As filed with the Securities and Exchange Commission on September 29, 2025
Registration
No. 333-288622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.
3
to
FORM
S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933
FORM
S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

M
ESA
A
IR
G
ROUP
, I
NC
.
(Exact name of registrant as specified in its charter)

Nevada	4512	85-0302351
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
410 North 44th Street, Suite 700
Phoenix, AZ 85008
(602)
685-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael J. Lotz
Chief Financial Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008
(602)
685-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gregory R. Hall, Esq. Kevin E. Criddle, Esq. DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, AZ 85016 (480) 606-5100	Brian S. Gillman Executive Vice President, General Counsel and Secretary Mesa Air Group, Inc. 410 North 44th Street, Suite 700 Phoenix, Arizona 85008 (602) 685-4000	Chad Pulley Senior Vice President, General Counsel and Secretary Republic Airways Holdings Inc. 8909 Purdue Road, Suite 300 Indianapolis, IN 46268 (317) 471-2335	Joshua Bonnie, Esq. Jonathan L. Corsico, Esq. Jonathan Ozner, Esq. Benjamin A. Bodurian, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 (202) 636-5575

Approximate date of commencement of proposed sale of the securities to the public
: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box: ☐
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Mesa Air Group, Inc., a Nevada corporation (“Mesa”) is filing this registration statement on Form S-4 and S-1 (Reg. No. 333-288622) to register the shares of its common stock, par value 0.001 per share, after giving effect to the conversion described immediately below, to be issued in connection with the merger of Mesa and Republic Airways Holdings Inc., a Delaware corporation (“Republic”), pursuant to which, among other matters, (i) Republic will merge with and into Mesa, with Mesa as the surviving corporation in the merger (the “Merger”), and (ii) prior to the effective time of the Merger (the “Effective Time”), Mesa will convert from a Nevada corporation to a Delaware corporation. Following the Merger, Mesa is referred to herein as the “Surviving Corporation.” At the Effective Time, Mesa will be renamed “Republic Airways Holdings Inc.” and it is expected that the common stock of the Surviving Corporation will trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RJET.” This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Mesa Special Meeting (described herein) at which Mesa stockholders will be asked to consider and vote upon the Mesa Proposals (described herein) and certain other related matters.

The accompanying proxy statement/prospectus also constitutes the prospectus of the Surviving Corporation with respect to the potential distribution of its shares of common stock to the Pre-Merger Mesa Shareholders pursuant to the Escrow Issuance (described herein). Promptly following the closing of the Merger (the “Closing”) (and in all events immediately following the Effective Time), Mesa will issue to the escrow agent a number of shares of its common stock equal to six percent (6%) of the total shares issued and outstanding after the completion of the Merger and such issuance (the “Escrow Shares” and together with any applicable dividends, the “Escrow Asset”, as further defined in the Escrow Agreement). The Escrow Asset will be distributed to the Pre-Merger Mesa Shareholders (as described herein) on a pro rata basis to the extent remaining after potential distributions, if any, are made to United Airlines, Inc. (“United Airlines”) and the Surviving Corporation based on the determination of the Net Debt Amount (described herein) as of the Closing. Mesa is filing this registration statement on Form S-1 to register the issuance of its shares of common stock pursuant to the Escrow Issuance to the extent that any such Escrow Shares are distributed to the Pre-Merger Mesa Shareholders.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2025

PRELIMINARY PROSPECTUS

Up to 121,000,000 Shares of Common Stock of the Surviving Corporation

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Mesa Air Group, Inc. and Republic Airways Holdings Inc.:

Mesa Air Group, Inc., a Nevada corporation (“Mesa”), and Republic Airways Holdings Inc., a Delaware corporation (“Republic”), entered into an Agreement, Plan of Conversion and Plan of Merger (as may be amended, modified, or supplemented from time to time, the “Merger Agreement”) on April 4, 2025, pursuant to which, among other matters, (i) Republic will merge with and into Mesa, with Mesa as the surviving corporation in the merger (the “Merger”), and (ii) prior to the effective time of the Merger (the “Effective Time”), Mesa will convert from a Nevada corporation to a Delaware corporation. Following the Merger, Mesa is referred to herein as the “Surviving Corporation.” At the Effective Time, Mesa will be renamed “Republic Airways Holdings Inc.,” and it is expected that the common stock of the Surviving Corporation will trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RJET.”

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Republic common stock, par value $0.001 (“Republic common stock”), issued and outstanding immediately prior to the Effective Time (other than cancelled shares and dissenting shares held by stockholders who have not voted in favor of, or consented to, the Merger and who have properly demanded appraisal of such shares in accordance with, and have complied in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)), will be automatically converted into the right to receive 584.90 validly issued, fully paid, and nonassessable shares of Mesa common stock, with cash (without interest, rounded down to the nearest cent) paid in lieu of any fractional shares (collectively, the “Merger Consideration”) as described in more detail in the section titled “The Merger Agreement – Merger Consideration” beginning on page 141 of the accompanying proxy statement/prospectus, referred to herein as the “Exchange Ratio.”

Each share of Mesa common stock that is issued and outstanding immediately prior to the Effective Time, will remain issued and outstanding, and such shares will be unaffected by the Merger and will entitle the holder thereof to the non-transferable contingent right to receive a pro rata share of the Escrow Asset (as defined in the Escrow Agreement) distributed pursuant to and in accordance with the Merger Agreement, the Three Party Agreement, and the Escrow Agreement, as described in more detail in the sections titled “The Merger Agreement – The Escrow Issuance” and “Agreements Related to the Merger – The Three Party Agreement” beginning on page 143 and 168 of the accompanying proxy statement/prospectus, respectively. Each unvested Mesa restricted stock unit (“Mesa RSU”) and Mesa restricted stock award (“Mesa Restricted Stock Award”) will be accelerated in full prior to the Effective Time. Further, immediately prior to the Effective Time, each outstanding Republic restricted stock unit (“Republic RSU”) that has vested (including each outstanding Republic RSU that will become vested upon the Closing of the Merger) will be cancelled and converted into the right to receive shares of Republic common stock, which will be converted into Mesa common stock, and each then outstanding Republic RSU that is unvested will be assumed by Mesa and converted into the right to receive an award of restricted shares of Mesa common stock in an amount equal to the number of whole shares of Mesa common stock (rounded up to the next whole share) equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of shares of Republic common stock subject to such unvested Republic RSU immediately prior to the Effective Time.

The Exchange Ratio does not give effect to any potential reverse stock split of Mesa common stock. Pursuant to the Merger Agreement, the Exchange Ratio will be adjusted, as applicable and appropriate, to reflect fully the effect of any stock split, reverse split, combination, subdivision, reclassification, stock dividend (including any dividend or distribution of securities convertible into Mesa common stock), reorganization, recapitalization, or other like change with respect to Mesa common stock occurring after the date of the Merger Agreement and prior to the Effective Time. The Exchange Ratio will not be adjusted for changes in the market price of Mesa common stock between the date of the signing of the Merger Agreement and the consummation of the Merger. Because the share price of Mesa common stock will fluctuate between the date of the signing and completion of the Merger, and because the Exchange Ratio is fixed and will not be adjusted to reflect changes in the share price of Mesa common stock, the value of the shares of Mesa common stock received by Republic shareholders in the Merger may differ from the implied value based on the share price on the date of the signing of the Merger Agreement or the date of this proxy statement / prospectus - for example, if the value of Mesa shares increases as compared to the value at signing, then Republic stockholders will receive merger consideration with a value greater than the implied value at signing and if the value of Mesa shares decreases as compared to the value at signing, then Republic stockholders will receive merger consideration with a value lower than the implied value at signing.

If the Merger had been consummated on April 4, 2025 (the date of the signing of the Merger Agreement), based on the Exchange Ratio of 584.90, each share of Republic common stock would have been converted into the right to receive shares of Mesa common stock worth $415.34 in value based on the $0.71 April 4, 2025 closing market price of Mesa common stock. Because the Exchange Ratio is fixed and the value of Mesa common stock may fluctuate between the signing and consummation of the Merger, the value of each share of Mesa common stock received by Republic stockholders may change as compared to this value as of April 4, 2025.

The accompanying proxy statement/prospectus also constitutes the prospectus of the Surviving Corporation with respect to the potential distribution of its shares of common stock to the Pre-Merger Mesa Shareholders pursuant to the Escrow Issuance. Promptly following the Closing (and in all events immediately following the Effective Time), Mesa will issue to the Escrow Agent a number of shares of its common stock equal to six percent (6%) of the total shares issued and outstanding after the completion of the Merger and such issuance (the “Escrow Shares,” and together with any applicable dividends (if any), the “Escrow Asset,” as further defined in the Escrow Agreement). The Escrow Asset will be distributed to the Pre-Merger Mesa Shareholders on a pro rata basis to the extent remaining after potential distributions, if any, are made to United Airlines and the Surviving Corporation based on the determination of the Net Debt Amount (described herein) as of the Closing. See the section titled “Agreements Related to the Merger – The Three Party Agreement” beginning on page 168 of the accompanying proxy statement/prospectus.

Immediately after the Merger, the Pre-Merger Mesa Shareholders are expected to own approximately six percent (6%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis, and former Republic securityholders are expected to own approximately eighty-eight percent (88%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis, subject to certain assumptions. The other six percent (6%) of the outstanding shares of the Surviving Corporation (referred to herein, together with any applicable dividends, as the Escrow Asset) will be held in the Escrow Account for delivery to the Pre-Merger Mesa Shareholders after any potential deduction for United Airlines and the Surviving Corporation as described above. Whether any of the Escrow Asset will ultimately be distributed to the Pre-Merger Mesa Shareholders cannot be estimated at this point in time as it is dependent on both (i) the finally determined Net Debt Amount and (ii) the finally determined Surviving Corporation Stock Value, neither of which will be finally determined until after the Closing, as described in detail in the section titled “Agreements Related to the Merger – the Three Party Agreement – Mesa’s Delivery of Proposed Final Closing Statement and United Airlines’ and the Surviving Corporation’s Responses”

As described in detail in “The Merger – Background of the Merger” beginning on page 102, in agreeing to the Exchange Ratio, Mesa and Republic sought to give effect to the anticipated 88%/6%/6% pro forma equity splits described in the paragraph immediately above. As part of this process, Mesa and Republic took into account all information reasonably available to them, including Mesa’s public trading price and Republic’s theoretical value as a public company, along with factors such as the terms and conditions of Mesa’s and Republic’s respective capacity purchase agreements and the respective assets of Mesa and Republic that are anticipated to be utilized by the combined company post-closing, but Mesa and Republic did not, however, assign specific values to themselves because they did not consider it feasible to do so and because they did not believe that doing so would facilitate negotiations. While Mesa is publicly traded, the parties did not view Mesa’s then-current stock price and related market capitalization as corresponding to or reflective of the proposed scope of the Merger due to the expected dispositions of certain assets and liabilities as set forth in the Three Party Agreement that were not priced into the then-current stock price of Mesa. In addition, Republic is a private company without a public trading price, and although the parties considered Republic’s size, status as a private company in an inactive market, and financial performance in comparison to Mesa’s, the parties did not determine a specific value for Republic.

Shares of Mesa common stock are currently listed on Nasdaq under the symbol “MESA.” Mesa and Republic intend to prepare and submit to Nasdaq an initial listing application for the Surviving Corporation and will use their reasonable best efforts to cause shares of Mesa common stock issued in the Merger to be authorized for listing on Nasdaq, at or prior to the Closing. It is a condition to Mesa’s and Republic’s obligations to complete the Merger that the Mesa common stock issuable in the Merger have been approved for listing on the Nasdaq. On     , 2025, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Mesa common stock was $    per share.

Mesa stockholders are cordially invited to attend the special meeting of stockholders (the “Mesa Special Meeting”) on     , 2025, at      Mountain Standard Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The Mesa Special Meeting will be held at 2525 E. Camelback Road, Suite 1000, Phoenix, Arizona 85016. Mesa stockholders will be able to attend and participate in the Mesa Special Meeting in person where they will be able to ask questions and vote. At the Mesa Special Meeting, Mesa will ask its stockholders to:

1.

Approve the Merger and all transactions contemplated by the Merger Agreement, including the Merger and the conversion of Mesa from a Nevada corporation to a Delaware corporation by means of a conversion, pursuant to the Plan of Conversion (the “Merger Proposal” or “Proposal No. 1”);

2.

Approve (i) the issuance of shares of common stock of Mesa, which will represent more than 20% of the shares of Mesa common stock outstanding immediately prior to the Merger, (a) to stockholders of Republic pursuant to the terms of the Merger Agreement, dated as of April 4, 2025, a copy of which is attached as Annex A to this proxy statement/prospectus, and (b) in respect of the Escrow Shares, which shall ultimately be distributed to one or more of United Airlines, the Surviving Corporation, or the Pre-Merger Mesa Shareholders, pursuant to the terms of the Merger Agreement and the Three Party Agreement, and (ii) the change of control arising from the issuance of shares in connection with the Merger and the Escrow Issuance, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 2”);

3.

Approve on an advisory (non-binding) basis, certain compensation payments that will or may be made by Mesa to its named executive officers in connection with the Merger (the “Advisory Compensation Proposal” or “Proposal No. 3”);

4.	Approve the Republic 2025 Equity Incentive Plan (the “Equity Plan Proposal” or “Proposal No. 4”);

5.

Approve an adjournment of the Mesa Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4 (the “Adjournment Proposal” or “Proposal No. 5”); and

After careful consideration, each of the Mesa and Republic boards of directors have approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and have determined that the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of Mesa and its stockholders and Republic and its stockholders, respectively. Mesa’s board of directors has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus. As of the date of this proxy statement/prospectus, Republic has obtained sufficient consents from its stockholders to approve the adoption of the Merger Agreement and approve the transactions contemplated thereby.

More information about Mesa, Republic, the Merger Agreement and transactions contemplated thereby, and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Mesa urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 49 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Mesa and Republic are excited about the opportunities the Merger brings to Mesa’s and Republic’s stockholders and thank you for your consideration and continued support. Sincerely,

Jonathan G. Ornstein	David Grizzle
Chairman, Chief Executive Officer	Chairman, Chief Executive Officer
Mesa Air Group, Inc.	Republic Airways Holdings Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated    , 2025 and is first being mailed to Mesa’s stockholders on or about    , 2025.

MESA AIR GROUP, INC.

410 North 44th Street, Suite 700

Phoenix, AZ 85008

(602) 685-4000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the stockholders of Mesa Air Group, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Mesa Air Group, Inc. (the “Mesa Special Meeting”), will be held on      , 2025, at     Mountain Standard Time, unless postponed or adjourned to a later date. The Mesa Special Meeting will be held at 2525 E. Camelback Road, Suite 1000, Phoenix, Arizona 85016. You will be able to attend and participate in the Mesa Special Meeting in person where you will be able to ask questions and vote.

The Mesa Special Meeting will be held for the following purposes:

1.

Approve the Merger and all transactions contemplated by the Merger Agreement, including the Merger and the conversion of Mesa from a Nevada corporation to a Delaware corporation by means of a conversion, pursuant to the Plan of Conversion (the “Merger Proposal” or “Proposal No. 1”);

2.

Approve (i) the issuance of shares of common stock of Mesa, which will represent more than 20% of the shares of Mesa common stock outstanding immediately prior to the Merger, (a) to stockholders of Republic pursuant to the terms of the Merger Agreement, dated as of April 4, 2025, a copy of which is attached as Annex A to this proxy statement/prospectus, and (b) in respect of the Escrow Shares, which shall ultimately be distributed to one or more of United Airlines, the Surviving Corporation, or the Pre-Merger Mesa Shareholders, pursuant to the terms of the Merger Agreement and the Three Party Agreement, and (ii) the change of control arising from the issuance of shares in connection with the Merger and the Escrow Issuance, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 2”);

3.

Approve on an advisory (non-binding) basis, certain compensation payments that will or may be made by Mesa to its named executive officers in connection with the Merger (the “Advisory Compensation Proposal” or “Proposal No. 3”);

4.	Approve the Republic 2025 Equity Incentive Plan (the “Equity Plan Proposal” or “Proposal No. 4”);

5.

Approve an adjournment of the Mesa Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4 (the “Adjournment Proposal” or “Proposal No. 5”); and

Record Date: Mesa’s board of directors has fixed      , 2025 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Mesa Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of Mesa common stock at the close of business on the record date are entitled to notice of, and to vote at, the Mesa Special Meeting. At the close of business on the record date, Mesa had       shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes cast at the Mesa Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 2, 3, and 4. The affirmative vote of a majority of the outstanding shares of Mesa common stock entitled to vote thereon at the Mesa Special Meeting is required for approval of Proposal No. 1. The affirmative vote of a majority of the shares of Mesa common stock entitled to vote at the Mesa Special Meeting, present in person or represented by proxy, is required for approval of Proposal No. 5. Approval of each of Proposal Nos. 1 and 2 is a condition to the completion of the Merger and the Delaware Conversion. Therefore, neither the Merger nor the Delaware Conversion can be consummated without the approval of Proposal Nos. 1 and 2.

Even if you plan to attend the Mesa Special Meeting, Mesa requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Mesa Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Mesa Special Meeting.

MESA’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO MESA AND ITS STOCKHOLDERS, AND HAS APPROVED EACH SUCH PROPOSAL. MESA’S BOARD OF DIRECTORS RECOMMENDS THAT MESA STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting

to Be Held on     , 2025 at    Mountain Standard Time at 2525 E. Camelback Road,

Suite 1000, Phoenix, Arizona 85016.

The proxy statement/prospectus and annual report to stockholders are available at www.investor.mesa-air.com/financial-information/sec-filings.

By Order of Mesa’s Board of Directors,

Jonathan G. Ornstein

Chief Executive Officer

    , 2025

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Mesa Air Group, Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Mesa Air Group, Inc. by calling (602) 685-4000 or via email to Legal@mesa-air.com.

To ensure timely delivery of these documents, any request should be made no later than     , 2025 to receive them before the Mesa Special Meeting.

For additional details about where you can find information about Mesa, please see the section titled “Where You Can Find More Information” beginning on page 386 of this proxy statement/prospectus.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4/S-1 filed with the SEC, by Mesa (the “Registration Statement”), constitutes a prospectus of Mesa under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Mesa common stock to be issued if the Merger described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Mesa Special Meeting at which Mesa stockholders will be asked to consider and vote upon the proposals described in the accompanying proxy statement/prospectus and certain other related matters.

This document also constitutes a prospectus of the Surviving Corporation with respect to the distribution of the Escrow Shares to the Pre-Merger Mesa Shareholders to the extent that any such Escrow Shares are distributed to the Pre-Merger Mesa Shareholders.

A prospectus supplement may also add, update, or change information included in this proxy statement/prospectus. Any statement contained herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this proxy statement/prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this document.

You should rely only on the information contained in this proxy statement/prospectus. Mesa has not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Neither the mailing of this proxy statement/prospectus to Mesa stockholders nor the issuance by Mesa of shares of Mesa common stock as consideration pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Mesa contained in this proxy statement/prospectus has been provided by Mesa.

ii

iii

GLOSSARY OF TERMS

In this document:

“2025 Equity Incentive Plan” means the Republic 2025 Equity Incentive Plan.

“Acceptable Confidentiality Agreement” means an executed customary confidentiality agreement between Mesa or Republic (as applicable) and a third Person that (i) does not include any provision for any exclusive right of such third Person or any of its Affiliates to negotiate with Mesa or any of its Affiliates or Republic of any of its Affiliates (as applicable) or having the effect of restricting Mesa or Republic (as applicable) from fulfilling any of its obligations under the Merger Agreement, including under Section 5.4 or Section 5.6 of the Merger Agreement (as applicable); (ii) contains provisions that are no more favorable in the aggregate to the third Person than those contained in the Confidentiality Agreement; and (iii) does not require Mesa, Republic, or any of their respective subsidiaries (as applicable) to reimburse the costs or expenses of any Person.

“Administrator” means the compensation committee of the Surviving Corporation board of directors, or another committee designated by the Board to administer the 2025 Equity Incentive Plan.

“AFA” means Association of Flight Attendants.

“AFAC” means the Mexican Aviation Agency.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the first Person specified.

“ALPA” means the Airline Pilots Association, International.

“American Airlines” means American Airlines, Inc.

“American Airlines CPA” means Republic’s capacity purchase agreement with American Airlines.

“Archer Agreements” means, the (a) Aircraft Purchase Agreement, dated as of January 29, 2021, between Archer Aviation Inc., as seller, and United Airlines, Inc., as buyer, (b) Collaboration Agreement, dated as of January 29, 2021, between Archer Aviation Inc. and United Airlines, Inc., (c) Assignment and Assumption Agreement, dated as of February 26, 2021, among Mesa Airlines, Inc., United Airlines, Inc., Mesa Air Group, Inc., and Archer Aviation Inc. (the “Archer Assignment and Assumption Agreement”), (d) Aircraft Purchase Agreement, dated as of April 29, 2021, among Archer Aviation Inc., as seller, Mesa Airlines, Inc., as buyer, and Mesa Air Group, Inc., as buyer parent, (e) Warrant to Purchase Shares of Archer Aviation Inc., issued January 29, 2021 by Archer Aviation Inc. and acknowledged and agreed by United Airlines, Inc., as holder, (f) Subscription Agreement, entered into as of February 10, 2021, between Atlas Crest Investment Corp. and United Airlines, Inc., as investor, (g) Transaction Support Agreement, entered into as of February 26, 2021, among Atlas Crest Investment Corp. and Mesa Air Group, Inc., as stockholder, (h) Warrant to Purchase Shares of Archer Aviation Inc., issued February 26, 2021 by Archer Aviation Inc. and acknowledged and agreed by Mesa Air Group, Inc., as holder, (i) any contracts between or among any of Mesa (or any of its Affiliates) or United Airlines (or any of its Affiliates), on the one hand, and Archer (or any of its Affiliates), on the other hand, in each case to the extent not captured by the foregoing clauses (a) through (h), and in each case whether or not disclosed to Republic and whether or not existing as of the date hereof, and (j) in each case of clauses (a) through (i), any amendments or documents related to the foregoing.

“Archer Condition” has the meaning given to that term in Section 1.9(b) of the TPA; the Archer Condition is satisfied when, by the specified deadlines, all the Archer Rights and Obligations (including, as applicable, the Certification Archer Warrants (as defined in the TPA)) are either disposed of, terminated, or assumed in a manner that fully releases Mesa and its Affiliates from any further responsibility, with the process and documentation subject to Republic’s reasonable approval.

“Archer Deadline” means June 3, 2025.

“Archer Rights and Obligations” means, collectively, all of the obligations, liabilities, duties, rights, and similar undertakings of Mesa and its Affiliates under the Archer Agreements.

“Articles of Conversion” means the articles of conversion in form and substance reasonably acceptable to Mesa and Republic, to be filed with the Secretary of State of the State of Nevada.

“ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.

“Asset Sale Conditions” means, as to any binding definitive purchase agreement providing for the consummation of any sale of Eligible Assets (as defined in the TPA): (a) the seller of the Eligible Asset shall have no pre-closing obligations to the buyer of the Eligible Asset (or any of such buyer’s Affiliates) other than any obligations that survive closing that are customary for transactions of a similar nature and type, such seller shall have no post-closing liabilities except as to title to the asset or other liabilities that are customary for a transaction of a similar nature and type; (b) all sales shall be “as-is, where-is” without warranties except as to title to the asset; (c) the buyer shall be solely liable for sales, use, transaction privilege, and similar Taxes (as defined in the TPA) and the seller shall have received or provided, as applicable, all legally required evidence of such exemptions before the consummation of the sale; (d) a creditworthy Affiliate of the buyer (if the buyer is not creditworthy) shall agree to provide an indemnity or maintain insurance for the seller and the seller’s prior lease and financing parties as and for so long as required by the seller’s leasing and financing agreements applicable to such asset; and (e) if such agreement contemplates a closing of one or more asset sales thereunder on a date that follows the signing date of such agreement, then such agreement shall provide a right of termination (or an automatic termination) of such agreement as to any asset sales thereunder that have not been consummated on or prior to September 30, 2025 (or December 31, 2025 with respect to the Subject Assets (as defined in the TPA)).

“Asset Valuation Methodology” means the procedures set forth on Appendix D of the TPA.

“Average stage length” means the average number of statute miles flown per flight segment.

“Aviation Approvals” means, collectively, all of the approvals necessary to be obtained from the DOT, the FAA, the FCC, the TSA, and foreign CAA to consummate the Merger, and notifications to and approvals necessary to be obtained from the AFAC regarding transfer of control and the receipt of official confirmation issued by the AFAC taking note of the transfer of control resulting from the Merger. For avoidance of doubt, the Aviation Approvals shall include the receipt from DOT of an exemption from 49 U.S.C. § 41105, pursuant to 49 U.S.C. § 40109, allowing Mesa and Republic to operate under common ownership pending DOT’s action on an application by Mesa and Republic for approval of a de facto transfer of their international route authorities (but shall not, for the avoidance of doubt, include the actual approval by DOT of a de facto transfer of such international route authorities).

“Award” means, collectively, the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards and incentive bonuses.

“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

“Board” means the Board of Directors of the Surviving Corporation.

“CBAs” means collective bargaining agreements.

“Certificate of Conversion” means a duly executed certificate of conversion in form and substance reasonably acceptable to Mesa and Republic, to be filed with the Secretary of State of the State of Delaware.

“Class A Eligible Assets” means, collectively, the CRJ Assets and CF34-8C5 Spare Engines.

“Class B Eligible Assets” means, collectively, (i) the CF34-8E spare engine described in Part #3 of Appendix F to the TPA, (ii) those certain twenty-three (23) CRJ engines described in Part 5 of Appendix F to the TPA, and (iii) Boeing 737 Spare Parts.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of March 19, 2023, by and between Republic and Mesa.

“Control” means the possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “Controlling” and “Controlled by” have correlative meanings.

“Conversion Effective Time” means the time at which the Delaware Conversion becomes effective as specified in the Conversion Filings.

“Conversion Filings” means the Certificate of Conversion and the Articles of Conversion.

“Competition Law” means any domestic or foreign antitrust, competition and merger control law or regulation that is applicable to the transactions contemplated by the Merger Agreement.

“Computershare” means Computershare Trust Company, National Association.

“CPA” means capacity purchase agreement.

“CPA Reconciliation Amount” means the aggregate amount of all reconciliation payments for Compensation for Carrier Controlled Costs and Pass-Through Costs (as each such term is defined in the United CPA), calculated in accordance with the terms and conditions set forth in Sections 3.4, 3.6(b), and 4.31 of the United CPA, to the extent such payments both (x) are not already represented in the Mesa Working Capital Shortfall and (y) have not yet been reconciled between United Airlines and Mesa as of the calendar month in which the Closing will occur; provided, that a reconciliation payment owed by Mesa to United Airlines will be represented as a positive number and a reconciliation payment owed by United Airlines to Mesa will be represented as a negative number; provided, further, that the CPA Reconciliation Amount shall be based on United Airlines’ good faith estimate of the relevant flight statistics for the applicable period of determination under the United CPA.

“CPA Side Letter” means the binding letter agreement entered into by Republic and United Airlines concurrently with the execution and delivery of the Merger Agreement.

“CRASM” means contract revenue divided by ASMs.

“CRJ Assets” means, collectively, the CRJ Airframes and the CRJ Part Assets (as each term is defined in the TPA).

“CRJ Part Assets Sale Credit Amount” means, if Mesa has delivered to United Airlines and Republic the CRJ Part Assets Sale Certification prior to the Proposed Final Closing Statement Deadline, an amount equal to $5,000,000.

“CRJ Part Assets Sale Certification” means a written instrument signed by any of the Chief Executive Officer, General Counsel, or Chief Financial Officer, in each case of Mesa, that certifies the consummation of the sale by Mesa of all of the CRJ Part Assets.

“Delaware Conversion” means the conversion of Mesa from a Nevada corporation to a Delaware corporation by means of a conversion, pursuant to the Plan of Conversion.

“Delta Air Lines” means Delta Air Lines, Inc.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DHL” means DHL Network Operations (USA), Inc.

“DHL FSA” means that certain Flight Services Agreement by and between Mesa and DHL Network Operations (USA), Inc.

“DOT” means the United States Department of Transportation.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System.

“Effective Time” means the effective time of the Merger.

“Eligible Assets” means, collectively, the Class A Eligible Assets and the Class B Eligible Assets; provided, however, that, notwithstanding the foregoing, from and after the delivery, if any, of the CRJ Part Assets Sale Certification, the CRJ Part Assets shall no longer be considered Eligible Assets (as each term is defined in the TPA).

“End Date” means 18 months following the termination of the TPA as described under Section 6.18 of the TPA.

“Equity Interests” means, collectively, (i) the Archer Warrants, (ii) the Heart Warrants, (iii) the Regent Shares, (iv) the XTIA Shares, and (v) the Flite Holding Shares (as each term is defined in the TPA).

“Escrow Account” has the meaning given such term in the Escrow Agreement.

“Escrow Agreement” means the escrow agreement executed and delivered in connection with the TPA, a copy of which is filed as Exhibit 10.36 to the registration statement of which this proxy statement/prospectus forms a part.

“Escrow Agent” means Computershare Trust Company, National Association, a national banking association organized under the laws of the United States, as set forth in the Escrow Agreement.

“Escrow Asset” means the Escrow Shares and any other benefits or interests arising from the Escrow Shares, together with any dividends made in respect of any Escrow Shares held in the Escrow Account.

“Escrow Issuance” means the issuance of a number of shares of common stock of the Surviving Corporation equal to 6% of the issued and outstanding shares of common stock of the Surviving Corporation after giving effect to the issuance of Mesa common stock in the Merger, pursuant to the terms of the Three Party Agreement, Merger Agreement, and Escrow Agreement.

“Escrow Shares” means the shares of common stock of the Surviving Corporation equal to 6% of the total shares issued and outstanding after the completion of the Merger and such issuance.

“eVTOL aircraft” means electrically-powered vertical takeoff and landing aircraft.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Computershare Limited.

“Executive Compensation Amount” means the sum of (1) $7,980,921 for the aggregate severance payments to be paid, which amount does not exceed the maximum severance amount that complies with the limits imposed by the CARES Act and the Mesa Airlines CARES Act loan agreement; and (2) $2,500,000, representing the aggregate amount of consulting fees payable to such departing executive officers in exchange for their consulting services to the Surviving Corporation, as earned, in the one-year period immediately following the Closing, in the case of this clause (2) based on the representations made in Section 4.9 of the TPA.

“FAA” means the United States Federal Aviation Administration.

“FCC” means the Federal Communications Commission.

“Final Closing Statement” has the meaning given to such term in Section 1.7(d) of the TPA.

“FINRA” means the Financial Industry Regulatory Authority.

“Flite” means Flite Holdings Limited, a company incorporated in the Republic of Malta.

“Flite Holding Shares” means shares owned by Mesa in Flite.

“Form S-4” means the registration statement on Form S-4 filed with the SEC in connection with the Merger.

“Form S-1” means the registration statement on Form S-1 filed with the SEC in connection with the distribution of the Escrow Shares to the Pre-Merger Mesa Shareholders in connection with the Escrow Issuance.

“FTICA” means FTI Capital Advisors, LLC.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means (a) any national, federal, state, county municipal, local or foreign government, or other political subdivision thereof; (b) any public international or multinational organization or authority; (c) any authority, agency, commission, or any entity exercising executive, legislative, judicial, regulatory, police, taxing or administrative functions, power or authority of or pertaining to government; or (d) any state-owned or controlled enterprise.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, (a) indebtedness for borrowed money, whether current or funded, secured or unsecured, (b) debt securities (including notes, bonds, debentures, or other similar instruments), (c) obligations with respect to leases required to be accounted for as capital or finance leases in accordance with GAAP or recorded as capital or finance leases in the consolidated financial statements of such Person, (d) for letters of credit, bank guarantees, and other similar Contracts entered into by or on behalf of such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment), (f) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability, or undertaking of any other Person contemplated by the foregoing clauses (a) through (e) of this definition, and (g) all obligations of the type referred to in clauses (a) through (f) of this definition of any Person other than Republic or any of its Subsidiaries or Mesa or any of its Subsidiaries (as applicable, depending on the context), the payment of which Republic or any of its Subsidiaries or Mesa or any of its Subsidiaries (as applicable) is liable, directly or indirectly, as obligor, guarantor, surety, or otherwise.

“Independent Valuation Firm” has the meaning given to such term in Section 1.7(f) of the TPA.

“Intervening Event” means any material event, circumstance, change, effect, development, or condition with respect to Mesa, its subsidiaries or its business that (i) was not known or reasonably foreseeable by the Mesa board of directors as of execution and delivery of the Merger Agreement and (ii) first becomes known to the

Mesa board of directors after the execution and delivery of the Merger Agreement and at any time prior to the time Mesa stockholder approval is obtained, subject to certain exceptions.

“LIFT Academy” means Leadership In Flight Training Academy.

“Liquidator” means an industry-recognized liquidator to be chosen by United Airlines.

“Load factor” means the percentage of aircraft seat miles actually occupied on a flight (RPMs divided by ASMs).

“MAG-AIM” means Mesa Air Group-Airline Inventory Management, LLC., an Arizona limited liability company.

“Malta Agreements” means the Malta JV Shareholders’ Agreement, the Loan Agreement, made on December 2, 2022, between Flite Holdings Limited, as borrower, and Mesa Airlines, Inc., as lender (unsecured loan agreement in respect of $1,000,000), and any amendments or documents related to the foregoing.

“Malta Amount” means, if the Malta Condition has not been satisfied as of the Proposed Final Closing Statement Deadline, the aggregate amount (expressed as a positive number) of all amounts due or owing (or that may become due or owing), whether in the form of loans, lines of credit (whether or not drawn), equity contributions, advances, disbursements or otherwise, by Mesa or any of its Affiliates to Flite, any of its Affiliates, or any of its or their respective direct or indirect equityholders.

“Malta Condition” means, as of the Proposed Final Closing Statement Deadline, (i) neither Mesa nor any of its Affiliates is any longer an equityholder in Flite or any of its Affiliates, and (ii) Mesa and its Affiliates have terminated their participation in the Malta JV Shareholders’ Agreement and all related agreements and commercial or other arrangements with Flite, its Affiliates and its and their respective direct or indirect equityholders, in each case in full and without any further obligations, duties, liabilities, or similar undertakings of Mesa or any of its Affiliates.

“Merger” means the merger of Republic with and into Mesa, with Mesa as the surviving corporation in the merger.

“Merger Agreement” means that certain Agreement, Plan of Conversion and Plan of Merger, dated as of April 4, 2025, entered into by Mesa and Republic, as may be amended, modified, or supplemented from time to time.

“Merger Consideration” means the validly issued, fully paid, and non-assessable shares of Mesa common stock issued pursuant to the Merger Agreement, with cash (without interest, rounded down to the nearest cent) paid in lieu of any fractional shares

“Mesa” means Mesa Air Group, Inc., a Nevada corporation.

“Mesa Airlines” means Mesa Airlines, Inc., a Nevada corporation.

“Mesa Acquisition Proposal” means, with respect to Mesa, any offer or proposal from any Person or group (other than Republic) concerning any, in a single transaction or series of related transactions, direct or indirect (a) merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution, conversion, transfer, domestication or continuance or other transaction involving Mesa which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 20% or more of the voting power of Mesa or 20% or more of the voting power of the successor to Mesa in such transaction or the resulting direct or indirect parent of Mesa or such successor (or any securities convertible into, or exchangeable for, securities representing such voting power), (b) sale, lease, exchange, transfer, license, or other disposition of assets of Mesa representing 20% or more of the consolidated assets of Mesa (whether based on the fair market value, revenue generation, or net income), (c) issuance or sale by Mesa of equity interests representing, convertible into, or exchangeable for 20% or more of the voting power of Mesa, (d) transaction in which any Person will acquire beneficial ownership, or the right to acquire beneficial ownership of shares of capital stock representing 20% or more of the voting power of Mesa, (e) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning 20% or more of the voting power of Mesa, or (f) any combination of the foregoing (in each case, other than the Merger).

“Mesa Alternative Acquisition Agreement” means any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option, or other similar contract providing for or otherwise relating to any Mesa Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with the terms of the Merger Agreement) or that is intended to result in, or would reasonably be expected to lead to, any Mesa Acquisition Proposal.

“Mesa Charter” means Mesa’s Second Amended and Restated Articles of Incorporation.

“Mesa common stock” means (i) prior to the Conversion, each share of Mesa common stock, no par value, that is issued and outstanding prior to the Effective Time and (ii) following the Conversion, each share of Mesa common stock, par value $0.001 per share, that is issued and outstanding prior to the Effective Time.

“Mesa-Delaware” means Mesa Air Group, Inc., a Delaware corporation, after the Delaware Conversion.

“Mesa Intervening Event” means any material event, circumstance, change, effect, development, or condition with respect to Mesa, its subsidiaries or their respective business that (i) was not known or reasonably foreseeable by the Mesa board of directors as of execution and delivery of the Merger Agreement, and (ii) first becomes known to the Mesa board of directors after the execution and delivery of the Merger Agreement and at any time prior to the time the Mesa Stockholder Approval is obtained; provided, however, that in no event shall any event, circumstance, change, effect, development, or condition resulting from or relating to any of the following give rise to a Mesa Intervening Event: (a) the receipt, existence, or terms of a Mesa Acquisition Proposal or Mesa Superior Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Mesa Acquisition Proposal” and “Mesa Superior Proposal”) or any matter relating thereto or consequence thereof; (b) the announcement or pendency of the transactions contemplated by the Merger Agreement, including the Merger; (c) any breach of the Merger Agreement by Mesa; (d) the fact that Mesa has exceeded or met any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of Mesa’s revenue, earnings or other financial performance or results of operations; or (e) any changes in the market price or trading volume of the shares of Mesa common stock.

“Mesa Legacy Shareholders” means those persons and entities who constitute the holders of Mesa common stock and warrants immediately prior to the consummation of the Merger and prior to the Delaware Conversion.

“Mesa-Nevada” means Mesa Air Group, Inc., a Nevada corporation, prior to the Delaware Conversion.

“Mesa Obligations” means, collectively (and without duplication): (a) the Mesa Working Capital Shortfall (as defined in the TPA) (if a positive number); (b) the UST Loan; (c) to the extent not captured in the immediately preceding clause (a), the Executive Compensation Amount (as defined in the TPA); and (d) any other equipment, property, or Indebtedness obligations or payables (whether or not aged), in each case of the items referenced in this clause (d) to the extent reflected on Mesa’s trial balance, as determined in accordance with the line items, policies, and procedures as set forth on Appendix L of the TPA, prepared in accordance with GAAP; provided, however, that notwithstanding anything to the contrary in the foregoing, the Mesa Obligations will not include any claims or liabilities arising from, related to, or in connection with either (x) environmental, labor, employment, tax, securities matters, (y) liabilities not primarily related to Mesa’s flight operations, or (z) any operating leases or capital leases.

“Mesa Recommendation” means the recommendation made by the Mesa board of directors as set forth in the resolutions that the Mesa board of directors adopted at a meeting duly called and held prior to the execution and delivery of the Merger Agreement, by which the Mesa board of directors unanimously (i) determined that the Merger Agreement, the Plan of Conversion, the Delaware Conversion, the Merger, the Escrow Issuance, and the other transactions contemplated by the Merger Agreement and the Three Party Agreement are advisable, fair to, and in the best interests of Mesa and its stockholders, (ii) adopted, approved, and declared advisable the Merger Agreement, the Plan of Conversion, the Delaware Conversion, the Merger, the Escrow Issuance, and the other transactions contemplated by the Merger Agreement and the Three Party Agreement, in accordance with the requirements of the NRS, (iii) directed that the Merger Agreement, the Plan of Conversion, the Delaware Conversion, and the Merger be submitted to the Mesa stockholders for adoption and approval and (iv) recommended that the Mesa stockholders vote their shares of Mesa common stock in favor of the Mesa Stockholder Approval.

“Mesa Representative” means Mesa Shareholder Representative, LLC.

“Mesa Representative Expense Fund” means $100,000 paid by Mesa to the Mesa Representative at Closing.

“Mesa Representative Expense Fund Remainder” means any amount of cash remaining in the Mesa Representative Expense Fund following the completion of the Mesa Representative’s responsibilities under the TPA.

“Mesa SEC Documents” means registration statements, prospectuses, forms, reports, certifications, statements, and other documents filed or furnished by Mesa under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act and any other documents filed by Mesa with the SEC, as have been supplemented, modified, or amended since the time of filing.

“Mesa Service Providers” means any Mesa’s or its subsidiaries’ former or current employees, officers, consultants, independent contractors, or directors.

“Mesa Special Meeting” means the special meeting of Mesa stockholders as described in this proxy statement/prospectus.

“Mesa Stockholder Approval” means (i) the approval of the Merger Agreement and the Plan of Conversion and the approval of the Delaware Conversion and the Merger by the holders of a majority of the outstanding shares of Mesa common stock entitled to vote thereon at the Mesa Special Meeting, and (ii) the approval of the issuance of shares of Mesa common stock in the Merger and the Escrow Issuance by the holders of a majority of the votes cast at the Mesa Special Meeting.

“Mesa Superior Proposal” means a bona fide written Mesa Acquisition Proposal (except the references therein to “20%” will be replaced by “50%”) made by a third party (other than Republic) after the date of the merger agreement which Mesa’s board of directors determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, (a) would result in a transaction that is more favorable to Mesa’s stockholders, from a financial point of view, than the merger (after giving effect to all applicable adjustments pursuant to the terms of the Merger Agreement) and after taking into account the identity of the third party making the proposal, likelihood of consummation of such transaction in accordance with the terms of such Mesa Acquisition Proposal and legal, financial, regulatory, timing, and other applicable aspects of such Mesa Acquisition Proposal; and (b) is reasonably capable of being consummated in accordance with the material terms thereof substantially within the timeframe contemplated by such Mesa Acquisition Proposal.

“Mesa Working Capital Shortfall” means the amount, if a positive number, equal to (i) Aggregate Current Liabilities (as defined in the TPA), minus (ii) Mesa Closing Balance Sheet Credit Amount (as defined in the TPA).

“Mesa Working Capital Surplus” means the amount, if a positive number, equal to (i) Mesa Closing Balance Sheet Credit Amount (as defined in the TPA) minus (ii) Aggregate Current Liabilities (as defined in the TPA).

“MPD” means Mesa Pilot Development, L.L.C., an Arizona limited liability company, Mesa’s pilot development program.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Stock Market” means the Nasdaq Stock Market LLC.

“Net Debt Amount” means, without duplication, a dollar value equal to (i) the aggregate dollar value (expressed as a positive number) of all Pre-Closing Mesa Obligations that United Airlines must repay, assume, or otherwise bear responsibility for pursuant to Section 1.4(c) of the TPA, plus (ii) the aggregate dollar value (expressed as a positive number) of the United Debt as of immediately prior to the Closing, plus (iii) if a positive number, the CPA Reconciliation Amount, plus (iv) the aggregate dollar value (expressed as a positive number) of the Mesa Representative Expense Fund (provided, that the aggregate dollar value of the Mesa Representative Expense Fund shall not be included in the Net Debt Amount if such amount is both (a) accrued for on Mesa’s trial balance, as determined in accordance with the line items, policies and procedures as set forth on Appendix L of the TPA, and (b) appropriately captured in the cash balance of Mesa as of immediately prior to the Closing), minus (v) if a negative number, the absolute value of the CPA Reconciliation Amount, minus (vi) the aggregate dollar value (expressed as a positive number) of the Mesa Asset Credit, minus (vii) the aggregate dollar value (expressed as a positive number) of the Mesa Performance Credit Amount, minus (viii) the aggregate dollar value of all Post-Closing Class B Eligible Assets Sales Proceeds to which United Airlines has become entitled under Section 2.3(f) of the TPA following the Closing and through the Share Settlement Date other than as to Post-Closing Class B Eligible Assets Sales Proceeds under Qualifying Agreements (as defined in the TPA) (for the avoidance of doubt, this clause (viii) shall be disregarded for the purpose of the estimates delivered by Mesa under Section 1.7 of the TPA), minus (ix) the aggregate dollar value of the Mesa Representative Expense Fund Remainder (for the avoidance of doubt, this clause (ix) shall be disregarded for the purpose of the estimates delivered by Mesa under Section 1.7), minus (x) the CRJ Part Assets Sale Credit Amount (as defined in the TPA), minus (xi) the Mesa CCF Credit Amount (as defined in the TPA); provided that in the case of each of clauses (i) through (vii) immediately above, such calculations shall be determined solely by reference to the line item categories set forth in Appendix C of the TPA. For the avoidance of doubt, the Net Debt Amount may be a negative number.

“Net Debt Amount Adjustment Notice” has the meaning given to such term in Section 1.7(g) of the TPA.

“Net Debt Amount Adjustment Resolution Period” has the meaning given to such term in Section 1.7(g) of the TPA.

“NewCo” or the Surviving Corporation means Mesa following the Merger, which will be renamed “Republic Airways Holdings Inc.”

“NMB” means the National Mediation Board.

“NOL” means net operating loss carryforward.

“Non-Eligible Assets” means, collectively, the ERJ Part Assets (as defined in the TPA), the Pipistrel Assets (as defined in the TPA) and the Miscellaneous Assets (as defined in the TPA) (excluding the Equity Interests and the Class B Eligible Assets (as defined in the TPA)).

“Non-Eligible Asset Credit” means the aggregate Asset Value (as defined in the TPA) of all Non-Eligible Assets (as defined in the TPA) of Mesa as of immediately prior to the Closing as determined pursuant to the Asset Valuation Methodology.

“NRS” means the Nevada Revised Statutes, as amended.

“Outside Date” means January 5, 2026; provided that if certain conditions are not met by January 5, 2026, the Outside Date will be automatically extended to April 6, 2026.

“Parent” means Mesa.

“Pass-through and other revenue” means costs from Mesa’s major partner under its agreements that Mesa equally recognizes as both a revenue and an expense, including passenger and hull insurance, aircraft property taxes, landing fees, catering, and certain maintenance costs related to E175 aircraft.

“Person” means any individual, general or limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated organization, joint venture, firm, association, or other entity or organization (whether or not a legal entity), including any Governmental Entity (or any department, agency, or political subdivision thereof).

“Plan of Conversion” means the plan of conversion set forth in Section 1.2 of the Merger Agreement.

“Post-Closing Reconciliation and Credit Disputed Item” has the meaning given to such term in Section 1.7(j) of the TPA.

“Post-Closing Reconciliation and Credit Dispute Period” has the meaning given to such term in Section 1.7(j) of the TPA.

“Post-Closing Reconciliation and Credit Dispute Notice” has the meaning given to such term in Section 1.7(j) of the TPA.

“Post-Closing Resolution Period” has the meaning given to such term in Section 1.7(j) of the TPA.

“Post-Closing Surviving Corporation Dispute Period” or “Post-Closing NewCo Dispute Period” has the meaning given to such term in Section 1.7(k) of the TPA.

“Post-Conversion Bylaws” means the bylaws of Mesa adopted in connection with the Delaware Conversion, in the form filed as Exhibit 3.5 to the registration statement of which this proxy statement/prospectus forms a part.

“Post-Conversion Charter” means the certificate of incorporation of Mesa filed in the State of Delaware in connection with the Delaware Conversion, which will govern Mesa-Delaware as a Delaware corporation prior to the Effective Time, in the form filed as Exhibit 3.4 to the registration statement of which this proxy statement/prospectus forms a part.

“Pre-Closing Disputed Items” has the meaning given to such term in Section 1.7(d) of the TPA.

“Pre-Closing Dispute Period” has the meaning given to such term in Section 1.7(d) of the TPA.

“Pre-Closing Dispute Notice” has the meaning given to such term in Section 1.7(d) of the TPA.

“Pre-Closing Engagement Date” has the meaning given to such term in Section 1.7(f) of the TPA.

“Pre-Closing Mesa Obligation” means each remaining Mesa Obligation as of the Closing.

“Pre-Closing Resolution Period” has the meaning given to such term in Section 1.7(e) of the TPA.

“Pre-Merger Mesa Shareholders” has the meaning given to such term in the recitals of the TPA.

“Proposed Estimated Net Debt Amount” has the meaning given to such term in Section 1.7(c) of the TPA.

“Qualifying Agreement” means, as to any Eligible Asset (as defined in the TPA), a binding and definitive written agreement for the purchase and sale thereof that has been executed by all parties thereto as of the Proposed Final Closing Statement Deadline that also meets all of the following conditions: (i) all conditions precedent (other than routine administrative acts contemplated to occur at the closing of such purchase and sale) to the parties’ obligations to consummate such purchase and sale either have been satisfied or are reasonably capable of being satisfied; (ii) the price for such Eligible Asset either (x) is determinable prior to the closing of such purchase and sale solely pursuant to the terms and conditions set forth in such agreement or (y) is fixed pursuant to the terms and conditions of such agreement; (iii) under the terms and conditions thereof, the consummation of the purchase and sale of such Eligible Asset thereunder is required to occur (unless terminated pursuant to the express terms and conditions thereunder) on or prior to September 30, 2025 (or December 31, 2025 for the sale of the Subject Assets (as defined in the TPA)) and (iv) such agreement does not include as a condition to closing that the assets to be purchased pursuant to such agreement are airworthy or serviceable; and (v) a true and complete copy of such agreement (together with all exhibits, schedules, and ancillary documentation relevant to such agreement, including any amendments thereto) has been provided to United Airlines; provided, however, that, solely in the case of the Subject Assets, on an asset by asset basis, as to each of the immediately preceding clauses (i) and (iv), such clause shall be disregarded if the buyer under the applicable definitive agreement has delivered to United Airlines, prior to the Proposed Final Closing Statement Deadline, a written confirmation that the conditions referenced in the applicable clause (i.e., either clause (i) or (iv), as applicable) have been satisfied in full.

“Qualifying Appraisal” means the most recent appraisal of an asset whose appraisal valuation date is less than 90 days prior to the Proposed Final Closing Statement Deadline.

“Registration Rights Agreement” means the registration rights agreement entered into by and between the Surviving Corporation and certain existing stockholders of Republic (the “Major Shareholders”) pursuant to the terms of the TPA, providing the Major Stockholders with registration rights, effective as of the Closing.

“Registration Statement” means the registration statement on Form S-4/S-1 filed with the SEC by Mesa.

“Remaining Shares” has the meaning given to such term in Section 2.1(d)(i) of the TPA.

“Representatives” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Republic” means Republic Airways Holdings Inc., a Delaware corporation.

“Republic Alternative Acquisition Agreement” means any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option, or other similar contract providing for or otherwise relating to any Republic Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with the terms of the Merger Agreement) or that is intended to result in, or would reasonably be expected to lead to, any Republic Acquisition Proposal.

“Republic Acquisition Proposal” means, with respect to Republic, any offer or proposal from any Person or group (other than Mesa) concerning any, in a single transaction or series of related transactions, direct or indirect (a) merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution, conversion, transfer, domestication, or continuance or other transaction involving Republic which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 20% or more of the voting power of Republic or 20% or more of the voting power of the successor to Republic in such transaction or the resulting direct or indirect parent of Republic or such successor (or any securities convertible into, or exchangeable for, securities representing such voting power), (b) sale, lease, exchange, transfer, license, or other disposition of assets of Republic representing 20% or more of the consolidated assets of Republic (whether based on the fair market value, revenue generation or net income), (c) issuance or sale by Republic of equity interests representing, convertible into or exchangeable for 20% or more of the voting power of Republic, (d) transaction in which any Person will acquire beneficial ownership, or the right to acquire beneficial ownership of shares of capital stock representing 20% or more of the voting power of Republic, or (e) any combination of the foregoing (in each case, other than the Merger). Notwithstanding the foregoing, none of the following shall constitute a Republic Acquisition Proposal: (A) any transfer of equity interests of any stockholder of Republic or of any direct or indirect member, stockholder, partner, or other equity holder of such stockholder (an “Upper-Tier Transfer”), including to the extent such Upper-Tier Transfer triggers a change of control of such stockholder, and (B) any transfer of equity interests of Republic held by any stockholder of Republic.

“Republic common stock” means each share of Republic common stock issued and outstanding prior to the Effective Time, par value $0.001.

“Republic Intervening Event” means any material event, circumstance, change, effect, development, or condition with respect to Republic, its subsidiaries or their respective business that (i) was not known or reasonably foreseeable by the Republic board of directors as of execution and delivery of the Merger Agreement and (ii) first becomes known to the Republic board of directors after the execution and delivery of the Merger Agreement and at any time prior to the time the Republic Stockholder Approval is obtained; provided, however, that in no event shall any event, circumstance, change, effect, development, or condition resulting from or relating to any of the following give rise to a Republic Intervening Event: (a) the receipt, existence, or terms of a Republic Acquisition Proposal or Republic Superior Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Republic Acquisition Proposal” and “Republic Superior Proposal”) or any matter relating thereto or consequence thereof; (b) the announcement or pendency of the transactions contemplated by the Merger Agreement, including the Merger; (c) any breach of the Merger Agreement by Republic; (d) the fact that Republic has exceeded or met any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of Republic’s revenue, earnings or other financial performance or results of operations; or (e) any changes in the market price or trading volume of the shares of Republic common stock.

“Republic Recommendation” means the recommendation made by the Republic board of directors as set forth in the resolutions that the Republic board of directors adopted at a meeting duly called and held prior to the execution and delivery of the Merger Agreement, by which the Republic board of directors unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and the Three Party Agreement are advisable, fair to, and in the best interests of Republic and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement and the Three Party Agreement, in accordance with the requirements of the DGCL, (iii) directed that the Merger Agreement be submitted to the Republic stockholders entitled to vote thereon for adoption and approval, and (iv) recommended that the Republic stockholders vote their shares of Republic common stock in favor of the adoption of the Merger Agreement and approval of the Merger.

“Republic Stockholder Approval” means the adoption of the Merger Agreement and approval of the Merger by the holders of at least two-thirds of the outstanding shares of Republic common stock entitled to vote thereon.

“Republic Superior Proposal” means a bona fide written Republic Acquisition Proposal (except the references therein to “20%” will be replaced by “50%”) made by any Person or group (other than Mesa) after the date of the Merger Agreement that the Republic board of directors has determined in its good faith judgment, after consultation with its outside legal counsel and with its financial advisors, (a) would result in a transaction that is more favorable to Republic’s stockholders, from a financial point of view, than the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Mesa pursuant to Section 5.6(g) of the Merger Agreement) and after taking into account the identity of the Person or group making the proposal, likelihood of consummation of such transaction in accordance with the terms of such Republic Acquisition Proposal, and legal, financial, regulatory, timing, and other applicable aspects of such Republic Acquisition Proposal; and (b) is reasonably capable of being consummated in accordance with the material terms thereof substantially within the timeframe contemplated by such Republic Acquisition Proposal.

“Republic’s Partners” means, collectively, American Airlines, Delta Air Lines and United Airlines.

“Republic’s Stockholders Agreement” means the agreement dated May 1, 2017, by and among Republic and certain of Republic’s stockholders.

“RLA” means the Railway Labor Act.

“RPMs” means the number of miles traveled by paying passengers.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Settlement Date” means the date the Net Debt Amount is determined.

“SOFR” means Secured Overnight Financing Rate.

“SARs” means Stock Appreciation Rights.

“Subject CRJ Pilots” has the meaning given to such term in Section 3.1 of the TPA.

“Subsidiary” means of a Person means any other Person with respect to which the first Person (a) has the right to elect a majority of the board of directors or other Persons performing similar functions or (b) beneficially owns more than 50% of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Supporting Documentation” means all supporting records and/or data required to substantiate the values provided in Appendix C of the TPA, including, but not limited to: an updated Mesa trial balance estimated as of the Closing in accordance with the line items, policies, and procedures set forth on the sample Mesa trial balance contained on Appendix L of the TPA; all invoices outstanding; employee roster; payroll data; vacation balances; detailed invoices from respective legal vendors with supporting documentation; detailed invoices from FTICA with supporting documentation; prior invoices related to cost as well as contracted rate for anything volume driven with respect to Legal Fees and FTICA Fees (as defined in the TPA) and support for accruals posted to general ledger; bank ledgers/statements; invoices to customers; detailed invoices or estimates of prepaid expenses; any signed and binding letters of intent for parts and supplies; specific agreement loan and term sheet with respect to the UST Loan; any executive contracts of employment; general ledger and invoice support for any other equipment, property, Indebtedness, or payables; hotel receipts, payroll data, and per diem receipts.

“Surviving Corporation” means Mesa following the Merger.

“Surviving Corporation Entitlement” has the meaning given to the term “NewCo Entitlement” in Section 2.1(c)(i) of the TPA (i.e., the amount by which the Net Debt Amount as finally determined pursuant to

Sections 1.7(k) through (m) of the Three Party Agreement (but excluding from the calculation of Net Debt Amount the Surviving Corporation Excluded Items) is greater than the Net Debt Amount determined in accordance with Sections 1.7(c) through (i) of the Three Party Agreement (but excluding from the calculation of Net Debt Amount the Surviving Corporation Excluded Items).

“Surviving Corporation Excluded Items” means, collectively, the CPA Reconciliation Amount and the Mesa Performance Credit Amount.

“Surviving Corporation Indemnitee” has the meaning given to the term “NewCo Indemnitee” in Section 2.2(c) of the TPA.

“Surviving Corporation Notice” has the meaning given to such term in Section 2.1(c)(i) of the TPA (i.e., the statement delivered to the Mesa Representative by the Surviving Corporation setting forth the number of Shares (the “Surviving Corporation Shares”) whose aggregate dollar value (based on the Surviving Corporation Stock Value), when combined with the aggregate dollar value of the dividends to date on the Surviving Corporation Shares (whether accrued and paid or accrued but unpaid), is equal to the Surviving Corporation Entitlement.)

“Surviving Corporation Restricted Stock Award” means an award of restricted shares of Mesa common stock issued in exchange for unvested Republic RSUs, as described in the Merger Agreement.

“Surviving Corporation Shares” has the meaning given to the term “NewCo Shares” in Section 2.1(c)(i) of the TPA.

“Surviving Corporation Stock Value” means the average of the volume weighted average price per share of Surviving Corporation Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on each of the 20 consecutive trading days ending with the last complete trading day immediately prior to, as applicable, (x) in the case of a disbursement of United Shares pursuant to Section 2.1 (b) of the TPA, the 60th calendar day following the Closing or (y) in the case of the disbursement of Surviving Corporation Shares pursuant to Section 2.1(c) of the TPA, the later of (A) the disbursement of all United Shares pursuant to Section 2.1(b)(ii) of the TPA and (B) the finalization of the Net Debt Amount pursuant to Sections 1.7(k), (1), and (m) of the TPA.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local, or non-U.S. taxes, withholdings, charges, fees, levies, or other assessments or other similar charges in the nature of a tax imposed by any Governmental Entity, including any income, excise, property, sales, use, occupation, transfer, conveyance, payroll, or other employment-related tax, workers’ compensation, unemployment compensation, recapture, escheat, duties, license, registration, ad valorem, value-added, social charges, social security, national insurance (or other similar contributions or payments), franchise, estimated severance, stamp taxes, windfall or other profits, taxes based upon or measured by capital stock, capital gains, net worth or gross receipts, custom duties and other taxes together with all interest, fines, penalties, and additions attributable to or imposed with respect to such amounts.

“Tax Audit” means an audit, investigation, or other proceeding by a Governmental Entity.

“Transferable Assets” has the meaning given to such term in Section 2.3(d) of the TPA.

“Treasury” means the United States Department of Treasury.

“TSA” means the United States Transportation Security Administration.

“Three Party Agreement” or “TPA” means the agreement among Mesa, Republic, and United Airlines, a copy of which is filed as Exhibit 10.15 to the registration statement of which this proxy statement/prospectus forms a part.

“United Airlines” means United Airlines, Inc.

“United CPA” means the Third Amended and Restated Capacity and Purchase Agreement dated December 27, 2022, by and among United Airlines, Mesa Airlines, and Mesa (as amended to date).

“United Debt” means, collectively, at any given point in time, all amounts owed under the Second Amended and Restated Credit and Guaranty Agreement, dated as of June 30, 2022, as subsequently amended, between Mesa and United Airlines, as assignee of CIT Bank and the lenders thereunder, all other amounts owed under the revolving credit provisions, all interest accrued and unpaid, all penalties, and all other amounts due and owing thereunder.

“United Entitlement” has the meaning given to such term in Section 2.1(b)(i) of the TPA.

“United Notice” has the meaning given to such term in Section 2.1(b)(i) of the TPA.

“United Shares” has the meaning given to such term in Section 2.1(b)(i) of the TPA.

“United Triggering Event” means any circumstance under which United Airlines or any of its Affiliates or any of its and their respective Representatives takes any action or fails to take any action that causes, directly or indirectly, Mesa or any of its Affiliates (including, after the Closing, NewCo and its Affiliates) to incur any obligations, liabilities or other responsibilities under any of the Archer Rights and Obligations, including any obligation to acquire aircraft from Archer or any of its Affiliates.

“UST Loan” means all amounts owed under that certain Loan and Guarantee Agreement, dated as of October 30, 2020, among Mesa Airlines, Inc., Mesa, the United States Department of the Treasury and the Bank of New York Mellon as administrative agent and collateral agent, as supplemented by that certain Modification and Waiver Agreement, dated as of December 22, 2022, among the foregoing Persons.

“Utilization” means the percentage derived from dividing (i) the number of block hours actually flown during a given month under a particular CPA by (ii) the maximum number of block hours that could be flown during such month under the particular CPA.

“Utilization Condition” means, as of any date of determination, a circumstance in which, for the Utilization Test Period (as defined in the TPA), the Utilization Rate Average is equal to or greater than 9.0.

“Utilization Rate Average” means the arithmetic mean of the Monthly Utilization Daily Rates (as defined in the TPA) during the Utilization Test Period.

“Utilization Test Period” means the period commencing as of the first day of the first calendar month following the date of the TPA and ceasing as of the end of the calendar month ceasing immediately prior to such date of determination.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information, and may not include all the information that is important to Mesa stockholders. Stockholders are urged to carefully read this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Q: What is the Merger?

A: On April 4, 2025, Mesa and Republic entered into the Merger Agreement, a copy of which is attached to proxy statement/prospectus as Annex A. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, following the Delaware Conversion, Republic will merge with and into Mesa, with Mesa continuing as the Surviving Corporation. This transaction is referred to in this proxy statement/prospectus as the “Merger.” As a result of the Merger, the separate corporate existence of Republic will cease. The Merger Agreement also provides for the Delaware Conversion, pursuant to which, prior to the Effective Time, Mesa will convert from a corporation existing under the laws of the State of Nevada to a corporation existing under the laws of the State of Delaware. At the Effective Time, Mesa will change its corporate name to “Republic Airways Holdings Inc.” and its common stock is expected to trade on Nasdaq under the symbol “RJET.” Upon completion of the Merger, former Republic stockholders are expected to own approximately eighty-eight percent (88%) of the outstanding shares of common stock of the Surviving Corporation on a fully-diluted basis, while the Pre-Merger Mesa Shareholders are expected to own approximately six percent (6%) of the outstanding shares of common stock of the Surviving Corporation on a fully-diluted basis, subject to certain assumptions. The Pre-Merger Mesa Shareholders will have the contingent right to receive, on a pro rata basis, up to an additional six percent (6%) of the issued and outstanding shares of the Surviving Corporation for a total of up to approximately 12%, subject to certain conditions. See the section titled “Agreements Related to the Merger – The Three Party Agreement” beginning on page 168 of the accompanying proxy statement/prospectus.

Q: What will Republic securityholders receive in the Merger?

A: At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Republic common stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares held by stockholders who have not voted in favor of, or consented to, the Merger and have properly demanded appraisal of such shares in accordance with, and have complied in all respects with, the provisions of Section 262 of the DGCL) will be automatically converted into the right to receive a number of validly issued, fully paid, and non-assessable shares of Mesa common stock equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement – Merger Consideration” beginning on page 141 of this proxy statement/ prospectus), with cash (without interest, rounded down to the nearest cent) paid in lieu of any fractional shares.

As described in detail in “The Merger – Background of the Merger” beginning on page 102, in agreeing to the Exchange Ratio, Mesa and Republic sought to give effect to the anticipated 88%/6%/6% pro forma equity splits described in the paragraph immediately above. As part of this process, Mesa and Republic took into account all information reasonably available to them, including Mesa’s public trading price and Republic’s theoretical value as a public company, along with factors such as the terms and conditions of Mesa’s and Republic’s respective capacity purchase agreements and the respective assets of Mesa and Republic that are anticipated to be utilized by the combined company post-closing, but Mesa and Republic did not, however, assign specific values to themselves because they did not consider it feasible to do so and because they did not believe that doing so would facilitate negotiations. While Mesa is publicly traded, the parties did not view Mesa’s then-current stock price and related market capitalization as corresponding to or reflective of the proposed scope of the Merger due to the expected dispositions of certain assets and liabilities as set forth in the Three Party Agreement that were not priced into the then-current stock price of Mesa. In addition, Republic is a private company without a public trading price, and although the parties considered Republic’s size, status as a private company in an inactive market, and financial performance in comparison to Mesa’s, the parties did not determine a specific value for Republic.

If the Merger had been consummated on September 26, 2025, based on the Exchange Ratio of 584.90, each share of Republic common stock would have been converted into the right to receive shares of Mesa common stock worth $783.76 in value based on the $1.34 September 26, 2025 closing market price of Mesa common stock. Because the Exchange Ratio is fixed and the value of Mesa common stock may fluctuate between the signing and consummation of the Merger, the value of each share of Mesa common stock received by Republic stockholders may change as compared to this value as of September 26, 2025.

Further, pre-Merger Mesa stockholders’ interest in the Surviving Corporation is unknown until finalization of the Net Debt Amount and will be a minimum amount of 6% up to 12%. As of Mesa’s September 26, 2025 capitalization, the following range of outcomes could result:

(in millions, except per share amounts)
Mesa shares outstanding as of September 26, 2025	41.8
Mesa closing stock price as of September 26, 2025	$1.34
Mesa market capitalization as of September 26, 2025	56.0

Mesa pre-Merger stockholder interest in Surviving Corporation		6%	12%

Surviving Corporation implied market capitalization		$933.5	$466.7

If a Republic securityholder receives the Merger Consideration and would otherwise be entitled to receive a fractional share of Mesa common stock, that securityholder will receive cash (without interest, rounded down to the nearest cent, calculated pursuant to the terms of the Merger Agreement) in lieu of a fractional share, and will not be entitled to dividends, voting rights, or any other rights in respect of the fractional share.

Immediately prior to the Effective Time, each then outstanding RSU award in respect of shares of Republic common stock that has vested in accordance with its terms (including each outstanding Republic RSU that will become vested upon, or immediately before, the Closing) will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Republic common stock subject to the award (less required tax withholdings).

Immediately prior to the Effective Time, each then outstanding RSU award in respect of shares of Republic common stock that is unvested will be assumed by Mesa and converted into the right to receive an award of restricted shares of Mesa common stock in an amount equal to the number of whole shares of Mesa common stock (rounded up to the next whole share of Mesa common stock) equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of shares of Republic common stock subject to such unvested Republic RSU immediately prior to the Effective Time.

For a more complete description of the treatment of Republic securities in the Merger, please see the sections titled “The Merger Agreement – Merger Consideration,” beginning on page 141 of this proxy statement/prospectus.

Q: What will Mesa securityholders receive in the Merger?

A: Each share of Mesa common stock that is issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and such shares will be unaffected by the Merger. Immediately after the Merger, the Pre-Merger Mesa Shareholders are expected to own approximately six percent (6%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis, and former Republic securityholders are expected to own approximately eighty-eight percent (88%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis, subject to certain assumptions. The Pre-Merger Mesa Shareholders may ultimately end up owning up to approximately twelve percent (12%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis immediately after the Merger, subject to the outcome of the Escrow Issuance described immediately below.

Promptly following the Closing (and in all events immediately following the Effective Time), the Surviving Corporation will conduct the Escrow Issuance. The Escrow Asset will be distributed to the Pre-Merger Mesa Shareholders on a pro rata basis to the extent remaining after potential distributions, if any, are made to United Airlines and the Surviving Corporation based on the determination of the Net Debt Amount as of the Closing. See the section titled “Agreements Related to the Merger – The Three Party Agreement” beginning on page 168 of the accompanying proxy statement/prospectus.

Immediately prior to the Effective Time, (i) any vesting conditions applicable to each Mesa RSU Award and Restricted Stock Award will, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Mesa RSU Award and Restricted Stock Award will, automatically and without any required action on the part of the holder thereof, be cancelled and entitle the holder of such Mesa RSU Award and Restricted Stock Award to receive (a) the number of shares of Mesa common stock subject to such Mesa RSU Award and Restricted Stock Award immediately prior to the Effective Time and (b) the non-transferrable contingent right to receive a pro rata share of the Escrow Asset distributed pursuant to and in accordance with the Merger Agreement, the Three Party Agreement and the Escrow Agreement, if any.

For a more complete description of the treatment of Mesa securities in the Merger, please see the sections titled “The Merger Agreement – Merger Consideration,” and “Market Price and Dividend Information” beginning on pages 141 and 47, respectively, of this proxy statement/prospectus.

Q: Why are the two companies proposing to merge?

Mesa and Republic believe that the proposed Merger will, among other things, significantly enhance the scale of the combined operations (i.e., the Surviving Corporation), both financially and operationally. The Surviving Corporation will operate a larger, unified single fleet type, which is anticipated to create efficiencies through shared inventory and crew resource management all dedicated to the operation of Embraer E175 aircraft. The scale and combined balance sheet of the Surviving Corporation are expected to create an enhanced capital and liquidity position which are expected to augment the financial strength and flexibility of the Surviving Corporation. Upon closing of the transactions contemplated by the Merger Agreement, the United CPA will be replaced with the Go-Forward CPA, which provides for a significantly extended termination date as compared to the United CPA. For more information regarding the Go-Forward CPA, please see the section titled “Republic’s Business – Capacity Purchase Agreements with Republic’s Partners – United Airlines – Go-Forward CPA” beginning on page 263 of this proxy statement/prospectus. The Surviving Corporation will operate across both Mesa and Republic’s flying networks and routes, and the combination of two long-standing regional carriers brings together complementary networks and operations. These factors, together with synergistic cultures rooted in safety and reliability, and a talented team, position the Surviving Corporation for exciting growth opportunities, and are expected to create value for all stakeholders into the future. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger – Mesa’s Reasons for the Merger” and “The Merger – Republic’s Reasons for the Merger” beginning on pages 111 and 114, respectively, of this proxy statement/prospectus.

In addition to the foregoing considerations, as a standalone company, Mesa’s current operations and prospects are governed by the terms of the United CPA. While each of Mesa and United Airlines will continue to have a contractual obligation to meet its obligations under the United CPA prior to the Merger, whether or not the Merger occurs United Airlines has the contractual right to terminate the United CPA early under certain circumstances or allow the agreement to expire by its terms. The termination date for the first 30 of Mesa’s E175 aircraft operated under the United CPA is March 31, 2026. Thereafter, additional aircraft are scheduled for removal from the United CPA on July 1, 2027, and will continue to be removed from the United CPA until the final aircraft expires on November 30, 2028. In addition to the foregoing, the United CPA is subject to early termination prior to its expiration in various circumstances including: (i) if certain operational performance factors fall below a specified percentage for a specified time, subject to notice under certain circumstances; (ii) if Mesa fails to perform the material covenants, agreements, terms or conditions of the United CPA or similar agreements with United, subject to 30 days’ notice and cure rights; (iii) if Mesa becomes insolvent, file bankruptcy, or fails to pay debts when due, United Airlines may terminate the agreement; (iv) if Mesa merges with, or if control of Mesa is acquired by another air carrier or a corporation directly or indirectly owning or controlling another air carrier, without United Airlines’ consent; and (v) United Airlines, subject to certain conditions, including the payment of certain costs tied to aircraft type, may terminate the agreement in its discretion, or remove E175 aircraft from service, by giving Mesa notice of 90 days or more notice. Upon closing of the transactions contemplated by the Merger Agreement, the United CPA will be replaced with the Go-Forward CPA. For more information regarding the Go-Forward CPA, please see the section titled “Republic’s Business – Capacity Purchase Agreements with Republic’s Partners – United Airlines – Go-Forward CPA” beginning on page 263 of this proxy statement/prospectus.

Q: What will happen to Mesa if, for any reason, the Merger with Republic does not close?

A: Mesa has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Merger with Republic. In the event the Merger does not close, Mesa will have no alternative but to continue its current operations of flying on behalf of United Airlines under the United CPA. Although Mesa’s board of directors may elect, among other things, to attempt to complete another strategic transaction, it may instead take steps to further strengthen its relationship with United Airlines, including the economics and other key terms of the United CPA. Alternatively, Mesa’s board of directors could explore winding down and liquidating Mesa’s business and assets if a viable alternative strategic transaction is not available. If Mesa decides to dissolve and liquidate its assets, Mesa would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution, if any, of available cash left to distribute to stockholders after paying the obligations of Mesa and setting aside funds for reserves.

Additionally, failure to complete the Merger under specified circumstances may result in either Mesa or Republic paying a termination fee of $1,500,000 to the other party.

Mesa must pay Republic a termination fee of $1,500,000 under the following circumstances: (i) if Mesa terminates the Merger Agreement before obtaining the Mesa Stockholder Approval in order to enter into an alternative acquisition agreement with respect to a superior proposal as provided in the Merger Agreement; (ii) if prior to the time the Mesa Stockholder Approval is obtained, the Mesa board of directors or any committee thereof effects a change of recommendation and Republic terminates the Merger Agreement; and (iii) if (a) the Mesa Stockholder Approval is not obtained at the Mesa Special Meeting and the Merger Agreement is terminated by either party, (b) prior to the Mesa Special Meeting an acquisition proposal by Mesa has been publicly announced, and (c) within twelve months following the termination of the Merger Agreement, Mesa enters into a definitive agreement with respect to a subsequent transaction, or the Mesa board of directors has approved or recommended such an acquisition proposal that is later consummated.

Republic must pay Mesa a termination fee of $1,500,000 under the following circumstances: (i) if Republic terminates the Merger Agreement before obtaining the Republic Stockholder Approval in order to enter into an alternative acquisition agreement with respect to a superior proposal as provided in the Merger Agreement; (ii) if prior to the time the Republic Stockholder Approval is obtained, the Republic board of directors or any committee thereof effects a change of recommendation and Mesa terminates the Merger Agreement; and (iii) if (a) the Republic Stockholder approval has not been obtained by the completion of the Mesa Special Meeting and the Merger Agreement is terminated by either party, (b) prior to the date of the Mesa Special Meeting an acquisition proposal by Republic has been publicly announced and (c) within twelve months following the termination of the Merger Agreement, Republic enters into a definitive agreement with respect to a subsequent transaction, or the Republic board of directors has approved or recommended such an acquisition proposal that is later consummated.

For a more detailed discussion regarding termination and termination fees under the Merger Agreement, please see the section titled “The Merger Agreement – Termination and Termination Fees” beginning on page 164 of this proxy statement/prospectus. In addition to the fees associated with termination of the Merger Agreement, certain fees may be incurred by the parties to the Three Party Agreement in connection with termination of the Three Party Agreement. For a more complete discussion regarding termination of the Three Party Agreement, please see the section titled “Agreements Related to the Merger – The Three Party Agreement – Termination of the TPA” beginning on page 168 of this proxy statement/prospectus.”

Q: Why am I receiving this proxy statement/prospectus as a Mesa stockholder?

A: You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Mesa as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

•	a proxy statement of Mesa used to solicit proxies for the Mesa Special Meeting to vote on the matters set forth herein; and

•

a prospectus of Mesa used to offer (i) shares of Mesa common stock issued in exchange for shares of Republic common stock in the Merger (the “Merger Issuance”), and (ii) the Escrow Shares pursuant to the Escrow Issuance that may be issued to the Pre-Merger Mesa Shareholders issuable immediately following the Effective Time.

This proxy statement/prospectus and the annexes to this proxy statement/prospectus contain important information about the proposed Merger and the proposals to be acted upon at the Mesa Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q: What is the Escrow Issuance and how will the Escrow Assets be distributed?

A: Pursuant to the Merger Agreement, promptly following the Closing (but in all events immediately following the Effective Time), the Surviving Corporation will conduct the Escrow Issuance equal to six percent (6%) of the issued and outstanding shares of its common stock after completion of the Merger and such issuance. The Escrow Issuance will be deposited with the Escrow Agent, who will disburse such shares in accordance with the terms of the Merger Agreement, the Three Party Agreement, and the Escrow Agreement.

If the Net Debt Amount is a positive number as of the Closing, a portion of the Escrow Asset with an aggregate dollar value equal to the Net Debt Amount will first be distributed to United Airlines to satisfy outstanding debts owed to United Airlines. If any portion of the Escrow Asset remains after satisfying the United Entitlement, such remaining portion will be distributed to the Surviving Corporation to satisfy certain additional liabilities of the Surviving Corporation, if any. Any portion of the Escrow Asset that remains after satisfying the United Entitlement and the Surviving Corporation Entitlement will be distributed, on a pro rata basis, to the Pre-Merger Mesa Shareholders.

The tables below illustrate the potential allocation of the Escrow Asset at various illustrative outcomes of possible Net Debt Amounts and Surviving Corporation Stock Values, assuming in each case that the Escrow Asset consists solely of 42,801,804 Escrow Shares (i.e., assuming that the Escrow Asset does not include any dividends on the Escrow Shares), and there is no Surviving Corporation Entitlement. Amounts depicted below are shown for illustrative purposes only. The actual allocation of the Escrow Asset, including whether any portion will ultimately be distributed to the Pre-Merger Mesa Shareholders, cannot be determined at this time. The final distribution is subject to several variables that will not be known until after the Closing, including: (i) the final determination of the Net Debt Amount, (ii) the final determination of any Surviving Corporation Entitlement, and (iii) the final determination of the Surviving Corporation Stock Value. Each of these factors may materially affect the number of Escrow Shares distributed to each party. As a result, the illustrative tables below are provided solely for informational purposes and should not be relied upon as an indication or prediction of the actual number of shares that may be distributed to United Airlines, the Surviving Corporation, or the Pre-Merger Mesa Shareholders. For

additional information regarding the determination of these amounts, please refer to the sections titled “Agreements Related to the Merger – the Three Party Agreement – Mesa’s Delivery of Proposed Final Closing Statement and United Airlines’ and the Surviving Corporation’s Responses,” “The Merger Agreement – The Escrow Issuance” and “Agreements Related to the Merger – The Three Party Agreement” beginning on pages 169, 143 and 168 of this proxy statement/prospectus, respectively.

Illustrative Net Debt Amount: Zero
Assumed Surviving Corporation Stock Value	$1.00	$1.50	$2.00

Illustrative share allocation to United Airlines	—	—	—
Illustrative value of share allocation to United Airlines (in millions)	$—	$—	$—
Illustrative share allocation to Pre-Merger Mesa Shareholders	42,801,804	42,801,804	42,801,804
Illustrative value of share allocation to Pre-Merger Mesa Shareholders (in millions)	$42.8	$64.2	$85.6
Percentage of total Escrow Asset to Pre-Merger Mesa Shareholders	100.0%	100.0%	100.0%

Illustrative Net Debt Amount: $20.0 million
Assumed Surviving Corporation Stock Value	$1.00	$1.50	$2.00

Illustrative share allocation to United Airlines	20,000,000	13,333,333	10,000,000
Illustrative value of share allocation to United Airlines (in millions)	$20.0	$20.0	$20.0
Illustrative share allocation to Pre-Merger Mesa Shareholders	22,801,804	29,468,471	32,801,804
Illustrative value of share allocation to Pre-Merger Mesa Shareholders (in millions)	$22.8	$44.2	$65.6
Percentage of total Escrow Asset to Pre-Merger Mesa Shareholders	53.3%	68.8%	76.6%

Illustrative Net Debt Amount: $40.0 million
Assumed Surviving Corporation Stock Value	$1.00	$1.50	$2.00

Illustrative share allocation to United Airlines	40,000,000	26,666,667	20,000,000
Illustrative value of share allocation to United Airlines (in millions)	$40.0	$40.0	$40.0
Illustrative share allocation to Pre-Merger Mesa Shareholders	2,801,804	16,135,137	22,801,804
Illustrative value of share allocation to Pre-Merger Mesa Shareholders (in millions)	$2.8	$24.2	$45.6
Percentage of total Escrow Asset to Pre-Merger Mesa Shareholders	6.5%	37.7%	53.3%

Illustrative Net Debt Amount: $60.0 million
Assumed Surviving Corporation Stock Value	$1.00	$1.50	$2.00

Illustrative share allocation to United Airlines (1)	42,801,804	40,000,000	30,000,000
Illustrative value of share allocation to United Airlines (in millions)	$42.8	$60.0	$60.0
Illustrative share allocation to Pre-Merger Mesa Shareholders	—	2,801,804	12,801,804
Illustrative value of share allocation to Pre-Merger Mesa Shareholders (in millions)	$—	$4.2	$25.6
Percentage of total Escrow Asset to Pre-Merger Mesa Shareholders	—%	6.5%	29.9%

(1)	Assumes maximum shares of Mesa common stock available for issuance of 42,801,804.

As reflected in the tables above, any increase (decrease) in the Surviving Corporation Stock Value will decrease (increase) the number of Escrow Shares to be received by United Airlines and correspondingly increase (decrease) the number of shares to be received by the Pre-Merger Mesa Shareholders. Similarly, if there are any undisclosed liabilities of the Surviving Corporation that must be satisfied through the Escrow Asset, a number of shares with an aggregate value based on the Surviving Corporation Stock Value equal to such liabilities will be allocated to the Surviving Corporation, which would decrease the number of shares allocated to the Pre-Merger Mesa Shareholders by the same amount.

Q: What is the Three Party Agreement?

A: On April 4, 2025, concurrently with the execution and delivery of the Merger Agreement, Mesa, Republic, and United Airlines, among other parties, entered into the Three Party Agreement, a copy of which is filed as Exhibit 10.15 to the registration statement of which this proxy statement/prospectus forms a part, pursuant to which Mesa will extinguish certain liabilities, and effectuate certain related transactions; (ii) United Airlines will take certain actions at or prior to the Closing to facilitate Mesa’s actions in the foregoing clause (i); (iii) Mesa, following the Closing (and in all events immediately following the Effective Time), will conduct the Escrow Issuance; and (iv) United Airlines will reimburse the Surviving Corporation for certain specified costs and expenses. Pursuant to the Three Party Agreement, certain assets are being sold to reduce the amount of the Net Debt Amount in connection with the Escrow Issuance and the distribution of the Escrow Assets. For a more complete discussion, please see the sections titled “The Three Party Agreement – Disposition of Assets; Extinguishment of Liabilities” and “The Three Party Agreement – Escrow Issuance” beginning on pages 168 and 169 of this proxy statement/prospectus, respectively.

The Three Party Agreement is one of the Ancillary Agreements under the Merger Agreement. As described in detail in “The Merger Agreement -- Conditions to the Completion of the Merger”, Mesa’s compliance with certain provisions under the Three Party Agreement prior to the closing of the Merger is a condition to Republic’s obligation to consummate the closing of the Merger and, in that sense, the Three Party Agreement is interrelated with the Merger Agreement. However, the Mesa stockholders are not being asked to separately approve the Three Party Agreement, as such approval is not required under applicable law.

Concurrently with the execution and delivery of the Merger Agreement, Republic and United Airlines entered into the CPA Side Letter which, among other things, provides for the respective obligations of United Airlines and Mesa to execute and deliver to each other, effective as of immediately following the Effective Time, the capacity purchase agreement attached to the CPA Side Letter (the “Go-Forward CPA”).

For a more complete description of the Three Party Agreement and the Go-Forward CPA, please see the sections titled “Agreements Related to the Merger – The Three Party Agreement” beginning on page 168 and “Republic’s Business – Capacity Purchase Agreements with Republic’s Partners – United Airlines – Go-Forward CPA” beginning on page 263 of this proxy statement/prospectus, respectively.

Q: What is the anticipated impact to the Surviving Corporation of the Escrow Issuance?

A: If the Net Debt Amount remains a positive number as of the Closing, then United Airlines will be entitled to Escrow Assets with an aggregate dollar value equal to the Net Debt Amount.

In the event any Escrow Assets remain after the United Entitlement is satisfied, then the Surviving Corporation will be entitled to the Escrow Assets to satisfy certain additional liabilities.

In the event any Escrow Assets remain after the Surviving Corporation Entitlement is satisfied, the Pre-Merger Mesa Shareholders may receive up to all of the six percent (6%) of the Escrow Shares, which would increase the Pre-Merger Mesa Shareholder’s collective ownership of the Surviving Corporation up to approximately twelve percent (12%).

Q: What assets are being sold to satisfy the Net Debt Amount, and have the efforts to sell those assets commenced?

A: In an attempt to reduce the Net Debt Amount in connection with the Escrow Issuance and the distribution of Escrow Assets under the Three Party Agreement, Mesa is selling certain assets that include airframes, spare engines and miscellaneous spare parts that Republic and Mesa decided are not needed for the operation of the go-forward Surviving Corporation. Mesa started selling its excess assets prior to entering into the Three Party Agreement and thereafter. As of September 29, 2025, Mesa has sold assets totaling $696.2 million in value.

For a more complete discussion, please see the sections titled “The Three Party Agreement – Disposition of Assets; Extinguishment of Liabilities” and “The Three Party Agreement – Escrow Issuance” beginning on pages 168 and 169 of this proxy statement/prospectus, respectively.

Q: What proposals will be voted on at the Mesa Special Meeting in connection with the Merger?

A: Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the Mesa Special Meeting in order for the Merger to close (the “Merger Proposals”):

•

Proposal No. 1 – The Merger Proposal to approve the Merger and all transactions contemplated by the Merger Agreement, including the Merger and the conversion of Mesa from a Nevada corporation to a Delaware corporation by means of a conversion, pursuant to the Plan of Conversion;

•

Proposal No. 2 – The Nasdaq Stock Issuance Proposal to approve the (i) issuance of shares of common stock of Mesa, which will represent more than 20% of the shares of Mesa common stock outstanding immediately prior to the Merger, (a) to stockholders of Republic pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (b) in respect of the Escrow Shares, which shall ultimately be distributed to one or more of United Airlines, the Surviving Corporation, or the Pre-Merger Mesa Shareholders, pursuant to the terms of the Merger Agreement and the Three Party Agreement, and (ii) the change of control arising from the issuance of shares in connection with the Merger and the Escrow Issuance, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively; and

Approval of each of Proposal Nos. 1 and 2 is a condition to completion of the Merger. The issuance of Mesa common stock in connection with the Merger and the Delaware Conversion will not take place unless Proposal No. 1 is approved by Mesa stockholders and the Merger is consummated.

In addition to the requirement of obtaining Mesa stockholder approval, the Closing is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 162 of this proxy statement/prospectus.

The presence, in person or being represented by proxy, at the Mesa Special Meeting of the holders of a majority of the shares of Mesa common stock entitled to vote at the Mesa Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Merger Proposals.

Q: What proposals are to be voted on at the Mesa Special Meeting, other than the Merger Proposals?

A: At the Mesa Special Meeting, the holders of Mesa common stock will also be asked to consider the following proposals:

•

Proposal No. 3 – The Advisory Compensation Proposal to approve on an advisory basis, certain compensation payments that will or may be made by Mesa to its named executive officers in connection with the Merger;

•	Proposal No. 4 – The Equity Plan Proposal to approve the 2025 Equity Incentive Plan; and

•

Proposal No. 5 – The Adjournment Proposal to approve an adjournment of the Mesa Special Meeting, if necessary to solicit additional proxies if there are not sufficient votes cast in favor of Proposal Nos. 1 through 4.

The approvals of Proposal Nos. 3, 4, and 5 are not conditions to the Merger.

The presence, in person or being represented by proxy, at the Mesa Special Meeting of the holders of a majority of the shares of Mesa common stock entitled to vote at the Mesa Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals.

Q: What stockholder votes are required to approve the proposals at the Mesa Special Meeting?

A: The affirmative vote of a majority of votes cast at the Mesa Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 2, 3, and 4. The affirmative vote of the holders of a majority of the outstanding shares of Mesa common stock entitled to vote thereon is required for approval of Proposal No. 1. The affirmative vote of a majority of the shares of Mesa common stock entitled to vote at the Mesa Special Meeting, present in person or represented by proxy, is required for approval of Proposal No. 5.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions, and broker non-votes. Abstentions and broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions and broker non-votes, if any, will have no effect on Proposal Nos. 2, 3, and 4, and will have the effect of a vote “AGAINST” Proposal Nos. 1 and 5.

Stockholders will not vote on the potential reverse stock split, which is described in more detail in the section titled “The Merger – Reverse Stock Split” beginning on page 134 of this proxy statement/prospectus.

Q: Why is Mesa seeking stockholder approval to issue shares of Mesa common stock to existing stockholders of Republic in the Merger?

A: Because Mesa common stock is listed on Nasdaq, Mesa is subject to Nasdaq rules. Nasdaq Listing Rule 5635(a) requires stockholder approval with respect to the issuance of Mesa common stock when, among other instances, (i) the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to twenty percent (20%) or more of the outstanding shares of Mesa common stock before the issuance, or (ii) any director, officer, or “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of Mesa has a five percent (5%) or greater interest (or such persons collectively have a ten percent (10%) or greater interest), directly or indirectly, in Mesa to be acquired or in the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more.

Nasdaq Listing Rule 5635(b) also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Nasdaq will consider all facts and circumstances concerning a transaction, including whether there are any other relationships or agreements between Mesa and the investor or group. Nasdaq Listing Rule 5635(d) also requires stockholder approval for a transaction other than a public offering involving the sale, issuance, or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than market value of the stock if the number of equity securities to be issued is or may equal to 20% or more of the common equity securities, or 20% or more of the voting power, outstanding before the issuance.

Mesa expects to issue approximately 671 million shares of Mesa common stock pursuant to the Merger and the Escrow Issuance and the aggregate amount of such shares will represent greater than 20% of its voting stock outstanding before the issuance. Additionally, United Airlines, which is both a Mesa stockholder and a Republic stockholder, qualifies as a “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of Mesa and the issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. Accordingly, Mesa is seeking stockholder approval of the issuance pursuant to the Merger Agreement under Nasdaq Listing Rule 5635(a). Further, it is expected that Nasdaq will determine that the Merger constitutes a “change of control” of Mesa as United Airlines, a Mesa stockholder, will acquire over 20% of the common stock of Mesa in the Merger. Accordingly, Mesa is also seeking stockholder approval of the change of control arising from the issuance of shares in connection with the Merger and the Escrow Issuance under Nasdaq Listing Rule 5635(b).

Q: Will the common stock of the Surviving Corporation trade on an exchange?

A: Shares of Mesa common stock are currently listed on Nasdaq under the symbol “MESA.” Mesa and Republic will prepare and submit to Nasdaq an initial listing application and will use their reasonable best efforts to cause shares of Mesa common stock issued in the Merger to be authorized for listing on Nasdaq, at or prior to the Closing. At the Effective Time, Mesa will be renamed Republic Airways Holdings Inc. and it is expected that, after the completion of the Merger, the common stock of the Surviving Corporation will trade on Nasdaq under the symbol “RJET.” It is a condition to the consummation of the transactions contemplated by the Merger Agreement, including the Merger, that at or prior to the Closing, the shares of Mesa Common Stock issuable in the Merger will have been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met. If such listing condition is not met, the transactions contemplated by the Merger Agreement, including the Merger, will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. See “Risk Factors – Risks Related to the Ownership of the Common Stock of the Surviving Corporation – Upon completion of the Merger, failure by the Surviving Corporation to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.”

On    , 2025, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Mesa common stock was $    per share.

Q: Who will be the directors of the Surviving Corporation following the Merger?

A: Immediately following the Merger, the Surviving Corporation’s board of directors will be composed of seven (7) members, (i) six (6) of whom will have been designated by Republic prior to the Merger, including a chair of the Surviving Corporation, and (ii) one (1) of whom shall be Ellen Artist, a current director of Mesa, or such other director who may be proposed by Mesa and agreed upon by Republic in its sole discretion, prior to the Merger. It is currently contemplated that the Republic designees will be: David Grizzle, Glenn S. Johnson, Michael C. Lenz, Ruth Okediji, Barry W. Ridings, and James E. Sweetnam. David Grizzle is expected to be appointed as Chairman of the board of directors of the Surviving Corporation. For additional information, please see the section titled “Management Following the Merger” beginning on page 332 of this proxy statement/prospectus.

Q: Who will be the executive officers of the Surviving Corporation immediately following the Merger?

A: Immediately following the Merger, the executive management team of the Surviving Corporation is expected to consist of members of the Republic executive management team prior to the Merger, including:

Name	Title
David Grizzle	Chief Executive Officer and Chairman of the Board
Matthew J. Koscal	President and Chief Commercial Officer
Joseph P. Allman	Senior Vice President and Chief Financial Officer
Paul K. Kinstedt	Senior Vice President and Chief Operating Officer
Chad M. Pulley	Senior Vice President, General Counsel, and Secretary

Q: Why am I being asked to vote on executive officer compensation?

A: The SEC has adopted rules that require Mesa to seek a non-binding advisory vote on certain compensation that may be paid or become payable to Mesa’s named executive officers that is based on or otherwise relates to the Merger. For additional information regarding the non-binding compensation advisory proposal, see the section entitled “Proposal No. 3 — Advisory Compensation Proposal” beginning on page 239. Mesa urges its stockholders to read the section entitled “The Merger — Interests of Mesa Directors and Executive Officers in the Merger” beginning on page 124.

Q: What happens if the non-binding compensation proposal is not approved by Mesa stockholders?

A: This vote is advisory and non-binding, and the Merger is not conditioned or dependent upon the approval of the non-binding compensation proposal by Mesa stockholders. However, Mesa and Republic value the opinions of Mesa stockholders and Mesa expects to consider the outcome of the vote, along with other relevant factors, when considering future executive compensation, assuming the Merger is completed. Because the executive compensation to be paid in connection with the Merger is based on the terms of the Merger Agreement as well as the contractual arrangements with Mesa’s named executive officers, such compensation will be payable regardless of the outcome of this advisory vote, if the Merger Proposal is approved and the Merger is consummated (subject only to the contractual conditions applicable thereto). However, Mesa seeks the support of its stockholders and believes that stockholder support is appropriate given the nature of the transaction and the structure of Mesa’s executive compensation program.

Q: As a Mesa stockholder, how does Mesa’s board of directors recommend that I vote?

A: Mesa’s board of directors, in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and: (i) determined that the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of Mesa and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) recommends that Mesa’s stockholders vote “FOR” each of the Proposals. For more information, please see the section titled “The Merger – Mesa’s Reasons for the Merger” beginning on page 111 of this proxy statement/prospectus.

Q: What risks should I consider in deciding whether to vote in favor of the Merger?

A: You should carefully review the section titled “Risk Factors” beginning on page 47 of this proxy statement/ prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the Surviving Corporation’s business will be subject, and risks and uncertainties to which each of Mesa and Republic, as independent companies, are subject.

Q: When do you expect the Merger to be consummated?

A: The Merger is anticipated to close in the second half of 2025, but the exact timing cannot be predicted. Certain conditions must be satisfied or waived before the Merger can be completed, including the expiration of the waiting period under the HSR Act, which occurred on June 16, 2025 with respect to the filings made by Mesa and Republic.

If the Merger does not become effective by 5:00 p.m. Eastern on January 5, 2026, the “Outside Date,” either Mesa or Republic may terminate the Merger Agreement and abandon the Merger; provided, that if as of the Outside Date, a Governmental Entity has enacted, issued, promulgated, enforced, or entered any Competition Laws or Aviation Approvals, that have the effect of making illegal, enjoining, or otherwise restraining or prohibiting the consummation of the transactions contemplated under the Merger Agreement, or the parties have not received the Aviation Approvals, then the Outside Date will automatically be extended to April 6, 2026, and such extended date will be deemed to be the Outside Date.

For more information, please see the section titled “The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 162 of this proxy statement/prospectus.

Q: How will the Delaware Conversion affect the rights of Surviving Corporation stockholders?

A: The rights of Mesa stockholders are currently governed by Nevada law and the provisions of the Mesa Charter and Mesa’s second amended and restated bylaws, as amended. As a result of the Delaware Conversion, Mesa stockholders will become a stockholder of the Surviving Corporation with rights governed by Delaware law and the provisions of the certificate of incorporation and the bylaws of the Surviving Corporation, which differ in certain respects from the current rights of Mesa stockholders. These important differences are discussed and summarized in this proxy statement/prospectus under “Proposal No. 1 – The Merger Proposal – The Delaware Conversion – Rights of Mesa Stockholders Prior to and After the Conversion from the State of Nevada to the State of Delaware” beginning on page 210 of this proxy statement/prospectus. Forms of the Surviving Corporation’s charter and bylaws are available as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Q: What are the material U.S. federal income tax consequences of the Delaware Conversion to the Surviving Corporation stockholders?

A: Subject to the limitations and qualifications described in the section titled “Proposal No. 1 – The Merger Proposal – The Delaware Conversion – Material U.S. Federal Income Tax Consequences of the Delaware Conversion” beginning on page 209 of this proxy statement/prospectus, Mesa intends that the Delaware Conversion qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Delaware Conversion so qualifies, a U.S. Holder (as defined below) of Mesa common stock will not recognize gain or loss upon the Delaware Conversion. For a more detailed discussion of the material U.S. federal income tax consequences of the Delaware Conversion, see the section titled “Proposal No. 1 – The Merger Proposal – The Delaware Conversion – Material U.S. Federal Income Tax Consequences of the Delaware Conversion” beginning on page 209 of this proxy statement/prospectus.

Q: What do I need to do now?

A: Mesa urges you to read this proxy statement/prospectus carefully and in its entirety, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record on the record date, you may vote in person at the Mesa Special Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card, the form of which is attached as Annex C to this proxy statement/prospectus. Whether or not you plan to attend the meeting,

Mesa urges you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

•	To vote in person, come to the special meeting and Mesa will give you a ballot when you arrive.

•

To vote using the proxy card, simply complete, sign, and date the proxy card that you may request or that Mesa may elect to deliver at a later time and return it promptly in the envelope provided. If you return your signed proxy card to Mesa before the special meeting, Mesa will vote your shares as you direct.

•

To vote over the telephone, dial toll-free using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number found on the proxy card. Your vote must be received by 11:59 p.m. Eastern Time on     , 2025 to be counted.

•

To vote through the Internet, go to complete an electronic proxy card. You will be asked to provide the company number and control number from the proxy card. Your vote must be received by 11:59 p.m. Eastern Time on     , 2025 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received voting instructions from that organization rather than from Mesa. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the Internet as instructed by your broker, bank, or other agent. To vote in person at the Mesa Special Meeting, you must contact your broker, bank, or other agent and obtain a valid legal proxy in order to attend, participate in, and vote at the Mesa Special Meeting. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank, or other agent for instructions.

Q: What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A: If you are a Mesa stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 2, 3, and 4, and will have the effect of a vote “AGAINST” Proposal Nos. 1 and 5.

Q: May I attend the Mesa Special Meeting and vote in person?

A: Stockholders of record as of     , 2025 will be able to attend and participate in the Mesa Special Meeting in person.

Q: Who counts the votes?

A: Computershare has been engaged as Mesa’s independent agent to tabulate stockholder votes, which Mesa refers to as the inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Computershare for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Computershare on behalf of all its clients.

Q: If my Mesa shares are held in “street name” by my broker, will my broker vote my shares for me?

A: If you hold shares beneficially in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank, or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank, or other agent is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a “broker non-vote” with respect to such proposals. Accordingly, if you hold your shares beneficially in street name, please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank, or other agent. Proposal Nos. 1 through 5 will be considered “non-routine” and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives specific voting instructions from you.

Q: What are broker non-votes and do they count for determining a quorum?

A: Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker has not received voting instructions from its clients with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Mesa Special Meeting. Broker non-votes, if any, will not be counted as “votes properly cast” or “shares entitled to vote” and will therefore have no effect on Proposal Nos. 2, 3, and 4, and will have the effect of a vote “AGAINST” Proposal Nos. 1 and 5.

Q: May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?

A: Mesa stockholders of record, unless such stockholder’s vote is subject to a support agreement, may revoke and/or change their vote at any time before their proxy is voted at the Mesa Special Meeting in one of four ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•

You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Mesa’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by Mesa’s corporate secretary prior to the taking of the vote at the Mesa Special Meeting. Such written notice of revocation or subsequent proxy card should be sent to Mesa’s principal executive offices at Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Corporate Secretary.

•	You may attend the Mesa Special Meeting and vote in person, although attendance at the Mesa Special Meeting will not, by itself, revoke, and/or change your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by      , 2025, 11:59 p.m. Eastern Time to be counted.

If a Mesa stockholder who owns Mesa shares in “street name” has instructed a broker to vote its shares of Mesa common stock, the stockholder must follow directions received from its broker to change and/or revoke those instructions.

Q: Who is paying for this proxy solicitation?

A: Republic will pay, on Mesa’s behalf, the SEC filing fees of this proxy statement/prospectus and the proxy card. Mesa will pay the cost of printing this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees, and fiduciaries who are record holders of Mesa common stock for the forwarding of solicitation materials to the beneficial owners of Mesa common stock. Mesa will reimburse these brokers, custodians, nominees, and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q: What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of Mesa common stock?

A: Mesa stockholders will not sell, exchange, or dispose of any shares of Mesa common stock as a result of the Merger. Thus, there will be no material U.S. federal income tax consequences to Mesa stockholders as a result of the Merger.

Q: What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of Republic common stock?

A: Subject to the limitations and qualifications described in the section titled “The Merger – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 131 of this proxy statement/prospectus, each of Republic and Mesa intends that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder of Republic common stock will not recognize gain or loss upon the receipt of Mesa common stock in exchange for surrendering its Republic common stock in the Merger. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, please see the section titled “The Merger – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 131 of this proxy statement/prospectus.

Q: Who can help answer my questions?

A: If you are a Mesa stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact:

Mesa Air Group, Inc.

410 North 44th Street, Suite 700

Phoenix, AZ 85008

Attn: Investor Relations

Telephone: (602) 685-4000

Email: Legal@mesa-air.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Mesa Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 386 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to any reverse stock split.

The Companies

Mesa Air Group, Inc.

410 North 44th Street, Suite 700

Phoenix, AZ 85008

(602) 685-4000

Headquartered in Phoenix, Arizona, Mesa is the holding company of Mesa Airlines, a regional air carrier providing scheduled passenger service to 79 cities in 31 states, Cuba, and Mexico. As of June 30, 2025, Mesa operated a fleet of 60 Embraer E175 regional aircraft with approximately 254 daily departures. As of June 30, 2025, Mesa also had 21 CRJ-900 airframes and 34 CRJ-900 engines held for sale. The aircraft in Mesa’s fleet were operated as United Express pursuant to the terms of the United CPA. Except as set forth in the following sentence, all of Mesa’s consolidated contract revenues for the three and nine months ended June 30, 2025 and June 30, 2024 were derived from operations associated with the United CPA, leases of aircraft to a third party, and MPD. Revenues during the nine months ended June 30, 2024 also included $7.2 million in revenues derived from the DHL FSA, which terminated in March 2024. Additionally, Mesa’s leases of aircraft to a third party terminated upon the sale of such aircraft to United Airlines during the nine months ended June 30, 2025.

During fiscal year 2024, Mesa’s fleet operated under the United CPA and the DHL FSA. Mesa operates all of its flights as United Express flights pursuant to the United CPA. Prior to the voluntary wind-down of the DHL FSA agreed to with DHL on March 1, 2024, Mesa also operated flights as DHL Express flights pursuant to the terms of the DHL FSA. Mesa’s consolidated contract revenues for the twelve months ended September 30, 2024 and September 30, 2023 were derived primarily from operations associated with the United CPA (97% of revenue). Mesa also generated contract revenues for the twelve months ended September 30, 2023 from Mesa’s CPA with American Airlines prior to the wind-down and termination of Mesa’s CPA with American Airlines on April 3, 2023. In fiscal 2023 and 2024, Mesa carried passengers on more than 103,675 and 97,619 flights generating revenues of $498.1 million and $476.4 million and pre-tax loss of $84.3 million and $65.8 million, respectively. During the nine months ended June 30, 2024 and 2025, Mesa carried passengers on more than 74,089 and 63,407 flights, generating revenues of $361.2 million and $ 290.8 million and pre-tax loss of $66.0 million and $158.2 million, respectively.

The United CPA provides Mesa with guaranteed monthly revenue for each aircraft under contract, a fixed fee for each block hour (the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination), and flights actually flown, and reimbursement of certain direct operating expenses in exchange for providing regional flying on behalf of United Airlines. The United CPA also shelters Mesa from many of the elements that cause volatility in airline financial performance, including fuel prices, variations in ticket prices, and fluctuations in number of passengers. In providing regional flying under the United CPA, Mesa uses the logos, service marks, flight crew uniforms, and aircraft paint schemes of United Airlines. United Airlines controls route selection, pricing, seat inventories, marketing and scheduling, and provides Mesa with ground support services, airport landing slots, and gate access.

Regional aircraft are optimal for short- and medium-haul scheduled flights that connect outlying communities with larger cities and act as “feeders” for domestic and international hubs. In addition, regional aircraft are well suited to serve larger city pairs during off-peak times when load factors on larger jets are low. The lower trip costs and operating efficiencies of regional aircraft, along with the competitive nature of the CPA bidding process, provide significant value to major airlines.

Mesa common stock traded on the Nasdaq Global Select Market under the symbol “MESA” from August 10, 2018 to May 6, 2024. On such date, Mesa common stock began trading on the Nasdaq Capital Market. Prior to August 10, 2018, there was no public market for Mesa common stock.

Republic Airways Holdings Inc.

8909 Purdue Road, Suite 300

Indianapolis, IN 46268

(317) 484-6000

Republic is the second largest independent regional airline in the United States based on total fleet and daily departures. As of June 30, 2025, Republic had a fleet of 245 regional jet aircraft that regularly provides scheduled passenger service on approximately 1,100 daily flights to over 90 cities in the United States, Canada, and the Caribbean. All of Republic’s flights are operated under multi-year CPAs with Republic’s Partners. Republic exclusively operates the dual class Embraer E170/175 family of aircraft and is one of the world’s largest operators of that popular aircraft type. Under its CPAs, Republic provides substantially all of its flight capacity to Republic’s Partners. Republic’s compensation is not materially or immediately affected by variations in airfares or passenger load factors, nor by variations in the price of fuel, the cost of which is paid directly by Republic’s Partners. In 2023 and 2024, Republic carried passengers on more than 308,000 and 323,000 flights, generating revenues of $1,429.1 million and $1,474.0 million and pre-tax income of $88.0 million and $86.9 million, respectively. During the six months ended June 30, 2024 and 2025, Republic carried passengers on more than 153,000 and 176,000 flights, generating revenues of $712.2 million and $800.4 million and pre-tax income of $38.3 million and $87.3 million, respectively.

All of Republic’s flights operate under the American Eagle, Delta Connection, or United Express brands. Since the beginning of 2017, Republic has won additional regional flying from all three of Republic’s Partners, expanding its total fleet from 175 to 245 aircraft. These aircraft are dedicated to Republic’s Partners under long-term commitments.

The Merger (see page 102)

Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, at the Effective Time, Republic will merge with and into Mesa, the separate corporate existence of Republic will cease and Mesa will continue as the Surviving Corporation. Pursuant to the Merger Agreement, prior to the Effective Time, Mesa will convert from a corporation existing under the laws of the State of Nevada to a corporation existing under the laws of the State of Delaware.

Mesa’s Reasons for the Merger (see page 111)

After consideration and consultation with Mesa’s management, consultants and advisors, outside legal counsel, and financial advisor, the Mesa board of directors determined that the Merger Agreement, the Merger, and other transactions contemplated thereby are advisable and in the best interests of Mesa and its stockholders. The Mesa board of directors considered various reasons to reach its determination. For example:

•	The expectation that the Merger would create a larger, better capitalized company with complementary services and a strengthened U.S. and international commercial reach;

•

The expectation that the Surviving Corporation will be better positioned to pursue a more aggressive growth strategy in comparison to Mesa on a stand-alone basis as a result of the Surviving Corporation’s larger scale, larger market capitalization, enhanced access to capital over the short-term and long-term and likelihood of increased access to business development opportunities as a result of its larger market presence;

•

The current and prospective competitive climate in the airline industry (and for regional airlines in particular), including regulatory, financial, economic, and other challenges facing industry participants, and the belief that the Surviving Corporation, in light of its larger scale, strong balance sheet, more comprehensive service offerings, and market presence, will be better positioned to meet these challenges;

•

The fact that Mesa stockholders will own approximately six percent (6%) of the Surviving Corporation immediately following completion of the Merger, with the prospect of owning up to an additional six percent (6%) subject to certain contingencies set forth in the Merger Agreement and the Three Party Agreement;

•

The fact that the number of shares of Mesa common stock issuable in exchange for shares of Republic common stock is fixed, which provides certainty to Mesa stockholders as to their approximate aggregate pro forma percentage ownership of the Surviving Corporation and will not fluctuate based upon changes in the market price of shares of Mesa common stock or shares of Republic common stock between the date of the Merger Agreement and the Closing Date;

•

The potential opportunity for Mesa stockholders to participate in a larger, better capitalized and stronger company (both financially and operationally), post-Closing, and the potential to realize the long-term benefit of the Surviving Corporation’s future profitability;

•

The content of the fairness opinion provided by FTICA, including FTICA’s conclusion regarding the fairness, from a financial point of view, of the Exchange Ratio to the Mesa Legacy Shareholders, assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of Mesa common stock on a fully diluted basis as a consequence of the Merger;

•

The fact that Mesa, together with its advisors, over a lengthy period of time, explored strategic alternatives, giving due regard to the requirement that Mesa’s sole code share partner, United Airlines, would have the right to consent to the Merger or any other similar business combination transaction under consideration pursuant to contractual provisions;

•

The fact that the increased rates payable to Mesa under its United CPA expire in March 2026. In addition, the termination date for the first 30 of Mesa’s E175 aircraft is March 31, 2026. Thereafter, additional aircraft will be removed from the United CPA on July 1, 2027, and will continue to be removed until the final aircraft expires on November 30, 2028. Without further material modifications to the rates and the term of the aircraft operating under the United CPA, Mesa’s outlook and prospects remained unclear;

•	Mesa’s business, financial condition, including debt obligations, historical and projected financial performance, competitive position, assets, and future prospects as a standalone company;

•

The expectation that the Merger will result in greater value to Mesa stockholders than the value that could be expected to be generated from the various other strategic alternatives available to Mesa or from Mesa remaining as a standalone company;

•	The fact that the Merger is intended to qualify as a tax-free reorganization for United States federal income tax purposes;

•

Mesa’s knowledge of Republic’s business, operations, including the operation of a single fleet type (i.e., E175 aircraft), operating results, financial condition, strategy, and future prospects taking into account the results of Mesa’s due diligence review of Republic;

•

The fact that, subject to compliance with the terms and conditions of the Merger Agreement, Mesa is permitted to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, subject to payment of a termination fee, terminate the Merger Agreement in order to accept a superior proposal;

•

The expectation that the Merger will be consummated, based on, among other things, the limited number of conditions to the Merger and the commitment made by parties to cooperate and use reasonable best efforts to obtain regulatory clearances, including under the HSR Act. The waiting period under the HSR Act with respect to the filings made by Mesa and by Republic expired on June 16, 2025;

•

The possibility of continuing to pursue Mesa’s long-term business plan as an independent public company as an alternative means of creating stockholder value, and the business, financial, market, and execution risks and uncertainties of such alternative as to the realization of Mesa’s strategic goals and the future value of Mesa’s shares;

•	The fact that Mesa stockholders will own a materially smaller percentage in the Surviving Corporation than Mesa stockholders own in Mesa currently;

•

The difficulty and costs inherent in the combination of two businesses of the size and complexity of Mesa and Republic and the risk that the cost savings, synergies, and other benefits expected to be obtained as a result of the Merger might not be fully or timely realized;

•

The fact that the number of shares of Mesa common stock issuable in exchange for shares of Republic common stock is fixed and will not adjust to compensate for changes in the price of shares of Mesa common stock prior to the consummation of the Merger;

•

The fact that certain provisions of the Merger Agreement, although reciprocal, may have the effect of discouraging alternative business combination transactions involving Mesa, including restrictions on Mesa’s ability to solicit proposals for alternative transactions, and the requirement that Mesa pay a termination fee to Republic in certain circumstances following the termination of the Merger Agreement;

•	The restrictions on the conduct of Mesa’s business during the pendency of the Merger, which may delay or prevent Mesa from undertaking potential business opportunities that may arise;

•

The adverse impact that business uncertainty prior to the Effective Time of the Merger could have on Mesa’s and Republic’s ability to attract, retain, and motivate key personnel until the Effective Time;

•

The outside termination date in the Merger Agreement and the fact that there can be no assurance that the conditions in the Merger Agreement will be satisfied and, as a result, the Merger may not be consummated and the potential consequences of non-consummation, including the potential negative impacts on Mesa, its business, the trading price of Mesa’s shares, and Mesa’s ability to attract and retain key management personnel and employees;

•

The risk that regulatory agencies may not approve the Merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the Surviving Corporation;

•

The time, effort and substantial costs involved in connection with entering into the Merger Agreement and completing the Merger and the related disruptions to the operation of Mesa’s business, including the risk of diverting management’s attention from other strategic priorities to implement Merger integration efforts, and the risk that the operations of Mesa would be disrupted by employee concerns or departures or by changes to or termination of Mesa’s relationships with its key third party relationships following the public announcement of the Merger;

•	The fact that Mesa has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated;

•

The risk that if the Merger Agreement is terminated that Mesa may be unable to meet its obligations under its existing debt agreements, resulting in an event of default and the acceleration in full of the amounts outstanding thereunder; and

•	The risk that Mesa stockholders or the Republic stockholders may fail to approve the Merger.

Republic’s Reasons for the Merger (see page 114)

In the course of reaching its decision to approve the Merger Agreement and the other transaction agreements and the transactions contemplated thereby, including the Merger, Republic’s board of directors held numerous meetings, consulted with Republic’s senior management and outside legal counsel, and considered a wide variety of factors, including the following factors which it viewed as supporting its decision (which factors are not necessarily presented in any order of relative importance):

•

the Merger will potentially expand the access to capital and the range of investors available as a public company, compared to the capital and investors Republic could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Republic;

•	the historical and current information concerning Republic’s business, including its financial performance and condition, operations, and management;

•

the complementary nature of Mesa’s operations and the expected combined financial results and operating plans, along with the management structure of the combined company, including the appointment of certain Republic executive officers and non-employee directors to the combined company;

•

the shares of Mesa common stock issued to Republic stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Republic stockholders who are not affiliates of Republic and who are not parties to lock-up agreements;

•	the enhanced scale of the combined company, both financially and operationally, including a larger unified fleet of aircraft, broader flying networks and enhanced crew resource management;

•	the entry of the combined company and United into a new 10-year capacity purchase agreement;

•	the terms and conditions of the Merger Agreement and the Three Party Agreement;

•	the possibility that the Merger might not be completed, or that its completion may be delayed;

•	the potential effect of the termination fee of $1.5 million payable to Mesa under certain circumstances;

•	the possibility that Mesa could consider certain unsolicited acquisition proposals;

•	the regulatory approvals required to complete the Merger and the potential length of the regulatory approval process;

•

the cost, time, and effort involved in connection with completing the Merger, related disruptions, or potential disruptions to Republic’s business and related administrative challenges associated with combining the companies; and

•	the additional expenses and obligations to which Republic’s business will be subject following the Merger as a public company.

Interests of Mesa Directors and Executive Officers in the Merger (see page 124)

In considering the recommendation of the Mesa board of directors with respect to issuing shares of Mesa common stock in the Merger and the other matters to be acted upon by the Mesa stockholders at the Mesa

Special Meeting, Mesa stockholders should be aware that Mesa’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Mesa’s stockholders generally. Interests of the directors and executive officers may be different from or in addition to the interests of the stockholders for the following reasons, among others:

•	Under the Merger Agreement, Mesa’s directors and executive officers are entitled to continued indemnification, and insurance coverage for a period of six (6) years from and after the Effective Time.

•

In connection with the Merger, each then outstanding RSU award and Restricted Stock Award in respect of shares of Mesa common stock (including those held by Mesa’s executive officers and directors), whether vested or unvested, will accelerate in full and then be cancelled and converted into the right to receive (i) the number of shares of Mesa common stock subject to such awards immediately prior to the Effective Time, and (ii) the non-transferrable contingent right to receive a pro rata share of the Escrow Asset distributed pursuant to and in accordance with the Merger Agreement, the Three Party Agreement and the Escrow Agreement if any. As of the date of this proxy statement/prospectus, there are 961,690 Restricted Stock Awards outstanding.

•

In connection with entering into the Merger Agreement, each of Jonathan G. Ornstein, Mesa’s Chief Executive Officer, Michael J. Lotz, Mesa’s President and Chief Financial Officer, and Brian S. Gillman, Mesa’s Executive Vice President, General Counsel and Secretary, entered into a Separation and Consulting Agreement, General Release of Claims and Covenant not to Sue with Mesa (the “Separation and Consulting Agreements”), pursuant to which each individual will receive fees in exchange for consulting services to be provided to the Surviving Corporation for a period of two (2) years and certain other benefits, along with lump sum payment payable at the end of the two (2) year consulting period in consideration for the agreement to the restrictive covenant set forth therein.

•	Ellen Artist, a current director of Mesa, will continue to serve as a director of the Surviving Corporation board of directors following the Merger.

These interests are discussed in more detail in the section titled “The Merger – Interests of Mesa Directors and Executive Officers in the Merger” beginning on page 124 of this proxy statement/prospectus. The members of Mesa’s board of directors were aware of and considered these interests, among other matters, in evaluating, and negotiating the Merger Agreement and the Merger, and in recommending to the stockholders that the Merger Proposals be approved.

Interests of Republic Directors and Executive Officers in the Merger (see page 128)

In considering the recommendation of the Republic board of directors with respect to its approval of the Merger Agreement, the Merger and the other transactions contemplated thereby, stockholders should be aware that Republic’s directors and executive officers may have interests in the Merger that are deemed different from, or in addition to, those of Republic’s stockholder’s generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent they may be deemed material, are described below:

•	Certain of Republic’s directors and executive officers are expected to become the directors and executive officers of the Surviving Corporation upon the Closing;

•

Under the Merger Agreement, Republic’s directors and executive officers are entitled to continued indemnification, expense reimbursement and insurance coverage for a period of six (6) years from and after the Effective Time;

•

In connection with the Merger, (i) each outstanding Republic RSU that has vested will be cancelled and converted into the right to receive shares of Republic common stock, which will be converted into Mesa common stock and (ii) each then outstanding Republic RSU that is unvested will be assumed by

Mesa and converted into the right to receive an award of restricted shares of Mesa common stock in an amount equal to the number of whole shares of Mesa common stock (rounded up to the next whole share) equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of shares of Republic common stock subject to such unvested Republic RSU immediately prior to the Effective Time.

Republic’s board of directors was aware of these interests and considered them, among other matters, in reaching the decision to approve the Merger Agreement and the Merger, and to recommend that the Republic stockholders approve the Merger.

Opinion of Mesa’s Financial Advisor (see page 119)

Mesa instructed FTICA to render an opinion to Mesa’s board of directors as to the fairness to the Mesa Legacy Shareholders, from a financial point of view, of an exchange ratio of 636.00 in the Merger assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of Mesa common stock on a fully diluted basis as a consequence of the Merger. On March 17, 2025, FTICA rendered to the Mesa board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Mesa board of directors dated March 17, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by FTICA in preparing its opinion, an exchange ratio of 636.00 in the Merger assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of Mesa common stock on a fully diluted basis as a consequence of the Merger is fair, from a financial point of view, to the Mesa Legacy Shareholders.

Thereafter, pursuant to a letter dated July 9, 2025 (the “FTICA Letter”), FTICA confirmed to Mesa’s board of directors that (provided there were no other changes or revisions to the Mesa Management Representation Letter to FTICA dated March 17, 2025) the conclusion presented in its opinion as of March 17, 2025 would not change as a result of the Exchange Ratio being 584.90 (rather than 636.00) assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of Mesa common stock on a fully diluted basis as a consequence of the Merger (and subject to the same provisions and terms set forth in its opinion as of March 17, 2025).

The full text of the written opinion of FTICA, dated March 17, 2025, which describes the assumptions made and the qualifications and limitations upon the review undertaken by FTICA in preparing its opinion, as well as the full text of the FTICA Letter, are attached as Annex B to this proxy statement/prospectus and are incorporated herein by reference. FTICA’s financial advisory services and opinion were provided for the information and assistance of Mesa’s board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Mesa board of directors’ consideration of the Merger and the opinion of FTICA and the FTICA Letter addressed only the fairness to the Mesa Legacy Shareholders, from a financial point of view, of the Exchange Ratio proposed to be paid by Mesa, assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of Mesa common stock on a fully diluted basis as a consequence of the Merger. The opinion of FTICA and the FTICA Letter did not address any other term or aspect of the Merger Agreement or the Merger and do not constitute a recommendation to any stockholder of Mesa as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.

The full text of the written opinion of FTICA and the FTICA Letter should be read carefully in their entirety for a description of the assumptions made and limitations upon the review undertaken by FTICA in preparing its opinion.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 141)

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Republic common stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares held by stockholders who have not voted in favor of, or consented to, the Merger and who have properly demanded appraisal of such shares in accordance with, and have complied in all respects with, Section 262 of the DGCL) will be automatically converted into the right to receive a number of validly issued, fully paid, and non-assessable shares of Mesa common stock equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement – Merger Consideration” beginning on page 141 of this proxy statement/prospectus).

Mesa will not issue any fractional shares of Mesa common stock in the Merger. Republic stockholders who would otherwise be entitled to a fraction of a share of Mesa common stock in the Merger will instead be entitled to receive, for the fraction of a share, an amount in cash, without interest, rounded down to the nearest cent, based on the “Mesa Stock Value”, which is the average of the volume weighted average price per share of Mesa common stock on Nasdaq (as reported by Bloomberg L.P., or if not reported there, in another authoritative source selected by Mesa and Republic) on each of the 5 consecutive trading days ending with the last complete trading day 3 days immediately prior to the Closing.

Immediately after the Merger, the Pre-Merger Mesa Shareholders are expected to own approximately six percent (6%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis, with the prospect of owning up to an additional six percent (6%) subject to certain contingencies set forth in the Merger Agreement and the Three Party Agreement, and former Republic securityholders are expected to own approximately eighty-eight percent (88%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis. The additional six percent (6%) will come out of the Escrow Asset which will be held and distributed by the Escrow Agent. The Escrow Asset will be distributed to the Pre-Merger Mesa Shareholders on a pro rata basis to the extent remaining after potential distributions, if any, are made to United Airlines and the Surviving Corporation based on the determination of the Net Debt Amount as of the Closing. Whether any of the Escrow Asset will ultimately be distributed to the Pre-Merger Mesa Shareholders cannot be estimated at this point in time as it is dependent on both (i) the finally determined Net Debt Amount and (ii) the finally determined Surviving Corporation Stock Value, neither of which will be finally determined until after the Closing, as described in detail in the section titled “Agreements Related to the Merger — the Three Party Agreement — Mesa’s Delivery of Proposed Final Closing Statement and United Airlines’ and the Surviving Corporation’s Responses”

Republic RSUs (see page 145)

Under the terms of the Merger Agreement, immediately prior to the Effective Time, each then outstanding Republic RSU that has vested in accordance with its terms (including each outstanding Republic RSU that will become vested upon, or immediately before, the Closing) will be cancelled and converted into the right of the holder to receive a number of whole shares of Republic common stock (rounded up to the next whole share), which shares of Republic common stock will be converted into Mesa common stock in accordance with the Exchange Ratio.

Further, immediately prior to the Effective Time, each then outstanding Republic RSU that is unvested will be assumed by Mesa and converted into the right to receive an award of restricted shares of Mesa common stock (each, a “Surviving Corporation Restricted Stock Award”) in an amount equal to the number of whole shares of Mesa common stock (rounded up to the next whole share of Mesa common stock) equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of shares of Republic common stock subject to such unvested Republic RSU immediately prior to the Effective Time. Each Republic RSU assumed and converted into a Surviving Corporation Restricted Stock Award will continue to have and be subject to the same terms and conditions, including with respect to vesting, as applicable to the corresponding Republic RSU as of immediately prior to the Effective Time.

Each Surviving Corporation Restricted Stock Award shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization, or other similar transaction with respect to shares of Surviving Corporation common stock subsequent to the Effective Time.

Mesa Common Stock and Mesa RSUs and Restricted Stock Awards (see page 145)

Mesa common stock will remain unaffected by the Merger.

Under the terms of the Merger Agreement, immediately prior to the Effective Time, each then outstanding RSU award and restricted stock award in respect of shares of Mesa common stock, whether vested or unvested, will accelerate in full and then be cancelled and converted into the right to receive the number of shares of Mesa common stock subject to such award immediately prior to the Effective Time.

The Pre-Merger Mesa Shareholders and the holders of Mesa RSU awards and restricted stock awards will be entitled to the non-transferable contingent right to receive a pro rata share of the Escrow Asset, subject to the terms and conditions of, and pursuant to the terms of, the Merger Agreement, the Three Party Agreement, and the Escrow Agreement.

Conditions to the Completion of the Merger (see page 162)

To complete the Merger, Mesa stockholders must approve Proposal Nos. 1 and 2, and Republic stockholders must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No-Shop (see pages 156 and 159)

The Merger Agreement contains non-solicitation provisions prohibiting each of Mesa and Republic from soliciting a competing transaction. Each of Mesa and Republic have agreed that, subject to certain exceptions, Mesa and Republic and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of their respective directors, officers, employees, consultants, investment bankers, financial advisors, attorneys, accountants or other advisors, agents, or representatives retained by either party or any of their respective subsidiaries to, directly or indirectly:

•

solicit, initiate, knowingly encourage, or facilitate any expression of interest, proposal, or offer that constitutes or would reasonably be expected to lead to a Mesa Acquisition Proposal or Republic Acquisition Proposal, as applicable;

•	participate in any discussions or negotiations with any person (other than the other party) related to any Mesa Acquisition Proposal or Republic Acquisition Proposal, as applicable;

•

furnish any information in connection with a Mesa Acquisition Proposal or Republic Acquisition Proposal, as applicable, to any person in connection with a Mesa Acquisition Proposal or Republic Acquisition Proposal, as applicable, or any expression of interest, proposal, or offer that would reasonably be expected to lead to a Mesa Acquisition Proposal or Republic Acquisition Proposal, as applicable;

•

subject to certain exceptions set forth in the Merger Agreement, enter into any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option, or other similar contract providing for or otherwise relating to any Mesa

Acquisition Proposal or Republic Acquisition Proposal, as applicable, or that is intended to result in, or would reasonably be expected to lead to, any Mesa Acquisition Proposal or Republic Acquisition Proposal, as applicable; or

•	submit any Mesa Acquisition Proposal or Republic Acquisition Proposal, as applicable, or any matter related thereto to the vote of its stockholders.

Board Recommendation Change (see pages 157 and 160)

Subject to the terms and conditions of the Merger Agreement, neither Republic’s board of directors nor Mesa’s board of directors may change its recommendation in favor of the Merger, except that prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation as a result of certain material events, circumstances, changes, effects, conditions, or development or (as more fully described in the Merger Agreement, an “Intervening Event”), or with respect to certain offers that constitute a superior proposal within the meaning of the Merger Agreement that did not result from a material breach of the Merger Agreement if:

•

such party’s board of directors shall have determined in good faith, after consultation of its outside legal counsel, that the failure to effect such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

such party has provided at least four business days’ prior written notice to the other party that it intends to effect a change in recommendation, and during such period has negotiated with the other party in good faith to make such adjustments to the terms and conditions of the Merger Agreement that would obviate the need for such change in recommendation, in the case of an “Intervening Event” or so that the acquisition proposal ceases to constitute a superior offer; and

•

if, after the other party shall have delivered to such party a written offer to modify the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party’s board of directors shall have determined in good faith (after consultation with its outside legal counsel and its financial advisor), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event of any material revisions to any superior offer, the party considering the superior offer would be required to provide the other party with notice of such material revision and there would be a new two-business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

In the case of an Intervening Event, the party suffering such event shall promptly notify the other party at least four business days in advance of its intention to make a change in recommendation. The written notice is required to state the material facts and circumstances related to the applicable Intervening Event, such party’s board of directors’ reason for proposing to effect such change in recommendation and that such party’s board of directors intends to make a change in recommendation.

Termination of the Merger Agreement (see page 164)

Either Mesa or Republic may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see pages 165 and 166)

If the Merger Agreement is terminated under certain circumstances, Mesa could be required to pay Republic a termination fee of $1,500,000 or Republic could be required to pay Mesa a termination fee of $1,500,000.

Governance of the Surviving Corporation After the Merger (see page 361)

Charter Adoption and Name Change

In connection with the Delaware Conversion, Mesa will file a Certificate of Conversion with the Post-Conversion Charter, which will become the certificate of incorporation of Mesa.

The Post-Conversion Charter authorizes 5,000,000,000 shares of common stock, an increase from the 125,000,000 shares of common stock authorized for issuance in the Mesa Charter and, in connection with the Merger, Mesa will effect a name change of the Surviving Corporation to “Republic Airways Holdings Inc.” A copy of the Post-Conversion Charter is filed as Exhibit 3.4 to the registration statement of which this proxy statement/prospectus forms a part.

At the Effective Time, the Post-Conversion Charter of Mesa, as in effect immediately prior to the Effective Time, as amended to reflect the name change described above, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

Bylaws

In connection with the Delaware Conversion, Mesa will adopt the Post-Conversion Bylaws, which will become the bylaws of Mesa.

The Post-Conversion Bylaws will be the bylaws of the Surviving Corporation at the Effective Time, until thereafter amended in accordance with applicable law and the terms of the certificate of incorporation of the Surviving Corporation and such bylaws; provided, that the parties will take all requisite actions so that, as of the Effective Time, the Post-Conversion Bylaws are amended to reflect that the name of the Surviving Corporation shall be “Republic Airways Holdings Inc.”

Board of Directors

As of the Effective Time, the number of directors constituting the board of directors of the Surviving Corporation will be seven (7) directors. Six (6) of the Surviving Corporation directors will be designated by Republic, including a chair of the Surviving Corporation board of directors, and one (1) of the Surviving Corporation directors will be Ellen Artist, or such other director who may be proposed by Mesa subject to the approval of Republic in its sole discretion.

The following table sets forth the name, age as of June 30, 2025 and position of each of the individuals who are expected to serve as directors of the Surviving Corporation following completion of the Merger:

Name	Age	Title
Non-Employee Directors
Ellen N. Artist	69	Director
Glenn S. Johnson	66	Director
Michael C. Lenz	61	Director
Ruth Okediji	56	Director
Barry W. Ridings	73	Director
James E. Sweetnam	73	Director

Management

Pursuant to the Merger Agreement, Republic will designate the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel, and any other “C-Suite” level officers as executive officers of the Surviving Corporation.

The following table sets forth the name, age as of June 30, 2025 and position of each of the individuals who are expected to serve as executive officers and directors of the Surviving Corporation following completion of the Merger:

Name	Age	Title
Executive Officers
David Grizzle	71	Chief Executive Officer and Chairman of the Board
Matthew J. Koscal	49	President and Chief Commercial Officer
Joseph P. Allman	54	Senior Vice President and Chief Financial Officer
Paul K. Kinstedt	64	Senior Vice President and Chief Operating Officer
Chad M. Pulley	45	Senior Vice President, General Counsel, and Secretary

Headquarters and Operations

The headquarters of the Surviving Corporation will be the headquarters of Republic prior to Closing, which are located in Indianapolis, Indiana.

Material U.S. Federal Income Tax Consequences of the Merger (see page 131)

As discussed in detail in the section titled “The Merger – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 131 of this proxy statement/prospectus and subject to the limitations and qualifications described therein, Mesa and Republic intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder of Republic common stock will not recognize gain or loss upon the receipt of Mesa common stock in exchange for surrendering its Republic stock in the Merger. Since the Mesa stockholders will not sell, exchange, or dispose of any shares of Mesa common stock as a result of the Merger, there will be no material U.S. federal income tax consequences to Mesa stockholders as a result of the Merger. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see the section titled “The Merger – Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 131 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Delaware Conversion (see page 209)

Subject to the limitations and qualifications described in the section titled “Proposal No. 1—The Merger Proposal – The Delaware Conversion – Material U.S. Federal Income Tax Consequences of the Delaware Conversion,” Mesa intends that the Delaware Conversion qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Delaware Conversion so qualifies, a U.S. Holder of Mesa common stock will not recognize gain or loss upon the Delaware Conversion. For a more detailed discussion of the material U.S. federal income tax consequences of the Delaware Conversion, please see the section titled “Proposal No. 1—The Merger Proposal – The Delaware Conversion – Material U.S. Federal Income Tax Consequences of the Delaware Conversion.”

Risk Factors (see page 47)

Both Mesa and Republic are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger:

•	Potential litigation against Mesa and/or Republic could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages;

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The Merger is subject to the requirements of the HSR Act, and the waiting period under the HSR Act with respect to the filings made by Mesa and by Republic expired on June 16, 2025. Although unlikely, the parties cannot foreclose the possibility that the regulatory authorities may open an investigation and/or seek or impose conditions that could have an adverse effect on Mesa and/or Republic following the Merger or that could delay, prevent, or increase the costs associated with completion of the Merger;

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Failure to complete, or delays in completing, the potential Merger with Republic, announced on April 7, 2025, could materially and adversely affect Mesa’s or Republic’s results of operations, business, financial results, and may cause a decline in the market price of Mesa common stock;

•

The Exchange Ratio will not change or otherwise be adjusted based on the market price of Mesa common stock as the Exchange Ratio is fixed, so the Merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•	The ultimate disposition of the Escrow Assets is determined by the Net Debt Amount and the Pre-Merger Mesa Shareholders may not receive any Escrow Assets;

•

The issuance of Mesa common stock to Republic stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger must be approved by Mesa stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Republic stockholders. Failure to obtain these approvals would prevent the Closing;

•

Failure to complete the Merger may result in Mesa or Republic paying a termination fee to the other party and could harm the common stock price of Mesa and the future business and operations of each company;

•	If the conditions to the Merger are not satisfied or waived, the Merger may not occur;

•	The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes;

•	Certain Mesa and Republic executive officers and directors have interests in the Merger that are different from yours;

•	Mesa stockholders and Republic stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger;

•	If the Merger is not completed, Mesa’s stock price may decline;

•

Mesa and Republic securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Surviving Corporation following the completion of the Merger as compared to their current ownership and voting interests in the respective companies;

•

During the pendency of the Merger, Mesa and Republic may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects;

•

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement;

•

Because the lack of a public market for Republic’s capital stock makes it difficult to evaluate the fair market value of Republic’s capital stock, the value of the Mesa common stock to be issued to Republic stockholders may be more or less than the fair market value of Republic’s capital stock; and

•	Lawsuits may be filed against Mesa, Republic, or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the Merger.

Risks Related to Mesa:

•	Mesa may not be successful in consummating the Merger;

•	If Mesa is successful in completing a strategic transaction, Mesa may be exposed to other operational and financial risks;

•

Mesa may become involved in litigation, including securities class action litigation, that could divert management’s attention and harm Mesa’s business, and insurance coverage may not be sufficient to cover all costs and damages;

•	Mesa is highly dependent on its agreement with United Airlines;

•	Reduced utilization levels of Mesa’s aircraft under the United CPA would have a material adverse impact on Mesa’s results of operations and financial condition;

•	If United Airlines experiences events that negatively impact its financial strength or operations, Mesa’s operations also may be negatively impacted;

•	Mesa has a significant amount of debt and other contractual obligations that could impair its liquidity and thereby harm its business, results of operations, and financial condition;

•	The airline industry is highly competitive and has undergone significant consolidation and transition, which could adversely affect Mesa’s operating results and financial condition;

•	Mesa is subject to extensive and evolving governmental regulation, which imposes significant costs and operational risks; and

•

Airlines are often affected by factors beyond their control, including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; increased security measures; new travel-related taxes; or the outbreak of disease; any of which could have a material adverse effect on Mesa’s business, results of operations, and financial condition.

Risks Related to Republic:

•	Republic currently depends on Embraer, GE Aviation, and other original equipment manufacturers (“OEMs”) to support its fleet of aircraft;

•	Republic is at risk of losses stemming from an accident or incident involving any of Republic’s LIFT Academy training aircraft or personnel;

•	Republic’s business is dependent on its CPAs with Republic’s Partners;

•	The amounts Republic receives under its CPAs may be less than the corresponding costs it incurs;

•	Reduced utilization levels of Republic’s aircraft under CPAs with Republic’s Partners would adversely impact Republic’s revenues, earnings, and liquidity;

•	If the financial strength of any of Republic’s Partners decreases, Republic’s financial strength, in turn, is at risk;

•	Republic’s Partners may choose to operate their own regional aircraft, thus limiting the opportunity for expansion of Republic’s relationships with them;

•	Republic’s Partners may be restricted in increasing the level of business that they conduct with Republic, thereby limiting Republic’s growth;

•	Disagreements regarding the interpretation of the CPAs with Republic’s Partners could have an adverse effect on Republic’s operating results and financial condition;

•	Republic may face “tail risk” in the event it finances aircraft or makes aircraft lease commitments whereby the underlying mortgage or lease commitment extends beyond the terms of its existing CPA;

•	The residual value of Republic’s owned aircraft may be less than estimated in its depreciation policies;

•	Republic’s maintenance expenses will increase as its fleet ages and may be higher than Republic anticipates; and

•	Republic has a significant amount of debt and other contractual obligations that could impair its liquidity and thereby harm its business, results of operations, or financial condition.

Risks Related to the Ownership of the Common Stock of the Surviving Corporation:

•	If any of the events described in “Risks Related to Mesa” or “Risks Related to Republic” occur, those events could cause potential benefits of the Merger not to be realized;

•	The market price of the Surviving Corporation’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;

•	If the Surviving Corporation fails to attract and retain management and other key personnel, it may be unable to continue to successfully implement its business plan;

•	The Surviving Corporation may incur losses for the foreseeable future and may never achieve profitability;

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After completion of the Merger, the Surviving Corporation’s executive officers, directors, and principal stockholders will have the ability to control or significantly influence all matters submitted to the Surviving Corporation’s stockholders for approval;

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The Surviving Corporation will have broad discretion in the use of the cash and cash equivalents of the Surviving Corporation and may invest in ways with which you do not agree and in ways that may not increase the value of your investment in Mesa common stock; and

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Provisions of the Post-Conversion Charter and the Post-Conversion Bylaws, which will be the certificate of incorporation and bylaws of the Surviving Corporation and provisions under Delaware law could make an acquisition of the Surviving Corporation more difficult and may prevent attempts by its stockholders to replace or remove its management. The Post-Conversion Charter, which will be the certificate of incorporation of the Surviving Corporation will provide that, unless the Surviving Corporation consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the Surviving Corporation and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Surviving Corporation or its directors, officers, employees, or agents.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 47 of this proxy statement/prospectus. Mesa and Republic both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 153)

Subject to the terms of the Merger Agreement, each of Mesa and Republic are required to use their respective reasonable best efforts (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable, and (ii) obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations, confirmations, clearances, certificates, exemptions, registrations, variants, deviations, ratings, operations specifications, grants, directives, or orders required to be obtained by Mesa or Republic or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity (including those in connection with the HSR Act), in connection with the authorization, execution, and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.

The completion of the Merger is subject to the expiration or termination of the applicable waiting periods under the HSR Act and the obtaining of any required pre-closing approvals, consents, waivers, or clearances under the applicable antitrust or other laws of the United States.

Mesa and Republic each filed a Notification and Report Form (the “HSR Notification Form”) with respect to the transaction with the FTC and DOJ on May 16, 2025. The waiting period under the HSR Act with respect to the filings made by Mesa and by Republic expired on June 16, 2025.

In addition to the antitrust related clearances discussed above, Mesa and Republic must obtain any necessary approvals or authorizations that may be required to be obtained from the DOT, the FCC or FAA or other applicable regulatory bodies. There can be no assurance that Mesa and Republic will be able to obtain all required regulatory clearances and approvals.

Nasdaq Stock Market Listing (see page 133)

Mesa and Republic intend to prepare and submit to Nasdaq an initial listing application covering the shares of Mesa common stock to be issued in the Merger and will use their reasonable best efforts to cause such additional shares of Mesa common stock to be authorized for listing on Nasdaq, at or prior to the Closing. It is a condition to the consummation of the transactions contemplated by the Merger Agreement, including the Merger, that at or prior to the Closing, the shares of Mesa Common Stock issuable in the Merger will have been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met. If such listing condition is not met, the transactions contemplated by the Merger Agreement, including the Merger, will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. See “Risk Factors – Risks Related to the Ownership of the Common Stock of the Surviving Corporation – Upon completion of the Merger, failure by the Surviving Corporation to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.”

Reverse Stock Split (see page 134)

Mesa’s board of directors intends to effect a reverse stock split of the shares of Mesa common stock. The principal purpose of the reverse stock split is to increase the per-share market price of Mesa common stock to satisfy the minimum bid price requirement of Nasdaq rules for listing the common stock in connection with the Merger. It cannot be assured, however, that the reverse stock split will result in an approval of the Nasdaq listing or otherwise result in a sustained increase in stock price. For a discussion of risks related to the proposed reverse stock split, see “Risk Factors – Risks Related to the Ownership of the Common Stock of the Surviving Corporation – Upon completion of the Merger, failure by the Surviving Corporation to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.”

Anticipated Accounting Treatment (see page 134)

The Merger is expected to be accounted for as an acquisition of Mesa by Republic (a reverse acquisition) under the acquisition method of accounting in accordance with GAAP.

Appraisal Rights and Dissenters’ Rights (see page 134)

Holders of Mesa common stock are not entitled to appraisal or dissenters’ rights in connection with the Merger under Nevada law. Holders of Republic common stock are entitled to appraisal or dissenters’ rights in connection with the Merger under Delaware law.

Comparison of Stockholder Rights (see page 210)

Mesa and Republic are incorporated under the laws of the State of Nevada and the State of Delaware, respectively, and, accordingly, the rights of the stockholders of Mesa are currently governed by the NRS and the rights of the stockholders of Republic are currently governed by the DGCL.

If Proposal No. 1 is approved by Mesa stockholders and the Merger is completed, Mesa will effect the Delaware Conversion pursuant to the Plan of Conversion as set forth in Section 1.2 of the Merger Agreement in the form attached as Annex A to this proxy statement/prospectus, and, upon completion of the Delaware Conversion, the rights of Mesa stockholders will no longer be governed by the Mesa Charter, Mesa’s second amended and restated bylaws, as amended, and the NRS, and instead will be governed by a Delaware certificate of incorporation, Delaware bylaws, and the DGCL. For a comparison of rights of holders of the Mesa capital stock as a Nevada corporation and the Surviving Corporation capital stock as a Delaware corporation assuming the completion of the Delaware Conversion, see the section titled “Proposal No. 1 – The Merger Proposal – The Delaware Conversion – Rights of Mesa Stockholders Prior to and After the Conversion from the State of Nevada to the State of Delaware” beginning on page 210 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Mesa common stock is currently listed on Nasdaq under the symbol “MESA.”

The closing price of the Mesa common stock on April 4, 2025, the last day of trading prior to the announcement of the Merger, as reported on Nasdaq, was $0.71 per share.

Because the market price of the Mesa common stock is subject to fluctuation, the market value of the shares of the Mesa common stock that the Republic stockholders will be entitled to receive in the Merger may increase or decrease.

Republic is a private company and Republic common stock is not publicly traded.

Assuming approval of Proposal Nos. 1 and 2, following the consummation of the Merger, the Surviving Corporation’s common stock will trade on Nasdaq under the Surviving Corporation’s new name, “Republic Airways Holdings Inc.,” and new trading symbol “RJET”.

As of     , 2025, the Record Date for the Special Meeting, there were approximately    registered holders of record of the Mesa common stock. As of     , 2025, Republic had     holders of record of Republic common stock. For detailed information regarding the beneficial ownership of certain Mesa and Republic stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Mesa” and “Principal Stockholders of Republic”.

Dividends

Mesa has not declared or paid any cash dividends on its capital stock. Mesa currently intends to retain any future earnings and does not expect to pay any cash dividends on its common stock for the foreseeable future. Additionally, the United CPA, certain of Mesa’s aircraft lease facilities, and Mesa’s loan with the U.S. Treasury contain restrictions that limit its ability to or prohibit it from paying dividends to holders of its common stock. Any determination to pay dividends in the future will be at the discretion of Mesa’s board of directors, subject to applicable laws and financial covenants, and will depend on Mesa’s financial condition, operating results, capital requirements, general business conditions, and other factors that its board of directors considers relevant.

Republic has never paid or declared any cash dividends on the Republic capital stock. If the Merger does not occur, Republic does not anticipate paying any cash dividends on the Republic capital stock in the foreseeable future, and Republic intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of Republic’s board of directors and any stockholder approval that may be necessary and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws, and other factors Republic’s board of directors deems relevant.

RISK FACTORS

The Surviving Corporation will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Mesa common stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about Mesa set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2024, which is filed with the SEC, as updated by its Quarterly Reports on Form 10-Q, in each case incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 386 of this proxy statement/prospectus for further information regarding the documents incorporated by reference into this proxy statement/prospectus.

Risks Related to the Merger

Potential litigation against Mesa and/or Republic could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is unsuccessful, defending against these claims can result in substantial costs. An adverse judgment could result in monetary damages, which could have a negative impact on Mesa’s liquidity and financial condition.

Stockholders of Mesa or Republic may file lawsuits against Mesa, Republic, and/or their directors and officers in connection with the Merger. These lawsuits could prevent or delay the completion of the Merger and result in significant costs to Mesa, including any costs associated with the indemnification of Mesa’s directors and officers. There can be no assurance that any of the defendants will be successful in the outcome of any potential lawsuits.

The Merger is subject to the requirements of the HSR Act, and regulatory authorities may seek or impose conditions that could have an adverse effect on Mesa and/or Republic following the Merger or that could delay, prevent, or increase the costs associated with completion of the Merger.

Before the Merger may be completed, all applicable waiting periods (or extensions thereof) under the provisions of the HSR Act must have expired or been terminated. In deciding whether to grant the required approvals, consents, registration, permits, expirations or terminations of the waiting periods, authorizations, or other confirmations, the relevant governmental entities may seek or impose requirements, limitations, or costs or place restrictions on the conduct of Mesa’s business following the acquisitions. Under the Merger Agreement, Mesa, and Republic, as applicable, have agreed to use their respective reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable Competition Laws as soon as reasonably practicable following the date of the Merger Agreement (and prior to the Outside Date). The waiting period under the HSR Act with respect to the filings made by Mesa and by Republic expired on June 16, 2025. Although unlikely, the parties cannot foreclose the possibility that the regulatory authorities may open an investigation and/or seek or impose conditions that could have an adverse effect on Mesa and/or Republic following the Merger or that could delay, prevent, or increase the costs associated with completion of the Merger.

However, notwithstanding the foregoing, Republic is not required to (and neither Mesa nor any of its subsidiaries) shall without the prior written consent of Republic) agree to any term, condition, obligation, liability, requirement, limitation, qualification, remedy, commitment, sanction, or other action imposed, required, or requested by a governmental entity, including but not limited to selling, holding separate, or otherwise disposing of or conducting their business (or, following the Closing, the Surviving Corporation) in a specified manner, or agree to sell, hold separate, or otherwise dispose of or conduct their business (or, following the closing, the combined business) in a specified manner, or entering into or agreeing to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement, or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business (or, following the Closing, the Surviving Corporation) in a specified manner, or permitting the sale, hold separate, or other disposition of, any assets of Mesa, Republic, or their respective affiliates, or otherwise take any action that limits the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets of, Mesa or Republic.

Notwithstanding the expiration of the waiting period under the HSR Act, governmental authorities may also seek or impose conditions, terms, obligations, or restrictions in connection with their approval of or consent to the Merger, and such conditions, terms, obligations, or restrictions may delay completion of the Merger or impose additional material costs. There can be no assurance that governmental authorities will choose not to seek or impose such conditions, terms, obligations, or restrictions, and, if imposed, such conditions, terms, obligations, or restrictions may delay or lead to the abandonment of the Merger. At any time before or after consummation of the Merger, notwithstanding the termination of the applicable waiting period under the HSR Act, the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, or any state could take such action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking (i) to enjoin the completion of the Merger, (ii) to require divestiture of assets of Mesa, Republic or their respective subsidiaries, (iii) to require the parties to take other actions or agree to other restrictions limiting the freedom of action of the parties.

Failure to complete, or delays in completing, the potential Merger with Republic, announced on April 7, 2025, could materially and adversely affect Mesa’s or Republic’s results of operations, business, financial results, and may cause a decline in the market price of Mesa common stock.

On April 4, 2025, Mesa entered into the Merger Agreement with Republic, pursuant to which, if all the closing conditions are satisfied or waived Republic will merge with and into Mesa, with Mesa continuing as the Surviving Corporation. Consummation of the Merger is subject to certain closing conditions, a number of which are not within Mesa’s control. Any failure to satisfy or, to the extent permitted by applicable law, waive these required closing conditions may prevent, delay, or otherwise materially adversely affect the consummation of the Merger. Mesa cannot predict with certainty whether or when any of the required conditions will be satisfied or, to the extent permitted by applicable law, waived, or if another uncertainty may arise and cannot assure you that Mesa will be able to successfully consummate the Merger as currently contemplated under the Merger Agreement or at all.

In particular, and as described in the section titled “Agreements Related “Agreements Related to the Merger – The Three Party Agreement” to the Merger – The Three Party Agreement”, United Airlines may terminate the Three Party Agreement if the finally determined Net Debt Amount is greater than $60 million and, upon any termination of the Three Party Agreement, Republic may terminate the Merger Agreement.

Mesa’s efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, Mesa’s business, which may materially adversely affect Mesa’s results of operation and Mesa’s business. Uncertainty as to whether the Merger will be completed may affect Mesa’s ability to recruit prospective employees or to retain and motivate existing employees. Employee retention may be particularly challenging while the transaction is pending because employees may experience uncertainty about their roles following the transaction. Uncertainty as to whether the Merger will be completed could adversely affect Mesa’s business and Mesa’s relationship with collaborators, suppliers, vendors, regulators, and other business partners. For example, vendors, collaborators, and other counterparties may defer their decisions to work with Mesa or seek to change their existing business relationships with Mesa. Changes to, or termination of, existing business relationships could adversely affect Mesa’s results of operations and financial condition, as well as the market price of Mesa common stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.

The Exchange Ratio will not be adjusted based on the market price of Mesa common stock as the Exchange Ratio is fixed as of the date of the Merger Agreement, so the Merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

Except for adjustments based on a stock split, reverse split, combination, subdivision, reclassification, stock dividend (including any dividend or distribution of securities convertible into Mesa common stock), reorganization, recapitalization, or other like change with respect to Mesa common stock occurring after the date of the Merger Agreement and prior to the Effective Time, the Exchange Ratio is fixed. This means that the Exchange Ratio is not expected to change. Upon completion of the Merger, each issued and outstanding share of Republic common stock (other than treasury shares held by Republic and dissenting shares) will be converted into the right to receive 584.90 shares of Mesa common stock.

The market price of the Mesa common stock has fluctuated in the past and also since the date of the announcement of the Merger Agreement and may continue to fluctuate from the date of this proxy statement/prospectus to the date of the Mesa Special Meeting, the Closing, and thereafter. Any changes in the market price of Mesa common stock before the completion of the Merger will not affect the Exchange Ratio or the number of shares Republic stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Mesa common stock increases from the market price on the date of the Merger Agreement, then Republic stockholders could receive Merger Consideration with substantially more value for their shares of Republic capital stock than the parties had negotiated when they established the Exchange Ratio. Similarly, if before the completion of the Merger the market price of Mesa common stock declines from the market price on the date of the Merger Agreement, then Republic stockholders could receive Merger Consideration with substantially lower value than the parties negotiated when they established the Exchange Ratio. The Merger Agreement does not include a price-based termination right.

The ultimate disposition of the Escrow Assets is determined by the Net Debt Amount and the Pre-Merger Mesa Shareholders may not receive any Escrow Assets.

The Pre-Merger Mesa Shareholders will only benefit from the Escrow Assets to the extent that any Escrow Assets remain after satisfying the United Entitlement, if any, and the Surviving Corporation Entitlement, if any. There are no guarantees that Mesa will be successful in extinguishing the Net Debt Amount in accordance with the Three Party Agreement. If the Pre-Merger Mesa Shareholders are not entitled to any of the Escrow Assets then their collective ownership of the Surviving Corporation would be limited to approximately six percent (6%) on a fully diluted basis.

The issuance of Mesa common stock to Republic stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger must be approved by Mesa stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Republic stockholders. Failure to obtain these approvals would prevent the Closing.

Before the Merger can be completed, Mesa stockholders must approve, among other things, the issuance of Mesa common stock to Republic stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger, and Republic stockholders must adopt the Merger Agreement and approve the Merger and the related transactions. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger. As of the date of this proxy statement/prospectus, Republic has obtained sufficient consents from its stockholders to approve the adoption of the Merger Agreement and approve the transactions contemplated thereby.

Failure to complete the Merger may result in either Mesa or Republic paying a termination fee to the other party, and could harm the common stock price of Mesa and future business and operations of each company.

If the Merger is not completed, Mesa and Republic are subject to the following risks:

•

if the Merger Agreement is terminated under specified circumstances, Mesa could be required to pay Republic a termination fee of $1,500,000, or Republic could be required to pay Mesa a termination fee of $1,500,000;

•	the price of Mesa common stock may decline and could fluctuate significantly; and

•	substantial costs related to the Merger may be incurred by either party, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the Merger is not completed.

If the Merger Agreement is terminated and the board of directors of Mesa or Republic determines to seek another business combination, there can be no assurance that either Mesa or Republic will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.

Mesa must pay Republic a termination fee of $1,500,000 under the following circumstances: (i) if Mesa terminates the Merger Agreement before obtaining the Mesa Stockholder Approval in order to enter into an alternative acquisition agreement with respect to a superior proposal as provided in the Merger Agreement; (ii) if prior to the time the Mesa Stockholder Approval is obtained, the Mesa board of directors or any committee thereof effects a change of recommendation and Republic terminates the Merger Agreement; and (iii) if (a) the Mesa Stockholder Approval is not obtained at the Mesa Special Meeting and the Merger Agreement is terminated by either party, (b) prior to the Mesa Special Meeting an acquisition proposal by Mesa has been publicly announced, and (c) within twelve months following the termination of the Merger Agreement, Mesa enters into a definitive agreement with respect to a subsequent transaction, or the Mesa board of directors has approved or recommended such an acquisition proposal that is later consummated.

Republic must pay Mesa a termination fee of $1,500,000 under the following circumstances: (i) if Republic terminates the Merger Agreement before obtaining the Republic Stockholder Approval in order to enter into an alternative acquisition agreement with respect to a superior proposal as provided in the Merger Agreement; (ii) if prior to the time the Republic Stockholder Approval is obtained, the Republic board of directors or any committee thereof effects a change of recommendation and Mesa terminates the Merger Agreement; and (iii) if (a) the Republic Stockholder approval has not been obtained by the completion of the Mesa Special Meeting and the Merger Agreement is terminated by either party, (b) prior to the date of the Mesa Special Meeting an acquisition proposal by Republic has been publicly announced and (c) within twelve months following the termination of the Merger Agreement, Republic enters into a definitive agreement with respect to a subsequent transaction, or the Republic board of directors has approved or recommended such an acquisition proposal that is later consummated.

For a more complete discussion regarding termination and termination fees under the Merger Agreement, please see the section titled “The Merger Agreement – Termination and Termination Fees” beginning on page 164 of this proxy statement/prospectus. In addition to the fees associated with termination of the Merger Agreement, certain fees may be incurred by the parties to the TPA in connection with termination of the TPA. For a more complete discussion regarding termination of the TPA, please see the section titled “Agreements Related to the Merger – The Three Party Agreement – Termination of the TPA” beginning on page 180 of this proxy statement/prospectus.

If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Even if the Merger is approved by the stockholders of Republic and Proposal Nos. 1, 2, 3, and 4 as described in this proxy statement/prospectus are approved by the Mesa stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Merger is described in the section titled “The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 162 of this proxy statement/prospectus. Mesa and Republic cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the Closing may be delayed.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Mesa nor Republic is obligated to complete the Merger if there is a material adverse effect affecting the other party between April 4, 2025, the date of the Merger Agreement, and the Closing. However, certain types of events and/or causes are excluded from the concept of a “material adverse effect.” Such exclusions include, but are not limited to, changes in general economic conditions, or in securities, credit or financial markets, or any industry-wide development generally affecting airline companies, changes resulting from the announcement of the Merger, natural disasters, changes in regulatory, legislative or political conditions, pandemics (including the COVID-19 pandemic), other public health events, other force majeure events, acts or threat of terrorism or war and changes in GAAP or any applicable laws affecting the operation of the business of the party. Therefore, if any of these events were to occur and adversely affect Mesa or Republic, the other party would still be obligated to consummate the Closing notwithstanding such material adverse effects. If any such adverse effects occur and Mesa and Republic consummates the Closing, the stock price of the Surviving Corporation may suffer. This, in turn, may reduce the value of the Merger to the stockholders of Mesa, Republic, or both. For a more complete discussion of what constitutes a material adverse effect on Mesa or Republic, please see the section titled “The Merger Agreement – Representations and Warranties” beginning on page 146 of this proxy statement/prospectus.

Certain Mesa and Republic directors and executive officers have interests in the Merger that are different from yours.

Directors and executive officers of Mesa and Republic may have interests in the Merger that are different from, or in addition to, the interests of other Mesa stockholders generally. These interests with respect to Mesa’s directors and executive officers may include, among others, acceleration of restricted stock unit and restricted stock award vesting, severance payments if employment is terminated in a qualifying termination in connection with the Merger and rights to continued indemnification, expense advancement, and insurance coverage. These interests with respect to Republic’s directors and executive officers may include, among others, certain of Republic’s directors and executive officers have outstanding restricted stock unit awards subject to vesting, which, immediately prior to the effective time of the Merger, will be converted into the right to receive an award of restricted shares of the common stock of the Surviving Corporation; Republic’s executive officers are expected to continue as executive officers of the Surviving Corporation after the effective time of the Merger; and certain of Republic’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. In addition, Ellen Artist, a member of Mesa’s board of directors, and certain members of Republic’s board of directors will continue as directors of the Surviving Corporation after the effective time of the Merger, and, following the Closing, will be eligible to be compensated as non-employee directors of the Surviving Corporation following the effective time of the Merger.

The Mesa and Republic boards considered the interests in the Merger that the respective directors and officers may have that are different than yours, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement to Mesa and Republic stockholders.

For more information regarding the interests of Mesa and Republic directors and executive officers in the Merger, please see the sections titled “The Merger – Interests of Mesa Directors and Executive Officers in the Merger” and “The Merger – Interests of Republic Directors and Executive Officers in the Merger” beginning on pages 124 and 128, respectively, of this proxy statement/prospectus.

Mesa stockholders and Republic stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the Surviving Corporation is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Mesa stockholders, and Republic stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Surviving Corporation is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

If the Merger is not completed, Mesa’s stock price may decline significantly.

The market price of Mesa common stock is subject to significant fluctuations. Market prices for securities of airline companies have historically been particularly volatile. In addition, the market price of Mesa common stock will likely be volatile based on whether stockholders and other investors believe that Mesa can complete the Merger or otherwise raise additional capital to support Mesa’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated, and consummated in a timely manner, if at all. Additional factors that may cause the market price of Mesa common stock to fluctuate include:

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new significant contracts, commercial relationships, or capital commitments;

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its expenditures;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Mesa common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Mesa and Republic securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Surviving Corporation following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of Mesa and Republic will own a smaller percentage of the Surviving Corporation than their ownership of their respective companies prior to the Merger. In the case of the Mesa securityholders, that percentage is significantly smaller than their current ownership of Mesa. Immediately after the Merger, Pre-Merger Mesa Shareholders are expected to own approximately six percent (6%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis, subject to the ability to receive up to an additional six percent (6%) under the Three Party Agreement, and former Republic securityholders are expected to own approximately eighty-eight (88%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis, subject to certain assumptions. Whether any of the additional six percent will ultimately be distributed to the Pre-Merger Mesa Shareholders cannot be estimated at this point in time as it is dependent on both (i) the finally determined Net Debt Amount and (ii) the finally determined Surviving Corporation Stock Value, neither of which will be finally determined until after the Closing, as described in detail in the section titled “Agreements Related to the Merger – the Three Party Agreement – Mesa’s Delivery of Proposed Final Closing Statement and United Airlines’ and the Surviving Corporation’s Responses”

During the pendency of the Merger, Mesa and Republic may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Mesa and Republic to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission, or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets, or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, please see the sections titled “The Merger Agreement – Mesa No-Shop” and “The Merger Agreement – Republic No-Shop” beginning on pages 156 and 159 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Mesa and Republic from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the sections titled “The Merger Agreement – Mesa No-Shop” and “The Merger Agreement – Republic No-Shop” beginning on pages 156 and 159, respectively, of this proxy statement/prospectus. In addition, if Mesa terminates the Merger Agreement under specified circumstances, Mesa could be required to pay Republic a termination fee of $1,500,000, or Republic could be required to pay Mesa a termination fee of $1,500,000. This termination fee may discourage third parties from submitting competing proposals to Mesa, Republic, or their respective stockholders, and may cause Mesa’s board of directors or Republic’s board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Republic’s capital stock makes it difficult to evaluate the fair market value of Republic’s capital stock, the value of the Mesa common stock to be issued to Republic stockholders may be more or less than the fair market value of Republic’s capital stock.

The outstanding capital stock of Republic is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Republic’s capital stock. Because the percentage of Mesa equity to be issued to Republic stockholders was determined based on negotiations between the parties, it is possible that the value of the Mesa common stock to be issued to Republic stockholders will be more or less than the fair market value of Republic’s capital stock.

Lawsuits may be filed against Mesa, Republic, or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Mesa, the Mesa board of directors, Republic, the Republic board of directors, and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Mesa or Republic may not be successful in defending against any such future claims. Lawsuits that may be filed against Mesa, the Mesa board of directors, Republic, or the Republic board of directors could delay or prevent the Merger, divert the attention of Mesa’s or Republic’s management and employees from their day-to-day business and otherwise adversely affect Mesa and Republic financially.

Risks Related to Mesa

Mesa may not be successful in consummating the Merger.

The process of completing the Merger may be very costly, time-consuming and complex and Mesa has incurred, and may in the future incur, significant costs related to the Merger, including legal, advisory, and accounting fees and expenses and other related charges. Mesa may also incur additional unanticipated expenses in connection with the Merger, which will be incurred regardless of whether the Merger is completed. These expenses will decrease the remaining cash available for use in Mesa’s business.

The Merger could have a variety of negative consequences, or yield unexpected results that adversely affects Mesa’s business and decreases the remaining cash available for use in Mesa’s business or the execution of its strategic plan. The completion of the Merger is dependent on a number of factors that may be beyond Mesa’s control, including, among other things, market conditions, industry trends, and obtaining stockholder approval. Any failure of the Merger could significantly impair Mesa’s ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to Mesa’s stockholders.

If the Merger is not completed in a timely fashion, this may cause reputational harm with Mesa’s stockholders and the value of Mesa’s securities may be adversely impacted. In addition, speculation regarding the completion of the Merger and perceived uncertainties related to the future of Mesa could cause Mesa’s stock price to fluctuate significantly.

If Mesa is successful in completing a strategic transaction, Mesa may be exposed to other operational and financial risks.

Although there can be no assurance that the Merger will be completed, the negotiation and consummation of the Merger required, and will continue to require, significant time on the part of Mesa’s management, and the diversion of management’s attention may disrupt Mesa’s business.

The negotiation and consummation of the Merger may also require more time or greater cash resources than Mesa anticipates and expose Mesa to other operational and financial risks, including:

•	increased near-term and long-term expenditures;

•	exposure to unknown liabilities;

•	higher than expected acquisition or integration costs;

•	inability to retain key employees of Mesa to complete the Merger; and

•	possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on Mesa’s business, financial condition, and prospects.

Mesa may become involved in litigation, including securities class action litigation, that could divert management’s attention and harm Mesa’s business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, litigation, including securities class action litigation, has often followed certain significant business transactions, such as a merger. These events may also result in investigations by the SEC. Mesa may be exposed to such litigation in connection with the Merger even if no wrongdoing occurred.

Furthermore, the stock market in general, and airline companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. The market price of Mesa common stock may be volatile, and Mesa may be the target of this type of litigation in the future.

Litigation is usually expensive and diverts management’s attention and resources from other business concerns, which could adversely affect Mesa’s business and cash resources and its ability to consummate the Merger or the ultimate value Mesa’s stockholders receive in any such transaction.

Risks Related to Mesa’s Business

Mesa is highly dependent on its agreement with United Airlines.

Mesa derives substantially all of its operating revenue from the United CPA. United Airlines accounted for approximately 97% and 73% of Mesa’s revenue for the fiscal years ended September 30, 2024 and 2023, respectively, and approximately 98% and 98% of Mesa’s revenue for the three months ended June 30, 2025, and June 30, 2024, respectively. A termination of the United CPA would have a material adverse effect on Mesa’s business prospects, financial condition, results of operations, and cash flows. See the section titled “Mesa’s Business” for additional information on the United CPA.

While Mesa and United Airlines will continue to have a contractual obligation to meet its obligations under the United CPA prior to the Merger, United Airlines has the right to terminate the United CPA early under certain circumstances or allow the agreement to expire by its terms. The termination date for the first 30 of Mesa’s E175 aircraft operated under the United CPA is March 31, 2026. Thereafter, additional aircraft will be removed from the United CPA on July 1, 2027, and will continue to be removed from the United CPA until the final aircraft is removed on November 30, 2028. In addition to the foregoing, the United CPA is subject to early termination prior to its expiration in various circumstances including: (i) if certain operational performance factors fall below a specified percentage for a specified time, subject to notice under certain circumstances; (ii) if Mesa fails to perform the material covenants, agreements, terms or conditions of the United CPA or similar agreements with United, subject to 30 days’ notice and cure rights; (iii) if Mesa becomes insolvent, files bankruptcy, or fails to pay debts when due, United Airlines may terminate the agreement; (iv) if Mesa merges with, or if control of Mesa is acquired by another air carrier or a corporation directly or indirectly owning or controlling another air carrier, without United Airlines’ consent; and (v) United Airlines, subject to certain conditions, including the payment of certain costs tied to aircraft type, may terminate the agreement in its discretion, or remove E175 aircraft from service, by giving Mesa notice of 90 days or more. If United Airlines elects to terminate the United CPA in its entirety or permanently remove aircraft from service, Mesa is required to return any of the affected E175 aircraft leased from United Airlines.

If the United CPA is terminated or not renewed, Mesa would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. United Airlines is not under any obligation to renew the United CPA. A termination or expiration of this agreement would have a material adverse effect on Mesa’s financial condition, cash flows, ability to satisfy debt and lease obligations, operating revenues, and net income unless Mesa is able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other airline partners, or, alternatively, obtain the airport facilities, gates, ticketing, and ground services and make the other arrangements necessary to fly as an independent airline. Mesa may not be able to enter into substitute CPAs, and any such arrangements Mesa might secure may not be as favorable to Mesa as Mesa’s current agreements. Operating an airline independently from United Airlines would be a significant departure from Mesa’s business plan and would likely require significant time and resources, which may not be available to Mesa when needed. Upon closing of the transactions contemplated by the Merger Agreement, the United CPA will be replaced with the Go-Forward CPA. For more information regarding the Go-Forward CPA, please see the section titled “Republic’s Business – Capacity Purchase Agreements with Republic’s Partners – United Airlines – Go-Forward CPA” beginning on page 263 of this proxy statement/prospectus.

Reduced utilization levels of Mesa’s aircraft under the United CPA would have a material adverse impact on Mesa’s results of operations and financial condition.

Historically, United Airlines has utilized Mesa’s flight operations at levels at or near the maximum capacity of the fleet allocations under the United CPA. As previously reported, Mesa operated at significantly lower block hours during fiscal 2024 due to decreased utilization. All of the aircraft operated by Mesa under the United CPA are owned by United Airlines. While the United CPA does require a specified minimum level of flight operations for Mesa’s aircraft, if United Airlines falls below that minimum level, they must pay a penalty, but such penalty amount is not at the full block hour rate otherwise payable under the United CPA. All of the aircraft operated by

Mesa under the United CPA are owned by United Airlines. United Airlines may remove aircraft from the United CPA with 90 days’ prior notice to Mesa. While United Airlines pays Mesa a fixed monthly revenue amount for each aircraft under contract, a return to the low block hours flown in 2024 and/or a significant reduction in the utilization levels of Mesa’s fleet in the future or removal of aircraft from the United CPA at United Airlines’ election could reduce Mesa’s revenues based on the number of flights and block hours flown for United Airlines.

Challenges with hiring, training, and retaining, replacement pilots may also lead to reduced utilization levels of Mesa’s aircraft and penalties under the United CPA. Mesa’s operations and financial results could be materially and adversely impacted by such events. Additionally, United Airlines may change routes and frequencies of flights, which can negatively impact Mesa’s operating efficiencies. Changes in schedules may increase Mesa’s flight costs, which could exceed the reimbursed rates paid by United Airlines. Reduced utilization levels of Mesa’s aircraft or other changes to Mesa’s schedules under the United CPA would adversely impact Mesa’s business, financial condition, and results of operations. Upon closing of the transactions contemplated by the Merger Agreement, the United CPA will be replaced with the Go-Forward CPA. For more information regarding the Go-Forward CPA, please see the section titled “Republic’s Business – Capacity Purchase Agreements with Republic’s Partners – United Airlines – Go-Forward CPA” beginning on page 163 of this proxy statement/prospectus.

If United Airlines experiences events that negatively impact its financial strength or operations, Mesa’s operations also may be negatively impacted.

Mesa may be directly affected by the financial and operating strength of United Airlines. Any events, such as new pandemics, that negatively impact the financial strength of United Airlines or have a long-term effect on the use of United Airlines by airline travelers would likely have a material adverse effect on Mesa’s business, financial condition, and results of operations. In the event of a decrease in United Airlines’ financial or operational strength, United Airlines may seek to reduce, or be unable to make, the payments due to Mesa under the United CPA. In addition, in some cases, they may further reduce utilization of Mesa’s aircraft. Although Mesa receives guaranteed monthly revenue for each aircraft under contract and a fixed fee for each block hour or flight actually flown, should United Airlines schedule flight operations below the minimum level required under the United CPA, United Airlines is only required to pay a penalty, which penalty amount is not at the full block hour rate payable under the United CPA. If United Airlines becomes bankrupt, Mesa’s agreement with them may not be assumed in bankruptcy and could be terminated. This and other events, which are outside of Mesa’s control, could have a material adverse effect on Mesa’s business, financial condition, and results of operations. In addition, any negative events that impact other regional carriers and that affect public perception of such carriers generally could also have a material adverse effect on Mesa’s business, financial condition, and results of operations.

Mesa has a significant amount of debt and other contractual obligations that could impair its liquidity and thereby harm its business, results of operations, and financial condition.

The airline business is a capital-intensive business, and, as a result, Mesa is highly leveraged. As of June 30, 2025, Mesa had $98.6 million of current debt, excluding finance lease obligations, and $31.7 million of long-term debt, excluding finance leases. Additionally, all outstanding principal amounts, $80.7 million as of June 30, 2025, under the UST Loan are due and payable in a single installment on October 30, 2025. Mesa also has $12.4 million available for borrowing under Mesa’s credit and guaranty agreement with United Airlines (the “United Revolving Credit Facility”) as of June 30, 2025. As of June 30, 2025, Mesa’s principal payments on debt totaled $118.9 million.

As of June 30, 2025, future minimum lease payments due under all long-term operating leases were approximately $8.6 million and future debt service obligations were $140.0 million, including interest payments.

Although Mesa’s cash flows from operations and its available capital, including the proceeds from financing transactions and asset sales, have been sufficient to meet its obligations and commitments to date, Mesa intends to continue to evaluate strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt, entering into other financing arrangements, restructuring of operations to grow revenues and decrease expenses, or selling excess aircraft and related assets. No assurance can be given that any sources of capital will be available when needed or, if available, on terms acceptable to Mesa.

Mesa is required to comply with certain ongoing financial and other covenants under certain credit facilities and leases, and if Mesa fails to meet those covenants or otherwise suffer a default thereunder, its lenders and lessors may accelerate the payment of such obligations.

Under (i) the United Revolving Credit Facility, Mesa is required to comply with a minimum consolidated interest and rental coverage ratio at the end of each fiscal quarter during the term of such credit facility and a minimum liquidity level, measured at the close of any business day during the term of such credit facility, and (ii) the UST Loan, Mesa is required to comply with a minimum collateral coverage ratio, measured monthly during the term of such credit facility, and a minimum liquidity level, measured at the close of any business day during the term of such credit facility. As of June 30, 2025, Mesa is in compliance with such covenants. In the recent past, Mesa has obtained waivers from its lenders when it failed to comply with these covenants.

Failure to comply with the terms of these credit facilities and financing arrangements and the ongoing financial and other covenants thereunder would result in an event of default (as defined in the applicable credit facility and financing agreement) and, to the extent the applicable lenders so elect, an acceleration of Mesa’s existing indebtedness following the expiration of any applicable cure periods, causing such debt to be immediately due and payable. Acceleration of such indebtedness would also trigger cross-default clauses under Mesa’s other indebtedness. It could also result in the termination of all commitments to extend further credit under the United Revolving Credit Facility. Mesa currently does not have sufficient liquidity to repay all of its outstanding debt in full if such debt were accelerated. If Mesa is unable to pay its debts as they come due, or obtain waivers for such payments, its secured lenders could foreclose on any assets securing such debt. These events could materially adversely affect Mesa’s business, results of operations, and financial condition.

The loss of key personnel upon whom Mesa depends on to operate its business or the inability to attract additional qualified personnel could adversely affect Mesa’s business.

Mesa believes that its future success will depend in large part on Mesa’s ability to retain or attract highly qualified management, technical, and other personnel. Mesa may not be successful in retaining key personnel or in attracting other highly qualified personnel. Among other things, the CARES Act imposes significant restrictions on executive compensation, which will remain in place through the date that is one year after the amounts outstanding under Mesa’s Loan and Guarantee Agreement with the U.S. Department of the Treasury are fully repaid. Such restrictions, over time, will likely result in lower executive compensation in the airline industry than is prevailing in other industries which may present retention challenges in the case of executives presented with alternative, non-airline opportunities. Any inability to retain or attract significant numbers of qualified management and other personnel would have a material adverse effect on Mesa’s business, results of operations, and financial condition.

If the supply of pilots to the airline industry becomes constrained and pilot attrition levels increase, Mesa’s results of operations and financial condition would be negatively impacted.

In prior periods, the FAA Qualification Standards (and associated regulations) related to pilot qualification and flight training standards discussed in “Item 1. Government Regulation” dramatically reduced the supply of qualified pilot candidates and negatively impacted Mesa’s ability to hire pilots at a rate sufficient to support required utilization levels under Mesa’s CPAs, resulting in certain cases issuing credits to United Airlines, temporarily removing aircraft from service under a CPA, or performance penalties.

More recently, Mesa’s operations have been negatively impacted by the severity of the pilot shortages that have plagued the airline industry as whole, and by the associated elevated pilot attrition that Mesa believes disproportionately impacted regional airlines, including Mesa. The magnitude of this attrition in fiscal years 2022 and 2023 created significant backlogs in training, further exacerbating an already challenging environment. These events have had a negative impact on pilot scheduling, work hours, and the number of pilots required to support Mesa’s operations.

In August 2022, Mesa entered into a Letter of Agreement with ALPA, which provided for increased overall hourly pay increases of nearly 118% for captains and 172% for new-hire first officers. These measures have positively impacted Mesa’s ability to attract, hire, and retain pilots at a sufficient rate in fiscal 2023 and 2024, and attrition rates have returned to pre-covid levels. No assurance can be given that the measures Mesa has taken or may take in the future will enable Mesa to attract, hire, and train pilots at a rate necessary to support Mesa’s operations.

In addition to the foregoing, Mesa’s pilot premium wage and bonus initiatives have substantially increased Mesa’s labor costs and continue to negatively impact Mesa’s operations and financial condition. Other regional air carriers have implemented similar measures, which has only served to increase the competition for qualified pilots and the costs associated with hiring pilots. As part of the United CPA, United Airlines has increased rates to cover Mesa’s pilot pay increases instituted in September 2022. As such, these increased costs have not materially and adversely impact Mesa’s financial condition and results of operations.

If the high levels of pilot attrition return and Mesa is unable to attract, hire, and retain pilots at a rate sufficient to support required utilization levels under the United CPA, Mesa may be required to issue credits or provide offsets to United Airlines, as Mesa has done in the past, and to reduce flight schedules with United Airlines, which has resulted in and may continue to result in monetary performance penalties under the United CPA, as well as give rise to the ability of United Airlines in certain circumstances to elect to remove aircraft from the scope of the United CPA. Should any of these events arise in the future, they could have a material and adverse impact on Mesa’s financial condition and results of operations.

If pilot attrition were to increase in future periods, Mesa’s operations and financial condition may be negatively impacted.

In past periods, Mesa experienced significant volatility in its attrition as a result of pilot wage and bonus increases at other regional air carriers, the growth of cargo, low-cost, and ultra-low-cost carriers, and the number of pilots at major airlines reaching the statutory mandatory retirement age of 65 years. These factors caused Mesa’s pilot attrition rates to be higher than its ability to hire and retain replacement pilots, resulting in Mesa’s inability to provide flight services at or exceeding the minimum flight operating levels expected by Mesa’s major airline partners. If Mesa’s attrition rates were to increase in future periods, Mesa’s ability to hire and retain replacement pilots may result in the need to request a reduced flight schedule with Mesa’s major partner, which may result in operational performance penalties under the United CPA, and materially and adversely affect Mesa’s operations and financial results.

Mechanic attrition, together with difficulty recruiting and retaining qualified maintenance technicians, may negatively affect Mesa’s operations and financial condition.

Mesa’s operations rely on qualified personnel, including maintenance technicians. Mesa’s maintenance technicians may seek employment at mainline airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines are financially able to offer. Should the turnover of maintenance technicians increase, Mesa may not be able to hire sufficient maintenance technicians to replace those leaving. Additionally, FAA regulations regarding personnel certification and qualifications, and potential future changes in FAA regulations, could limit the number of qualified new entrants that Mesa could hire. In the event Mesa is unable to hire and retain qualified mechanics, Mesa’s business, financial condition, or results of operations could be adversely affected.

Increases in Mesa’s labor costs could adversely affect Mesa’s business, results of operations, and financial condition.

Labor costs represent a substantial portion of Mesa’s total operating expenses. As of June 30, 2025, approximately 68.63% of Mesa’s workforce was represented by labor unions, including the ALPA and the AFA. Mesa is currently engaged in negotiations with both of these unions for new labor agreements, and the outcome of these negotiations could result in a material increase in Mesa’s labor costs.

Mesa has experienced, and may continue to experience, pressure to increase wages and benefits for its employees in order to remain competitive in the marketplace and to attract and retain qualified personnel. Under the United CPA, reimbursement rates for certain operating costs contemplate labor costs on a set schedule. However, Mesa is responsible for its labor costs and is not entitled to receive increased payments from United if labor costs increase above the levels assumed in the reimbursement rates. As a result, a significant increase in labor costs above the levels assumed in Mesa’s reimbursement rates could have a material adverse effect on Mesa’s results of operations and cash flows.

Mesa’s business strategy may require maintaining staffing levels, particularly among pilots and other key personnel, that exceed the minimum necessary to operate its current contractual obligations. These staffing levels may be necessary to position Mesa to accept new business, acquire additional aircraft, and expand its fleet in the future. During periods in advance of anticipated growth, or in the event that Mesa is unable to achieve expected fleet expansion or capacity growth, the cost of carrying excess employees could result in a material adverse effect on Mesa’s results of operations and cash flows.

The airline industry is highly competitive for skilled labor, particularly pilots and maintenance personnel. In response to industry-wide increases in attrition and wage escalation, Mesa may be required to increase wages, offer signing bonuses, or enhance benefits to attract and retain employees. Such actions could further increase Mesa’s labor costs. If Mesa is unable to attract and retain qualified personnel, or if it is required to pay significantly higher wages and benefits, Mesa’s ability to operate its business efficiently and profitably could be adversely affected.

Any significant increase in Mesa’s labor costs, whether as a result of union negotiations, market pressures, or strategic staffing decisions, could materially and adversely affect Mesa’s business, results of operations, and financial condition. There can be no assurance that Mesa will be able to offset increased labor costs through higher reimbursement rates or other means. For a discussion of related risks under the United CPA, please see the section titled “Risk Factors – Risks Related to Mesa’s Business – The amounts Mesa receives under the United CPA may be less than the corresponding costs Mesa incurs” beginning on page 61 of this proxy statement/prospectus.

United Airlines may expand its direct operation of regional jets or seek other independent airlines to service their regional aircraft needs, thus limiting the expansion of Mesa’s relationships with them.

Mesa depends on United Airlines electing to contract with it instead of operating their own regional jets or operating their own “captive” regional airlines through wholly owned subsidiaries. Currently, the captive regional airlines include Endeavor (owned by Delta Air Lines), Envoy (subsidiary of the parent company of American Airlines), PSA (subsidiary of the parent company of American Airlines), Piedmont (subsidiary of the parent company of American Airlines), and Horizon (owned by Alaska). These major airlines possess the financial and other resources to acquire and operate their own regional jets, create, or grow their own captive regional airlines, or acquire other regional air carriers instead of entering into contracts with Mesa. Mesa has no guarantee that in the future United Airlines will choose to enter into contracts with Mesa, or renew their existing agreements with Mesa, instead of operating their own regional jets, allocating flying to their captive regional airlines, or entering into relationships with competing regional airlines. A decision by United Airlines to phase out or limit the United CPA or to enter into similar agreements with Mesa’s competitors would have a material adverse effect on Mesa’s business, financial condition, or results of operations.

Mesa may be limited from expanding its flying within United Airlines flight systems and there are constraints on Mesa’s ability to provide services to airlines other than United Airlines.

Additional growth opportunities within United Airlines’ flight system are limited by various factors, including a limited number of independent regional aircraft that United Airlines can operate in its regional network due to “scope” clauses in the current CBAs with their pilots that restrict the number and size of regional jets that may be operated in their flight systems not flown by their pilots. Except as contemplated by the existing agreement, Mesa cannot be sure that United Airlines will contract with it to fly any additional aircraft.

Mesa may not have additional growth opportunities or may agree to modifications to the agreement that reduce certain benefits to Mesa in order to obtain additional aircraft, or for other reasons. Given the competitive nature of the airline industry, Mesa believes limited growth opportunities may result in competitors accepting reduced margins and less favorable contract terms in order to secure new or additional capacity purchase operations. Even if Mesa is offered growth opportunities by United Airlines, those opportunities may involve economic terms or financing commitments that are unacceptable to Mesa. Additionally, United Airlines may reduce the number of regional jets in its system by not renewing or extending existing flying arrangements with regional operators or transitioning those flying arrangements to their own captive regional carriers. Any one or more of these factors may reduce or eliminate Mesa’s ability to expand its flight operations with United Airlines.

Additionally, the United CPA limits Mesa’s ability to provide regional flying services to other airlines in certain major airport hubs of United Airlines. These restrictions may make Mesa a less attractive partner to other major airlines whose regional flying needs do not align with Mesa’s geographical restrictions.

The amounts Mesa receives under the United CPA may be less than the corresponding costs Mesa incurs.

Under the United CPA, a portion of Mesa’s compensation is based upon pre-determined rates typically applied to production statistics (such as departures and block hours flown). The primary operating costs intended to be compensated by the pre-determined rates include labor costs, including crew training costs, certain aircraft maintenance expenses, and overhead costs. If Mesa’s operating costs for labor, aircraft maintenance, and overhead costs exceed the compensation earned from the pre-determined rates under Mesa’s agreement, Mesa’s financial position and operating results will be negatively affected.

Strikes, labor disputes, and increased unionization of Mesa’s workforces may adversely affect Mesa’s ability to conduct its business and reduce Mesa’s profitability.

As of June 30, 2025, approximately 68.63% of Mesa’s workforce was represented by labor unions, including the ALPA and the AFA. In August 2022, Mesa entered into a Letter of Agreement with the ALPA, which provided for increased overall hourly pay increases of nearly 118% for captains and 172% for new-hire first officers. These pay increases have positively impacted Mesa’s ability to attract, hire, and retain pilots in fiscal 2023 and 2024, and attrition levels have dropped to pre-covid levels.

The inability to negotiate acceptable contracts with existing unions or with new unions could result in work stoppages by the affected workers, lost revenues resulting from the cancellation of flights and increased operating costs as a result of higher wages or benefits paid to union members. The terms and conditions of Mesa’s future CBAs may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency, or other factors, to bear higher costs than Mesa can. In addition, if Mesa is unable to reach agreement with any of its unionized work groups in future negotiations regarding the terms of their CBAs, Mesa may be subject to work interruptions, stoppages, or shortages. Mesa may also become subject to additional CBAs in the future as non-unionized workers may unionize. Mesa’s labor agreements with the ALPA and AFA are amendable as of June 30, 2025. Mesa is also subject to various ongoing employment disputes outside of the CBAs. Mesa considers these disputes to not be material, but any current or future dispute could become material.

Relations between air carriers and labor unions in the United States are governed by the RLA. Under the RLA, CBAs generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

Any strike, labor dispute, or increased unionization among Mesa’s employees could disrupt Mesa’s operations, reduce Mesa’s profitability, or interfere with the ability of Mesa’s management to focus on executing Mesa’s business strategies. For example, if a labor strike were to continue for a specified number of consecutive days or longer, United Airlines may have cause to terminate the United CPA. As a result, Mesa’s business, results of operations, and financial condition may be materially adversely affected.

Mesa may incur substantial maintenance costs as part of its leased aircraft return obligations.

Mesa’s aircraft lease agreements contain provisions that require Mesa to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the actual return condition of the equipment. These lease return costs are recorded in the period in which they are incurred. Mesa estimates the cost of maintenance lease return obligations and accrue such costs over the remaining lease term when the expense is probable and can be reasonably estimated. Any unexpected increase in maintenance return costs may negatively impact Mesa’s financial position and results of operations.

Mesa may become involved in litigation, including securities class action litigation and other legal proceedings, which could have a material adverse effect on its business, financial condition, and results of operations.

From time to time, Mesa may become involved in various legal proceedings and claims arising in the ordinary course of business, including, but not limited to, employment, commercial, contractual, product liability, class action, whistleblower, and other litigation, as well as governmental and regulatory investigations and proceedings. In particular, significant business transactions, such as the Merger, often result in increased risk of litigation, including securities class action lawsuits and shareholder derivative actions, as well as investigations by the SEC or other regulatory authorities, even if no wrongdoing is alleged or established.

Litigation and regulatory proceedings can be unpredictable, time-consuming, and costly, regardless of the merits of the claims. Such matters may divert management’s attention and resources from the operation of Mesa’s business, require significant expenditures for legal fees and other costs, and could result in substantial damages, fines, penalties, or injunctive relief. In some cases, Mesa may determine to settle disputes or claims, even when it believes it has valid defenses, in order to avoid the uncertainty, expense, and distraction of protracted litigation.

Additionally, the stock market in general, and the airline industry in particular, have experienced significant price and volume volatility, which has often been unrelated or disproportionate to the operating performance of individual companies. Such volatility can increase the likelihood of securities class action litigation against Mesa, which could further adversely affect its reputation, business, and financial results.

Although Mesa maintains insurance coverage for certain types of claims and liabilities, such insurance may not be sufficient to cover all costs, damages, or losses that may arise from litigation or regulatory proceedings. In addition, insurance coverage may be subject to significant deductibles, limitations, or exclusions, and there can be no assurance that such coverage will continue to be available on acceptable terms or at all.

Because the outcome of litigation and regulatory proceedings is inherently uncertain, Mesa cannot predict with certainty the ultimate resolution of any such matters or the potential impact they may have on its business, financial condition, results of operations, or the ability to consummate the Merger or the value ultimately received by Mesa’s stockholders in connection with any such transaction. Any adverse outcome in one or more of these proceedings could have a material adverse effect on Mesa’s business, reputation, financial condition, and results of operations.

Disagreements regarding the interpretation of the United CPA could have an adverse effect on Mesa’s operating results and financial condition.

To the extent that Mesa experiences disagreements regarding the interpretation of the United CPA, Mesa will likely expend valuable management time and financial resources in its efforts to resolve those disagreements. Those disagreements may result in litigation, arbitration, settlement negotiations, or other proceedings. Furthermore, there can be no assurance that any or all of those proceedings, if commenced, would be resolved in Mesa’s favor or that Mesa would be able to exercise sufficient leverage in any related proceeding to achieve a favorable outcome. An unfavorable result in any such proceeding could have adverse financial consequences or require Mesa to modify its operations. Such disagreements and their consequences could have an adverse effect on Mesa’s operating results and financial condition.

Mesa relies on third-party suppliers as the sole manufacturers of its aircraft and aircraft engines, which exposes Mesa to significant operational and financial risks.

Mesa depends upon Embraer as the sole manufacturer of its aircraft and GE as the sole manufacturer of its aircraft engines. Mesa’s reliance on a limited number of original equipment manufacturers (“OEMs”) for its fleet and engines exposes it to a variety of risks, including, but not limited to:

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Supply Chain Disruptions: The failure or inability of Embraer, GE, or other OEMs to provide sufficient parts, components, or related support services on a timely basis could materially and adversely affect Mesa’s ability to maintain its fleet and operate scheduled flights. Such disruptions may result from manufacturing delays, labor disputes, supply chain interruptions, or financial difficulties experienced by the OEMs or their suppliers.

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Unscheduled or Unanticipated Maintenance: Mesa’s operations could be interrupted by unscheduled or unanticipated maintenance requirements for its aircraft or engines. If Mesa is unable to obtain necessary parts or support promptly, it may be forced to ground aircraft, leading to flight cancellations, loss of revenue, and potential harm to customer relationships.

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Regulatory Actions and Safety Directives: The issuance of directives, airworthiness notices, or other regulatory actions by the FAA, DOT, or comparable foreign authorities could restrict or prohibit the use of certain aircraft or engines, or require time-consuming inspections, modifications, or maintenance. Compliance with such directives may result in increased costs and operational disruptions.

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Tariffs and Trade Restrictions: The imposition of tariffs, trade restrictions, or changes in customs regulations could increase the cost of parts and components or delay their delivery, further impacting Mesa’s ability to maintain its fleet and operate efficiently.

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Adverse Public Perception: Accidents, incidents, or other adverse publicity involving Embraer aircraft, GE engines, or other OEM products—whether or not involving Mesa’s operations—could negatively impact public perception of the safety and reliability of Mesa’s fleet, potentially reducing demand for Mesa’s services.

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Limited Flexibility and Growth Constraints: Mesa’s current operations are based on a single aircraft and engine type. This concentration may limit Mesa’s ability to compete for new business opportunities that require different aircraft types, potentially constraining growth. If Mesa seeks to diversify its fleet by introducing aircraft from other manufacturers, it would need to develop new operational capabilities, including training for pilots, flight attendants, and maintenance personnel. Such diversification could reduce operational efficiencies and increase costs

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Dependence on OEM Support: Mesa’s ability to operate safely and efficiently depends on the ongoing technical support, training, and software updates provided by Embraer and GE. Any reduction in the level or quality of support from these OEMs could adversely affect Mesa’s operations.

Any of the foregoing risks, individually or in the aggregate, could have a material adverse effect on Mesa’s business, financial condition, and results of operations.

Reliance on third-party service providers may adversely affect Mesa’s operations and financial results.

Mesa relies extensively on third-party vendors and contractors to provide a wide range of essential services and functions critical to its business operations. These services include, but are not limited to, aircraft maintenance, parts procurement, component overhaul, pilot simulators, ground facilities, fueling, information technology infrastructure, and engine support. Key service providers include AAR and CAE for fixed-rate parts procurement, component overhaul, and pilot simulators, as well as GE and Standard Aero for engine support. Mesa’s dependence on these third-party service providers exposes it to several risks that could materially and adversely affect its business, financial condition, and results of operations:

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Service Disruption and Performance Risks: If any third-party provider fails to perform its contractual obligations, experiences operational difficulties, or provides substandard or untimely service, Mesa may face increased costs, operational delays, maintenance issues, or safety concerns. Such disruptions could negatively impact Mesa’s ability to meet its operational needs and contractual obligations to its partners and customers.

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Vendor Financial Stability and Market Changes: The financial health of Mesa’s service providers is outside of Mesa’s control. If a key vendor were to experience financial distress, declare bankruptcy, cease operations, or exit the market, Mesa may not be able to secure replacement services on favorable terms, or at all. Additionally, significant changes in the competitive landscape among suppliers, such as consolidation or unionization, could reduce Mesa’s bargaining power or force renegotiation of existing agreements on less favorable terms.

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Contractual Limitations and Termination: Many of Mesa’s agreements with third-party providers, including those with AAR and other critical vendors, are subject to termination upon notice. If any of these contracts are terminated, Mesa may not be able to replace the services in a timely or cost-effective manner, which could disrupt operations and increase costs.

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Regulatory and Compliance Risks: Third-party providers are subject to various regulatory requirements. Non-compliance by a vendor could result in regulatory actions that disrupt Mesa’s operations or require Mesa to seek alternative providers.

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Reputational Impact: Any failure by a third-party provider that results in operational disruptions, safety incidents, or customer dissatisfaction could harm Mesa’s reputation and relationships with its partners and customers.

Given the critical nature of these third-party services, any significant disruption, delay, or deficiency in the performance of these vendors could have a material adverse effect on Mesa’s business, financial condition, and results of operations. Mesa’s ability to mitigate these risks may be limited by the availability of alternative providers, the terms of existing agreements, and the competitive dynamics of the supplier marketplace.

Regulatory changes or tariffs could negatively impact Mesa’s business and financial condition.

Mesa imports a substantial portion of the equipment utilized in its operations. For example, the sole manufacturers of Mesa’s regional aircraft, MHI and Embraer, are headquartered in Japan and Brazil, respectively. Mesa cannot predict the impact of potential regulatory changes or action by U.S. regulatory agencies, including the potential impact of tariffs or changes in international trade treaties on the cost and timing of parts and aircraft. Mesa’s business may be subject to additional costs as a result of potential regulatory changes, which could have an adverse effect on Mesa’s operations and financial results.

The issuance of operating restrictions applicable to the fleet type Mesa operates could negatively impact Mesa’s business and financial condition.

Mesa relies solely on the E175 type aircraft. The issuance of FAA or manufacturer directives restricting or prohibiting the use of the E175 aircraft could negatively impact Mesa’s business and financial results.

Mesa is increasingly dependent on technology, and if its technology fails, it does not adequately continue to invest in new technology, or it is the subject of any cybersecurity incidents or other disruptions to its information technology infrastructure, Mesa’s business, operations, and financial condition may be adversely affected.

Mesa’s ability to compete effectively, manage its operations, and meet the expectations of its partners and customers is increasingly reliant on the performance, reliability, and security of its technology systems, as well as those of its major partners, including United Airlines. Mesa depends on a wide range of technology to support critical business functions, including flight operations, supply chain logistics, crew scheduling and communications, maintenance tracking, and customer service. The continued effectiveness of these systems is essential to Mesa’s ability to operate efficiently, reduce costs, and respond to the demands of the current business environment.

Mesa’s technology initiatives require significant and ongoing capital investments. If Mesa is unable to make necessary investments in new or upgraded technology, or if such investments do not deliver the expected benefits, Mesa’s business and operations could be negatively impacted. In addition, any internal technological error or failure, or large-scale external interruption in the information systems, networks, hardware, software, or technological infrastructure that Mesa depends on—including U.S. air traffic control systems, power, telecommunications, or the internet—may disrupt Mesa’s internal network, impair its ability to conduct business, lower the utilization of its aircraft, negatively impact its reputation, reduce revenue, and result in increased costs.

Mesa’s technological systems (including those provided by third parties) and those of its major partners are vulnerable to a variety of sources of interruption and risk, many of which are beyond Mesa’s control. These include, but are not limited to, natural disasters, terrorist attacks, telecommunications or IT system failures, computer viruses, hackers, and other security issues. The risk of cybersecurity incidents is continually increasing and evolving, with threat actors—including state-sponsored organizations, opportunistic hackers, and hacktivists—employing increasingly sophisticated techniques and tools, such as artificial intelligence, to circumvent security controls, evade detection, and remove forensic evidence. Attack vectors may include social engineering, phishing, security breaches, malfeasance by insiders, human or technological error, malicious code, misconfigurations, or vulnerabilities in commercial software integrated into Mesa’s systems.

As part of its ordinary business operations, Mesa collects and stores sensitive data, including personal information of its employees and information related to its business partners. Unauthorized parties may attempt to gain access to Mesa’s systems or data through fraud or other means of deception. The methods used to obtain unauthorized access, disable or degrade service, or sabotage systems are constantly evolving and may be difficult to anticipate, detect, investigate, remediate, or recover from for extended periods of time. Despite Mesa’s efforts to implement robust security measures, it may not be able to prevent all data security breaches or misuse of data.

A compromise of Mesa’s technology systems, or those of its partners, resulting in the loss, disclosure, misappropriation of, or unauthorized access to, sensitive information could result in legal claims or proceedings, liability, or regulatory penalties under laws protecting the privacy of personal information, disruption to Mesa’s operations, and damage to Mesa’s reputation. Any of these events could adversely affect Mesa’s business, financial condition, and results of operations.

Mesa is subject to various environmental and noise laws and regulations, which could have a material adverse effect on Mesa’s business, results of operations, and financial condition.

Mesa is subject to increasingly stringent federal, state, local, and foreign laws, regulations, and ordinances relating to the protection of the environment and noise, including those relating to emissions to the air, discharges (including storm water discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous substances, oils, and waste materials. Mesa is or may be subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through Mesa’s third-party specialists or airport facilities at which Mesa operates) on Mesa’s operations. In addition, U.S. airport authorities are exploring ways to limit de-icing fluid discharges. Any such existing, future, new, or potential laws and regulations could have an adverse impact on Mesa’s business, results of operations, and financial condition.

Similarly, Mesa is subject to environmental laws and regulations that require Mesa to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that Mesa could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to it.

Mesa’s ability to utilize its net operating loss carryforwards and certain other tax attributes may be limited.

As of June 30, 2025, Mesa had aggregate federal and state NOLs of approximately $277.6 million and $150.6 million, which expire in fiscal years 2030-2038 and 2024-2043, respectively. Approximately $194.2 million of Mesa’s federal NOL carryforwards are not subject to expiration. Mesa’s unused losses generally carry forward to offset future taxable income, if any, until such unused losses expire. Mesa may be unable to use these losses to offset income before such unused losses expire. However, U.S. federal net operating losses generated in fiscal years 2018 and forward are not subject to expiration and are only available to offset eighty percent of taxable income each year due to changes in tax law attributable to the passage of Tax Cuts and Jobs Act. In addition, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% cumulative change in the equity ownership of certain shareholders over a rolling three-year period) under Section 382 of the Code, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset future taxable income or taxes may be limited. Mesa has experienced ownership changes in the past and may experience ownership changes as a result of future changes in stock ownership (some of which changes may not be within Mesa’s control). Mesa expects the Merger to result in an ownership change for U.S. federal income tax purposes. These ownership changes could materially reduce or eliminate Mesa’s ability to use its losses or tax attributes to offset future taxable income or tax and have an adverse effect on Mesa’s future cash flows.

Mesa’s ability to obtain financing or access capital markets may be limited.

There are a number of factors that may limit Mesa’s ability to raise financing or access capital markets in the future, including its significant debt and future contractual obligations, its liquidity and credit status, its operating cash flows, the market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets, and the financial position of the major providers of commercial aircraft financing. Mesa cannot assure you that it will be able to source external financing for future aircraft acquisitions or for other significant capital needs, and if Mesa is unable to source financing on acceptable terms, or unable to source financing at all, its business could be materially adversely affected. To the extent Mesa finances its activities with additional debt, Mesa may become subject to additional financial and other covenants that may restrict its ability to pursue its business strategy or otherwise constrain its growth and operations.

Negative publicity regarding Mesa’s customer service could have a material adverse effect on Mesa’s business, results of operations, and financial condition.

Mesa’s business strategy includes the implementation of United Airlines’ brand and product in order to increase customer loyalty and drive future ticket sales. In addition, Mesa also receives certain amounts or incur penalties under the United CPA upon the results of certain performance metrics. However, Mesa may experience a high number of passenger complaints related to, among other things, Mesa’s customer service. These complaints, together with delayed and cancelled flights, and other service issues, are reported to the public by the DOT. If Mesa does not meet United Airlines’ expectations with respect to reliability and service, Mesa and United Airlines’ brand and product could be negatively impacted, which could result in customers deciding not to fly with United Airlines or with Mesa. If Mesa is unable to provide consistently high-quality customer service, it could have an adverse effect on Mesa’s relationships with United Airlines.

Mesa’s failure to be current in its SEC filings could pose significant risks to Mesa’s business, each of which could materially and adversely affect Mesa’s financial condition and results of operations.

Under the Exchange Act, Mesa, as reporting company, is required to provide investors on a regular basis with periodic reports that contain important financial and business information. Examples of these reports include the annually filed Form 10-K and the quarterly filed Form 10-Q. The timely and complete submission of periodic reports provides investors with information to help them make informed investment decisions. Mesa’s inability to timely file its periodic reports with the SEC, as occurred with Mesa’s Annual Report on Form 10-K for the fiscal years ended September 30, 2024 and 2023, and Quarterly Reports on Form 10-Q for the periods ended December 31, 2023, March 31, 2024, June 30, 2024, December 31, 2024, and March 31, 2025 could have an adverse impact on Mesa’s ability to, among other things, (i) remain listed on the Nasdaq Stock Market, (ii) access its credit facilities, (iii) attract and retain key employees, and (iv) raise funds in the public markets, any of which could materially and adversely affect Mesa’s financial condition and results of operations.

Risks Related to Mesa’s Industry

The airline industry is highly competitive and has undergone significant consolidation and transition, which could adversely affect Mesa’s operating results and financial condition.

The airline industry is characterized by intense competition and ongoing consolidation, resulting in fewer potential major partners and increased challenges for regional carriers like Mesa. Mesa competes primarily with other regional airlines, some of which are owned by or operate as partners of major airlines. In many cases, Mesa’s competitors are larger and possess significantly greater financial, operational, and marketing resources than Mesa does, which may enable them to operate more efficiently, withstand industry downturns, and secure more favorable contractual terms with major airline partners. Competition in the regional airline industry is based on a variety of factors, including, but not limited to:

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Labor resources: The availability and cost of qualified pilots, flight attendants, maintenance technicians, and dispatchers are critical to Mesa’s operations. Competition for these skilled employees is intense, and shortages or increased labor costs could adversely affect Mesa’s ability to operate efficiently and profitably.

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Operating costs: Maintaining low operating costs is essential to remaining competitive. Mesa’s ability to control costs, including fuel, maintenance, and labor, directly impacts Mesa’s competitiveness and profitability.

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Financial resources: Access to capital and the ability to finance aircraft and other assets on competitive terms are important competitive factors. Larger competitors may have greater access to capital markets and more favorable financing terms.

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Geographical infrastructure: The location and quality of our operational infrastructure, including maintenance bases and crew domiciles, can affect Mesa’s ability to attract and retain business from major airline partners.

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Service levels: Mesa’s performance in areas such as on-time arrivals, flight completion rates, and customer service is closely monitored by United Airlines and can influence Mesa’s ability to secure and retain CPAs.

Mesa’s business model relies heavily on its relationships with major airline partners, who contract with Mesa to provide regional service under CPAs. The consolidation of major airlines, such as the mergers between Alaska Airlines and Hawaiian Airlines in 2024, Alaska Airlines and Virgin America Inc. in 2016, American Airlines and US Airways in 2013, Southwest Airlines Co. and AirTran Airways in 2011, United Airlines and Continental Airlines in 2010, and Delta Air Lines and Northwest Airlines in 2008, has reduced the number of potential partners and increased the bargaining power of the remaining major carriers. Any further consolidation or significant alliance activity within the airline industry could further limit Mesa’s opportunities to enter into or renew CPAs on favorable terms, or at all.

In addition to direct competition from other regional airlines, Mesa faces indirect competition from low-cost and ultra-low-cost carriers, which may compete with Mesa’s major airline partners on routes Mesa operates. Some carriers operate point-to-point service, bypassing traditional hub-and-spoke models, which can reduce demand for regional feeder services like Mesa’s.

The airline industry is also subject to rapid changes in technology and evolving consumer preferences. Advances in electric-powered aircraft or other alternative technologies could alter the competitive landscape, potentially requiring significant capital expenditures or resulting in reduced demand for Mesa’s services. Additionally, the proliferation of video teleconferencing and other electronic communication methods may reduce demand for business travel, further impacting Mesa’s business.

Federal deregulation of the airline industry allows competitors to rapidly enter Mesa’s markets and to quickly discount and restructure fares. The industry is particularly susceptible to price discounting, as airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. This dynamic can lead to aggressive fare competition and pressure on Mesa’s margins.

If Mesa is unable to compete effectively, maintain favorable relationships with its major airline partners, or adapt to changes in the industry, Mesa’s business, financial condition, and results of operations could be materially and adversely affected.

Mesa is subject to extensive and evolving governmental regulation, which imposes significant costs and operational risks.

The airline industry is subject to extensive and complex regulation by multiple federal, state, local, and, in some cases, international authorities. Mesa, as an interstate air carrier, is regulated primarily by the DOT, the FAA, and the TSA, among other agencies. These agencies have broad authority to issue and enforce regulations, directives, orders, and guidance that affect virtually every aspect of Mesa’s operations, including but not limited to, safety, maintenance, security, consumer protection, and competitive practices.

Over the past several years, Congress and federal agencies have enacted and implemented numerous laws and regulations that have required Mesa to make significant expenditures. These include, but are not limited to, requirements related to the retirement of aged aircraft, installation of advanced safety and collision avoidance systems, noise abatement, enhanced inspection and maintenance procedures, and compliance with pilot and flight attendant rest rules. Mesa expects to continue to incur substantial costs to comply with existing and future regulatory requirements, including those arising from the recent five-year FAA reauthorization, which includes policy changes related to aviation safety, air traffic control modernization, and workforce development. The implementation of these new requirements, and the manner in which they are enforced, could materially increase Mesa’s operating costs.

Mesa’s ability to operate its aircraft is dependent on maintaining necessary certifications, permits, and approvals from the FAA and other authorities. Any inability to secure or maintain these approvals, particularly during periods of government shutdowns, agency closures, or employee furloughs, could adversely affect Mesa’s operations. Additionally, a decision by the FAA or other regulatory body to ground, or require time-consuming inspections or maintenance of, all or any portion of Mesa’s fleet—whether due to safety concerns, regulatory changes, or other reasons—could materially disrupt Mesa’s operations and have a material adverse effect on its financial results.

In addition to federal oversight, airports and local municipalities impose their own rules and regulations that affect Mesa’s operations. These may include restrictions on aircraft usage, noise limitations, curfews, and increased airport rates and charges. The imposition of any such limits or increased costs at airports where Mesa operates could interfere with Mesa’s contractual obligations and business operations, potentially resulting in lost revenue or increased expenses. Consumer Protection and Competitive Practices

The DOT has broad authority over airline consumer and competitive practices and has issued numerous regulations and pursued enforcement actions in areas such as lengthy tarmac delays, consumer notice requirements, customer service commitments, contracts of carriage, and the transportation of passengers with disabilities. Recent regulatory developments include new rules regarding refunds, baggage fees, disclosure of ancillary service fees, and accommodations for passengers with disabilities. Compliance with these evolving requirements may require Mesa to modify its business practices and systems, potentially resulting in additional costs and operational complexity.

Mesa cannot predict the nature, scope, or impact of future laws, regulations, or government policies, nor can it guarantee that it will be able to comply with all present and future requirements. Changes in the regulatory environment, the introduction of new taxes or fees, or the adoption of more stringent operational or safety standards could significantly increase Mesa’s costs of doing business or reduce demand for air travel. Failure to comply with applicable laws and regulations could result in fines, penalties, or other enforcement actions, any of which could have a material adverse effect on Mesa’s business, financial condition, and results of operations.

The extensive and evolving regulatory environment in which Mesa operates imposes significant costs and operational risks. Any material changes in the regulatory landscape, or Mesa’s failure to comply with applicable requirements, could have a material adverse effect on Mesa’s operations, financial condition, and results of operations.

Airlines are often affected by factors beyond their control, including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; increased security measures; new travel-related taxes; or the outbreak of disease; any of which could have a material adverse effect on Mesa’s business, results of operations, and financial condition.

Like other airlines, Mesa’s business is affected by factors beyond its control, including air traffic congestion at airports, air traffic control inefficiencies, increased security measures, new travel-related taxes and fees, adverse weather conditions, natural disasters, and the outbreak of disease. Factors that cause flight delays frustrate passengers and increase operating costs and decrease revenues, which in turn could adversely affect profitability. The federal government singularly controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient, and affordable manner. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. In addition, there are currently proposals before Congress that could potentially lead to the privatization of the United States’ air traffic control system, which could adversely affect Mesa’s business. Further, implementation of the Next Generation Air Transport System by the FAA would result in changes to aircraft routings and flight paths that could lead to increased noise complaints and lawsuits, resulting in increased costs. There are additional proposals before Congress that would treat a wide range of consumer protection issues, including, among other things, proposals to regulate seat size, which could increase the costs of doing business.

Adverse weather conditions and natural disasters, such as hurricanes, winter snowstorms, or earthquakes, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect Mesa to a greater degree than other, larger airlines that may be able to recover more quickly from these events, and therefore could have a material adverse effect on Mesa’s business, results of operations, and financial condition to a greater degree than other air carriers. Any general reduction in airline passenger traffic could have a material adverse effect on Mesa’s business, results of operations, and financial condition.

Terrorist activities or warnings have dramatically impacted the airline industry and will likely continue to do so.

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including Mesa’s operations. If additional terrorist attacks are launched against the airline industry, there will be lasting consequences of the attacks, which may include loss of life, property damage, increased security, and insurance costs, increased concerns about future terrorist attacks, increased government regulation, and airport delays due to heightened security. Mesa cannot provide any assurance that these events will not harm the airline industry generally or Mesa’s operations or financial condition in particular.

The occurrence of an aviation accident involving Mesa’s aircraft would negatively impact Mesa’s operations and financial condition.

An accident or incident involving Mesa’s aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, Mesa’s liability insurance may not be adequate to offset its exposure to potential claims and Mesa may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of Mesa’s related insurance coverage would harm Mesa’s operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that Mesa’s operations are less safe or reliable than other airlines.

Risks Related to Owning Mesa Common Stock

The market price of Mesa common stock may be volatile, which could cause the value of an investment in Mesa stock to decline.

The market price of Mesa common stock may fluctuate substantially due to a variety of factors, many of which are beyond Mesa’s control, including: (i) announcements concerning Mesa’s major partners, competitors, the airline industry, or the economy in general; (ii) strategic actions by Mesa, Mesa’s major partners, or Mesa’s competitors, such as acquisitions or restructurings; (iii) media reports and publications about the safety of Mesa’s aircraft or the types of aircraft Mesa operates; (iv) new regulatory pronouncements and changes in regulatory guidelines; (v) announcements concerning the availability of the types of aircraft Mesa uses; (vi) significant volatility in the market price and trading volume of companies in the airline industry; (vii) changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; (viii) sales of Mesa common stock or other actions by insiders or investors with significant shareholdings, including sales by Mesa’s principal shareholders; and (ix) general market, political and other economic conditions; and (x) in response to the risk factors described in this proxy statement/prospectus.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. Broad market fluctuations may materially adversely affect the trading price of Mesa common stock. In the past, shareholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against Mesa could result in substantial costs, divert management’s attention and resources, and have a material adverse effect on Mesa’s business, results of operations, and financial condition.

If securities or industry analysts do not publish research or reports about Mesa’s business or publish negative reports about Mesa’s business, Mesa’s stock price and trading volume could decline.

The trading market for Mesa common stock depends in part on the research and reports that securities and industry analysts may publish about Mesa or Mesa’s business. If one or more of the analysts who cover Mesa downgrade Mesa stock or publish inaccurate or unfavorable research about Mesa’s business, the trading price of Mesa common stock would likely decline. If one or more of these analysts ceases to cover Mesa or fails to publish reports on Mesa regularly, demand for Mesa’s stock could decrease, which may cause the trading price of Mesa common stock and the trading volume of Mesa common stock to decline.

The value of Mesa common stock may be materially adversely affected by additional issuances of common stock underlying Mesa’s outstanding warrants.

As of June 30, 2025, Mesa had outstanding warrants to purchase an aggregate of 4,899,497 shares of Mesa common stock, all of which were issued to the U.S. Treasury pursuant to the terms of the Loan and Guarantee Agreement dated October 30, 2020. The warrants have a term of five years from the date of issuance and an initial exercise price of $3.98 per share. Any future warrant exercises by the U.S. Treasury, or any authorized transferee of the U.S. Treasury, will be dilutive to Mesa’s existing common shareholders. Sales of substantial amounts of Mesa common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable into Mesa common stock, could adversely affect the prevailing price of Mesa common stock.

Provisions in Mesa’s charter documents might deter acquisition bids for Mesa, which could adversely affect the price of Mesa common stock.

Mesa’s Charter and amended and restated bylaws contain provisions that, among other things:

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authorize Mesa’s board of directors, without shareholder approval, to designate and fix the voting powers, designations, preferences, limitations, restrictions, and relative rights of one or more series of preferred stock so designated, or right to acquire such preferred stock;

•	dilute the interest of, or impair the voting power of, holders of Mesa common stock and could also have the effect of discouraging, delaying, or preventing a change of control;

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establish advance notice procedures that shareholders must comply with in order to nominate candidates to Mesa’s board of directors and propose matters to be brought before an annual or special meeting of Mesa shareholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Mesa;

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authorize a majority of Mesa’s board of directors to appoint a director to fill a vacancy created by the expansion of Mesa’s board of directors or the resignation, death, or removal of a director, which may prevent shareholders from being able to fill vacancies on Mesa’s board of directors;

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restrict the number of directors constituting Mesa’s board of directors to within a set range, and give Mesa’s board of directors exclusive authority to increase or decrease the number of directors within such range, which may prevent shareholders from being able to fill vacancies on Mesa’s board of directors; and

•	restrict the ability of shareholders to call special meetings of shareholders.

Mesa’s corporate charter includes provisions limiting ownership by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, Mesa’s Charter restricts the ownership and voting of shares of Mesa common stock by people and entities who are not “citizens of the United States” as that term is defined in 49 U.S.C. § 40102(a). That statute defines “citizen of the United States” as, among other things, a U.S. corporation, of which the president and at least two-thirds of the board of directors and other managing officers are individuals who are citizens of the United States, which is under the actual control of citizens of the United States and in which at least 75% of the voting interest is owned or controlled by persons who are citizens of the United States. Mesa’s second amended and restated articles of incorporation prohibit any non-U.S. citizen from owning or controlling more than 24.9% of the aggregate votes of all outstanding shares of Mesa common stock or 49.0% of the total number of outstanding shares of Mesa capital stock. The restrictions imposed by the above-described ownership caps are applied to each non-U.S. citizen in reverse chronological order based on the date of registration on Mesa’s foreign stock record. At no time may shares of Mesa capital stock held by non-U.S. citizens be voted unless such shares are reflected on the foreign stock record. The voting rights of non-U.S. citizens having voting control over any shares of Mesa capital stock are subject to automatic suspension to the extent required to ensure that Mesa is in compliance with applicable law. In the event any transfer or issuance of shares of Mesa capital stock to a non-U.S. citizen would result in non-U.S. citizens owning more than the above-described cap amounts, such transfer or issuance will be void and of no effect.

As of June 30, 2025, Mesa had outstanding warrants to purchase 4,899,497 shares of Mesa common stock, all of which were held by the U.S. Treasury. Mesa is currently in compliance with all applicable foreign ownership restrictions.

Mesa’s corporate charter limits certain transfers of Mesa stock, which limits are intended to preserve Mesa’s ability to use its net operating loss carryforwards, and these limits could have an effect on the market price and liquidity of Mesa common stock.

To reduce the risk of a potential adverse effect on Mesa’s ability to use its net operating loss carryforwards for federal income tax purposes, Mesa’s Charter prohibits the transfer of any shares of Mesa capital stock that would result in (i) any person or entity owning 4.75% or more of Mesa’s then-outstanding capital stock, or (ii) an increase in the percentage ownership of any person or entity owning 4.75% or more of Mesa’s then-outstanding capital stock. These transfer restrictions expire upon the earliest of (i) the repeal of Section 382 of the Code or any successor statute if Mesa’s board of directors determines that such restrictions are no longer necessary to preserve Mesa’s ability to use Mesa’s net operating loss carryforwards, (ii) the beginning of a fiscal year to which Mesa’s board of directors determines that no net operating losses may be carried forward, or (iii) such other date as determined by Mesa’s board of directors. These transfer restrictions apply to the beneficial owner of the shares of Mesa’s capital stock. The clients of an investment advisor are treated as the beneficial owners of stock for this purpose if the clients have the right to receive dividends, if any, the power to acquire or dispose of the shares of Mesa’s capital stock, and the right to proceeds from the sale of Mesa’s capital stock. Certain transactions approved by Mesa’s board of directors, such as mergers and consolidations meeting certain requirements set forth in Mesa’s Charter, are exempt from the above-described transfer restrictions. Mesa’s board of directors also has the ability to grant waivers, in its discretion, with respect to transfers of Mesa stock that would otherwise be prohibited.

The transfer restrictions contained in Mesa’s Charter may impair or prevent a sale of common stock by a shareholder and may adversely affect the price at which a shareholder can sell Mesa common stock. In addition, this limitation may have the effect of delaying or preventing a change in control of Mesa, creating a perception that a change in control cannot occur or otherwise discouraging takeover attempts that some shareholders may consider beneficial, which could also adversely affect the market price of Mesa common stock. Mesa cannot predict the effect that this provision in Mesa’s Charter may have on the market price of Mesa common stock.

Mesa currently does not intend to pay dividends on its common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of Mesa common stock appreciates.

Mesa has not historically paid dividends on shares of its common stock and does not expect to pay dividends on such shares in the foreseeable future. Additionally, the United CPA, certain of Mesa’s aircraft lease facilities, and

Mesa’s loan with the U.S. Treasury contain restrictions that limit Mesa’s ability to or prohibits Mesa from paying dividends to holders of Mesa common stock. Any future determination to pay dividends will be at the discretion of Mesa’s board of directors and will depend on Mesa’s results of operations, financial condition, capital requirements, restrictions contained in current or future leases and financing instruments, business prospects, and such other factors as Mesa’s board of directors deems relevant, including restrictions under applicable law. Consequently, your only opportunity to achieve a positive return on your investment in Mesa will be if the market price of Mesa common stock appreciates.

General Risk Factors Related to Mesa

The requirements of being a public company may strain Mesa’s resources, increase Mesa’s operating costs, divert management’s attention, and affect Mesa’s ability to attract and retain qualified board members or executive officers.

Mesa became a public company in August 2018. As a public company, Mesa incurs significant legal, accounting, and other expenses, including costs associated with public company reporting requirements. Mesa has also incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Mesa expects these rules and regulations to increase its legal and financial compliance costs and to make some activities more time-consuming and costly and divert management’s time and attention from revenue-generating activities to compliance activities. It could also make it more difficult or costly for Mesa to obtain certain types of insurance, including director and officer liability insurance, and Mesa may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for Mesa to attract and retain qualified persons to serve on Mesa’s board of directors, Mesa’s board committees, or as Mesa’s executive officers and may divert management’s attention. Furthermore, if Mesa is unable to satisfy its obligations as a public company, Mesa could be subject to delisting of its common stock, fines, sanctions, other regulatory action, and potentially civil litigation.

Mesa is required to assess its internal control over financial reporting on an annual basis, and any future adverse findings from such assessment could result in a loss of investor confidence in Mesa’s financial reports, result in significant expenses to remediate any internal control deficiencies and have a material adverse effect on Mesa’s business, results of operations, and financial condition.

Mesa is required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting for each fiscal year. This assessment includes disclosure of any material weaknesses identified by Mesa’s management in its internal control over financial reporting. As of August 10, 2023, Mesa is no longer an “emerging growth company,” as defined in the JOBS Act. Based on Mesa’s market capitalization as of March 31, 2025 Mesa is a non-accelerated filer, Mesa’s independent registered public accounting firm will be required to attest to the effectiveness of Mesa’s internal control over financial reporting once an accelerated filer and Mesa is required to disclose, to the extent material, changes made in Mesa’s internal control over financial reporting on a quarterly basis.

To comply with the requirements of being a public company, Mesa may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Management assessed the effectiveness of Mesa’s internal control over financial reporting at September 30, 2024. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on Mesa’s assessments and those criteria, management determined that Mesa maintained effective internal control over financial reporting as of September 30, 2024.

In future periods, if Mesa fails to achieve and maintain an effective internal control environment, it could result in material misstatements in Mesa’s financial statements and failure to meet Mesa’s reporting obligations, which would likely cause investors to lose confidence in Mesa’s reported financial information and adversely impact Mesa’s stock price.

Risks Related to Republic

Risks Related to Disruption of Republic’s Operations

Republic may experience disruption in service with key third-party service providers.

Republic relies on third-party vendors for a variety of services and functions critical to its business, including airframe and engine maintenance, telecommunication systems, and information technology infrastructure, as well as services and functions provided by Republic’s Partners such as ground handling, fueling, computer reservation system hosting, telecommunication systems, and information technology infrastructure and services.

Even though Republic strives to formalize agreements with these vendors that define expected service levels, Republic’s use of third-party vendors increases its exposure to several risks. In the event that one or more vendors goes into bankruptcy, ceases operation, or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. If one of Republic’s vendors fails to perform adequately, Republic may experience increased costs, delays, maintenance issues, safety issues, or negative public perception. Vendor bankruptcies, unionization, regulatory compliance issues, or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force Republic to renegotiate existing agreements on less favorable terms. These events could result in disruptions in Republic’s operations or increases in its cost structure.

Republic currently depends on Embraer, GE Aviation, and other original equipment manufacturers (“OEMs”) to support its fleet of aircraft.

Republic currently relies on Embraer as the primary manufacturer of all of its regional jets and GE Aviation and its affiliates as the primary manufacturer for its supporting engines. Republic’s risks in relying on a limited number of aircraft and engine manufacturers include:

•	the failure or inability of Embraer, GE Aviation, or an OEM to provide sufficient parts or related support services on a timely basis;

•	the interruption of scheduled passenger service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance of DOT or FAA directives restricting or prohibiting the use of Embraer aircraft or GE Aviation engines requiring time-consuming inspections and maintenance;

•	the enactment of tariffs that will increase cost and/or delay parts at the border causing prolonged time of repair; and

•	the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

Republic’s operations could be materially and adversely affected by the failure or inability of Embraer, GE Aviation, or an OEM to provide sufficient parts or related maintenance and support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for its aircraft or engines.

In addition, Republic’s Partners include both Embraer aircraft and aircraft manufactured by other OEMs as part of their networks. If Republic continues to operate a single manufactured fleet, it may not be able to compete for and win new regional flying opportunities and its growth could be limited. Therefore, Republic’s growth plan may require it to expand its operations to flying regional jets manufactured by other OEMs. In such event, the introduction of additional aircraft types will require Republic to develop and implement specific operational proficiencies, including pilots, flight attendants, and maintenance technicians. Doing so may erode Republic’s operational efficiencies gained from flying a single aircraft type and could cause margin degradation.

Republic is at risk of losses stemming from an accident or incident involving any of its aircraft or personnel.

While Republic has never had a crash causing death or serious injury in over 50 years involving its commercial passenger service operations, it is possible that one or more of Republic’s commercial passenger aircraft may be involved in an accident in the future, causing death or serious injury to individual air travelers and its employees, destroying its aircraft, and the property of third parties.

In addition, an accident involving one of Republic’s commercial passenger aircraft could expose Republic to significant tort liabilities. Such liabilities could include liability arising from the claims of those on board, including passengers or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance Republic carries to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft type that Republic operates could create a public perception that its aircraft are not safe. Such an accident could materially and adversely affect Republic’s financial condition and results of operations.

Republic is also at risk of adverse publicity stemming from any incident involving Republic, which could expose Republic or Republic’s Partners to reputational harm and potential legal liability. Republic’s involvement in any such incident could negatively impact its relationship with Republic’s Partners or affect Republic’s Partners’ respective brands, and as a result, adversely impact Republic’s business, results of operations, and financial condition.

Republic is at risk of losses stemming from an accident or incident involving any of Republic’s LIFT Academy training aircraft or personnel.

The LIFT Academy involves ab initio flight students and is subject to more risk of an accident or incident involving training aircraft than Republic’s commercial passenger operations due to the training environment of the LIFT Academy. As such, Republic’s training aircraft operated as part of LIFT Academy training operations are from time to time involved in accidents or incidents causing death or serious injury, destruction of aircraft, and damage to property.

In addition, an accident involving one of Republic’s training aircraft could expose it to significant tort liabilities. Such liabilities could include liability arising from the claims of the certified flight instructor, student pilot, or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance Republic carries to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft type that Republic operates could create a public perception that its training aircraft are not safe. Such an accident could materially and adversely affect Republic’s financial condition and results of operations.

Republic is also at risk of adverse publicity stemming from any training incident involving LIFT Academy, which could expose LIFT Academy, and in turn Republic, to reputational harm and potential legal liability. LIFT Academy’s involvement in any such training incident could negatively impact the LIFT Academy brand, and as a result, adversely impact Republic’s business, results of operations, and financial condition.

Interruptions or disruptions in service at one of Republic’s hub airports, due to weather, system malfunctions, security closures, or for any other reason, could have an adverse impact on its operations.

Republic currently operates primarily through hubs supporting Republic’s Partners’ respective route network across the Northeast, Midwest, and Mid-Atlantic regions of the United States. A significant portion of Republic’s flights either originate from or fly into one of these hubs. These regions tend to experience higher than average adverse weather events, air traffic control disruptions, and the airports within these regions tend to experience significant congestion relative to many other U.S. airports, each of which creates significant challenges to completing flights on time. Republic’s revenues depend primarily on its completion of flights and secondarily on service factors such as timeliness of departures and arrivals. Certain revenues are also impacted by non-controllable conditions such as weather. Any interruptions or disruptions could, therefore, adversely affect Republic. Extreme weather such as blizzards, hurricanes or tornados can cause flight disruptions, and during periods of storms or adverse weather, Republic’s flights may be cancelled or significantly delayed. An interruption or disruption in service at one of Republic’s hubs, due to adverse weather, system malfunctions, air traffic control disruptions, airport construction, security closures, or otherwise, could result in the cancelation or delay of a portion of its flights and, as a result, could have adverse impact on Republic’s operations and financial performance.

Risks Related to Republic’s CPAs

Republic’s business is dependent on its CPAs with Republic’s Partners.

Substantially all of Republic’s revenues depend on relationships created by its regional jet CPAs with American Airlines, Delta Air Lines, and United Airlines. For the six months ended June 30, 2025, Republic’s American Airlines capacity purchase agreement (the “American Airlines CPA”) accounted for 44% of its revenue, Republic’s Delta Air Lines capacity purchase agreement (the “Delta Air Lines CPA”) accounted for 26% of its revenue and Republic’s United Airlines capacity purchase agreement (the “United Airlines CPA”) accounted for 29% of its revenue.

The American Airlines CPA expires with respect to different tranches of aircraft between 2028 and 2033, unless otherwise extended or amended. In addition, the American Airlines CPA is subject to early termination for cause.

The Delta Air Lines CPA expires with respect to different tranches of aircraft between 2025 and 2030, unless otherwise extended or amended. In addition, the Delta Air Lines CPA is subject to early termination for material breach of contract and significant declines in operating performance, among other triggering events.

The United Airlines CPA expires with respect to different tranches of aircraft between 2025 and 2037, unless otherwise extended or amended. In September 2021, Republic entered into a new capacity purchase agreement with United Airlines. The terms extended the contract expiration from 2029 to 2037 and provided for 38 E170 aircraft to be replaced with new E175s which began in June 2022 with the remaining nine new E175s to be delivered by December 31, 2025. In addition, the United Airlines CPA is subject to early termination for breach of contract.

Any adverse material modification to, or termination of, Republic’s CPAs with any of Republic’s Partners could have a material adverse effect on Republic’s financial condition and the results of Republic’s operations. None of Republic’s Partners are under any obligation to renew their respective CPAs. If any one of Republic’s Partners were to terminate or fail to renew their CPA, Republic would have difficulty replacing these agreements, due to the concentration of major airlines in the industry. If Republic were unable to replace these CPAs with alternative commitments from Republic’s Partners or with new partners, Republic’s results of operations would be significantly impacted.

In addition, because substantially all of Republic’s revenues are currently generated under its CPAs, if any one of them is terminated, Republic cannot assure you that it would be able to enter into substitute capacity purchase arrangements, or that any such substitute arrangements would be as favorable to Republic as the current CPAs. Operating an airline independently from Republic’s Partners would be a significant departure from Republic’s business plan and would likely require significant time and resources, which may not be available to Republic at that point.

The amounts Republic receives under its CPAs may be less than the corresponding costs it incurs.

Under Republic’s CPAs, it is compensated for certain costs it incurs in providing services. With respect to costs that are defined as pass-through costs (such as certain property taxes and insurance), Republic’s Partner is obligated to pay to Republic the actual amount of the cost incurred. With respect to other costs, including labor and certain maintenance costs, Republic’s Partner is obligated to pay to Republic amounts based, in part, on pre-determined rates for such costs. These pre-determined rates are not based on the actual expenses Republic incurs and generally escalate based on a consumer price index, subject to a maximum cap. If Republic’s annual rate increases are less than its actual cost escalations, if the marketplace shifts and Republic increases wages in order to stay competitive, or if Republic incurs expenses that are greater than the pre-determined amounts payable by Republic’s Partners, Republic’s financial results will be negatively affected. In order to be competitive in the marketplace, Republic has increased wages and provided signing bonuses to attract new employees to Republic for those work groups in recent years.

Certain of Republic’s engine maintenance services are not costs Republic incurs under “power-by-the-hour” agreements. Once an overhaul event occurs for Republic’s limited life parts (“LLPs”), Republic records the expense for the event under the direct expense method. However, certain of these maintenance events are not a pass-through cost under most of Republic’s fixed-fee arrangements. Therefore, Republic could experience a significant amount of volatility in its results of operations and cash flows depending on the amount and timing of these non-pass-through maintenance events.

Reduced utilization levels of Republic’s aircraft under CPAs with Republic’s Partners would adversely impact Republic’s revenues, earnings, and liquidity.

Republic’s CPAs with Republic’s Partners require each of them to schedule Republic’s aircraft to a minimum level of utilization. Even though the fixed fee rates may adjust, either up or down, based on scheduled utilization levels, or require a fixed amount per day to compensate for Republic’s fixed costs, if Republic’s aircraft are utilized only at the minimum requirement (taking into account block hour and departure utilization and frequency of its scheduled flights), Republic will likely lose both (i) fixed-fee revenues (as a result of reduced utilization) and (ii) the opportunity to earn an additional margin and incentive compensation for such flights.

Challenges with hiring, training, and retaining pilots, flight attendants, maintenance technicians, and dispatchers may also lead to reduced utilization levels of Republic’s aircraft and possibly the incurrence of penalties under its CPAs. Additionally, Republic’s Partners may change routes and frequencies of flights without notice to Republic or its consent, which can negatively impact its operating efficiencies. Changes in schedules may increase Republic’s flight costs, which could exceed the fixed rates paid by Republic’s Partners.

If the financial strength of any of Republic’s Partners decreases, Republic’s financial strength, in turn, is at risk.

Republic is directly affected by the financial and operating strength of Republic’s Partners. In the event of a decrease in the financial or operational strength of any of Republic’s Partners, such Partner may be unable to make the payments due to Republic under its CPA. In addition, a Partner may reduce utilization of Republic’s aircraft to the minimum levels specified in the relevant CPAs, and it is possible that any CPA with a Partner that files for reorganization under Chapter 11 of the U.S. Bankruptcy Code may not be assumed in bankruptcy and could be modified or terminated. Republic’s Partners have experienced, and may experience in the future, a sudden and severe loss of passenger demand and significant financial stress as a result of unforeseen events or conditions. Any such event impacting Republic’s Partners could have an adverse effect on Republic’s operations.

Republic’s Partners may choose to operate their own regional aircraft, thus limiting the opportunity for expansion of Republic’s relationships with them.

Republic depends on major airlines, such as Republic’s Partners, to contract with it instead of purchasing and operating their own aircraft; however, some major airlines own their own regional airline subsidiaries and operate their own regional aircraft instead of entering into contracts with Republic or other independent regional carriers. Currently, the regional airlines owned by major airlines include Endeavor Air, Inc. (“Endeavor”) (owned by Delta Air Lines), Envoy Air Inc. (“Envoy”) (subsidiary of the parent company of American Airlines), PSA Airlines, Inc. (“PSA”) (subsidiary of the parent company of American Airlines), Piedmont Airlines (“Piedmont”) (subsidiary of the parent company of American Airlines), and Horizon Air Industries, Inc. (“Horizon”) (owned by Alaska Air Group, Inc.). The major airlines possess the financial and other resources needed to acquire and operate their own regional jets, create or grow their own captive regional airlines, or acquire other regional air carriers instead of entering into contracts with Republic. Republic has no guarantee that in the future Republic’s Partners or any other airline will choose to enter into contracts with it instead of purchasing their own aircraft or entering into relationships with competing regional airlines, as they are not prohibited from doing so under the CPAs. A decision by American Airlines, Delta Air Lines, or United Airlines to phase out Republic’s contract-based relationships as they expire and instead acquire and operate their own aircraft or enter into similar agreements with one or more of Republic’s competitors could have a material adverse effect on Republic’s financial condition and results of operations. Because of the concentration of major airlines in the industry, Republic would have difficulty replacing lost revenues if any of Republic’s Partners were to terminate or reduce their CPAs with Republic.

Republic’s Partners may be restricted in increasing the level of business that they conduct with Republic, thereby limiting Republic’s growth.

In general, the pilots’ unions of certain major airlines have negotiated clauses in their CBAs that restrict the number and/or size of aircraft that can be operated by the regional partners of such major airlines, referred to in the industry as “scope clauses.” These CBAs limit regional airlines to flying aircraft with a maximum take-off weight of 86,000 pounds and a maximum passenger configuration of 76 seats with certain exceptions expressly provided in certain CBAs. Except as contemplated by its existing CPAs, Republic cannot be sure that Republic’s Partners will contract with it to fly any additional aircraft.

Republic may not have additional growth opportunities or may agree to modifications to Republic’s CPAs that reduce certain benefits to it in order to obtain additional aircraft or for other reasons. Given the competitive nature of the airline industry, Republic believes its current environment with limited growth opportunities may result in competitors accepting reduced margins and less favorable contract terms in order to secure new or additional capacity purchase operations. Even if Republic is offered growth opportunities by Republic’s Partners, those opportunities may involve economic terms or financing commitments that are unacceptable to Republic. Additionally, Republic’s Partners may reduce the number of regional jets in their system by not renewing or extending existing flying arrangements with regional operators or transitioning those flying arrangements to their own captive regional carriers. Any one or more of these factors may reduce or eliminate Republic’s ability to expand its flight operations with Republic’s Partners.

Disagreements regarding the interpretation of the CPAs with Republic’s Partners could have an adverse effect on Republic’s operating results and financial condition.

To the extent that Republic experiences disagreements regarding the interpretation of the CPAs or other agreements, Republic will likely expend valuable management time and financial resources in its efforts to resolve those disagreements. Those disagreements may result in litigation, arbitration, settlement negotiations, or other proceedings. Furthermore, there can be no assurance that any or all of those proceedings, if commenced, would be resolved in Republic’s favor or that Republic would be able to exercise sufficient leverage in any proceeding relative to its major airline partners to achieve a favorable outcome. An unfavorable result in any such proceeding could have adverse financial consequences and could require Republic to modify its operations. Such disagreements and their consequences could have an adverse effect on Republic’s operating results and financial condition.

Republic may face “tail risk” in the event it finances aircraft or makes aircraft lease commitments whereby the underlying mortgage or lease commitment extends beyond the terms of its existing CPA.

While Republic does not expect that any current aircraft debt balances owed at the end of its current CPA terms will exceed the related proceeds Republic could collect from the sale of these assets in the marketplace, Republic cannot provide assurance that this will always be the case. In the event lease commitments extend beyond the life of the CPA or debt balances exceed the related proceeds Republic could collect from the sale of those assets, it expects that it would pursue alternative uses of those aircraft. Such alternative uses include, but are not limited to, operating the aircraft with another major airline under a negotiated CPA or leasing or subleasing the aircraft to another operator. In doing so, Republic likely will incur inefficiencies and incremental costs, such as changing the aircraft livery and cabin interiors, and the terms of the new agreement may be less favorable to Republic than those of the pre-existing agreement, each of which would negatively impact its financial results.

The residual value of Republic’s owned aircraft may be less than estimated in its depreciation policies.

As of June 30, 2025, Republic had $2.2 billion of aircraft, engines, property, and other equipment, net of accumulated depreciation and amortization, of which most relates to aircraft and engines. In accounting for these long lived assets, Republic makes estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long lived assets, a significant change in the condition of the long lived assets, and operating cash flow losses associated with the use of the long lived assets. In the event the estimated residual value of any of Republic’s aircraft types is determined to be lower than the residual value assumptions used in its depreciation policies, the applicable aircraft type in Republic’s fleet may be impaired and may result in a material reduction in the book value of applicable aircraft types Republic operates or Republic may need to prospectively modify its depreciation policies. Impairment on any of the aircraft types Republic operates or an increased level of depreciation expense resulting from a change to Republic’s depreciation policies could result in a material negative impact to its financial results. Republic has recorded impairment charges in the past when aircraft values decreased faster than its depreciation policies and future cash flows did not support the current net book value of the aircraft.

Risks Related to Republic’s Operating Costs and Personnel

Republic may experience difficulty hiring, training, and retaining qualified aviation professionals.

As is common within the regional airline industry, Republic has, from time to time, faced considerable turnover of its employees. Republic’s pilots, flight attendants, maintenance technicians, and dispatchers sometimes leave to work for major airline, low cost, and cargo carriers, which generally offer higher salaries and more extensive benefit programs than regional airlines are financially able to offer.

The airline industry has experienced a significant shortage of qualified personnel, specifically pilots, as a result of decreased interest in the profession, new and more stringent government regulations, and an aging pilot population. These factors have created a greater industry-wide demand for pilots, including at major airlines, low cost, and cargo carriers, which frequently recruit from regional airlines and offer higher salaries and more extensive benefit programs than regional carriers have historically offered. This, in turn, has increased difficulty for regional airlines to retain sufficient pilot staffing levels.

In 2013, the congressionally mandated pilot experience qualifications contained in the Airline Safety and Federal Aviation Administration Extension Act of 2010 became effective (“FAA Qualification Standards”). As a result of this legislation, the age and training requirements for Republic’s First Officer pilots generally increased to 23 years and 1,500 hours of flight time, respectively, and First Officer pilots are required to hold an Air Transport Pilot (“ATP”) Certificate. Previously, First Officers were required to have only a commercial pilot certificate, which required 250 hours of flight time and no ATP certification requirement. Military pilots are subject to somewhat lower requirements, but there is a limited number of military- trained pilots available to enter the workforce. In addition, the FAA implemented a regulation beginning in 2014 that increased the flight crew duty, flight, and rest requirements for pilots. This update changed the length of time a pilot may be on duty and how much she or he may fly in a day, month, and year. These limitations, together with the more restrictive certification and qualification requirements, have resulted in a scarcity of qualified new entrants and have contributed to a severe nationwide pilot shortage from time to time.

The industry-wide pilot shortage is also caused by the aging population of experienced pilots approaching the mandatory retirement age of 65. As a result, the global demand for pilots is expected to increase over the next decade. The shift in demographics is concentrated at major airline, low cost, and cargo carriers, giving rise to increased attrition at regional air carriers to replace those pilots. There can be no assurance that Republic will be able to attract and retain sufficient qualified pilots and Republic’s operations and financial condition may be negatively impacted if it is unable to hire and train pilots in a timely manner.

In 2022 and 2023, Republic experienced significant levels of pilot attrition, particularly attrition of captains and experienced first officers, as a result of industry-wide hiring following the COVID-19 pandemic. The corresponding shortages of captains caused a sequential reduction in Republic’s annual block hours in 2022, 2023, and the first half of 2024. Although captain attrition levels eased in 2024, future elevated pilot attrition levels could constrain Republic’s flight schedules. Operating at reduced flying schedules results in operating inefficiencies which negatively impacts Republic’s financial results.

Additionally, there can be no assurance that labor shortages may not affect other staffing needs, including those related to flight attendants, dispatchers, and maintenance technicians. If Republic is unsuccessful in sufficiently staffing these positions, Republic’s operations and financial condition may be negatively impacted if hiring and training of flight attendants, dispatchers, and maintenance technicians is not done in a timely manner.

Increases in Republic’s labor costs, which constitute a substantial portion of Republic’s total operating costs, will directly impact Republic’s earnings and ability to compete for new fixed-fee business.

Wages and benefits constituted 52% of Republic’s total operating costs for the six months ended June 30, 2025, and Republic has experienced pressure to increase wages and benefits for its employees. Under Republic’s CPAs, its reimbursement rates for certain operating costs contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index. Republic is entirely responsible for its labor costs, and Republic is not entitled to receive increased payments for its flights from Republic’s Partners if Republic’s labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in Republic’s labor costs above the levels assumed in its reimbursement rates could result in a material adverse effect to Republic’s results of operations and cash flows.

Due to Republic’s business strategy to position the airline for future capacity growth, Republic has from time to time reached a pilot staffing level that exceeds the pilot base necessary to operate its current contractual obligations. These staffing levels are necessary to position Republic’s airline to accept new business, acquire additional aircraft, and expand its fleet. During periods in advance of growth, or in the event that Republic is unable to achieve fleet expansion and capacity growth, the cost to carry excess pilots could result in a material adverse effect to its results of operations and cash flows.

In response to past significant increase in attrition and wage escalation in selected work groups Republic has increased wages and provided signing bonuses to attract new employees in order to be competitive in the marketplace.

Any labor disruption or labor strikes by Republic’s employees or those of Republic’s Partners would adversely affect Republic’s ability to conduct its business.

All of Republic’s pilots, flight attendants, and dispatchers are represented by unions. These employees are essential to Republic’s operations. Collectively, these employees represent approximately 73% of Republic’s workforce as of June 30, 2025. Republic is subject to risks of work interruption or stoppage, and Republic may incur additional administrative expenses associated with union representation of its employees.

Republic has CBAs with its pilots, flight attendants, and dispatchers. Republic’s pilot, flight attendant, and dispatcher CBAs become amendable during the year ending December 31, 2027. Republic cannot provide any assurance of when, and if, the respective unions will ratify a new CBA or assure that future agreements with Republic’s employees’ unions will be on terms in line with its expectations or comparable to agreements entered into by its competitors. Any future agreements may increase Republic’s labor costs and reduce both its income and competitiveness for future business opportunities.

The terms and conditions of Republic’s future CBAs may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency, or other factors, to bear higher employee wage costs than Republic can. In addition, if Republic is unable to reach agreement with any of its unionized work groups in future negotiations regarding the terms of their CBAs, Republic may be subject to work interruptions, stoppages, or shortages. Republic may also become subject to additional CBAs in the future if non-unionized workers were to unionize. Republic is also subject to various ongoing employment disputes outside of the CBAs. Republic considers these to be routine to the ordinary course of its business and not material; however any current or future dispute could become material.

Relations between air carriers and labor unions in the United States are governed by the RLA. Under the RLA, CBAs generally contain amendable dates rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and often lengthy series of bargaining processes overseen by the National Mediation Board (“NMB”). This process continues until either the parties have reached agreement on a new CBA, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers, and unions are free to engage in self-help measures such as lockouts and strikes.

Any strike, labor dispute, or increased unionization among Republic’s employees could disrupt its operations, reduce profitability, or interfere with the ability of Republic’s management to focus on executing business strategies. For example, if a labor strike were to continue for an extended period of time, Republic’s Partners may have cause to terminate Republic’s CPAs with them. As a result, Republic’s business, results of operations, and financial condition may be materially and adversely affected.

Republic’s maintenance expenses will increase as its fleet ages and may be higher than Republic anticipates.

Republic bears substantial costs for routine and major maintenance events. Maintenance expenses comprise a significant portion of Republic’s operating expenses. The average age of Republic’s aircraft is approximately 14 years old. As a result, Republic’s newer aircraft require less maintenance now than they will in the future. Republic has incurred lower maintenance expenses because some of the parts on its aircraft are under multi-year warranties. Republic’s maintenance costs will increase as these warranties expire and its fleet ages. For example, Republic’s recent engine expenses for its aircraft do not reflect the full mature cost of maintaining the aircraft, as they do not include all of Republic’s expenses for future LLP restoration as these parts are only replaced approximately every ten to twelve years. As Republic incurs expenses to replace these LLPs, only a portion of the expense may be passed through to Republic’s Partners, thus Republic’s future results of operations and liquidity will be materially impacted.

In addition, Republic is periodically required to take aircraft out of service for heavy maintenance checks, which can increase costs and reduce revenue. Republic also may be required to comply with regulations and airworthiness directives the FAA issues, the cost of which Republic’s aircraft lessors may only partially assume depending upon the magnitude of the expense. Although Republic believes that its owned and leased aircraft are currently in compliance with all effective FAA airworthiness directives, Republic’s aircraft could fall out of compliance, or additional airworthiness directives may be required in the future, necessitating additional expenditures.

Republic has a significant amount of debt and other contractual obligations that could impair its liquidity and thereby harm its business, results of operations, or financial condition.

The airline business is capital intensive, and as a result, Republic is highly leveraged. As of June 30, 2025, Republic had approximately $1.1 billion in total debt and finance leases. Substantially all of Republic’s debt was incurred in connection with the acquisition of aircraft and spare aircraft engines. This substantial indebtedness could:

•

require Republic to dedicate a substantial portion of cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities;

•	make it difficult for Republic to satisfy its debt service payments and other obligations;

•	limit Republic’s ability to borrow additional funds for working capital, capital expenditures, or other purposes, if needed, and increase the cost of any of these borrowings; and/or

•	reduce Republic’s flexibility in planning for or responding to changing business and economic conditions.

If Republic is unable to meet its debt service obligations or to fund its other liquidity needs, Republic will need to restructure or refinance all or a portion of its debt, which could cause Republic to default on its existing debt obligations and impair its liquidity. Republic’s ability to restructure or refinance its debt will depend on, among other things, its financial condition at such time. Any refinancing of Republic’s indebtedness could be at higher interest rates or otherwise on more onerous terms. Moreover, in the event of a default, the holders of Republic’s indebtedness, could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest, if any.

Republic also has significant long-term debt obligations primarily relating to its aircraft fleet. As of June 30, 2025, Republic’s minimum required debt service payments for the next 12 months totals $283.9 million and its finance lease payments total approximately $10.1 million.

Republic has significant operating lease obligations with respect to its flight simulators, and facility leases, which aggregated to approximately $124.3 million as of June 30, 2025 through the remaining minimum lease terms.

If Republic’s liquidity is materially diminished, it might not be able to timely pay its lease payments and debts or comply with material provisions of its contractual obligations.

Republic’s business could be harmed if Republic is unable to attract, develop, and retain the services of its key personnel.

Republic’s business depends upon the efforts of its key management and operating personnel. If Republic experiences a substantial turnover in its leadership and other key employees and is not able to replace these persons with individuals with comparable skills, Republic’s performance could be materially adversely impacted. In addition, competition for skilled personnel has intensified and may continue to intensify if overall industry capacity continues to increase and/or Republic were to incur attrition at levels higher than it has historically. Republic may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm Republic’s business.

Republic’s Risks Related to Regulation and Litigation

Republic may become involved in litigation that may have a material and adverse effect.

From time to time, Republic may become involved in various legal proceedings relating to matters incidental to the ordinary course of its business, including employment, commercial, product liability, class action, whistleblower, and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, and cause Republic to incur significant expenses or liability and/or require Republic to change its business practices. Because of the potential risks, expenses, and uncertainties of litigation, Republic may, from time to time, settle disputes, even where Republic believes that it has meritorious claims or defenses. Because litigation is inherently unpredictable, Republic cannot assure you that the results of any of these actions will not have a material adverse effect on its business, results of operations, and financial condition.

Regulatory changes or tariffs could negatively impact Republic’s business and financial condition.

Republic relies on a limited number of aircraft types, including E170s and E175s, and Republic imports a substantial portion of the equipment it needs. The issuance of FAA or manufacturer directives restricting or prohibiting the use of the aircraft types Republic operates could negatively impact Republic’s business and financial results. Additionally, potential regulatory changes or action by the U.S. government or U.S. regulatory agencies, including the imposition of new tariffs, increase in existing tariffs, or changes in international trade treaties, could negatively impact the cost and availability of parts and aircraft. Republic’s business may be subject to additional costs as a result of potential regulatory changes, which could have an adverse effect on Republic’s operations and financial results.

The United States has recently enacted and proposed to enact significant new tariffs. There continues to exist significant uncertainty about the future relationship between the United States and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly impact the cost of new Embraer aircraft imported from Brazil, aircraft parts and supplies sourced internationally or impact the cost of service providers located outside of the United States, which in turn would negatively impact Republic.

Republic is subject to various environmental and noise laws and regulations, which could negatively impact Republic’s business and financial condition.

Republic is subject to increasingly stringent federal, state, local, and foreign laws, regulations, and ordinances relating to noise and the protection of the environment, including those relating to emissions to the air, discharges (including storm water discharges) to surface and subsurface waters, safe drinking water, and the use, management, disposal, and release of and exposure to, hazardous substances, oils, and waste materials. Republic is or may become subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through Republic’s third-party specialists or airport facilities at which Republic operates) on its operations. In addition to other potential new regulations, U.S. airport authorities are exploring ways to limit de-icing fluid discharges to groundwater, which can result in additional costs to and restrictions on airlines required to participate in the construction of new or modified airport de-icing facilities. Additionally, air quality initiatives at the state and local level (including state implementation plans for achieving national ozone standards) could, in the future, result in curtailments in services, increased operating costs, limits on expansion, or further emission reduction requirements. Certain airports and/or state governments either have or are seeking to establish environmental fees and other requirements applicable to carbon/greenhouse gas emissions, local air quality pollutants, and/or noise. As a result, Republic may face increased taxes or costs related to greenhouse gas emissions, as well as other regulatory requirements.

Similarly, Republic is subject to environmental laws and regulations that require it to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint, and several, meaning that Republic could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to Republic.

Risks Related to Republic’s Industry

Airlines are often affected by factors beyond their control, including economic conditions, air traffic congestion at airports, air traffic control inefficiencies, government shutdowns, major construction or improvements at airports, FAA grounding of aircraft, increased security measures, new travel-related taxes, and fees, adverse weather conditions and natural disasters.

Demand for air travel could weaken in an economic recession or due to other factors that are outside of Republic’s control. The airline industry is highly cyclical and the level of demand for air travel is correlated to the strength of the U.S. and global economies, including unemployment levels, consumer confidence levels and the availability of consumer and business credit. Air transportation is often a discretionary purchase that leisure travelers may limit or eliminate during difficult economic times. Short-haul travelers, in particular, have the option to replace air travel with surface travel. In addition, during periods of unfavorable economic conditions, business travelers historically have reduced the volume of their travel, either due to cost-saving initiatives, the replacement of travel with alternatives such as videoconferencing, or as a result of decreased business activity requiring travel. Furthermore, an increase in price levels generally or in price levels in a particular sector (such as current inflationary pressures related to domestic and global supply chain constraints, which have led to both overall price increases and pronounced price increases in certain sectors) could result in a shift in consumer demand away from both leisure and business travel. Any of the foregoing could have a significant negative impact on Republic’s results of operations.

Republic’s business is also affected by other factors beyond its control, including air traffic congestion at airports, air traffic control inefficiencies, government shutdowns, major construction or improvements at airports at which Republic operates, increased security measures, new travel-related taxes and fees, adverse weather conditions, natural disasters, and public health events, including the outbreak of disease (such as the COVID-19 pandemic). During periods of fog, ice, low temperatures, storms, or other adverse weather conditions, flights may be cancelled or significantly delayed. For example, in 2024, Republic cancelled approximately 1% of its scheduled flights due to extreme weather.

The federal government controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient, and affordable manner. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays, and such delays may impact Republic’s operations. The federal government also controls airport security. In addition, Congress could enact legislation that could impose a wide range of consumer protection requirements, which could increase the costs of doing business. Further, implementation of the Next Generation Air Transport System, or NextGen, by the FAA could result in changes to required aircraft equipment or aircraft routings and flight paths that could lead to increased flight time and potentially increased costs. In addition, federal government shutdowns can affect the availability of federal resources necessary to provide air traffic control and airport security. Furthermore, a federal government grounding of Republic’s aircraft type could result in flight cancelations and adversely affect Republic’s business.

Adverse weather conditions and natural disasters, such as hurricanes, thunderstorms, winter snowstorms, or earthquakes, can cause flight cancelations or significant delays, and in the past have led to Congressional demands for investigations. Cancelations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security, or other factors may affect Republic to a greater degree than other, larger airlines that may be able to recover more quickly from these events, and therefore could have a material adverse effect on Republic’s business, results of operations, and financial condition to a greater degree. Similarly, outbreaks of pandemic or contagious diseases, such as COVID-19, Ebola, measles, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu, pertussis (whooping cough), and zika virus, or their respective variants, have resulted and could continue to result in significant decreases in passenger traffic and the imposition of government restrictions in service and could have a material adverse impact on the airline industry. Any increases in travel-related taxes could also result in decreases in passenger traffic. Any general reduction in airline passenger traffic could have a material adverse effect on Republic’s business, results of operations, and financial condition. Moreover, U.S. federal government shutdowns may cause delays and cancelations or reductions in discretionary travel due to longer security lines, including as a result of furloughed government employees, or reductions in staffing levels, including air traffic controllers. U.S. government shutdowns may also impact Republic’s ability to take delivery of aircraft and commence operations in new domestic stations. Another extended shutdown like the one in December 2018 to January 2019 may have a negative impact on Republic’s operations.

Under Republic’s CPAs, its regional airline business is partially protected against cancelations due to weather or air traffic control, although these factors may affect its ability to receive incentive payments for flying more than the minimum number of flights specified in Republic’s CPAs.

If passengers perceive the operations of regional aircraft as being unsafe, Republic’s business may be harmed.

Although Republic’s regional jets have never had a crash causing death or serious injury in over 50 years of operations, should the public perceive regional aircraft as less safe including as a result of an accident or incident involving a type of aircraft in Republic’s fleet, Republic’s Partners may be less inclined to renew Republic’s contracts in the future, which could adversely affect Republic’s business and financial condition. This risk is particularly relevant in light of recent incidents within the airline industry, which may lead to increased public sensitivity regarding the safety of regional jets and airlines in general. Such incidents, even if unrelated to Republic or Republic’s Partners, could contribute to a broader climate of concern resulting in reduced consumer confidence and lower demand for air travel.

The airline industry has been subject to a number of strikes or other labor disruptions, which could affect Republic’s business.

The airline industry has been negatively impacted by a number of labor strikes and other labor disruptions. Any new CBA entered into by other carriers may result in higher industry wages and increase pressure on Republic to increase the wages and benefits of Republic’s union employees to avoid the risks of strikes, work stoppages, or other labor disruptions. Furthermore, since Republic relies on each of Republic’s Partners for its operating revenues, any labor disruption or labor strike by the employees of any one of Republic’s Partners could have a material adverse effect on its financial condition, results of operations, and the price of its common stock.

The airline industry is heavily regulated.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that impose significant costs. In the last several years, Congress has passed laws and the FAA, DOT, and TSA have issued regulations, orders, directives, rulings, and guidance relating to the operation, maintenance, safety, and security of airlines and to consumer protections that have required significant expenditures. Republic expects to continue to incur expenses in connection with complying with such laws and government regulations, orders, directives, rulings, and guidance. FAA requirements cover, among other things, retirement of aged aircraft, collision avoidance systems, airborne wind shear avoidance systems, noise abatement, aircraft safety measures, and increased inspection and maintenance procedures to be conducted on older aircraft.

The FAA in its authority granted by U.S. federal legislation issues mandatory regulations and orders relating to, among other things, pilot and flight attendant rest rules, air traffic procedures, the grounding of aircraft, inspection of aircraft, installation of new safety-related items, and removal, replacement, or modification of aircraft parts that have failed or may fail in the future. Republic is dependent on the operation of the FAA even in times of government agency closures and employee furloughs affected by intermittent periods of shutdown of the U.S. government. Republic’s inability to secure the necessary registrations, permits, and approvals from the FAA in these times could impact its ability to operate its aircraft, which could in turn, adversely impact Republic’s results of operations. Similarly, a decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of Republic’s aircraft, for any reason, could negatively impact Republic’s results of operations.

In addition to state and federal regulation, airports, and municipalities enact rules and regulations that affect Republic’s operations. The imposition of any limits on the use of Republic’s aircraft at any airport at which it operates could interfere with Republic’s obligations under its CPAs and severely interrupt its business operations.

Additional laws, regulations, taxes, and increased airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel.

Republic incurs substantial costs in maintaining its current certifications and otherwise complying with the laws, rules, and regulations to which Republic is subject. Republic cannot predict whether it will be able to comply with all present and future laws, rules, regulations, and certification requirements or that the cost of continued compliance will not significantly increase its costs of doing business.

The DOT has broad authority over airlines and their consumer and competitive practices and has used this authority to issue numerous regulations and pursue enforcement actions, including rules and fines relating to the handling of lengthy tarmac delays, consumer notice requirements, consumer complaints, customer service commitments, contracts of carriage, and the transportation of passengers with disabilities. Among these are recently issued rules on refunds on airfare, baggage fees, and ancillary services, rules on disclosure of information regarding fees for ancillary services and rules regarding accommodation of passengers with disabilities. Furthermore, in 2024, the U.S. Congress approved a five-year reauthorization for the FAA, which encompasses significant aviation tax and policy-related issues. The law includes a range of policy changes related to enhancing aviation safety, improving and modernizing air traffic control, and strengthening the aviation workforce, implementation of some items continues into the new Administration, and depending on how they are implemented, could impact Republic’s operations and costs.

The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential partners, which could adversely affect Republic’s operating results and financial condition.

The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential partners, which could adversely affect Republic’s operating results and financial condition. Republic competes with other regional airlines, some of which are owned by or operated as partners of major airlines, on various factors including, but not limited to, labor resources, including pilots, flight attendants, maintenance technicians, and dispatchers; low operating costs; financial resources, including the ability to finance aircraft at competitive terms; geographical infrastructure; and overall customer service levels relating to on-time arrival and flight completion percentages. Republic’s Partners rely on Republic to fly passengers from various locations into their hubs under Republic’s CPAs at competitive terms. Within the airline industry, Republic also faces indirect competition from low-cost or ultra-low-cost carriers who compete with Republic’s Partners on many routes Republic operates, and major airlines on many of Republic’s routes, including carriers that fly point to point instead of to, or through, a hub. Additionally, future developments of electric-powered aircraft designed to operate on routes typically served by regional aircraft could impact Republic’s Partners’ strategy and result in reduction of demand or increase Republic’s capital expenditures and could have a negative impact on Republic’s business and financial condition.

In addition, some of Republic’s competitors are larger and have significantly greater financial and other resources than it does. Moreover, federal deregulation of the industry allows competitors to rapidly enter Republic’s markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

The DOT has broad authority over airlines and their consumer and competitive practices and has used this authority to issue numerous regulations and pursue enforcement actions, including rules and fines relating to the handling of lengthy tarmac delays, consumer notice requirements, consumer complaints, customer service commitments, contracts of carriage, and the transportation of passengers with disabilities. Among these is the series of Enhanced Airline Passenger Protection rules issued by the DOT. See “—The airline industry is heavily regulated.”

Furthermore, the airline industry has undergone substantial consolidation, and any additional consolidation or significant alliance activity within the airline industry could further limit the number of potential partners with whom Republic could enter into CPAs, which could adversely affect Republic’s operating results and financial condition.

Terrorist activities or warnings have dramatically impacted the airline industry and will likely continue to do so.

Past terrorist attacks and their aftermath negatively impacted the airline industry in general, including Republic’s operations. If additional terrorist attacks or other acts of violence are launched against the airline industry, there will be lasting consequences of such attacks, which may include loss of life, property damage, increased security, and insurance costs, increased concerns about future terrorist attacks, increased government regulation, and airport delays due to heightened security. Republic cannot provide any assurance that these events will not harm the airline industry generally or its operations or financial condition in particular.

Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on Republic’s business, results of operations and financial condition.

If Republic is unable to obtain sufficient insurance (including aviation, hull and liability insurance, cyber, and property and business interruption coverage) due to factors such as market conditions, or otherwise, to cover any material liabilities or losses related to Republic’s business, including any significant damage to its property or disruption to its operations caused by a natural catastrophe or any significant accident in which serious injury or death occurs, Republic’s results of operations and financial condition could be materially adversely affected.

General Risks Related to Republic

Republic’s ability to utilize net operating loss carry-forwards may be limited.

As of June 30, 2025, Republic had estimated NOLs of approximately $260 million for U.S. federal income tax purposes that begin to expire in 2025. Republic has recorded a valuation allowance of $36.4 million primarily related to these federal and certain state NOLs. Section 382 of the Code, imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of Republic’s NOLs would be subject to an annual limitation under Section 382. Any unused NOLs in excess of the annual limitation may be carried over to later years.

The imposition of a limitation on Republic’s ability to use its NOLs to offset future taxable income could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitation were not in effect and could cause such NOLs to expire unused, reducing or eliminating the benefit of such NOLs. Based on analysis that Republic performed, Republic believes it has not experienced a change in ownership as defined by Section 382 since it exited bankruptcy in 2017. However, substantially all of Republic’s NOLs generated prior to its emergence from bankruptcy in 2017 are subject to annual limitations under Section 382. While this offering may result in an additional change in ownership as defined by Section 382, Republic does not expect any such change in ownership to materially impact limitations on the utilization of its NOLs.

Republic is increasingly dependent on technology, and if its technology fails, it does not adequately continue to invest in new technology or it is the subject of any cybersecurity incidents of its information technology infrastructure, Republic’s business may be adversely affected.

The performance and reliability of Republic’s technology, and the technology of Republic’s Partners, are critical to Republic’s ability to compete effectively. Republic has become increasingly dependent on technology to manage its flight operations, reduce costs, and compete in the current business environment, such as software programs supporting flight operations, supply chain logistics, crew scheduling, and crew communications. Technology initiatives will continue to require significant capital investments in order to deliver these expected benefits. If Republic is unable to make these investments, the technology fails, or the expected benefits do not materialize, Republic’s business and operations could be negatively affected.

Any internal technological error or failure or large-scale external interruption in the information systems, networks, hardware, software, and technological infrastructure Republic depends on, such as U.S. air traffic control systems, power, telecommunications, or the internet, may disrupt Republic’s internal network, impact Republic’s ability to conduct its business, lower the utilization of Republic’s aircraft, negatively impact Republic’s reputation, lower revenue, and/or result in increased costs. Republic’s technological systems (including those provided by third parties) and those of Republic’s Partners, may be vulnerable to a variety of sources of interruption due to events beyond Republic’s control, including natural disasters, terrorist attacks, telecommunications or IT System failures, computer viruses, hackers, and other security issues.

In addition, as a part of Republic’s ordinary business operations, it collects and stores sensitive data, including the personal information of its employees. Republic’s information systems are subject to an increasing threat of continually evolving cybersecurity risks that may compromise the confidentiality, integrity, and availability of such systems. Unauthorized parties, including diverse threat actors such as state-sponsored organizations, opportunistic hackers and hacktivists, may attempt to gain access to Republic’s technological systems or information through fraud or other means of deception, including through diverse attack vectors, such as social engineering/phishing, security breaches, malfeasance by insiders, human, or technological error, computer viruses, malicious destructive code, misconfigurations “bugs”, or other vulnerabilities in commercial software that is integrated into Republic’s technological systems. The methods used to obtain unauthorized access, disable, or degrade service, or sabotage systems are constantly evolving and threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent security controls, evade detection and remove forensic evidence. As a result, Republic may be unable to anticipate or to detect, investigate, remediate, or recover from attacks or incidents for long periods of time. Republic may not be able to prevent all data security breaches or misuse of data. The compromise of Republic’s technology systems resulting in the loss, disclosure, misappropriation of, or access to, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption to Republic’s operations, and damage to its reputation, any or all of which could adversely affect its business and financial condition.

Republic’s ability to obtain financing or access capital markets may be limited.

There are a number of factors that may limit Republic’s ability to raise financing or access capital markets in the future, including its significant debt and future contractual obligations, its liquidity and credit status, its operating cash flows, the market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets, and the financial position of the major providers of commercial aircraft financing. Republic cannot assure you that it will be able to source external financing for its planned aircraft acquisitions or for other significant capital needs, and if Republic is unable to source financing on acceptable terms, or if Republic is unable to source financing at all, its business could be materially and adversely affected. To the extent Republic finances its activities with additional debt, it may become subject to financial and other covenants that may restrict its ability to pursue its business strategy or otherwise constrain its growth and operations.

Republic may not be able to successfully implement its growth strategy.

Republic’s growth strategy includes, among other things, providing additional regional flying services to Republic’s Partners and/or providing regional flying services to other airlines. Republic faces numerous challenges in implementing its growth strategy. Republic may be unsuccessful in entering into relationships on terms that are acceptable to it.

Republic can offer no assurances that its effort to execute its growth strategy will be successful. Among other negative effects, Republic’s investment in new business opportunities may exceed the returns it realizes. Additionally, any new investments could have higher cost structures than Republic’s current business, which could reduce operating margins and require more working capital.

Republic’s business strategy includes making investments that complement its existing business. These investments could be unsuccessful or consume significant resources, which could adversely affect its operating results.

Some of the businesses Republic may seek to invest in may be marginally profitable or unprofitable. For these businesses to achieve acceptable levels of profitability, Republic may need to improve their management and operations. Investments may involve significant cash expenditures, debt incurrence, operating losses, and expenses.

It may be difficult for Republic to complete investments quickly or integrate investments efficiently into Republic’s current business operations. Any investments may ultimately harm Republic’s business or financial condition, as such investments may not be successful and may ultimately result in impairment charges.

Risks Related to the Ownership of the Common Stock of the Surviving Corporation

If any of the events described in “Risks Related to Mesa” or “Risks Related to Republic” occur, those events could cause potential benefits of the Merger not to be realized.

Following completion of the Merger, the Surviving Corporation will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Mesa” and “Risks Related to Republic.” To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the Surviving Corporation could be adversely affected in a material way. This could cause the market price of the Surviving Corporation’s common stock to decline.

The market price of the Surviving Corporation’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the Surviving Corporation’s common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the Surviving Corporation’s common stock to fluctuate include:

•	failure to meet or exceed financial and development projections the Surviving Corporation may provide to the public;

•	if the Surviving Corporation does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant transactions, strategic collaborations, joint ventures, or capital commitments by the Surviving Corporation or its competitors;

•	actions taken by regulatory agencies with respect to the Surviving Corporation’s operations;

•	disputes or other developments relating to litigation matters;

•	additions or departures of key personnel;

•	significant lawsuits, including stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the Surviving Corporation’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the airline sector;

•	sales of securities by the Surviving Corporation or its securityholders in the future;

•	if the Surviving Corporation fails to maintain or, if necessary, raise an adequate amount of capital to fund its operations;

•	trading volume of the Surviving Corporation’s common stock;

•	announcements by competitors of significant contracts, commercial relationships, or capital commitments; and

•	period-to-period fluctuations in the Surviving Corporation’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Surviving Corporation’s common stock. In addition, a recession, depression, or other sustained adverse market event could materially and adversely affect the Surviving Corporation’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the Surviving Corporation experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Surviving Corporation’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition, and cash flows.

If the Surviving Corporation fails to attract and retain management and other key personnel, it may be unable to continue to successfully implement its business plan.

The Surviving Corporation’s ability to compete in the highly competitive airline industry depends on its ability to attract and retain highly qualified managerial and other personnel. The Surviving Corporation will be highly dependent on its management personnel. The loss of the services of any of these individuals could impact negatively its ability to implement successfully its business plan. If the Surviving Corporation loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Surviving Corporation might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among airline and other businesses.

The Surviving Corporation may incur losses for the foreseeable future and may never achieve profitability.

The Surviving Corporation may never become profitable, even if the Surviving Corporation is able to achieve the prior operating results of Mesa. Even if the Surviving Corporation does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

The Surviving Corporation will have broad discretion in the use of its cash and cash equivalents and may invest in ways with which you do not agree and in ways that may not increase the value of your investment in the Surviving Corporation’s common stock.

The Surviving Corporation will have broad discretion over the use of its cash and cash equivalents. You may not agree with the Surviving Corporation’s decisions, and its use of the proceeds may not yield any return on your investment. A failure by the Surviving Corporation to apply these resources effectively could compromise its ability to pursue its growth strategy and the Surviving Corporation might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the Surviving Corporation’s cash resources.

The Surviving Corporation will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The Surviving Corporation will incur significant legal, accounting and other expenses as a public company that Republic did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The Surviving Corporation’s management team will consist of the executive officers of Republic prior to the Merger. Certain of these executive officers and other personnel may need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the Surviving Corporation complies with all of these requirements. Any changes the Surviving Corporation makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules, and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the Surviving Corporation to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Merger, failure by the Surviving Corporation to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Merger, Mesa, under the new name “Republic Airways Holdings Inc.” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Mesa agreed to use its commercially reasonable efforts to cause the shares of Mesa common stock being issued in the Merger (including any common stock issuable in the Escrow Issuance to the Pre-Merger Mesa Shareholders) to be approved for listing on Nasdaq at or prior to the Effective Time. Based on information currently available to Mesa, Mesa anticipates that its stock will be unable to meet the $4.00 minimum bid price initial listing requirement at the Closing unless it effects a reverse stock split. Mesa may, subject to obtaining the prior written consent of Republic as provided under the Merger Agreement, effectuate a reverse stock split of the shares of Mesa common stock in order to facilitate such shares meeting the $4.00 minimum bid price. Should a reverse stock split be effectuated, it cannot be assured that such reverse stock split will result in an approval of the Nasdaq listing or accomplish this objective for any meaningful period of time or result in a trading price for the affected common stock that is proportional to the ratio of the split. Any permanent or sustained increase in the market price of the common stock will depend upon many factors, including business and financial performance, general market conditions and prospects for future success. In addition, a reverse stock split could result in a decrease to the Surviving Corporation’s liquidity or negatively impact the Surviving Corporation’s overall market capitalization. Following the Merger, if the Surviving Corporation is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the Surviving Corporation that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the common stock of the Surviving Corporation is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over- the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the Surviving Corporation; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the Surviving Corporation. Also, it may be difficult for the Surviving Corporation to raise additional capital if the Surviving

Corporation’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the Surviving Corporation and could have a material adverse effect on the Surviving Corporation.

The Surviving Corporation will be subject to laws and regulations affecting public companies that will increase the Surviving Corporation’s costs and the demands on management and could harm the Surviving Corporation’s operating results and cash flows.

The Surviving Corporation will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Surviving Corporation file with the SEC, annual, quarterly, and current reports with respect to the Surviving Corporation’s business and financial condition as well as other disclosure and corporate governance requirements. The Surviving Corporation will be required to comply with these legal and regulatory requirements applicable to public companies and will incur significant legal, accounting, and other expenses to do so. If the Surviving Corporation is not able to comply with the requirements in a timely manner or at all, the Surviving Corporation’s financial condition or the market price of the Surviving Corporation’s common stock may be harmed. For example, if the Surviving Corporation or its independent auditor identifies deficiencies in the Surviving Corporation’s internal control over financial reporting that are deemed to be material weaknesses the Surviving Corporation could face additional costs to remedy those deficiencies, the market price of the Surviving Corporation’s stock could decline or the Surviving Corporation could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If the Surviving Corporation fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided the Surviving Corporation continues to be listed on Nasdaq, the Surviving Corporation will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the Surviving Corporation maintain effective disclosure controls and procedures and internal control over financial reporting. The Surviving Corporation must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Republic has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Following the Merger, the Surviving Corporation will be required to incur substantial professional fees and internal costs to expand its accounting and finance functions and expend significant management efforts. The Surviving Corporation may experience difficulty in meeting these reporting requirements in a timely manner.

The Surviving Corporation may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The Surviving Corporation’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the Surviving Corporation is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the Surviving Corporation may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline, and it could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities.

The unaudited pro forma condensed combined financial information for Mesa and Republic included in this proxy statement/prospectus are preliminary, and the Surviving Corporation’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information for Mesa and Republic included in this proxy statement/ prospectus are presented for illustrative purposes only and is not necessarily indicative of the Surviving Corporation’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The Surviving Corporation’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final Exchange Ratio could differ from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 342 of this proxy statement/prospectus.

Future sales of shares by existing stockholders could cause the Surviving Corporation’s stock price to decline.

If existing securityholders of Mesa and Republic sell, or indicate an intention to sell, substantial amounts of the Surviving Corporation’s common stock in the public market after legal or contractual lock-up restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the Surviving Corporation could decline.

Unfavorable global economic conditions could adversely affect the Surviving Corporation’s business, financial condition, results of operations or cash flows.

The Surviving Corporation’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Surviving Corporation’s business, including, weakened demand for the Surviving Corporation’s product candidates and the Surviving Corporation’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the Surviving Corporation’s suppliers, possibly resulting in supply disruption, or cause the Surviving Corporation’s customers to delay making payments for its services. Any of the foregoing could harm the Surviving Corporation’s business and the Surviving Corporation cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

Provisions of the Post-Conversion Charter and the Post-Conversion Bylaws, which will be the certificate of incorporation and bylaws of the Surviving Corporation and provisions under Delaware law could make an acquisition of the Surviving Corporation more difficult and may prevent attempts by its stockholders to replace or remove its management.

If Proposal Nos. 1 and 2 are approved by Mesa’s stockholders at the Mesa Special Meeting and the Delaware Conversion is completed, the Post-Conversion Charter and the Post-Conversion Bylaws in the forms filed as Exhibit 3.4 and 3.5 to the registration statement of which this proxy statement/prospectus forms a part, respectively, will become Mesa’s bylaws and certificate of incorporation, and, assuming the approval of Proposals Nos. 1 and 2, at the Effective Time, will become the Surviving Corporation’s bylaws and certificate of incorporation as described in more detail in the section titled “The Merger Agreement – Governing Documents” beginning on page 143 of the accompanying proxy statement/prospectus. Provisions that will be included in the Post-Conversion Charter and Post-Conversion Bylaws may discourage, delay, or prevent a merger, acquisition or other change in control of the Surviving Corporation that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the

Surviving Corporation’s common stock, thereby depressing the market price of its common stock. In addition, because the Surviving Corporation’s board of directors will be responsible for appointing the members of the Surviving Corporation’s management team, these provisions may frustrate or prevent any attempts by the Surviving Corporation’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the Surviving Corporation’s board of directors. Among other things, these provisions will include the following:

•

the authorized number of the Surviving Corporation’s directors may be changed only by resolution of its board of directors and only its board of directors is authorized to fill vacant directorships and newly created directorships;

•	advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	stockholders are not entitled to the right to cumulate votes in the election of directors;

•	limitations on who may call a special meeting of stockholders; and

•

the board of directors is authorized to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively deterring acquisitions that have not been approved by the Surviving Corporation’s board of directors.

Moreover, because the Surviving Corporation will be incorporated in Delaware, it will be subject to the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder (which is generally defined to include any person that owns 15% or more of the corporation’s outstanding voting stock and their affiliates and associates) for three years following the time that the person becomes an “interested stockholder” unless, among other exclusions, (i) prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at a meeting and not by written consent. Although Mesa and Republic believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the Surviving Corporation’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the Surviving Corporation’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The Post-Conversion Charter, which will be the certificate of incorporation of the Surviving Corporation will provide that, unless the Surviving Corporation consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the Surviving Corporation and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Surviving Corporation or its directors, officers, employees, or agents.

The Post-Conversion Charter, which will be the certificate of incorporation of the Surviving Corporation as described in more detail in the section titled “The Merger Agreement – Governing Documents” beginning on page 143 of the accompanying proxy statement/prospectus, will provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of or based on a breach of fiduciary duty owed by any of its current or former directors, officers, other employees, or stockholders to the Surviving Corporation or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, its certificate of incorporation or its bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor refers to herein as the “Delaware Forum Provision.” The Surviving Corporation reserves the right to assert that the Delaware Forum Provision applies to any derivative action or proceeding to procure a judgment in the Surviving Corporation’s favor, provided that, for the avoidance of doubt, the Delaware Forum Provision will not apply to claims arising under the Securities Act, the Exchange Act or any other claim for which the federal district courts are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim. It is, however, uncertain whether a court would enforce the Delaware Forum Provision with respect to a derivative action or proceeding brought by a stockholder to enforce the Surviving Corporation’s rights under the Exchange Act. The Surviving Corporation will not assert that the Delaware Forum Provision applies to any direct action brought by a stockholder to enforce rights under the Exchange Act or Securities Act. The certificate of incorporation of the Surviving Corporation will further provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor refers to herein as the “Federal Forum Provision.” It is, however, uncertain whether a court would enforce the Federal Forum Provision with respect to a proceeding brought by a stockholder to enforce its rights under the Securities Act. In addition, the certificate of incorporation of the Surviving Corporation will provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders of the Surviving Corporation in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, such provisions may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the Surviving Corporation or its directors, officers, employees, or stockholders, which may discourage such lawsuits against the Surviving Corporation and its directors, officers, employees, and stockholders even though an action, if successful, might benefit its stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/ prospectus contain forward-looking statements relating to Mesa, Republic, the Merger, and the other proposed transactions contemplated thereby.

These forward-looking statements include express or implied statements relating to Mesa’s and Republic’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward- looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Mesa, Republic or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Mesa’s or Republic’s control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the Closing are not satisfied, including the failure to obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the transaction and the ability of each of Mesa and Republic to consummate the transaction; risks related to Mesa’s continued listing on the Nasdaq Stock Market until Closing; risks related to Mesa’s and Republic’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the Surviving Corporation upon Closing and other events and unanticipated spending and costs that could reduce the Surviving Corporation’s cash resources; the occurrence of any event, change, or other circumstance or condition that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Merger on Mesa’s or Republic’s business relationships, operating results, and business generally; costs related to the Merger; the outcome of any legal proceedings that may be instituted against Mesa, Republic, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; adverse legislative, regulatory, political, and economic developments. Should one or more of these risks or uncertainties materialize, or should any of Mesa’s or Republic’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Mesa considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Mesa’s and Republic’s forward-looking statements only speak as of the date they are made, and Mesa and Republic do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

For a discussion of the factors that may cause Mesa, Republic or the Surviving Corporation’s actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Mesa and Republic to complete the Merger and the effect of the Merger on the business of Mesa, Republic, and the Surviving Corporation, please see the section titled “Risk Factors” beginning on page 47 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Mesa and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 383 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Mesa, Republic, or the Surviving Corporation could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Mesa and Republic do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF MESA STOCKHOLDERS

Date, Time and Place

The Mesa Special Meeting will be held on      , 2025, commencing at   :   Mountain Standard Time, unless postponed or adjourned to a later date. The Mesa Special Meeting will be held at 2525 E. Camelback Road, Suite 1000, Phoenix, Arizona 85016. You will be able to attend and participate in the Mesa Special Meeting in person where you will be able to ask questions and vote. Mesa is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Mesa’s board of directors for use at the Mesa Special Meeting and any adjournments or postponements of the Mesa Special Meeting. This proxy statement/prospectus is first being furnished to Mesa stockholders on or about    , 2025.

Purposes of the Mesa Special Meeting

1.

Approve the Merger and all transactions contemplated by the Merger Agreement, including the Merger and the conversion of Mesa from a Nevada corporation to a Delaware corporation by means of a conversion, pursuant to the Plan of Conversion (the “Merger Proposal” or “Proposal No. 1”);

2.

Approve (i) the issuance of shares of common stock of Mesa, which will represent more than 20% of the shares of Mesa common stock outstanding immediately prior to the Merger, (a) to stockholders of Republic pursuant to the terms of the Merger Agreement, dated as of April 4, 2025, a copy of which is attached as Annex A to this proxy statement/prospectus, and (b) in respect of the Escrow Shares, which shall ultimately be distributed to one or more of United Airlines, the Surviving Corporation, or the Pre-Merger Mesa Shareholders, pursuant to the terms of the Merger Agreement and the Three Party Agreement and (ii) the change of control arising from the issuance of shares in connection with the Merger and the Escrow Issuance, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 2”);

3.

Approve on an advisory (non-binding) basis, certain compensation payments that will or may be made by Mesa to its named executive officers in connection with the Merger (the “Advisory Compensation Proposal” or “Proposal No. 3”);

4.	Approve the 2025 Equity Incentive Plan (the “Equity Plan Proposal” or “Proposal No. 4”); and

5.

Approve an adjournment of the Mesa Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4 (the “Adjournment Proposal” or “Proposal No. 5”).

Each of Proposal Nos. 1 and 2 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 2, 3, and 4 will not take place unless approved by the requisite Mesa stockholders and the Merger is consummated.

Recommendation of Mesa’s Board of Directors

Mesa’s board of directors believes that each of the proposals to be presented at the Mesa Special Meeting is in the best interests of Mesa and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals described in the accompanying proxy statement/prospectus as further described below.

When you consider the recommendation of Mesa’s board of directors, you should keep in mind that certain of Mesa’s board of directors and officers have interests in the Merger that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	the beneficial ownership of certain of Mesa’s board of directors and officers of an aggregate of 2,427,852 shares of Mesa common stock, as of June 20, 2025;

•	the anticipated continuation of Ellen Artist, a current director of Mesa, as a director of the Surviving Corporation following the Closing; and

•	the continued indemnification of current directors and officers of Mesa and the continuation of directors’ and officers’ liability insurance after the Merger.

Record Date and Voting Power

Only holders of record of Mesa common stock at the close of business on the record date    , 2025, are entitled to notice of, and to vote at, the Mesa Special Meeting. At the close of business on the record date, there were     holders of record of Mesa common stock and there were     shares of Mesa common stock issued and outstanding. Each share of Mesa common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

This proxy statement/prospectus is solicited on behalf of Mesa’s board of directors for use at the Mesa Special Meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Mesa common stock, Computershare, then you are a stockholder of record. Whether or not you plan to attend the Mesa Special Meeting in person, Mesa urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted, the form of which is attached as Annex C to this proxy statement/prospectus.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Mesa Special Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Mesa Special Meeting, Mesa encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Mesa Special Meeting, you may still attend the Mesa Special Meeting and vote. In such case, your previously submitted proxy will be disregarded.

•	To vote at the Mesa Special Meeting, attend the Mesa Special Meeting and vote in person.

•

To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Mesa Special Meeting, Mesa will vote your shares in accordance with the proxy card.

•	To vote by proxy over the internet, follow the instructions provided on the proxy card.

•	To vote by telephone, you may vote by proxy by calling the toll-free number found on the proxy card.

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received voting instructions with these proxy materials from that organization rather than from Mesa. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the Internet as instructed by your broker, bank, or other agent. To vote in person at the Mesa Special Meeting, you must contact your broker, bank, or other agent and obtain a valid legal proxy in order to attend, participate in and vote at the Mesa Special Meeting. Follow the voting instructions from your broker, bank, or other agent, or contact your broker, bank, or other agent for instructions.

Mesa provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold shares beneficially in street name and you do not instruct your broker, bank, or other agent how to vote your shares, your broker, bank, or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank, or other agent is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a “broker non-vote” with respect to such proposals. Accordingly, if you hold your shares beneficially in street name, please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank, or other agent.

All properly executed proxies that are not revoked will be voted at the Mesa Special Meeting and at any adjournments or postponements of the Mesa Special Meeting in accordance with the instructions contained in the proxy. If a holder of Mesa common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Mesa’s board of directors.

If you are a stockholder of record of Mesa, you can revoke your proxy and/or change your vote at any time before your proxy is voted at the Mesa Special Meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•

You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Mesa’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by Mesa’s corporate secretary prior to the taking of the vote at the Mesa Special Meeting. Such written notice of revocation or subsequent proxy card should be sent to Mesa’s principal executive offices at Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Corporate Secretary.

•	You may attend the Mesa Special Meeting and vote in person, although attendance at the Mesa Special Meeting will not, by itself, revoke and/or change your proxy.

If your shares are held by your broker, bank, or other agent, you should follow the instructions provided by them.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Mesa common stock, you may contact Mesa’s proxy solicitor,     , toll-free at     . Banks and brokers can call collect at    or e-mail    .

Required Vote

The presence at the Mesa Special Meeting of the holders of a majority of the shares of Mesa common stock entitled to vote at the Mesa Special Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of a majority of votes cast at the Mesa Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 2, 3, and 4. The affirmative vote of the holders of a majority of the outstanding shares of Mesa capital stock entitled to vote thereon at the Mesa Special Meeting is required for approval of Proposal No. 1. The affirmative vote of a majority of the shares of Mesa common stock entitled to vote at the Mesa Special Meeting, present in person or represented by proxy, is required for approval of Proposal No. 5. Each of Proposal Nos. 1 and 2 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 2, 3, and 4 will not take place unless approved by the requisite Mesa stockholders and the Merger is consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes, if any, will not be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions and broker non-votes, if any, will have no effect on Proposal Nos. 2, 3, and 4, and will have the effect of a vote “AGAINST” Proposal Nos. 1 and 5.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of Mesa common stock in connection with the Merger or the Delaware Conversion.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees, and agents of Mesa may solicit proxies from Mesa stockholders by personal interview, telephone, email, fax, or otherwise. Republic will pay the SEC filing fees of this proxy statement/prospectus and the proxy card. Mesa will pay the costs of printing this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees, and fiduciaries who are record holders of Mesa common stock for the forwarding of solicitation materials to the beneficial owners of Mesa common stock. Mesa will reimburse these brokers, custodians, nominees, and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials.

As of the date of this proxy statement/prospectus, Mesa’s board of directors does not know of any business to be presented at the Mesa Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Mesa Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 141 of this proxy statement/ prospectus describe the material aspects of the Merger and the Merger Agreement. While Mesa and Republic believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/ prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 386 of this proxy statement/prospectus.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the agreements. This chronology does not purport to catalog every conversation among the respective parties, their boards of directors, and management, their respective representatives, or other parties.

The Mesa board of directors and Mesa’s senior management regularly review and discuss Mesa’s business, financial, and operational performance, outlook, and prospects in light of industry and market developments and restrictions set forth in its agreements with major carriers. In addition, the Mesa board of directors and senior management periodically review and evaluate various strategic alternatives, including acquisitions, dispositions, and other strategic transactions, as part of ongoing efforts to strengthen Mesa’s overall business and enhance stockholder value. These reviews have included, among other things, the consideration of potential opportunities for business combinations, acquisitions, dispositions, minority investments in aviation-related businesses, and other financial and strategic alternatives, in each case, with a view towards enhancing stockholder value and in light of the restrictions set forth in Mesa’s existing capacity purchase agreement (pursuant to which United Airlines has a consent right over Mesa consummating, or agreeing to consummate, any transaction pursuant to which Mesa or any of its subsidiaries would merge or consolidate with or into any other entity, or sell, transfer or otherwise dispose of all of substantially all of Mesa’s and its subsidiaries’ assets, taken together, along with a corresponding right to terminate the capacity purchase agreement if Mesa takes any of the foregoing actions without obtaining United Airlines’ consent).

Throughout the process described below, the Mesa management team conducted its discussions and negotiations with Republic and United Airlines principally through Mesa’s CEO, Jonathan Ornstein, its President and CFO, Mike Lotz, and its Executive Vice President and General Counsel, Brian Gillman. The Republic management team conducted its discussions and negotiations with Mesa and United Airlines principally through its CEO, Bryan Bedford, its President, Matt Koscal, its CFO, Joe Allman, its General Counsel, Chad Pulley, and the Chairman of its board of directors, David Grizzle.

Senior executives of Mesa and Republic have come to know each other over the course of several years as a result of their involvement in the regional airline industry and as industry competitors. In particular, Mr. Ornstein and Mr. Bedford have known each other for decades and periodically engaged in informal discussions in the normal course of business and at industry events. Similarly, Mr. Ornstein, and Mr. Grizzle are familiar with each other dating back to when they both worked for Continental Airlines.

In early 2023, Mr. Grizzle reached out to Mr. Ornstein to initiate a discussion regarding the parties potentially exploring a strategic transaction. Messrs. Ornstein and Grizzle had periodic, high level conversations throughout the first calendar quarter of 2023, generally discussing the nature of each party’s respective business and operations and the prospects of an acquisition or merger transaction in which, given the disparity in the size and scope of Republic (which operates flights for all three major carriers) as compared to Mesa (which only operates flights for United Airlines), Republic (rather than Mesa) would be the surviving operator, which eventually culminated in Mesa and Republic entering into a mutual non-disclosure agreement on March 19, 2023.

Over the next several months, the parties began providing each other and their respective advisors reciprocal access to virtual data rooms (including financial and operational information) and began engaging in reciprocal due diligence and in general discussions aimed at gaining a better understanding of each party’s respective businesses, operations, and assets and liabilities. In particular, these exchanges, including a telephonic discussion on May 18, 2023 between Mr. Lotz of Mesa, Mr. Allman of Republic and representatives of FTICA, focused on developing an understanding of Mesa’s financial forecast, fleet, capacity purchase agreement status, terms of governmental loans and operations, in particular its obligations related to its assets (including those related to its CRJ aircraft fleet operations) that were unrelated to its E-175 fleet operations (the business comprising such non-E-175 assets and their associated liabilities, the “Non-Core Business”).

Throughout the first half of 2023, representatives of each of Mesa and Republic also engaged in periodic informal, high level discussions with representatives of United Airlines, independently, to discuss whether United Airlines, which has capacity purchase agreements with each of Mesa and Republic (which are described elsewhere in this proxy statement/prospectus), would be willing to help facilitate the transaction, including through the provision of financial support to the combined company.

On July 19, 2023, Mr. Grizzle and Mr. Ornstein discussed, at a high level, establishing an agenda for a meeting between the broader Mesa and Republic management teams, along with FTICA on Mesa’s behalf, to align on the high level material terms and conditions of a potential deal structure, including the elements thereof that the parties might present to United Airlines for its potential participation in and support of a transaction. The meeting was scheduled for July 31, 2023.

On July 31, 2023, representatives of Mesa, including Mr. Ornstein and Mr. Lotz, and representatives of Republic, including Mr. Bedford, Mr. Allman and Mr. Grizzle, met virtually to discuss a potential structure (which would principally result in Republic being the surviving operator) and the principal financial terms (which would principally result in stockholders of each of Mesa and Republic holding stock in the combined company) of a possible transaction between Mesa and Republic, as well as next steps and a proposed transaction timeline. Also in attendance at this meeting were representatives of FTICA. The parties exchanged historical financial information, financial forecasts, and other business and operations data.

On August 7, 2023, Mesa, Republic and United Airlines executed a tri-party nondisclosure agreement to enable the parties to share information with United Airlines related to transaction discussions.

On August 8, 2023, Messrs. Ornstein and Lotz of Mesa and Messrs. Grizzle, Bedford, Koscal, and Allman of Republic met in Chicago with Mr. Michael Leskinen, Vice President Corporate Development & Investor Relations of United Airlines, Mr. Jonathan Ireland, Senior Vice President – Finance of United Airlines, and Mr. Oliver Mion, Director – Strategic Analysis & Corporate Development, to provide Messrs. Leskinen, Ireland, and Mion with an overview of the discussions between Mesa and Republic on July 31st and the potential for United Airlines to provide financial support for the proposed combination of Mesa and Republic.

Commencing with a three party in-person meeting in Chicago on August 22, 2023, Mesa, Republic and United Airlines began engaging in more detailed discussions regarding the terms of the potential transaction. Also, during the second half of 2023, the Mesa board began holding a series of meetings to evaluate the potential transaction.

At the August 22 meeting, which was attended by Messrs. Ornstein and Lotz of Mesa, Messrs. Bedford, Koscal and Allman of Republic and Mr. Leskinen of United Airlines (and which included a review of Mesa’s financials, fleet and related maintenance schedules), representatives of Republic presented their preliminary views that (i) only Mesa’s E-175 aircraft fleet operations, and not any elements of the Non-Core Business, would be needed for the post-closing operation of the combined company, and (ii) in order for Republic to be willing to engage in any potential transaction, United Airlines would need to provide financial assistance to the combined company, including by assuming or otherwise extinguishing the liabilities associated with the Non-Core

Business. In response, Mr. Leskinen agreed in concept with providing some measure of financial assistance to the combined company, including through liability extinguishments, but noted that United Airlines may need to be entitled to receive some portion of the equity of the combined company corresponding to the quantum of liabilities extinguished by it, through a to-be-negotiated escrow arrangement.

On October 3, 2023, the Mesa board of directors held a special meeting, with members of senior management in attendance. Mr. Ornstein briefed the board of directors regarding recent discussions with Republic, negotiations regarding the terms of a potential transaction, and an overview of the material terms under discussion between the parties.

Later on October 3, representatives of Mesa sent representatives of Republic a draft of a non-binding term sheet (the “Term Sheet”) setting forth, among other things, the proposed framework for the Merger (including that Republic would appoint the C-suite officers of the combined company, along with other customary terms and conditions for a public company merger) and for United’s financial assistance to the combined company. This draft of the Term Sheet also proposed an equity split of 80% for Republic stockholders and 20% for Mesa stockholders, with a to-be-determined portion of the 20% Mesa entitlement to be subject to the United Airlines escrow arrangement discussed by the parties at their August 22, 2023 meeting.

On October 5, 2023, representatives of Republic sent representatives of Mesa a revised draft of the Term Sheet. This draft provided, in part, for a 90%/10% equity split and took no position on what percentage, if any, of the 10% Mesa allotment should be subject to the United Airlines escrow arrangement.

On October 9, 2023, the Mesa board of directors held a special meeting, with members of senior management and a representative of FTICA in attendance, at which Mr. Ornstein briefed the board of directors regarding his recent meeting with Scott Kirby, the Chief Executive Officer of United Airlines, and Mr. Leskinen, at the time the Executive Vice President and Chief Financial Officer of United Airlines, regarding the proposed combination of Mesa and Republic, which included discussion of the potential for United Airlines to provide financial support in connection therewith.

On October 10, 2023, representatives of Mesa sent representatives of Republic a revised draft of the Term Sheet. This draft provided, in part, for an 80%/15% equity split, with the remaining 5% of the combined company’s equity being placed into escrow at the closing and available to United Airlines based on the quantum of liabilities extinguished by it. This draft also provided that the contemplated post-closing amended and restated capacity purchase agreement between the combined company and United Airlines relating to Mesa’s E-175 aircraft fleet would only encompass sixty E-175 aircraft rather than the eighty E-175 aircraft that had been reflected in prior drafts of the Term Sheet.

On October 24, 2023, the Mesa board of directors held a special meeting, with members of senior management in attendance. Mr. Ornstein briefed the board of directors on recent discussions with Republic and United Airlines and the status of the Term Sheet negotiations. Mr. Ornstein reiterated to the Mesa board of directors the value that United Airlines could provide to the combined company were United Airlines to provide financial support. Mr. Ornstein also briefed the board of directors on the initial deal valuation analysis performed by FTICA.

On November 13-14, 2023, Messrs. Koscal and Allman of Republic met in Phoenix with Messrs. Ornstein, Lotz and Gillman of Mesa to continue Republic’s diligence of Mesa’s business, operations, assets and liabilities.

On November 17, 2023, the Mesa board of directors held a special meeting, with members of senior management and representatives of FTICA and DLA Piper LLP (US) (“DLA Piper”), outside counsel to Mesa, in attendance. Mr. Ornstein briefed the board of directors on recent discussions with Republic and United Airlines regarding the terms of United Airlines’ proposed financial support of the Merger.

On November 27, 2023, the Mesa board of directors held a special meeting, with members of senior management and representatives of Pachulski Stang Ziehl & Jones LLP (“Pachulski Stang”), outside counsel to Mesa, and DLA Piper, in attendance. Mr. Ornstein reviewed the terms of United Airlines’ latest proposal regarding its entitlement to stock in the combined company in exchange for the provision of financial assistance. A representative of Pachulski Stang provided the Mesa board of directors with an overview of Mesa’s considerations from a legal standpoint. The meeting was concluded with Mr. Ornstein committing to follow up with representatives of United Airlines regarding advancing Mesa’s negotiations with United Airlines regarding providing financial support to the proposed Merger.

On December 4, 2023, representatives of Republic sent representatives of Mesa a revised draft of the Term Sheet. This draft provided, in part, for an 88%/12% equity split and took no position on what percentage, if any, of the 12% Mesa allotment should be subject to the United Airlines escrow arrangement.

On December 5, 2023, the Mesa board of directors held a regularly scheduled meeting, with members of senior management in attendance. At this meeting, the Mesa board of directors received a general business, operational performance, and financial update. The Mesa board of directors and members of senior management then discussed the status of discussions with representatives of Republic and United Airlines. Mr. Ornstein provided an overview of the latest proposal from United Airlines regarding the post-merger ownership of Mesa.

On December 7, 2023, the Mesa board of directors held an executive session, with only independent members of the board of directors present, joined by Mr. Gillman and a representative of DLA Piper. During the meeting, a representative of DLA Piper reviewed with the members of the Mesa board of directors their fiduciary duties in the context of a potential merger/acquisition. The Mesa board of directors also considered the appropriateness of forming a committee of independent directors to facilitate the Mesa board of directors’ involvement in Mesa’s discussions and consideration of strategic alternatives, to direct and supervise management and Mesa’s advisors in connection with the evaluation, solicitation, negotiation, and review of potential transactions, and to approve the engagement of advisors. The members of the Mesa board of directors considered and confirmed that none of them had any relationships with Republic or its affiliates that would impair their ability to evaluate the transaction objectively and determined that, given the relatively small size of the Mesa board of directors, number of independent directors, and ability of the members of the board of directors to meet as needed, forming a committee was not necessary.

Also on December 7, 2023, representatives of Mesa sent representatives of United Airlines the December 4, 2023 draft of the Term Sheet prepared by Republic.

On December 11, 2023, representatives of Mesa sent representatives of United Airlines a revised draft of the Term Sheet. This draft provided, in part, for the equity splits to either be (i) 85% to Republic shareholders and 15% to Mesa shareholders or (ii) 88% to Republic shareholders and 12% to Mesa shareholders with Mesa shareholders retaining Mesa’s investments in Archer and Heart. This draft did not include an allotment to United Airlines in respect of the escrow arrangement.

On December 18, 2023, representatives of United Airlines sent representatives of Mesa a revised draft of the Term Sheet. This draft, in part, accepted the bifurcated equity split proposal from the December 11 Mesa draft but proposed a 5% escrow allotment for United Airlines (to come out of the 15% or 12%, as applicable, allotment for Mesa shareholders).

Over the ensuing days, representatives of Mesa, Republic and United engaged in numerous discussions regarding the terms and conditions of the Term Sheet and, on December 26, 2023, representatives of United Airlines sent representatives of Mesa a revised draft of the Term Sheet. This draft provided, in part, for an 88%/7% equity split, with the remaining 5% of the combined company’s equity being placed into escrow at the closing and available to United Airlines based on the quantum of liabilities extinguished by it (with any remainder to revert first to the combined company and then to the Pre-Closing Mesa Shareholders). Later that evening, representatives of Mesa sent representatives of Republic the United Airlines draft of the Term Sheet.

Over the course of the next several days, until the Term Sheet was executed on January 11, 2024, Mesa, Republic and United Airlines exchanged further drafts of, and finalized the remaining terms and conditions of, the Term Sheet. The execution version of the Term Sheet provided for the 88%/7%/5% equity split reflected in United Airlines’ December 26, 2023 draft, and further provided for Mesa’s disposal of certain assets (including the sale of certain E-175 aircraft to United Airlines at the closing of the Merger), extinguishment of certain liabilities and closing of certain related transactions in connection with the closing of the Merger.

On January 31, 2024, following approval by the Mesa board of directors, Mesa entered into an engagement letter with FTICA to serve as its exclusive financial advisor and agent in connection with (i) the sale of aircraft, engines, parts, inventory, or other assets, (ii) the placement of financing for aircraft, engines, parts, inventory, or other assets and/or (iii) a refinancing of some or all of Mesa’s existing indebtedness, (iv) the sale of all or part of Mesa, (v) the creation of strategic partnerships, joint ventures, and/or similar transactions, and (vi) the refinancing / recapitalization of Mesa, whether by debt and/or equity.

Beginning in early February 2024, representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), Republic’s transaction counsel, began circulating initial drafts of the Merger Agreement and the Three Party Agreement to representatives of Mesa, United Airlines and their respective transaction advisors, and over the next several months, Republic and Mesa and their respective transaction advisors, with respect to the Merger Agreement, and Republic, Mesa, and United Airlines and their respective transaction advisors, with respect to the Three Party Agreement, began negotiating the principal terms of, and began periodically exchanging subsequent drafts of, these two transaction agreements, with a specific focus on, in the case of the Merger Agreement, Republic’s and Mesa’s respective representations and warranties and pre-closing covenants and, in the case of the Three Party Agreement, the mechanics providing for, among other things, Mesa’s pre-closing sales of certain assets and extinguishments of certain liabilities, United’s assistance in connection therewith, the disposition of the 5% allotment of shares described in the Term Sheet and the circumstances under which the Three Party Agreement could be terminated.

Also, beginning in mid-February 2024 and continuing through the signing of the transaction in April 2025, Republic, United Airlines and their respective advisors began periodically exchanging drafts of, and negotiating the terms and conditions of, the Go-Forward CPA. (Because the parties had previously agreed that Republic, rather than Mesa, would be the surviving operator, the parties also agreed that Republic, rather than Mesa, would be responsible for negotiating the terms of the Go-Forward CPA opposite United Airlines.) As noted in the ninth bullet under “Prospectus Summary—Mesa’s Reasons for the Merger” on page 111 and in the second bullet under “The Merger—Mesa’s Reasons for the Merger—Other Considerations” on page 112, Mesa’s outlook and prospects remained unclear based on the United CPA in its current form, given that the increased rates payable to Mesa are scheduled to expire in March 2026 and that aircraft are scheduled to be removed from the United CPA starting on March 31, 2026 and continuing through the last of the aircraft scheduled to be removed on November 30, 2028. Thus, Republic’s primary objective in negotiating the Go-Forward CPA was to secure a long-term contract for the sixty aircraft that would be subject to the Go-Forward CPA, and, to that end, Republic and United Airlines agreed early on in the Go-Forward CPA negotiations that the average term across the sixty aircraft would be approximately ten years.

On March 6, 2024, the Mesa board of directors held a regularly scheduled meeting joined by members of senior management and a representative of FTICA. At this meeting, the Mesa board of directors received a general business, operational performance, and financial update. Mr. Ornstein also provided the board of directors with an update on Mesa’s discussions with Republic, reiterating the complexity of the negotiations, including elements involving United Airlines and its potential to provide financial support for the proposed transaction. Having agreed to the Surviving Corporation proposed equity split of 88% for the former Republic stockholders, 7% for the Pre-Closing Mesa Shareholders, and 5% to be held in escrow, discussions centered on and the Mesa Board focused on (i) an overview of the Mesa obligations that were currently outstanding that could impact the amount available to the Pre-Closing Mesa Shareholders and the plans to sell assets related to the Non-Core Business and extinguish existing liabilities to maximize amounts available to the Pre-Closing Mesa Shareholders, and (ii) an overview of Mesa costs and expenses under consideration by United Airlines to assume in connection with the Merger. Mr. Ornstein also briefed the board of directors on the anticipated timing of the proposed merger, Mesa’s prospects for remaining a standalone regional airline, and separate plans to sell its non-core assets and paydown debt.

In April 2024, Mesa entered into a nondisclosure agreement with another regional airline (“Party A”). Mr. Ornstein engaged in discussions with the President and Chief Executive Officer of Party A with respect to a potential strategic transaction. These discussions were preliminary in nature and did not advance beyond the early exploratory discussions regarding each party’s possible interest in a strategic transaction.

On May 7, 2024, the Mesa board of directors held a regularly scheduled meeting attended by members of senior management and a representative of FTICA. At this meeting, the Mesa board of directors received a general business, operational performance, and financial update, and addressed matters relating to its 2024 annual meeting of stockholders. Mr. Ornstein also provided the board of directors with an update on the negotiations between the parties and the open issues that remain unresolved. Specific matters discussed at this meeting centered on the following: (i) the current status of the negotiation of the Three Party Agreement among the parties, and (ii) Mesa’s intention to reduce its working capital deficit through the sale of assets related to the Non-Core Business.

On July 18, 2024, representatives of Mesa, including Messrs. Ornstein and Lotz, representatives of Republic, including Messrs. Bedford, Koscal, and Allman, and representatives of United Airlines, including Andrew Nocella, Executive Vice President and Chief Commercial Officer of United Airlines, and Messrs. Leskinen, and Ireland, along with Patrick Manning, Director, United Express Commercial Strategy and Contracts, met in Chicago. The discussion at this meeting centered on open issues in the Three Party Agreement (in particular, considerations regarding Mesa’s sale of assets and extinguishment of liabilities and United’s assistance in connection therewith, along with the Three Party Agreement termination mechanics), and through the remainder of the summer and early fall, these discussions continued periodically.

On August 14, 2024, the Mesa board of directors held a regularly scheduled meeting joined by members of senior management and a representative of FTICA. At this meeting, the Mesa board of directors received a general business, operational performance, and financial update. Mr. Ornstein provided the board of directors with an update on the status of Mesa’s discussions with Republic and United Airlines, noting, among other things, that some progress had been made in the negotiation of the Three Party Agreement, but that certain key issues remained open, including the status of Mesa’s disposition of assets related to the Non-Core Business and its projected working capital shortfall in connection with the closing.

Over the course of the latter half of August 2024, the three parties negotiated a change to the pro forma equity splits of the Surviving Corporation, as reflected in the Three Party Agreement, such that, immediately after giving effect to the Closing, the Pre-Closing Mesa Shareholders would own 6% of the common stock of the Surviving Corporation (rather than 7%, per the January 11, 2024 term sheet and the drafts thus far of the Three Party Agreement), former Republic stockholders would own 88% of the common stock of the Surviving Corporation (as per the January 11, 2024 term sheet and the drafts thus far of the Three Party Agreement), and United Airlines would have the right to receive up to 6% of the common stock of the Surviving Corporation (rather than up to 5%, per the January 11, 2024 term sheet and the drafts thus far of the Three Party Agreement), with any remainder to revert first to the Surviving Corporation and then to the Pre-Closing Mesa Shareholders. During this period, the three parties also negotiated a change to the Three Party Agreement to provide that United Airlines would have the ability to terminate the Three Party Agreement if the finally determined Net Debt Amount is equal to or greater than $60 million (versus the $50 million threshold that had previously been under discussion among the parties).

Over the course of the latter half of 2024, the parties and their respective advisors continued to exchange drafts of the Three Party Agreement, with a particular focus on developing the mechanics regarding Mesa’s sale of certain E-175 aircraft to United Airlines at the closing of the Merger, the Net Debt Amount settlement process, and Mesa’s sale of assets associated with the Non-Core Business. These negotiations resulted, in part, in the parties agreeing towards the end of 2024 that, rather than sell certain E-175 aircraft to United Airlines at the closing of the Merger, Mesa would instead sell such aircraft to United Airlines on a rolling basis throughout the remainder of 2024 and into 2025 to provide Mesa with added liquidity in the lead up to the execution of the transaction agreements.

On November 19-20, 2024, representatives of Mesa, including Messrs. Ornstein, Lotz and Gillman; representatives of Republic, including Messrs. Bedford, Koscal, Allman, and Pulley; and representatives of United Airlines, including Messrs. Ireland, Shawn Morris, Head of United Express, Jeff Wittig, Senior Managing Counsel, Corporate Transactions, Messrs. Manning and Nocella, and Ms. Anna Thomsen, Managing Director, Commercial FP&A, met in Chicago (with certain outside advisors of the transaction participants joining remotely for certain portions of these meetings). These discussions centered on details regarding Mesa’s disposition of assets related to the Non-Core Business, including the cadence and scope thereof, and related open issues in the Three Party Agreement.

On December 3, 2024, the Mesa board of directors held a regularly scheduled meeting joined by members of senior management and a representative of FTICA. At this meeting, the Mesa board of directors received a general business, operational performance, and financial update. Members of senior management provided the Mesa board of directors with an update on Mesa’s discussions with Republic and the proposed Merger, including the latest proposal regarding the pro forma equity ownership of the combined company.

On each of December 4-5, 2024 and December 12, 2024, representatives of Mesa, including Messrs. Lotz and Gillman (joined by representatives of FTICA), representatives of United Airlines, including Messrs. Morris and Manning and Ms. Thomsen, and representatives of Republic, including Messrs. Koscal and Allman, met in Phoenix and by teleconference, to conduct confirmatory financial and accounting due diligence regarding Mesa.

Beginning in early January 2025, the parties again began exchanging drafts of the Three Party Agreement, with a focus on refining the mechanics regarding the Net Debt Amount settlement process and Mesa’s sale of assets associated with the Non-Core Business. Later that month, Mesa and Republic again began exchanging drafts of the Merger Agreement, with a focus on their respective representations, warranties and pre-closing covenants, the regulatory efforts covenants and related closing conditions, and the closing conditions regarding Mesa’s obligation to have made certain periodic SEC filings.

On January 22-23, 2025, representatives of Mesa, including Messrs. Ornstein, Lotz and Gillman, and representatives of Republic, including Messrs. Bedford, Koscal, Allman, and Pulley, and representatives of United Airlines, including Messrs. Ireland, Nocella, Morris, Wittig and Manning, and Ms. Thomsen, met in Chicago. The parties engaged in ongoing discussions regarding the principal transaction documents, the timing for the sale by Mesa of its assets related to the Non-Core Business, the status of the Mesa balance sheet, the proposed Net Debt Amount reconciliation process, the status of Mesa’s UST debt, and related issues in the Three Party Agreement, including with respect to the potential terms of separation and consulting arrangements with each of Messrs. Ornstein, Lotz, and Gillman.

Following this meeting and through April 4, 2025, representatives of Republic, on the one hand, and Mr. Lotz, on the other hand, negotiated, exchanged numerous drafts of, and finalized the terms of a proposed form of the Separation and Consulting Agreements to be entered into between the combined company and each of Messrs. Ornstein, Lotz, and Gillman, contingent upon the closing of the Merger.

On January 23, 2025, Mesa entered into an engagement letter with FTICA to render a fairness opinion to the Mesa board of directors in connection with the transaction, with a specific focus on assessing the fairness of the currently contemplated pro forma Surviving Corporation equity splits providing for the former Republic stockholders to hold 88%, for the Pre-Closing Mesa Shareholders to hold 6%, and for 6% to be issued into escrow (and ultimately to become available to the Pre-Closing Mesa Shareholders, subject to it first becoming available to United Airlines and then to the Surviving Corporation). Mesa’s management instructed FTICA to assume for purposes of its analysis that the Exchange Ratio would be equal to 636.00, which ratio Mesa’s management derived by assuming that (i) the number of issued and outstanding shares of Mesa common stock as of immediately prior to the Closing (which included prospective equity issuances) (the “Putative Mesa Shares”) would be equal to 47,701,301, and that the total number of Putative Mesa Shares would be equal to 6% of the total issued and outstanding Mesa shares after giving effect to the transactions contemplated by the Merger Agreement and the Three Party Agreement (i.e., after giving effect to the issuance of shares to former Republic stockholders and the issuance of the Escrow Shares), and (ii) the number of issued and outstanding shares of Republic common stock as of immediately prior to the Closing (which included prospective equity issuances) (the “Putative Republic Shares”) would be equal to 1,100,000, and that the total number of Putative Republic Shares would be converted pursuant to the Merger into a number of shares of Mesa common stock equal to 88% of the total issued and outstanding Mesa shares after giving effect to the transactions contemplated by the Merger Agreement and the Three Party Agreement. The number of Putative Mesa Shares included the total number of shares of Mesa common stock that would be issuable upon the exercise in full of Mesa’s U.S. Treasury warrants, being a total of 4,899,497 shares (the “Mesa Warrant-Linked Shares”), and the number of Putative Republic Shares included the total number of shares of Republic common stock that would be issuable upon the exercise in full of Republic’s U.S. Treasury warrants, being a total of 25,831 shares (the “Republic Warrant-Linked Shares”).

On February 13, 2025, the Mesa board of directors met, with members of Mesa’s senior management and representatives of DLA Piper and FTICA in attendance. At this meeting, the Mesa board of directors received a general business, operational performance, and financial update. Mr. Lotz then provided an update to the board of directors regarding the proposed Merger with Republic, noting that the Mesa stockholders would receive up to 12% of the combined company, with 6% at the closing of the Merger and up to an additional 6% based on the resolution of the Net Debt Amount settlement process. Mr. Lotz then discussed the timing of the proposed Merger, the general terms of the Three Party Agreement, United Airlines’ termination rights thereunder, and fees payable by Mesa in such event. During the meeting, a representative of DLA Piper reviewed with the members of the Mesa board of directors a draft of the Merger Agreement and related documentation that were distributed in advance of the meeting. Mr. Gillman and a representative of DLA Piper reviewed in detail the provisions of the Merger Agreement, including the representations and warranties, the various negative and affirmative covenants, the termination provisions, the non-solicitation and related termination fee provisions, and the lockup agreements requested of certain Republic stockholders.

Also on February 13, 2025, representatives of Simpson Thacher delivered to Mesa and DLA Piper a revised draft of the Merger Agreement providing, in part, for Republic’s initial proposals for an outside date of nine months, extendable to twelve months for lack of regulatory approval, and a termination fee of $1.5 million payable by each party if it were to terminate the Merger Agreement to accept a superior proposal. On February 18, 2025, representatives of DLA Piper delivered to Republic and Simpson Thacher a revised draft of the Merger Agreement that, in part, agreed to the aforementioned proposals on the outside date and termination fee.

On February 20, 2025, representatives of Simpson Thacher delivered to Mesa and DLA Piper an initial draft of the Republic disclosure schedules to the draft Merger Agreement, and on February 24, 2025, a representative of Mesa delivered to Simpson Thacher and Republic an initial draft of the Mesa disclosure schedules to the draft Merger Agreement. Between February 20, 2025 and April 4, 2025, representatives of Republic and Simpson Thacher on the one hand, and representatives of Mesa and DLA Piper, on the other hand, exchanged drafts of each party’s disclosure schedules in response to disclosure updates by the other party, comments from the other party, and minor updates to the draft Merger Agreement, particularly regarding the parties’ respective representations, warranties and pre-closing covenants.

Also in late February 2025, the parties, as part of the Three Party Agreement negotiations, introduced and eventually agreed to the construct that Mesa, subject to certain terms and conditions, would be permitted to negotiate with the United States Department of the Treasury (“Treasury”) and to enter into a binding, definitive agreement with Treasury to reduce the amounts due under the UST Loan (notwithstanding Republic’s underlying right, contained in the interim operating covenants of the Merger Agreement, to consent to Mesa agreeing to material amendments to material contracts between signing and closing).

On March 17, 2025, the Mesa board of directors met, with members of Mesa’s senior management and representatives of DLA Piper and FTICA in attendance. At this meeting, Mr. Ornstein provided the board of directors with an update on the status of the Merger negotiations with Republic. Mr. Lotz reiterated information from the February 17th meeting regarding the ownership that the Mesa Pre-Closing Stockholders would have in the Surviving Corporation and their right to receive up to an additional 6% of the Surviving Corporation post- Merger, subject to certain conditions. Mr. Ornstein briefed the board of directors regarding the remaining open business points. A representative of FTICA then reviewed its financial analysis of the Exchange Ratio (assuming an Exchange Ratio of 636.00) and delivered its oral opinion, subsequently confirmed in writing, that, as of March 17, 2025 and subject to the assumptions, qualifications, and limitations outlined in its written opinion, the Exchange Ratio (assuming an Exchange Ratio of 636.00) pursuant to the Merger Agreement was fair from a financial point of view to the holders of the shares of Mesa common stock (see the section titled “The Merger — Opinion of Mesa’s Financial Advisor” beginning at page 119 of this proxy statement/prospectus for a detailed description of FTICA’s opinion).

Following the March 17th Mesa board of directors meeting and through April 4, 2025, representatives of Mesa and Republic refined their understanding of the assumptions that should underlie the calculation of the Exchange Ratio in order to give effect to the 88%/6%/6% pro forma Surviving Corporation equity splits described above. In particular, representatives of Mesa and Republic determined not to include the Mesa Warrant-Linked Shares in the total number of Putative Mesa Shares or the Republic Warrant-Linked Shares in the total number of Putative Republic Shares and to exclude from the total number of Putative Republic Shares an additional total of 898 shares, comprising (i) 729 shares that had previously been net settled upon the vesting of equity awards held by Republic directors, (ii) 99 shares that were anticipated to be net settled between signing and closing upon the vesting of equity awards held by Republic directors and (iii) 70 shares that were no longer anticipated to be issued to Republic directors and employees between signing and closing. By making these adjustments, the parties ultimately determined that the Exchange Ratio should be equal to 584.90 (i.e., the ratio ultimately reflected in the Merger Agreement) in order to thereby give effect to the 88%/6%/6% pro forma Surviving Corporation equity splits described above and the updated and finalized share counts provided by Mesa and Republic following the initial calculation of the 636.0 Exchange Ratio utilized in FTICA’s fairness opinion. In July 2025, at the request of the Mesa board of directors, FTICA provided a bringdown letter addressing the change in the Exchange Ratio from 636.0 to 584.9 and confirming its conclusion presented in its opinion as of March 17, 2025.

Beginning in late March 2025 and continuing through the signing date, the parties, as part of the Three Party Agreement negotiations, introduced and eventually agreed to (i) the covenants requiring Mesa to transfer all obligations under the Archer Agreements to a third party, (ii) the covenants requiring Mesa to sever its relationships with Flite and (iii) the covenants requiring the parties to negotiate and agree to a form of registration rights agreement for the post-closing combined company and certain of its stockholders. During this time, as part of finalizing the Three Party Agreement, the parties also finalized the mechanics regarding the Net Debt Amount settlement process and Mesa’s sale of assets associated with the Non-Core Business.

On March 28, 2025, the Mesa board of directors met, with members of Mesa’s senior management and representatives of DLA Piper and FTICA in attendance. At this meeting, Mr. Ornstein provided the Mesa board of directors with an update on the status of the Merger negotiations with Republic. A representative of FTICA addressed questions from members of the Mesa board of directors regarding the post-Merger capital structure of the Surviving Corporation and confirmed there were no changes to its opinion delivered on March 17, 2025.

Following these discussions, the Mesa board of directors unanimously (i) determined that the Merger and the other transactions contemplated by the Merger Agreement, taken together, are on terms that are fair to, advisable, and in the best interests of Mesa and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby, (iii) directed that the adoption of the Merger Agreement be submitted to the stockholders of Mesa at the Mesa Special Meeting for approval, and (iv) resolved to recommend that the stockholders of Mesa approve and adopt the Merger Agreement.

On April 4, 2025, Mesa and Republic signed the Merger Agreement, and Mesa, Republic, and United Airlines also executed the Three Party Agreement. Further, on April 4, 2025, each of Messrs. Ornstein, Lotz, and Gillman executed the Separation and Consulting Agreements with Mesa.

On April 7, 2025, before the U.S. financial markets opened, Mesa and Republic issued a joint press release announcing the execution of the Merger Agreement and the terms of the transaction.

Mesa’s Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Mesa board of directors held numerous meetings, consulted with Mesa’s management, Mesa’s consultants and advisors, outside legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Mesa board of directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

Strategic and Financial Benefits of the Merger

•	The expectation that the Merger would create a larger, better capitalized company with complementary services and a strengthened U.S. and international commercial reach;

•

The expectation that the Surviving Corporation will be better positioned to pursue a more aggressive growth strategy in comparison to Mesa on a stand-alone basis as a result of the Surviving Corporation’s anticipated scale, larger market capitalization, enhanced access to capital over the short-term and long-term, and likelihood of increased access to business development opportunities as a result of its larger market presence;

•

The current and prospective competitive climate in the airline industry (and for regional airlines in particular), including regulatory, financial, economic, and other challenges facing industry participants, and the belief that the Surviving Corporation, in light of its larger scale, strong balance sheet, more comprehensive service offerings, and market presence, will be better positioned to meet these challenges;

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The fact that Mesa stockholders will own approximately six percent (6%) of the Surviving Corporation immediately following completion of the Merger, with the prospect of owning up to an additional six percent (6%) subject to certain contingencies set forth in the Merger Agreement and the Three Party Agreement;

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The fact that the number of shares of Mesa common stock issuable in exchange for shares of Republic common stock is fixed, which provides certainty to Mesa stockholders as to their approximate aggregate pro forma percentage ownership of the Surviving Corporation and will not fluctuate based upon changes in the market price of shares of Mesa common stock or shares of Republic common stock between the date of the Merger Agreement and the Closing Date;

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The potential opportunity for Mesa stockholders to participate in a larger, better capitalized, and stronger company (both financially and operationally), post-Closing, and the potential to realize the long-term benefit of the Surviving Corporation’s future profitability;

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The content of the fairness opinion provided by FTICA, including FTICA’s conclusion regarding the fairness, from a financial point of view, of the Exchange Ratio to the Mesa Legacy Shareholders, assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of Mesa common stock on a fully diluted basis as a consequence of the Merger;

•

The fact that, upon closing of the transactions contemplated by the Merger Agreement, the United CPA will be replaced with the Go-Forward CPA, which provides for a significantly extended termination date with an average of ten years from the Effective Date;

Other Considerations

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The fact that Mesa, together with its advisors, over a lengthy period of time, explored strategic alternatives, giving due regard to the requirement that Mesa’s sole code share partner, United Airlines, would have the right to consent to the Merger or any other similar business combination transaction under consideration pursuant to contractual provisions;

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The fact that the increased rates payable to Mesa under its United CPA expire in March 2026. In addition, the termination date for the first 30 of Mesa’s E175 aircraft is March 31, 2026. Thereafter, additional aircraft begin rolling off the United CPA on July 1, 2027, and continue to roll off until the final aircraft expires on November 30, 2028. Without further material modifications to the rates and the term of the aircraft operating under the United CPA, Mesa’s outlook and prospects remained unclear;

•	Mesa’s business, financial condition, including debt obligations, historical and projected financial performance, competitive position, assets, and future prospects as a standalone company;

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The expectation that the Merger will result in greater value to Mesa stockholders than the value that could be expected to be generated from the various other strategic alternatives available to Mesa or from Mesa remaining as a standalone company;

•	The fact that the Merger is intended to qualify as a tax-free reorganization for United States federal income tax purposes;

•	Mesa’s knowledge of Republic’s business, operations, operating results, financial condition, strategy, and future prospects taking into account the results of Mesa’s due diligence review of Republic;

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The fact that, subject to compliance with the terms and conditions of the Merger Agreement, Mesa is permitted to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, subject to payment of a termination fee, terminate the Merger Agreement in order to accept a superior proposal;

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The expectation that the Merger will be consummated, based on, among other things, the limited number of conditions to the Merger and the commitment made by parties to cooperate and use reasonable best efforts to obtain regulatory clearances, including under the HSR Act. The waiting period under the HSR Act with respect to the filings made by Mesa and by Republic expired on June 16, 2025;

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The possibility of continuing to pursue Mesa’s long-term business plan as an independent public company as an alternative means of creating stockholder value, and the business, financial, market, and execution risks and uncertainties of such alternative as to the realization of Mesa’s strategic goals and the future value of Mesa’s shares;

Uncertainties, Risks and Potentially Negative Factors

•	The fact that Mesa stockholders will own a materially smaller percentage in the Surviving Corporation than Mesa stockholders own in Mesa currently;

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The difficulty and costs inherent in the combination of two businesses of the size and complexity of Mesa and Republic and the risk that the cost savings, synergies, and other benefits expected to be obtained as a result of the Merger might not be fully or timely realized;

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The fact that the number of shares of Mesa common stock issuable in exchange for shares of Republic common stock is fixed and will not adjust to compensate for changes in the price of shares of Mesa common stock prior to the consummation of the Merger;

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The fact that certain provisions of the Merger Agreement, although reciprocal, may have the effect of discouraging alternative business combination transactions involving Mesa, including restrictions on Mesa’s ability to solicit proposals for alternative transactions and the requirement that Mesa pay a termination fee to Republic in certain circumstances following the termination of the Merger Agreement;

•	The restrictions on the conduct of Mesa’s business during the pendency of the Merger, which may delay or prevent Mesa from undertaking potential business opportunities that may arise;

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The adverse impact that business uncertainty prior to the Effective Time of the Merger could have on Mesa’s and Republic’s ability to attract, retain and motivate key personnel until the Effective Time;

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The outside termination date in the Merger Agreement and the fact that there can be no assurance that the conditions in the Merger Agreement will be satisfied and, as a result, the Merger may not be consummated and the potential consequences of non-consummation, including the potential negative impacts on Mesa, its business, the trading price of Mesa’s shares, and Mesa’s ability to attract and retain key management personnel and employees;

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The risk that regulatory agencies may not approve the Merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the Surviving Corporation;

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The time, effort, and substantial costs involved in connection with entering into the Merger Agreement and completing the Merger and the related disruptions to the operation of Mesa’s business, including the risk of diverting management’s attention from other strategic priorities to implement Merger integration efforts, and the risk that the operations of Mesa would be disrupted by employee concerns or departures or by changes to or termination of Mesa’s relationships with its key third party relationships following the public announcement of the Merger;

•	The fact that Mesa has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated;

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The risk that if the Merger Agreement is terminated that Mesa may be unable to meet its obligations under its existing debt agreements, resulting in an event of default and the acceleration in full of the amounts outstanding thereunder; and

•	The risk that Mesa stockholders or the Republic stockholders may fail to approve the Merger.

The foregoing information and factors considered by the Mesa board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Mesa board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Mesa board of directors did not find it useful to attempt, and did not attempt, to quantify, rank, or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Mesa board of directors may have given different weight to different factors. The Mesa board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Mesa’s management, outside legal counsel, and financial advisor, and considered the factors overall to be favorable to, and to support, its determination.

Republic’s Reasons for the Merger

In the course of reaching its decision to approve the Merger Agreement and the other transaction agreements and the transactions contemplated thereby, including the Merger, Republic’s board of directors held numerous meetings, consulted with Republic’s senior management and outside legal counsel, and considered a wide variety of factors, including the following factors which it viewed as supporting its decision (which factors are not necessarily presented in any order of relative importance):

•

the Merger will potentially expand the access to capital and the range of investors available as a public company, compared to the capital and investors Republic could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Republic;

•	the historical and current information concerning Republic’s business, including its financial performance and condition, operations, and management;

•

the complementary nature of Mesa’s operations and the expected combined financial results and operating plans, along with the management structure of the combined company, including the appointment of certain Republic executive officers and non-employee directors to the combined company;

•

the shares of Mesa common stock issued to Republic stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Republic stockholders who are not affiliates of Republic and who are not parties to lock-up agreements;

•	the enhanced scale of the combined company, both financially and operationally, including a larger unified fleet of aircraft, broader flying networks, and enhanced crew resource management;

•	the entry of the combined company and United into a new 10-year capacity purchase agreement;

•	the terms and conditions of the Merger Agreement and the Three Party Agreement.

Republic’s board of directors also considered a number of uncertainties and risks in deliberations concerning the Merger and the transactions contemplated by the Merger Agreement, including the following (which factors are not necessarily presented in any order of relative importance):

•	the possibility that the Merger might not be completed, or that its completion may be delayed;

•	the potential effect of the termination fee of $1.5 million payable to Mesa under certain circumstances;

•	the possibility that Mesa could consider certain unsolicited acquisition proposals;

•	the regulatory approvals required to complete the merger and the potential length of the regulatory approval process;

•

the cost, time, and effort involved in connection with completing the Merger, related disruptions, or potential disruptions to Republic’s business and related administrative challenges associated with combining the companies;

•	the additional expenses and obligations to which Republic’s business will be subject following the Merger as a public company; and

•	various other risks associated with the combined organization and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by Republic’s board of directors in its consideration of the Merger Agreement and the transactions contemplated thereby. In view of the variety of factors considered in connection with its evaluation of the transaction, Republic’s board of directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual directors may have given different weights to different factors. Republic’s board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported, or did not support, its ultimate determination. Republic’s board of directors based its determination on the totality of the information presented. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Republic’s senior management and legal counsel, Republic’s board of directors concluded that the benefits, advantages, and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, Republic’s board of directors unanimously approved the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement.

Mesa Management Unaudited Prospective Financial Information

Mesa does not as a matter of course publicly disclose long term projections as to future performance, operating income or other financial results. However, Mesa’s management prepared projections through the year ending September 30, 2029 (the “Projections”) that were utilized in connection with the Merger. The Projections are included in this proxy statement/prospectus only because (1) portions of the Projections through the year ending September 30, 2029 were made available to Republic in connection with Republic’s due diligence review of Mesa; (2) the Projections were made available to the Mesa board of directors in connection with its consideration of the Merger; and (3) the Projections were also made available to FTICA, Mesa’s financial advisors, as more fully described below under the section titled “The Merger — Opinion of Mesa’s Financial Advisor” beginning on page 119. The Projections are not included in this proxy statement/prospectus to influence any stockholder to make any investment decision with respect to the Merger.

The Projections are forward-looking statements. Important factors that may affect actual results and cause the Projections not to be achieved include, but are not limited to, the risks, and uncertainties described below and those described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 96 and “Risk Factors” beginning on page 47. Although the Projections are presented with numerical specificity, they reflect numerous estimates and assumptions made by Mesa with respect to industry performance, general business, economic, regulatory, market, and financial conditions and other future events, as well as matters specific to Mesa’s business, all of which are difficult or impossible to predict accurately and many of which are beyond Mesa’s control. The Projections reflect assumptions as to certain potential business decisions that are subject to change. The Projections cover a number of years and such information by its nature becomes less reliable with each successive year. The Projections were prepared on a standalone basis without giving effect to the Merger. Furthermore, the Projections do not take into account the effect of any failure of the Merger to be completed and should not be viewed as accurate or continuing in that context.

In preparing the Projections, Mesa’s management assumed that its CPA with United Airlines covering 60 E175 aircraft maturing between late fiscal year 2025 through fiscal year 2029 would be continuously renewed at current contractual rates. Mesa’s E175 operations and resulting financial results reflect steady-state block hour, flight hour and departure output from fiscal year 2026 to fiscal year 2029 following Mesa completing its transition out of CRJ900 flying for United Airlines in the first quarter of fiscal 2025. Further, the forecast does not assume any additional growth in Mesa’s fleet. Mesa also assumed it successfully completed the sale of surplus CRJ airframe, spare engine and spare parts assets throughout fiscal year 2027 and utilized such proceeds to repay debt in the amount of $143.3 million.

In the view of Mesa’s management, the information in the Projections was prepared on a reasonable basis and reflected the best estimates and judgments available to Mesa’s management at the time. However, this information is not fact and should not be relied upon as being necessarily indicative of future results. As such, the Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Projections, including, but not limited to, the risk that the proposed transaction may not be completed in a timely basis or at all, that Mesa may be adversely affected by other economic, business, and/or competitive factors, and risks related to Mesa’s financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described under in the section titled “Risk Factors” in Mesa’s annual report for the year ended September 30, 2024. Moreover, Mesa operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for Mesa’s management to predict all risks, nor can Mesa assess the effect of all factors on Mesa’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements Mesa may make. There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than forecast. In addition, the Projections will be affected by Mesa’s ability to achieve strategic goals, objectives, and targets over the applicable periods. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such.

The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections should not be regarded as an indication that Mesa, FTICA, any of their respective affiliates, officers, directors, advisors, or other representatives or anyone who received this information then considered, or now considers, them a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Projections herein should not be deemed an admission or representation by Mesa that it views such Projections as material information. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that the Projections will necessarily be predictive of actual future events given the inherent risks and uncertainties associated with such long-range forecasts. No representation is made by Mesa or any other person regarding the Projections or Mesa’s ultimate performance compared to such information. The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information about Mesa contained in its public filings with the SEC. For additional information, see the section titled “Where You Can Find More Information” beginning on page 386. In light of the foregoing factors, and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The Projections included in this document have been prepared by, and are solely the responsibility of, Mesa’s management. Neither Mesa’s current independent auditor, CBIZ CPAs P.C., nor any other independent accountant has compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections. The reports of Marcum LLP, RSM US LLP, and Ernst & Young LLP incorporated by reference relate solely to Mesa’s previously issued financial statements. They do not extend to the Projections and should not be read to do so.

Some of the Projections are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with the published guidelines of the SEC regarding projections or accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measure were not provided to or relied upon by the board of directors of Mesa or FTICA.

The following table presents a summary of the Projections (in thousands):

	FY2025	FY2026	FY2027	FY2028	FY2029
Revenue	$334,403	$302,630	$303,322	$303,207	$303,055
EBITDA	9,449	15,739	14,185	11,500	8,741
Net Income	(14,196)	4,553	4,673	3,130	1,057

Republic Management Unaudited Prospective Financial Information

Republic does not, as a matter of course, publicly disclose long-term projections as to future performance, expected income, or other financial results. However, Republic management prepared non-public financial projections (the “Republic Projections”) regarding the anticipated future operations of the Surviving Corporation during commercial discussions and negotiations which took place prior to arriving at the terms set forth in the Merger Agreement and the Three Party Agreement. Forecasted results prepared for this purpose were provided to Mesa and FTICA, collectively, on January 28, 2025 and February 5, 2025 for the purpose of evaluating the transaction. The Republic Projections reflect the projected results of the Surviving Corporation over each of the first three years following the Closing and giving effect to the associated integration activities expected to be undertaken immediately following the Closing.

The Republic Projections were prepared as though the Merger was consummated on January 1, 2025, although the Merger has not yet been consummated. Furthermore, the Republic Projections were formed using assumptions which were responsive to then-current economic factors, such as presumed demand for the Surviving Corporation’s flying services, availability of flight crews, training capacity, routine, and contractual scheduling practices, and presumed flight completions, which were affected by weather or other conditions. Republic’s management selected reasonable assumptions related to these factors; however, a range of reasonable outcomes is possible that could materially affect the Republic Projections as set forth below from changes in any or all of the aforementioned economic factors.

The Republic Projections were prepared prior to the imposition of widespread tariffs levied on goods and services originating outside of the United States and subsequently imported into the United States. Several significant inputs to the Surviving Corporation’s supply chain, in whole or in part, including the aircraft which the Surviving Corporation is anticipated to operate, are manufactured and assembled outside of the United States using inputs sourced within the United States and abroad. Republic expects the Surviving Corporation to incur additional costs associated with tariffs imposed on aircraft and equipment associated with new aircraft deliveries, which would reduce cash, cash equivalents, and marketable securities by up to $30 million during the year ended December 31, 2025; up to $30 million during the year ending December 31, 2026; and up to $15 million during the year ending December 31, 2027.

The Republic Projections are forward-looking statements. Important factors that may affect actual results and cause the Republic Projections not to be achieved include, but are not limited to, the risks and uncertainties described below and those described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 96 and “Risk Factors” beginning on page 47. Although the Republic Projections are presented with numerical specificity, they reflect numerous estimates and assumptions made by Republic with respect to industry performance, general business, economic, regulatory, market, and financial conditions and other future events, as well as matters specific to the Surviving Corporation’s business, all of which are difficult or impossible to predict accurately and many of which are beyond the Surviving Corporation’s control. The Republic Projections reflect assumptions as to certain potential business decisions that are subject to change. The Republic Projections cover a number of years and such information by its nature becomes less reliable with each successive year.

In the view of Republic’s management, the information in the Republic Projections was prepared on a reasonable basis and reflected the best estimates and judgments available to Republic’s management at the time. However, this information is not fact and should not be relied upon as being necessarily indicative of future results. As such, the Republic Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Republic Projections, including, but not limited to, the risk that the proposed transaction may not be completed in a timely basis or at all, that the Surviving Corporation may be adversely affected by other economic, business, and/or competitive factors, and risks related to the Surviving Corporation’s financial condition, results of operations, business strategy, short-term, and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions. Moreover, the Surviving Corporation will operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for Republic’s management to predict all risks, nor can Republic assess the effect of all factors on the Surviving Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. There can be no assurance that the Republic Projections will be realized or that actual results will not be significantly higher or lower than forecast. In addition, the Republic Projections will be affected by the Surviving Corporation’s ability to achieve strategic goals, objectives, and targets over the applicable periods. The Republic Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such.

The Republic Projections were not prepared with a view toward public disclosure. The inclusion of the Republic Projections should not be regarded as an indication that Republic, Mesa, the Surviving Corporation, FTICA, any of their respective affiliates, officers, directors, advisors, or other representatives or anyone who received this information then considered, or now considers, them a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Republic Projections herein should not be deemed an admission or representation by Republic or any other person that it views the Republic Projections as material information. The inclusion of the Republic Projections in this proxy statement/prospectus should not be regarded as an indication that the Republic Projections will necessarily be predictive of actual future events given the inherent risks and uncertainties associated with such long-range forecasts. No representation is made by Republic or any other person regarding the Republic Projections or the Surviving Corporation’s ultimate performance compared to such information.

Neither Mesa’s independent auditors, CBIZ CPAs P.C., Republic’s independent auditors, Deloitte & Touche LLP, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Some of the Republic Projections are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with the published guidelines of the SEC regarding projections or GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The financial measures included in the Republic Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measure were not provided to or relied upon by Republic’s board of directors, Mesa’s board of directors, or FTICA.

The following is a summary of Republic Projections:

(in millions)	Year Ending December 31, 2025	Year Ending December 31, 2026	Year Ending December 31, 2027
Revenues	$1,972	$2,293	$2,489
Adjusted EBITDA (1)	310	439	541

(1)	Adjusted EBITDA is net income before interest expense, investment income (loss) and other, net, income taxes, and depreciation and amortization expense.

Opinion of Mesa’s Financial Advisor

As stated above, after engaging FTICA pursuant to an engagement letter dated January 23, 2025 (the “Engagement Letter”), Mesa instructed FTICA to render an opinion to Mesa’s board of directors as to the fairness to the Mesa Legacy Shareholders, from a financial point of view, of an exchange ratio of 636.00 in the Merger assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of the common stock of Mesa on a fully diluted basis as a consequence of the Merger. On March 17, 2025, FTICA rendered to the Mesa board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Mesa board of directors dated March 17, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by FTICA in preparing its opinion (the “FTICA Opinion”), an exchange ratio of 636.00 in the Merger assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of the common stock of Mesa on a fully diluted basis as a consequence of the Merger is fair, from a financial point of view, to the Mesa Legacy Shareholders.

Thereafter, pursuant to a letter dated July 9, 2025 (the “FTICA Letter”), FTICA confirmed to Mesa’s board of directors that (provided there were no other changes or revisions to the Mesa Management Representation Letter to FTICA dated March 17, 2025) FTICA’s conclusion presented as of March 17, 2025 in the FTICA Opinion would not change as a result of the Exchange Ratio being 584.90 (rather than 636.00) assuming that the Mesa Legacy Shareholders collectively will hold 6% or more of the common stock of Mesa on a fully diluted basis as a consequence of the Merger (and subject to the same provisions and terms set forth in the FTICA Opinion).

The full text of the FTICA Opinion as well as the full text of the FTICA Letter are attached as Annex B to this proxy statement/prospectus and are incorporated by reference. Mesa encourages its stockholders to read the FTICA Opinion and the FTICA Letter in their entirety for the assumptions made, procedures followed, other matters considered and limits of the review by FTICA. The summary of the FTICA Opinion and the FTICA Letter set forth herein are qualified by reference to the full text of the FTICA Opinion and the FTICA Letter. FTICA provided the FTICA Opinion and the FTICA Letter for the sole benefit and use by Mesa’s board of directors in its consideration of the Merger. The FTICA Opinion and the FTICA Letter are not a recommendation to Mesa’s board of directors or to any stockholder as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.

In arriving at its opinion FTICA reviewed and analyzed, among other things:

•	The draft Merger Agreement;

•

financial statements for the years ended September 30, 2019 through December 31, 2024, and other historical and forecasted financial information, business plans, and operating information with respect to Mesa, including certain financial forecasts relating to Mesa, covering the period from October 1, 2024 through September 30, 2029;

•

financial statements for the years ended December 31, 2020 through December 31, 2025, and other historical and forecasted financial information, business plans and operating information with respect to Republic, including certain financial forecasts relating to Republic, covering the period from January 1, 2025 through December 31, 2027;

•	certain financial forecasts relating to Surviving Corporation covering the period from January 1, 2025 through December 31, 2027;

•	the pro forma capitalization table of Surviving Corporation effective as of the date immediately following the closing of the Merger Proposal;

•	the past and current business, operations, financial condition, and prospects of Mesa, Republic, and Surviving Corporation with Mesa management and Republic management;

•	comparison of certain financial information of Mesa, Republic, and Surviving Corporation with similar information of other companies it deemed relevant; and

•	historical stock price information of Mesa.

FTICA also had discussions with Mesa management and Republic management concerning the businesses, operations, assets, liabilities, financial condition, and prospects and undertook such other studies, financial analyses, and investigations as it deemed appropriate.

In conducting FTICA’s review and arriving at the FTICA Opinion, with Mesa’s consent, FTICA has assumed and relied upon the accuracy and completeness of all financial and other information provided to or discussed with FTICA by Mesa and Republic, respectively (or their respective employees, representatives, or affiliates), or which is publicly available or was otherwise reviewed by FTICA. FTICA has not undertaken any responsibility for the accuracy, completeness, or reasonableness of, or independent verification of, such information. Furthermore, FTICA assumed, with Mesa’s consent, that the exchange ratio would be 636 shares of Mesa common stock for each share of Republic common stock. FTICA has, with Mesa’s consent, relied upon the assumption that all information provided to FTICA by Mesa and Republic is accurate and complete in all material respects.

FTICA expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the FTICA Opinion of which FTICA has become aware after the date of the FTICA Opinion. FTICA assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business, or prospects of Mesa or Republic since the date of the last financial statements made available to FTICA. FTICA has not obtained any independent evaluations, valuations, or appraisals of the assets or liabilities of Mesa or Republic, nor has FTICA been furnished with such materials. In addition, FTICA has not evaluated the solvency or fair value of Mesa or Republic under any state or federal laws relating to bankruptcy, insolvency, or similar matters. The FTICA Opinion does not address any legal, tax, or accounting matters related to the Merger, as to which FTICA has assumed that Mesa and Mesa’s board of directors have received such advice from legal, regulatory, tax, and accounting advisors as each has determined appropriate. The FTICA Opinion addresses only the fairness of the Exchange Ratio from a financial point of view to the holders of common stock of Mesa. FTICA expresses no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The FTICA Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by FTICA on the date of the FTICA Opinion. It should be understood that although subsequent developments may affect the FTICA Opinion, FTICA does not have any obligation to update, revise or reaffirm the FTICA Opinion and FTICA expressly disclaims any responsibility to do so.

FTICA did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the U.S. Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the FTICA Opinion, FTICA assumed, among other things, in all respects material to FTICA’s analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or amendment of any term or condition thereof. FTICA has assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by FTICA. FTICA has also assumed that all governmental, regulatory, and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated thereby will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Mesa, Republic, or the contemplated benefits of the Merger. FTICA has assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules, and regulations.

It is understood that the FTICA Opinion is intended for the benefit and use of Mesa’s board of directors in its consideration of the financial terms of the Merger and, except as set forth in the Engagement Letter, may not be used for any other purpose or reproduced, disseminated, quoted, or referred to at any time, in any manner or for any purpose without FTICA’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that the FTICA Opinion may be included in its entirety in any filing related to the Merger to be filed with the U.S. Securities and Exchange Commission and this proxy statement/prospectus to be mailed to the Mesa stockholders. The FTICA Opinion does not constitute a recommendation to Mesa’s board of directors of whether or not to approve the Merger or to any Mesa stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. The FTICA Opinion does not address Mesa’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Mesa. FTICA expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Mesa, will trade at any time, including following the announcement or consummation of the Merger. FTICA has not been requested to opine as to, and the FTICA Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors, or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the Mesa stockholders in connection with the Merger or with respect to the fairness of any such compensation.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by FTICA to arrive at the FTICA Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. FTICA performed certain procedures, including each of the financial analyses described below and reviewed with Mesa’s board of directors the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Mesa and Republic.

Discounted Cash Flow Analysis

In order to estimate the present value of Mesa, Republic, and Surviving Corporation, FTICA performed a discounted cash flow analysis of each of the three entities. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or security by calculating the net present value of estimated future cash flows of the asset or security. Net present value refers to the discounted value of future cash flows available to investors and is obtained by discounting those future cash flows by an appropriate risk adjusted discount rate that takes into account systematic and unsystematic risk factors, the opportunity cost of capital, expected returns, and the timing of cash flows.

The discounted cash flow methodology requires the following steps: (i) the determination of cash flow forecasts, the representative level projections, and (ii) the selection of a range of comparative investment risk adjusted discount rates to apply against the representative level projections. Using the representative level projections, the unlevered free cash flows were calculated by taking earnings before interest, tax expense, depreciation, and amortization, EBITDA, and subtracting capital expenditures, taxes, and working capital requirements for each year of the projection period. Following the discrete forecast period, the residual value of the company, or “terminal value,” was estimated by applying the Gordon Growth Model using a terminal growth rate. The Gordon Growth Model is used to estimate the present value of cash flows into perpetuity based on terminal cash flows, long term expected growth, and the weighted average cost of capital. In applying this method to each entity (Mesa, Republic, and Surviving Corporation) factors specific to each entity were considered when estimating the discount rate and long term growth rate to be applied. The selected discount rates and long term growth rates applied were as follows:

Entity	Discount Rate Range	Long Term Growth
Mesa	18.0% – 20.0%	0.0%
Republic	11.5% - 13.5%	2.0%
Surviving Corporation	11.5% - 13.5%	2.0%

The cash flows and terminal values were then discounted to present value using the rates above to derive a range of enterprise values using the discount cash flow approach.

Guideline Public Company Analysis

In order to assess how the public market is valuing investments similar to the entities involved in the merger, FTICA analyzed certain financial ratios of companies deemed similar to Republic and Surviving Corporation, the Guideline Public Company Method. This approach, known as a market approach, incorporates comparative measures of risk and growth that are applied against representative levels of cash flow. The market approach reflects what investors believe to be fair and reasonable rates of return for particular investments, given the comparative risk/return profile of each company relative to another. Using the financial ratios observed among a portfolio of comparable companies such as enterprise-value-to-EBITDAR, or EV/EBITDAR, the valuation professional can derive an implied enterprise value for the subject company. FTICA reviewed and compared specific financial and operating data as of the date of value relating to each entity with selected companies that FTICA, based on its research and experience, and considering similarity in company operations, size, industry, asset quality, and geographic exposure, deemed comparable to the entity. The selected guideline public companies were:

Republic & Surviving Corporation Guideline Public Companies:

•	SkyWest, Inc.

•	Chorus Aviation Inc.

•	United Airlines Holdings, Inc.

•	America Airlines Group Inc.

•	Delta Air Lines, Inc.

•	Alaska Air Group, Inc.

•	Southwest Airlines Co.

•	Frontier Group Holdings, Inc.

•	Allegiant Travel Company

•	Sun Country Airlines Holdings, Inc.

In applying this method to each entity (Republic and Surviving Corporation) factors specific to each entity were considered when selecting the range of multiples to be applied. The selected market multiples applied were as follows:

Entity	Financial Ratio	Range of Multiples
Republic	EV/EBITDAR – Last 12 Months	6.5x – 7.5x
	EV/EBITDAR – Next Calendar Year	6.0x – 7.0x
	Price/Earnings – Next Calendar Year	12.5x – 13.5x
Surviving Corporation	EV/EBITDAR – Next Calendar Year	6.0x – 7.0x
	Price/Earnings – Next Calendar Year	12.5x – 13.5x

Guideline Transaction Analysis

FTICA reviewed the purchase prices and financial multiples paid in selected other transactions that FTICA, based on its research and experience, deemed to be similar to the subject entity based on a review of target company’s operations, size, industry, asset quality, and geographic exposure. The selected guideline transactions were:

Close Date	Buyer	Target
April 14, 2025	Stonepeak Partners	Air Transport Services Group
September 17, 2024	Alaska Air	Hawaiian Airlines
March 17, 2023	Apollo Global Management	Atlas Air Worldwide Holdings
January 27, 2022	Tata Sons Private Limited	Air India Limited
December 11, 2019	Onex Corporation	WestJet Airlines

In applying this method to each entity (Republic and Surviving Corporation) factors specific to each entity were considered when selecting the range of multiples to be applied. The selected market multiples applied were as follows:

Entity	Financial Ratio	Range of Multiples
Republic	EV/EBITDA – Last 12 Months	6.5x – 7.5x
	EV/EBITDA – Next Calendar Year	6.0x – 7.0x
Surviving Corporation	EV/EBITDA – Next Calendar Year	6.0x – 7.0x

General

FTICA, its subsidiaries and its affiliates, engage in a wide range of businesses from investment banking, asset management, and other financial and nonfinancial advisory services. In the ordinary course of its business, it and its affiliates may actively advise its customers with respect to trades or other transactions in equity, debt, and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Mesa and Republic and certain of its affiliates for the accounts of its customers. FTICA is acting as a financial advisor to Mesa in connection with the proposed transaction. Mesa paid FTICA a fee in the amount of $250,000 for its services in connection with the rendering of its fairness opinion. The obligation of Mesa to pay such fee was not dependent on the conclusions reached by FTICA. Mesa has agreed to reimburse FTICA’s expenses and indemnify it for certain liabilities that may arise out of its engagement. FTICA is a wholly owned subsidiary of FTI Consulting, Inc. (“FTI”). During the past two years, FTICA has provided general investment banking services to Mesa, including services pertaining to the Merger. FTI has received fees from Mesa for its investment banking services of $5,250,000 over such two year period, including fees of $1,300,000 for services rendered in relationship to the Merger. FTI will receive a further fee of $650,000 to $1,150,000 contingent upon the closing of the Merger. Neither FTI nor FTICA has provided any services to Republic in the last two years, including in connection with the Merger or the transactions contemplated by the Merger Agreement.

Interests of Mesa Directors and Executive Officers in the Merger

In considering the recommendation of the Mesa board of directors with respect to approving the Merger, stockholders should be aware that Mesa’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Mesa stockholders generally. These interests may present them with actual or perceived conflicts of interest, and these interests, to the extent material, are described below.

The Mesa board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Mesa stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Treatment of Mesa RSUs and Restricted Stock Awards

Under the Merger Agreement, each outstanding RSU award and restricted stock award in respect of shares of Mesa common stock, whether vested or unvested, will accelerate in full effective as of immediately prior to the Effective Time and shall be cancelled and converted into the right to receive a number of shares of Mesa common stock subject to such award immediately prior to the Effective Time. The number of awards held by Mesa’s directors and executive officers are as follows:

Jonathan G. Ornstein – 387,754

Michael J. Lotz – 303,784

Brian S. Gillman – 102,998

Ellen N. Artist – 22,231

Mitchel I. Gordon – 22,231

Dana J. Lockhart – 22,231

Harvey W. Schiller – 22,231

Spyridon P. Skiados – 22,231

Executive Separation and Consulting Arrangements

In connection with entering into the Merger Agreement, each of Jonathan G. Ornstein, Mesa’s Chairman and Chief Executive Officer, Michael J. Lotz, Mesa’s President and Chief Financial Officer, and Brian S. Gillman, Mesa’s Executive Vice President, General Counsel and Secretary (together, the “Executives”), entered into a Separation and Consulting Agreement with Mesa. The Form of Separation and Consulting Agreement, which is representative of the Separation and Consulting Agreements entered into with the Executives, is filed as Exhibit 10.38 to the registration statement of which the registration statement of which this proxy statement/prospectus forms a part.

Pursuant to the terms of each respective Separation and Consulting Agreement, the employment of Messrs. Ornstein, Lotz, and Gillman will terminate on the date that is the later of the Closing Date or October 1, 2025, unless extended by Republic (the “Termination Date”). To the extent the Termination Date is later than the Closing Date, during the period commencing on the Closing Date and ending on the Termination Date (the “Transitional Employment Period”), each Executive will serve as an advisor to the Surviving Corporation’s President and will receive a current base salary at the same rate as immediately prior to the Closing Date and continue to participate in all employee benefit plans on the same basis as such plans were made available to the Executive immediately prior to the Closing Date. The executives will not be eligible to receive any other incentive or other compensation or benefits during the Transitional Employment Period.

Following the Termination Date, Mesa will retain the Executives as consultants to perform certain transitional services commencing on the Termination Date and ending on the second anniversary of the Termination Date (the “Consulting Period”).

In exchange for their performance of the consulting services, during the Consulting Period, the Surviving Corporation shall pay to each Executive monthly consulting fees in accordance with the Surviving Corporation’s standard payment procedures for consultants and independent contractors (the “Consulting Fees”) and, subject to such Executive’s continued compliance with the restrictive covenants described below for the duration of the Consulting Period, a lump sum (the “Consulting Lump Sum Payment”), payable within 10 days following the end of the Consulting Period.

The Separation and Consulting Agreement provides for certain restrictive covenants including (i) the preservation and non-disclosure of confidential information; (ii) certain non-disparagement obligations; and (iii) non-solicitation and non-competition obligations during the Transitional Employment Period and the Consulting Period.

Further, under the Separation and Consulting Agreement, the Executives will, in consideration for executing and delivering a general release of claims (the “Release Agreement”), receive a severance payment (the “Severance Payment”), in addition to certain accrued but unpaid benefits, which Severance Payment shall be payable within 10 days after the date the Release Agreement becomes effective by its terms. Following the Termination Date, the Executives will cooperate as reasonably required by Mesa in the defense or prosecution of any claims, charges, complaints, or lawsuits that have been or may be filed by or against Mesa and will be compensated at an hourly rate (the “Continuing Cooperation Rate”) for such cooperation that extends beyond the Consulting Period.

The amounts payable to each Executive under their respective Separation and Consulting Agreement are as follows:

Executive	Consulting Fees	Consulting Lump Sum Payment	Severance Payment	Continuing Cooperation Rate
Jonathan G. Ornstein	$90,000/month	$1,560,000	$3,700,000	$750/hour
Michael J. Lotz	$85,000/month	$1,060,000	$3,038,000	$500/hour
Brian S. Gillman	$35,000/month	$518,000	$1,240,000	$300/hour

The effectiveness of each Separation and Consulting Agreement is conditioned upon the consummation of the Merger. If the Closing does not occur, or if the Merger Agreement is terminated in accordance with its terms prior to the Closing Date, the Separation and Consulting Agreements shall be null and void and Mesa’s employment of the Executives will not terminate.

The foregoing description of the terms of the Separation and Consulting Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of such agreement, including the form of the Release Agreement attached thereto as Exhibit A.

Advisory Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Mesa that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and in this section such term is used to describe the Merger-related compensation to which Mesa named executive officers may become entitled by reason of the Merger. The “golden parachute” compensation payable to these individuals is subject to a non-binding, advisory vote of Mesa’s shareholders, as described elsewhere in this proxy statement/prospectus. The plans or arrangements pursuant to which such “golden parachute” compensation would be payable (other than the Merger Agreement), consist of the separation and consulting agreements entered into between each of the named executive officers and Mesa and the respective equity awards specifying the terms and conditions of each such award.

Each named executive officer has entered into a Separation and Consulting Agreement with Mesa, pursuant to which each named executive officer will terminate employment with Mesa effective as of the later of the Closing, October 1, 2025, such later date that Republic may determine (but no later than 180 days following the Closing) or an earlier date determined by Mesa and Republic. Each Separation and Consulting Agreement provides that the named executive officer will continue to provide certain consulting services to Mesa for two years following the employment termination date in exchange for a monthly consulting fee and a lump sum payment at the end of the consulting period. Pursuant to the Separation and Consulting Agreements each named executive officer will be subject to confidential information, nonsolicitation, noncompetition, and nondisparagement restrictive covenants. The Separation and Consulting Agreements replace and supersede the employment agreements in place between each named executive officer and Mesa, effective as of the Closing Date.

The amount of payments and benefits that each named executive officer would receive (on a pre-tax basis), as set forth in the tables below, is based on the following assumptions:

•	the Closing Date is July 11, 2025, which is the latest practicable date prior to this filing and used for purposes of this golden parachute compensation disclosure;

•	each named executive officer terminates employment and continues as a consultant during the specified period in the Separation and Consulting Agreements;

•	each named executive officer’s outstanding equity awards remain unchanged from those in effect as of the date of this proxy statement/prospectus; and

•

the relevant price per share of Mesa common stock is $1.07, which is the average closing price per share of Mesa common stock as reported on Nasdaq over the first five business days following the first public announcement of the Merger on April 7, 2025.

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Mesa’s executive officers may materially differ from the amounts set forth in this section.

Mesa’s named executive officers will not receive any enhanced pension or non-qualified deferred compensation in connection with the Merger and therefore such column is omitted from the table below.

For purposes of this golden parachute disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the consummation of the Merger and “double trigger” refers to payments and benefits that require two conditions, which are the consummation of the Merger and termination of employment.

The table titled “All Golden Parachute Compensation” includes both arrangements and amounts previously disclosed and subject to a stockholder advisory vote under section 14A(a)(1) of the Exchange Act, as well as new arrangements and understandings related thereto. The table titled “New Golden Parachute Compensation” includes only new arrangements and understandings not previously subject to a stockholder advisory vote.

These payments and benefits are the subject of a non-binding advisory vote of Mesa shareholders, as described under “Proposal No. 3: The Advisory Compensation Proposal.”

All Golden Parachute Compensation

Name	Cash ($) (1)	Other (2)	Total ($)
Jonathan G. Ornstein
Chairman & Chief Executive Officer	3,700,000	1,560,000	5,260,000
Michael J. Lotz
President & Chief Financial Officer	3,038,000	1,060,000	4,098,000
Brian S. Gillman
EVP, General Counsel & Secretary	1,240,000	518,000	1,758,000

(1)	Cash payment consists of lump sum cash severance amounts payable to each named executive officer in accordance with the Separation and Consulting Agreements.
(2)

Amount consists of cash payments payable to each named executive officer within 10 days following the end of the consulting period under the Separation and Consulting Agreement in consideration for the agreement to the restrictive covenant set forth therein.

All such cash payments are “double trigger” benefits and would be paid only upon the qualifying termination of the named executive officer’s employment and service in connection with completion of the Merger.

The estimated amount of each such payment is shown in the following table:

Name	Severance Payment ($)	Incentive Bonus ($)	Consulting Lump Sum Payment ($)	Total ($)
Jonathan G. Ornstein	3,700,000	—	1,560,000	5,260,000
Michael J. Lotz	3,038,000	—	1,060,000	4,098,000
Brian S. Gillman	1,240,000	—	518,000	1,758,000

New Golden Parachute Compensation

Name	Cash ($)(1)	Aggregate Consulting Fees(2)	Total ($)
Jonathan G. Ornstein Chairman & Chief Executive Officer	5,260,000	2,160,000	7,420,000
Michael J. Lotz President & Chief Financial Officer	4,098,000	2,040,000	6,138,000
Brian S. Gillman EVP, General Counsel & Secretary	1,758,000	840,000	2,598,000

(1)

Cash payment consists of amounts payable to each named executive officer in accordance with the Separation and Consulting Agreements, including (i) a lump sum cash severance payment paid within 10 days after the date the Separation and Consulting Agreement becomes effective, and (ii) a lump sum cash payment paid within 10 days after the end of the consulting period described above.

All such cash payments are “double trigger” benefits and would be paid only upon the qualifying termination of the named executive officer’s employment and service in connection with completion of the Merger.

The estimated amount of each such payment is shown in the following table:

Name	Severance Payment ($)	Incentive Bonus ($)	Consulting Lump Sum Payment ($)	Total ($)
Jonathan G. Ornstein	3,700,000	—	1,560,000	5,260,000
Michael J. Lotz	3,038,000	—	1,060,000	4,098,000
Brian S. Gillman	1,240,000	—	518,000	1,758,000

(2)	Amount represents the total monthly consulting payments over the two-year term of the applicable Separation and Consulting Agreements.

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the Mesa Charter and the second amended and restated bylaws, as amended, of Mesa, which provide for indemnification of Mesa’s directors, officers, employees, and other agents to the maximum extent permitted by Nevada law, Mesa has entered into indemnification agreements with each of its directors and officers. These agreements contain provisions with respect to the indemnification of Mesa’s directors and executive officers and, at times, their affiliates, which are in some respects broader than the specific indemnification provisions contained in Nevada law. The indemnification agreements may require Mesa, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Mesa believes that these articles of incorporation and bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Interests of Republic Directors and Executive Officers in the Merger

In considering the recommendation of the Republic board of directors with respect to its approval of the Merger Agreement, the Merger and the other transactions contemplated thereby, stockholders should be aware that Republic’s directors and executive officers may have interests in the Merger that are deemed different from, or in addition to, those of Republic’s stockholder’s generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent they may be deemed material, are described below.

Republic’s board was aware of these interests and considered them, among other matters, in reaching the decision to approve the Merger Agreement and the Merger, and to recommend that the Republic stockholders approve the Merger.

Management Following the Merger

As described in the section captioned “Management Following the Merger” beginning on page 332 of this proxy statement/prospectus, certain of Republic’s directors and officers are expected to become the directors and officers of the Surviving Corporation upon the Closing of Merger.

Republic RSUs

In connection with the Merger, (i) each outstanding Republic RSU that has vested (including each outstanding Republic RSU that will become vested upon, or immediately before, the Closing of the Merger or immediately before) will be cancelled and converted into the right to receive shares of Republic common stock, which will be converted into fully vested Mesa common stock (at the Exchange Ratio) and (ii) each then outstanding Republic RSU that is unvested will be assumed by Mesa and converted into the right to receive a Surviving Corporation Restricted Stock Award in an amount equal to the number of whole shares of Mesa common stock (rounded up to the next whole share of Mesa common stock) equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of shares of Republic common stock subject to such unvested Republic RSU immediately prior to the Effective Time. Each Republic RSU assumed and converted into a Surviving Corporation Restricted Stock Award will continue to have and be subject to the same terms and conditions, including with respect to vesting, as applicable to the corresponding Republic RSU as of immediately prior to the Effective Time.

2025 Republic Equity Awards

In 2025, Republic granted fully vested shares of Republic common stock pursuant to Republic’s 2020 Omnibus Incentive Plan to Republic directors, subject to a holding requirement.

In 2025, Republic also granted Republic RSUs to certain members of Republic’s management, which are subject to both time- and performance-based vesting conditions (the “Republic Integration RSUs”). The time-vesting Republic Integration RSUs vest in equal installments on the third and fourth anniversaries of the Closing Date, subject to continued employment. The performance-vesting Republic Integration RSUs vest, subject to continued employment, in one-third tranches upon achievement of specified operational milestones, including (i) approval of an aircraft bridging and harmonization program, (ii) approval of a pilot training transition program and (iii) relocation of Mesa’s corporate functions to Carmel, Indiana. If the Closing does not occur or the Merger Agreement is terminated, all Republic Integration RSUs will be immediately forfeited for no consideration.

Republic also granted time-vesting Republic RSUs to Republic executive officers that vest in three equal installments on each of December 31, 2025, 2026, and 2027, subject to continued employment.

At the Effective Time, each outstanding Republic RSU award described above will be assumed and converted into a Surviving Corporation Restricted Stock Award and will continue to have and be subject to the same terms and conditions, including with respect to vesting, as applicable to the corresponding Republic RSU as of immediately prior to the Effective Time. See the section titled “The Merger Agreement – Republic RSUs” beginning on page 145 of this proxy statement/prospectus for more information.

Employment Agreement

Republic expects to enter into an employment agreement with David Grizzle, Chief Executive Officer and Chairman of the board of directors of Republic, prior to the Closing. The material terms of such employment agreement are not yet determined.

Form of the Merger

Upon the terms of and subject to the conditions set forth in the Merger Agreement, in connection with the Delaware Conversion and in accordance with the DGCL, at the Effective Time, Republic will merge with and into Mesa, the corporate existence of Republic will cease, and the Surviving Corporation will continue as the surviving corporation in the Merger.

Merger Consideration and Adjustment

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Republic common stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares held by stockholders who have not voted in favor of, or consented to, the Merger and who have properly demanded appraisal of such shares in accordance with, and have complied in all respects with, Section 262 of the DGCL) will be automatically converted into the right to receive a number of validly issued, fully paid, and non-assessable shares of Mesa common stock equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement – Merger Consideration” beginning on page 141 of this proxy statement/prospectus).

Immediately prior to the Effective Time, each then outstanding Republic RSU that has vested in accordance with its terms (including each outstanding Republic RSU that will become vested upon the Closing) will be cancelled and converted into the right of the holder to receive a number of whole shares of Republic common stock (rounded up to the next whole share), which shares of Republic common stock will be converted into Mesa common stock in accordance with the Exchange Ratio.

Further, immediately prior to the Effective Time, each then outstanding Republic RSU that is unvested will be assumed by Mesa and converted into the right to receive a Surviving Corporation Restricted Stock Award in an amount equal to the number of whole shares of Mesa common stock (rounded up to the next whole share of Mesa common stock) equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of shares of Republic common stock subject to such unvested Republic RSU immediately prior to the Effective Time.

No fractional shares of Mesa common stock shall be issued in connection with the Merger, and no certificates for any such fractional shares shall be issued. Each holder of shares of Republic common stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Mesa common stock will receive, in lieu thereof, cash (without interest, rounded down to the nearest cent) in an amount equal to such fractional part of a share of Mesa common stock multiplied by the average of the volume weighted average price per share of Mesa common stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Mesa and Republic) on each of the five consecutive trading days ending with the last complete trading day three days immediately prior to the Closing Date (such price per share, the “Mesa Stock Value”).

Procedures for Exchanging Republic Stock Certificates

Prior to the Effective Time, Mesa and Republic will jointly appoint an exchange agent for the payment of the Merger Consideration as provided in the Merger Agreement. At or immediately prior to the Effective Time, Mesa will deposit or cause to be deposited with the exchange agent (i) book-entry shares of Mesa common stock equal to the aggregate Merger Consideration and (ii) an amount in cash sufficient to pay the aggregate cash in lieu of fractional shares, in each case to be paid by the exchange agent pursuant to the Merger Agreement.

No later than three (3) business day prior to the anticipated Closing Date, Mesa shall (or shall cause the exchange agent to) deliver to each holder of Republic common stock that is or will be at the Effective Time entitled to Merger Consideration a letter of transmittal and instructions (in form and substance reasonable satisfactory to Republic) (the “Letter of transmittal”). As soon as reasonably practicable after the Effective Time and in any event no later than two (2) business days after the later of (x) the Effective Time and (y) receipt by the exchange agent from a holder of a duly completed and validly executed (in each case as reasonably determined by Mesa) Letter of Transmittal and such other customer documents as may reasonably be required by Mesa or the exchange agent, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor (i) book-entry shares of Mesa common stock equal to the aggregate Merger Consideration that such holder has the right to receive pursuant to the Merger Agreement and (ii) cash in the amount equal to the aggregate cash in lieu of any fractional shares that such holder has the right to receive pursuant to the Merger Agreement, in each case, without interest and subject to any applicable tax withholding.

HOLDERS OF REPUBLIC COMMON STOCK SHOULD NOT SEND IN THEIR REPUBLIC STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF REPUBLIC STOCK CERTIFICATES.

Effective Time of the Merger

The Merger Agreement provides that, subject to the conditions of the Merger Agreement, on the Closing Date, and in all events following the Conversion Effective Time, the parties will cause the Merger to be consummated by filing or causing to be filed a certificate of Merger (the “Certificate of Merger”), with the Secretary of State of the State of Delaware. The Merger will become effective at such time as specified in the Certificate of Merger, which will be after the Conversion Effective Time. Neither Mesa nor Republic can predict the exact timing of the consummation of the Merger.

HSR Act

Under the HSR Act and the rules and regulations promulgated thereunder, the Merger may not be completed until Mesa and Republic each files a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), and the applicable waiting period has expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act Notification and Report forms or the early termination of that waiting period. If the FTC or the DOJ issues a request for additional information and documents (a “Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period.

Mesa and Republic each filed a HSR Notification Form with respect to the transaction with the FTC and DOJ on May 16, 2025. The waiting period under the HSR Act with respect to the filings made by Mesa and by Republic expired on June 16, 2025.

At any time before or after consummation of the transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, or to terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, or to terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Merger Agreement – Covenants and Agreements – Regulatory Approvals” for certain conditions to the Merger, including conditions with respect to the HSR Act.

Other Regulatory Approvals

In addition to the antitrust related filings and clearance discussed above, Mesa and Republic must obtain all other consents or approvals by any other governmental authority that are required by law to be obtained in connection with the consummation of the merger and the transactions contemplated by the Merger Agreement or which the failure to obtain would be, following the Merger, material to the Surviving Corporation, including certain aviation-related approvals or notifications as may be required by the DOT, the FAA, the FCC, or other regulatory bodies. There can be no assurance that Mesa and Republic will be able to obtain all required regulatory clearances and approvals.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of U.S. federal income tax consequences to U.S. Holders (as defined below) of Republic common stock in the Merger. The discussion does not purport to be a complete analysis of all potential tax consequences. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings, and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Republic has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Merger.

This discussion is limited to a U.S. Holder that holds Republic common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including, without limitation, the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Republic common stock as part of a hedge, straddle, or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Republic common stock;

•

partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations, or other passthrough entities (including hybrid entities);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Republic common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Republic common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	persons that own, or have owned, actually or constructively, more than 5% of Republic common stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Republic common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Republic common stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Merger.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

A “U.S. Holder” is any beneficial owner of Republic common stock or Mesa common stock, as applicable, that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Each of Republic and Mesa intends that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder will not recognize gain or loss upon the receipt of Mesa common stock in exchange for surrendering its Republic common stock in the Merger.

Each U.S. Holder’s aggregate tax basis in the shares of Mesa common stock received in the Merger (including any fractional share deemed received and sold for cash, as discussed below) will equal such U.S. Holder’s aggregate adjusted tax basis in the shares of Republic common stock exchanged in the Merger. The holding period of the shares of Mesa common stock received by a U.S. Holder in the Merger (including any fractional share deemed received and sold for cash, as discussed below) will include such U.S. Holder’s holding period for the shares of Republic common stock exchanged in the Merger. A U.S. Holder that holds different blocks of Republic common stock (generally, Republic common stock acquired on different dates or at different prices) is urged to consult its tax advisor with respect to the determination of the tax bases and holding periods of the particular shares of Mesa common stock received in the Merger.

If the Merger were to fail to qualify as a “reorganization,” then each U.S. Holder generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the shares of Mesa common stock and cash in lieu of any fractional share of Mesa common stock received by such U.S. Holder in the Merger and (ii) such U.S. Holder’s adjusted tax basis in its Republic common stock.

U.S. Federal Income Tax Consequences of the Receipt of Cash In Lieu of Fractional Shares

A U.S. Holder who receives cash in lieu of a fractional share of Mesa common stock generally will be treated as having received the fractional share of Mesa common stock pursuant to the Merger and then as having sold that fractional share for cash. As a result, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described in the preceding section). Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the Effective Time of the Merger, the U.S. Holder’s holding period for such shares (including the holding period of the Republic common stock surrendered therefor) exceeds one year. The deductibility of capital losses is subject to limitations.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger in light of its personal circumstances and the considerations to them under state, local, and non-U.S. tax laws and other U.S. federal tax laws.

Information Reporting

Each U.S. Holder who receives Mesa common stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding common stock of Republic is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in such U.S. Holder’s Republic common stock surrendered in the Merger, the fair market value of such Republic common stock, the date of the Merger, and the name and employer identification number of each of Republic and Mesa. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

Nasdaq Stock Market Listing

Mesa and Republic intend to prepare and submit to Nasdaq an initial listing application covering the shares of Mesa common stock to be issued in the Merger and will use their reasonable best efforts to cause such additional shares of Mesa common stock to be authorized for listing on Nasdaq, at or prior to the Closing. It is a condition to the consummation of the transactions contemplated by the Merger Agreement, including the Merger, that at or prior to the Closing, the shares of Mesa Common Stock issuable in the Merger will have been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met. If such listing condition is not met, the transactions contemplated by the Merger Agreement, including the Merger, will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. See “Risk Factors – Risks Related to the Ownership of the Common Stock of the Surviving Corporation – Upon completion of the Merger, failure by the Surviving Corporation to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.”

Reverse Stock Split

Mesa’s board of directors intends to effect a reverse stock split of the shares of Mesa common stock. The principal purpose of the reverse stock split is to increase the per-share market price of Mesa common stock to satisfy the minimum bid price requirement of Nasdaq rules for listing the common stock in connection with the Merger. It cannot be assured, however, that the reverse stock split will result in an approval of the Nasdaq listing or otherwise result in a sustained increase in stock price. For a discussion of risks related to the proposed reverse stock split, see “Risk Factors – Risks Related to the Ownership of the Common Stock of the Surviving Corporation – Upon completion of the Merger, failure by the Surviving Corporation to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.”

Under Nevada law, Mesa’s board of directors may unilaterally approve a reverse stock split; accordingly, Mesa stockholders will not vote on the decision to implement a reverse stock split. Subject to obtaining the consent of Republic to conduct a reverse stock split under the Merger Agreement, Mesa’s board of directors will retain discretion on whether and when to adopt a reverse stock split and the precise ratio that would apply to any such split. The discussion throughout this proxy statement/prospectus does not give effect to any reverse stock split.

Anticipated Accounting Treatment

The Merger is expected to be accounted for as an acquisition of Mesa by Republic (a reverse acquisition) under the acquisition method of accounting in accordance with GAAP.

Appraisal Rights and Dissenters’ Rights

Under the NRS and Delaware Law, Mesa stockholders are not entitled to appraisal rights in connection with the Merger or the Delaware Conversion. Under Delaware Law, Republic stockholders are entitled to appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

If a holder of record of, or a beneficial owner of, shares of Republic common stock has not consented to the Merger in writing and is entitled to demand, and properly exercises and perfects, appraisal rights under, and otherwise strictly complies with the procedures and requirements of, Section 262 of the DGCL, the Dissenting Shares will not be converted into or represent at the Effective Time the right to receive the Merger Consideration, but the stockholders or beneficial owners of such Dissenting Shares shall instead, and in lieu thereof, be entitled only to such rights as are granted pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares will no longer be outstanding, will automatically be cancelled and extinguished and will cease to exist and such stockholder or beneficial owner will cease to have any rights with respect thereto other than the as expressly provided in Section 262 of the DGCL and the Merger Agreement); provided that, if any such stockholder or beneficial owner will have failed to perfect, waived or otherwise effectively withdrawn or lost his, her or its right to appraisal under the DGCL (whether occurring before, at, or after the Effective Time), such stockholder’s or beneficial owner’s shares of Republic common stock will be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares will not be deemed to be Dissenting Shares.

Prior to the Effective Time of the Merger, Republic will give Mesa prompt notice of any demands for appraisal received by Republic, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by Republic, pursuant to and in accordance with the terms and conditions of the Merger Agreement.

Failure to strictly comply with all of the applicable legal requirements of Section 262, which are summarized in this section, could result in the loss of appraisal rights. The discussion below does not purport to be a complete summary regarding the appraisal rights of holders of record of, and/or beneficial owners of, shares of Republic common stock under Delaware law and is qualified in its entirety by reference to the text of Section 262 of the DGCL, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Due to the complexity of the provisions of Section 262, holders of record of, and beneficial owners of, shares of Republic common stock considering or intending to exercise appraisal rights should carefully review the text of Section 262 and are encouraged to consult their own legal advisors. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL may result in a loss, forfeiture, termination, or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that holders of record of, and beneficial owners of, shares of Republic common stock exercise their appraisal rights under Delaware law. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holders of shares of Republic common stock” are to the record holder of shares of Republic common stock and references to a “beneficial owner” refer to a person who is the beneficial owner of shares of Republic common stock held either in a voting trust or by a nominee on behalf of such person.

Stockholders and beneficial owners of stock of a Delaware corporation that is proposing to merge with another entity are sometimes entitled under Section 262 of the DGCL to what are known as appraisal rights in connection with the proposed merger, subject to certain exceptions. Such rights generally confer on applicable stockholders of record or beneficial owners of stock in the corporation who oppose a merger or the consideration to be received in a merger, who properly demand appraisal of their shares (and do not effectively withdraw or otherwise waive or lose their right to appraisal), who hold their shares as of the date of making the demand and continuously hold such shares through the effective date of the merger, and who otherwise comply in all respects with the applicable statutory procedures to demand and perfect their appraisal rights, the right to receive, in lieu of the consideration being offered in the merger, the “fair value” of their shares in cash as determined by the Delaware Court of Chancery pursuant to Section 262 of the DGCL. The Delaware Supreme Court has stated that the determination of fair value requires consideration of all relevant factors involving the value of a company, and that proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court should be considered. Elements of future value, including the nature of the enterprise, that are known or susceptible of proof as of the date of the merger and not the product of speculation may be considered, but any element of value arising from the accomplishment or expectation of the merger will not be considered.

Under Section 262(d)(2), where a merger for which appraisal rights are provided is adopted and approved by stockholders by consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger and that appraisal rights are available and shall include in such notice either a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, shall, also notify such stockholders of the effective date of the merger. If such notice does not notify stockholders of the effective date of the merger, either (i) such constituent corporation shall send a second notice before the effective date of the merger notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger, or (ii) the surviving corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262(d)(2) and any beneficial owner who has demanded appraisal under Section 262(d)(3).

As of the date of this proxy statement/prospectus Republic has obtained sufficient consents from its stockholders to approve the adoption of the Merger Agreement and approve the transactions contemplated thereby, including the Merger. Accordingly, this proxy statement/prospectus shall constitute the required notice pursuant to Section 262(d)(2) of the DGCL to the stockholders of shares of Republic common stock that the Merger has been approved by the stockholders of Republic and appraisal rights are available in connection with the Merger, and the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262, in compliance with the requirements of Section 262 of the DGCL.

If the Merger is completed, within ten days after the effective date of the Merger, the Surviving Corporation will provide notice of the effective date of the Merger to each holder of shares of Republic common stock who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262(d)(2) and any beneficial owner of shares of Republic common stock who has demanded appraisal under Section 262(d)(3).

In order to exercise appraisal rights, holders of record of, or beneficial owners of, shares of Republic common stock entitled to appraisal rights must (i) not have consented in writing to the Merger, (ii) within 20 days after the date of the giving of this notice, demand in writing from the Surviving Corporation the appraisal of such stockholder’s or beneficial owner’s shares of Republic common stock, (iii) continuously hold of record or beneficially own the shares of Republic common stock from the date of making the demand through the effective date of the Merger and (iv) otherwise comply with the applicable procedures and requirements of Section 262 of the DGCL. Such written demand for appraisal must be sent to the Surviving Corporation, c/o Republic at the address specified below, and must reasonably inform the Surviving Corporation of the identity of the stockholder or beneficial owner, as applicable, and that such stockholder or beneficial owner intends thereby to demand appraisal of the shares of Republic common stock held or beneficially owned by such stockholder or beneficial owner, as applicable. If such demand is made by a beneficial owner, the demand must also reasonably identify the holder of record of the shares of Republic common stock for which the demand is made, must be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such shares of Republic common stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262(f). Failure to have delivered a consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o Republic Airways Holdings, Inc., Attn: Legal, 8909 Purdue Road, Suite 300 Indianapolis, IN 46268, and should be executed by, or on behalf of, the record holder or beneficial owner, as applicable, of shares of Republic common stock. If a holder of record of shares of Republic common stock is submitting a demand with respect to shares of Republic common stock owned of record in a fiduciary or representative capacity, such as by a trustee, guardian, or custodian, execution of a demand for appraisal must be made in that capacity. If the shares of Republic common stock are owned of record jointly by more than one person, as in a joint tenancy or tenancy in common, the demand for appraisal must be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder or beneficial owner; however, the agent must identify the stockholder or stockholders (and, if by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners and otherwise comply with the requirements applicable to appraisal demands made by beneficial owners) and expressly disclose the fact that, in exercising the demand, the agent is acting as agent for such stockholder or stockholders, or beneficial owner or beneficial owners. A record holder such as a brokerage firm, bank, trust, or other nominee, who holds shares of Republic common stock as nominee or intermediary for one or more beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising appraisal rights with respect to the shares held for one or more other beneficial owners. In such case, the written demand should set forth the number of shares of Republic common stock as to which appraisal is sought, and where no number of shares of Republic common stock is expressly mentioned the demand will be presumed to cover all such shares held in the name of the record owner.

ALL DEMANDS MUST BE RECEIVED BY REPUBLIC (ON BEHALF OF THE SURVIVING CORPORATION) WITHIN 20 DAYS AFTER THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SPECIFIED IN SECTION 262 OF THE DGCL TIMELY AND PROPERLY WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

If you fail to deliver a written demand for appraisal within the time period specified above and in accordance with Section 262 of the DGCL, or if you effectively withdraw or lose (through failure to perfect or otherwise) your appraisal rights, and if the Merger is completed, you will be entitled to receive the Merger consideration for your shares of Republic common stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Republic common stock.

At any time within 60 days after the Effective Time, or thereafter with the written approval of the Surviving Corporation, any stockholder or beneficial owner who has properly demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such demand and accept the Merger Consideration in accordance with the terms and conditions of the Merger Agreement by delivering a written withdrawal to the Surviving Corporation. A withdrawal of a stockholder’s or beneficial owner’s demand for appraisal will be deemed to be acceptance of the Merger Consideration in accordance with the terms and conditions of the Merger Agreement, which terms are summarized in this proxy statement/prospectus and which Merger Agreement is attached in its entirety to this proxy statement/prospectus as Annex A.

Within 120 days after the effective date of the Merger, any stockholder or beneficial owner who has delivered a demand for appraisal in accordance with Section 262 and who has otherwise complied with the requirements of Section 262 of the DGCL will, upon written request to the Surviving Corporation, be entitled to receive a written statement setting forth the aggregate number of shares for which written consents in favor of the Merger Agreement have not been effectively delivered and with respect to which demands for appraisal rights have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares. This written statement will be given to the requesting stockholder or beneficial owner within 10 days after the stockholder’s or beneficial owner’s written request is received by the Surviving Corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, but not thereafter, either the Surviving Corporation or any stockholder or beneficial owner who has delivered a demand for appraisal in accordance with Section 262 and otherwise complied with Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of all shares of Republic common stock held by all stockholders and beneficial owners who have properly demanded appraisal. Upon the filing of the petition by a stockholder or beneficial owner, service of a copy of the petition must be made upon the Surviving Corporation. The Surviving Corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Mesa, which is expected to be the Surviving Corporation, has no present intent to file a petition in the Delaware Court of Chancery. Stockholders and beneficial owners of shares of Republic common stock seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal and stockholders or beneficial owners who desire to have their shares of Republic common stock appraised should initiate any petitions necessary for the perfection of their appraisal rights in respect of shares of Republic common stock within the time periods and in the manner prescribed in Section 262 of the DGCL.

If a petition for appraisal is duly and timely filed by a stockholder or beneficial owner and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders and beneficial owners who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the Surviving Corporation. The Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation, and all stockholders and beneficial owners shown on such verified list at the address stated therein. The forms of notices by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation.

After providing notice to the stockholders and beneficial owners as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and determine those stockholders and beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Delaware Court of Chancery may require stockholders and beneficial owners who have demanded an appraisal for their shares of Republic common stock and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder or beneficial owners fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder or beneficial owner.

After determination of the stockholders and beneficial owners entitled to appraisal of their shares of Republic common stock, the Delaware Court of Chancery will conduct an appraisal proceeding in accordance with the rules of the Delaware Court of Chancery to determine the “fair value” of the shares of Republic common stock at the effective time of the Merger held by the dissenting stockholders and beneficial owners, exclusive of any element of value arising from the accomplishment or expectation of the Merger. In determining such “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in Section 262 of the DGCL, interest from the effective time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder and beneficial owner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. Upon application by the surviving corporation in the merger, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such fair value of the shares of Republic common stock, with interest thereon accrued during the pendency of the proceedings, if any, to the stockholders and beneficial owners entitled to receive the same, upon such terms and conditions as the Delaware Court of Chancery may order.

In determining fair value of shares of capital stock, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise, and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation.

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the Merger Consideration that stockholders and beneficial owners would otherwise be entitled to receive under the terms of the Merger Agreement. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Mesa and Republic do not anticipate offering more than the Merger Consideration to any stockholder or beneficial owner exercising appraisal rights and reserve the right to make a voluntary cash payment pursuant to Section 262(h) and to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Republic common stock is less than the Merger Consideration.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties to the appraisal proceeding as the Court deems equitable in the circumstances. Each dissenting stockholder or beneficial owner is responsible for its own attorneys’ and expert witnesses’ fees and expenses, although, upon the application of a person whose name appears on the verified list filed by the Surviving Corporation who participated in the appraisal proceeding and incurred costs in connection therewith, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Republic common stock entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective time (or thereafter with the written consent of the Surviving Corporation), then the right of that stockholder to appraisal will cease and that stockholder will be deemed to have accepted the terms of the Merger Agreement, which terms are summarized in this proxy statement/prospectus and which Merger Agreement is attached in its entirety to this proxy statement/prospectus as Annex A, and thereafter will be entitled to receive the Merger Consideration for shares of his or her Republic common stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that the foregoing will not affect the right of any stockholder or beneficial owner that has properly made an appraisal demand but has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw its demand for appraisal and accept the Merger Consideration offered pursuant to the terms and conditions of the Merger Agreement within 60 days after the effective time of the Merger. If the Surviving Corporation does not approve a stockholder’s or beneficial owner’s request to withdraw a demand for appraisal when that approval is required or, except with respect to a stockholder or beneficial owner that withdraws its demand for appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder or beneficial owner would be entitled to receive only the appraised value of his, her or its shares of Republic common stock determined in any such appraisal proceeding, which value could be more than, the same as or less than the value of the Merger Consideration being offered pursuant to the terms and conditions of the Merger Agreement.

Failure to strictly comply with all of the procedures set forth in and required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of a stockholder’s or beneficial owner’s appraisal rights. In view of the complexity of Section 262, stockholders or beneficial owners who may wish to dissent from the Merger and pursue appraisal rights should consult their financial and legal advisors before attempting to exercise appraisal rights in any manner.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Mesa or Republic. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Mesa, on the one hand, and Republic, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Mesa and Republic do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Mesa or Republic, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Mesa and Republic and are modified by the disclosure schedules.

The Merger

Each of the Mesa board of directors and the Republic board of directors has unanimously approved the Merger Agreement. Under the Merger Agreement, Republic will be merged with and into Mesa, with Mesa continuing as the Surviving Corporation, in a transaction referred to herein as “the Merger.” At the Effective Time, the separate corporate existence of Republic will cease.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, each share of Republic common stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive 584.90 shares, referred to herein as the Exchange Ratio, of validly issued, fully paid, and non-assessable shares of Mesa common stock, with cash (without interest, rounded down to the nearest cent) paid in lieu of any fractional shares, or the Merger Consideration (except for shares of Republic common stock owned by Republic (as treasury stock or otherwise) or shares owned by Mesa or any of their respective subsidiaries immediately prior to the Effective Time (the “Cancelled Shares”), and except for shares of Republic common stock that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and which are held by Republic stockholders who (i) have not voted in favor of the Merger or consented to it in writing and are entitled to demand, and (ii) have properly exercised and perfected appraisal rights for such shares of Republic common stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”). The Cancelled Shares will automatically be cancelled and extinguished and will cease to exist, and no consideration or payment will be owed or delivered in exchange thereof or in respect thereof.

Each share of Mesa common stock issued and outstanding immediately prior to the Effective Time (for the avoidance of doubt, excluding the Escrow Shares) will remain issued and outstanding, and from and after the Effective Time, will represent one share of Mesa common stock and entitle the holder thereof to the non-transferable contingent right to receive a pro rata share of the Escrow Asset, if any, distributed pursuant to and in accordance with the Merger Agreement, the Three Party Agreement, and the Escrow Agreement.

Based on the Exchange Ratio of 584.90, and on the closing stock price of Mesa common stock of $     as of      , 2025, the latest practicable trading day before the date of this proxy statement/prospectus, the value of the per share Merger Consideration payable to holders of Republic common stock was approximately $     as of such date. The trading price of Mesa common stock will continue to fluctuate until the date the Merger is consummated.

The Exchange Ratio shall be adjusted, as applicable and appropriate, to reflect fully the effect of any stock split, reverse split, combination, subdivision, reclassification, stock dividend (including any dividend or distribution of securities convertible into Mesa common stock), reorganization, recapitalization, or other like change with respect to Mesa common stock occurring after the date of the Merger Agreement and prior to the Effective Time.

Fractional Shares

Mesa will not issue any fractional shares of Mesa common stock in the Merger. Instead, a Republic stockholder who otherwise would have received a fraction of a share of Mesa common stock shall be entitled to receive, for such fraction of a share, an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the average of the volume weighted average price per share of Mesa common stock on the Nasdaq Stock Market (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Mesa and Republic) on each of the five consecutive trading days ending with the last complete trading day three days immediately prior to the Closing Date, multiplied by (ii) the fraction of a share of Mesa common stock which such Republic stockholder would otherwise be entitled to receive pursuant to the Merger Agreement.

The trading price of Mesa common stock will continue to fluctuate until the date the Merger is consummated. For further information, see “Risk Factors — Risks Related to the Merger” beginning on page 47.

Plan of Conversion

Section 1.2 of the Merger Agreement sets forth the Plan of Conversion. Pursuant to the Plan of Conversion, following the Closing but prior to the Effective Time, and in accordance with Section 265 of the DGCL and NRS 92A, Mesa will convert from a Nevada corporation into a Delaware corporation and will thereafter be subject to all of the provisions of the DGCL, except that, pursuant to Section 265(d) of the DGCL, notwithstanding Section 106 of the DGCL, the existence of Mesa-Delaware shall be deemed to have commenced on the date Mesa-Nevada was first formed or incorporated in the State of Nevada.

The parties will cause the Delaware Conversion to occur pursuant to and in accordance with Section 265 of the DGCL and NRS 92A by filing or causing to be filed (i) with the Secretary of State of the State of Delaware (A) a duly executed certificate of conversion in form and substance reasonably acceptable to Mesa and Republic and (B) a certificate of incorporation of Mesa in the form and substance filed as Exhibit 3.4 to the registration statement of which this proxy statement/prospectus forms a part, which will govern Mesa-Delaware as a Delaware corporation, and which will become effective at such time as is agreed by Mesa and Republic and specified in the Certificate of Conversion, provided that the effective date and time of the Certificate of Conversion shall in all events be the same effective date and time as the Post-Conversion Charter, and (ii) with the Secretary of State of the State of Nevada, duly executed articles of conversion in form and substance reasonably acceptable to Mesa and Republic, with such Articles of Conversion becoming effective at the same time as the Certificate of Conversion (and with such effective time being specified in the Articles of Conversion). The Delaware Conversion will become effective at the time specified in the Conversion Filings.

In connection with and as part of the Delaware Conversion, and pursuant to and in accordance with the Merger Agreement, Section 265 of the DGCL and NRS 92A. 105, automatically and without any action on the part of any holder thereof, each share of common stock, no par value per share, of Mesa-Nevada that is issued and outstanding immediately prior to the Conversion Effective Time, will be converted at the Conversion Time into one fully paid, validly issued, and nonassessable share of common stock, par value $0.001 per share, of Mesa-Delaware. Further, except as amended in the Merger as set forth in the Merger Agreement, the Post-Conversion Charter will become the certificate of incorporation of Mesa, until thereafter supplemented or amended in accordance with its terms and the DGCL and except as amended in the Merger as set forth in the Merger Agreement, Mesa will adopt the bylaws in the form filed as Exhibit 3.5 to the registration statement of which this proxy statement/prospectus forms a part as the bylaws of Mesa, until thereafter supplemented or amended in accordance with its terms and the DGCL.

The Escrow Issuance

Upon the terms and subject to the conditions of the Merger Agreement and pursuant to the terms of the Three Party Agreement and the Escrow Agreement, copies of which are filed as Exhibit 10.15 and Exhibit 10.36, respectively, to the registration statement of which this proxy statement/prospectus forms a part, promptly following the Closing (but in all events immediately following the Effective Time), and in consideration for Mesa’s and Republic’s willingness to enter into the Merger Agreement, Mesa will issue and deliver to the Escrow Agent (as defined in the Escrow Agreement) a number of validly issued, fully paid and nonassessable shares of its common stock equal to six percent (6%) of the total number of shares of common stock of the Surviving Corporation issued and outstanding after completion of the Merger and such issuance. The Escrow Assets will be held by the Escrow Agent pursuant to and governed by the terms of the Three Party Agreement and the Escrow Agreement, and will be distributed by the Escrow Agent to United Airlines, the Surviving Corporation, and/or the Pre-Merger Mesa Shareholders, as applicable, in accordance with the provisions of the Merger Agreement, Three Party Agreement, and Escrow Agreement.

Governing Documents

Mesa has agreed pursuant to the Merger Agreement to amend the Post-Conversion Charter, which will be the certificate of incorporation of Mesa immediately prior to the Effective Time, such that as of the Effective Time, the name of the Surviving Corporation will be “Republic Airways Holdings Inc.”. The Post-Conversion Charter so amended will be the certificate of incorporation of the Surviving Corporation from and after the Effective Time until thereafter amended in accordance with applicable law and the terms of such certificate of incorporation.

The Post-Conversion Bylaws, which will be the bylaws of Mesa immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation, as of the Effective Time, until thereafter amended in accordance with applicable law and the terms of the certificate of incorporation of the Surviving Corporation and such bylaws; provided, however, that Mesa and Republic will take all requisite action so that, as of the Effective Time, the Post-Conversion Bylaws are amended to reflect that the name of Mesa, as the Surviving Corporation is “Republic Airways Holdings Inc.” For a more detailed description of the governing documents of the Surviving Corporation, see the section entitled “Proposal No. 1— The Merger Proposal— Rights of Mesa Stockholders Prior to and After the Conversion from the State of Nevada to the State of Delaware” beginning on page 210.

Closing and Effectiveness of the Merger

The Merger will be completed only if all conditions to the Merger discussed in this proxy statement/prospectus and set forth in the Merger Agreement are either satisfied or waived (subject to applicable law). See “The Merger Agreement — Conditions to the Completion of the Merger.”

The Merger will become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware. The Closing will occur at 10:00 a.m., New York City time, on the date which shall be the third business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions at the Closing), remotely by the electronic exchange of closing deliverables and the taking of the closing actions contemplated in the merger agreement, unless another date, time, or place is agreed to in writing by Mesa and Republic; provided that notwithstanding anything to the contrary in the Merger Agreement, unless mutually agreed by Mesa and Republic, neither party shall be required to effect the Closing prior to September 8, 2025. It currently is anticipated that the completion of the Merger will occur in the second half of 2025 subject to the receipt of Mesa Stockholder Approval, regulatory approvals, and other customary closing conditions, but neither Mesa nor Republic can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange Procedures

The conversion of Republic common stock (other than the Cancelled Shares and the Dissenting Shares, as applicable) into the right to receive the Merger Consideration will occur automatically and with no action on the part of any holder thereof at the Effective Time, subject to the terms and conditions contained in the Merger Agreement.

Exchange Fund

At or immediately prior to the Effective Time, Mesa will deposit or cause to be deposited with an exchange agent jointly appointed by Mesa and Republic (the “Exchange Agent”), (i) book-entry shares of Mesa common stock equal to the aggregate merger consideration, and (ii) an amount in cash sufficient to pay the aggregate cash in lieu of fractional shares, in each case to be paid by the exchange agent pursuant to the Merger Agreement (such aggregate number of shares of Mesa common stock and aggregate amount of cash provided to the exchange agent, the “Exchange Fund”).

Letter of Transmittal

No later than three business days prior to the anticipated Closing Date, Mesa will deliver or will cause the exchange agent to deliver to each holder of Republic common stock that is or will be at the Effective Time entitled to the Merger Consideration, a letter of transmittal and instructions on how to surrender shares of Republic common stock in exchange for the Merger Consideration the holder is entitled to receive under the merger agreement.

As soon as reasonably practicable after the Effective Time and in any event no later than two business days after the later of (i) the Effective Time, and (ii) receipt by the exchange agent from a holder of a duly completed and validly executed (in each case as reasonably determined by Mesa) letter of transmittal and such other customary documents as may reasonably be required by Mesa or the exchange agent, the exchange agent will issue to such holder in exchange therefor (A) book-entry shares of Mesa common stock equal to the aggregate Merger Consideration that such holder has the right to receive pursuant to the Merger Agreement, and (B) cash in the amount equal to the aggregate cash in lieu of any fractional shares that such holder has the right to receive pursuant to the Merger Agreement, in each case, without interest and subject to any applicable tax withholding.

Termination and Investment of Exchange Fund

Any portion of the Exchange Fund which remains undistributed for 12 months after the Effective Time will be returned to Mesa, upon demand, and any former holder of Republic common stock that has not complied with the exchange procedures prior to the end of such period shall thereafter look only to Mesa (subject to abandoned property, escheat, or other similar laws), but only as a general creditor thereof for payment of their claims for the Merger Consideration. Any Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat, or similar law, will, to the extent permitted by applicable law, become Mesa’s property.

Until disbursed in accordance with the terms and conditions of the Merger Agreement, the exchange agent will invest any cash included in the Exchange Fund as directed by Mesa and any interest and other income resulting from such investments will be payable to Mesa on demand; provided, that such investments shall be in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively; provided, further that no such investment shall relieve Mesa or the exchange agent from making or causing to be made the required payments and Mesa will bear the sole risk of any investment loss.

Withholding

Each of Mesa, Republic, the Surviving Corporation, the exchange agent and any otherer applicable withholding agent, will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the Merger Agreement such amounts as it is required to deduct and withhold under applicable law. To the extent that any amounts are so withheld and remitted to the applicable governmental entity, the withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of Republic common stock or other person in respect of which the deduction and withholding was made.

Republic Appraisal Rights

If a holder of record of, or a beneficial owner of, shares of Republic common stock has not consented to the Merger in writing and is entitled to demand, and properly exercises and perfects, appraisal rights under, and otherwise strictly complies with the procedures and requirements of, Section 262 of the DGCL, the Dissenting Shares will not be converted into or represent at the Effective Time the right to receive the Merger Consideration, but the stockholders or beneficial owners of such Dissenting Shares shall instead, and in lieu thereof, be entitled only to such rights as are granted pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares will no longer be outstanding, will automatically be cancelled and extinguished and will cease to exist and such stockholder or beneficial owner will cease to have any rights with respect thereto other than as expressly provided in Section 262 of the DGCL and the Merger Agreement); provided that, if any such stockholder or beneficial owner will have failed to perfect, waived, or otherwise effectively withdrawn or lost his, her, or its right to appraisal under the DGCL (whether occurring before, at, or after the Effective Time), such stockholder’s or beneficial owner’s shares of Republic common stock will be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares will not be deemed to be Dissenting Shares.

Prior to the Effective Time of the merger, Republic will give Mesa prompt notice of any demands for appraisal received by Republic, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by Republic.

Mesa RSUs and Restricted Stock Awards

Immediately prior to the Effective Time, (i) any vesting conditions applicable to each RSU award and Restricted Stock award in respect of shares of Mesa common stock will automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each then outstanding RSU award and Restricted Stock award in respect of shares of Mesa common stock will automatically and without any required action on the part of the holder thereof, be cancelled and will only entitle the holder thereof to receive (a) the number of shares of Mesa common stock subject to such awards immediately prior to the Effective Time, and (b) the non-transferable contingent right to receive a pro rata share of the Escrow Asset distributed pursuant to and in accordance with the Merger Agreement.

Republic RSUs

Immediately prior to the Effective Time, each then outstanding RSU award in respect of shares of Republic common stock that has vested in accordance with its terms (including each outstanding RSU award in respect of shares of Republic common stock that will become vested upon the Closing) will automatically and without any required action on the part of the holder thereof, be cancelled and will only entitle the holder thereof to receive a number of whole shares of Republic common stock (rounded up to the next whole share), which shares of Republic common stock will be converted into Mesa common stock in accordance with the Exchange Ratio.

Each then outstanding RSU award in respect of shares of Republic common stock that is unvested will automatically and without any required action on the part of the holder thereof, be assumed by Mesa and converted into the right to receive a Surviving Corporation Restricted Stock Award in an amount equal to the number of whole shares of Mesa common stock (rounded up to the next whole share of Mesa common stock) equal to the product obtained by multiplying (i) the Exchange Ratio by (y) the total number of shares of Republic common stock subject to such unvested RSU award in respect of shares of Republic common stock immediately prior to the Effective Time. Each such RSU award in respect of shares of Republic common stock that is assumed and converted into a restricted stock award will continue to have and be subject to the same terms and conditions, including with respect to vesting, as applicable to the corresponding RSU award as of immediately prior to the Effective Time. Mesa will take all actions necessary to register the shares subject to such restricted stock awards under the Form S-4/S-1.

Post-Closing Payments

Promptly following the determination of the portion of the Escrow Asset payable to the holders of shares of Mesa common stock issued and outstanding immediately prior to the Effective Time, in accordance with the Three Party Agreement and the delivery of the written instruction to the exchange agent pursuant to the Three Party Agreement, the Surviving Corporation, and the Mesa Representative will take the required actions to effect the distribution of the remaining Escrow Asset, if any, to the holders of shares of Mesa common stock issued and outstanding immediately prior to the Effective Time, based upon their respective pro rata share, in accordance with the terms and provisions of the Three Party Agreement and the Escrow Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of each of Mesa and Republic relating to their respective businesses. The representations and warranties of each of Mesa and Republic have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

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have been qualified by information set forth in disclosure schedules delivered to the other party with the execution and delivery of the Merger Agreement, which information modifies, qualifies, and creates exceptions to the representations and warranties in the Merger Agreement;

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with respect to Mesa, have been qualified by information set forth in registration statements, prospectuses, forms, reports, certifications, statements, and other documents filed or furnished by Mesa under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by Mesa with the SEC, as have been supplemented, modified, or amended since the time of filing, collectively, the “Mesa SEC Documents”) that are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) prior to the date of the Merger Agreement (but (i) without giving effect to any amendment thereof filed with the SEC on or after the date of the Merger Agreement and (ii) excluding any disclosure contained in such Mesa SEC Documents under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” or sections of such reports and other disclosures that are similarly predictive, cautionary, or forward-looking in nature);

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate;

•	are in some cases subject to a materiality standard described in the Merger Agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

The Merger Agreement contains representations and warranties made by each of Mesa and Republic relating to a number of matters. With respect to Mesa, these representations and warranties include the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the Merger Agreement and the Three Party Agreement and required stockholder votes;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the Merger;

•	required filings and consents;

•	permits and compliance with applicable laws;

•	SEC reports, financial statements, independent public accountant, internal controls, and books and records;

•	inapplicability of takeover laws and absence of stockholder rights agreements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	employee benefit plan matters;

•	labor and other employment matters;

•	certain material contracts;

•	compliance with applicable laws;

•	litigation;

•	environmental matters;

•	intellectual property and information technology (IT) assets;

•	data privacy and security;

•	tax matters;

•	insurance matters;

•	tangible personal property, real property, and title to assets;

•	related party transactions;

•	aircraft and related matters;

•	takeoff and landing slots, operating authorizations, and related matters;

•	absence of material interference of Mesa operations by airport authorities;

•	qualification as a U.S. citizen, and authorization and qualification to operate as an “air carrier”;

•	fairness opinion;

•	broker’s fees payable in connection with the Merger, Delaware conversion, and fairness opinion;

•	trade control compliance;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	compliance with treasury restrictions; and

•	non-reliance on any other information.

Republic’s representations and warranties in the Merger Agreement include the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the Merger Agreement and the Three Party Agreement and required stockholder votes;

•	absence of conflicts with, or violations of, organizational documents, or other obligations as a result of the Merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the Merger;

•	permits and compliance with applicable laws;

•	financial statements and absence of undisclosed liabilities;

•	inapplicability of takeover laws and absence of stockholder rights agreements;

•	absence of certain changes or events;

•	litigation;

•	tax matters;

•	absence of broker’s fees payable in connection with the Merger;

•	employee benefit plan matters;

•	environmental matters;

•	data privacy and security matters;

•	insurance matters;

•	properties and assets;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents; and

•	non-reliance on any other information.

Certain representations and warranties of Mesa and Republic are qualified as to knowledge, “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect,” when used in reference to Mesa or Republic, means any change, event, circumstance, development, condition, occurrence, or effect (each, an “Effect”) that, individually or in the aggregate, (a) would, or would reasonably be expected to, prevent, materially impair, or materially delay the ability of the party to, by January 5, 2026 (the “Outside Date”), consummate the transactions contemplated by the Merger Agreement that are to occur at or prior to the Closing, (b) with respect to Mesa only, would, or would reasonably be expected to, result in any material change in the party’s ability to (i) conduct normal flying operations for its anticipated fleet as of the Closing or (ii) achieve the performance obligations required by any material contracts, or (c) has had, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets, or results of operations of the party, taken as a whole; provided, however, that in the case of this clause (c) only, the determination of the existence of any “material adverse effect” shall not take into account any of the following: (i) any changes after the date of the Merger Agreement in general economic conditions, or in securities, credit, or financial markets, including changes in interest rates and changes in exchange rates, in the United States or any other country or region in the world, or any industry-wide development after the date hereof generally affecting airline companies; (ii) any change after the date hereof in GAAP or any applicable laws affecting the operation of the business of the party; (iii) any change resulting from the announcement or pendency of the transactions contemplated by the Merger Agreement, including the Merger, including the impact thereof on the relationships, contractual or otherwise, of the party with employees (including any employee attrition), suppliers, customers, partners, lenders, lessors, vendors, governmental entities, or any other third person (it being understood that this clause (iii) shall not apply to any representation, warranty, covenant, or agreement of such party in the Merger Agreement that is expressly intended to address the consequences of the execution, delivery, or performance of the Merger Agreement or the consummation of the transactions contemplated hereby); (iv) any change after the date hereof in regulatory, legislative, or political conditions in the United States or any other country or region in the world; (v) acts of war, outbreak, or escalation of hostilities, terrorism, sabotage, or other changes in geopolitical conditions, earthquakes, volcanic eruptions, hurricanes, tsunamis, tornados, floods, mudslides, wild fires, or other natural disasters, any epidemic, pandemic, outbreak of illness, or other public health event (including, for the avoidance of doubt, COVID-19 and the impact of COVID-19 or any COVID-19 measures on the party) and other similar events in the United States or any other country or region in the world, in each case arising after the date of the Merger Agreement; (vi) any failure by the party to meet any internal or published (including analyst) budgets, projections, expectations, forecasts, or predictions in respect of the party’s revenue, earnings, or other financial performance or results of operations (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration in determining whether there has been, a material adverse effect); (vii) any action required to be taken or omitted by the party or any subsidiary of the party pursuant to the Merger Agreement or taken or omitted at the express written request of the other party; (viii) any change after the date of the Merger Agreement in the market price or trading volume, or the downgrade in rating, of the party’s securities (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration into determining whether there has been, a material adverse effect); (ix) any change after the date hereof in the conditions in the industries in which the party conducts business (including as the result of fuel or other commodity price changes); (x) the development, continuation, or worsening, in each case after the date of the Merger Agreement, of supply chain or service disruptions affecting the party; or (xi) any breach by the other party of the Merger Agreement; provided, further, that the Effects set forth in the foregoing clauses (i), (ii), (iv), (v), (ix), and (x) will be taken into account in determining whether there has occurred a material adverse effect only to the extent such Effects have, individually or in the aggregate, a disproportionate adverse impact on the party relative to other companies in the airline industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred.

Covenants and Agreements

Conduct of Business Prior to the Completion of the Merger

Each of Republic and Mesa has agreed that, from the date of the Merger Agreement through the Effective Time (or earlier termination of the Merger Agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to conduct its operations in the ordinary course of business and use its reasonable best efforts to (i) preserve substantially intact its business organization, (ii) keep available the services of its executive officers, other key employees and pilots, (iii) maintain in effect all material permits, and (iv) maintain satisfactory relationships with any persons with which it, or any of its subsidiaries, has material business relations and with governmental entities that have jurisdiction over its business and operations.

Additionally, each of Republic and Mesa has undertaken further covenants. Prior to the Effective Time (or earlier termination of the Merger Agreement), subject to specified exceptions, Republic may not, and may not cause any of its subsidiaries to, undertake the following:

•	amend or otherwise change its articles of incorporation or bylaws or comparable organizational documents of its subsidiaries;

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issue, sell, pledge, convey, dispose of, grant, transfer, or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests in it or any of its subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants, or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of Republic or any of its subsidiaries, other than (i) the issuance of shares of Republic common stock upon the vesting of outstanding equity awards as set forth in the Merger Agreement in accordance with their terms or (ii) the issuance of shares of Republic common stock upon the exercise of the warrants;

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declare, set aside, make, or pay any dividend or other distribution with respect to any of its capital stock or enter into any agreement with respect to the voting or registration of any of its capital stock, except any dividend or distribution declared, set aside, made or paid by it or any of its subsidiaries to any other of its subsidiaries;

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reclassify, combine, split, subdivide, or amend the terms of, or redeem, purchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests, or authorize or propose the issuance of capital stock or any other equity interests in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except for the vesting or settlement of any outstanding equity awards set forth in the Merger Agreement or to fund any of its or its subsidiaries’ tax withholding obligations in connection with the vesting or settlement of any outstanding equity awards in accordance with the terms of such award or by it or any of its subsidiaries to any of its other subsidiaries;

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merge or consolidate itself or any of its subsidiaries with any person, entity, or organization, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization, conversion, or similar reorganization; or

•	agree, resolve, authorize, or enter into any contract or otherwise make any commitment, to do any of the foregoing.

Prior to the Effective Time (or earlier termination of the Merger Agreement), subject to specified exceptions, Mesa may not, and may not cause any of its subsidiaries to, undertake the following:

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amend or otherwise change its articles of incorporation or bylaws, comparable organizational documents of its subsidiaries, the Post-Conversion Charter or Post-Conversion Bylaws following the conversion, or its treasury documents;

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issue, sell, pledge, convey, dispose of, grant, transfer, or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other equity interests in it or any of its subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants, or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of it or any of its subsidiaries, other than (i) the issuance of shares of its common stock upon the vesting of equity awards that are outstanding as of the date of the Merger Agreement as set forth in Mesa’s disclosure schedule in accordance with their terms and those equity awards disclosed therein to be issued to Mesa’s directors pursuant to annual equity grants and to

Mesa’s executive officers pursuant to the terms of their respective employment agreements, or (ii) the issuance of shares of its common stock upon the exercise of the warrants;

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sell, pledge, convey, abandon, allow to lapse or expire, fail to renew or maintain, dispose of, transfer, lease, license, or subject to any lien any of its or its subsidiaries’ material property or assets, including any material intellectual property rights (other than non-exclusive licenses of intellectual property rights granted in the ordinary course of business), other than (i) pursuant to or as required by a contract in effect as of the date of the Merger Agreement and previously made available to Republic, or (ii) any sale, pledge, conveyance, consolidation, division, transfer, lease, license, or lien solely between or among it or any of its subsidiaries;

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declare, set aside, make, or pay any dividend or other distribution with respect to any of its capital stock or enter into any agreement with respect to the voting or registration of any of its capital stock, except any dividend or distribution declared, set aside, made, or paid by it or any of its subsidiaries to any other of its subsidiaries;

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reclassify, combine, split, subdivide, or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests, or authorize or propose the issuance of capital stock or any other equity interests in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except for the vesting or settlement of any RSUs or restricted stock unit awards of Mesa set forth in the Merger Agreement or to fund any of its or its subsidiaries’ tax withholding obligations in connection with the vesting or settlement of any RSUs or restricted stock unit awards in accordance with the terms of such award or by it or any of its subsidiaries to any of its other subsidiaries;

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merge or consolidate itself or any of its subsidiaries with any person, entity, or organization, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization, conversion, or similar reorganization;

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acquire any interest in any person, entity, or organization, or any assets, other than the purchase or acquisition of equipment, goods, technology, non-exclusive licenses under intellectual property right, or other materials, in each case, in the ordinary course of business;

•	enter into any new line of business or terminate any line of business existing as of the date of the Merger Agreement;

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(i) voluntarily repurchase, voluntarily prepay, or incur any indebtedness, in each case, (ii) make any loans, advances or capital contributions to, or investments in, any other person, entity or organization (other than any of its subsidiaries), (iii) enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person, entity, or organization that is not any of its subsidiaries or enter into any arrangement having the economic effect of any of the foregoing or (iv) assume, guarantee, or endorse, or otherwise become liable or responsible for, similar obligations contemplated in clauses (i) and (ii) of any other person, entity, or organization (other than any of its subsidiaries);

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enter, extend, or renew or otherwise modify, amend, or terminate or waive any material rights or obligations under any of its material contracts (or any contract that would have been a material contract if in existence as of the date of the Merger Agreement);

•	make or authorize any capital expenditure, except for capital expenditures expressly set forth in the capital expenditures budget set forth in Mesa’s disclosure schedule;

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subject to specified exceptions, (i) increase the compensation or benefits payable or to become payable to any of its or its subsidiaries’ former or current employees, officers, consultants, independent contractors, or directors (“Mesa Service Providers”), (ii) grant any additional rights to severance or termination payment to, or enter into or amend any severance agreement with, any Mesa Service Provider, (iii) establish, terminate, adopt, enter into, or amend any bonus, profit sharing, thrift, pension, retirement, deferred compensation, retention, termination or severance plan, agreement, trust, fund, policy, or other arrangement for the benefit of any Mesa Service Provider, (iv) loan or advance any money or property to any Mesa Service Provider, (v) hire any Mesa Service Provider, (vi) terminate (other than termination for cause, death or disability) any Mesa Service Provider, or (vii) make any material change to the terms and conditions of employment applicable to any group of employees, as reflected in work rules, employee handbooks, policies, and procedures, or otherwise;

•	terminate, discontinue, close, or dispose of any facility or business operation, or lay off any employees;

•	implement any early retirement or separation program, or any program providing early retirement window benefits or announce or plan any such action or program for the future;

•	enter into or amend any collective bargaining agreement;

•	forgive any material loans to Mesa Service Providers or any of their respective affiliates;

•	make any material change in accounting policies, practices, principles, methods, or procedures in effect as of September 30, 2024, other than as required by GAAP or by applicable law;

•	make any material adverse change to any privacy policy or to the security or operation of any of its IT assets, except in each case as required by applicable law;

•	enter into, terminate, or materially amend any related party transaction other than as permitted pursuant to the Merger Agreement;

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implement any new policies or practices (or make any material changes to existing policies or practices) with respect to equity, interest rate, currency, or commodity derivatives or hedging transactions;

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compromise, settle or agree to settle any proceeding, other than any compromise, settlement, or agreement for the payment of monetary damages (and compliance with confidentiality and other similar customary provisions) by Mesa of $100,000 or less individually or $250,000 or less in the aggregate and is not covered by an insurance policy or paid by the respective insurers thereunder, in each case as its sole remedy;

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make, change, or rescind any material tax election, settle, or compromise any material tax liability or claim or assessment for a material amount of taxes, change (or request to change) any method of accounting for tax purposes, file an amendment to any material tax return, waive or extend any statute of limitation in respect of a period within which an assessment or reassessment of material tax may be issued or in respect of any material tax attribute that would give rise to any claim or assessment of taxes of or with respect to Mesa and its subsidiaries (or its respective income, assets and operations) other than any extension pursuant to an extension to file any tax return, knowingly surrender or allow to expire any right to claim a refund of taxes; enter into any “closing agreement” as described in Section 7121 of the Code (or any similar legal requirement) with any governmental entity, incur any material liability for taxes other than in the ordinary course of business, prepare any material tax return in a manner inconsistent with past practice, or take any action (or knowingly fail to take any action) that would reasonably be expected to prevent, impair, or impede the intended tax treatment;

•	write up, write down, or write off the book value of any tangible assets, except for depreciation, amortization or impairment in accordance with GAAP consistently applied;

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change the seat count, main cabin configuration, or on-board amenities (including in-flight entertainment and wireless internet) of any aircraft subject to future delivery to Mesa under any Mesa aircraft purchase contract;

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take any action, or fail to take action, which action or failure would be reasonably expected to result in the revocation, termination, cancellation or withdrawal of any takeoff and landing slots, runway timings, slot exemptions, and operating authorizations from the FAA, DOT, or any other governmental entity or civil aviation authority, airport authority, or slot coordinator and other designated takeoff and landing rights used or held by Mesa or any of its subsidiaries (excluding temporary returns to the FAA);

•

fail to continue all material maintenance programs applicable to its aircraft in the ordinary course of business (except as required by applicable law), including using reasonable best efforts to keep all such aircraft in such condition as may be necessary to enable the airworthiness certification of such aircraft under the Federal Aviation Act to be maintained in good standing at all times;

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take any action that would cause any air carrier of Mesa or any of its subsidiaries to fail to be, or fail to be owned and controlled by a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act and as interpreted by DOT, or take any action that would cause it or any of its subsidiaries to fail to continue to be fully authorized and qualified to operate as an “air carrier” within the meaning of such Act operating under certificates and exemptions issued pursuant to such Act; or

•	agree, resolve, authorize, or enter into any contract or otherwise make any commitment, in each case to do any of the foregoing.

In addition, from the date of the Merger Agreement through the Closing, Mesa:

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must remain current and compliant in all material respects with all of its indebtedness and creditor obligations, including the Mesa Obligations (as defined in the Three Party Agreement), and may not incur, assume, guarantee, or otherwise become liable for any incremental indebtedness;

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except in the ordinary course of business consistent with past practice, may not enter into any new contracts with third parties or employees, including labor groups, that create new liabilities or financial obligations for it or, after the Closing, the Surviving Corporation (including, any new CBAs, letters of agreement or any amendments thereto), nor will it have instituted any wage rate increases for any of its employee groups, in each case without Republic’s prior written consent (not to be unreasonably withheld, conditioned, or delayed);

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must use its cash and cash equivalents only in the ordinary course of business or to repay, retire, or otherwise extinguish the Mesa Obligations as and to the extent contemplated by the Three Party Agreement; and

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must not make any new purchases of aircraft, engines, or any other capital assets, and may not enter into any new strategic relationships, software license agreements, or other material long term contracts.

Regulatory Approvals

Subject to the terms and conditions set forth in the Merger Agreement, each of Mesa and Republic agreed to use its respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable and (ii) obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations, confirmations, clearances, certificates, exemptions, registrations, variants, deviations, ratings, operations specifications, grants, directives, or orders required to be obtained by Mesa or Republic or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity (including those in connection with the HSR Act), in connection with the authorization, execution, and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.

Additionally, neither Mesa nor Republic nor their respective subsidiaries shall (i) acquire or agree to acquire or make investments in or agree to make investments in or (ii) enter into an agreement to form a joint venture, strategic alliance, or strategic partnership, if in either case, doing so would reasonably be expected to materially increase the risk of not obtaining any consent, approval, authorization, declaration, waiver, license, franchise, permit, or similar required by any governmental entity necessary to consummate the transactions contemplated by the merger agreement or materially increase the risk of any governmental entity entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement.

Mesa shall, if reasonably requested by Republic so as to permit the expiration or termination of the applicable waiting period under HSR or the receipt of any other consent under Competition Law, effect any sale, divestiture, license, holding separate or similar arrangement with respect to, or other disposition or restriction on, any assets operations, rights, product lines, licenses, businesses, or interests of Mesa and its subsidiaries that would have a similar effect; provided that such action is condition on the occurrence of, and shall only be effective upon the Closing of the Merger.

Employee Matters

Subject to the terms and conditions of the Merger Agreement, for a period of 12 months following the Effective Time (or, with respect to any continuing Mesa employee until the earlier termination of employment of such continuing Mesa employee, other than continuing Mesa employees who are covered by a collective bargaining agreement as of immediately prior to the Effective Time), Mesa shall provide to continuing Mesa employees (i) a base salary or wage rate and target annual bonus or commission opportunity that, in each case, is substantially comparable, in the aggregate to that which was provided to the continuing Mesa employee immediately prior to the Effective Time, and (ii) employee benefits that are substantially comparable in the aggregate to either, at the election of Mesa following the Effective Time the employee benefits provided to such continuing Mesa employee immediately prior to the Effective Time, or the employee benefits provided to similarly situated employees of Republic or its subsidiaries.

To the extent that Mesa modifies any coverage or benefit plan in which continuing Mesa employees participate, Mesa or any of its subsidiaries must use commercially reasonable efforts to (i) waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any of Mesa’s group health plans with respect to continuing Mesa employees and their eligible dependents, and (ii) give each continuing Mesa employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made.

Following the Effective Time, to the extent that continuing Mesa and/or Republic employees participate in a new employee benefit plan, Mesa or any of its subsidiaries must use commercially reasonable efforts to (i) waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any of Mesa’s group health plans with respect to such employees and their eligible dependents, (ii) give such employees credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar employee benefit plan, give each such employee service credit for such Mesa employee’s employment with Republic or Mesa, as applicable, for purposes of eligibility to participate and vesting credit under each applicable Mesa benefit plan as if such service had been performed with Mesa or Republic, as applicable.

Mesa must continue to abide by the terms and conditions of CBAs with respect to continuing Mesa employees that are covered by such an agreement as of immediately prior to the Effective Time, and must cause the applicable subsidiary of Republic to continue to do the same with respect to Republic employees.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that for a period of six years from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless, to the same extent that such persons are indemnified as of the date of the Merger Agreement by Mesa or Republic, as applicable, pursuant to applicable law, with respect to Mesa, the Post-Conversion Charter, and the Post-Conversion Bylaws, with respect to Republic, its certificate of incorporation and bylaws, and indemnification agreements in existence on the date of the Merger Agreement (but only to the extent such agreements were made available to Republic or are consistent, in all material respects, with the form of indemnification agreement filed with Mesa’s SEC Documents), all present and former directors, officers and employees of Mesa and Republic with respect to acts or omissions in their capacity as directors, officers, or employees of Mesa or Republic, as applicable, occurring at or prior to the Effective Time. The Surviving Corporation will also advance expenses (including reasonable legal fees and expenses) incurred in the defense of any proceedings with respect to matters subject to indemnification pursuant to the Merger Agreement to such persons in accordance with the procedures set forth in, with respect to the directors, officers and employees of Mesa, the Post-Conversion Charter, Post-Conversion Bylaws, and indemnification agreements in existence on the date of the Merger Agreement (but only to the extent such agreements were made available to Republic or are consistent, in all material respects, with the form of indemnification agreement filed with Mesa’s SEC Documents), and with respect to the directors, officer, and employees of Republic, Republic’s certificate of incorporation, bylaws, and indemnification agreements in existence on the date of the Merger Agreement.

The Merger Agreement requires the Surviving Corporation to cause, for a period of six years after the Effective Date, its certificate of incorporation and bylaws to contain provisions no less favorable with respect to exculpation and indemnification of directors and officers of each of Mesa and Republic for periods at or prior to the Effective Time of the merger than are set forth, with respect to Mesa, in the Post-Conversion Charter, and Post-Conversion Bylaws, and with respect to Republic, in its certificate of incorporation and bylaws. The Surviving Corporation must cause the indemnification agreements in existence on the date of the Merger Agreement with any of Mesa’s or Republic’s directors, officers or employees (but only to the extent such agreements were made available to Republic with Mesa’s SEC Documents) to continue in full force and effect in accordance with their terms following the Effective Time. The Merger Agreement requires the Surviving Corporation to maintain in effect for a period of six years from the Effective Date, the existing directors’ and officers’ liability insurance policies, provided, the Surviving Corporation may substitute policies which provide at least the same coverage as the existing policies and contain terms and conditions that are substantially equivalent and not less favorable than the directors’ and officers’ liability insurance policy currently maintained by Mesa or Republic, as applicable, with respect to matters occurring prior to the Effective Time, subject to a maximum annual premium equal to 300% of the last annual premium paid prior to the date of the Merger Agreement. In lieu of the foregoing, the Surviving Corporation may obtain a “tail” insurance policy with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as Mesa’s or Republic’s, as applicable, existing policies for claims arising from facts or events that occurred on or prior to the Effective Time.

Notwithstanding any six-year limitation, the director and officer indemnification and insurance obligations discussed above will continue until the final disposition of any proceeding brought or commenced during such six-year period, and will not be terminated or modified in a manner that adversely affects an indemnitee without the consent of such affected indemnitee.

Certain Additional Covenants

The Merger Agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, certain notices, state takeover laws, matters related to Section 16 of the Exchange Act, tax matters, obtaining a representation, and warranties insurance policy, the listing of the shares of Mesa common stock to be issued in the Merger, the registration of the shares of common stock of the Surviving Corporation issued in the Escrow Issuance, access to information and confidentiality, public announcements with respect to the transactions contemplated by the Merger Agreement, and litigation in connection with the Merger Agreement.

Meeting of Mesa’s Stockholders and Written Consent of Republic’s Stockholders

Mesa is obligated under the Merger Agreement to duly establish a record date for and to duly call, give notice of and hold a meeting of its stockholders as promptly as practicable after the Form S-4/S-1 is declared effective under the Securities Act solely for the purpose of obtaining approval of (i) the Merger Agreement, the Merger, the Plan of Conversion, and the Delaware Conversion by the holders of a majority of the outstanding shares of Mesa common stock entitled to vote thereon at the Mesa Special Meeting, and (ii) the issuance of shares of Mesa common stock in the Merger by the holders of a majority of the votes cast at the Mesa Special Meeting. The Mesa Special Meeting will be held as promptly as practicable after this registration statement on Form S-4/S-1 is declared effective under the Securities Act.

Republic is required to solicit and use its reasonable best efforts to obtain approval from its stockholders no later than the required approval from Mesa stockholders is obtained. Republic will deliver to Mesa a copy of the written consents received from its stockholders and evidencing stockholder approval as promptly as practicable after the stockholder approval becomes effective; provided, that Republic may, at its sole option, attempt to obtain stockholder approval by holding a special meeting of its stockholders in lieu of soliciting written consents.

Notwithstanding any Republic change in recommendation, Republic is required to solicit and use its reasonable best efforts to obtain stockholder approval and written consents from its stockholders.

Mesa No-Shop

Mesa has agreed that it will and will cause its subsidiaries and its and their respective directors and officers to, and will instruct its and their other Representatives to: (i) immediately cease and cause to be terminated any solicitations, discussions or negotiations with any third party other than Republic that may be ongoing with respect to any Mesa Acquisition Proposal, or any expression of interest, discussions, offer, or negotiations that would reasonably be expected to lead to a Mesa Acquisition Proposal, (ii) promptly (and in any event within 24 hours after the date of the Merger Agreement) (a) instruct each such third party to return to Mesa or destroy any non-public information previously furnished to such third party or its Representatives by or on behalf of Mesa, and (b) terminate all physical and electronic data room access previously granted to such third party and its Representatives.

Except as expressly permitted by the Merger Agreement, Mesa has agreed that it will not, and will cause its subsidiaries and its and their respective directors and officers not to, and will instruct its and their other Representatives not to, (i) solicit, initiate, knowingly encourage, or facilitate any expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to a Mesa Acquisition Proposal, (ii) participate in any discussions or negotiations relating to any Mesa Acquisition Proposal with any third party other than Republic, (iii) furnish to any third party other than Republic any information in connection a Mesa Acquisition Proposal with or any expression of interest, proposal or offer that would reasonably be expected to lead to a Mesa Acquisition Proposal, (iv) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option, or other similar contract providing for or otherwise relating to any Mesa Acquisition Proposal (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement) or that is intended to result in, or would reasonably be expected to lead to, any Mesa Acquisition Proposal or (v) submit any Mesa Acquisition Proposal or any matter related thereto to the vote of Mesa stockholders.

From and after the date of the Merger Agreement, Mesa will promptly (and in any event within 24 hours) (i) notify Republic of (a) any Mesa Acquisition Proposal (including any material modification to the terms of any such acquisition proposal) that is received, to Mesa’s knowledge (which, for this purpose, will be deemed to include each member of Mesa’s board of directors and its officers and will not be deemed to be only as of the date of the Merger Agreement), by Mesa or its Representatives from any third party (other than Republic), or (b) any requests for non-public information, or any discussions or negotiations sought to be initiated or continued

with Mesa or its Representatives, in each case, concerning the making of a Mesa Acquisition Proposal or any indication of interest, proposal or offer that would reasonably be expected to lead to a Mesa Acquisition Proposal, and (ii) disclose to Republic the identity of such third party making, and provide an unredacted copy of, any such Mesa Acquisition Proposal or request (or, if made orally, a reasonably detailed written description of such acquisition proposal or request). Mesa shall promptly upon receipt thereof (and in any event within 24 hours) provide Republic and its outside legal counsel with copies of all drafts and final versions of definitive or other material agreements including schedules and exhibits thereto and any other material correspondence relating to such Mesa Acquisition Proposal, in each case exchanged between Mesa and any of its Representatives, on the one hand, and the third party making such Mesa Acquisition Proposal or any of its Representatives, on the other hand. Mesa will keep Republic reasonably informed of the status and terms, including with respect to any change in price or other material amendments, of any such Mesa Acquisition Proposal or request. Mesa shall promptly, and in any event within 24 hours, following a determination by its board of directors that a Mesa Acquisition Proposal is a Mesa Superior Proposal, notify Republic of such determination. The delivery of such notice and the determination to so deliver such notice will not, by itself, constitute a Change of Mesa Recommendation, as defined below.

However, if at any time on or after the date of the Merger Agreement until the earlier of the receipt of the approval of the Merger Agreement by Mesa stockholders or the earlier termination of the Merger Agreement in accordance with its terms, Mesa receives an unsolicited bona fide written Mesa Acquisition Proposal from a third party that was not the result of a breach of its obligation not to solicit pursuant to the Merger Agreement, and Mesa’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Mesa Acquisition Proposal constitutes or is reasonably expected to lead to a Mesa Superior Proposal and that failure to take such actions would reasonably be expected to be inconsistent with Mesa’s board of directors’ exercise of fiduciary duties under Nevada law, Mesa may participate in discussions or negotiations with the third party making such Mesa Acquisition Proposal regarding such proposal, and, subject to receiving an executed Acceptable Confidentiality Agreement from such third party, furnish information with respect to Mesa or its subsidiaries to the third party making such Mesa Acquisition Proposal pursuant to an executed Acceptable Confidentiality Agreement from such third party; provided that, Mesa provides (i) written notice to Republic of the determinations referenced above promptly (and in any event within 24 hours) (it being understood that the delivery of such notice and the determination to so deliver such notice shall not, by itself, constitute a Change of Mesa Recommendation or constitute a breach of the Merger Agreement) and (ii) to Republic in writing (or makes available) any information concerning Mesa provided to such other third party which was not previously provided to Republic or its Representatives prior to or substantially concurrently with the time that it is provided to such third party. Mesa must deliver to Republic a copy of any executed Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) following its execution.

Change of Mesa Recommendation

From the date of the Merger Agreement through the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Mesa, the Mesa board of directors, or any committee thereof is required not, or not to publicly propose, to (i) withhold, withdraw, modify, or qualify, in each case in a manner adverse to Republic, the Mesa Recommendation (ii) fail to include the Mesa Recommendation in this proxy statement/prospectus, (iii) publicly approve, publicly recommend, or publicly declare advisable any Mesa Acquisition Proposal, (iv) submit any Mesa Acquisition Proposal or any matter related thereto to the vote of the Mesa stockholders, (v) following the public disclosure of any Mesa Acquisition Proposal, fail to publicly reaffirm the Mesa Recommendation as promptly as reasonably practicable (but in any event within three business days) after receipt of any written request to do so from Republic (provided, that if the end of such three business day window would occur on or after the date of the Mesa Special Meeting, then Mesa will instead be required to publicly reaffirm the Mesa Recommendation no later than one business day prior to the Mesa Special Meeting), (vi) with respect to any Mesa Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, take any action or make any recommendation or public statement in connection therewith other than an unequivocal recommendation against such offer, or (vii) authorize, commit, resolve, or agree, in each case in a legally binding manner, to take any such actions (each of the actions described in (i) through (vii) being referred to as a Change of Mesa Recommendation).Notwithstanding the above, if Mesa has received a bona fide written Mesa Acquisition Proposal from a third party that did not result from a breach of the Merger Agreement and the Mesa board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, as applicable, that a Mesa Acquisition Proposal constitutes a Mesa Superior Proposal taking into account the results of any negotiations with Republic as contemplated by the Merger Agreement and any offer from Republic contemplated by the Merger Agreement, and that a failure to make a Change of Mesa Recommendation or cause Mesa to enter into a Mesa Alternative Acquisition Agreement with respect to such Mesa Superior Proposal would reasonably be expected to be inconsistent with its exercise of its fiduciary duties under Nevada law, then the Mesa board of directors may prior to the time the Mesa stockholder approval is obtained, effect a Change of Mesa Recommendation, or terminate the Merger Agreement to enter into a Mesa Alternative Acquisition Agreement with respect to such Mesa Superior Proposal; provided, however, that Mesa may not terminate the Merger Agreement, and any purported termination pursuant to the Merger Agreement will be void and of no force or effect, unless it concurrently pays the required termination fee and the Mesa board of directors may not effect a Change of Mesa Recommendation or terminate the Merger Agreement unless, (i) Mesa has given Republic at least four business days’ prior written notice of its intention to take such action (referred to as the Mesa Notice Period) (it being understood, for all purposes of the Merger Agreement, that the delivery of such notice and any amendment or update thereto and the deliberation and determination to so deliver such notice, update or amendment will not, by themselves, constitute a Change of Mesa Recommendation), including information and documentation relating to such Mesa Superior Proposal, and Mesa has contemporaneously provided to Republic a copy of all relevant proposed transaction agreements with the Person making such Mesa Superior Proposal; (ii) before effecting such a Change of Mesa Recommendation or terminating the Merger Agreement to enter into a Mesa Alternative Acquisition Agreement with respect to such Mesa Superior Proposal, Mesa has negotiated in good faith with Republic during the Mesa Notice Period to the extent Republic wishes to negotiate, to make such adjustments in the terms and conditions of the Merger Agreement such that it would cause such proposal to no longer constitute a Mesa Superior Proposal; in the event of any material revisions to such Mesa Superior Proposal, Mesa must deliver a new written notice to Republic and to comply with the requirements of the Merger Agreement with respect to such new written notice, with the Mesa Notice Period for any subsequent notice shortened from four to two business days; (iii) Republic has not, during the Mesa Notice Period, made an offer to modify the terms and conditions of the Merger Agreement, set forth in a definitive written amendment delivered to Mesa and executed on behalf of Republic, that the Mesa board of directors has in good faith determined, after consultation with its outside legal counsel and financial advisor, would obviate the need for it to effect such a Change of Mesa Recommendation or terminate the Merger Agreement; and (iv) the Mesa Notice Period (and any extension thereof) has expired.

Notwithstanding the above, prior to the time Mesa stockholder approval is obtained, the Mesa board of directors may make a Change of Mesa Recommendation in response to a Mesa Intervening Event if it has determined in good faith, after consultation with its outside legal counsel, that, in light of such Mesa Intervening Event and taking into account the results of any negotiations with Republic as contemplated by clause (ii) below and any offer from Republic contemplated by clause (iii) below, the failure to take such action would reasonably be expected to be inconsistent with its exercise of its fiduciary duties under Nevada law; provided, however, that the Mesa board of directors may not make a Change of Mesa Recommendation pursuant to the foregoing unless: (i) Mesa has given Republic at least four business days’ prior written notice in advance of its intention to take such action (referred to as the Mesa Intervening Event Notice Period) (it being understood, for all purposes of the Merger Agreement, that the delivery of such notice, update, or amendment and the deliberation and determination to so deliver such notice, update or amendment shall not, by themselves, constitute a Change of Mesa Recommendation), including the reason for proposing to effect such Change of Mesa Recommendation and reasonable detail regarding the Mesa Intervening Event; (ii) before effecting such Change of Mesa Recommendation, Mesa has negotiated in good faith with Republic during the Mesa Intervening Event Notice Period to the extent Republic wishes to negotiate, to make such adjustments in the terms and conditions of the Merger Agreement such that it would obviate the need for the Mesa board of directors to effects such a Change of Mesa Recommendation; (iii) Republic has not, during the Mesa Intervening Event Notice Period, made an offer to modify the terms and conditions of the Merger Agreement, set forth in a definitive written amendment to the Merger Agreement delivered to Mesa and executed on behalf of Republic, that the Mesa board of directors has in good faith determined, after consultation with its outside legal counsel and financial advisor, would obviate the need for it to effect such a Change of Mesa Recommendation; and (iv) the Mesa Intervening Event Notice Period has expired.

Pursuant to the Merger Agreement, Mesa agrees that if (i) any of its subsidiaries, directors, or officers take any action or (ii) Mesa authorizes or directs any of its other Representatives to take an action, or it is made aware of an action by one of its other Representatives and does not use its reasonable best efforts to prohibit or terminate such action, and the actions in clauses (i) and (ii) would constitute a breach if taken by Mesa, then such action will be deemed to constitute a breach of the Merger Agreement by Mesa.

Republic No-Shop

Republic has agreed that it will and will cause its subsidiaries and its and their respective directors and officers to, and will instruct its and their other Representatives to: (i) immediately cease and cause to be terminated any solicitations, discussions, or negotiations with any third party other than Republic that may be ongoing with respect to any Republic Acquisition Proposal, or any expression of interest, discussions, offer, or negotiations that would reasonably be expected to lead to a Republic Acquisition Proposal, (ii) promptly (and in any event within 24 hours after the date of the Merger Agreement) (a) instruct each such third party to return to Republic or destroy any non-public information previously furnished to such third party or its Representatives by or on behalf of Republic, and (b) terminate all physical and electronic data room access previously granted to such third party and its Representatives.

Except as expressly permitted by the Merger Agreement, Republic has agreed that it will not, and will cause its subsidiaries and its and their respective directors and officers not to, and will instruct its and their other Representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage, or facilitate any expression of interest, proposal, or offer that constitutes or would reasonably be expected to lead to a Republic Acquisition Proposal, (ii) participate in any discussions or negotiations relating to any Republic Acquisition Proposal with any third party other than Mesa, (iii) furnish to any third party other than Mesa any information in connection with a Republic Acquisition Proposal or any expression of interest, proposal, or offer that would reasonably be expected to lead to a Republic Acquisition Proposal, (iv) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option, or other similar contract providing for or otherwise relating to or that is intended to result in, or would reasonably be expected to lead to any Republic Acquisition Proposal, or (v) submit any Company Acquisition Proposal or any matter related thereto to the vote of Republic stockholders, a Republic Acquisition Proposal.

From and after the date of the Merger Agreement, Republic will promptly (and in any event within 24 hours) (i) notify Mesa of (a) any Republic Acquisition Proposal (including any material modification to the terms of any such acquisition proposal) that is received, to Republic’s knowledge (which, for this purpose, will be deemed to include each member of Republic’s board of directors and its officers and will not be deemed to be only as of the date of the Merger Agreement), by Republic or its Representatives from any third party (other than Mesa), or (b) any requests for non-public information, or any discussions or negotiations sought to be initiated or continued with Republic or its Representatives, in each case, concerning the making of a Republic Acquisition Proposal or any indication of interest, proposal or offer that would reasonably be expected to lead to a Republic Acquisition Proposal, and (ii) disclose to Mesa the identity of such third party making, and provide an unredacted copy of, any such Republic Acquisition Proposal or request (or, if made orally, a reasonably detailed written description of such acquisition proposal or request). Republic shall promptly upon receipt thereof (and in any event within 24 hours) provide Mesa and its outside legal counsel with copies of all drafts and final versions of definitive or other material agreements including schedules and exhibits thereto and any other material correspondence relating to such Republic Acquisition Proposal, in each case exchanged between Republic and any of its Representatives, on the one hand, and the third party making such Republic Acquisition Proposal or any of its Representatives, on the other hand. Republic will keep Mesa reasonably informed of the status and terms, including with respect to any change in price or other material amendments, of any such Republic Acquisition Proposal or request. Republic shall promptly, and in any event within 24 hours, following a determination by its board of directors that a Republic Acquisition Proposal is a Republic Superior Proposal, notify Mesa of such determination. The delivery of such notice and the determination to so deliver such notice will not, by itself, constitute a Change of Republic Recommendation, as defined below.

However, if at any time on or after the date of the Merger Agreement until the earlier of the receipt of the approval of the Merger Agreement by Republic stockholders or earlier termination of the Merger Agreement in accordance with its terms, Republic receives an unsolicited bona fide written Republic Acquisition Proposal from a third party that was not the result of a breach of its obligation not to solicit pursuant to the Merger Agreement, and Republic’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Republic Acquisition Proposal constitutes or is reasonably expected to lead to a Republic Superior Proposal and that failure to take such actions would reasonably be expected to be inconsistent with Republic’s board of director’s exercise of fiduciary duties under Delaware law, Mesa may participate in discussions or negotiations with the third party making such Republic Acquisition Proposal regarding such proposal, and, subject to receiving an executed Acceptable Confidentiality Agreement from such third party, furnish information with respect to Republic or its subsidiaries to the third party making such Republic Acquisition Proposal pursuant to an executed Acceptable Confidentiality Agreement from such third party; provided that, Republic provides (i) written notice to Mesa of the determinations referenced above promptly (and in any event within 24 hours) (it being understood that the delivery of such notice and the determination to so deliver such notice shall not, by itself, constitute a Change of Republic Recommendation or constitute a breach of the Merger Agreement) and (ii) to Mesa in writing (or makes available) any information concerning Republic provided to such other third party which was not previously provided to Mesa or its Representatives prior to or substantially concurrently with the time that it is provided to such third party. Republic must deliver to Mesa a copy of any executed Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) following its execution.

Change of Republic Recommendation

From the date of the Merger Agreement through the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Republic, the Republic board of directors or any committee thereof is required not, or not to publicly propose, to (i) withhold, withdraw, modify or qualify, in each case in a manner adverse to Mesa, the Republic Recommendation (ii) fail to include the Republic Recommendation in the official and final set of written materials submitted to the stockholder of Republic soliciting their written consents, (iii) publicly approve, publicly recommend, or publicly declare advisable any Republic Acquisition Proposal, (iv) submit any Republic Acquisition Proposal or any matter related thereto to the vote of the Republic stockholders, (v) following the public disclosure of any Republic Acquisition Proposal, fail to publicly reaffirm the Republic Recommendation as promptly as reasonably practicable (but in any event within three business days) after receipt of any written request to do so from Mesa, or (vi) authorize, commit, resolve, or agree, in each case in a legally binding manner, to take any such actions (each of the actions described in (i) through (vi) being referred to as a Change of Republic Recommendation).

Notwithstanding the above, if Republic has received a bona fide written Republic Acquisition Proposal from a third party that did not result from a breach of the Merger Agreement and the Republic board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, as applicable, that a Republic Acquisition Proposal constitutes a Republic Superior Proposal, taking into account the results of any negotiations with Mesa as contemplated by the Merger Agreement and any offer from Mesa contemplated by the Merger Agreement and that a failure to make a Change of Republic Recommendation or cause Republic to enter into a Republic Alternative Acquisition Agreement with respect to such Republic Superior Proposal would reasonably be expected to be inconsistent with its exercise of its fiduciary duties under Delaware law, then the Republic board of directors may prior to the time the Republic stockholder approval is obtained, effect a Change of Republic Recommendation or terminate the Merger Agreement to enter into a Republic Alternative Acquisition Agreement with respect to such Republic Superior Proposal; provided, however, that Republic may not terminate the Merger Agreement, unless it concurrently pays the required termination fee and the Republic board of directors may not effect a Change of Republic Recommendation or terminate the Merger Agreement and any purported termination pursuant to the Merger Agreement will be void and of no force or effect unless, (i) Republic has given Mesa at least four business days’ prior written notice of its intention to take such action (referred to as the Republic Notice Period) (it being understood, for all purposes of the Merger Agreement, that the delivery of such notice and any amendment or update thereto and the deliberation and determination to so deliver such notice, update or amendment will not, by themselves, constitute a Change of Republic Recommendation), which notice will specify the material terms and conditions of such Republic Superior Proposal including information and documentation relating to such Republic Superior Proposal and Republic has contemporaneously provided to Mesa a copy of all relevant proposed transaction agreements with the third party making such Republic Superior Proposal; (ii) before effecting such a Change of Republic Recommendation or terminating the Merger Agreement to enter into a Republic Alternative Acquisition Agreement with respect to such Republic Superior Proposal, Republic has negotiated in good faith with Mesa during the Republic Notice Period to the extent Mesa wishes to negotiate, to make such adjustments in the terms and conditions of the Merger Agreement such that it would cause such proposal to no longer constitute a Republic Superior Proposal; in the event of any material revisions to such Republic Superior Proposal, Republic must deliver a new written notice to Mesa and to comply with the requirements of the Merger Agreement with respect to such new written notice, with the Republic Notice Period for any subsequent notice shortened from four to two business days; (iii) Mesa has not, during the Republic Notice Period, made an offer to modify the terms and conditions of the Merger Agreement, set forth in a definitive written amendment to this Agreement delivered to Republic and executed on behalf of Mesa, that the Republic board of directors has in good faith determined, after consultation with its outside legal counsel and financial advisor, would obviate the need for it to effect such a Change of Republic Recommendation or terminate the Merger Agreement; and (iv) the Republic Notice Period (and any extension thereof) has expired.

Notwithstanding the above, prior to the time Republic stockholder approval is obtained, the Republic board of directors may make a Change of Republic Recommendation in response to a Republic Intervening Event if it has determined in good faith, after consultation with its outside legal counsel, that, in light of such Republic Intervening Event and taking into account the results of any negotiations with Mesa as contemplated by clause (ii) below and any offer from Mesa contemplated by clause (iii) below, the failure to take such action would reasonably be expected to be inconsistent with its exercise of its fiduciary duties under Delaware law; provided, however, that the Republic board of directors may not make a Change of Republic Recommendation pursuant to the foregoing unless: (i) Republic has given Mesa at least four business days’ prior written notice in advance of its intention to take such action (referred to as the Republic Intervening Event Notice Period) (it being understood, for all purposes of the Merger Agreement, that the delivery of such notice, update, or amendment and the deliberation and determination to so deliver such notice, update, or amendment shall not, by themselves, constitute a Change of Republic Recommendation, including the reason for proposing to effect such Change of Republic Recommendation and detail regarding the Republic Intervening Event; (ii) before effecting such Change of Republic Recommendation, Republic has negotiated in good faith with Mesa during the Republic Intervening Event Notice Period to the extent Mesa wishes to negotiate, to make such adjustments in the terms and conditions of the Merger Agreement such that it would obviate the need for the Republic board of directors to effects such a Change of Republic Recommendation; (iii) Mesa has not, during the Republic Intervening Event Notice Period, made an offer to modify the terms and conditions of the Merger Agreement, set forth in a definitive written amendment to the Merger Agreement delivered to Republic and executed on behalf of Mesa, that the Republic board of directors has in good faith determined, after consultation with its outside legal counsel and financial advisor, would obviate the need for it to effect such a Change of Republic Recommendation; and (iv) the Republic Intervening Event Notice Period has expired.

Pursuant to the Merger Agreement, Republic agrees that if (i) any of its subsidiaries, directors, or officers take any action or (ii) Republic authorizes or directs any of its other Representatives to take an action, or it is made aware of an action by one of its other Representatives and does not use its reasonable best efforts to prohibit or terminate such action, and the actions in clauses (i) and (ii) would constitute a breach of the Merger Agreement if taken by Republic, then such action will be deemed to constitute a breach of the Merger Agreement by Republic.

Directors and Officers of the Surviving Corporation Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Mesa will resign effective as of the Effective Time and the Surviving Corporations’ board of directors will thereafter consist of a total of seven new directors, composed of (i) six directors who prior to the Effective Time are designated by Republic, including a chairman of the Surviving Corporation’s board of directors who prior to the Effective Time is, designated by Republic and (ii) Ellen Artist, or such other director proposed by Mesa prior to the Effective Time and agreed upon by Republic in its sole discretion prior to the Effective Time. Ms. Artist is currently a director of Mesa. Republic has designated David Grizzle, Glenn S. Johnson, Michael C. Lenz, Ruth Okediji, Barry W. Ridings, and James E. Sweetnam to serve as members of the Surviving Corporation’s board of directors.

In addition, upon the Effective Time, David Grizzle will serve as Chief Executive Officer pursuant to a Transitional CEO Agreement, Matthew J. Koscal will serve as President and Chief Commercial Officer, Joseph P. Allman will serve as Senior Vice President and Chief Financial Officer, Paul Kinstedt will serve as Senior Vice President and Chief Operating Officer, and Chad M. Pulley will serve as Senior Vice President, General Counsel and Secretary, each designated by Republic.

Conditions to the Completion of the Merger

The following contains a description of the material conditions to the completion of the Merger.

Each party’s obligations to complete the transactions contemplated by the Merger Agreement are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver, at or prior to the Closing, of various conditions, which include the following:

•

the Republic Stockholder Approval (as of the date of this proxy statement/prospectus, Republic has obtained sufficient consents to approve the adoption of the Merger Agreement and approve the transactions contemplated thereby);

•	the Mesa Stockholder Approval;

•

the waiting period applicable to the consummation of the Merger under the HSR Act (and any timing agreement with any governmental entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Merger contemplated by the Merger Agreement entered into in connection therewith) must have expired or been terminated. The waiting period under the HSR Act with respect to filings made by Mesa and Republic expired on June 16, 2025;

•

the registration statement on Form S-4/S-1, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order suspending the effectiveness of the Form S-4/S-1 issued by the SEC or any proceeding seeking a stop order;

•	the shares of Mesa common stock issuable in the Merger must have been approved for listing on Nasdaq;

•

no law or order (whether temporary, preliminary or permanent), has been enacted, issued, promulgated, enforced, or entered by a governmental entity that, in each case, is then in effect and has the effect of making illegal, enjoining, or otherwise restraining or prohibiting the consummation of the transactions contemplated by the Merger Agreement; and

•

the parties must have (i) received all of the approvals necessary to be obtained from the DOT, the FAA, the FCC, the TSA, and foreign CAA to consummate the Merger; and (ii) provided notification to, and received all of the approvals necessary to be obtained from, the AFAC regarding transfer of control and the receipt of official confirmation issued by the AFAC taking note of the transfer of control resulting from the Merger.

In addition, each party’s obligations to complete the transactions contemplated by the Merger Agreement are further subject to the satisfaction or written waiver by that party at or prior to the Closing of the following additional conditions:

•

the other party’s representations and warranties being true and correct as of the date of the Merger Agreement and/or as of Closing Date, as applicable and set forth in the Merger Agreement, subject to applicable materiality qualifiers;

•

the other party to the Merger Agreement must have performed and complied with in all material respects with the covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•	the lack of a material adverse effect, as set forth in the Merger Agreement, since the date of the Merger Agreement with respect to the other party; and

•	the party having received a certificate executed by an executive officer of the other party, dated as of the Closing Date, certifying that the foregoing conditions have been satisfied.

In addition, the obligations of Republic to complete the transactions contemplated by the Merger Agreement are further subject to the satisfaction or written waiver by that party at or prior to the Closing of the following additional conditions:

•

the lack of an individual, entity or group beneficially owning 30% or more of the issued and outstanding shares of common stock of the Surviving Corporation, immediately after giving effect to issuance of shares of Mesa common stock in the Merger and the Escrow Issuance;

•

(i) Certain transactions contemplated in the Three Party Agreement, as specified in the Merger Agreement, having been consummated (in each case, except for those transactions to be consummated at the Closing, but subject to the consummation of such transactions at the Closing); (ii) each of the parties to the Three Party Agreement other than Republic not having materially breached any of its representations, warranties, covenants, or agreements contained in the Three Party Agreement; (iii) United Airlines not having provided Mesa or Republic with written notice of its intent not to perform or comply with any of the post-Closing terms or conditions under the Three Party Agreement; and (iv) Republic having received a certificate executed by an executive officer of United Airlines, dated as of the Closing Date, making certain certifications, as specified in the Merger Agreement;

•

(i) United Airlines not having materially breached any of its representations, warranties, covenants, or agreements contained in the CPA Side Letter; and (ii) United Airlines not having provided Mesa or Republic with written notice of its intent not to perform or comply with any of the terms or conditions under the Go-Forward CPA.

•

Mesa having filed with the SEC and made publicly available on EDGAR its Form 10-K for the period ended September 30, 2024 and including therein its consolidated audited financial statements for the applicable period and copy of the report of Marcum LLP (“Marcum”) to the Mesa board of directors related to its audit of such financial statements, as specified in the Merger Agreement; and

•

Mesa having filed with the SEC and made publicly available on EDGAR its Form 10-Q for the period ended December 31, 2024 and including therein its consolidated unaudited financial statements for the applicable period, as specified in the Merger Agreement;

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated, and the Merger may be abandoned, by action taken or authorized by the board of directors of the terminating party, whether before or (except as provided below) after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(i)	by mutual written consent of Mesa and Republic;

(ii)

by either Mesa or Republic, if any court of competent jurisdiction or other governmental entity has issued an order or law permanently enjoining or otherwise permanently prohibiting the consummation of the transactions contemplated by the Merger Agreement, which order or law has become final and non-appealable;

(iii)

by either Mesa or Republic, if, subject to specified exceptions, the Effective Time has not occurred by the Outside Date; provided, that if as of the Outside Date, certain of the specified conditions in the Merger Agreement have not have been satisfied, then the Outside Date will automatically be extended to April 6, 2026, and such extended date will be deemed to be the Outside Date, provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose failure to fulfill any covenants or agreements under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(iv)

by either Mesa or Republic, if the Mesa Stockholder Approval has not been obtained at the Mesa Special Meeting, including at any adjournment, postponement, or delay thereof, at which a vote on such adoption was taken;

(v)

by either Mesa or Republic, if the Republic Stockholder Approval has not been obtained by the time of the completion of the Mesa Special Meeting including at any adjournment, postponement, or delay thereof, at which a vote on such adoption was taken;

(vi)	by Mesa, if any of the following circumstances shall occur:

(a)

subject to specified exceptions, (i) there is a breach of any representation, warranty, covenant, or agreement of Republic contained in the Merger Agreement such that certain specified conditions to Mesa’s obligations would not be satisfied were the Closing then to occur, (ii) Mesa has delivered to Republic written notice of such breach and (iii) either such breach is not capable of being cured or, if curable, has not been cured prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of such written notice to Republic, provided, however, that Mesa will not be permitted to terminate the Merger Agreement pursuant to this provision if any representation, warranty, covenant, or agreement of Mesa contained in the Merger Agreement has been breached such that certain specified conditions are not then satisfied;

(b)

prior to obtaining the Mesa Stockholder Approval, in order to concurrently enter into an alternative acquisition agreement with respect to a superior proposal as provided in the Merger Agreement (provided, that prior to or concurrently with such termination Mesa pay Republic the Termination Fee under the Merger Agreement and Mesa shall not have materially breached Section 5.4 of the Merger Agreement in respect of the underlying Mesa Acquisition Proposal); or

(c)	prior to the time the Republic Stockholder Approval is obtained, the Republic board of directors or any committee thereof shall have effected a change of recommendation;

(vii)	by Republic, if any of the following circumstances shall occur:

(a)

subject to specified exceptions, (i) there is a breach of any representation, warranty, covenant, or agreement of Mesa contained in the Merger Agreement such that certain specified conditions to Republic’s obligations would not be satisfied were the Closing then to occur, (ii) Republic has delivered to Mesa written notice of such breach and (iii) either such breach is not capable of being cured or, if curable, has not been cured prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of such written notice to Mesa, provided, however, that Republic will not be permitted to terminate the Merger Agreement pursuant to this section if any representation, warranty, covenant, or agreement of Republic contained in the Merger Agreement has been breached such that certain specified conditions are not then satisfied;

(b)

prior to obtaining the Republic Stockholder Approval, in order to concurrently enter into an alternative acquisition agreement with respect to a superior proposal as provided in the Merger Agreement (provided, that prior to or concurrently with such termination Republic pay Mesa the Termination Fee under the Merger Agreement and Republic shall not have material breached Section 5.6 of the Merger Agreement in respect of the underlying Republic Acquisition Proposal) ;

(c)	prior to the time the Mesa Stockholder Approval is obtained, the Mesa Board or any committee thereof shall have effected a change of recommendation;

(d)

(i) there is a breach of any representation, warranty, covenant, or agreement of any party to the Three Party Agreement other than Republic contained in the Three Party Agreement such that certain specified conditions to Republic’s obligations would not be satisfied were the Closing then to occur, (ii) Republic has delivered to Mesa and United Airlines written notice of such breach and (iii) either such breach is not capable of being cured or, if curable, has not been cured prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of such written notice to Mesa and United Airlines;

(e)

(i) there is a breach of any representation, warranty, covenant, or agreement of United Airlines contained in the CPA Side Letter such that certain specified conditions to Republic’s obligations would not be satisfied were the Closing then to occur, (ii) Republic has delivered to United Airlines and Mesa written notice of such breach and (iii) either such breach is not capable of being cured or, if curable, has not been cured prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of such written notice to United Airlines and Mesa;

(f)

(i) United Airlines has provided Mesa or Republic with written notice of its intent not to perform or comply with any of the post-Closing terms or conditions under the Three Party Agreement and (ii) United Airlines does not retract such written notice prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of United Airlines’ initial written notice;

(g)

(i) United Airlines has provided Mesa or Republic with written notice of its intent not to perform or comply with any of the terms or conditions under the Go-Forward CPA and (ii) United Airlines does not retract such written notice prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of United Airlines’ initial written notice;

(h)	the Three Party Agreement is terminated in accordance with its terms; or

(i)

following the 10 consecutive business day period immediately after finalization by the parties of the Form S-4/S-1 and related proxy statement, the Republic Stockholder Approval has not yet been obtained (assuming Republic has elected to utilize such period to solicit such approval); provided, however, that Republic may only exercise such termination right during the three business days following the expiration of such period and, if Republic has not exercised such termination right by the end of such three business day period, Republic shall deliver to Mesa a written waiver of such termination right as contemplated by Section 5.5 of the Merger Agreement.

Termination Fees Payable by Mesa

Mesa must pay Republic a termination fee of $1,500,000 (i) prior to or concurrent with the termination, if the Merger Agreement is terminated pursuant to clause (vi)(b) above; (ii) within two business days following the termination, if the Merger Agreement is terminated pursuant to clause (vii)(c) above; and (iii) prior to or concurrent with the consummation of an acquisition proposal by Mesa, as specified in the Merger Agreement, if

(a) the Merger Agreement is terminated pursuant to clause (iv) above, (b) prior to the date of the Mesa Special Meeting including at any adjournment, postponement, or delay thereof, at which a vote was taken, an acquisition proposal by Mesa has been publicly announced and (c) within twelve months following the termination of the Merger Agreement, Mesa or any of its subsidiaries enter into a definitive agreement with respect to a subsequent transaction, or the Mesa board of directors has approved or recommended to the Mesa stockholders, any acquisition proposal that is later consummated (regardless of whether or not such consummation occurs prior to or following the end of such twelve month period). In addition to the fees associated with termination of the Merger Agreement, certain fees may be incurred by Mesa in connection with termination of the TPA. For a more complete discussion regarding termination of the TPA, please see the section titled “Agreements Related to the Merger – The Three Party Agreement – Termination of the TPA” beginning on page 180 of this proxy statement/prospectus.

Mesa may not be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Republic

Republic must pay Mesa a termination fee of $1,500,000 (i) prior to or concurrent with the termination, if the Merger Agreement is terminated pursuant to clause (vii)(b) above; (ii) within two business days following the termination, if the Merger Agreement is terminated by Mesa pursuant to clause (vi)(c) above; and (iii) prior to or concurrent with the consummation of an acquisition proposal by Republic, as specified in the Merger Agreement, if (a) the Merger Agreement is terminated pursuant to clause (v) above, (b) prior to the date of the Mesa Special Meeting including at any adjournment, postponement or delay thereof, at which a vote was taken, an acquisition proposal by Republic has been publicly announced and (c) within twelve months following the termination of the Merger Agreement, Republic or any of its subsidiaries enter into a definitive agreement with respect to a subsequent transaction, or the Republic board of directors has approved or recommended to the Republic stockholders, any acquisition proposal that is later consummated (regardless of whether or not such consummation occurs prior to or following the end of such twelve month period). In addition to the fees associated with termination of the Merger Agreement, certain fees may be incurred by Republic in connection with termination of the TPA. For a more complete discussion regarding termination of the TPA, please see the section titled “Agreements Related to the Merger – The Three Party Agreement – Termination of the TPA” beginning on page 180 of this proxy statement/prospectus.

Republic may not be required to pay the termination fee on more than one occasion.

Amendment and Waiver

The Merger Agreement may be amended by the parties to the Merger Agreement by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after the approval of the Merger Agreement by either party’s stockholders has been obtained; provided, that after approval of the Merger Agreement has been obtained by either party’s stockholders, no amendment may be made that, pursuant to applicable law or in accordance with the rules of any relevant stock exchange, requires further approval by the stockholders of either party, without such further approval. The amendment must be set forth in writing and signed by the parties.

At any time prior to the Effective Time, either party may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any breaches in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement. The waiver must be set forth in writing and signed by the party to be bound thereby. Any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except as described above in the section titled “The Merger Agreement — Termination and Termination Fees” beginning on page 164 of this proxy statement/prospectus, and except that all filing and other similar fees paid in respect of the filing of the pre-merger notification report under the HSR Act, DOT filings, and pursuant to other applicable Competition Laws, and fees in relation to the filings with the SEC of the registration statement on Form S-4/S-1 (excluding, for the avoidance of doubt, in each case, legal fees, and other advisor fees of the parties incurred in connection with the preparation and submission of such filings, which will be borne by the party that has engaged such advisors) will be paid entirely by Republic.

Mesa Representative

By approving the Merger Agreement, the holders of Mesa common stock irrevocably appoint the Mesa Representative as their representative, agent, proxy, and attorney-in-fact on behalf of such holder with respect to all matters arising under the Escrow Agreement, the Three-Party Agreement and such matters arising under the foregoing or related to the Escrow Asset and the distribution of the Escrow Asset. A decision, act, consent, or instruction of the Mesa Representative in accordance with its authorities granted under the Merger Agreement, the Escrow Agreement, or the Three Party Agreement will constitute a decision of the Pre-Merger Mesa Shareholders and will be final, binding, and conclusive upon such holders.

Promptly following the determination of the portion of the Escrow Asset payable to the Pre-Merger Mesa Shareholders, if any, and the delivery of the written instruction to the Exchange Agent pursuant to the Three Party Agreement, the Surviving Corporation, and the Mesa Representative will take the actions required to effect the distribution of the remaining Escrow Asset, if any, to the Pre-Merger Mesa Shareholders, in accordance with the terms and provisions of the Three Party Agreement and the Escrow Agreement.

At the Closing, Mesa will pay the Mesa Representative the Mesa Representative Expense Fund, which the Mesa Representative may use solely to perform its obligations under the Three Party Agreement. The Mesa Representative will not be liable for any act done or omitted, as Mesa Representative, pursuant to the Merger Agreement, the Escrow Agreement, or the Three Party Agreement, except for fraud, gross negligence, bad faith, or willful misconduct, and will be entitled to recover any expenses it incurred arising out of or in connection with the foregoing from amounts available in the Mesa Representative Expense Fund. Any amounts remaining in the Mesa Representative Expense Fund following the Mesa Representative’s performance of its obligation under the Three Party Agreement will be remitted to United Airlines as provided in the Three Party Agreement.

AGREEMENTS RELATED TO THE MERGER

The Three Party Agreement

The following describes certain material terms of the Three Party Agreement. A copy of the Three Party Agreement is filed as Exhibit 10.15 to the registration statement of which this proxy statement/prospectus forms a part and is incorporated by reference into this proxy statement/prospectus. The Three Party Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Mesa, Republic, or United Airlines. The following description does not purport to be complete and is qualified in its entirety by reference to the Three Party Agreement. You should refer to the full text of the Three Party Agreement for the terms and conditions of the Three Party Agreement. Any capitalized terms not otherwise defined in this proxy statement/prospectus have the meaning ascribed to them in the Three Party Agreement.

Concurrently with the execution of the Merger Agreement, on April 4, 2025, Mesa, Mesa Airlines, Inc. (“Mesa Airlines”), United Airlines, Republic, and the Mesa Representative (collectively, the “Parties”) entered into the Three Party Agreement (the “TPA”) pursuant to the terms of the Merger Agreement.

Disposition of Assets; Extinguishment of Liabilities

Pursuant to the TPA, Mesa will take certain actions at or prior to the Closing to dispose of certain assets, extinguish certain liabilities, and effectuate certain related transactions, including the following:

•	Mesa will recognize the impairment losses of the CRJ Assets.

•	At the Closing, Mesa will pay all outstanding fees owed to FTICA and all outstanding legal fees owed to its legal counsel due in connection with the TPA and the transactions contemplated by the TPA.

•

At the Closing, if the Mesa Working Capital Surplus is in an amount greater than $0, then Mesa will use all its cash and cash equivalents (other than the Mesa Representative Expense Fund) to pay off, retire, or otherwise extinguish all of the Mesa Obligations until such time as the earlier to occur of (x) the Mesa Working Capital Surplus, after giving effect to the foregoing, is an amount equal to $0 and (y) the extinguishment of all cash and cash equivalents (other than the Mesa Representative Expense Fund). Any remaining cash or cash equivalents will then be applied against any United Debt.

•

At the Closing, Mesa will pay to the Mesa Representative an amount equal to $100,000, which will form the Mesa Representative Expense Fund. The Mesa Representative will utilize the Mesa Representative Expense Fund solely to perform its obligations under the TPA, with the Mesa Representative Expense Fund Remainder to be remitted to United Airlines.

•

For Mesa Obligations that remain after Mesa uses all its cash and cash equivalents to pay off, retire, or otherwise extinguish all of the Mesa Obligations, United Airlines will have the option, as to each remaining Mesa Obligation as of the Closing, to (i) repay such obligation in full on behalf of Mesa (other than in respect of any indemnification obligations that survive termination and/or any intercompany loans by and among Mesa and its subsidiaries), (ii) assume such obligation in full from Mesa, if permitted by the terms of the applicable Mesa Obligation, or (iii) pay to the Surviving Corporation cash in an amount sufficient for the Surviving Corporation to fully extinguish such obligation (other than in respect of any indemnification obligations that survive termination and/or any intercompany loans by and among Mesa and its subsidiaries). However, for certain Mesa Obligations (including the Mesa Working Capital Shortfall, the UST Loan, the Executive Compensation Amount, and any other equipment, property, or Indebtedness obligations or payables (whether or not aged), in each case to the extent reflected on Mesa’s trial balance, (a) United Airlines will act to extinguish such obligation pursuant to clause (iii) of the preceding sentence and (b) United Airlines’ obligations will be reduced on a dollar for dollar basis by the aggregate Non-Eligible Asset Credit and the Working

Capital Surplus; United Airlines may elect, at its sole discretion, which portion of Mesa Obligations will be reduced on a dollar for dollar basis pursuant to the foregoing provision. For the avoidance of doubt, with respect to Mesa Obligations related to the Mesa Working Capital Shortfall, United Airlines will be deemed to have satisfied its obligations by paying to the Surviving Corporation an amount of cash equal to the Mesa Working Capital Shortfall.

•

United Airlines’ obligation to extinguish the Mesa Obligations at the Closing is contingent upon Mesa’s delivery to United Airlines of payoff letters (to the extent reasonably available following Mesa’s use of reasonable best efforts to obtain such payoff letters) from the applicable lenders with respect to all pre-Closing Mesa Obligations, along with necessary documents to release any liens, no later than five business days before the Closing.

The Escrow Issuance

Promptly following the Closing (and in all events immediately following the Effective Time), Mesa will conduct the Escrow Issuance equal to six percent (6%) of the issued and outstanding shares of common stock of the Surviving Corporation after giving effect to the issuance of Mesa common stock in the Merger and such issuance. The Escrow Agent will hold the Escrow Assets in escrow, and will subsequently become available to satisfy certain remaining liabilities. The Escrow Agent will distribute the Escrow Assets in order of priority, first to United Airlines, then to the Surviving Corporation, and finally to the Pre-Merger Mesa Shareholders based on the Net Debt Amount. First, if the Net Debt Amount remains a positive number as of the Closing, United Airlines will receive shares with an aggregate dollar value equal to the Net Debt Amount. If there are Escrow Assets remaining after the United Entitlement has been satisfied, and if further post-Closing adjustments (such as unresolved obligations related to the joint venture with Flite) entitle the Surviving Corporation to Escrow Assets, the Surviving Corporation will receive Escrow Assets equal to the amount of such entitlement. Any Escrow Assets remaining after the United Entitlement and the Surviving Corporation Entitlement are each satisfied, will then be distributed to the Pre-Merger Mesa Shareholders on a pro rata basis, with any fractional shares paid out in cash.

Termination of the Mesa Capacity and Purchase Agreement

Pursuant to the TPA, Mesa and United Airlines will terminate the United CPA, effective as of the Closing. Mesa and United Airlines have delivered releases in connection with the termination, effective as of the Closing, of the United CPA. At the Closing, Mesa and United Airlines will provide reasonable evidence to Republic of the termination of the United CPA.

The Surviving Corporation will use good faith efforts to perform or cooperate with respect to any Mesa or Mesa Airlines obligations under the United CPA, in each case to the extent (a) such obligations arise in the normal course of business following the termination due to the actions or inactions of Mesa or Mesa Airlines prior to the termination and (b) such performance or cooperation would not require the Surviving Corporation to incur more than de minimis out-of-pocket costs.

For 180 days following the Closing (and the termination of the United CPA at the Closing), United Airlines will continue to reimburse the Surviving corporation for any and all Pass-Through Costs (as defined in the United CPA) incurred by Mesa and its Affiliates prior to the termination to the extent United Airlines would otherwise be obligated to reimburse such costs had the United CPA not been terminated (but subject in all events to applicable dispute resolution and audit provisions set forth in the United CPA). However, the preceding sentence shall not apply to costs that have been paid off, released, or extinguished as described above.

Mesa’s Delivery of Proposed Final Closing Statement and United Airlines’ and the Surviving Corporation’s Responses

Mesa and Republic must keep United Airlines reasonably informed about the anticipated timeline for the Closing. No later than 21 days following the end of the first completed calendar month following the date of the

TPA and each month thereafter, Mesa is required to deliver to United Airlines and Republic a draft of Appendix C to the TPA, calculated as of the end of such calendar month. Mesa will cooperate reasonably and in good faith with United Airlines and Republic (including making personnel, records, and Supporting Documentation reasonably available) to answer any questions and to provide additional information as to its financial reports, Supporting Documentation, and any and all assumptions and components relevant to the foregoing.

Proposed Final Closing Statement

By no later than 10 Business Days prior to the Closing Date (the “Proposed Final Closing Statement Deadline”), Mesa is required to deliver to United Airlines and Republic a statement (the “Proposed Final Closing Statement”) setting forth, in reasonable detail, Mesa’s good faith calculation, as of the end of the Closing Date, of the estimated Net Debt Amount (such calculation, the “Proposed Estimated Net Debt Amount”), together with Supporting Documentation (including the updated Mesa trial balance contemplated by such defined term) relating thereto, including any assumptions made with respect to valuations of assets and resulting proceeds from the sale of such assets; provided that the Proposed Estimated Net Debt Amount shall be determined in the format of, and in accordance with the methodology set forth in, Appendix C of the TPA and the Asset Valuation Methodology. Mesa shall at all times cooperate reasonably and in good faith with United Airlines and Republic (including making personnel, records, and Supporting Documentation reasonably available) to answer any questions and to provide additional information to United Airlines as to any and all assumptions and components relevant to the Proposed Final Closing Statement, including as needed to update or adjust the Proposed Final Closing Statement.

United Airlines and Republic Response to Proposed Final Closing Statement

Within five days after United Airlines and Republic receive the Proposed Final Closing Statement and all required documentation (the “Pre-Closing Dispute Period”), each of United Airlines and Republic independently has the right to submit a written notice (a “Pre-Closing Dispute Notice”) to the other Parties if they object to any of Mesa’s calculations that would change the Net Debt Amount by at least $1,000,000 in the aggregate (either upwards or downwards). Each Pre-Closing Dispute Notice must specify in reasonable detail the disputed amount, the basis for the objection, and include reasonable supporting materials. During the Pre-Closing Dispute Period, Mesa must make available to United Airlines and Republic, at Mesa’s sole cost, all relevant books, records, and accounting personnel as reasonably requested. If neither United Airlines nor Republic delivers a Pre-Closing Dispute Notice before the end of the Pre-Closing Dispute Period, then the Proposed Final Closing Statement is deemed accepted and agreed to by both United Airlines and Republic (becoming the “Final Closing Statement”), and Mesa’s calculation of the Proposed Estimated Net Debt Amount becomes the final and binding Net Debt Amount for all purposes, subject to further adjustments as provided in Sections 1.7(g), (h), (i), and (j) of the TPA.

Efforts to Resolve Pre-Closing Disputes Among the Parties

If either United Airlines or Republic timely delivers a Pre-Closing Dispute Notice, then for a period of 14 days following such delivery date (or, if each of United Airlines and Republic timely delivers a Pre-Closing Dispute Notice, then for a period of 14 days following the later of the two delivery dates) (such period, as applicable, the “Pre-Closing Resolution Period”), the Parties shall use commercially reasonable efforts (including Mesa making its personnel and records reasonably available to United Airlines and Republic) to amicably resolve the Pre-Closing Disputed Items and determine the Final Closing Statement and the Net Debt Amount. Any Pre-Closing Disputed Items so resolved by the Parties shall be deemed to be final and correct as so resolved and shall be binding upon the Parties for all purposes of Section 1.7 and Section 5.1(b)(i) of the TPA, subject to Sections 1.7(g), (h), (i), and (j) of the TPA.

Resolution of Pre-Closing Disputes by Independent Valuation Firm

If the Parties cannot resolve all of the Pre-Closing Disputed items within the Pre-Closing Resolution Period, the remaining items will be referred to an Independent Valuation Firm mutually agreed upon by the Parties.

Within five days of the Pre-Closing Engagement Date, each Party must submit a written position statement, and within 15 days, the Independent Valuation Firm must select one Party’s calculation of the Net Debt Amount and provide a report specifying its final determination of the Net Debt Amount along with reasonable supporting detail. This determination will be final, conclusive, and binding, and the costs will be shared by the two Parties whose proposals are not selected.

Pre-Closing Updates to Net Debt Amount

If, before the Closing, any Party discovers that the finally determined Net Debt Amount is incorrect in an amount greater than $1,000,000 (either upwards or downwards) due to issues first discovered following the Net Debt Amount Final Determination Date, they must promptly notify the other Parties of the required adjustment to the finally determined Net Debt Amount, together with reasonable detail about such issues and Supporting Documentation (a “Net Debt Amount Adjustment Notice”). A Party who received a Net Debt Amount Adjustment Notice will have five days to agree or object in writing. If no objection is made or if the receiving Party does not respond with written notice within such timeframe, the adjustment is deemed accepted and will be incorporated into the Net Debt Amount. If a Party submits a timely objection, the Parties will have 14 days (the “Net Debt Amount Adjustment Resolution Period”) to use commercially reasonable efforts to resolve the issues raised in the Net Debt Amount Adjustment Notice amicably. Upon any written agreement executed by all Parties as to a Net Debt Amount Adjustment Notice, the agreed items in such Net Debt Amount Adjustment Notice shall be deemed incorporated into the finally determined Net Debt Amount for all purposes of this Agreement.

Resolution of Pre-Closing Updates to Net Debt Amount

If the Parties cannot agree on the updates set forth in the Net Debt Amount Adjustment Notice during the Adjustment Resolution Period, the disputed items will be referred to an Independent Valuation Firm. Each Party will be required to submits a written position statement, and within 15 days, the Independent Valuation Firm must select one Party’s calculation of the Net Debt Amount. This determination will be final, conclusive, and binding, and the costs will be shared by the two Parties whose proposals are not selected.

Closing Conditional Upon Net Debt Amount Determination and Registration Rights Agreement and Other Shareholder Rights

The Closing is conditioned upon, among other things, (i) the final determination of the Net Debt Amount, (ii) the agreement or final resolution by all Parties as to any adjustment to the Net Debt Amount submitted pursuant to a Net Debt Amount Adjustment Notice, except that, solely in the case of this clause (ii), the Closing may occur without the prior agreement by United Airlines as to any Net Debt Amount Adjustment Notice submitted by Mesa or Republic to which United Airlines timely objects pursuant to Section 1.7(g) of the TPA so long as the Net Debt Amount is not adjusted in any manner by such Net Debt Amount Adjustment Notice, and (iii) the Surviving Corporation entering into the Registration Rights Agreement with the Major Stockholders and granting the Major Stockholders, including United Airlines and the other shareholder rights, if any, required to be granted by Section 6.17(b) of the TPA. If the Closing occurs without each of such conditions being satisfied or without United Airlines’ express written waiver as to any of such conditions that have not been satisfied, then, notwithstanding anything to the contrary in the TPA, United Airlines shall not be obligated to consummate its obligations until, as to each such condition, either such condition is satisfied in full or United Airlines’ express written waiver is obtained; provided however that if, within 30 days following the Closing, each such condition has not either been satisfied or expressly waived by United Airlines in writing (such circumstance, the “United Conditions Precedent Failure”), then United Airlines’ obligations arising under the TPA shall be deemed null and void.

Post-Closing Settlement of CPA Reconciliation Amount and Mesa Performance Credit Amount

Within 60 days after the Closing (such period, the “Post-Closing Reconciliation and Credit Dispute Period”), United Airlines may object in writing to the calculation of the CPA Reconciliation Amount or the Mesa

Performance Credit Amount. If United Airlines does not deliver a Post-Closing Reconciliation and Credit Dispute Notice to the Mesa Representative and the other Parties prior to the expiration of the Post-Closing Reconciliation and Credit Dispute Period, then the CPA Reconciliation Amount and the Mesa Performance Credit Amount will be final and binding upon the parties. If United Airlines objects by timely delivering a Post-Closing Reconciliation and Credit Dispute Notice, then United Airlines and the Mesa Representative will have 10 days (the “Post-Closing Resolution Period”) to use commercially reasonable efforts to resolve the Post-Closing Reconciliation and Credit Disputed Items and determine the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable. Any Post-Closing Reconciliation and Credit Disputed Items so resolved by United Airlines and the Mesa Representative will be deemed to be final and correct as so resolved and shall be binding upon the Parties, and the Net Debt Amount shall be adjusted accordingly. If unresolved, the matter will be referred to an Independent Valuation Firm, which will select either United Airlines’ or the Mesa Representative’s calculation within 15 days. The decision will be final and binding, and the costs will be borne solely by the Party whose proposal was not selected.

Post-Closing Review of Net Debt Amount as to the Surviving Corporation

By no later than 60 days following the Closing Date (such period, the “Post-Closing Surviving Corporation Dispute Period”), the Surviving Corporation may give the Mesa Representative written notice of its disagreement with the Net Debt Amount (as adjusted pursuant to any finally determined adjustments pursuant to all applicable provisions in Section 1.7 of the TPA, but excluding from the calculation of Net Debt Amount the Surviving Corporation Excluded Items) as to applicable liabilities that are or would be considered Mesa Obligations as of the Closing as to issues that were both (x) first discovered following the Closing and (y) not addressed in the Net Debt Amount (as adjusted pursuant to any finally determined adjustments pursuant to all applicable provisions in Section 1.7 of the TPA, but excluding from the calculation of Net Debt Amount the Surviving Corporation Excluded Items) (such written notice, the “Post-Closing Surviving Corporation Dispute Notice”). However, the Surviving Corporation shall specify in reasonable detail the amount in dispute and the basis therefore, together with reasonable supporting materials. If the Surviving Corporation does not deliver a Post-Closing Surviving Corporation Dispute Notice to the Mesa Representative prior to the expiration of the Post-Closing Surviving Corporation Dispute Period, then the Net Debt Amount (as adjusted pursuant to any finally agreed adjustments pursuant to all applicable provisions in Section 1.7 of the TPA, but excluding from the calculation of Net Debt Amount the Surviving Corporation Excluded Items) shall be deemed to be the Net Debt Amount, and shall be final and binding upon the Parties.

Efforts to Resolve Post-Closing Disputes Among the Surviving Corporation and Mesa Representative

If the Surviving Corporation delivers a Post-Closing Surviving Corporation Dispute Notice, the Surviving Corporation and the Mesa Representative will have 10 days to use commercially reasonable efforts to amicably resolve the disputed items and determine the Net Debt Amount (excluding from the calculation of Net Debt Amount the Surviving Corporation Excluded Items). Any items so resolved will become final and binding on the Parties.

Resolution of Post-Closing Disputes by Independent Valuation Firm

If the Surviving Corporation and the Mesa Representative cannot resolve all disputed items, the remaining items will be referred to an Independent Valuation Firm. Each Party must submit a written position statement, and within 15 days, the Independent Valuation Firm must select either the Surviving Corporation’s or the Mesa Representative’s calculation of the Net Debt Amount (excluding the Surviving Corporation Excluded Items). The Independent Valuation Firm’s decision will be final and binding, and the costs will be borne by the non-prevailing Party.

Certain Material Breaches

Mesa’s failure to provide any of the material books and records referenced in Section 1.7 of the TPA or to timely deliver the Proposed Final Closing Statement, to the extent not cured within 10 days of written notice from United Airlines, shall constitute a material breach of the TPA giving United Airlines a right to terminate the TPA. If United Airlines elects not to terminate the TPA, United Airlines Obligations under Section 1.4 of the TPA will be delayed on a day-for-day basis until the following conditions have been satisfied: (x) such material breach has been cured and (y) the provisions in Section 1.7(a) through (j) (including associated time periods, including as needed to resolve any disputes) have been complied with following the date of such material breach.

The U.S. Treasury Loan

From the date of the execution of the TPA to no later than the Proposed Final Closing Statement Deadline, Mesa will be permitted to negotiate with the United States Department of the Treasury (the “Treasury”) and to enter into a binding, definitive agreement with the Treasury to reduce the amounts due under the UST Loan. All other amendments, modifications, waivers, or changes under the UST Loan than those that solely provide for a reduction in the amounts due will require the consent of each of United Airlines and Republic. Mesa’s actions with respect to the foregoing (pursuant to Section 1.8 of the TPA) will not delay the Closing, notwithstanding anything to the contrary in the TPA.

The Archer Agreements

Mesa, Mesa Airlines, and United Airlines are parties to several agreements with Archer Aviation Inc. (such agreements, the “Archer Agreements,” as defined in the TPA). Mesa is required to use reasonable best efforts to sell, assign, or transfer all obligations, liabilities, duties, rights, and similar undertakings under the Archer Agreements to one or more third parties (excluding any “related person” of Mesa or its Affiliates, except United Airlines and its Affiliates). This transfer must be completed as promptly as reasonably practicable following the date of the TPA and in any event before the Archer Deadline. The transfer must ensure that Mesa and its Affiliates have no further obligations under the Archer Agreements. The definitive transaction documentation must be presented to Republic in final form before execution and approved by Republic. Mesa is allowed to retain the Certification Archer Warrants beyond the Archer Deadline and sell them before the Proposed Final Closing Statement Deadline, provided there are no further obligations for Mesa or its Affiliates. United Airlines is expected to use commercially reasonable efforts to facilitate the disposition of the Archer Rights and Obligations but is not required to incur out-of-pocket expenditures. If Mesa breaches this obligation by selling only part of the Archer Rights and Obligations, it must remit all proceeds from such dispositions to United Airlines, except for proceeds from the sale of Certification Archer Warrants, which can be used to satisfy Mesa Obligations before the Closing.

If Mesa has not disposed of all Archer Rights and Obligations by the Archer Deadline (excluding Certification Archer Warrants), Mesa and United Airlines will use commercially reasonable efforts to either terminate the remaining Archer Rights and Obligations or have United Airlines assume them. This must be done as promptly as reasonably practicable following the Archer Deadline and no later than 30 days after the Archer Deadline, or July 3, 2025. The termination or assumption must ensure that Mesa and its Affiliates have no further obligations under the Archer Agreements. The definitive transaction documentation must be presented to Republic in final form before execution and approved by Republic. No additional consideration is required between Mesa and United Airlines for such assumption. For Certification Archer Warrants, the same terms apply, but the deadlines are adjusted to the Proposed Final Closing Statement Deadline and five days after that deadline, respectively.

Mesa and its Affiliates are prohibited from entering into new contracts with Archer or its Affiliates or amending the existing Archer Agreements without the prior written consent of United Airlines and Republic. However, Mesa may amend the Certification Archer Warrants without United Airlines’ and Republic’s prior consent solely to accelerate vesting of such warrants, provided it notifies United Airlines and Republic with advance notice of the execution and delivery of such agreement together with a copy of the agreement.

From and after the Closing, United Airlines will indemnify, defend, and hold harmless the Surviving Corporation and its Affiliates from all losses arising from the failure to satisfy the Archer Condition or any

United Triggering Event. This includes any obligation to purchase aircraft or make expenditures related to the Archer Rights and Obligations. The Surviving Corporation and United Airlines will use commercially reasonable efforts to satisfy the Archer Condition post-Closing. If the Surviving Corporation purchases aircraft under the Archer Rights and Obligations, it will transfer them to United Airlines for no additional consideration or provide United Airlines with exclusive use until the transfer can be effected. United Airlines will indemnify the Surviving Corporation for reasonable costs incurred in these actions.

On July 9, 2025, Mesa assigned, and United Airlines assumed, the Archer Rights and Obligations (excluding the Certification Archer Warrants).

In early August 2025, Mesa commenced the process for transferring the Certification Archer Warrants into an escrow for the benefit of the Pre-Closing Mesa Shareholders. In the event the Certification Archer Warrants vest after the Closing, the Certification Archer Warrants will be exercised, the underlying shares of Archer common stock will be sold in due course, and the proceeds from such sale will be distributed to the Pre-Closing Mesa Shareholders by the applicable escrow agent.

Under the TPA, none of the terms or conditions regarding the Archer Agreements will delay the Closing, and the Archer Condition shall not constitute a condition to the Closing.

Malta

Mesa Airlines and Flite Holdings Limited, a company incorporated in the Republic of Malta (“Flite”), are parties to the Malta JV Shareholders’ Agreement and Loan Agreement, between Flite, as borrower, and Mesa Airlines, as lender, each dated as of December 2, 2022, (together, the “Malta Agreements”). Promptly following the execution of the TPA, Mesa will use commercially reasonable efforts to ensure that as of the Proposed Final Closing Statement Deadline, (i) neither Mesa nor any of its Affiliates is any longer an equityholder in Flite or any of its Affiliates, and (ii) Mesa and its Affiliates have terminated their participation in the Malta JV Shareholders’ Agreement and all related agreements (including, but not limited to, the Malta Agreements) and commercial or other arrangements with Flite, its Affiliates and its and their respective direct or indirect equityholders, in each case of clauses (i) through (ii), in full and without any further obligations, duties, liabilities or similar undertakings of Mesa or any of its Affiliates (clauses (i) through (ii) together, the “Malta Condition”). Prior to execution of any agreements to terminate, Mesa shall present to Republic the final forms of such agreements for Republic’s review and approval. In taking action to fulfill the Malta Condition, neither Mesa nor any of its Affiliates shall make any payments of any fees, expenses, “profit or revenue sharing” payments, or other consideration (including increased or accelerated payments) or concede anything of monetary or non-monetary value to any person, including Flite, its Affiliates or its and their respective direct or indirect equityholders. However, Mesa will not be precluded from agreeing to forgive indebtedness owing to Mesa pursuant to prior loans from Mesa to Flite or any of its Affiliates or agreeing to sell its equity interest in Flite for an amount less than the amount invested in Flite by Mesa.

Disposition of the Shares

Mesa Representative Expense Fund Remainder

By no later than five Business Days prior to the Share Settlement Date (as defined below), the Mesa Representative shall deliver to United Airlines and the Surviving Corporation a good faith written estimate of the amount of cash, if any, that will be remaining in the Mesa Representative Expense Fund following the completion of the Mesa Representative’s responsibilities under the TPA, or the Mesa Representative Expense Fund Remainder.

Disposition of Shares to United Airlines

If the Net Debt Amount is a positive number (such positive number, the “United Entitlement”), then, no later than two Business Days following the later of the 60th calendar day following the Closing and the date the Net Debt Amount is determined (such later date, the “Share Settlement Date”), United Airlines will deliver to the Mesa Representative and the Surviving Corporation a statement (the “United Notice”) setting forth the number of Shares (the “United Shares”) whose aggregate dollar value (based on the Surviving Corporation Stock Value), when combined with the aggregate dollar value of the dividends to date on the United Shares (whether accrued and paid or accrued but unpaid), is equal to the United Entitlement. However, if the combined aggregate dollar value of the United Shares and the dividends to date on the United Shares is less than the United Entitlement, then all of the Shares will constitute United Shares.

The Mesa Representative and the Surviving Corporation will have two Business Days to review and comment on the United Notice. Following the end of the two Business Day period, the United Notice will become final and binding absent an error in the calculation of the number of United Shares, United Airlines, and the Mesa Representative will deliver joint written instructions to the Exchange Agent to transfer the United Shares and all associated dividends to United Airlines, and the Mesa Representative will wire transfer to United Airlines cash in an amount equal to the Mesa Representative Expense Fund Remainder.

Disposition of Shares to the Surviving Corporation

If (A) there are any Remaining Shares following the disposition of Shares to United Airlines and (B) the sum of (x) the Malta Amount plus (y) the Net Debt Amount as finally determined pursuant to Sections 1.7(k) through (m) of the TPA (but excluding from the calculation of Net Debt Amount the Surviving Corporation Excluded Items) is greater than the Net Debt Amount determined in accordance with Sections 1.7(c) through (i) of the TPA (but excluding from the calculation of Net Debt Amount the Surviving Corporation Excluded Items) (such excess, the “Surviving Corporation Entitlement”), then, by no later than two Business Days following the later of (A) the disbursement of United Shares and (B) the finalization of the Net Debt Amount, the Surviving Corporation shall deliver to the Mesa Representative a statement (the “Surviving Corporation Notice”) setting forth the number of Shares (the “Surviving Corporation Shares”) whose aggregate dollar value (based on the Surviving Corporation Stock Value), when combined with the aggregate dollar value of the dividends to date on the Surviving Corporation Shares (whether accrued and paid or accrued but unpaid), is equal to the Surviving Corporation Entitlement.

The Mesa Representative will have two Business Days to review and comment on the Surviving Corporation Notice. Following the end of the two Business Day period, the Surviving Corporation Notice will become final and binding absent an error in the calculation of the number of Surviving Corporation Shares and the Surviving Corporation and the Mesa Representative will deliver joint written instructions to the Exchange Agent to transfer the Surviving Corporation Shares and all associated dividends to the Surviving Corporation.

Disposition of Shares to Pre-Merger Mesa Shareholders

If there are any remaining Shares following the completion of the dispositions to United Airlines and the Surviving Corporation (any such remaining Shares, the “Remaining Shares”), then the Surviving Corporation will promptly deliver written instruction to the Exchange Agent to transfer the Remaining Shares and all associated dividends to the Pre-Merger Mesa Shareholders, on a pro rata basis in accordance with their respective holdings of shares of Mesa common stock as of immediately prior to the Effective Time. The Surviving Corporation, the Mesa Representative, and the Exchange Agent will reasonably cooperate with each other to consummate such transfer, including by developing reasonable procedures with respect thereto and completing all required documentation with respect thereto.

United Airlines and the Surviving Corporation will have the right to rely conclusively on the list of Pre-Merger Mesa Shareholders, including each such holder’s respective holdings of shares of Mesa common stock, delivered to them by the Mesa Representative pursuant to the terms of the TPA, without any obligation to independently review or confirm.

United Airlines Debt Forgiveness and No Further Recourse for United Airlines Beyond the United Shares

Upon the later of the Closing and the finalization of the Net Debt Amount, United Airlines agrees to forgive, extinguish, and release all the debt that Mesa owes to United Airlines, and all obligations thereunder of United Airlines, Mesa and their respective Affiliates (including, from and after the Closing, the Surviving Corporation, and its Affiliates) will be permanently terminated and released.

Except as otherwise provided in the TPA, United Airlines agrees that its entitlement to receive shares of the Surviving Corporation’s common stock will be United Airlines’ and its affiliates’ sole and exclusive source of recovery for any and all claims that it has or may have in respect of the Mesa Obligations or any liabilities or obligations that constitute United Debt, and neither it nor any of its affiliates will have any entitlement to receive cash in order to satisfy any Mesa Obligations or any liabilities or obligations that constitute United Debt, including any cash proceeds from Pre-Closing Assets Sales.

Indemnification

From and after the Closing, United Airlines will, subject to the indemnity procedures described below, indemnify the Surviving Corporation, its Affiliates, and its and their respective directors, officers, employees, agents, successors, and assigns from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs, and expenses (including attorneys’ fees, costs, and other out-of-pocket expenses incurred in investigating, preparing, or defending the foregoing) (collectively, “Losses”) to the extent arising out of, relating to or resulting from any claim or cause of action (whether direct, class, derivative or otherwise) by or on behalf of any Pre-Merger Mesa Shareholder with respect to (i) the disposition of the Shares, and (ii) the United Airlines debt forgiveness as described above, in each case, except to the extent such claims arise from the issuance and disbursement of the Surviving Corporation Shares or the Surviving Corporation’s breach of the TPA, bad faith, or fraud (such exclusions, the “Indemnity Exclusions”). The parties agree that the immediately preceding indemnity is not intended to, and will not be construed to, indemnify the Surviving Corporation and its other indemnitees for any claim or cause of action arising with respect to (i) the Merger (including but not limited to any claim or cause of action arising from disclosures relating to the Merger or the exercise of fiduciary duties relating to the Merger), or (ii) the terms of the TPA or the consideration received in connection therewith by any person (other than as such terms or consideration may relate to a claim for which indemnity is provided as described in the prior sentence, subject to the Indemnity Exclusions).

Asset Sales

Prior to the Closing, Mesa will use its reasonable best efforts to sell:

•

All of the Eligible Assets to one or more third persons pursuant to binding, definitive purchase agreements, provided that the form and substance of each such purchase agreement will be customary to such transactions and will otherwise satisfy all of the Asset Sale Conditions; and

•

Subject to the terms surrounding the Archer Agreements, all of the Equity Interests pursuant to one or more binding definitive purchase agreements; provided, that each such binding purchase agreement will impose no post-Closing obligations whatsoever on United Airlines, Mesa, Republic, the Surviving Corporation, or any of their respective affiliates and will otherwise be subject to the prior written consent of Republic (not to be unreasonably withheld, conditioned, or delayed).

Any such sales, collectively, constitute the “Pre-Closing Assets Sales.” The Pre-Closing Assets Sales must be consummated prior to the Closing, any sales of the Archer Rights and Obligations must be completed in compliance with the terms described above under the subsection titled “The Archer Agreements”, and any sales of the Flite Holding Shares must be completed in compliance with the terms described above under the subsection titled “Malta”.

Republic will have no consent rights with respect to the purchase prices for the Eligible Assets. Mesa is obligated to apply all proceeds from the Pre-Closing Assets Sales to the repayment of outstanding debts related to the Eligible Assets and any costs, obligations, losses, premiums, penalties, or expenses required to be incurred in connection with reducing such obligations. To the extent that there are surplus proceeds, such proceeds will be applied to satisfy any remaining Mesa Obligations. Mesa is required to promptly provide reasonable updates and documentation to United Airlines and Republic upon the achievement of any material milestones regarding the Pre-Closing Assets Sales.

Prior to the Closing, Mesa will not sell, lease, transfer, or otherwise dispose of or encumber (other than with any Permitted Lien), any Non-Eligible Assets, as defined in the TPA, nor will Mesa agree, resolve, authorize, or enter into any contract or commitment to do any of the foregoing. This restriction will not apply to Mesa’s sale of the Equity Interests. Mesa will use its reasonable best efforts to ensure that, as of the Proposed Final Closing Statement Deadline, there is a Qualifying Appraisal with respect to the Class A Eligible Assets and the Appraisal ERJ Part Assets, as each are defined in the TPA.

No later than five days following the final determination of the Net Debt Amount, United Airlines will elect whether to acquire title to each Class A Eligible Asset that is not, as of the Proposed Final Closing Statement Deadline, subject to a binding definitive purchase agreement providing for the sale therefor (each, a “Transferable Asset”), from Mesa or the Surviving Corporation (as applicable) at or promptly after the Closing, or to transfer such assets to the Liquidator. If United Airlines fails to make an affirmative election, United Airlines will be deemed to have elected to acquire title to such Transferable Assets from Mesa or the Surviving Corporation (as applicable). Following receipt of notice of United Airlines’ elections, Mesa, or the Surviving Corporation, as applicable, will transfer the Transferable Assets to United Airlines or the Liquidator, as applicable. Any proceeds from the sale of these assets by the Liquidator will go to United Airlines. United Airlines will reimburse the Surviving Corporation for any reasonable and documented costs and expenses incurred and all transfer taxes to be borne by the Surviving Corporation resulting from the sale of assets to United Airlines or the Liquidator, as applicable.

From and after the Closing, the Surviving Corporation will use commercially reasonable efforts to sell to all of the Eligible Assets that are subject to a Qualifying Agreement to one or more third parties. The Surviving Corporation will promptly remit any and all proceeds that it receives from such sales (net of the Surviving Corporation’s reasonable and documented out-of-pocket costs and expenses incurred in connection with such sales and all resulting transfer taxes to be borne by the Surviving Corporation) to United Airlines. The Surviving Corporation will promptly provide reasonable updates and documentation to United Airlines upon the achievement of any and all material milestones regarding the sales of the assets.

Where any Eligible Asset that is subject to a binding agreement for sale at Closing, ceases to be under such an agreement post-Closing, the Surviving Corporation will be required to transfer the asset to United Airlines promptly, and United Airlines must reimburse the Surviving Corporation for any reasonable and documented out-of-pocket costs incurred in the transfer.

Certain Reimbursements for Pilot Training

Pursuant to the terms of the TPA, United Airlines will provide the Surviving Corporation with certain reimbursements for pilot training that occurs during a specified period after the Closing. The Surviving Corporation will provide United Airlines with a certified list of pilots meeting the conditions set forth in Section 3.1 of the TPA (the “Subject CRJ Pilots”), including the condition that the pilot is employed by the Surviving Corporation or its affiliates, is qualified to operate CRJ-900 aircraft or is training to operate CRJ-900 aircraft if not an active pilot, and is not qualified to operate E175 aircraft. Any Subject CRJ Pilot who commences training to become qualified to operate E175 aircraft during the period commencing on the Closing Date and ceasing on the 180th day thereafter is a “Subject E175 Certified Pilot.” For each Subject E175 Pilot, who the Surviving Corporation provides reasonable supporting documentation meets the criteria to be considered such, United Airlines will pay the Surviving Corporation a “Pilot Training Payment” a set fee. If a Subject E175 Certified Pilot commences training to become qualified to operate E175 aircraft prior to the Closing Date, the amount of the Pilot Training Payment payable will be adjusted (according to the formula set forth in Section 3.2(a) of the TPA) to reflect the portion of the training period that occurs after the Closing.

Representations and Warranties of the Parties

The TPA contains representations and warranties made by each of Mesa, Republic, and United Airlines relating to a number of matters; these representations include, without limitation the following:

•	corporate matters, including due organization and good standing;

•	authority relative to the execution and delivery of the TPA and the transactions contemplated thereby;

•	absence of conflicts with, or violations of, organizational documents, or other obligations as a result of performance of the TPA; and

•	required filings and consents.

With respect to Mesa only, these representations also include:

•	correct and complete documentation relating to the Pre-Closing Assets Sales;

•	the representations and warranties delivered to Republic in Article IV of the Merger Agreement are true and correct as of the date of the TPA; and

•	pilots employed by Mesa and their qualifications.

With respect to United Airlines only, these representations also include:

•	no United Triggering Events have occurred nor are currently contemplated.

With respect to Mesa and Republic to United Airlines only, these representations also include:

•

the consulting services to be provided by Mesa’s departing executive officers are, to Mesa and Republic’s reasonable belief and estimation, necessary and to the Merger’s success, and the fees to be paid under the terms of the consulting agreements are reasonable and it is intended that the Surviving Corporation will only pay such fees to the extent such services are delivered and the consulting agreements are complied with.

Tax Indemnification

Under the TPA, United Airlines has certain indemnification obligations towards the Surviving Corporation and its subsidiaries from and against all liabilities for Indemnified Taxes. “Indemnified Taxes” means any and all out-of-pocket Taxes that Mesa, its Subsidiaries or the Surviving Corporation are required to pay that are solely attributable to the transactions contemplated by the TPA but do not include any Taxes with respect to a subsequent taxable year that arise from the use of a tax asset or tax attribute in the taxable year of such transaction or transactions. The indemnification period extends from the Closing Date until the sixth anniversary of the Closing Date.

The Surviving Corporation or its Subsidiaries must notify United Airlines of any claim for Indemnified Taxes at least 30 days before the due date for filing the relevant Tax Return and shall provide United Airlines sufficient information to support the claim. If United Airlines objects to the claim, the parties will use commercially reasonable efforts to resolve the dispute. If unresolved, the matter will be referred to an independent accounting firm for determination. United Airlines will pay any resulting Indemnified Taxes within five days following the determination of the independent accounting firm. Subject to exceptions in the TPA, neither the Surviving Corporation nor any of its Subsidiaries will amend, refile, or otherwise modify any Tax Return if the effect of such action would reasonably be expected to increase the amount of Indemnified Taxes.

If a claim for Indemnified Taxes arises in connection with a Tax Audit, the Surviving Corporation or its Subsidiaries must provide notice of such claim to United Airlines as soon as reasonably practicable following the identification of such claim or potential claim for Indemnified Taxes. The Surviving Corporation and its Subsidiaries, as applicable, will control the conduct of any Tax Audit in respect of an Indemnified Tax but must keep United Airlines reasonably informed and allow United Airlines to review and comment on written submissions at its own expense. The Surviving Corporation or its Subsidiaries can settle or resolve the Tax Audit at their discretion but must notify United Airlines and consider United Airlines’ reasonable requests before agreeing to any settlement or resolution that would require United Airlines to make a payment.

Lock-Up; Registration Rights

Mesa and Republic are required to use their respective commercially reasonable efforts to negotiate with certain designated stockholders of Republic to provide that, effective as of the Closing, there will be a customary lock-up agreement (not to exceed 180 days in duration) in place between the Surviving Corporation, on the one hand, and each such stockholder, on the other hand. The actual entry into such lock-up agreements is not a condition to the Closing.

As promptly as reasonably practicable following the execution of the TPA, the parties (other than the Mesa Representative) are required to use reasonable best efforts to draft a customary registration rights agreement providing United Airlines with registration rights no less favorable to United Airlines than the registration rights contained in Republic’s Stockholders Agreement, by and among Republic and certain of Republic’s shareholders, and to cause the Surviving Corporation to (and United Airlines shall cause itself or its applicable affiliates to) enter into such agreement effective as of the Closing. Prior to and at the Closing, none of the Surviving Corporation, Mesa and Republic shall grant any shareholder rights with regard to the Surviving Corporation (including without limitation as to board representation, board observers, information rights, consent rights, advance notice rights, or registration rights, etc.) to any person other than United Airlines, in each case unless prior to or at the Closing the Surviving Corporation grants to United Airlines equivalent (or superior) rights (including, if applicable, in the Registration Rights Agreement or in an amendment thereto reflecting the grant of such additional rights to United Airlines).

Public Announcements

Each Party agrees not to issue any press release, public announcement, or statement regarding the TPA or the transactions contemplated thereby without the consent of the other parties (other than the Mesa Representative). This consent should not be unreasonably withheld, conditioned, or delayed. However, if a public announcement or regulatory filing is necessary to comply with applicable laws or stock exchange rules and following commercially reasonable efforts to obtain consent from the other parties (other than the Mesa Representative), obtaining prior consent would prevent timely dissemination to comply with such laws or stock exchange rules, the party making the announcement will not be in violation of the TPA. In all instances, each party will provide prompt prior notice of any press release, public announcement, or statement to the other parties and give a reasonable opportunity to review and comment prior to such press release, public announcement, or statement becoming public.

However, responses to press inquiries, analyst questions, investor communications, industry conference statements, or internal employee announcements, will not be prohibited as long as they are consistent with previous joint or approved public releases and do not reveal material nonpublic information. The provisions in the preceding paragraph do not apply to public announcements solely concerning Mesa and its Affiliates or Republic and its Affiliates. United Airlines has no rights or remedies under the TPA if the announcements do not disclose details related to United Airlines. The above covenants survive until the Closing and, if the TPA is terminated, continue for 18 months post-termination regarding announcements about the termination and its circumstances (the “End Date”). After this period, the covenants become null and void, except for any breaches occurring before the End Date.

Indemnity Procedures

Notification and Defense of Claims

For a Surviving Corporation Indemnitee to be entitled to indemnification for specified Indemnified Claims, such Indemnitee must notify United Airlines in writing of the Claim, detailing the facts and estimated amount of Losses, within 30 days of receiving notice of the Claim. However, failure to notify United Airlines promptly does not relieve United Airlines of its obligations unless United Airlines is prejudiced by the delay. United Airlines has the right to participate in the defense of any Claim and, upon written notice within 30 days of the Indemnitee’s notification, may assume the defense with chosen counsel. If United Airlines assumes the defense, it is not liable for the Indemnitee’s legal expenses. Indemnitees can participate in the defense at their own expense and must cooperate with United Airlines.

Cooperation and Settlement

Indemnitees must cooperate with United Airlines in the defense of Claims, including providing relevant records and making employees available. Indemnitees cannot admit liability or settle Claims without United Airlines’ consent. United Airlines can settle Claims without Indemnitee consent if the settlement involves only monetary damages covered by indemnification, includes a full release, and does not admit fault. Indemnitees and United Airlines must cooperate to mitigate or resolve any claim or liability for which United Airlines is obligated to indemnify Indemnitees, including making reasonable efforts to reduce or settle the claim after gaining knowledge of it.

In any dispute over indemnification entitlement, the non-prevailing party must reimburse the prevailing party for reasonable costs and expenses, including legal fees, incurred in connection with the dispute.

Limitations

United Airlines’ total indemnity obligations under the TPA are capped at an aggregate of $6,000,000. The amount of any indemnification claim will be reduced by any insurance proceeds actually recovered by the Indemnitees, less the cost to collect such proceeds and any related premium adjustments. Indemnitees’ sole and exclusive remedy for any claims related to Indemnified Claims is through the foregoing indemnification provisions. Indemnitees waive any other rights or claims for damages against United Airlines related to these Claims.

Termination of the TPA

Pursuant to the Merger Agreement, the Merger is conditioned on the TPA being executed and the transactions contemplated therein being consummated. The TPA will automatically terminate if the Merger Agreement is terminated prior to the Closing. United Airlines will have the right to terminate the TPA at any time following a United Conditions Precedent Failure. In addition, United Airlines will have the right to terminate the TPA prior to the Closing under the following conditions:

(i)

the Net Debt Amount in the Final Closing Statement is greater than $60,000,000, upon delivery of written notice to Mesa and Republic no later than five Business Days following the date that the Proposed Estimated Net Debt Amount becomes the Net Debt Amount;

(ii)

the Net Debt Amount as revised is greater than $60,000,000, upon delivery of written notice to Mesa and Republic no later than five Business Days following the date that any adjustments to the Net Debt Amount have been finalized; or

(iii)

(A) any material breach of any representation or warranty delivered to United Airlines by the Parties pursuant to the TPA (other than those with respect to the consulting services); provided that, termination of the TPA with respect to a breach of Mesa’s representation and warranty to United Airlines that all representations and warranties delivered to Republic pursuant to the Merger Agreement are true and correct as if delivered to United Airlines under the TPA as of the date of the TPA will only be permitted if such breach would cause certain specified representations and warranties of Mesa pursuant to the Merger Agreement to not be true and correct, subject to applicable materiality qualifiers, or (B) any material breach of any covenant or agreement of Mesa, Mesa Airlines, or Republic contained in the TPA (other than certain covenants and agreements with respect to the Archer Agreements and Malta); provided, however, that, for any such breach that is curable, United Airlines may only terminate the TPA pursuant to this clause (iii) if and when United Airlines has first provided Mesa and Republic with written notice of the applicable breach and Mesa, Mesa Airlines, or Republic (as applicable) has not fully cured such breach within 30 days following receipt of such notice; provided, further, that with respect to any breach of certain specified representations and warranties regarding pilots, such breach will be deemed fully cured if Mesa delivers to United Airlines and Republic, an updated, correct, and complete version of the required schedule setting forth a list of each pilot employed by Mesa or any of its affiliates that meet certain specified criteria, within 30 days following receipt by Mesa of notice that the prior version of such schedule was inaccurate.

If the TPA is properly terminated by United Airlines pursuant to clause (i) or (ii) of the preceding paragraph, United Airlines must reimburse Republic for its documented out-of-pocket expenses (including attorneys’, bankers’, consultants’, and other third party advisors’ fees and expenses) incurred by it in connection with its evaluation, negotiation or consummation of the transactions contemplated by the Merger Agreement, the TPA or any ancillary agreement (whether incurred before or after the date of the TPA), up to $5,000,000 or $3,000,000, respectively. If the Utilization Condition is satisfied at the time of termination, Mesa must reimburse United Airlines for the amounts paid to Republic. The Utilization Condition (as described in more detail in the TPA) is an operational performance metric that is met if the Utilization Rate Average is equal to or greater than 9.0, as determined by dividing the number of scheduled block hours by the total number of Active Covered Aircraft, adjusted for various factors such as pilot availability, fleet health, and operational performance over the Utilization Test Period. If the Utilization Condition is not satisfied at the time of termination, United Airlines must reimburse Mesa for its documented out-of-pocket expenses up to the same respective amounts. Republic’s entitlement to expense reimbursement is not impacted by whether or not Mesa reimburses United Airlines.

EQUITY COMPENSATION PLAN INFORMATION

Republic Equity Compensation Plan Information

The following table sets forth certain information with respect to the equity compensation plans maintained by Republic as of December 31, 2024.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)(3)
Equity compensation plans approved by security holders	37,265	—	33,530
Equity compensation plans not approved by security holders	—	—	—

(1)	Includes unvested performance-based vesting RSUs outstanding under Republic’s 2020 Omnibus Incentive Plan, which RSUs, for purposes of this column, are assumed to be payable at 187.5% of target.
(2)	As of December 31, 2024, no options or other exercisable awards were outstanding under Republic’s 2020 Omnibus Incentive Plan.
(3)	Consists of 33,530 shares available under Republic’s 2020 Omnibus Incentive Plan.

Mesa Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of September 30, 2024. All outstanding awards relate to our common stock.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column (a)) (c)
Equity compensation plans approved by security holders	5,318,542	$—	113,353	(2)(3)
Equity compensation plans not approved by security holders	—	—	—

Total	5,318,542	$—	113,353	(2)(3)

(1)	As of September 30, 2024, we had 5,318,542 shares of restricted stock unit awards issued to certain of our employees and directors under our 2018 Plan.
(2)

The number of securities remaining available for future issuance in column (c) consists of 113,353 shares of common stock authorized and available for issuance under our 2018 Plan prior to the annual 1% increase.

(3)

The number of shares authorized for issuance under our 2018 Plan are subject to an annual increase. Subject to adjustment as described in our 2018 Plan, the maximum aggregate number of shares of common stock that may be issued under our 2018 Plan will be cumulatively increased on January 1, 2020 and on each subsequent January 1 through and including January 1, 2028, by a number of shares equal to the smaller of (a) 1% of the number of shares issued and outstanding on the immediately preceding December 31, or (b) an amount determined by our Board. Subsequent to the September 30, 2024 fiscal year end, and in connection with the 2018 Plan’s annual increase, our Board approved a 1% increase for fiscal 2024.

REPUBLIC EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) provides a description of Republic’s compensation philosophy and programs for each of its named executive officers for 2024 who will serve as an executive officer of the Surviving Corporation following the completion of the Merger (the “NEOs”), as determined by Republic’s Compensation Committee. Republic’s Compensation Committee is responsible for overseeing the compensation paid to its NEOs. Bryan Bedford, Republic’s Chief Executive Officer, as of December 31, 2024, is not included as an NEO herein because he will not serve as an executive officer of the Surviving Corporation following the completion of the Merger. Mr. Bedford was nominated to serve as Administrator of the FAA and thereby terminated his employment with Republic effective July 1, 2025. David Grizzle, the current Chief Executive Officer and Chairman of the board of directors of Republic, is not included as an NEO herein because he was not an executive officer of Republic during 2024. See “Director Compensation” below for information regarding the compensation paid to Mr. Grizzle in 2024 in his capacity as a member of the board of directors of Republic.

Republic’s compensation program is designed to attract, retain, and reward capable employees who can contribute to its future success, principally by linking performance-based compensation with the attainment of key business objectives. The fundamental objective of Republic’s current executive compensation program is to motivate and retain executives with talent, experience, and expertise and to reward actions that will align with the creation of long-term stockholder value.

This CD&A reflects decisions made by the Compensation Committee prior to the Merger and may not be reflective of decisions to be made by the Surviving Company’s Compensation Committee following the Merger.

Compensation Philosophy

Performance-based compensation and a strong alignment to stakeholder interests are key elements of Republic’s compensation philosophy. Accordingly, Republic’s NEO compensation program is designed to provide competitive compensation, support its strategic business goals, retain critical talent, and reward strong performance. This compensation program reflects the following principles:

•	compensation should encourage operational excellence and the creation of long-term stakeholder value;

•	compensation programs should reflect and promote Republic’s values and reward achievement of specific business goals;

•	compensation programs should enable Republic to attract and retain highly qualified professionals; and

•

all compensation policies and all compensation decisions should be designed to reward employees, including the NEOs, who have demonstrated the capacity to contribute to Republic’s financial and competitive performance, thereby creating stakeholder value.

Implementing Republic’s Philosophy

The Compensation Committee makes compensation decisions after reviewing the performance and strategic goals of Republic and carefully evaluating an executive’s individual performance during the year against established goals, leadership qualities, operational performance, business responsibilities, current compensation arrangements, and potential to enhance stakeholder value. Specific factors affecting compensation decisions for the NEOs include:

•	Republic’s goal of creating and maintaining a culture of safety and operational performance;

•	Republic’s goal of retaining and incentivizing executives to create value for its stakeholders;

•	the nature, scope, and level of the executive’s responsibilities;

•	Republic’s overall operational performance and profitability, measured by its end-of-year and year- to-year financial and operational data;

•	the executive’s individual performance; and

•	the compensation levels of executive officers at Republic’s peer group companies.

Republic takes into account the following mix of financial, operational, and strategic related data in setting performance goals for its NEOs’ annual and long-term incentive compensation programs:

•	pre-tax income;

•	controllable completion factor (“CCF”);

•	controllable on-time departure (“CD-0”);

•	aircraft block hour production;

•	strategic associate initiatives that Republic believes drive engagement and retention; and

•	strategic workforce development initiatives and other strategic initiatives.

Republic seeks to achieve an appropriate mix between cash compensation, short and long-term annual incentives, and performance linked equity awards in order to meet its objectives. Republic’s mix of compensation elements is designed to help it recruit and retain talent, reward recent results, and motivate long-term performance. Republic also seeks to balance compensation elements that are based on financial, operational, and strategic related measures. Republic’s goal is to motivate its NEOs to deliver superior long-term performance and to retain their services with Republic on a competitive basis.

The table below shows the total annual compensation mix for Republic’s NEOs for 2024 based on target awards for 2024. As shown in the table, a substantial majority of 2024 targeted pay for its NEOs is “at risk” based on Republic’s performance.

		At Risk
	Based Salary	Annual Incentive	Long-term Incentive
NEO Total Direct Compensation	27%	23%	50%

Role of the Compensation Committee and Management

The Compensation Committee reviews all elements of Republic’s executive compensation program. Republic’s management, through its Chief Executive Officer, provides the Compensation Committee with recommendations regarding the annual incentive compensation of all other NEOs so the Compensation Committee can review and approve any payouts for the prior fiscal year or make changes to the annual incentive plan for the performance period beginning in the current fiscal year, which includes the performance goals and weightings for Republic’s NEOs. The Compensation Committee believes that management’s insight into Republic’s business as well as their experience in the airline industry combine to provide a valuable resource to the Compensation Committee with respect to its executive compensation arrangements. Management analyzes Republic’s overall safety, operational performance, and profitability using operational, financial, and associated related measures to provide a basis for its recommendations regarding executive compensation. The Chief Executive Officer reviews the performance of the other NEOs and recommends compensation based on such review. The Chairman of the Board reviews the performance of the Chief Executive Officer and recommends compensation based on such review. The Compensation Committee consults with its independent compensation consultant and analyzes market data and compensation trends and may request additional information and analysis and ultimately determines in its discretion whether to approve any recommended changes in compensation. These determinations are made by Republic’s Compensation Committee based on its own analysis and judgment.

As part of its oversight of the executive compensation program, the Compensation Committee considers the impact of the executive compensation program and the incentives created by the compensation awards that it administers on Republic’s risk profile. In addition, the Compensation Committee reviews all of Republic’s compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk. Based on this review, the Compensation Committee has concluded that Republic’s compensation policies and procedures are not reasonably likely to have a material adverse effect on Republic.

Compensation Consultant and Custom Peer Group

The Compensation Committee has engaged Exequity, LLP (“Exequity”) as its independent outside compensation consultant to assist in designing the current executive compensation programs for 2024 and provide advice about whether Republic’s executive compensation programs are generally consistent with its compensation philosophy and aligned with stakeholder interests and with evolving best practices for similarly situated companies. Exequity representatives report directly to the Compensation Committee and assist the Compensation Committee in executive compensation data analysis and assessments of market data and compensation trends relevant to the setting of executive compensation levels.

Part of this analysis and assessment included a review and consideration of Republic’s NEOs’ compensation relative to the competitive peer group’s compensation. The competitive peer group for 2024 consists of the following companies:

• AAR Corp.	• GATX Corporation

• Air Lease Corporation	• Hawaiian Holdings, Inc.

• Air Transport Services Group, Inc.	• Hub Group, Inc.

• Allegiant Travel Company	• Mesa Air Group, Inc.

• ArcBest Corporation	• RXO, Inc.

• Chorus Aviation Inc.	• SkyWest, Inc.

• Forward Air Corporation	• Spirit Airlines, Inc.

• Frontier Group Holdings, Inc.	• Sun Country Airlines Holdings, Inc.

• Werner Enterprises, Inc.

To better inform the development of compensation programs that retain and attract executive talent with industry-specific knowledge, the Compensation Committee selected a peer group of companies that include similar airline companies and travel and transportation industry peers that Republic competes with for executive talent with industry-specific knowledge and experience. Additionally, the peer group companies were selected to represent a range of revenues and scope of operations relevant to Republic’s business. In developing Republic’s compensation program, the Compensation Committee does not target a specific pay level relative to the peer group, but rather focuses on the practices at the peer group. The Compensation Committee relies on its judgment in determining appropriate compensation programs and assessing the reasonableness of such programs based on the factors described herein and any unique considerations relevant to Republic.

In setting 2024 compensation, the Compensation Committee reviewed the range of base salary, annual bonus, long-term incentive grant values, annual equity grant, and the combined total of these and other elements of compensation of persons holding the same or similar positions at the peer group based on recent market data available.

Elements of Compensation

The following table summarizes the material elements and objectives of Republic’s 2024 compensation program for its NEOs:

Type	Component	Objective
Fixed	Base salary	Provide reasonable and market-competitive fixed pay reflective of an executive’s role, responsibilities, and individual performance

	Benefits and perquisites	Provide market competitive benefits and perquisites that reflect airline industry and best practices

Performance-based/“At-risk”	Annual short-term incentive award	Drive achievement of annual corporate goals, financial, operational, and strategic related performance that is consistent with pre-established performance criteria

	Annual and one-time long-term incentive awards	Focus on drivers of long-term value creation and attract and retain executive talent

Base Salary

Republic reviews the amount of its NEOs base salaries annually and pays its NEOs a base salary in order to remain competitive in the market. In determining the amount of base salary of Republic’s NEOs for 2024, the Compensation Committee, with advice from its independent compensation consultant considered competitive trends, general economic conditions, the compensation level of similarly situated executives at Republic’s peer group companies, and several factors relating to the executive, including the performance of the executive, the level of his experience and ability, and his knowledge of his job. Based on these considerations, the Compensation Committee approved the base salary of each of Messrs. Koscal, Allman, Kinstedt, and Pulley for 2024 as follows, respectively: $500,000, $486,000, $486,000, and $425,000.

Annual Short-Term Incentive Awards

In order to incentivize performance consistent with Republic’s annual operational, financial, and strategic priorities, the Compensation Committee has determined that a substantial portion of each NEO’s compensation will be in the form of a performance-based, annual “at risk” short-term incentive award. The performance period for the annual short-term incentive program (“AIP”) is the full fiscal year.

The 2024 target annual short-term incentive opportunity for each of Messrs. Koscal, Allman, Kinstedt, and Pulley was as follows, respectively: $500,000, $388,800, $388,800, and $340,000.

Performance metrics. These annual short-term incentive awards are conditioned on the achievement of specific annual operational, financial, and strategic performance goals established by the Compensation Committee in consultation with management. In establishing the metrics for the 2024 AIP, the Compensation Committee selected performance metrics that were aligned with Republic’s strategic objectives, including creation of stakeholder value, demonstrated operational reliability, and investment in its associates. The 2024 AIP included the operational performance measures of controllable completion factor (CCF) weighted 40% and controllable on time departure (CD-0) weighted 20%; the financial performance measures of pre-tax income weighted at 30%; and the strategic performance measure of achievement of strategic flight plan initiatives weighted at 10%.

The approved performance metrics and goals for 2024 were as follows:

2024 AIP Program

Performance Measure	Performance Levels		Actual Performance	Award Earned
Operational
CCF (weighted 40%)	Threshold	99.40%	99.99%	200%
	Target	99.60%
	Maximum	99.90%
CD-0 (weighted 20%)	Threshold	89.00%	94.35%	200%
	Target	91.00%
	Maximum	93.00%
Financial
Pre-Tax Income (weighted 30%)	Threshold	$34.4M	$93.0M	200%
	Target	$52.4M
	Maximum	$70.4M
Strategic
Achievement of Strategic Flight Plan Initiatives (weighted 10%)	Threshold Target Maximum	2 of 5 metrics 3 of 5 metrics 5 of 5 metrics	5 of 5 metrics	200%

Actual 2024 Short-Term Incentive Payout

Republic’s performance with respect to each of these metrics resulted in the following annual short-term incentive award payout amounts for the year ended December 31, 2024 for each of the NEOs, respectively, and are reported in the “Non-Equity Incentive Compensation” column of the Summary Compensation Table:

Name	2024 Target AIP Award	Actual Performance	2024 AIP Payout Amount
Mr. Koscal	$500,000	200%	$1,000,000
Mr. Allman	$388,800	200%	$777,600
Mr. Kinstedt	$388,800	200%	$777,600
Mr. Pulley	$340,000	200%	$680,000

Long-Term Incentive Awards

Since 2017, the Compensation Committee has made annual awards under a cash-based long-term incentive program (“LTI”) to drive long-term performance, encourage retention, and align the NEOs’ interests with Republic’s strategic objectives and the interests of Republic’s stakeholders.

The annual long-term incentive award includes both a performance-based and a retention-based component. The performance-based component has a three-year performance period beginning January 1 of the applicable year and is earned and paid out thereafter based on achievement of the established performance metrics. The retention-based component vests in equal annual installments over the three-year period beginning January 1 of the applicable year, in each case provided Republic achieves positive pre-tax income in the fiscal year ending as of the vesting date.

The NEO must be employed on the vesting date to earn the cash award unless entitled to accelerated vesting as further described below in “—Termination of Employment and Change-in-Control Arrangements.”

2024 LTI Program

In 2024, the Compensation Committee granted annual long-term cash-based awards with a target incentive earning opportunity for each of the NEOs as follows:

	2024 Target LTIP Award Opportunity
Name	Performance- Based	Retention- Based
Mr. Koscal	$500,000	$500,000
Mr. Allman	$449,550	$449,550
Mr. Kinstedt	$449,550	$449,550
Mr. Pulley	$340,000	$340,000

Performance Metrics

For the performance-based portion of the annual cash-based LTI, the Compensation Committee selected performance measures designed to reward the NEOs when they achieve key goals that contribute to the creation of stockholder value over the long-term. For 2024, the Compensation Committee approved the following metrics for the three-year performance period ending December 31, 2026: (1) cumulative controllable completion factor performance over the three-year period, weighted at 60%; and (2) average daily aircraft utilization hours, measured in annual targets over the three-year period, weighted at 40%.

Actual Earned Long-Term Incentive Cash-Based Award Payout

Republic earned positive pre-tax income for 2024, therefore the performance-based portion of the 2022 annual long-term incentive award vested and was earned as of December 31, 2024. The 2022 LTI award included two metrics weighted equally at 50% each: (i) the cumulative operational performance measure of CCF; and (ii) the financial performance measure of pre-tax income measured in three one-year periods over the three-year performance period ending December 31, 2024. Each of Messrs. Koscal, Allman, Kinstedt, and Pulley earned the following amounts, respectively: $1,229,050, $1,026,250, $1,026,250, and $612,000.

Additionally, the following retention-based amounts vested as of December 31, 2024 and were earned by each of Messrs. Koscal, Allman, Kinstedt, and Pulley, respectively: (i) $136,561, $114,028, $114,028 and $68,000 for the third tranche of the outstanding retention portion of the 2022 LTI award; (ii) $157,667, $129,500, $129,500 and $97,500 for the second tranche of the outstanding retention portion of the 2023 LTI award; and (iii) $166,667, $149,850, $149,850 and $113,333 for the first tranche of the outstanding retention portion of the 2024 LTI award.

These amounts are reported in the “Non-Equity Incentive Compensation” column of the Summary Compensation Table.

2022 LTI Program (for 3-year period ending December 31, 2024)

Performance Measure	Performance Levels		Performance	Award Earned
Operational
CCF (weighted 50%)	Threshold	99.40%	99.94%	200%
	Target	99.60%
	Maximum	99.80%
Financial
Pre-Tax Income (weighted 50%)	2022 Threshold/Target/Maximum	$44M / $64M / $84M	$97.4M
	2023 Threshold/Target/Maximum	$1M / $20M / $50M	$86.7M	200%
	2024 Threshold/Target/Maximum	$34.4M / $52.4M / $70.4M	$93.0M

Long-Term Equity Incentive Compensation

In 2020, Republic’s NEOs were provided a one-time special purpose long-term equity incentive compensation in the form of equity awards to incentivize a successful liquidity event. The use of long-term equity incentives creates a link between executive compensation and Republic’s long-term performance and growth, thereby creating alignment between executive officers and stockholder interests.

The Compensation Committee believes that long-term equity incentive compensation is an effective means for incentivizing Republic’s NEOs to pursue and effectuate a liquidity event, to increase equity value over a multi-year period, provide a meaningful reward for appreciation in the value of its equity and long-term value creation, and motivate Republic’s NEOs to remain employed with it.

Republic’s equity award grant practices are designed to reflect a balance between:

•	Republic’s desire to motivate, retain, and reward executive talent;

•	Republic’s need to remain competitive in recruiting; and

•	effectively managing the dilution of stockholders’ interests.

The Compensation Committee believes that Republic’s one-time special purpose performance based Restricted Stock Unit (“RSU”) awards help Republic to retain its executive officers and reward them for successfully completing a liquidity event and generating stockholder value while at the same time providing some value to the recipient. The Compensation Committee also believes that the RSU awards help Republic to manage dilution to existing stockholders and provide greater transparency and predictability to its executive officers regarding the ultimate value of their compensation opportunities.

In determining the number of RSUs, the Compensation Committee considers competitive market data for performance based awards issued to portfolio companies of private equity sponsors and the types of equity award compensation provided to executive officers by companies in Republic’s compensation peer group, with a goal of reaching a mix that would provide the appropriate incentives while staying competitive in its market. The Compensation Committee also evaluates the accounting impact of the proposed awards on Republic’s earnings, its “burn rate” in relation to the airline industry sector benchmarks, and the other factors described above.

For more information regarding long-term equity incentive compensation, see “Omnibus Incentive Plan.”

On November 25, 2020 (the “Grant Date”) each of Messrs. Koscal, Allman, Kinstedt, and Pulley was granted 2,500, 2,500, 2,500, and 1,000, target number of RSUs respectively, under the Omnibus Incentive Plan to further align Republic’s NEOs with the interests of its shareholders and as a retention tool.

Terms of the RSUs

In the event there is a Liquidity Event (as defined below) prior to December 31, 2025 (the “Expiration Date”), the number of RSUs earned by an NEO (“Earned RSUs”) is determined by multiplying the target number of RSUs for each NEO by each of the performance multipliers as set forth below:

Timing

Multiplier: The timing multiplier is determined based on the timing of a Liquidity Event and ranges between 200% if the Liquidity Event is on or before December 31, 2021 and 100% for a Liquidity Event that occurs on the Expiration Date. If the event occurs between January 1, 2022 and the Expiration Date, the percentage earned is determined using linear interpolation between 100% and 200%.

Value

Multiplier: In the event of a Liquidity Event, the number of RSUs determined based on the timing multiplier will be further multiplied by a value multiplier that ranges between 100% and 150% if the applicable “value change target” as set forth below is achieved. The “value change target” is the change in stock value of Republic from the Grant Date ($415 per share) required to achieve the maximum value multiplier of 150%. Once the applicable value change target has been calculated, the performance value multiplier is calculated applying linear interpolation of the actual change in stock value compared against the stated value change target. Under no circumstances would the value multiplier be more than 150% or less than 100% in the event of a Liquidity Event.

Date of Liquidity Event	Value Change Target
On or before December 31, 2021	10%
On December 31, 2022	15
On December 31, 2023	20
On December 31, 2024	25
On December 31, 2025	30

In the event there is no Liquidity Event on or before the Expiration Date, the number of Earned RSUs is determined by multiplying the target number of RSUs by a percentage ranging from 0% to 100% based on the value change of Republic as of January 1, 2026, as determined by a third party valuation.

As provided in the RSU award agreement, “Liquidity Event” means any Board approved strategic transaction, authorized or approved by Republic’s stockholders that results in any of the following: a Change in Control (as defined in the award agreement), an initial public offering, direct listing, special purpose acquisition company, or other acquisition, purchase, merger, consolidation, combination, or similar transaction that the Compensation Committee in its sole discretion deems to be a Liquidity Event. In order to determine the specific number of shares awarded in the 2020 grant, the Board determined a qualified “Liquidity Event” would occur upon the closing of the merger transaction and therefore established a 159% performance multiplier based upon the formulas above and anticipated closing timeline. Upon the effectiveness of the Merger, these awards will become Earned RSUs and fully vest according to the schedule provided below, contingent upon continued employment of the NEOS, as further described below.

Vesting of Earned RSUs

Earned RSUs vest over the four to five year period following the Grant Date based on the year in which a Liquidity Event occurs, as provided below. If there is no Liquidity Event then all Earned RSUs, if any, vest as of January 1, 2026 (the “Determination Date”).

	Vesting by Year
Date of Liquidity Event	2021	2022	2023	2024	2025
On or before December 31, 2021	30%	30%	30%	10%	—
Between January 1, 2022 and December 31, 2022	—	30	30	30	10
Between January 1, 2023 and December 31, 2023	—	—	30	30	40
Between January 1, 2024 and December 31, 2024	—	—	—	30	70
Between January 1, 2025 and December 31, 2025	—	—	—	—	100

Treatment on Termination

See “—Termination of Employment and Change-in-Control Agreements—RSU Awards” below for a description of the potential vesting that each of the named executive officers may be entitled to in connection with a Change in Control and certain terminations of employment.

2025 RSU Awards

See “The Merger—Interests of Republic Directors and Executive Officers in the Merger” beginning on page 128 of this proxy statement/prospectus for a summary of the RSU awards that were granted to Republic’s NEOs following the end of the 2024 fiscal year.

Retirement and Other Benefits

Republic’s NEOs are eligible to participate in 401(k), disability, medical, and group insurance plans generally available to all its employees. Each NEO is also eligible for an annual physical paid by Republic. As is common in the airline industry, Republic’s associates, including its NEOs, and certain family members receive free or reduced-fare travel on other airlines. Republic does not provide any other special benefits or perquisites to any of its NEOs.

Summary of Employment Agreements

Below Republic summarizes the employment agreements of its NEOs other than Mr. Pulley who does not have an employment agreement. For further information regarding potential payments upon termination or in relation to a change-in-control, see “—Termination of Employment and Change-in-Control Arrangements.”

Matthew J. Koscal

Republic entered into an amended and restated employment agreement with Mr. Koscal, dated February 8, 2017, as amended November 14, 2017 and November 27, 2017, which sets forth the terms and conditions of his service as Republic’s President and Chief Commercial Officer. The initial term of his employment agreement continued until November 30, 2019, and is thereafter automatically renewed for successive one-year periods unless Republic or Mr. Koscal gives written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Koscal’s employment agreement, he is entitled to receive an annual base salary of at least $376,000 ($500,000 as of 2024) and has an annual target bonus opportunity under Republic’s Annual Incentive Plan equal to 80% of his base salary (100% as of 2024). In any year, the amount of the bonus may be more or less than 100% but not more than 200% of his target annual incentive amount as determined, in its sole discretion, by the Compensation Committee based upon certain performance measures approved by the Compensation Committee. Mr. Koscal may also be awarded one or more discretionary bonuses based on individual performance or other factors as determined in the sole discretion of the Compensation Committee. Mr. Koscal’s employment agreement also provides for eligibility to participate in Republic’s long-term incentive plan and its employee benefit plans. Mr. Koscal is also eligible for an annual physical paid for by Republic and reimbursement for ordinary and necessary business expenses.

Joseph P. Allman

Republic entered into an amended and restated employment agreement with Mr. Allman, dated February 8, 2017, as amended November 14, 2017 and November 27, 2017, which sets forth the terms and conditions of his service as Republic’s Senior Vice President, Chief Financial Officer. The initial term of his employment agreement continued until November 30, 2019, and is thereafter automatically renewed for successive one-year periods unless Republic or Mr. Allman give written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Allman’s employment agreement, he is entitled to receive an annual base salary of at least $376,000 ($486,000 as of 2024) and has an annual target bonus opportunity under Republic’s Annual Incentive Plan equal to 80% of his base salary. In any year, the amount of the bonus may be more or less than 100% but not more than 200% of his target annual incentive amount as determined, in its sole discretion, by the Compensation Committee based upon certain performance measures approved by the Compensation Committee. Mr. Allman may also be awarded one or more discretionary bonuses based on individual performance or other factors as determined in the sole discretion of the Compensation Committee. Mr. Allman’s employment agreement also provides for eligibility to participate in Republic’s long-term incentive plan(s) and its employee benefit plans. Mr. Allman is also eligible for an annual physical paid for by Republic and reimbursement for ordinary and necessary business expenses.

Paul K. Kinstedt

Republic entered into an amended and restated employment agreement with Mr. Kinstedt, dated February 8, 2017, as amended November 14, 2017 and November 27, 2017, which sets forth the terms and conditions of his service as Republic’s Senior Vice President, Chief Operating Officer. The initial term of his employment agreement continued until May 31, 2019, and is thereafter automatically renewed for successive one-year periods unless Republic or Mr. Kinstedt give written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Kinstedt’s employment agreement, he is entitled to receive an annual base salary of at least $376,000 ($486,000 as of 2024) and has an annual target bonus opportunity under Republic’s Annual Incentive Plan equal to 80% of his base salary. In any year, the amount of the bonus may be more or less than 100% but not more than 200% of his target annual incentive amount as determined, in its sole discretion, by the Compensation Committee based upon certain performance measures approved by the Compensation Committee. Mr. Kinstedt may also be awarded one or more discretionary bonuses based on individual performance or other factors as determined in the sole discretion of the Compensation Committee. Mr. Kinstedt’s employment agreement also provides for eligibility to participate in Republic’s long-term incentive plan(s) and its employee benefit plans. Mr. Kinstedt is also eligible for an annual physical paid for by Republic and reimbursement for ordinary and necessary business expenses.

Potential Impact on Compensation from NEO Misconduct

If the Board determines that an NEO has engaged in fraudulent or intentional misconduct, the Board could take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoer as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiation of an action for breach of fiduciary duty, and (iii) if the misconduct resulted in a significant restatement of Republic’s financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than what would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators, or other authorities.

Summary Compensation Table

The following table summarizes the compensation for the fiscal year ended December 31, 2024 of Republic’s NEOs.

Name and Principal Position	Year	Salary	Non-Equity Annual Incentive Plan Compensation(1)	Non-Equity Long-Term Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Matthew J. Koscal	2024	$500,000	$1,000,000	$1,689,945	$25,487	$3,215,432
President and Chief Commercial Officer
Joseph P. Allman	2024	$486,000	$777,600	$1,419,628	$21,400	$2,704,628
Senior Vice President and Chief Financial Officer
Paul K. Kinstedt	2024	$486,000	$777,600	$1,419,628	$28,142	$2,711,370
Senior Vice President and Chief Operating Officer
Chad M. Pulley	2024	$425,000	$680,000	$890,833	$23,061	$2,018,894
Senior Vice President, General Counsel and Secretary

(1)	Represents amounts earned in 2024 under the 2024 annual short-term incentive plan.
(2)

Represents amounts earned in 2024 in connection with: (i) the retention-based vesting portion of the 2022, 2023, and 2024 annual long-term incentive plan awards; and (ii) the performance-based portion of the 2022 annual long-term incentive plan award.

(3)	“All Other Compensation” reflects 401(k) matching contributions as well as certain other employer paid benefits and imputed earnings.

2024 Grants of Plan-Based Awards

The following table summarizes the potential non-equity incentive plan awards that could have been or could be earned by each of the NEOs at the defined levels of “Threshold,” “Target,” and “Maximum” based on the awards granted to the NEOs during the fiscal year ended December 31, 2024. No equity or equity-based awards were granted to the NEOs during the fiscal year ended December 31, 2024. The awards granted are described in the footnotes below the table.

				Estimated Payouts Under Non-Equity Incentive Plan Awards
Name	Approval Date		Grant Date	Threshold	Target	Maximum
Matthew J. Koscal	February 22, 2024	(1)		$250,000	$500,000	$1,000,000
	February 22, 2024	(2)	February 27, 2024	250,000	500,000	1,000,000
	February 22, 2024	(3)	February 27, 2024		500,000
Joseph P. Allman	February 22, 2024	(1)		$194,400	$388,800	$777,600
	February 22, 2024	(2)	February 27, 2024	224,775	449,550	899,100
	February 22, 2024	(3)	February 27, 2024		449,550
Paul K. Kinstedt	February 22, 2024	(1)		$194,400	$388,800	$777,600
	February 22, 2024	(2)	February 27, 2024	224,775	449,550	899,100
	February 22, 2024	(3)	February 27, 2024		449,550
Chad Pulley	February 22, 2024	(1)		$170,000	$340,000	$680,000
	February 22, 2024	(2)	February 27, 2024	170,000	340,000	680,000
	February 22, 2024	(3)	February 27, 2024		340,000

(1)	Represents 2024 award opportunities granted under Republic’s 2024 annual short-term incentive program as described in Compensation Discussion and Analysis under “Annual Short-Term Incentive Awards.”
(2)

Represents the 2024 annual award opportunity under the performance based portion of Republic’s long-term incentive program as described in Compensation Discussion and Analysis under “Long-Term Incentive Awards.”

(3)

Represents the 2024 annual award opportunity under the time based portion of Republic’s long-term incentive program as described in Compensation Discussion and Analysis under “Long-Term Incentive Awards.”

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table provides information regarding outstanding equity awards made to Republic’s NEOs as of December 31, 2024.

Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(2)
Mr. Koscal	4,687	2,812,200
Mr. Allman	4,687	2,812,200
Mr. Kinstedt	4,687	2,812,200
Mr. Pulley	1,875	1,125,000

(1)

Each of the outstanding equity awards is an RSU award granted pursuant to Republic’s Omnibus Incentive Plan on November 25, 2020. These amounts reflect the number of RSUs that could be earned assuming a Liquidity Event on December 31, 2024, a timing multiplier of 125% and a value multiplier of 150%. The terms and conditions (including vesting) of these RSUs are described under “Long-Term Equity Incentive Compensation.”

(2)	Amounts in this column are based on the per share value of Republic common stock as of December 31, 2024 of $600.

Option Exercises and Stock Vested in Fiscal 2024

Republic’s NEOs did not exercise any stock options or become vested in any stock awards during 2024.

Defined Benefit and Nonqualified Deferred Compensation Plans

Republic does not maintain any defined benefit or nonqualified deferred compensation plans for its executives.

Termination of Employment and Change-In-Control Arrangements

Republic’s NEOs (other than Mr. Pulley) have severance agreements which have terms and conditions intended to provide certain payments and benefits upon an involuntary termination of the NEO’s employment or the occurrence of certain other circumstances that may affect the NEO, including the NEO’s termination of employment following a change in control of Republic.

The table below quantifies the potential payments and benefits that would be provided to each NEO by Republic under each of the termination or change in control circumstances listed. The amounts shown are based on the assumption that the triggering event took place on December 31, 2024, the last business day of 2024.

The amounts shown in the table below do not include:

•

payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment or other circumstance and do not discriminate in scope, terms, or operation in favor of the NEOs; and

•	distributions of deferred balances under Republic’s 401(k) Plan.

	Retirement	Without Cause or with Good Reason	For Cause or by NEO without Good Reason	Death or Disability	Qualifying Termination and Change in Control(8)
Mr. Koscal
2024 AIP award(1)	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Vested LTIP awards(2)	1,689,145	1,689,145	1,689,145	1,689,145	1,689,145
Accelerated vesting of LTIP awards(3)	588,285	1,301,202	—	1,301,202	1,656,753
Accelerated vesting of RSUs(4)	2,812,200	2,812,200	—	2,812,200	2,812,200
Cash severance payment(5)	—	3,000,000	—	3,000,000	3,000,000
Health and welfare benefits(6)	59,675	59,675	59,675	59,675	59,675
Air travel benefits(7)	28,487	28,487	28,487	28,487	28,487

Total	$6,177,792	$9,890,709	$2,777,307	$9,890,709	$10,246,260

Mr. Allman
2024 AIP award(1)	$777,600	$777,600	$777,600	$777,600	$777,600
Vested LTIP awards(2)	1,419,628	1,419,628	1,419,628	1,419,628	1,419,628
Accelerated vesting of LTIP awards(3)	497,874	1,111,074	—	1,111,074	1,430,749
Accelerated vesting of RSUs(4)	2,812,200	2,812,200	—	2,812,200	2,812,200
Cash severance payment(5)	—	2,527,200	—	2,527,200	2,527,200
Health and welfare benefits(6)	59,675	59,675	59,675	59,675	59,675
Air travel benefits(7)	28,487	28,487	28,487	28,487	28,487

Total	$5,595,464	$8,735,864	$2,285,390	$8,735,864	$9,055,539

Mr. Kinstedt
2024 AIP award(1)	$777,600	$777,600	$777,600	$777,600	$777,600
Vested LTIP awards(2)	1,419,628	1,419,628	1,419,628	1,419,628	1,419,628
Accelerated vesting of LTIP awards(3)	497,874	1,111,074	—	1,111,074	1,430,749
Accelerated vesting of RSUs(4)	2,812,200	2,812,200	—	2,812,200	2,812,200

	Retirement	Without Cause or with Good Reason	For Cause or by NEO without Good Reason	Death or Disability	Qualifying Termination and Change in Control(8)
Cash severance payment(5)	—	2,527,200	—	2,527,200	2,527,200
Health and welfare benefits(6)	59,675	59,675	59,675	59,675	59,675
Air travel benefits(7)	28,487	28,487	28,487	28,487	28,487

Total	$5,595,464	$8,735,864	$2,285,390	$8,735,864	$9,055,539

Mr. Pulley
2024 AIP award(1)	$680,000	$680,000	$680,000	$680,000	$680,000
Vested LTIP awards(2)	890,833	890,833	890,833	890,833	890,833
Accelerated vesting of LTIP awards(3)	332,614	838,195	—	838,195	1,079,969
Accelerated vesting of RSUs(4)	1,125,000	1,125,000	—	1,125,000	1,125,000
Cash severance payment(5)	—	—	—	—	—
Health and welfare benefits(6)	—	—	—	—	—
Air travel benefits(7)	—	—	—	—	—

Total	$3,028,447	$3,534,028	$1,570,833	$3,534,028	$3,775,802

(1)

Represents value of the 2024 annual short-term incentive award as included in the Summary Compensation Table payable during the annual bonus payment period. See “Compensation Discussion and Analysis— Components of Republic’s Executive Compensation Program—Annual Short-Term Incentive Awards.”

(2)

Represents the value of the outstanding LTIP awards that vest as of December 31, 2024. The NEO would receive the vested portion of the long-term incentive award earned for 2024 even if his employment terminated prior to the actual cash payout date in 2024. See “Compensation Discussion and Analysis—Components of Republic’s Executive Compensation Program—Annual 2024 Long-Term Incentive Awards.”

(3)

Represents the value of the outstanding LTIP awards, assuming target performance is achieved (except for completed performance periods, which are based on actual performance achieved), that were unvested as of December 31, 2024 which would vest upon the termination event in accordance with the terms of the award and the NEO’s employment agreement as further described below. To the extent an NEO is party to an employment agreement, treatment of the outstanding LTIP awards will be governed by either the employment agreement or award agreement, whichever is most favorable to the NEO.

(4)

The amounts set forth in the “Retirement,” “Without Cause or with Good Reason,” “For Cause or by NEO Without Good Reason,” “Death or Disability,” and “Change in Control” columns represent the amounts payable, if any, under the NEO’s RSU agreements and any acceleration of vesting as described below. The amount set forth in the “Change in Control” column assumes a timing multiplier of 125% and a value multiplier of 150% and acceleration of vesting of the remaining 70% of the RSUs that would not have automatically vested upon the change of control event as described below.

(5)	Represents the amounts payable under the NEO’s employment agreement as described below.
(6)	Represents estimated net present value for two years of medical benefits for Messrs. Koscal, Allman, and Kinstedt.
(7)	Represents estimated net present value for three years of a prepaid cash card for travel benefits for Messrs. Koscal, Allman, and Kinstedt.
(8)

Represents the amounts payable upon termination of employment by Republic without “Cause” or by the executive for “Good Reason” in connection with a change in control of Republic. The amounts shown in the “Accelerated vesting of RSUs” row are also payable on a single-trigger basis upon a change in control of Republic.

Employment Agreements

Pursuant to the terms of Republic’s employment agreements with its NEOs, other than Mr. Pulley who does not have an employment agreement:

In the event of a termination of Messrs. Koscal, Allman, or Kinstedt’s employment by Republic without “Cause” or by the executive for “Good Reason” (each as defined in the employment agreement) other than in connection with a change in control, the executive is entitled to receive a prorated target bonus for the year of termination through the effective date of such termination plus:

•

severance compensation in an amount equal to two times his base salary plus two times his annual bonus for the last calendar year, payable in 12 equal monthly installments following the termination date;

•

the aggregate value of all outstanding unvested long-term incentive awards that would have vested in accordance with their terms prior to the first anniversary of the termination date will vest on the termination date (calculated based on performance factors that may already have been achieved or may reasonably be assumed to be achieved and calculable at the time of termination), payable in a lump sum within 14 days of the termination date; and

•	any outstanding unvested options that vest in connection with such termination will remain exercisable for one year following the termination date.

The annual LTIP award grants provide that, upon termination of employment described above, the (1) aggregate value of the time vesting portion of all outstanding unvested long-term incentive awards that would have vested in accordance with their terms prior to the first anniversary of the termination date will vest on the termination date paid within 30 days of the termination date and (2) performance vesting portion of all outstanding unvested long-term incentive awards will be prorated based on the number of days worked in the applicable performance cycle through the first anniversary of the termination date will be considered earned and paid at the same time that the awards are paid to the other participants, to the extent earned as determined by the Compensation Committee, but in no event later than March 15 of the applicable year.

The amounts payable to the executives upon a termination of employment described above are subject to execution and non-revocation of a release of claims.

In the event of a termination of Messrs. Koscal, Allman, or Kinstedt’s employment by Republic without “Cause” or by the executive for “Good Reason” or a delivery on non-renewal notice (each as defined in the employment agreement) within 18 months following a change in control, the executive will be entitled to receive a prorated target bonus for the year of termination through the effective date of such termination plus the same severance payments as described above; provided that (i) the cash severance compensation will be payable in a lump sum on the first day of the month occurring at least 30 days following the termination date, (ii) the aggregate value of all outstanding unvested long-term incentive awards will vest on the termination date, and (iii) the exercise period for any outstanding options will be 90 days following the termination date.

In the event of a termination of Messrs. Koscal, Allman, or Kinstedt’s employment due to death or disability, the executive or the executive’s estate will be entitled to receive (i) a prorated target bonus for the year of termination through the effective date of such termination and (ii) an amount in severance compensation equal to two times his base salary plus two times his bonus for the last calendar year, payable in a lump sum on the first day of the month occurring at least 30 days following the termination date and subject to execution and non-revocation of a release of claims. In addition, any unvested equity awards held by the executive will be treated in the same manner as if the executive had been terminated by Republic without “Cause” not in connection with a change in control. The cash severance obligations may be satisfied by Republic purchasing and maintaining one or more insurance policies payable to the executive or his designees. In addition, the outstanding LTIP awards provide for full accelerated vesting (at target for the performance-based portion of the award) upon a termination due to death or disability.

In the event of a termination by Republic of Messrs. Koscal, Allman, or Kinstedt’s employment for “Cause” or by the executive without “Good Reason,” the executive is not entitled to any compensation following the date of termination of employment, other than payment of his base salary through the date of termination. The executive would also receive the amount of any vested annual short-term annual incentive award and long-term incentive awards.

In the event that Republic gives notice to terminate the executive’s employment at the end of the term and an agreement regarding the terms of the executive’s employment following the end of the term is not reached, unless otherwise agreed by Republic in writing, the executive will continue to be employed and provide services to it in the same manner as prior to giving of such notice for an additional 90 days following the last day of the term. During this transition period, the executive is entitled to continue to receive base salary, accrue a pro-rata portion of the target bonus, continue participation in benefit programs, and continue to be reimbursed for business expenses. During the transition period, any outstanding equity awards will continue to be outstanding and continue to vest. Upon the end of the transition period, the executive is entitled to receive a prorated target bonus for the year of termination through the effective date of such termination plus, (i) one year base salary severance, (ii) the aggregate value of all outstanding unvested long-term incentive and equity awards will vest on the termination date and be paid in a lump sum within 14 days following termination, and (iii) there is no extension of the exercise period for any outstanding unvested options. In the event that Messrs. Koscal, Allman, or Kinstedt gives notice to terminate the executive’s employment at the end of the term and an agreement regarding the terms of the executive’s employment following the end of the term is not reached, unless otherwise agreed by Republic in writing, the executive will continue to be employed and provide services to Republic in the same manner as prior to giving of such notice for an additional 90 days following the last day of the term. During this transition period, the executive is entitled to continue to receive base salary, accrue a pro-rata portion of the target bonus, continue participation in benefit programs, and continue to be reimbursed for business expenses. During the transition period, any outstanding equity awards will continue to be outstanding and continue to vest. Upon the end of the transition period, the executive is entitled to receive a prorated target bonus for the year of termination through the effective date of such termination plus, (i) one year base salary severance, (ii) the aggregate value of the time vesting portion of all outstanding unvested long-term incentive and equity awards that would have vested in accordance with their terms prior to the first anniversary of the termination date will vest on the termination date paid within 30 days of the termination date, and (iii) the performance vesting portion of all outstanding unvested long-term incentive and equity awards will be prorated based on the number of days worked in the applicable performance cycle through the first anniversary of the termination date will be considered earned and paid at the same time that the awards are paid to the other participants, to the extent earned as determined by the Compensation Committee, but in no event later than March 15 of the applicable year.

If the employment of Messrs. Koscal, Allman, or Kinstedt is terminated for any reason, the executive is entitled to $2,500 and subject to an annual upward inflation adjustment each month for 24 months for the cost of health insurance for himself, his spouse, and his eligible dependents. In addition, if the employment of Messrs. Koscal, Allman, or Kinstedt is terminated for any reason, Republic will provide the executive with a universal prepaid cash card for air travel in the amount of $10,000 annually for a period of three years following termination of employment which the executive, his spouse, and dependents may use for travel.

Under the terms of the employment agreements, Messrs. Koscal, Allman, and Kinstedt are subject to (i) a restrictive covenant not to disclose confidential information while employed and at all times thereafter and (ii) while employed and for one year following termination of employment for any reason, restrictive covenants not to compete with Republic and not to solicit Republic’s employees or customers. The executives are also subject to a non-competition covenant during any period when Republic is providing severance compensation.

RSU Awards

Pursuant to the terms of the RSU award agreements:

Other than in the circumstances summarized below, upon any termination for any reason, any outstanding unearned RSUs and any Earned RSUs that have not vested, in each case, will be forfeited.

In the event of an NEO’s qualifying “Retirement” (as defined in the award agreement) on or prior to the Expiration Date and a Liquidity Event has not occurred, the RSUs will remain outstanding and eligible to vest on the earlier of a Liquidity Event and the Determination Date. If a Liquidity Event occurs after Retirement, the NEO will receive a number of Earned RSUs prorated for the number of months such NEO was employed after the Grant Date. Such Earned RSUs will fully vest on the Liquidity Event date. If no Liquidity Event occurs prior to the Expiration Date, the NEO will receive the number of Earned RSUs as if he had been employed through the Expiration Date prorated for the actual number of months such NEO was employed after the Grant Date. If an

NEO retires after a Liquidity Event or the Expiration Date, then any then-unvested Earned RSUs that would have vested in the 12 month period following the Retirement Date will immediately vest and the remaining unvested Earned RSUs will be forfeited. However, if a retired NEO becomes a member of the Board, the NEO shall continue vesting until the NEO ceases to be a member of the Board.

In the event of termination by Republic without “Cause” (as defined in the Omnibus Incentive Plan) or by the participant for “Good Reason” (as defined in the award agreement) on or prior to the Expiration Date and a Liquidity Event has not occurred, the NEO will receive the target number of RSUs prorated for the number of months such NEO was employed after the Grant Date plus an additional 12 months and such RSUs will vest immediately upon termination; provided, if, a Liquidity Event occurs within six months of the termination an additional number of RSUs will become Earned RSUs and vest as if the NEO was still employed on the date of the Liquidity Event less any RSUs that already vested on the termination date. If termination is after a Liquidity Event or the Expiration Date, any then-unvested Earned RSUs will immediately vest upon termination.

In the event of an NEO’s death or disability prior to the Expiration Date and a Liquidity Event has not occurred, the target number of RSUs will become fully vested Earned RSUs. If an NEO’s death or disability occurs following a Liquidity Event or the Expiration Date, any then-unvested Earned RSUs will immediately vest.

In the event Republic does not auto-renew an NEOs employment agreement pursuant to the terms of such employment agreement as described under “Summary of Employment Agreements” prior to the Expiration Date and a Liquidity Event has not occurred, the target number of RSUs will become fully vested Earned RSUs. If such termination occurs following a Liquidity Event on or prior to the Expiration Date, any then-unvested Earned RSUs will immediately vest upon termination.

In the event of a termination for cause by Republic, all RSUs, whether Earned RSUs, vested or unvested, will be immediately forfeited.

Put Right

In the event of a termination without Cause by Republic, by the NEO for Good Reason or due to death or disability, or a failure to auto-renew an NEO’s employment agreement, an NEO has the right, for 90 days following the later of the termination date or the date six months following settlement of the Earned RSUs, to sell to Republic and Republic will be required to purchase, on one or more occasion, all (but not less than all) of the shares of Republic common stock acquired by such NEO upon settlement of the RSU for fair market value. In the event of an NEO’s qualifying Retirement as determined by the Company, an NEO has the right, for 90 days following the later of the six month anniversary of the Retirement date (or if the retired NEO becomes a member of the Board, the six month anniversary of the date the NEO ceases to serve as a member of the Board) or the date six months following settlement of the Earned RSUs, to sell to Republic, and Republic will be required to purchase, on one occasion, all (but not less than all) of the shares of Republic common stock acquired by such NEO upon settlement of the RSU. Republic expects this right to have limited use during any period after an initial public offering.

Omnibus Incentive Plan

Republic adopted, and its stockholders approved, Republic’s Omnibus Incentive Plan on August 25, 2020. The term “Board of Directors” as used in this “Omnibus Incentive Plan” section refers to the Board of Directors of Republic Airways Holdings Inc.

Purpose

The purpose of Republic’s Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby its directors, officers, and employees can acquire and maintain an equity interest in Republic, or be paid incentive compensation, including incentive compensation measured by reference to the value of Republic’s shares of common stock, thereby strengthening their commitment to its welfare and aligning their interests with those of its stockholders.

Administration

Republic’s Omnibus Incentive Plan is currently administered by the Compensation Committee of its Board of Directors, or any properly delegated subcommittee thereof, or if no such committee or subcommittee exists, Republic’s Board of Directors (such administering body referred to herein, for purposes of this description of the Omnibus Incentive Plan, as the “Committee”). Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which Republic’s securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of Republic’s Omnibus Incentive Plan. The Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of common stock or amount of cash to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards may be settled in, or exercised for, cash, shares of common stock, other securities, other awards, or other property, or cancelled, forfeited, or suspended and the method or methods by which awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in Republic’s Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, Republic’s Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of Republic’s Omnibus Incentive Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of Republic’s Omnibus Incentive Plan. Unless otherwise expressly provided in Republic’s Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to Republic’s Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to Republic’s Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of Republic’s stockholders.

Awards Subject to Republic’s Omnibus Incentive Plan

Republic’s Omnibus Incentive Plan provides that no more than a number of shares of common stock equal to the excess, if any, of (x) 100,000 minus (y) the number of Treasury Warrant Shares will be available for Awards under the Plan (the “Absolute Share Limit”), where the number of Treasury Warrant Shares is the number of shares of common stock issuable upon exercise of the warrants issued to the U.S. Department of the Treasury in connection with loans granted to Republic or its subsidiaries pursuant to the CARES Act. No more than the number of shares of common stock equal to the Absolute Share Limit may be issued pursuant to the exercise of incentive stock options; and during a single fiscal year, each non-employee director may be granted a number of shares of common stock subject to awards, taken together with any cash fees paid to such non-employee director during the fiscal year, equal to (i) for the lead director or non-executive chairman, a total value of $400,000 and (ii) for other non- employee directors, a total value of $300,000 or, in each case, such higher amount as determined by the Committee in the event that a non-employee director’s obligations exceed such non-employee director’s regular and customary commitments or calendar of service or are otherwise out of the ordinary course. Except for “Substitute Awards” (as described below), to the extent that an award expires or is cancelled, forfeited, terminated, or otherwise is settled without issuance to the participant of the full number of shares of common stock to which the award related, the unissued shares will again be available for grant under Republic’s Omnibus Incentive Plan; provided, however, that if any consideration is paid in connection with such cancelation, forfeiture, termination or settlement, such unissued shares shall not again become available for issuance hereunder. Shares of common stock withheld in payment of the exercise price and shares equal to the number of shares surrendered in payment of any exercise price shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of Republic’s Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of Republic’s Omnibus Incentive Plan subject to stockholder approval under any then applicable rules of the national securities exchange on which the common stock is listed. No award may be granted under Republic’s Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in Republic’s Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by Republic or with which Republic combines, (the “Substitute Awards”), and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. Subject to applicable stock exchange requirements, available shares of common stock under a stockholder-approved plan of an entity directly or indirectly acquired by the Republic or with which Republic combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for awards under Republic’s Omnibus Incentive Plan and shall not reduce the number of shares of common stock available for issuance under Republic’s Omnibus Incentive Plan.

Options

Under Republic’s Omnibus Incentive Plan, the Committee may grant non-qualified stock options and incentive stock options with terms and conditions determined by the Committee that are not inconsistent with Republic’s Omnibus Incentive Plan; provided, that all stock options granted under Republic’s Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of a share of its common stock underlying such stock options on the date such stock options are granted (other than in the case of stock options granted in substitution of previously granted awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under Republic’s Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of Republic’s shares of common stock is prohibited by its insider trading policy (or “blackout period” imposed by Republic), the term will automatically be extended to the 30th day following the end of such period and if the option period would expire on a non-trading day it will automatically be extended to the next trading day. The exercise price for the shares of common stock as to which a stock option is exercised may be paid to Republic, to the extent permitted by law (i) in cash, check, cash equivalent, and/or shares of common stock valued at the fair market value at the time the option is exercised (including, pursuant to procedures approved by Republic, by means of attestation of ownership of a sufficient number of shares of common stock in lieu of actual issuance of such shares to Republic); provided, that such shares of common stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles) or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of common stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which Republic is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of common stock otherwise issuable upon the exercise of the option and to deliver promptly to Republic an amount equal to the exercise price, or (c) a “net exercise” procedure effected by withholding the minimum number of shares of common stock otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The Committee may grant SARs under Republic’s Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with Republic’s Omnibus Incentive Plan. Any option granted may include tandem SARs. The Committee may also award SARs independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares of common stock, or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the strike price per share of common stock covered by the SAR, and (ii) the number of shares of common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of common stock covered by a SAR will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards).

Restricted Stock and Restricted Stock Units

The Committee may grant restricted shares of Republic’s shares of common stock or RSUs, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each RSU, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of Republic’s shares of common stock, subject to the other provisions of Republic’s Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock.

Other Equity-Based Awards and Other Cash-Based Awards

The Committee may grant other equity-based or cash-based awards under Republic’s Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with Republic’s Omnibus Incentive Plan.

Effect of Certain Events on Republic’s Omnibus Incentive Plan and Awards

In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a “Change in Control,” as defined in Republic’s Omnibus Incentive Plan); or (ii) unusual or non-recurring events affecting Republic’s, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under Republic’s Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of Republic’s shares of common stock or other of its securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under Republic’s Omnibus Incentive Plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of Republic’s shares of common stock or other of its securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring,” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)) the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards, or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancelation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancelation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancelation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of Republic’s shares of common stock in such event), including, without limitation, in the case of stock options and SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, RSUs, or other equity-based awards that are not vested as of such cancelation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancelation of the underlying shares in respect thereof.

Nontransferability of Awards

No award will be permitted to be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance will be void and unenforceable against Republic’s or any of its subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

Republic’s Board of Directors may amend, alter, suspend, discontinue, or terminate Republic’s Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to Republic’s Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under Republic’s Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in Republic’s Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a Termination); provided, that, except as otherwise permitted in Republic’s Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancelation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in Republic’s Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the intrinsic value (if any) of the cancelled option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which Republic’s securities are listed or quoted.

Dividends and Dividend Equivalents

The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by Republic and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. Dividends attributable to RSUs shall be distributed to the participant in cash or, in the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of such dividends, upon the settlement of the RSUs and, if such RSUs are forfeited, the participant shall have no right to such dividends.

Clawback/Repayment.

All awards are subject to reduction, cancelation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by Republic’s Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations, or other administrative error), the participant will be required to repay Republic any such excess amount.

Detrimental Activity.

If a participant has engaged in any detrimental activity, as defined in Republic’s Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancelation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to Republic of any gain realized on the vesting or exercise of any awards previously granted to such participant.

Director Compensation

Non-Employee Director Compensation for 2024

The following table sets forth the payment structure for non-employee director compensation for 2024.

Board Cash Retainer	$190,000
Non-Executive Chairman (Additional fee)	115,000
Audit Committee Chair Retainer	20,000
Compensation Committee Chair Retainer	20,000
Audit Committee Member Retainer	5,000
Compensation Committee Member Retainer	5,000
Corporate Governance Committee Member Retainer	5,000
Board and Committee In-person Meeting Fee	1,000
Board and Committee Telephonic Meeting Fee	750

The following table provides summary information concerning compensation paid or accrued by Republic to or on behalf of Republic’s non-employee directors for services rendered to it during the fiscal year ended December 31, 2024:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards ($)	Total ($)
Lori A. Gobillot	228,000	—	228,000
David Grizzle	323,500	—	323,500
Glenn S. Johnson	231,500	—	231,500
Ruth Okediji	214,250	—	214,250
Barry W. Ridings	216,500	—	216,500
James E. Sweetnam	216,500	—	216,500

(1)	Mr. Grizzle elected to forego the Corporate Governance Chair Retainer in 2024 and only received the Corporate Governance Committee Member retainer.
(2)

No equity or equity-based awards were granted to Republic’s non-employee directors during the fiscal year ended December 31, 2024. As of December 31, 2024, Ms. Gobillot, Mr. Grizzle, Mr. Johnson, Ms. Okediji, Mr. Ridings, and Mr. Sweetnam held 375, 482, 342, 482, 482, and 482 RSUs, respectively, the terms of which are described below.

Outstanding RSU Awards. On November 25, 2020, Republic granted each of its non-employee directors 482 shares of Republic’s restricted Common Stock that immediately vested on the grant date and are subject to holding requirements. Ruth Okediji, who joined Republic’s Board of Directors in 2023, received her grant of 482 shares of Republic’s restricted Common Stock on December 14, 2023. If there is a Liquidity Event (as defined under “Compensation Discussion and Analysis—Components of Republic’s Executive Compensation Program—Long-Term Incentive Compensation”) prior to December 31, 2025, the holding period related to the restricted stock lapses at the same percentage as the RSUs granted to the NEOs vest (see “Compensation Discussion and Analysis—Components of Republic’s Executive Compensation Program—Long-Term Incentive Compensation”). If a Liquidity Event does not occur prior to December 31, 2025, the holding period related to the restricted stock lapses, subject to the put right described below, on March 15, 2026.

In the event that a public market does not exist for the restricted stock and the non-employee director’s service is terminated due to the non-employee director not being nominated or elected to serve on the Board, the non-employee director’s death or disability or the non-employee director’s Retirement (as defined in the award agreement for the restricted stock), the non-employee director has the right, for 90 days following the non-employee director ceasing to be a member of the Board to sell to Republic and Republic shall be required to purchase, on one occasion, all (but not less than all) of the restricted stock for fair market value.

2025 RSU Awards

See “The Merger—Interests of Republic Directors and Executive Officers in the Merger” beginning on page 128 of this proxy statement/prospectus for a summary of the RSU awards that were granted to Republic’s non-employee directors following the end of the 2024 fiscal year.

MATTERS BEING SUBMITTED TO A VOTE OF MESA STOCKHOLDERS

PROPOSAL NO. 1 - THE MERGER PROPOSAL

General

This proxy statement/prospectus is being furnished to you as a Mesa stockholder in connection with the solicitation of proxies by the Mesa board of directors for use at the Mesa Special Meeting. At the Mesa Special Meeting, Mesa is asking Mesa stockholders to consider and vote upon a proposal to approve the Merger and all transactions contemplated by the Merger Agreement, including the Merger and Delaware Conversion, pursuant to the Plan of Conversion.

The Merger

Based on the number of shares of Mesa common stock outstanding as of    , the latest practicable date prior to the date of this proxy statement/prospectus, Mesa expects to issue approximately     shares of Mesa common stock to Republic stockholders in connection with the Merger. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, all of the shares of Republic common stock issued and outstanding immediately prior to the Effective Time (other than cancelled shares and dissenting shares held by stockholders who have not voted in favor of, or consented to, the Merger and who have properly demanded appraisal of such shares in accordance with, and have complied in all respects with, Section 262 of the DGCL), shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Republic stockholder to receive the Merger Consideration, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL and NRS. As Merger Consideration, each share of Republic common stock issued and outstanding immediately prior to the Effective Time (other than cancelled shares and dissenting shares held by stockholders who have not voted in favor of, or consented to, the Merger and who have properly demanded appraisal of such shares in accordance with, and have complied in all respects with, Section 262 of the DGCL), will be automatically converted into the right to receive 584.90 validly issued, fully paid and nonassessable shares of Mesa common stock, with cash (without interest, rounded down to the nearest cent) paid in lieu of any fractional shares. Based on the number of shares of Mesa common stock outstanding as of    , the latest practicable date prior to the date of this proxy statement/prospectus, immediately after the Merger, the Pre-Merger Mesa Shareholders are expected to own approximately six percent (6%) of the outstanding shares of common stock of the Surviving Corporation and former Republic stockholders are expected to own approximately eighty-eight percent (88%) of the outstanding shares of common stock of the Surviving Corporation on a fully diluted basis. The remaining six percent (6%) of the outstanding shares of common stock of the Surviving Corporation will be held by the Escrow Agent in the Escrow Account for potential delivery to United Airlines, the Surviving Corporation, and/or the Pre-Merger Mesa Shareholders pursuant to the Escrow Issuance. Whether any of the additional six percent will ultimately be distributed to the Pre-Merger Mesa Shareholders cannot be estimated at this point in time as it is dependent on both (i) the finally determined Net Debt Amount and (ii) the finally determined Surviving Corporation Stock Value, neither of which will be finally determined until after the Closing, as described in detail in the section titled “Agreements Related to the Merger — the Three Party Agreement — Mesa’s Delivery of Proposed Final Closing Statement and United Airlines’ and the Surviving Corporation’s Responses”

The Delaware Conversion

Plan of Conversion

The Merger Agreement also provides for the Delaware Conversion and includes the Plan of Conversion, pursuant to which Mesa will convert from a corporation existing under the laws of the State of Nevada to a corporation existing under the laws of the State of Delaware. As part of the Delaware Conversion, Mesa will adopt a new certificate of incorporation, in the form filed as Exhibit 3.4 to the registration statement of which this proxy statement/prospectus forms a part, and new bylaws, in the form filed as Exhibit 3.5 to the registration statement of which this proxy statement/prospectus forms a part, governing Mesa following the Delaware Conversion and incorporating certain other corporate changes discussed below.

To accomplish the Delaware Conversion, the Mesa board of directors has adopted the Plan of Conversion, as set forth in the Merger Agreement. The Plan of Conversion provides, among other things, that (i) Mesa will convert into a Delaware corporation and will thereafter be subject to all of the provisions of the DGCL, (ii) each share of common stock of Mesa-Nevada issued and outstanding immediately prior to the effective time of the Delaware Conversion will be converted automatically into one fully paid, validly issued and nonassessable share of common stock of Mesa-Delaware, and (iii) the Post-Conversion Charter shall be the certificate of incorporation of Mesa (until thereafter amended in accordance with applicable law).

Assuming that Mesa’s stockholders approve this Proposal No. 1, Mesa will cause the Delaware Conversion to be effected as soon as practicable after the Closing, but prior to the Effective Time of the Merger, by filing (i) with the Secretary of State of the State of Nevada the Articles of Conversion, and (ii) with the Secretary of State of the State of Delaware (A) the Certificate of Conversion and (B) the Post-Conversion Charter, which will govern Mesa-Delaware as a Delaware corporation. In addition, assuming that Mesa stockholders approve the Merger Proposal and the Delaware Conversion is effected, the Mesa-Delaware board of directors will adopt the “Post-Conversion Bylaws”. Approval of the Merger Proposal by Mesa stockholders will constitute approval of the related Plan of Conversion and the Delaware Conversion, and the Post-Conversion Charter.

If the Merger Proposal is approved by Mesa stockholders, the Delaware Conversion would become effective upon the filing (and acceptance thereof by the Secretary of State of the State of Nevada and the Secretary of State of the State of Delaware, as applicable) of the Articles of Conversion, the Certificate of Conversion, and the Post-Conversion Charter.

Reasons for the Delaware Conversion

The corporate laws of the State of Delaware are more comprehensive, widely used and extensively interpreted than the corporate laws of other states, including Nevada. As a result of the flexibility and responsiveness of the Delaware corporate laws to the legal and business needs of corporations, many major corporations have incorporated in Delaware or have changed their corporate domiciles to Delaware in a manner similar to the Delaware Conversion provided for by the Merger Agreement. The Delaware judiciary has become particularly familiar with corporate law matters and a substantial body of court decisions has developed construing the laws of Delaware, thus providing greater clarity and predictability with respect to Mesa’s corporate legal and governance affairs. As the owners of Mesa, any benefits provided to Mesa by Delaware law directly benefit Mesa’s stockholders. In deciding to propose the Merger and the related Delaware Conversion, the Mesa board of directors considered, among others, the following benefits of Delaware law to Mesa and its stockholders:

•	Mesa would be governed by the DGCL, which is generally acknowledged to be the most advanced and flexible corporate statute in the country;

•	the responsiveness and efficiency of the Division of Corporations of the Secretary of State of the State of Delaware;

•

the Delaware General Assembly, which each year considers and adopts statutory amendments proposed by the Corporation Law Section of the Delaware State Bar Association in an effort to ensure that the corporate statute continues to be responsive to the changing needs of businesses;

•

the Delaware Court of Chancery, which has exclusive jurisdiction over matters relating to the DGCL and in which cases are heard by judges, without juries, who have many years of experience with corporate issues, which can lead to quick and effective resolution of corporate litigation; and the Delaware Supreme Court, which is highly regarded; and

•

the well-established body of case law construing Delaware law, which has developed over the last century and which provides businesses with a greater degree of predictability than most, if not all, other jurisdictions.

The Mesa board of directors is not proposing the Merger and the related Delaware Conversion to prevent a change in control of Mesa and, except for the Merger, is not aware of any present attempt by any person to acquire control of Mesa or to obtain representation on the Mesa board of directors.

Effects of the Delaware Conversion

By virtue of the Delaware Conversion, all of the rights, privileges, and powers of Mesa-Nevada, all property, real, personal, and mixed owned by Mesa-Nevada, all debts due to Mesa-Nevada and all other causes of action belonging to Mesa-Nevada immediately prior to the Delaware Conversion will remain vested in Mesa-Delaware following the Delaware Conversion. In addition, by virtue of the Delaware Conversion, all debts, liabilities, and duties of Mesa-Nevada immediately prior to the Delaware Conversion will remain attached to Mesa-Delaware following the Delaware Conversion. Mesa-Delaware will remain as the same entity following the Delaware Conversion, and the Delaware Conversion will not effect any change in Mesa’s business, management, or operations or the location of Mesa’s principal executive offices.

Upon effectiveness of the Delaware Conversion, (i) each share of Mesa common stock issued and outstanding immediately prior to the effective time of the Delaware Conversion will be automatically converted into one fully paid, validly issued, and nonassessable share of common stock of Mesa-Delaware, without any action on the part of Mesa’s stockholders and (ii) each outstanding warrant to purchase a share of Mesa common stock and other equity awards relating to Mesa-Nevada stock, will be deemed to constitute a warrant to purchase the number of shares of common stock of Mesa-Delaware at an exercise price, or equity award, as applicable, as adjusted pursuant to the terms of the warrant or equity award, as applicable. Mesa-Delaware will continue to file periodic reports and other documents as and to the extent required by the rules and regulations of the SEC. After the Delaware Conversion, Mesa-Delaware will continue to be a public reporting company. After the Effective Time, the common stock of the Surviving Corporation is expected to trade on Nasdaq under the symbol “RJET.” The shares of Mesa-Delaware stock to be issued upon conversion of shares of Mesa-Nevada in the Delaware Conversion are not being registered under the Securities Act. Mesa is relying on Rule 145(a)(2) under the Securities Act, which provides that a change in the domicile of a corporation does not involve the sale of securities for purposes of the Securities Act. Shares of Mesa common stock that are freely tradeable prior to the Delaware Conversion will continue to be freely tradeable as shares of Mesa-Delaware stock, and shares of Mesa common stock that are subject to restrictions prior to the Delaware Conversion will continue to be subject to the same restrictions as shares of Mesa-Delaware stock. The Delaware Conversion will not change the respective positions of Mesa or its stockholders under federal securities laws.

The Plan of Conversion provides that the Post-Conversion Charter will be the certificate of incorporation of Mesa-Delaware after the Delaware Conversion, and the Post-Conversion Bylaws will be the bylaws of Mesa-Delaware after the Delaware Conversion, in each case, unless and until later amended in accordance with Delaware law.

Upon or immediately after effectiveness of the Delaware Conversion, Mesa directors and officers will become all of the directors and officers of Mesa-Delaware, all of Mesa’s employee benefit and incentive plans will become Mesa-Delaware plans, and each option, unit, equity award, or other right issued under such plans will automatically be converted into an option, unit, equity award, or right to purchase or receive the same number of shares of Mesa-Delaware stock, at the same price per share, upon the same terms and subject to the same conditions as before the Delaware Conversion. Stockholders should note that approval of this Merger Proposal and the related Delaware Conversion, will also constitute approval of these plans continuing as plans of Mesa-Delaware. Mesa’s employment contracts and other employee benefit arrangements also will be continued by Mesa-Delaware upon the terms and subject to the conditions in effect at the time of the Delaware Conversion. Mesa believes that the Delaware Conversion will not affect any of Mesa’s material contracts with any third parties, and that Mesa’s rights and obligations under such material contractual arrangements will continue as rights and obligations of Mesa-Delaware.

Material U.S. Federal Income Tax Consequences of the Delaware Conversion

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined above under the heading “Material U.S. Federal Income Tax Consequences of the Merger”) of Mesa-Nevada common stock at the time of the Delaware Conversion. The discussion is based on the Code, Treasury regulations promulgated under the Code, rulings, current administrative interpretations, and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Any such change or differing interpretation could materially and adversely affect a U.S. Holder.

This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular Mesa stockholders in light of their individual circumstances. For example, it does not consider the effect of any applicable state, local, or non-U.S. tax laws, or any non-income tax laws (such as estate and gift tax laws). In addition, it does not address all aspects of U.S. federal income taxation that may affect particular holders in light of their particular circumstances, including, without limitation, the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or holders subject to special tax rules, such as partnerships, subchapter S corporations, or other entities that are fiscally transparent for U.S. federal income tax purposes, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in stocks, securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding Mesa-Nevada common stock as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons whose functional currency for tax purposes is not the U.S. dollar, persons who acquired Mesa-Nevada common stock pursuant to the exercise of stock options or otherwise as compensation, persons whose Mesa-Nevada common stock constitutes qualified business stock with the meaning of Section 1202 of the Code, and persons who are not U.S. Holders.

This discussion does not address the tax consequences of transactions occurring prior to or after the Delaware Conversion (whether or not such transactions are in connection with the Delaware Conversion). This summary only applies to persons who hold Mesa-Nevada common stock and will hold Mesa-Delaware common stock as capital assets (generally, property held for investment) under the Code. Stockholders are urged to consult their tax advisors regarding the United States federal, state, local, and non-U.S. income and other tax considerations of the Delaware Conversion.

Mesa intends that the Delaware Conversion of Mesa from the State of Nevada to the State of Delaware constitutes a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Delaware Conversion is treated for U.S. federal income tax purposes as a reorganization, (1) holders of Mesa-Nevada common stock will not recognize any gain or loss as a result of the consummation of the Delaware Conversion, (2) the aggregate tax basis of shares of Mesa-Delaware’s common stock received in the Delaware Conversion will be equal to the aggregate tax basis of the shares of Mesa-Nevada’s common stock converted therefor, and (3) the holding period of the shares of Mesa-Delaware’s common stock received in the Delaware Conversion will include the holding period of the shares of Mesa-Nevada’s common stock converted therefor.

No ruling will be sought from the IRS with respect to the U.S. federal income tax consequences of the Delaware Conversion, and no assurance can be given that the U.S. federal income tax consequences described above will not be challenged by the IRS or, if challenged, will be upheld by a court. Accordingly, U.S. holders are urged to consult their tax advisors regarding the tax consequences of the Delaware Conversion.

EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISORS TO DETERMINE THE PARTICULAR U.S. FEDERAL TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE DELAWARE CONVERSION, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S., AND OTHER U.S. FEDERAL TAX LAWS.

Accounting Treatment

Mesa expects that the Delaware Conversion will have no effect from an accounting perspective because there is no change in the entity as a result of the Delaware Conversion. As such, the financial statements of Mesa-Nevada previously filed with the SEC will remain the financial statements of Mesa-Delaware following the Delaware Conversion.

Regulatory Approvals

The Delaware Conversion will not be consummated until after Mesa Stockholder Approval of the Merger Proposal is obtained. Mesa will obtain all required consents of governmental authorities, including the filing of the Articles of Conversion, the Certificate of Conversion and the Post-Conversion Charter.

Rights of Mesa Stockholders Prior to and After the Conversion from the State of Nevada to the State of Delaware

As a result of differences between the NRS and the DGCL, as well as differences between the Mesa Charter and Mesa’s existing bylaws, on the one hand, and the Post-Conversion Charter and the Post-Conversion Bylaws, on the other hand, the Delaware Conversion will effect changes in the rights of Mesa stockholders. Summarized below are the material differences between the NRS and the DGCL, the Mesa Charter and the Post-Conversion Charter, and Mesa’s existing bylaws and the Post-Conversion Bylaws. The summary below does not purport to be a complete statement of the respective rights of Mesa stockholders before and after the Delaware Conversion, and is qualified in its entirety by reference to the NRS and the DGCL, to the Mesa Charter and Mesa’s existing bylaws, and to the Post-Conversion Charter and the Post-Conversion Bylaws.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
Amendment of Charter Documents	The NRS requires that, except with respect to changing a corporation’s registered agent, which requires only a filing by the corporation of a statement of change, unless a larger proportion of voting power of the stockholders is provided in the articles of incorporation, the board of directors must adopt a resolution setting forth the amendment proposed and submit the proposed amendment to the stockholders for approval. The approval by a majority of the voting power is generally required to approve an amendment. If any proposed amendment would adversely alter or change any preference or any relative or other right given to any class or series	The DGCL provides that an amendment to the certificate of incorporation must be approved by a corporation’s board of directors followed by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class. The DGCL provides that the affirmative vote of a majority of the holders of the outstanding shares of a particular class is required to approve a proposed amendment if the amendment would increase or decrease the aggregate number of authorized shares of such class (unless such affirmative vote of such holders to amend such increase or decrease is not

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment.

The NRS also requires that (i) unless otherwise provided in the articles of incorporation, a corporation may (A) decrease the number of issued and outstanding shares of a class or series without decreasing the number of authorized shares of such class or series or (B) amend its articles of incorporation to increase or decrease the authorized number of shares of a class of capital stock, if the board of directors adopts a resolution regarding such action and it is then approved, in the case of a publicly traded corporation, by the affirmative vote of the majority of a quorum of the shares of the affected class or series, or in all other cases, by the affirmative vote of a majority of the voting power of the shares (or such greater proportion provided for in the articles of incorporation), and (ii) unless otherwise provided in the articles of incorporation, a corporation may change the number of shares of a class or series of its authorized stock and the par value of such shares (and thus correspondingly required by the certificate of incorporation and subject to certain exceptions as set forth in the DGCL), increase or decrease the par value of such shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. However, unless otherwise expressly required by the certificate of incorporation, (A) no meeting or vote of stockholders shall be required to adopt an amendment to change the corporation’s name, delete certain provisions regarding (i) the corporation’s incorporator, the initial board of directors or original subscribers for shares or (ii) a change, reclassification, subdivision, combination, or cancellation to the corporation’s stock after such change, reclassification, subdivision, combination, or cancellation has become effective, or, under certain circumstances, reclassify by subdividing the issued shares of a class of stock into a greater number of issued shares of the same class of stock (and, in connection therewith, such amendment may increase the number of authorized shares of such class up to an amount proportionate to the stock split) provided the corporation has only 1 class of stock outstanding and such class is not divided into series, and (B) an amendment to increase or

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

change the number of issued and outstanding shares of such stock) by a resolution adopted by the board of directors without the approval of the stockholders. However, if any proposed change to the number of authorized shares would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment.

The NRS also requires that no stock issued as fully paid up may ever be assessed and the articles of incorporation must not be amended regarding this provision.

The Mesa Charter currently authorizes Mesa to issue up to 125,000,000 shares of common stock, and 5,000,000 shares of preferred stock.

decrease the authorized number of shares of a class of capital stock or an amendment to reclassify by combining the issued shares of a class of capital stock into a lesser number of issued shares of the same class of stock may be made and effected, without obtaining the vote or votes of stockholders otherwise required above if: (i) the shares of such class are listed on a national securities exchange immediately before such amendment becomes effective and meet the listing requirements of such national securities exchange relating to the minimum number of holders immediately after such amendment becomes effective, (ii) at a meeting called in accordance with the DGCL, a vote of the stockholders entitled to vote thereon, voting as a single class, is taken for and against the proposed amendment, and the votes cast for the amendment exceed the votes cast against the amendment, and (iii) if the amendment increases or decreases the authorized number of shares of a class of capital stock for which no provision has been made pursuant to the last sentence of Section 242(b)(2) of the DGCL, the votes cast for the amendment by the holders of such class exceed the votes cast against the amendment by the holders of such class.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

The Post-Conversion Charter will authorize Mesa-Delaware to issue up to 5,500,000,000 shares, 5,000,000,000 of which shall be common stock.

The Post-Conversion Charter provides that the number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the requisite vote of the stockholders entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, except as may be set forth in the Post-Conversion Charter (including any certificate of designation for a series of preferred stock).

Amendment of Bylaws	The NRS provides that, unless otherwise prohibited by any bylaw adopted by the stockholders, the directors may adopt, amend, or repeal any bylaw, including any bylaw adopted by the stockholders. The articles of incorporation may grant the authority to adopt, amend, or repeal bylaws exclusively to the directors.

Under the DGCL, the power to adopt, amend or repeal the bylaws of a corporation shall be vested in the stockholders entitled to vote thereon, provided that the corporation in its certificate of incorporation may confer such power on the board of directors, although the power vested in the stockholders shall not be divested or limited where the board of directors also has such power.

The Post-Conversion Charter confers the power to adopt, amend, or repeal the bylaws on Mesa-Delaware’s board of directors.

Number of Authorized	Under the NRS, a corporation may provide in	Under the DGCL, a corporation may provide in

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
Directors; Classified Board	its articles of incorporation or bylaws for the classification of its board of directors, provided that at least one-fourth of the total number of directors is elected annually.

its certificate of incorporation or bylaws for the classification of its board of directors into as many as three classes with staggered terms of office. Neither the Certificate of Incorporation nor the bylaws of Mesa-Delaware provide for a classified board of directors.

Number of Authorized Shares	Mesa’s existing Charter provides that it is authorized to issue up to 125,000,000 shares of common stock, no par value per share, and up to 5,000,000 shares of preferred stock, no par value per share.	Under the Post-Conversion Charter, Mesa-Delaware will be authorized to issue up to 5,000,000,000 shares of common stock, par value $0.001 per share, and 500,000,000 shares of such preferred stock, par value $0.001 per share.

The total number of shares that Mesa-Delaware will be authorized to issue, as well as the total number of shares of common stock that Mesa-Delaware will be authorized to issue, will be higher than as is provided in Mesa-Nevada’s existing Articles of Incorporation.

Filling Vacancies on the Board of Directors

The NRS provides that all vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless otherwise provided in the articles of incorporation. NRS provides that unless otherwise provided in the articles of incorporation, upon a resignation by a director, the board of directors may fill the vacancy or vacancies at the time of such resignation, with such director so appointed to hold office during the remainder of the term of office of the resigning director or directors.

Mesa’s existing Charter and Bylaws are consistent with the NRS regarding board of directors vacancies.

Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws of a corporation, vacancies, and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if, at the time of filling any vacancy or newly created directorship, the directors then in office shall constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

The Post-Conversion Charter and Post-Conversion Bylaws provide that subject to the rights granted to the holders of any one or more series of preferred stock then outstanding, any newly-created directorship on the Board that results from an increase in the total number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause), shall be filled only by the affirmative vote of a majority of the directors then in office (other than directors elected exclusively by the holders of any series of preferred stock, voting separately as a series or together with one or more such series, as the case may be), although less than a quorum, or by the sole remaining director (other than directors elected exclusively by the holders of any series of preferred stock, by voting separately as a series or together with one or more series, as the case may be) (and not by stockholders).

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
Removal of Directors

The NRS provides that any one or all of the directors of a corporation may be removed by the holders of not less than two-thirds of the voting power of a corporation’s issued and outstanding stock. The NRS does not distinguish between removal of directors with or without cause.

Mesa’s existing Charter and Bylaws are consistent with the NRS regarding removal of directors.

Subject to exceptions applicable to corporations with classified boards of directors and cumulative voting provisions, under the DGCL, directors of a corporation without a classified board of directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote in an election of directors.

The Post-Conversion Charter provides that, subject to any special rights of the holders of one or more series of preferred stock to elect directors, any or all directors (other than those elected exclusively by the holders of any series of preferred stock) may be removed from office at any time, with or without cause, by the affirmative vote of a majority in voting power of all outstanding shares of stock of Mesa-Delaware entitled to vote thereon, voting together as a single class.

Interested Party Transactions	The NRS provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity of which one or more of its directors or officers are directors or officers, or in which one or more of its directors or officers have a financial interest, is void or voidable if (a) the director’s or officer’s interest in the contract or transaction is known to the board of	Under the DGCL, except for a controlling stockholder transaction under Section 144(b) or (c), an act or transaction involving or between a corporation, or one or more of the corporation’s subsidiaries, on the one hand, and one or more of its directors or officers, on the other hand, or involving or between a corporation or one or more of the corporation’s subsidiaries, on the one hand, and any other

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
	directors, committee, or stockholders and the transaction is approved or ratified by the board of directors or committee in good faith without counting the vote of the interested director or officer, or by a vote of stockholders holding a majority of the voting power in good faith, (b) the fact of the common interest is not known to the director or officer at the time the transaction is brought before the board of directors, or (c) the contract or transaction is fair to the corporation at the time it is authorized or approved.	corporation, partnership (general or limited), limited liability company, statutory trust, association, or any other entity or organization in which one or more of its directors or officers are directors, stockholders, partners, managers, members, or officers, or have a financial interest, on the other hand, may not be the subject of equitable relief, or give rise to an award of damages, against a director or officer of the corporation because of the foregoing circumstances or the receipt of any benefit by any such director, officer, entity, or organization or because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the act or transaction or was involved in the initiation, negotiation, or approval of the act or transaction (including by virtue of a director’s vote being counted for such purpose), if (i) the material facts as to the director’s or officer’s relationship or interest and as to the act or transaction, including any involvement in the initiation, negotiation, or approval of the act or transaction, are disclosed or are known to all members of the board of directors or a committee of the board of directors, and the board of directors or committee in good faith and without gross negligence authorizes the

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

act or transaction by the affirmative votes of a majority of the disinterested directors then serving on the board of directors or such committee (as applicable), even though the disinterested directors be less than a quorum; provided that if a majority of the directors are not disinterested directors with respect to the act or transaction, such act or transaction shall be approved (or recommended for approval) by a committee of the board of directors that consists of 2 or more directors, each of whom the board of directors has determined to be a disinterested director with respect to the act or transaction; (ii) the act or transaction is approved or ratified by an informed, uncoerced, affirmative vote of a majority of the votes cast by the disinterested stockholders, or (iii) the act or transaction is fair as to the corporation and its stockholders.

Stockholder Voting – Quorum	The NRS provides that unless the articles of incorporation or bylaws provide otherwise, the majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum for the transaction of business.

Under the DGCL, in the absence of specification in the certificate of incorporation or bylaws, a majority of shares entitled to vote, present in person or by proxy, constitutes a quorum at a stockholder meeting.

The Post-Conversion Bylaws provide that holders of a majority in voting power of the issued and outstanding shares of stock entitled to vote, present in

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
	Mesa’s existing Bylaws are consistent with the NRS regarding a quorum.	person or represented by proxy, constitutes a quorum at a stockholder meeting.
Duration of Proxies

Under the NRS, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless provided otherwise in the proxy, which duration may not exceed seven years.

Mesa’s existing Bylaws are consistent with the NRS above regarding proxies.

Under the DGCL, a proxy executed by a stockholder will remain valid for a period of three years, unless the proxy provides for a longer period.
Stockholder Vote for Mergers

Under the NRS, a majority of outstanding shares entitled to vote, as well as approval by the board of directors, is required for a merger or a sale of substantially all of the assets of the corporation.

Generally, the NRS does not require a stockholder vote of the surviving corporation in a merger if: (i) the plan of merger does not amend the existing articles of incorporation; (ii) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issued as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than

		Subject to several exceptions, under the DGCL, approval by holders of a majority of the voting power of the outstanding shares entitled to vote thereon, as well as approval by the board of directors, is required to approve a merger or a sale, lease, or exchange of all or substantially all of the assets of the corporation. Under one such exception, the DGCL does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if: (i) the agreement of merger does not amend in any respect the existing certificate of incorporation; (ii) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is to be an identical outstanding share or treasury share of the surviving corporation after the effective date of the	Nevada and Delaware law are substantially similar in relation to stockholder approval of mergers and other corporate reorganizations.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

20% the total number of voting shares of the surviving domestic corporation outstanding immediately before the merger; and (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.

Additionally Nevada law provides that the vote of the shareholders of a publicly traded corporation may not be required if certain conditions are satisfied, including either the offer by the other constituent entity in the merger to purchase all of the outstanding shares of the Nevada corporation entitled to vote on the merger for the consideration provided in the merger agreement or if the other constituent entity owns shares of the Nevada corporation in an amount that would be sufficient to approve the merger if a shareholder vote were taken.

merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.
Special Meetings of Stockholders	Under the NRS, unless otherwise provided in the articles of incorporation or bylaws, the entire board of directors, any two directors,	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such persons as may be	Nevada law provides for the explicit authority of the entire board of directors, any two directors, or the president to call special

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

or the president may call annual and special meetings of the stockholders.

Mesa’s existing Bylaws provide that special meetings of the stockholders for any purpose may be called at any time by (i) any two or more directors, (ii) the Chairman of the Board, (iii) the Chief Executive Officer, or (iv) the President.

authorized by the certificate of incorporation or by the bylaws.

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.

The Post-Conversion Bylaws provide that a special meeting of stockholders may be called only by or at the direction of the Board, the Chair of the Board, the Chief Executive Officer, or, subject to the procedures outlined in the Post-Conversion Bylaws, by the Secretary upon the request of holders of stock of the corporation entitling the holders thereof to not less than 10% of the total voting power of all then outstanding shares of stock of the corporation entitled to vote generally in the election of directors.

meetings, whereas Delaware law leaves discretion to the certificate of incorporation or the bylaws.
Stockholder Action by Written Consent	The NRS provides that, unless the articles of incorporation or bylaws provide otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the stockholders holding shares representing at least a majority of the voting power sign a written consent, except that if a different proportion of voting power is required for such action at a meeting, then that	Under the DGCL, unless the certificate of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

proportion of written consents is required.

Under Mesa’s existing bylaws, no action shall be taken by the stockholders except at an annual or special meeting of stockholders called and noticed in the manner required by the bylaws, nor may the stockholders take action by written consent in lieu of a meeting of stockholders.

take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation in the manner required by Section 228. In addition, the DGCL requires the corporation to give prompt notice of the taking of the action by less than unanimous consent to those stockholders as of the record date for the action by consent who have not consented and who would have been entitled to notice of the meeting if the action had been taken at a meeting and the record date of the notice of the meeting were the record date for the action by consent.

The Post-Conversion Charter provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of stockholders called in accordance with the Post-Conversion Bylaws, and no action shall be taken by the stockholders by written consent in lieu of a meeting unless such action is recommended by all of the directors of Mesa-Delaware then in office; provided, however, that holders of preferred stock may take action by written consent if expressly permitted by the certificate of designation relating to their series.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
Failure to Elect Directors	The NRS provides that if a corporation fails to elect directors within 18 months after the last election of directors, a Nevada district court will have jurisdiction in equity and may order an election upon petition of one or more stockholders holding at least 15% of the voting power.

Under the DGCL, if an annual meeting for election of directors is not held or directors have not been elected by written consent in lieu of an annual meeting within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Delaware law provides for a shorter interval than Nevada law (13 months versus 18 months) before a stockholder can apply to a court to order a meeting for the election of directors. Nevada law requires that application be made by a stockholder holding at least 15% of the voting power, whereas Delaware law permits any stockholder or director to make the application.
Advance Notice Procedures for Business to be Brought by a Stockholder at a Meeting	The NRS does not have any statutory requirement with regard to advance notice procedures required of stockholders in order to properly bring business before a meeting of stockholders. Federal securities laws generally provide that any stockholder that wishes to include a proposal in a company’s proxy materials must be received not less than 120 days in advance of the anniversary of the date on which the information statement was sent out in connection with the previous year’s annual meeting of stockholders.

The DGCL does not set forth specific advance notice procedures required of stockholders in order to properly bring business before a meeting of stockholders.

The Post-Conversion Bylaws provide that for nominations for election to the Board to be properly brought before an annual meeting by a stockholder, the stockholder must deliver written notice to the Secretary at the principal executive offices of Mesa-Delaware not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the date of the preceding year’s annual meeting.

Federal securities laws generally provide that any stockholder that wishes to include a proposal in a company’s proxy materials must be received not less than 120 days in advance of the anniversary of the date on which the information statement was sent out in connection with the previous year’s annual meeting of stockholders.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

However, if the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than seventy (70) days from the anniversary date of the previous year’s meeting, or if no annual meeting required to be held was held in the preceding year, notice by the stockholder to be timely must be delivered not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by Mesa-Delaware.

No adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice of such meeting for purposes of the notice period.

Adjournment of Stockholder Meetings	Under the NRS, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board of directors fixes a new record date for the adjourned meeting. The board of directors must fix a new record date if the meeting is adjourned or	Under the DGCL, unless the bylaws otherwise require, when a meeting is adjourned, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is	Delaware law requires companies to provide stockholders of record entitled to vote with notice of the new record date for an adjourned meeting.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
postponed to a date more than 60 days later than the meeting date set for the original meeting.

taken, (ii) displayed during the time scheduled for the meeting on the electronic network used to convene the meeting by remote communication, or (iii) set forth in the notice of meeting. However, if the adjournment is for more than 30 days, a notice of the adjourned meeting shall be sent to each stockholder of record entitled to vote at the meeting; and if after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting and shall give notice of the adjourned meeting in accordance with the DGCL, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

Stockholder Inspection Rights	Under the NRS, only a stockholder of record who owns at least 15% of the corporation’s issued and outstanding shares of stock, or has been authorized in writing by holders of at least 15% of such issued and outstanding shares, is entitled to inspect and make copies of the corporation’s financial records. This provision does not apply to	Under the DGCL, any stockholder of record or beneficial owner has the right, subject to certain limitations, to inspect and copy for any proper purpose (defined as reasonably related to such person’s interest as a stockholder) the corporation’s stock ledger, list of its stockholders, and its other books and records (as defined in Section 220 of the DGCL).	Delaware law is less restrictive regarding stockholder inspection of the company’s books and records.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

any corporation that furnishes to its stockholders a detailed, annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to section 13 or section 15(d) of the Exchange Act.

Limitation on Director and Officer Liability	Under the NRS, unless the articles of incorporation or an amendment thereto (filed on or after October 1, 2003) provides for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless (a) the presumption that the director or officer acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted; and (b) it is proven that: (i) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (ii) the breach of those duties involved intentional misconduct, fraud, or a knowing violation of law. Under the NRS, directors who make unlawful distributions to stockholders are jointly and severally liable, at any time within 3 years after each violation, to the corporation and, in the event of its dissolution or insolvency, to its creditors

Under Delaware law, if a corporation’s certificate of incorporation so provides, the personal liability of a director or certain officers (as specified in Section 102(b)(7) of the DGCL) for breach of fiduciary duty as a director or officer may be eliminated or limited; provided, however, that a corporation’s certificate of incorporation may not limit or eliminate personal liability (a) for a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (b) for a director or officer for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) for a director for the payment of unlawful dividends, stock repurchases, or redemptions, or (d) for a director or officer for any transaction in which the director received an improper personal benefit, or (e) for an officer in any action by or in the right of the corporation.

The provisions of the Post-Conversion Charter are consistent with the DGCL

Delaware law is more extensive in the enumeration of actions under which a company may not eliminate a director’s personal liability.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of such distribution, unless such director dissented at the meeting approving such action or upon learning of such action.

regarding limitation of liability.
Indemnification	Under the NRS, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding if the person: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with	Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against, in the case of non-derivative actions, expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement, and in the case derivative actions, expenses (including attorneys’ fees), in each case, actually and reasonably incurred by the person in connection with such action, suit or proceeding if: (in the case of non-derivative actions) the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best	The indemnification provisions of the NRS and the DGCL are substantially similar as both the NRS and the DGCL generally permits a corporation to indemnify officers, directors, employees, and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe that such conduct was unlawful.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. However, indemnification may not be made for any claim, issue, or matter as to which such a person has been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that such person has been successful on the merits or otherwise in defense of any proceeding subject to the Nevada indemnification laws, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful and (in the case of the defense or settlement of derivative actions) the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. A director or officer who is successful, on the merits or otherwise in defending any action, suit, or proceeding referenced above or defending any claim, issue, or matter therein, shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
Advancement of Expenses	The NRS provides that the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit, or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation.

Under the DGCL, expenses (including attorney’s fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized under the indemnification laws of Delaware. Such expenses incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees, or agents of another corporation, partnership, joint venture, trust, or other enterprise may be so paid upon such terms and conditions as the corporation deems appropriate. Under Delaware law, unless otherwise provided in its certificate of incorporation or bylaws, a corporation has the discretion whether or not to advance expenses.

Business Combination Statute	The NRS prohibits certain business combinations between a Nevada corporation and an interested stockholder of a corporation for two years	Section 203 of the DGCL generally prohibits, subject to several exceptions and exclusions, a “business combination” (as defined under Section 203 of the	Nevada law and Delaware law provide for different thresholds in determining whether or not a person is an “interested stockholder.” Under Delaware law, since

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
	after such holder becomes an interested stockholder of such corporation (the “Business Combination Statute”), unless such corporation’s articles of incorporation expressly elect not to be governed by the Business Combination Statute. Generally, an interested stockholder is a holder who is the beneficial owner of 10% or more of the voting power of a corporation’s outstanding stock and, at any time within three years immediately before the date in question, was the beneficial owner of 10% or more of the then outstanding stock of the corporation. After the three-year period, business combinations remain prohibited unless they are (a) approved by the board of directors prior to the date that the person first became an interested stockholder or by a majority of the outstanding voting power not beneficially owned by the interested party, or (b) the interested stockholder satisfies certain fair-value requirements. An interested stockholder is (i) a person that beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting shares of a corporation, or (ii) an affiliate or associate of the corporation who, at any time within the past three years, was an interested stockholder of the corporation.	DGCL) between the corporation or certain of its subsidiaries and an “interested stockholder” (as defined under Section 203 of the DGCL) for a period of three years after the stockholder becomes an “interested stockholder.” Generally, and subject to exceptions, an “interested stockholder” is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock (as such term is defined in Section 203 of the DGCL) or is an affiliate or associate (as such terms are defined in Section 203 of the DGCL) of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period prior to the date upon which the status of an “interested stockholder” is being determined. The foregoing limitation on business combinations does not apply where, among other things, (i) the transaction which resulted in the individual becoming an interested stockholder is approved by the corporation’s board of directors before such stockholder became an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation (subject to	the threshold is higher, Mesa-Delaware will be able to engage in certain transactions with stockholders that would otherwise be prohibited under Nevada law.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

exclusions) at the time the transaction commenced, or (iii) at or after the date the person becomes an interested stockholder, the business combination is approved by a majority of the board of directors of the corporation and an affirmative vote of at least 66 2/3% of the outstanding voting stock at an annual or special meeting and not by written consent, excluding stock owned by the interested stockholder. This provision also does not apply if, among other exclusions, a stockholder acquires a 15% interest inadvertently and divests itself of such ownership as soon as practicable and would not have been a 15% stockholder in the preceding three years but for the inadvertent acquisition of ownership. A Delaware corporation may opt out of Section 203 in its certificate of incorporation or a stockholder approved bylaw. Mesa-Delaware has not opted out of the protections of Section 203 of the DGCL. As a result, the statute will apply to Mesa-Delaware.

Control Share Acquisition Statute	The NRS limits the rights of persons acquiring a controlling interest in a Nevada corporation with 200 or more stockholders of record, at least 100 of whom have Nevada addresses appearing on the stock ledger of the corporation, and that does business in	Delaware does not have a control share acquisition statute. See “Business Combination Statute” above for a description of Section 203 of the DGCL regarding business combinations with interested stockholders.	Delaware law provides less protection to companies whose stockholders acquire a controlling interest and who otherwise meet requirements analogous to those set forth the NRS control share acquisition statute.

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

Nevada directly or through an affiliated corporation. A “controlling interest” is deemed to be the direct or indirect power to exercise at least (i) one-fifth or more but less than one-third, (ii) one-third or more but less that a majority, or (iii) a majority or more of the voting power of the stockholders in the election of directors. An “acquisition” means, with certain exceptions, the direct or indirect acquisition of a controlling interest. Under the NRS, an “acquiring person” that acquires a controlling interest in such a corporation may not exercise voting rights on any control shares unless such voting rights are conferred on such person by a majority vote of the disinterested stockholders of the corporation at a special or annual meeting of the stockholders. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, that does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares.

The control share acquisition statute does not apply if the corporation opts out of such provision in the

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person.
Appraisal or Dissenters’ Rights

Under the NRS, stockholders have the right, in some circumstances (including, unless otherwise provided in the articles of incorporation or bylaws of a corporation, when a controlling interest has been acquired by an acquiring person (as defined above)), to dissent from certain corporate actions and to instead demand payment of the fair value of their shares.

Unless otherwise provided in the articles of incorporation or board of director resolutions approving the plan of merger, conversion or exchange, stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock are, among other things,

(i) listed on a national securities exchange; or (ii) traded in an organized market and held by at least 2,000 stockholders of record and have a market value of at least $20,000,000, exclusive of the value of such shares held by a corporation’s subsidiaries, senior executives, directors, and beneficial stockholders owning more than 10% of such shares; or (iii) issued by an open-end

Under the DGCL, a stockholder who has neither voted in favor of certain mergers, consolidations, or conversions of a corporation to another entity, nor consented thereto in writing, who has properly demanded appraisal of their shares, and who otherwise complies with the requirements for perfecting and preserving their appraisal rights under Section 262 of the DGCL may be entitled to receive payment in cash for the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of such merger, consolidation, or conversion), together with interest (if any) to be paid on the amount determined to be fair value of such shares, as appraised by the Court of Chancery of the State of Delaware in an appraisal proceeding. However, unless the corporation’s certificate of incorporation provides otherwise, appraisal rights are not available for shares of capital stock that, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders (or at the record date for determination of

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions

management investment company registered under the Investment Company Act of 1940, as amended, unless the stockholders receive in exchange for their shares anything other than cash, or shares of any class or any series of shares of any corporation, or any other proprietary interests of any other entity, that is, among other things, listed on a national securities exchange or traded in an organized market and held by at least 2,000 stockholders of record with market value of at least $20,000,000, exclusive of the value of such shares held by corporation’s subsidiaries, senior executives, directors, and beneficial stockholders owning more than 10% of such shares at the time the corporate action becomes effective. Both stockholders of record and beneficial stockholders are entitled to dissenters’ rights.

stockholders entitled to consent pursuant to Section 228 of the DGCL) to act upon the merger, consolidation, or conversion, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders. Further, unless the corporation’s certificate of incorporate provides otherwise, no appraisal rights are available to stockholders of the surviving corporation as provided in Section 251(f) of the DGCL.

Notwithstanding the foregoing, appraisal rights are available if stockholders are required to accept for their shares anything other than (a) shares of capital stock of the surviving corporation (or of the converted entity if such entity is a corporation), (b) shares of capital stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of clauses (a) – (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent- subsidiary mergers and in certain circumstances where the certificate of incorporation so provides. Neither the Post-Conversion Charter nor the Post-Conversion Bylaws provide

Provision	NRS, Mesa-Nevada Charter, and Bylaws	DGCL, Post-Conversion Charter, and Post- Conversion Bylaws	Other Important Provisions
for appraisal rights in any additional circumstance other than as required by applicable law.
Taxes and Fees	Nevada charges corporations incorporated in Nevada an annual $500 business license fee and an annual list filing fee based on capitalization of Mesa. Fees range from $75 to a maximum of $35,000.	Subject to exceptions, Delaware imposes annual franchise tax fees on corporations incorporated in Delaware. The annual fee generally ranges from $175 to a maximum of $250,000, based on an equation whose inputs include either the corporation’s total number of authorized shares or the corporation’s assumed par value, as indicated by the corporation’s gross assets and total issued shares.

The Escrow Issuance

The Merger Agreement also provides for the Escrow Issuance, upon the terms and subject to the conditions of the Three Party Agreement and the Escrow Agreement.

If the Merger Proposal and the Nasdaq Stock Issuance Proposal are approved by the Mesa stockholders and the Merger is consummated, Mesa will conduct the Escrow Issuance promptly following the Closing (and in all events immediately following the Effective Time). If the Net Debt Amount remains a positive number as of the Closing, then the Escrow Assets with an aggregate dollar amount equal to the Net Debt Amount will be distributed first to United Airlines. If any Escrow Assets remain after the United Entitlement, such Escrow Assets will be distributed to the Surviving Corporation to satisfy certain additional liabilities, if any, of the Surviving Corporation. Any Escrow Assets that remain after satisfying the United Entitlement and the Surviving Corporation Entitlement will be distributed to the Pre-Merger Mesa Shareholders on a pro rata basis to the extent of any remaining. Immediately after the Merger, the shares of common stock of the Surviving Corporation issued in the Escrow Issuance are expected to represent six percent (6%) of the outstanding shares of common stock of the Surviving Corporation on a fully diluted basis.

The Escrow Assets will be held by the Escrow Agent pursuant to and governed by the terms of the Three Party Agreement and the Escrow Agreement, and will be distributed by the Escrow Agent to United Airlines, the Surviving Corporation, and/or the Pre-Merger Mesa Shareholders, as applicable, in accordance with the provisions of the Merger Agreement, the Three Party Agreement and the Escrow Agreement.

The terms of, reasons for and other aspects of the Escrow Issuance are described in detail in the sections of this proxy statement/prospectus titled “The Merger Agreement – The Escrow Issuance” and “Agreements Related to the Merger – The Three Party Agreement.” Copies of the Three Party Agreement and the Escrow Agreement are filed as Exhibit 10.15 and Exhibit 10.36 to the registration statement of which this proxy statement/prospectus forms a part, respectively.

Effect of Vote for the Merger Proposal

After careful consideration, the Mesa board of directors, unanimously determined that the Merger and all transactions contemplated by the Merger Agreement, including the Delaware Conversion and the Escrow Issuance, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and fair to, and in the best interests of, Mesa and its stockholders, and approved the Merger Agreement and all transactions contemplated thereby, including the Merger, the Delaware Conversion and the Escrow Issuance. A vote in favor of the Merger Proposal is a vote in favor of the Merger and all transactions contemplated by the Merger Agreement, including the Delaware Conversion and the Escrow Issuance.

Effect of Not Obtaining the Required Vote for Approval

If Mesa fails to obtain the requisite vote of stockholders for approval of the Merger Proposal, the Merger, and related Delaware Conversion will not be consummated, and Mesa will continue to be incorporated in Nevada and governed by the NRS, the Mesa Charter, and Mesa’s existing bylaws, and the Escrow Issuance will not be affected.

Required Vote

Assuming a quorum is present at the Mesa Special Meeting, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Mesa common stock entitled to vote thereon at the Mesa Special Meeting. Any shares not present or represented by proxy (including due to the failure of a Mesa stockholder who holds shares in “street name” through a bank, broker, or other nominee to provide voting instructions with respect to any proposals at the Mesa Special Meeting to such bank, broker, or other nominee) will have the same effect as a vote “AGAINST” the Merger Proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Merger Proposal will be counted as a vote “AGAINST” the Merger Proposal for the purposes of the requirement that the Merger Proposal receive the affirmative vote of the holders of a majority of the outstanding shares of Mesa common stock entitled to vote thereon at the Mesa Special Meeting. In addition, if a Mesa stockholder who holds shares in “street name” through a bank, broker, or other nominee provides voting instructions for one or more other proposals, but not for the Merger Proposal, it will have the same effect as a vote “AGAINST” the Merger Proposal.

THE MESA BOARD OF DIRECTORS RECOMMENDS THAT MESA STOCKHOLDERS

VOTE “FOR” THE MERGER PROPOSAL.

PROPOSAL NO. 2 — THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the Mesa Special Meeting, Mesa stockholders will be asked to approve (i) the issuance of shares of Mesa common stock (a) to the stockholders of Republic pursuant to the Merger Agreement, which shares of Mesa common stock will represent more than 20% of the shares of Mesa common stock outstanding immediately prior to the Merger, and (b) in respect of the Escrow Shares, which shall ultimately be distributed to one or more of United Airlines, the Surviving Corporation, or the Pre-Merger Mesa Shareholders, pursuant to the terms of the Merger Agreement and the Three Party Agreement and (ii) the change of control arising from the issuance of shares in connection with the Merger and the Escrow Issuance, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

Immediately after the Merger, the Pre-Merger Mesa Shareholders are expected to own approximately six percent (6%) of the outstanding shares of the Surviving Corporation on a fully-diluted basis, and former Republic securityholders are expected to own approximately eighty-eight (88%) of the outstanding shares of the Surviving Corporation on a fully- diluted basis, subject to certain assumptions. The Pre-Merger Mesa Shareholders will have the contingent right to receive, on a pro rata basis, up to an additional six percent (6%) of the issued and outstanding shares of the Surviving Corporation, subject to certain conditions. Whether any of the additional six percent will ultimately be distributed to the Pre-Merger Mesa Shareholders cannot be estimated at this point in time as it is dependent on both (i) the finally determined Net Debt Amount and (ii) the finally determined Surviving Corporation Stock Value, neither of which will be finally determined until after the Closing, as described in detail in the section titled “Agreements Related to the Merger — the Three Party Agreement — Mesa’s Delivery of Proposed Final Closing Statement and United Airlines’ and the Surviving Corporation’s Responses”

The terms of, reasons for and other aspects of the Merger Agreement, the Merger, and the issuance of Mesa common stock in the Merger are described in detail in the section of this proxy statement/prospectus titled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Mesa common stock in the Merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 88%, or 94% including the Escrow Shares, of Mesa common stock on a fully diluted basis immediately following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Mesa must obtain the approval of Mesa stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the Merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Mesa must obtain the approval of Mesa stockholders of the change of control arising from the issuance of shares in connection with the Merger and the Escrow Issuance.

Mesa must also obtain the approval of Mesa stockholders for the issuance of the Escrow Shares pursuant to the terms of the Merger Agreement.

Required Vote

The affirmative vote of a majority of the votes cast by the holders of Mesa common stock at the Mesa Special Meeting is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker-non votes, if any, will have no effect on the outcome of the vote on the Nasdaq Stock Issuance Proposal.

The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.

THE MESA BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 3 — THE ADVISORY COMPENSATION PROPOSAL

General

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act, Mesa is providing its stockholders with the opportunity to cast a non-binding, advisory vote to approve certain compensation payments that will or may be made to three of Mesa’s named executive officers, Jonathan G. Ornstein, Michael J. Lotz, and Brian S. Gillman, in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Advisory Compensation” table and the footnote to that table contained in the section captioned “The Merger —Interests of Mesa’s Directors and Officers in the Merger.”

Mesa believes that those certain compensation payments that will or may be made to three of Mesa’s named executive officers in connection with the Merger are reasonable and further the goals of Mesa’s executive compensation program by ensuring the retention of talented executive officers and aligning their interests with the long-term interests of Mesa’s stockholders.

Mesa asks that its stockholders vote “FOR” the following resolution:

“RESOLVED, that certain compensation payments that will or may be made to Jonathan G. Ornstein, Michael J. Lotz, and Brian S. Gillman, three of Mesa’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Advisory Compensation” table and the footnote to that table contained in the section captioned “The Merger — Interests of Mesa’s Directors and Officers in the Merger — Advisory Compensation,” is hereby APPROVED on a non-binding, advisory basis.”

This vote is advisory and, therefore, it will not be binding on Mesa, nor will it overrule any prior decision or require the Mesa board of directors (or any committee thereof) to take any action. Accordingly, regardless of the outcome of the advisory vote, Mesa’s named executive officers may be or become entitled to certain compensation payments in connection with the Merger, as disclosed in this proxy statement/prospectus. However, the Mesa board of directors values the opinions of Mesa’s stockholders, and to the extent that there is any significant vote against the Advisory Compensation Proposal, the Mesa board of directors will consider Mesa’s stockholders’ concerns and will evaluate whether any actions are necessary to address those concerns. The Mesa board of directors will consider the vote of a majority of the votes cast “FOR” the foregoing resolution as non-binding, advisory approval of certain compensation arrangements that will or may be made to Mesa’s named executive officers in connection with the Merger.

Required Vote

The approval of the Advisory Compensation Proposal requires the affirmative vote of the holders of a majority of votes cast by the Mesa stockholders at the Mesa Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Advisory Compensation Proposal.

The Merger is not conditioned upon the approval of the Advisory Compensation Proposal.

THE MESA BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADVISORY COMPENSATION PROPOSAL.

PROPOSAL NO. 4 — THE EQUITY PLAN PROPOSAL

General

At the Mesa Special Meeting, Mesa will ask its stockholders to approve the 2025 Equity Incentive Plan to be effective on the Closing Date. The 2025 Equity Incentive Plan was approved by Mesa’s board of directors on July 8, 2025, subject to stockholder approval and the consummation of the Merger. The 2025 Equity Incentive Plan is intended to replace the Mesa 2018 Equity Incentive Plan and as well as the Republic Omnibus Incentive Plan for awards granted after the Merger is consummated. If the 2025 Equity Incentive Plan is approved by stockholders and the Merger is consummated, no further awards will be granted under the Mesa 2018 Equity Incentive Plan.

The purpose of the 2025 Equity Incentive Plan is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of the Surviving Corporation and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2025 Equity Incentive Plan are to attract and retain the best available employees, officers, non-employee directors, and other individual service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Surviving Corporation through incentives that are consistent with the Surviving Corporation’s goals and that link the personal interests of participants to those of the Surviving Corporation’s stockholders. The 2025 Equity Incentive Plan allows for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), other stock-based awards, and incentive bonuses, collectively referred to herein as “Awards.”

Summary of the 2025 Equity Incentive Plan

The following description of the 2025 Equity Incentive Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2025 Equity Incentive Plan, a copy of which is filed as Exhibit 10.37 to the registration statement of which this proxy statement/prospectus forms a part. Stockholders are urged to read the 2025 Equity Incentive Plan in its entirety.

Awards under the 2025 Equity Incentive Plan may be granted to any (i) individual employed by the Surviving Corporation or its subsidiaries (other than those U.S. employees covered by a collective bargaining agreement unless and to the extent that such eligibility is set forth in such collective bargaining agreement or similar agreement); (ii) director or officer of the Surviving Corporation or its subsidiaries; or (iii) consultant or advisor to the Surviving Corporation or its subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act.

The 2025 Equity Incentive Plan will be administered by the compensation committee of the Surviving Corporation board of directors (the “Board”) or such other committee of the Board to which it has properly delegated power, or if no such committee or subcommittee exists, the Board (the “Administrator”).

The 2025 Equity Incentive Plan initially reserves     shares for issuance (without giving effect to any reverse stock split).

All awards granted under the 2025 Equity Incentive Plan will vest and/or become exercisable in such manner and on such date or dates or upon such event or events as determined by the Administrator. Awards available for grant under the 2025 Equity Incentive Plan include, non-qualified stock options and incentive stock options, restricted shares of the Surviving Corporation’s common stock, restricted stock units, other equity-based awards tied to the value of the Surviving Corporation’s shares, and cash-based awards.

Awards other than cash-based awards are generally subject to adjustment in the event of (i) any dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, or other similar transactions or events, or (ii) unusual or nonrecurring events affecting the Surviving Corporation, including changes in applicable rules, rulings, regulations or other requirement. In addition, in connection with any change in control, the Administrator may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Administrator.

The Board may amend, alter, suspend, discontinue, or terminate the 2025 Equity Incentive Plan or any portion thereof at any time, but no such amendment, alteration, suspension, discontinuance, or termination may be made without stockholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under the 2025 Equity Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2025 Equity Incentive Plan. Any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

All awards granted under the 2025 Equity Incentive Plan are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by the board of directors or the Administrator and as in effect from time to time and (ii) applicable law.

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to the Surviving Corporation and the participants who receive Awards under the 2025 Equity Incentive Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their own tax advisor concerning the tax implications of Awards granted under the 2025 Equity Incentive Plan.

Incentive Stock Options

Options granted under the 2025 Equity Incentive Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition”, as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then the Surviving Corporation will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The Surviving Corporation will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Nonqualified Stock Options

No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The Surviving Corporation will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The Surviving Corporation will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

Restricted Stock Awards

A participant who receives unvested shares of Surviving Corporation common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The Surviving Corporation will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Stock Units, Other Stock-Based Awards, Incentive Bonuses

Generally, no taxable income is recognized upon the grant of RSUs, other stock-based awards or incentive bonuses. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The Surviving Corporation will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2025 Equity Incentive Plan will be subject to the $1 million annual deduction limitation. The Administrator of the 2025 Equity Incentive Plan may grant Awards under the 2025 Equity Incentive Plan or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the Surviving Corporation and its stockholders.

New Plan Benefits

Mesa cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible participants under the 2025 Equity Incentive Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the Administrator of the 2025 Equity Incentive Plan.

Required Vote

The affirmative vote of a majority of votes cast by the holders of Mesa common stock at the Mesa Special Meeting is required to approve the Equity Plan Proposal. Abstentions and broker non-votes, if any, will have no effect on the Equity Plan Proposal.

The Merger is not conditioned upon the approval of the Equity Plan Proposal.

THE MESA BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE EQUITY PLAN PROPOSAL.

PROPOSAL NO. 5 — THE ADJOURNMENT PROPOSAL

General

If Mesa fails to receive a sufficient number of votes to approve Proposal Nos. 1 through 4, Mesa may propose to adjourn the Mesa Special Meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1 through 4. Mesa currently does not intend to propose adjournment at the Mesa Special Meeting if there are sufficient votes to approve Proposal Nos. 1 through 4.

If a quorum is not present at the Mesa Special Meeting, under Mesa’s second amended and restated bylaws, as amended, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the special meeting.

Required Vote

The affirmative vote of a majority of the shares of Mesa common stock entitled to vote at the Mesa Special Meeting, present in person or represented by proxy, is required to approve the Adjournment Proposal. Abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Adjournment Proposal.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares “FOR” the Adjournment Proposal.

THE MESA BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

MESA’S BUSINESS

Overview

Headquartered in Phoenix, Arizona, Mesa is the holding company of Mesa Airlines, a regional air carrier providing scheduled passenger service to 79 cities in 31 states, Cuba, and Mexico. As of June 30, 2025, Mesa operated a fleet of 60 E175 regional aircraft with approximately 254 daily departures. As of June 30, 2025, Mesa also had 21 CRJ-900 airframes and 34 CRJ-900 engines held for sale. The aircraft in Mesa’s fleet were operated as United Express pursuant to the terms of the United CPA. Except as set forth in the following sentence, all of Mesa’s consolidated contract revenues for the three and nine months ended June 30, 2025 and June 30, 2024 were derived from operations associated with the United CPA, leases of aircraft to a third party, and MPD. Revenues during the nine months ended June 30, 2024 also included $7.2 million in revenues derived from the DHL FSA, which terminated in March 2024. Additionally, Mesa’s leases of aircraft to a third party terminated upon the sale of such aircraft to United Airlines during the nine months ended June 30, 2025.

The United CPA involves a revenue-guarantee arrangement whereby United Airlines pays fixed-fees for each aircraft under contract, departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time), and reimbursement of certain direct operating expenses in exchange for providing flight services. United Airlines also pays certain expenses directly to suppliers, such as fuel, ground operations, and landing fees. Under the terms of the United CPA, United Airlines controls route selection, pricing, and seat inventories, reducing Mesa’s exposure to fluctuations in passenger traffic, fare levels, and fuel prices.

Regional aircraft are optimal for short- and medium-haul scheduled flights that connect outlying communities with larger cities and act as “feeders” for domestic and international hubs. In addition, regional aircraft are well suited to serve larger city pairs during off-peak times when load factors on larger jets are low. The lower trip costs and operating efficiencies of regional aircraft, along with the competitive nature of the CPA bidding process, provide significant value to major airlines.

Mesa’s Strategy

Mesa’s business strategy consists of the following elements:

Maintain Low-Cost Structure

Mesa has established itself as a low cost provider of regional airline and cargo flight services. Mesa intends to continue its disciplined cost control approach through responsible outsourcing of certain operating functions, by flying large regional aircraft with associated lower maintenance costs and common flight crews across fleet types, and through the diligent control of corporate and administrative costs by implementing company-wide efforts to improve its cost structure.

Attractive Work Opportunities

Mesa believes its employees have been, and will continue to be, a key to Mesa’s success. Mesa intends to continue to offer competitive compensation packages, foster a positive and supportive work environment and provide opportunities to fly state-of-the-art, large-gauged regional jets to differentiate Mesa from other carriers and make Mesa an attractive place to work and build a career.

Aircraft Fleet

As of June 30, 2025, Mesa only flies large regional jets manufactured by Embraer S.A. (“Embraer”), specifically the E175 aircraft, all of which are owned by United Airlines.

As of June 30, 2025, Mesa had 81 aircraft (owned and leased) consisting of the following:

	Embraer Regional Jet-175 (70-76 seats)	Canadair Regional Jet-700 (50-70 seats)	Canadair Regional Jet-900 (76-79 seats)	Total
Active under CPA	60	—	—	60
Not operated and held for sale	—	—	21	21

Subtotal	60	—	21	81
Unassigned	—	—	—	—

Total	60	—	21	81

The following table lists the aircraft Mesa owns and leases as of June 30, 2025 and the passenger capacity of such aircraft:

Type of Aircraft	Owned	Leased		Total	Passenger Capacity
E175 Regional Jet	—	60	(1)	60	70-76
CRJ-900 Regional Jet	21	—		21	76-79
CRJ-700 Regional Jet	—	—		—	50-70
Total	21	60		81

(1)	All 60 of these E175 aircraft are owned by United Airlines and leased to Mesa at nominal amounts.

Embraer regional jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, a stand-up cabin, overhead and under seat storage, lavatories, and in-flight snack and beverage service. The speed of MHI and Embraer regional jets is comparable to larger aircraft operated by major airlines, and they have a range of approximately 1,600 miles and 2,100 miles, respectively.

The following table summarizes Mesa’s available seat miles (“ASMs”) flown and contract revenue recognized under Mesa’s CPAs for the fiscal years ended September 30, 2024 and 2023, respectively:

	Year Ended September 30, 2024				Year Ended September 30, 2023
	Available Seat Miles	Contract Revenue	Contract Revenue per ASM		Available Seat Miles	Contract Revenue	Contract Revenue per ASM
	(in thousands)		(in cents)		(in thousands)		(in cents)
American Airlines	—	$—		—	790,513	$107,019	¢	13.54
United Airlines	3,898,559	$394,206	¢	10.11	3,444,900	$294,129	¢	8.54
Other(1)	—	$10,116		—	—	$20,150		—

Total	3,898,559	$404,322	¢	10.37	4,235,413	$421,298	¢	9.95

(1)	Includes revenue from the DHL FSA, GoJet lease, and MPD.

United Airlines Capacity Purchase Agreement

Mesa’s agreement with United Airlines consists of the operation of E175 and CRJ-900 aircraft under the United CPA. The financial arrangement between Mesa and United Airlines includes a revenue-guarantee arrangement. Under the revenue-guarantee provisions, United Airlines pays Mesa a fixed minimum monthly amount per aircraft under contract, plus additional amounts related to departures and block hours flown. Mesa also receives direct reimbursement of certain operating expenses, including heavy airframe, engine, APU and landing gear maintenance, certain part repairs, and passenger liability insurance. Other expenses, including fuel and ground operations are directly paid to suppliers by United Airlines. Mesa believes it is in material compliance with the terms of the United CPA.

Mesa benefits from the revenue guarantee arrangement under the United CPA because Mesa is sheltered, to an extent, from some of the elements that cause volatility in airline financial performance, including variations in ticket prices, fluctuations in number of passengers and fuel prices. However, Mesa does not benefit from positive trends in ticket prices (including ancillary revenue programs), the number of passengers enplaned, or reductions in fuel prices. United Airlines retains all revenue collected from passengers carried on Mesa’s flights. In providing regional flying under the United CPA, Mesa uses the logos, service marks, and aircraft paint schemes of United Airlines.

As of June 30, 2025, Mesa operated 60 E175 aircraft under the United CPA. Under the United CPA, United Airlines owns all of the E175 aircraft as of June 30, 2025. The E175 aircraft owned by United Airlines and leased to Mesa have terms expiring between 2026 and 2028.

In exchange for providing flight services under the United CPA, Mesa receives a fixed monthly minimum amount per aircraft under contract plus certain additional amounts based on exceeding established goals for certain operational metrics. United Airlines also reimburses Mesa for certain costs on an actual basis, including property tax per aircraft and passenger liability insurance. Other expenses, including fuel and landing fees, are directly paid to suppliers by United Airlines.

United Airlines reimburses Mesa on a pass-through basis for certain costs related to heavy airframe and engine maintenance, landing gear, auxiliary power units (“APUs”) and component maintenance for the aircraft owned by United Airlines. The United CPA permits United Airlines, subject to certain conditions, including the payment of certain costs tied to aircraft type, to terminate the agreement in its discretion, or remove aircraft from service, by giving Mesa notice of 90 days or more. If United Airlines elects to terminate the United CPA in its entirety or permanently remove select aircraft from service, Mesa is permitted to return any of the affected aircraft leased from United Airlines at no cost to us.

During the nine months ended June 30, 2025, Mesa amended the United CPA, providing for the following:

•	The extension of the CPA rate increases agreed upon in the January 2024 United CPA Amendments through March 31, 2026.

•	The extension of incentives for achieving certain performance metrics through March 2026.

•	The commitment of a combined fleet of 60 CRJ-900 and E175 aircraft through February 2025, and an entirely E175 fleet by March 2025.

•	Reimbursement of up to $14.0 million of expenses related to the transition to an entirely E175 fleet.

•	Amendment of certain scheduled exit dates for Mesa’s E175 and CRJ-900 Covered Aircraft (as defined in the United CPA).

In January 2024, the United CPA was amended to provide for the following:

•	Increased CPA rates for E175 aircraft, retroactive to October 1, 2023 through December 31, 2024;

•	Amended certain notice requirements for removal by United Airlines of up to eight CRJ-900 Covered Aircraft (as defined in the United CPA) from the United CPA;

•	Extended United Airlines’ existing utilization waiver for Mesa’s operation of E175 and CRJ-900 Covered Aircraft (as defined in the United CPA) to June 30, 2024.

Additionally, in January 2023, in consideration for entering in the United CPA and providing the revolving line of credit, discussed in Note 8 – “Long-Term Debt, Finance Leases, and Other Borrowings” in the notes to Mesa’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus, Mesa (i) granted United Airlines the right to designate one individual to the Mesa’s board of directors (the “United Designee”), which occurred effective May 2, 2023 with the appointment of Jonathan Ireland and

(ii) issued to United Airlines 4,042,061 shares of Mesa common stock equal to approximately 10% of Mesa’s issued and outstanding capital stock on such date (the “United Shares”). United Airlines’ board designee rights will terminate at such time as United Airlines’ equity ownership in Mesa falls below five percent (5%) of Mesa’s issued and outstanding stock.

United Airlines was also granted pre-emptive rights relating to the issuance of any equity securities by Mesa and certain registration rights, set forth in a definitive registration rights agreement with United Airlines, granting United Airlines customary demand registration rights in respect of publicly registered offerings of Mesa, subject to usual and customary exceptions and limitations.

The United CPA is subject to termination prior to its expiration, including under the following circumstances:

•	If certain operational performance factors fall below a specified percentage for a specified time, subject to notice under certain circumstances;

•	If Mesa fails to perform the material covenants, agreements, terms, or conditions of the United CPA or similar agreements with United Airlines, subject to 30 days’ notice and cure rights;

•	If either United Airlines or Mesa become insolvent, file bankruptcy, or fail to pay debts when due, the non-defaulting party may terminate the agreement;

•	If Mesa merges with, or if control of Mesa is acquired by another air carrier or a corporation directly or indirectly owning or controlling another air carrier;

•

United Airlines, subject to certain conditions, including the payment of certain costs tied to aircraft type, may terminate the agreement in its discretion, or remove E175 aircraft from service, by giving Mesa notice of 90 days or more; and

•

If United Airlines elects to terminate the United CPA in its entirety or permanently remove aircraft from service, Mesa is permitted to return any of the affected E175 aircraft leased from United Airlines at no cost to Mesa.

Upon closing of the transactions contemplated by the Merger Agreement, the United CPA will be replaced with the Go-Forward CPA. For more information regarding the Go-Forward CPA, please see the section titled “Republic’s Business – Capacity Purchase Agreements with Republic’s Partners – United Airlines – Go-Forward CPA” beginning on page 263 of this proxy statement/prospectus.

DHL Flight Services Agreement

On December 20, 2019, Mesa entered into the DHL FSA. Under the terms of the DHL FSA, Mesa operated four Boeing 737 aircraft to provide cargo air transportation services. In exchange for providing cargo flight services, Mesa received a fee per block hour with a minimum block hour guarantee. Mesa was eligible for a monthly performance bonus or subject to a monthly penalty based on timeliness and completion performance. Ground support expenses including fueling and airport fees were paid directly by DHL. On March 15, 2024, Mesa entered into Amendment No. 3 to Mesa’s DHL FSA which provided for the wind-down and termination of Mesa’s flight operations on behalf of DHL. As part of this Amendment, Mesa received $1.0 million for wind-down and associated costs.

American Airlines Capacity Purchase Agreement

In December 2022, Mesa entered into Amendment No. 11 (the “American Amendment”) to the Amended and Restated Capacity Purchase Agreement previously entered into in November 2020 (as theretofore amended, the “Mesa/American Airlines CPA”). The American Amendment provided for the termination and wind-down of the Mesa/American Airlines CPA by April 3, 2023 (the “Wind-down Period”), at which time all Covered Aircraft (as defined in the Mesa/American Airlines CPA) were removed from the Mesa/American Airlines CPA. In March 2023, Mesa began to transition aircraft operated under the Mesa/American Airlines CPA to the United CPA. The Mesa/American Airlines CPA was previously set to expire by its terms on December 31, 2025.

Under the terms of the American Amendment, during the Wind-down Period (i) Mesa continued to receive a fixed minimum monthly amount per aircraft covered by the Mesa/American Airlines CPA, plus additional amounts based on the number of flights and block hours flown during each month, subject to adjustment based on Mesa’s controllable completion rate and certain other factors, and (ii) American Airlines agreed not to exercise certain termination or withdrawal rights under the Mesa/American Airlines CPA if Mesa failed to meet certain operational performance targets for the period measured from December 1, 2022 through April 3, 2023.

No Material Breach (as defined in the Mesa/American Airlines CPA) occurred that would have required the payment of liquidated damages. As a result, American Airlines agreed to waive Mesa’s failure to meet certain past operational performance targets and other requirements, which triggered termination and withdrawal rights for American Airlines pursuant to the terms of the Mesa/American Airlines CPA. All CCF targets were met during the Wind-down Period, and there were no penalties associated with that performance metric. The parties executed a written mutual release of all claims.

Maintenance and Repairs

Airlines are subject to extensive regulation. Mesa has an FAA mandated and approved maintenance program. Aircraft maintenance and repair consists of routine and non-routine maintenance, and work performed is divided into three general categories: line maintenance, heavy maintenance, and component service. Mesa also outsources certain aircraft maintenance and other operating functions. Mesa uses competitive bidding among qualified vendors to procure these services. Mesa has long-term maintenance contracts with AAR to provide fixed-rate parts procurement and component overhaul services for its aircraft fleet. Under these agreements, AAR provides maintenance and engineering services on any aircraft that Mesa designates during the term of the agreement, along with access to a spare parts inventory pool, in exchange for a fixed monthly fee.

Line maintenance consists of routine daily and weekly scheduled maintenance checks on Mesa’s aircraft. Line maintenance is performed at certain locations throughout Mesa’s system and represents the majority of and most extensive maintenance Mesa performs. Major airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to accomplish and typically are required approximately every 28 months, on average, across Mesa’s fleet. Engine overhauls and engine performance restoration events are quite extensive and can take two months. Mesa maintains an inventory of spare engines to provide for continued operations during engine maintenance events. Mesa expects to begin the initial planned engine maintenance overhauls on Mesa’s new engine fleet approximately four to six years after the date of manufacture and introduction into Mesa’s fleet, with subsequent engine maintenance every four to six years thereafter. Due to Mesa’s current fleet size, Mesa believes outsourcing all of its heavy maintenance, engine restoration, and major part repair is more economical than performing this work using its internal maintenance team.

Competition

Mesa considers its primary competition to be U.S. regional airlines that currently hold or compete for CPAs for passenger services with major airlines. Mesa’s competition includes, therefore, nearly every other domestic regional airline, including Commuteair, Inc.; Endeavor Air, Inc. (owned by Delta Air Lines); Envoy Air, Inc.; PSA Airlines, Inc.; Piedmont Airlines, Inc. (Envoy, PSA, and Piedmont are subsidiaries of the parent company of American Airlines); Horizon Air Industries, Inc. (owned by Alaska Air Group, Inc.); SkyWest Airlines, Inc.; Republic; and GoJet Airlines.

Major airlines typically offer CPAs to regional airlines on the basis of the following criteria: availability of labor resources; proposed contract economic terms; reliable and on-time flight operations; corporate financial resources including ability to procure and finance aircraft; customer service levels; and other factors.

Certain of Mesa’s competitors are larger and have significantly greater financial and other resources than Mesa does. Moreover, economic downturns, combined with competitive pressures, have contributed to a number of reorganizations, bankruptcies, liquidations, and business combinations among major and regional carriers. The effect of economic downturns is somewhat mitigated by Mesa’s reliance on a CPA with revenue-guarantee provisions, but the renewal and continued profitability of Mesa’s partnership with United Airlines is not guaranteed.

Aircraft Fuel

The United CPA currently provides that United Airlines sources, procures, and directly pays third-party vendors for all fuel used in the performance of the United CPA. Accordingly, Mesa does not recognize fuel expenses or revenues for flying under the United CPA and Mesa faces very limited exposure to fuel price fluctuations. Fuel expenses relating to MPD are paid by Mesa.

Insurance

Mesa maintains insurance policies that it believes are of types customary in the airline industry and as required by the DOT, lessors and other financing parties, and United Airlines under the terms of the United CPA. The policies principally provide liability coverage for public and passenger injury; damage to property; loss of or damage to flight equipment; fire; auto; directors’ and officers’ liability; advertiser and media liability; cyber risk liability; fiduciary; workers’ compensation and employer’s liability; and war risk (terrorism). Although Mesa currently believes its insurance coverage is adequate, Mesa cannot assure you that the amount of such coverage will not be changed or that Mesa will not be forced to bear substantial losses from accidents.

Human Capital Management

As of June 30, 2025, Mesa employed 1,645 employees, consisting of 548 pilots, 581 flight attendants, 31 flight dispatchers, 327 maintenance employees, and 158 employees in administrative or other roles. Mesa’s continued success is partly dependent on its ability to continue to attract and retain qualified personnel. Mesa has never been the subject of a labor strike or labor action that materially impacted its operations.

FAA regulations require pilots to have an Airline Transport Pilot (“ATP”) license with specific ratings for the aircraft to be flown, and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors, and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must also meet experience standards prescribed by FAA regulations. All safety-sensitive employees are subject to pre-employment, random, and post-accident drug testing.

The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. In addition, as is common with most of Mesa’s competitors, Mesa has faced considerable turnover of its employees. Regional airline pilots, flight attendants, and maintenance technicians often leave to work for larger airlines, which generally offer higher salaries and better benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians revert back to the rate that occurred over the recent past and/or, sharply increase, the result will be significantly higher training costs than otherwise would be necessary, as well as a shortage in the required number of applicable personnel, and Mesa may need to request a reduced flight schedule with United Airlines, which may result in operational performance penalties under the United CPA. Mesa cannot assure that it will be able to recruit, train, and retain the qualified employees that it needs to carry out its expansion plans or replace departing employees.

As of June 30, 2025, approximately 68.63% of Mesa’s employees were represented by labor unions under collective-bargaining agreements, as set forth below. No other employees of Mesa’s or its subsidiaries are parties to any other collective bargaining agreement or union contracts.

Employee Groups	Number of Employees	Representative	Labor Agreement Amendable As of
Pilots	548	Air Line Pilots Association	10/17/2022
Flight Attendants	581	Association of Flight Attendants	8/30/2022
Dispatchers	31
Maintenance Department	327
Administrative	158

The RLA governs Mesa’s relations with labor organizations. Under the RLA, the CBAs generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board (“NMB”) to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board (“PEB”) may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to “self-help,” including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties. The table above sets forth Mesa’s employee groups and status of the CBAs.

Safety and Security

Mesa is committed to the safety and security of its passengers and employees. Mesa has taken many steps, both voluntarily and as mandated by governmental authorities, to increase the safety of its operations. Some of the safety and security measures Mesa has taken with United Airlines includes aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. Mesa is committed to complying with future safety and security requirements.

Mesa’s ongoing focus on safety relies on training its employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of its operation including dispatch, flight operations, and maintenance.

The TSA and the U.S. Customs and Border Protection, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from U.S. international flights are subject to customs, border, immigration, and similar requirements of equivalent foreign governmental agencies. Mesa is currently in compliance with all directives issued by such agencies. Mesa maintains active, open lines of communication with the TSA at all of its locations to ensure proper standards for security of its personnel, equipment and facilities are exercised throughout Mesa’s operations.

Fleet

As of June 30, 2025 Mesa’s active aircraft fleet consisted of the following:

Aircraft Type	Owned	Leased	Total	Passenger Capacity	Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
E175 Regional Jet	—	60	60	70-76	2,100	530	9.6

Several factors impact Mesa’s fleet size, including contract expirations, lease expirations, growth opportunities, and opportunities to transition to an alternative airline partner. Below is a summary of Mesa’s fleet by aircraft type. Mesa’s actual future fleet size and mix of aircraft types may vary materially from Mesa’s current fleet size.

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E175s — As of June 30, 2025 Mesa operated 60 E175 aircraft under the United CPA. As part of the United CPA, Mesa agreed to extend the term of 60 of Mesa’s E175 aircraft (owned by United Airlines) for an additional five years which will now expire between 2026 and 2028, subject to United Airlines’ early termination rights. United Airlines also has the right to extend the term of these aircraft for four additional three-year increments. The United CPA permits United Airlines, subject to certain conditions, including the payment of certain costs tied to aircraft type, to terminate the United CPA in its discretion, or remove aircraft from service, by giving Mesa 90 days’ notice.

Facilities

In addition to aircraft, Mesa has office and maintenance facilities to support its operations. Each of Mesa’s facilities are summarized in the following table:

Type	Location	Ownership	Approximate Square Feet
Corporate Headquarters	Phoenix, Arizona	Leased	33,770
Training Center	Phoenix, Arizona	Leased	13,183
Parts/Stores	Phoenix, Arizona	Leased	12,000
Office, Hangar and Warehouse	El Paso, Texas	Leased	31,292
Hangar	Houston, Texas	Leased	74,524
Hangar	Louisville, Kentucky	Leased	26,762
Hangar	Dulles, Washington	Leased	28,709
Cargo Building	Dulles, Washington	Leased	1,475
Warehouse	Tucson, Arizona	Leased	18,894

Mesa’s corporate headquarters and training facilities in Phoenix, Arizona are subject to long-term leases expiring on November 30, 2032 and May 31, 2026, respectively.

Mesa believes its facilities are suitable and adequate for its current and anticipated needs.

Foreign Ownership

Under DOT regulations and federal law, Mesa must be owned and controlled by citizens of the United States as defined in 49 U.S.C. § 40102 (a)(15) and as interpreted by the DOT (“U.S. Citizens”). The restrictions imposed by federal law and regulations currently require that at least 75% of Mesa’s voting stock must be owned and controlled, directly and indirectly, by persons or entities who are U.S. Citizens, that Mesa’s president and at least two-thirds of the members of Mesa’s board of directors and other managing officers be U.S. Citizens, and that Mesa be under the actual control of U.S. Citizens. In addition, at least 51% of Mesa’s total outstanding stock must be owned and controlled by U.S. Citizens and no more than 49% of Mesa’s stock may be held, directly or indirectly, by persons or entities who are not U.S. Citizens and are from countries that have entered into “open skies” air transport agreements with the U.S. which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. Mesa is currently in compliance with these ownership provisions.

Government Regulation

Aviation Regulation

The DOT and FAA have regulatory authority over air transportation in the United States and all international air service is subject to certain U.S. federal requirements and approvals, as well as the regulatory requirements of the appropriate authorities of the foreign countries involved. The DOT has authority to issue certificates of public convenience and necessity, exemptions, and other economic authority required for airlines to provide domestic and foreign air transportation. International routes and international code-sharing arrangements are regulated by the DOT and by the governments of the foreign countries involved. A U.S. airline’s ability to operate flights to and from international destinations is subject to the air transport agreements between the United States and the foreign country and the carrier’s ability to obtain the necessary authority from the DOT and the applicable foreign government.

The U.S. government has negotiated “open skies” agreements with many countries, which allow broad access between the United States and the applicable foreign country. With certain other countries, however, the United States has a restricted air transportation agreement. Mesa’s international flights to Mexico are governed by a bilateral air transport agreement which the DOT has determined has all of the attributes of an “open skies” agreement. Mesa’s flights to Cuba are governed by bilateral air transport agreements between the United States and Cuba. Changes in U.S., Mexican, or Cuban aviation policies could result in the alteration or termination of the corresponding air transport agreement, or otherwise affect Mesa’s operations to and from these countries. There is still a degree of uncertainty about the future of scheduled commercial flight operations between the United States and Cuba as a result of changes in diplomatic relations between the two governments, as well as travel and trade restrictions implemented by the U.S. government in 2017. Mesa is largely sheltered from the economic impact changes to existing “open skies” agreements or volatility in U.S., Mexican, or Cuban aviation polices because United Airlines controls route selection and scheduling under the United CPA.

The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA airline operating certificate requirements, aircraft certification and maintenance requirements, and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. Mesa currently holds an FAR-121 air carrier certificate. In July 2013, as directed by the U.S. Congress, the FAA issued more stringent pilot qualification and crew member flight training standards, which increased the required training time for new airline pilots (the “FAA Qualification Standards”). The FAA Qualification Standards, which became effective in August 2013, require first officers to hold an ATP certificate, requiring 1,500 hours total flight time as a pilot. Previously, first officers were required to have only a commercial pilot certificate, which required 250 hours of flight time. The rule also mandates stricter rules to minimize pilot fatigue.

Airport Access

Flights at three major domestic airports are regulated through allocations of landing and takeoff authority (i.e., “slots” and “operating authorizations”) or similar regulatory mechanisms, which limit take-offs and landings at those airports. Each slot represents the authorization to land at or take off from the particular airport during a specified time period. In the United States, the FAA currently regulates the allocation of slots, slot exemptions, operating authorizations, or similar capacity allocation mechanisms at two of the airports Mesa serves, LaGuardia Airport (LGA) in New York and Ronald Reagan Washington National Airport (DCA) in Washington, D.C. Mesa’s operations at this airport generally requires the allocation of slots or analogous regulatory authorizations, which are obtained by United Airlines.

Consumer Protection Regulation

The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition, lengthy tarmac delays, air carriers, airline advertising, denied boarding compensation, ticket refunds, baggage liability, contracts of carriage, customer service commitments, customer complaints, and transportation of passengers with disabilities. The DOT frequently adopts new consumer protection regulations, such as rules to protect passengers addressing lengthy tarmac delays, chronically delayed flights, CPA disclosure, and undisclosed display bias, and is reviewing new guidelines to address the transparency of airline non-ticket fees and refunding baggage fees for delayed checked baggage. The DOT also has authority to review certain joint venture agreements, code-sharing agreements (where an airline places its designator code on a flight operated by another airline), and wet-leasing agreements (where one airline provides aircraft and crew to another airline) between carriers and regulates other economic matters such as slot transactions.

Environmental Regulation

Mesa is subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. Mesa is, and expects in the future to be, involved in various environmental matters and conditions at, or related to, Mesa’s properties. Mesa is not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. Mesa is not aware of any active material environmental investigations related to Mesa’s assets or properties.

Other Regulations

Airlines are also subject to various other federal, state, local, and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over certain airline competition matters. Labor relations in the airline industry are generally governed by the RLA. The privacy and security of passenger and employee data is regulated by various domestic and foreign laws and regulations.

The U.S. government and foreign governments may consider and adopt new laws, regulations, interpretations, and policies regarding a wide variety of matters that could directly or indirectly affect Mesa’s results of operations. Mesa cannot predict what laws, regulations, interpretations, and policies might be considered in the future, nor can Mesa judge what impact, if any, the implementation of any of these proposals or changes might have on Mesa’s business.

Legal Proceedings

Mesa is subject to certain legal actions which Mesa considers routine to Mesa’s business activities. As of June 30, 2025, Mesa’s management believes the ultimate outcomes of other routine legal matters are not likely to have a material adverse effect on Mesa’s financial position, liquidity, or results of operations.

Corporate Information

Mesa is a Nevada corporation with its principal executive office located in Phoenix, Arizona. Mesa was founded in 1982 and reincorporated in Nevada in 1996. In addition to operating Mesa Airlines, Mesa also wholly owns Mesa Air Group-Airline Inventory Management, LLC. (“MAG-AIM”), an Arizona limited liability company, which was established to purchase, distribute and manage Mesa Airlines’ inventory of spare rotable and expendable parts, and Mesa Pilot Development, L.L.C. (“MPD”), an Arizona limited liability company, which was formed to facilitate the development and training of pilots for Mesa’s operations. MAG-AIM’s and MPD’s financial results are reflected in Mesa’s consolidated financial statements.

Mesa’s principal executive offices are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, and its telephone number is (602) 685-4000. Mesa’s website is located at www.mesa-air.com. The information on, or accessible through, Mesa’s website does not constitute part of, and is not incorporated into, this registration statement on Form S-4/S-1.

REPUBLIC’S BUSINESS

Republic

Republic is the second largest independent regional airline in the United States based on total fleet and daily departures. As of June 30, 2025, Republic had a fleet of 245 regional jet aircraft that regularly provides scheduled passenger service on approximately 1,100 daily flights to over 90 cities in the United States, Canada, and the Caribbean. All of Republic’s service is operated under multi-year CPAs with Republic’s Partners. The CPAs follow general leasing arrangements over a period coinciding with the term of the CPA. Republic exclusively operates the dual class Embraer E170/175 family of aircraft and is one of the world’s largest operators of that popular aircraft type. Under its CPAs, Republic provides substantially all of its flight capacity to Republic’s Partners. Republic’s revenues are not materially or immediately affected by variations in fares or passenger load factors, nor by variations in the price of fuel, the cost of which is paid directly by Republic’s Partners. In 2023 and 2024, Republic carried passengers on more than 308,000 and 323,000 flights, generating revenues of $1,429.1 million and $1,474.0 million and pre-tax income of $88.0 million and $86.9 million, respectively. During the six months ended June 30, 2025, Republic carried passengers on more than 176,000 flights, generating revenues of $800.4 million and pre-tax income of $87.3 million.

All of Republic’s service operates under the American Eagle, Delta Connection, or United Express brands. Since the beginning of 2017, Republic has won additional regional flying from all three of Republic’s Partners, expanding its total fleet from 175 to 245 aircraft. These aircraft are dedicated to Republic’s Partners under long-term commitments, as shown below.

	E170 (65 to 70 seats)	E175 (76 seats)	Total (1)	Contract Expiration
American Airlines	41	79	120	2028-2033
Delta Air Lines	11	46	57	2026-2030
United Airlines	10	56	66	2025-2037

Total Fleet	62	181	243

(1)	Represents the minimum contracted fleet out of a total of 245 aircraft. Total fleet excludes two unallocated spare aircraft.

Republic’s development of long-term relationships with multiple major airlines has enabled it to diversify its revenue base more than all but one other regional airline and to reduce its dependence on any single, mainline customer. For the six months ended June 30, 2025, Republic’s departures for American Airlines, Delta Air Lines, and United Airlines were divided in the following proportions:

The Essential Role of Regional Airlines

Regional airlines play an essential, daily role in the U.S. airline industry and constitute the only local access point to the global air travel system for hundreds of U.S. cities. According to the Regional Airline Association (“RAA”), 31% of all scheduled airline flights in the United States in 2023 were performed by regional airlines, and approximately 121 million passengers were carried on those flights. Of the U.S. airports with scheduled passenger service, 63% are served exclusively by regional airlines.

Regional airlines work in close cooperation with their major airline partners, rather than in competition with them. Like many large organizations, the U.S. major airlines outsource certain operating functions to independent providers that demonstrate outstanding specialization and cost-efficiency in their respective functional areas. Examples include payroll processing, call center operations, and aircraft maintenance, among others. Among the most visible and commercially important of these outsourced functions is the job of providing safe, clean, affordable, and efficiently scheduled flights for the millions of passengers each year who travel between small markets and the large-market hubs of the major airlines. Republic believes few major airline hubs would be viable today without the regional airline flights that build schedule density and transport passenger traffic to the hub.

The vast majority of regional flying in the United States today is performed under CPAs. Republic’s CPAs stipulate that Republic operate flights under Republic’s Partners’ two-letter flight designation codes (also known as “code-sharing”), paint Republic’s aircraft in the style of Republic’s Partners, and otherwise use Republic’s Partners’ American Eagle, Delta Connection, or United Express branding elements. Republic’s Partners control route selection, pricing, marketing, and scheduling and provide Republic with fuel, ground support services, airport landing slots, and gate access, allowing Republic to focus all of its efforts on delivering safe, clean, and reliable regional service. Republic’s Partners retain all the revenue from the passengers and cargo aboard Republic’s flights and, in exchange, pay Republic the fixed amounts specified under Republic’s CPAs. Republic benefits because the CPAs shelter it from many of the elements that cause volatility in airline financial performance, including fuel prices, variations in ticket prices, and passenger load factors.

Republic’s Strengths

Republic believes the following strengths create competitive advantages that make Republic a key strategic partner for Republic’s Partners and a preferred employer for regional airline professionals:

Long-Duration Contracts with All Three Major Airlines. Republic’s contracts have individual aircraft expirations ranging from 2025 into the late 2030s, and Republic’s average contract expiration is in June 2030. All of Republic’s contracts provide for minimum aircraft utilization levels, fixed payments per month for each aircraft under contract, fixed payments for each block hour or flight performed, provision of fuel by Republic’s Partners, and reimbursement of certain direct operating expenses, such as insurance and aircraft property taxes. Having three partners has allowed Republic to diversify its financial and operational risk. Republic believes this diversity allows it to not be limited by the rate at which any one of Republic’s Partners can, or wishes to, grow. By flying for different major partners, Republic is also able to leverage the cost of its overhead expenses across multiple parties. If travel demand should be interrupted or follow an unexpected pattern, Republic’s CPA contracts still afford it better revenue visibility and downside protection than air carriers that have full exposure to adverse movements in passenger load factors, fuel prices, and airfares.

Operational Excellence and Reliability. During the year ended December 31, 2024 and six months ended June 30, 2025, Republic completed 99.99% of its flights adjusting for weather and other non-controllable events, which Republic defines as controllable completion factor (“CCF”). Despite Republic’s contracted routes being concentrated in regions which experience severe air traffic congestion and weather-related disruptions, Republic has continued to be a leading performer in the industry in terms of on-time arrival performance (referred to in the airline industry as “A-14”). Republic believes that the amount it charges Republic’s Partners for services and

Republic’s ability to reliably operate regional jet flights are the two most important factors weighed by Republic’s Partners in awarding new flying contracts, and that Republic’s completion percentage is a significant factor in assessing Republic’s reliability. Because Republic operates in some of the busiest hubs for Republic’s Partners, any operational issue affects a series of connecting flights, and therefore Republic’s Partners value Republic’s reliability more in these locations than in less congested airports.

Republic has maintained a partnership with American Airlines and its predecessors for more than 50 years, which Republic believes is a result of its distinct focus on operational excellence. Republic subsequently expanded its partnership reach to Delta Air Lines in 2002 and United Airlines in 2004 and has operated under the same mission of unparalleled service each year. Additionally, Republic’s commitment to safety is experienced by its passengers every day and Republic has a perfect passenger safety record over its 50-year history of operating commercial aircraft.

Financial Strength and Risk Management. As of June 30, 2025, Republic had total cash, cash equivalents, restricted cash, and marketable securities of $313.6 million, equivalent to approximately 20% of Republic’s 2024 annual revenues, and $1,059.0 million of total debt and finance leases. However, approximately 75% of Republic’s debt is comprised of aircraft and engine mortgages with maturities that materially match their respective original CPA expiries. Provided Republic performs to satisfactory operational levels and no Partner default occurs, the payments Republic receives under its CPAs are structured to cover the mortgage principal and interest payments, and to reduce mortgage principal balances to zero by the end of the initial CPA term, leaving Republic owning unencumbered equipment at that time. Republic believes its prudent financial management and strong balance sheet will allow Republic to aggressively pursue opportunities to expand its flying as opportunities become available.

Strong Culture Drives Recruitment and Retention. Since Republic’s inception, Republic has built a reputation as the employer and career path of choice for aviation professionals. Current staffing levels should position Republic for future growth opportunities.

Republic believes there are several qualitative factors that contribute to its success in pilot, flight attendant, maintenance technician, and dispatcher recruitment and retention:

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Favorable Contracts: Republic has CBAs with its pilots, flight attendants, and dispatchers. Republic believes its CBAs are among the most favorable in the industry in terms of the wages and benefits Republic offers.

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Attractive Culture: Republic believes it offers a positive work environment and culture for its employees, and Republic strives to provide a favorable quality of life. For example, Republic has made significant investments in proprietary technology, including in its mobile application, to ensure Republic can take action to quickly recover from irregular operations, such as by finding alternative routes, crews, and hotel accommodations.

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Training Focus: Republic opened a new state-of-the-art training campus in 2023 that provides an inclusive campus atmosphere with a dedicated facility to provide overnight accommodations on the campus. The new campus provides training for Republic’s pilots, flight attendants, maintenance technicians, and dispatchers, which Republic believes sets it apart from its competition and assists Republic in attracting new aviators into the industry.

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Career Advancement Opportunities: Republic affords its employees exposure to all three of Republic’s Partners’ airline networks and believes Republic’s employees value this broad exposure since it may lead to placement advantages for those ultimately looking to progress from Republic to American Airlines, Delta Air Lines, or United Airlines. Republic only flies large, dual class regional jets with advanced flight deck avionics, which Republic believes aviation professionals hold in high regard due to their similarity to larger commercial aircraft flown by major airlines.

Republic’s Strategy

Republic’s business strategy consists of the following principal elements:

CPA Flying Only. Substantially all of Republic’s regional flying is performed under CPAs, and Republic has no present intention to begin flying under a different business model as a principal source of revenue.

Positioning Republic for Future Growth. Republic intends to compete aggressively for opportunities to expand its base of CPA flying. Republic regularly engages with Republic’s Partners to anticipate their long-term regional capacity requirements and to support their expansion of regional airline service as they enter into new markets. Republic believes that new business will be awarded to the regional airline demonstrating outstanding operational reliability at an efficient cost and the ability to staff the flying commitment to support growth of the aircraft fleet.

Focus on Complementary Aircraft Types. All of Republic’s operating regional jet aircraft are dual class Embraer E170/175 aircraft, and Republic believes it enjoys performance advantages by operating under a single-airline operating certificate. Republic has significant experience with operating dual class regional aircraft and will consider organic growth opportunities that would allow Republic to operate other large, dual class regional aircraft types. Should Republic choose to diversify its regional jet fleet, Republic’s single-airline operating certificate allows it the flexibility to add other aircraft types quickly, while maintaining streamlined operations.

Emphasize Quality Service. Passenger service, safety, and reliability are at the core of Republic’s business strategy. Republic believes providing superior performance to Republic’s Partners will make Republic a preferred alternative when Republic’s Partners develop requirements for additional regional flying or seek to reallocate existing regional flying from one provider to another. Republic focuses on providing excellent passenger service through well-trained personnel, clean aircraft, consistent in-flight amenities, and on-time performance. Republic’s operational excellence is exemplified by its flight completion factors and Republic’s ability to quickly recover following inclement weather events. Republic believes its CCF of 99.99% for both the year ended December 31, 2024 and the six months ended June 30, 2025 is particularly notable given the concentration of Republic’s flight routes at logistically challenging airports and Republic’s efficient aircraft scheduling. Republic believes its focus on passenger service, cleanliness, safety, and reliability helps Republic’s Partners build customer loyalty and compete better in their own right.

Differentiated Pilot Development and Other Career Opportunities. Republic’s ability to recruit and retain pilots has been key to its business. Republic intends to continue to offer competitive compensation packages, foster a positive work environment, and provide opportunities to fly state-of-the-art, large, dual class regional jets to differentiate Republic from other regional carriers and make Republic an attractive place to work and build a career. For pilot associates seeking to shift to careers at major airlines, Republic believes the quality of experience obtained at Republic, including the opportunity to fly for all three major carriers, raises its pilots likelihood of moving directly to their preferred air carrier.

Republic believes it has a distinct competitive advantage in its ability to train pilots in a single location at its state-of-the-art training campus that provides necessary flight instruction and flight simulator time, including full motion simulators.

In addition, Republic believes it is leading the industry in its strategic approach to attracting and developing new pilots, technicians, and dispatchers. Republic works with nearly 465 flight training programs across the country for recruitment, has established more than 25 partnerships with colleges and flight schools for hiring pathways, and owns one of the only proprietary flight schools in the regional airline industry, LIFT Academy, based in Indianapolis, Indiana. LIFT Academy’s mission is to attract a new generation of aviators to flight careers by providing superior flight training while addressing the economic and structural barriers to entry. The program is structured so that LIFT Academy graduates will have a defined career pathway to being a First

Officer with Republic. In addition, Republic secured a partnership with Hyannis Air Service Inc. d/b/a Cape Air and Nantucket Airlines (“Cape Air”) to create a flow program of talented aviators from LIFT Academy to Cape Air to supplement their workforce in exchange for flight hours and valuable experience. This creates a stronger pathway for both airlines and breaks down even more barriers for future aviators. Since its founding in 2018, LIFT Academy has expanded its operations with additional flight school locations in Myrtle Beach, SC, Galveston, TX, and at Tuskegee University in Tuskegee, AL. In return for the high-quality training Republic provides, LIFT graduates will contractually commit to work at Republic for at least five years upon graduation. LIFT Academy admitted its first class of students in September 2018 and has the potential to train over 500 students each year.

Both Republic and LIFT Academy offer an Aviation Maintenance Technician (“AMT”) Apprenticeship Program in partnership with the U.S. Department of Labor (“DOL”) to provide hands-on training and one-on-one instruction with Republic and LIFT Academy licensed maintenance technicians for individuals seeking employment as licensed AMTs with Republic. The program takes less than three years to complete, and upon completion of their training and successful Airframe and Powerplant (“A&P”) examinations, AMT apprentices have a direct pathway to a career at Republic. To address dispatcher development, Republic has created an aircraft dispatcher apprenticeship program that allows individuals with little or no airline experience to train in a six-to-eight-week paid program to learn the skills and knowledge required to become an FAA-certified aircraft dispatcher.

In addition, Republic has a partnership with Ivy Tech Community College to support full-time associates who have not yet attained a college degree or a professional certification. For eligible associates, Republic contributes a portion of tuition towards eligible associate degree and certificate programs each year.

Continue to Develop Republic’s Aircraft Platform. Republic intends to continue to focus its operations on the most modern, large, dual class regional jets. In anticipation of long-term fleet replacement needs and the potential to capture additional regional flying with Republic’s Partners, Republic has a purchase agreement to acquire 75 Embraer regional jets (E175). As of June 30, 2025, 35 have been delivered and five have been cancelled, with six delivered during the year ended December 31, 2024, and six during the six months ended June 30, 2025. All 35 delivered aircraft have commenced passenger service by July 2025. The remaining aircraft are anticipated to be delivered through 2028. Republic believes the use of larger, dual class regional jets allows Republic to offer a higher quality service to Republic’s Partners without incurring increased operating costs relative to its competitors.

Markets and Routes

Markets

Republic provides scheduled passenger service on approximately 1,100 flights daily to more than 90 cities in the United States, Canada, and the Caribbean.

Routes

Republic’s Partners determine the routes that Republic operates for them, which are subject to certain parameters in Republic’s CPAs with Republic’s Partners. The following table illustrates the major hubs and focus cities of Republic’s Partners into which Republic provided significant levels of service as of June 30, 2025:

Partner	Hub and Focus Cities

American Airlines	Chicago, IL (ORD); New York, NY (LGA and JFK); Philadelphia, PA (PHL); Washington Reagan National (DCA)

Delta Air Lines	Boston, MA (BOS); Detroit, MI (DTW); New York, NY (LGA and JFK)

United Airlines	Chicago, IL (ORD); Newark, NJ (EWR); Washington-Dulles (IAD)

The following map illustrates the routes Republic currently flies for Republic’s Partners:

Quebec City
Montreal
Bangor
Halifax
Ottawa
Burlington
Portland
Traverse City
Toronto
Syracuse
Boston
Hyannis
Minneapolis St Paul
Green Bay
Rochester
Providence
Martha's Vineyard
Hartford
Nantucket
Grand Rapids
Buffalo
New York
Madison
Milwaukee
Detroit
Newark
Chicago
Cleveland
Harrisburg
South Bend
Philadelphia
Pittsburgh
Des Moines
Omaha
Baltimore
Dayton
Columbus
Indianapolis
Washington D.C.
Charlottesville
Cincinnati
Kansas City
St. Louis
Richmond
Roanoke
Louisville
Lexington
Norfolk
Greensboro
Raleigh/Durham
Nashville
Knoxville
Asheville
Charlotte
Tulsa
Fayetteville
Greenville/Spartanburg
Wilmington
Oklahoma City
Memphis
Columbia
Myrtle Beach
Little Rock
Atlanta
Birmingham
Charleston
Hilton Head
Savannah
Jacksonville
Panama City
New Orleans
Orlando
Houston
Sarasota
West Palm Beach
Miami
Key West
Nassau
Effective after August 2025 schedule Change Dates
(Daily only / AA-Aug 6 / DL-Aug 11 / UA-Aug 1/19)
American Airlines
Embraer 170/175
DELTA
Embraer 170/175
UNITED
Embraer 170/175

© Republic Airways - 2025

Capacity Purchase Agreements with Republic’s Partners

Republic’s fixed-fee CPAs are structured so that revenues are generally derived from (i) a fixed fee per departure, flight hour, and/or block hour of time incurred in addition to overall aircraft in service and aircraft per day fees, payable on a monthly basis, and (ii) a premium amount, which is earned by maintaining a minimum aircraft utilization and exemplary operating results. These rates are generally subject to periodic economic adjustment. Republic additionally receives reimbursement from Republic’s Partners for direct expenses incurred in operations, such as qualifying maintenance activities, aircraft insurance, and property taxes. Republic refers to Partner reimbursements as “pass-through” charges. Certain charges such as fuel, landing fees, and certain ownership costs, are paid directly by Republic’s Partners, although the charges were incurred by Republic in its ongoing operations. Republic refers to these charges as “Partner direct charges.”

Pursuant to Republic’s CPAs, Republic provides passenger service on behalf of American Airlines, Delta Air Lines, and United Airlines, and Republic is authorized to use Republic’s Partners’ two-character flight designator codes (American Airlines—“AA,” Delta Air Lines—“DL,” and United Airlines—“UA”) to identify Republic’s flights directly within each Partner’s reservation systems and to outfit Republic’s interior and exterior aircraft livery with Republic’s Partners’ colors, logos, and service marks, allowing for joint marketing of Republic’s flights by Republic and each of Republic’s Partners. Passenger tickets are issued by each of Republic’s Partners, who therefore bear the risk associated with fare competition and management of seat inventory. In addition, under Republic’s fixed-fee CPAs with American Airlines, Delta Air Lines, and United Airlines, passengers of Republic are eligible for participation in Republic’s Partners’ frequent flyer loyalty programs: AAdvantage®, SkyMiles®, and MileagePlus®, respectively. Support services such as reservations, ticketing, ground handling services, baggage handling, fuel procurement, commuter slot rights, and airport facilities, among others, are additionally provided by Republic’s Partners. Significant provisions in Republic’s CPAs, which are amended from time to time, are discussed below.

American Airlines

As of June 30, 2025, Republic had 120 aircraft committed to American Airlines.

In conjunction with Republic’s and American Airlines’ agreement for the redeployment of 44 E170 aircraft to American Airlines operations, Republic and American Airlines reached an agreement with customary commercial leasing terms, for the operation of 31 E170 aircraft through 2032. The remaining 13 aircraft will be operated by Republic under the CPA.

Key terms of the American Airlines CPA are as follows:

American Airlines
Dedicated Aircraft — June 30, 2025	120
Aircraft type	E170/E175
Seating configuration	65 to 76 seats
Scheduled expiration(1)	December 2028 – June 2033
Significant pass-through / Partner direct charges	Pass-through – insurance, property taxes, landing fees, and miscellaneous station expenses
Partner direct charges – aircraft fuel, ground handling operations, and on-board catering

(1)

Unless otherwise extended or amended, the CPA expires once all applicable aircraft are withdrawn from the agreement. The American Airlines CPA provides for extension at the option of American Airlines and is subject to early termination provisions for cause after satisfying the applicable notice period and failure to cure. Additionally, American Airlines has the right to withdraw aircraft from the American Airlines CPA and require that Republic immediately cease operations of American Eagle flights if, among other things, Republic fails to maintain certain controllable completion rates and controllable on-time departure targets. Following the occurrence of a labor strike for six consecutive days, American Airlines has the right to purchase certain aircraft from Republic within 60 days of providing written notice to Republic regardless of whether such labor strike is later resolved.

Delta Air Lines

As of June 30, 2025, Republic had 57 aircraft committed to Delta Air Lines.

Key provisions of the Delta Air Lines CPA are summarized as follows:

Delta Air Lines
Dedicated Aircraft — June 30, 2025	57
Aircraft type	E170/E175
Seating configuration	69 – 76 seats
Scheduled expiration(1)	October 2026 – April 2030
Significant pass-through / Partner direct charges	Pass-through – insurance, property taxes, certain heavy maintenance, induction, lease return costs, and miscellaneous station expenses
Partner direct charges – aircraft fuel, landing fees, on-board catering, and ownership on certain aircraft

(1)

Republic and Delta Air Lines may terminate the Delta Air Lines CPA for material breach of contract and significant declines in operating performance, among others, after satisfying applicable notice and cure periods.

United Airlines

As of June 30, 2025, Republic had 66 aircraft committed to United Airlines.

Key provisions of the United Airlines CPA are as follows:

United Airlines
Dedicated Aircraft — June 30, 2025	66
Aircraft type	E170/E175
Seating configuration	70 – 76 seats
Scheduled expiration(1)(2)	April 2025 – June 2037
Significant pass-through / Partner direct charges(3)	Pass-through – insurance, property taxes, certain planned major maintenance activities, and miscellaneous station expenses
Partner direct charges – aircraft fuel, landing fees, on-board catering, and ownership of certain aircraft

(1)

United Airlines has a call option to assume Republic’s ownership or leasehold interests in certain aircraft if (i) Republic wrongfully terminates the CPA, (ii) if United Airlines terminates the agreements for Republic’s breach of contract, or (iii) at the election of United Airlines, subject to certain notice requirements and age and condition of call option aircraft.

(2)

The United Airlines CPA may be terminated by United Airlines upon providing 30 days’ written notice if, among other reasons, Republic fails to attain certain operating performance targets for a specified period, subject to a right to cure. The United Airlines CPA may be terminated by United Airlines immediately upon written notice (without any prior notice), following the occurrence of a labor strike for ten or more consecutive days.

(3)	United Airlines has the right to assume Republic’s responsibility to purchase any of the pass-through products and services.

Go-Forward CPA

On the Effective Date, the Surviving Corporation will enter into the Go-Forward CPA with United Airlines pursuant to which the Surviving Corporation will provide passenger service as United Express. Additionally, pursuant to the Go-Forward CPA United Airlines will reimburse Republic for certain post-Closing transaction costs.

Key provisions of the Go-Forward CPA are expected to be as follows:

Surviving Corporation – United Airlines
Dedicated Aircraft — Effective Date (1)	60
Aircraft type	E175
Seating configuration	70 – 76 seats
Scheduled expiration (1)	9 years and 5 months after the Effective Date – 10 years and 7 months after the Effective Date
Significant pass-through / Partner direct charges (2)	Pass-through – insurance, property taxes, certain major maintenance activities, and miscellaneous station expenses
Partner direct charges – aircraft fuel, landing fees, on-board catering, and ownership of the aircraft

(1)

The Go-Forward CPA may be terminated by United Airlines upon providing 30 days’ written notice if, among other reasons, the Surviving Corporation fails to attain certain operating performance targets for a specified period, subject to a right to cure. The Go-Forward CPA may be terminated by United Airlines immediately upon written notice (without any prior notice), following the occurrence of a labor strike for ten or more consecutive days.

(2)	United Airlines has the right to assume the Surviving Corporation’s responsibility to purchase any of the pass-through products and services.

Flight Equipment

As of June 30, 2025, Republic had 245 regional jet aircraft as described in the following table. Regional jet aircraft exclude 84 training aircraft dedicated to LIFT Academy and structured time building operations.

Type	Total Aircraft (1)	Owned (2)	Finance Leases	Partner Controlled (3)	Average Age (in years)	Seating Configuration
E170/175	245	185	13	47	13.6	65-76 seats

(1)	Includes two unallocated spare aircraft.
(2)	Certain of Republic’s owned aircraft have a debt obligation in exchange for a first lien on the aircraft.
(3)	Refers to Republic’s aircraft with leasing arrangements between Republic and Republic’s Partners. Republic refers to these aircraft as “Partner Controlled” aircraft.

All of Republic’s leased aircraft are leased pursuant to finance leases, with current lease expirations ranging from 2025 to 2031. Republic has options to renew certain leases for an additional term or purchase the leased aircraft at the end of the applicable current lease term at fair market value.

From time to time, Republic enters into purchase commitments for future aircraft and engine deliveries. Republic regularly makes pre-delivery deposit (“PDP”) payments to support aircraft and engines on order. PDPs are retained until scheduled aircraft or engine delivery occurs, or when deposit amounts are no longer expected to be returned to the manufacturer.

Republic has a commitment with Embraer to purchase 75 E175 or second generation E175 aircraft, 35 of which have been delivered and five of which have been cancelled as of June 30, 2025. In April 2025, Republic and Embraer executed an amendment to the purchase agreement to conform to current economic conditions and extend the delivery schedule of certain committed aircraft. The remaining 35 aircraft are expected to be delivered between 2025 and 2028.

Employees and Collective Bargaining Agreements

As of June 30, 2025, Republic employed approximately 6,600 employees. Of Republic’s total headcount, approximately 73% of employees are represented by CBAs as follows:

Employee Group	Represented Employees	Representing Union
Pilots	2,385	International Brotherhood of Teamsters, Local 357
Flight Attendants	2,271	International Brotherhood of Teamsters, Local 135
Dispatchers	114	Transport Workers Union of America, Local 592

Because of the high level of unionization among Republic’s employees, Republic is subject to risks of work interruption or stoppage and/or the incurrence of additional expenses associated with union representation of its employees. Republic has never experienced any work stoppages and generally considers its relationship with associates to be good.

The RLA governs Republic’s relations with labor organizations. Under the RLA, CBAs generally do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in an agreed-upon manner. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request that the NMB appoints a Federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, extending into years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board (“PEB”) may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached, or action is taken by Congress, the labor organization may strike, and the airline may resort to “self-help,” including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties.

The FAA regulations require pilots to have an ATP license with specific ratings for aircraft to be flown and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements, including recurrent training and recent flying experience. Maintenance technicians, quality-control inspectors, and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must also meet experience standards prescribed by FAA regulations. All safety-sensitive employees are subject to pre-employment, random, and post-accident drug testing.

The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. In addition, as is common with most of Republic’s competitors, Republic has faced considerable turnover of its employees. Regional airline pilots, flight attendants, and maintenance technicians often leave to work for larger airlines, which generally offer higher salaries and more comprehensive benefit programs than regional airlines are financially able to offer. Republic’s turnover is expected to increase when hiring expands at major carriers, cargo carriers, or low-cost carriers.

Attracting, Developing, and Retaining Talent

Recruitment Strategies

Republic strives to be the employer of choice for aviation professionals pursuing a career in the regional airline industry, and Republic continually advances its recruiting strategies to attract quality aviation professionals. Republic adapts its recruitment efforts based on the supply of eligible aviation professionals and its outlook for anticipated future flight demand. Republic’s recruiting focus generally targets key aviation technical roles, particularly pilots and maintenance technicians. Republic seeks qualified individuals throughout all positions on both internal and external career websites, supporting professional development leads, and investment in targeted advertising, social media outreach, employee referrals, and relationships with community-based organizations and educational institutions.

School Partnerships and Development

Republic prioritizes workforce development investments and maintains relationships with numerous flight schools and educational institutions across the country that are focused on developing the next generation of aviation professionals. Republic focuses recruitment efforts on pilots and maintenance technicians that have completed required coursework from an accredited flight or maintenance school, respectively, and have obtained other applicable certifications. Republic has established additional robust programs to enhance its recruiting efforts toward individuals who are new industry entrants or are in the process of completing their training, including the following programs:

•

Republic owns one of the only proprietary flight schools in the regional airline industry, LIFT Academy. LIFT Academy’s mission is to attract a new generation of aviators to flight and maintenance careers by providing superior aviation training, while addressing the economic and structural barriers to entry to the aviation industry. The program is structured so that LIFT Academy graduates will have a defined career pathway to become a pilot or aviation maintenance technician with Republic. In addition, Republic has secured a partnership with Cape Air to create a flow program of talented aviators from LIFT Academy to Cape Air to supplement their workforce in exchange for flight hours and valuable experience. This creates a stronger pathway for both airlines and breaks down even more barriers for future aviators. In return for the high-quality training Republic will provide, LIFT graduates contractually commit to working at Republic for at least five years upon graduation. LIFT Academy has the potential to train over 500 students each year.

•

Republic works with nearly 465 flight training programs across the country for recruitment and has established more than 25 partnerships with colleges and flight schools for hiring pathways. The purpose of these partnerships is to increase Republic’s access to qualified applicants for employment and to increase employment opportunities for students who attend these programs. These partnerships will have access to the preferential interview process for the respective schools’ students and marketing rights for both the flight school/university and Republic. Republic’s Partners are also invited to attend Republic’s annual faculty/staff roundtable, allowing for industry and academia to partner and remain apprised of the continuous changes in commercial aviation.

•

The Pilot Ambassador Program is currently staffed by approximately 70 flight students and instructors, representing flight and educational institutions throughout the country. Selected students partner with Republic to serve as brand ambassadors on their respective campuses and are consistent and on-site resources for their peers who are interested in employment with Republic. Ambassadors play a key role in the pipeline of Republic’s RJet Cadet Program. Each Ambassador has a conditional employment offer and will join Republic as a First Officer upon completion of their flight training requirements.

•

The RJet Cadet Program is a pathway from classroom to flight deck for all flight school students. Students currently attending a flight school can interview with Republic for a conditional employment offer for a pilot position following the completion of their instrument certification. Republic has over 1,000 students enrolled in the Cadet program. Each student holds a conditional offer of employment to join Republic as a pilot upon completion of their flight training requirements.

•

The AMT Apprenticeship Program provides a career path for individuals seeking employment as licensed AMTs with Republic. In this DOL certified program, participants “earn while they learn,” and are compensated while they complete on-the-job training alongside licensed professionals over the course of 30 months. Upon completion of their training and successful A&P examinations, AMT apprentices have a direct pathway to a career at Republic. LIFT Academy offers a similar program with training alongside LIFT licensed maintenance professionals.

On-going Training and Retention

Republic invests in retaining its professionals by providing a range of talent development opportunities, including mandatory compliance training, new hire training, and general professional development, as well as engaging in the training of leaders through leadership development courses. Republic’s training programs include full-motion flight simulators for pilots, cabin trainers for flight attendants, and on-the-job training for its maintenance technicians. In 2023, Republic completed a state-of-the-art training campus that houses simulators, cabin trainers, and classrooms to train its pilots, flight attendants, maintenance technicians, dispatchers, and other employees. Republic also reinforces its guiding principles, including but not limited to, health and safety, excellent service and quality, and respect and teamwork through its training and development programs, as well as through its employee appreciation and recognition programs. These programs are intentionally built upon Republic’s guiding principles: to be good stewards of Republic’s resources, to encourage a culture of fun and action, to strive for excellence in everything Republic does, and to trust, respect, and care for one another.

Total Rewards

Republic operates in a customer-focused, team-based environment and provides opportunities for dedicated individuals to develop their careers, while receiving competitive compensation, benefits, and rewards. Republic’s employees receive several compensation benefits, including but not limited to:

•	Competitive wages and incentives based on Republic’s operating and financial performance goals.

•	Multiple insurance options including health care, disability coverage, and life insurance.

•	Access to retirement savings plans with matching contributions.

•	Employee assistance programs, which include confidential counseling services.

•	A variety of resources that allow for alternative work arrangements and scheduling flexibility with paid time off from work.

•	Space-available travel privilege program for employees and eligible family members through Republic’s Partners.

•	Access to financial wellness programs, continuing education partnerships, and other work-life effectiveness programs.

Employee Reporting

Republic’s Code of Conduct contains general guidelines for conducting business in an ethical manner. Republic is committed to a working environment that is safe and supports open and honest communication. Republic has established a reporting system for any employee to report a violation of Republic policy, including harassment, discrimination, drug and alcohol use, questionable financial practices, or a breach involving safety or security. A general grievance may also be filed even if an employee has already utilized their chain of command or chooses to remain anonymous. Reports can be filed using a toll-free hotline that is published internally.

Maintenance of Aircraft and Training

Using a combination of FAA certified maintenance vendors and Republic’s own employees and facilities, Republic maintains its aircraft on a scheduled and “as-needed” basis. Republic emphasizes preventive maintenance and inspects its aircraft engines and airframes, as required by FAA regulation to enhance reliability and avoid excess costs from the avoidance of irregular operation events.

Under Republic’s maintenance agreements, Republic is charged for covered services based on a fixed rate for each flight hour or flight cycle accumulated by the engines or airframes in service each month. Rates are subject to annual revisions, generally based on certain inflation indices published by the DOL Bureau of Labor Statistics. Republic believes its ongoing maintenance program reduces the likelihood of unexpected maintenance expense levels for its engines, avionics, wheels and brakes, and other spare parts. Certain of these agreements contain minimum guarantee amounts, penalty provisions for the early removal of aircraft, and termination for activity levels below the minimums.

Republic performs overnight maintenance at its facilities in Columbus, OH; Indianapolis, IN; Louisville, KY; and Pittsburgh, PA. Republic also performs routine maintenance services from select line maintenance locations. Republic’s heavy maintenance is performed by its vendors in Windsor, Ontario, Canada, and Nashville, TN.

All maintenance technicians and avionics specialists employed by Republic have appropriate training and experience and hold required licenses issued by the FAA. Republic provides periodic in-house and outside training for its maintenance and flight personnel and also take advantage of manufacturers’ training programs that are offered when Republic acquires new aircraft.

Republic owns one full-motion flight simulator, and leases seven simulators that are all housed in its state-of-the-art training facility in Carmel, Indiana. Republic believes its lease arrangements will be able to provide adequate and cost-effective flight simulator training for its pilots.

Safety and Security

Republic is dedicated to ensuring the safety and security of its customers and associates. Republic has taken numerous measures, both voluntarily and as required by regulatory authorities, to increase the safety and security of its operations. Republic is committed to complying with future safety and security requirements.

Republic expects its employees to think, plan, communicate, and act appropriately to prevent injury, illness, or harm to themselves, fellow associates, passengers, and its aircraft.

Republic’s ongoing focus on safety relies on training its employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of Republic’s operation including: dispatch, flight operations, in-flight, and maintenance.

The TSA and the U.S. Customs and Border Protection, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from the United States. International flights are subject to customs, border, immigration, and similar requirements of equivalent foreign governmental agencies. Republic currently complies, in all material respects, with all directives issued by such agencies. Republic maintains active, open lines of communication with the TSA at all of its locations to ensure proper standards for security of Republic’s personnel, equipment, and facilities are exercised throughout the operation.

Competition

The airline industry is highly competitive. Republic competes with independent and wholly-owned U.S. regional airlines that currently hold or compete for CPAs with major airlines. Republic’s competition includes nearly every other domestic regional airline, including Endeavor (wholly-owned by Delta Air Lines); Envoy, PSA, and Piedmont (each, wholly-owned by the parent company of American Airlines); and SkyWest Airlines, Inc. Certain information regarding Republic and its primary competitors, published by the RAA, is listed below:

Regional Airline(1)	2023 Enplaned Passengers	Ownership	Estimated Large Regional Aircraft in Service (greater than 50 seats) at Year End 2023	Estimated Small Regional Aircraft in Service (50 seats or fewer) at Year End 2023
SkyWest	38,545,718	Publicly Traded	388	87
Republic	17,589,744	Publicly Traded (following this transaction)	234	—
Envoy	14,342,412	Wholly-owned subsidiary of American Airlines	161	—
PSA	11,603,256	Wholly-owned subsidiary of American Airlines	141	—
Endeavor	12,796,617	Wholly-owned subsidiary of Delta Air Lines	130	—

(1)	Certain smaller independent regional airlines with code-share relationships or CPAs with major airlines have been excluded due to size.

Major airlines typically offer CPAs to regional airlines on the basis of the following criteria: (i) availability of labor resources; (ii) proposed contract economic terms; (iii) reliable and on-time flight operations; (iv) corporate financial resources, including ability to procure and finance aircraft; and (v) customer service levels. Additionally, each major airline may be limited in the number and type of regional jet aircraft it may use in its network due to agreements major airlines have with their own labor groups, commonly referred to in the industry as “scope limitations.” Given Republic’s Partners’ scope limitations, Republic currently does not operate regional jet aircraft configured with more than 76 seats.

Certain of Republic’s competitors are larger and have significantly greater financial and other resources than Republic. Moreover, economic downturns combined with competitive pressures, have contributed to a number of reorganizations, bankruptcies, liquidations, and business combinations among major airlines and regional carriers in recent years. The effect of economic downturns is somewhat mitigated by Republic’s reliance on its CPAs with revenue-guarantee provisions, but the renewal and continued profitability of these partnerships with Republic’s Partners is not guaranteed. If, however, any of Republic’s Partners experience a prolonged decline in the number of passengers or are negatively affected by low ticket prices or high fuel prices, they may seek rate reductions in future CPAs, or materially reduce scheduled flights in order to reduce their costs. In addition, adverse weather conditions can impact Republic’s ability to complete scheduled flights and can have a negative impact on Republic’s operations and financial condition. Also, major airline scope limitations may restrict growth opportunities for the regional carriers.

Government Regulation

Aviation Regulation

The airline industry is heavily regulated, especially by the Federal government. Two of the primary regulatory authorities overseeing civil air transportation in the United States are the DOT and the FAA, an organization within the DOT. The DOT and FAA have regulatory authority over air transportation to, from, and within the United States. The DOT has authority to issue certificates of public convenience and necessity, exemptions, and other economic authority required for airlines to provide interstate and foreign air transportation. International routes and international code-sharing arrangements are regulated by the DOT and by the governments of the foreign countries involved.

A U.S. airline’s ability to operate flights to and from international destinations is subject to the air transport agreements between the United States and the foreign country and the carrier’s ability to obtain the necessary authority from the DOT and the applicable foreign government. The U.S. government has negotiated “open skies” agreements with many countries, which generally allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. With certain other countries, however, the United States has a restricted air transportation agreement. Changes in the aviation policies of the United States or any foreign country that Republic serves, changes with respect to air transportation agreements, or changes in the relationship between the U.S. and a foreign country that Republic serves could result in the alteration or termination of the corresponding air transport agreement, diminish the value of Republic’s international route authorities, or otherwise affect Republic’s operations to or from these countries.

The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space; the qualifications of flight personnel; flight training practices; pilot flight, duty, and rest requirements; compliance with FAA airline operating certificate requirements; aircraft certification, registration, inspection, and maintenance requirements; and other matters affecting air safety and operations. The FAA requires commercial airlines like Republic to obtain and hold an FAA Air Carrier Certificate. In addition, the FAA requires, among other things: operating, airworthiness, and other certifications; approval of personnel who may engage in flight maintenance or operations activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs.

Generally, governmental agencies, such as the DOT and FAA, enforce their regulations through, among other mechanisms, routine audits, investigations, and proceedings, which can result in civil or criminal penalties and/or suspension or revocation of operating authority.

Republic believes that it is operating in compliance with DOT and FAA regulations, in all material respects, and holds all necessary operating and airworthiness certificates and licenses. Republic incurs substantial costs in maintaining its current certifications and otherwise complying with the laws, rules, and regulations to which it is subject. Republic’s flight operations, maintenance, inspection, record keeping, and training programs are conducted under FAA approved procedures.

The airline industry is subject to legislative actions that may have an impact on operations and costs. In 2024, the U.S. Congress approved a five-year reauthorization for the FAA, which encompasses significant aviation tax and policy-related issues. The law includes a range of policy changes related to enhancing aviation safety, improving and modernizing air traffic control, and strengthening the aviation workforce. Implementation of some items continues into the new Administration, and depending on how they are implemented, could impact Republic’s operations and costs. Additionally, the U.S. Congress may consider legislation related to environmental issues or increases to the U.S. federal corporate income tax rate, which could impact the airline industry.

Consumer Protection Regulation

The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition by air carriers and ticket agents, airline advertising, denied boarding compensation, ticket refunds, baggage liability, lengthy tarmac delays, contracts of carriage, consumer notices and disclosures, customer service commitments, customer complaints, and transportation of passengers with disabilities. The DOT frequently adopts new consumer protection regulations, and it may adopt new consumer protection regulations in the future, which could impose additional requirements. The DOT also has authority to review certain joint venture agreements, marketing agreement, code-sharing agreements (where an airline places its designator code on a flight operated by another airline), and wet-leasing agreements (where one airline provides aircraft and crew to another airline) between carriers and regulates other economic matters such as slot transactions.

Foreign Ownership

Under Federal law and DOT policy, Republic must be owned and controlled by U.S. Citizens. The restrictions imposed by Federal law and DOT policy require that Republic’s President and at least two-thirds of its board of directors and other managing officers be U.S. Citizens; that at least 75% of Republic’s voting stock must be owned and controlled, directly and indirectly, by persons or entities who are U.S. Citizens; and that Republic be under the actual control of U.S. Citizens. In addition, at least 51% of Republic’s total outstanding stock must be owned and controlled by U.S. Citizens and no more than 49% of Republic’s stock may be owned or controlled, directly or indirectly, by persons or entities who are not U.S. Citizens and are from countries that have entered into “open skies” air transport agreements with the United States which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country.

Airport Access

Flights at three major domestic airports (Ronald Reagan Washington National Airport (DCA) in Washington, D.C., New York’s LaGuardia Airport (LGA), and John F. Kennedy International Airport (JFK)) are federally regulated by the DOT and FAA through allocations of landing and take-off authority (i.e. slots, slot exemptions, and operating authorizations (collectively, “Slots”)) or similar regulatory mechanisms, which limit departures and landings at those airports. Each Slot represents the authorization to land at or depart from the particular airport on a particular day during a specified time period.

Republic’s operations at these airports require the allocation of Slots. Republic or Republic’s Partners currently have sufficient Slots to operate Republic’s existing flights, but there is no assurance that Republic will be able to do so in the future because, among other reasons, such Slot allocations are subject to changes in government regulations and policies. Republic has one Slot exemption at DCA which is subject to an expiration date, for which Republic will attempt to seek extension. There is no assurance that the Slot exemption will be extended. Republic’s ability to retain Slots is subject to “use-or-lose” provisions of the governing FAA regulations or orders, and Republic’s ability to expand service at Slot-controlled airports similarly is limited. The DOT and FAA also regulate Slot transactions between airlines. The FAA can grant, and has granted, waivers meeting certain criteria for limited periods that, subject to certain conditions, allow carriers, including Republic, to maintain existing Slots at Slot-controlled airports while not complying with the use-or-lose provisions of the governing FAA regulations or orders, but future waivers are not assured.

Environmental Regulation

Federal law generally recognizes the proprietary rights of airport operators to implement local noise abatement programs, so long as such programs satisfy various criteria including that they do not interfere unreasonably with interstate or foreign commerce or the national aviation system. Federal law set forth in the Airport Noise and Capacity Act, 49 U.S.C. § 47521, et seq. (“ANCA”) generally limits local laws impacting airspace use and management, air traffic control, safety, and the regulation of aircraft noise at its source. The ANCA generally requires FAA approval of local noise restrictions on commercial aircraft. However, certain airports have imposed curfews and noise restrictions that have been grandfathered under ANCA. In some instances, these restrictions have caused airlines to curtail service or have increased airline operating costs. Such restrictions could limit Republic’s ability to commence or expand its operations at affected airports. While Republic has had sufficient scheduling flexibility to accommodate local noise restrictions imposed to date, its operations could be adversely affected if locally imposed regulations become more restrictive or widespread.

Republic is subject to various Federal, state, and local laws, and regulations related to the protection of the environment and affecting matters such as aircraft engine emissions and the discharge or disposal of materials and chemicals. The Environmental Protection Agency (“EPA”) regulates aircraft emissions, including air carrier operations, which affect the quality of air in the United States. Republic believes the aircraft in its fleet meet all emission standards issued by the EPA. Republic may become subject to additional taxes or regulations related to greenhouse gas emissions, including reporting requirements, emissions limitations and/or requirements to obtain permits for greenhouse gas emissions.

In addition to other potential regulations, certain U.S. airport authorities are exploring ways to limit de-icing fluid discharges to groundwater, which can result in additional costs to and restrictions on airlines required to participate in the construction of new or modified airports. Additionally, air quality initiatives at the state and local level (including state implementation plans for achieving national ozone standards) could, in the future, result in curtailments in services, increased operating costs, limits on expansion, or further emission reduction requirements. Certain airports and/or state governments either have or are seeking to establish environmental fees and other requirements applicable to carbon emissions, local air quality pollutants, and/or noise.

Security Regulation

The TSA and the U.S. Customs and Border Protection are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from the United States. International flights are subject to customs, border, immigration, and similar requirements of equivalent foreign governmental agencies.

Other Regulations

Republic is subject to various other Federal, state, local, and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over certain airline competition matters. Labor relations in the airline industry are generally governed by the RLA. The privacy and security of passenger and employee data is regulated by various U.S. and foreign laws and regulations.

The U.S. government and foreign governments may consider and adopt new laws, regulations, interpretations, and policies regarding a wide variety of matters that could directly or indirectly affect Republic’s results of operations. Republic cannot predict what laws, regulations, interpretations, and policies might be considered in the future, nor can Republic judge what impact, if any, the implementation of any of these proposals or changes might have on its business.

Aircraft Fuel

Republic’s CPAs provide that Republic’s Partners source, procure, and directly pay third party vendors for substantially all fuel used in carrying out passenger service under those agreements. Accordingly, Republic does not recognize fuel expenses or revenues for fuel reimbursement for flying under its CPAs, and Republic faces very limited exposure to fuel price fluctuations, as these charges are characterized as Partner direct charges.

Insurance

Republic maintains insurance policies that it believes are of types customary in the industry and in amounts it believes are adequate to protect Republic against material loss and as required by the DOT, lessors, financing parties, and Republic’s Partners under the terms of Republic’s CPAs. The policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to Republic’s flight equipment, and workers’ compensation insurance. Republic is not insured against cyber risk liability and business interruption. There is no assurance, however, that the amount of insurance Republic carries will be sufficient to protect Republic from material loss. Each of Republic’s CPAs requires Republic to maintain specified types and amounts of insurance.

Community Partnerships

As an Indianapolis-based company with employees who live across the United States, it is an important part of Republic’s culture to support the communities in which Republic works and lives. Republic has several key community partnership initiatives, some of which are:

•

Republic Plane Pull: an annual event where teams from areas throughout the Indianapolis and surrounding communities and aviation industry pull one of Republic’s E170/175 aircraft to raise money for A Kid Again, Indiana Children’s Wish Fund, Riley Children’s Hospital, and Ascension St. Vincent Peyton Manning Children’s Hospital.

•

Samaritan’s Feet: a partnership to provide shoes to underprivileged children across the world and engage in Republic’s local communities in Indianapolis and other cities where Republic has significant operations to provide shoes for children in grade schools as well as shelters.

•

Food for the Poor: a global partnership that Republic supports financially as well as with mission trips with Republic’s associates to underdeveloped countries to build communities and provide tools and resources to improve access to basic necessities.

•

Habitat for Humanity: to support the global need for decent and affordable housing, Republic sponsors the construction of a home with Habitat for Humanity in the hangar each year. The work and partnerships open doors to new possibilities and new realities for community members.

•

Wreaths Across America: as a highlight to Republic’s mission to support the military and Remember, Honor, and Teach, each December on National Wreaths Across America Day, Republic associates coordinate wreath-laying ceremonies at Arlington National Cemetery and more than 3,700 additional locations in all 50 U.S. states, at sea and abroad.

•

Junior Achievement: an extension of Republic’s commitment to workforce development in which Republic provides support and funds to educate children on financial literacy, leadership, and career readiness while also exposing them to opportunities within the aviation industry. Republic also provides various other volunteering opportunities for its employees.

Seasonality

Republic’s results of operations for any interim period are not necessarily indicative of those for the entire year, in part because the airline industry is subject to seasonal fluctuations and changes in general economic conditions. A significant portion of Republic’s CPAs are based on completing flights as scheduled and Republic typically has more scheduled flights during the summer months. Republic generally experiences a significantly higher number of weather cancelations during the summer months, which negatively impacts Republic’s revenues during this time of year.

Legal Proceedings

Republic is involved in various legal actions in the ordinary course of business. Contingent losses expected to arise because of pending legal matters, which could include expected future settlements, judgements, and legal fees, are recorded when probable and estimable. Republic’s management believes the ultimate outcome of any pending legal matters will not have a material adverse effect on Republic’s consolidated financial statements as a whole.

Properties

As of June 30, 2025, Republic’s facilities are summarized in the following table:

Facility	Square Feet	Location
Corporate Headquarters	91,048	Indianapolis, IN
Indianapolis Training Center	40,144	Indianapolis, IN
Aviation Campus Training Center	107,400	Carmel, IN
Aviation Campus Hotel	164,770	Carmel, IN
Maintenance Hangar	110,469	Indianapolis, IN
Maintenance Hangar	149,370	Columbus, OH
Maintenance Hangar	62,000	Louisville, KY
Maintenance Hangar	99,605	Pittsburgh, PA
Maintenance Storage	10,500	Astoria, NY
LIFT Office and Hangar	25,566	Myrtle Beach, SC
LIFT Office and Hangar	13,590	Galveston, TX
LIFT Office and Hangar	14,880	Tuskegee, AL
LIFT Office and Hangar	33,447	Indianapolis, IN
LIFT Hangar	7,100	Columbus, IN
LIFT Office	3,750	Danville, IN

Republic leases all of its facilities with the exception of the aviation campus training center (“Training Center”) and Aviation Campus Hotel (“Brickyard Hotel”). During the year ended December 31, 2023, Republic entered into a loan agreement which is collateralized by the Training Center and Brickyard Hotel. Further, in 2024 Republic began construction on a new headquarters adjacent to the Training Center and Brickyard Hotel in Carmel, Indiana, which is expected to be completed in December 2025. As of June 30, 2025 no loan agreements have been entered into with regards to the new headquarters. All leased facilities are subject to either long-term leases or on a month-to-month basis.

MESA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Mesa’s financial condition and results of operations should be read together with Mesa’s consolidated financial statements, the accompanying notes, and the other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties such as Mesa’s plans, estimates, and beliefs. Mesa’s actual results could differ materially from those discussed in the forward-looking statements below. Factors that could cause or contribute to those differences in Mesa’s actual results include, but are not limited to, those discussed below and those discussed elsewhere in this proxy statement/prospectus, particularly in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on page 96 and 47, respectively, of this proxy statement/prospectus.

Recent Developments

The Merger

On April 4, 2025, Mesa entered into the Merger Agreement with Republic. Subject to the terms and conditions of the Merger Agreement, Republic will merge with and into Mesa, with Mesa continuing as the surviving corporation following the Merger. Concurrently with the execution and delivery of the Merger Agreement, Mesa, Republic, and United, among other parties, entered into the Three-Party Agreement, which among other things, requires Mesa to (i) dispose of certain assets, extinguish certain liabilities, and effectuate related transactions and (ii) conduct the Primary Issuance. For additional information, see the sections titled “The Merger,” “The Merger Agreement” and “Agreements Related to the Merger — The Three Party Agreement” beginning on pages 102, 141, and 168, respectively, of this proxy statement/prospectus.

Immediately following the completion of the Merger, Pre-Merger Mesa Shareholders will own approximately six percent (6%) of the Surviving Corporation, with the prospect of owning up to an additional six percent (6%) subject to certain contingencies set forth in the Merger Agreement and the Three-Party Agreement.

The following discussion and analysis of Mesa’s financial condition and results of operations does not reflect material changes to Mesa’s business, assets, liabilities, financial condition, operations, management, and prospects that will occur if the Merger is consummated.

Overview

Headquartered in Phoenix, Arizona, Mesa is the holding company of Mesa Airlines, a regional air carrier providing scheduled passenger service to 79 cities in 31 states, Cuba, and Mexico. As of June 30, 2025, Mesa operated a fleet of 60 E175 regional aircraft with approximately 254 daily departures. As of June 30, 2025, Mesa also had 21 CRJ-900 airframes and 34 CRJ-900 engines held for sale. The aircraft in Mesa’s fleet were operated as United Express pursuant to the terms of the United CPA. Except as set forth in the following sentence, all of Mesa’s consolidated contract revenues for the three and nine months ended June 30, 2025 and June 30, 2024 were derived from operations associated with the United CPA, leases of aircraft to a third party, and MPD. Revenues during the nine months ended June 30, 2024 also included $7.2 million in revenues derived from the DHL FSA, which terminated in March 2024. Additionally, Mesa’s leases of aircraft to a third party terminated upon the sale of such aircraft to United Airlines during the nine months ended June 30, 2025.

The United CPA provides Mesa guaranteed monthly revenue for each aircraft under contract, a fixed fee for each block hour (the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination), and flights actually flown, and reimbursement of certain direct operating expenses in exchange for providing regional flying on behalf of United Airlines. The United CPA also shelters Mesa from many of the elements that cause volatility in airline financial performance, including fuel prices, variations in ticket prices, and fluctuations in number of passengers. In providing regional flying under the United CPA, Mesa uses the logos, service marks, flight crew uniforms, and aircraft paint schemes of United. United controls route selection, pricing, seat inventories, marketing, and scheduling, and provides Mesa with ground support services, airport landing slots, and gate access. Upon closing of the transactions contemplated by the Merger Agreement, the United CPA will be replaced with the Go-Forward CPA. For more information regarding the Go-Forward CPA, please see the section titled “Republic’s Business – Capacity Purchase Agreements with Republic’s Partners – United Airlines – Go-Forward CPA” beginning on page 263 of this proxy statement/prospectus.

Industry Trends

Mesa believes its operating and business performance is driven by various factors that typically affect regional airlines and their markets, including trends which affect the broader airline and travel industries, though the terms of the United CPA reduce its exposure to fluctuations in certain trends. The following key factors may materially affect Mesa’s future performance.

Availability and Training of Qualified Pilots

On July 8, 2013, as directed by the U.S. Congress, the FAA issued more stringent pilot qualification and crew member flight training standards, which, among other things, increased the required training time for new airline pilots from 250 hours to 1,500 hours of flight time. With these changes, the supply of qualified pilot candidates eligible for hiring by the airline industry was dramatically reduced. To address the diminished supply of qualified pilot candidates, regional airlines implemented significant pilot wage and bonus increases.

Mesa launched MPD to address the diminished supply of qualified pilots, provide a more affordable path for pilots to reach the 1,500 flight hours required to earn their Airline Transport Pilot certificate, and provide a pipeline of potential pilots to Mesa Airlines. As part of this program, Mesa operates a fleet of 28 Pipistrel Alpha Trainer 2 aircraft. Currently, pilots pay out-of-pocket for the first 250 flight hours at a rate of $60 per hour. Subsequent flight costs of $75 per hour are financed by Mesa at zero interest and, generally, require repayment of such financing over two years.

Although pilot attrition has returned to normal levels no assurance can be given that the measures Mesa has taken or may take in the future will enable Mesa to attract, hire, and train pilots at a rate necessary to support Mesa’s operations.

Pilot and Mechanic Attrition

In recent years, Mesa has experienced significant volatility in its attrition rates due to several factors, including pilot wage and bonus increases at other regional air carriers, the growth of cargo, low-cost, and ultra-low-cost carriers, and the increasing number of pilots at major airlines reaching the statutory mandatory retirement age of 65. If Mesa’s actual pilot attrition rates differ materially from its projections, Mesa’s operations and financial results could be materially and adversely affected. Although Mesa targets maintenance staffing levels above its projected needs to account for attrition — which is widespread in the industry — Mesa has, from time to time, experienced attrition among its maintenance technicians. These technicians have the option to seek employment at mainline airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines are financially able to provide. Attrition of maintenance technicians has, on occasion, required Mesa to supplement its staff with qualified temporary employees.

In 2022, Mesa implemented a new pay structure for pilots, establishing starting wages of $100 per hour for entry-level first officers, $150 per hour for first-year captains and $215 per hour for captains with 20 years of experience. These changes are intended to ensure that Mesa remains competitive in the industry and is able to attract and retain experienced, qualified pilots.

Economic Conditions, Challenges and Risks

Liquidity and Going Concern

During the three and nine months ended June 30, 2025, and the fiscal year ended September 30, 2024, costs associated with the transition of Mesa’s operations with American Airlines to United Airlines, increased costs associated with pilot wages, together with increasing interest rates, adversely impacted Mesa’s financial results, cash flows, financial position, and other key financial ratios. Additionally, United requested that Mesa accelerate the removal of its CRJ-900 aircraft and transition the pilots to Mesa’s E175 fleet. These events will lead to increased costs and will impact Mesa’s block hour capabilities while these pilots are in training.

As a result, during the nine months ended June 30, 2025, these challenges resulted in a negative impact on Mesa’s financial results, highlighted by a net loss of $152.3 million, primarily due to a $54.4 million loss recorded related to the sale of 18 E175 aircraft and $111.8 million in impairment related to held for sale assets and the write-down of the net book value of 10 E175 aircraft. These conditions and events raised concerns about Mesa’s ability to continue to fund its operations and meet its debt obligations over the next twelve months.

To address such concerns, management developed and implemented several material changes to Mesa’s business, designed to ensure that Mesa could continue to fund its operations and meet its debt obligations over the next twelve months. The following measures were implemented during the three months ended June 30, 2025, and through the date of issuance of the financial statements:

•	On April 4, 2025, Mesa entered into the Three-Party Agreement, as well as the Merger Agreement, which provides for, among other things, the following:

•	Termination of the United CPA, which will be replaced with a new long-term CPA.

•	Sale or disposition by Mesa of all remaining Eligible Assets.

•	Extinguishment by Mesa of all remaining debt with cash and sale of assets. Any remaining debt will be assumed by the surviving corporation or forgiven by United Airlines.

•	A three percent (3%) increase in CPA block hour rates, retroactive to January 1, 2025.

•	Transfer of all of Mesa’s rights and obligations under its agreements with Archer.

•	On April 4, 2025, Mesa entered into the Sixth Amendment to the Third Amended and Restated Capacity Purchase Agreement with United Airlines which provides for the following:

•

The extension of the CPA rate increases agreed upon in the First Amendment to the Third Amended and Restated United CPA and the Second Amendment to the Third Amended and Restated United CPA, dated January 11, 2024, and January 19, 2024, respectively (the “January 2024 United CPA Amendments”), retroactive to January 1, 2025, through March 31, 2026.

•	The extension of incentives for achieving certain performance metrics, retroactive to July 1, 2024, through March 31, 2026.

•

On April 4, 2025, Mesa entered into the Sixth Amendment to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of an existing financial covenant default with respect to the period ended March 31, 2025, and a projected financial covenant default with respect to the periods ending June 30, 2025, September 30, 2025, December 31, 2025, and March 31, 2026, each relating to a minimum liquidity requirement under the United Revolving Credit Facility.

•

On April 3, 2025, Mesa entered into a purchase agreement with a third party which provides for the sale of 23 GE model CF34-8C engines to the third party for expected gross proceeds of $16.3 million, which will be used to pay down the UST Loan.

•	Based on the most recent appraisal value of Mesa’s spare parts, Mesa has $10.5 million of borrowing capacity under the United Revolving Credit Facility.

•

In addition to already executed agreements to sell aircraft, Mesa is actively seeking arrangements to sell other surplus assets primarily related to the CRJ fleet including aircraft, engines, and spare parts to reduce debt and optimize operations.

•	Mesa has delayed and/or deferred major spending on aircraft and engine maintenance to match the current and projected level of flight activity.

Mesa believes that the plans and initiatives outlined above have effectively alleviated the financial concerns and will allow the company to meet its cash obligations for the next twelve months following the issuance of its financial statements. The forecast of undiscounted cash flows prepared to determine if Mesa has the ability to meet its cash obligations over the next twelve months was prepared with significant judgment and estimates of future cash flows based on projections of CPA block hours, maintenance events, labor costs, and other relevant factors. Assumptions used in the forecast may change or not occur as expected.

As of June 30, 2025, Mesa has $84.7 million of principal maturity payments on long-term debt due within the next twelve months. Mesa plans to meet these obligations with its cash on hand, ongoing cash flows from operations, and the liquidity created from the additional measures identified above. If Mesa’s plans are not realized, Mesa intends to explore additional opportunities to create liquidity by refinancing and deferring repayment of Mesa’s principal maturity payments that are due within the next twelve months. Mesa continues to monitor covenant compliance with its lenders, as any noncompliance could have a material impact on its financial position, cash flows, and results of operations.

Market Volatility

The airline industry is volatile and affected by economic cycles and trends. Consumer confidence and discretionary spending, spread of a virus, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, changes in governmental regulations on taxes and fees, weather and other factors have contributed to a number of reorganizations, bankruptcies, liquidations, and business combinations among major and regional airlines. The effect of economic cycles and trends may be somewhat mitigated by Mesa’s reliance on the United CPA. If, however, United Airlines experiences a prolonged decline in the number of passengers or is negatively affected by low ticket prices or high fuel prices, it may seek rate reductions in future CPAs, or materially reduce Mesa’s scheduled flights in order to reduce its costs. Mesa’s financial performance could be negatively impacted by any adverse changes to the rates, number of aircraft or utilization under the United CPA.

Labor

The airline industry is heavily unionized. The wages, benefits, and work rules of unionized airline industry employees are determined by collective bargaining agreements. As of June 30, 2025, approximately 68.63% of Mesa’s workforce was represented by labor unions, including the ALPA and the AFA. In August 2022, Mesa entered into a three-year Letter of Agreement with the ALPA, which provided for increased overall hourly pay increases of nearly 118% for captains and 172% for new-hire first officers. These pay increases have positively impacted Mesa’s ability to attract, hire, and retain pilots in fiscal years 2023, 2024 and 2025, and attrition levels have dropped. In September 2022, Mesa entered into a Letter of Agreement with AFA to extend the term of Mesa’s agreement by two years. Mesa’s extension with AFA provided, among other things, an increase in compensation for Mesa’s flight attendants. The terms and conditions of Mesa’s future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than Mesa. In addition, conflicts between airlines and their unions can lead to work slowdowns or stoppages. A strike or other significant labor dispute with Mesa’s unionized employees may adversely affect Mesa’s ability to conduct business.

Competition

The airline industry is highly competitive. Mesa competes principally with other regional airlines. Major airlines typically award CPAs to regional airlines based on the following criteria: ability to fly contracted schedules, availability of labor resources including pilots, low operating cost, financial resources, geographical infrastructure, overall customer service levels relating to on-time arrival and flight completion percentages, and the overall image of the regional airline. Mesa’s ability to renew its existing agreement and earn additional flying opportunities in the future will depend, in significant part, on Mesa’s ability to maintain a low-cost structure competitive with other regional air carriers.

Maintenance Contracts, Costs, and Timing

Mesa’s employees perform routine airframe and engine maintenance along with periodic inspections of equipment at their respective maintenance facilities. Mesa also uses third-party vendors, such as AAR, CAE, GE, and StandardAero, for certain heavy airframe and engine maintenance work, along with parts procurement and component overhaul services for its aircraft fleet. As of June 30, 2025, $36.9 million of parts inventory was consigned to Mesa by AAR under long-term contracts that is not reflected in Mesa’s consolidated balance sheet.

The average age of Mesa’s E175 type aircraft is approximately 9.6 years. Due to the relatively young age of Mesa’s E175 aircraft, they require less maintenance now than they will in the future. In prior periods, Mesa incurred relatively low maintenance expenses on its E175 aircraft because most of the parts are under multi-year warranties and a limited number of heavy airframe checks and engine overhauls have occurred. As Mesa’s E175 aircraft age and these warranties expire, Mesa expects that maintenance costs will increase in absolute terms and as a percentage of revenue. In addition, because Mesa’s current aircraft were acquired over a relatively short period of time, significant maintenance events scheduled for these aircraft will occur at roughly the same intervals, meaning Mesa will incur its most expensive scheduled maintenance obligations across its present fleet at approximately the same time. These more significant maintenance activities result in out-of-service periods during which aircraft are dedicated to maintenance activities and unavailable for flying under the United CPA.

Mesa uses the direct expense method of accounting for its maintenance of regional jet engine overhauls, airframe, auxiliary power units, and landing gear for the majority of Mesa’s fleets, with the exception of Mesa-owned E175 aircraft. Heavy maintenance and major overhaul costs on Mesa’s owned E175 fleet are deferred and amortized until the earlier of the end of the useful life of the related asset or the next scheduled heavy maintenance event. Normal recurring maintenance is expensed when the maintenance work is completed, or over the repair period, if materially different. Mesa’s maintenance policy is determined by fleet when major maintenance is incurred. While Mesa keeps a record of expected maintenance events, the actual timing, and costs of major engine maintenance expense are subject to variables such as estimated usage, government regulations, and the level of unscheduled maintenance events and their actual costs. Accordingly, Mesa cannot reliably quantify the costs or timing of future maintenance-related expenses for any significant period of time.

Aircraft Leasing and Finance Determinations

Mesa has generally funded aircraft acquisitions through a combination of operating leases and debt financing. Mesa’s determination to lease or finance the acquisition of aircraft may be influenced by a variety of factors, including the preferences of Mesa’s major partners, the strength of Mesa’s balance sheet and credit profile and those of Mesa’s major partners, the length and terms of the available lease or financing alternatives, the applicable interest rates, and any lease return conditions. When possible, Mesa prefers to finance aircraft through debt rather than operating leases, due to lower operating costs, extended depreciation period, opportunity for aircraft equity, absence of lease return conditions, and greater flexibility in renewing the aircraft under the CPA with Mesa’s major partner after paying off the principal balance.

Subsequent to the initial acquisition of an aircraft, Mesa may also refinance the aircraft or convert one form of financing to another (e.g., replacing an aircraft lease with debt financing). The purchase of leased aircraft allows Mesa to lower its operating costs and avoid lease-related use restrictions and return conditions.

As of June 30, 2025, Mesa had 60 aircraft in its fleet under lease, all of which are E175 aircraft owned by United Airlines and leased to Mesa at nominal amounts. In order to determine the proper classification of Mesa’s leased aircraft as either operating leases or finance leases, Mesa must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a finance lease. Mesa’s aircraft leases classified as operating leases results in rental payments being charged to expense over the terms of the related leases.

Mesa is also subject to lease return provisions that require a minimum portion of eligible flight time for certain components remain when the aircraft is returned at the lease expiration. Mesa estimates the cost of maintenance lease return obligations and accrue such costs over the remaining lease term when the expense is probable and can be reasonably estimated.

Seasonality

Mesa’s results of operations for any interim period are not necessarily indicative of those for the entire year since the airline industry is subject to seasonal fluctuations and general economic conditions. Mesa’s operations are somewhat favorably affected by increased utilization of its aircraft in the summer months and are unfavorably affected by increased fleet maintenance and by inclement weather during the winter months.

Components of Results of Operations

The following discussion summarizes the key components of Mesa’s consolidated and condensed consolidated statements of operations and comprehensive loss.

Operating Revenues

Mesa’s operating revenues consist primarily of contract revenue as well as pass-through and other revenues.

Contract Revenue

Contract revenue consists of the fixed monthly amounts per aircraft received pursuant to the United CPA, along with the additional amounts received based on the number of flights and block hours flown, rental revenue for aircraft leased to a third party, and revenue from participants in MPD. Contract revenues Mesa receives from United Airlines are paid and recognized over time consistent with the delivery of service under the United CPA.

Pass-Through and Other Revenue

Pass-through and other revenue consists of passenger liability insurance, aircraft property taxes, landing fees, and other aircraft and traffic servicing costs received pursuant to Mesa’s agreements with United Airlines.

Operating Expenses

Mesa’s operating expenses consist of the following items:

Flight Operations

Flight operations expense includes costs related to salaries, bonuses and benefits earned by Mesa’s pilots, flight attendants, and dispatch personnel, as well as costs related to technical publications, lodging of Mesa’s flight crews, and pilot training expenses.

Fuel

Fuel expense includes fuel and related fueling costs for flying Mesa undertakes outside of the United CPA, including aircraft repositioning and maintenance. All aircraft fuel and related fueling costs for flying under the United CPA were directly paid and supplied by United Airlines. The fuel and related cost for flying under the DHL FSA were directly paid and supplied by DHL. Accordingly, Mesa does not record an expense or the related revenue for fuel supplied United Airlines for flying under the United CPA or DHL under the DHL FSA except fuel costs incurred for controllable ferry flights for United Airlines. Fuel expenses relating to MPD are paid by Mesa.

Maintenance

Maintenance expense includes costs related to engine overhauls, airframe, landing gear, and normal recurring maintenance, which includes pass-through maintenance costs related to Mesa’s E175 aircraft. Heavy maintenance and major overhaul costs on Mesa’s owned E175 fleet are deferred and amortized until the earlier of the end of the useful life of the related asset or the next scheduled heavy maintenance event. All other maintenance costs are expensed as incurred, except for certain maintenance contracts where labor and materials price risks have been transferred to the service provider and require payment on a utilization basis, such as flight hours. Costs incurred for maintenance and repair for utilization maintenance contracts where labor and materials price risks have been transferred to the service provider are charged to maintenance expense based on contractual payment terms. As a result of using the direct expense method for heavy maintenance on the majority of Mesa’s fleets, the timing of maintenance expense reflected in the financial statements may vary significantly from period to period.

Aircraft Rent

Aircraft rent expense includes costs related to leased engines and aircraft.

Aircraft and Traffic Servicing

Aircraft and traffic servicing expense includes expenses related to the United CPA and the DHL FSA, including aircraft cleaning, passenger disruption reimbursements, international navigation fees, and wages of airport operations personnel, a portion of which are reimbursable by Mesa’s major partners.

General and Administrative

General and administrative expense includes insurance and taxes, the majority of which are pass-through costs, non-operational administrative employee wages and related expenses, building rents, real property leases, utilities, legal, audit, and other administrative expenses.

Depreciation and Amortization

Depreciation expense is a periodic non-cash charge primarily related to aircraft, engine, and equipment depreciation. Amortization expense is a periodic non-cash charge related to Mesa’s customer relationship intangible asset.

Asset Impairment

Asset impairment includes charges for impairments of assets either designated as held for sale or assets that are held and used but determined to have been impaired.

Impairment

Impairment expense is a non-recurring, non-cash charge related to the reduction in value of aircraft and related parts, primarily upon reclassification to held for sale.

Other Operating Expenses

Other operating expenses primarily consists of fuel costs for flying Mesa undertakes outside of the United CPA (including aircraft re-positioning and maintenance) as well as costs for aircraft and traffic servicing, such as aircraft cleaning, passenger disruption reimbursements, international navigation fees, and wages of airport operations personnel, a portion of which are reimbursable by United Airlines. All aircraft fuel and related fueling costs for flying under the United CPA are directly paid and supplied by United Airlines. Accordingly, Mesa does not record an expense or pass-through revenue for fuel supplied by United Airlines for flying under the United CPA. Fuel expenses relating to MPD are paid by Mesa.

Other Income (Expense), Net

Interest Expense

Interest expense is interest on Mesa’s debt incurred to finance purchases of aircraft, engines, and equipment, including amortization of debt financing costs, and discounts.

Interest Income

Interest income includes interest income on Mesa’s cash and cash equivalent balances.

Gain on Investments

Gain on investments relates to gains resulting from the transfer of Mesa’s investments in equity securities.

Gain on Investments, Net

Gain on investments, net consists of gains on the sale, or transfer of Mesa’s investments in equity securities to another party.

Unrealized Loss on Investments, Net

Unrealized loss on investments, net relates to losses resulting from the change in fair value of Mesa’s investments in equity securities.

Unrealized (Loss)/Gain, Net

Unrealized (loss)/gain on investments, net consists of losses, or gains due to changes in the value of Mesa’s investments in equity securities.

Gain on Extinguishment of Debt

Gain on extinguishment of debt relates to the settlement of a loan for an amount less than the outstanding principal balance.

Gain on Debt Forgiveness

Gain on debt forgiveness consists of gains resulting from the forgiveness earned on Mesa’s deemed prepayment associated with the United Revolving Credit Facility for the achievement of certain performance metrics.

Other Expense

Other expense includes expense derived from activities not classified in any other area of the consolidated statements of income and condensed consolidated statements of operations and comprehensive loss.

Segment Reporting

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing operating performance. In consideration of ASC 280, Segment Reporting, Mesa is not organized around specific services or geographic regions. Mesa currently operates in one service line providing scheduled flight services in accordance with the United CPA.

While Mesa operates under a capacity purchase agreement, it does not manage its business based on any performance measure at the individual contract level. Additionally, Mesa’s CODM uses consolidated financial information to evaluate Mesa’s performance, which is the same basis on which he communicates Mesa’s results and performance to Mesa’s board of directors. The CODM bases all significant decisions regarding the allocation of Mesa’s resources on a consolidated basis. Based on the information described above and in accordance with the applicable literature, management has concluded that Mesa is organized and operated as one operating and reportable segment.

Results of Operations

Three Months Ended June 30, 2025 Compared to Three Months Ended June 30, 2024

Mesa had operating loss of $0.1 million in the three months ended June 30, 2025 compared to operating loss of $9.0 million in the three months ended June 30, 2024. In the three months ended June 30, 2025, Mesa had net income of $20.9 million compared to net loss of $19.9 million in the three months ended June 30, 2024.

Mesa’s operating results for the three months ended June 30, 2025 improved as a result of (i) decreases in flight operations expense as a result of decreased pilot training and lower pilot wages; and (ii) decreases in depreciation expense, primarily due to the retirement and sale of several aircraft; and (iii) decreases in impairment related to held for sale assets and the write down of E175 aircraft. This improvement was partially offset by a decrease in contract revenue due to fewer aircraft under contract and higher deferred revenue.

Operating Revenues

	Three Months Ended June 30,
	2025		2024		Change
Operating revenues ($ in thousands):
Contract		$69,940		$95,596		$(25,656)	(26.8)%
Pass-through and other		22,844		15,197		7,647	50.3%

Total operating revenues		$92,784		$110,793		$(18,009)	(16.3)%

Operating data:
Available seat miles-ASMs (thousands)		996,290		962,669		33,621	3.5%
Block hours		44,100		43,813		287	0.7%
Revenue passenger miles-RPMs (thousands)		831,706		817,434		14,272	1.7%
Average stage length (miles)		604		535		69	12.9%
Contract revenue per available seat mile-CRASM (in cents)	¢	7.02	¢	9.93	¢	(2.91)	(29.3)%
Passengers		1,357,129		1,513,581		(156,452)	(10.3)%

Total operating revenue decreased by $18.0 million, or 16.3%, to $92.8 million for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024. Contract revenue decreased by $25.7 million, or 26.8%, to $66.9 million, primarily due to fewer aircraft under contract. Mesa’s block hours flown during the three months ended June 30, 2025, increased 0.7% compared to the three months ended June 30, 2024 due to an increase in the average stage length. Mesa’s pass-through and other revenue increased by $7.6 million, or 50.3%, to $22.8 million compared to the three months ended June 30, 2024 due to an increase in pass-through maintenance related to Mesa’s E175 fleet.

Operating Expenses

	Three Months Ended June 30,
	2025	2024	Change
Operating expenses ($ in thousands):
Flight operations	$36,551	$45,455	$(8,904)	(19.6)%
Maintenance	41,417	44,266	(2,849)	(6.4)%
Aircraft rent	98	1,684	(1,586)	(94.2)%
General and administrative	11,585	9,715	1,870	19.2%
Depreciation and amortization	3,377	9,730	(6,353)	(65.3)%
Asset impairment	(52)	7,880	(7,932)	(100.7)%
Other operating expenses	(46)	1,090	(1,136)	(104.2)%

Total operating expenses	$92,930	$119,820	$(26,890)	(22.4)%

Operating data:
Available seat miles-ASMs (thousands)	996,290	962,669	33,621	3.5%
Block hours	44,100	43,813	287	0.7%
Average stage length (miles)	604	535	69	12.9%
Departures	22,162	24,144	(1,982)	(8.2)%

Flight Operations

Flight operations expense decreased $8.9 million, or 19.6%, to $36.6 million for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. The decrease was primarily driven by decreased pilot training expense and lower pilot wages as a result of decreases in headcount and operating a single E 175 fleet type.

Maintenance

Aircraft maintenance expense decreased $2.8 million, or 6.4%, to $41.4 million for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. This decrease was primarily driven by a decrease in labor and other expense. Total pass-through maintenance expenses reimbursed by United Airlines increased by $6.3 million during the three months ended June 30, 2025 compared to the three months ended June 30, 2024.

The following table presents information regarding Mesa’s maintenance costs during the three months ended June 30, 2025 and June 30, 2024 (in thousands):

	Three Months Ended June 30,
	2025	2024	Change
Engine overhaul	$(4)	$—	$(4)	100.0%
Pass-through engine overhaul	5,494	6,826	(1,332)	(19.5)%
C-check	1,299	1,594	(295)	(18.5)%
Pass-through C-check	3,812	2,050	1,762	86.0%
Component contracts	2,104	4,226	(2,122)	(50.2)%
Rotable and expendable parts	1,403	4,382	(2,979)	(68.0)%
Other pass-through	11,788	5,956	5,832	97.9%
Labor and other	15,521	19,232	(3,711)	(19.3)%

Total	$41,417	$44,266	$(2,849)	(6.4)%

Aircraft Rent

Aircraft rent expense decreased $1.6 million, or 94.2%, to $0.1 million for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. The decrease is primarily due to fewer engine lease costs during the three months ended June 30, 2025.

General and Administrative

General and administrative expense increased $1.9 million, or 19.2%, to $11.6 million for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. The increase is primarily driven by increases in wages, pass-through insurance costs, and legal fees.

Depreciation and Amortization

Depreciation and amortization expense decreased by $6.4 million, or 65.3%, to $3.4 million for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 due to aircraft in the fleet being sold or classified as non-depreciable assets held for sale.

Asset Impairment

Asset impairment of $(0.1) million was recorded for the three months ended June 30, 2025 related to held for sale assets. There was $7.9 million of asset impairment recorded for the three months ended June 30, 2024 related to held for sale assets.

Other Operating Expenses

Other operating expenses decreased by $1.1 million, to $(46) thousand for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. The decrease is primarily attributable to lower interrupted trip expense during the three months ended June 30, 2025.

Other Income/(Expense)

Other income (expense) increased by $32.5 million, to $20.8 million for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. The increase is primarily attributable to the write off of warrant liabilities, lower interest expense, and lower losses on investment.

Income Taxes

The income tax benefit totaled $0.2 million for the three months ended June 30, 2025 compared to a tax benefit of $0.8 million for the three months ended June 30, 2024. The effective tax rate (“ETR”) from continuing operations was -1.2% for the three months ended June 30, 2025 compared to 3.9% for the three months ended June 30, 2024. Mesa’s ETR during the three months ended June 30, 2025 and June 30, 2024 differed from the statutory rate during both periods principally as a result of the impact of the valuation allowance on operating loss carryforwards and deferred tax assets on tax expense.

Mesa continues to maintain a valuation allowance on a portion of its federal and state net operating losses in jurisdictions with shortened carryforward periods or in jurisdictions where Mesa’s operations have significantly decreased as compared to prior years in which the net operating losses were generated.

As of June 30, 2025, Mesa had aggregate federal and state net operating loss carryforwards of approximately $277.6 million and $150.6 million, respectively, which expire in 2030-2038 and 2024-2043, respectively. No net operating loss carryforwards are expected to expire in the current fiscal year.

Nine Months Ended June 30, 2025 Compared to Nine Months Ended June 30, 2024

Mesa had operating loss of $168.2 million in the nine months ended June 30, 2025 compared to operating loss of $48.8 million in the nine months ended June 30, 2024. In the nine months ended June 30, 2025, Mesa had net loss of $152.3 million compared to net loss of $66.1 million in the nine months ended June 30, 2024.

Mesa’s operating results for the nine months ended June 30, 2025 worsened as a result of (i) decreases in contract revenue due to reduced block hours flown and fewer aircraft under contract; and (ii) large losses and impairments associated with the sale of 18 E175 aircraft, partially offset by (a) decreases in flight operations as a result of decreased pilot training and lower pilot wages; and (b) decreases in depreciation expense, primarily due to the retirement and sale of several aircraft.

Operating Revenues

	Nine Months Ended June 30,
	2025		2024		Change
Operating revenues ($ in thousands):
Contract		$219,041		$310,516		$(91,475)	(29.5)%
Pass-through and other		71,723		50,636		21,087	41.6%

Total operating revenues		$290,764		$361,152		$(70,388)	(19.5)%

Operating data:
Available seat miles-ASMs (thousands)		2,760,491		2,951,231		(190,740)	(6.5)%
Block hours		122,652		133,741		(11,089)	(8.3)%
Revenue passenger miles-RPMs (thousands)		2,280,748		2,474,097		(193,349)	(7.8)%
Average stage length (miles)		584		538		46	8.6%
Contract revenue per available seat mile-CRASM (in cents)	¢	7.93	¢	10.52	¢	(2.59)	(24.6)%
Passengers		3,835,703		4,544,453		(708,750)	(15.6)%

Total operating revenue decreased by $70.4 million, or 19.5%, to $290.8 million for the nine months ended June 30, 2025 as compared to the nine months ended June 30, 2024. Contract revenue decreased by $91.5 million, or 29.5%, to $219.0 million primarily driven by reduced block hours flown and fewer aircraft under contract compared to the nine months ended June 30, 2024. Mesa’s block hours flown during the nine months ended June 30, 2025 decreased 8.3% compared to the nine months ended June 30, 2024 due to a decrease in scheduled flying for United Airlines and fewer aircraft under contract. Mesa’s pass-through and other revenue increased by $21.1 million, or 41.6%, to $71.7 million compared to the nine months ended June 30, 2024 due to an increase in pass-through maintenance related to Mesa’s E175 fleet.

Operating Expenses

	Nine Months Ended June 30,
	2025	2024	Change
Operating expenses ($ in thousands):
Flight operations	$108,021	$146,602	$(38,581)	(26.3)%
Maintenance	131,483	137,165	(5,682)	(4.1)%
Aircraft rent	3,038	4,296	(1,258)	(29.3)%
General and administrative	32,588	32,857	(269)	(0.8)%
Depreciation and amortization	17,311	32,846	(15,535)	(47.3)%
Asset impairment	111,786	50,923	60,863	119.5%
Loss on sale of assets	54,397	150	54,247	36164.7%
Other operating expenses	335	5,098	(4,763)	(93.4)%

Total operating expenses	$458,959	$409,937	$49,022	12.0%

Operating data:
Available seat miles-ASMs (thousands)	2,760,491	2,951,231	(190,740)	(6.5)%
Block hours	122,652	133,741	(11,089)	(8.3)%
Average stage length (miles)	584	538	46	8.6%
Departures	63,407	74,089	(10,682)	(14.4)%

Flight Operations

Flight operations expense decreased $38.6 million, or 26.3%, to $108.0 million for the nine months ended June 30, 2025 compared to the nine months ended June 30, 2024. The decrease was primarily driven by decreased pilot training expense and lower pilot wages as a result of fewer block hours flown, decreases in headcount, and operating a single E175 fleet type.

Maintenance

Aircraft maintenance expense decreased $5.7 million, or 4.1%, to $131.5 million for the nine months ended June 30, 2025 compared to the nine months ended June 30, 2024. This decrease was primarily driven by a decrease in labor and other and rotable and expendable parts, partially offset by an increase in other pass-through engine overhaul, other pass-through costs, and C-check maintenance expenses. Total pass-through maintenance expenses reimbursed by United Airlines increased by $24.7 million during the nine months ended June 30, 2025 compared to the nine months ended June 30, 2024.

The following table presents information regarding Mesa’s maintenance costs during the nine months ended June 30, 2025 and June 30, 2024 (in thousands):

	Nine Months Ended June 30,
	2025	2024
Engine overhaul	$82	$49	$33	67.3%
Pass-through engine overhaul	24,744	18,075	6,669	36.9%
C-check	3,252	5,573	(2,321)	(41.6)%
Pass-through C-check	17,797	9,098	8,699	95.6%
Component contracts	9,811	14,620	(4,809)	(32.9)%
Rotable and expendable parts	4,354	12,601	(8,247)	(65.4)%
Other pass-through	25,582	16,213	9,369	57.8%
Labor and other	45,861	60,936	(15,075)	(24.7)%

Total	$131,483	$137,165	$(5,682)	(4.1)%

Aircraft Rent

Aircraft rent expense decreased $1.3 million, or 29.3%, to $3.0 million for the nine months ended June 30, 2025 compared to the nine months ended June 30, 2024. The decrease is primarily due to fewer engine lease costs during the nine months ended June 30, 2025.

General and Administrative

General and administrative expense decreased $0.3 million, or 0.8%, to $32.6 million for the nine months ended June 30, 2025 compared to the nine months ended June 30, 2024. The decrease is primarily driven by decreases in pass-through property tax, partially offset by increased legal fees.

Depreciation and Amortization

Depreciation and amortization expense decreased by $15.5 million, or 47.3%, to $17.3 million for the nine months ended June 30, 2025 compared to the nine months ended June 30, 2024 due to aircraft in Mesa’s fleet being sold or classified as non-depreciable assets held for sale.

Asset Impairment

Asset impairment of $111.8 million was recorded for the nine months ended June 30, 2025 primarily related to held for sale assets and the write down of net book value of 10 E175 aircraft. There was $50.9 million of asset impairment recorded for the nine months ended June 30, 2024, related to held for sale assets.

Other Operating Expenses

Other operating expenses decreased by $4.8 million, to $0.3 million for the nine months ended June 30, 2025 compared to the nine months ended June 30, 2024. The decrease is primarily attributable to lower interrupted trip expense and ferry fuel costs during the nine months ended June 30, 2025.

Other Income/(Expense)

Other income (expense) increased by $27.2 million to $10.0 million for the nine months ended June 30, 2025, compared to the nine months ended June 30, 2024. The increase is primarily attributable to the write off of warrant liabilities, lower interest expense, and lower losses on investments for the nine months ended June 30, 2025, partially offset by lower non-operating gains.

Income Taxes

The income tax benefit totaled $5.8 million for the nine months ended June 30, 2025 compared to a tax expense of $0.1 million for the nine months ended June 30, 2024. The ETR from continuing operations was 3.7% for the nine months ended June 30, 2025 compared to -0.2% for the nine months ended June 30, 2024. Mesa’s ETR during the nine months ended June 30, 2025 and June 30, 2024 differed from the statutory rate during both periods principally as a result of the impact of the valuation allowance on operating loss carryforwards and deferred tax assets on tax expense.

Mesa continues to maintain a valuation allowance on a portion of its federal and state net operating losses in jurisdictions with shortened carryforward periods or in jurisdictions where its operations have significantly decreased as compared to prior years in which the net operating losses were generated.

As of June 30, 2025, Mesa had aggregate federal and state net operating loss carryforwards of approximately $277.6 million and $150.6 million, respectively, which expire in 2030-2038 and 2024-2043, respectively. No state net operating loss carryforwards are expected to expire in the current fiscal year.

Fiscal Year Ended September 30, 2024 Compared to Fiscal Year Ended September 30, 2023

Mesa had an operating loss of $65.8 million in the fiscal year ended September 30, 2024, compared to an operating loss of $84.3 million in the fiscal year ended September 30, 2023. In the fiscal year ended September 30, 2024, Mesa had a net loss of $91.0 million compared to a net loss of $120.1 million in the fiscal year ended September 30, 2023.

Mesa’s operating results for the fiscal year ended September 30, 2024 improved as a result of decreases in operating expenses due to (i) decreases in flight operations expense as a result of decreased pilot training and lower pilot wages; (ii) decreases in maintenance expense, primarily due to a decrease in pass-through engine overhaul on Mesa’s E175 fleet; (iii) decreases in general and administrative expenses, primarily due to a decrease in pass-through property tax; and (iv) decreases in depreciation expense, primarily due to the retirement and sale of several aircraft. These decreases were partially offset by (i) impairment expense of $73.7 in the fiscal year ended September 30, 2024 compared to impairment expense of $54.3 million in the fiscal year ended September 30, 2023; and (ii) a decrease in contract revenue due to reduced block hours flown, fewer aircraft under contract, and the wind-down of the DHL FSA, partially offset by an increased United Airlines block hour compensation rate.

Operating Revenues/Statistics

	Year Ended September 30,
	2024		2023		Change
Operating revenues ($ in thousands):
Contract		$404,322		$421,298		$(16,976)	(4.0)%
Pass-through and other		72,087		76,767		(4,680)	(6.1)%

Total operating revenues		$476,409		$498,065		$(21,656)	(4.3)%

Operating data:
Available seat miles — ASMs (thousands)		3,898,559		4,235,413		(336,854)	(8.0)%
Block hours		176,236		188,947		(12,711)	(6.7)%
Revenue passenger miles — RPMs (thousands)		3,261,349		3,541,712		(280,363)	(7.9)%
Average stage length (miles)		538		552		(14)	(2.5)%
Contract revenue per available seat mile — CRASM (in cents)	¢	10.37	¢	9.95	¢	0.42	4.2%
Passengers		5,980,033		6,310,730		(330,697)	(5.2)%

Total operating revenue decreased by $21.7 million, or 4.4%, to $476.4 million during the fiscal year ended September 30, 2024 as compared to the fiscal year ended September 30, 2023. Contract revenue decreased by $17.0 million, or 4.0%, to $404.3 million during the fiscal year September 30, 2024, primarily driven by reduced block hours flown, fewer aircraft under contract, and the wind-down of the DHL FSA compared to the fiscal year ended September 30, 2023, partially offset by an increased United Airlines block hour compensation rate. Mesa’s block hours flown during the fiscal year ended September 30, 2024 decreased 6.7% as compared to the fiscal year ended September 30, 2023 due to a decrease in scheduled flying on Mesa’s CRJ fleet. Mesa’s pass-through and other revenue decreased by $4.7 million, or 6.1%, to $72.1 million compared to the fiscal year ended September 30, 2023 due to a decrease in pass-through maintenance related to Mesa’s E175 fleet.

Operating Expenses

	Year Ended September 30,
	2024	2023	Change
Operating expenses ($ in thousands):
Flight operations	$184,472	$216,748	$(32,276)	(14.9)%
Maintenance	184,725	199,648	(14,923)	(7.5)%
Aircraft rent	7,797	6,200	1,597	25.8%
General and administrative	44,248	48,765	(4,517)	(9.3)%
Depreciation and amortization	40,041	60,359	(20,318)	(33.7)%
Asset impairment	73,709	54,343	19,366	35.6%
Loss/(Gain) on sale of assets	682	(7,162)	7,844	(109.5)%
Other operating expenses	6,555	3,510	3,045	86.8%

Total operating expenses	$542,229	$582,411	$(40,182)	(6.9)%

Operating data:
Available seat miles — ASMs (thousands)	3,898,559	4,235,413	(336,854)	(8.0)%
Block hours	176,236	188,947	(12,711)	(6.7)%
Average stage length (miles)	538	552	(14)	(2.5)%
Departures	97,618	103,675	(6,057)	(5.8)%

Flight Operations

Flight operations expense decreased by $32.3 million, or 14.9%, to $184.5 million for the fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023. The decrease was primarily driven by decreased pilot training expense and lower pilot wages as a result of fewer block hours flown and decreases in headcount.

Maintenance

Aircraft maintenance expense decreased $14.9 million, or 7.5%, to $184.7 million for the fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023. This decrease was primarily driven by a decrease in pass-through engine overhaul and rotable and expendable parts, partially offset by an increase in other pass-through costs and C-check maintenance expenses. Total pass-through maintenance expenses reimbursed by Mesa’s major partners decreased by $3.1 million during the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023.

The following table presents information regarding Mesa’s aircraft maintenance costs during the fiscal years ended September 30, 2024 and 2023:

	Year Ended September 30,
	2024	2023	Change
Engine overhaul	$(477)	$444	$(921)	(207.4)%
Pass-through engine overhaul	23,490	31,911	(8,421)	(26.4)%
C-check	6,639	6,451	188	2.9%
Pass-through C-check	16,263	16,926	(663)	(3.9)%
Component contracts	19,129	20,102	(973)	(4.8)%
Rotable and expendable parts	17,645	20,566	(2,921)	(14.2)%
Other pass-through	22,373	16,431	5,942	36.2%
Labor and other	79,663	86,817	(7,154)	(8.2)%

Total	$184,725	$199,648	$(14,923)	(7.5)%

Aircraft Rent

Aircraft rent expense increased by $1.6 million, or 25.8%, to $7.8 million for the fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023. This increase was due to several short-term CRJ-900 airframe and engine leases during the fiscal year ended September 30, 2024.

General and Administrative

General and administrative expense decreased by 4.5 million, or 9.3%, to $44.2 million for the fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023. This decrease was primarily driven by decreases in pass-through property taxes and pass-through insurance costs.

Depreciation and Amortization

Depreciation and amortization expense decreased by $20.3 million, or 33.7%, to $40.0 million for the fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023. The decrease is primarily due to aircraft in Mesa’s fleet being sold or classified as non-depreciable assets held for sale.

Asset Impairment

Asset impairment of $73.7 million was recorded for the fiscal year ended September 30, 2024 primarily related to eight CRJ-900 aircraft, 26 CRJ-900 airframes (without engines), and 77 model CF34-8C engines being designated as held for sale. There was $54.3 million of asset impairment recorded for the fiscal year ended September 30, 2023 related to the write-off of Mesa’s customer relationship intangible asset and 14 CRJ-900 aircraft being designated as held for sale.

Loss/(Gain) on Sale of Assets

Loss on sale of assets of $0.7 million was recorded for the fiscal year ended September 30, 2024 related to the sale of certain engines. A gain on the sale of assets of $7.2 million was recorded for the fiscal year ended September 30, 2023 related to a 30-engine sale agreement.

Other Operating Expenses

Other operating expenses increased by $3.0 million, or 86.8%, to $6.6 million for the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023. The increase is primarily attributable to interrupted trip costs during the fiscal year ended September 30, 2024.

Other Expense

Other expense decreased by $19.8 million, or 44.6%, to $24.7 million for the fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023. The decrease is primarily attributable to realized gains on investments in equity securities of $8.0 million, gain on extinguishment of debt of $3.0 million, gain on debt forgiveness of $10.5 million, and decreases on interest expense. The decrease is partially offset by $6.1 million in unrealized losses on investments in equity securities for the fiscal year ended September 30, 2024 compared to $5.4 million in unrealized gains on investments in equity securities for the fiscal year ended September 30, 2023.

Income Taxes

In the fiscal year ended September 30, 2024, Mesa’s ETR was (0.6)% compared to 6.9% in the fiscal year ended September 30, 2023. Mesa’s tax rate can vary depending on changes in tax laws, adoption of accounting standards, the amount of income Mesa earns in each state, and the state tax rate applicable to such income, as well as any valuation allowance required on Mesa’s state net operating losses.

Mesa recorded an income tax provision of $0.5 million and an income tax benefit of $8.7 million for the fiscal years ended September 30, 2024 and 2023, respectively.

The income tax provision for the fiscal year ended September 30, 2024 resulted in an effective tax rate of (0.6)%, which differed from the U.S. federal statutory rate of 21%, primarily due to the impact of state taxes and permanent differences between financial statement and taxable income. In addition to the state effective tax rate impact, other state impacts include changes in the valuation allowance against federal and state net operating losses, expired state attributes, disallowed unrealized losses, and changes in state apportionment, and statutory rates.

The income tax provision for the fiscal year ended September 30, 2023 resulted in an effective tax rate of 6.9%, which differed from the U.S. federal statutory rate of 21%, primarily due to the impact of state taxes and permanent differences between financial statement and taxable income. In addition to the state effective tax rate impact, other state impacts include changes in the valuation allowance against federal and state net operating losses, expired state attributes, disallowed unrealized losses, and changes in state apportionment and statutory rates.

Mesa continues to maintain a valuation allowance on a portion of its state net operating losses in jurisdictions with shortened carryforward periods or in jurisdictions where its operations have significantly decreased as compared to prior years in which the net operating losses were generated.

As of September 30, 2024, Mesa had aggregate federal and state net operating loss carryforwards of approximately $511.7 million and $226.9 million, which expire in 2027-2038 and 2024-2044, respectively, with approximately $4.0 million of state net operating loss carryforwards that expired in 2024.

Please see Note 12 — “Income Taxes” in the notes to Mesa’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Fiscal Year Ended September 30, 2023 Compared to Fiscal Year Ended September 30, 2022

Mesa had an operating loss of $84.3 million in the year ended September 30, 2023, compared to an operating loss of $185.0 million in the year ended September 30, 2022. In the year ended September 30, 2023, Mesa had a net loss of $120.1 million compared to a net loss of $182.7 million in the year ended September 30, 2022.

Mesa’s operating results for the year ended September 30, 2023 reflect an increase in flight operations expense resulting from the implementation of the new pilot pay scale that began September 15, 2022 and increased pilot training. Mesa also saw decreases in aircraft rent due to the new agreement with RASPRO Trust entered into in December 2022 in which 15 of Mesa’s CRJ-900 aircraft were reclassified from operating leases to finance leases, and depreciation and amortization expense due to the reduced carrying value of Mesa’s CRJ-900 aircraft assets and aircraft in Mesa’s fleet being classified as non-depreciable assets held for sale. Additionally, Mesa recorded $54.3 million in impairment charges related associated with designating 14 CRJ-900 aircraft as held for sale as well as Mesa’s customer relationship intangible asset compared to impairment charges of $171.8 million in impairment charges associated with certain long-lived assets as well as certain of Mesa’s CRJ aircraft that were classified as held for sale in the year ended September 30, 2022.

Operating Revenues

	Year Ended September 30,
	2023		2022		Change
Operating revenues ($ in thousands):
Contract		$421,298		$478,482		$(57,184)	(12.0)%
Pass-through and other		76,767		52,519		24,248	46.2%

Total operating revenues		$498,065		$531,001		$(32,936)	(6.2)%

Operating data:
Available seat miles — ASMs (thousands)		4,235,413		6,674,748		(2,439,335)	(36.5)%
Block hours		188,947		271,511		(82,564)	(30.4)%
Revenue passenger miles — RPMs (thousands)		2,705,920		5,549,595		(2,843,675)	(51.2)%
Average stage length (miles)		552		509		43	8.4%
Contract revenue per available seat mile — CRASM (in cents)	¢	9.95	¢	7.18	¢	2.77	38.6%
Passengers		6,310,730		8,083,870		(1,773,140)	(21.9)%

Total operating revenue decreased by $32.9 million, or 6.2%, during the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022. Contract revenue decreased by $57.2 million, or 12.0% during the fiscal year September 30, 2023, primarily driven by reduced block hours flown and fewer aircraft under contract compared to the fiscal year ended September 30, 2022, partially offset by an increased United Airlines block hour compensation rate for Mesa’s new pilot pay scale.

Operating Expenses

	Year Ended September 30,
	2023	2022	Change
Operating expenses ($ in thousands):
Flight operations	$216,748	$177,038	$39,710	22.4%
Maintenance	199,648	201,930	(2,282)	(1.1)%
Aircraft rent	6,200	36,989	(30,789)	(83.2)%
General and administrative	48,765	43,966	4,799	10.9%
Depreciation and amortization	60,359	81,508	(21,149)	(25.9)%
Asset impairment	54,343	171,824	(117,481)	(68.4)%
(Gain) on sale of assets	(7,162)	(4,723)	(2,439)	51.6%
Other operating expenses	3,510	7,471	(3,961)	(53.0)%

Total operating expenses	$582,411	$716,003	$(133,592)	(18.7)%

Operating data:
Available seat miles — ASMs (thousands)	4,235,413	6,674,748	(2,439,335)	(36.5)%
Block hours	188,947	271,511	(82,564)	(30.4)%
Average stage length (miles)	552	509	43	8.4%
Departures	103,675	137,625	(33,950)	(24.7)%

Flight Operations

Flight operations expense increased by $39.7 million, or 22.4%, to $216.7 million for the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022. The increase was primarily driven by the implementation of the new pilot pay scale that began September 15, 2022 and increased pilot training.

Maintenance

Aircraft maintenance expense decreased $2.3 million, or 1.1%, to $199.6 million for the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022. This decrease was primarily driven by a lower volume of airframe C-checks, component contracts, rotable, and expendable parts, and engine overhauls, partially offset by increases in pass-through engine overhauls and airframe C-checks.

The following table presents information regarding Mesa’s aircraft maintenance costs during the fiscal years ended September 30, 2023 and 2022:

	Year Ended September 30,
	2023	2022	Change
Engine overhaul	$444	$1,924	$(1,480)	(76.9)%
Pass-through engine overhaul	31,911	21,710	10,201	47.0%
C-check	6,451	18,910	(12,459)	(65.9)%
Pass-through C-check	16,926	3,173	13,753	433.4%
Component contracts	20,102	26,223	(6,121)	(23.3)%
Rotable and expendable parts	20,566	26,967	(6,401)	(23.7)%
Other pass-through	16,431	20,358	(3,927)	(19.3)%
Labor and other	86,817	82,665	4,152	5.0%

Total	$199,648	$201,930	$(2,282)	(1.1)%

Aircraft Rent

Aircraft rent expense decreased by $30.8 million, or 83.2%, to $6.2 million for the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022. This decrease was due to the new agreement with RASPRO Trust entered into in December 2022 in which 15 of Mesa’s CRJ-900 aircraft were reclassified from operating leases to finance leases.

General and Administrative

General and administrative expense increased by 4.8 million, or 10.9%, to $48.8 million for the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022. This increase was primarily due to increased property taxes, legal fees, and pass-through insurance.

Depreciation and Amortization

Depreciation and amortization expense decreased by $21.1 million, or 25.9%, to $60.4 million for the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022. The decrease is primarily due to aircraft in the fleet being classified as non-depreciable assets held for sale and the reduced carrying value of Mesa’s CRJ-900 aircraft assets that were determined to be impaired during the prior fiscal year ended September 30, 2022.

Asset Impairment

Asset impairment expenses were $54.3 million for the fiscal year ended September 30, 2023, related to designating 14 CRJ-900 aircraft as held for sale as well as Mesa’s customer relationship intangible asset compared to $171.8 million for the fiscal year ended September 30, 2022 related to certain aircraft which were designated as held for sale as well as impairment charges on Mesa’s long-lived asset group for Mesa’s CRJ-900 fleet.

Other Operating Expenses

Other operating expenses decreased by $4.0 million, or 53.0%, to $3.5 million for the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022. The decrease is primarily due to a decrease in fuel expense.

Other Expense

Other expense decreased by $5.2 million, or 10.4%, to $44.5 million for the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022. The decrease is primarily a result of a $5.4 million gain on investments in equity securities during the fiscal year ended September 30, 2023 compared to a $13.7 million loss on investments in equity securities during the fiscal year ended September 30, 2022, partially offset by an increase of $12.3 million in interest expense for the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022.

Income Taxes

In the fiscal year ended September 30, 2023, Mesa’s ETR was 6.9% compared to 22.2% in Mesa’s fiscal year ended September 30, 2022. Mesa’s tax rate can vary depending on changes in tax laws, adoption of accounting standards, the amount of income Mesa earns in each state and the state tax rate applicable to such income, as well as any valuation allowance required on Mesa’s state net operating losses.

Mesa recorded an income tax benefit of $8.7 million and $52.0 million for the fiscal years ended September 30, 2023 and 2022, respectively.

The income tax provision for the fiscal year ended September 30, 2023 resulted in an ETR of 6.9%, which differed from the U.S. federal statutory rate of 21%, primarily due to the impact of state taxes and permanent differences between financial statement and taxable income. In addition to the state ETR impact, other state impacts include changes in the valuation allowance against state net operating losses, expired state attributes, disallowed unrealized losses, and changes in state apportionment and statutory rates.

The income tax provision for the fiscal year ended September 30, 2022 resulted in an ETR of 22.2%, which differed from the U.S. federal statutory rate of 21%, primarily due to the impact of state taxes and permanent differences between financial statement and taxable income. In addition to the state ETR impact, other state impacts include changes in the valuation allowance against state net operating losses, expired state attributes, disallowed unrealized losses, and changes in state apportionment and statutory rates.

Mesa continues to maintain a valuation allowance on a portion of its state net operating losses in jurisdictions with shortened carryforward periods or in jurisdictions where its operations have significantly decreased as compared to prior years in which the net operating losses were generated.

As of September 30, 2023, Mesa had aggregate federal and state net operating loss carryforwards of approximately $562.6 million and $233.5 million, which expire in 2027-2038 and 2023-2043, respectively, with approximately $6.0 million of state net operating loss carryforwards that expired in 2023. Approximately $194.2 million of Mesa’s federal NOL carryforwards are not subject to expiration.

Cautionary Statement Regarding Non-GAAP Measures

Mesa presents Adjusted EBITDA and Adjusted EBITDAR, which are not recognized financial measures under GAAP, in this proxy statement/prospectus, as supplemental disclosures because Mesa’s senior management believes that they are well-recognized valuation metrics in the airline industry that are frequently used by companies, investors, securities analysts, and other interested parties in comparing companies in Mesa’s industry.

Adjusted EBITDA

Mesa defines Adjusted EBITDA as net income or loss before interest, income taxes, and depreciation and amortization, adjusted for gains and losses on investments, lease termination costs, impairment charges, and gains or losses on extinguishment of debt, including write-off of associated financing fees.

Adjusted EBITDAR

Mesa defines Adjusted EBITDAR as net income or loss before interest, income taxes, depreciation and amortization, and aircraft rent, adjusted for gains and losses on investments, lease termination costs, impairment charges, and gains or losses on extinguishment of debt, including write-off of associated financing fees.

You are encouraged to evaluate these adjustments and the reasons Mesa considers them appropriate for supplemental analysis. When reviewing Adjusted EBITDA and Adjusted EBITDAR, you should be aware that, in the future, Mesa may incur expenses that are the same as, or similar to, some of the adjustments reflected in its presentation of Adjusted EBITDA and Adjusted EBITDAR. Gains and losses on investments, which are presented as adjustments to EBITDA and EBITDAR because they are non-cash items driven by changes in stock prices and other valuation techniques, are not reflective of Mesa’s core operations. Such gains and losses will occur in periods when Mesa holds investments in equity securities with readily determinable fair values. Mesa’s presentation of Adjusted EBITDA and Adjusted EBITDAR should not be construed as an inference that Mesa’s future results will be unaffected by unusual or non-recurring items. There can be no assurance that Mesa will not modify the presentation of Adjusted EBITDA or Adjusted EBITDAR in the future, and any such modification may be material.

Limitations of Adjusted EBITDA and Adjusted EBITDAR

Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include the following:

•	Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters Mesa considers not to be indicative of its ongoing operations.

•	Adjusted EBITDA and Adjusted EBITDAR do not reflect Mesa’s cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, Mesa’s working capital needs.

•	Adjusted EBITDA and Adjusted EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on Mesa’s debts.

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future.

•

Adjusted EBITDA and Adjusted EBITDAR do not reflect gains and losses on investments, which are non-cash gains and losses but will occur in periods when there are changes in the value of Mesa’s investments in equity securities.

•	Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements.

•	Other companies in Mesa’s industry may calculate Adjusted EBITDA and Adjusted EBITDAR differently than Mesa does, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance because it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate Mesa’s business. For the foregoing reasons, each of Adjusted EBITDA and Adjusted EBITDAR has significant limitations which affect its use as an indicator of Mesa’s profitability. Accordingly, you are cautioned not to place undue reliance on this information.

Adjusted EBITDA and Adjusted EBITDAR

The following table presents a reconciliation of net loss to Adjusted EBITDA and Adjusted EBITDAR (in thousands) for the three and nine months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2025	2024	2025	2024
Reconciliation:
Net income/(loss)	$20,856	$(19,908)	$(152,332)	$(66,097)
Income tax (benefit)/expense	(238)	(810)	(5,829)	126

Income/(loss) before taxes	20,618	(20,718)	$(158,161)	$(65,971)
Loss/(gain) on investments	—	776	—	(6,454)
Unrealized loss on investments, net	—	2,025	53	6,073
Adjustments(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)(16)(17)	(21,176)	8,120	150,587	43,519

Adjusted loss before taxes	(558)	(9,797)	(7,521)	(22,833)

Interest expense	3,256	9,032	15,654	30,832
Interest income	(74)	(17)	(115)	(45)
Depreciation and amortization	3,377	9,730	17,311	32,846

Adjusted EBITDA	$6,001	$8,948	$25,329	$40,800

Aircraft rent	98	1,684	3,038	4,296

Adjusted EBITDAR	$6,099	$10,632	$28,367	$45,096

(1)	$7.8 million and $50.9 million impairment loss related to held for sale assets during the three and nine months ended June 30, 2024, respectively.
(2)	$0.2 million and $3.5 million in third party costs associated with significant or non-recurring transactions during the three and nine months ended June 30, 2024, respectively.
(3)	$3.0 million gain on extinguishment of debt during the nine months ended June 30, 2024.
(4)	$10.5 million gain on debt forgiveness during the nine months ended June 30, 2024.
(5)	$0.2 million loss on the sale of assets during the nine months ended June 30, 2024.
(6)	$1.5 million loss on deferred financing costs related to the retirement of debts during the nine months ended June 30, 2024.
(7)	$0.9 million loss for early payment fees on the retirement of debt during the nine months ended June 30, 2024.
(8)	$1.5 million of write offs of uncollectable loans during the three and nine months ended June 30, 2025.
(9)	$25.1 million gain on the write off of warrant liabilities during the three and nine months ended June 30, 2025.
(10)	$0.1 million and $2.1 million loss on deferred financing costs related to the retirement of debts during the three and nine months ended June 30, 2025, respectively.
(11)	$2.5 million and $6.8 million in third party costs associated with significant or non-recurring transactions during the three and nine months ended June 30, 2025, respectively.
(12)	$0.1 million net impairment gain and $51.1 net million impairment loss related to held for sale assets during the three and nine months ended June 30, 2025, respectively.
(13)	$0.7 million in miscellaneous costs associated with the sale of assets during the nine months ended June 30, 2025.
(14)	$54.4 million net loss on the sale of assets during the nine months ended June 30, 2025.
(15)	$2.9 million loss on the write off of interest related to the sale of aircraft during the nine months ended June 30, 2025.
(16)	$60.7 million impairment loss related to the write down of net book value of certain aircraft during the nine months ended June 30, 2025.
(17)	$4.5 million gain on debt forgiveness during the nine months ended June 30, 2025.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA and Adjusted EBITDAR for the years ended September 30, 2024, 2023 and 2022:

	Year Ended September 30,
	2024	2023	2022
Reconciliation:
Net loss	$(91,015)	$(120,116)	$(182,678)
Income tax (benefit)	519	(8,745)	(51,990)

Loss before taxes	(90,496)	(128,861)	(234,668)
Gain on investments, net	(8,032)	—	—
Unrealized loss/(gain) on investments, net	6,145	(5,408)	13,715
Adjustments(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)	69,469	48,357	170,918

Adjusted loss before taxes	(22,914)	(85,912)	(50,035)

Interest expense	38,455	49,921	35,289
Interest income	(68)	(146)	(139)
Depreciation and amortization	40,041	60,359	81,508

Adjusted EBITDA	$55,514	$24,222	$66,623

Aircraft rent	7,797	6,200	36,989

Adjusted EBITDAR	$63,311	$30,422	$103,612

(1)	$0.2 million of lease termination expense during the fiscal year ended September 30, 2022.
(2)	$3.2 million loss from the write off of lease incentive assets during the fiscal year ended September 30, 2022.
(3)	$109.7 million impairment loss related to Mesa’s long-lived asset group for Mesa’s CRJ-900 fleet during the fiscal year ended September 30, 2022.
(4)

$1.6 million, $1.2 million, and $0.4 million loss on deferred financing costs related to the retirement of debts during the during the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

(5)	$0.7 million loss, $7.2 million gain, and $4.7 million gain on the sale of aircraft, engines, and other assets during the fiscal years ended September 30, 2024, 2023, and 2022, respectively.
(6)	$77.4 million, $46.9 million, and $58.6 million impairment loss on held for sale accounting treatment during the fiscal years ended September 30, 2024, 2023, and 2022, respectively.
(7)	$3.7 million gain, $3.7 million loss, and $3.5 million loss on impairment fair value adjustments during the fiscal years ended September 30, 2024, 2023, and 2022, respectively.
(8)	$3.7 million impairment loss on intangible assets during the fiscal year ended September 30, 2023.
(9)	$6.0 million in third party costs associated with non-recurring transactions during the fiscal year ended September 30, 2024.
(10)	$10.5 million gain on debt forgiveness during the fiscal year ended September 30, 2024.
(11)	$3.0 million gain on extinguishment of debt during the fiscal year ended September 30, 2024.
(12)	$0.9 million loss for early payment fees on the retirement of debt during the fiscal year ended September 30, 2024.

Liquidity and Capital Resources

Going Concern

During the three and nine months ended June 30, 2025, and the fiscal year ended September 30, 2024, costs associated with the transition of Mesa’s operations with American Airlines to United Airlines, increased costs associated with pilot wages, together with increasing interest rates, adversely impacted Mesa’s financial results, cash flows, financial position, and other key financial ratios. Additionally, United Airlines requested that Mesa to accelerate the removal of its CRJ-900 aircraft and transition the pilots to Mesa’s E175 fleet. These events will lead to increased costs and impact Mesa’s block hour capabilities while these pilots are in training.

As a result, during the nine months ended June 30, 2025, these challenges resulted in a negative impact on Mesa’s financial results, highlighted by a net loss of $152.3 million, primarily due to a $54.4 million loss recorded related to the sale of 18 E175 aircraft and $111.8 million in impairment related to held for sale assets and the write down of net book value of 10 E175 aircraft. These conditions and events raised concerns about Mesa’s ability to continue to fund its operations and meet its debt obligations over the next twelve months.

To address such concerns, management developed and implemented several material changes to Mesa’s business, designed to ensure that Mesa could continue to fund its operations and meet its debt obligations over the next twelve months. The following measures were implemented during the three months ended June 30, 2025, and through the date of issuance of the financial statements:

•	On April 4, 2025, Mesa entered into the Three-Party Agreement as well as a Merger Agreement, which provides for, among other things, the following:

•	Termination of the United CPA which will be replaced with a new long-term CPA.

•	Sale or disposition by Mesa of all remaining Eligible Assets.

•	Extinguishment by Mesa of all remaining debt with cash and sale of assets. Any remaining debt will either be assumed by the surviving corporation or forgiven by United Airlines.

•	A three percent (3%) increase in CPA block hour rates, retroactive to January 1, 2025.

•

Transfer of all of Mesa’s rights and obligations under its agreements with Archer (as discussed in Note 15 – “Subsequent Events” in the notes to Mesa’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus).

•	On April 4, 2025, Mesa entered into the Sixth Amendment to the Third Amended and Restated Capacity Purchase Agreement with United Airlines which provides for the following:

•

The extension of the CPA rate increases agreed upon in the First Amendment to the Third Amended and Restated United CPA and the Second Amendment to the Third Amended and Restated United CPA, dated January 11, 2024, and January 19, 2024, respectively (the “January 2024 United CPA Amendments”), retroactive to January 1, 2025, through March 31, 2026.

•	The extension of incentives for achieving certain performance metrics, retroactive to July 1, 2024, through March 31, 2026.

•

On April 4, 2025, Mesa entered into the Sixth Amendment to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of an existing financial covenant default with respect to the period ended March 31, 2025, and a projected financial covenant default with respect to the periods ending June 30, 2025, September 30, 2025, December 31, 2025, and March 31, 2026, each relating to a minimum liquidity requirement under the United Revolving Credit Facility.

•

On April 3, 2025, Mesa entered into a purchase agreement with a third party which provides for the sale of 23 GE model CF34-8C engines to the third party for expected gross proceeds of $16.3 million, which will be used to pay down the UST Loan.

•	Based on the most recent appraisal value of Mesa’s spare parts, Mesa has $10.5 million of borrowing capacity under the United Revolving Credit Facility.

•

In addition to already executed agreements to sell aircraft, Mesa is actively seeking arrangements to sell other surplus assets primarily related to the CRJ fleet including aircraft, engines, and spare parts to reduce debt and optimize operations.

•	Mesa has delayed and/or deferred major spending on aircraft and engine maintenance to match the current and projected level of flight activity.

Mesa believes that the plans and initiatives outlined above have effectively alleviated the financial concerns and will allow the company to meet its cash obligations for the next twelve months following the issuance of its financial statements. The forecast of undiscounted cash flows prepared to determine if Mesa has the ability to meet its cash obligations over the next twelve months was prepared with significant judgment, and estimates of future cash flows based on projections of CPA block hours, maintenance events, labor costs, and other relevant factors. Assumptions used in the forecast may change or not occur as expected.

As of June 30, 2025, Mesa has $84.7 million of principal maturity payments on long-term debt due within the next twelve months. Mesa plans to meet these obligations with its cash on hand, ongoing cashflows from its operations, and the liquidity created from the additional measures identified above. If Mesa’s plans are not realized, it intends to explore additional opportunities to create liquidity by refinancing and deferring repayment of its principal maturity payments that are due within the next twelve months. Mesa continues to monitor covenant compliance with its lenders, as any noncompliance could have a material impact on its financial position, cash flows, and results of operations.

Sources and Uses of Cash

Mesa requires cash to fund its operating expenses and working capital requirements, including outlays for capital expenditures, aircraft pre-delivery payments, maintenance, aircraft rent, and debt service obligations, including principal and interest payments. Mesa’s cash needs vary from period to period, primarily based on the timing and costs of significant maintenance events. Mesa’s principal sources of liquidity are cash on hand, cash generated from operations, and funds from external borrowings.

Mesa believes that the key factors that could affect its internal and external sources of cash include:

•

Factors that affect Mesa’s results of operations and cash flows, including the impact on Mesa’s business and operations as a result of changes in demand for its services, competitive pricing pressures, and Mesa’s ability to achieve further reductions in operating expenses; and

•

Factors that affect Mesa’s access to bank financing and the debt and equity capital markets that could impair the company’s ability to obtain needed financing on acceptable terms or to respond to business opportunities and developments as they arise, including interest rate fluctuations, macroeconomic conditions, sudden reductions in the general availability of lending from banks or the related increase in cost to obtain bank financing, and Mesa’s ability to maintain compliance with covenants under its debt agreements in effect from time to time.

Mesa’s ability to service its long-term debt obligations, including its equipment notes, to remain in compliance with the various covenants contained in its debt agreements, and to fund its working capital requirements, capital expenditures, and business development efforts will depend on its ability to generate cash from operating activities, which is subject to, among other things, Mesa’s future operating performance, as well as other factors, some of which may be beyond Mesa’s control.

If Mesa fails to generate sufficient cash from operations, it may need to raise additional equity or borrow additional funds to achieve its longer-term objectives. There can be no assurance that such equity or borrowings will be available or, if available, will be at rates or prices acceptable to Mesa.

During the ordinary course of business, Mesa evaluates its cash requirements and, if necessary, adjusts operating and capital expenditures to reflect current market conditions and projected demand. Mesa’s capital expenditures are primarily directed toward its aircraft fleet and flight equipment, including spare engines. Mesa’s capital expenditures, net of purchases of rotable spare parts, and aircraft and spare engine financing for the nine months ended June 30, 2025, were approximately 1.9% of Mesa’s revenue during the same period. Mesa expects to continue to incur capital expenditures to support its business activities. Future capital expenditures may be impacted by events and transactions that are not currently forecasted.

As of June 30, 2025, Mesa’s principal sources of cash are cash and cash equivalents of $42.5 million and $60.3 million in assets held for sale as of June 30, 2025. As of June 30, 2025, Mesa had $113.7 million in secured indebtedness incurred primarily in connection with its financing of aircraft and related equipment. As of June 30, 2025, Mesa had $84.7 million of current debt, excluding finance leases, and $28.2 million of long-term debt excluding finance leases.

Debt and Other Obligations

As of June 30, 2025, Mesa had $140.0 million of long-term debt (including principal and projected interest obligations). This amount consists of $62.8 million in notes payable principal payments related to owned aircraft, $18.0 million in notes payable principal payments related to spare engines and engine kits, $33.0 million in principal outstanding under Mesa’s working capital line of credit, and an aggregate of $26.2 million in projected interest costs through Mesa’s fiscal 2029.

As of June 30, 2025, all of Mesa’s debt was variable rate debt. Actual interest commitments will change based on the actual variable interest.

Operating Leases

Mesa has significant long-term operating lease obligations primarily relating to its aircraft fleet, as well as leases of office and hangar space. As of June 30, 2025, Mesa had 17 engines on operating leases (excluding aircraft leased at nominal amounts from United Airlines). The engines have remaining lease terms of up to 0.9 years. Future minimum lease payments due under all long-term operating leases were approximately $10.4 million as of June 30, 2025.

Finance Leases

On June 1, 2022, Mesa Airlines, as lessee, entered into two agreements for the lease of two CRJ-700 aircraft (the “Aircraft Leases”). Basic rent on this lease is paid monthly and at the end of the lease term. Mesa has the option to purchase both aircraft for a total of $1.5 million at the end of the lease term. On May 30, 2024, Mesa amended the finance lease agreements providing for the revision of the lease term from June 22, 2031 to May 29, 2027. Mesa paid initial payments totaling approximately $1.8 million. Subsequent to September 30, 2024, Mesa entered into an agreement with United Airlines to buy the aircraft out of their lease with the third party and to purchase them for $11.0 million, $4.5 million of which will pay down the outstanding obligations under the associated finance leases.

Mesa had previously leased 15 aircraft from RASPRO Trust as an operating lease. In December 2022, Mesa entered into an agreement with RASPRO Trust, reducing the buyout pricing on all 15 aircraft at lease termination by a total of $25 million. Under the terms of the new agreement, Mesa reclassified these leases as finance leases. During the fiscal year ended September 30, 2024, Mesa purchased all 15 aircraft and completely paid off the RASPRO obligation.

As of June 30, 2025, Mesa did not have any finance leases.

Working Capital Line of Credit

In August 2016, Mesa, as guarantor, Mesa’s wholly owned subsidiaries, Mesa Airlines and MAG-AIM, as borrowers, CIT, as administrative agent, and the lenders party thereto (the “CIT Lenders”), entered into the CIT Revolving Credit Facility, pursuant to which the CIT Lenders committed to lend to Mesa Airlines and MAG-AIM revolving loans in the aggregate principal amount of up to $35.0 million. The borrowers’ and guarantor’s obligations under the CIT Revolving Credit Facility are secured primarily by a first priority lien on certain engines, spare parts, and related collateral, including engine warranties and proceeds of the foregoing. The CIT Revolving Credit Facility contains affirmative, negative, and financial covenants that are typical in the industry for similar financings, including, but not limited to, covenants that, subject to exceptions described in the CIT Revolving Credit Facility, restrict Mesa’s ability and the ability of Mesa Airlines and MAG-AIM and their subsidiaries to: (i) enter into, create, incur, assume, or suffer to exist any liens; (ii) merge, dissolve, liquidate, consolidate or sell, or transfer substantially all of its assets; (iii) sell assets; (iv) enter into transactions with affiliates; (v) amend certain material agreements and organizational documents; (vi) make consolidated unfinanced capital expenditures; or (vii) maintain a consolidated interest and rental coverage ratio above the amount specified in the CIT Revolving Credit Facility. The CIT Revolving Credit Facility also includes customary events of defaults, including but not limited to: (i) payment defaults; (ii) breach of covenants; (iii) breach of representations and warranties; (iv) cross-defaults; (v) certain bankruptcy-related defaults; (vi) change of control; and (vii) revocation of instructions with respect to certain controlled accounts.

On September 25, 2019, Mesa extended the term on its $35.0 million working capital draw loan by three years, which now terminates in December 2022. Interest is assessed on drawn amounts at one-month SOFR plus 3.75%. In June 2020, $23.0 million was drawn to cover operational needs. As of September 30, 2022, $15.6 million remained outstanding under the working capital draw loan.

On December 27, 2022, in connection with entering into the Amended and Restated United CPA, (i) United Airlines agreed to purchase and assume all of First Citizens’ rights and obligations as a lender under the Existing Facility pursuant to an Assignment and Assumption Agreement, (ii) United Airlines and CIT Bank agreed to amend the Existing Facility pursuant to an Amendment No. 1, dated December 27, 2022 (“Amendment No. 1”), and an Amendment No. 2, dated January 27, 2023 (“Amendment No. 2”; the Existing Facility as amended by Amendment No. 1 and Amendment No. 2, the “Amended Facility”), and (iii) Wilmington Trust, National Association agreed to assume all of CIT Bank’s rights and obligations as Administrative Agent pursuant to an Agency Resignation, Appointment, and Assumption Agreement, dated as of January 27, 2023. Amendment No. 1, among other things, extends the Maturity Date from the earlier to occur of November 30, 2028, or the date of the termination of the Amended and Restated United CPA; provides for a revolving loan of $10.0 million plus fees and expenses, which was due January 31, 2024, subject to certain mandatory prepayment requirements; provides for Revolving Commitments equal to $30.7 million plus the original principal amount of the $10 million revolving loan; amortization of the obligations outstanding under the existing CIT Agreement commencing quarterly until March 31, 2025; and a covenant capping Restricted Payments (as defined in the Amended Facility) at $5.0 million per fiscal year, a consolidated interest and rental coverage ratio of 1.00 to 1.00 covenant, and a Liquidity (as defined in the Amended Facility) requirement of not less than $15.0 million at the close of any business day. Interest assessed under the Amended Facility is 3.50% for Base Rate Loans and 4.50% for Term SOFR Loans (as such terms are defined in the Amended Facility). Amendment No. 2, among other things, amends the definition of Controlled Account (as defined in the Amended Facility). Amounts borrowed under this Amended Facility are secured by a collateral pool consisting of a combination of expendable parts, rotable parts and engines and a pledge of Mesa’s stock in certain aviation companies. United Airlines funded $25.5 million as of the closing date of Amendment No. 1, to be used for general corporate purposes.

On September 6, 2023, Mesa amended the existing United Credit Facility to (i) permit Mesa to re-draw approximately $7.9 million of the Effective Date Bridge Loan (as defined in the United Credit Facility) previously repaid; (ii) increased the amount of Revolving Commitments (as defined in the United Credit Facility) from $30.7 million to $50.7 million, in each case, plus the original principal amount of the Effective Date Bridge Loan and subject to the Borrowing Base (as defined in the United Credit Facility); and (iii) amended the calculation of the Borrowing Base. Amounts borrowed under this facility bear interest at 3.50% for Base Rate Loans and 4.50% per annum for Term SOFR Loans. Amounts borrowed under the Amended Credit Facility are secured by a collateral pool consisting of a combination of expendable parts, rotable parts and engines, a pledge of certain of Mesa’s bank accounts, and a pledge of Mesa’s stock in certain aviation companies.

On January 11, 2024 and January 19, 2024, Mesa entered into Amendment No. 4 to its Second Amended and Restated Credit and Guaranty Agreement, Amendment No. 1 to Stock Pledge Agreement and Limited Waiver of Conditions to Credit Extension (“Amendment No. 4”), and Waiver and Amendment No. 5 to its Second Amended and Restated Credit and Guaranty Agreement (collectively, the “January 2024 Credit Agreement Amendments”), respectively. The January 2024 Credit Agreement Amendments provide for the following:

•

The repayment in full of Mesa’s $10.5 million Effective Date Bridge Loan obligations, and the prepayment (and corresponding reduction) of approximately $2.1 million in Revolving Loans (as defined therein), with the proceeds from the sale, assignment, or transfer of Mesa’s vested investment in Heart Aerospace Incorporated.

•

As a result of the repayment of the Effective Date Bridge Loan and pay down of the Revolving Loans, the shares of capital stock of Archer Aviation, Inc. held by Mesa were released as collateral for the United Credit Facility.

•

The waiver of certain financial covenant defaults with respect to the fiscal quarters ended June 30, 2023, September 30, 2023, and December 31, 2023 and the waiver of projected financial covenant defaults with respect to the fiscal quarter ending March 31, 2024.

•	An increase in the Applicable Margin (as defined in the United Credit Facility) during a specified period of time for borrowings under the Credit Agreement.

•

Loan prepayment requirements in connection with the sale of four specified aircraft engines and the addition of such engines as collateral for the United Credit Facility for a specified period of time.

Electric Aircraft Forward Purchase Commitments

In February 2021, Mesa entered into a forward purchase contract with Archer Aviation, Inc. (“Archer”) for a number of electrically-powered vertical takeoff and landing aircraft (“eVTOL aircraft”). The aggregate base commitment for the eVTOL aircraft is $200.0 million, with an option to purchase additional aircraft. Mesa’s obligation to purchase the eVTOL aircraft is subject to Mesa and Archer first agreeing in the future to a number of terms and conditions, which may or may not be met.

In July 2021, Mesa entered into a forward purchase contract with Heart Aerospace Incorporated (“Heart”) for a number of fully electric aircraft. The maximum aggregate base commitment for the aircraft is $1,200.0 million, with an option to purchase additional aircraft. Mesa’s obligation to purchase the aircraft is subject to Mesa and Heart first agreeing in the future to a number of terms and conditions, which may or may not be met.

Maintenance Commitments

In August 2005, Mesa entered into a ten-year agreement with AAR for the maintenance and repair of certain of Mesa’s CRJ-200, CRJ-700, and CRJ-900 aircraft. The agreement has since been amended to include a term extending through 2025, and to provide certain E175 aircraft rotable spare parts with a term through December 2027. Under the agreement, Mesa pays AAR a monthly access fee per aircraft for certain consigned inventory as well as a fixed “cost per flight hour” fee on a monthly basis for repairs on certain repairable parts during the term of the agreement, which fees are subject to annual adjustment based on increases in the cost of labor and component parts.

In July 2013, Mesa entered into an engine maintenance contract with GE to perform heavy maintenance on certain CRJ-700, CRJ-900, and E175 engines based on a fixed pricing schedule. The pricing may escalate annually in accordance with GE’s spare parts catalog for engines. The engine maintenance contract extends through 2024.

Mesa entered into an engine maintenance contract with StandardAero, which became effective on June 1, 2015, to perform heavy maintenance on certain CRJ-700 and CRJ-900 engines based on a fixed pricing schedule. The pricing may escalate annually in accordance with the GE’s spare parts catalog for engines.

Mesa’s employees perform routine airframe and engine maintenance along with periodic inspections of equipment at their respective maintenance facilities. Mesa also uses third-party vendors, such as AAR, Ascent, Embraer, and GE, for certain heavy airframe and engine maintenance work, along with parts procurement and component overhaul services for Mesa’s aircraft fleet. As of June 30, 2025, $36.9 million of parts inventory was consigned to Mesa by AAR under long-term contracts that is not reflected on Mesa’s balance sheet.

Mesa accounts for heavy maintenance and major overhaul costs on its owned E175 fleet under the deferral method whereby the cost of heavy maintenance and major overhaul is deferred and amortized until the earlier of the end of the useful life of the related asset or the next scheduled heavy maintenance event. For all other fleets, Mesa uses the direct expense method of accounting for its maintenance of regional jet engine overhauls, airframe, landing gear, and normal recurring maintenance wherein Mesa recognizes the expense when the maintenance work is completed, or over the repair period, if materially different, except for certain maintenance contracts where labor and materials price risks have been transferred to the service provider and require payment on a utilization basis, such as flight hours. Costs incurred for maintenance and repair for utilization maintenance contracts where labor and materials price risks have been transferred to the service provider are charged to maintenance expense based on contractual payment terms. Mesa’s maintenance policy is determined by fleet when major maintenance is incurred. While Mesa keeps a record of expected maintenance events, the actual timing and costs of major engine maintenance expense are subject to variables such as estimated usage, government regulations, and the level of unscheduled maintenance events and their actual costs. Accordingly, Mesa cannot reliably quantify the costs or timing of future maintenance-related expenses for any significant period of time.

Restricted Cash

As of both June 30, 2025 and September 30, 2024, Mesa had $3.0 million in restricted cash, compared to $3.0 million and $3.1 million in restricted cash as of June 30, 2024 and September 30, 2023, respectively. Mesa has an agreement with a financial institution for a letter of credit facility and to issue letters of credit for particular airport authorities, worker’s compensation insurance, property and casualty insurance, and other business needs as required in certain lease agreements. Pursuant to the term of this agreement, $3.0 million of outstanding letters of credit are required to be collateralized by amounts on deposit.

Cash Flows

Nine Months Ended June 30, 2025 Compared to Nine Months Ended June 30, 2024

The following table presents information regarding Mesa’s cash flows for each of the nine months ended June 30, 2025 and June 30, 2024 (in thousands):

	Nine Months Ended June 30,
	2025	2024
Net cash (used in) provided by operating activities	$(43,346)	$19,596
Net cash provided by investing activities	193,662	112,918
Net cash used in financing activities	(123,426)	(149,301)

Net increase/(decrease) in cash, cash equivalents and restricted cash	26,890	(16,787)
Cash, cash equivalents and restricted cash at beginning of period	18,630	36,072

Cash, cash equivalents and restricted cash at end of period	$45,520	$19,285

Net Cash Used in Operating Activities

Mesa’s primary source of cash from operating activities is cash collections from United Airlines pursuant to the United CPA. United Airlines’ primary uses of cash from operating activities are for maintenance costs, personnel costs, operating lease payments, and interest payments.

During the nine months ended June 30, 2025, Mesa had cash flow used in operating activities of $43.3 million. Mesa had net loss of $152.3 million adjusted for the following significant non-cash items:

depreciation and amortization of $17.3 million, deferred income taxes of $(7.6) million, write off of warrant liability of $(25.1) million, amortization of deferred credits of $(4.1) million, amortization of debt discount and financing costs and accretion of interest of $4.2 million, asset impairment of $111.8 million, loss on sale of assets of $54.4 million, gain on debt forgiveness of $(4.5) million, and $6.9 million in miscellaneous operating cash flow items. Mesa had a net change of $(44.2) million within other net operating assets and liabilities largely driven by increases in accounts receivable and decreases in accounts payable and accrued expenses.

During the nine months ended June 30, 2024, Mesa had cash flow provided by operating activities of $19.6 million. Mesa had net loss of $66.1 million adjusted for the following significant non-cash items: depreciation and amortization of $32.8 million, stock-based compensation of $1.0 million, deferred income taxes of $(0.4) million, gains on investments in equity securities of $(6.5) million, net unrealized losses on investments in equity securities of $6.1 million, amortization of deferred credits of $(0.8) million, amortization of debt discount and financing costs and accretion of interest of $6.2 million, asset impairment of $50.9 million, loss on sale of assets of $0.2 million, gain on debt forgiveness of $(10.5) million, gain on extinguishment of debt of $(3.0) million, and $3.2 million in miscellaneous operating cash flow items. Mesa had a net change of $6.3 million within other net operating assets and liabilities largely driven by decreases in accounts receivable and prepaid expenses and increases in accounts payable and accrued expenses, partially offset by decreases in deferred revenue.

Net Cash Provided by Investing Activities

Mesa’s investing activities generally consist of capital expenditures for aircraft and related flight equipment, deposits paid or returned for equipment and other purchases, and strategic investments.

During the nine months ended June 30, 2025, net cash flow provided by investing activities totaled $193.7 million. Proceeds from the sale of aircraft and engines totaled $199.0 million and Mesa invested $(5.4) million in capital expenditures, primarily consisting of rotable parts and tools. Mesa received $0.1 million in refunds of equipment and other deposits.

During the nine months ended June 30, 2024, net cash flow provided by investing activities totaled $112.9 million. Proceeds from the sale of aircraft and engines totaled $127.1 million, proceeds from the sale of investments in equity securities totaled $2.7 million, Mesa invested $(16.9) million in capital expenditures, primarily consisting of heavy maintenance rotable parts, paid $(0.4) million in investment transaction costs, and received $0.3 million in refunds of equipment and other deposits.

Net Cash Used in Financing Activities

Mesa’s financing activities generally consist of debt borrowings, principal repayments of debt, payment of debt financing costs, payment of tax withholding for RSUs, and proceeds received from issuing common stock under Mesa’s ESPP.

During the nine months ended June 30, 2025, net cash flow used in financing activities was $123.4 million, all of which was payments on long-term debt and finance leases.

During the nine months ended June 30, 2024, net cash flow used in financing activities was $149.3 million. Mesa received $86.9 million of proceeds from long-term debt, made $(235.2) million of principal repayments on long-term debt, paid $(0.9) million for debt prepayment costs, and paid $0.1 million for tax withholding of RSUs.

Comparison of Fiscal Years Ended September 30, 2024, 2023, and 2022

The following table presents information regarding Mesa’s cash flows for each of the fiscal years ended September 30, 2024, 2023, and 2022:

	Year Ended September 30,
	2024	2023	2022
Net cash provided by (used in) operating activities	$34,244	$(24,091)	$13,362
Net cash provided by investing activities	148,788	142,285	1,365
Net cash used in financing activities	(200,474)	(143,147)	(77,569)

Net decrease in cash, cash equivalents, and restricted cash	(17,442)	(24,953)	(62,842)
Cash, cash equivalents, and restricted cash at beginning of period	36,072	61,025	123,867

Cash, cash equivalents, and restricted cash at end of period	$18,630	$36,072	$61,025

Net Cash Flow Provided by Operating Activities

Mesa’s primary source of cash from operating activities is cash collections from United pursuant to the United CPA. Mesa’s primary uses of cash used in operating activities are for maintenance costs, personnel costs, operating lease payments, and interest payments.

During the fiscal year ended September 30, 2024, Mesa had cash flow provided by operating activities of $34.2 million. Mesa had net loss of $91.0 million adjusted for the following significant non-cash items: asset impairment of $73.7 million, depreciation of $40.0 million, stock-based compensation expense of $1.3 million, net unrealized losses on investments in equity securities of $6.1 million, net gains on investments of $(8.0) million, amortization of deferred credits of $(1.1) million, amortization of debt discount and issuance costs and accretion of interest of $8.3 million, gain on extinguishment of debt of $(3.0) million, gain on debt forgiveness of $(10.5) million, and $4.7 million in net other operating cash flow adjustments. Mesa had net change of $13.5 million within other net operating assets and liabilities largely driven by accrued liabilities, accounts payable, and prepaid expenses, partially offset by deferred revenue during the fiscal year ended September 30, 2024.

During the fiscal year ended September 30, 2023, Mesa had cash flow used in operating activities of $24.1 million. Mesa had net loss of $120.1 million adjusted for the following significant non-cash items: asset impairment of $54.3 million, depreciation and amortization of $60.4 million, stock-based compensation expense of $2.3 million, deferred income taxes of $(9.3) million, net unrealized gains on investments in equity securities of $(5.4) million, amortization of deferred credits of $1.5 million, amortization of debt discount and issuance costs and accretion of interest of $6.3 million, loss on extinguishment of debt of $1.5 million, net gain on disposal of assets of $(7.2) million, and $2.2 million in net other operating cash flow adjustments. Mesa had net change of $(10.7) million within other net operating assets and liabilities largely driven by accrued liabilities, accounts payable, deferred revenue, receivables, and operating leases during the fiscal year ended September 30, 2023.

During the fiscal year ended September 30, 2022, Mesa had cash flow provided by operating activities of $13.4 million. Mesa had net loss of $182.7 million adjusted for the following significant non-cash items: asset impairment of $171.8 million, depreciation, and amortization of $81.5 million, stock-based compensation expense of $2.8 million, deferred income taxes of $(52.0) million, losses on investments in equity securities of $13.7 million, amortization of deferred credits of $(0.9) million, amortization of debt discount and issuance costs and accretion of interest of $9.7 million, loss on extinguishment of debt of $0.4 million, gain on disposal of assets of $(4.7) million, provision for obsolete expendable parts and supplies of $0.6 million, and loss on lease termination of $0.2 million. Mesa had net change of $(26.8) million within other net operating assets and liabilities largely driven by accrued liabilities, accounts payable, deferred revenue, receivables, and operating leases during the fiscal year ended September 30, 2022.

Net Cash Flows Provided by (Used in) Investing Activities

Mesa’s investing activities generally consist of the sale of assets, capital expenditures for aircraft, and related flight equipment, deposits paid or returned for equipment and other purchases, and strategic investments.

During the fiscal year ended September 30, 2024, Mesa’s net cash flow provided by investing activities was $148.8 million. Mesa received a total of $158.3 million from the sale of aircraft and engines, net of transaction costs, $9.2 million from the sale of investments in equity securities, net of transaction costs, and $1.5 million in customer deposits. Additionally, Mesa invested $1.2 million in aircraft, $6.1 million in depreciable inventory, $3.7 million in costs associated with transitioning CRJ-900 aircraft to United Airlines operations, $3.4 million in capitalized maintenance, and $5.8 million in tools, vehicles, equipment, and other miscellaneous projects.

During the fiscal year ended September 30, 2023, Mesa net cash flow provided by investing activities was $142.3 million. Mesa invested $15.8 million in spare engines, $2.2 million in aircraft, $13.4 million in inventory, $2.6 million in costs associated with transitioning CRJ-900 aircraft to United Airlines operations, and $2.6 million in tools, vehicles, equipment, and other miscellaneous projects. Additionally, Mesa received a total of $178.6 million from the sale of aircraft and engines and received a $0.3 million in refunds on equipment and other deposits.

During the fiscal year ended September 30, 2022, Mesa net cash flow provided by investing activities was $1.4 million. Mesa invested $16.7 million in spare engines, $2.2 million in aircraft, $18.4 million in inventory, $4.4 million in tools, vehicles, equipment, and other miscellaneous projects, and $7.6 million in net payments on equipment and other deposits. Additionally, Mesa invested a total of $0.2 million in equity securities and received a total of $50.0 million from sale of 10 CRJ-700 aircraft.

Net Cash Flows Used in Financing Activities

Mesa’s financing activities generally consist of debt borrowings, principal repayments of debt, payment of debt financing costs, stock repurchases, and proceeds received from issuing common stock under Mesa’s ESPP.

During the fiscal year ended September 30, 2024, Mesa’s net cash flow used in financing activities was $200.5 million. Mesa received $86.9 million of proceeds from long-term debt. Mesa made $286.3 million of principal repayments on long-term debt during the period. Mesa incurred $0.9 million in prepayment fees and made $0.1 million of payments of tax withholding for restricted stock units.

During the fiscal year ended September 30, 2023, Mesa’s net cash flow used in financing activities was $143.1 million. Mesa received $60.9 million of proceeds from long-term debt. Mesa made $203.0 million of principal repayments on long-term debt during the period. Mesa incurred $0.9 million of costs related to debt financing and $0.4 million of payments of tax withholding for restricted stock units. Mesa received $0.3 million in proceeds from the issuance of common stock under its ESPP.

During the fiscal year ended September 30, 2022, Mesa’s net cash flow used in financing activities was $77.6 million. Mesa received $39.8 million of proceeds from borrowings under the Treasury Loan. Mesa made $114.9 million of principal repayments on long-term debt during the period. Mesa incurred $2.4 million of costs related to debt financing and $0.5 million of payments of tax withholding for restricted stock units. Mesa received $0.4 million in proceeds from the issuance of common stock under its ESPP.

Critical Accounting Estimates

Mesa prepares its consolidated financial statements and condensed consolidated financial statements in accordance with GAAP. In doing so, Mesa must make estimates and assumptions that affect its reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, Mesa’s financial condition or results of operations would be affected. Mesa bases its estimates on past experience and other assumptions that Mesa believes are reasonable under the circumstances, and Mesa evaluates these estimates on an ongoing basis. Mesa refers to accounting estimates of this type as critical accounting estimates, which are discussed below.

The discussion below is not intended to be a comprehensive list of Mesa’s accounting policies. Mesa’s significant accounting policies are more fully described in Note 2 — “Summary of Significant Accounting Policies” to Mesa’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Leases

Effective October 1, 2019, Mesa adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02” or “ASC 842”) which provides guidance requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for substantially all leases, with the exception of short-term leases with terms of less than 12 months. From a lessee perspective, Mesa’s leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. Mesa determines if an arrangement is a lease at inception. Mesa’s operating lease activities are recorded in operating lease right-of-use (“ROU”) assets, current maturities of operating leases, and noncurrent operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of long-term debt and finance leases, and long-term debt and finance leases, excluding current portion.

ROU assets represent Mesa’s right to use an underlying asset for the lease term and lease liabilities represent Mesa’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Variable lease payments are not included in the calculation of the right-of-use assets and lease liability due to uncertainty of the payment amount and are recorded as lease expense in the period incurred. As most of Mesa’s leases do not provide an implicit rate, Mesa uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Mesa uses the implicit rate when readily determinable. Mesa’s lease terms may include options to extend or terminate the lease when it is reasonably certain that Mesa will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

As a lessee, Mesa elected a short-term lease exception policy on all classes of underlying assets, permitting Mesa to not apply the recognition requirements of this standard to short-term leases (i.e., leases with terms of 12 months or less).

From a lessor perspective, Mesa’s CPA identifies the “right of use” of a specific type and number of aircraft over a stated period-of-time. A portion of the compensation in the CPA is designed to reimburse Mesa for certain aircraft ownership costs of these aircraft. Mesa accounts for the non-lease component of its CPA under ASC 606 and accounts for the lease component under ASC 842. Mesa allocates the consideration in the contract between the lease and non-lease components based on their stated contract prices, which is based on a cost-basis approach representing Mesa’s estimate of the stand-alone selling prices.

Revenue Recognition

Mesa recognizes revenue when the service is provided under the United CPA. Under the United CPA, United Airlines generally pays a fixed monthly minimum amount per aircraft, plus certain additional amounts based upon the number of flights and block hours flown. The contract also includes reimbursement of certain costs incurred by Mesa in performing flight services. These costs, known as “pass-through costs,” may include passenger liability insurance as well as aircraft property taxes and other flight service expenditures defined in Mesa’s agreement. Additionally, for the E175 aircraft owned by United Airlines, the CPA provides that United Airlines will reimburse Mesa for heavy airframe and engine maintenance, landing gear, APUs, and component maintenance. Mesa also receives compensation under the agreement for heavy maintenance expenses at a fixed hourly rate or per aircraft rate for all aircraft in scheduled service other than the E175 aircraft owned by United Airlines. The contract also includes incentives and penalties based on certain operational benchmarks. Mesa is eligible to receive incentive compensation upon the achievement of certain performance criteria defined in the agreement. At the end of each period during the term of an agreement, Mesa calculates the incentives achieved during that period and recognizes revenue attributable to the agreement during the period accordingly, subject to the variable constraint guidance under ASC 606. All revenue recognized under the CPA is presented as the gross amount billed to United Airlines.

Under the United CPA, Mesa has committed to perform various activities that can be generally classified into in-flight services and maintenance services. When evaluating these services, Mesa determined that the nature of its promise is to provide a single integrated service, flight services, because Mesa’s contracts require integration and assumption of risk associated with both services to effectively deliver and provide the flights as scheduled over the contract term. Therefore, the in-flight services and maintenance services are inputs to that combined integrated flight service. Both services occur over the term of the agreement and the performance of maintenance services significantly affects the utility of the in-flight services. Mesa’s individual flights flown under the United CPA are deemed to be distinct and the flight service promised in the CPA represents a series of services that is accounted for as a single performance obligation. This single performance obligation is satisfied over time as the flights are completed. Therefore, revenue is recognized when each flight is completed.

In allocating the transaction price, variable payments (i.e., billings based on flights and block hours flown, pass-through costs, etc.) that relate specifically to Mesa’s efforts in performing flight services are recognized in the period in which the individual flight is completed. Mesa has concluded that allocating the variability directly to the individual flights results in an overall allocation meeting the objectives in ASC 606. This results in a pattern of revenue recognition that follows the variable amounts billed from Mesa to its customers.

A portion of Mesa’s compensation under its CPAs with United Airlines and previously American is designed to reimburse Mesa for certain aircraft ownership costs. Mesa has concluded that a component of its revenue under these agreements is deemed to be lease revenue, as such agreements identify the “right of use” of a specific type and number of aircraft over a stated period-of-time. The lease revenue associated with the United CPA is accounted for as an operating lease and is reflected as contract revenue on Mesa’s consolidated statements of operations and comprehensive loss. Mesa’s recognized $123.0 million, $144.7 million, and $158.4 million of lease revenue for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. Mesa has not separately stated aircraft rental income and aircraft rental expense in the consolidated statements of operations and comprehensive loss because the use of the aircraft is not a separate activity of the total service provided.

The United CPA is renewable periodically and contains provisions pursuant to which the parties could terminate their respective agreements, subject to certain conditions, as described in Note 1 — “Organization and Operations” to Mesa’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. The United CPA also contains terms with respect to covered aircraft, services provided, and compensation as described in Note 1. The United CPA is amended from time to time to change, add, or delete terms of the agreements.

Mesa’s revenues could be impacted by a number of factors, including amendment or termination of the United CPA, contract modifications resulting from contract renegotiations, Mesa’s ability to earn incentive payments contemplated under applicable agreements, and settlement of reimbursement disputes with United Airlines. In the event contracted rates are not finalized at a quarterly or annual financial statement date, Mesa evaluates the enforceability of its contractual terms and when Mesa has an enforceable right, Mesa estimates the amount it expects to be entitled subject to the variable constraint guidance under ASC 606.

The United CPA contains an option that allows United Airlines to assume the contractual responsibility for procuring and providing the fuel necessary to operate the flights that Mesa operates for them. United Airlines has exercised this option. Accordingly, Mesa does not record an expense or revenue for fuel and related fueling costs for flying under the United CPA. In addition, United Airlines also provides, at no cost to Mesa, certain ground handling and customer service functions, as well as airport-related facilities and gates at their hubs and other cities. Services and facilities provided by United Airlines at no cost are presented net in its consolidated financial statements; hence, no amounts are recorded for revenue or expense for these items.

Mesa records deferred revenue when cash payments are received or are due from United Airlines in advance of Mesa’s performance. The deferred revenue balance as of September 30, 2024 of $9.6 million (current and non-current portion) represents Mesa’s aggregate remaining performance obligations that will be recognized as revenue over the period in which the performance obligations are satisfied (as flights are completed over the remaining contract term).

Property and Equipment

Mesa’s property and equipment, which primarily consists of aircraft and related flight equipment, had a net book value of $31.9 million as of June 30, 2025. Mesa monitors for any indicators of impairment of its property and equipment and other long-lived assets whenever events or changes in circumstances indicate that the related carrying amount may be impaired. Factors which could be indicators of impairment include, but are not limited to: (i) significant adverse changes in the extent or manner in which an asset is being used, including permanently removing a long-lived asset or assets from operations; (ii) significant changes in the estimated useful life of an asset; (iii) significant changes in estimated future cash flows or a history of operating or cash flow losses; (iv) permanent and significant declines in market prices of an asset; and (v) changes to the regulatory environment or business climate. Mesa records an impairment loss if (i) the undiscounted future cash flows are found to be less than the carrying amount of the asset or asset group, and (ii) the carrying amount of the asset or asset group exceeds its fair value. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to its estimated fair value.

Mesa groups assets at the CPA level (i.e., the lowest level for which there are identifiable cash flows). If impairment indicators exist with respect to any of Mesa’s asset groups, Mesa estimates future cash flows based on projections of capacity purchase block hours, maintenance events, labor costs, and other relevant factors. Mesa’s assumptions about future conditions are important to its assessment of potential impairment of its long-lived assets. Mesa will continue to monitor these conditions in future periods as new information becomes available and will update its analyses accordingly. If an asset group is impaired, the impairment loss recognized is the amount by which the asset group’s carrying amount exceeds its fair value. Mesa estimates fair values of aircraft and related assets using published sources, appraisals, and bids received from third parties as available.

As a result of operating losses and the removal of CRJ-900 aircraft from the United CPA, Mesa evaluated its fleet for impairment as of September 30, 2024, and determined that future cash flows from the operation of its fleet through the remaining useful life exceeded the carrying value of the fleet. As such, no impairment expenses were recorded to its fleet.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which Mesa cannot conclude that it is more likely than not that such deferred tax assets will be realized.

In determining the amount of the valuation allowance, estimated future taxable income as well as feasible tax planning strategies for each taxing jurisdiction are considered. If Mesa determines it is more likely than not that all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if Mesa determines it is more likely than not to be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be recorded as a reduction to income tax expense.

Mesa recognizes and measures benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax positions will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Mesa’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. Significant judgment is required to evaluate uncertain tax positions. Evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of tax audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in income tax expense in the period in which the change is made, which could have a material impact to Mesa’s ETR. Please see Note 12 — “Income Taxes” in the notes to Mesa’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information. Please see also “Management’s Discussion and Analysis — Results of Operations — Income Taxes” for additional information.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Mesa’s financial position and results of operations is disclosed in Note 3: “Recent Accounting Pronouncements” to Mesa’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF MESA

Mesa is subject to market risks in the ordinary course of Mesa’s business. These risks include interest rate risk and, on a limited basis, commodity price risk with respect to foreign exchange transactions. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions Mesa may take to mitigate Mesa’s exposure to such changes. Actual results may differ.

Interest Rate Risk

Mesa is subject to market risk associated with changing interest rates on its variable rate long-term debt; the variable interest rates are based on SOFR. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense on Mesa’s variable rate long-term debt. Mesa does not purchase or hold any derivative instruments to protect against the effects of changes in interest rates.

As of June 30, 2025, Mesa had $113.7 million of variable-rate debt, including current maturities. A hypothetical 100 basis point change in market interest rates would have affected interest expense by approximately $1.1 million in the nine months ended June 30, 2025. Mesa did not have any fixed-rate debt as of June 30, 2025.

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR) announced that it would stop compelling banks to submit rates for the calculation of LIBOR after 2021. In December 2020, the administrator of LIBOR proposed to cease publication of certain LIBOR settings after December 2021 and to cease publication of the remainder of the LIBOR settings after June 2023. The majority of Mesa’s debt arrangements were indexed to one- and three-month LIBOR, which were sunset on June 30, 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, replaced LIBOR with SOFR after June 30, 2023. Mesa applied expedients to agreements under LIBOR that were replaced by SOFR. Under the expedient, Mesa now accounts for amendments to agreements as if the modification was not substantial. The new carrying amounts of debts consist of the carrying amount of the original debt and any additional fees associated with the modified debt instrument. New effective yields were established based on the new carrying amount and revised cash flows. As of June 30, 2025, Mesa had $113.7 million of borrowings based on SOFR.

Foreign Currency Risk

Mesa has de minimis foreign currency risks related to its station operating expenses denominated in currencies other than the U.S. dollar, primarily the Canadian dollar. Mesa’s revenue is U.S. dollar denominated. To date, foreign currency transaction gains and losses have not been material to Mesa’s financial statements, and Mesa has not had a formal hedging program with respect to foreign currency. A 10% increase or decrease in current exchange rates would not have a material effect on Mesa’s financial results.

Fuel Price Risk

Unlike other airlines, Mesa’s agreements largely shelter Mesa from volatility related to fuel prices, which are directly paid and supplied by Mesa’s major partners.

REPUBLIC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Republic’s financial condition and results of operations should be read in conjunction with Republic’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Republic’s management’s expectations. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Republic is the second largest independent regional airline in the United States based on total fleet and daily departures. As of December 31, 2024 and June 30, 2025, Republic had a fleet of 240 and 245 regional jet aircraft that regularly provides scheduled passenger service on approximately 1,000 and 1,100 daily flights, respectively, to over 90 cities in the United States, Canada, and the Caribbean. All of Republic’s flights are operated under multi-year CPAs with Republic’s Partners. Republic exclusively operates the dual class Embraer E170/175 family of aircraft and is one of the world’s largest operators of that popular aircraft type. Under the CPAs, Republic provides substantially all of its flight capacity to Republic’s Partners. Republic’s compensation is not materially or directly affected by variations in fares or passenger load factors, nor by variations in the price of fuel, the cost of which is paid directly by Republic’s Partners, effectively providing Republic with contractual monthly revenues, while reducing Republic’s exposure to fluctuations in fuel prices, fare competition, and passenger loads. In 2023 and 2024, Republic carried passengers on more than 308,000 and 323,000 flights, generating revenues of $1,429.1 million and $1,474.0 million and pre-tax income of $88.0 million and $86.9 million, respectively. During the six months ended June 30, 2024 and 2025, Republic carried passengers on more than 153,000 and 176,000 flights, generating revenues of $712.2 million and $800.4 million and pre-tax income of $38.3 million and $87.3 million, respectively.

Republic operates under Republic’s Partners’ two-letter flight designation codes, paints its aircraft in the style of Republic’s Partners’ brand requirements, and uses Republic’s Partners’ service marks to market itself as a carrier for Republic’s Partners. Republic’s Partners control route selection, pricing, seat inventories, marketing, and scheduling, and provide Republic with ground support services, airport take-off and landing slots, and gate access, allowing Republic to focus on operational excellence, positioning itself as the regional airline of choice for Republic’s Partners and passengers through the delivery of safe, clean, reliable, and efficient regional service. For the six months ended June 30, 2025, American Airlines accounted for 42% of Republic’s departures, while Delta Air Lines and United Airlines each accounted for 29% of Republic’s departures, respectively.

Through July 2025, Republic granted 30,291 restricted stock units (“RSUs”) to certain members of management, which are subject to both time- and performance-based vesting conditions (the “Republic Integration RSUs”). The time-vesting Republic Integration RSUs vest in equal installments on the third and fourth anniversaries of the Closing Date, subject to continued employment. The performance-vesting Republic Integration RSUs vest, subject to continued employment, in one-third tranches upon achievement of specified operational milestones. If the Closing does not occur or the Merger Agreement is terminated, all Republic Integration RSUs will be immediately forfeited for no consideration. The estimated grant date fair value of each RSU was $600 per share.

Bryan Bedford, Republic’s former President and Chief Executive Officer, received Presidential nomination to the position of Administrator of the Federal Aviation Administration of the U.S. Department of Transportation by President Donald Trump. In connection with such nomination, Mr. Bedford retired from Republic effective July 1, 2025. Republic paid a cash payment of $16.0 million related to his employment contract. Upon effectiveness of his retirement, 16,733 shares were considered earned and vested immediately, resulting in additional compensation expense of $7.7 million. Republic will record total expense of approximately $18.8 million during the nine months ending September 30, 2025 related to Mr. Bedford’s separation and retirement. Matthew Koscal, Executive Vice President and Chief Administrative Officer, was promoted to

President and Chief Commercial Officer of Republic, and David Grizzle, Chairman of the board of directors of Republic, began serving as Chief Executive Officer upon Mr. Bedford’s retirement on July 1, 2025.

Factors, Trends, and Uncertainties Affecting Republic’s Business

Republic believes its operating and business performance is driven by various factors that typically affect regional airlines and their markets, including factors and trends which affect the broader airline and travel industries. The following key factors, trends, and uncertainties have affected Republic’s historical results of operations and may materially affect Republic’s future performance:

Availability and Training of Qualified Pilots. Effective July 15, 2013, as directed by the U.S. Congress, the FAA issued more stringent pilot qualification and crew member flight training standards, which, among other things, increased the required training time for new commercial airline pilots from 250 hours to 1,500 hours of flight time. With these changes, the supply of qualified pilot candidates eligible for hiring by the airline industry has been dramatically reduced in recent years. In addition, the FAA’s mandatory retirement age of 65 is expected to cause a significant number of pilots to retire over the next decade.

To address the expected increasingly diminished supply of qualified pilot candidates, Republic developed and launched a proprietary flight training school called LIFT Academy in 2018 and continues to develop relationships with flight schools across the country to help fulfill its need for pilots. Since its founding in 2018, LIFT Academy expanded its operations with additional flight school locations in Myrtle Beach, SC, Galveston, TX, and at Tuskegee University in Tuskegee, AL.

Republic has also entered into a partnership with Hyannis Air Service Inc. d/b/a Cape Air and Nantucket Airlines (“Cape Air”) in order to create a pipeline of talent from LIFT Academy to Cape Air and then to Republic to provide additional structured pathways for accumulation of the FAA 1,500 flight hour requirement. This strategic partnership will help Republic retain talented pilots as they transition from LIFT Academy students to pilots at Republic in less time and with more experience. Republic has also built a state-of-the-art training campus that opened in early 2023. Finally, Republic has undertaken substantial efforts to generate renewed interest in the industry, including developing partnerships with secondary education institutions to promote its mission to build diversity within the cockpit and hangar. Republic’s ability to grow and continue to provide safe, clean, and reliable regional airline services to Republic’s Partners will depend on its ability to successfully attract, train, and develop pilots. Furthermore, pilot training and development is constrained by the availability of full motion flight simulation equipment in the marketplace. In order to ensure access to this equipment, Republic has acquired one flight simulator and has long-term agreements in place that guarantee it a minimum level of flight simulator availability and provide for potential access to additional flight simulators.

Pilot Attrition and Staffing Base. Republic experiences significant volatility in its attrition as a result of the demand for pilots at mainline, low-cost, and cargo carriers who obtain pilot hires, in part, from regional airlines. Pilot attrition could be a factor impacting Republic’s results and ability to acquire new market share in future periods. In addition, the lead-time in acquiring and training new pilots requires that Republic grow its pilot staffing base in excess of its then-current need when Republic accepts new business and expands its fleet.

Workforce Development. Over the past few years Republic has expanded its investment in LIFT Academy to address workforce development needs to include a DOL approved maintenance technician apprenticeship program and CFR Part 145 repair station to expand the level of experience and learning opportunities afforded to technicians and other aspiring aviation operations personnel. In addition, Republic has secured a partnership with Cape Air to create a flow program of talented aviators from LIFT Academy to Cape Air to supplement their workforce in exchange for flight hours and valuable experience. Republic has also built a state-of-the-art training campus that houses simulators, a cabin trainer, and classrooms to train its pilots, flight attendants, maintenance technicians, dispatchers, and other employees. Republic’s inability to source qualified aviation personnel, whether from LIFT Academy or externally, may adversely impact its ability to operate in a cost-effective manner, expand its fleet, and carry out reliable operations.

Labor. The airline industry is heavily unionized. The wages, benefits, and work rules of unionized airline industry employees are determined by Republic’s collective bargaining agreements (“CBAs”). As of June 30, 2025, over 73% of Republic’s workforce was represented under CBAs. Republic’s CBAs with its pilots, flight attendants, and dispatchers become amendable in 2027. The terms and conditions of Republic’s future CBAs may be affected by the results of collective bargaining negotiations at other airlines, regional or otherwise, that may have a greater ability, due to larger scale, greater efficiency, or other factors, to bear higher wage costs than Republic can. In addition, conflicts between airlines and their unions can lead to work slowdowns or stoppages. A strike or other significant labor dispute with Republic’s unionized employees may adversely affect its ability to conduct business.

Competition. The airline industry is highly competitive. Republic competes principally with other regional airlines. Major airlines typically award CPAs to regional airlines based on the following criteria: (i) ability to fly contracted schedules; (ii) availability of labor resources (including pilots); (iii) low operating cost; (iv) financial resources; (v) geographical infrastructure; (vi) overall customer service and reliability levels such as on-time arrival and flight completion percentages; and (vii) the overall image of the regional airline. Republic’s ability to earn additional flying opportunities in the future will depend, in significant part, on its ability to consistently operate as a safe, clean, reliable, cost-effective, and high-quality regional airline.

Market Volatility. The airline industry is volatile and sensitive to economic cycles and trends. Declining consumer confidence and discretionary spending, fear of terrorism or war, fear of a global pandemic, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions and wage escalation, changes in governmental regulations on taxes, fees and tariffs, weather, and other factors have contributed to a number of reorganizations, bankruptcies, liquidations, and business combinations among major and regional air carriers. The effect of economic cycles and trends may be somewhat mitigated by Republic’s reliance on long-term CPAs. If, however, any of Republic’s major airline partners experience a prolonged decline in the number of passengers served or is negatively affected by low ticket prices or high fuel prices, it may seek rate reductions in future CPAs or materially reduce its scheduled flights in order to reduce its costs. Republic’s financial performance could be negatively impacted by any adverse changes to contracted revenue rates, number of aircraft in the fleet, or utilization under its CPAs.

Maintenance Contracts, Costs, and Timing. Republic’s associates perform routine airframe and engine maintenance along with periodic inspections of equipment at its maintenance facilities. Republic also uses third-party vendors for certain heavy airframe, engine, and other maintenance work, along with parts procurement and component overhaul services for its aircraft fleet.

The average age of Republic’s aircraft is approximately 14 years. Due to the age of certain aircraft, Republic’s aircraft require less overall maintenance now than they will in the future. As its aircraft fleet ages and warranties expire, Republic expects that its maintenance costs will increase in absolute terms and as a percentage of revenue.

Republic uses the direct expense method of accounting for its maintenance of regional jet engine overhauls, airframe, landing gear, and normal recurring maintenance whereby it recognizes expense as maintenance work is completed or over the repair period, if materially different. While Republic keeps a record of expected maintenance events, the actual timing and costs of major engine maintenance expense are subject to variables such as estimated usage, government regulations (including tariffs), the extent of the occurrence of unscheduled maintenance events, and their actual costs. Accordingly, Republic cannot reliably quantify the cost or timing of future maintenance-related expenses for any significant period of time.

In addition, Republic has entered into long-term maintenance “power-by-the-hour” service contracts with third-party maintenance providers under which it is charged fixed rates for each flight hour or other measure accumulated by the majority of its engines and some of the major airframe components. The effect of such contracts is to reduce the volatility of aircraft maintenance expense over the term of the maintenance agreement.

Aircraft Leasing and Finance Determinations. Republic has generally funded aircraft acquisitions through a combination of debt financing, finance leases, and operating leases. Republic’s decision to finance the acquisition of aircraft through leases or secured debt may be influenced by a variety of factors, including the preferences of its major airline partners, the strength of its balance sheet and credit profile (and those of Republic’s major airline partners), the length and terms of the available financing alternatives, prevailing market interest rates, and any lease return condition requirements. Generally, under Republic’s CPAs, the monthly ownership costs of the aircraft it operates are reimbursed, in whole or in part, by Republic’s Partners. When practical, Republic prefers to finance aircraft through secured debt rather than with leasing products, due to the accelerated tax depreciation benefits, opportunity to acquire equity in its aircraft, absence of lease return conditions, and greater flexibility in renewing the aircraft under its CPAs with its major airline partners at end of term. Republic currently owns or has finance leases on 81% of its existing aircraft and expects to own, rather than lease, a majority of any new fleet acquired. The remaining 19% of Republic’s fleet is owned directly by certain of Republic’s Partners, which Republic refers to as “Partner Controlled Aircraft.” Subsequent to the initial acquisition of an aircraft, Republic may also refinance the aircraft or convert one form of financing to another (e.g., replacing an aircraft operating lease with debt financing or vice versa) to meet its capital needs at a given time.

As of June 30, 2025, Republic had 13 aircraft subject to finance leases. At lease inception, Republic’s management makes certain estimates in order to determine the proper classification of its leased aircraft as either operating leases or finance leases, economic useful lives of subject assets, fair value of the asset under lease, as well as selection of an appropriate discount rate to be used in discounting future lease payments. These estimates also affect the value recorded for the finance lease asset and the corresponding finance lease liability, which is classified as long-term debt. Amortization of the finance lease asset is recorded to depreciation and amortization expense. Republic’s interest component of a finance lease payment is recorded to interest expense.

Seasonality. Republic’s results of operations for any interim period are not necessarily indicative of those for the entire year, in part because the airline industry is subject to seasonal fluctuations and changes in general economic conditions. A significant portion of Republic’s CPAs is based on completing flights as scheduled, and Republic typically has more scheduled flights during the summer months and concurrently generally experiences significant weather cancelations during the summer months, which negatively impacts its revenues during such months.

Key Components of Republic’s Results of Operations

Revenue

Republic operates under the American Eagle, Delta Connection, and United Express brands through its CPAs with American Airlines, Delta Air Lines, and United Airlines. Under these arrangements, Republic receives fixed fees, as well as reimbursement of specified costs with additional possible incentives from Republic’s Partners for superior performance. Substantially all of Republic’s revenues are earned under its CPAs with Republic’s Partners. The number of aircraft Republic operates, aircraft utilization, and the rates that it charges are the most significant drivers of Republic’s revenues. The number of passengers carried and the fares which revenue-generating passengers pay do not affect Republic’s revenues. Republic earns revenues based on aircraft utilization levels under the applicable CPAs with each of Republic’s Partners, subject to minimum utilization guarantees.

Revenues associated with regional jet services are generally derived from (i) a fixed fee per departure, flight hour, and/or block hour of time incurred and a fixed rate for available-to-schedule aircraft, payable on a monthly basis; and (ii) a premium amount, which is earned monthly or quarterly by maintaining minimum aircraft utilization levels and exemplary operating results. To the extent that minimum targets are not achieved, Republic could be subject to financial penalties. These fixed-fee rates are contractually subject to periodic economic adjustment. Republic also receives reimbursement from Republic’s Partners for direct expenses incurred such as qualifying maintenance activities, property taxes, and miscellaneous operating expenses. Republic refers to Republic’s Partners reimbursements as “pass-through charges.” Certain charges such as fuel and landing fees are paid directly by Republic’s Partners, although the charges were incurred by Republic in its ongoing operations. Republic refers to these charges as “Partner direct charges.” Pass-through charges are primarily recorded to revenues and the corresponding operating expense on a gross basis. Pass-through charges recorded on a net basis are not material.

Amounts recognized as regional jet services revenues are measured at the contractual amount Republic expects it will be entitled to in exchange for the promised services. Republic allocates the transaction price as flights are completed with variable consideration that relates specifically to Republic’s efforts in delivering each flight recognized in the period in which the individual flight is completed and measured on a monthly basis. Republic records an estimate for incentive revenue based on its expected performance at the end of each period. These estimates are derived under accounting guidance related to variable consideration constraints and based on amounts expected to be collected. Republic has concluded that allocating the variability directly to the individual flights results in an overall allocation meeting the objectives in Financial Accounting Standards Board (“FASB”) ASC 606, Revenue Recognition. This results in a pattern of revenue recognition that generally follows the variable amounts billed from Republic to Republic’s Partners.

Operating Expenses

A brief description of the items included in Republic’s operating expenses line items follows:

Wages and Benefits

This expense includes salaries and wages earned by Republic’s pilots, flight attendants, dispatchers, and other employees, as well as expenses associated with various employee benefit plans, employee incentives, and payroll taxes. These expenses fluctuate primarily based on Republic’s level of operations, changes in wage rates for contract and non-contract employees, and changes in costs of its benefit plans.

Aircraft and Engine Rent

This expense consists of the costs of aircraft and spare engines under operating leases. Leased aircraft (including wing-mounted engines) and spare engines are operated under long-term operating leases and subject to adjustment as costs associated with minimum lease return conditions become probable and able to be estimated, generally coinciding with the last heavy maintenance visit.

Maintenance and Repair

Maintenance and repair expenses include all materials and labor required to maintain Republic’s aircraft. Republic has entered into long-term maintenance “power-by-the-hour” service contracts with certain third-party maintenance providers under which Republic is charged fixed rates for each flight hour or departure accumulated by the majority of its engines and certain major airframe components. The effect of such contracts is to reduce the volatility of aircraft maintenance expense over the term of Republic’s maintenance agreements. All other maintenance charges are expensed as incurred under the direct expense method of accounting. Certain maintenance and repair activities, such as engine overhauls and heavy maintenance, qualify for reimbursement from Republic’s Partners under the pass-through provisions of Republic’s CPAs.

Depreciation and Amortization

This expense includes depreciation expense of all aircraft and equipment, which includes aircraft under debt obligations and finance leases, spare engines, flight equipment, training aircraft, and ground equipment as well as amortization expense on leasehold improvements. Effective January 1, 2024, Republic revised the estimated useful lives of regional jet aircraft, spare engines, and flight equipment from 22 years to 26 years in an effort to more closely align with market data impacting its fleet usage pattern.

Other Operating Expense

Costs of crew training, crew travel, facilities and administrative lease expenses, professional fees, and all other administrative and operational overhead expenses are recorded to other operating expense. Additionally, to the extent that these charges are incurred, Republic records expenses related to gains and losses on asset disposals, impairment charges, severance costs, and bad debt expense to other operating expense.

Other Expense, net

Other expense, net is comprised of interest expense on secured and unsecured debt obligations, realized and unrealized gains and losses on fair value adjustments to marketable securities and non-current investments, warrants, and put options held with EVE Holding, Inc. (“EVE”), and Republic’s minority interest in Cape Air and its proportionate share of income or losses of Cape Air. Additionally, Republic has a strategic partnership with EVE for the development of electric vertical takeoff and landing (“eVTOL”) aircraft.

Results of Operations

Results for the six months ended June 30, 2024 compared to the six months ended June 30, 2025

The following table sets forth information regarding Republic’s operating results for the six months ended June 30, 2024 compared to the six months ended June 30, 2025:

	Six Months Ended
(in millions)	June 30, 2024	June 30, 2025	$ Variance	% Variance
Revenues	$712.2	$800.4	$88.2	12.4%
Operating expenses:
Wages and benefits	323.0	359.0	36.0	11.1
Aircraft and engine rent	1.8	—	(1.8)	NM
Maintenance and repair	150.3	150.4	0.1	—
Depreciation and amortization	58.0	61.5	3.5	6.0
Other operating expense	107.9	122.2	14.3	13.3

Total operating expenses	641.0	693.1	52.1	8.1

Operating income	71.2	107.3	36.1	50.7
Total other expense, net	(32.9)	(20.0)	12.9	(39.2)

Income before income taxes	38.3	87.3	49.0	NM
Income tax expense	10.7	22.8	12.1	NM

Net income	$27.6	$64.5	$36.9	NM

Net income % (2)	3.9%	8.1%	NM	4.2	pts
Adjusted EBITDA (1)	$129.2	$168.8	$39.6	30.7%
Adjusted EBITDA % (1)	18.1%	21.1%	NM	3.0	pts
Adjusted EBITDAR (1)	$131.0	$168.8	$37.8	28.9%
Adjusted EBITDAR % (1)	18.4%	21.1%	NM	2.7	pts

(1)

Adjusted EBITDA represents net income before interest expense, investment income, and other, net, income taxes, and depreciation and amortization expense. Adjusted EBITDAR represents net income before interest expense, investment income, and other, net, income taxes, depreciation and amortization expense, and aircraft and engine rent. Adjusted EBITDA % and EBITDAR % are non-GAAP measures that represent Adjusted EBITDA and Adjusted EBITDAR, respectively, expressed as a percentage of revenues. Republic’s management uses these metrics, and it believes these metrics are also useful to investors to understand Republic’s financial performance. Adjusted EBITDA, Adjusted EBITDA %, Adjusted EBITDAR, and Adjusted EBITDAR % are included as supplemental disclosure because Republic’s management believes that they are well recognized valuation metrics in the airline industry that are frequently used by companies, investors, securities analysts, and other interested parties in comparing companies in Republic’s industry. Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: (i) Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters Republic considers not to be indicative of its ongoing operations; (ii) Adjusted EBITDA and Adjusted EBITDAR do not reflect Republic’s cash expenditures for capital expenditures or contractual commitments; (iii) Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, Republic’s working capital needs; (iv) Adjusted EBITDA and Adjusted EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on its debts; (v) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; and (vi) other companies in Republic’s industry may calculate Adjusted EBITDA and Adjusted EBITDAR differently than Republic does, limiting their usefulness as comparative measures. Because of these limitations, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance because it excludes aircraft and engine rent, which is a normal, recurring cash operating expense that is necessary to operate Republic’s business. For the foregoing reasons, each of Adjusted EBITDA, Adjusted EBITDA %, Adjusted EBITDAR, and Adjusted EBITDAR % has significant limitations which affect its use as an indicator of Republic’s profitability. Accordingly, readers are cautioned not to place undue reliance on this information.
(2)	Net income % is net income expressed as a percentage of revenues.

The following table presents the reconciliation of net income to Adjusted EBITDA and Adjusted EBITDAR for the periods presented below:

	Six Months Ended
(in millions)	June 30, 2024	June 30, 2025
Net income	$27.6	$64.5
Plus:
Interest expense	29.4	29.1
Investment loss (income) and other, net	3.5	(9.1)
Income tax expense	10.7	22.8
Depreciation and amortization	58.0	61.5

Adjusted EBITDA	129.2	168.8
Plus:
Aircraft and engine rent	1.8	—

Adjusted EBITDAR	$131.0	$168.8

The following table summarizes certain operating data that Republic believes are useful indicators of its operating performance for the six months ended June 30, 2024 and 2025. Republic’s management believes block hours, departures, and average daily utilization of each aircraft are its primary measures in evaluating aircraft production, incurrences of revenues and operating expenses, and efficiency of Republic:

	Six Months Ended
Operating Highlights	June 30, 2024	June 30, 2025	% Variance
Aircraft committed to Republic’s Partners operations at period end (1)	232	243	4.7%
Block hours (2)	281,041	329,835	17.4
Departures	153,524	176,100	14.7
Average daily utilization of each aircraft (hours) (3)	8.1	9.6	18.5
Average length of aircraft haul (miles)	493	490	(0.6)

(1)	Excludes two unallocated spare aircraft as of June 30, 2024 and 2025.
(2)	Reflects hours of aircraft movement from gate to gate (including taxi time before takeoff and after landing) until the aircraft comes to rest at the next point of landing.
(3)

Reflects average daily utilization in block hours (aircraft movement from gate to gate, including taxi time) for the greater of actual in-service aircraft or minimum contracted scheduled aircraft, if applicable.

Revenues

Revenues increased $88.2 million or 12.4% from $712.2 million for the six months ended June 30, 2024 to $800.4 million for the six months ended June 30, 2025, primarily related to a $86.2 million (17.7%) increase in Carrier-Controlled Revenue (“CCR”) attributable to the increase in flying when compared to the six months ended June 30, 2024. Additionally, there is an annual increase in CCR rates year-over-year.

Operating expenses

Wages and benefits expense increased $36.0 million or 11.1% from $323.0 million for the six months ended June 30, 2024 to $359.0 million for the six months ended June 30, 2025. The increase is primarily attributable to a $32.9 million increase in salaries and wages partially due to an increase in block hours and wages for crews and maintenance technicians, as well as increases in vacation pay, payroll tax, and net bonus expense.

Depreciation and amortization expense increased $3.5 million or 6.0% from $58.0 million for the six months ended June 30, 2024 to $61.5 million for the six months ended June 30, 2025. The increase is due to the delivery of six E175 aircraft and the purchase of three previously leased aircraft in the second half of 2024 and the delivery of six E175 during the first half of 2025, five of which were placed into service, which increased depreciation and amortization expense when compared to the six months ended June 30, 2024. This is offset by the sale of six E175 aircraft during the six months ended June 30, 2024.

Other operating expense increased $14.3 million or 13.3% from $107.9 million for the six months ended June 30, 2024 to $122.2 million for the six months ended June 30, 2025 primarily due to an increase of $4.8 million in professional fees caused by increased work scope related to the Merger Agreement and TPA and a $9.8 million increase in travel expense caused by increased block hours.

Other expense, net

Other expense, net decreased $12.9 million or 39.2% to $32.9 million for the six months ended June 30, 2024 compared to $20.0 million for the six months ended June 30, 2025, primarily due to a $11.4 million gain in the valuation of Republic’s EVE investments and a $2.3 million gain in the valuation of the CARES Act warrant. This is offset by additional losses of $0.4 million for Republic’s investment in Cape Air and an additional $1.4 million decrease in interest from marketable securities from a reduction in unrealized gains.

Income tax expense

Republic recorded income tax expense of $10.7 million at a 27.8% effective tax rate for the six months ended June 30, 2024 compared to $22.8 million at a 26.1% effective tax rate for the six months ended June 30, 2025. Republic’s effective tax rates differ from statutory rates primarily due to state income taxes, valuation allowances on state net operating losses, and certain non-deductible expenses.

Year ended December 31, 2023 compared to the year ended December 31, 2024

The following table sets forth information regarding Republic’s operating results for the year ended December 31, 2023 compared to the year ended December 31, 2024:

(in millions)	2023	2024	$ Variance	% Variance
Revenues	$1,429.1	$1,474.0	$44.9	3.1%
Operating expenses:
Wages and benefits	654.8	677.2	22.4	3.4
Aircraft and engine rent	6.1	3.6	(2.5)	(41.0)
Maintenance and repair	285.3	311.2	25.9	9.1
Depreciation and amortization	159.4	117.0	(42.4)	(26.6)
Other operating expense	188.2	228.0	39.8	21.1

Total operating expenses	1,293.8	1,337.0	43.2	3.3

Operating income	135.3	137.0	1.7	1.3
Total other expenses, net	(47.3)	(50.1)	(2.8)	5.9

Income before income taxes	88.0	86.9	(1.1)	(1.3)
Income tax expense	33.2	22.3	(10.9)	(32.8)

Net income	$54.8	$64.6	$9.8	17.9%

Net income % (2)	3.8%	94.4%	NM	0.5	pts
Adjusted EBITDA (1)	$294.7	$254.0	(40.7)	(13.8)%
Adjusted EBITDA % (1)	20.6%	17.2%	NM	(3.4	) pts
Adjusted EBITDAR (1)	$300.8	$257.6	(43.2)	(14.4)%
Adjusted EBITDAR % (1)	21.0%	17.5%	NM	(3.5	) pts

(1)

Adjusted EBITDA represents net income before interest expense, investment income, and other, net, income taxes, and depreciation and amortization expense. Adjusted EBITDAR represents net income before interest expense, investment income, and other, net, income taxes, depreciation and amortization expense, and aircraft and engine rent. Adjusted EBITDA % and Adjusted EBITDAR % are non-GAAP measures that represent Adjusted EBITDA and Adjusted EBITDAR, respectively, expressed as a percentage of revenues. Republic’s management uses these metrics, and Republic believes these metrics are also useful for investors to understand its financial performance.
(2)	Net income % is net income expressed as a percentage of revenues.

The following table presents the reconciliation of net income to Adjusted EBITDA and Adjusted EBITDAR for the periods presented below:

(in millions)	2023	2024
Net income	$54.8	$64.6
Plus:
Interest expense, net	49.1	57.7
Investment income and other, net	(1.8)	(7.6)
Income tax expense	33.2	22.3
Depreciation and amortization	159.4	117.0

Adjusted EBITDA	294.7	254.0
Plus:
Aircraft and engine rent	6.1	3.6

Adjusted EBITDAR	$300.8	$257.6

The following table summarizes certain operating data that Republic believes are useful indicators of its operating performance for the years ended December 31, 2023 and 2024. Republic’s management believes block hours, departures, and average daily utilization of each aircraft are its primary measures in evaluating aircraft production, incurrences of revenues and operating expenses, and efficiency of the Airline.

Operating Highlights	2023	2024	% Variance
Aircraft committed to Republic’s Partners operations at period end (1)	238	239	0.4%
Block hours (2)	561,905	591,677	5.3%
Departures	308,314	323,807	5.0%
Average daily utilization of each aircraft (hours) (3)	7.6	8.5	11.8%
Average length of aircraft haul (miles)	484	489	1.0%

(1)	Excludes one unallocated spare aircraft as of December 31, 2023.
(2)	Reflects hours of aircraft movement from gate to gate (including taxi time before takeoff and after landing) until the aircraft comes to rest at the next point of landing.
(3)

Reflects average daily utilization in block hours (aircraft movement from gate to gate, including taxi time) for the greater of actual in-service aircraft or minimum contracted scheduled aircraft, if applicable.

Revenues

Revenues increased $44.9 million, or 3.1%, from $1,429.1 million for the year ended December 31, 2023 compared to $1,474.0 million for the year ended December 31, 2024, primarily related to a $83.8 million (9.0%) increase in Carrier-Controlled Revenue year-over-year due in part to the increase in flying compared to the prior year. This includes a 5.3% increase in block hours, a 5.4% increase in flight hours, and a 5.0% increase in departures. This is offset by a $40.0 million, or 13.1% decrease in aircraft ownership revenue due to fleet changes that occurred throughout the year ended December 31, 2024.

Operating expenses

Wages and benefits expense increased $22.4 million, or 3.4%, from $654.8 million for the year ended December 31, 2023 to $677.2 million for the year ended December 31, 2024. The increase in wages and benefits expense is primarily due to the 5.3% increase in block hour production.

Maintenance and repair expense increased $25.9 million, or 9.1%, from $285.3 million for the year ended December 31, 2023 to $311.2 million for the year ended December 31, 2024. The increase in maintenance and repair expense is primarily due to the 5.3% increase in block hour production.

Depreciation and amortization expense decreased $42.4 million, or 26.6%, from $159.4 million for the year ended December 31, 2023 to $117.0 million for the year ended December 31, 2024. Effective January 1, 2024, Republic revised the estimated useful lives of regional jet aircraft, spare engines, and flight equipment from 22 years to 26 years in an effort to closely align with its expectation of utilization of the aircraft, including engine life limited parts replacement (“LLP”). The change in accounting estimate on the then-current fleet assets decreased depreciation and amortization expense by $50.5 million for the year ended December 31, 2024. This was offset by an increase in depreciation and amortization expense of $7.4 million due to the delivery of 11 and six new aircraft during the years ended December 31, 2023 and 2024 respectively, and further offset by additional deprecation for building assets put into service in the year ended December 31, 2024.

Other operating expense increased $39.8 million, or 21.1%, from $188.2 million for the year ended December 31, 2023 to $228.0 million for the year ended December 31, 2024. During the year ended December 31, 2023, Republic recognized a $11.4 million gain on the sale of six E175 aircraft compared to a $2.5 million gain on the sale of six E175 aircraft during the year ended December 31, 2024. This is coupled with a $10.2 million increase in professional fees and software costs, as well as a 5.3% increase in block hour production when compared to the year ended December 31, 2023.

Other expense, net

Other expense, net increased $2.8 million or 5.9% from $47.3 million for the year ended December 31, 2023 to $50.1 million for the year ended December 31, 2024, primarily due to a $8.6 million increase in overall interest expense resulting from obtaining secured borrowings on aircraft, engines, spare parts, and real estate during the years ended December 31, 2024. In addition, Republic recognized a reduction in the value of its EVE investments of $4.5 million. This is offset by an increase in gains on its marketable securities of $5.2 million, a decrease in Republic’s valuation of the CARES Act warrant of $1.5 million, and a decrease in the net losses on the extinguishment of debt of $3.8 million when compared to the year ended December 31, 2023.

Income tax expense

Republic recorded income tax expense of $33.2 million for the year ended December 31, 2023, compared to income tax expense of $22.3 million for the year ended December 31, 2024 at an effective tax rate of 37.7% and 25.7%, respectively. Republic’s effective tax rates differ from the Federal statutory rate of 21% primarily due to state income taxes, valuation allowances on state net operating losses, and certain non-deductible expenses. During the years ended December 31, 2023 and 2024, Republic’s effective state income tax rate increased due to increased operations in higher income tax jurisdictions, resulting in $12.2 million and $1.2 million of additional income tax expense, respectively.

Year ended December 31, 2022 compared to the year ended December 31, 2023

The following table sets forth information regarding Republic’s operating results for the year ended December 31, 2022 compared to the year ended December 31, 2023.

(in millions)	2022	2023	$ Variance	% Variance
Revenues	$1,327.2	$1,429.1	$101.9	7.7%
Operating expenses:
Wages and benefits	549.3	654.8	105.5	19.2
Aircraft and engine rent	8.1	6.1	(2.0)	(24.7)
Maintenance and repair	280.6	285.3	4.7	1.7
Depreciation and amortization	149.7	159.4	9.7	6.5
Other operating expense	207.2	188.2	(19.0)	(9.2)

Total operating expenses	1,194.9	1,293.8	98.9	8.3

Operating income	132.3	135.3	3.0	2.3
Total other expenses, net	(42.1)	(47.3)	(5.2)	12.4

Income before income taxes	90.2	88.0	(2.2)	(2.4)
Income tax expense	22.4	33.2	10.8	48.2

Net income	$67.8	$54.8	$(13.0)	(19.2)%

Net income % (2)	5.1%	3.8%	NM	(1.3	) pts
Adjusted EBITDA (1)	$282.0	$294.7	12.7	4.5%
Adjusted EBITDA % (1)	21.2%	20.6%	NM	(0.6	) pts
Adjusted EBITDAR (1)	$290.1	$300.8	10.7	3.7%
Adjusted EBITDAR % (1)	21.9%	21.0%	NM	(0.9	) pts

(1)

Adjusted EBITDA represents net income before interest expense, investment income, and other, net, income taxes, and depreciation and amortization expense. Adjusted EBITDAR represents net income before interest expense, investment income, and other, net, income taxes, depreciation and amortization expense, and aircraft and engine rent. Adjusted EBITDA % and Adjusted EBITDAR % are non-GAAP measures that represent Adjusted EBITDA and Adjusted EBITDAR, respectively, expressed as a percentage of revenues. Republic’s management uses these metrics, and Republic believes these metrics are also useful for investors to understand its financial performance.

(2)	Net income % is net income expressed as a percentage of revenues.

The following table presents the reconciliation of net income to Adjusted EBITDA and Adjusted EBITDAR for the periods presented below:

(in millions)	2022	2023
Net income	$67.8	$54.8
Plus:
Interest expense, net	40.6	49.1
Investment income and other, net	(1.5)	(1.6)
Income tax expense	22.4	33.2
Depreciation and amortization	149.7	159.4

Adjusted EBITDA	282.0	294.7
Plus:
Aircraft and engine rent	8.1	6.1

Adjusted EBITDAR	$290.1	$300.8

The following table summarizes certain operating data that Republic believes are useful indicators of its operating performance for the years ended December 31, 2022 and 2023. Republic’s management believes block hours, departures, and average daily utilization of each aircraft are its primary measures in evaluating aircraft production, incurrences of revenues and operating expenses, and efficiency of the Airline.

Operating Highlights	2022	2023	% Variance
Aircraft committed to Republic’s Partners operations at period end (1)	231	238	3.0%
Block hours (2)	598,417	561,905	(6.1)
Departures	316,357	308,314	(2.5)
Average daily utilization of each aircraft (hours) (3)	7.9	7.6	(3.8)
Average length of aircraft haul (miles)	513	484	(5.7)

(1)	Excludes one unallocated spare aircraft as of December 31, 2022 and 2023.
(2)	Reflects hours of aircraft movement from gate to gate (including taxi time before takeoff and after landing) until the aircraft comes to rest at the next point of landing.
(3)

Reflects average daily utilization in block hours (aircraft movement from gate to gate, including taxi time) for the greater of actual in-service aircraft or minimum contracted scheduled aircraft, if applicable.

Revenues

Revenues increased $101.9 million or 7.7% from $1,327.2 million for the year ended December 31, 2022 to $1,429.1 million for the year ended December 31, 2023, primarily due to increased variable reimbursements from Republic’s Partners which became effective in late 2022 to partially offset elevated pilot wage rates under the new CBAs reached in late 2022. This is offset by a decrease in revenues driven by the 6.1% decrease in block hour production compared to the year ended December 31, 2022.

Operating expenses

Wages and benefits expense increased $105.5 million or 19.2% from $549.3 million for the year ended December 31, 2022 to $654.8 million for the year ended December 31, 2023. The increase in wages and benefits expense is due to the CBAs reached with Republic’s pilot, flight attendant, and dispatcher labor groups during the fourth quarter of 2022, which significantly increased wages and other benefit costs by $91.8 million. This coupled with a $7.6 million increase in signing bonus for crew, as well as an increase in paid time off.

Aircraft and engine rent expense decreased $2.0 million or 24.7% from $8.1 million for the year ended December 31, 2022 to $6.1 million for the year ended December 31, 2023 as Republic entered into amendments related to five aircraft operating leases. Based on the terms under the amended agreements, such leases are accounted for as finance leases upon consummation of the related transactions. As such, Republic reclassified the leases from operating leases to finance leases, which decreased aircraft rent expense $1.6 million when compared to the year ended December 31, 2022. In addition, Republic converted eight engines to finance leases during the year ended December 31, 2023, which decreased engine rent by $0.4 million compared to the year ended December 31, 2022.

Maintenance and repair expense increased $4.7 million or 1.7% from $280.6 million for the year ended December 31, 2022 compared to $285.3 million for the year ended December 31, 2023 primarily due to an increase in event-based, scheduled maintenance and repair events of $3.8 million when compared to the year ended December 31, 2022.

Depreciation and amortization expense increased $9.7 million or 6.5% from $149.7 million for the year ended December 31, 2022 to $159.4 million for the year ended December 31, 2023. The increase is due to the delivery of 17 E175 aircraft since late 2022, which increased depreciation and amortization expense by $8.3 million when compared to the year ended December 31, 2022 and completion of the initial phase of Republic’s aviation campus that includes its training center and associate overnight accommodations that opened in March 2023, which increased depreciation and amortization expense by $4.7 million when compared to the year ended December 31, 2022. This is offset by the sale of six E175 aircraft during the first half of 2023 which decreased depreciation and amortization by $3.8 million when compared to the year ended December 31, 2022.

Other operating expense decreased $19.0 million or 9.2% from $207.2 million for the year ended December 31, 2022 to $188.2 million for the year ended December 31, 2023. The decrease was primarily due to the recognition of a $11.4 million gain from the sale of six E175 aircraft which occurred during the year ended December 31, 2023 coupled with an $8.5 million decrease in crew training hotel costs due to fewer new hires and utilization of the Brickyard Hotel at the Aviation Campus, slightly offset by increase in outside services due to increased legal fees and property related expenses.

Other expense, net

Other expense, net increased $5.2 million or 12.4% from $42.1 million for the year ended December 31, 2022 to $47.3 million for the year ended December 31, 2023, primarily due to a $8.5 million increase in overall interest expense resulting from obtaining secured borrowings on aircraft, engines, spare parts, and real estate during the year ended December 31, 2023. In addition, Republic recognized a net loss of $5.1 million from aircraft debt extinguishment related to the sale of six E175 aircraft to American Airlines during the year ended December 31, 2023. This was partially offset by an increase in investment income of $10.2 million.

Income tax expense

Republic recorded income tax expense of $22.4 million at a 24.8% effective tax rate for the year ended December 31, 2022 compared to income tax expense of $33.2 million at a 37.7% effective tax rate for the year ended December 31, 2023. Republic’s effective tax rates differ from statutory rates primarily due to state income taxes, valuation allowances on net operating losses, and certain non-deductible expenses. During the year ended December 31, 2023, Republic’s effective state income tax rate increased due to increased operations in higher income tax jurisdictions, resulting in $12.2 million of additional income tax expense.

Liquidity and Capital Resources

Republic requires cash to fund its operating expenses and working capital requirements, including outlays to fund capital expenditures, aircraft pre-delivery deposit payments, maintenance expenses, aircraft rent, and debt service obligations, including principal and interest payments. Republic’s cash needs vary from period to period, primarily based on the timing and costs of significant maintenance events and capital expenditures. Republic’s principal sources of liquidity are cash on hand and liquid investments, including investments in marketable securities, cash generated from operations, and funds raised from external borrowings. In the near term, Republic expects to fund its primary cash requirements through cash generated from operations, cash, and cash equivalents on hand (including its investments in marketable securities), and funds from new borrowings on aircraft deliveries and its aviation campus. There is no assurance that Republic will be successful in securing any additional liquidity from third-party creditors. Republic believes that cash flow from operating activities coupled with existing cash, cash equivalents, and marketable securities will be adequate to fund its operating and capital needs through at least the next 12 months.

As of June 30, 2025, Republic had a working capital deficit of $5.5 million. The airline industry is highly capital intensive due to the nature and financing methods for its fleet assets used to generate operating cash flows. If Republic fails to generate sufficient funds from operations to repay such obligations, it may need to raise capital through the issuance of equity or obtain or refinance borrowings to meet its existing obligations. There can be no assurance that such equity transactions or borrowings will be available or, if available, will be at terms, rates, or prices acceptable to Republic.

The following table summarizes Republic’s total cash and marketable securities as of December 31, 2024 and June 30, 2025 as well as its operating, investing, and financing cash flow activities for the six months ended June 30, 2024 and 2025:

(in millions)	December 31, 2024	June 30, 2025	$ Variance	% Variance
Cash, cash equivalents, and restricted cash	$131.9	$116.8	$(15.1)	(11.4)%
Marketable securities	191.5	196.8	5.3	2.8

Total	$323.4	$313.6	$(9.8)	(3.0)%

	Six Months Ended
(in millions)	June 30, 2024	June 30, 2025	$ Variance	% Variance
Net cash provided by operating activities	$78.0	$142.0	$64.0	82.1%
Net cash provided by (used in) investing activities	51.2	(199.8)	(251.0)	NM
Net cash (used in) provided by financing activities	(126.7)	42.7	169.4	NM

Six months ended June 30, 2024, compared to the six months ended June 30, 2025

Total cash, cash equivalents, restricted cash, and marketable security positions decreased $9.8 million or 3.0% from $323.4 million as of December 31, 2024 to $313.6 million as of June 30, 2025.

Net cash provided by operating activities increased $64.0 million or 82.1% from $78.0 million during the six months ended June 30, 2024 to $142.0 million during the six months ended June 30, 2025. The increase is attributable to changes in working capital accounts from the timing of collection of receivables and settlement of liabilities as well as an increase in income before income taxes.

Net cash provided by (used in) investing activities changed $251.0 million from $51.2 million net cash provided during the six months ended June 30, 2024 to $199.8 million net cash used during the six months ended June 30, 2025. The change is due to the purchase of $86.0 million in marketable securities, which is offset by the redemption of $125.3 million of marketable securities during the six months ended June 30, 2024, compared to the purchase of $94.2 million and the redemption of $92.5 million of marketable securities and investments during the six months ended June 30, 2025. Republic also sold six aircraft during the six months ended June 30, 2024 for proceeds of $82.2 million. Additionally, $127.8 million change is mainly due to the acquisition of one E175 regional aircraft during the six months ended June 30, 2024 compared to the acquisition of six E175 aircraft during the six months ended June 30, 2025.

Net cash (used in) provided by financing activities changed $169.4 million from $126.7 million net cash used during the six months ended June 30, 2024 to $42.7 million net cash provided during the six months ended June 30, 2025. During the six months ended June 30, 2024, Republic obtained new borrowings resulting in cash inflows of $28.5 million secured by the related aircraft and engines compared to new borrowings of $164.3 million during the six months ended June 30, 2025. This was offset by the accelerated payment and early debt extinguishment for aircraft-related notes of $36.2 million from the sale of six owned E175 aircraft during the six months ended June 30, 2024. The remaining change is due to increased debt payments.

Year ended December 31, 2023 compared to the year ended December 31, 2024

The following table summarizes Republic’s total cash and marketable securities as of December 31, 2023 and 2024, as well as its operating, investing, and financing cash flow activities for the years ended December 31, 2023 and 2024:

(in millions)	2023	2024	$ Variance	% Variance
Cash, cash equivalents, and restricted cash	$113.5	$131.9	$18.4	16.2%
Marketable securities	249.8	191.5	(58.3)	(23.3)

Total	$363.3	$323.4	$(39.9)	(11.0)%

(in millions)	2023	2024	$ Variance	% Variance
Net cash provided by operating activities	$329.2	$226.1	$(103.1)	(31.3)%
Net cash used in investing activities	(420.9)	(105.5)	315.4	(74.9)
Net cash provided by (used in) financing activities	107.1	(102.2)	(209.3)	NM

During the year ended December 31, 2024, total cash, cash equivalents, restricted cash, and marketable security positions decreased $39.9 million, or 11.0%, from $363.3 million as of December 31, 2023 to $323.4 million as of December 31, 2024.

Net cash provided by operating activities decreased $103.1 million, or 31.3%, from $329.2 million during the year ended December 31, 2023 to $226.1 million during the year ended December 31, 2024. The decrease is attributable to the decrease in earnings excluding non-cash expenses, coupled with changes in working capital accounts from the timing of collection of receivables and settlement of liabilities when compared to the year ended December 31, 2023.

Net cash used in investing activities decreased $315.4 million, or 74.9% from $420.9 million net cash used during the year ended December 31, 2023 to $105.5 million net cash used during the year ended December 31, 2024. Republic purchased $282.8 million and redeemed $120.0 million in marketable securities and investments during the year ended December 31, 2023, compared to purchases of $187.3 million and redemptions of $255.3 million in marketable securities and investments during the year ended December 31, 2024. Additionally, Republic acquired 13 E175 regional aircraft during the year ended December 31, 2023, compared to the acquisition six E175 regional aircraft during the year ended December 31, 2024.

Net cash provided by (used in) financing activities changed $209.3 million from $107.1 million net cash provided for the year ended December 31, 2023 compared to $102.2 million net cash used for the year ended December 31, 2024. During the year ended December 31, 2023, Republic obtained secured borrowings resulting in cash inflows of $476.6 million, compared to obtaining secured borrowings resulting in cash inflows of $177.3 million during the year ended December 31, 2024. This was offset by the accelerated payment and early debt extinguishment for aircraft-related notes of $101.0 million during the year ended December 31, 2023, compared to the accelerated payment and early debt extinguishment for aircraft-related notes of $37.4 million during the year ended December 31, 2024.

Year ended December 31, 2022 compared to the year ended December 31, 2023

(in millions)	2022	2023	$ Variance	% Variance
Cash, cash equivalents, and restricted cash	$98.1	$113.5	$15.4	15.7%
Marketable securities	83.9	249.8	165.9	197.7

Total	$182.0	$363.3	$181.3	99.6%

(in millions)	2022	2023	$ Variance	% Variance
Net cash provided by operating activities	$189.7	$329.2	$139.5	73.5%
Net cash used in investing activities	(137.0)	(420.9)	(283.9)	NM
Net cash (used in) provided by financing activities	(189.8)	107.1	296.9	NM

During the year ended December 31, 2023, total cash, cash equivalents, restricted cash, and marketable security positions increased $181.3 million or 99.6% to $363.3 million compared to $182.0 million as of December 31, 2022.

Net cash provided by operating activities increased $139.5 million or 73.5% from $189.7 million during the year ended December 31, 2022 to $329.2 million during the year ended December 31, 2023. The increase is attributable to changes in working capital accounts from the timing of collection of receivables and settlement of trade payables.

Net cash used in investing activities increased $283.9 million from $137.0 million net cash used during the year ended December 31, 2022 to $420.9 million net cash used during the year ended December 31, 2023. Republic purchased $98.9 million and redeemed $160.0 million in marketable securities and investments during the year ended December 31, 2022, compared to purchases of $282.8 million and redemptions of $120.0 million in marketable securities and investments during the year ended December 31, 2023. Additionally, Republic increased building costs by $102.2 million for the construction of its aviation campus and acquired 13 E175 regional aircraft during the year ended December 31, 2023, which is offset by the sale of six E175 aircraft.

Net cash (used in) provided by financing activities changed $296.9 million from $189.8 million used for the year ended December 31, 2022 to $107.1 million provided for the year ended December 31, 2023. During the year ended December 31, 2023, Republic obtained secured borrowings resulting in cash inflows of $476.6 million. This was offset by scheduled debt service payments and the accelerated payment and early debt extinguishment for secured aircraft borrowing notes of $101.0 million from the sale of six owned E175 aircraft during the year ended December 31, 2023.

Letters of Credit

As Republic enters new markets, increases the amount of maintenance space it leases, or adds leased aircraft, Republic is often required to provide airport authorities and lessors with letters of credit. Republic also provides letters of credit for its workers’ compensation insurance, construction activities, and student loans. As of December 31, 2024 and June 30, 2025, Republic had cash collateralized letters of credit totaling $21.4 million. Cash collateralized against its letters of credit is recorded in restricted cash on Republic’s consolidated balance sheets.

Aircraft and Other Leases

Republic’s lease obligations consist of aircraft, spare engines, flight training equipment, terminal space, operating facilities, and office space, which expire through 2034. All of Republic’s leases are classified as operating leases and finance leases with contractual terms extending up to nine years. For operating leases with terms greater than 12 months, Republic records an operating lease liability and the related right-of-use asset at the present value of remaining lease payments at the measurement date, taking into consideration rental escalation provisions, when applicable. Lease obligations expected to be paid within 12 months represent current maturities and are classified within the current portion of operating lease liabilities to Republic’s consolidated balance sheets. Lease obligations with expected repayment extending beyond 12 months are recorded to operating lease liabilities—less current portion to Republic’s consolidated balance sheets in Republic’s accompanying consolidated financial statements. Republic records its finance lease assets, current liability, and noncurrent liability to property and other equipment, net, current portion of long-term debt and finance leases, and long-term debt and finance leases—less current portion, respectively. Amortization of the finance lease asset is recorded to depreciation and amortization expense. The interest component of the lease payment is recorded to interest expense. With the exception of its CPAs and some operating facilities, Republic does not separate lease and non-lease contractual components. Provisions for residual value guarantees are not material. See Note 4, Leases, in Republic’s accompanying consolidated financial statements included elsewhere in this proxy statement/prospectus.

Components of operating and finance lease costs for the years ended December 31, 2022, 2023, and 2024, and the six months ended June 30, 2024 and 2025 are as follows:

	Years Ended			Six Months Ended
(in millions)	December 31, 2022	December 31, 2023	December 31, 2024	June 30, 2024	June 30, 2025
Operating lease cost	$28.0	$29.3	$24.5	$12.1	$10.5
Finance lease cost (1)	16.0	17.3	12.7	6.5	6.0
Variable and short-term lease cost	4.3	2.8	2.8	1.5	1.6

Total lease cost	$48.3	$49.4	$40.0	$20.1	$18.1

(1)	Finance lease costs include depreciation and amortization costs and interest costs.

Off-Balance Sheet Arrangements

Republic has guaranteed certain obligations of LIFT Academy and certain third parties related to LIFT Academy. Expected losses from guaranteed obligations are derived from total commitments outstanding to third parties coupled with the probability of repayment. Total guaranteed obligations as of June 30, 2025 were $21.0 million. Losses expected to be incurred from guaranteed obligations were $7.4 million as of June 30, 2025.

Commitments and Obligations

From time to time, Republic enters into purchase commitments for future aircraft and engine deliveries. Republic regularly makes pre-delivery deposit payments (“PDP”) to support aircraft and engines on order. PDPs are retained until scheduled aircraft or engine delivery occurs or when deposit amounts are no longer expected to be returned by the manufacturer. Interest costs associated with PDPs are capitalized as a portion of the overall historical cost of the related aircraft or engine and is depreciated over the estimated useful life of the asset. During the years ended December 31, 2022, 2023, 2024, and six months ended June 30, 2025, Republic recorded $0.5 million, $1.1 million, $1.6 million, and $1.2 million, respectively, in capitalized interest costs to property and other equipment, net, in Republic’s consolidated balance sheets.

The following table sets forth Republic’s future contractual obligations as of December 31, 2024:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligations	$956.5	$256.8	$218.5	$196.5	$284.7
Interest on debt obligations (1)	218.5	49.9	74.0	48.2	46.4
Operating lease obligations	164.9	20.7	41.2	38.4	64.6
Finance lease obligations	83.6	11.0	19.0	19.0	34.6
Aircraft and spare engines under purchase obligations	1,058.3	430.3	628.0	—	—
Aviation Campus purchase commitment	52.6	48.9	3.7	—	—

Total	$2,534.4	$817.6	$984.4	$302.1	$430.3

(1)	Interest calculated for fixed rate debt and estimated for variable rate debt based on current interest rates. 87.0% of Republic’s debt is fixed rate debt.

Republic has a commitment with Embraer to purchase 75 E175 aircraft, 35 of which were delivered and five of which were cancelled as of June 30, 2025. In April 2025, Republic and Embraer executed an amendment to the purchase agreement to conform to current economic conditions and extend the delivery schedule of certain committed aircraft. The remaining 35 aircraft are expected to be delivered between 2025 and 2028.

During the year ended December 31, 2023, Republic completed the initial phase of three phases of a new flight training campus and corporate headquarters in Carmel, Indiana (the “Aviation Campus”). The Aviation Campus includes a training center that will be used to perform substantially all of Republic’s training activities for pilots, flight attendants, maintenance technicians, and dispatchers, and houses eight full motion simulators along with flat panel simulators, cabin trainers, and classrooms. Additionally, the Aviation Campus includes overnight accommodations that will be used exclusively by Republic’s associates in training. During the year ended December 31, 2024, the second phase of the Aviation Campus was completed, including a parking garage. The third phase of construction for the Aviation Campus has commenced and is expected to be completed during the year ending December 31, 2025. During the years ended December 31, 2022, 2023, 2024, and six months ended June 30, 2025, Republic recorded $2.1 million, $1.3 million, $1.3 million, and $1.1 million respectively, in capitalized interest costs to property and other equipment, net, in Republic’s consolidated balance sheets.

Republic has long-term agreements relating to its maintenance costs associated with engines, auxiliary power units (“APUs”), avionics, and other aircraft equipment. The following agreements comprise Republic’s long-term maintenance agreements for various airframe and engine components as of June 30, 2025:

Maintenance agreements	Contract termination
Engines	December 2037
APUs	December 2034
Avionics	December 2029
Wheels and brakes	September 2030

Certain fixed agreements include a guaranteed minimum payment amount based on flight hours, departures, or other measures. Aggregate payments under long-term maintenance agreements were $149.1 million, $150.8 million, and $149.4 million for the years ended December 31, 2022, 2023, and 2024, respectively, and $74.4 million for the six months ended June 30, 2025.

Taxes

Republic recorded income tax expense of $22.4 million, $33.2 million, $22.3 million, and $22.8 million during the years ended December 31, 2022, 2023, 2024, and the six months ended June 30, 2025, at an effective tax rate of 24.8%, 37.7%, 25.7%, and 26.1%, respectively. Republic utilizes Federal NOLs against its current period taxable income. Republic’s NOL federal deferred tax assets are largely generated from the accelerated tax depreciation on aircraft and other significant asset acquisitions. Based on its expected utilization and expiration of its NOL deferred tax assets as well as anticipated aircraft deliveries, Republic does not expect to become a cash tax-paying entity for several years. See Note 12, Income Taxes, in Republic’s accompanying consolidated financial statements included elsewhere in this proxy statement/prospectus.

The One Big Beautiful Bill Act, enacted on July 4, 2025, has introduced changes to the United States federal tax laws. Republic estimates that the new legislation will not have a material impact to its income tax expense and deferred tax balances.

Qualitative Disclosure About Market Risk

Republic’s earnings and cash flows can be affected by changes in interest rates from interest expense on variable-rate debt instruments and interest income on marketable securities. The majority of Republic’s long-term debt portfolio is currently protected from this risk as 87% of its debt is at a fixed rate. Debt related to payroll support programs are fixed rate for five years from date of issuance. The effect to interest expense from increased market interest rates would be offset by interest income available to Republic on its marketable securities, therefore having a minimal impact to its results of operations.

Republic currently intends to finance the acquisition of aircraft and the Aviation Campus through third-party leases or secured borrowings. Changes in prevailing market interest rates may impact the actual cost to obtain financing on these assets. To the extent that Republic places these aircraft in service under its CPAs, its reimbursement rates may not be adjusted to reflect any changes in underlying ownership costs.

Republic has been and is subject to other market risks, including commodity price risk (such as, to a very limited extent, aircraft fuel prices); however, commodity price risks have not historically been material to its results of operations.

Inflation

Republic does not believe that inflation had a material effect on its business, financial condition, or results of operations in the past three years. If Republic’s costs were to become subject to significant inflationary pressures, it may not be able to fully offset such higher costs through price increases. Republic’s inability or failure to do so could adversely affect its business, financial condition, and results of operations.

Critical Accounting Policies and Estimates

The discussion and analysis of Republic’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Republic to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of its financial statements. Actual results may materially differ from these estimates under different assumptions and conditions.

Some of those estimates and judgments can be subjective and complex. Consequently, actual results could differ from those estimates. Republic considers an accounting estimate to be critical if: (i) the accounting estimate requires it to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and (ii) it reasonably could have used different estimates in the current period, or changes in these estimates are reasonably likely to occur from period to period as new information becomes available, and a change in these estimates would have a material impact on its financial condition, results of operations, or cash flows.

Republic continually evaluates the estimates and judgments used to prepare its consolidated financial statements. Its estimates are based on historical experience, information from third-party professionals, and various other assumptions that it believes are reasonable. There are other items within Republic’s financial statements that require estimation but are not deemed critical based on the criteria above. Changes in estimates used in these and other items could have a material impact on Republic’s financial statements in any one period.

Significant estimates include but are not limited to (i) estimated useful lives and residual values of aircraft and equipment and (ii) provision for income taxes. Actual results could materially differ from its initial estimates.

Estimated useful lives and residual values of aircraft and equipment — Republic records property and equipment at its historical cost, less accumulated depreciation, which is charged to expense on a straight-line basis over the estimated useful life of the related asset. Effective January 1, 2023, Republic’s management updated the residual value of training aircraft used at LIFT Academy from 25.0% to 50.0% to more closely align with the market data impacting similar vintage aircraft. The impact to depreciation and amortization expense for the year ended December 31, 2023 was not material.

Asset Class	Current Salvage Value Effective January 1, 2023 (% Historical Cost)	Previous Salvage Value Effective December 31, 2022 and Prior (Years)
Building	—	—
Regional jet aircraft	0.0% – 10.0%	0.0% – 10.0%
Training aircraft, engines, and flight equipment	0.0% – 50.0%	0.0% – 25.0%
Office equipment and leasehold improvements	—	—

Additionally, effective January 1, 2024, Republic adjusted the estimated useful life of certain aircraft, rotable spare parts, and engines from 22.0 to 26.0 years to more closely align with market data impacting Republic’s fleet usage pattern, including LLP. Estimated useful lives and residual values for each asset class are as follows:

Asset Class	Current Useful Life Effective January 1, 2024 (Years)	Previous Useful Life Effective December 31, 2023 and Prior (Years)
Building	39.0	39.0
Regional jet aircraft	26.0	22.0
Training aircraft, engines, and flight equipment	10.0 – 26.0	10.0 – 22.0
Office equipment and leasehold improvements	3.0 – 20.0	3.0 – 20.0

Income taxes — Republic has generated significant NOLs for U.S. federal income tax purposes primarily from accelerated depreciation on owned aircraft. As of June 30, 2025, Republic had estimated NOLs of approximately $260 million for U.S. federal income tax purposes, which begin to expire in 2025.

The future use of NOLs is limited to the extent that the utilization of deferred tax assets and other carry forwards becomes uncertain in future years. If such conditions exist, Republic will be required to record a valuation allowance for deferred tax assets not expected to be utilized at the time that it becomes more likely than not that it will generate sufficient taxable income to realize its NOL deferred tax assets and establish or adjust its valuation allowance if such conditions exist. In evaluating the likelihood of utilizing its net deferred income tax assets, significant judgments include Republic’s recent history of profitability, forecasts of its taxable income trends, and future impacts of taxable temporary differences.

In contemplation of all positive and negative evidence, Republic concluded that it is more likely than not that certain of its federal and state NOL deferred income tax assets will not be realized. As of June 30, 2025, Republic’s net deferred tax liability balance was $226.5 million, which includes a $36.4 million valuation allowance, primarily related to its NOLs with limited utilization available.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to Republic’s accompanying consolidated and condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

MANAGEMENT FOLLOWING THE MERGER

Directors and Executive Officers

The following table sets forth the names, ages, and positions of each of the individuals who are expected to serve as executives and directors of the Surviving Corporation as of September 29, 2025.

Name	Age	Position
Executive Officers:
David Grizzle	71	Chief Executive Officer and Chairman of the Board
Matthew J. Koscal	49	President and Chief Commercial Officer
Joseph P. Allman	54	Senior Vice President and Chief Financial Officer
Paul K. Kinstedt	64	Senior Vice President and Chief Operating Officer
Chad M. Pulley	45	Senior Vice President, General Counsel, and Secretary

Non-Employee Directors:
Ellen N. Artist	69	Director
Glenn S. Johnson	66	Director
Michael C. Lenz	61	Director
Ruth Okediji	56	Director
Barry W. Ridings	73	Director
James E. Sweetnam	73	Director

There are no family relationships among any of the Surviving Corporation’s executive officers and directors.

All of Mesa’s current directors, other than Ellen N. Artist, are expected to resign from their positions as directors of Mesa, effective as of the Effective Time.

In February 2016, Republic voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code and on April 30, 2017, Republic emerged from bankruptcy. Messrs. Allman, Kinstedt, and Koscal served as executive officers of Republic at that time.

Executive Officers

David Grizzle was appointed Chief Executive Officer of Republic in July 2025 and has served as the Chairman of Republic’s board of directors since May 2017 and through July 2025, as a member of Republic’s nominating and corporate governance committee. Since 2013, Mr. Grizzle has engaged as an aviation consultant through his firm Dazzle Partners. Mr. Grizzle previously served as Chief Operating Officer of the FAA’s Air Traffic Organization from 2011 to 2013 and as Chief Counsel of the FAA from 2009 to 2011. Prior to his time with the FAA, Mr. Grizzle was with Continental Airlines, Inc. and its affiliates for 22 years, retiring as the Senior Vice President of Customer Experience. In 2004, Mr. Grizzle served for 14 months with the U.S. Department of State in Kabul, Afghanistan as Attaché, Senior Advisor and Coordinator for Transportation and Infrastructure. Mr. Grizzle received an A.B. in Government from Harvard University and a J.D. from Harvard Law School.

Matthew J. Koscal has served as Republic’s President and Chief Commercial Officer since April 2025, and previously served as Republic’s Executive Vice President since 2022. Mr. Koscal joined Republic in April 2014 as Vice President of Human Resources. In 2015, he further assumed responsibility for labor relations and government affairs before serving as Senior Vice President and Chief Administrative Officer from 2016 to 2022. He has extensive experience creating value through commercial partnerships, leading complex negotiations and driving change initiatives. Mr. Koscal has been a leader for Republic’s workforce development initiatives, including the launch of LIFT Academy and structuring the airline’s strategic partnership with Cape Air in 2021. Mr. Koscal has also served as a director of Cape Air since June 2021. Before joining Republic, Mr. Koscal held various leadership positions in finance and commercial operations at Takeda Pharmaceutical Co., Roche

Diagnostics Corporation, and Abbott Laboratories. Mr. Koscal earned his bachelor’s degree in management from Purdue University and has completed executive training programs at the Wharton School of Executive Education and the Center for Creative Leadership.

Joseph P. Allman has served as Republic’s Senior Vice President and Chief Financial Officer since September 2015. In his capacity as Chief Financial Officer, Mr. Allman also has leadership responsibility of Republic’s supply chain and technology functions. Mr. Allman has extensive experience in aircraft financing and has an extensive background in the airline sector. Mr. Allman joined Republic in 2007 as Vice President and Corporate Controller and served as Vice President Finance Planning & Analysis and Treasurer from 2009 to 2015. Before joining Republic, Mr. Allman gained extensive experience applying his finance, accounting, and audit expertise to the transportation and utilities sectors at managing positions with Deloitte & Touche, LLP and London Witte Group LLC. Mr. Allman is a graduate of the U.S. Coast Guard Academy, where he earned a B.S. in management and subsequently served his active-duty commitment to the rank of Lieutenant.

Paul K. Kinstedt has served as Republic’s Senior Vice President and Chief Operating Officer since May 2017. Mr. Kinstedt served as Republic’s Senior Vice President of Operations and Acting Chief Operating Officer from 2015 to 2017 and as Vice President of Flight Operations from 2013 to 2015. From 2002 to 2013, Mr. Kinstedt served in roles as Vice President of System Operations Control and Director of Systems Operations Control for Chautauqua Airlines, one of Republic’s former wholly owned subsidiaries. Mr. Kinstedt received his bachelor’s degree in aviation science from Parks College of Saint Louis University and his M.B.A. degree from Illinois Benedictine College. He holds an aircraft dispatcher and commercial, multi-engine, and instrument pilot rating.

Chad M. Pulley has served as Republic’s Senior Vice President, General Counsel, and Secretary since January 2022. Mr. Pulley joined Republic as Associate General Counsel in July 2018 and transitioned to the role of Vice President, General Counsel and Secretary in November 2019. Prior to joining Republic, Mr. Pulley was Director, Legal Affairs for Carrier Global Corporation’s multi-billion-dollar North America Residential HVAC business. Mr. Pulley also served as Assistant General Counsel at Allegion plc and Corporate Counsel at Ingersoll-Rand plc. after starting his career as an associate at an Indianapolis law firm. Mr. Pulley earned his B.A. in Finance and Economics from Indiana University Indianapolis – Kelley School of Business and earned his J.D. from Indiana University Robert H. McKinney School of Law.

Non-Employee Directors

Ellen N. Artist has served as a member of Mesa’s board of directors since 2011. Ms. Artist has more than 35 years of experience in aviation finance as a bankruptcy trustee, financial advisory, financial principal and commercial lender. Ms. Artist has served as Principal of ENA Advisors since July 2005. Ms. Artist led the out-of-court restructuring of lease and loan obligations for both Independence Air and American Airlines, Inc. During the course of her career, Ms. Artist has been involved in more than $10 billion in aviation, debt, equity, and lease placements. Ms. Artist was formerly a founding partner at both The Seabury Group, LLC, from 1996 to 2002, and Sky Works Capital, LLC, from 2002 to 2005, two investment banking boutiques specializing in aviation activities. Other areas of expertise for Ms. Artist include claims resolution, trust accounting, litigation, and interaction with counsel. Ms. Artist is a graduate of Northwestern University with a B.A. in Economics and received an M.B.A. with distinction from New York University specializing in Finance and Accounting.

Glenn S. Johnson has served as a member of Republic’s board of directors since May 2017 and as a member of Republic’s nominating and corporate governance committee as well as the Chairman of Republic’s audit committee. Mr. Johnson served as President of Horizon Air Industries, Inc. from 2010 to 2014. Mr. Johnson also previously held various roles at Alaska Airlines Group, Inc. from 2003 to 2014, including as Executive Vice President Finance and Chief Information Officer from 2012 to 2014 and Executive Vice President Finance and Chief Financial Officer from 2008 to 2010. Mr. Johnson holds a B.B.A. in Business Administration and Accounting from University of Washington’s Foster School of Business.

Michael C. Lenz has served as a member of Republic’s board of directors since May 2025. Mr. Lenz previously served in numerous financial roles at FedEx Corp. from 2005 to 2023, including Vice President of Finance, Senior Vice President, Treasurer, and Executive Vice President and Chief Financial Officer. Previously, Mr. Lenz held various roles at American Airlines from 1994 to 2005. Mr. Lenz serves as the Board Chairman of Methodist LeBonheur Healthcare and on the Board of Visitors for the Duke University Pratt School of Engineering. Mr. Lenz obtained both a B.S. in Electrical Engineering & Computer Science and an M.B.A. from Duke University.

Ruth L. Okediji has served as a member of Republic’s board of directors since May 2023. Ms. Okediji has been a member of the faculty of Harvard Law School since 2017, where she currently serves as the Jeremiah Smith, Jr. Professor of Law and Co-Director of the Berkman Klein Center. While teaching as the Edith Gaylord Harper Presidential Professor of Law at the University of Oklahoma, a position she held from 1997 to 2002, Ms. Okediji served on the Oklahoma Public Employee Relations Board from 2002 to 2003 at the appointment of Governor Frank Keating. Her areas of expertise are labor and employee relations, technology regulation, and international data privacy. Ms. Okediji holds an LL.B. from University of Jos and an LLM and S.J.D. from Harvard Law School.

Barry W. Ridings has served as a member of Republic’s board of directors since May 2017 and is the chairman of Republic’s compensation committee. Mr. Ridings is a retired investment banker having spent nearly 50 years on Wall Street at Lazard Freres & Co. LLC where he held various roles from 1999 to 2015. Mr. Ridings serves as a director of Safehold Inc. (SAFE). Mr. Ridings is a board member of the Catholic Charities of the Archdiocese of New York. He is also a Senior Lecturer at the Cornell University Johnson Graduate School of Management. Mr. Ridings has an M.B.A. in Finance from Cornell University and a B.A. in Religion from Colgate University.

James E. Sweetnam has served as a member of Republic’s board of directors since May 2017 and as a member of Republic’s audit committee and nominating and corporate governance committee. Mr. Sweetnam was the former President and Chief Executive Officer of Dana Holding Corporation from 2009 to 2010 and Chief Executive Officer of the Truck Group at Eaton Corporation from 2001 to 2009. Mr. Sweetnam was in executive management at Cummins from 1987 to 1997, having served as Vice President, Cummins Engine Company and Group Managing Director of Holset Engineering Co. Ltd. Mr. Sweetnam currently serves as a Director of Aspen Aerogels Inc. and previously served as a board director at SunCoke Energy, Inc. from 2011 to 2021, where he was Chair of the compensation committee and Chair of the nominating and governance committee previous to that. He also served as a board director at Lubrizol Corporation, a specialty chemicals company, from 2007 to 2011 before it was acquired by Berkshire Hathaway. Mr. Sweetnam holds a B.S. from the United States Military Academy at West Point and an M.B.A. from Harvard Business School.

Composition of the Board following the Merger

After consummation of the Merger, the Surviving Corporation’s business and affairs will be managed under the direction of a board of directors. The number of directors will be fixed by the board of directors, subject to the terms of the Surviving Corporation’s amended and restated certificate of incorporation and amended and restated bylaws. The Surviving Corporation’s board of directors will initially be fixed at seven members, consisting of one member designated by Mesa and six members designated by Republic.

Newly created directorships, resulting from any increase in the number of authorized directors, or any vacancy occurring on the Surviving Corporation’s board of directors, may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by the sole remaining director or, if there are no directors, by the stockholders at a duly called special meeting in accordance with the DGCL, and directors so chosen shall hold office until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

The restrictions imposed by the Surviving Corporation’s amended and restated certificate of incorporation, federal law and DOT policy currently require that the Surviving Corporation’s president and at least two-thirds of the members of the Surviving Corporation’s Board and other managing officers be U.S. Citizens.

Director Independence

Of the foregoing directors named above, Ms. Artist, Mr. Johnson, Mr. Lenz, Ms. Okediji, Mr. Ridings, and Mr. Sweetnam are expected to qualify as “independent” under Nasdaq rules.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of the Surviving Corporation’s business and structure, the Surviving Corporation’s Board will focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies previously set forth. The Surviving Corporation believes that the nominated directors provide an appropriate mix of experience and skills relevant to the size and nature of its business. In particular, the members of the Board consider the following important characteristics, among others:

• Airline experience; • Labor experience; • Capital markets experience; • Government / public policy experience; • Financial acumen;	• Information technology / cybersecurity; • Compensation / human capital; • Strategy / mergers and acquisition; • Environmental health and safety;	• CEO; • Academic / education; • Legal; • Integrated supply chain.

Board Committees of the Surviving Corporation Following the Merger

After the consummation of the Merger, the Surviving Corporation’s Board will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. The Surviving Corporation’s Board may also establish, from time to time, any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by the Surviving Corporation’s Board. At least two-thirds of the members of each of the audit committee, compensation committee, and corporate governance committee must be U.S. Citizens.

Audit Committee

The Surviving Corporation’s audit committee (the “Audit Committee”) is expected to consist of Glenn S. Johnson, Michael C. Lenz, and James E. Sweetnam. Glenn S. Johnson is expected to serve as the chair of the Audit Committee and is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The Audit Committee will be responsible for, among other things:

•	selecting and hiring the Surviving Corporation’s auditors, and approving the audit and non-audit services to be performed by the Surviving Corporation’s auditors;

•	assisting the Surviving Corporation’s Board in evaluating the qualifications, performance, and independence of the Surviving Corporation’s auditors;

•	assisting the Surviving Corporation’s Board in monitoring the quality and integrity of Surviving Corporation’s financial statements and accounting and financial reporting;

•	assisting the Surviving Corporation’s Board in monitoring its compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of the Surviving Corporation’s internal control over financial reporting processes;

•	assisting the Surviving Corporation’s Board in monitoring the performance of the Surviving Corporation’s internal audit function;

•	reviewing with management and the Surviving Corporation’s auditors its annual and quarterly financial statements;

•

oversee the organization’s safety policies, practices, and programs, review and assess the effectiveness of the organization’s risk management framework, monitor significant risks, review safety and risk management strategies, review reports on safety incidents, evaluate insurance coverage, monitor compliance with laws, stay informed about emerging safety trends, and provide regular reports and recommendations;

•

establishing procedures for the receipt, retention, and treatment of complaints received by the Surviving Corporation regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by the Surviving Corporation’s employees of concerns regarding questionable accounting, or auditing matters; and

•	preparing the Audit Committee report that the rules and regulations of the SEC require to be included in the Surviving Corporation’s annual proxy statement.

Each member of the Audit Committee is expected to satisfy the applicable independence requirements under the Nasdaq listing standards and the independence standards of Rule 10A-3 of the Exchange Act.

Compensation Committee

The Surviving Corporation’s compensation committee (the “Compensation Committee”) is expected to consist of Michael C. Lenz, Ruth Okediji, and Barry W. Ridings, with Barry W. Ridings serving as chair. The Compensation Committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of Surviving Corporation’s CEO, evaluating Surviving Corporation’s CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving Surviving Corporation’s CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the Board with respect to, the compensation of Surviving Corporation’s other executive officers, including annual base salary, bonus, and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of Surviving Corporation’s directors;

•	reviewing and discussing annually with management Surviving Corporation’s “Compensation Discussion and Analysis” disclosures required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in Surviving Corporation’s annual proxy statement; and

•	reviewing and making recommendations with respect to Surviving Corporation’s equity compensation plans.

Each member of the Compensation Committee is expected to satisfy the applicable independence requirements under the Nasdaq listing standards and the independence standards of Rule 10C-1 of the Exchange Act.

Nominating and Corporate Governance Committee

The Surviving Corporation expects that its nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) will consist of Ruth Okediji, Jim Sweetnam, and Mike Lenz, with Ruth Okediji serving as chair. The Nominating and Corporate Governance Committee will be responsible for, among other things:

•	assisting the Board in identifying prospective director nominees and recommending nominees to the Board;

•	overseeing the evaluation of the Board and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of the Board.

Compensation Committee Interlocks and Insider Participation

None of the Surviving Corporation’s executive officers currently serve, or have served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers that are expected to serve as a member of the Surviving Corporation’s Board or Compensation Committee. None of the expected members of the Compensation Committee will be one of the Surviving Corporation’s executive officers or employees.

Risk Oversight and Cybersecurity

Effective risk oversight and cybersecurity are important priorities of the Board. Because risks are considered in virtually every business decision, the Board discusses risk throughout the year generally or in connection with specific proposed actions. The Board’s approach to risk oversight and cybersecurity includes understanding the critical risks in the Surviving Corporation’s business and strategy, evaluating the Surviving Corporation’s risk management and cybersecurity processes, allocating responsibilities for risk oversight and cybersecurity among the full Board, and fostering an appropriate culture of integrity and compliance with legal responsibilities. The Audit Committee has specific oversight and heightened focus on risk management and cybersecurity and regularly reports to the full Board with respect to these topics.

Code of Ethics

The Surviving Corporation intends to adopt a new Code of Business Conduct and Ethics that applies to all of the Surviving Corporation’s officers, directors, and employees, including the Surviving Corporation’s principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on the Surviving Corporation’s website. The Surviving Corporation’s Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. The Surviving Corporation will make any legally required disclosures regarding amendments to, or waivers of, provisions of code of ethics on its website. The information contained on, or accessible from, the Surviving Corporation’s website is not part of this prospectus by reference or otherwise.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE SURVIVING CORPORATION

The agreements described in this section, or forms of such agreements as they will be in effect at the time of the consummation of the Merger, are filed as exhibits to the registration statement of which this proxy statement/ prospectus forms a part, and the following descriptions are qualified by reference thereto.

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, with Republic’s and Mesa’s directors and executive officers, including those in the sections titled “Management Following the Merger,” “Republic Executive Compensation” and “The Merger,” the following is a description of each transaction involving Mesa since October 1, 2021, each transaction involving Republic since January 1, 2022 and each currently proposed transaction in which:

•	either Republic or Mesa has been or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Republic’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

in the case of Mesa, any of Mesa’s directors, executive officers or holders of more than 5% of Mesa’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest; and in the case of Republic or any of Republic’s directors, executive officers who will become directors or executive officers of the Surviving Corporation, or holders of more than 5% of Republic’s capital stock who will become holders of more than 5% of the Surviving Corporation’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Mesa Transactions

Mesa’s board of directors has a written policy and procedures for review and approval of transactions involving Mesa and “related persons” (which includes Mesa’s directors and executive officers or their immediate family members, or shareholders and their immediate family members owning 5% or more of Mesa common stock). The policy applies to any transaction in which Mesa is a participant and any related person that has a direct or indirect material interest, excluding transactions: (a) involving payment or reimbursement of expenses of the related person incurred in the ordinary course of the related person’s service as a director or officer of Mesa; (b) where the financial or compensatory arrangements are approved or ratified by Mesa’s board of directors; (c) where the related person’s interest arises (i) only from such person’s position as a director of a corporation or organization which is a party to the transaction; (ii) only from such person’s direct or indirect ownership of less than a 10% equity interest in another person (other than a partnership, limited liability company, trust, or similar entity) that is a party to the transaction; or (iii) from both such position and such ownership; (d) where the related person’s interest arises only from the ownership of a class of equity securities of Mesa and all holders of that class receive the same benefits on a pro rata basis; and (e) where an immediate family member’s interest arises from his or her status as an employee of a firm, corporation, or other entity for which he or she is not also an officer, director, general partner, or principal.

Mesa’s Audit Committee reviews and approves in advance all related person transactions. In determining whether to approve a related person transaction, Mesa’s Audit Committee looks to whether the related person transaction is on terms and conditions no less favorable to Mesa than may reasonably be expected in arm’s-length transactions with unrelated parties. Mesa’s Audit Committee will also consider such other factors as it may determine under the circumstances of a particular transaction.

Mesa’s Audit Committee is responsible for reviewing the material facts of all related person transactions, subject to the exceptions described above. Mesa’s Audit Committee will either approve or disapprove the entry into the related person transaction. If advance approval is not feasible, the transaction will be considered and, if

Mesa’s Audit Committee determines it to be appropriate, ratified at Mesa’s Audit Committee’s next regularly scheduled meeting. In determining whether to approve or ratify a transaction with a related person, Mesa’s Audit Committee will consider, among other factors that it determines to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Information relating to Mesa’s transactions with related persons is set forth immediately below.

Due to the nature of Mesa’s business, Mesa regularly transacts with its major partners, United Airlines and, formerly, American Airlines, in the ordinary course of business. Related person transactions are derived from passenger service under Mesa’s CPA with United Airlines and, formerly, its CPA with American Airlines. Mesa is also a party to a Second Amended and Restated Credit and Guaranty Agreement, as amended, pursuant to which Mesa has borrowed funds from United Airlines.

Except as set forth in the immediately preceding paragraph, since the beginning of the fiscal year ended September 30, 2024, and since the beginning of the fiscal year ended September 30, 2023, Mesa had no transactions pursuant to which Mesa was a participant in which the amount involved exceeded or will exceed $120,000, and in which any of Mesa’s directors, executive officers, or holders of more than 5% of Mesa capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Republic Transactions

Transactions with Republic’s Principal Stockholders

Due to the nature of Republic’s business, Republic regularly transacts with its Partners and Embraer in the ordinary course of business. Related person transactions are derived from passenger service under Republic’s CPAs, certain aircraft leasing arrangements and aircraft maintenance activities. For a description of the CPAs with Republic’s Partners, see “Republic’s Business—Capacity Purchase Agreements with Republic’s Partners” and for a discussion of the revenues generated under these CPAs, see “Republic Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

In addition, Republic makes aircraft, inventory, and rotable spare part purchases from Embraer, a related party. For a description of Republic’s commitments and obligations with Embraer, see “Republic Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Obligations” and “Republic’s Business—Flight Equipment.”

Substantially all of Republic’s revenues are derived from related parties during the years ended December 31, 2022, 2023, and 2024 and for the six months ended June 30, 2024 and 2025. Operating expenses incurred relate to interrupted trip expenses, maintenance expense, and employee benefits, among others. Amounts included in Republic’s consolidated balance sheets pertaining to related person transactions as of December 31, 2023 and 2024 and the unaudited condensed consolidated balance sheet as of June 30, 2025 are as follows:

Condensed Consolidated Balance Sheets (in millions)	As of December 31,		As of June 30,
	2023	2024	2025
Receivables	$22.8	$41.9	$52.9
Other non-current assets	25.2	35.0	32.2
Accounts payable and accrued liabilities	10.8	9.9	20.1
Other non-current liabilities	7.4	41.8	51.1

Amounts included in Republic’s consolidated statements of operations pertaining to related person transactions for the years ended December 31, 2022, 2023, and 2024 and the unaudited condensed consolidated statements of operations for the six months ended June 30, 2024 and 2025 are as follows:

Condensed Consolidated Statements of Operations (in millions)	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2024	2025
Revenues	$1,320.8	$1,417.3	$1,454.5	$704.4	$788.7
Maintenance and repair	26.8	31.2	43.2	21.5	18.4
Other operating expenses	1.6	(9.8)	(0.3)	1.3	0.8

In addition, Republic made aircraft, pre-delivery deposit payments, inventory, and rotable spare part purchases from Republic’s original equipment manufacturer, a related party, of $102.0 million, $294.8 million, and $168.2 million during the years ended December 31, 2022, 2023 and 2024, respectively, and $38.1 million and $148.8 million during the six months ended June 30, 2024 and 2025, respectively.

Three Party Agreement

On April 4, 2025, concurrently with the execution and delivery of the Merger Agreement, Mesa, Republic, and United Airlines, among other parties, entered into the Three Party Agreement, pursuant to which, among other things: (i) Mesa will take certain actions at or prior to the Closing to dispose of certain assets, extinguish certain liabilities and effectuate certain related transactions; (ii) United Airlines will take certain actions at or prior to the Closing to facilitate Mesa’s actions in the foregoing clause (i); (iii) Mesa, immediately following the Effective Time, will conduct the Escrow Issuance; and (iv) United Airlines will reimburse the Surviving Corporation for certain costs and expenses.

Concurrently with the execution and delivery of the Merger Agreement, Republic, and United Airlines entered into the CPA Side Letter which, among other things, provides for the respective obligations of United Arlines and Mesa to execute and deliver to each other, effective as of immediately following the Effective Time, the Go-Forward CPA.

For a more complete description of the Three Party Agreement, see “Agreements Related to the Merger – Three Party Agreement.”

Registration Rights Agreement

In connection with the Merger, Republic entered into a Registration Rights Agreement with the Major Shareholders, which will become effective upon the Closing and provide for customary “demand” registrations and “piggyback” registration rights. The Registration Rights Agreement also will provide that Republic will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. The Registration Rights Agreement will also contain a lock up provision whereby the Major Shareholders agree with Republic, subject to certain customary exceptions, not to dispose of any shares of the Surviving Corporation’s common stock during the period beginning on the date of the Closing of the Merger and continuing to and including the date that is one hundred eighty (180) days after the date of the Closing of the Merger without the consent of Republic.

Statement of Policy Regarding Transactions with Related Persons

The Board of the Surviving Corporation expects to adopt into a new written statement of policy regarding transactions with related persons, which is referred to as the “related person policy.” The Surviving Corporation’s related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to its general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by the Surviving Corporation under Item 404(a) of Regulation S-K in which it was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to the Surviving Corporation’s

Board. No related person transaction entered into following this offering will be executed without the approval or ratification of the Surviving Corporation’s Board or a duly authorized committee of its Board. It is expected to be the Surviving Corporation’s policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

The Surviving Corporation’s amended and restated bylaws will provide that the Surviving Corporation will indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions. In addition, the Surviving Corporation’s amended and restated certificate of incorporation will provide that its directors and officers will not be liable to the Surviving Corporation or its stockholders for monetary damages for breach of fiduciary duty as directors or officers to the fullest extent permitted by the DGCL. In connection with the consummation of the Merger, the Surviving Corporation expects to enter into indemnification agreements with each of its directors and certain executive officers, which will require the Surviving Corporation to indemnify those individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Surviving Corporation, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is no pending litigation or proceeding naming any of the Surviving Corporation’s directors or officers to which indemnification is being sought, and the Surviving Corporation is not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 4, 2025, Republic and Mesa (the “Parties”) entered into the Merger Agreement pursuant to which Republic will merge with and into Mesa. Upon closing of the Merger, the Surviving Corporation, to be renamed Republic Airways Holdings Inc., will be led by executive leadership of Republic. Republic will designate six of seven non-employee directors to the Surviving Corporation Board, while Mesa will designate one of seven non-employee directors. The Current Report on Form 8-K, filed by Mesa with the SEC on April 8, 2025, sets forth certain additional information regarding the Merger.

Upon effectiveness of the Merger, stockholders of Republic will hold an approximate 88% interest in the Surviving Corporation, and stockholders of Mesa will hold an approximate 6% interest in the Surviving Corporation with the ability to acquire additional equity interests up to 6% of the Surviving Corporation, totaling up to approximately 12% in the aggregate, contingent upon Mesa’s satisfaction of certain pre-closing criteria. Transactions contemplated by the Merger Agreement have not been consummated.

Concurrently with the execution and delivery of the Merger Agreement, Republic, Mesa, and United Airlines, among other parties, entered into the Three Party Agreement, pursuant to which, among other things: (i) Mesa will take certain actions at or prior to the closing of the Merger to dispose of certain assets, extinguish certain liabilities, and effectuate certain related transactions; (ii) United Airlines will take certain actions at or prior to the closing of the Merger to facilitate Mesa’s actions in the foregoing clause (i); (iii) Mesa, following the Closing (and in all events immediately following the Effective Time), will conduct the Escrow Issuance; and (iv) United Airlines will reimburse the Surviving Corporation for certain specified costs and expenses. See Note 1, Description of the Merger, to the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information and accompanying notes are prepared for illustrative purposes and are presented as of June 30, 2025 and with respect to the statement of operations, for the year ended September 30, 2024, and for the nine months ended June 30, 2025 based on and derived from the historical financial information of Republic and Mesa. The unaudited pro forma condensed combined financial information gives effect to the Merger as described in the Merger Agreement as of and for the periods then ended. Contingent actions set forth in the Three Party Agreement pertaining to certain asset dispositions provide for the backstopped funding by United Airlines in the event a buyer is not found or market conditions preclude a sale or transfer of these assets, which establishes a minimum transfer of economic value as set forth in Note 1, Description of the Merger. The following unaudited pro forma condensed combined financial information gives effect to such contingencies based on the status of asset purchase agreements as of June 30, 2025 expected to be consummated through completion of the Merger. The resolution of such contingent matters could give rise to a materially different outcome.

The following unaudited pro forma condensed combined statements of operations and related notes thereto give effect to the Merger as if it had occurred on October 1, 2023. The unaudited pro forma condensed combined financial information assumes that Republic and Mesa stockholders approve the Merger. The unaudited pro forma condensed combined balance sheet as of June 30, 2025 is presented as if the Merger had occurred on June 30, 2025. The historical consolidated financial information of Republic and Mesa has been adjusted in the unaudited pro forma condensed combined financial information to give effect to adjustments to reflect the accounting for the transaction in accordance with GAAP. Adjustments to the unaudited pro forma condensed combined financial information are based on available information, reasonable estimates, and assumptions described in the accompanying notes hereto that management believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial information does not include the effect of any potential capital transactions, such as a possible reverse stock split or capital raise, among others, as such events are incomplete, uncertain, and not a condition to closing of the Merger.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release

No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” in May 2020, which is herein referred to as “Article 11.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). It does not purport to present the results of operations or financial position, had the Merger occurred on the dates indicated, and is not intended to present the results of operations or financial position of the Surviving Corporation for any future period. In addition, the accompanying unaudited pro forma condensed combined statement of operations do not include any pro forma adjustments to reflect expected cost savings, synergies, or revenue enhancements which may be achievable as a result of the Merger.

The Merger is expected to be accounted for as a reverse acquisition under provisions of FASB ASC 805, Business Combinations using the acquisition method of accounting. Republic is designated the accounting acquiror and legal acquiree for financial reporting purposes on the basis that, immediately following consummation of the Merger, (i) stockholders of Republic will hold a substantial majority of the voting interest in the Surviving Corporation, (ii) Republic will designate six of seven non-employee director positions on the Surviving Corporation Board, and (iii) senior management of Republic will retain all named executive officer positions within the Surviving Corporation. The accounting for the Merger as a reverse acquisition results in the issuance and relinquishment of up to 12% of the pre-Merger voting interest in Republic as consideration in exchange for certain net assets of Mesa, which is measured at the acquisition date fair value of the consideration exchanged.

Upon closing of the Merger, the net assets of Mesa will be remeasured to fair value within the consolidated balance sheet of Republic, and the results of operations thereafter will be those of Republic. Republic expects to retain an approximate 88% equity interest in the Surviving Corporation. Currently, the analysis of the fair value of certain assets acquired and liabilities assumed is not available, and when completed, may differ materially from the results presented herein.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•

The historical financial statements of Mesa as of September 30, 2024 and 2023 and for the years ended September 30, 2024, 2023, and 2022 filed in its annual report on Form 10-K with the SEC on May 14, 2025 and included elsewhere in this proxy statement/prospectus;

•

Unaudited historical financial statements of Mesa as of June 30, 2025 and September 30, 2024 and for the nine months ended June 30, 2025 and 2024 filed in its quarterly report on Form 10-Q with the SEC on May 20, 2025 and included elsewhere in this proxy statement/prospectus;

•	The historical financial statements of Republic as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023, and 2024 included elsewhere in this proxy statement/prospectus;

•

Unaudited historical financial statements of Republic as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025 included elsewhere in this proxy statement/prospectus; and

•

Other information related to Mesa and Republic contained in this proxy statement/prospectus, including the disclosures contained in the sections titled “Mesa Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Republic Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and do not necessarily reflect what the combined financial condition or results of operations would have been had the Merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the Surviving Corporation. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and further analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2025

(In millions)

	Historical		Transaction Accounting Adjustments (Note 3)
	Republic	Mesa	Three Party Agreement		Merger		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95.4	$42.5	$(29.9)	C, D	$54.8	L	$162.8
Marketable securities	196.8	—	—		—		196.8
Inventory	65.2	16.2	(2.4)	C	—		79.0
Other current assets	107.0	14.4	—		—		121.4
Assets held for sale	—	60.3	(60.3)	C	—		—

Total current assets	464.4	133.4	(92.6)		54.8		560.0
Property and equipment, net	2,248.8	31.9	(4.2)	C	(10.2)	J	2,266.3
Goodwill	2.0	—	—		85.3	J	87.3
Deferred income taxes	—	—	5.6	M	—		5.6
Other non-current assets	195.9	13.3	—		—		209.2

TOTAL ASSETS	$2,911.1	$178.6	$(91.2)		$129.9		$3,128.4

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and finance leases	$234.6	$84.7	$(84.7)	D	$—		$234.6
Accrued expenses and other current liabilities	235.3	89.9	4.0	A, B, D	16.4	G	345.6

Total current liabilities	469.9	174.6	(80.7)		16.4		580.2
Long-term debt and finance leases – less current portion	824.4	28.2	(28.2)	D	—		824.4
Other non-current liabilities	207.2	16.5	(7.8)	B	—		215.9
Deferred income taxes	226.5	0.6	(0.6)	M	—		226.5

Total liabilities	1,728.0	219.9	(117.3)		16.4		1,847.0

COMMITMENTS AND CONTINGENCIES
MEZZANINE EQUITY	8.1	—	—		(8.1)	I	—
STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock	$—	$273.2	$—		$331.0	I, J, L	$604.2
Additional paid-in capital	478.0	—	—		(478.0)	I	—
Accumulated earnings (deficit)	697.0	(314.5)	26.1	A, B, C, D, I, M	268.6	I, G	677.2

Total stockholders’ equity (deficit)	1,175.0	(41.3)	26.1		121.6		1,281.4

TOTAL LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,911.1	$178.6	$(91.2)		$129.9		$3,128.4

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 30, 2025

(In millions, except share and per share amounts)

	Historical		Transaction Accounting Adjustments (Note 3)
	Republic	Mesa	Three Party Agreement		Merger		Pro Forma Combined
REVENUES	$1,185.2	$290.8	$—		$—		$1,476.0
OPERATING EXPENSES:
Wages and benefits	536.0	117.6	—		—		653.6
Aircraft and engine rent	0.9	3.0	—		—		3.9
Maintenance and repair	228.7	90.3	—		—		319.0
Depreciation and amortization	91.2	17.3	—		0.5	K	109.0
Asset impairment	—	111.8	—		—		111.8
Other	186.1	119.0	—		—		305.1

Total operating expenses	1,042.9	459.0	—		0.5		1,502.4
OPERATING INCOME (LOSS)	142.3	(168.2)	—		(0.5)		(26.4)

Total other (expense) income, net	(26.8)	10.0	10.8	E	—		(6.0)

INCOME (LOSS) BEFORE INCOME TAXES	115.5	(158.2)	10.8		(0.5)		(32.4)
INCOME TAX EXPENSE (BENEFIT)	29.0	(5.9)	2.5	H	(0.1)	H	(25.5)

NET INCOME (LOSS)	$86.5	$(152.3)	$8.3		$(0.4)		$(57.9)

Earnings per share:
Basic and diluted earnings per share		$(3.68)					$(0.08)	N
Basic and diluted shares outstanding (in thousands)		41,368					681,597	N

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2024

(In millions, except share and per share amounts)

	Historical		Transaction Accounting Adjustments (Note 3)
	Republic	Mesa	Three Party Agreement		Merger		Pro Forma Combined
REVENUES	$1,439.5	$476.4	$—		$—		$1,915.9
OPERATING EXPENSES:
Wages and benefits	651.1	199.2	10.5	A	3.5	O	864.3
Aircraft and engine rent	3.9	7.8	—		—		11.7
Maintenance and repair	309.3	116.0	—		8.4	F	433.7
Depreciation and amortization	128.9	40.0	—		1.7	K	170.6
Asset impairment	—	73.7	—		—		73.7
Other	215.0	105.5	—		16.4	G	336.9

Total operating expenses	1,308.2	542.2	10.5		30.0		1,890.9
OPERATING INCOME (LOSS)	131.3	(65.8)	(10.5)		(30.0)		25.0
Total other (expense) income, net	(60.3)	(24.7)	20.4	E	—		(64.6)

INCOME (LOSS) BEFORE INCOME TAXES	71.0	(90.5)	9.9		(30.0)		(39.6)
INCOME TAX EXPENSE (BENEFIT)	29.6	0.5	4.8	H	(3.3)	H	31.6

NET INCOME (LOSS)	$41.4	$(91.0)	$5.1		$(26.7)		$(71.2)

Earnings per share:
Basic and diluted earnings per share		$(2.21)					$(0.11)	N
Basic and diluted shares outstanding (in thousands)		41,137					675,663	N

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	DESCRIPTION OF THE MERGER

On April 4, 2025, the Parties entered into the Merger Agreement pursuant to which Republic will merge with and into Mesa. Upon closing of the Merger, the Surviving Corporation to be renamed Republic Airways Holdings Inc., will be led by executive leadership of Republic, and stockholders of Republic will collectively hold an approximate 88% interest in the Surviving Corporation and Mesa will hold an approximate 6% interest and, potentially, up to a 12% interest in the Surviving Corporation. Republic will designate six of seven non-employee directors to the Surviving Corporation Board, while Mesa will designate one of seven non-employee directors.

Further, at the Effective Time of the Merger, each share of Republic common stock, par value $0.001 per share, (excluding (i) shares to be cancelled pursuant to the Merger Agreement and (ii) any dissenting shares for which appraisal rights have been properly demanded in accordance with Delaware law) shall thereupon be converted into the right to receive 584.90 validly issued, fully paid and non-assessable shares of Mesa common stock par value $0.001 following the conversion of Mesa from a Nevada corporation to a Delaware corporation, with cash paid in lieu of any fractional shares. Immediately prior to the Effective Time, each outstanding RSU award in respect of shares of Republic common stock that has vested (or will become vested upon the Closing) will be cancelled and entitle the holder to shares of Republic common stock which will be converted into the right to receive 584.90 validly issued, fully paid, and non-assessable shares of Mesa common stock par value $0.001 following the conversion of Mesa from a Nevada corporation to a Delaware corporation. The Merger Consideration consists of all common stock and does not contemplate the exchange of cash consideration in connection with the Merger, except for cash paid in lieu of fractional shares. The Exchange Ratio gives effect to a post-Merger capitalization, which consists of an approximate 88% allocation to Republic pre-Merger stockholders, an approximate 6% allocation to Mesa pre-Merger stockholders with the incremental 6% allocation (the “Incremental Shares”) available for repayment of certain Mesa liabilities as enumerated in the Three Party Agreement described below for the settlement of final working capital amounts and unsettled obligations of Mesa.

Further, the Parties concurrently entered into the Three Party Agreement jointly with United Airlines to give effect to actions which facilitate an orderly wind down and disposition of certain assets, extinguishment of certain liabilities, and conditions not subject to the business combination and exchange of Merger Consideration. The Three Party Agreement provides for, among other things, the following actions to be completed at or prior to the closing of the Merger:

(i)	Termination of the United CPA among Mesa and United Airlines;

(ii)

Disposition by sale of certain Canadair Regional Jet (“CRJ”) aircraft, CRJ spare engines, an Embraer Regional Jet (“ERJ”) spare engine, and Boeing B-737 spare inventories, the proceeds of which are yet to be agreed in final form;

(iii)

Repayment of substantially all trade debts, long-term debts, and remaining liabilities of Mesa, utilizing the cash on hand and cash proceeds from asset sales set forth in item (ii) above. Upon depletion of Mesa cash applied for the full and final satisfaction of trade debts, long-term debts, and remaining liabilities, United Airlines shall (a) forgive the remaining obligations outstanding or (b) provide a one-time cash payment for funding at Merger closing sufficient to discharge any further amounts outstanding;

(iv)

Transfer of all Mesa rights and obligations related to its warrant and aircraft purchase agreements with Archer Aviation Inc. related to investments in, development of, and commitment for forward purchase of eVTOL aircraft to a third party, however, assignable to United Airlines to the extent a transfer cannot be otherwise be completed;

(v)

Extension of certain CPA terms between Mesa and United Airlines, including enhanced/increased rates retrospectively from January 2025 and extending through March 2026. The extension of such terms is contingent upon successful completion of the Merger, and enhance the ability of Mesa to discharge those debts set forth in item (iii), and will be terminated pursuant to item (i) concurrently with closing of the Merger; and

(vi)

Issuance of the Incremental Shares which constitute Mesa common stock, par value $0.001 following the conversion of Mesa from a Nevada corporation to a Delaware corporation, equivalent to approximately 6% of the issued and outstanding shares of Mesa common stock, which shares will (a) first become available to United Airlines in exchange for the forgiveness and repayment of certain debts and obligations of Mesa, referred to throughout this proxy statement/prospectus as the “Net Debt Amount;” (b) second, to the extent any of the remainder become available to the Surviving Corporation to repay certain liabilities, and (c) third, to the extent of any remainder, become available on a pro rata basis to stockholders of Mesa immediately prior to consummation of the Merger and merger-related agreements.

Further, subject to the closing of the Merger, Republic and United Airlines entered into a 10-year CPA to operate 60 E175 aircraft owned by United Airlines and operated by the Surviving Corporation.

The estimated number of shares that Mesa expects to issue giving effect to the Merger as Merger Consideration and in satisfaction of conditions set forth in the Three Party Agreement is as follows, giving effect to the Merger as if it were consummated on June 30, 2025. Amounts stated below do not give effect to any potential reverse stock split that may be deemed necessary by management and potentially effectuated prior to closing of the Merger.

Shares
Mesa common stock outstanding as of June 30, 2025	41,861,544
Issuance of Mesa RSUs at vesting concurrent with closing of Merger	940,260

Total Mesa common stock(1)	42,801,804

Republic common stock outstanding as of June 30, 2025	1,004,108
Shares of Republic RSUs issued and vested upon closing of Merger	69,163

Total Republic common stock(2)	1,073,271

Exchange Ratio	584.90
Resulting shares of Mesa common stock issued for Republic shares outstanding	627,756,208

Shares of common stock of Mesa before the application of the Three Party Agreement	670,558,012

Mesa common stock issued in accordance with the Three Party Agreement (6% of the total Mesa shares of common stock at closing of the Merger)	42,801,804

Total shares of Mesa common stock at closing of Merger	713,359,816

(1)	Prior to issuance of shares to effectuate closing of the Merger
(2)	Prior to exchange of shares to effectuate closing of the Merger

The following table depicts the ownership of the Surviving Corporation by Republic and Mesa on a pro forma basis as if the transaction had occurred on June 30, 2025, giving effect to the above share issuances:

	Republic	Mesa	Other (1)
Post-Merger ownership interest allocation	88.0%	6.0%	6.0%

(1)

Relates to share issuances in satisfaction of certain liabilities of Mesa on behalf of Mesa by United Airlines as set forth in the Three Party Agreement and is subject to final reconciliation within 60 days of Merger closing referred to throughout this proxy statement/prospectus as the Net Debt Amount Adjustment Resolution Period. Actions taken by Mesa through closing of the Merger to generate funds necessary to extinguish net working capital deficiencies could materially affect the ownership interest allocation among Mesa and United Airlines.

Because, among other things, the number of shares of Mesa common stock issuable to Republic’s stockholders is determined based on the capitalization of Republic and Mesa at closing of the Merger, Mesa stockholders cannot be assured of the exact number of shares that will be issued to or reserved for issuance to Republic stockholders when Mesa stockholders vote on the matters set forth in this proxy statement/prospectus. Mesa conducts a routine estimate of the Net Debt Amount monthly. Based on the estimated Net Debt Amount as of June 30, 2025, it is not probable that Escrow Shares will be issued to the Surviving Corporation. Accordingly, the ownership interests of the current shareholders of Republic in the Surviving Corporation is not expected to exceed 88%.

Under the reverse acquisition method of accounting for the Merger in accordance with ASC 805, Business Combinations, the fair value of purchase price consideration is reflected in the unaudited pro forma condensed combined financial information at the fair value of hypothetical stock issued to Mesa pre-Merger stockholders. Although Mesa is designated as the accounting acquiree and legal acquiror of the Merger, the fair value of Mesa’s stock price is more reliably measurable than the fair value of the relinquished equity interest of Republic, designated as the accounting acquiror and legal acquiree, as Republic prior to the Merger is privately-held, is not exchange traded, with inputs of fair value derived from unobservable methods, as defined in ASC 820, Fair Value Measurement.

Merger Consideration is estimated as follows based on Mesa as the accounting acquiree and legal acquiror retaining at least an approximate 6% interest in the combined company. Mesa, on the basis of contingent actions as set forth in the Three Party Agreement, may acquire up to an additional 6% interest in the combined company with the ability to acquire Incremental Shares. It is probable that the Incremental Shares will be exhausted and fully allocated to (i) United Airlines in full or in partial satisfaction of the Net Debt Amount and (ii) Mesa pre-Merger stockholders. The resulting outcome of the allocation of Incremental Shares between Mesa and United Airlines does not impact presentation of the unaudited pro forma condensed combined financial information. In all likelihood, no Incremental Share will remain available for allocation to Republic and are allocable only as recourse in the event that there are material omissions or misstatements to the Net Debt Amount, as calculated at closing of the Merger. Republic, therefore, estimates it is probable that it will retain an 88% interest in the Surviving Corporation.

Purchase price consideration (in millions, except share and per share amounts)
Effective issuance of shares transferred to Mesa pre-Merger stockholders as of June 30, 2025	41,861,544
Issuance of Mesa RSUs at vesting concurrent with closing of the Merger	940,260
Mesa common stock issued in accordance with the Three Party Agreement (1)	42,801,804

Total shares	85,603,608
Price per share at fair value (2)	$1.34

Merger Consideration at fair value	$114.7

(1)

Issued in connection with Escrow Shares as described elsewhere in this proxy statement/prospectus. Substantially all of the Incremental Shares are expected to be issued to United Airlines and Mesa pre-Merger stockholders, collectively, with no shares available to Republic pre-Merger stockholders based on the estimated Net Debt Amount that will be available at closing of the Merger.

(2)	Closing stock price of Mesa common stock as of September 26, 2025.

The final determination of the allocation of Incremental Shares among United Airlines, Mesa pre-Merger stockholders, and the Surviving Corporation will be completed in an expedient manner subsequent to the closing of the Merger and no later than 60 days following the Merger consummation (the Net Debt Adjustment Resolution Period). The final accounting will be determined based on the closing balance and calculated Net Debt Amount, as outlined in the Three Party Agreement.

The actual determination of consideration exchanged will be based on the fair market value of the combined company at closing as measured by the Mesa stock price upon closing of the Merger and could materially differ from the amounts reported herein. A 10% increase (decrease) to the Mesa price per share would increase (decrease) the purchase price per share by approximately $11.5 million.

2.	BASIS OF PRO FORMA PRESENTATION

The accompanying unaudited pro forma condensed combined financial information includes the accounts of Republic and Mesa, and each of their subsidiaries and have been derived from the historical consolidated financial statements of Republic and Mesa. Certain financial statement line items included in the historical financial statements have been disaggregated, condensed, or reclassified to consistently conform to the historical presentation of Republic as follows:

	Year Ended September 30, 2024		Nine Months Ended June 30, 2025
Reclassification Adjustments	Historical Reported	Reclassified, Pro Forma	Historical Reported	Reclassified, Pro Forma
Flight operations	$184.5	$—	$108.1	$—
Wages and benefits	—	199.2	—	117.6
Maintenance and repair	184.7	116.0	131.5	90.3
Other	51.5	105.5	87.4	119.1

Total	$420.7	$420.7	$327.0	$327.0

Certain financial statement line items contained in the historical consolidated financial statements of Republic and Mesa, as described in the notes to the unaudited pro forma condensed combined financial information, were condensed within the accompanying unaudited pro forma condensed combined financial information, as permitted by Article 11, as follows:

Balance Sheet

Pro Forma Condensed Combined Balance Sheet Line Item	Historical Republic Balance Sheet Line Items Included	Historical Mesa Balance Sheet Line Items Included
Other current assets	Restricted cash Receivables, net Receivables – related parties Prepaid expenses and other current assets	Restricted cash Receivables, net Prepaid expenses and other current assets

Other non-current assets	Operating lease right-of-use assets Other non-current assets Other non-current assets – related parties	Operating lease right-of-use assets Lease and equipment deposits Other assets

Accrued expenses and other current liabilities	Current portion of operating lease liabilities Accounts payable Accrued liabilities Accounts payable and accrued liabilities – related parties	Current portion of deferred revenue Current maturities of operating leases Accounts payable Accrued compensation Customer deposits Other accrued expenses
Other non-current liabilities	Operating lease liabilities – less current portion Other non-current liabilities Other non-current liabilities – related parties	Noncurrent operating lease liabilities Deferred revenue, net of current portion Other noncurrent liabilities

Statement of Operations

Pro Forma Condensed Combined Statement of Operations Line Item	Historical Republic Statement of Operations Line Items Included	Historical Mesa Statement of Operations Line Items Included
Other (expense) income, net	Investment income and other, net Interest expense	Interest expense Interest income Gain on investments Unrealized loss on investments, net Other income (expense), net Gain on debt forgiveness

Accounting Policy Review

Republic has conducted a preliminary review of the accounting policies of Mesa. Adjustments to conform the accounting policies of Republic and Mesa to the accounting policies expected to be adopted by the Surviving Corporation have been given effect in the unaudited pro forma condensed combined financial information. Final assessment of these matters could materially differ from those preliminarily presented herein.

Republic measures its fiscal year on a calendar basis ending on December 31, while Mesa operates for accounting and financial reporting purposes on a fiscal year ending on September 30. The unaudited pro forma condensed combined financial information was compiled to present Republic and Mesa concurrently on the fiscal reporting period of Mesa ending on September 30, whereby the historical financial records of Republic were adjusted to consistently conform.

Mesa adopted the fiscal reporting period of Republic ending on December 31, on September 29, 2025, which became effective on January 1, 2025.

The following unaudited pro forma condensed combined balance sheet is derived from (i) the historical unaudited condensed consolidated balance sheet of Republic as of June 30, 2025 and (ii) the historical unaudited condensed consolidated balance sheet of Mesa as of June 30, 2025. The following unaudited pro forma condensed combined statements of operations is derived from (i) the historical audited consolidated financial statements of Republic for the years ended December 31, 2023 and 2024 and the historical unaudited condensed consolidated financial statements of Republic for the six months ended June 30, 2025, and (ii) the historical audited consolidated financial statements of Mesa for the year ended September 30, 2024 and the historical unaudited condensed consolidated financial statements of Mesa for the nine months ended June 30, 2025. The conforming periods of Republic are reconciled as follows:

Republic	[1] Year Ended December 31, 2023	[2] Nine Months Ended September 30, 2023	[3] Nine Months Ended September 30, 2024	[1]-[2]+[3] Year Ended September 30, 2024
REVENUES	$1,429.1	$1,078.8	$1,089.2	$1,439.5
NET INCOME	54.8	56.0	42.6	41.4

Republic	[4] Year Ended December 31, 2024	[5] Nine Months Ended September 30, 2024	[6] Six Months Ended June 30, 2025	[4]-[5]+[6] Nine Months Ended June 30, 2025
REVENUES	$1,474.0	$1,089.2	$800.4	$1,185.2
NET INCOME	64.6	42.6	64.5	86.5

3.	PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial information gives effect to the following adjustments that depict transaction accounting adjustments of the Merger. Management’s Adjustments as defined in Article 11 under Regulation S-X of the SEC have not been elected for presentation herein.

The pro forma adjustments are based on preliminary estimates and could be subject to further revision. Amounts presented herein could materially change as additional information (including final transaction accounting) is obtained and after giving effect to any potential reverse stock split that may be effectuated prior to the closing of the Merger, additional offering proceeds obtained, and the resolution of contingencies from the completion or non-completion of pre-closing actions set forth in the Three Party Agreement.

In addition to the adjustments reflected in the pro forma financial statements, but not reflected herein, certain actions taken by Mesa prior to closing of the Merger, such as obtaining sale agreements at more favorable terms than presently available in the marketplace, including pricing terms, for the disposal of held for sale aircraft, engines, and spare parts could result in proceeds of up to an additional $10-15 million, which thereby reduce the expected required cash funding of United Airlines on a dollar-for-dollar basis. There is uncertainty inherent to such actions, as the expected sale price of certain planned aircraft, engine, and spare parts dispositions have not yet been agreed in final form. Asset dispositions of this nature, pursuant to the Three Party Agreement, shall be completed at or prior to closing of the Merger.

Three Party Agreement

The pre-closing conditions set forth in the Three Party Agreement require that Mesa shall record to accrued expenses and other current assets, professional fees expected to be incurred in connection with the Merger, which consists primarily of adviser and legal fees. Such remaining unaccrued fees, estimated at $3.4 million, are not reflected as Transaction Adjustments to the unaudited pro forma condensed combined financial statements in order to comply with Article 11 of Regulation S-X of the SEC, as these represent transaction costs incurred by the accounting acquiree.

A – To record aggregate accrued compensation and wages and benefits expense not yet reflected in historical financial statements of $10.5 million related to Mesa executive compensation, including severance and consultancy arrangements, as needed, although Republic named executive officers (“NEO”) will replace the equivalent NEO of Mesa, which results in an increase to accrued expenses and other current liabilities and an increase to accumulated earnings (deficit) in the unaudited pro forma condensed combined balance sheet.

B – To reflect the reversal of deferred revenue contract liabilities of $13.3 million associated with the pre-Merger CPA among Mesa and United Airlines upon termination of the CPA at consummation of the Merger as a decrease to accrued expenses and other current liabilities of $5.5 million; a decrease to other non-current liabilities of $7.8 million; and an increase to accumulated earnings (deficit) of $13.3 million in the unaudited pro forma condensed combined balance sheet.

C – To reflect the disposition of certain Mesa aircraft, equipment, and spare parts classified as Qualifying Agreements. Asset sale proceeds were determined based on Qualifying Agreements with third-party entities for the purchase of spare engines, airframes, and certain ERJ rotables that were in place at the time of issuance of this report. Proceeds for the sale of assets under Qualifying Agreements are used to repay certain notes payable (See Note E) and could materially differ from those presented herein, subject to the successful closing of such agreements prior to closing of the Merger.

Additionally, to reflect the disposition of certain CRJ and ERJ aircraft spare parts, including expendables inventory and rotable property and equipment, proceeds were recognized per a pre-determined price, as stipulated in the Three Party Agreement.

The adjustments result in an increase to cash and cash equivalents of $51.1 million; a decrease to assets held for sale of $60.3 million, a decrease to property and equipment, net of $4.2 million, a decrease to inventory of $2.4 million, and a decrease accumulated earnings (deficit) of $15.9 million in the unaudited pro forma condensed combined balance sheet. Related to the notes payable, Mesa extinguished $81.0 million with cash on hand after proceeds from assets sales of $12.5 million. Should Mesa be unable to complete the Qualifying Agreements as contemplated prior to closing, any shortfall relating to the outstanding notes payable would be expected to be funded by United Airlines at closing in conjunction with the working capital shortfall. The expected cash funding by United Airlines has been determined based on the status of contingent matters as described in the Three Party Agreement as the contractual minimum economic value available to Mesa as of June 30, 2025.

D – To reflect the repayment of certain secured debt facilities of Mesa prior to closing of the Merger as a pre-closing condition as set forth in the Three Party Agreement. The related obligations total $113.0 million, net of deferred financing costs of $0.8 million, plus accrued interest of $1.0 million. The adjustment results in a decrease to the current portion of long-term debt and finance leases of $84.7 million, a decrease to accrued expenses and other current liabilities of $1.0 million, a decrease to long-term debt and finance leases – less current portion of $28.2 million and an increase to accumulated earnings (deficit) of $33.0 million from the gain on debt extinguishment.

E – To reflect the elimination of interest expense related to certain long-term debt owed by Mesa that will be extinguished as pre-closing conditions set forth in the Three Party Agreement. Interest expense eliminated during the periods includes $20.4 million for the year ended September 30, 2024 and $10.8 million for the nine months ended June 30, 2025.

Merger

F – To record maintenance expense of $8.4 million to the year ended September 30, 2024 to reflect the recognition of expense related to deferred heavy maintenance of ERJ aircraft historically accounted for by Mesa under the deferral method to conform with the historical presentation and accounting policies of Republic under the direct expense method.

G – To reflect estimated Republic transaction-related costs of $16.4 million expected to be incurred after consummation of the Merger resulting in an increase to accrued expenses and other current liabilities and a decrease to accumulated earnings (deficit) in the unaudited pro forma condensed combined financial information and recognition of estimated Republic transaction-related costs of $16.4 million resulting in an increase to other operating expenses and a decrease to net income (loss).

H – To record the income tax effect of pro forma pre-tax adjustments, as applicable, based on the estimated statutory tax rate of 23.53% for Mesa and 24.75% for Republic. Adjustments result in a decrease to income tax expense (benefit) for tax deductible items, which include maintenance and repair expense, depreciation and amortization expense, and interest expense. Non-deductible items were excluded from the adjustments to income tax expense (benefit), which include executive compensation of $10.5 million and transaction costs of $16.4 million, for the year ended September 30, 2024.

I – To record the following equity transactions:

(i)	Issuance of additional Republic RSU awards through the date of the consummation of the Merger.

(ii)	Issuance and conversion of RSUs of Republic to common stock upon satisfaction of the underlying vesting condition of the awards, which is consummation of the Merger.

(iii)	Issuance of Mesa common stock upon satisfaction of the underlying vesting condition of the awards, which is consummation of the Merger.

(iv)

Exchange of Republic common stock, par value $0.001, for common stock of Mesa at the presumed Exchange Ratio and reclassification of Republic additional paid-in capital upon conversion of securities having no par value.

(v)

Issuance of Mesa common stock in exchange for the extinguishment of certain debts and other obligations of Mesa on behalf of Mesa as set forth in the Three Party Agreement. The expected cash funding of United Airlines is determined on the basis of the status of contingent matters as described in the Three Party Agreement as the contractual minimum economic value available to Mesa as of June 30, 2025.

(vi)	Cumulative effects of pro forma balance sheet adjustments.

(vii)	The elimination of Mesa historical equity after giving effect to pro forma presentation as described herein.

	Mezzanine Equity		Common Stock
	Republic		Republic		Mesa
(in millions, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholders’ Equity
Issuance of Republic RSU awards through Merger closing(i)	11,727	$3.4	—	$—	—	$—	$—	$—	$—
Conversion of Republic RSUs to Republic common stock upon closing of Merger (vesting condition)(ii)	(35,710)	$(11.5)	35,710	—	—	—	11.5	—	11.5
Issuance of Mesa RSUs upon closing of Merger (vesting condition) (iii)	—	—	—	—	940,260	—	—	—	—
Exchange of Republic outstanding common stock for Mesa common stock(iv)	—	—	(1,073,271)	—	627,756,208	489.5	(489.5)	—	—
Issuance of Mesa common stock for in exchange for satisfaction of certain liabilities (v)	—	—	—	—	42,801,804	54.8	—	—	54.8
Cumulative effect of pro forma adjustments (vi)			—	—	—	—	—	26.1	26.1
Elimination of Mesa historical equity (vii)			—	—	—	(213.3)	—	268.6	55.3

Total Adjustment	(23,983)	$(8.1)	(1,037,561)	$—	671,498,272	$331.0	$(478.0)	$294.7	$147.7

J – To give effect to the preliminary purchase price allocation for consideration exchanged of $114.7 million. The preliminary purchase price allocation is not yet complete, and when complete, could result in a materially different outcome

Mesa Historical Balance Sheet		Transaction Adjustments	Purchase Accounting		Pro Forma Adjusted
Net Assets Acquired:
Cash	$42.5	$24.9	$—		$67.4
Inventory	16.2	(2.4)	—		13.8
Other current assets	14.4	—	—		14.4
Assets held for sale	60.3	(60.3)	—		—
Property and equipment, net	31.9	(4.2)	(10.2)	a	17.5
Deferred income taxes	—	5.6	—		5.6
Goodwill	—	—	85.3	b	85.3
Other non-current assets	13.3	—	—		13.3

Total assets acquired	178.6	(36.4)	75.1		217.3

Liabilities Assumed:
Current portion of long-term debt and finance leases	$84.7	$(84.7)	$—		$—
Accounts payable	50.1	—	—		50.1
Accruals & other current liabilities	39.8	4.0	—		43.8
Long-term debt and finance leases—less current portion	28.2	(28.2)	—		—
Other long-term liabilities	16.5	(7.8)	—		8.7
Deferred income taxes	0.6	(0.6)	—		—

Total liabilities assumed	219.9	(117.3)	—		102.6

Net assets acquired	$(41.3)	$80.9	$75.1		$114.7

a – Represents expected write-down to net book value of property and equipment, net, of ERJ rotables, spare parts, and training aircraft.

b – Represents the assignment of goodwill, which is the estimated excess of consideration exchanged in the Merger over the fair value of the net assets acquired in the Merger. The merger is expected to generate goodwill primarily from the acquisition of the assembled workforce of Mesa, which is composed largely of flight crews and technicians who are highly trained on the Mesa aircraft fleet. The assembled workforce is not designated as a separately identifiable intangible asset and is accordingly classified as goodwill. Republic expects to realize synergies from scaling of the fleet on a combined basis and elimination of duplicate overheads. Synergies of this nature have not been reflected in the unaudited pro forma condensed combined financial information.

K – To reflect additional depreciation and amortization expense of $0.5 million in the nine months ended June 30, 2025 and $1.7 million in the 12 months ended September 30, 2024 to conform with the historical accounting policy of Republic of ERJ aircraft on a straight-line basis over 26 years with a 10% salvage value compared to Mesa’s policy which depreciates ERJ aircraft on a straight-line basis over 25 years with a 20% salvage value.

L – To reflect cash funding requirement at transaction closing by United Airlines to restore working capital deficit resulting in the exchange of cash for up to a 6% interest in the Surviving Corporation. Adjustment results in increase to cash and cash equivalents of $54.8 million and common stock, no par value. The expected cash funding by United Airlines is determined on the basis of the status of contingent matters as described in the Three Party Agreement as the contractual minimum economic value available to Mesa as of June 30, 2025.

M – To reflect the tax attributes of the disposition of certain Mesa aircraft, equipment, and spares parts classified as Qualifying Agreements. The adjustments result in the creation of a deferred income tax asset (“DTA”) of $5.6 million, a reduction to the existing deferred tax liability of $0.6 million, and an increase to accumulated earnings (deficit) of $6.2 million, subject to further examination of NOL limitations imposed by Section 382 of the Internal Revenue Code. The DTA expected to be generated from sales of assets subject to Qualifying Agreements is limited by the underlying market capitalization of Mesa at closing of the Merger. The DTA reflected in the unaudited pro forma condensed combined financial information was determined using the market capitalization of Mesa as of September 26, 2025. The actual DTA generated at closing of the Merger could materially differ.

N – The pro forma combined basic and diluted loss per share have been adjusted to reflect the pro forma net loss for the year ended September 30, 2024 and the nine months ended June 30, 2025. In addition, the weighted average shares outstanding for the periods presented have been adjusted to give effect to the expected issuance of Mesa common stock in connection with the Merger as described in Note I, Description of the Merger, to the unaudited pro forma condensed combined financial information. As the Surviving Corporation is in a net loss position, any adjustment for potentially dilutive shares would be anti-dilutive, and as such basic and diluted loss per share are the same. The following table presents the calculation of the pro forma weighted average number of common stock outstanding for basic and diluted earnings per share computations.

In thousands of shares	Year ended September 30, 2024	Nine months ended June 30, 2025
Weighted average common shares outstanding, Mesa	41,137	41,333
Weighted average RSUs (vested), Mesa (1)	745	975
Weighted average common shares outstanding, Republic (2)	586,447	586,732
Weighted average RSUs (vested), Republic (1)(2)	5,657	11,165
Three Party Agreement issuance requirement (3)	41,677	41,677

Total	675,663	681,882

(1)	RSU reflects existing vesting conditions of specified agreements along with the effect of the Merger on those RSUs (if any) had it been consummated on October 1, 2023.
(2)	Reflects outstanding shares of Republic common stock multiplied by the agreed upon Exchange Ratio of 584.90.
(3)	Issuance of additional shares as required in the Three Party Agreement.

O – To reflect additional stock compensation expense from incremental RSUs issued to Republic management upon closing of the Merger. Total expense attributed to the additional RSUs is an estimated $3.5 million, recognized at the consummation of the transaction. As a result, the unaudited pro forma condensed combined financial information reflects $3.5 million of expense related to the year ended September 30, 2024.

Other Items

The unaudited pro forma condensed combined pro forma financial information includes the result of actions taken by Mesa and Republic in historical periods concurrent with the ongoing negotiation, formation, and documentation of the Merger. These actions are non-recurring, one-time items which the Surviving Corporation does not expect to incur on an ongoing basis and are not representative of the operational results of the Surviving Corporation had the transaction been effective on October 1, 2023 and all pre-closing terms and conditions of the Merger were satisfied.

Non-recurring, one-time items include fees incurred directly in relation to the Merger and other one-time costs resulting from actions taken to satisfy pre-closing and closing conditions set forth in the Three Party Agreement. Asset impairment and the loss on sale of assets, net line items include charges related to the disposals of CRJ and ERJ airframes and related equipment. Transaction-specific, one-time professional fees include third party fees incurred in relation to the Merger and these other non-routine transactions.

	Year ended September 30, 2024		Nine months ended June 30, 2025
	Republic	Mesa	Republic	Mesa
Asset impairment	$—	$73.7	$—	$51.1
Loss on sale of assets, net	—	2.1	—	118.8
Transaction-specific professional fees	3.3	4.6	6.2	6.8
Other one-time adjustments, net	—	2.4	—	(21.6)

Total	$3.3	$82.8	$6.2	$155.1

DESCRIPTION OF MESA CAPITAL STOCK

The following summary of the terms of Mesa capital stock is based upon Mesa’s Second Amended and Restated Articles of Incorporation (the “Mesa Charter”) and Mesa’s Second Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to the Mesa Charter and Mesa’s Bylaws. Mesa encourages you to read the Mesa Charter, Bylaws and the applicable provisions of the NRS for additional information.

Authorized Shares of Capital Stock

Mesa’s authorized capital stock consists of 125,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of June 30, 2025, there were 41,861,544 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The outstanding shares of Mesa common stock are duly authorized, validly issued, fully paid, and nonassessable.

Listing

Mesa common stock trades on Nasdaq under the symbol “MESA.”

Voting Rights

Each holder of Mesa common stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, subject to any exclusive voting or director designation rights of the holders of shares of any series of Mesa preferred stock that Mesa may designate in the future. The rights, preferences, and privileges that may be granted to holders of Mesa preferred stock, were Mesa to issue such preferred stock, could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Mesa’s issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control of Mesa or other corporate action. Mesa has no present plan to issue any such shares of preferred stock, although Mesa’s board of directors has the authority to do so without any action by Mesa’s shareholders, and to fix the rights, preferences, privileges, and restrictions of such preferred stock. Mesa’s shareholders do not have cumulative voting rights in the election of directors.

Dividend Rights

Holders of Mesa common stock are entitled to receive dividends, if any, as may be declared from time to time by the Mesa board of directors out of legally available funds, subject to preferences that may be applicable to any then-outstanding preferred stock and limitations under certain of Mesa’s existing credit facilities and the NRS.

Rights upon Liquidation

In the event of Mesa’s liquidation, dissolution, or winding up, holders of Mesa common stock will be entitled to the net assets legally available for distribution to shareholders after the payment of all of Mesa’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights and Preferences

Except as noted in the following sentence, Mesa common stock has no sinking fund, redemption provisions, or preemptive, conversion, subscription, or exchange rights. Mesa has granted United Airlines the right to purchase its pro rata portion of any equity securities that Mesa may from time to time propose to issue or sell to any person, excluding with respect to equity securities issued in connection with (i) a grant to any existing or prospective consultants, employees, officers, or directors pursuant to any stock option, employee stock purchase or similar equity-based plans or other compensation agreement; (ii) any acquisition by Mesa or any of its subsidiaries of the stock, assets, properties, or business of any person; (iii) a stock split, stock dividend, or any similar recapitalization; or (iv) any issuance of warrants or other similar rights to purchase Mesa common stock to lenders or other institutional investors in any arm’s length transaction providing debt financing to Mesa or any of its subsidiaries. Holders of Mesa common stock entitled to vote on a matter, other than with respect to the election of directors, may only take action at special or annual meetings of the shareholders where the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless voting by classes or series is required for any action of the shareholders by the NRS, the Mesa Charter, or Mesa Bylaws, in which case the number of votes cast in favor of the action by the voting power of each such class or series must exceed the number of votes cast in opposition to the action by the voting power of each such class or series. Shareholders entitled to vote on the election of directors at a special or annual meeting of the shareholders at which a quorum is present may elect directors by a plurality of the votes cast. Mesa reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in the Mesa Charter, with the exception of Article 11, in the manner, and subject to approval by shareholders as now or hereafter prescribed by statute, and all rights conferred upon holders of Mesa common stock are granted subject to this reservation.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for Mesa common stock and its telephone number is (212) 805-7100.

Certain Transfer Restrictions

The Mesa Charter imposes limits on certain transfers of Mesa’s stock, which limits are intended to preserve Mesa’s ability to use its net operating loss carryforwards. Specifically, the Mesa Charter prohibits the transfer of any shares of Mesa’s capital stock that would result in (i) any person or entity owning 4.75% or more of Mesa’s then-outstanding capital stock, or (ii) an increase in the percentage ownership of any person or entity owning 4.75% or more of Mesa’s then-outstanding capital stock. These transfer restrictions expire upon the earliest of (i) the repeal of Section 382 of the Code or any successor statute if the Mesa board of directors determines that such restrictions are no longer necessary to preserve Mesa’s ability to use its net operating loss carryforwards, (ii) the beginning of a fiscal year to which the Mesa board of directors determines that no net operating losses may be carried forward, or (iii) such other date as determined by the Mesa board of directors. These transfer restrictions apply to the beneficial owner of the shares of Mesa’s capital stock. The clients of an investment advisor are treated as the beneficial owners of stock for this purpose if the clients have the right to receive dividends, if any, the power to acquire or dispose of the shares of Mesa’s capital stock, and the right to proceeds from the sale of Mesa’s capital stock. Certain transactions approved by the Mesa board of directors, such as mergers and consolidations meeting certain requirements set forth in the Mesa Charter, are exempt from the above-described transfer restrictions. The Mesa board of directors also has the ability to grant waivers, in its discretion, with respect to transfers of Mesa’s stock that would otherwise be prohibited. The Mesa board of directors has agreed to waive the above-referenced restrictions in the Mesa Charter to those persons or entities that acquire shares of Mesa’s common stock in excess of the 4.75% threshold in this offering. Any transfer of common stock in violation of these restrictions will be void and will be treated as if such transfer never occurred.

Limited Ownership and Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Mesa Charter restricts the ownership and voting of shares of Mesa common stock by people and entities who are not “citizens of the United States” as that term is defined in 49 U.S.C. § 40102(a). That statute defines “citizen of the United States” as, among other things, a U.S. corporation, of which the president and at least two-thirds of the board of directors and other managing officers are individuals who are citizens of the United States, which is under the actual control of citizens of the United States and in which at least 75% of the voting interest is owned or controlled by persons who are citizens of the United States. The Mesa Charter prohibits any non-U.S. citizen from owning or controlling more than 24.9% of the aggregate votes of all outstanding shares of Mesa common stock or 49.0% of the total number of outstanding shares of Mesa’s capital stock. The restrictions imposed by the above-described ownership caps are applied to each non-U.S. citizen in reverse chronological order based on the date of registration on Mesa’s foreign stock record. At no time may shares of Mesa’s capital stock held by non-U.S. citizens be voted unless such shares are reflected on the foreign stock record. The voting rights of non-U.S. citizens having voting control over any shares of Mesa’s capital stock are subject to automatic suspension to the extent required to ensure that Mesa is in compliance with applicable law. In the event any transfer or issuance of shares of Mesa’s capital stock to a non-U.S. citizen would result in non-U.S. citizens owning more than the above-described cap amounts, such transfer or issuance will be void and of no effect.

Anti-Takeover Provisions of the Mesa Charter, Bylaws, and the NRS

Certain provisions of the NRS deter hostile takeovers. Specifically, NRS 78.411 through 78.444 prohibit a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of two years following the date the person first became an interested shareholder, unless (with certain exceptions) the “combination” or the transaction by which the person became an interested shareholder is approved in a prescribed manner. Generally, a “combination” includes a merger, asset, or stock sale, or certain other transactions resulting in a financial benefit to the interested shareholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns or within two years prior to becoming an “interested shareholder” did own, 10% or more of a corporation’s voting power. The Mesa Charter excludes Mesa from the restrictions imposed by these statutes.

Nevada’s “acquisition of controlling interest” statutes, NRS 78.378 through 78.3793, contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These statutes provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or, (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares that it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. The Mesa Charter provides that these statutes do not apply to Mesa or to any acquisition of Mesa common stock.

Section 78.139 of the NRS, to which Mesa is subject, provides that directors may resist a change or potential change in control if the directors, by majority vote of a quorum, determine that the change is opposed to, or not in, the best interests of the corporation.

In order to ensure that Mesa’s CPAs are not subject to early termination, the Mesa Charter prohibits the sale, transfer, or assignment of Mesa’s capital stock to the extent that such transfer would result in a change of control. The Mesa Charter also grants the Mesa board of directors the ability to establish one or more series of preferred stock (including convertible preferred stock), to determine, with respect to any series of preferred stock, the voting powers, designations, preferences, limitations, restrictions, and relative rights of each such series, and to authorize the issuance of shares of any such series, making it possible for the Mesa board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Mesa. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Mesa.

COMPARISON OF RIGHTS OF HOLDERS OF MESA CAPITAL STOCK AND REPUBLIC CAPITAL STOCK

Mesa is incorporated under the laws of the State of Nevada and Republic is incorporated under the laws of the State of Delaware. Accordingly, pre-Delaware Conversion, the rights of Mesa stockholders and Republic stockholders are governed by the laws of the State of Nevada and the laws of State of Delaware, respectively. If the Delaware Conversion and the Merger are completed, Republic stockholders will become stockholders of Mesa-Delaware, and their rights will be governed by the DGCL, the Post-Conversion Charter, and Post-Conversion Bylaws (together with the Post-Conversion Charter, the “Mesa-Delaware Governance Documents”).

As of the effectiveness of the Merger, Republic stockholders immediately prior to the Closing will receive Mesa common stock. Following the effectiveness of the Merger, the equityholders of Republic would own approximately 88% of the Surviving Corporation on a fully-diluted basis, subject to certain assumptions, and the existing stockholders equityholders of Mesa could own up to approximately 12% of the outstanding shares of the Surviving Corporation on a fully-diluted basis, subject to the outcome of the Escrow Issuance. The rights of the former Republic stockholders and the Mesa stockholders will thereafter be governed by the DGCL and by the Mesa-Delaware Governance Documents, subject to amendment.

The table included in the section titled “Proposal No. 1 - The Merger Proposal - Rights of Mesa Stockholders Prior to and After the Conversion from the State of Nevada to the State of Delaware” summarizes the material differences between the rights of Mesa stockholders under the Mesa Charter and Mesa’s existing bylaws and the rights of Mesa stockholders under the Post-Conversion Charter, the Post-Conversion Bylaws, and Delaware law. It does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary.

While Mesa and Republic believe that the summary table described above covers the material differences between the rights of Mesa stockholders before and after the Delaware Conversion, such summary tables may not contain all of the information that is important to you and therefore, the summary table below describes the material differences between the rights of Mesa stockholders after the Delaware Conversion and the rights of Republic stockholders before the Merger. Mesa has filed its existing articles of incorporation and bylaws with the SEC and will send copies to you without charge, upon your request. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger
Authorized Capital Stock	The Second Amended and Restated Certificate of Incorporation of Republic (as amended, the “Republic Charter”) provides that the authorized capital stock of Republic consists of 1,100,000 shares of common stock, par value $0.001 per share.	The Post-Conversion Charter will provide that the authorized capital stock of Mesa-Delaware consists of 5,000,000,000 shares of common stock, par value $0.001 per share, and 500,000,000 shares of preferred stock, par value $0.001 per share.

Number of Directors	The number of directors that constitutes the entire Republic board of directors is fixed at seven (7) directors. Pursuant to the Fourth Amended and Restated Bylaws of Republic (as amended, the “Republic Bylaws”), all of the directors, except the Chief Executive Officer, shall be “Independent Directors” (as defined in the Republic Bylaws).	The number of directors will be fixed from time to time by resolution of the board of directors. During any period when the holders of any series of preferred stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger which such right continues, such fixed number of directors, will automatically be increased by such specified number of directors.

Limitations on Non-Citizens as Directors and Officers	The Republic Charter and the Republic Bylaws do not restrict the ability of non-citizens to serve as directors or officers of Republic.	The Post-Conversion Bylaws and Post-Conversion Charter will provide that at least two-thirds of the members of the board of directors shall be “citizens of the United States” (“Citizens”) as provided under Section 40102(a)(15) of Subtitle VII of Title 49 of the United States Code, as amended, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the DOT, its predecessors and successors, from time to time (“Applicable Transportation Law”), and the Chair shall be a Citizen for so long as required by Applicable Transportation Law. Further, at least two-thirds of the members of each committee or subcommittee of the board of directors, as well as the Chief Executive Officer and President and at least two-thirds of the other officers of Mesa-Delaware, shall be Citizens for so long as required by Applicable Transportation Law.

Non-Citizen Voting and Ownership Limitation	The Republic Charter subjects all shares of common stock of Republic to certain limitations. The Republic Charter requires that Republic or its transfer agent maintain a separate stock record (the “Foreign Stock Record”) for purposes of registering shares of Republic common stock Owned or Controlled (as defined in the Republic Charter) by Non-Citizens (as defined in the Republic Charter). At any time that the number of shares of common stock of Republic registered in the Foreign Stock Record exceeds the Permitted Foreign Ownership (as defined in the Republic Charter), the voting rights of shares of common stock of Republic registered in the Foreign Stock Record shall automatically be suspended, in reverse chronological order of the dates	The Post-Conversion Charter will subject all shares of common and preferred stock of Mesa-Delaware to certain limitations. Persons or entities who fail to qualify as Citizens (“Non-Citizens”), shall not be entitled to own (beneficially or of record) and/or control more than (i) 24.9% of the aggregate voting power of all outstanding equity securities of Mesa-Delaware (the “Voting Cap Amount”) or (ii) 49% of the total number of all outstanding shares of equity securities of Mesa-Delaware (“the Absolute Cap Amount”, and together with the Voting Cap Amount, the “Cap Amounts”). Any transfer or issuance of equity securities to a Non-Citizen that would result in Non-Citizens owning (beneficially or of record) and/or controlling more than the

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger
	and times of registry of such shares in the Foreign Stock Record until the voting rights of a sufficient number thereof shall have been suspended so that the number of shares of common stock of Republic registered in the Foreign Stock Record that continues to have voting rights equals the greatest whole number that is less than or equal to the Permitted Foreign Ownership. If, while voting rights of any shares of common stock of Republic registered in the Foreign Stock Record are suspended, Republic determines that the voting power of the shares of common stock of Republic registered in the Foreign Stock Record becomes less than the Permitted Foreign Ownership, voting rights shall be reinstated for shares of common stock of Republic registered in the Foreign Stock Record as to which voting rights have been suspended in reverse order in which the voting rights thereof were suspended until the maximum number of such shares shall have voting rights without exceeding the Permitted Foreign Ownership. If any shares of common stock of Republic registered in the Foreign Stock Record for which voting rights have been suspended are transferred to a person or entity that is a Non-Citizen, the voting rights of such shares shall be automatically reinstated.	Absolute Cap Amount, will be null and void ab initio and of no force or effect, and will not be recorded in the applicable foreign stock registry or the stock records of Mesa-Delaware.

Stockholder Nominations and Proposals	The Republic Bylaws provide that at an annual meeting of the stockholders of Republic, only such nomination of persons for election as directors and other such business shall be conducted as shall have been (i) specified in the notice of the meeting given by or at the direction of the Republic board of directors (or any committee thereof), (ii) properly brought before the meeting by or at the direction of the Republic board of directors (or any committee thereof) in accordance with the Republic Bylaws, or (iii) properly brought before the meeting by a stockholder who is a holder of record of Republic common	The Post-Conversion Bylaws will provide that, at an annual meeting of the stockholders, nominations of persons for the election of directors and the proposal of other business to be considered by the stockholders may be made only: (i) pursuant to the Surviving Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to the Post-Conversion Bylaws; (ii) by or at the direction of the board of directors or any authorized committee thereof; or (iii) by a stockholder who is a stockholder of record of the Surviving Corporation at the time such notice of meeting is delivered, who is entitled to

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger
	stock at the time the notice of meeting is delivered, who is entitled to vote at the meeting and who complies with the notice and nomination procedures set forth in the Republic Bylaws. At a special meeting of the stockholders of Republic, only such business shall be conducted as shall have been brought before the meeting pursuant to Republic’s notice of meeting.	vote at the meeting, and who complies with the notice and nomination procedures set forth in the Post-Conversion Bylaws.

Directors’ Terms of Office; Removal

The Republic Charter provides that all directors shall hold office until their resignation, removal, or their successors shall have been elected and qualified.

The Republic Charter provides that any or all of the Republic directors may be removed at any time, with or without cause, by a vote of the Republic stockholders representing at least a majority of the voting power of all outstanding shares of Republic common stock, provided that if a director is removed by written consent of stockholders then a form of such written consent must be provided to Republic 6 business days prior to the effective date of such consent. Upon receipt of such consent, Republic shall use commercially reasonable efforts to deliver advance notice of such consent to other stockholders within one (1) business day.

The Post-Conversion Charter will provide that any director elected to fill a vacancy or newly created directorship shall hold office until the next annual meeting for the election of directors and until his or her successor are elected and qualified, or until his or her earlier death, resignation, retirement, disqualification, or removal.

Any or all of the directors of Mesa-Delaware (other than the directors elected exclusively by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed with or without cause at any time by the affirmative vote of a majority in voting power of all outstanding shares of stock of Mesa-Delaware entitled to vote thereon, voting together as a single class.

The Post-Conversion Charter will also provide that during any period when the holders of any series of preferred stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues, the holders of such preferred stock shall be entitled to elect the additional directors so provided for or fixed, and each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such directorship terminates

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification, or removal. Notwithstanding any other provision of the Post-Conversion Charter, except as otherwise provided by the board of directors in the resolution or resolutions establishing such series, whenever the holders of any series of preferred stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification, or removal of such additional directors, shall forthwith terminate (in which case each, such director shall cease to be qualified, and shall cease to be, a director), and the total authorized number of directors of Mesa-Delaware shall automatically be reduced accordingly, but in all events not less than the number of directors fixed by the board of directors

Annual Meetings of the Stockholders

The Republic Bylaws provide that annual meetings of the stockholders shall be held at such place, within or without the state of Delaware (if any), on such date, and at such time as may be determined by the Republic board of directors and stated in the notice of the meeting.

At each annual meeting, in addition to the election of directors and such other business as may be properly brought before the meeting, the stockholders shall provide an advisory vote on the reasonableness of the compensation of the executive management of Republic.

The Post-Conversion Bylaws will provide that annual meetings of the stockholders may be held on such date, and at such time and place, if any, within or without the State of Delaware as may be designated from time to time by the board of directors. The board of directors may determine in its sole discretion that annual meetings of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in the Post-Conversion Bylaws in accordance with the DGCL.

Cumulative Voting	The Republic Charter does not provide for cumulative voting rights in the election of the Republic board of directors. Under the DGCL, cumulative voting is permitted only when authorized in the Republic Charter.	The Post-Conversion Charter does not provide for cumulative voting rights in the election of its directors. Under the DGCL, cumulative voting is permitted only when authorized in a company’s certificate of incorporation.

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger
Voting	Pursuant to the Republic Charter, holders of shares of Republic common stock are entitled to one (1) vote per share for each share of Republic common stock held by such stockholder, subject to the provisions of the Republic Charter in respect of the suspension of voting rights of Foreign Stock (as defined in the Republic Charter).	Pursuant to the Post-Conversion Charter, holders of shares of Mesa-Delaware’s common stock are entitled to one vote for each such share held of record by such holder on all matters on which stockholders generally are entitled to vote.

Vacancies	The Republic Charter provides that any vacancies in the board of directors and any newly created directorships may be filled by a vote of the stockholders representing at least a majority of the voting power of all outstanding shares of Republic common stock. The Republic Bylaws provide that if any vacancy occurs on the Republic board of directors or if any newly created directorship is created, then (i) if the vacancy occurs by reason of removal from office by the stockholders of Republic, the board of directors is required to provide a Vacancy Notice (as defined in the Republic Bylaws) to each stockholder of record within 5 days, or (ii) if a vacancy occurs for any other reason, the Republic board of directors (or the Nominating Committee of the Republic board of directors) will identify or recommend persons qualified as Independent Directors (as defined in the Republic Bylaws) to fill the vacancy or newly created directorship, subject to approval by a majority vote of the Republic board of directors and provide a Vacancy Notice to each stockholder of record of such vacancy in accordance with the Republic Bylaws. If the stockholders of Republic fail to deliver validly executed written consents within 30 days following the Vacancy Notice to elect any Independent Director to fill the vacancy or newly created directorship, the Republic board of directors will solicit names of candidates to fill any such vacancy from each stockholder that then beneficially owns 5% or more of the Republic common stock for 15 days	Vacancies and newly created directorships occurring on the Mesa-Delaware board of directors may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and may not be filled by the stockholders.

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger from the expiration of such 30-day period. Thereafter, the Republic board of directors (or the Nominating Committee) will send a Vacancy Nomination Notice (as defined in the Republic Bylaws) to the stockholders of the proposed nominee(s) within 5 days following the expiration of such 15-day period and then may proceed with a special meeting of stockholders of Republic or solicit written consents with respect to the appointment of a new director to fill any such vacancy. Any director so elected shall serve for the remainder of the full term of the other then-current Independent Directors and until his or her successor shall be elected and qualified.

Election of Directors	At each annual meeting of stockholders of Republic, the nominations of persons for election of directors shall be as recommend by the Republic board of directors or the Nominating Committee thereof, which nominees shall consist of the Chief Executive Officer and six (6) Independent Director (as defined in the Republic Bylaws) candidates each year and, following approval of such slate by a majority of the Republic board of directors, the Republic board of directors shall provide notice to each stockholder of record of the proposed nominees at least 45 days prior to the date of any such proposed annual meeting. If the stockholders fail to deliver executed written consents that are effective to elect the proposed slate within 15 days following the receipt of such notice, each stockholder that beneficially owns 5% or more of the Republic common stock may elect to provide an alternative candidate for one or more of the nominees proposed for election by the Republic board of directors or Nominating Committee (other than the Chief Executive Officer); provided, that any stockholder of record doing so must deliver notice to Republic at least 10 days prior to the proposed	Each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, provided that if, as of the tenth (10th) day preceding the date Mesa-Delaware first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast. A “majority of the votes cast” shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election).

Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger meeting date, and Republic must thereafter promptly deliver a copy of the same to each stockholder of record. If one or more of the proposed nominees are contested by a stockholder in accordance with the Republic Bylaws, the Republic board of directors may elect to replace any contested candidate with the alternative candidate recommended by a contesting stockholder. In the event all of the alternative candidates suggested by the stockholders are accepted, the Republic board of directors may proceed with the annual meeting. In the event the Republic board of directors does not accept all of the alternative candidates, the Republic board of directors shall provide prompt written notice to such contesting stockholder within 5 days who may, within fifteen calendar days, elect to (i) solicit written consents with respect to the annual election of directors or (ii) notify the Republic board of directors that it would like to proceed with an annual meeting where ballots can be cast by the stockholders (with a plurality of the votes determining the election of directors).

In the event that the contesting stockholder elects to solicit written consents in accordance with the Republic Bylaws, such stockholder will have 30 days to complete the procedure of soliciting written consents prior to the calling of an annual meeting. In the event that the contesting stockholder elects to notify the Republic board of directors that it would like to proceed with an annual meeting in accordance with the Republic Bylaws, such stockholder must promptly deliver notice to Republic, and Republic must thereafter promptly deliver a copy of the same to each stockholder of record. If none of the proposed candidates are contested within 15 days following the delivery of the initial nomination notice,

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger the Republic board of directors may proceed with an annual meeting.

Quorum	Under the Republic Bylaws, the quorum necessary for the transaction of business at any meeting of the Republic board of directors is a majority of the number of directors then serving on the Republic board of directors. The holders of a majority of the shares of Republic common stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders of Republic for the transaction of business.	Under the Post-Conversion Bylaws, the quorum necessary for the transaction of the business of Mesa-Delaware’s board of directors is a majority of the total number of directors. The holders of a majority in voting power of the issued and outstanding shares of stock of Mesa-Delaware entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

Stockholder Action by Written Consent	The Republic Charter provides that stockholders may take action by written consent in lieu of any annual or special meeting of stockholders if a consent or consents in writing, setting forth the action to be taken, are executed by the holders of the outstanding shares of Republic common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered as required by law. Further, the Republic Charter requires that Republic use commercially reasonable efforts to give advance written notice to all stockholders of any proposed action to be taken by written consent.	The Post-Conversion Charter will provide that subject to the rights of the holders of preferred stock, any action required or permitted to be taken by the stockholders of Mesa-Delaware must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in lieu of a meeting by such stockholders unless such action is recommended by all of the directors of Mesa-Delaware then in office.

Notice of Stockholder Meetings	Notice of the place (if any), date and time of all meetings of the stockholders, the record date for determining the stockholders entitled to vote at the meeting, and the means of remote communication (if any) by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote on any proposal being considered at such	Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and in the case of a special meeting, the purpose or purposes of the meeting of stockholders,

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger
	meeting as of the record date. In the case of a special meeting, the purpose for which the meeting is being called shall be set forth in the notice.	shall be given not more than sixty (60) days nor less than ten (10) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining stockholders entitled to notice of the meeting at such address as appears in Mesa-Delaware’s records.

Preemptive Rights and Protective Provisions

The Republic Charter provides that each Republic stockholder has the right to purchase up to such holder’s Pro Rata Portion (as defined in the Republic Charter) of any new Equity Securities (other than any Excluded Securities) (as defined in the Republic Charter) that Republic or any subsidiaries may propose to issue or sell to any person, in accordance with, and subject to certain exceptions as set forth in, the Republic Charter.

The Republic Charter further provides that Republic shall not, without prior approval of stockholders representing at least two thirds of the outstanding Republic common stock: (i) merge, consolidate with, engage in a share exchange with, or otherwise consummate any business combination with, any other person; (ii) sell, transfer, lease, or otherwise dispose of all or substantially all of the assets of Republic or its subsidiaries; (iii) initiate or take any action for the liquidation, dissolution, or winding up of Republic or any of its subsidiaries; (iv) reclassify, modify, or amend the terms of any existing equity securities of Republic or any of its subsidiaries; or (iv) enter into any contract, agreement, arrangement, or commitment to do or engage in any of the foregoing.

The Post-Conversion Charter will not provide that holders of Mesa-Delaware’s stock shall have preemptive or other protective rights.

Indemnification of Officers and Directors	The Republic Charter provides that Republic shall indemnify each person who is or was a director or officer of Republic, or is or was serving at the request of Republic as a director, officer, employee, or agent of another entity, or is or was a director or officer of a foreign	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or

Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger
or domestic corporation that was a predecessor corporation of Republic or another enterprise at the request of the predecessor corporation to the fullest extent permitted by Section 145 of the DGCL, provided that Republic shall indemnify any such person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors or in accordance with the Republic Bylaws. In addition, pursuant to the Republic Bylaws, to the fullest extent not prohibited by law, an indemnitee of Republic shall be entitled to be paid by Republic the expenses (including attorney’s fees) incurred in the defense of or other involvement in any such proceeding in advance of its final disposition, subject to the receipt by Republic of an undertaking to repay any such amount if it is determined that such indemnitee was not entitled to indemnification.	otherwise in defense of any action, suit, or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation. Delaware law provides that a corporation may indemnify its present and former directors, officers, employees, and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, with respect to actions by or in the rights of the corporation, no indemnification may be paid for judgments and settlements or to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity. The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. The Post-Conversion Bylaws will provide that, to the fullest extent permitted by applicable law, Mesa-Delaware shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil,

	Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger criminal, administrative, or investigative, by reason of the fact he or she is or was a director or officer of Mesa-Delaware or, while serving as a director or officer of Mesa-Delaware, is or was serving at the request of Mesa-Delaware as a director, officer, employee, agent, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, subject to additional terms, conditions, and limitations. In addition, an indemnitee shall also have the right to be paid by Mesa-Delaware the expenses (including attorney’s fees) incurred by the indemnitee in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the Post-Conversion Bylaws, subject to additional terms, conditions, and limitations.

Declaration and Payment of Dividends	The Republic Charter does not restrict the declaration or payment of dividends.	The Post-Conversion Charter will provide that dividends may be declared and paid on common stock, ratably in proportion to the number of shares held by each stockholder, out of the assets of Mesa-Delaware that are legally available as and when determined by Mesa-Delaware’s board of directors in its discretion, subject to applicable law and any preferential dividend or other rights of any then-outstanding preferred stock or any class or series of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends or other distributions.

Amendments; General Provisions	In addition to any vote required by applicable law, the Republic Charter provides that no provision of the Republic Charter may be altered, amended, or repealed, nor may any provision inconsistent therewith be adopted, unless such alternation,	In addition to any vote required by applicable law or the Post-Conversion Charter (including any certificate of designation related to any series of preferred stock), the affirmative vote of the holders of at least 66 2/3% of the total voting power of the then-outstanding

Rights of Current Republic Stockholders	Rights of Mesa Stockholders after the Delaware Conversion and before the Merger amendment, repeal, or adoption is approved by (i) a majority of the directors present at any meeting at which a quorum is present and (ii) thereafter, a vote of stockholders representing at least two-thirds of the outstanding shares of Republic common stock.

Except for immaterial procedural or administrative amendments that do not affect or impair the substantive rights of any stockholder (which may be made by a majority of the directors present at any meeting at which there is a quorum or by stockholders representing at least a majority of the outstanding shares of Republic common stock), the Republic Bylaws may only be amended, altered, or repealed by a vote of the stockholders representing at least two-thirds of the outstanding shares of Republic common stock.

If any amendment to the Republic Charter or Republic Bylaws is to be made pursuant to an action by written consent (whether by the board of directors or of the stockholders), a form of such consent must be delivered to Republic at least six (6) business days prior to the effective date of such consent. Republic shall use commercially reasonable efforts to give advance written notice of any such amendment proposed to be adopted by written consent to all stockholders within one (1) business day of its receipt of such form of consent.

shares of stock of Mesa-Delaware entitled to vote thereon, voting as a single class, is required to amend, alter, repeal, or rescind, in whole or in part, or adopt any provision inconsistent with certain provisions of the Post-Conversion Charter.

Mesa-Delaware’s board of directors will be authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, the Post-Conversion Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or Post-Conversion Charter.

In addition to any vote of the holders of any class or series of capital stock of Mesa-Delaware required by the Post-Conversion Charter (including any certificate of designation relating to any series of preferred stock), by the Post-Conversion Bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of Mesa-Delaware entitled to vote thereon, voting together as a single class, will be required in order for the stockholders of Mesa-Delaware to alter, amend, change, add to, repeal, or rescind, in whole or in part, any provision of the Post-Conversion Bylaws or to adopt any provision inconsistent therewith.

PRINCIPAL STOCKHOLDERS OF MESA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to any potential reverse stock split of Mesa common stock.

The table below sets forth certain information with respect to the beneficial ownership of Mesa common stock as of September 10, 2025 by:

•	each of Mesa’s named executive officers (NEOs);

•	each of Mesa’s directors;

•	all of Mesa’s directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by Mesa to beneficially own more than 5% of Mesa common stock.

The percentage of shares beneficially owned listed in the table below is based on 41,866,972 shares of Mesa common stock outstanding as of September 10, 2025. In computing the number of shares beneficially owned and the percentage ownership of each of the beneficial owners listed in the table below, Mesa deemed to be outstanding all shares of restricted common stock that have vested or will vest within 60 days of September 10, 2025, and all warrants exercisable within 60 days of September 10, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown to be beneficially owned by them, subject to applicable community property laws. The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table below does not constitute an admission of beneficial ownership of those shares. Except as otherwise noted below, the address for the individuals listed in the table below is c/o Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008. The information provided in the table below is based on Mesa’s records, information filed with the SEC and information provided to Mesa, except where otherwise noted:

	Number of Shares Beneficially Owned	Percentage of Class
Named Executive Officers
Jonathan G. Ornstein	1,010,014	2.41%
Michael J. Lotz	578,134	*
Brian S. Gillman	155,530	*
Non-Employee Directors
Ellen N. Artist	139,480	*
Mitchell I. Gordon	143,280	*
Dana J. Lockhart	151,980	*
Harvey W. Schiller	125,254	*
Spyridon P Skiados	124,180	*
All executive officers and directors as a group (8 persons)	2,427,852	5.80%
5% Shareholders
The Yucaipa Companies LLC(1)	2,964,848	7.09%
United Airlines Holdings, Inc.(2)	4,042,061	9.65%
Par Investment Partners, L.P. (3)	2,140,934	5.1%

*	Represents beneficial ownership of less than 1% of Mesa’s outstanding common stock.
(1)

Information is based on a Schedule 13D/A filed with the SEC on December 28, 2020. The address for Ronald W. Burkle is c/o The Yucaipa Companies LLC is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(2)	Information is based on a Schedule 13D/A filed with the SEC on May 4, 2023. The address for United Airlines Holdings, Inc. is 233 South Wacker Drive, Chicago, Illinois 60606.
(3)	Information is based on a Schedule 13G filed with the SEC on June 20, 2025. The address for Par Investment Partners, L.P. is 200 Clarendon St., 48th Floor, Boston, MA 02116.

PRINCIPAL STOCKHOLDERS OF REPUBLIC

The following table sets forth information regarding the beneficial ownership of shares of Republic common stock as of September 10, 2025 by (i) each person known to Republic to beneficially own more than 5% of any class of the outstanding voting securities of Republic Airways Holdings Inc., (ii) each of Republic’s directors and named executive officers, and (iii) all of Republic’s directors and executive officers as a group.

The percentage of beneficial ownership of shares of Republic common stock in the table below is based on 1,020,841 shares of Republic common stock deemed to be outstanding as of September 10, 2025. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to Republic’s knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

	Shares of Republic Common Stock Beneficially Owned
Name of Beneficial Owner	Number	%
5% or Greater Stockholders:
American Airlines, Inc.(1)	250,194	24.51%
Delta Air Lines, Inc.(2)	173,635	17.01%
United Airlines, Inc.(3)	191,749	18.78%
Embraer(4)	106,152	10.40%
Contrarian Funds(5)	114,025	11.17%
Owl Creek Funds(6)	104,526	10.24%
Named Executive Officers and Directors:
David Grizzle	691	*
Matthew J. Koscal	—	—
Joseph P. Allman	—	—
Paul K. Kinstedt	—	—
Chad M. Pulley	—	—
Glenn S. Johnson	551	*
Michael C. Lenz	209	*
Ruth Okediji	691	*
Barry W. Ridings	691	*
James E. Sweetnam	691	*
Directors and executive officers as a group (10 persons)	3,524	*

*	Represents less than 1%.
(1)	The address for American Airlines, Inc. is 1 Skyview Drive, Fort Worth, TX 76155.
(2)	The address for Delta Air Lines, Inc. is 1030 Delta Boulevard, Atlanta, GA 30354.
(3)	The address for United Airlines, Inc. is 233 South Wacker Drive, Chicago, IL 60606.
(4)

Represents 80,262 shares of Republic common stock held by Embraer Netherlands B.V., 19,015 shares of Republic common stock held by Embraer Aircraft Customer Services, Inc., and 6,875 shares of Republic common stock held by Embraer Finance, Ltd. The address for each of Embraer Netherlands B.V, Embraer Aircraft Customer Services, Inc., and Embraer Finance, Ltd. is Avenida Dra. Ruth Cardoso, 8501, 30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil.

(5)

Represents 69,518 shares of Republic common stock held by Contrarian Funds, L.L.C., 39,501 shares of Republic common stock held by Contrarian Opportunity Fund III, L.P., and 5,006 shares of Republic common stock held by Contrarian Capital Fund I, LP. Contrarian Capital Management, L.L.C. is the non-member manager of Contrarian Funds, L.L.C. and the investment manager to each of Contrarian Opportunity Fund III, L.P. and Contrarian Capital Fund I, L.P. Jon R. Bauer is the Managing Member and Chief Investment Officer of Contrarian Capital Management, L.L.C. The address for each of Contrarian Funds, L.L.C., Contrarian Opportunity Fund III, L.P. and Contrarian Capital Fund I, LP is 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.

(6)

Represents 36,134 shares of Republic common stock held by Owl Creek Investments II, LLC (“OC II”), 34,275 shares of Republic common stock held by Owl Creek Investments III, LLC (“OC III”), and 34,117 shares of Republic common stock held by Owl Creek Special Situations Fund, L.P. (“OCSS”), (“OC II” and, together with OC III and OCSS, the “Owl Creek Investors”). Owl Creek Asset Management, L.P. (“OCAM”), as manager of the Owl Creek Investors, may be deemed to control each Owl Creek Investor. Owl Creek GP, LLC (“OC GP”), as general partner of OCAM, may be deemed to control OCAM. Jeffrey A. Altman, as managing member of OC GP, may be deemed to control such entity. The address for each of these Owl Creek affiliates is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

PRINCIPAL STOCKHOLDERS OF THE SURVIVING CORPORATION

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to any potential reverse stock split of Mesa common stock.

The following table sets forth information regarding the beneficial ownership of shares of Surviving Corporation common stock immediately after the consummation of the Merger, assuming the consummation of the Merger occurred on    , 2025 by (i) each person expected by Republic and Mesa to beneficially own more than 5% of any class of the outstanding voting securities of the Surviving Corporation, (ii) each person expected to be named a director or named executive officer of the Surviving Corporation, and (iii) all of the Surviving Corporation’s expected directors and executive officers as a group.

The percentage of beneficial ownership of shares of Surviving Corporation common stock in the table below is based on    shares of Surviving Corporation common stock expected to be outstanding upon consummation of the Merger, without giving effect to any potential reverse stock split of Mesa common stock. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Immediately after the Merger, Mesa stockholders as of immediately prior to the Merger are expected to own approximately 6% of Surviving Corporation common stock, former Republic securityholders are expected to own approximately 88% of Surviving Corporation common stock. The table below is based on the Exchange Ratio of 584.90 shares of Mesa common stock, without giving effect to any potential reverse stock split of Mesa common stock. The table below does not give effect to the ultimate disbursement of the Escrow Shares to be determined following the Closing.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to Mesa and Republic’s knowledge, sole voting, and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

Shares of Surviving Corporation Common Stock Beneficially Owned
Name of Beneficial Owner	Number	%
5% or Greater Stockholders:
American Airlines, Inc.(1)
Delta Air Lines, Inc.(2)
United Airlines, Inc.(3)
Embraer(4)
Contrarian Funds(5)
Owl Creek Funds(6)
Named Executive Officers and Directors:
David Grizzle
Matthew J. Koscal
Joseph P. Allman
Paul K. Kinstedt
Chad M. Pulley
Ellen Artist
Glenn S. Johnson
Michael C. Lenz
Ruth Okediji
Barry W. Ridings
James E. Sweetnam
Directors and executive officers as a group (11 persons)

*	Represents less than 1%.
(1)	The address for American Airlines, Inc. is 1 Skyview Drive, Fort Worth, TX 76155.
(2)	The address for Delta Air Lines, Inc. is 1030 Delta Boulevard, Atlanta, GA 30354.
(3)	The address for United Airlines, Inc. is 233 South Wacker Drive, Chicago, IL 60606.
(4)

Represents     shares of Surviving Corporation common stock held by Embraer Netherlands B.V.,     shares of Surviving Corporation common stock held by Embraer Aircraft Customer Services, Inc., and     shares of Surviving Corporation common stock held by Embraer Finance, Ltd. The address for each of Embraer Netherlands B.V, Embraer Aircraft Customer Services, Inc., and Embraer Finance, Ltd. is Avenida Dra. Ruth Cardoso, 8501, 30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil.

(5)

Represents     shares of Surviving Corporation common stock held by Contrarian Funds, L.L.C.,     shares of Surviving Corporation common stock held by Contrarian Opportunity Fund III, L.P., and     shares of Surviving Corporation common stock held by Contrarian Capital Fund I, LP. Contrarian Capital Management, L.L.C. is the non-member manager of Contrarian Funds, L.L.C. and the investment manager to each of Contrarian Opportunity Fund III, L.P. and Contrarian Capital Fund I, L.P. Jon R. Bauer is the Managing Member and Chief Investment Officer of Contrarian Capital Management, L.L.C. The address for each of Contrarian Funds, L.L.C., Contrarian Opportunity Fund III, L.P. and Contrarian Capital Fund I, LP is 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.

(6)

Represents shares of      Surviving Corporation common stock held by Owl Creek Investments II, LLC (“OC II”),      shares of Surviving Corporation common stock held by Owl Creek Investments III, LLC (“OC III”), and      shares of Surviving Corporation common stock held by Owl Creek Special Situations Fund, L.P. (“OCSS”), (“OC II” and, together with OC III and OCSS, the “Owl Creek Investors”). Owl Creek Asset Management, L.P. (“OCAM”), as manager of the Owl Creek Investors, may be deemed to control each Owl Creek Investor. Owl Creek GP, LLC (“OC GP”), as general partner of OCAM, may be deemed to control OCAM. Jeffrey A. Altman, as managing member of OC GP, may be deemed to control such entity. The address for each of these Owl Creek affiliates is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

USE OF PROCEEDS

There are no cash proceeds to the Surviving Corporation from the sale of the Escrow Assets. Such Escrow Assets are being distributed in a manner that ensures the former Republic stockholders are not diluted by legacy Mesa obligations to United Airlines or certain additional liabilities of the Surviving Corporation, but if Mesa successfully sells certain legacy assets such that the Net Debt Amount is fully extinguished and no post-Closing adjustments are necessitated, then the Pre-Merger Mesa Shareholders will receive the entire amount of the Escrow Shares, which would increase their collective ownership of the Surviving Corporation to approximately twelve percent (12%).

DETERMINATION OF OFFERING PRICE

There is no price associated with the distribution of the Escrow Assets pursuant to the Plan of Distribution. Rather, any distribution of Escrow Assets to United Airlines will be used to extinguish any remaining Net Debt Amount and any distribution of Escrow Assets to the Surviving Corporation will be made to address any needed post-Closing adjustments.

PLAN OF DISTRIBUTION

The Escrow Assets will be held in escrow pursuant to the Escrow Agreement and will be distributed out to its recipients pursuant to the mechanics of the Escrow Issuance. No underwriters will be involved in the Escrow Issuance. The total Escrow Shares that are subject to the Escrow Issuance are equal to six percent (6%) of the issued and outstanding shares of common stock after giving effect to the Merger and such issuance.

The mechanics of the Escrow Issuance require that the Escrow Agent distribute the Escrow Assets in order of priority, first to United Airlines, then to the Surviving Corporation, and finally to the Pre-Merger Mesa Shareholders based on the Net Debt Amount. If the Net Debt Amount remains a positive number as of the Closing, then the Escrow Assets with an aggregate dollar value equal to the Net Debt Amount will be distributed first to United Airlines. If the Net Debt Amount is zero or a negative number, United Airlines will not be entitled to any of the Escrow Assets. If there are Escrow Assets remaining after the United Entitlement has been satisfied, and if further post-Closing adjustments (such as unresolved obligations related to the joint venture with Flite) entitle the Surviving Corporation to the Escrow Assets, the Surviving Corporation will receive shares equal to the amount of such entitlement. Any shares remaining after the United Entitlement and the Surviving Corporation Entitlement are each satisfied, will then be distributed to the Pre-Merger Mesa Shareholders on a pro rata basis, with any fractional shares paid out in cash.

LEGAL MATTERS

Potter Anderson & Corroon LLP will pass upon the validity of the shares of Mesa common stock offered by this proxy statement/prospectus as the Merger Consideration and the Escrow Issuance.

EXPERTS

Mesa

The consolidated financial statements of Mesa Air Group, Inc. as of September 30, 2024 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of Marcum LLP (“Marcum”), Mesa’s independent registered public accounting firm for such period, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Mesa Air Group, Inc. as of September 30, 2023 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of RSM US LLP (“RSM”), Mesa’s independent registered public accounting firm for such period, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Mesa Air Group, Inc. as of September 30, 2022 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of Ernst & Young LLP (“EY”), Mesa’s independent registered public accounting firm for such period, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Republic

The financial statements of Republic Airways Holdings Inc. as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

CBIZ

On November 1, 2024, CBIZ CPAs P.C. (“CBIZ”) acquired the attest business of Marcum LLP (“Marcum”), the present independent registered public accounting firm of Mesa. As a result of the acquisition of the Marcum attestation business, on March 4, 2025, Mesa was notified by Marcum that Marcum will resign as Mesa’s independent registered public accounting firm effective immediately upon the filing of Mesa’s Form 10-K for the fiscal year ended September 30, 2024. Concurrently with the Marcum notification, on March 4, 2025, Mesa, with the approval of the Audit Committee of Mesa’s board of directors, has engaged CBIZ as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025.

During the period April 12, 2024 through March 4, 2025, the date Marcum informed Mesa of their resignation, there were (a) no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to such disagreement in its report and (b) no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

During the period April 12, 2024 through March 4, 2025, the date Marcum informed Mesa of their resignation, neither Mesa nor anyone on Mesa’s behalf consulted with CBIZ regarding (i) the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by CBIZ on Mesa’s financial statements, and CBIZ did not provide any written or oral advice that was an important factor considered by Mesa in reaching a decision as to any such accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions), as that term is described in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

RSM US LLP

On May 24, 2024, Mesa’s Audit Committee appointed Marcum as Mesa’s independent registered public accounting firm for the fiscal year ending September 30, 2024, dismissing RSM from its position as Mesa’s independent registered public accounting firm.

During the fiscal year ended September 30, 2023 and subsequent interim period through May 24, 2024, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM, would have caused RSM to make reference to the subject matter of such disagreements in connection with its reports on the financial statements for such years. During the fiscal year ended September 30, 2023 and the subsequent interim period through May 24, 2024, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except that, as previously disclosed in Mesa’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023, management identified two material weaknesses in Mesa’s internal control over financial reporting for the fiscal year ended September 30, 2023 in the areas of (i) information technology general controls (“ITGCs”); and (ii) debt covenant compliance. The material weakness relating to ITGCs related to ineffective ITGCs in the areas of user access management and program change management - related to Mesa’s inventory management system, PMI, and Mesa’s Oracle financial reporting system. Mesa believes that these control deficiencies were a result of (i) insufficient documentation of information technology (“IT”) control processes such that the successful operation of ITGCs was overly dependent upon knowledge and actions of certain qualified individuals for each IT system; (ii) insufficient training of IT personnel on the operation and performance of their control responsibilities; and (iii) inadequate risk-assessment processes to identify and assess IT environment changes and risks that could impact internal control over financial reporting. As a result of this material weakness, manual and automated business process controls dependent on the affected ITGCs were ineffective because the controls had the potential to be adversely impacted. RSM issued an adverse opinion on internal control over financial reporting as of September 30, 2023. Mesa management performed additional analysis and test procedures as deemed necessary to ensure that Mesa’s financial statements included in the Form 10-K present fairly in all material respects Mesa’s financial position, results of operations and cash flows for the periods presented.

The material weakness in Mesa’s internal controls over the review of debt covenant compliance related to the failure to monitor and review debt compliance covenants. Mesa previously reported that it believes this control deficiency was a result of (i) inadequate performance of controls surrounding debt covenant compliance and disclosure; (ii) insufficient knowledge of its amended credit agreement; and (iii) insufficient communication with Mesa’s lender regarding debt covenant compliance and obtaining waivers. This material weakness impacted other transactions that rely on the review of debt covenants including Mesa’s evaluation of going concern. As a result of this material weakness, there was a factual material misstatement on the consolidated balance sheet and in the Mesa’s going concern disclosure and debt covenant compliance disclosures in Mesa’s Form 10-Q for the quarterly period ended June 30, 2023.

In addition to the foregoing, as reported in Mesa’s Form 10-Q for the period ended December 31, 2023, management determined that there was a material weakness related to the omission of a disclosure of an impairment charge associated with newly classified held for sale assets. Mesa management’s review of controls over required disclosures were not performed at the proper level of precision to detect an omitted disclosure of an impairment charge associated with the newly classified assets held for sale of approximately $40.4 million. This impairment was disclosed in the financial information as of and for the three months ended December 31, 2023. This omitted disclosure is a material weakness over the review of subsequent event disclosures related to assets classified as held for sale after the balance sheet date but before the report release date and the impairment charge related to those assets.

Ernst and Young LLP

On March 17, 2023, Mesa’s Audit Committee appointed RSM as Mesa’s independent registered public accounting firm for the fiscal year ending September 30, 2023, dismissing Ernst & Young LLP (“EY”) from its position as Mesa’s independent registered public accounting firm.

During the fiscal years ended September 30, 2022 and 2021 and quarterly period ended December 31, 2022, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of such disagreements in connection with its reports on the financial statements for such years. During the fiscal years ended September 30, 2022 and 2021 and quarterly period ended December 31, 2022, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weaknesses in Mesa’s internal control over financial reporting previously reported in Part II, Item 9A “Controls and Procedures” in Mesa’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022 described therein (the “2022 10-K”). The material weaknesses related to Mesa’s review and oversight control activities which did not operate at a sufficient level of precision to detect errors related to (1) the application of the accounting for net operating loss carryforwards governed by the Tax Cuts and Jobs Act (TCJA) and (2) the accounting for the impairment of the assets. Internal controls in place were not operating effectively to prevent and detect a material misstatement. Mesa established plans to remediate these material weaknesses outlined in the 2022 10-K.

WHERE YOU CAN FIND MORE INFORMATION

Mesa is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly, and current reports, proxy statements, and other information with the SEC electronically, and the SEC maintains a website that contains Mesa’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Mesa also makes available free of charge on or through its website at https://investor.mesa-air.com/financial-information/sec-filings, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Mesa electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Mesa are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Mesa has filed with the SEC a registration statement on Form S-4/S-1, of which this proxy statement/ prospectus is a part, under the Securities Act to register the shares of Mesa common stock to be issued to Republic stockholders in the Merger. The registration statement, including the attached annexes, exhibits, and schedules, contains additional relevant information about Mesa and Mesa common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Mesa has supplied all the information contained in or incorporated by reference into this proxy statement/prospectus relating to Mesa, and Republic has supplied all information contained in this proxy statement/prospectus relating to Republic.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Mesa or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Mesa without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. If you would like to request documents from Mesa or Republic, please send a request in writing or by telephone to either Mesa or Republic at the following addresses:

Mesa Air Group, Inc.	Republic Airways Holdings, Inc.
410 North 44th Street, Suite 700	8909 Purdue Road, Suite 300
Phoenix, AZ 85008	Indianapolis, IN 46268
Attn: Investor Relations	Attn: Investor Relations
Tel: (602) 685-4000	Tel: (317) 484-6000
Email: Legal@mesa-air.com	Email: legal@rjet.com

OTHER MATTERS

Stockholder Proposals

A Mesa stockholder who wished to have a proposal considered for inclusion in Mesa’s 2025 proxy statement was required to submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it was received by Mesa no later than March 4, 2025. However, because the date of the 2025 Annual Meeting was changed by more than 30 days from the date of the previous year’s meeting, the deadline is a reasonable time before Mesa begins to print and send its proxy statement for the 2025 Annual Meeting of Stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Corporate Secretary. Mesa also encourages you to submit any such proposals via email to Legal@mesa-air.com.

If a stockholder wishes to propose a nomination of persons for election to Mesa’s board of directors or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in Mesa’s proxy statement and proxy card, Mesa’s bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at an annual meeting may only consider proposals or nominations (a) specified in the notice of meeting, (b) brought before the meeting by or at the direction of the board of directors or a committee appointed by the board of directors, or (c) brought by a stockholder who was a stockholder of record at the time the required notice is delivered to Mesa’s corporate secretary and at the time of the annual meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to Mesa’s corporate secretary of the stockholder’s intention to bring such business before the meeting.

To be timely, the required notice had to be in writing and delivered to Mesa’s corporate secretary at Mesa’s principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 70 days after the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by Mesa. For stockholder proposals to be brought before the 2025 Annual Meeting of Stockholders, the required notice must have been received by Mesa’s corporate secretary at Mesa’s principal executive offices no earlier than April 16, 2025 and no later than May 16, 2025. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Mesa’s nominees must provide notice by the same deadline noted herein to submit a notice of nomination for consideration at the 2025 Annual Meeting of Stockholders. Such notice must comply with the additional requirements of Rule 14a-19(b). Stockholder proposals and the required notice should be addressed to Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Corporate Secretary.

Stockholder Communication with the Mesa Board

Any interested party with concerns about Mesa may report such concerns to the board of directors or the chairman of Mesa’s board of directors or the chairman of Mesa’s nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address:

c/o Mesa Air Group, Inc.

410 North 44th Street, Suite 700

Phoenix, AZ 85008

United States

You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to Mesa’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with Mesa’s legal counsel, with independent advisors, with non-management directors, or with management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which Mesa tends to receive repetitive or duplicative communications.

The audit committee oversees the procedures for the receipt, retention, and treatment of complaints received by Mesa regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls, or auditing matters. Mesa has also established a toll-free telephone number for the reporting of such activity, which is (866) 225-5770.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single set of the proxy materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the Mesa Special Meeting, a number of brokers with account holders who are Mesa stockholders will be “householding” Mesa’s proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from his or her broker that the broker will be “householding” communications to such stockholder’s address, “householding” will continue until the stockholder is notified otherwise or until the stockholder revokes his or her consent. If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, such stockholder should notify his or her broker or Mesa. Direct the written request to Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Corporate Secretary, telephone: (602) 685-4000. Stockholders who currently receive multiple copies of the proxy materials at their addresses and would like to request “householding” of their communications should contact their brokers.

INDEX TO FINANCIAL STATEMENTS

INDEX TO MESA’S CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of September 30, 2024 and 2023 and for the years ended September 30, 2022, 2023, and 2024:

Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2025 and September 30, 2024 and for the nine months ended June 30, 2025 and 2024:

INDEX TO REPUBLIC’S CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023, and 2024:

Unaudited Condensed Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025:

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Mesa Air Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended September 30, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We served as the Company’s auditor from 2019 to 2023.
Phoenix, Arizona
December 29, 2022

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Mesa Air Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Mesa Air Group, Inc. (the Company) as of September 30, 2023, the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity and cash flows, for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
RSM US LLP
We served as the Company’s auditor from 2023 to 2024.
Phoenix, Arizona
January 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Mesa Air Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Mesa Air Group, Inc. (the “Company”) as of September 30, 2024, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows the year ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Forecasted Cash Flows Utilized in Assessment of Going Concern and Impairment of Long-lived Assets
As disclosed in Note 1 of the consolidated financial statements, the Company believes that cash on hand, ongoing cashflows from operations, restructuring debt covenants and agreements, forgiveness of debt based on operational metrics outlined in the United Capacity Purchase Agreement, borrowing capacity under the United Revolving Credit Facility, reimbursement of expenses up to $14.0 million related to the transition to an entirely E-175 fleet, restructuring of operations to defer major expenses, and selling the aircraft and engines held for sale, is adequate to fund operations and meet debt obligations for the next twelve months following the issuance of these financial statements. Accordingly, management has disclosed the factors that give rise to concerns regarding the ability of the Company to continue as a going concern, as well as management’s implemented plan which alleviates the conditions giving rise to substantial doubt. The plan involves the forecast of cash flows to determine whether the Company will have sufficient cash to fund operations and satisfy debt obligations as it becomes due.
As disclosed in Note 2 of the consolidated financial statements the Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. To determine whether impairments exist for aircraft and other related assets used in operations, the Company groups assets at the lowest level for which identifiable cash flows exist. The Company assesses whether indicators of impairment are present for an asset group and, when applicable, the Company evaluates recoverability of the asset group by comparing the undiscounted future cash flows to the carrying amount of the asset group. The Company estimates future cash flows based on projections of capacity purchase block hours, maintenance events, labor costs and other relevant factors. If the asset group is not recoverable, an impairment charge is recorded and the asset group’s carrying amount is reduced to its estimated fair value.
Management engaged experts to calculate the fair value of long-lived assets.
The forecasts of undiscounted cashflows prepared to assess going concern and impairment of long-lived assets were prepared with significant judgment and estimates of future cashflows based on projections of capacity purchase agreement block hours, maintenance events, labor costs, and other relevant factors.
The principal considerations for our determination that performing procedures relating to the forecasts of undiscounted cashflows prepared to assess going concern and impairment of long-lived assets as critical audit matters are (i) the significant judgment by management in estimating capacity purchase block hours, maintenance events, labor costs and other relevant factors, (ii) the significant judgment by management in estimating future compliance with debt covenants, (iii) the significant judgement by management used by experts to calculate the fair value of long-lived assets, and (iv) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the forecasts of undiscounted cashflows and the determination of the fair value of the long-lived assets.
Addressing the critical audit matters involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included (i) testing management’s process for developing the estimates (ii) testing the completeness and accuracy of underlying data used in the estimates (iii) testing future asset sales to generate cash through binding purchase agreements, (iv) testing future compliance with debt covenants based on amended debt agreements, (v) testing changes in revenues and expenses through audit procedures on projected block hours, scheduled future flight plans, pilot attrition, and number of aircraft in service, (vi) testing the valuation of long-lived assets, including the work performed by management’s specialists, and (vii) testing the completeness of the disclosures related to management’s plans.
/s/ Marcum llp
Marcum llp
We have served as the Company’s auditor since 2024
Melville, NY
May 13, 2025

MESA AIR GROUP, INC.
Consolidated Balance Sheets
(in thousands, except share amounts)

	September 30,	September 30,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$15,621	$32,940
Restricted cash	3,009	3,132
Receivables, net ($1,883 and $4,016 from related party)	5,263	8,253
Expendable parts and supplies, net	28,272	29,245
Assets held for sale	5,741	57,722
Prepaid expenses and other current assets	3,371	7,294

Total current assets	61,277	138,586
Property and equipment, net	426,351	698,022
Lease and equipment deposits	1,289	1,630
Operating lease right-of-use assets	7,231	9,709
Deferred heavy maintenance, net	6,396	7,974
Assets held for sale	86,605	12,000
Other assets	7,709	30,546

Total assets	$596,858	$898,467

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and finance leases ($6,604 and $20,500 from related party)	$50,455	$163,550
Current portion of deferred revenue	3,932	4,880
Current maturities of operating leases	1,681	3,510
Accounts payable	72,096	58,957
Accrued compensation	12,797	10,008
Customer deposits	1,189	—
Other accrued expenses	32,308	27,001

Total current liabilities	174,458	267,906
Noncurrent liabilities:
Long-term debt and finance leases, excluding current portion ($30,914 and $30,630 from related party)	259,816	364,728
Noncurrent operating lease liabilities	6,863	8,077
Deferred credits from related party	3,020	4,617
Deferred income taxes	8,173	8,414
Deferred revenue, net of current portion	5,707	16,167
Other noncurrent liabilities	28,579	28,522

Total noncurrent liabilities	312,158	430,525

Total liabilities	486,616	698,431

Commitments and contingencies (Note 16)
Stockholders’ equity:
Common stock of no par value and additional paid-in capital, 125,000,000 shares authorized; 41,331,719 (2024) and 40,940,326 (2023) shares issued and outstanding, 4,899,497 (2024) and 4,899,497 (2023) warrants issued and outstanding	272,376	271,155
Accumulated deficit	(162,134)	(71,119)

Total stockholders’ equity	110,242	200,036

Total liabilities and stockholders’ equity	$596,858	$898,467

See accompanying notes to these consolidated financial statements.

MESA AIR GROUP, INC.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share amounts)

	Year Ended September 30,
	2024	2023	2022
Operating revenues:
Contract revenue (2024—$394,206, 2023—$294,129, and 2022—$207,003 from related party)	$404,322	$421,298	$478,482
Pass-through and other revenue	72,087	76,767	52,519

Total operating revenues	476,409	498,065	531,001

Operating expenses:
Flight operations	184,472	216,748	177,038
Maintenance	184,725	199,648	201,930
Aircraft rent	7,797	6,200	36,989
General and administrative	44,248	48,765	43,966
Depreciation and amortization	40,041	60,359	81,508
Asset impairment	73,709	54,343	171,824
Loss/(Gain) on sale of assets	682	(7,162)	(4,723)
Other operating expenses	6,555	3,510	7,471

Total operating expenses	542,229	582,411	716,003

Operating loss	(65,820)	(84,346)	(185,002)

Other income (expense), net:
Interest expense	(38,455)	(49,921)	(35,289)
Interest income	68	146	139
Gain on investments, net	8,032	—	—
Unrealized (loss)/gain on investments, net	(6,145)	5,408	(13,715)
Gain on extinguishment of debt	2,954	—	—
Gain on debt forgiveness	10,500	—	—
Other expense, net	(1,630)	(148)	(801)

Total other expense, net	(24,676)	(44,515)	(49,666)

Loss before taxes	(90,496)	(128,861)	(234,668)
Income tax expense/(benefit)	519	(8,745)	(51,990)

Net loss and comprehensive loss	$(91,015)	$(120,116)	$(182,678)

Net loss per share attributable to common shareholders
Basic	$(2.21)	$(3.04)	$(5.06)

Diluted	$(2.21)	$(3.04)	$(5.06)

Weighted-average common shares outstanding
Basic	41,137	39,465	36,133

Diluted	41,137	39,465	36,133

See accompanying notes to these consolidated financial statements.

MESA AIR GROUP, INC.
Consolidated Statements of Stockholders’ Equity
(in thousands, except share amounts)

	Number of Shares	Number of Warrants	Common Stock and Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at September 30, 2021	35,958,759	4,899,497	$256,372	$231,675	$488,047

Stock compensation expense	—	—	2,761	—	2,761
Payment of tax withholding for RSUs	(147,108)	—	(455)	—	(455)
Restricted shares issued	455,303	—	100	—	100
Employee share purchases	109,943	—	399	—	399
Net l os s	—	—	—	(182,678)	(182,678)

Balance at September 30, 2022	36,376,897	4,899,497	$259,177	$48,997	$308,174

Stock compensation expense	—	—	2,275	—	2,275
Payment of tax withholding for RSUs	(204,486)	—	(363)	—	(363)
Restricted shares issued	585,401	—	—	—	—
United Stock Issuance	4,042,061		9,782		9,782
Employee share purchases	140,453	—	284	—	284
Net loss	—	—	—	(120,116)	(120,116)

Balance at September 30, 2023	40,940,326	4,899,497	$271,155	$(71,119)	$200,036

Stock compensation expense	—	—	1,329	—	1,329
Payment of tax withholding for RSUs	(112,698)	—	(138)	—	(138)
Restricted shares issued	448,719	—	—	—	—
Employee share purchases	55,372	—	30	—	30
Net loss	—	—	—	(91,015)	(91,015)

Balance at September 30, 2024	41,331,719	4,899,497	$272,376	$(162,134)	$110,242

See accompanying notes to these consolidated financial statements.

MESA AIR GROUP, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended September 30,
	2024	2023	2022
Cash flows from operating activities:
Net (Loss)/Income	$(91,015)	$(120,116)	$(182,678)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation and amortization	40,041	60,359	81,508
Stock compensation expense	1,329	2,275	2,761
Unrealized loss/(gain) on investments, net	6,145	(5,408)	13,715
Realized gain on investments, net	(8,032)	—	—
Deferred income taxes	(242)	(9,304)	(52,221)
Amortization of deferred credits	(1,067)	1,535	(852)
Amortization of debt discount and issuance costs and accretion of interest into long-term debt	8,334	6,324	9,681
Asset impairment	73,709	54,343	171,824
(Gain)/Loss on sale of assets	682	(7,162)	(4,723)
Loss/(Gain) on extinguishment of debt	(2,954)	1,505	397
Gain on debt forgiveness	(10,500)	—	—
Other	4,277	2,236	867
Changes in assets and liabilities:
Receivables	2,990	(4,275)	(811)
Expendable parts and supplies	(1,334)	(2,530)	(2,882)
Prepaid expenses and other operating assets and liabilities	4,126	(769)	(679)
Accounts payable	13,742	496	(2,772)
Deferred heavy maintenance, net	(1,637)	(1,382)	(8,066)
Deferred revenue	(11,068)	(3,020)	(10,432)
Accrued expenses and other liabilities	7,281	(3,938)	(3,175)
Operating lease right-of-use assets and liabilities	(563)	4,740	1,900

Net cash provided by (used in) operating activities	34,244	(24,091)	13,362

Cash flows from investing activities:
Capital expenditures	(20,313)	(36,641)	(40,814)
Proceeds from (purchases of) investments in equity securities, net	9,617	—	(200)
Proceeds from sale of aircraft and engines, net of transaction costs	158,334	178,644	50,000
Investment transaction costs	(380)	—	—
Receipt (payment) of equipment and other deposits	1,530	282	(7,621)

Net cash provided by investing activities	148,788	142,285	1,365

Cash flows from financing activities:
Proceeds from long-term debt	86,855	60,878	39,811
Principal payments on long-term debt and finance leases	(286,299)	(203,029)	(114,910)
Payments of debt and warrant issuance costs	—	(917)	(2,414)
Proceeds from issuance of common stock under ESPP	30	284	399
Debt prepayment costs	(922)	—	—
Payment of tax withholding for RSUs	(138)	(363)	(455)

Net cash used in financing activities	(200,474)	(143,147)	(77,569)

Net change in cash, cash equivalents and restricted cash	(17,442)	(24,953)	(62,842)
Cash, cash equivalents and restricted cash at beginning of period	36,072	61,025	123,867

Cash, cash equivalents and restricted cash at end of period	$18,630	$36,072	$61,025

Supplemental cash flow information
Cash paid for interest	$31,492	$38,410	$24,895
Cash paid for income taxes, net	$—	$419	$487
Operating lease payments in operating cash flows	$4,585	$9,476	$36,262
Supplemental non-cash operating activities
Right-of-use assets obtained in exchange for lease liabilities	$419	$2,919	$6,286
Supplemental non-cash financing activities
Finance lease obtained in exchange for lease liability	$—	$65,481	$—
Principal payments in exchange for transfer of equity investment	$12,610	$—	$—
Principal forgiven	$10,500	$—	$—
Acquisition of finance leases	$—	$—	$15,122
Investments in warrants to purchase common stock	$—	$—	$3,260
Accrued capital expenditures	$—	$196	$1,121
See accompanying notes to these consolidated financial statements.

MESA AIR GROUP, INC.
Notes to Consolidated Financial Statements

1.	Organization and Operations
The Company
Headquartered in Phoenix, Arizona, Mesa Air Group, Inc. (“Mesa,” the “Company,” “we,” “our,” or “us”) is the holding company of Mesa Airlines, a regional air carrier providing scheduled passenger service to 67 cities in 34 states, Cuba, and Mexico. As of September 30, 2024, Mesa operated a fleet of 67 regional aircraft consisting of 55
E-175
aircraft and 12
CRJ-900
aircraft with approximately 265 daily departures. Mesa’s fleet were conducted under our CPA and FSA, leased to a third party, held for sale or maintained as operational spares during the fiscal year ended September 30, 2024. Mesa operates all of its flights as United Express flights pursuant to the terms of the CPA entered into with United. Prior to the voluntary wind-down of the FSA with DHL on March 1, 2024, Mesa also operated flights as DHL Express flights pursuant to the terms of the FSA. All of the Company’s consolidated contract revenues for the fiscal years ended September 30, 2024 and 2023 were derived from operations associated with the United CPA, DHL FSA, leases of aircraft to a third party, and Mesa Pilot Development (“MPD”). The Company also generated contract revenues for the fiscal year ended September 30, 2023 from the Company’s CPA with American prior to the wind-down and termination of the American CPA on April 3, 2023.
The United CPA involves a revenue-guarantee arrangement whereby United pays fixed-fees for each aircraft under contract, departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time), and reimbursement of certain direct operating expenses in exchange for providing flight services. United also pays certain expenses directly to suppliers, such as fuel, ground operations and landing fees. Under the terms of the CPA, United controls route selection, pricing, and seat inventories, reducing our exposure to fluctuations in passenger traffic, fare levels, and fuel prices.
Liquidity and Going Concern
During our fiscal year ended September 30, 2024, the decrease in scheduled flying activity associated with the transition of our operations with American to United, increased costs associated with pilot wages, together with increasing interest rates adversely impacted our financial results, cash flows, financial position, and other key financial ratios. Additionally, United has asked us to accelerate the removal of our
CRJ-900
aircraft and transition the pilots to our
E-175
fleet. These events will lead to increased costs and impact our block hour capabilities while these pilots are in training.
As a result of the decrease in scheduled flying activity for United, we produced less block hours to generate revenues. During the fiscal year ended September 30, 2024, these challenges resulted in a negative impact on the Company’s financial results highlighted by net loss of $91.0 million, primarily due to impairment expense of $73.7 million related to held for sale assets during the year. These conditions and events raised concerns about our ability to continue to fund our operations and meet our debt obligations over the next twelve months from the filing of this Form
10-K.
To address such concerns, management developed and implemented certain material changes to our business designed to ensure the Company could continue to fund its operations and meet its debt obligations over the next twelve months. The following measures were implemented during the year ended September 30, 2024, and through the date of issuance of the financial statements.

•
On April 4, 2025, the Company entered into the Three Party Agreement between United, Republic, and the Company, which provides for, among other things, the following, each subject to the completion of the Merger Agreement:

•	Termination of the United CPA.

•	The Company to sell or dispose of all remaining Eligible Assets (as defined in the Three Party Agreement).

•	The Company to extinguish all remaining debt with cash and sale of assets. Any remaining debt will be assumed by the surviving corporation or forgiven by United.

•	A three percent (3%) increase in CPA block hour rates, retroactive to January 1, 2025.

•	The transfer of all of the Company’s rights and obligations under its agreements with Archer (as discussed in Note 17).

•	On April 4, 2025, we entered into the Sixth Amendment to the Third Amended and Restated Capacity Purchase Agreement with United which provides for the following:

•	The extension of the CPA rate increases agreed upon in the January 2024 United CPA Amendments, retroactive to January 1, 2025, through March 31, 2026.

•	The extension of incentives for achieving certain performance metrics, retroactive to July 1, 2024, through March 31, 2026.

•
On April 4, 2025, we entered into the Sixth Amendment to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of an existing financial covenant default with respect to the period ended March 31, 2025, and a projected financial covenant default with respect to the periods ending June 30, 2025, September 30, 2025, December 31, 2025, and March 31, 2026, each relating to a minimum liquidity requirement under our United Revolving Credit Facility.

•
On April 3, 2025, we entered into a purchase agreement with a third party which provides for the sale of 23 GE model
CF34-8C
engines to the third party for expected gross proceeds of $16.3 million, which will be used to pay down our UST Loan.

•
On December 31, 2024, we entered into an Aircraft Purchase Agreement with United which provides for the sale of
18 E-175
aircraft to United for gross proceeds of $227.7 million and net proceeds of $84.7 million after the retirement of debt. Subsequently, we closed the sale of all 18 aircraft to United.

•
On December 30, 2024, we received notice from United that $4.5 million of our Effective Date Revolving Loan balance under our United Revolving Credit Facility has been forgiven for achieving certain operational performance metrics outlined in the United CPA.

•
On December 24, 2024, we entered into a purchase agreement with a third party which provides for the sale of
15 CRJ-900
airframes to the third party for expected gross proceeds of $19.0 million, which will be used to pay down our UST Loan. On April 3, 2025, the purchase agreement was amended to include an additional
14 CRJ-900
airframes to be sold to the third party for expected gross proceeds of $9.1 million. The total expected gross proceeds of $28.1 million will be used to pay down our UST Loan.

•
On December 23, 2024, we entered into an agreement with the UST to lower the minimum CCR covenant to .99 to 1.0 effective as of November 22, 2024 through February 28, 2025. After such date, the CCR will revert to 1.55 to 1.0. The agreement also requires the Company to use its reasonable best efforts to cause counterparties to all Receivables (as defined in the Treasury Loan) (whether or not constituting “Eligible Receivables” (as defined in the Treasury Loan)) of the Company to be paid to the Eligible Receivables Account (as defined in the Treasury Loan). Receivables generated from the sale of assets that are not Collateral (as defined in the Treasury Loan) are excluded from the scope of the foregoing requirement. As a result of the lower CCR covenant, we are in compliance with this covenant as of September 30, 2024. Additionally, on March 18, 2025, we entered into a new CCR Modification Agreement with the UST to lower the minimum CCR covenant to .91 to 1.0 effective as of February 28, 2025 through the maturity date of the loan.

•	On December 23, 2024, we entered into a Waiver to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of an existing financial covenant default with respect to the period July 1, 2024 to December 23, 2024 and a projected financial covenant default with respect to the period December 24, 2024 to December 31, 2024, each relating to a minimum liquidity requirement under our United Revolving Credit Facility.

•	On December 23, 2024, we entered into the Fourth Amendment to our Third Amended and Restated United CPA which provides for the following:

•	Amended certain scheduled exit dates for our E-175 and CRJ-900 Covered Aircraft (as defined in the United CPA).

•	Added provisions relating to the reimbursement by United of up to $14.0 million of pilot training costs incurred by the Company with respect to its E-175 aircraft.

•
On September 25, 2024, we reached an agreement with United which provides for, among other things, the commitment to buy our two CRJ-700
aircraft out of their lease with GoJet and to purchase such aircraft for total proceeds of $11.0 million, $4.5 million of which will pay down the outstanding obligations. Subsequent to September 30, 2024, we closed the sale of the two CRJ-700
aircraft to United.

•	Based on the most recent appraisal value of our spare parts, we have $12.4 million of borrowing capacity under our United Revolving Credit Facility.

•
In addition to already executed agreements to sell aircraft, the Company is actively seeking arrangements to sell other surplus assets primarily related to the CRJ fleet including aircraft, engines, and spare parts to reduce debt and optimize operations.

•	We have delayed and/or deferred major spending on aircraft and engine maintenance to match the current and projected level of flight activity.
The Company believes the plans and initiatives outlined above have effectively alleviated the financial concerns and will allow the Company to meet its cash obligations for the next twelve months following the issuance of its financial statements. The forecast of undiscounted cash flows prepared to determine if the Company has the ability to meet its cash obligations over the next twelve months was prepared with significant judgment and estimates of future cash flows based on projections of CPA block hours, maintenance events, labor costs, and other relevant factors. Assumptions used in the forecast may change or not occur as expected.
As of July 16, 2024, the Company was not in compliance with a financial covenant related to a minimum liquidity requirement of $15.0 million of cash and cash equivalents associated with its Second Amended and Restated Credit and Guaranty Agreement with United. On December 23, 2024, the Company entered into a Waiver to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver for the financial covenant default with respect to the period July 1, 2024 to December 23, 2024 and a projected financial covenant default with respect to the period December 24, 2024 to December 31, 2024. Further, on April 4, 2025, the Company entered into the Sixth Amendment to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of an existing financial covenant default with respect to the period ended March 31, 2025, and a projected financial covenant default with respect to the periods ending June 30, 2025, September 30, 2025, December 31, 2025, and March 31, 2026. As of the issuance of this Form
10-K,
we are in compliance with all financial covenants.
As of September 30, 2024, the Company had $50.5 million of principal maturity payments on long-term debt due within the next twelve months. Additionally, all outstanding principal amounts of $113.7 million as of September 30, 2024, under our UST Loan are due and payable in a single installment on October 30, 2025. We plan to meet these obligations with our cash on hand, ongoing cashflows from our operations, and the liquidity created from the additional measures identified above. If our plans are not realized, we intend to explore additional opportunities to create liquidity by refinancing and deferring repayment of our principal maturity payments that are due within the next twelve months. The Company continues to monitor covenant compliance with its lenders as any noncompliance could have a material impact on the Company’s financial position, cash flows and results of operations. As of September 30, 2024, the Company is in compliance with all financial covenants. See Sources and Uses of Cash in “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional disclosure.
United Capacity Purchase Agreement
Under the United CPA, we currently have the ability to fly up to 67 aircraft for United. During the fiscal year ended September 30, 2024, United began exercising its right under Section 2.4(a) of the United CPA to remove
CRJ-900
Covered Aircraft (as defined in the United CPA). 14
CRJ-900
aircraft were removed from the CPA, and the remaining 12 will be removed from the CPA by the end of February 2025. As of September 30, 2024 we operated 55
E-175
and 12
CRJ-900
aircraft under our United CPA. Under the United CPA, United owns 42 of our 60
E-175
aircraft. The
E-175
aircraft owned by United and leased to us have terms expiring between 2024 and 2028, and the 18
E-175
aircraft owned by us have terms expiring in 2028.
In exchange for providing flight services under our United CPA, we receive a fixed monthly minimum amount per aircraft under contract plus certain additional amounts based upon the number of flights and block hours flown and the results of certain performance metrics. United also reimburses us for certain costs on an actual basis, including property tax per aircraft and passenger liability insurance. Other expenses, including fuel and certain landing fees, are directly paid to suppliers by United.
United reimburses us on a pass-through basis for certain costs related to heavy airframe and engine maintenance, landing gear, auxiliary power units (“
APUs
”) and component maintenance for the aircraft owned by United. Our United CPA permits United, subject to certain conditions, including the payment of certain costs tied to aircraft type, to terminate the agreement in its discretion, or remove aircraft from service, by giving us notice of 90 days or more. If United elects to terminate our United CPA in its entirety or permanently remove select aircraft from service, we are permitted to return any of the affected aircraft leased from United at no cost to us. In addition, if United removes any of our 18 owned
E-175
aircraft from service at its direction, United would remain obligated, at our option, to assume the aircraft ownership and associated debt with respect to such aircraft through the end of the term of the United CPA.
Subsequent to September 30, 2024, we amended our United CPA, providing for the following:

•	The extension of the CPA rate increases agreed upon in the January 2024 United CPA Amendments through March 31, 2026.

•	The extension of incentives for achieving certain performance metrics through March 2026.

•	The commitment of a combined fleet of 60 CRJ-900 and E-175 aircraft through February 2025, and an entirely E-175 fleet by March 2025.

•	Reimbursement of up to $14.0 million of expenses related to the transition to an entirely E-175 fleet.

•	Amendment of certain scheduled exit dates for our E-175 and CRJ-900 Covered Aircraft (as defined in the United CPA).
On January 11, 2024 and January 19, 2024, we entered into the January 2024 United CPA Amendments which provide for the following:

•	Increased CPA rates, retroactive to October 1, 2023 through December 31, 2024.

•	Amended certain notice requirements for removal by United of up to eight CRJ-900 Covered Aircraft (as defined in the United CPA) from the United CPA.

•	Extended United’s existing utilization waiver for the Company’s operation of E-175 and CRJ-900 Covered Aircraft (as defined in the United CPA) to June 30, 2024.

Our United CPA is subject to early termination prior to its expiration in various circumstances including:

•	If certain operational performance factors fall below a specified percentage for a specified time, subject to notice under certain circumstances;

•	If we fail to perform the material covenants, agreements, terms or conditions of our United CPA or similar agreements with United, subject to 30 days’ notice and cure rights;

•	If either United or we become insolvent, file bankruptcy, or fail to pay debts when due, the non-defaulting party may terminate the agreement;

•	If we merge with, or if control of us is acquired by another air carrier or a corporation directly or indirectly owning or controlling another air carrier;

•
United, subject to certain conditions, including the payment of certain costs tied to aircraft type, may terminate the agreement in its discretion, or remove
E-175
aircraft from service, by giving us notice of 90 days or more; and

•
If United elects to terminate our United CPA in its entirety or permanently remove aircraft from service, we are permitted to return any of the affected
E-175
aircraft leased from United at no cost to us.

DHL Flight Services Agreement
On December 20, 2019, we entered into a FSA with DHL (the “DHL FSA”). Under the terms of the DHL FSA, we operated four Boeing 737 aircraft to provide cargo air transportation services. In exchange for providing cargo flight services, we received a fee per block hour with a minimum block hour guarantee. We were eligible for a monthly performance bonus or subject to a monthly penalty based on timeliness and completion performance. Ground support expenses including fueling and airport fees were paid directly by DHL. On March 15, 2024, we entered into Amendment No. 3 to our DHL FSA which provided for the wind-down and termination of our flight operations on behalf of DHL. As part of this Amendment, we received $1.0 million for wind-down and associated costs.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (
“
GAAP
”
) and include the accounts of the Company and its wholly owned operating subsidiaries. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (
“
ASC
”
) and Accounting Standards Update (“
ASU
”) of the Financial Accounting Standards Board (“
FASB
”). All intercompany accounts and transactions have been eliminated in consolidation.
The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company generated a net loss of $91.0 million and had cash flow provided by operations of $34.2 million for the year ended September 30, 2024. As of September 30, 2024, the Company had a working capital deficit of $113.2 million, an accumulated deficit of $162.1 million, and cash and cash equivalents of $15.6 million.
The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, issuing debt, entering into other financing arrangements, restructuring of operations to grow revenues and decrease expenses, or the sale of assets.

Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.
Segment Reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. In consideration of ASC 280, “
Segment Reporting,
” we are not organized around specific services or geographic regions. We currently operate in one service line providing scheduled flying services in accordance with our CPA.
While we operate under our CPA, we do not manage our business based on any performance measure at the individual contract level. As of September 30, 2024, our chief operating decision maker (“CODM”) was the Chief Executive Officer. Our CODM uses consolidated financial information to evaluate our performance, which is the same basis on which he communicates our results and performance to our Board of Directors. Our CODM bases all significant decisions regarding the allocation of our resources on a consolidated basis. Based on the information described above and in accordance with the applicable literature, management has concluded that we are organized and operated as one operating and reportable segment.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
Restricted Cash
Restricted cash primarily includes deposits in trust accounts to collateralize letters of credit and to fund workers’ compensation claims, landing fees, and other business needs. Restricted cash is stated at cost, which approximates fair value.
The Company has an agreement with a financial institution for a $6.0 million letter of credit facility to issue letters of credit for landing fees, workers’ compensation insurance, and other business needs. Pursuant to such agreement, $3.0 million and $3.1 million of outstanding letters of credit are required to be collateralized by amounts on deposit as of September 30, 2024 and 2023, respectively, which are classified as restricted cash.
Cash, cash equivalents and restricted cash consist of the following:

	September 30, 2024	September 30, 2023
Cash and cash equivalents	$15,621	$32,940
Restricted cash	3,009	3,132

Total cash, cash equivalents and restricted cash	$18,630	$36,072

Expendable Parts and
Supplies
Expendable parts and supplies are stated at cost, less an allowance for obsolescence. The Company provides an allowance for obsolescence for such parts and supplies over the useful life of its aircraft after considering the useful life of each aircraft fleet, the estimated cost of expendable parts expected to be on hand at the end of the useful life, and the estimated salvage value of the parts. This allowance for expendable parts account was $4.7 million and $4.1 million as of September 30, 2024 and 2023, respectively.
Property and Equipment
Property and equipment are stated at cost, net of manufacturer incentives, and depreciated over their estimated useful lives to their estimated salvage values, which are 20% for aircraft and rotable spare parts, using the straight-line method.
Estimated useful lives of the various classifications of property and equipment are as follows:

Property and Equipment	Estimated Useful Life
Buildings	30 years
Aircraft	25 years from the manufacture date
Flight equipment	7-20 years
Equipment	5-9 years
Furniture and fixtures	3-5 years
Vehicles	5 years
Rotable spare parts	Life of the aircraft or term of the lease, whichever is less
Leasehold improvements	Life of the aircraft or term of the lease, whichever is less
Long-lived assets to be held
and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. The Company records an impairment loss if (i) the undiscounted future cash flows are found to be less than the carrying amount of the asset or asset group, and (ii) the carrying amount of the asset or asset group exceeds its fair value. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to its estimated fair value.
To determine
whether impairments exist for aircraft and other related assets used in operations, we group assets at the CPA level (i.e., the lowest level for which there are identifiable cash flows) and then estimate future cash flows based on projections of capacity purchase block hours, maintenance events, labor costs and other relevant factors. If an asset group is impaired, the impairment loss recognized is the amount by which the asset group’s carrying amount exceeds its estimated fair value. We estimate aircraft fair values using published sources, appraisals and bids received from third parties, as available. Due to operating losses and the removal of
CRJ-900
aircraft from the United CPA, we evaluated our United fleet as of September 30, 2024, and determined that future cash flows from the operation of our fleet through the remaining useful life exceeded the carrying value of the fleet. As such, no impairment expenses were recorded to our fleet. The Company did not
recognize impairment expenses to our fleet during the fiscal years ended September 30, 2024 and 2023, and recognized $109.7 million in impairment on property and equipment and other long-lived assets for the fiscal year ended September 30, 2022.
Assets Held for Sale
We classify assets as held for sale when (i) our management approves and commits to a formal plan of sale that is probable of being completed within one year; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer has been initiated; (iv) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Assets designated as held for sale are recorded at the lower of their current carrying value or their fair market value, less costs to sell, beginning in the period in which the assets meet the criteria to be classified as held for sale. If the market value, less costs to sell, is lower than the current carrying value, an impairment loss is recorded on the asset designated as held for sale. The Company recognized impairment expenses of $73.7 million, $50.6 million, and $62.1 million on assets designated as held for sale for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. See Note 6—“Assets Held for Sale” for further discussion of our assets classified as held for sale as of September 30, 2024
Fair Value Measurements
The Company accounts for assets and liabilities in accordance with accounting standards that define fair value and establish a consistent framework for measuring fair value on either a recurring or a nonrecurring basis. Fair value is an exit price representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.
Accounting standards include disclosure requirements relating to the fair values used for certain financial instruments and establish a fair value hierarchy. The hierarchy prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels:

•	Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2—Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3—Unobservable inputs in which there is little or no market data, requiring an entity to develop its own assumptions.
Debt
Financing Costs
Debt financing costs consist of payments made to issue debt related to the purchase of aircraft, flight equipment, and certain flight equipment maintenance costs. The Company defers the costs and amortizes them to interest expense over the term of the debt agreement. Debt financing costs related to a recognized debt liability are presented as a direct deduction from the carrying amount of the related long-term debt on the consolidated balance sheet.
Other
Assets
Other noncurrent assets primarily consist of a contract asset related to the issuance of equity to United as part of the United CPA. Upon entering into the United CPA and issuing equity to United, the Company recorded the contract asset at fair value of the shares issued to United. The contract asset is amortized as a reduction of revenue over the term of the CPA.
Lease incentives represent amounts paid or payable by Mesa to the lessee and are amortized as a reduction of lease revenue over the term of the lease. The current portion of the lease incentive assets is included in prepaid expenses and other current assets, and the non-current
portion is included in other assets on the consolidated balance sheet.
Investments in equity securities with readily determinable fair values are adjusted to reflect the market value of the investments each reporting period, with corresponding gains and losses reflected in the statement of operations. Investments in equity securities without readily determinable values are measured at cost less impairment, if any, and are adjusted when there are observable prices of similar or identical investments from the same issuer.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax assets for the value of benefits expected to be realized from the utilization of state and federal net operating loss carryforwards. The Company periodically reviews these assets to determine the likelihood of realization. To the extent the Company believes some portion of the benefit may not be realizable based on the available sources of income, an estimate of the unrealized position is made, and a valuation allowance is recorded. The Company and its consolidated subsidiaries file a consolidated federal income tax return.
Other Noncurrent Liabilities
Other noncurrent liabilities primarily consist of the
non-current
portion of lease incentive obligations and deposits related to the aircraft which Mesa leases to third parties and vendor credit liabilities for future purchases of electric aircraft.
Revenue Recognition
The Company recognizes revenue when the service is provided under its CPA. Under the CPA, United generally pays a fixed monthly minimum amount per aircraft, plus certain additional amounts based upon the number of flights and block hours flown. The contract also includes reimbursement of certain costs incurred by the Company in performing flight services. These costs, known as “pass-through costs,” may include passenger liability insurance as well as aircraft property taxes and other flight service expenditures defined in our agreement. Additionally, for the
E-175
aircraft owned by United, the CPA provides that United will reimburse the Company for heavy airframe and engine maintenance, landing gear, APUs and component maintenance. The Company also receives compensation under its CPA for heavy maintenance expenses at a fixed hourly rate or per aircraft rate for all aircraft in scheduled service other than the
E-175
aircraft owned by United. The Company is eligible to receive incentive compensation upon the achievement of certain performance criteria defined in the agreement. At the end of each period during the term of an agreement, the Company calculates the incentives achieved during that period and recognizes revenue attributable to the agreement during the period accordingly, subject to the variable constraint guidance under ASC 606. All revenue recognized under the CPA is presented as the gross amount billed to United. Due to United’s ownership in the Company (9.8% as of September 30, 2024), revenue recognized under the United CPA is considered related party revenue.
Under the United CPA, the Company has committed to perform various activities that can be generally classified into in-flight
services and maintenance services. When evaluating these services, the Company determined that the nature of its promise is to provide a single integrated service, flight services, because its contracts require integration and assumption of risk associated with both services to effectively deliver and provide the flights as scheduled over the contract term. Therefore, the in-flight
services and maintenance services are inputs to that combined integrated flight service. Both services occur over the term of the agreement and the performance of maintenance services significantly affects the utility of the in-flight
services. The Company’s individual flights flown under the CPA are deemed to be distinct and the flight service promised in the CPA represents a series of services that is accounted for as a single performance obligation. This single performance obligation is satisfied over time as the flights are completed. Therefore, revenue is recognized when each flight is completed.
In allocating the transaction price, variable payments (i.e., billings based on flights and block hours flown, pass-through costs, etc.) that relate specifically to the Company’s efforts in performing flight services are recognized in the period in which the individual flight is completed. The Company has concluded that allocating the variability directly to the individual flights results in an overall allocation meeting the objectives in ASC 606. This results in a pattern of revenue recognition that follows the variable amounts billed from the Company to their customers.
A portion of the Company’s compensation under its CPAs with United and previously American is designed to reimburse the Company for certain aircraft ownership costs. The Company has concluded that a component of its revenue under these agreements is deemed to be lease revenue, as such agreements identify the “right of use” of a specific type and number of aircraft over a stated
period-of-time.
The lease revenue associated with the Company’s CPA is accounted for as an operating lease and is reflected as contract revenue on the Company’s consolidated statements of operations and comprehensive loss. The Company recognized $123.0 million, $144.7 million, and $158.4 million of lease revenue for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. The Company has not separately stated aircraft rental income and aircraft rental expense in the consolidated statements of operations and comprehensive loss because the use of the aircraft is not a separate activity of the total service provided.
The Company’s CPA is renewable periodically and contain provisions pursuant to which the parties could terminate their respective agreements, subject to certain conditions, as described in Note 1. The CPA also contains terms with respect to covered aircraft, services provided, and compensation as described in Note 1. The CPA is amended from time to time to change, add, or delete terms of the agreements.
The Company’s revenues could be impacted by a number of factors, including amendment or termination of its CPA, contract modifications resulting from contract renegotiations, its ability to earn incentive payments contemplated under applicable agreements, and settlement of reimbursement disputes with United. In the event contracted rates are not finalized at a quarterly or annual financial statement date, the Company evaluates the enforceability of its contractual terms and when it has an enforceable right, it estimates the amount the Company expects to be entitled subject to the variable constraint guidance under ASC 606.
The Company records deferred revenue when cash payments are received or are due from United in advance of the Company’s performance. The deferred revenue balance as of September 30, 2024 of $9.6 million (current and non-current
portion) represents our aggregate remaining performance obligations that will be recognized as revenue over the period in which the performance obligations are satisfied (as flights are completed over the remaining contract term). Deferrals of revenue and recognition of previously deferred revenue during fiscal year 2024 are shown below:

Revenue Deferred/(Recognized)
Deferred revenue as of September 30, 2023	$21,047
Fixed revenue deferrals	3,633
Pass-through revenue deferrals	2,002
Previously deferred fixed revenue recognized	(12,653)
Previously deferred pass-through revenue recognized	(4,390)

Deferred revenue as of September 30, 2024	$9,639

Contract
Liabilities
Contract liabilities consist of deferred credits representing upfront payments received from United related to aircraft modifications associated with the CPA and pilot training. The deferred credits are recognized over time depicting the pattern of transfer of the related services over the term of the CPA.
Current and
non-current
deferred credits are recorded to other accrued expenses and
non-current
deferred credits in the consolidated balance sheets, respectively. The Company’s total current and non-current
deferred

credit balances at September 30, 2024 and September 30, 2023 were $4.1 million and $5.1 million, respectively. The Company recognized $1.8 million, $1.7 million, and $0.9 million of the deferred credits within contract revenue in the consolidated statements of operations and comprehensive loss during the fiscal years ended September 30, 2024, 2023, and 2022, respectively.
Contract Assets
The Company recognizes assets from the incremental costs incurred to obtain contracts with major partners including aircraft painting, aircraft reconfiguration, flight service personnel training costs, and the issuance of stock. These costs are amortized based on the pattern of transfer of the services in relation to flight hours over the term of the contract. Contract assets are recorded as other assets in the consolidated balance sheets. The Company’s contract assets balance at September 30, 2024 and September 30, 2023 was approximately $6.1 million and $8.8 million, respectively. Contract cost amortization was approximately $2.7 million, $1.0 million, and zero for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.
Maintenance Expense
The Company operates under an FAA approved continuous inspection and maintenance program. The cost of non-major
scheduled inspections and repairs and routine maintenance costs for all aircraft and engines are charged to maintenance expense as incurred.
The Company accounts for heavy maintenance and major overhaul costs on its owned
E-175
fleet under the deferral method whereby the cost of heavy maintenance and major overhaul is deferred and amortized until the earlier of the end of the useful life of the related asset or the next scheduled heavy maintenance event. Amortization of heavy maintenance and major overhaul costs charged to depreciation and amortization expense was approximately $3.2 million, $3.1 million, and $1.9 million for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. At September 30, 2024 and September 30, 2023, the Company had a deferred heavy maintenance balance, net of accumulated amortization, of approximately $6.4 million and $8.0 million, respectively. The Company accounts for heavy maintenance and major overhaul costs for all other fleets under the direct expense method whereby costs are expensed to maintenance expense as incurred, except for certain maintenance contracts where labor and materials price risks have been transferred to the service provider and require payment on a utilization basis, such as flight hours. Costs incurred for maintenance and repair for utilization maintenance contracts where labor and materials price risks have been transferred to the service provider are charged to maintenance expense based on contractual payment terms. Our maintenance policy is determined by fleet when major maintenance is incurred.
Under the Company’s aircraft operating lease agreements and FAA operating regulations, it is obligated to perform all required maintenance activities on its fleet, including component repairs, scheduled airframe checks and major engine restoration events. The Company estimates the timing of the next major maintenance event based on assumptions including estimated usage,
FAA-mandated
maintenance intervals, and average removal times as recommended by the manufacturer. The timing and the cost of maintenance are based on estimates, which can be impacted by changes in utilization of its aircraft, changes in government regulations and suggested manufacturer maintenance intervals. Major maintenance events consist of overhauls to major components.
Engine overhaul expense totaled approximately $23.0 million, $32.4 million, and $23.6 million for the fiscal years ended September 30, 2024, 2023, and 2022, respectively, of which approximately $23.5 million, $31.9 million, and $21.7 million, respectively, was pass-through expense. The Company received approximately $0.5 million from an insurance claim reimbursement during fiscal year 2024 which was net against engine overhaul expense. Airframe
C-check
expense totaled approximately $22.9 million, $23.4 million, and $22.1 million for the fiscal years ended September 30, 2024, 2023, and 2022, respectively, of which approximately $16.3 million, $16.9 million, and $3.2 million, respectively, was pass-through expense.
Pursuant to the United CPA, United reimburses the Company for heavy maintenance on certain
E-175
aircraft. Those reimbursements are included in pass-through and other revenue. See Note 1—“Organization and Operations” for further information.

Leases
We determine if an arrangement is a lease at inception. As a lessee, we have lease agreements with lease and non-lease
components and have elected to account for such components as a single lease component. Our operating lease activities are recorded in operating lease right-of-use
assets, current maturities of operating leases, and noncurrent operating lease liabilities in the consolidated balance sheets. Finance leases are reflected in property and equipment, net, current portion of long-term debt and finance leases, and long-term debt and finance leases, excluding current portion in the consolidated balance sheets.
Right-of-use
(“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Variable lease payments are not included in the calculation of the right-of-use
assets and lease liability due to uncertainty of the payment amount and are recorded as lease expense in the period incurred. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term, while finance leases result in a front-loaded expense pattern.
To determine whether impairments exist for aircraft and other related assets used in operations, we group assets, including ROU assets, at the CPA level (i.e., the lowest level for which there are identifiable cash flows) and then estimate future cash flows based on projections of capacity purchase block hours, maintenance events, labor costs and other relevant factors. As all of our aircraft leases besides short-term aircraft leases are leased to us from United at nominal amounts and not recorded on our books, we did not assess leased aircraft for impairment. The Company did not record impairment losses for the fiscal years ended September 30, 2024 and 2023, and recorded a $10.5 million impairment loss for the fiscal year ended September 30, 2022.
As a lessee, we have elected a short-term lease practical expedient on all classes of underlying assets, permitting us to not apply the recognition requirements of this standard to leases with terms of 12 months or less.
Our CPA identifies the “right of use” of a specific type and number of aircraft over a stated
period-of-time.
A portion of the compensation under our CPA is designed to reimburse the Company, as lessor, for certain aircraft ownership costs of these aircraft. We account for the non-lease
component under ASC 606 and account for the lease component under ASC 842. We allocate the consideration in the contract between the lease and non-lease
components based on their stated contract prices, which is based on a cost basis approach representing our estimate of the stand-alone selling prices.
As discussed in Note 1, we lease, at nominal rates, certain aircraft from United under our United CPA, which are excluded from operating lease assets and liabilities as they do not represent embedded leases under ASC 842. Other than nominal leases with United, approximately 7% of our aircraft are leased from third parties, all of which are short-term leases. Our aircraft classified as operating leases results in rental payments being charged to expense over the term of the related leases. In the event that we or United decide to exit an activity involving leased aircraft, losses may be incurred. In the event that we exit an activity that results in exit losses, these losses are accrued as each aircraft is removed from operations for early termination penalties, lease settle up and other charges. Additionally, any remaining ROU assets and lease liabilities will be written off.

3.	Contract Revenue and Pass-through and Other Revenue
The Company recognizes contract revenue when the service is provided under its CPA. Under the CPA, United generally pays for each departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time) incurred, and an amount per aircraft in service each month with additional incentives based on flight completion, on-time
performance, and other operating metrics. The Company’s performance obligation is met when each flight is completed, and revenue is recognized and reflected in contract revenue.
The Company recognizes pass-through revenue when the service is provided under its CPA. Pass-through revenue represents reimbursements for certain direct expenses incurred including passenger liability insurance, property taxes, other direct costs defined within the CPA, and major maintenance on aircraft leased at nominal rates. The Company’s performance obligation is met when each flight is completed or as the maintenance services are performed, and revenue is recognized and reflected in pass-through and other revenue.
The Company records deferred revenue when cash payments are received or are due from United in advance of the Company’s performance, including amounts that are refundable. The Company recognized approximately $11.4 million and $3.0 million of previously deferred revenue during the fiscal years ended September 30, 2024 and 2023, respectively, which was billed to and paid by United as well as American prior to the wind-down of the American CPA during fiscal year 2023. Deferred revenue is recognized as flights are completed over the remaining contract term.
The deferred revenue balance as of September 30, 2024 represents our aggregate remaining performance obligations that will be recognized as revenue over the period in which the performance obligations are satisfied, and is expected to be recognized as revenue as follows (in thousands):

Periods Ending September 30,	Total Revenue
2025	$3,932
2026	2,259
2027	2,224
2028	1,192
Thereafter	32

Total	$9,639

A portion of the
Company
’s compensation under its CPA with United is designed to reimburse the Company for certain aircraft ownership costs. Such costs include aircraft principal and interest debt service costs, aircraft depreciation, and interest expense or aircraft lease expense costs while the aircraft is under contract. The Company has concluded that a component of its revenue under this agreement is deemed to be lease revenue, as the agreement identifies the “right of use” of a specific type and number of aircraft over a stated
period-of-time.
We account for the
non-lease
component under ASC 606 and account for the lease component under ASC 842. We allocate the consideration in the contract between the lease and non-lease
components based on their stated contract prices, which is based on a cost basis approach representing our estimate of the stand-alone selling prices.
The lease revenue associated with the Company’s CPA is accounted for as an operating lease and is reflected as contract revenue on the Company’s consolidated statements of operations and comprehensive loss. The
Company
recognized approximately $123.0 million, $144.7 million, and $158.4 million of lease revenue for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. The Company has not separately stated aircraft rental income and aircraft rental expense in the consolidated statements of operations and comprehensive loss because the use of the aircraft is not a separate activity from the total service provided under our CPA.
The Company entered into lease agreements with GoJet Airlines LLC (“GoJet”) to lease
CRJ-700
aircraft as of September 30, 2021. The lease agreements are accounted for as operating leases and had a term of nine years beginning on the delivery date of each aircraft. Under the lease agreements, GoJet pays fixed monthly rent per aircraft and variable lease payments for supplemental rent based on monthly aircraft utilization at fixed rates.

Supplemental rent payments are subject to reimbursement following GoJet’s completion of qualifying maintenance events defined in the lease agreements. Lease revenue for fixed monthly rent payments is recognized on a straight-line basis within contract revenue. Lease revenue for supplemental rent is deferred and recognized within contract revenue when it is probable that amounts received will not be reimbursed for future qualifying maintenance events over the lease term. Subsequent to September 30, 2024, we entered into an agreement with United to buy the remaining aircraft out of their lease with GoJet.
The Company mitigated the residual asset risks through supplemental rent payments and by leasing aircraft and engine types that can be operated by the Company in the event of a default. Additionally, the operating leases included specified lease return condition requirements and the Company maintains inspection rights under the leases. Lease incentive obligations for reimbursements of certain aircraft maintenance costs are recognized as lease incentive assets and were amortized on a straight-line basis and recognized as a reduction to lease revenue over the lease term.

4.	Recent Accounting Pronouncements
We continue to evaluate recent accounting pronouncements and the effect that new standards and guidance has on our consolidated financial statements. There are no recent accounting pronouncements that apply to the Company.

5.	Concentrations of Credit Risk
Financial instruments that potentially expose the Company to a concentration of credit risk consist principally of cash and cash equivalents that are primarily held by financial institutions in the United States and accounts receivable. Amounts on deposit with a financial institution may at times exceed federally insured limits. The Company maintains its cash accounts with high credit quality financial institutions and, accordingly, minimal credit risk exists with respect to the financial institutions. As of September 30, 2024, the Company had $3.0 million in restricted cash. We have an agreement with a financial institution for a letter of credit facility and to issue letters of credit for particular airport authorities, worker’s compensation insurance, property and casualty insurance and other business needs as required in certain lease agreements. Pursuant to the terms of this agreement, $3.0 million and $3.1 million of outstanding letters of credit are required to be collateralized by amounts on deposit as of September 30, 2024 and 2023, respectively, which are classified as restricted cash.
Significant customers are those which represent more than 10% of the Company’s total revenue or net accounts receivable balance at each respective balance sheet date. Substantially all of the Company’s consolidated revenue for the fiscal year ended September 30, 2024 was derived from the United CPA. Fiscal years ended September 30, 2023 and 2022 also generated substantial revenue from the American CPA. A large portion of the Company’s receivables at the end of September 30, 2024 and 2023 was also derived from the United CPA.
Amounts billed by the Company under the United CPA are subject to the Company’s interpretation of the applicable agreement and are subject to audit by United. Periodically, United disputes amounts billed and pay amounts less than the amount billed. Ultimate collection of the remaining amounts not only depends upon the Company prevailing under the applicable audit, but also upon the financial well-being of United. As such, the Company reviews amounts due based on historical collection trends, the financial condition of United, and current external market factors and records a reserve for amounts estimated to be uncollectible. The allowance for doubtful accounts was not material at September 30, 2024 and 2023, respectively. If the Company’s ability to collect these receivables and the financial viability of our major partners is materially different than estimated, the Company’s estimate of the allowance could be materially impacted.
American accounted for zero, 23%, and 45% of the Company’s total revenue for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. United accounted for approximately 97%, 73%, and 48% of the Company’s total revenue for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. A termination of the United CPA would have a material adverse effect on the Company’s business prospects, financial condition, results of operations, and cash flows.
Significant vendors are those which represent more than 10% of the Company’s total purchases during the year. The Company had two vendors, AAR and Standard Aero Holdings, Inc. (“Standard Aero”) which individually represented more than 10% of the Company’s purchases during the fiscal year ended September 30, 2024. AAR and Standard Aero accounted for approximately 18% and 11% of the Company’s purchases during the year, respectively. A change to the operations of the Company’s significant vendors could have a material adverse effect on the Company’s financial condition, results of operations, and cash flows.

6.	Assets Held for Sale
During the fiscal year ended September 30, 2024, management continued our plan to sell certain of our
CRJ-900
aircraft and related parts. The Company completed the sale of 15
CRJ-900
aircraft that were held for sale as of September 30, 2023. Management determined that eight additional
CRJ-900
aircraft, 26
CRJ-900
airframes (without engines), 77 GE Model
CF34-8C
engines, two
CRJ-700
aircraft, and certain spare parts met the criteria to be classified as assets held for sale during the fiscal year ended September 30, 2024. We have a total of 26 airframes, 55 engines, two
CRJ-700
aircraft, and certain spare parts classified as held for sale as of September 30, 2024. These assets are presented separately in our condensed consolidated balance sheet at the lower of their current carrying value or their fair market value less costs to sell. The fair values are based upon observable and unobservable inputs, including recent purchase offers and market trends and conditions. The assumptions used to determine the fair value of our assets held for sale, excluding agreed upon purchase offers, are subject to inherent uncertainty and could produce a wide range of outcomes which we will continue to monitor in future periods as new information becomes available. Prior to the ultimate sale of the assets, subsequent changes in our estimate of the fair value of our assets held for sale will be recorded as a gain or loss with a corresponding adjustment to the assets’ carrying value. The Company recorded a total of $73.7 million of impairment associated with held for sale assets during the fiscal year ended September 30, 2024.
As of September 30, 2023, the Company had 15
CRJ-900
aircraft classified as held for sale. During the fiscal year ended September 30, 2024, the Company closed the sale of all 15 aircraft (seven of the aircraft were split up as seven airframes and 14 engines and sold to separate third parties) for gross proceeds of $71.5 million.
During the fiscal year ended September 30, 2024, the Company entered into the following agreements:

•
15 airframes (including the seven noted above) to a third party for gross proceeds of $18.8 million which were used to pay off our RASPRO finance lease obligations. The transaction is complete as of September 30, 2024.

•
30 engines (including the 14 noted above) to a third party for expected gross proceeds of $19.5 million. We have closed the sale of 29 of the engines as of September 30, 2024 for gross proceeds of $18.9 million, which were used to pay off our RASPRO finance lease obligations. We expect to close the sale of the remaining engine by the end of February 2025 for gross proceeds of $0.7 million.

•
23 engines to a third party for expected gross proceeds of $11.5 million. We have closed the sale of three of the engines as of September 30, 2024 for gross proceeds of $1.5 million, which were used to pay down our UST Loan.

•	12 engines to a third party for gross proceeds of $54.2 million. This transaction is complete as of September 30, 2024.

•	Nine engines to a third party for expected gross proceeds of $8.8 million. This transaction is expected to be completed by September 30, 2024.

•
14 engines to a third party for expected gross proceeds of $24.7 million. We have closed the sale of eight of the engines as of September 30, 2024 for gross proceeds of approximately $12.9 million and net proceeds of approximately $4.4 million after the paydown of debt.

•	Two CRJ-700 aircraft to United for expected gross proceeds of $11.0 million. This transaction is expected to be completed by December 31, 2024.
Additionally it was determined that 26 airframes, 19 engines, and certain spare parts without an active purchase agreement met the criteria to be classified as held for sale. The Company expects to complete a sale of each of these assets within the next 12 months.
As of September 30, 2024, the Company had 26
CRJ-900
airframes, 55 engines, two
CRJ-700
aircraft, and certain spare parts that were classified as assets held for sale with a net book value of $92.3 million, $5.7 million of which is classified as current assets on our condensed consolidated balance sheet and $86.6 million of which is classified as noncurrent assets on our condensed consolidated balance sheet.

7.	Balance Sheet Information
Certain significant amounts included in the Company’s consolidated balance sheets as of September 30, 2024 and 2023, consisted of the following (in thousands):

	September 30, 2024	September 30, 2023
Expendable parts and supplies, net:
Expendable parts and supplies	$39,089	$39,630
Less: expendable parts warranty	(6,079)	(6,295)
Less: obsolescence	(4,738)	(4,090)

	$28,272	$29,245

Prepaid expenses and other current assets:
Prepaid aviation insurance	$740	$3,176
Prepaid vendors	966	143
Prepaid other insurance	1,066	1,205
Lease incentives	143	1,125
Prepaid fuel and other	456	1,645

	$3,371	$7,294

Property and equipment, net:
Aircraft and other flight equipment	$591,421	$1,039,782
Other equipment	9,503	9,421

Total property and equipment	600,924	1,049,203
Less: accumulated depreciation	(174,573)	(351,181)

	$426,351	$698,022

Other assets:
Investments in equity securities	$300	$20,320
Lease incentives	812	954
Contract asset	6,081	8,756
Other	516	516

	$7,709	$30,546

	September 30, 2024	September 30, 2023
Other accrued expenses:
Accrued property taxes	$4,650	$5,281
Accrued interest	2,997	3,447
Accrued vacation	7,421	6,763
Accrued lodging	4,433	3,984
Accrued maintenance	2,493	2,117
Accrued employee benefits	1,075	1,450
Accrued fleet operating expense	2,751	650
Other	6,488	3,309

	$32,308	$27,001

Other noncurrent liabilities:
Warrant liabilities	$25,225	$25,225
Lease incentive obligations	1,050	1,050
Long-term employee benefits	485	429
Other	1,819	1,818

	$28,579	$28,522

Depreciation Expense on Property and Equipment
Depreciation expense on property and equipment totaled $40.0 million, $60.2 million, and $80.5 million for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.
Other Assets
In connection with a negotiated forward purchase contract for electrically-powered vertical takeoff and landing aircraft (“eVTOL aircraft”) executed in February 2021, we obtained equity warrant assets giving us the right to acquire a number shares of common stock in Archer Aviation, Inc. (“Archer”), which at the time of our initial investment was a private, venture-backed company. As the initial investment in Archer did not have a readily determinable fair value, we accounted for this investment using the measurement alternative under ASC 321, Investments – Equity Securities, and measured the investments at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments from the same issuer. We estimated the initial equity warrant asset value to be $16.4 million based on publicly available information as of the grant date. In September 2021, the merger between Archer and a special purpose acquisition company (“SPAC”) was completed, resulting in a readily determinable fair value of our investments in Archer. Accordingly, gains and losses associated with changes in the fair value of our investments in Archer are reported in earnings, in accordance with ASC 321.
The initial grant date value of the warrants, $16.4 million, was recognized as a vendor credit liability within other noncurrent liabilities. The liability related to the warrant assets will be settled in the future, as a reduction of the acquisition date value of the eVTOL aircraft contemplated in the related aircraft purchase agreement.
In connection with closing of the merger between Archer and the SPAC described above, in September 2021, we purchased 500,000 Class A common shares in Archer for $5.0 million and obtained an additional warrant to purchase shares of Archer with a total grant date value of $5.6 million. The initial value of the warrants was recognized as a vendor credit liability within other noncurrent liabilities, and will be settled in the future, as a reduction of the acquisition date value of the eVTOL aircraft contemplated in the related aircraft purchase agreement. Because these investments have readily determinable fair values, gains and losses resulting from changes in fair value of the investments are reflected in earnings, in accordance with ASC 321. All of our vested warrants have been exercised into shares of Archer common stock.

The fair values of the Company’s investments in Archer are Level 1 within the fair value hierarchy as the values are determined using quoted prices for the equity securities. The Company recorded a $2.7 million unrealized loss and a $5.6 million unrealized gain on the investment in Archer during the fiscal years ended September 30, 2024 and 2023, respectively. During the fiscal year ended September 30, 2024, the Company sold substantially all of its shares of Archer for approximately $9.6 million in proceeds and recorded a $0.8 million gain on the sale.
In connection with a negotiated forward purchase contract for fully electric aircraft executed in July 2021, we obtained $5.0 million of preferred stock in Heart Aerospace Incorporated (“Heart”), a privately held company. Our investment in Heart does not have a readily determinable fair value, so we account for the investment using the measurement alternative under ASC 321 and measure the investment at initial cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments from the same issuer. We consider a range of factors when adjusting the fair value of these investments, including, but not limited to, the term and nature of the investment, local market conditions, values for comparable securities, current and projected operating performance, financing transactions subsequent to the acquisition of the investment, or other features that indicate a change to fair value is warranted. Any changes in fair value from the initial cost of the investment in preferred stock are recognized as increases or decreases on our balance sheet and as net gains or losses on investments in equity securities. The initial investment in preferred stock was measured at cost of $5.0 million. During the fiscal year ended September 30, 2024, the Company transferred its vested investment in Heart to United in exchange for $12.6 million in debt reduction, and realized a gain on the investment of $7.2 million, net of transaction costs.
In connection with a negotiated forward purchase contract for hybrid-electric vertical takeoff and landing (“VTOL”) aircraft executed in February 2022, we obtained a warrant giving us the right to acquire a number of shares of common stock in the privately-held manufacturer of the VTOL aircraft. These investments did not have a readily determinable fair value, so we originally accounted for them using the measurement alternative under ASC 321, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments from the same issuer. We estimated the initial warrant asset value to be $3.2 million based on prices of similar investments in the same issuer. The grant date value of the warrants, $3.2 million, was recognized as a vendor credit liability within other noncurrent liabilities. The liability related to the warrant assets will be settled in the future, as a reduction of the acquisition date value of the VTOL aircraft contemplated in the related forward purchase agreement.
On March 12, 2024, the privately-held manufacturer of the VTOL aircraft, XTI Aerospace, Inc. (“XTIA”), and its merger subsidiary completed their merger agreement, and began trading as XTIA on the Nasdaq Composite on March 13, 2024, resulting in a readily determinable fair value on our investment in XTIA. The fair values of the Company’s investments in XTIA are now Level 1 within the fair value hierarchy as the values are determined using quoted prices for the equity securities. The Company recorded a $3.5 million unrealized loss on the investment in XTIA during the fiscal year ended September 30, 2024. The total value of the investment in XTIA is $0.1 million as of September 30, 2024.
Total net unrealized (loss)/gain on our investments in equity securities totaled $(6.1) million and $5.4 million for the fiscal years ended September 30, 2024 and 2023, respectively, and are reflected in unrealized (loss)/gain on investments, net in our condensed consolidated statements of operations and comprehensive loss. Total realized gain on our investments in equity securities totaled $8.0 million, net of transaction costs, for the fiscal year ended September 30, 2024, and are reflected in gain on investments in our condensed consolidated statements of operation and comprehensive loss. There was no realized gain or loss on investments in equity securities during the fiscal year ended September 30, 2023. As of September 30, 2024 and September 30, 2023, the aggregate carrying amount of our investments in equity securities was $0.3 million and $20.3 million, respectively, and the carrying amount of our investments without readily determinable fair values was $0.3 million and $8.8 million, respectively.

8.	Fair Value Measurements
Other than our assets held for sale and investments in equity securities described in Notes 6 and 7, respectively, we did not measure any of our assets or liabilities at fair value on a recurring or nonrecurring basis as of September 30, 2024 and 2023.
The carrying values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable included on the consolidated balance sheets approximated fair value at September 30, 2024 and 2023 because of the immediate or short-term maturity of these financial instruments.
The Company’s debt agreements are not traded on an active market. The Company has determined the estimated fair value of its debt to be Level 3, as certain inputs used to determine the fair value of these agreements are unobservable and, therefore, could be sensitive to changes in inputs. The Company utilizes the discounted cash flow method to estimate the fair value of Level 3 debt.
The carrying value and estimated fair value of the Company’s long-term debt, including current maturities, were as follows (in millions):

	September 30, 2024		September 30, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt and finance leases, including current maturities (1)	$315.2	$305.3	$538.3	$493.6

(1)	Current and prior period long-term debts’ carrying and fair values exclude net debt issuance costs.

9.	Long-Term Debt, Finance Leases, and Other Borrowings
Long-term debt as of September 30, 2024 and 2023, consisted of the following (in thousands):

	September 30, 2024	September 30, 2023
Senior and subordinated notes payable to secured parties, due in monthly installments, interest based on SOFR plus interest spread at 2.71% through 2027, collateralized by the underlying aircraft	$—	$39,018
Notes payable to secured parties, due in semi-annual installments, interest based on fixed interest of 4.75% to 6.25% through 2028, collateralized by the underlying aircraft	85,469	108,815
Notes payable to secured parties, due in quarterly installments, interest based on SOFR plus interest at spread 2.20% to 2.32% for senior note & 4.50% for subordinated note through 2028, collateralized by the underlying aircraft	73,884	90,401
United Revolving credit facility, quarterly interest based on SOFR plus interest spread at 4.50% through 2028	37,520	40,630
United Bridge Loan—due in quarterly installments based on SOFR plus interest spread at 4.50% through 2024	—	10,500
Other obligations due to financial institution, monthly and/or quarterly interest due from 2022 through 2027, collateralized by the underlying equipment	4,681	67,637
Notes payable to financial institution, due in monthly installments, interest based on SOFR plus interest spread at 3.10% through 2024, collateralized by the underlying equipment	—	1,075

	September 30, 2024	September 30, 2023
Notes payable to financial institution, due in monthly installments, interest based on fixed interest of 7.50%, through 2027, collateralized by the underlying equipment	—	41,098
Notes payable to the UST, quarterly interest based on SOFR plus interest spread at 3.50% through 2025	113,656	139,100

Gross long-term debt, including current maturities	315,210	538,274
Less unamortized debt issuance costs	(2,395)	(5,083)
Less notes payable warrants	(2,544)	(4,913)

Net long-term debt, including current maturities	310,271	528,278

Less current portion, net of unamortized debt issuance costs	(50,455)	(163,550)

Net long-term debt	$259,816	$364,728

Principal maturities of long-term debt as of September 30, 2024, and for each of the next five years are as follows (in thousands):

Periods Ending September 30,	Total Principal
2025	$51,085
2026	166,454
2027	52,552
2028	30,869
2029	14,250

$315,210

The net book value of collateralized aircraft and equipment as of September 30, 2024 was $438.4 million.
Enhanced Equipment Trust Certificate (“EETC”)
In December 2015, an Enhanced Equipment Trust Certificate (“EETC”) pass-through trust was created to issue pass-through certificates to obtain financing for new E-175 aircraft. $23.3 million in principal payments were made during the year, and as of September 30, 2024, Mesa had $85.5 million of equipment notes outstanding issued under the EETC financing included in long-term debt on the consolidated balance sheets. The structure of the EETC financing consists of a pass-through trust created by Mesa to issue pass-through certificates, which represent fractional undivided interests in the pass-through trust and are not obligations of Mesa.
The proceeds of the issuance of the pass-through certificates were used to purchase equipment notes which were issued by Mesa and secured by its aircraft. The payment obligations under the equipment notes are those of Mesa. Proceeds received from the sale of pass-through certificates were initially held by a depositary in escrow for the benefit of the certificate holders until Mesa issued equipment notes to the trust, which purchased such notes with a portion of the escrowed funds.
Mesa evaluated whether the pass-through trust formed for its EETC financing is a variable interest entity (“VIE”) and required to be consolidated. The pass-through trust was determined to be a VIE; however, the Company has determined that it is not the primary beneficiary of the pass-through trust, and therefore, has not consolidated the pass-through trust with its financial statements.

United Revolving Credit Facility
On December 27, 2022, in connection with entering into the Amended and Restated United CPA, (i) United agreed to purchase and assume all of First Citizens’ rights and obligations as a lender under the Existing Facility pursuant to an Assignment and Assumption Agreement, (ii) United and CIT Bank agreed to amend the Existing Facility pursuant to an Amendment No. 1, dated December 27, 2022 (“Amendment No. 1”), and an Amendment No. 2, dated January 27, 2023 (“Amendment No. 2”; the Existing Facility as amended by Amendment No. 1 and Amendment No. 2, the “Amended Facility”), and (iii) Wilmington Trust, National Association agreed to assume all of CIT Bank’s rights and obligations as Administrative Agent pursuant to an Agency Resignation, Appointment and Assumption Agreement, dated as of January 27, 2023. Amendment No. 1, among other things, extends the Maturity Date from the earlier to occur of November 30, 2028, or the date of the termination of the Amended and Restated United CPA; provides for a revolving loan of $10.5 million plus fees and expenses, which is due January 31, 2024, subject to certain mandatory prepayment requirements; provides for Revolving Commitments equal to $30.7 million plus the original principal amount of the $10.5 million revolving loan; amortization of the obligations outstanding under the existing CIT Agreement commencing quarterly until March 31, 2025; and a covenant capping Restricted Payments (as defined in the Amended Facility) at $5.0 million per fiscal year, a consolidated interest and rental coverage ratio of 1.00 to 1.00 covenant, and a Liquidity (as defined in the Amended Facility) requirement of not less than $15.0 million at the close of any business day. Interest assessed under the Amended Facility is 3.50% for Base Rate Loans and 4.50% for Term SOFR Loans (as such terms are defined in the Amended Facility). Amendment No. 2, among other things, amends the definition of Controlled Account (as defined in the Amended Facility). Amounts borrowed under this Amended Facility are secured by a collateral pool consisting of a combination of expendable parts, rotable parts and engines and a pledge of the Company’s stock in certain aviation companies. United funded $25.5 million as of the closing date of Amendment No. 1, to be used for general corporate purposes.
The United line of credit contains an additional deemed prepayment of $15 million with potential forgiveness upon the achievement of a certain number of block hours as well as maintaining a CCF of at least 99.3% over any rolling four-month period from January 2023 through December 2024. In order to earn forgiveness on the deemed prepayment, we must also have repaid the bridge loan in full. During the fiscal year ended September 30, 2024, the bridge loan was repaid in full, and $10.5 million of the potential $15.0 million achieved was recognized as a deemed prepayment and recorded as a gain on debt forgiveness. $4.5 million of the deemed prepayment remained outstanding as of September 30, 2024.
On September 6, 2023, the Company amended the existing United Credit Facility to (i) permit the Company to re-draw approximately $7.9 million of the Effective Date Bridge Loan (as defined in the United Credit Facility) previously repaid; (ii) increased the amount of Revolving Commitments (as defined in the United Credit Facility) from $30.7 million to $50.7 million, in each case, plus the original principal amount of the Effective Date Bridge Loan and subject to the Borrowing Base (as defined in the United Credit Facility); and (iii) amended the calculation of the Borrowing Base. Amounts borrowed under this facility bear interest at 3.50% for Base Rate Loans and 4.50% per annum for Term SOFR Loans. Amounts borrowed under the Amended Credit Facility are secured by a collateral pool consisting of a combination of expendable parts, rotable parts and engines, a pledge of certain of the Company’s bank accounts and a pledge of the Company’s stock in certain aviation companies.
On January 11, 2024 and January 19, 2024, we entered into the January 2024 United CPA Amendments providing for the following:

•
The repayment in full of the Company’s $10.5 million Effective Date Bridge Loan obligations, and the prepayment (and corresponding reduction) of approximately $2.1 million in Revolving Loans (as defined therein), with the proceeds from the sale, assignment, or transfer of the Company’s vested investment in Heart.

•
As a result of the repayment of the Effective Date Bridge Loan and pay down of the Revolving Loans, the shares of capital stock of Archer held by the Company were released as collateral for the United credit facility.

•
The waiver of certain financial covenant defaults with respect to the fiscal quarters ended June 30, 2023, September 30, 2023, and December 31, 2023 and the waiver of projected financial covenant defaults with respect to the fiscal quarter ending March 31, 2024.

•	An increase in the Applicable Margin (as defined in the United credit facility) during a specified period of time for borrowings under the Credit Agreement.

•
Loan prepayment requirements in connection with the sale of four specified aircraft engines and the addition of such engines as collateral for the United credit facility for a specified period of time.

On May 8, 2024, we entered into a Waiver Agreement to our Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of a certain projected financial covenant default with respect to the fiscal quarter ending June 30, 2024.
As of July 16, 2024, the Company was not in compliance with a financial covenant related to a minimum liquidity requirement of $15.0 million of cash and cash equivalents associated with its Second Amended and Restated Credit and Guaranty Agreement with United. On December 23, 2024, the Company entered into a Waiver to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver for the financial covenant default with respect to the period July 1, 2024 to December 23, 2024 and a projected financial covenant default with respect to the period December 24, 2024 to December 31, 2024. As of the issuance of this Form 10-K, we are in compliance with all financial covenants.
Loan Agreement with the United States Department of the Treasury
On October 30, 2020, the Company entered into a Loan and Guarantee Agreement with U.S. Department of the Treasury (the “U.S. Treasury”) for a secured loan facility of up to $200.0 million that matures in October 2025 (“the Treasury Loan”). On October 30, 2020, the Company borrowed $43.0 million and on November 13, 2020, the Company borrowed an additional $152.0 million. No further borrowings are available under the Treasury Loan. The Company also issued warrants to purchase shares of common stock to the U.S. Treasury.
The Treasury Loan bears interest at a variable rate equal to (a)(i) the SOFR rate divided by (ii) one minus the Eurodollar Reserve Percentage plus (b) 3.50%. Accrued interest on the loans is payable in arrears on the first business day following the 14th day of each March, June, September, and December, beginning with December 15, 2020.
All principal amounts outstanding under the Treasury Loan are due and payable in a single installment on October 30, 2025 (the “Maturity Date”). Interest is paid in kind by increasing the principal amount of the loan by the amount of such interest due on an interest payment date for the first 12 months of the loan. Mesa’s obligations under the Treasury Loan are secured by certain aircraft, aircraft engines, accounts receivable, ground service equipment, and tooling (collectively, the “Collateral”). The obligations under the Treasury Loan are guaranteed by the Company and Mesa Air Group Inventory Management. The proceeds were used for general corporate purposes and operating expenses, to the extent permitted by the CARES Act. Voluntary prepayments of loans under the Treasury Loan may be made, in whole or in part, by Mesa Airlines, without premium or penalty, at any time and from time to time. Amounts prepaid may not be reborrowed. Mandatory prepayments of loans under the Treasury Loan are required, without premium or penalty, to the extent necessary to comply with the covenants discussed below, certain dispositions of the Collateral, certain debt issuances secured by liens on the Collateral and certain insurance payments related to the Collateral. In addition, if a “change of control” (as defined in the Treasury Loan) occurs with respect to Mesa Airlines, Mesa Airlines will be required to repay the loans outstanding under the Treasury Loan.
The Treasury Loan requires the Company, under certain circumstances, including within 10 business days prior to the last business day of March and September of each year beginning March 2021, to appraise the value of the Collateral and recalculate the collateral coverage ratio. If the calculated collateral coverage ratio is less than

1.55 to 1.0, Mesa Airlines will be required either to provide additional Collateral (which may include cash collateral) to secure its obligations under the Treasury Loan or repay the term loans under the Treasury Loan, in such amounts that the recalculated collateral coverage ratio, after giving effect to any such additional Collateral or repayment, is at least 1.55 to 1.0. On September 23, 2024, we entered into the CCR Modification Agreement to reduce our required minimum CCR to 1.44 to 1.0 through November 22, 2024, after which, the required minimum CCR will revert back to 1.55 to 1.0.
The Treasury Loan contains two financial covenants, a minimum collateral coverage ratio and a minimum liquidity level. The Treasury Loan also contains customary negative and affirmative covenants for credit facilities of this type, including, among others: (a) limitations on dividends and distributions; (b) limitations on the creation of certain liens; (c) restrictions on certain dispositions, investments and acquisitions; (d) limitations on transactions with affiliates; (e) restrictions on fundamental changes to the business, and (f) restrictions on lobbying activities. Additionally, the Company is required to comply with the relevant provisions of the CARES Act, including limits on employment level reductions after September 30, 2020, restrictions on dividends and stock buybacks, limitations on executive compensation, and requirements to maintain certain levels of scheduled service.
In connection with the Treasury Loan and as partial compensation to the U.S. Treasury for the provision of financial assistance under the Treasury Loan, the Company issued to the U.S. Treasury warrants to purchase an aggregate of 4,899,497 shares of the Company’s common stock at an exercise price of $3.98 per share, which was the closing price of the Common Stock on The Nasdaq Stock Market on April 9, 2020. The exercise price and number of shares of common stock issuable under the Warrants are subject to adjustment as a result of anti-dilution provisions contained in the Warrants for certain stock issuances, dividends, and other corporate actions. The warrants expire on the fifth anniversary of the date of issuance and are exercisable either through net share settlement or net cash settlement, at the Company’s option. For accounting purposes, the fair value for the Warrant was estimated using a Black-Scholes option pricing model and recorded in stockholders’ equity with an offsetting debt discount to the Treasury Loan in the consolidated balance sheet.
The Company incurred $3.1 million in debt issuance costs relating to the Treasury Loan. In accordance with the applicable guidance, Mesa allocated the debt issuance costs between the Treasury Loan and related warrants. At funding on October 30, 2020, the initial $43.0 million was recorded net of $0.7 million in capitalized debt issuance costs. At funding on November 13, 2020, the remaining $152.0 million was recorded net of $2.3 million in capitalized debt issuance costs. The remaining $0.1 million in debt issuance costs was allocated to the warrants as a reduction to the warrant value within additional paid-in capital. Debt issuance costs allocated to the debt are amortized into interest expense using the effective interest method over the term of the related loan.
As of September 30, 2024, Mesa has $113.7 million outstanding under the Treasury Loan. $25.4 million in principal payments were made during the year.

10.	Loss Per Share
Calculations of net loss per common share were as follows (in thousands, except per share data):

	Year Ended September 30,
	2024	2023	2022
Net loss	$(91,015)	$(120,116)	$(182,678)

Basic weighted average common shares outstanding	41,137	39,465	36,133
Diluted weighted average common shares outstanding	41,137	39,465	36,133

Net loss per common share attributable to Mesa Air Group:
Basic	$(2.21)	$(3.04)	$(5.06)

Diluted	$(2.21)	$(3.04)	$(5.06)

Basic loss per common share is computed by dividing net loss attributable to Mesa Air Group by the weighted average number of common shares outstanding during the period.
The number of incremental shares from the assumed issuance of shares relating to restricted stock and exercise of warrants (excluding warrants with a nominal conversion price) is calculated by applying the treasury stock method. Share-based awards and warrants whose impact is considered to be anti-dilutive under the treasury stock method were excluded from the diluted net loss per share calculation. In loss periods, these incremental shares are excluded from the calculation of diluted loss per share, as the inclusion of unvested restricted stock and warrants would have an anti-dilutive effect.
The following number of weighted-average potentially dilutive shares (in thousands) were excluded from the calculation of diluted net loss per share because the effect of including such potentially dilutive shares would have been anti-dilutive:

	Year Ended September 30,
	2024	2023	2022
Warrants	—	—	758
Restricted stock	—	—	106

	—	—	864

11.	Common Stock
In connection with the Treasury Loan and as partial compensation to the U.S. Treasury for the provision of financial assistance under the Treasury Loan, the Company issued warrants to the U.S. Treasury to purchase shares of the Company’s common stock, no par value, at an exercise price of $3.98 per share (the “Exercise Price”), which was the closing price of the common stock on The Nasdaq Stock Market on April 9, 2020. The warrants were issued pursuant to the terms of a Treasury Warrant Agreement entered into by the Company and the U.S. Treasury. The exercise price and number of warrant shares issuable under the warrants are subject to adjustment as a result of anti-dilution provisions contained in the warrants for certain stock issuances, dividends, and other corporate actions. The warrants expire on the fifth anniversary of the date of issuance and are exercisable either through net share settlement or net cash settlement, at the Company’s option. The warrants are accounted for within equity at a grant date fair value determined under the Black-Scholes Option Pricing Model. As of September 30, 2024, 4,899,497 warrants were issued and outstanding. Subsequent changes in fair value are not recognized as long as the warrants outstanding continue to be classified in equity.
The Company has not historically paid dividends on shares of its common stock. Additionally, the UST Loan contains restrictions that limit the Company’s ability to or prohibit it from paying dividends to holders of its common stock.

12.	Income Taxes
The provision for income taxes consists of the following:

	Year Ended September 30,
	2024	2023	2022
	(in thousands)
Current
Federal	$—	$—	$—
State	761	560	231

	$761	$560	$231

Deferred
Federal	(494)	(7,392)	(47,879)
State	252	(1,913)	(4,342)

	$(242)	$(9,305)	$(52,221)

Provision/(Benefit) for income taxes	$519	$(8,745)	$(51,990)

The reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	Year Ended September 30,
	2024	2023	2022
	(in thousands)
Income tax (benefit) provision at federal statutory rate	$(19,004)	$(26,555)	$(49,280)
(Reduction) increase in income taxes resulting from:
State taxes, net of federal tax benefit	(1,321)	(2,062)	(3,953)
Nondeductible stock compensation expenses	173	313	251
Permanent items	232	225	206
Change in valuation allowances	20,141	18,201	(22)
162(m) limitation	67	285	11
Impact of changing rates on deferred tax assets	501	499	(247)
Expired tax attributes	(612)	200	964
Other	342	149	80

Income tax provision (benefit)	$519	$(8,745)	$(51,990)

The components of the Company’s deferred taxes as of September 30, 2024 and 2023 are as follows:

	Year Ended September 30,
	2024	2023
	(in thousands)
Net operating loss carryforwards	$114,366	$125,306
Deferred credits	695	1,057
Other accrued expenses	1,562	1,234
Prepaids and other	252	556
Warrant liabilities	5,767	5,748
Other reserves and estimated losses	1,090	937
Operating lease liabilities	2,306	2,991
Deferred revenue	2,217	4,829
Interest expense carryforward	9,258	6,457

Gross deferred tax assets	$137,512	$149,115

Less: valuation allowance	(41,648)	(21,102)

Total net deferred tax assets	$95,864	$128,013

Operating lease right-of-use assets	(1,883)	(2,475)
Property and equipment	(102,253)	(131,805)
Unrealized loss/(gain) on equity investments	98	(2,148)

Total deferred tax liabilities	$(104,037)	$(136,427)

Net deferred tax liabilities	$(8,173)	$(8,414)

The Company has federal and state income tax net operating losses (“NOL”) carryforwards of $511.7 million and $226.9 million, which expire in fiscal years 2027-2038 and 2024-2044, respectively. Approximately $194.2 million of our federal NOL carryforwards are not subject to expiration. These NOL carryovers are only available to offset 80% of taxable income in years in which they are utilized due to tax law changes as a result of the Tax Cuts and Jobs Act. The Company also has $41.7 million of interest expense carryovers as a result of 163j limitations as of September 30, 2024.
The Company cannot conclude that it is more likely than not that the benefit from certain federal and state NOL carryforwards will not be realized. In recognition of this uncertainty, the Company has provided a valuation allowance of $41.6 million as of September 30, 2024 and $21.1 million as of September 30, 2023 on the deferred tax assets related to these NOL carryforwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets will be recognized as a reduction of income tax expense.
The federal and state NOL carryforwards in the income tax returns filed included unrecognized tax benefits. The deferred tax assets recognized for those NOLs are presented net of these unrecognized tax benefits.

Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of our NOL and tax credit carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities. The Company determined it had an ownership change in February of 2009. Based on the study conducted at that time, a portion of the federal NOLs were determined to be limited by IRC Section 382, resulting in the Company writing off a portion of its NOLs at that time. Additionally, the Company’s initial public offering in August of 2018 resulted in a change in ownership under Section 382 of the Internal Revenue Code. The Company completed an update to the analysis of any potential limitation on the use of its net operating losses under Section 382 for the fiscal year ended September 30, 2024. Based on such analysis, the Company does not believe any ownership changes during the review period will further limit its ability to use its current net operating losses to offset future taxable income, if any.
The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	Year Ended September 30,
	2024	2023
	(in thousands)
Unrecognized tax benefits—October 1	$4,866	$4,866
Gross decreases—tax positions in prior period	—	—
Gross increases—tax positions in prior period	—	—

Unrecognized tax benefits—September 30	$4,866	$4,866

The Company’s unrecognized tax benefits of $4.9 million and $4.9 million as of September 30, 2024 and 2023, respectively, is included as an offset to the net deferred tax asset balance. If recognized, the balance of the uncertain tax benefits would impact the effective tax rate.
We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. We have not recorded accrued penalties or interest related to the unrecognized tax benefits noted above as the amounts would result in an adjustment to NOL carryforwards.
We are subject to taxation in the United States and various states. As of September 30, 2024, the Company is no longer subject to U.S. federal or state examinations by taxing authorities for fiscal years prior to 2004.

13.	Share-Based Compensation
Restricted Stock
The Company grants restricted stock units (“RSUs”) as part of its long-term incentive compensation to employees and non-employee members of the Board of Directors. RSUs generally vest over a period of three to five years for employees and one year for members of the Board of Directors. The restricted common stock underlying RSUs are not deemed issued or outstanding upon grant, and do not carry any voting rights. RSUs are measured based on the fair market value of the underlying common stock on the grant date.

The restricted stock activity for our years ended September 30, 2024, 2023, and 2022 is summarized as follows:

2018 Plan	Number of Shares	Weighted- Average Grant Date Fair Value
Restricted shares unvested at September 30, 2021	1,006,206	$6.22
Granted	718,959	$3.20
Vested	(455,303)	$6.13
Forfeited	(97,369)	$2.97

Restricted shares unvested at September 30, 2022	1,172,493	$4.43
Granted	495,087	$2.43
Vested	(585,755)	$4.58
Forfeited	(344,934)	$4.05

Restricted shares unvested at September 30, 2023	736,891	$3.35
Granted	738,998	$1.55
Vested	(448,726)	$3.82
Forfeited	(51,748)	$2.21

Restricted shares unvested at September 30, 2024	975,415	$1.83

As of September 30, 2024, there was $1.5 million of total unrecognized compensation cost related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.5 years.
Compensation cost for share-based awards are recognized on a straight-line basis over the vesting period. The Company recognizes forfeitures of share-based awards as they occur. Share-based compensation expense for the years ended September 30, 2024, 2023, and 2022 was approximately $1.3 million, $2.3 million, and $2.8 million, respectively. Share-based compensation expense is recorded in general and administrative expenses in the consolidated statements of operations and comprehensive loss.
The Company repurchased 112,698 shares of its common stock for approximately $0.1 million to cover the income tax obligation on vested employee equity awards during the fiscal year ended September 30, 2024. The Company repurchased 204,486 shares of its common stock for approximately $0.4 million to cover the income tax obligation on vested employee equity awards and warrant conversions during the fiscal year ended September 30, 2023. During the fiscal year ended September 30, 2022, the Company repurchased 147,108 shares of its common stock for approximately $0.5 million to cover the income tax obligation on vested employee equity awards.

14.	Employee Stock Purchase Plan
2019 ESPP
The Mesa Air Group, Inc. 2019 Employee Stock Purchase Plan (the “2019 ESPP”) is a nonqualified plan that provides eligible employees of Mesa Air Group, Inc. with an opportunity to purchase Mesa Air Group, Inc. ordinary shares through payroll deductions. Under the 2019 ESPP, eligible employees may elect to contribute 1% to 15% of their eligible compensation during each semi-annual offering period to purchase Mesa Air Group, Inc. ordinary shares at a 10% discount.
A maximum of 500,000 Mesa Air Group, Inc. ordinary shares may be issued under the 2019 ESPP. As of September 30, 2024, eligible employees purchased and the Company issued an aggregate of 499,962 Mesa Air Group, Inc. ordinary shares under the 2019 ESPP, 55,372 of which were purchased and issued during the current fiscal year. During the fiscal year ended
September
 30, 2024, the maximum amount of shares was reached and the 2019 ESPP was discontinued.

15.	Leases
At September 30, 2024, the Company leased 32 aircraft, airport facilities, office space, and other property and equipment under non-cancelable operating leases. The operating leases require the Company to pay taxes, maintenance, insurance, and other operating expenses. Rental expense is recognized on a straight-line basis over the lease term, net of lessor rebates and other incentives. The Company expects that, in the normal course of business, such operating leases that expire will be renewed or replaced by other leases, or the property may be purchased rather than leased. Aggregate rental expense under all operating aircraft, equipment and facility leases totaled approximately $13.9 million, $12.2 million, and $43.4 million for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.
At September 30, 2024, the Company leased
two
 aircraft under non-cancelable finance leases. Basic rent on finance leases is paid monthly and at the end of the lease term. At the end of the lease term, the Company has the option to purchase the aircraft and engines for most of the finance leases. These finance leases are reflected as finance lease obligations of $4.7 million on our consolidated balance sheet as of September 30, 2024.
The components of our operating and finance lease costs were as follows (in thousands):

	Year Ended September 30,
	2024	2023
Operating lease costs	$4,309	$8,517
Variable and short-term lease costs	9,545	3,691
Interest expense on finance lease liabilities	3,530	4,492
Amortization expense of finance lease assets	5,163	13,414

Total lease costs	$22,547	$30,114

As of September 30, 2024, the Company’s operating lease right-of-use assets were $7.2 million, the Company’s current maturities of operating lease liabilities
were $1.7 million, and the Company’s
noncurrent operating lease liabilities
were $6.9 million. As of September 30, 2024, the Company’s current portion of finance lease liabilities were $1.8 million, and the Company’s noncurrent finance lease liabilities were $2.9 million.
The Company’s operating lease payments included in operating cash flows for the fiscal years ended September 30, 2024 and 2023 were approximately $4.6 million and $9.5 million, respectively. The Company’s finance lease interest payments included in operating cash flows for the fiscal years ended September 30, 2024 and 2023 were $2.0 million and $1.2 million, respectively. The Company’s finance lease principal payments included in financing cash flows for the fiscal years ended September 30, 2024 and 2023 were $65.3 million and $15.1 million, respectively.
The table below presents the weighted average remaining terms and discount rates for our operating and finance leases as of September 30, 2024:

As of September 30, 2024
Finance leases:
Weighted average remaining lease term	2.7
Weighted average discount rate	5.8%
Operating leases:
Weighted average remaining lease term	6.5
Weighted average discount rate	6.0%

The following table summarizes future minimum rental payments, primarily related to facilities and leased aircraft, required under operating and finance leases that had initial or remaining non-cancelable lease terms as of September 30, 2024 (in thousands):

Periods Ending September 30,	Operating Leases	Finance Leases
2025	$2,273	$1,762
2026	1,613	1,714
2027	1,468	1,206
2028	1,037	—
2029	941	—
Thereafter	3,187	—

Total lease payments	10,519	4,682
Less: imputed interest	(1,929)	—

Amounts recorded in the consolidated balance sheet	$8,590	$4,682

16.	Commitments and Contingencies
Litigation
We are involved in various legal proceedings (including, but not limited to, insured claims) and FAA civil action proceedings which we consider routine to our business activities on an ongoing basis. If we believe that a loss arising from such matters is probable and can be reasonably estimated, we accrue the estimated liability in our consolidated financial statements. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. For those proceedings in which an unfavorable outcome is reasonably possible but not probable, we have disclosed an estimate of the reasonably possible loss or range of losses or we have concluded that an estimate of the reasonably possible loss or range of losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) is not material. If we cannot estimate the probable or reasonably possible loss or range of losses arising from a proceeding, we have disclosed that fact. In assessing the materiality of a proceeding, we evaluate, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require us to change our business practices in a manner that could have a material adverse impact on our business.
As of September 30, 2024, we believed that the ultimate outcomes of routine legal matters are not likely to have a material adverse effect on our financial position, liquidity, or results of operations.
Electric Aircraft Forward Purchase Commitments
As described in Note 7, in February 2021, the Company entered into a forward purchase contract with Archer for a number of electrically-powered vertical takeoff and landing aircraft (“eVTOL aircraft”). The aggregate base commitment for the eVTOL aircraft is $200.0 million, with an option to purchase additional aircraft. The Company’s obligation to purchase the eVTOL aircraft is subject to the Company and Archer first agreeing in the future to a number of terms and conditions, which may or may not be met.
As described in Note 7, in July 2021, the Company entered into a forward purchase contract with Heart for a number of fully electric aircraft. The maximum aggregate base commitment for the aircraft is $1,200.0 million, with an option to purchase additional aircraft. The Company’s obligation to purchase the aircraft is subject to the Company and Heart first agreeing in the future to a number of terms and conditions, which may or may not be met.

Other Commitments
We have certain contracts for goods and services that require us to pay a penalty, acquire inventory specific to us or purchase contract-specific equipment, as defined by each respective contract, if we terminate the contract without cause prior to its expiration date. Because these obligations are contingent on our termination of the contract without cause prior to its expiration date, no obligation would exist unless such a termination occurs.

17.	Subsequent Events
Merger Agreement
On April 4, 2025, the Company entered into the Merger Agreement with Republic. Subject to the terms and conditions of the Merger Agreement, Republic will merge with and into the Company, with the Company continuing as the surviving corporation following the Merger. In connection with the Merger, immediately prior to the Effective Time, the Company will convert from a Nevada corporation to a Delaware corporation pursuant to the Conversion.
Three Party Agreement
Concurrently with the execution of the Merger Agreement, the Company entered into the Three Party Agreement between United, Republic, and the Company, which provides for, among other things, the following, each subject to the completion of the Merger Agreement:

•	Termination of the United CPA.

•	The Company to sell or dispose of all remaining Eligible Assets (as defined in the Three Party Agreement).

•	The Company to extinguish all remaining debt with cash and sale of assets. Any remaining debt will be assumed by the surviving corporation or forgiven by United.

•	A three percent (3%) increase in CPA block hour rates, retroactive to January 1, 2025.

•	The transfer of all of the Company’s rights and obligations under its agreements with Archer (as discussed below).

•
The issuance by the Company (referred to in the Three Party Agreement as the “Primary Issuance”) of shares of Company common stock equal to six percent (6%) of the issued and outstanding shares of Company common stock after giving effect to the issuance of Company common stock in the Merger, which shares will (a) first become available to United to the extent of certain financial contributions made by United to the Company at or prior to the effective time of the Merger, (b) second, to the extent of any remainder, become available to the surviving corporation to satisfy certain liabilities, and (c) third, to the extent of any remainder, become available on a pro rata basis to the persons who, as of immediately prior to the effective time of the Merger, held shares of Company common stock.

The foregoing description of the Merger Agreement and the Three Party Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement and the Three Party Agreement, which are attached as Exhibit 2.1 and 10.1, respectively, to the Current Report on Form 8-K filed by the Company with the SEC on April 8, 2025.
Amendments to our Third Amended and Restated United CPA
On April 4, 2025, we entered into the Sixth Amendment to our Third Amended and Restated United CPA which provides for the following:

•	The extension of the CPA rate increases agreed upon in the January 2024 United CPA Amendments, retroactive to January 1, 2025, through March 31, 2026.

•	The extension of incentives for achieving certain performance metrics, retroactive to July 1, 2024, through March 31, 2026.
On December 23, 2024, we entered into the Fourth Amendment to our Third Amended and Restated United CPA which provides for the following:

•	Amended certain scheduled exit dates for our E-175 and CRJ-900 Covered Aircraft (as defined in the United CPA).

•	Added provisions relating to the reimbursement by United of certain pilot training costs incurred by the Company with respect to its E-175 aircraft.
Transfer of Archer Obligations
In connection with the Three Party Agreement, the Company has agreed to transfer all rights and obligations associated with its Archer warrants and aircraft purchase agreement obligations. If the Company is unable to transfer such rights and obligations, the Company will work with United to either cancel or transfer any remaining obligations to United. The Company will be released from its liability associated with Archer obligations due to the transfer due United
Sale of Engines
On April 3, 2025, we entered into an agreement with a third party which provides for the sale of 23 GE model CF34-8C engines to the third party for expected gross proceeds of $16.3 million, which will be used to pay down our UST Loan.

•
The Company expects to record an impairment loss of approximately $14.7 million associated with held for sale accounting treatment of the 23 engines, which will be reflected in our financial statements for fiscal year 2025.

Held for Sale Inventory
Subsequent to September 30, 2024, the Company reclassified certain spare parts related to its CRJ asset fleet to held for sale.

•
The Company expects to record an impairment loss of approximately $25.4 million associated with held for sale accounting treatment of the spare parts, which will be reflected in our financial statements for fiscal year 2025.

Assets Held for Sale
Subsequent to September 30, 2024, the Company closed the sale of four CRJ-900 airframes, 18 GE model CF34-8C engines, and certain spare parts that were classified as held for sale as of September 30, 2024. The Company received $22.4 million in gross proceeds from the sale of such assets, $21.0 million of which was used to pay down our UST Loan.
Aircraft Sale to United and Assumption of EETC Note by United
On December 31, 2024, we entered into an Aircraft Purchase Agreement with United which provides for the sale of 18 E-175 aircraft to United.

•
Subsequent to September 30, 2024, the Company closed the sale of all 18 aircraft to United for gross proceeds of $227.7 million and net proceeds of $84.7 million after the retirement of debt. The Company recorded a loss of approximately $120.6 million on the sale of the 18 aircraft, which will be reflected in our financial statements for the first and second fiscal quarters of 2025.

•	As part of the sale of the 18 aircraft, United assumed our EETC note with a remaining balance of $73.4 million at the time of assumption.
Forgiveness on Revolving Loan
On December 30, 2024, we received notice from United that $4.5 million of our Effective Date Revolving Loan balance under our United Revolving Credit Facility has been forgiven for achieving certain operational performance metrics outlined in Amendment No. 1 to Second Amended and Restated Credit and Guaranty Agreement.
Sale of Airframes
On December 24, 2024, we entered into a purchase agreement with a third party which provides for the sale of 15 CRJ-900 airframes to the third party for expected gross proceeds of $19.0 million, which will be used to pay down our UST Loan. On April 3, 2025, the purchase agreement was amended to include an additional 14 CRJ-900 airframes to be sold to the third party for expected gross proceeds of $9.1 million. The total expected gross proceeds of $28.1 million will be used to pay down our UST Loan.

•
The Company expects to record an impairment loss of approximately $6.7 million associated with the reclassification of 29 airframes to held for sale, which will be reflected in our financial statements for fiscal year 2025.

Minimum CCR Covenant
On December 23, 2024, we entered into an agreement with the UST to lower the minimum collateral coverage ratio (“CCR”) covenant to .99 to 1.0 effective as of November 22, 2024 through February 28, 2025. After such date, the CCR will revert to 1.55 to 1.0. The agreement also requires the Company to use its reasonable best efforts to cause counterparties to all Receivables (as defined in the Treasury Loan) (whether or not constituting “Eligible Receivables” (as defined in the Treasury Loan)) of the Company to be paid to the Eligible Receivables Account (as defined in the Treasury Loan). Receivables generated from the sale of assets that are not Collateral (as defined in the Treasury Loan) are excluded from the scope of the foregoing requirement. As a result of the lower CCR covenant, we are in compliance with this covenant as of September 30, 2024. Additionally, on March 18, 2025, we entered into a new CCR Modification Agreement with the UST to lower the minimum CCR covenant to .91 to 1.0 effective as of February 28, 2025, through the maturity date of the loan.
Waiver to Second Amended and Restated Credit and Guaranty Agreement
On December 23, 2024, we entered into a Waiver to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of an existing financial covenant default with respect to the period July 1, 2024 to December 23, 2024 and a projected financial covenant default with respect to the period December 24, 2024 to December 31, 2024, each relating to a minimum liquidity requirement under our United Revolving Credit Facility. Additionally, on April 4, 2025, we entered into the Sixth Amendment to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of an existing financial covenant default with respect to the period ended March 31, 2025, and a projected financial covenant default with respect to the periods ending June 30, 2025, September 30, 2025, December 31, 2025, and March 31, 2026, each relating to a minimum liquidity requirement under our United Revolving Credit Facility.
Sale of CRJ-700 Aircraft
Subsequent to September 30, 2024, we completed the sale of two CRJ-700 aircraft to United for gross proceeds of $11.0 million and net proceeds of approximately $6.8 million after the retirement of debt.

MESA AIR GROUP, INC.
Condensed Consolidated Balance Sheets
(In thousands, except share amounts) (June 30, 2025 is unaudited)

	June 30,	September 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$42,472	$15,621
Restricted cash	3,048	3,009
Receivables, net ($6,325 and $1,883 from related party)	8,724	5,263
Expendable parts and supplies, net	16,172	28,272
Assets held for sale	60,311	5,741
Prepaid expenses and other current assets	2,714	3,371

Total current assets	133,441	61,277
Property and equipment, net	31,850	426,351
Lease and equipment deposits	637	1,289
Operating lease right-of-use assets	7,255	7,231
Deferred heavy maintenance, net	—	6,396
Assets held for sale	—	86,605
Other assets	5,466	7,709

Total assets	$178,649	$596,858

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and finance leases ($3,998 and $6,604 from related party)	$84,725	$50,455
Current portion of deferred revenue	5,532	3,932
Current maturities of operating leases	1,693	1,681
Accounts payable	50,132	72,096
Accrued compensation	9,294	12,797
Customer deposits	226	1,189
Other accrued expenses	23,015	32,308

Total current liabilities	174,617	174,458
Noncurrent liabilities:
Long-term debt and finance leases, excluding current portion ($29,020 and $30,914 from related party)	28,245	259,816
Noncurrent operating lease liabilities	6,872	6,863
Deferred credits from related party	—	3,020
Deferred income taxes	575	8,173
Deferred revenue, net of current portion	7,787	5,707
Other noncurrent liabilities	1,837	28,579

Total noncurrent liabilities	45,316	312,158

Total liabilities	219,933	486,616

Commitments and contingencies (Note 14)
Stockholders’ equity:
Common stock of no par value and additional paid-in capital, 125,000,000 shares authorized; 41,861,544 (2025) and 41,331,719 (2024) shares issued and outstanding, 4,899,497 (2025) and 4,899,497 (2024) warrants issued and outstanding	273,183	272,376
Accumulated deficit	(314,467)	(162,134)

Total stockholders’ equity	(41,284)	110,242

Total liabilities and stockholders’ equity	$178,649	$596,858

See accompanying notes to these condensed consolidated financial statements.

MESA AIR GROUP, INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except per share amounts) (Unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2025	2024	2025	2024
Operating revenues:
Contract revenue (2025—$68,424 and $212,969 and 2024—$93,867 and $301,796 from related party)	$69,940	$95,596	$219,041	$310,516
Pass-through and other revenue	22,844	15,197	71,723	50,636

Total operating revenues	92,784	110,793	290,764	361,152

Operating expenses:
Flight operations	36,551	45,455	108,021	146,602
Maintenance	41,417	44,266	131,483	137,165
Aircraft rent	98	1,684	3,038	4,296
General and administrative	11,585	9,715	32,588	32,857
Depreciation and amortization	3,377	9,730	17,311	32,846
Asset impairment	(52)	7,880	111,786	50,923
Loss on sale of assets	—	—	54,397	150
Other operating expenses	(46)	1,090	335	5,098

Total operating expenses	92,930	119,820	458,959	409,937

Operating loss	(146)	(9,027)	(168,195)	(48,785)

Other income/(expense), net:
Interest expense	(3,256)	(9,032)	(15,654)	(30,832)
Interest income	74	17	115	45
(Loss) gain on investments	—	(776)	—	6,454
Unrealized loss on investments, net	—	(2,025)	(53)	(6,073)
Gain on extinguishment of debt	—	—	—	2,954
Gain on debt forgiveness	—	—	4,500	10,500
Other income (expense), net	23,946	125	21,126	(234)

Total other income (expense), net	20,764	(11,691)	10,034	(17,186)

Income (loss) before taxes	20,618	(20,718)	(158,161)	(65,971)
Income tax (benefit)/expense	(238)	(810)	(5,829)	126

Net income (loss) and comprehensive income (loss)	$20,856	$(19,908)	$(152,332)	$(66,097)

Net income (loss) per share attributable to common shareholders
Basic	$0.50	$(0.48)	$(3.68)	$(1.61)

Diluted	$0.50	$(0.48)	$(3.68)	$(1.61)

Weighted-average common shares outstanding
Basic	41,439	41,217	41,368	41,075

Diluted	41,683	41,217	41,368	41,075

See accompanying notes to these condensed consolidated financial statements.

MESA AIR GROUP, INC.
Condensed Consolidated Statements of Stockholders’ Equity
(In thousands, except share amounts) (Unaudited)

	Nine Months Ended June 30, 2024
	Number of Shares	Number of Warrants	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Total
Balance at September 30, 2023	40,940,326	4,899,497	$271,155	$(71,119)	$200,036

Stock compensation expense	—	—	427	—	427
Net loss	—	—	—	(57,850)	(57,850)

Balance at December 31, 2023	40,940,326	4,899,497	271,582	(128,969)	142,612

Stock compensation expense	—	—	372	—	372
Payment of tax withholding for RSUs	(1,490)	—	(1)	—	(1)
Restricted shares issued	178,010	—	—	—	—
Employee share purchases	55,372	—	30	—	30
Net income	—	—	—	11,660	11,660

Balance at March 31, 2024	41,172,218	4,899,497	$271,982	$(117,309)	$154,672

Stock compensation expense	—	—	248	—	248
Payment of tax withholding for RSUs	(102,436)	—	(126)	—	(126)
Restricted shares issued	242,422	—	—	—	—
Net loss	—	—	—	(19,908)	(19,908)

Balance at June 30, 2024	41,312,204	4,899,497	272,104	(137,217)	134,887

	Nine Months Ended June 30, 2025
	Number of Shares	Number of Warrants	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Total
Balance at September 30, 2024	41,331,719	4,899,497	$272,376	$(162,134)	$110,242

Stock compensation expense	—	—	279	—	279
Net loss	—	—	—	(114,558)	(114,558)

Balance at December 31, 2024	$41,331,719	$4,899,497	$272,655	$(276,692)	$(4,037)

Stock compensation expense	—	—	264	—	264
Payment of tax withholding for RSUs	(1,286)	—	(1)	—	(1)
Restricted shares issued	4,000	—	—	—	—
Net income	—	—	—	(58,631)	(58,631)

Balance at March 31, 2025	41,334,433	4,899,497	$272,918	$(335,323)	$(62,405)

Stock compensation expense	—	—	268	—	268
Payment of tax withholding for RSUs	(1,286)	—	(3)	—	(3)
Restricted shares issued	528,397	—	—	—	—
Net income	—	—	—	20,856	20,856

Balance at June 30, 2025	$41,861,544	$4,899,497	$273,183	$(314,467)	$(41,284)

See accompanying notes to these condensed consolidated financial statements.

MESA AIR GROUP, INC.
Condensed Consolidated Statements of Cash Flows
(In thousands) (Unaudited)

	Nine Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(152,332)	$(66,097)
Adjustments to reconcile net loss to net cash flows (used in) provided by operating activities:
Depreciation and amortization	17,311	32,846
Stock compensation expense	811	1,047
Unrealized loss on investments, net	53	6,073
Realized gain on investments	—	(6,454)
Deferred income taxes	(7,597)	(355)
Write off of warrant liability	(25,125)	—
Amortization of deferred credits	(4,126)	(798)
Amortization of debt discount and issuance costs and accretion of interest into long-term debt	4,163	6,243
Asset impairment	111,786	50,923
Loss on sale of assets	54,397	150
(Gain) on extinguishment of debt	—	(2,954)
(Gain) on debt forgiveness	(4,500)	(10,500)
Other	6,051	3,187
Changes in assets and liabilities:
Receivables	(7,869)	2,300
Expendable parts and supplies	(5,977)	(1,407)
Prepaid expenses and other operating assets and liabilities	1,206	4,006
Accounts payable	(21,964)	6,055
Deferred revenue	3,680	(8,302)
Deferred heavy maintenance	—	(1,637)
Accrued expenses and other liabilities	(13,311)	5,771
Operating lease right-of-use assets and liabilities	(3)	(501)

Net cash (used in) provided by operating activities	(43,346)	19,596

Cash flows from investing activities:
Capital expenditures	(5,411)	(16,908)
Proceeds from sale of aircraft and engines	198,973	127,136
Proceeds from sale of investments in equity securities	—	2,729
Investment transaction costs	—	(380)
Refund of equipment and other deposits	100	341

Net cash provided by investing activities	193,662	112,918

Cash flows from financing activities:
Proceeds from long-term debt	—	86,855
Principal payments on long-term debt and finance leases	(123,422)	(235,156)
Debt prepayment costs	—	(922)
Proceeds from issuance of ESPP	—	48
Payment of tax withholding for RSUs	(4)	(126)

Net cash used in financing activities	(123,426)	(149,301)

Net change in cash, cash equivalents and restricted cash	26,890	(16,787)
Cash, cash equivalents and restricted cash at beginning of period	18,630	36,072

Cash, cash equivalents and restricted cash at end of period	$45,520	$19,285

Supplemental cash flow information
Cash paid for interest	$11,155	$23,344
Operating lease payments in operating cash flows	$2,109	$3,738
Supplemental non-cash operating activities
Right-of-use assets obtained in exchange for lease liabilities	$2,936	$419
Supplemental non-cash financing activities
Principal payments in exchange for transfer of aircraft	$73,362	$—
Principal payments in exchange for transfer of equity investment	$—	$12,610
Principal forgiven	$4,500	$10,500
See accompanying notes to these condensed consolidated financial statements.

MESA AIR GROUP, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Organization and Operations
About Mesa Air Group, Inc.
Headquartered in Phoenix, Arizona, Mesa Air Group, Inc. (“Mesa,” “Mesa Airlines,” the “Company,” “we,” “our,” or “us”) is the holding company of Mesa Airlines, a regional air carrier providing scheduled passenger service to 79 cities in 31 states, Cuba, and Mexico. As of June 30, 2025, Mesa operated a fleet of
60
Embraer 175 (“E-175”) regional aircraft with approximately
254
daily departures. The aircraft in Mesa’s fleet were operated under the Company’s Amended and Restated Capacity Purchase Agreement (“CPA”), as United Express, pursuant to the terms of the CPA entered into with United. Except as set forth in the following sentence, all of the Company’s consolidated contract revenues for the three and nine months ended June 30, 2025 and June 30, 2024 were derived from operations associated with the CPA, leases of aircraft to a third party, and Mesa Pilot Development (“MPD”). Revenues during the nine months ended June 30, 2024 also included revenues derived from our Flight Services Agreement (“FSA”) with DHL Network Operations (USA), inc. (“DHL”), which terminated in March 2024. Additionally, our leases of aircraft to a third party terminated upon the sale of such aircraft to United during the nine months ended June 30, 2025.
The CPA involves a revenue-guarantee arrangement whereby United pays fixed-fees for each aircraft under contract, departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time), and reimbursement of certain direct operating expenses in exchange for providing flight services. United also pays certain expenses directly to suppliers, such as fuel, ground operations and landing fees. Under the terms of the CPA, United controls route selection, pricing, and seat inventories, reducing our exposure to fluctuations in passenger traffic, fare levels, and fuel prices.
Merger Agreement
On April 4, 2025, the Company entered into an Agreement, Plan of Conversion and Plan of Merger (the “Merger Agreement”) with Republic Airways Holdings, Inc., a Delaware corporation (“Republic”). Subject to the terms and conditions of the Merger Agreement, Republic will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation following the Merger. In connection with the Merger, immediately prior to the effective time of the Merger (the “Effective Time”), the Company will convert from a Nevada corporation to a Delaware corporation pursuant to a Plan of Conversion (the “Conversion).
Effect on Capital Stock
At the Effective Time, each share of common stock (“Republic Common Stock”), par value $0.001 per share, of Republic issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares (as defined in the Merger Agreement) and dissenting shares held by stockholders who (i) have not voted in favor of the Merger or consented to it in writing and (ii) have properly demanded appraisal of such shares of Republic Common Stock in accordance with, and have complied in all respects with, the provisions of Section 262 of the Delaware General Corporation Law), shall thereupon be converted into the right to receive 584.90 validly issued, fully paid and non-assessable
shares of common stock (“Mesa Common Stock”), no par value per share, of Mesa (the “Merger Consideration”).
Treatment of Equity Awards
Immediately prior to the Effective Time, (i) any vesting conditions applicable to each Parent RSU (as defined in the Merger Agreement) shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Parent RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Parent RSU to receive the number of shares of Mesa Common Stock subject to such Parent RSU immediately prior to the Effective Time.
Immediately prior to the Effective Time, (i) each outstanding Republic RSU (as defined in the Merger Agreement) that has vested in accordance with its terms (including each outstanding Republic RSU that will become vested upon the closing of the Merger) (a “Vested Republic RSU”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Vested Republic RSU to receive a number of whole shares of Mesa Common Stock (rounded up to the next whole share of Mesa Common Stock), which shares of Republic Common Stock shall be converted into Mesa Common Stock, and (ii) each outstanding Republic RSU that is not a Vested Republic RSU (an “Unvested Republic RSU”) shall, automatically and without any required action on the part of the holder thereof, be assumed by Mesa and converted into the right to receive an award of restricted shares of Mesa Common Stock pursuant to the Parent Equity Award Plan (as defined in the Merger Agreement) (each, a “Parent Restricted Stock Award”) in an amount equal to the number of whole shares of Mesa Common Stock (rounded up to the next whole share of Mesa Common Stock) equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of shares of Republic Common Stock subject to such Unvested Republic RSU immediately prior to the Effective Time. Each Republic RSU Award assumed and converted into a Mesa Restricted Stock Award shall continue to have, and shall be subject to, the same terms and conditions (including with respect to vesting) as applied to the corresponding Republic RSU Award as of immediately prior to the Effective Time.
Conditions to the Merger
Each of Mesa’s and Republic’s obligation to consummate the Merger is subject to a number of conditions, including, among others, the following, as further described in the Merger Agreement: (i) approval of the transactions contemplated under the Merger Agreement by (a) the holders of at least two-thirds
of the outstanding shares of Republic Common Stock entitled to vote thereon and (b) the holders of a majority of the outstanding shares of Mesa Common Stock, (ii) expiration of the waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) effectiveness of the registration statement relating to the transaction, (iv) the shares of Mesa Common Stock to be issued in the Merger being approved for listing on NASDAQ, (v) no governmental entity shall have enacted, issued, promulgated, enforced or entered any law or order that has the effect of making illegal, enjoining, or otherwise restraining or prohibiting the consummation of the transactions contemplated under the Merger Agreement, (vi) the receipt of requisite approvals from specified aviation authorities, (vii) the representations and warranties of the other party being true and correct, subject to the materiality standards contained in the Merger Agreement, (viii) material compliance by the other party with its covenants, (ix) no material adverse effect having occurred with respect to the other party since the signing of the Merger Agreement, (x) the satisfaction of certain specified conditions of the Three Party Agreement (as defined below), (xi) United shall not have materially breached the terms of the CPA Side Letter (as defined in the Merger Agreement) or provided Mesa or Republic with written notice of its intention not to perform or comply with any of the terms or conditions under the
Go-Forward
CPA (as defined in the Merger Agreement), and (xiii) the filing by Mesa of its Form
10-K
for the period ended September 30, 2024 and Form
10-Q
for the period ended December 31, 2024. The conditions set forth in subsection (xiii) have been satisfied.
Representations and Warranties; Covenants
The Merger Agreement contains customary representations, warranties and covenants by Mesa and Republic. The Merger Agreement also contains customary pre-closing
covenants, including the obligation of Mesa and Republic to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking specified actions without the consent of the other party. Each of Mesa and Republic has agreed not to solicit any offer or proposal for specified alternative transactions, or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “superior proposals” (as defined in the Merger Agreement), to participate in discussions or engage in negotiations regarding such an offer or proposal with, or furnish any nonpublic information regarding such an offer or proposal to, any person that has made such an offer or proposal.

Termination and Termination Fee
The Merger Agreement contains certain customary termination rights, including, among others, (i) the right of either Mesa or Republic to terminate the Merger Agreement if Mesa or Republic’s stockholders fail to approve the Merger, (ii) the right of either Mesa or Republic to terminate the Merger Agreement if (a) the board of directors of the other party changes its recommendation to approve the transactions or (b) the other party materially breaches any of its representations, warranties or covenants contained in the Merger Agreement in a manner that causes certain conditions to closing to not be satisfied, (iii) the right of either Mesa or Republic to terminate the Merger Agreement if, prior to the receipt of such party’s stockholder approval, such party accepts a superior proposal and such party enters into a definitive agreement for such superior proposal and pays the termination fee to the other party, (iv) the right of either Mesa or Republic to terminate the Merger Agreement if the Merger has not occurred by January 5, 2026, and a further extension until April 6, 2026, in certain circumstances (the “Outside Date”), and (v) the right of Republic to terminate the Merger Agreement if there is a breach of the Three Party Agreement or the CPA Side Letter in a manner that causes certain conditions to closing to not be satisfied. If the Merger Agreement is terminated pursuant to certain termination rights, the terminating party will be required to pay a termination fee of $1.5 million to the non-terminating
party.
Description of Merger Agreement Not Complete
The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Mesa or Republic. The representations, warranties, covenants and other agreements contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified and modified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them. Investors should be aware that the representations, warranties, covenants and other agreements or any description thereof may not reflect the actual state of facts or condition of Mesa or Republic. Moreover, information concerning the subject matter of the representations, warranties, covenants and other agreements may change after the date of the Merger Agreement. Further, investors should read the Merger Agreement not in isolation, but only in conjunction with the other information that Mesa includes in reports, statements and other filings it makes with the Securities and Exchange Commission (the “SEC”).
Three Party Agreement
Concurrently with the execution and delivery of the Merger Agreement, Mesa, Republic and United, among other parties, entered into that certain Three Party Agreement (the “Three Party Agreement”), pursuant to which, among other things: (i) Mesa will take certain actions at or prior to the closing of the Merger to dispose of certain assets, extinguish certain liabilities and effectuate certain related transactions; (ii) United will take certain actions at or prior to the closing of the Merger to facilitate Mesa’s actions in the foregoing clause (i); and (iii) Mesa at the closing of the Merger will conduct a primary issuance of shares of Mesa Common Stock equal to six percent of the issued and outstanding shares of Mesa Common Stock after giving effect to the issuance of Mesa Common Stock in the Merger (the “Primary Issuance”), which Primary Issuance will (a) first become available to United to the extent of certain financial contributions made by United to Mesa at or prior to the effective time of the Merger, (b) second, to the extent of any remainder, become available to the surviving corporation to satisfy certain liabilities, and (c) third, to the extent of any remainder, become available on a pro rata basis to the persons who, as of immediately prior to the Effective Time, held shares of Mesa Common Stock.
The foregoing description of the Merger Agreement and the Three Party Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement and the Three Party Agreement, which are attached as Exhibit 2.1 and 10.1, respectively, to the Current Report on Form
8-K
filed by the Company with the SEC on April 8, 2025.

Liquidity and Going Concern
During our three and nine months ended June 30, 2025 and fiscal year ended September 30, 2024, costs associated with the transition of our operations with American to United, increased costs associated with pilot wages, together with increasing interest rates adversely impacted our financial results, cash flows, financial position, and other key financial ratios. Additionally, United requested that we accelerate the removal of our
CRJ-900
aircraft and transition the pilots to our
E-175
fleet. These events will lead to increased costs and impact our block hour capabilities while these pilots are in training.
As a result, during the nine months ended June 30, 2025, these challenges resulted in a negative impact on the Company’s financial results highlighted by net loss of
$152.3 million, primarily due to a $54.4 million loss recorded related to the sale of 18
E-175
aircraft and $111.8 million in impairment related to held for sale assets and the write down of net book value of 10
E-175
aircraft. These conditions and events raised concerns about our ability to continue to fund our operations and meet our debt obligations over the next twelve months from the filing of this Form
10-Q.
To address such concerns, management developed and implemented several material changes to our business designed to ensure the Company could continue to fund its operations and meet its debt obligations over the next twelve months. The following measures were implemented during the three months ended June 30, 2025, and through the date of issuance of the financial statements.

•
On April 4, 2025, the Company entered into the Three Party Agreement between United, Republic, and the Company, as well as a Merger Agreement entered into by Republic and Mesa, which provides for, among other things, the following:

•	Termination of the United CPA, which will be replaced with a new long-term CPA.

•	The Company to sell or dispose of all remaining Eligible Assets (as defined in the Three Party Agreement).

•	The Company to extinguish all remaining debt with cash and sale of assets. Any remaining debt will be assumed by the surviving corporation or forgiven by United.

•	A three percent (3%) increase in CPA block hour rates, retroactive to January 1, 2025.

•	The transfer of all of the Company’s rights and obligations under its agreements with Archer (as discussed in Note 15).

•	On April 4, 2025, we entered into the Sixth Amendment to the Third Amended and Restated Capacity Purchase Agreement with United which provides for the following:

•
The extension of the CPA rate increases agreed upon in the First Amendment to our Third Amended and Restated United CPA and the Second Amendment to our Third Amended and Restated United CPA, dated January 11, 2024, and January 19, 2024, respectively (the “January 2024 United CPA Amendments”), retroactive to January 1, 2025, through March 31, 2026.

•	The extension of incentives for achieving certain performance metrics, retroactive to July 1, 2024, through March 31, 2026.

•
On April 4, 2025, we entered into the Sixth Amendment to Second Amended and Restated Credit and Guaranty Agreement providing for the waiver of an existing financial covenant default with respect to the period ended March 31, 2025, and a projected financial covenant default with respect to the periods ending June 30, 2025, September 30, 2025, December 31, 2025, and March 31, 2026, each relating to a minimum liquidity requirement under our United Revolving Credit Facility.

•
On April 3, 2025, we entered into a purchase agreement with a third party which provides for the sale of 23 GE model
CF34-8C
engines to the third party for expected gross proceeds of $16.3 million, which will be used to pay down our UST Loan.

•	Based on the most recent appraisal value of our spare parts, we have $10.5 million of borrowing capacity under our United Revolving Credit Facility.

•
In addition to already executed agreements to sell aircraft, the Company is actively seeking arrangements to sell other surplus assets primarily related to the CRJ fleet including aircraft, engines, and spare parts to reduce debt and optimize operations.

•	We have delayed and/or deferred major spending on aircraft and engine maintenance to match the current and projected level of flight activity.
The Company believes the plans and initiatives outlined above have effectively alleviated the financial concerns and will allow the Company to meet its cash obligations for the next twelve months following the issuance of its financial statements. The forecast of undiscounted cash flows prepared to determine if the Company has the ability to meet its cash obligations over the next twelve months was prepared with significant judgment and estimates of future cash flows based on projections of CPA block hours, maintenance events, labor costs, and other relevant factors. Assumptions used in the forecast may change or not occur as expected.
As of
June
 3
0
, 2025, the Company has $84.7 million of principal maturity payments on long-term debt due within the next twelve months. We plan to meet these obligations with our cash on hand, ongoing cashflows from our operations, and the liquidity created from the additional measures identified above. If our plans are not realized, we intend to explore additional opportunities to create liquidity by refinancing and deferring repayment of our principal maturity payments that are due within the next twelve months. The Company continues to monitor covenant compliance with its lenders as any noncompliance could have a material impact on the Company’s financial position, cash flows and results of operations.
United Capacity Purchase Agreement
Under the United CPA, we currently have the ability to fly up to 60 aircraft for United. As of
June
 3
0
, 2025, we operated 60
E-175
aircraft under our Third Amended and Restated Capacity Purchase Agreement with United dated December 27, 2022, which amended and restated the Second Amended and Restated Capacity Purchase Agreement dated November 4, 2020 (as amended, the “United CPA” or the “Amended and Restated United CPA”). Under the United CPA, United owns all of the
E-175
aircraft as of
June
 3
0
, 2025. The
E-175
aircraft owned by United and leased to us have terms expiring between 2024 and 2028.
In exchange for providing flight services under our United CPA, we receive a fixed monthly minimum amount per aircraft under contract plus certain additional amounts based on exceeding established goals for certain operational metrics. United also reimburses us for certain costs on an actual basis, including property tax per aircraft and passenger liability insurance. Other expenses, including fuel and landing fees, are directly paid to suppliers by United.
United reimburses us on a pass-through basis for certain costs related to heavy airframe and engine maintenance, landing gear, auxiliary power units (“APUs”) and component maintenance for the aircraft owned by United. Our United CPA permits United, subject to certain conditions, including the payment of certain costs tied to aircraft type, to terminate the agreement in its discretion, or remove aircraft from service, by giving us notice of 90 days or more. If United elects to terminate our CPA in its entirety or permanently remove select aircraft from service, we are permitted to return any of the affected aircraft leased from United at no cost to us.
During the nine months ended June 30, 2025, we amended our United CPA, providing for the following:

•	The extension of the CPA rate increases agreed upon in the January 2024 United CPA Amendments through March 31, 2026.

•	The extension of incentives for achieving certain performance metrics through March 2026.

•	The commitment of a combined fleet of 60 CRJ-900 and E-175 aircraft through February 2025, and an entirely E-175 fleet by March 2025.

•	Reimbursement of up to $14.0 million of expenses related to the transition to an entirely E-175 fleet.

•	Amendment of certain scheduled exit dates for our E-175 and CRJ-900 Covered Aircraft (as defined in the United CPA).
In January 2024, the Amended and Restated United CPA was amended to provide for the following:

•	Increased CPA rates for E-175 aircraft, retroactive to October 1, 2023 through December 31, 2024;

•	Amended certain notice requirements for removal by United of up to eight CRJ-900 Covered Aircraft (as defined in the United CPA) from the United CPA;

•	Extended United’s existing utilization waiver for the Company’s operation of E-175 and CRJ-900 Covered Aircraft (as defined in the United CPA) to June 30, 2024.
Additionally, in January 2023, in consideration for entering in the Amended and Restated United CPA and providing the revolving line of credit, discussed in Note 8, the Company (i) granted United the right to designate one individual to the Company’s board of directors (the “United Designee”), which occurred effective May 2, 2023 with the appointment of Jonathan Ireland and (ii) issued to United 4,042,061 shares of the Company’s common stock equal to approximately 10% of the Company’s issued and outstanding capital stock on such date (the “United Shares”). United’s board designee rights will terminate at such time as United’s equity ownership in the Company falls below five percent (5%) of the Company’s issued and outstanding stock.
United was also granted
pre-emptive
rights relating to the issuance of any equity securities by the Company and certain registration rights, set forth in a definitive registration rights agreement with United, granting United customary demand registration rights in respect of publicly registered offerings of the Company, subject to usual and customary exceptions and limitations.
Our United CPA is subject to termination prior to its expiration, including under the following circumstances:

•	If certain operational performance factors fall below a specified percentage for a specified time, subject to notice under certain circumstances;

•	If we fail to perform the material covenants, agreements, terms or conditions of our United CPA or similar agreements with United, subject to 30 days’ notice and cure rights;

•	If either United or we become insolvent, file bankruptcy, or fail to pay debts when due, the non-defaulting party may terminate the agreement;

•	If we merge with, or if control of us is acquired by another air carrier or a corporation directly or indirectly owning or controlling another air carrier;

•
United, subject to certain conditions, including the payment of certain costs tied to aircraft type, may terminate the agreement in its discretion, or remove
E-175
aircraft from service, by giving us notice of 90 days or more; and

•
If United elects to terminate our United CPA in its entirety or permanently remove aircraft from service, we are permitted to return any of the affected
E-175
aircraft leased from United at no cost to us.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned operating subsidiaries. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). All intercompany accounts and transactions have been eliminated in consolidation.
These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of and for the year ended September 30, 2024 included in the Company’s Annual Report on Form
10-K
for the year ended September 30, 2024 on file with the U.S. Securities and Exchange Commission (the “SEC”). Information and footnote disclosures normally included in financial statements have been condensed or omitted in these condensed consolidated financial statements pursuant to the rules and regulations of the SEC and GAAP. These condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the results
of operations for the interim periods presented.
Segment Reporting
As of
J
une
 3
0
, 2025, our chief operating decision maker was the Chief Executive Officer. While we operate under a capacity purchase agreement, we do not manage our business based on any performance measure at the individual contract level. Our chief operating decision maker uses consolidated financial information to evaluate our performance and allocate resources, which is the same basis on which he communicates our results and performance to our Board of Directors. Accordingly, we have a single operating and reportable segment.
Use of Estimates
The preparation of the Company’s condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements. Actual results could differ from those estimates.
Contract Revenue and Pass-through and Other Revenue
We recognize contract revenue when the service is provided under our CPA. Under the CPA, United generally pays for each departure, flight hour or block hour incurred, and an amount per aircraft in service each month with additional incentives or penalties based on flight completion, on-time
performance, and other operating metrics. Our performance obligation is met as each flight is completed, and revenue is recognized and reflected in contract revenue.
We recognize pass-through revenue when the service is provided under our CPA. Pass-through revenue represents reimbursements for certain direct expenses incurred including passenger liability insurance, property taxes, other direct costs defined within the agreements, and major maintenance on aircraft leased from United at nominal rates. Our performance obligation is met when each flight is completed or as the maintenance services are performed, and revenue is recognized and reflected in pass-through and other revenue.
We record deferred revenue when cash payments are received or are due from United in advance of our performance. During the three months ended
June
 3
0
, 2025, we recognized approximately $1.3 million of previously deferred revenue and during the nine
months ended
June
 3
0
, 2025, we deferred approximately $3.7 million in revenue. Deferred revenue is recognized as flights are completed over the remaining terms of the respective contracts.

The deferred revenue balance as of June 30, 2025 represents our aggregate remaining performance obligations that will be recognized as revenue over the period in which the performance obligations are satisfied, and is expected to be recognized as revenue as follows (in thousands):

Periods Ending September 30,	Total Deferred Revenue
2025 (remainder of)	$1,636
2026	5,498
2027	4,163
2028	2,022

Total	$13,319

A portion of our compensation under our CPA with United is designed to reimburse the Company for certain aircraft ownership costs. Such costs include aircraft principal and interest debt service costs, aircraft depreciation, and interest expense or aircraft lease expense costs while the aircraft is under contract. We have concluded this component of the compensation under these agreements is lease revenue, as such agreements identify the “right of use” of a specific type and number of aircraft over a stated period of time. We account for the non-lease
component under ASC 606 and account for the lease component under ASC 842. We allocate the consideration in the contract between the lease and non-lease
components based on their stated contract prices, which is based on a cost basis approach representing our estimate of the stand-alone selling prices.
The lease revenue associated with our CPA is accounted for as an operating lease and is reflected as contract revenue
in the condensed consolidated statements of operations and comprehensive loss. We recognized $0.2 million and $29.5 million of lease revenue for the three months ended
J
u
n
e 3
0
, 2025 and
J
u
n
e 3
0
, 2024, respectively, and $26.1 million and $98.1 million during the
n
ine
 months ended
J
u
ne
 3
0
, 2025 and
J
une
 3
0
, 2024, respectively. We have not separately stated aircraft rental income in the condensed consolidated statements of operations and comprehensive loss because the use of the aircraft is not a separate activity from the total service provided under our CPA.
Leases
We determine if an arrangement is a lease at inception. As a lessee, we have lease agreements with lease and non-lease
components and have elected to account for such components as a single lease component. Our operating lease activities are recorded in operating lease right-of-use
assets, current maturities of operating leases, and noncurrent operating lease liabilities in the condensed consolidated balance sheets. As of June 30, 2025, we did not have any leases determined to be finance leases.
Right-of-use
(“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Certain variable lease payments are not included in the calculation of the right-of-use
assets and lease liability due to uncertainty of the payment amount and are recorded as lease expense in the period incurred. In determining the present value of lease payments, we use either the implicit rate in the lease when it is readily determinable or our estimated incremental borrowing rate, based on information available at the lease commencement. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term, while finance leases result in a front-loaded expense pattern.
As a lessee, we have elected a short-term lease practical expedient on all classes of underlying assets, permitting us to not apply the recognition requirements of ASC 842 to leases with terms of 12 months or less.
We lease, at nominal rates, aircraft from United under our CPA, which are excluded from operating lease assets and liabilities as they do not represent embedded leases under ASC 842. Other than such leases at nominal amounts, we do not have any aircraft leases from third parties. In the event that we or United decide to exit an activity involving leased aircraft, losses may be incurred. In the event that we exit an activity that results in exit losses, these losses are accrued as each aircraft is removed from operations for early termination penalties, lease settle up and other charges. Additionally, any remaining ROU assets and lease liabilities are written off.
Contract
Liabilities
Contract liabilities consist of deferred credits for cost reimbursements from United related to aircraft modifications and pilot training associated with the CPA. The deferred credits are recognized over time depicting the pattern of the transfer of control of services resulting in ratable recognition of revenue over the remaining term of the CPA. Upon the sale of the 18
E-175
aircraft to United during the
nine
months ended
June
 3
0
, 2025, the deferred credits were written off
Current and non-current deferred credits are recorded in other accrued expenses and non-current deferred credits in the condensed consolidated balance sheets. Our total current and non-current deferred credit balances at June 30, 2025 and September 30, 2024 were zero and $4.1 million, respectively. We recognized zero and $0.3 million of the deferred credits within contract revenue during the three months ended
J
une
 3
0
, 2025 and
J
u
n
e 3
0
, 2024, respectively, and $4.1 million and $1.5
million during the nine months ended June 30, 2025 and June 30, 2024, respectively.
Maintenance Expense
We operate under an FAA approved continuous inspection and maintenance program. The cost of non-major
scheduled inspections and repairs and routine maintenance costs for all aircraft and engines are charged to maintenance expense as incurred.
We accounted for heavy maintenance and major overhaul costs on our previously owned
E-175
fleet under the deferral method whereby the cost of heavy maintenance and major overhaul is deferred and amortized until the earlier of the end of the useful life of the related asset or the next scheduled heavy maintenance event. Amortization of heavy maintenance and major overhaul costs charged to depreciation and amortization expense was zero and $0.8 million for the three months ended June 30, 2025 and June 30, 2024, respectively, and
$1.3 million and $2.3
million for the nine months ended June 30, 2025 and June 30, 2024, respectively. Upon the sale of the
18
E-175
aircraft to United during the nine months ended June 30, 2025, the remaining deferred heavy maintenance balances were written off. As of June 30, 2025 and September 30, 2024, our deferred heavy maintenance balance, net of accumulated amortization, was zero and $6.4 million, respectively.
We account for heavy maintenance and major overhaul costs for all other fleets under the direct expense method whereby costs are expensed to maintenance expense as incurred, except for certain maintenance contracts where labor and materials price risks have been transferred to the service provider and require payment on a utilization basis, such as flight hours. Costs incurred for maintenance and repair for utilization maintenance contracts where labor and materials price risks have been transferred to the service provider are charged to maintenance expense based on contractual payment terms.
Engine overhaul expense totaled $
5.5 million and $6.8
 million for the three months ended June 30, 2025 and June 30, 2024, respectively, of which $
5.5 million and $6.8
 million, respectively, was pass-through expense. Engine overhaul expense totaled $
24.8 million and $18.1
 million for the nine months ended June 30, 2025 and June 30, 2024, respectively, of which $
24.7 million and $18.1
 million, respectively, was pass-through expense. Airframe
C-check
expense totaled $
5.1 million and $3.6
 million for the three months ended June 30, 2025 and June 30, 2024, respectively, of which $
3.8 million and $2.1
 million, respectively, was pass-through expense. Airframe
C-check
expense totaled $
21.0 million and $14.7
 million for the nine months ended June 30, 2025 and June 30, 2024, respectively, of which $
17.8 million and $9.1
 million, respectively, was pass-through expense.

Assets Held for Sale
We classify assets as held for sale when our management approves and commits to a formal plan of sale that is probable of being completed within one year. Assets designated as held for sale are recorded at the lower of their current carrying value or their fair market value, less costs to sell, beginning in the period in which the assets meet the criteria to be classified as held for sale. See Note 5 for further discussion of our assets classified as held for sale as of June 30, 2025.

3.	Recent Accounting Pronouncements
We continue to evaluate recent accounting pronouncements and the effect that new standards and guidance has on our consolidated financial statements. During the nine months ended June 30, 2025, the Company applied new disclosure requirements as described in Accounting Standards Update
2023-07.
There are
no
other recent accounting pronouncements that apply to the
Company
.

4.	Concentrations of Credit Risk
Financial instruments that potentially expose the Company to a concentration of credit risk consist principally of cash and cash equivalents that are primarily held by financial institutions in the United States and accounts receivable. Amounts on deposit with a financial institution may at times exceed federally insured limits. We maintain our cash accounts with high credit quality financial institutions and, accordingly, minimal credit risk exists with respect to the financial institutions.
As of June 30, 2025, we had $
3.0 million in restricted cash. We have an agreement with a financial institution for a letter of credit facility and to issue letters of credit for particular airport authorities, worker’s compensation insurance, property and casualty insurance and other business needs as required in certain lease agreements. Pursuant to the terms of this agreement, $3.0 million of outstanding letters of credit are required to be collateralized by amounts on deposit.
Significant customers are those which represent more than 10% of our total revenue or net accounts receivable balance at each respective balance sheet date. All of our revenue for the three and nine months ended June 30, 2025 and June 30, 2024 was derived from the United CPA, DHL FSA, leases of our
CRJ-700
aircraft to a third party, and MPD. Substantially all of our accounts receivable at June 30, 2025 and September 30, 2024 was derived from these agreements.
United accounted for approximately 98% and 98
% of our total revenue for the three months ended June 30, 2025 and June 30, 2024, respectively, and 98% and 96% of our total revenue for the nine months ended June 30, 2025 and 2024, respectively. A termination of the United CPA would have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows
.
Amounts billed under the United CPA are subject to our interpretation of the applicable agreement and are subject to audit by United. Periodically, our United disputes amounts billed and pay amounts less than the amount billed. Ultimate collection of the remaining amounts not only depends upon the Company prevailing under the applicable audit, but also upon the financial well-being of United. As such, we review amounts due based on historical collection trends, the financial condition of United, and current external market factors and record a reserve for amounts estimated to be uncollectible in accordance with the applicable guidance for expected credit losses. Our allowance for doubtful accounts was not material as of June 30, 2025 or September 30, 2024. If our ability to collect these receivables and the financial viability of United is materially different than estimated, our estimate of the allowance for credit losses could be materially impacted.

5.	Assets Held for Sale
During the three months ended June 30, 2025, management continued our plan to sell certain of our aircraft and related parts. As of March 31, 2025, the Company had a total of
27 airframes, 46
 engines, and certain spare

parts classified as held for sale. The Company completed the sale of six
CRJ-900
airframes, 13 GE Model
CF34-8C
engines, and certain spare parts during the three months ended June 30, 2025.
During the three months ended June 30, 2025, the Company reclassified one spare engine to held for sale. We have a total of
21 airframes, 34
engines, and certain spare parts classified as held for sale as of June 30, 2025 with a net book value of $
60.3
million, all of which is classified as current assets on our condensed consolidated balance sheet.

6.	Balance Sheet Information
Certain significant amounts included in the condensed consolidated balance sheets consisted of the following (in thousands):

	June 30, 2025	September 30, 2024
Expendable parts and supplies, net:
Expendable parts and supplies	$23,441	$39,089
Less: expendable parts warranty	(4,355)	(6,079)
Less: obsolescence	(2,914)	(4,738)

	$16,172	$28,272

Property and equipment, net:
Aircraft and other flight equipment	$50,104	$591,421
Other equipment	9,588	9,503

Total property and equipment	59,692	600,924
Less: accumulated depreciation	(27,842)	(174,573)

	$31,850	$426,351

Other assets:
Investments in equity securities	$350	$300
Lease incentives	—	812
Contract asset	4,441	6,081
Other	675	516

	$5,466	$7,709

Other accrued expenses:
Accrued property taxes	$2,483	$4,650
Accrued interest	1,029	2,997
Accrued vacation	6,497	7,421
Accrued lodging	4,092	4,433
Accrued maintenance	1,415	2,493
Accrued employee benefits	1,550	1,075
Accrued fleet operating expense	412	2,751
Other	5,537	6,488

	$23,015	$32,308

Other noncurrent liabilities:
Warrant liabilities	$100	$25,225
Lease incentive obligations	—	1,050
Long-term employee benefits	1,737	485
Other	—	1,819

	$1,837	$28,579

Impairment of Long-lived Assets
The Company monitors for any indicators of impairment of the long-lived fixed assets. When certain conditions or changes in the economic situation exist, the assets may be impaired and the carrying amount of the assets exceed their fair value. The assets are then tested for recoverability of carrying amount. The Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired, the undiscounted net cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net book value of the assets exceeds their estimated fair value.
We group assets at the capacity purchase agreement level (i.e., the lowest level for which there are identifiable cash flows). If impairment indicators exist with respect to any of the asset groups, we estimate future cash flows based on projections of capacity purchase or flight services agreement, block hours, maintenance events, labor costs and other relevant factors.
During the three months ended June 30, 2025, the Company assessed whether any indicators of impairment existed in any of our long-lived asset groups and noted that no indicators of impairment existed for our fleet.
During the three months ended June 30, 2025, the Company reevaluated the fair value of our held for sale assets and recorded a net impairment true-up
adjustment gain of $
0.1 million. No other indicators of impairment were present during the quarter and no further steps were determined to be necessary.
The Company’s assumptions about future conditions relevant to the assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available, and will update its analyses accordingly.
Depreciation Expense on Property and Equipment:
Depreciation of property and equipment totaled $
3.4 million and $9.7
 million for the three months ended June 30, 2025 and June 30, 2024, respectively, and $
17.3 million and $32.8
 million for the nine months ended June 30, 2025 and June 30, 2024, respectively.

7.	Fair Value Measurements
Fair value is an exit price representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Accounting standards include disclosure requirements relating to the fair values used for certain financial instruments and establish a fair value hierarchy. The hierarchy prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels:
Level 1
—Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2
—Inputs, other than quoted prices in active markets, which are observable either directly or indirectly; and
Level 3
—Unobservable inputs in which there is little or no market data, requiring an entity to develop its own assumptions.
Other than our assets held for sale, investments in equity securities, and warrant liabilities, described in Notes 5, 6, and 14, respectively, we did not measure any of our assets or liabilities at fair value on a recurring or nonrecurring basis as of June 30, 2025 and September 30, 2024.
The carrying values reported in the condensed consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Our debt agreements are not traded on an active market. We have determined the estimated fair value of our debt to be Level 3, as certain inputs used to determine the fair value of these agreements are unobservable and, therefore, could be sensitive to changes in inputs. We utilize the discounted cash flow method to estimate the fair value of Level 3 debt.
The carrying value and estimated fair value of our total long-term debt and finance leases, including current maturities, were as follows (in millions):

	June 30, 2025		September 30, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt and finance leases, including current maturities (1)	$113.7	$110.4	$315.2	$305.3

(1)	Current and prior period long-term debts’ carrying and fair values exclude net debt issuance costs.

8.	Long-Term Debt, Finance Leases, and Other Borrowings
Long-term debt as of June 30, 2025 and September 30, 2024, consisted of the following (in thousands):

	June 30, 2025	September 30, 2024
Notes payable to secured parties, due in semi-annual installments, interest based on SOFR plus interest spread at 4.75% to 6.25% through 2028, collateralized by the underlying aircraft	$—	$85,469
Notes payable to secured parties, due in quarterly installments, interest based on SOFR plus interest at spread 2.20% to 2.32% for senior note & 4.50% for subordinated note through 2028, collateralized by the underlying aircraft	—	73,884
Revolving credit facility, quarterly interest based on SOFR plus interest spread at 4.50% through 2028	33,018	37,520
Other obligations due to financial institution, monthly and/or quarterly interest due from 2022 through 2031, collateralized by the underlying equipment	—	4,681
Notes payable to the UST, quarterly interest based on SOFR plus interest spread at 3.50% through 2025	80,726	113,656

Gross long-term debt, including current maturities	113,744	315,210
Less unamortized debt issuance costs	—	(2,395)
Less notes payable warrants	(774)	(2,544)

Net long-term debt, including current maturities	112,970	310,271
Less current portion, net of unamortized debt issuance costs	(84,725)	(50,455)

Net long-term debt	$28,245	$259,816

Principal maturities of long-term debt as of June 30, 2025, and for each of the next five years are as follows (in thousands):

Periods Ending September 30,	Total Principal
2025 (remainder of)	$—
2026	86,538
2027	6,190
2028	4,782
2029	16,234

$113,744

The carrying value of collateralized aircraft and equipment as of June 30, 2025 was approximately $
46.7 million.
Enhanced Equipment Trust Certificate (“EETC”)
In December 2015, an Enhanced Equipment Trust Certificate (“EETC”) pass-through trust was created to issue pass-through certificates to obtain financing for new
E-175
aircraft. In connection with the sale of the
E-175
aircraft, United assumed the EETC note with a remaining balance of $
73.4
 million at the time of assumption. As of June 30, 2025, the Company does not have any obligations under the EETC note.
United Revolving Credit Facility
On December 27, 2022, in connection with entering into the Amended and Restated United CPA, (i) United agreed to purchase and assume all of First Citizens’ rights and obligations as a lender under the Existing Facility pursuant to an Assignment and Assumption Agreement, (ii) United and CIT Bank agreed to amend the Existing Facility pursuant to an Amendment No. 1, dated December 27, 2022 (“Amendment No. 1”), and an Amendment No. 2, dated January 27, 2023 (“Amendment No. 2”; the Existing Facility as amended by Amendment No. 1 and Amendment No. 2, the “Amended Facility”), and (iii) Wilmington Trust, National Association agreed to assume all of CIT Bank’s rights and obligations as Administrative Agent pursuant to an Agency Resignation, Appointment and Assumption Agreement, dated as of January 27, 2023. Amendment No. 1, among other things, extends the Maturity Date from the earlier to occur of November 30, 2028, or the date of the termination of the Amended and Restated United CPA; provides for a revolving loan of $10.5 million plus fees and expenses, which is due January 31, 2024, subject to certain mandatory prepayment requirements; provides for Revolving Commitments equal to $30.7 million plus the original principal amount of the $10.5 million revolving loan; amortization of the obligations outstanding under the existing CIT Agreement commencing quarterly until March 31, 2025; and a covenant capping Restricted Payments (as defined in the Amended Facility) at $5.0 million per fiscal year, a consolidated interest and rental coverage ratio of 1.00 to 1.00 covenant, and a Liquidity (as defined in the Amended Facility) requirement of not less than $15.0 million at the close of any business day. Subsequent to June 30, 2024, United agreed to grant the Company a waiver on the $15.0 million minimum liquidity requirement through December 31, 2024. Interest assessed under the Amended Facility is 3.50% for Base Rate Loans and 4.50% for Term SOFR Loans (as such terms are defined in the Amended Facility). Amendment No. 2, among other things, amends the definition of Controlled Account (as defined in the Amended Facility). Amounts borrowed under this Amended Facility are secured by a collateral pool consisting of a combination of expendable parts, rotable parts and engines and a pledge of the Company’s stock in certain aviation companies. United funded $25.5 million as of the closing date of Amendment No. 1, to be used for general corporate purposes.
The United line of credit contains an additional deemed prepayment of $15 million with potential forgiveness upon the achievement of a certain number of block hours as well as maintaining a CCF of at least 99.3% over any rolling four-month period from April 2023 through December 2025. In order to earn forgiveness on the deemed prepayment, we must also have repaid the bridge loan in full. During the three months ended March 31, 2024, the bridge loan was repaid in full, and $
10.5 million of the potential $15 million achieved was recognized as a deemed prepayment. The remaining $4.5 million was recognized as a deemed prepayment during the nine months ended June 30, 2025.
On September 6, 2023, the Company amended the existing United Credit Facility to (i) permit the Company to re-draw
approximately $7.9 million of the Effective Date Bridge Loan (as defined in the United Credit Facility) previously repaid; (ii) increased the amount of Revolving Commitments (as defined in the United Credit Facility) from $30.7 million to $50.7 million, in each case, plus the original principal amount of the Effective Date Bridge Loan and subject to the Borrowing Base (as defined in the United Credit Facility); and (iii) amended the calculation of the Borrowing Base. Amounts borrowed under this facility bear interest at 3.50% for Base Rate Loans and 4.50% per annum for Term SOFR Loans. Amounts borrowed under the Amended Credit Facility are secured by a collateral pool consisting of a combination of expendable parts, rotable parts and engines, a pledge of certain of the Company’s bank accounts and a pledge of the Company’s stock in certain aviation companies.
Loan Agreement with the United States Department of the Treasury
On October 30, 2020, we entered into a loan and guarantee agreement with the U.S. Department of the Treasury (the “U.S. Treasury”) for a secured loan facility of up to $200.0 million that matures in October 2025 (“the Treasury Loan”). During the first quarter of fiscal 2021, we borrowed an aggregate of $195.0 million. No further borrowings are available under the Treasury Loan.
The Treasury Loan bears interest at a variable rate equal to (a)(i) the SOFR rate divided by (ii) one minus the Eurodollar Reserve Percentage plus (b) 3.50
%. Accrued interest on the loans is payable in arrears, or
paid-in-kind
by increasing the principal balance of the loan by such interest payment, on the first business day following the 14 th
day of each March, June, September, and December. As of June 30, 2025, the
all-in
rate was
 8.06%.
All principal amounts outstanding under the Treasury Loan are due and payable in a single installment on October 30, 2025. Commencing in June 2022, we initiated the payment of interest in lieu of increasing the principal amount of the loan. Our obligations under the Treasury Loan are secured by certain aircraft, aircraft engines, accounts receivable, ground service equipment, flight simulators, and tooling (collectively, the “Collateral”). The obligations under the Treasury Loan are guaranteed by the Company and Mesa Air Group Inventory Management. The proceeds were used for general corporate purposes and operating expenses, to the extent permitted by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). Voluntary prepayments of the Treasury Loan may be made, in whole or in part, without premium or penalty, at any time and from time to time. Amounts prepaid may not be reborrowed. Mandatory prepayments of the Treasury Loan are required, without premium or penalty, to the extent necessary to comply with the covenants discussed below, certain dispositions of the Collateral, certain debt issuances secured by liens on the Collateral, and certain insurance payments related to the Collateral. In addition, if a “change of control” (as defined in the Treasury Loan) occurs with respect to Mesa Airlines, we will be required to repay the loans outstanding under the Treasury Loan.
The Treasury Loan requires us, under certain circumstances, including within 10 business days prior to the last business day of March and September of each year beginning March 2021, to appraise the value of the Collateral and recalculate the collateral coverage ratio. If the calculated collateral coverage ratio is less than 1.55 to 1.0, we are required either to provide additional Collateral (which may include cash collateral) to secure the obligations under the Treasury Loan or repay the term loans under the Treasury Loan, in such amounts that the recalculated collateral coverage ratio, after giving effect to any such additional Collateral or repayment, is at least 1.55 to 1.0. On December 23, 2024, we entered into an agreement with the UST to lower the minimum collateral coverage ratio (“CCR”) covenant to .99 to 1.0 effective as of November 22, 2024 through February 28, 2025. Additionally, on March 18, 2025, we entered into a new CCR Modification Agreement with the UST to lower the minimum CCR covenant to .91 to 1.0 effective as of February 28, 2025, through the maturity date of the loan. As a result of the new CCR modification agreement, we are in compliance with this covenant as of June 30, 2025.
The Treasury Loan contains two financial covenants, a minimum collateral coverage ratio and a minimum liquidity level. The Treasury Loan also contains customary negative and affirmative covenants for credit facilities of this type, including, among others: (a) limitations on dividends and distributions; (b) limitations on the creation of certain liens; (c) restrictions on certain dispositions, investments, and acquisitions; (d) limitations on transactions with affiliates; (e) restrictions on fundamental changes to the business, and (f) restrictions on lobbying activities. Additionally, we are required to comply with the relevant provisions of the CARES Act, including limits on employment level reductions after September 30, 2020, restrictions on dividends and stock buybacks, limitations on executive compensation, and requirements to maintain certain levels of scheduled service.
In connection with the Treasury Loan and as partial compensation to the U.S. Treasury for the provision of financial assistance under the Treasury Loan, we issued to the U.S. Treasury warrants to purchase an aggregate of 4,899,497 shares of our common stock at an exercise price of $3.98 per share, which was the closing price of the common stock on April 9, 2020. The exercise price and number of shares of common stock issuable under the warrants are subject to adjustment as a result of anti-dilution provisions contained in the warrants for certain stock issuances, dividends, and other corporate actions. The warrants expire on the fifth anniversary of the date of issuance and are exercisable either through net share settlement or net cash settlement, at our option. The fair value of the warrants was estimated using a Black-Scholes option pricing model and recorded in stockholders’ equity with an offsetting debt discount to the Treasury Loan in the condensed consolidated balance sheets.

9.	Earnings/(Loss) Per Share
Calculations of net (loss)/earnings per common share were as follows (in thousands, except per share amounts):

	Three Months Ended June 30,		Nine Months Ended June 30,
	2025	2024	2025	2024
Net income/(loss)	$20,856	$(19,908)	$(152,332)	$(66,097)

Basic weighted average common shares outstanding	41,439	41,217	41,368	41,075
Diluted weighted average common shares outstanding	41,683	41,217	41,368	41,075

Net (loss)/income per common share attributable to Mesa Air Group:
Basic	$0.50	$(0.48)	$(3.68)	$(1.61)

Diluted	$0.50	$(0.48)	$(3.68)	$(1.61)

Basic income or loss per common share is computed by dividing net income or loss attributable to Mesa Air Group by the weighted average number of common shares outstanding during the period.
The number of incremental shares from the assumed issuance of shares relating to restricted stock and exercise of warrants is calculated by applying the treasury stock method. Share-based awards and warrants whose impact is anti-dilutive under the treasury stock method are excluded from the diluted net income or loss per share calculation. In loss periods, these incremental shares are excluded from the calculation of diluted loss per share, as the inclusion of approximately 1.0 million unvested restricted shares and 4.9 million warrants would have an anti-dilutive effect.

The following number of weighted-average potentially dilutive shares were excluded from the calculation of diluted net loss per share because the effect of including such potentially dilutive shares would have been anti-dilutive:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2025	2024	2025	2024
Warrants	—	—	—	—
Restricted stock	—	—	106	—

	—	—	106	—

10.	Common Stock
As discussed in Note 8, we issued warrants to the U.S. Treasury to purchase shares of our common stock, no par value, at an exercise price of $3.98 per share. The exercise price and number of shares issuable under the warrants are subject to adjustment as a result of anti-dilution provisions contained in the warrants for certain stock issuances, dividends, and other corporate actions. The warrants expire on the fifth anniversary of the date of issuance and are exercisable either through net share settlement or net cash settlement, at our option. The warrants were accounted for within equity at a grant date fair value determined under the Black-Scholes option pricing model. As of June 30, 2025,
4,899,497
warrants were issued and outstanding.
We have not historically paid dividends on shares of our common stock. Additionally, the Treasury Loan contains restrictions that limit our ability to or prohibit us from paying dividends to holders of our common stock.

11.	Income Taxes
Our effective tax rate (“ETR”) from continuing operations was
-1.2% and 3.7
% for the three and nine months ended June 30, 2025, respectively, and
3.9% and
-0.2
%
for the three and nine months ended June 30, 2024, respectively. The Company’s ETR for all periods differed from the statutory rate principally as a result of the valuation allowance on operating loss carryforwards and deferred tax assets on tax expense.
We continue to maintain a valuation allowance on a portion of our federal and state net operating losses in jurisdictions with shortened carryforward periods or in jurisdictions where our operations have significantly decreased as compared to prior years in which the net operating losses were generated.
As of June 30, 2025, the Company had aggregate federal and state net operating loss carryforwards of approximately $
277.6 million and $150.6 million, respectively, which expire in 2030-2038 and 2024-2043, respectively. No state net operating loss carryforwards are expected to expire in the current fiscal year.

12.	Share-Based Compensation
Restricted Stock
We grant restricted stock units (“RSUs”) as part of our long-term incentive compensation to employees and non-employee
members of the Board of Directors. RSUs generally vest over a period of three
to
five
years for employees and
one
year for members of the Board of Directors. The restricted common stock underlying RSUs are not deemed issued or outstanding upon grant, and do not carry any voting rights.

The restricted share activity for the nine months ended June 30, 2025 is summarized as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Restricted shares unvested at September 30, 2024	975,415	$1.83
Granted	550,247	$1.04
Vested	(532,397)	$1.92
Forfeited	(29,575)	$1.88

Restricted shares unvested at June 30, 2025	963,690	$1.32

As of June 30, 2025, there was $
1.2

million of total unrecognized compensation cost related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of
1.6 years.
Compensation cost for share-based awards is recognized on a straight-line basis over the vesting period. Share-based compensation expense for the three months ended June 30, 2025 and June 30, 2024 was $
0.3 million and $0.2 million, respectively, and $0.8 million and $1.0 million for the nine months ended June 30, 2025 and June 30, 2024, respectively.

13.	Leases
As of June 30, 2025, we leased airport facilities, office space, and other property and equipment under non-cancelable
operating leases. The leases generally require us to pay all taxes, maintenance, insurance, and other operating expenses. Operating leased expense is recognized as a rental expense on a straight-line basis over the lease term, net of lessor rebates and other incentives.
A
ggregate rental expense under all aircraft, equipment and facility leases totaled approximately $
1.9 million and $4.5
 million for the three months ended June 30, 2025 and June 30, 2024, respectively, and $
8.0
 million and $
17.1

million for the nine months ended June 30, 2025 and June 30, 2024, respectively.
The components of our lease costs were as follows (in thousands):

	Three Months Ended June 30,		Nine Months Ended June 30,
	2025	2024	2025	2024
Operating lease costs	$639	$810	$2,000	$3,233
Variable and short-term lease costs	1,261	2,581	5,907	5,543
Interest expense on finance lease liabilities	—	746	48	3,291
Amortization expense of finance lease assets	—	365	54	5,001

Total lease costs	$1,900	$4,502	$8,009	$17,068

As of June 30, 2025, our operating leases have a remaining weighted average lease term of
5.8 years and our operating lease liabilities were measured using a weighted average discount rate of 5.4%.

14.	Commitments and Contingencies
Litigation
We are subject to certain legal actions which we consider routine to our business activities. As of June 30, 2025, our management believed the ultimate outcomes of other routine legal matters are not likely to have a material adverse effect on our financial position, liquidity or results of operations.

Electric Aircraft Forward Purchase Commitments
In February 2021, we entered into a forward purchase contract with Archer for a number of eVTOL aircraft. The aggregate base commitment for the eVTOL aircraft is $200.0 million, with an option to purchase additional aircraft. Our obligation to purchase the eVTOL aircraft is subject to the Company and Archer first agreeing in the future to a number of terms and conditions, which may or may not be met. During the three months ended June 30, 2025, the Company agreed to use reasonable best efforts to sell, assign, or transfer all rights and obligations associated with its Archer warrants and aircraft purchase agreement obligations to one or more third parties. If the Company is unable to transfer such rights and obligations by an agreed upon date, the Company and United will use commercially reasonable efforts to either terminate the remaining rights and obligations or have United assume them. Due to the transfer to United, the Company wrote off its liability associated with Archer obligations during the three months ended June 30, 2025.
In July 2021, we entered into a forward purchase contract with Heart for a number of fully electric aircraft. The maximum aggregate base commitment for the aircraft is $1,200.0 million, with an option to purchase additional aircraft. Our obligation to purchase the aircraft is subject to the Company and Heart first agreeing in the future to a number of terms and conditions, which may or may not be met.
Other Commitments
We have certain contracts for goods and services that require us to pay a penalty, acquire inventory specific to us or purchase contract-specific equipment, as defined by each respective contract, if we terminate the contract without cause prior to its expiration date. Because these obligations are contingent on our termination of the contract without cause prior to its expiration date, no obligation would exist unless such a termination occurs.

15 .	Subsequent Events
Sale of Assets
On July 11, 2025 and July 24, 2025, the Company closed the sale of one
CRJ-900
airframe and five GE Model
CF34-8C
engines, respectively, to third parties for gross proceeds of $4.6 million, all of which was used to pay down our UST Loan.
One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the legislation commonly referred to as the One Big Beautiful Bill Act (“OBBBA”). The OBBBA includes various provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We are currently assessing its impact on our consolidated financial statements and will recognize the income tax effects in the consolidated financial statements beginning in the period in which the OBBBA was signed into law.

F
-6
5

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of Republic Airways Holdings Inc.

Indianapolis, IN

Opinion

We have audited the consolidated financial statements of Republic Airways Holdings Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, mezzanine equity and shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 3, Revenue Recognition, and Note 14, Related Party Transactions, to the financial statements, substantially all revenues are derived from capacity purchase agreements with American Airlines, Inc., Delta Air Lines, Inc., and United Airlines, Inc. (the “Partner Airlines”). Further, each of the Partner Airlines are related parties through their ownership of the Company’s common stock. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

July 10, 2025

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(In millions, except share and per share amounts)

	2023	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$92.4	$110.5
Marketable securities	249.8	191.5
Restricted cash	21.1	21.4
Receivables, net of allowance for doubtful accounts of $1.3 and $1.7, respectively	9.7	9.8
Receivables—related parties	22.8	41.9
Inventories	59.2	63.0
Prepaid expenses and other current assets	11.1	15.2
Assets held for sale	13.6	—

Total current assets	479.7	453.3

Property and other equipment, net	2,050.6	2,109.5
Operating lease right-of-use assets	132.5	122.9
Other non-current assets	46.1	47.1
Other non-current assets—related parties	25.2	35.0

TOTAL ASSETS	$2,734.1	$2,767.8

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and finance leases	$238.7	$259.6
Current portion of operating lease liabilities	15.7	13.5
Accounts payable	36.1	37.2
Accrued liabilities	154.8	168.9
Accounts payable and accrued liabilities—related parties	10.8	9.9

Total current liabilities	456.1	489.1

Long-term debt and finance leases—less current portion	865.6	752.2
Operating lease liabilities—less current portion	123.9	117.6
Other non-current liabilities	41.6	44.8
Other non-current liabilities—related parties	7.4	41.8
Deferred income taxes	188.8	206.0

Total liabilities	1,683.4	1,651.5

COMMITMENTS AND CONTINGENCIES (Notes 9 & 10)

MEZZANINE EQUITY (Note 11):
Restricted stock units, 74,169 shares authorized; 2,645 shares issued and outstanding	4.8	5.8

SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 1,025,831 shares authorized, and 1,000,000 shares issued and outstanding	—	—

Additional paid-in capital	478.0	478.0
Accumulated earnings	567.9	632.5

Total shareholders’ equity	1,045.9	1,110.5

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY	$2,734.1	$2,767.8

See accompanying notes to the consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023, AND 2024

(In millions)

	2022	2023	2024
REVENUES (1)	$1,327.2	$1,429.1	$1,474.0
OPERATING EXPENSES:
Wages and benefits	549.3	654.8	677.2
Aircraft and engine rent	8.1	6.1	3.6
Maintenance and repair	253.8	254.1	268.0
Maintenance and repair—related parties	26.8	31.2	43.2
Depreciation and amortization	149.7	159.4	117.0
Other operating expense	205.6	198.0	228.3
Other operating expense—related parties	1.6	(9.8)	(0.3)

Total operating expenses	1,194.9	1,293.8	1,337.0

OPERATING INCOME	132.3	135.3	137.0

OTHER (EXPENSE) INCOME:
Investment (loss) income and other, net	(1.5)	1.8	7.6
Interest expense	(40.6)	(49.1)	(57.7)

Total other expense, net	(42.1)	(47.3)	(50.1)

INCOME BEFORE INCOME TAXES	90.2	88.0	86.9
INCOME TAX EXPENSE	22.4	33.2	22.3

NET INCOME	$67.8	$54.8	$64.6

(1)	Substantially all of the Company’s revenues are derived from related parties during the years ended December 31, 2022, 2023 and 2024. Refer to Note 14, Related Party Transactions.

See accompanying notes to the consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023, AND 2024

(In millions, except share amounts)

	Mezzanine Equity		Common Stock		Additional Paid- In Capital	Accumulated Earnings	Total Shareholder’s Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	2,538	$2.3	1,000,000	$—	$478.0	$445.3	$923.3
Net income	—	—	—	—	—	67.8	67.8
Stock-based compensation	—	1.2	—	—	—	—	—

Balance at December 31, 2022	2,538	$3.5	1,000,000	$—	$478.0	$513.1	$991.1

Net income	—	—	—	—	—	54.8	54.8
Stock-based compensation	—	1.2	—	—	—	—	—
Repurchase and retirement of common stock	(375)	(0.2)	—	—	—	—	—
Issuance of restricted share units	482	0.3	—	—	—	—	—

Balance at December 31, 2023	2,645	$4.8	1,000,000	$—	$478.0	$567.9	$1,045.9

Net income	—	—	—	—	—	64.6	64.6
Stock-based compensation	—	1.0	—	—	—	—	—

Balance at December 31, 2024	2,645	$5.8	1,000,000	$—	$478.0	$632.5	$1,110.5

See accompanying notes to the consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In millions)

	2022	2023	2024
OPERATING ACTIVITIES:
Net income	$67.8	$54.8	$64.6
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	149.7	159.4	117.0
Deferred income taxes	19.6	29.3	17.2
Other, net	14.8	20.1	12.9
Other, net—related parties	(2.2)	(18.5)	(6.1)
Changes in certain assets and liabilities:
Receivables	0.5	(0.2)	(2.5)
Receivables—related parties	(54.6)	55.5	(19.1)
Inventories (1)	(4.3)	4.6	(2.1)
Prepaid expenses and other assets	(4.1)	(3.8)	(10.9)
Prepaid expenses and other assets—related parties	(3.4)	(8.2)	(9.9)
Accounts payable and other current liabilities	5.0	32.8	25.1
Accounts payable and other current liabilities—related parties	(1.3)	(0.8)	(0.9)
Other non-current liabilities	1.4	3.4	5.0
Other non-current liabilities—related parties	0.8	0.8	35.8

NET CASH PROVIDED BY OPERATING ACTIVITIES	189.7	329.2	226.1

INVESTING ACTIVITIES:
Purchase of property and equipment (1)	(186.0)	(378.1)	(226.7)
Proceeds from insurance, sale of property, and other equipment	1.4	133.5	86.1
Pre-delivery deposits paid (1)	(13.5)	(13.5)	(32.9)
Purchases of marketable securities and investments	(98.9)	(282.8)	(187.3)
Proceeds from the sale of marketable securities	160.0	120.0	255.3

NET CASH USED IN INVESTING ACTIVITIES	(137.0)	(420.9)	(105.5)

FINANCING ACTIVITIES:
Proceeds from issuance of debt	71.7	476.6	177.3
Payments on debt and finance lease obligations	(259.0)	(260.1)	(240.1)
Payments on early debt extinguishment	—	(101.0)	(37.4)
Other, net	(2.5)	(8.4)	(2.0)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(189.8)	107.1	(102.2)

NET CHANGES IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(137.1)	15.4	18.4
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of period	235.2	98.1	113.5

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—End of period	$98.1	$113.5	$131.9

CASH PAID FOR:
Interest, net of capitalized amounts	$39.9	$44.4	$56.0
Income taxes, net of refunds	6.2	3.3	5.7

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Property and equipment acquired but not paid	10.3	15.0	7.6
Parts credits received from aircraft and engine manufacturers	2.9	6.7	4.0
Parts credits received from aircraft and engine manufacturers—related parties	0.7	1.4	0.5
Parts credits used from aircraft and engine manufacturers	1.0	—	0.5
Warrants and put option received from aircraft manufacturer	17.5	—	—

(1)

The Company made aircraft, pre-delivery deposit payments, inventory, and rotable spare part purchases from its original equipment manufacturer, a related party, of $102.0 million, $294.8 million, and $168.2 million during the years ended December 31, 2022, 2023, and 2024, respectively.

See accompanying notes to the consolidated financial statements

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023, AND 2024

1. ORGANIZATION & BUSINESS

Republic Airways Holdings Inc. (the ‘‘Company’’ or the ‘‘Parent’’) is a Delaware holding company conducting substantially all of its operations through its wholly-owned regional air carrier subsidiary, Republic Airways Inc. (‘‘Republic Airways’’ or the “Airline”). The Company regularly provides scheduled passenger service on approximately 1,000 flights daily to more than 90 cities in the United States, Canada, and the Caribbean operating under the American Eagle, Delta Connection, and United Express brands through our partnerships with American Airlines, Inc. (‘‘American Airlines’’), Delta Air Lines, Inc. (‘‘Delta Air Lines’’), and United Airlines, Inc. (‘‘United Airlines’’) (collectively, our ‘‘Partners’’ or ‘‘Partner Airlines’’) under fixed-fee capacity purchase agreements (“CPA,” or collectively, our “CPAs”). Republic Airways exclusively operates the Embraer E170/175 family of aircraft among our Partners’ hub and focus cities.

The Company also operates its Leadership In Flight Training Academy (“LIFT Academy”) with a mission to attract a new generation of aviators to commercial aviation by providing superior flight training, while addressing the economic, regulatory, and structural barriers to entry to the aviation industry by offering its graduates a defined career pathway to First Officer with Republic Airways. LIFT Academy has the capacity to train 500 future aviators in furtherance of its mission to attract new aviators to the profession.

Aircraft committed to each of our Partner Airlines’ operations as of December 31, 2024 are as follows:

Aircraft	American Airlines	Delta Air Lines	United Airlines	Total Aircraft Committed
E170	36	11	15	62
E175	79	47	51	177

Total	115	58	66	239

Description	E170/E175
Aircraft committed to Partner Airlines’ as of January 1, 2022	227
Placement of New Aircraft	4

Aircraft committed to Partner Airlines’ as of January 1, 2023	231
Sale of Aircraft	(6)
New Deliveries	13

Aircraft committed to Partner Airlines’ as of January 1, 2024	238
Sale of Aircraft	(6)
New Deliveries	6
Repositioned Aircraft	1

Aircraft committed to Partner Airlines’ as of December 31, 2024	239

Capacity purchase agreements—Each of our fixed-fee CPAs are structured so that revenues are generally derived from (i) a fixed fee per departure, flight hour, and/or block hour of time incurred in addition to overall aircraft in service and aircraft per day fees, payable on a monthly basis; and (ii) a premium amount, which is earned by maintaining a minimum aircraft utilization and exemplary operating results. We additionally receive reimbursement from our Partners for direct expenses incurred, such as qualifying maintenance activities, insurance, and property taxes. The Company refers to Partner reimbursements as “pass-through” charges, which are presented on a gross basis at the amount incurred in revenues and the corresponding operating expense in the consolidated statements of operations. Certain charges such as fuel and landing fees, are paid directly by our Partner Airlines. The Company refers to these charges as “Partner direct charges.”

Pursuant to our fixed-fee capacity purchase agreements, Republic Airways provides passenger service on behalf of American Airlines, Delta Air Lines, and United Airlines, authorizing us to use our Partners’ two-character flight designator codes (American Airlines—“AA,” Delta Air Lines—“DL,” and United Airlines—“UA”) to identify our flights and fares directly within each Partner’s reservation systems, and to outfit our interior and exterior aircraft livery with Partners’ colors, logos, and service marks, allowing for joint marketing of our flights by Republic Airways and each of our Partner Airlines. Passenger tickets are issued by each of our Partners, who therefore bear the risk associated with fare competition and management of seat inventory. In addition, under our fixed-fee arrangements with American Airlines, Delta Air Lines, and United Airlines, passengers of Republic Airways are eligible for participation in our Partners’ frequent flyer loyalty programs: AAdvantage®, SkyMiles®, and MileagePlus®, respectively. Support services such as reservations, ticketing, ground handling services, fuel procurement, commuter slot rights, and airport facilities are additionally provided by the Partners. Significant provisions to our CPAs, which are amended from time to time, are discussed in Note 3, Revenue Recognition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) and include the accounts of Republic Airways Holdings Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to current year presentation.

Use of estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities, reported amounts of revenues and expenses, and the related disclosures thereto as of and during the periods presented, which management reassesses and evaluates on an ongoing basis. Significant estimates include but are not limited to (i) revenue recognition, (ii) estimated useful lives and residual values of aircraft and equipment, (iii) provision for income taxes, and (iv) estimated fair value assumptions supporting the fair value of certain investments, put options, and warrants. In addition, based on the nature of our CPA relationships, the Company estimates operating costs for certain reimbursable pass-through charges and records revenues based on these estimates. Actual results could materially differ from our initial estimates.

Cash, cash equivalents and restricted cash—Cash and cash equivalents consist of cash on-hand and short-term, highly liquid investments with maturities of three months or less when acquired. Substantially all of our cash on-hand is held with four financial institutions.

Restricted cash includes cash in escrow to secure letters of credit issued for workers’ compensation claim reserves, construction activities, student loan guarantees, and deposits with various airport authorities.

Investments—The Company holds investments in debt and equity securities, stock warrants and put options, and equity method investments. Investments classified as marketable securities relate primarily to U.S. Treasury securities and are recorded to marketable securities in the consolidated balance sheets. The Company designates securities as trading, available-for-sale, or held-to-maturity, as applicable, at the time of acquisition and are subsequently measured at fair value at each reporting date. All of the Company’s investments in marketable securities were held for trading purposes during the years ended December 31, 2022, 2023, and 2024, and as a result, realized and unrealized gains and losses are recorded to investment (loss) income and other, net in the consolidated statements of operations, representing Level 1 fair value measurements as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement. See Note 5, Fair Value Measurements.

Non-current investments are investments with maturities greater than 12 months or investments which management of the Company intends to hold for a period greater than 12 months. Non-current investments are subject to provisions of FASB ASC 321, Investments, and are recorded to other non-current assets in the consolidated balance sheets at the acquisition date fair value and subsequently measured to fair value at each reporting date. Non-current investments are Level 1 fair value measurements as defined in the FASB ASC 820, Fair Value Measurement, fair value hierarchy. Realized and unrealized gains and losses are recorded to investment (loss) income and other, net in the consolidated statements of operations. See Note 5, Fair Value Measurements.

The Company is additionally a warrant holder for stock warrants issued to certain initial investors in conjunction with our strategic partnership with EVE Holdings Inc. (“EVE”) for the development of electric vertical takeoff and landing (“eVTOL”) aircraft, which are subject to a three-year lock-up period and are exercisable through 2027. Also related to our strategic relationship with EVE, the Company holds a put option attached to shares held in EVE equity. Stock warrants and the put option are characterized as financial instruments and are initially recorded and subsequently measured to fair value at each reporting date. Such amounts are recorded to other non-current assets in the consolidated balance sheets. Unrealized gains and losses are recorded to investment (loss) income and other, net in the consolidated statements of operations. See Note 5, Fair Value Measurements.

Equity method investments are initially measured at cost and subsequently adjusted for the Company’s proportionate share of income or loss of the investee and recorded to other non-current assets in the consolidated balance sheets in accordance with FASB ASC 323, Investments—Equity Method and Joint Ventures. The Company’s portion of income or loss generated by these investments are included as part of investment (loss) income and other, net in the consolidated statements of operations. The Company routinely monitors its investments for factors that may indicate a potential decline in value that is other than temporary.

The Company holds a 42.9% ownership interest in Hyannis Air Service Inc. d/b/a Cape Air and Nantucket Airlines (“Cape Air”). The investment is meant to foster a strategic workforce relationship between the participating airlines. Upon completion of flight training at LIFT Academy, certain graduates can acquire First Officer and Captain experience at Cape Air until they have met experience requirements to fly with Republic Airways. The Cape Air investment is accounted for under the equity method of accounting. During the years ended December 31, 2022, 2023, and 2024, the Company recognized a $0.1 million gain, a $3.8 million loss and a $0.1 million loss in Cape Air, respectively. See Note 5, Fair Value Measurements.

Fair value of financial instruments—The Company measures cash and cash equivalents, restricted cash, debt and equity securities, warrants, and put options at fair value on a recurring basis. Fair value, which is defined as an exit price related to the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, is measured using a combination of valuation practices as follows, as applicable:

Market approach—a valuation technique using prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities (or groups of assets and liabilities).

Income approach—valuation approach which converts future amounts to a single current (discounted) amount and is determined on the basis of the value indicated by current market expectations about those future amounts.

The Company classifies its fair value measurements based on the fair value hierarchy defined in ASC 820, Fair Value Measurement, which prioritizes the inputs used in determining fair value as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3	Unobservable inputs for the asset or liability.

Inventories—Inventories consist of spare aircraft parts and supplies, which are charged to expense as consumed in the Company’s operations. Aircraft inventory is stated at weighted average cost at the lower of cost or its net realizable value. Inventory valuation adjustments are recorded to maintenance and repair expense in the consolidated statements of operations. The inventory valuation adjustments for the years ended December 31, 2022, 2023, and 2024 were immaterial.

Property and equipment—The Company records property and equipment at its historical cost, less accumulated depreciation, which is charged to expense on a straight-line basis over the estimated useful life of the related asset. Effective January 1, 2023, management updated the residual value of training aircraft used at LIFT Academy from 25.0% to 50.0% to more closely align with the market data impacting similar vintage aircraft. The impact to depreciation and amortization expense for the year ended December 31, 2023 was not material.

Additionally, effective January 1, 2024, the Company adjusted the estimated useful life of certain aircraft, rotable spare parts, and engines from 22.0 to 26.0 years to more closely align with market data impacting our fleet usage pattern. The change in accounting estimate decreased depreciation and amortization expense by $50.5 million for the year ended December 31, 2024 on then-current fleet assets. Estimated useful lives and residual values for each asset class are as follows:

Asset Class	Current Useful Life Effective January 1, 2024 (Years)	Previous Useful Life Effective December 31, 2023 and Prior (Years)
Building	39.0	39.0
Regional jet aircraft	26.0	22.0
Training aircraft, engines, and flight equipment	10.0 – 26.0	10.0 – 22.0
Office equipment and leasehold improvements	3.0 – 20.0	3.0 – 20.0

Asset Class	Current Salvage Value Effective January 1, 2023 (% Historical Cost)	Previous Salvage Value Effective December 31, 2022 and Prior (Years)
Building	—	—
Regional jet aircraft	0.0% – 10.0%	0.0% – 10.0%
Training aircraft, engines, and flight equipment	0.0% – 50.0%	0.0% – 25.0%
Office equipment and leasehold improvements	—	—

Management reviews asset groups for impairment when events and business circumstances indicate carrying values of our assets may not be recoverable. In such circumstances, management evaluates undiscounted cash flows expected to be generated by the respective asset group in comparison to its carrying value. Impairment charges, if any, are measured based on the excess carrying value over estimated fair value of the asset group. No impairment charges were recognized during the years ended December 31, 2022, 2023, and 2024.

Assets held for sale—The Company classifies assets as held for sale when (i) management commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset has been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to occur within one year, among other conditions. Assets designated as held for sale are recorded to assets held for sale in the consolidated balance sheets at the lower of their current carrying values or their fair market values, less costs to sell, beginning in the period in which the assets meet the criteria to be classified as held for sale.

Manufacturer incentives—The Company’s aircraft and original equipment manufacturers periodically provide credits and rebates toward aircraft and equipment part purchases and training activities. Incentives associated with aircraft and equipment are applied as a reduction to the aircraft and equipment purchase price upon delivery, effectively reducing depreciation expense on a straight-line basis over aircraft and engine useful lives.

Income taxes—The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts for existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize future tax benefits to the extent that it is more likely than not they will be realized based on available evidence. The Company establishes liabilities for uncertain positions taken or expected to be taken in income tax returns, using a more-likely-than-not recognition threshold. The liability for uncertain tax positions is not material as of December 31, 2022, 2023, or 2024. The Company utilizes the enacted tax rate of 21.0% for federal income tax purposes. See Note 12, Income Taxes.

Aircraft maintenance and repair—Aircraft maintenance and repair charges, including line maintenance, routine overnight maintenance, auxiliary power units, and airframe and engine overhaul are accounted for using the direct expense method.

In addition, the Company enters into long-term maintenance agreements that fix certain costs related to engines and other airframe components. Risks associated with these arrangements have been transferred to our maintenance providers, and therefore, corresponding maintenance charges are recognized as power-by-the-hour contracts at a level rate per hour, subject to customary minimum utilization requirements. See Note 9, Commitments.

U.S. Treasury Warrants—As of December 31, 2024, the Company held 25,831 warrants issued to the U.S. Treasury (the “U.S. Treasury Warrants”). U.S. Treasury Warrants are liability awards, recognized at fair value to accrued liabilities in the consolidated balance sheets and subsequently adjusted to fair value at each reporting period. Measurement of U.S. Treasury Warrants represent a Level 3 fair value measurement within the fair value hierarchy as defined by ASC 820, Fair Value Measurement. Fair value adjustments are recorded to investment (loss) income and other, net in the consolidated statements of operations. The amounts recorded for fair value adjustments during the years ended December 31, 2022, 2023, and 2024 were not material. See Note 5, Fair Value Measurements.

Mezzanine Equity—During the year ended December 31, 2020, the Company adopted the 2020 Omnibus Incentive Plan in which restricted stock units (“RSUs”) were issued to members of the Board of Directors and key members of management. RSUs are conditionally redeemable upon the occurrence of events that are not solely within control of the issuer of the securities. As such, RSUs are classified as mezzanine (temporary) equity as to convey that these shares may not have a permanent equity classification. See Note 11, Mezzanine Equity and Share Based Compensation.

Recent accounting pronouncements—The recent accounting pronouncements are listed with adoption dates for publicly traded companies, as the Company maintains an accelerated public company adoption timeline for new accounting standards and updates.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), which provides clarifying guidance as to the classification of instruments potentially indexed to or settled in an entity’s own equity and further aligns the accounting for such transaction to the economic substance of the transaction. ASU 2020-06 is available for adoption on either the full or modified retrospective basis. Entities may elect to adopt this standard for annual and interim periods beginning after December 15, 2021 with early adoption permitted. The Company adopted ASU 2020-06 on January 1, 2022 and the impact of the implementation to the consolidated financial statements was not material.

In November 2021, the FASB issued ASU 2021-10, Disclosures by Business Entities about Government Assistance, to provide comprehensive recognition and measurement guidance for entities receiving government assistance. ASU 2021-10 is effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021 with early adoption permitted. The Company determined that grants received as part of the Payroll Support Programs constitute government assistance within the scope of ASU 2021-10. The Company adopted ASU 2021-10 on January 1, 2022 and the impact of the implementation to the consolidated financial statements and related disclosures thereto was not material.

In June 2022, the FASB issued ASU 2022-03 –Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, to provide clarifying guidance on measuring the fair value of an equity security with prohibiting limitations on the sale of an equity security. ASU 2022-03 also introduces new disclosure requirements for these equity securities. ASU 2022-03 is effective for public entities for fiscal years beginning after December 15, 2023 with early adoption permitted. The Company adopted ASU 2022-03 on January 1, 2024, and the impact of the implementation to the consolidated financial statements was not material.

In December 2023, the FASB issued ASU 2023-09—Improvement to Income Tax Disclosures (Topic 740), to provide clarifying guidance on the transparency of income tax disclosures. ASU 2023-09 is effective for public entities for annual reporting periods beginning after December 15, 2024. The Company is currently evaluating the impact the standard will have to the consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), to provide investors with more granular detail on cost of sales, and selling, general, and administrative expenses. ASU 2024-03 is effective for public entities for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact the standard will have to the consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03—Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revises the guidance in ASC 805 on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity (VIE). ASU 2025-03 is effective for public entities for fiscal years beginning after December 15, 2026 with early adoption permitted. The Company early adopted ASU 2025-03 on January 1, 2025, and the impact of the implementation to the consolidated financial statements was not material.

3. REVENUE RECOGNITION

The Company accounts for contracts with our Partner Airlines under ASC 606, Revenue from Contracts with Customers, and ASC 842, Leases, as applicable, when each party has committed to perform under the contract, each party’s rights and payment terms have been established, when the contract has commercial substance, and when collectability of amounts due under the contract is probable. Under CPAs with our Partner Airlines, the Company has committed to perform various flight services and maintenance activities classified as regional jet services. Regional jet services represent a series of distinct services accounted for as a single performance obligation satisfied over time as flights are completed. Substantially all of the Company’s revenues are generated from regional jet services.

Revenues associated with regional jet services are generally derived from (i) a fixed fee per departure, flight hour, and/or block hour of time incurred and a fixed rate for available-to-schedule aircraft, payable on a monthly basis; and (ii) a premium amount which is earned monthly and quarterly by maintaining minimum aircraft utilization levels and exemplary operating results. To the extent that minimum targets are not achieved, the Company could be subject to financial penalties. These fixed-fee rates are contractually subject to periodic economic adjustment. The Company additionally receives reimbursement from our Partners for direct expenses incurred such as qualifying maintenance activities, property taxes, and miscellaneous operating expenses. The Company refers to Partner reimbursements as “pass-through charges.” Certain charges such as fuel and landing fees are generally paid directly by our Partner

Airlines, although the charges were incurred by the Company in our ongoing operations. The Company refers to these charges as “Partner direct charges.” Pass-through charges are primarily recorded to revenues and the corresponding operating expense on a gross basis. Pass-through charges recorded on a net basis are not material.

Amounts recognized as regional jet services revenues are measured at the contractual amount the Company expects it will be entitled to in exchange for the promised services. The Company allocates the transaction price as flights are completed with variable consideration that relates specifically to the Company’s efforts in delivering each flight recognized in the period in which the individual flight is completed and measured on a monthly basis. The Company records an estimate for incentive revenue based on our expected performance at the end of each period. These estimates are derived under accounting guidance related to variable consideration constraints and based on amounts expected to be collected. The Company has concluded that allocating the variability directly to individual flights results in an overall allocation meeting the objectives in ASC 606. This results in a pattern of revenue recognition that generally follows the variable amounts billed from the Company to Partner Airlines.

A portion of the Company’s compensation under its CPAs is designed to reimburse the Company for certain aircraft ownership costs. The Company has concluded that a component of its revenue under the CPAs is deemed to be embedded lease revenue and as such, agreements identify the right-of-use of a specific type and number of aircraft over the term of the CPA. Embedded lease revenue associated with the Company’s CPAs is accounted for as an operating lease under ASC 842, Leases.

American Airlines

During the year ended December 31, 2022, and in conjunction with its prior and ongoing arrangement for the redeployment of 44 E170 aircraft to American Airlines operations, the Company and American Airlines reached customary commercial leasing terms for the operation of two E170 aircraft through 2030, with further E170 fleet commitments of 18 and 11 during the years ended December 31, 2023 and 2024, respectively.

During the year ended December 31, 2023, the Company and American Airlines reached agreement for a four-year extension of 76 E175 aircraft committed to CPA, which became effective on January 1, 2024. In addition, during the year ended December 31, 2024, the Company sold six E175 aircraft to American Airlines for proceeds of $49.3 million, net of debt repayment and fees.

Key provisions of our CPAs, as amended, are summarized as follows:

American Airlines
Committed aircraft—December 31, 2024	115

Aircraft type	E170/E175

Seating configuration	65 – 76 seats

Scheduled expiration (1)	December 2028 – January 2033

Significant pass-through / Partner direct charges

Pass-through—insurance, property taxes, certain cabin refurbishments, and miscellaneous station expenses

Partner direct charges—aircraft fuel, landing fees, ground handling operations, and on-board catering

(1)

Unless otherwise extended or amended, the CPA expires once all applicable aircraft are withdrawn from the agreement. The American Airlines CPA provides for extension at the option of American Airlines and is subject to early termination provisions for cause after satisfying the applicable notice period and failure to cure. Additionally, American Airlines has the right to terminate the American Airlines CPA and require that the Company immediately cease operations of American Eagle flights if, among other things, the Company fails to maintain certain controllable completion rates and controllable on-time departure targets. Following the occurrence of a labor strike for six consecutive days, American has the right to purchase certain E175 aircraft from us within 60 days of providing written notice to the Company regardless of whether such labor strike is later resolved.

Delta Air Lines

Key provisions of our CPAs, as amended, are summarized as follows:

Delta Air Lines
Committed aircraft—December 31, 2024	58

Aircraft type	E170/E175

Seating configuration	69 – 76 seats

Scheduled expiration (1)	February 2025 – April 2030

Significant pass-through / Partner direct charges

Pass-through—insurance, property taxes, certain planned major maintenance activities, and miscellaneous station expenses

Partner direct charges—aircraft fuel, landing fees, on-board catering, and ownership of certain aircraft

(1)

The Company and Delta Air Lines may terminate the Delta CPA for material breach of contract and significant declines in operating performance, among others, after satisfying applicable notice and cure periods.

United Airlines

The Company entered into a CPA with United Airlines during the year ended December 31, 2021, for the replacement of 38 E170 aircraft with new E175 aircraft for scheduled passenger service over a 12-year term, including certain customary right-of-use aircraft leasing terms. The Company placed 23 aircraft into service during the years ended December 31, 2022, 2023, and 2024. Additionally, the Company further repositioned 23 E170 aircraft from the United Airlines CPA based on scheduled United Airlines CPA expiries during the years then ended. The remaining aircraft deliveries are expected throughout the year ended December 31, 2025.

Key provisions of our CPAs, as amended, are summarized as follows:

United Airlines
Committed aircraft—December 31, 2024	66

Aircraft type	E170/E175

Seating configuration	70 – 76 seats

Scheduled expiration (1)(2)	February 2025 – October 2037

Significant pass-through / Partner direct charges (3)

Pass-through—insurance, property taxes, certain planned major maintenance activities, and miscellaneous station expenses

Partner direct charges—aircraft fuel, landing fees, on-board catering, and ownership of certain aircraft

(1)

United Airlines has a call option to assume our ownership or leasehold interests in certain aircraft if (i) the Company wrongfully terminates the capacity purchase relationship, (ii) if United Airlines terminates the agreements for the Company’s breach of contract, or (iii) at the election of United Airlines, subject to certain notice requirements and age and condition of call option aircraft.

(2)

The United Airlines CPA may be terminated by United upon providing 30 days’ written notice if, among other reasons, the Company fails to attain certain operating performance targets for a specified period, subject to a right to cure. The United CPA may be terminated by United immediately upon written notice (without any prior notice), following the occurrence of a labor strike for ten or more consecutive days.

(3)	United Airlines has the right to assume our responsibility to purchase any of the pass-through products and services.

Revenues derived from our CPAs are disaggregated by Partner Airline for the years ended December 31, 2022, 2023, and 2024 as follows:

(in millions)	2022	2023	2024
American Airlines	$630.3	$659.0	$627.4
Delta Air Lines	304.5	334.1	378.2
United Airlines	386.0	424.2	448.9
Other	6.4	11.8	19.5

Total revenues	$1,327.2	$1,429.1	$1,474.0

Revenues derived from our CPAs by type of revenue for the years ended December 31, 2022, 2023, and 2024 are disaggregated as follows:

(in millions)	2022	2023	2024
Regional jet service revenue	$1,011.7	$1,111.6	$1,165.9
Lease revenue (1)	309.1	305.7	288.6
Other revenue	6.4	11.8	19.5

Total revenues	$1,327.2	$1,429.1	$1,474.0

(1)	Certain of our CPAs include embedded leases for the right-of-use of our regional jet aircraft. The corresponding rental income is classified herein.

LIFT Academy recorded tuition revenue of $5.6 million, $11.6 million, and $19.3 million during the years ended December 31, 2022, 2023, and 2024, respectively. Tuition from students is recorded to accrued liabilities in the consolidated balance sheets and is recognized on a systematic basis as students progress throughout their respective training programs.

Amounts recognized as revenues in the consolidated statements of operations are subject to certain estimates, which could materially impact the timing and consideration determined under the contract. Such estimates include (i) expected contract terms from material modifications to our fixed-fee capacity purchase agreements and (ii) the extent to which disputes in contract interpretation arise.

Receivables and contract assets—Receivables represent a right to consideration for promised services which have been transferred to our customers. The Company records provisions for credit losses using an expected credit losses model on the basis of specific identification and historical collection experience. Credit losses for the years ended December 31, 2022, 2023, and 2024 were not material. Contract assets are generated from the partial satisfaction of certain performance obligations, generally related to the delivery of aircraft maintenance services, under customer contracts whereby the Company has the right to consideration for services transferred or provided to its customers. Contract assets of $24.3 million and $34.4 million are recorded to other non-current assets—related parties in the consolidated balance sheets as of December 31, 2023 and 2024, which have been appropriately reduced for the applicable financing component.

Contract liabilities—Contract liabilities consist of deferred revenues for which the Company has received customer payment for undelivered services. In addition, the Company periodically carries out capital projects on behalf of its Partner Airlines, generally pertaining to aircraft fleet and livery improvements. Revenues of this nature are recognized over time, depicting the pattern of transfer of control of services, resulting in ratable recognition of revenues over the remaining term of the CPA.

Current and non-current deferred revenues are recorded to accrued liabilities—related parties and other non-current liabilities—related parties, respectively, in the consolidated balance sheets. The Company recognized $6.7 million, $10.8 million, and $13.7 million of the deferred revenue to revenues in the consolidated statements of operations during the years ended December 31, 2022, 2023, and 2024, respectively, which was previously included in contract liabilities at December 31, 2021, 2022, and 2023, respectively. Current contract liabilities—related parties were $12.5 million and $22.7 million as of December 31, 2023 and 2024, respectively. Non-current contract liabilities—related parties were $7.4 million and $41.8 million as of December 31, 2023 and 2024.

4. LEASES

The Company routinely enters into operating and finance leases as a financing method for aircraft, spare engines, flight training equipment, and operating facilities. The Company records a lease asset and corresponding liability for leases with terms exceeding 12 months. Such assets and liabilities are measured at the present value of remaining lease payments at the commencement of the lease or consummation of a lease modification.

Lease terms give effect to early termination and renewal options when it is reasonably certain that such options will be exercised. The Company determines present value, discounting payment streams at the interest rate implicit in the lease, when available, taking into consideration economic escalation provisions, when applicable. When this information is unknown, the Company estimates its incremental borrowing rate at the related lease commencement date, which is derived from prevailing market interest rates, recent debt acquisitions specific to the Company, or other debt instruments having similar characteristics at lease commencement. With the exception of our CPAs and operating facilities, the Company does not separate lease and non-lease contractual components. Provisions for residual value guarantees are not material.

Aircraft and engines—As of December 31, 2024, the Company is party to non-cancelable operating and financing lease agreements related to 25 aircraft and nine spare engines with varying terms extending through 2031. Of our 25 leased aircraft, 12 are leased directly from our Partner Airlines (“Partner-Controlled Aircraft”), constituting related party lease obligations. See Note 14, Related Party Transactions. Lease terms generally coincide with the related CPA expiry.

During the year ended December 31, 2022, the Company entered into amendments to five existing aircraft operating leases. Upon reassessment of the amended lease terms and lease classification at the related contract modification dates, such arrangements are classified as financing leases and were reclassified as such concurrently with the consummation of these transactions. As a result, the Company reclassified $5.4 million from operating lease right-of-use assets to property and equipment, net, in the consolidated balance sheets during the year ended December 31, 2022 and $7.4 million from the current portion of operating lease liabilities to the current portion of long-term debt in the consolidated balance sheets. Additionally, the Company increased property and equipment, net by $39.5 million along with the current and long-term debt accounts by $41.5 million in the consolidated balance sheets as a result of the amendments and lease extension.

During the year ended December 31, 2023, the Company exercised a purchase option on eight existing spare engine operating leases. Concurrently with this election, the Company reassessed the lease classification on each respective lease thereby classifying the arrangements as finance leases. As a result, the Company reclassified $1.1 million from operating lease right-of-use assets to property and equipment, net, and $1.0 million from the current position of operating lease liabilities to the current portion of long-term-debt in the consolidated balance sheets upon exercise of the option. Additionally, the Company increased property and equipment, net by $6.9 million along with the current and long-term debt by $5.2 million in the consolidated balance sheets as a result of this election.

Operating facilities—The Company’s leased operating facilities include airport terminal space, hangars and maintenance facilities, office space, and training facilities with initial terms extending from 30 days to nine years, classified as operating leases and short-term leases. Airport terminal space, which includes crew rooms and line maintenance facilities, is generally leased directly from a governmental agency or authority. Rental rates are dependent on actual airport operating costs and require adjustment at least annually. As a result of the variable nature of rent, airport terminal space leases are not recorded to the operating lease right-of-use asset and operating lease liabilities.

Flight training equipment—The Company maintains a long-term supply agreement for fulfillment of full motion flight simulation equipment at a guaranteed minimum level through 2033 with additional capacity availability accounted for as operating leases. Pursuant to this arrangement, the Company leases training equipment, embedded with related maintenance service agreements. The Company has elected the practical expedient permissible under ASC 842, Leases, and as a result, the non-lease service component has not been separated and removed from the operating lease right-of-use assets and related operating lease liabilities.

The Company entered into an operating lease for two additional flight simulators during the year ended December 31, 2023 that extend over a 10-year term. Obligations related to these assets increased operating lease right-of-use assets and operating lease liabilities by $31.9 million.

Components of lease costs for the years ended December 31, 2022, 2023 and 2024 are as follows:

(in millions)	2022	2023	2024
Operating lease cost	$28.0	$29.3	$24.5
Finance lease cost
Amortization of leased assets	11.4	12.6	8.3
Interest on lease liabilities	4.6	4.7	4.4
Variable and short-term lease cost	4.3	2.8	2.8

Total lease cost	$48.3	$49.4	$40.0

Operating lease cost, including variable and short-term lease cost, is recorded to aircraft and engine rent and other expense in the consolidated statements of operations. Finance lease cost is recorded to depreciation and amortization expense and interest expense in the consolidated statements of operations.

Supplemental balance sheet information related to leased assets and liabilities are as follows as of December 31:

(in millions)	2023	2024
Assets:
Operating lease right-of-use assets	$132.5	$122.9
Property and equipment, net	78.7	70.4

Total lease assets	$211.2	$193.3

Liabilities:
Current
Current operating lease liabilities	$15.7	$13.5
Current finance lease liabilities	10.9	7.2
Non-current
Non-current operating lease liabilities	123.9	117.6
Non-current finance lease liabilities	66.7	59.5

Total lease liabilities	$217.2	$197.8

Operating leases—Lease obligations expected to be paid within 12 months represent current maturities and are classified within the current portion of operating lease liabilities to the consolidated balance sheets. Lease obligations with expected repayments extending beyond 12 months are recorded to operating lease liabilities— less current portion to the consolidated balance sheets in the accompanying consolidated financial statements.

Finance leases—The Company records finance lease assets, current liability, and non-current liability to property and equipment, net, current portion of long-term debt and finance leases, and long-term debt and finance leases—less current portion, respectively, in the consolidated balance sheets. Amortization of the finance lease asset is recorded to depreciation and amortization expense. The interest component of the lease payment is recorded to interest expense in the consolidated statements of operations.

Additional lease terms are as follows for the years ended December 31, 2023 and 2024:

	2023	2024
Weighted average remaining lease term (in years):
Operating leases	8.7	8.0
Finance leases	6.8	6.2
Weighted average discount rate:
Operating leases	5.6%	5.8%
Finance leases	6.2	6.0

Maturities of lease liabilities are as follows as of December 31, 2024 and thereafter:

(in millions)	Operating Leases	Finance Leases	Total
2025	$20.7	$11.0	$31.7
2026	20.7	9.5	30.2
2027	20.5	9.5	30.0
2028	19.8	9.5	29.3
2029	18.6	9.5	28.1
Thereafter	64.6	34.6	99.2

Total minimum lease payments	164.9	83.6	248.5
Less imputed interest component	(33.8)	(16.9)	(50.7)

Total lease obligations	131.1	66.7	197.8
Less current obligations	(13.5)	(7.2)	(20.7)

Long-term lease obligations	$117.6	$59.5	$177.1

Supplemental cash flow and other information related to leases are as follows:

	Year Ended December 31,
(in millions)	2022	2023	2024
Cash paid or amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$(26.0)	$(28.0)	$(23.5)
Operating cash flows used in financing leases	(4.6)	(4.7)	(4.4)
Financing cash flows used in financing leases	(8.0)	(14.8)	(15.3)

Non-cash transactions:
Operating leases converted to finance leases	34.1	5.8	—
ROU assets acquired in exchange for operating lease obligations	6.0	32.9	8.7
ROU assets acquired in exchange for financing lease obligations	—	0.4	—

Aircraft leasing arrangements—The Company’s CPAs include provisions for the right-to-use of the Company’s aircraft in carrying out regional jet services. Such provisions constitute embedded leases for which the Company receives reimbursement for aircraft ownership costs, as our Partner Airlines obtain substantially all of the economic benefit from our aircraft committed to our Partners. Aircraft lease terms are commensurate with CPA terms discussed at Note 3, Revenue Recognition, to the consolidated financial statements. The Company mitigates the risk from residual and undeployed leased assets in the event of default of one of our Partners by actively monitoring aircraft and engine financing terms compared to market terms in order to effectively sell or redeploy aircraft to the extent they become unused or underutilized, which additionally decreases with the extent to which the Company operates Partner-Controlled Aircraft.

Rental revenue from operating leases for each of the next five years and total of the remaining years as of December 31, 2024 are as follows:

(in millions)	Revenue Recognition
2025	$329.1
2026	284.1
2027	277.5
2028	248.2
2029	222.6
Thereafter	597.2

Total	$1,958.7

5. FAIR VALUE MEASUREMENTS

The Company holds certain financial instruments, which require measurement to fair value in accordance with ASC 820, Fair Value Measurement. The Company measures the following financial instruments on a recurring basis:

Cash, cash equivalents, and restricted cash—The carrying amounts of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets are classified as a Level 1 fair value measurement in the ASC 820 hierarchy. Amounts presented in the consolidated balance sheets approximate the respective fair values using a market valuation technique.

Marketable securities—Investments in marketable securities primarily include U.S. Treasury Securities and are recorded at fair value. Valuation of securities is based on reference to the quoted market price on national exchanges, representing Level 1 fair value measurements as defined in ASC 820, Fair Value Measurement. Unrealized and realized gains and losses are recorded to investment (loss) income and other, net, in the consolidated statements of operations. Amounts recorded for unrealized and realized gains for the years ended December 31, 2022, 2023, and 2024 were $0.5 million, $5.5 million, and $10.6 million, respectively.

U.S. Treasury Warrants—U.S. Treasury Warrants are recognized at fair value and adjusted at each reporting date thereafter using the Black-Scholes option pricing model using an implied volatility calculated by the comparison of stock prices of select airlines of similar size and/or an income approach to determine fair value of the equity of the Company representing a Level 3 fair value measurement as defined in the ASC 820, Fair Value Measurement fair value hierarchy. The increase or decrease in the fair value measurement of the implied volatility may result in a higher or lower effect on the fair value measurement of the U.S. Treasury Warrants. The amounts recorded for fair value adjustments during the years ended December 31, 2022, 2023, and 2024 were not material.

EVE Investment—During the year ended December 31, 2022, the Company acquired 1,000,000 shares of Class A Common Stock in EVE for which Embraer S.A., a related party, through its wholly-owned subsidiary Embraer Aircraft Holdings, Inc., possesses beneficial ownership of EVE. Shares were acquired for a purchase price of $10.00 per share (“EVE Equities”) in furtherance of a commercial partnership among certain initial investors for the development of eVTOL aircraft. Additionally, as an inducement to enter into the partnership, the

Company obtained (i) warrants for the acquisition of an additional 1,500,000 shares of Class A Common Stock in EVE at an exercise price of $0.01 per share, subject to a three year lock-up period, exercisable through 2027 (the “EVE Warrants”) and (ii) a put option for reacquisition of EVE Class A Common Stock by EVE or a subsidiary of EVE for the aggregate put price of $10.0 million, exercisable on demand through 2032 (the “Put Option”) (collectively with the EVE Equities, EVE Warrants, and the Put Option, the “EVE Investment”). The Put Option is redeemable in future aircraft parts and maintenance services.

The EVE Equities are subject to provisions of FASB ASC 321, Investments. The investment was initially measured at fair value and was recorded to other non-current assets in the consolidated balance sheets. EVE Equities represent a Level 1 investment within the FASB ASC 820, Fair Value Measurement, fair value hierarchy, as the inputs for shares of EVE common stock are observable and actively exchange-traded. As of December 31, 2023 and 2024, the Company recorded $7.3 million and $5.4 million attributable to the fair value of EVE Equities to other non-current assets in the consolidated balance sheets. The Company recorded an unrealized gains (losses) of ($2.8) million, $0.1 million, and ($1.9) million related to the EVE Equities to investment (loss) income and other, net, in the consolidated statements of operations during the years ended December 31, 2022, 2023, and 2024, respectively.

EVE Warrants and the Put Option issued in conjunction with the EVE Investment are characterized as financial instruments and manufacturer incentives, respectively, for redemption toward future eVTOL aircraft acquisitions, aircraft parts, and/or maintenance services for our regional jet aircraft. Financial instruments related to the EVE Warrants and Put Option are recorded to other non-current assets at the estimated fair value at issuance and subsequently adjusted to fair value at each reporting date. Manufacturer incentives are recorded to other non-current liabilities in the consolidated balance sheets. Incentives utilized for future aircraft and equipment purchases are applied as a reduction to the aircraft basis upon delivery.

The Company recorded $17.5 million in manufacturer incentives to other non-current liabilities related to the EVE Warrants and Put Option, which was fixed at the consummation of the Eve Investment during the year ended December 31, 2022. During the years ended December 31, 2022, 2023, and 2024, the Company recorded unrealized gain (losses) of ($4.2) million, $0.2 million, and ($2.8) million related to fluctuations in fair value of the EVE Warrants, and unrealized gain (losses) of $2.5 million, ($0.1) million, and $0.2 million related to fluctuations in fair value of the Put Option, respectively. As the EVE Warrants and Put Option are adjusted to fair value at each reporting period in accordance with FASB ASC 815, Derivatives and Hedging, and the related manufacturing incentive is fixed at issuance date in accordance with FASB ASC 705-20, Cost of Sales and Services – Accounting for Consideration, the Company will continue to record unrealized gains or losses associated with the change in fair value of the EVE Warrants and Put Option in earnings despite no economic loss to the Company based on the terms of the EVE agreements and economic substance of the aggregate EVE Investment.

The Company estimates the fair value of EVE Warrants and the Put Option using a Black-Scholes option pricing model. This market-based approach relies on the use of significant unobservable inputs, and therefore, such amounts are classified as Level 3 fair value measurements within the ASC 820, Fair Value Measurement, fair value hierarchy. The significant unobservable input used in the Black-Scholes option pricing model in the valuation of the EVE Investments is the implied volatility using the comparison of stock prices of comparative eVTOL companies of similar size.

The Company measures the following assets and liabilities at fair value on a recurring basis:

	As of December 31, 2023
(in millions)	Recorded Balance	Level 1	Level 2	Level 3
Cash, cash equivalents, and restricted cash	$113.5	$113.5	$—	$—
Marketable securities	249.8	249.8	—	—
EVE Investment	23.2	7.3	—	15.9
U.S. Treasury Warrants	(7.0)	—	—	(7.0)

Total	$379.5	$370.6	$—	$8.9

	As of December 31, 2024
(in millions)	Recorded Balance	Level 1	Level 2	Level 3
Cash, cash equivalents, and restricted cash	$131.9	$131.9	$—	$—
Marketable securities	191.5	191.5	—	—
EVE Investment	18.7	5.4	—	13.3
U.S. Treasury Warrants	(6.8)	—	—	(6.8)

Total	$335.3	$328.8	$—	$6.5

The following table presents the implied volatility, which is the unobservable input, used in the fair valuation of Level 3 investments for the years ended December 31, 2023 and 2024:

	2023	2024
EVE Investment	70.0%	72.1%
U.S. Treasury Warrants	76.8%	79.2%

The increase or decrease in the fair value measurement of the implied volatility may result in a higher or lower effect on the fair value measurement of the Company’s EVE Investments. The amount recorded to other non-current assets as of December 31, 2023 and 2024 for aggregate EVE Warrants and the Put Option was $15.9 million and $13.3 million, respectively.

The reconciliation of Level 3 fair value measurements during the year ended December 31, 2023 and 2024 are as follows:

(in millions)
Balance at December 31, 2022	$10.0
Change in fair value of Eve Investment (unrealized)	0.1
Change in fair value of U.S. Treasury Warrants (unrealized)	(1.2)

Balance at December 31, 2023	$8.9

Change in fair value of Eve Investment (unrealized)	(2.6)
Change in fair value of U.S. Treasury Warrants (unrealized)	0.2

Balance at December 31, 2024	$6.5

During the year ended December 31, 2023, the Company remeasured the value of its investment in Cape Air on a non-recurring basis for declines in value which may be other than temporary. The Company valued the investment in Cape Air under the discounted cash flow method. Therefore, it is considered a Level 3 fair value measurement under ASC 820, Fair Value Measurement. In response, the Company recorded a $3.6 million reduction in value to investment (loss) income and other, net in the consolidated statement of operations which will be subsequently amortized over the useful life of Cape Air aircraft in accordance with ASC 323, Investments—Equity Method Investments & Joint Ventures.

Market risk associated with our fixed-rate debt primarily relates to the potential change in fair value and impact to future earnings, respectively, from a change in prevailing market interest rates. Within the fair value hierarchy, the fair value of debt is based predominantly on a market approach, looking to recently completed market transactions and estimates based on interest rates, maturities, credit risk, and underlying collateral. These inputs are classified as Level 3 fair value measurements within the fair value hierarchy. The carrying value of debt, including current maturities, exceeds its fair value by $13.1 million, and $11.5 million as of December 31, 2023, and 2024, respectively.

The Company recorded no other non-recurring fair value measurements for the years ended December 31, 2022, 2023 and 2024.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2023 and 2024:

(in millions)	2023	2024
Aircraft	$2,793.3	$2,898.7
Engines and flight equipment	248.1	243.4
Land and buildings	129.2	158.9
Office equipment and leasehold improvements	66.2	67.2

Total property and equipment	3,236.8	3,368.2
Less accumulated depreciation and amortization	(1,186.2)	(1,258.7)

Property and equipment, net	$2,050.6	$2,109.5

The Company recorded depreciation and amortization expense of $149.7 million, $159.4 million, and $117.0 million for the years ended December 31, 2022, 2023, and 2024, respectively.

7. ACCRUED LIABILITIES

Accrued liabilities that are not with a related party consisted of the following as of December 31, 2023, and 2024:

(in millions)	2023	2024
Accrued wages, benefits, and related taxes	$74.5	$82.4
Accrued maintenance	47.8	39.9
Deferred revenue and contract liabilities	17.8	16.8
Other	14.7	29.8

Total	$154.8	$168.9

8. DEBT

As of December 31, 2024, total indebtedness, net of debt discounts, premiums and issuance costs, consisted of (i) secured financing arrangements for security interests in aircraft and spare engines (“Aircraft and Engine Debt”), pass-through trust certificates secured by aircraft spare parts (“Equipment Debt”), and corporate real estate properties (“Real Estate Debt”); (ii) U.S. Treasury loan programs (“PSP Loans”); and (iii) finance leases. Amounts expected to be repaid within 12 months are classified within the current portion of long-term debt in the consolidated balance sheets. Debt balances at December 31, 2023 and 2024 are as follows:

(in millions)	Maturity Date(s)	Interest Rates (3)	2023	2024
Secured financing facilities (1)
Aircraft and Engine Debt (2)	2025 – 2036	1.9% –10.2%	$825.4	$747.6
Real Estate Debt (2)	2025	8.6%	51.7	50.5
Equipment Debt	2028	8.0%	115.1	109.2
PSP Loans	2030 – 2031	1.0%	49.2	49.2
Finance leases (See Note 4)			77.6	66.7

Total debt and finance leases			1,119.0	1,023.2
Less: unamortized debt discounts, premiums, and debt issuance costs			(14.7)	(11.4)
Less: current portion of long-term debt and finance leases			(238.7)	(259.6)

Long-term debt and finance leases—less current portion			$865.6	$752.2

(1)	The net book value of the underlying security interests is $1,816.5 million and $1,791.8 million as of December 31, 2023, and 2024 consisting of inventories and property and equipment, net.
(2)

Financing arrangements include fixed and variable rate debt. All of our variable rate instruments are measured at an equivalent to the Secured Overnight Financing Rate (“SOFR”), plus a specified margin.

(3)	As of December 31, 2024.

The weighted average interest rates on short term borrowings outstanding, excluding finance leases, as of December 31, 2023 and 2024 were 4.43% and 5.55%, respectively.

Aircraft and Engine Debt—Financing arrangements are in exchange for security interest in first liens on the underlying aircraft and certain spare engines. Repayment obligations may be accelerated at the Company’s option, subject to customary early termination provisions.

During the year ended December 31, 2023, the Company obtained aggregate borrowings of $306.6 million consisting of new aircraft deliveries of $251.9 million secured by 13 factory new E175 aircraft and $54.7 million secured by a complement of spare engines. Terms of new Aircraft and Engine Debt range from five to 12 years. Additionally, during the year ended December 31, 2023, the Company recognized early settlements of $101.0 million in secured aircraft loans, plus accrued and unpaid interest expense related to the sale of the underlying aircraft. This collectively resulted in a $5.1 million loss on early extinguishments of debt recorded to investment (loss) income and other, net, in the consolidated statements of operations.

During the year ended December 31, 2024, the Company obtained aggregate borrowings of $177.3 million consisting of new aircraft debt of $126.2 million secured by six factory new E175 aircraft and $51.1 million collateralized or re-collateralized by a complement of regional and training aircraft with terms ranging from four to 12 years. Additionally, during the year ended December 31, 2024, the Company made early debt extinguishments of $37.4 million in secured aircraft loans, plus accrued and unpaid interest expense related to the sale and disposition of the underlying aircraft.

Real Estate Debt—During the year ended December 31, 2023, the Company entered into a loan agreement for aggregate borrowings of $52.0 million which is collateralized by the Company’s aviation campus. Borrowings under the loan agreement bear interest at SOFR plus a stated margin with scheduled maturities through 2025 with an option to extend up to three years. Repayment obligations may be accelerated at the Company’s option, subject to customary early termination provisions.

Equipment Debt—During the year ended December 31, 2023, the Company formed a pass-through trust for the sale of Class A Certificates (“Enhanced Equipment Trust Certificates” or “EETC”). The trust, in turn, gave effect to the sale of Series A Equipment Notes secured by certain of the Company’s spare aircraft equipment, generating aggregate proceeds of $118.0 million for general corporate purposes. Repayment of the Series A Equipment Notes occurs on a specified maturity schedule through 2028 with regularly scheduled interest payments at 8.0% per annum. Repayment obligations may be accelerated at the Company’s option, subject to customary early termination provisions.

The Company evaluated whether the pass-through trust formed for administration of Equipment Debt is a variable interest entity (“VIE”) requiring potential consolidation within our consolidated financial statements. Although the pass-through trust constitutes a VIE, the Company is not the primary beneficiary of the trust and therefore shall not be presented within these consolidated financial statements.

The Series A Equipment Notes include customary financial covenants pursuant to which the Company must maintain a certain loan-to-value ratio of the regularly appraised value of underlying spare parts.

PSP Loans—The PSP Loans are unsecured borrowings with scheduled maturities of the total outstanding principal obligation at the ten-year anniversary of each initial draw (“PSP Loan Term”). PSP Loans bear interest at 1.0% per annum for each of the first five years of the term, increasing thereafter to an indexed rate plus 2.0% for the remaining five years, payable on a quarterly basis over the PSP Loan Term. Voluntary pre-payment is permissible at any time without penalty.

Our credit agreements require that we comply with customary affirmative and negative covenants. Management believes the Company is in compliance with all of its financial covenants as of December 31, 2023 and 2024.

As of December 31, 2023 and 2024, the Company had 100% cash collateralized letter of credit facilities of $20.0 million and $21.4 million, respectively. Amounts are recorded in restricted cash in the consolidated balance sheets.

Aggregate principal maturities as of December 31, excluding finance leases, are as follows (in millions):

Year	Total
2025	$252.9
2026	121.0
2027	93.5
2028	145.5
2029	49.0
Thereafter	283.2

Total	$945.1

Substantially all debt obligations held by subsidiaries of the Company are guaranteed for timely payment and performance by the Parent.

9. COMMITMENTS

The Company’s long-term commitments primarily include lease obligations (see Note 4, Leases), long-term maintenance agreements, and purchase commitments, among others.

Long-term maintenance—The Company has long-term agreements relating to our maintenance costs associated with engines, auxiliary power units, avionics, and other flight equipment. The following agreements comprise the Company’s long-term maintenance agreements for various airframe and engine components as of December 31, 2024:

Maintenance Agreements	Contract Termination
Auxiliary power units	December 2034
Avionics	December 2029
Engines	January 2036
Wheels and brakes	September 2030

Certain fixed agreements include a guaranteed minimum payment amount based on flight hours, departures, or other measures. Aggregate payments under long-term maintenance agreements were $149.1 million, $150.8 million, and $149.4 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Purchase commitments—From time to time, the Company enters into purchase commitments for future aircraft and engine deliveries. The Company regularly makes pre-delivery deposit payments (“PDPs”) to support aircraft and engines on order. PDPs are retained and applied against the historical cost of the corresponding aircraft or engine at the time of its acquisition or expensed when deposit amounts are no longer expected to be returned from the manufacturer. Interest costs associated with PDPs are capitalized as a portion of the overall historical cost of the related aircraft or engine and are depreciated over the estimated useful life of the asset. During the years ended December 31, 2023 and 2024 the Company recorded $1.1 million, and $1.6 million, respectively, in capitalized interest costs to property and equipment, net, in the consolidated balance sheets.

The Company has a commitment with Embraer S.A. to purchase 75 E175 or second generation E175 aircraft, 29 of which were delivered and five of which were cancelled as of December 31, 2024. The remaining 41 aircraft are expected to be delivered between 2025 – 2027.

Additionally, during the year ended December 31, 2024, the Company executed an amendment to the purchase agreement for training aircraft to extend the delivery schedules of 12 committed training aircraft.

During the year ended December 31, 2023, the Company completed the initial phase of three phases of a new flight training campus and corporate headquarters in Carmel, Indiana (the “Aviation Campus”). The Aviation Campus includes a training center that will be used to perform substantially all of our training activities for pilots, flight attendants, maintenance technicians, and dispatchers and houses eight full motion simulators along with flat panel simulators, cabin trainers, and classrooms. Additionally, the Aviation Campus includes overnight accommodations that will be used exclusively by our associates in training. During the year ended December 31, 2024, the second phase of the Aviation Campus was completed, including a parking garage. The third phase of construction for the Aviation Campus has commenced and is expected to be completed during the year ending December 31, 2025. As of December 31, 2023 and 2024, the Company recorded $1.3 million in capitalized interest costs to property and equipment, net, in the consolidated balance sheets.

The following table displays the Company’s future contractual obligations for property and equipment under firm order:

	Payment Due by Period
(in millions)	2025	2026	2027	2028	2029	Thereafter	Total
Aircraft and other equipment under purchase obligations	$430.3	$522.7	$105.3	—	—	—	$1,058.3
Aviation Campus	48.9	3.7	—	—	—	—	52.6

Guarantees—Republic Airways has guaranteed certain obligations of LIFT Academy and certain third parties related to LIFT Academy operations. Expected losses from guaranteed obligations are derived from total commitments outstanding to third parties coupled with the probability of repayment and are recorded to accrued liabilities and other non-current liabilities in the consolidated balance sheets and other operating expense in the consolidated statements of operations. Total guaranteed obligations as of December 31, 2023, and 2024 were $14.7 million, and $20.2 million respectively. Losses expected to be incurred from guaranteed obligations were $4.7 million and $6.9 million as of December 31, 2023 and 2024, respectively.

10. CONTINGENCIES

General indemnifications—The Company is a party to aircraft lease and financing arrangements, which include provisions requiring the Company to indemnify the lessor or financing party against certain losses which may arise from use of the related aircraft and equipment, including losses arising from tax consequences. The Company expects that such losses would constitute insurable losses and would therefore be subject to insurance coverage. Losses expected to arise from indemnities cannot be reasonably determined due to the uncertainty surrounding circumstances which may give rise to losses, or the amount of expected losses which could arise.

The Company expects to terminate certain provisions of its maintenance service agreements. During the year ended December 31, 2023 and 2024, the Company recorded an expected termination cost of $0.2 million and $4.8 million, respectively. Costs related to the early termination under these agreements could reach $10.0 million.

Legal matters—The Company is involved in various legal actions considered routine to the ordinary course of business. Contingent losses expected to arise as a result of pending legal matters, which could include expected future settlements, judgements, and legal fees are recorded when amounts become probable and are able to be estimated. Estimated future losses and legal fees related to ongoing litigation were not material as of December 31, 2023 and 2024.

While the Company cannot predict the outcome of these events with certainty, management does not believe pending legal matters would have a material effect on our results of operations, cash flows, or financial position.

Employees under collective bargaining agreements – As of December 31, 2024, the Company employed approximately 6,300 employees. Of the Company’s total headcount, approximately 70% of the employee base is represented by collective bargaining agreements as follows:

Employee Group	Represented Employees	Union Group
Pilots	2,194	International Brotherhood of Teamsters (“IBT”), Local 357
Flight attendants	2,127	IBT, Local 135
Dispatchers	116	Transport Workers Union of America (“TWU”), Local 592

The collective bargaining agreements between the Company and our pilots, flight attendants, and dispatcher associate bases become amendable during the year ending December 31, 2027.

Although the Company has never had a work interruption or stoppage, the Company is subject to risks of work interruption or stoppage. Such conditions would materially impact the Company’s financial position, results of operations and cash flows, should they occur.

11. MEZZANINE EQUITY AND SHARE BASED COMPENSATION

During the year ended December 31, 2020, the Company adopted the 2020 Omnibus Incentive Plan and issued restricted shares to the Company’s Board of Directors. These restricted shares vest immediately but cannot be sold until March 15, 2026, unless a Liquidity Event or termination of the participant’s service to the Company’s Board of Directors occurs earlier. In the event a market does not exist for the restricted shares, the agreement provides certain put rights for the shares to be put to the Company at fair market value. The Company determined the put rights require these shares be classified in mezzanine equity. The amount presented in mezzanine equity at each balance sheet date is based on the accumulated expense of the shares in accordance with ASC 718, Compensation—Stock Compensation. The Company issued 482 restricted stock units in relation to the plan during the year ended December 31, 2023. The Company issued no restricted stock units in the year ended December 31, 2024.

Additionally, since 2020, the Company has issued and has outstanding 20,275 restricted stock units to certain members of management of the Company. The stock units include a market condition that could decrease the number of shares to be issued if the fair market value of the Company does not increase over 30% by December 31, 2025. The restricted stock units also included a performance condition multiplier up to 300% of the restricted stock units issued based upon a liquidity event as determined by the Board of Directors and an increase in the fair market value of the Company as of the liquidity event date. The performance condition was not probable to occur as of December 31, 2022, 2023, or 2024, and therefore no expense has been recognized related to the remaining performance condition. If no liquidity event occurs, these restricted stock units will vest on December 31, 2025, unless termination of employment occurs earlier. In certain conditions, if participant employment terminates with the Company and a market does not exist for the restricted shares, the agreement provides certain put rights for the shares to be put to the Company at fair market value. The estimated grant date fair value of each restricted stock unit using a Monte Carlo simulation model considering the market condition but not including the performance condition was $292.60 per share. The amount recorded for share-based compensation during the years ended December 31, 2022, 2023, 2024 in wages and benefits in the consolidated statements of operations was not material. The Company presents all share-based compensation in mezzanine equity at each balance sheet date based on the accumulated expense of the restricted shares at the grant date in accordance with ASC 718, Compensation—Stock Compensation. As of December 31, 2023 and 2024, the total unrecognized compensation cost related to non-vested restricted stock units that the Company expects to recognize over the vesting period absent a Liquidity Event or other event accelerates the vesting of the shares was $2.4 million and $1.1 million respectively. The Company accounts for forfeitures as they occur.

The Company will record cumulative stock-based compensation expense related to the RSUs with performance-based vesting conditions in the period when its liquidity event is completed as well as the acceleration of the vesting of the award. If the transaction closes in October 2025 based on the current amount of outstanding RSUs, the Company will record an additional $2.4 million of stock-based compensation expense related to these RSUs.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	21,200	$292.60
Forfeited	—	—

Unvested at December 31, 2022	21,200	292.60

Forfeited	(925)	292.60

Unvested at December 31, 2023	20,275	292.60

Forfeited	—	—

Unvested at December 31, 2024	20,275	292.60

12. INCOME TAXES

The components of income tax expense for the years ended December 31, are as follows:

(in millions)	2022	2023	2024
Federal:
Deferred	$19.1	$19.5	$18.8

Total Federal	19.1	19.5	18.8

State:
Current	2.8	3.8	5.1
Deferred	0.2	13.6	2.0

Total State	3.0	17.4	7.1

Change in valuation allowance	0.3	(3.4)	(2.1)
Benefit for uncertain tax positions	—	(0.3)	(1.5)

Income tax expense	$22.4	$33.2	$22.3

A reconciliation of income tax expense at the applicable federal statutory income tax rate to the tax provision as reported for the years ended December 31, are as follows:

(in millions)	2022	2023	2024
Federal income tax expense at the statutory rate	$18.9	$18.5	$18.2
State income tax expense, net of federal benefit	2.6	3.5	3.3
Change in valuation allowance	0.3	(3.4)	(2.1)
Permanent tax adjustments	—	0.8	0.6
Benefit for uncertain tax positions	—	(0.3)	(1.5)
Change in tax rate	—	11.4	1.1
Other	0.6	2.7	2.7

Income tax expense	$22.4	$33.2	$22.3

Deferred income tax assets (liabilities) as of December 31, are comprised of the following:

(in millions)	2022	2023	2024
DEFERRED TAX ASSETS:
Federal and state net operating loss carryforward (“NOL”), net of liability for uncertain tax positions	$162.1	$123.7	$90.2
Nondeductible accruals	6.4	5.9	8.1
Accrued compensation	15.0	18.5	19.9
Deferred revenue	6.9	7.4	15.1
Lease liability	30.3	34.4	32.4
Other	0.5	—	1.8

Total deferred tax assets	221.2	189.9	167.5

Valuation allowance	(41.9)	(38.5)	(36.4)

Total deferred tax assets, net of valuation allowance	179.3	151.4	131.1

DEFERRED TAX LIABILITIES:
Accelerated depreciation and fixed asset basis differences for tax purposes	(308.3)	(307.5)	(306.7)
Right of use asset	(28.9)	(32.7)	(30.4)

(in millions)	2022	2023	2024
Other	(1.6)	—	—

Total deferred tax liabilities	(338.8)	(340.2)	(337.1)

Total net deferred tax liabilities	$(159.5)	$(188.8)	$(206.0)

The Company’s deferred tax assets were generated as a result of temporary differences between deductibility of reserves, accruals, and lease liabilities and recognition of revenue for the determination of income on a tax basis versus a U.S. GAAP basis combined with significant NOL. Deferred tax liabilities relate predominantly to differences in U.S. GAAP and tax bases of aircraft and other equipment and the related right of use asset created as the present value of remaining lease payments at measurement date. The Company accelerates depreciation for tax reporting purposes for new aircraft and equipment deliveries.

The Company monitors ongoing tax cases related to its unrecognized tax benefits. The unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company anticipates that total unrecognized tax benefits would change approximately $1.1 million within the next 12 months due to the expiration of the statute of limitations. The following table reconciles the Company’s tax liability for uncertain tax positions for the years ended December 31:

(in millions)	2022	2023	2024
Balance at the beginning of the period	$3.5	$3.5	$3.4
Reductions for tax positions taken in prior years	—	(0.3)	(1.5)
Additions for tax positions of prior years related to rate change	—	0.2	—

Balance at the end of the period	$3.5	$3.4	$1.9

The following table reconciles the Company’s valuation allowance for the years ended December 31 as follows:

(in millions)	2022	2023	2024
Balance at the beginning of the period	$41.6	$41.9	$38.5
Additions (reductions) for current year change in estimates	0.3	(3.4)	(2.1)

Balance at the end of the period	$41.9	$38.5	$36.4

The Company anticipates that total valuation allowance would change by approximately $10 million within the next 12 months due to the expiration of the statute of limitations. This change will be offset with a $10 million write-off of the underlying deferred tax asset.

As of December 31, 2024, the Company has federal NOL carryforwards totaling approximately $350 million, which begin expiring during the year ending December 31, 2025. Tax years beginning in 2004 through 2024 are currently subject to examination by the Internal Revenue Service.

13. DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution 401(k) plan (the “401(k) Plan”). The 401(k) Plan provides retirement savings alternatives to our associates. In accordance with the 401(k) Plan rules, associates may elect pre-tax deferrals, after-tax Roth deferrals, or a combination thereof, from eligible compensation. The Company matches up to 8.0% of non-crew associates’ eligible compensation, and the related employer matching contributions are immediately vested. During the year ended December 31, 2022, the Company reached agreement with IBT, Local 357 and IBT, Local 135, representing the pilot and flight attendant labor groups, respectively. Prior to the agreement, the Company contributed up to a 9.0% and 6.0% employer contribution for pilots and flight attendants, respectively. Enhancements under each CBA included increases to associate retirement savings benefits for which the Company contributes up to a 12.0% employer contribution and 8.0% employer matching contribution over a five-year vesting period for pilots and flight attendants, respectively. The Company’s compensation expense related to the 401(k) Plan was $17.3 million, $27.7 million, and $28.6 million for the years ended December 31, 2022, 2023, and 2024 respectively.

14. RELATED PARTY TRANSACTIONS

The Company is a closely-held private company, and related parties include our Partner Airlines and an original equipment manufacturer (the “Related Parties”), with whom we have held long-standing relationships.

The Company regularly transacts with its Related Parties as defined in ASC 850, Related Parties, in the ordinary course of business. Related party transactions are derived from passenger service under our capacity purchase relationships, certain aircraft leasing commitments between the Company and our Partners, and aircraft maintenance activities, which in turn, generate balances due to or due from our Related Parties. In addition, the Company generated deferred revenue balances from capital projects carried out on behalf of our Partners. Assets and liabilities expected to be realized within 12 months are classified as receivables-related parties and accounts payable and accrued liabilities-related parties, respectively, and other non-current assets-related parties and other non-current liabilities- related parties, respectively, for amounts expected to be realized thereafter. Substantially all of the Company’s revenues are derived from related parties during the years ended December 31, 2022, 2023, and 2024. Operating expenses incurred relate to aircraft rent expense, interrupted trip expenses, maintenance expense, and employee benefits, among others. Management has concluded that transactions of this nature were carried out on an arm’s-length basis.

Risks and uncertainties—During the years ended December 31, 2022, 2023, and 2024, substantially all of the Company’s revenues are derived from capacity purchase agreements with our Partner Airlines. Termination of any of these capacity purchase agreements could have a material adverse effect on the Company’s financial position, results of operations, and operating cash flows.

Each of the Company’s Partner Airlines comprise the following receivables and revenues as of December 31, 2023 and 2024 for the years ended December 31, 2022, 2023, and 2024:

Concentration base	American Airlines	Delta Air Lines	United Airlines
Revenues for the year ended:
December 31, 2022	47%	23%	29%
December 31, 2023	46	23	30
December 31, 2024	43	26	30
Receivables as of:
December 31, 2023	10%	37%	23%
December 31, 2024	29	34	19

15. SUBSEQUENT EVENTS

The Company evaluated subsequent events through July 10, 2025, the date the consolidated financial statements were available to be issued.

The Company took delivery of six new E175 aircraft, placed into service during the six months ended June 30, 2025. Additionally, the Company obtained $164.3 million in secured borrowings collateralized by a complement of regional aircraft, training aircraft, and spare engines with terms ranging from five to 12 years.

On April 4, 2025, Republic Airways and Mesa Air Group (the “Parties”) entered into an Agreement and Plan of Merger (the “Merger”) pursuant to which Republic Airways will merge with and into Mesa Air Group. Upon closing of the Merger, the combined company will be renamed to Republic Airways, will be led by executive leadership of Republic Airways, and stockholders of Republic Airways will hold at least 88% interest in the combined company. Republic Airways will contribute six of seven non-employee directors to the combined Board of Directors, while Mesa Air Group will contribute one of seven non-employee directors.

During the six months ended June 30, 2025, the Company received notice from the U.S. Department of Treasury to exercise 3,194 of their existing warrants for Republic Airways common stock. These warrants were settled through a cash payment of $0.4 million.

Bryan Bedford, the Company’s former President and Chief Executive Officer, received Presidential nomination to the position of Administrator of the Federal Aviation Administration of the U.S. Department of Transportation by President Donald Trump. In connection with such nomination, Mr. Bedford retired from the Company effective July 1, 2025. Republic paid a cash payment of $16.0 million related to his employment contract and issued 16,733 shares to Mr. Bedford. Republic will record expense of approximately $18.8 million during the third quarter of 2025 related to his separation and retirement. Matthew Koscal, Executive Vice President and Chief Administrative Officer, was promoted to President and Chief Commercial Officer of the Company, and David Grizzle, Chairman of the Board of Directors of the Company, began serving as Chief Executive Officer upon Mr. Bedford’s retirement on July 1, 2025.

Through July 10, 2025, Republic granted 30,291 RSUs to certain members of management, which are subject to both time- and performance-based vesting conditions (the “Republic Integration RSUs”). The time-vesting Republic Integration RSUs vest in equal installments on the third and fourth anniversaries of the Closing Date, subject to continued employment. The performance-vesting Republic Integration RSUs vest, subject to continued employment, in one-third tranches upon achievement of specified operational milestones, including (i) approval of an aircraft bridging and harmonization program, (ii) approval of a pilot training transition program and (iii) relocation of Mesa’s corporate functions to Carmel, Indiana. If the Closing does not occur or the Merger Agreement is terminated, all Republic Integration RSUs will be immediately forfeited for no consideration.

In addition, during the six months ended June 30, 2025, the Company issued 4,486 RSUs to certain members of management. The RSUs vest ratably over a three-year period. The agreement provides certain put rights for shares to be put to the Company at fair market value. The estimated grant date fair value of each RSU was $600 per share.

* * * * *

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(UNAUDITED)

(In millions, except share and per share amounts)

	December 31, 2024	June 30, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$110.5	$95.4
Marketable securities	191.5	196.8
Restricted cash	21.4	21.4
Receivables, net	9.8	11.6
Receivables—related parties	41.9	52.9
Inventories	63.0	65.2
Prepaid expenses and other current assets	15.2	21.1

Total current assets	453.3	464.4

Property and other equipment, net	2,109.5	2,248.8
Operating lease right-of-use assets	122.9	115.7
Other non-current assets	47.1	50.0
Other non-current assets—related parties	35.0	32.2

TOTAL ASSETS	$2,767.8	$2,911.1

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and finance leases	$259.6	$234.6
Current portion of operating lease liabilities	13.5	13.6
Accounts payable	37.2	46.6
Accrued liabilities	168.9	155.0
Accounts payable and accrued liabilities—related parties	9.9	20.1

Total current liabilities	489.1	469.9

Long-term debt and finance leases—less current portion	752.2	824.4
Operating lease liabilities—less current portion	117.6	110.7
Other non-current liabilities	44.8	45.4
Other non-current liabilities—related parties	41.8	51.1
Deferred income taxes	206.0	226.5

Total liabilities	1,651.5	1,728.0

COMMITMENTS AND CONTINGENCIES (Note 6)

MEZZANINE EQUITY (Note 7):
Restricted stock units, 74,169 authorized; 2,645 and 4,108 shares issued and outstanding, respectively	5.8	8.1

SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 1,025,831 shares authorized, 1,000,000 shares issued and outstanding	—	—
Additional paid-in capital	478.0	478.0
Accumulated earnings	632.5	697.0

Total shareholders’ equity	1,110.5	1,175.0

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY	$2,767.8	$2,911.1

See accompanying notes to the unaudited condensed consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(UNAUDITED)

(In millions)

	Six Months Ended
	June 30, 2024	June 30, 2025
REVENUES (1)	$712.2	$800.4
OPERATING EXPENSES:
Wages and benefits	323.0	359.0
Aircraft and engine rent	1.8	—
Maintenance and repair	128.8	132.0
Maintenance and repair—related parties	21.5	18.4
Depreciation and amortization	58.0	61.5
Other operating expense	106.6	121.4
Other operating expense—related parties	1.3	0.8

Total operating expenses	641.0	693.1

OPERATING INCOME	71.2	107.3

OTHER EXPENSE:
Investment (loss) income and other, net	(3.5)	9.1
Interest expense	(29.4)	(29.1)

Total other expense, net	(32.9)	(20.0)
INCOME BEFORE INCOME TAXES	38.3	87.3
INCOME TAX EXPENSE	10.7	22.8

NET INCOME	$27.6	$64.5

(1)	Substantially all of the Company’s revenues are derived from related parties during the six months ended June 30, 2024 and 2025. Refer to Note 8, Related Party Transactions.

See accompanying notes to the unaudited condensed consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In millions, except share amounts)

	Mezzanine Equity		Common Stock		Additional Paid-In Capital	Accumulated Earnings	Total Shareholder’s Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2024	2,645	$4.8	1,000,000	$—	$478.0	$567.9	$1,045.9
Net income	—	—	—	—	—	27.6	27.6
Stock-based compensation	—	0.4	—	—	—	—	—

Balance at June 30, 2024	2,645	$5.2	1,000,000	$—	$478.0	$595.5	$1,073.5

	Mezzanine Equity		Common Stock		Additional Paid-In Capital	Accumulated Earnings	Total Shareholder’s Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2025	2,645	$5.8	1,000,000	$—	$478.0	$632.5	$1,110.5
Net income	—	—	—	—	—	64.5	64.5
Shares issued	1,463	0.9	—	—	—	—	—
Stock-based compensation	—	1.4	—	—	—	—	—

Balance at June 30, 2025	4,108	$8.1	1,000,000	$—	$478.0	$697.0	$1,175.0

See accompanying notes to the unaudited condensed consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(UNAUDITED)

(In millions)

	Six Months Ended
	June 30, 2024	June 30, 2025
NET CASH PROVIDED BY OPERATING ACTIVITIES	$78.0	$142.0
INVESTING ACTIVITIES:
Purchase of property and equipment (1)	(55.8)	(186.7)
Proceeds from insurance, sale of property, and other equipment	84.1	0.4
Pre-delivery deposits paid (1)	(16.4)	(11.8)
Purchase of marketable securities and investments	(86.0)	(94.2)
Proceeds from the sale of marketable securities	125.3	92.5

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	51.2	(199.8)

FINANCING ACTIVITIES:
Payments on debt and finance lease obligations	(118.2)	(119.6)
Proceeds from issuance of debt	28.5	164.3
Payments on early debt extinguishment	(36.2)	—
Other, net	(0.8)	(2.0)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(126.7)	42.7

NET CHANGES IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	2.5	(15.1)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of period	113.5	131.9

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—End of period	$116.0	$116.8

CASH PAID FOR:
Interest, net of capitalized amounts	$28.9	$28.0
Income taxes, net of refunds	2.8	3.4
Amounts included in the measurement of operating lease liabilities	11.6	10.1

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Property and equipment acquired but not paid	4.8	16.2
Parts credits received from aircraft and engine manufactures	0.4	3.1
Parts credits received from aircraft and engine manufactures—related parties	0.1	0.8
Right-of-use assets acquired or modified under operating leases	8.6	(0.3)

(1)

The Company made aircraft, pre-delivery deposit payments, inventory and rotable spare part purchases from its original equipment manufacturer, a related party, of $38.1 million and $148.8 million during the six months ended June 30, 2024 and June 30, 2025, respectively.

See accompanying notes to the unaudited condensed consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION & BUSINESS

Republic Airways Holdings Inc. (the “Company” or the “Parent”) is a Delaware holding company conducting substantially all of its operations through its wholly-owned regional air carrier subsidiary, Republic Airways Inc. (“Republic Airways” or the “Airline”). The Company regularly provides scheduled passenger service on approximately 1,100 flights daily to more than 90 cities in the United States, Canada, and the Caribbean operating under the American Eagle, Delta Connection, and United Express brands through our partnerships with American Airlines, Inc. (“American Airlines”), Delta Air Lines, Inc. (“Delta Air Lines”), and United Airlines, Inc. (“United Airlines”) (collectively, our “Partners” or “Partner Airlines”) under fixed-fee capacity purchase agreements (“CPA,” or collectively, our “CPAs”). Republic Airways exclusively operates the Embraer E170/175 family of aircraft among our Partners’ hub and focus cities.

The Company also operates its Leadership In Flight Training Academy (“LIFT Academy”) with a mission to attract a new generation of aviators to commercial aviation by providing superior flight training, while addressing the economic, regulatory, and structural barriers to entry to the aviation industry by offering its graduates a defined career pathway to First Officer with Republic Airways. LIFT Academy has the capacity to train 500 future aviators in furtherance of its mission to attract new aviators to the profession.

During the six months ended June 30, 2025, the Company acquired five new E175 aircraft placed into service under the United Airlines CPA and repositioned five E170 aircraft from United Airlines to American Airlines upon scheduled expiry of the United Airlines CPA term. Additionally, the Company removed one E175 from the Delta Air Lines CPA during the six months ended June 30, 2025. Aircraft committed to each of our Partner Airlines’ operations as of June 30, 2025 are as follows:

Aircraft (1)	American Airlines	Delta Air Lines	United Airlines	Total Aircraft Committed
E170	41	11	10	62
E175	79	46	56	181

	120	57	66	243

(1)	Represents the minimum contracted fleet out of a total of 245 aircraft as of June 30, 2025, excluding two unallocated spare aircraft.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) and include the accounts of Republic Airways Holdings Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

The Company’s financial position, results of operations, and cash flows are representative of actual events, circumstances, and transactions giving effect to the Company’s financial records during the periods presented. Management believes the accompanying unaudited condensed consolidated financial statements include all adjustments and disclosures necessary, consisting of normal recurring adjustments, necessary for fair presentation of these financial statements on an interim basis. Balances and results as of and during the periods presented are not necessarily indicative of results to be expected as of and for the year ending December 31, 2025. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, as is permissible under such rules and regulations.

Accordingly, these financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto as of and for the year ended December 31, 2024.

Mezzanine Equity—During the year ended December 31, 2020, the Company adopted the 2020 Omnibus Incentive Plan in which restricted stock units (“RSUs”) were issued to members of the Board of Directors and key members of management. RSUs are conditionally redeemable upon the occurrence of events that are not solely within control of the issuer of the securities. As such, RSUs are classified as mezzanine (temporary) equity as to convey that these shares may not have a permanent equity classification. See Note 7, Mezzanine Equity and Share Based Compensation.

Recent accounting pronouncements—The recent accounting pronouncements are listed with adoption dates for publicly traded companies, as the Company maintains an accelerated public company adoption timeline for new accounting standards and updates.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09—Improvement to Income Tax Disclosures (Topic 740), to provide clarifying guidance on the transparency of income tax disclosures. ASU 2023-09 is effective for public entities for annual reporting periods after December 15, 2024. The Company is currently evaluating the impact the standard will have to the consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), to provide investors with more granular detail on cost of sales, and selling, general, and administrative expenses. ASU 2024-03 is effective for public entities for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact the standard will have to the consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03—Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revises the guidance in ASC 805 on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity (VIE). ASU 2025-03 is effective for public entities for fiscal years beginning after December 15, 2026 with early adoption permitted. The Company early adopted ASU 2025-03 on January 1, 2025, and the impact of the implementation to the consolidated financial statements was not material.

3. REVENUE RECOGNITION

The Company accounts for contracts with our Partner Airlines under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers, and ASC 842, Leases, as applicable, when each party has committed to perform under the contract, each party’s rights and payment terms have been established, when the contract has commercial substance, and when collectability of amounts due under the contract is probable. Under CPAs with our Partner Airlines, the Company has committed to perform various flight services and maintenance activities classified as regional jet services. Regional jet services represent a series of distinct services accounted for as a single performance obligation satisfied over time as flights are completed. Substantially all of the Company’s revenues are generated from regional jet services.

Revenues associated with regional jet services are generally derived from (i) a fixed fee per departure, flight hour, and/or block hour of time incurred and a fixed rate for available-to-schedule aircraft, payable on a monthly basis; and (ii) a premium amount which is earned monthly and quarterly by maintaining minimum aircraft utilization levels and exemplary operating results. To the extent that minimum targets are not achieved, the Company could be subject to financial penalties. These fixed-fee rates are contractually subject to periodic economic adjustment. The Company additionally receives reimbursement from our Partners for direct expenses incurred such as qualifying maintenance activities, property taxes, and miscellaneous operating expenses. The Company refers to Partner reimbursements as “pass-through charges.” Certain charges such as fuel and landing fees are generally paid directly by our Partner Airlines, although the charges were incurred by the Company in our ongoing operations. The Company refers to these charges as “Partner direct charges.” Pass-through charges are primarily recorded to revenues and the corresponding operating expense on a gross basis. Pass-through charges recorded on a net basis are not material.

Amounts recognized as regional jet services revenues are measured at the contractual amount the Company expects it will be entitled to in exchange for the promised services. The Company allocates the transaction price as flights are completed with variable consideration that relates specifically to the Company’s efforts in delivering each flight recognized in the period in which the individual flight is completed and measured on a monthly basis. The Company records an estimate for incentive revenue based on our expected performance at the end of each period. These estimates are derived under accounting guidance related to variable consideration constraints and based on amounts expected to be collected. The Company has concluded that allocating the variability directly to individual flights results in an overall allocation meeting the objectives in ASC 606. This results in a pattern of revenue recognition that generally follows the variable amounts billed from the Company to Partner Airlines.

A portion of the Company’s compensation under its CPAs is designed to reimburse the Company for certain aircraft ownership costs. The Company has concluded that a component of its revenue under the CPAs is deemed to be embedded lease revenue and as such, agreements identify the right-of-use of a specific type and number of aircraft over the term of the CPA. Embedded lease revenue associated with the Company’s CPAs is accounted for as an operating lease under ASC 842, Leases.

Revenues derived from our capacity purchase agreements are disaggregated by Partner Airline for the six months ended June 30, 2024 and 2025 as follows:

	Six Months Ended
(in millions)	June 30, 2024	June 30, 2025
American Airlines	$306.0	$349.5
Delta Air Lines	183.1	204.7
United Airlines	215.3	234.5
Other	7.8	11.7

Total revenues	$712.2	$800.4

During the six months ended June 30, 2024 and 2025, regional jet service revenue along with the embedded lease ownership component comprise approximately 99% of total revenue and are disaggregated below.

	Six Months Ended
(in millions)	June 30, 2024	June 30, 2025
Regional jet service revenue	$561.5	$640.3
Lease revenue (1)	142.9	148.4
Other revenue	7.8	11.7

Total revenues	$712.2	$800.4

(1)	Certain of our CPAs include embedded leases for the right-of-use of our regional jet aircraft. The corresponding rental income is classified herein.

LIFT Academy recorded tuition revenue of $7.7 million and $11.5 million during the six months ended June 30, 2024 and 2025, respectively. Tuition from students is recorded to accrued liabilities in the condensed consolidated balance sheets and is recognized on a systematic basis as students progress throughout their respective training programs.

Amounts recognized as revenues in the condensed consolidated statements of operations are subject to certain estimates, which could materially impact the timing and consideration determined under the contract. Such estimates include (i) expected contract terms from material modifications to our fixed-fee capacity purchase agreements and (ii) the extent to which disputes in contract interpretation arise.

Receivables and contract assets—Receivables represent a right to consideration for promised services which have been transferred to our customers. The Company records provisions for credit losses using an expected credit losses model on the basis of specific identification and historical collection experience. Credit losses for the six months ended June 30, 2024 and 2025 were not material. Contract assets are generated from the partial satisfaction of certain performance obligations, generally related to the delivery of aircraft maintenance services, under customer contracts whereby the Company has the right to consideration for services transferred or provided to its customers. Contract assets of $34.4 million and $31.7 million are recorded to other non-current assets-related parties in the condensed consolidated balance sheets as of December 31, 2024 and June 30, 2025, which have been appropriately reduced for the applicable financing component.

Contract liabilities—Contract liabilities consist of deferred revenues for which the Company has received customer payment for undelivered services. In addition, the Company periodically carries out capital projects on behalf of the Partner Airlines, generally pertaining to aircraft fleet and livery improvements. Revenues of this nature are recognized over time, depicting the pattern of transfer of control of services, resulting in ratable recognition of revenues over the remaining term of the CPA.

Current and non-current deferred revenues are contract liabilities and are recorded to accrued liabilities—related parties and other non-current liabilities—related parties, respectively, in the condensed consolidated balance sheets. The Company recognized $6.4 million and $7.9 million of the deferred revenue to revenues in the condensed consolidated statements of operations during the six months ended June 30, 2024 and 2025, respectively, which was previously recorded in contract liabilities at December 31, 2023 and 2024. Current contract liabilities were $22.7 million and $18.2 million as of December 31, 2024 and June 30, 2025, respectively. Non-current contract liabilities were $41.8 million and $51.1 million as of December 31, 2024 and June 30, 2025, respectively.

4. LEASES

The Company routinely enters into operating and finance leases as a financing method for aircraft, spare engines, flight training equipment, and operating facilities. The Company records a lease asset and corresponding liability for leases with terms exceeding 12 months. Such assets and liabilities are measured at the present value of remaining lease payments at the commencement of the lease or consummation of a lease modification.

Lease terms give effect to early termination and renewal options when it is reasonably certain that such options will be exercised. The Company determines present value, discounting payment streams at the interest rate implicit in the lease, when available, taking into consideration economic escalation provisions, when applicable. When this information is unknown, the Company estimates its incremental borrowing rate at the related lease commencement date, which is derived from prevailing market interest rates, recent debt acquisitions specific to the Company, or other debt instruments having similar characteristics at lease commencement. With the exception of our CPAs and operating facilities, the Company does not separate lease and non-lease contractual components. Provisions for residual value guarantees are not material.

Aircraft leasing arrangements—The Company’s CPAs include provisions for the right-to-use of the Company’s aircraft in carrying out regional jet services. Such provisions constitute embedded leases for which the Company receives reimbursement for aircraft ownership costs, as our Partner Airlines obtain substantially all of the economic benefit from our aircraft committed to our Partners. The Company mitigates the risk from residual and undeployed leased assets in the event of default of one of our Partners by actively monitoring aircraft and engine financing terms compared to market terms in order to effectively sell or redeploy aircraft to the extent they become unused or underutilized, which additionally decreases with the extent to which the Company operates aircraft leased directly by our Partners (“Partner-Controlled Aircraft”).

Rental revenue from operating leases for each of the next five years and total of the remaining lease terms as of June 30, 2025:

(in millions)	Revenue Recognition
2025	$167.0
2026	289.2
2027	280.0
2028	250.7
2029	225.1
Thereafter	622.4

Total	$1,834.4

5. FAIR VALUE MEASUREMENTS

The Company measures the following assets and liabilities at fair value on a recurring basis:

	As of December 31, 2024
(in millions)	Recorded Balance	Level 1	Level 2	Level 3
Cash, cash equivalents, and restricted cash	$131.9	$131.9	$—	$—
Marketable securities	191.5	191.5	—	—
EVE Investment	18.7	5.4	—	13.3
U.S. Treasury Warrants	(6.8)	—	—	(6.8)

Total	$335.3	$328.8	$—	$6.5

	As of June 30, 2025
(in millions)	Recorded Balance	Level 1	Level 2	Level 3
Cash, cash equivalents, and restricted cash	$116.8	$116.8	$—	$—
Marketable securities	196.8	196.8	—	—
EVE Investment	22.4	6.9	—	15.5
U.S. Treasury Warrants	(4.7)	—	—	(4.7)

Total	$331.3	$320.5	$—	$10.8

The Company recorded no non-recurring fair value measurements for the six months ended June 30, 2024 and 2025. The U.S. Treasury exercised a portion of the U.S. Treasury Warrants upon scheduled maturity during the six months ended June 30, 2025. Amounts recorded to investment (loss) income and other, net, were not material for the period then ended.

The following table presents the implied volatility, which is the unobservable input, used in the determination of fair value of Level 3 investments for the six months ended June 30, 2024 and 2025:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
EVE Investment	69.2%	74.6%
U.S. Treasury Warrants	77.8	78.4

6. COMMITMENTS AND CONTINGENCIES

The Company’s long-term commitments primarily include lease obligations (see Note 4, Leases), long-term maintenance agreements, and purchase commitments, among others.

Purchase commitments—The Company has a commitment with Embraer S.A. to purchase 75 E175 or second generation E175 aircraft, 35 of which have been delivered and five of which have been cancelled as of June 30, 2025. In April 2025, the Company executed an amendment to the 2018 commitment purchase agreement with Embraer S.A. to conform to current economic conditions and extend the delivery schedule of certain committed aircraft. The remaining 35 aircraft are expected to be delivered between 2025 and 2028.

During the six months ended June 30, 2025, the Company executed an amendment to an existing financing arrangement to finance contractually scheduled aircraft deliveries in 2025 and 2026, which provides funding for a portion of the total aircraft cost and is secured by the related aircraft, is funded upon each delivery. Additionally, the Company entered into a new credit facility secured by spare engines. As of June 30, 2025, the remaining maximum borrowings allowable under the agreements is $250.8 million.

During the year ended December 31, 2023, the Company completed the initial phase of three phases of a new flight training campus and corporate headquarters in Carmel, Indiana (the “Aviation Campus”). The Aviation Campus includes a training center that will be used to perform substantially all of our training activities for pilots, flight attendants, maintenance technicians, and dispatchers and houses eight full motion simulators along with flat panel simulators, cabin trainers, and classrooms. Additionally, the Aviation Campus includes overnight accommodations that will be used exclusively by our associates in training. During the year ended December 31, 2024, the second phase of the Aviation Campus was completed, including a parking garage. The third phase of construction for the Aviation Campus has commenced and is expected to be completed during the year ending December 31, 2025.

The following table displays the Company’s future contractual obligations for property and equipment under firm order:

	Payment Due by Period
(in millions)	2025	2026	2027	2028	2029	Thereafter	Total
Aircraft and other equipment under purchase obligations	$240.9	$361.1	$111.8	$269.9	—	—	$983.7
Aviation Campus	27.8	3.7	—	—	—	—	31.5

General indemnifications—The Company is a party to aircraft lease and financing arrangements, which include provisions requiring the Company to indemnify the lessor or financing party against certain losses which may arise from use of the related aircraft and equipment, including losses arising from tax consequences. The Company expects that such losses would constitute insurable losses and would therefore be subject to insurance coverage. Losses expected to arise from indemnities cannot be reasonably determined due to the uncertainty surrounding circumstances which may give rise to losses, or the amount of expected losses which could arise.

Legal matters—The Company is involved in various legal actions considered routine to the ordinary course of business. Contingent losses expected to arise as a result of pending legal matters, which could include expected future settlements, judgements, and legal fees are recorded when amounts become probable and are able to be estimated. Estimated future losses and legal fees related to ongoing litigation were not material as of December 31, 2024 and June 30, 2025. While the Company cannot predict the outcome of these events with certainty, management does not believe pending legal matters would have a material effect on our results of operations, cash flows, or financial position.

7. MEZZANINE EQUITY AND SHARE BASED COMPENSATION

During the year ended December 31, 2020, the Company adopted the 2020 Omnibus Incentive Plan and issued RSUs to the Company’s board of directors. RSUs vest immediately with a contractual sale restriction until March 15, 2026, unless a liquidity event or termination of the participant’s service to the Company’s board of directors occurs earlier. In the event a market does not exist for the RSUs, the agreement provides certain put rights for the RSUs to be put to the Company at fair market value. The put rights require these RSUs be classified in mezzanine equity. The amount presented in mezzanine equity at each balance sheet date is based on the accumulated expense of the RSUs in accordance with ASC 718, Compensation—Stock Compensation. The Company issued no RSUs during the six months ended June 30, 2024 and 1,463 RSUs during the six months ended June 30, 2025, at an estimated grant date fair value of $600 per share.

Additionally, since 2020, the Company has issued and has outstanding 19,875 RSUs to certain members of management of the Company. The RSUs include a market condition that could decrease the number of RSUs to be issued if the fair market value of the Company does not increase over 30% by December 31, 2025. The RSUs also included a performance condition multiplier up to 300% of the RSUs issued based on the incurrence of a liquidity event as determined by the Company’s board of directors and an increase in the fair market value of the Company as of the liquidity event date. The performance condition was not probable to occur as of December 31, 2024 and June 30, 2025 and therefore no expense has been recognized related to the remaining performance condition. If no liquidity event occurs, these RSUs will vest on December 31, 2025, unless termination of employment occurs earlier. In certain conditions, if participant employment terminates with the Company and a market does not exist for the RSUs, the agreement provides certain put rights for the RSUs to be put to the Company at fair market value. The estimated grant date fair value of each RSU using a Monte Carlo simulation model considering the market condition but not including the performance condition was $292.60 per share. The Company presents all share-based compensation in mezzanine equity at each balance sheet date based on the accumulated expense of the RSUs at the grant date in accordance with ASC 718, Compensation— Stock Compensation.

In addition, during the six months ended June 30, 2025, the Company granted 4,486 RSUs to certain key members of management of the Company. The RSUs include a vesting condition and vest ratably each year over a three-year vesting period. The agreement provides certain put rights for the RSUs to be put to the Company at fair market value. The estimated grant date fair value of each RSU was $600 per share.

Also, during the six months ended June 30, 2025, Republic granted 25,388 RSUs to certain key members of management, which are subject to both time- and performance-based vesting conditions (the “Republic Integration RSUs”). The time-vesting Republic Integration RSUs vest in equal installments on the third and fourth anniversaries of closing of a contemplated liquidity event (“Closing”), subject to continued employment of the RSU holder. The performance-vesting Republic Integration RSUs vest, subject to continued employment, in one-third tranches upon achievement of specified operational milestones. Compensation expense will begin to be recorded upon resolution of contingent vesting conditions, which coincides with the Closing. The Company expects to record $10.7 million over four years starting at the Closing and $4.6 million related to performance conditions will begin to be recorded as each performance condition becomes probable over the expected time period to acheive the respective performance condition. If the Closing does not occur or the Merger Agreement is terminated, all Republic Integration RSUs will be immediately forfeited for no consideration.

As of June 30, 2025, the total unrecognized compensation cost related to non-vested RSUs not including the Republic Integration RSUs that the Company expects to recognize over a weighted average of approximately one year was $2.5 million. The Company accounts for forfeitures as they occur.

The Company will record cumulative stock-based compensation expense related to the RSUs with performance-based vesting conditions in the period when its liquidity event is completed as well as the acceleration of the vesting of the award. If the transaction closes in October 2025 based on the amount of outstanding RSUs as of June 30, 2025, the Company will record an additional $2.4 million of stock-based compensation expense related to these RSUs.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	20,275	$292.60
Granted	29,874	600.00
Forfeited	(400)	292.60

Unvested at June 30, 2025	49,749	477.19

8. RELATED PARTY TRANSACTIONS

The Company is a closely held private company, and related parties include our Partner Airlines and an original equipment manufacturer (the “Related Parties”), with whom the Company has held long-standing relationships.

The Company regularly transacts with its Related Parties as defined in ASC 850, Related Parties, in the ordinary course of business. Related party transactions are derived from passenger service under our capacity purchase relationships, certain aircraft leasing commitments, and aircraft maintenance activities, which in turn, generate balances due to or due from our Related Parties.

Each of the Company’s Partner Airlines comprise the following revenues for the six months ended June 30, 2024 and 2025 and receivables as of December 31, 2024 and June 30, 2025:

Concentration base	American Airlines	Delta Air Lines	United Airlines
Revenues for the six months ended:
June 30, 2024	43%	26%	30%
June 30, 2025	44	26	29
Receivables as of:
December 31, 2024	29%	34%	19%
June 30, 2025	20	50	13

9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 14, 2025, the date the condensed consolidated financial statements were available to be issued.

Bryan Bedford, the Company’s former President and Chief Executive Officer, received Presidential nomination to the position of Administrator of the Federal Aviation Administration of the U.S. Department of Transportation by President Donald Trump. In connection with such nomination, Mr. Bedford retired from the Company effective July 1, 2025. Republic paid a cash payment of $16.0 million related to his employment contract. Upon effectiveness of his retirement, 7,308 RSUs were granted and 9,425 RSUs held by Mr. Bedford were all considered earned and vested immediately, resulting in additional compensation expense of $7.7 million. Republic will record total expense of approximately $18.8 million during the third quarter of 2025 related to Mr. Bedford’s separation and retirement. Matthew Koscal, Executive Vice President and Chief Administrative Officer, was promoted to President and Chief Commercial Officer of the Company, and David Grizzle, Chairman of the Board of Directors of the Company, began serving as Chief Executive Officer upon Mr. Bedford’s retirement on July 1, 2025.

During July 2025, the Company granted a key member of management 4,903 Republic Integration RSUs as well as 432 RSUs that vest ratably each year over a three-year vesting period and provides certain put rights for the RSUs to be put to the Company at fair market value. The estimated grant date fair value of each RSU was $600 per share.

From June 30, 2025, to August 14, 2025, the Company received notice from the U.S. Department of Treasury to exercise 4,467 of the U.S. Treasury Warrants for Republic Airways common stock upon scheduled maturity. These warrants were settled through a cash payment of $0.6 million.

****

Annex A

Execution Version

AGREEMENT, PLAN OF CONVERSION AND

PLAN OF MERGER

between

MESA AIR GROUP, INC.,

and

REPUBLIC AIRWAYS HOLDINGS INC.

Dated as of April 4, 2025

A-i

A-ii

APPENDICES

Appendix A	Definitions
Appendix B	Index of Defined Terms

EXHIBITS

Exhibit 1	Form of Post-Conversion Parent Charter
Exhibit 2	Form of Post-Conversion Parent Bylaws
Exhibit 3	Three Party Agreement
Exhibit 4	Form of Escrow Agreement

A-iii

THIS AGREEMENT, PLAN OF CONVERSION AND PLAN OF MERGER (this “Agreement”), dated as of April 4, 2025, is made by and between Mesa Air Group, Inc., a Nevada corporation (“Parent”), and Republic Airways Holdings Inc., a Delaware corporation (the “Company” and, together with Parent, the “Parties”).

RECITALS

WHEREAS, Parent and the Company desire for Parent and the Company to effectuate a business combination on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such business combination, the Company will be merged with and into Parent, with Parent continuing as the Surviving Corporation, in accordance with the DGCL;

WHEREAS, prior to the consummation of the Merger, pursuant to the Plan of Conversion set forth in Section 1.2 (the “Plan of Conversion”) and subject to the other terms and conditions of this Agreement, Parent shall convert into a Delaware corporation in accordance with Section 265 of the DGCL and NRS 92A.105 and 92A.205 (the “Conversion”);

WHEREAS, concurrently with the Conversion, Parent shall file a certificate of incorporation with the Secretary of State of the State of Delaware and adopt bylaws, in the forms attached hereto as Exhibits 1 and 2, respectively;

WHEREAS, it is intended that, for United States federal income tax purposes, (i) the transactions contemplated by this Agreement shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) this Agreement shall constitute a “plan of reorganization” for purposes of the Code;

WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent, the Company and United Airlines, Inc. (“United”), among other parties, are entering into the transaction agreement attached hereto as Exhibit 3 (the “Three Party Agreement”), which contemplates the parties at the Closing entering into the escrow agreement substantially in the form attached hereto as Exhibit 4 (the “Escrow Agreement” and, together with this Agreement and the Three Party Agreement, the “Transaction Agreements”), pursuant to which, among other things: (i) Parent will take certain actions at or prior to the Closing to dispose of certain assets, extinguish certain liabilities and effectuate certain related transactions; (ii) United will take certain actions at or prior to the Closing to facilitate Parent’s actions in the foregoing clause (i); and (iii) Parent promptly following the Closing (but in all events immediately following the Effective Time) will conduct a primary issuance of shares of Parent Common Stock equal to 6% of the issued and outstanding shares of Parent Common Stock after giving effect to the issuance of Parent Common Stock in the Merger (the “Primary Issuance”), which Primary Issuance will, subject to the terms and conditions of the Three Party Agreement and the Escrow Agreement, (A) first become available to United to the extent of certain financial contributions made by United to or on behalf of Parent at or prior to the Effective Time and (B) second, to the extent of any remainder, become available to the Surviving Corporation to satisfy certain liabilities, and (C) third, to the extent of any remainder, become available on a pro rata basis to the Persons who, as of immediately prior to the Effective Time, held shares of Parent Common Stock;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and United are entering into a binding letter agreement (the “CPA Side Letter”) which, among other things, provides for the respective obligations of United and Mesa Airlines, Inc. to execute and deliver to each other, effective as of immediately following the Effective Time, the capacity purchase agreement attached to the CPA Side Letter as Annex 1 thereto (such capacity purchase agreement, the “Go-Forward CPA”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Jonathan G. Ornstein, Michael J. Lotz and Brian S. Gillman is each entering into a separation and consulting agreement with Parent, copies of which have been delivered to the Company (each, a “Separation and Consulting Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements and subject to the conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

CONVERSION; MERGER

Section 1.1 Closing. The closing of the Conversion, the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., New York City time, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at the Closing), remotely by the electronic exchange of closing deliverables and the taking of the closing actions contemplated herein, unless another date, time or place is agreed to in writing by Parent and the Company; provided that notwithstanding anything to the contrary herein, unless mutually agreed by the Parties, neither Party shall be required to effect the Closing prior to September 8, 2025. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.2 Plan of Conversion.

(a) Conversion. Upon the terms and subject to the conditions of this Agreement, following the Closing (but prior to the Effective Time), and in accordance with Section 265 of the DGCL and NRS 92A, Parent shall convert from a Nevada corporation (the “Constituent Entity”) to a Delaware corporation (the “Resulting Entity”) and shall thereafter be subject to all of the provisions of the DGCL, except that, pursuant to Section 265(d) of the DGCL, notwithstanding Section 106 of the DGCL, the existence of the Resulting Entity shall be deemed to have commenced on the date the Constituent Entity was first formed or incorporated in the State of Nevada.

(b) Name and Jurisdiction of Constituent Entity and Resulting Entity. For purposes of NRS 92A.105, the name and jurisdiction of the Constituent Entity is Mesa Air Group, Inc., a Nevada corporation, and the name and jurisdiction of the Resulting Entity is Mesa Air Group, Inc., a Delaware corporation.

(c) Conversion Effective Time. Upon the terms and subject to the conditions of this Agreement, the Parties shall cause the Conversion to occur pursuant to and in accordance with Section 265 of the DGCL and NRS 92A by filing or causing to be filed: (i) a duly executed Certificate of Conversion with the Secretary of State of the State of Delaware, in form and substance reasonably acceptable to Parent and the Company (the “Certificate of Conversion”), together with the certificate of incorporation of Parent in the form set forth on Exhibit 1 (as may be amended from time to time, the “Post-Conversion Parent Charter”), with such Certificate of Conversion becoming effective at such time as is agreed by Parent and the Company and specified in the Certificate of Conversion, provided that the effective date and time of the Certificate of Conversion shall in all events be the same effective date and time as the Post-Conversion Parent Charter, and (ii) duly executed Articles of Conversion with the Secretary of State of the State of Nevada, in form and substance reasonably acceptable to Parent and the Company (the “Articles of Conversion” and, together with the Certificate of Conversion, the

“Conversion Filings”), with such Articles of Conversion becoming effective at the same time as the Certificate of Conversion (and with such effective time being specified in the Articles of Conversion). The Conversion shall become effective at the time specified in the Conversion Filings (the “Conversion Effective Time”).

(d) Manner of Conversion. In connection with (and as part of) the Conversion, and pursuant to and in accordance with this Agreement, Section 265 of the DGCL and NRS 92A.105 (i) automatically and without any action on the part of any holder thereof, each share of common stock, no par value per share, of the Constituent Entity that is issued and outstanding immediately prior to the Conversion Effective Time shall be converted at the Conversion Time into one fully paid, validly issued and nonassessable share of common stock, no par value per share, of the Resulting Entity, (ii) except as set forth in Section 1.3(c) hereof, the Post-Conversion Parent Charter shall become the certificate of incorporation of the Parent, until thereafter supplemented or amended in accordance with its terms and the DGCL, and (iii) except as set forth in Section 1.3(c) hereof, Parent shall adopt the bylaws in the form set forth on Exhibit 2 (as may be amended from time to time, the “Post-Conversion Parent Bylaws”), as the bylaws of Parent, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(e) Dissenting Shares. No dissenters’ or appraisal rights shall be available with respect to the Conversion pursuant to NRS 92A.

(f) Primary Issuance. Upon the terms and subject to the conditions of this Agreement and pursuant to the terms of the Three Party Agreement and the Escrow Agreement, immediately following the Effective Time, and in consideration for Parent’s and the Company’s willingness to enter into this Agreement, Parent will issue and deliver a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to six percent (6%) of the total number of shares of Parent Common Stock issued and outstanding immediately following the Effective Time (but without giving effect to the Primary Issuance) (the “Escrow Shares”) to the Escrow Agent (as defined in the Escrow Agreement). The shares issued pursuant to this Section 1.2(f) shall be held by the Escrow Agent pursuant to, and governed by, the terms of the Three Party Agreement and the Escrow Agreement. Shares issued pursuant to this Section 1.2(f) shall be distributed by the Escrow Agent to United, the Surviving Corporation and/or the holders of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time in accordance with the provisions of this Agreement, the Three Party Agreement and the Escrow Agreement.

Section 1.3 Merger.

(a) The Merger. Upon the terms of and subject to the conditions set forth in this Agreement, in connection with the Conversion and in accordance with the DGCL, at the Effective Time, the Company shall be merged with and into Parent (the “Merger”), the separate corporate existence of the Company shall cease, and Parent shall continue as the surviving corporation (the “Surviving Corporation”) in the Merger.

(b) Effective Time. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, and in all events following the Conversion Effective Time, the Parties shall cause the Merger to be consummated by filing or causing to be filed a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as is specified in the Certificate of Merger, which time shall be after the Conversion Effective Time (the “Effective Time”). The Merger shall have the effects as set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject to the terms and conditions of this Agreement (including those in Article II), at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Parent shall vest in the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Parent shall attach to and become the debts, liabilities and duties of the Surviving Corporation.

(c) Certificate of Incorporation; Bylaws.

(i) The Post-Conversion Parent Charter, which shall be the certificate of incorporation of Parent immediately prior to the Effective Time, shall be amended in the Merger as set forth below, and as so amended shall be the certificate of incorporation of Parent, as the Surviving Corporation, from and after the Effective Time until thereafter amended in accordance with applicable Law and the terms of such certificate of incorporation.

(A) Section 1.1 of the Post-Conversion Parent Charter shall be deleted in its entirety and replaced with the following:

“Section 1.1. Name. The name of the Corporation is Republic Airways Holdings Inc. (the “Corporation”).”

(ii) The Post-Conversion Parent Bylaws, which shall be the bylaws of Parent immediately prior to the Effective Time, shall be the bylaws of Parent, as the surviving corporation in the Merger, as of the Effective Time, until thereafter amended in accordance with applicable Law and the terms of the certificate of incorporation of Parent and such bylaws; provided, however, that the Parties shall take all requisite action so that, as of the Effective Time, the Post-Conversion Parent Bylaws shall be amended to reflect that the name of Parent, as the Surviving Corporation, shall be “Republic Airways Holdings Inc.”.

Section 1.4 Certain Corporate Governance Matters

(a) Prior to the Effective Time, Parent shall take all actions necessary (including by securing and causing to be delivered to Parent (with written evidence thereof provided to the Company) the resignations of then-serving directors of the Parent Board) to cause, in each case effective as of the Effective Time: (i) the number of directors constituting the full board of directors of the Surviving Corporation (the “Surviving Corporation Board”) to be seven; and (ii) the Surviving Corporation Board to be composed of: (A) six directors who prior to the Effective Time are designated by the Company, including a Chairman of the Surviving Corporation Board who prior to the Effective Time is designated by the Company; and (B) Ellen Artist, or such other director who may be proposed by Parent prior to the Effective Time and agreed upon by the Company (in its sole discretion) prior to the Effective Time.

(b) Prior to the Effective Time, Parent shall take all actions necessary to cause, in each case effective as of the Effective Time, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel (and any other “C-Suite” level officers) to be persons who prior to the Effective Time are designated by the Company.

(c) Parent shall cause the name of Parent to be changed to “Republic Airways Holdings Inc.”, with effectiveness upon the Effective Time. Parent shall, at the direction of the Company, take all reasonable actions within Parent’s control to assist the Company in causing the NASDAQ ticker symbol of “RJET” (or such other ticker symbol as the Company may determine in its sole discretion) to be reserved, prior to the Conversion Effective Time, for Parent’s use, with effectiveness upon the Effective Time.

(d) The headquarters of the Surviving Corporation shall be the pre-Closing headquarters of the Company.

ARTICLE II

EFFECT OF THE MERGER; OTHER TRANSACTIONS

Section 2.1 Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or the holders of any shares of capital stock of the Company or Parent:

(a) Subject to Section 2.1(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and Dissenting Shares held by stockholders who (i) have not voted in favor of the Merger or consented to it in writing and (ii) have properly demanded appraisal of such shares of Company Common Stock in accordance with, and have complied in all respects with, the provisions of Section 262 of the DGCL) shall be automatically converted into the right to receive 584.90 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Merger Consideration”), without interest, to be paid in accordance with and subject to the applicable provisions of this Agreement. From and after the Effective Time, all shares of Company Common Stock shall automatically be cancelled and extinguished and shall cease to exist, and subject to Section 2.1(d) with respect to Dissenting Shares and except as otherwise provided herein with respect to shares cancelled in accordance with Section 2.1(b), each holder thereof shall cease to have any rights with respect thereto other than the right to receive the Merger Consideration, without interest, in accordance with and subject to the applicable provisions of this Agreement.

(b) Each share of Company Common Stock that is owned by the Company (as treasury stock or otherwise) or Parent or any of their respective Subsidiaries immediately prior to the Effective Time (the “Cancelled Shares”) shall automatically be cancelled and extinguished and shall cease to exist, and no consideration or payment shall be owed or delivered in exchange therefor or in respect thereof.

(c) Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time (for the avoidance of doubt, excluding the Escrow Shares) shall (i) remain issued and outstanding, and from and after the Effective Time, shall represent one (1) share of Parent Common Stock and (ii) entitle the holder thereof to the non-transferable contingent right to receive a Pro Rata Share of the Escrow Asset distributed pursuant to and in accordance with Section 2.6, if any.

(d) Dissenting Shares.

(i) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and which are held by Company Stockholders who have not voted in favor of the Merger or consented to it in writing and are entitled to demand, and who have properly exercised and perfected, appraisal rights for such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) until such time as such Company Stockholder effectively withdraws, fails to perfect or otherwise loses such Company Stockholder’s appraisal rights under the DGCL with respect to such shares of Company Common Stock, at which time such shares of Company Common Stock shall cease to be Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration. Such Company Stockholders shall instead, and in lieu thereof, be entitled only to such rights as are granted by Section 262 of the DGCL to a holder of Dissenting Shares unless and until such Company Stockholder shall have effectively withdrawn, failed to perfect or otherwise lost its rights to appraisal under the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and extinguished and cease to exist, and such holder shall cease to have any rights with respect thereto other than as expressly provided in Section 262 of the DGCL and this Agreement). All Dissenting Shares held by Company Stockholders who shall have waived, failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Common Stock under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such stockholder is not entitled to the relief provided by Section 262 of the DGCL shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without interest, to be paid in accordance with and subject to the applicable provisions of this Agreement.

(ii) Prior to the Effective Time, the Company shall give Parent prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by the Company. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, offer to settle or settle or offer to compromise or compromise any demands for appraisal, or agree to do any of the foregoing.

(e) No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to this Section 2.1, and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to any rights of a holder of Parent Common Stock. All fractional shares that a Company Stockholder would be otherwise entitled to receive under this Section 2.1 shall be aggregated and in lieu of any such fractional shares, each Company Stockholder shall be entitled to receive an amount in cash, without interest, rounded down to the nearest cent, equal to the product of such fractional amount otherwise payable to such Company Stockholder and the Parent Stock Value.

(f) Certain Adjustments. The Exchange Ratio shall be adjusted, as applicable and appropriate, to reflect fully the effect of any stock split, reverse split, combination, subdivision, reclassification, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock occurring after the date of this Agreement and prior to the Effective Time; provided, that nothing in this subsection (f) shall be construed to permit Parent to take any action with respect to its securities that it is prohibited by the terms of this Agreement, including Section 5.2. For the avoidance of doubt, the Primary Issuance shall not trigger any adjustment to the Exchange Ratio pursuant to this Section 2.1(f).

Section 2.2 Exchange Procedures.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent and the Company shall jointly appoint an exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration as provided herein. At or immediately prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent (i) book-entry shares of Parent Common Stock equal to the aggregate Merger Consideration and (ii) an amount in cash sufficient to pay the aggregate cash in lieu of fractional shares, in each case to be paid by the Exchange Agent pursuant to this Agreement (such aggregate number of shares of Parent Common Stock and aggregate amount of cash provided to the Exchange Agent, the “Exchange Fund”).

(b) Procedures for Surrender. No later than three Business Days prior to the anticipated Closing Date, Parent shall (or shall cause the Exchange Agent to) deliver to each holder of shares of Company Common Stock that is or will be at the Effective Time entitled to the Merger Consideration a letter of transmittal and instructions (in form and substance reasonably satisfactory to the Company) (the “Letter of Transmittal”). As soon as reasonably practicable after the Effective Time and in any event no later than two Business Days after the later of (x) the Effective Time and (y) receipt by the Exchange Agent from a holder of a duly completed and validly executed (in each case as reasonably determined by Parent) Letter of Transmittal and such other customary documents as may reasonably be required by Parent or the Exchange Agent, the Exchange Agent shall issue to such holder in exchange therefor (i) book-entry shares of Parent Common Stock equal to the aggregate Merger Consideration that such holder has the right to receive pursuant to this Agreement and (ii) cash in the amount equal to the aggregate cash in lieu of any fractional shares that such holder has the right to receive pursuant to this Agreement, in each case, without interest and subject to any applicable Tax withholding.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed for 12 months after the Effective Time shall be returned to Parent, upon demand, and any former holder of Company Common Stock that has not complied with this Article II prior to the end of such period shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws), but only as a general creditor thereof for payment of their claims for the Merger Consideration. Any Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto, without liability by Parent or the Exchange Agent to any Person in respect thereof.

(d) Investment of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent and any interest and other income resulting from such investments shall be payable to Parent on demand; provided, that such investments shall be in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively; provided, further that no such investment shall relieve Parent or the Exchange Agent from making or causing to be made the payments required by this Article II and Parent shall bear the sole risk of any investment loss.

Section 2.3 Withholding. Each of Parent, the Company, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or any other Person such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or other Person in respect of which such deduction and withholding was made.

Section 2.4 Treatment of Parent RSUs and Parent Restricted Stock Awards.

(a) Immediately prior to the Effective Time, (i) any vesting conditions applicable to each Parent RSU shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Parent RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Parent RSU to receive (A) the number of shares of Parent Common Stock subject to such Parent RSU immediately prior to the Effective Time and (B) the non-transferrable contingent right to receive a Pro Rata Share of the Escrow Asset distributed pursuant to and in accordance with Section 2.6, if any.

(b) Immediately prior to the Effective Time, (i) any vesting conditions applicable to each Parent Restricted Stock Award shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Parent Restricted Stock Award shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Parent Restricted Stock Award to receive (A) the number of shares of Parent Common Stock subject to such Parent Restricted Stock Award immediately prior to the Effective Time and (B) the non-transferrable contingent right to receive a Pro Rata Share of the Escrow Asset distributed pursuant to and in accordance with Section 2.6, if any.

(c) At or prior to the Effective Time, Parent, the Parent Board and the Compensation Committee of the Parent Board, as applicable (or appropriate committee with delegated authority therefrom), shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 2.4 and to provide for the satisfaction of Tax withholding obligations for each holder of Parent RSUs or Parent Restricted Stock Awards receiving shares of Parent Common Stock in accordance with this Section 2.4.

Section 2.5 Treatment of Company RSUs.

(a) Immediately prior to the Effective Time, (i) each outstanding Company RSU that has vested in accordance with its terms (including each outstanding Company RSU that will become vested upon the Closing based on the achievement of the performance criteria set forth in the applicable award agreements evidencing the grant of the Company RSUs, as determined by the Company Board and the Compensation Committee of the Company Board, as applicable (or appropriate committee with delegated authority therefrom), or otherwise) (a “Vested Company RSU”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Vested Company RSU to receive a number of whole shares of Company Common Stock (rounded up to the next whole share of Company Common Stock), which shares of Company Common Stock shall be converted into Parent Common Stock pursuant to this Article II, and (ii) each outstanding Company RSU that is not a Vested Company RSU (an “Unvested Company RSU”) shall, automatically and without any required action on the part of the holder thereof, be assumed by Parent and converted into the right to receive an award of restricted shares of Parent Common Stock pursuant to the Parent

Equity Award Plan (each, a “Parent Restricted Stock Award”) in an amount equal to the number of whole shares of Parent Common Stock (rounded up to the next whole share of Parent Common Stock) equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the total number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time. Each Company RSU Award assumed and converted into a Parent Restricted Stock Award pursuant to this Section 2.5 shall continue to have, and shall be subject to, the same terms and conditions (including with respect to vesting) as applied to the corresponding Company RSU Award as of immediately prior to the Effective Time.

(b) Without limiting Section 2.5(a), at or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable (or appropriate committee with delegated authority therefrom), shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 2.5. Parent shall take all actions necessary to register the shares subject to the Parent Restricted Stock Award under the Form S-4.

Section 2.6 Post-Closing Payments.

(a) Promptly following the determination of the portion of the Escrow Asset payable to the holders of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time, in accordance with Section 2.1 of the Three Party Agreement (if any) and the delivery of the written instruction to the Exchange Agent (as such term is defined in the Three Party Agreement) pursuant to Section 2.1(d)(i) of the Three Party Agreement, the Surviving Corporation and the Mesa Representative shall take such actions as may be required to effect the distribution of the remaining Escrow Asset, if any, to the holders of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time, based upon their respective Pro Rata Share, in accordance with the terms and provisions of the Three Party Agreement and the Escrow Agreement.

(b) Subject to Section 2.6(a) hereof and the terms of the Escrow Agreement, the Escrow Agent shall issue any shares of Parent Common Stock payable from the Escrow Asset in book entry form. No fractional shares of Parent Common Stock shall be issued in accordance with Section 2.1(c), this Section 2.6 or the Three Party Agreement and, in lieu of any fractional shares payable to the holders of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time, each such holder shall be entitled to receive an amount in cash, without interest, as provided in Section 2.1(d)(ii) of the Three Party Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (with each exception set forth in the Company Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided that a matter disclosed with respect to one representation and warranty shall also be deemed to be disclosed with respect to each other representation and warranty to the extent that the relevance of such disclosure is reasonably apparent on the face of the disclosure contained in the Company Disclosure Schedule), the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) The Company has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and, to the extent such concept is applicable, is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has made available to Parent accurate and complete copies of the Second Amended and Restated Certificate of Incorporation of the Company (as amended, the “Company Charter”) and Fourth Amended and Restated Bylaws of the Company (as amended, the “Company Bylaws”), each as in effect as of the date of this Agreement. The Company is not in violation of the Company Charter or the Company Bylaws in any material respect.

(d) As of the date of this Agreement, Section 3.1(d) of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its name, type of entity and jurisdiction of its organization. Each such Subsidiary is a corporation or limited liability company, duly formed or organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of incorporation or organization. Each such Subsidiary has all requisite corporate or limited liability company power and authority to own, lease and operate its respective properties and assets and to carry on its respective businesses as they are now being conducted. Each such Subsidiary is duly qualified to do business and, to the extent such concept is applicable, in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.1(d) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest or joint venture interest or other Equity Interest in any other Person.

Section 3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 1,100,000 shares of Company Common Stock, of which there were 1,002,645 shares issued and outstanding. As of the date of this Agreement, there were no shares of Company Common Stock held by the Company in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, there are no Restricted Shares outstanding.

(b) As of the date of this Agreement, no shares of capital stock of the Company were reserved for or otherwise subject to issuance, except for the remaining 96,626 authorized, unissued shares of Company Common Stock, in the aggregate, that may be issued (i) pursuant to Company Equity Awards and (ii) in satisfaction of warrants to purchase shares of Company Common Stock issued to Treasury.

(c) As of the date of this Agreement, except as described in Section 3.2(b), there are no options, warrants, calls, conversion rights, stock appreciation rights, “phantom” equity rights, performance units, interests in or rights to the ownership or earnings of any member of the Company Group or any other equity equivalent or equity-based award or right, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating any member of the Company Group to issue, acquire or sell any shares of capital stock or other Equity Interests of any member of the Company Group or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any member of the Company Group, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d) There are no outstanding contractual obligations to which any member of the Company Group is a party (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, (iv) granting any preemptive or antidilutive rights with respect to, or (v) restricting the transfer of, any shares of capital stock of or other Equity Interests in any member of the Company Group.

(e) The Company or another member of the Company Group owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of the Company, free and clear of any Liens (other than Permitted Liens), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, in each case, in all material respects.

(f) (i) No dividends or similar distributions have accrued or been declared but are unpaid on the Company Capital Stock and (ii) the Company is not subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of capital stock of the Company.

(g) There are no bonds, debentures, notes or other Indebtedness of any member of the Company Group having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote.

Section 3.3 Authority; Required Vote.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Three Party Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Merger, subject to obtaining the Company Stockholder Approval. The execution and delivery of this Agreement and the Three Party Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes or written consents in lieu thereof are necessary to authorize this Agreement or the Three Party Agreement or to consummate the transactions contemplated hereby or thereby, other than the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of the State of Delaware. This Agreement and the Three Party Agreement have been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent (in the case of this Agreement) and Parent and United (in the case of the Three Party Agreement), constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (together, (i) and (ii), the “Enforceability Exceptions”).

(b) At a meeting duly called and held prior to the execution and delivery of this Agreement, the Company Board adopted resolutions by which the Company Board unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement and the Three Party Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and the Three Party Agreement, in accordance with the requirements of the DGCL, (iii) directed that this Agreement be submitted to the stockholders of the Company entitled to vote thereon for adoption and approval and (iv) recommended that the stockholders of the Company vote their shares of Company Common Stock in favor of the adoption of this Agreement and approval of the Merger (the “Company Recommendation”), and, as of the date of this Agreement, none of such resolutions has been amended, rescinded or modified.

(c) The only vote of holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Three Party Agreement and consummate the transactions contemplated hereby and thereby is the adoption of this Agreement and the approval of the Merger by the holders of at least two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”).

Section 3.4 No Conflict. None of the execution, delivery or performance of this Agreement or the Three Party Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement or the Three Party Agreement, or the Company’s compliance with any of the provisions of this Agreement or the Three Party Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or the Company Bylaws; or (b) assuming that all consents, approvals, authorizations, confirmations, clearances, and permits described in Section 3.5 have been obtained, all applications, filings, notifications, reports, registrations, and submissions described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Subsidiary of the Company or any of their respective properties or assets, except, with respect to clause (b), for any such conflicts, violations, consents, breaches, losses, defaults, terminations, other occurrences or Liens which would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement or the Three Party Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement or the Three Party Agreement, or the Company’s compliance with any of the provisions of this Agreement or the Three Party Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of the HSR Act and other applicable Competition Laws, (c) any application, filing, notice, report, registration, approval, permit, authorization, confirmation, clearance, consent or submission required to be made or obtained under Title 49 of the United States Code or under any regulation, rule, order, notice or policy of the U.S. Federal Aviation Administration (the “FAA”), the U.S. Department of Transportation (the “DOT”), the Federal Communications Commission (the “FCC”) and the U.S. Department of Homeland Security (the “DHS”), including the U.S. Transportation Security Administration (the “TSA”), or any foreign Civil Aviation Authority (“CAA”) (collectively, such statutes, regulations, rules, orders, notices or policies referred to in this clause (c) are referred to in this Agreement as the “Specified Regulations”), (d) compliance with the applicable requirements of the Exchange Act, (e) compliance with the applicable requirements of the Securities Act, (f) compliance with any applicable foreign or state securities or Blue Sky Laws, (g) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (h) such filings as may be required under the rules and regulations of NASDAQ, (i) the approval from, or the receipt from DOT of an exemption from 49 U.S.C. § 41105, pursuant to 49 U.S.C. § 40109, allowing Parent and Company to operate under common ownership pending DOT’s action on an application by Parent and Company for approval of a de facto transfer of their international route authorities, and (l) such other consents, approvals, authorizations or permits of, or filings, registrations with or notifications to any Governmental Entity, including airport and terminal operators, which if not obtained or made would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Permits; Compliance with Law.

(a) Each member of the Company Group holds all authorizations, permits, certificates, exemptions, waivers, approvals, orders, consents, franchises, variances, deviations, registrations, licenses, ratings, operations specifications, grants, directives and clearances of any Governmental Entity applicable to such member of the Company Group and necessary for it to own, lease and operate its assets and properties and to operate its business as currently conducted (the “Company Permits”), except where the failure to hold any Company Permits would not reasonably be expected to have a Company Material Adverse Effect. Each member of the Company Group is, and since January 1, 2022 has been, operating in compliance with the terms of such Company Permits, except where the failure to be in compliance with such Company Permits would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) no member of the Company Group is in conflict with, in default under or violation of, being investigated for, or being charged by any Governmental Entity with a violation of, any Law, Company Permits, operating certificates, grants, insurance and bond requirements, reporting requirements, training requirements, certificates of public convenience and necessity, exemptions, air carrier obligations, airworthiness directives, Federal Aviation Regulations or any other rules, regulations, directives, orders and policies of the FAA, the DOT, the DHS, the FCC, the TSA, foreign CAA or any other Governmental Entity or airport authority applicable to any member of the Company Group or by which any property or asset of any member of the Company Group is or was bound, (ii) there is no investigation or review pending, or to the Knowledge of the Company, threatened in writing by any Governmental Entity with respect to any member of the Company Group that challenges or questions the validity of any rights of the holder under the Company Permits or that alleges the existence of any violation of any Company Permit, (iii) since January 1, 2022, each member of the Company Group has timely filed all submissions, reports, registrations, schedules, forms, notices, statements, disclosures and other documents, together with any amendments required to be made with respect thereto, that they were required to file with the FAA, the DOT, the DHS, the FCC, the TSA, foreign CAA, any other Governmental Entity or any airport authority, and in each case has paid all fees and assessments due and payable in connection therewith, and (iv) neither the DOT nor the FAA nor any other Governmental Entity or any airport authority, including terminal operators, has taken any action or, to the Knowledge of the Company, threatened in writing to take any action to amend, modify, suspend, revoke, terminate, cancel, withdraw, or otherwise materially affect any Company Permit. No member of the Company Group has received any written notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

Section 3.7 Financial Statements; No Undisclosed Liabilities.

(a) True, correct and complete copies of the audited consolidated financial statements consisting of the balance sheets and related statements of income, cash flows and stockholders’ equity of the Company as of and for the fiscal years ended December 31, 2022, 2023 and 2024 (including any related notes thereto and the related reports of the independent public accountants) (collectively, the “Company Financial Statements”) are set forth in Section 3.7 of the Company Disclosure Schedule. The Company Financial Statements are based on the books and records of the Company and its Subsidiaries and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of the dates indicated therein and the results of the operations of the Company and its Subsidiaries for the periods covered thereby. Each of the Company Financial Statements has been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.

(b) Except for those liabilities and obligations (a) as reflected in, reserved against or disclosed in the Company Financial Statements, (b) incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company included in the Company Financial Statements or (c) incurred under this Agreement or in connection with the transactions contemplated hereby, the Company Group has no liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) of a type required to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto) prepared in accordance with GAAP, other than those that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8 State Takeover Laws; No Rights Agreements. No “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law (each, a “Takeover Law”) will apply with respect to or as a result of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated hereby. The Company has opted out of Section 203 of the DGCL. There is no stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan in effect to which the Company is a party or is otherwise bound.

Section 3.9 Absence of Certain Changes or Events. Since December 31, 2023 and through the date of this Agreement:

(a) the Company Group has conducted its business only in the ordinary course of business; and

(b) there has not occurred any Company Material Adverse Effect.

Section 3.10 Litigation.

(a) As of the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect, there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against any member the Company Group, any property or assets of the Company Group, or any of their respective officers, directors or employees in such individual’s capacity as such.

(b) As of the date of this Agreement, no member of the Company Group is subject to any outstanding order, writ, injunction, judgment, award, civil penalty, decree, ruling, determination, stipulation, subpoena, or verdict entered, issued, made or rendered by any arbitrator or any Governmental Entity (each, an “Order”) (other than those of general applicability) that would reasonably be expected to be material to the Company Group, taken as a whole.

(c) There has not been since January 1, 2022 any material internal investigations or inquiries conducted by Company, the Company Board (or any committee thereof), any compliance officer of Company or any third party at the request of any of the foregoing concerning any financial, accounting, conflict of interest, illegal activity or other fraudulent issues.

Section 3.11 Tax Matters.

(a) Each member of the Company Group has timely filed (taking into account any automatic or properly obtained extension of time within which to file) all income and other material Tax Returns required to have been filed by or with respect to the Company Group, and all such Tax Returns are true, complete and accurate in all material respects. No written claim has been made in the past six (6) years in writing by a Governmental Entity in a jurisdiction where a member of the Company Group does not file Tax Returns that such member of the Company Group is or may be subject to Taxes in such jurisdiction. No member of the Company Group has a permanent establishment in any country other than the country of its organization, or has been, subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(b) All material Taxes of the Company Group due and payable (whether or not shown on any Tax Return) have been timely paid. The Company Group has made adequate provision for all Taxes of the Company Group not yet due and payable on the Company Financial Statements as of the date of the Company Financial Statements. Since the date of the Company Financial Statements, any Taxes of the Company Group have been accrued on the books and records of the Company in accordance with GAAP.

(c) [Intentionally Omitted].

(d) No deficiencies for any material amount of Taxes have been proposed or assessed in writing against any member of the Company Group by any Governmental Entity, except for deficiencies being contested in good faith by appropriate proceedings. No member of the Company Group (i) is the subject of any currently pending or ongoing material Tax audit or other administrative or judicial Proceeding with respect to Taxes or (ii) has waived any statute of 21 limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.

(e) No member of the Company Group is a party to, or has any obligation or liability under, any agreement or arrangement for the sharing, reimbursement, indemnification or allocation of any Taxes, including any tax receivable agreement or similar agreement (other than customary provisions for Taxes contained in credit, lease or other commercial agreements entered into in the ordinary course of business the primary purposes of which do not relate to Taxes). (f) Each member of the Company Group has withheld and, to the extent required by Law, paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g) Each member of the Company Group has collected all material sales, value-added and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Entity (or has been furnished properly completed exemption certificates with respect to any such Taxes and has complied in all material respects with applicable sales and use Tax statutes and regulations requiring the maintenance of records and supporting documents).

(h) The Company is not and has not in the last five years been a “United States real property holding corporation” within the meaning of Section 897 of the Code and equity interests in the Company are not “United States real property interests” within the meaning of Sections 897 and 1445 of the Code.

(i) No member of the Company Group has taken any action, and no member of the Company Group is aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(j) No member of the Company Group “participates” or has “participated” in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any similar provision of applicable Law.

(k) Other than Permitted Liens, there are no Liens with respect to Taxes upon any assets of the Company Group.

Section 3.12 Brokers. No member of the Company Group nor any stockholder, director, officer, employee or Affiliate of any member of the Company Group has incurred on behalf of the Company Group or will incur on behalf of the Company Group any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger.

Section 3.13 [Intentionally Omitted].

Section 3.14 Employee Benefit Plans.

(a) Except as would not reasonably be expected to result in material liability to the Company Group, each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of Company, no event or circumstance exists that has materially and adversely affected or would reasonably be expected to materially and adversely affect such qualification or exemption.

(c) No action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or threatened in writing against or with respect to any Company Benefit Plan or the assets or thereof that would result in material liability to the Company Group.

Section 3.15 Environmental Matters.

(a) Except as would not reasonably be expected to be material to the Company Group, taken as a whole:

(i) each member of the Company Group is, and since January 1, 2022, has been, in compliance with all applicable Environmental Laws, and the Company Group has obtained, has made timely and complete application for any required renewal of, and is, and since January 1, 2022 has been, in compliance with, all Environmental Permits necessary for the conduct and operation of the business of the Company Group;

(ii) there are not now, and since January 1, 2022, there have not been, any Hazardous Substances Released or otherwise existing on, under, about, or emanating from or to, any property currently, or to the Knowledge of Company, formerly, owned, leased or operated by the Company Group, except as would not result in liability under, any applicable Environmental Laws, including any obligation to conduct site investigation or remediation; and

(iii) since January 1, 2022, or prior to that date if the matter remains unresolved, no member of the Company Group has received any notice of alleged liability for, or any Proceeding, Order or inquiry regarding, any Release or threatened Release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law.

(b) The Company has made available to Parent prior to the date of this Agreement copies of any material environmental reports, studies, assessments, and other material environmental information, in its possession or reasonable control relating to the Company Group and its current or former properties, assets or operations.

Section 3.16 Data Privacy and Security Matters.

(a) Since January 1, 2022, each member of the Company Group complies and at all times has complied with (i) the written, external privacy policies and external representations of the Company regarding the Processing of Personal Information, (ii) written contractual obligations governing the treatment and Processing of Personal Information by the Company Group, (iii) applicable industry standards legally binding on the Company Group (including, to the extent applicable, the PCI DSS), (iv) registration requirements with any applicable Governmental Entity for the Processing of Personal Information by Company Group and (v) all Privacy Laws (collectively, the “Company Data Privacy Requirements”), in each case with respect to clauses (i) through (v), except where noncompliance would not reasonably be expected to be material to the Company Group, taken as a whole. Except as would not reasonably be expected to be material to the Company Group, taken as a whole: (i) each member of the Company Group has, since January 1, 2022, at all times presented a privacy policy or other privacy-related notices (such as notice of financial incentives) to individuals and obtained prior express consent prior to the collection of any Personal Information, in each case, to the extent required of the Company Group by Company Data Privacy Requirements, and (ii) such privacy policies, notices, and consents: (a) are sufficient under applicable Company Data Privacy Requirements to permit the Processing of Personal Information by such member of the Company Group as currently Processed by or for each member of the Company Group and (b) have, since January 1, 2022, at all times been materially accurate and complete, and not materially misleading or deceptive (including by any material omission).

(b) The execution, delivery, and performance of this Agreement and the transactions contemplated by this Agreement do not and will not: (i) conflict with or result in a violation or breach of any Company Data Privacy Requirements or (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Information, in each case except for any such conflicts, violations, consents, notices, prohibitions, or other occurrences which would not reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2022, there has been no accidental, unlawful, or unauthorized Processing of Personal Information in the possession or control of the Company Group (“Company PII Security Incident”),

except as would not reasonably be expected to be material to the Company Group, taken as a whole. Each member of the Company Group has taken commercially reasonable steps and implemented and maintained commercially reasonable measures designed to (i) monitor, detect, prevent, mitigate, and remediate Company PII Security Incidents, (ii) identify and address internal and external material risks to the privacy and security of Personal Information in its possession or control, and (iii) protect such Personal Information and the software, systems, applications, and websites owned and operated by the Company Group that are involved in the Processing of Personal Information. Except as would not reasonably be expected to be material to the Company Group, taken as a whole: (i) Company requires all third parties that Process Personal Information on its behalf to enter into written contracts to provide security and privacy protections for such Personal Information consistent with Privacy Laws, and (ii) to the Knowledge of Company, such third parties are not in breach of such Contracts with respect to such Personal Information.

(d) Since January 1, 2022, no member of the Company Group: (i) has been notified in writing that it is the subject of any inquiry, investigation, or enforcement action by any Governmental Entity with respect to such member’s compliance with any Privacy Law or its Processing of Personal Information, (ii) is party to any Proceeding alleging or investigating a Company PII Security Incident or a violation (A) of any Company Data Privacy Requirement or (B) relating to Company’s Processing of Personal Information, or (iii) received a written claim by or before any Governmental Entity alleging a violation of (A) Company Data Privacy Requirements or (B) relating to the Company’s Processing of Personal Information, in each case with respect to clauses (i) through (iii), except as would not reasonably be expected to be material to the Company Group, taken as a whole.

Section 3.17 Insurance. The Company Group maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks (the “Company Insurance Policies”) as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company Group and which comply in all material respects with the requirements of Law and Contracts to which the Company Group is a party (including any lease for personal or real property). Except as would not reasonably be expected to be material to the Company Group, taken as a whole, each of the Company Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid and the Company Group is in compliance with the terms and conditions of such Company Insurance Policies. Since January 1, 2022, the Company Group has not received any written notice regarding any invalidation or cancellation of any material Company Insurance Policy.

Section 3.18 Properties and Assets. Except as would not reasonably be expected to be material to the Company Group, taken as a whole, (a) the Company Group has valid and subsisting ownership interests in all of the real property and tangible personal property reflected in the latest balance sheet included in the Company Financial Statements prior to the date of this Agreement as being owned by the Company Group or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens and (b) the tangible personal property owned by the Company Group is in satisfactory operating condition and repair for its continued use as it has been used in all material respects, subject to reasonable wear and tear.

Section 3.19 [Intentionally Omitted].

Section 3.20 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to Parent’s stockholders or at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form

S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on or derived from information supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

Section 3.21 Non-Reliance. Except for the representations and warranties expressly contained in Article IV, the Company acknowledges that neither Parent nor any other Person on behalf of Parent makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty by or on behalf of Parent or with respect to any other information provided or made available to the Company or its Representatives by or on behalf of Parent in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in data rooms, management presentations or similar information deliverables in expectation of the transactions contemplated by this Agreement.

Section 3.22 No Other Representations and Warranties. Except for the representations and warranties expressly contained in this Article III, neither the Company nor any other Person on behalf of the Company makes or has made any express or implied representation or warranty with respect to the Company or with respect to any other information provided or made available to Parent or its Representatives, including any information, documents, projections, forecasts or other material made available to Parent or its Representatives in certain data rooms or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement, or the accuracy or completeness of any of the foregoing other than the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in (i) the Parent SEC Documents that are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) prior to the date of this Agreement (but (A) without giving effect to any amendment thereof filed with the SEC on or after the date of this Agreement and (B) excluding any disclosure contained in such Parent SEC Documents under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” or sections of such reports and other disclosures that are similarly predictive, cautionary or forward-looking in nature) or (ii) the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (with each exception set forth in the Parent Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided that a matter disclosed with respect to one representation and warranty shall also be deemed to be disclosed with respect to each other representation and warranty to the extent that the relevance of such disclosure is reasonably apparent on the face of the disclosure contained in the Parent Disclosure Schedule), Parent hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada.

(b) Parent has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified to do business and, to the extent such concept is applicable, is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent has made available to the Company accurate and complete copies of the Second Amended and Restated Articles of Incorporation of Parent (as amended, the “Parent Charter”) and Second Amended and Restated Bylaws of Parent (as amended, the “Parent Bylaws”), each as in effect as of the date of this Agreement. Parent is not in violation of the Parent Charter or the Parent Bylaws in any material respect.

(d) As of the date of this Agreement, Section 4.1(d) of the Parent Disclosure Schedule sets forth a true and complete list of each Subsidiary of Parent, including its name, type of entity and jurisdiction of its organization. Each such Subsidiary is a corporation or limited liability company, duly formed or organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of incorporation or organization. Each such Subsidiary has all requisite corporate or limited liability company power and authority to own, lease and operate its respective properties and assets and to carry on its respective businesses as they are now being conducted. Each such Subsidiary is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 4.1(d) of the Parent Disclosure Schedules, neither Parent nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest or joint venture interest or other Equity Interest in any other Person.

Section 4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 125,000,000 shares of Parent Common Stock, of which there were 41,334,433 shares issued and outstanding, and (ii) 5,000,000 shares of Preferred Stock, no par value, of which no shares were issued and outstanding. As of the date of this Agreement, there were no shares of Parent Common Stock held by Parent in its treasury. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, there are no Restricted Shares outstanding.

(b) As of the date of this Agreement, no shares of capital stock of Parent were reserved for or otherwise subject to issuance, except for warrants to purchase an aggregate of 4,899,497 shares of Parent Common Stock issued to Treasury and shares of Parent Common Stock subject to the equity awards as set forth in Section 4.2(b) of the Parent Disclosure Schedule.

(c) As of the date of this Agreement, except as described in Section 4.2(b), there are no options, warrants, calls, conversion rights, stock appreciation rights, “phantom” equity rights, performance units, interests in or rights to the ownership or earnings of any member of the Parent Group or any other equity equivalent or equity-based award or right, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating any member of the Parent Group to issue, acquire or sell any shares of capital stock or other Equity Interests of any member of the Parent Group or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any member of the Parent Group, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d) Except as set forth in Section 4.2(d) of the Parent Disclosure Schedule, there are no outstanding contractual obligations to which any member of the Parent Group is a party (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, (iv) granting any preemptive or antidilutive rights with respect to, or (v) restricting the transfer of, any shares of capital stock of or other Equity Interests in any member of the Parent Group.

(e) Parent or another member of the Parent Group owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of Parent, free and clear of any Liens (other than Permitted Liens), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, in each case, in all material respects.

(f) (i) No dividends or similar distributions have accrued or been declared but are unpaid on Parent’s capital stock and (ii) Parent is not subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of capital stock of Parent.

(g) There are no bonds, debentures, notes or other Indebtedness of any member of the Parent Group having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote.

Section 4.3 Authority; Required Votes.

(a) Parent has all necessary corporate power and authority to execute and deliver this Agreement and the Three Party Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including, subject to obtaining the Parent Stockholder Approval, as applicable, the Conversion, the Merger and the Primary Issuance. The execution and delivery of this Agreement and the Three Party Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and thereby, including the Conversion, the Merger and the Primary Issuance, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and no stockholder votes or written consents in lieu thereof are necessary to authorize this Agreement or the Three Party Agreement or to consummate the transactions contemplated hereby or thereby, other than the Parent Stockholder Approval, the filing of the Articles of Conversion with the Secretary of the State of Nevada, the filing of the Certificate of Conversion and Certificate of Merger with the Secretary of State of the State of Delaware and the third party consent set forth in Schedule 4.3(a) of the Parent Disclosure Schedule. This Agreement and the Three Party Agreement each has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Company (in the case of this Agreement) and the Company and United (in the case of the Three Party Agreement), constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

(b) At a meeting duly called and held prior to the execution and delivery of this Agreement, the Parent Board adopted resolutions by which the Parent Board unanimously (i) determined that this Agreement, the Plan of Conversion, the Conversion, the Merger, the Primary Issuance and the other transactions contemplated by this Agreement and the Three Party Agreement are advisable, fair to and in the best interests of Parent and its stockholders, (ii) adopted, approved and declared advisable this Agreement, the Plan of Conversion, the Conversion, the Merger, the Primary Issuance and the other transactions contemplated by this Agreement and the Three Party Agreement, in accordance with the requirements of the NRS, (iii) directed that this Agreement, the Plan of Conversion, the Conversion and the Merger be submitted to the stockholders of Parent for adoption and approval and (iv) recommended that the stockholders of Parent vote their shares of Parent Common Stock in favor of the Parent Stockholder Approval (the “Parent Recommendation”), and, as of the date of this Agreement, none of such resolutions has been amended, rescinded or modified.

(c) The only votes of holders of any class or series of capital stock of Parent necessary to approve this Agreement and the Three Party Agreement and consummate the transactions contemplated hereby and thereby are (i) the approval of this Agreement and the Plan of Conversion and the approval of the Conversion and the Merger by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Stockholder Meeting, (ii) the approval by the holders of a majority the voting power of the Parent of an amendment to the Parent Charter to increase the authorized shares of Parent Common Stock or the approval by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Stockholder Meeting of a reverse split of the number of outstanding shares of Parent Common Stock immediately prior to the Closing, both to enable Parent to issue the shares of Parent Common Stock in the

Merger or as otherwise required pursuant to this Agreement (or, if permissible under applicable Law, providing sufficient authorized capital in the post Conversion Parent Charter in lieu of such shareholder approval), (iii) the approval of the issuance of shares of Parent Common Stock in the Merger and the Primary Issuance by the holders of a majority of the votes cast at the Parent Stockholder Meeting (collectively, the “Parent Stockholder Approval”), and (iv) the third party approval set forth in Schedule 4.3(a) of the Parent Disclosure Schedule.

Section 4.4 No Conflict. Except as set forth in Schedule 4.4 of the Parent Disclosure Schedule, none of the execution, delivery or performance of this Agreement or the Three Party Agreement by Parent, the consummation by Parent of the Conversion, Merger, the Primary Issuance or any other transaction contemplated by this Agreement or the Three Party Agreement, or Parent’s compliance with any of the provisions of this Agreement or the Three Party Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Parent Stockholder Approval, conflict with or violate any provision of the Parent Charter or Parent Bylaws (or, following the Conversion, the Post-Conversion Parent Charter or Post-Conversion Parent Bylaws); (b) assuming that all consents, approvals, authorizations, confirmations, clearances, and permits described in Section 4.5 have been obtained, all applications, filings, notifications, reports, registrations, and submissions described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any Subsidiary of Parent or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Parent Group pursuant to, any Parent Material Contract, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, terminations, other occurrences or Liens which would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement or the Three Party Agreement by Parent, the consummation by Parent of the Conversion, the Merger, the Primary Issuance or any other transaction contemplated by this Agreement or the Three Party Agreement, or Parent’s compliance with any of the provisions of this Agreement or the Three Party Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Articles of Conversion as required by the NRS, (b) the filing of the Certificate of Conversion as required by the DGCL, (c) the filing of the Certificate of Merger as required by the DGCL, (d) compliance with any applicable requirements of the HSR Act and other applicable Competition Laws, (e) any application, filing, notice, report, registration, approval, permit, authorization, confirmation, clearance, consent or submission required to be made or obtained under the Specified Regulations, (f) compliance with the applicable requirements of the Exchange Act, (g) compliance with the applicable requirements of the Securities Act, (h) compliance with any applicable foreign or state securities or Blue Sky Laws, (i) filings with the SEC as may be required by Parent in connection with this Agreement and the Three Party Agreement and the transactions contemplated hereby and thereby, including (1) a proxy statement relating to the Parent Stockholder Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) and (2) the registration statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger, of which the Proxy Statement will form a part (the “Form S-4”), (j) such filings as may be required under the rules and regulations of NASDAQ and (k) such other consents, approvals, authorizations or permits of, or filings, registrations with or notifications to any Governmental Entity, including airport and terminal operators (“Other Consents”), which Other Consents, if not obtained or made, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Each member of the Parent Group holds all authorizations, permits, certificates, exemptions, waivers, approvals, orders, consents, franchises, variances, deviations, registrations, licenses, ratings, operations specifications, grants, directives, exemptions and clearances of any Governmental Entity applicable to such member of the Parent Group and necessary for it to own, lease and operate its assets and properties and to operate its business as currently conducted (the “Parent Permits”), except where the failure to hold any Parent Permits would not reasonably be expected to have a Parent Material Adverse Effect. Each member of the Parent Group is, and since January 1, 2022 has been, operating in compliance with the terms of such Parent Permits, except where the failure to be in compliance with such Parent Permits would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect or as otherwise set forth in Schedule 4.6 of the Parent Disclosure Schedule, (i) no member of the Parent Group is in conflict with, in default under or violation of, being investigated for, or being charged by any Governmental Entity with a violation of, any Law, Parent Permits, operating certificates, grants, insurance and bond requirements, reporting requirements, training requirements, certificates of public convenience and necessity, exemptions, air carrier obligations, airworthiness directives, Federal Aviation Regulations or any other rules, regulations, directives, orders and policies of the FAA, the DOT, the DHS, the FCC, the TSA, foreign CAA or any other Governmental Entity or airport authority applicable to any member of the Parent Group or by which any property or asset of any member of the Parent Group is or was bound (“Applicable Requirements”), (ii) there is no investigation or review pending, or to the Knowledge of Parent, threatened in writing by any Governmental Entity with respect to any member of the Parent Group that challenges or questions the validity of any rights of the holder under the Parent Permits or that alleges the existence of any violation of any Parent Permit, (iii) since January 1, 2022, each member of the Parent Group has timely filed all submissions, reports, registrations, schedules, forms, notices, statements, disclosures and other documents, together with any amendments required to be made with respect thereto, that they were required to file with the FAA, the DOT, the DHS, the FCC, the TSA, foreign CAA, any other Governmental Entity or any airport authority, and in each case has paid all fees and assessments due and payable in connection therewith, and (iv) neither the DOT nor the FAA nor any other Governmental Entity or any airport authority has taken any action or, to the Knowledge of Parent, threatened in writing to take any action to amend, modify, suspend, revoke, terminate, cancel, withdraw, or otherwise materially affect any Parent Permit. No member of the Parent Group has received any written notice or communication of any material noncompliance with any Applicable Requirements that has not been cured as of the date of this Agreement.

(c) Each member of the Parent Group, and each of their respective directors, officers, managing members, employees, and, to the Knowledge of Parent, their respective agents, representatives, or other Persons acting on behalf of any member of the Parent Group, are, and have been for the past five (5) years, in compliance with the anti-bribery and anti-corruption Laws of each jurisdiction in which each member of the Parent Group operates or has operated, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (collectively, “Parent Anti-Corruption Laws”). In the past five (5) years, no member of the Parent Group, nor any of their respective directors or officers, employees, nor, to the Knowledge of Parent, their respective agents, representatives or other Persons acting on behalf of any member of the Parent Group, has paid, given, offered or promised to pay, authorized the payment or transfer, any monies or anything of value, directly or indirectly, to any Government Official or any other Person for the purpose of corruptly influencing any act or decision of such Government Official, any Governmental Entity, or any other Person, to improperly obtain or retain business, to improperly direct business to any Person, or to secure any other improper benefit or advantage. In the past five (5) years, there have been no false or fictitious entries made in the books or records of any member of the Parent Group relating to any illegal payment or secret or unrecorded fund and no member of the Parent Group has established or maintained a secret or unrecorded fund. Each member of the Parent Group has implemented and maintains in effect policies, procedures, and internal controls reasonably designed to promote compliance by each member of the Parent Group, and their respective directors, officers, employees, agents, representatives, and other Persons acting on behalf of any member of the Parent Group with all applicable Parent Anti-Corruption Laws. To the Knowledge of Parent, no member of the Parent Group is, or in the past five (5) years has been, subject to any Proceeding or other inquiry, or made any disclosures to any Governmental Entity related to any applicable Parent Anti-Corruption Laws.

Section 4.7 SEC Reports; Financial Statements.

(a) Except as otherwise set forth in Section 4.7 of the Parent Disclosure Schedule, since January 1, 2022, Parent has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by Parent with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). As of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or in each case, if amended, as of the date of the last such amendment, the Parent SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC promulgated under the foregoing Laws. All of the audited financial statements and unaudited interim financial statements of Parent included in or incorporated by reference into the Parent SEC Documents, including the related notes and schedules (collectively with the Draft 2024 Financial Statements, the Final 2024 Financial Statements once filed with the SEC, the Draft 2025 Q1 Financial Statements and the Final 2025 Q1 Financial Statements once filed with the SEC, the “Parent Financial Statements”), (A) have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments which will not be material), (B) comply as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (C) fairly present in all material respects the financial position and the results of operations, cash flows and changes in stockholders’ equity of Parent as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments which will not be material). Since January 1, 2022, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(b) No member of the Parent Group is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any member of the Parent Group in the Parent Financial Statements or other Parent SEC Documents.

(c) Without limiting the generality of Section 4.7(a), (i) Marcum LLP (“Marcum”) has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreement with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) since January 1, 2022, neither the Parent Group nor, to the Knowledge of Parent, any Representative of Parent has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Parent Group or their respective internal accounting controls, including any complaint, allegation, assertion or claim that a member of the Parent Group has engaged in questionable accounting or auditing practices and (iii) no enforcement action has been initiated or, to the Knowledge of Parent, threatened in writing against Parent by the SEC relating to disclosures contained in any Parent SEC Document.

(d) As of the date of this Agreement, there are no unresolved comments (as such term is used under Item 1B of Form 10-K) received from the SEC staff relating to the Parent SEC Documents. To the Knowledge of

Parent, none of the Parent SEC Documents is subject to ongoing SEC review or investigation. Parent has made available, to the extent not available on EDGAR, to the Company true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Parent Group, on the other hand, occurring since January 1, 2022.

(e) Except as would not be material to the Parent Group, taken as a whole, Parent is in compliance with the applicable criteria for continued listing of Parent Common Stock on the Nasdaq Capital Market, including all applicable corporate governance rules and regulations.

(f) Section 4.7(f) of the Parent Disclosure Schedule sets forth a schedule of all Indebtedness of the Parent Group as of the date hereof.

(g) Section 4.7(g)(i) of the Parent Disclosure Schedule sets forth true, correct and complete copies of Parent’s and its Subsidiaries’ consolidated audited balance sheet as of September 30, 2024 and the related consolidated audited statements of operations and comprehensive (loss) income, stockholders’ equity and cash flows for the year ended September 30, 2024, in each case in draft form as of the date hereof (the “Draft 2024 Financial Statements”). Section 4.7(g)(ii) of the Parent Disclosure Schedule sets forth a true, correct and complete copy of the report of Marcum to the Parent Board related to Marcum’s audit of the Draft 2024 Financial Statements, in draft form as of the date hereof (the “Draft 2024 Audit Opinion”).

(h) Section 4.7(h) of the Parent Disclosure Schedule sets forth true, correct and complete copies of Parent’s and its Subsidiaries’ consolidated unaudited balance sheet as of December 31, 2024 and the related consolidated unaudited statements of operations and comprehensive (loss) income, stockholders’ equity and cash flows for the three months ended December 31, 2024, in each case in draft form as of the date hereof (the “Draft 2025 Q1 Financial Statements”).

Section 4.8 Internal Controls. Except as set forth in Section 4.8 of the Parent Disclosure Schedule, Parent has established and maintains (i) a system of internal accounting controls that complies with Section 13(b)(2)(B) of the Exchange Act, (ii) “disclosure controls and procedures” required by Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act (as such term is defined therein) and such disclosure controls and procedures are sufficient to be effective for the purpose for which they were established and (iii) “internal control over financial reporting” (as defined in Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act) and such internal control over financial reporting is sufficient to be effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of the Parent Financial Statements in accordance with GAAP. Since January 1, 2022, the principal executive officer of Parent and the principal financial officer of Parent have each made, without qualification, all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder with respect to the Parent SEC Documents and the statements contained in such certifications were true and accurate in all material respects as of the respective dates made. As of the date of this Agreement and except as set forth in Section 4.8 of the Parent Disclosure Schedule, there are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Parent’s internal controls and procedures that could adversely affect Parent’s ability to record, process, summarize and report financial data. Parent has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial, accounting and compliance officers and those performing similar functions. Parent has disclosed any material violation or waiver of such code of ethics, to the extent required by Section 406(b) of the Sarbanes-Oxley Act. Since January 1, 2022, neither Parent nor any of its Subsidiaries nor, to Knowledge of Parent, any Representative of Parent has identified or been made aware of: (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Parent, (ii) any illegal act or fraud, whether or not material, that involves the management or other employees of any member of the Parent Group, or any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding the foregoing, (iii) improper, wrongful or fraudulent accounting or auditing practices, procedures, methodologies or methods of any member of the Parent Group or their respective internal accounting controls or (iv) any material inaccuracy in the Parent Financial Statements. Since January 1, 2022, no attorney representing any member of the Parent Group, whether or not employed by any member of the Parent Group, has reported to the Parent Board or any committee thereof or to any director or officer of Parent evidence of fraud or a violation of securities laws or other Laws, breach of fiduciary duty or similar violation by any member of the Parent Group or any Representative of Parent.

Section 4.9 State Takeover Laws; No Rights Agreements. No Takeover Laws will apply with respect to or as a result of the execution of this Agreement or the Three Party Agreement or the consummation of the Conversion, the Merger, the Primary Issuance or the other transactions contemplated hereby or thereby. There is no stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan in effect to which Parent is a party or is otherwise bound.

Section 4.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reflected in, reserved against or disclosed in the Parent Financial Statements prior to the date of this Agreement, (b) incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Parent included in the Parent Financial Statements prior to the date of this Agreement or (c) incurred under this Agreement or in connection with the transactions contemplated hereby, the Parent Group has no liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) of a type required to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto) prepared in accordance with GAAP, other than those that would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11 Absence of Certain Changes or Events. Except as set forth in Section 4.11 of the Parent Disclosure Schedule Since September 30, 2023 and through the date of this Agreement:

(a) the Parent Group has conducted its business only in the ordinary course of business;

(b) there has not occurred any Parent Material Adverse Effect; and

(c) Parent has not taken any action that, if taken after the date of this Agreement, would constitute a breach of, or otherwise require the consent (disregarding the parenthetical in clause (y) to the lead-in to Section 5.2) of the Company under, Section 5.2.

Section 4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of each material Parent Benefit Plan as of the date of this Agreement. With respect to each material Parent Benefit Plan, Parent has made available to the Company complete and accurate copies of (i) each such Parent Benefit Plan, including any material amendments thereto, and descriptions of all material terms of any such plan that is not in writing, (ii) each trust, insurance, administrative service, annuity or other funding Contract related thereto, (iii) all summary plan descriptions, including any summary of material modifications, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recently received IRS determination letter or opinion letter, if any, issued by the IRS with respect to any Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto and (vii) all other material filings and material correspondence with any Governmental Entity (including any correspondence regarding actual or, to the Knowledge of Parent, threatened audits or investigations) with respect to each Parent Benefit Plan, in each case, made within three (3) years prior to the date of this Agreement.

(b) Except as would not reasonably be expected to result in material liability to the Parent Group, each Parent Benefit Plan (and any related trust or other funding vehicle) has been established, maintained and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws.

(c) There are no, and the Parent Group does not have any material liability in respect of, Foreign Benefit Plans.

(d) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of Parent, no event or circumstance exists that has materially and adversely affected or would reasonably be expected to materially and adversely affect such qualification or exemption. No member of the Parent Group nor any Parent Benefit Plan or, to the Knowledge of Parent, any trustee, administrator or other third-party fiduciary or party-in-interest, with respect to any Parent Benefit Plan, has engaged in any breach of fiduciary responsibility or non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) which could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code on a member of the Parent Group.

(e) No Parent Benefit Plan is, and no member of the Parent Group nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or is required to contribute to, or has within the six (6) years ending on the date of this Agreement sponsored, maintained, contributed to, or been required to contribute to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code, (iii) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(f) None of the execution, delivery or performance of this Agreement by Parent, the consummation by Parent of any transaction contemplated by this Agreement, nor Parent’s compliance with any of the provisions of this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will result in any “parachute payment” under Section 280G of the Code.

(g) No member of the Parent Group has any material liability in respect of, or material obligation to provide, post-employment health, medical, disability, life insurance benefits or other welfare benefits for former or current employees, officers, consultants, independent contractors or directors (the “Parent Service Providers”) (or the spouses, dependent or beneficiaries of any Parent Service Providers) of Parent and its Subsidiaries, whether under a Parent Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(h) None of the execution, delivery or performance of this Agreement by Parent, nor the consummation by Parent of the Conversion, the Merger or any other transaction contemplated by this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) (i) entitle any Parent Service Provider to any material compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Parent Benefit Plan, (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits, (iv) otherwise give rise to any material liability under any Parent Benefit Plan or (v) limit or restrict the right of Parent or, after the consummation of the transactions contemplated by this Agreement, Parent, to merge, amend or terminate any of the Parent Benefit Plans.

(i) No Parent Benefit Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.

(j) All Parent RSUs granted by Parent have been duly and validly approved by the Parent Board, or by a duly constituted committee of the Parent Board to which the administration of such awards under the Parent Equity Award Plan has been delegated, or to an officer who had been validly delegated the authority to make such grants. All such approvals were made at a valid meeting of the Parent Board or such committee or pursuant to a valid unanimous written consent of the members of the Parent Board or such committee. All grants of Parent RSUs were granted in compliance, and are in compliance, in all material respects, with the terms of the Parent Equity Award Plan. Parent has made available to the Company complete and accurate copies of the form of award agreement used to evidence all outstanding awards under the Parent Equity Award Plan (whether denominated in cash or equity) and any individual award agreement that materially deviates from such form.

(k) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by a member of the Parent Group has been documented and operated in material compliance with Section 409A of the Code and the guidance issued thereunder.

(l) No action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or threatened in writing against or with respect to any Parent Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Parent Benefit Plan) that would result in material liability to the Parent Group. There are no inquiries, audits or other Proceedings pending or, to the Knowledge of Parent, threatened by the IRS or other Governmental Entity with respect to any Parent Benefit Plan that would result in material liability to the Parent Group.

Section 4.13 Labor and Other Employment Matters.

(a) Except as would not reasonably be expected to be material to the Parent Group, taken as a whole, (i) each member of the Parent Group is, and since January 1, 2022, has been, in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits, and wages and hours; (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which is now pending or, to the Knowledge of Parent, threatened in writing against any director, officer or managerial or supervisory employee of the Parent Group before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which any member of the Parent Group has employed or currently employs any Parent Service Provider; and (iii) there is no charge of wages and hours or other employment law violations, which is now pending or, to the Knowledge of Parent, threatened in writing against any member of the Parent Group before the United States Department of Labor, or any other Governmental Entity in any jurisdiction in which any member of the Parent Group has employed or currently employs any Parent Service Provider. Except as would not reasonably be expected to result in material liability to the Parent Group, taken as a whole, each Parent Service Provider has been properly classified by the Parent Group as exempt or non-exempt and as an employee or non-employee.

(b) Parent has made available to the Company true and complete copies of all collective bargaining agreements and other labor union Contracts (including all amendments thereto) to which it or any member of the Parent Group is a party that are applicable to any employees of any member of the Parent Group (the “Parent CBAs”) in effect as of the date of this Agreement with respect to their employment with a member of the Parent Group. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council, or any other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the transactions contemplated by this Agreement.

(c) Except as would not reasonably be expected to result in material liability to the Parent Group, taken as a whole, as of the date of this Agreement: (i) no grievances, arbitrations or legal or administrative Proceedings which allege the violation of any Parent CBA are pending or threatened in writing; (ii) there are no labor strikes, slowdowns, work stoppages, picketings, negotiated industrial actions or lockouts pending or, to the Knowledge of Parent, threatened in writing, against any member of the Parent Group; (iii) to the Knowledge of Parent, no labor union, labor organization or works council has made a pending demand for recognition or certification to any member of the Parent Group, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Parent, threatened in writing to be brought or filed with any labor relations tribunal or authority; and (iv) there is no charge alleging violation of labor laws against any member of the Parent Group pending before the National Mediation Board or any comparable labor relations authority and there is no pending or, to the Knowledge of Parent, threatened in writing grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any Parent Service Providers in their capacities as such.

Section 4.14 Contracts.

(a) Section 4.14(a) of the Parent Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each Contract to which a member of the Parent Group is a party to or bound by that falls within any of the following categories:

(i) any Contract (other than Parent CBAs) that contains provisions that (A) require the Parent Group to grant “most favored nation” or most favored pricing rights to any Person, (B) limits or restricts in a material respect any member of the Parent Group from competing in or engaging in any line of business with any Person or in any geographical area, or (C) grants a right of exclusivity, first refusal or similar rights or any similar term for the benefit of a third party, except (a) in each case of (A), (B), or (C) for any such Contract that may be cancelled without penalty by a member of the Parent Group upon notice of 90 days or less or (b) in each case of (A) or (C) for any such Contract that would not be expected to be material to the Parent Group, taken as a whole;

(ii) any joint venture, legal partnership, airline industry code sharing arrangement, capacity purchase or prorate agreement between any member of the Parent Group and another airline or regional carrier, or any frequent flyer Contract or interline Contract;

(iii) any maintenance Contract for repair and overhaul of aircraft or engines that would be expected to result in the Parent Group incurring costs in excess of $100,000 per year (other than maintenance Contracts that are terminable or cancelable by the Parent Group without penalty on 90 days’ notice or less);

(iv) any Contract relating to Indebtedness (whether secured or unsecured) or any guarantee by the Parent Group of any such Indebtedness of any other Person, other than any Parent Aircraft Finance Contract;

(v) any material credit card-related Contract, including material (A) credit card processing or card services agreements, merchant services agreements and on-line payment services agreements, (B) agreements with credit card or debit card issuers or card associations governing co-branded credit or debit cards and (C) agreements governing participation in credit card related awards programs;

(vi) any other Contract (other than (A) purchase or sale Contracts in the ordinary course of business (including any catering, food services, and fuel purchase agreements) not involving the purchase, lease or sublease of aircraft, aircraft engines or related flight equipment, (B) Contracts that are terminable or cancelable by the Parent Group without penalty on 90 days’ notice or less, (C) Contracts for the purchase, lease or sublease of aircraft, aircraft engines or related flight equipment identified in Section 4.24(d) or Section 4.24(e) of the Parent Disclosure Schedule, or (D) the Contracts for any leased real property, including the Parent Leased Property listed in Section 4.22(a) of the Parent Disclosure Schedule), which requires or involves payments by the Parent Group in excess of $100,000 per annum;

(vii) any Contract for any Parent Slot;

(viii) any Contract pursuant to which a license (including via a covenant not to sue) or other right with respect to Intellectual Property Rights that are material to the Parent Group is granted (x) by the Parent Group to any Person or (y) by any Person to the Parent Group (but excluding, in each case, (a) non-disclosure agreements, (b) agreements with employees or independent contractors that do not include any exclusive outbound licenses or outbound assignments of Intellectual Property Rights, (c) consulting services agreements (other than which contemplate the development of Intellectual Property

Rights that are material to the business of the Parent Group) that do not include any exclusive outbound licenses or outbound assignments of Intellectual Property Rights and (d) in-licenses to generally available off-the-shelf software, in each case of (a), (b), (c) and (d), entered into in the ordinary course of business);

(ix) any Contract (excluding Contracts for trades made pursuant to an existing master agreement) relating to any material obligations arising under any equity, interest rate, currency or commodity derivatives or hedging transaction, other than any Parent Aircraft Finance Contract;

(x) any Contract that creates a material Lien on any material asset of Parent or any of its Subsidiaries other than any Parent Aircraft Finance Contract;

(xi) any Contract (excluding Contracts for trades made pursuant to an existing master agreement) with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions;

(xii) any Contract for Parent Leased Real Property listed in Section 4.22(a) of the Parent Disclosure Schedule; and

(xiii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that is required to be filed by the Parent Group pursuant to Item 601(b)(10) of Regulation S-K.

Each Contract, including all amendments, modifications and supplements thereto, of the type required to be listed in this Section 4.14(a), together with each Parent Aircraft Purchase Contract and each Parent Aircraft Finance Contract, is referred to herein as a “Parent Material Contract”. Accurate and complete copies of each Parent Material Contract have been made available by the Parent Group to the Company, in each case prior to the date of this Agreement.

(b) Except for any Parent Material Contract that has expired or been terminated in accordance with its terms and except as would not reasonably be expected to be material to the Parent Group, taken as a whole, each Parent Material Contract is a valid and binding obligation of the applicable member of the Parent Group and, to the Knowledge of Parent, of the other party or parties thereto, in accordance with its terms, and is in full force and effect, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which are not reasonably expected to be material to the Parent Group, taken as a whole, the Parent Group has performed all obligations required to be performed by it under each Parent Material Contract and, to the Knowledge of Parent, each other party to each Parent Material Contract has in all material respects performed all obligations required to be performed by it under such Parent Material Contract. Except as would not reasonably be expected to be material to the Parent Group, taken as a whole, since January 1, 2022, the Parent Group has not received written notice of any violation or default (nor, to the Knowledge of Parent, does there exist any condition which upon the passage of time or the giving of notice or both would cause such a material violation of or material default under) any Parent Material Contract.

Section 4.15 Litigation.

(a) As of the date of this Agreement, except as would not reasonably be expected to have a Parent Material Adverse Effect, there is no Proceeding pending or, to the Knowledge of Parent, threatened in writing against any member of the Parent Group, any property or assets of the Parent Group, or any of their respective officers, directors or employees in such individual’s capacity as such, that (i) involves an amount in controversy in excess of $250,000 or (ii) seeks injunctive or other non-monetary relief that, if granted, would reasonably be expected to be material to the Parent Group, taken as a whole.

(b) As of the date of this Agreement, no member of the Parent Group is subject to any outstanding Order (other than those of general applicability) that would reasonably be expected to be material to the Parent Group, taken as a whole.

(c) There has not been since January 1, 2022 any material internal investigations or inquiries conducted by Parent, the Parent Board (or any committee thereof), any compliance officer of Parent or any third party at the request of any of the foregoing concerning any financial, accounting, conflict of interest, illegal activity or other fraudulent issues.

Section 4.16 Environmental Matters.

(a) Except as set forth in Schedule 4.16 of the Parent Disclosure Schedules or as would not otherwise reasonably be expected to be material to the Parent Group, taken as a whole:

(i) each member of the Parent Group is, and since January 1, 2022, has been, in compliance with all applicable Environmental Laws, and the Parent Group has obtained, has made timely and complete application for any required renewal of, and is, and since January 1, 2022 has been, in compliance with, all Environmental Permits necessary for the conduct and operation of the business of the Parent Group;

(ii) there are not now, and since January 1, 2022, there have not been, any Hazardous Substances Released or otherwise existing on, under, about, or emanating from or to, any property currently, or to the Knowledge of Parent, formerly, owned, leased or operated by the Parent Group, except as would not result in liability under, any applicable Environmental Laws, including any obligation to conduct site investigation or remediation; and

(iii) since January 1, 2022, or prior to that date if the matter remains unresolved, no member of the Parent Group has received any notice of alleged liability for, or any Proceeding, Order or inquiry regarding, any Release or threatened Release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law.

(b) Parent has made available to the Company prior to the date of this Agreement copies of any material environmental reports, studies, assessments, and other material environmental information, in its possession or reasonable control relating to the Parent Group and its current or former properties, assets or operations.

Section 4.17 Intellectual Property; IT Assets.

(a) Except as would not reasonably be expected to be material to the Parent Group, taken as a whole, (i) none of the Intellectual Property Rights owned or purported to be owned by the Parent Group (the “Parent Owned Intellectual Property”) as of the date hereof has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, (ii) the Parent Group exclusively owns all Parent Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (iii) the Parent Group has sufficient rights to use the in-licensed Intellectual Property Rights used or held for use in the business of the Parent Group, in each case, pursuant to a Contract with the applicable third-party owner (collectively referred to herein as the “Parent Licensed Intellectual Property”). The Parent Owned Intellectual Property and Parent Licensed Intellectual Property includes all Intellectual Property Rights material to the conduct of the business of the Parent Group as currently conducted.

(b) Except as would not reasonably be expected to be material to the Parent Group, taken as a whole:

(i) no Proceedings are pending or, to the Knowledge of Parent, threatened in writing against any member of the Parent Group that challenge the Parent Group’s ownership of Parent Owned Intellectual Property other than for office actions in the ordinary course of application prosecution;

(ii) since January 1, 2022, no member of the Parent Group has received any written notice alleging the invalidity or unenforceability of any Parent Owned Intellectual Property; and

(iii) since January 1, 2022, no Person has notified in writing the Parent Group that it is claiming any ownership of any Parent Owned Intellectual Property.

(c) Except as would not reasonably be expected to be material to or result in material liability for the Parent Group, taken as a whole, the conduct of the business of the Parent Group does not infringe, misappropriate or otherwise violate, and since January 1, 2022, has not infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any Person, and there are no, pending or, to the Knowledge of Parent, threatened in writing against any member of the Parent Group alleging any of the foregoing.

(d) Except as would not reasonably be expected to be material to the Parent Group, taken as a whole, (i) each member of the Parent Group takes, and since January 1, 2022 has taken, commercially reasonably steps to maintain the confidentiality of all trade secrets and other material confidential information, in each case, included in the Parent Owned Intellectual Property and (ii) to the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating, or since January 1, 2022 has infringed, misappropriated or otherwise violated, any Parent Owned Intellectual Property.

(e) Section 4.17(e) of the Parent Disclosure Schedule is a true and complete list of all material Parent Registered IP owned or purported to be owned by the Parent Group as of the date of this Agreement. Except as would not reasonably be expected to be material to the Parent Group, taken as a whole, the Parent Registered IP is subsisting and, to the Knowledge of Parent, valid (or applied for) and (excluding pending applications) enforceable (assuming registration where required for enforcement) and there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing challenging any of the foregoing other than office actions in the ordinary course of application prosecution. Section 4.17(e) of the Parent Disclosure Schedule also sets out a list of all material unregistered Trademarks used, owned, or purported to be owned by any member of the Parent Group.

(f) No Parent IT Assets contain any “Trojan horse,” “virus,” “worm,” “malware,” “vulnerability,” “spyware” or “adware” (as such terms are commonly understood in the industry), corruptant or any other code capable of performing, any of the following functions, in each case, except as would not reasonably be expected to be material to the Parent Group, taken as a whole: (i) disrupting, disabling, harming, or otherwise impeding in an unintended manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) maliciously damaging or destroying any data or file without consent (collectively, “Parent Malicious Code”). Each member of the Parent Group takes, and since January 1, 2022 has taken, commercially reasonable steps (and which steps meet or exceed industry standard for a company in its industry with similar size and resources) designed to prevent the introduction of Parent Malicious Code into Parent IT Assets, except as would not reasonably be expected to be material to the Parent Group, taken as a whole.

(g) The Parent Group has established, and since January 1, 2022 has maintained in effect, commercially reasonable disaster recovery measures for its business. Except as would not reasonably be expected to be material to or create material liability for the Parent Group, taken as a whole (i) the Parent IT Assets operate and perform in a manner sufficient for the Parent Group to conduct its business in the ordinary course, and (ii) there have been no breaches, violations, outages, interruptions or instances of unauthorized access or disclosure with respect to any Parent IT Assets (or any information, including Personal Information, stored therein or Processed thereby) (“Security Events”). Each member of the Parent Group takes, and since January 1, 2022 has taken, commercially reasonable steps (that meet or exceed industry standard for a company in its industry with similar size and resources) designed to protect the Parent IT Assets from Security Events.

Section 4.18 Data Privacy and Security.

(a) Since January 1, 2022, each member of the Parent Group complies and at all times has complied with all (i) written privacy policies and external representations of the Parent Group regarding the Processing of Personal Information, (ii) written contractual obligations governing the treatment and Processing of Personal Information by the Parent Group, (iii) applicable industry standards legally binding on the Parent Group (including, as applicable, PCI DSS), (iv) registration requirements with any applicable Governmental Entity for the Processing of Personal Information by Parent Group and (v) Privacy Laws (collectively, the “Parent Data Privacy Requirements”), in each case with respect to clauses (i) through (v), except where noncompliance would not reasonably be expected to be material to the Parent Group, taken as a whole. Except as would not reasonably be expected to be material to or create material liability for the Parent Group, taken as a whole: (1) each member of the Parent Group has at all times presented a privacy policy or other privacy-related notices (such as notice of financial incentives) to individuals and obtained prior express consent prior to the collection of any Personal Information, in each case, to the extent required of the Parent Group by Parent Data Privacy Requirements, and (2) such privacy policies, notices, and consents: (a) are, and since January 1, 2022 have been, sufficient under applicable Parent Data Privacy Requirements to permit the Processing of Personal Information by each member of the Parent Group as currently or as, since January 1, 2022 previously Processed by or for each member of the Parent Group and (b) have at all times been materially accurate, consistent and complete, and not materially misleading or deceptive (including by any material omission).

(b) None of the execution, delivery or performance of this Agreement or the Three Party Agreement by Parent, the consummation by Parent of the Conversion, the Merger, the Primary Issuance or any other transaction contemplated by this Agreement or the Three Party Agreement, or Parent’s compliance with any of the provisions of this Agreement or the Three Party Agreement will (with or without notice or lapse of time, or both): (i) conflict with or result in a violation or breach of any Parent Data Privacy Requirements; or (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Information, in each case except as would not reasonably be expected to be have a Parent Material Adverse Effect.

(c) Since January 1, 2022, there has been no accidental, unlawful, or unauthorized Processing of Personal Information in the possession or control of the Parent Group (“Parent PII Security Incident”), except as would not reasonably be expected to be material to the Parent Group, taken as a whole. Each member of the Parent Group takes commercially reasonable steps and has, since January 1, 2022, implemented and maintained, commercially reasonable measures to (i) monitor, detect, prevent, mitigate, and remediate Parent PII Security Incidents, (ii) identify and address internal and external material risks to the privacy and security of Personal Information in its possession or control or stored with a third party on its behalf, and (iii) protect and maintain the confidentiality, integrity, security and continuous operation of all software, systems, applications, and websites owned and operated by the Parent Group, all other Parent IT Assets, and all information (including Personal Information) stored therein or Processed thereby. Except as would not reasonably be expected to be material to the Parent Group, taken as a whole: (1) Parent requires and has, since January 1, 2022, required all third parties that Process Personal Information on its behalf to enter into written contracts to provide security and privacy protections for Personal Information consistent with Privacy Laws, and (2) to the Knowledge of Parent, such third parties are not in breach of such Contracts with respect to such Personal Information.

(d) Since January 1, 2022, no member of the Parent Group: (i) has been the subject of any inquiry, investigation, or enforcement action by any Governmental Entity with respect to such member’s compliance with any Parent Data Privacy Requirement or its Processing of Personal Information, (ii) has been the subject of any Proceeding alleging or investigating a Parent PII Security Incident, or violation of any Parent Data Privacy Requirement or relating to Parent’s or such member’s Processing of Personal Information, or (iii) has received a written claim from, by or before any Governmental Entity alleging a violation of any Parent Data Privacy Requirement or relating to Parent’s or such member’s Processing of Personal Information, in each case with respect to clauses (i) through (iii), except as would not reasonably be expected to be material to the Parent Group, taken as a whole.

Section 4.19 Tax Matters.

(a) Each member of the Parent Group has timely filed (taking into account any automatic or properly obtained extension of time within which to file) all income and other material Tax Returns required to have been filed by or with respect to the Parent Group, and all such Tax Returns are true, complete and accurate in all material respects. No written claim has been made in the past six (6) years in writing by a Governmental Entity in a jurisdiction where a member of the Parent Group does not file Tax Returns that such member of the Parent Group is or may be subject to Taxes in such jurisdiction. No member of the Parent Group has a permanent establishment in any country other than the country of its organization, or has been, subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(b) All material Taxes of the Parent Group due and payable (whether or not shown on any Tax Return) have been timely paid. The Parent Group has made adequate provision for all Taxes of the Parent Group not yet due and payable on the Parent Financial Statements as of the date of the Parent Financial Statements. Since the date of the Parent Financial Statements, any Taxes of the Parent Group have been accrued on the books and records of the Parent in accordance with GAAP.

(c) Parent has delivered or otherwise made available to the Company (i) complete and correct copies of all income or other material Tax Returns of the Parent Group relating to Taxes for the preceding five (5) taxable periods, and (ii) complete and correct copies of all private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements and pending ruling requests relating to Taxes submitted by, received by, or agreed to by or on behalf of the Parent Group for all taxable periods for which the statute of limitations has not yet expired.

(d) No deficiencies for any material amount of Taxes have been proposed or assessed in writing against any member of the Parent Group by any Governmental Entity, except for deficiencies being contested in good faith by appropriate proceedings. No member of the Parent Group (i) is the subject of any currently pending or ongoing material Tax audit or other administrative or judicial Proceeding with respect to Taxes or (ii) has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.

(e) No member of the Parent Group is a party to, or has any obligation or liability under, any agreement or arrangement for the sharing, reimbursement, indemnification or allocation of any Taxes, including any tax receivable agreement or similar agreement (other than customary provisions for Taxes contained in credit, lease or other commercial agreements entered into in the ordinary course of business the primary purposes of which do not relate to Taxes).

(f) No member of the Parent Group is, or has been, a member of a group (other than a group the common parent of which is the Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return. No member of the Parent Group has any liability for the Taxes of any Person (other than Taxes of the Parent Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by Contract or otherwise (other than customary provisions for Taxes contained in credit, lease or other commercial agreements entered into in the ordinary course of business the primary purposes of which do not relate to Taxes).

(g) No member of the Parent Group will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting made prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state, local or foreign Law) that occurred or existed prior to the Closing; or (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law entered into prior to the Closing; (vi) an inclusion under Section 965 of the Code; (vii) a direct or indirect holding of “United States property” within the meaning of Section 956 of the Code (or any similar provision of state, local or foreign Law); or (viii) any inclusions pursuant to Sections 951 or 951A of the Code or Subchapter K of the Code (or any similar provision of the Code or any corresponding or similar provision of state, local or foreign Law) derived with respect to any period or portion thereof ending on or prior to the Closing.

(h) Except as set forth in Schedule 4.19 to the Parent Disclosure Schedules, no member of the Parent Group owns an equity interest in any entity or arrangement classified as a partnership for United States federal Tax purposes.

(i) Each member of the Parent Group has withheld and, to the extent required by Law, paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(j) Each member of the Parent Group has collected all material sales, value-added and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Entity (or has been furnished properly completed exemption certificates with respect to any such Taxes and has complied in all material respects with applicable sales and use Tax statutes and regulations requiring the maintenance of records and supporting documents).

(k) Parent is not and has not in the last five years been a “United States real property holding corporation” within the meaning of Section 897 of the Code and equity interests in the Parent are not “United States real property interests” within the meaning of Sections 897 and 1445 of the Code.

(l) No member of the Parent Group has taken any action, and no member of the Parent Group is aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) No member of the Parent Group “participates” or has “participated” in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any similar provision of applicable Law.

(n) Within the last two years, no member of the Parent Group nor any predecessor of any member of the Parent Group has constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify for tax-free treatment under Sections 355 and 361 of the Code.

(o) Other than Permitted Liens, there are no Liens with respect to Taxes upon any assets of the Parent Group.

Section 4.20 Insurance. The Parent Group maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Parent Group and which comply in all material respects with the requirements of Law and Contracts to which the Parent Group is a party (including any lease for personal or real property). Parent has made available to the Company an accurate and complete list of all material insurance policies and all material self-insurance programs and arrangements relating to the business of the Parent Group and the assets and operations of the Parent Group (the “Parent Insurance Policies”). Except as would not reasonably be expected to be material to the Parent Group, taken as a whole, each of the Parent Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid and the Parent Group is in compliance with the terms and conditions of such Parent Insurance Policies. Since January 1, 2022, the Parent Group has not received any written notice regarding any invalidation or cancellation of any material Parent Insurance Policy.

Section 4.21 Properties and Assets. Except as would not reasonably be expected to be material to the Parent Group, taken as a whole, (a) the Parent Group has valid and subsisting ownership interests in all of the tangible personal property reflected in the latest balance sheet included in the Parent SEC Documents prior to the date of this Agreement as being owned by the Parent Group or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens and (b) the tangible personal property owned by the Parent Group is in satisfactory operating condition and repair for its continued use as it has been used in all material respects, subject to reasonable wear and tear. To Parent’s Knowledge, no member of the Parent Group has any material liability in respect of escheat and unclaimed property.

Section 4.22 Real Property.

(a) Section 4.22(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, (i) an accurate and complete list of all real property leased, subleased, licensed or sublicensed by the Parent Group that require payments of fixed rent by the Parent Group (collectively, the “Parent Leased Real Property”), (ii) the address for each Parent Leased Real Property and (iii) the name of the third party lessor(s) (or lessee(s), licensor(s), or licensee(s), as applicable) thereof, the date of the lease contract relating thereto and all amendments thereof. The Parent Group has a valid and subsisting leasehold or license, as applicable, interest in all Parent Leased Real Property leased by it, in each case free and clear of all Liens, other than Permitted Liens.

(b) As of the date of this Agreement, no member of the Parent Group owns any real property or is a party to any Contract or otherwise has any obligation to acquire any real property.

(c) Since January 1, 2022, the Parent Group has not received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and, to the Knowledge of Parent, there are no such Proceedings threatened in writing, affecting any portion of the Parent Leased Real Property.

Section 4.23 Related Party Transactions. As of the date of this Agreement, no member of the Parent Group is a participant in a “transaction” with any “related person” that would be required to be disclosed by Parent under Item 404 of Regulation S-K (a “Parent Related Party Transaction”). For purposes of this Section 4.23, the terms “related person” and “transaction” have the meanings given to such terms in Item 404 of Regulation S-K.

Section 4.24 Aircraft.

(a) Section 4.24(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of (i) all aircraft operated under the operating certificate of any member of the Parent Group and (ii) all aircraft (including any Pipistrel Alpha Trainer model aircraft or any other aircraft used for training purposes), aircraft engines or related flight equipment owned, leased or subleased by any member of the Parent Group (collectively, the “Parent Aircraft”), including, for each Parent Aircraft, manufacturer’s model name, manufacturer’s serial number, FAA or foreign CAA registration number, whether it is owned, leased or subleased and, if the Parent Aircraft is the subject of a security agreement or other financing arrangement, the identity of the financing party.

(b) As of the date of this Agreement, all Parent Aircraft are properly registered on the FAA aircraft registry and any applicable foreign CAA, in airworthy condition (except for any Parent Aircraft undergoing maintenance or in storage), and have validly issued and current FAA or applicable foreign CAA certificates of airworthiness that are in full force and effect (except for the period of time any Parent Aircraft may be out of service and such certificate is suspended in connection therewith). Any Parent Aircraft that is non-airworthy for fourteen (14) days, is in scheduled maintenance (Basic or above, as defined by the Embraer MRB/MPD), or for which its certificate is suspended has been so identified in Section 4.24(b) of the Parent Disclosure Schedule, and includes, for each Parent Aircraft, manufacturer’s model name, manufacturer’s serial number, FAA or foreign CAA registration number, whether it is owned, leased or subleased and, if the Parent Aircraft is the subject of a security agreement or other financing arrangement, the identity of the financing party.

(c) As of the date of this Agreement, all Parent Aircraft are being maintained and, if applicable, are being stored, in all material respects according to applicable Laws, Parent Permits, applicable FAA regulatory standards and FAA-approved maintenance programs of the Parent Group. The Parent Group has implemented maintenance schedules with respect to Parent Aircraft that, if complied with, result in the satisfaction of all requirements under all applicable airworthiness directives of the FAA and Federal Aviation Regulations required to be complied with and which are in accordance with the FAA-approved maintenance program of the Parent Group, and the Parent Group, as of the date of this Agreement, is in compliance with such maintenance schedules in all material respects, and the Parent Group, as of the date of this Agreement, has no reason to believe that the Parent Group will not satisfy in any material respect any component of such maintenance schedules and, if applicable, storage schedules, on or prior to the dates specified in such schedules. As of the date of this Agreement, the Parent Aircraft are functioning in all material respects in accordance with their intended use, except for Parent Aircraft that are undergoing maintenance and temporarily deferred maintenance items that are permitted by the Parent Group’s maintenance programs. All deferred maintenance items and temporary repairs with respect to each such Parent Aircraft, as of the date of this Agreement, have been or will be made in all material respects in accordance with any applicable FAA regulatory standards and FAA-approved maintenance programs. Any Parent Aircraft that is undergoing maintenance or in storage has been so identified in Section 4.24(c) of the Parent Disclosure Schedule and includes, for each such Parent Aircraft, manufacturer’s model name, manufacturer’s serial number, FAA or foreign CAA registration number, whether it is owned, leased or subleased and, if the Parent Aircraft is the subject of a security agreement or other financing arrangement, the identity of the financing party. Any temporarily deferred maintenance items on any Parent Aircraft (and the date by which they will be completed) have been so identified in Section 4.24(c) of the Parent Disclosure Schedule.

(d) Section 4.24(d) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all Contracts (other than Contracts that may be terminated or cancelled without penalty by any member of the Parent Group upon notice of 90 days or less) pursuant to which any member of the Parent Group has (or may have pursuant to any springing obligations therein) a binding obligation following the date of this Agreement to purchase, lease or sublease aircraft, engines or related flight equipment (together with all amendments, modifications and supplements thereto, each, a “Parent Aircraft Purchase Contract”) and includes, for each such aircraft, engine or related flight equipment, manufacturer’s model name, manufacturer’s serial number, FAA or foreign CAA registration number (if applicable), whether it is owned, leased or subleased and, if the subject to a security agreement or other financing arrangement, the identity of the financing party.

(e) Section 4.24(e) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all Contracts pursuant to which any member of the Parent Group has financed or leased, or has commitments to finance or lease, Parent Aircraft (including operating or finance leases, mortgages and deferred or conditional sales agreements) (together with all amendments, modifications and supplements thereto, each, a “Parent Aircraft Finance Contract”) and includes for each Parent Aircraft, manufacturer’s model name, manufacturer’s serial number, FAA or foreign CAA registration number, whether it is owned, leased or subleased and, if the Parent Aircraft is the subject of a security agreement or other financing arrangement, the identity of the financing party.

(f) With respect to each Parent Aircraft presently owned by any member of the Parent Group (“Parent Owned Aircraft”), such member of the Parent Group holds good and marketable title to the Parent Owned Aircraft free and clear of any Liens except for any Liens under an applicable Parent Aircraft Finance Contract.

(g) As of the date of this Agreement, Parent has made available to the Company complete and correct copies of all Parent Aircraft Purchase Contracts and Parent Aircraft Finance Contracts.

(h) As of the date of this Agreement, no member of the Parent Group is a party to any interchange or pooling agreements with respect to the Parent Aircraft, other than pooling agreements in the ordinary course of business.

Section 4.25 Parent Slots and Operating Authorizations.

(a) Section 4.25(a) of the Parent Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all takeoff and landing slots, runway timings, slot exemptions, and operating authorizations from the FAA, DOT or any other Governmental Entity or civil aviation authority, airport authority or slot coordinator and other designated takeoff and landing rights used or held by any member of the Parent Group (the “Parent Slots”) at any U.S. or non-U.S. airport and such list indicates (i) any Parent Slots that have been allocated (indicating which Parent Slots have been permanently allocated) to the Parent Group from another air carrier and (ii) any Contracts concerning any Parent Slots.

(b) Since January 1, 2022, the Parent Group has complied, and is in compliance, in all material respects with all Parent Permits, regulations and any other Laws (including any waivers or exemptions therefrom) promulgated in the United States or in any country in which the Parent Group operates by either a Governmental Entity, civil aviation authority, airport authority or slot coordinator with respect to the Parent Slots. Since January 1, 2022, Parent has not (a) received any written notice of any proposed withdrawal of any Parent Slot by the FAA, DOT, foreign CAA, any other Governmental Entity or civil aviation authority, airport authority or slot coordinator, or (b) agreed to any future slide, trade, purchase, sale, exchange, lease, or transfer of any of the Parent Slots. Since January 1, 2022, the Parent Slots have not been designated for the provision of essential air service under the regulations of the FAA, DOT or foreign CAA, were not acquired pursuant to 14 C.F.R. § 93.219, and have not been designated for international operations, as more fully detailed in 14 C.F.R. § 93.217. Since January 1, 2022, to the extent covered by 14 C.F.R. § 93.227 or any Parent Permit, Order, notice, or requirement of the FAA, foreign CAA, any other Governmental Entity or civil aviation authority, airport authority or any slot coordinator, the Parent Group has used the Parent Slots (or the Parent Slots have been used by other operators) either at least 80% of the maximum amount that each Parent Slot could have been used during each full reporting period (as described in 14 C.F.R. § 93.227(i) or any such Parent Permit, Order, notice, or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such Parent Slots from termination or withdrawal under regulations or waivers established by the FAA, DOT, foreign CAA, any other Governmental Entity or civil aviation authority, airport authority or slot coordinator. Since January 1, 2022, all material reports required by the FAA, DOT, any other Governmental Entity or foreign CAA, airport authority or slot coordinator relating to any of the Parent Slots have been filed in a timely and complete manner.

Section 4.26 Parent Airports. As of the date of this Agreement, no airport authority at any airport at which the Parent Group operates (each such airport, a “Parent Airport”) has taken any action, nor, to the Knowledge of Parent, is any such action threatened in writing, that would reasonably be expected to materially interfere with the ability of any member of the Parent Group to conduct its respective operations at any Parent Airport in substantially the manner as currently conducted.

Section 4.27 U.S. Citizen; Air Carrier. Each member of the Parent Group is a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act and as interpreted by DOT, and each air carrier member of the Parent Group, including Mesa Airlines, Inc., is fully authorized and qualified to operate as an “air carrier” within the meaning of such Act operating under certificates and exemptions issued pursuant to such Act (49 U.S.C. §§ 40102(a)(2), 40109, and 41101-41112).

Section 4.28 Opinion of Financial Advisor. The Parent Board has received the opinion (the “Fairness Opinion”) of FTI Capital Advisors, LLC (“FTI”) to the effect that, subject to the assumptions, qualifications and other matters set forth therein, as of the date of this Agreement, the Exchange Ratio and the Primary Issuance, taken together, are fair from a financial point of view, to Parent and its stockholders, and the Fairness Opinion has not been withdrawn, revoked or modified as of the date of this Agreement. Promptly following the date of this Agreement, Parent will make available to the Company, solely for informational purposes, a written copy of the Fairness Opinion.

Section 4.29 Brokers. Except for Parent’s obligations to FTI, no member of the Parent Group nor any stockholder, director, officer, employee or Affiliate of any member of the Parent Group has incurred on behalf of the Parent Group or will incur on behalf of the Parent Group any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Conversion and the Merger. On or prior to the date of this Agreement, Parent has made available to the Company a copy of the engagement letter as in effect as of the date of this Agreement, between Parent and FTI.

Section 4.30 Trade Control Compliance. Each member of the Parent Group is, and has been at all times since April 24, 2019, in compliance with all applicable trade control compliance Laws, including but not limited to: (a) U.S. Laws governing the exportation of goods, technology, software, and services, including the Export Administration Regulations (15 C.F.R. § 730 et seq.), and the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.); (b) U.S. Laws governing the importation of goods, including Laws administered by U.S. Customs and Border Protection; (c) U.S. Laws governing economic sanctions, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) codified at 31 C.F.R. Part 500 et. seq., and the U.S. Department of State (collectively, “Sanctions”); and (d) U.S. Laws governing international boycotts administered by the U.S. Department of Commerce and the Internal Revenue Service (collectively, “Trade Compliance Laws”), except, in each case, as would not reasonably be expected to be material to the Parent Group, taken as a whole. Since April 24, 2019, no member of the Parent Group nor any of their respective directors, managers, managing members, officers, employees, or to the Knowledge of Parent, its agents, representatives, or other Persons acting on behalf of any member of the Parent Group, has been the target of any Sanctions. Since April 24, 2019, no member of the Parent Group has engaged in any unlawful dealings or transactions, directly or indirectly: (i) with any Person that at the time of the dealing or transaction was the subject of Sanctions; or (ii) in any jurisdiction that is, or since April 24, 2019 was, the subject of comprehensive Sanctions at the time of the dealing or transaction, including Cuba, Iran, North Korea, Syria, and the Russian-occupied Crimea, Donetsk, or Luhansk regions of Ukraine. To the Knowledge of Parent, no member of the Parent Group is, or since April 24, 2019 has been, subject to any Proceeding or other inquiry, or made any disclosures to any Governmental Entity relating to any applicable Trade Compliance Laws. Each member of the Parent Group has implemented and maintains in effect policies, procedures, and internal controls reasonably designed to promote compliance by each member of the Parent Group, and their respective directors, officers, employees, agents, representatives, and other Persons acting on their behalf, with all applicable Trade Compliance Laws.

Section 4.31 Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to Parent’s stockholders or at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on or derived from information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

Section 4.32 Parent Treasury Restrictions. Each member of the Parent Group is and has been in compliance with the Parent Treasury Restrictions in all material respects.

Section 4.33 Non-Reliance. Except for the representations and warranties expressly contained in Article III, Parent acknowledges that neither the Company nor other Person on behalf of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty by or on behalf of the Company or with respect to any other information provided or made available to Parent or its Representatives by or on behalf of the Company in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Parent or its Representatives in data rooms, management presentations or similar information deliverables in expectation of the transactions contemplated by this Agreement.

Section 4.34 No Other Representations and Warranties. Except for the representations and warranties expressly contained in this Article IV, neither Parent nor any other Person on behalf of Parent makes or has made any express or implied representation or warranty with respect to Parent or with respect to any other information provided or made available to the Company or its Representatives, including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in certain data rooms or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement, or the accuracy or completeness of any of the foregoing other than the representations and warranties contained in this Article IV.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company. From the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Interim Period”), except (x) as expressly set forth in Section 5.1 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement or the Three Party Agreement, (y) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) or (z) as required by applicable Law, the Company shall, and shall cause each other member of the Company Group to, conduct its operations in the ordinary course of business and shall, and shall cause each other member of the Company Group to, use its reasonable best efforts to (i) preserve substantially intact its business organization, (ii) keep available the services of its executive officers, other key employees and pilots, (iii) maintain in effect all material Company Permits and (iv) maintain satisfactory relationships of the Company Group with any persons with which the Company Group has material business relations and with Governmental Entities that have jurisdiction over its business and operations. Without limiting the generality of the foregoing, during the Interim Period, except as permitted by clauses (x) through (z) above, the Company shall not, and shall cause each other member of the Company Group not to:

(a) amend or otherwise change (whether by merger, consolidation, conversion or otherwise) (i) the Company Charter or Company Bylaws or (ii) the comparable organizational documents of any other member of the Company Group;

(b) issue, sell, pledge, convey, dispose of (by merger, consolidation, division, operation of law or otherwise), grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, any member of the Company Group of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of such member of the Company Group, other than (i) the issuance of shares of Company Common Stock upon the vesting of outstanding equity awards as set forth in Section 3.2(b) in accordance with their terms (whether such equity awards are outstanding as of the date hereof or are granted after the date hereof in accordance with Section 5.1(b) of the Company Disclosure Letter) or (ii) the issuance of shares of Company Common Stock upon the exercise of the Company Warrants;

(c) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting or registration of any of its capital stock, except any dividend or distribution declared, set aside, made, or paid by any member of the Company Group to any other member of the Company Group;

(d) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise), directly or indirectly, any of its capital stock or other Equity Interests, or authorize or propose the issuance of capital stock or any other Equity Interests in respect of, in lieu of or in substitution for shares of its capital stock or other Equity Interests, except for the vesting or settlement of any outstanding equity awards set forth in Section 3.2(b) or to fund any Tax withholding obligations of a member of the Company Group in connection with the vesting or settlement of any outstanding equity awards in accordance with the terms of such award or by any member of the Company Group to any other member of the Company Group;

(e) merge or consolidate any member of the Company Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization, conversion or similar reorganization of any member of the Company Group; or

(f) agree, resolve, authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing.

Without limiting Section 5.1, nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, including Section 5.1, complete control and supervision over its operations.

Section 5.2 Conduct of Business by Parent. During the Interim Period, except (x) as expressly set forth in Section 5.2 of the Parent Disclosure Schedule or as expressly contemplated by any other provision of this Agreement (including, without limitation, the Plan of Conversion) or the Three Party Agreement, (y) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) or (z) as required by applicable Law, Parent shall, and shall cause each other member of the Parent Group to, conduct its operations in the ordinary course of business and shall, and shall cause each other member of the Parent Group to, use its reasonable best efforts to (i) preserve substantially intact its business organization, (ii) keep available the services of its executive officers, other key employees and pilots, (iii) maintain in effect all material Parent Permits and (iv) maintain satisfactory relationships of the Parent Group with any persons with which the Parent Group has material business relations and with Governmental Entities that have jurisdiction over its business and operations. Without limiting the generality of the foregoing, during the Interim Period, except as permitted by clauses (x) through (z) above, Parent shall not, and shall cause each other member of the Parent Group not to:

(a) amend or otherwise change (whether by merger, consolidation, conversion or otherwise) (i) the Parent Charter or Parent Bylaws, (ii) the comparable organizational documents of any other member of the Parent Group, (iii) the Post-Conversion Parent Charter or Post-Conversion Parent Bylaws (in each case, following the Conversion), or (iv) the Parent Treasury Documents;

(b) issue, sell, pledge, convey, dispose of (by merger, consolidation, division, operation of law or otherwise), grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, any member of the Parent Group of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of such member of the Parent Group, other than (i) the issuance of shares of Parent Common Stock upon the vesting of equity award that are outstanding as of the date of this Agreement as set forth in Section 4.2(b) of the Parent Disclosure Schedule in accordance with their terms and those equity awards disclosed therein to be issued to members of Parent’s board of director pursuant to annual equity grants and to the executive officers of Parent pursuant to the terms of their respective employment agreements, or (ii) the issuance of shares of Parent Common Stock upon the exercise of the Parent Warrants;

(c) sell, pledge, convey, abandon, allow to lapse or expire, fail to renew or maintain, dispose of (by merger, consolidation, division, operation of Law or otherwise), transfer, lease, license or subject to any Lien (other than a Permitted Lien) any material property or assets (including any material Intellectual Property Rights) of any member of the Parent Group (other than non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business), except (i) pursuant to or as required by, any of the Contracts in effect as of the date of this Agreement and previously made available to the Company or (ii) any sale, pledge, conveyance, consolidation, division, transfer, lease, license, or Lien solely between or among the Parent Group;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting or registration of any of its capital stock, except any dividend or distribution declared, set aside, made, or paid by any member of the Parent Group to any other member of the Parent Group;

(e) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise), directly or indirectly, any of its capital stock or other Equity Interests, or authorize or propose the issuance of capital stock or any other Equity Interests in respect of, in lieu of or in substitution for shares of its capital stock or other Equity Interests, except for the vesting or settlement of any Parent RSUs or Parent Restricted Stock Awards set forth in Section 4.2(b) or to fund any Tax withholding obligations of a member of the Parent Group in connection with the vesting or settlement of any Parent RSUs or Parent Restricted Stock Awards in accordance with the terms of such award or by any member of the Parent Group to any other member of the Parent Group;

(f) merge or consolidate any member of the Parent Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization, conversion or similar reorganization of any member of the Parent Group;

(g) acquire (including by merger, consolidation, operation of Law, or acquisition of stock or other equity interests or assets, formation of a joint venture or otherwise) any interest in any Person or any assets, other than the purchase or acquisition of equipment, goods, technology, non-exclusive licenses under Intellectual Property Rights, or other materials, in each case, in the ordinary course of business;

(h) enter into any new line of business or terminate any line of business existing as of the date of this Agreement;

(i) (i) voluntarily repurchase, voluntarily prepay or incur any Indebtedness, in each case, (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than a member of the Parent Group), (iii) enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person that is not a member of the Parent Group or enter into any arrangement having the economic effect of any of the foregoing or (iv) assume, guarantee or endorse, or otherwise become liable or responsible for, similar obligations contemplated in clauses (i) and (ii) of any Person that is not a member of the Parent Group;

(j) enter, extend or renew or otherwise modify, amend or terminate or waive any material rights or obligations under any Parent Material Contract (or any Contract that would have been a Parent Material Contract if in existence as of the date hereof);

(k) make or authorize any capital expenditure, except for capital expenditures expressly set forth in the capital expenditures budget set forth on Section 5.2(k) of the Parent Disclosure Schedule;

(l) except to the extent required by (i) applicable Law or (ii) the existing terms of any Parent Benefit Plan or Parent CBA previously made available to the Company: (A) increase the compensation or benefits payable or to become payable to any Parent Service Provider (except in the ordinary course of business consistent with past practice with respect to any Parent Service Provider whose annual base compensation does not exceed $150,000), (B) grant any additional rights to severance or termination pay to, or enter into or amend any severance agreement with, any Parent Service Provider (other than in the ordinary course of business consistent with past practice in connection with a promotion of any Parent Service Provider whose annual base compensation, after such promotion, does not exceed $150,000), (C) establish, terminate, adopt, enter into or amend any bonus, profit sharing, thrift, pension, retirement, deferred compensation, retention, termination or severance plan, agreement, trust, fund, policy or other arrangement for the benefit of any Parent Service Provider (other than in the ordinary course of business consistent with past practice in connection with the hiring of any new Servicer Provider permitted under clause (E) below), (D) loan or advance any money or property to any Parent Service Provider (other than in connection with ordinary course business expense reimbursement and advances), (E) hire any Parent Service Provider, other than any Parent Service Provider whose anticipated annual base compensation does not exceed $150,000 in the ordinary course of business and on terms consistent with similarly situated Parent Service Providers, (F) terminate (other than termination for cause, death or disability) any Parent Service Provider, other than any Parent Service Provider whose annual base compensation does not exceed $150,000 in the ordinary course of business, or (G) make any material change to the terms and conditions of employment applicable to any group of employees, as reflected in work rules, employee handbooks, policies and procedures, or otherwise;

(m) (i) terminate, discontinue, close or dispose of any facility or business operation, or lay off any employees, or (ii) implement any early retirement or separation program, or any program providing early retirement window benefits or announce or plan any such action or program for the future;

(n) enter into or amend any collective bargaining agreement;

(o) forgive any material loans to Parent Service Providers or any of their respective Affiliates;

(p) make any material change in accounting policies, practices, principles, methods or procedures in effect as of September 30, 2024, other than as required by GAAP or by applicable Law;

(q) make any material adverse change to any privacy policy or to the security or operation of any Parent IT Assets, except in each case as required by applicable Law;

(r) enter into, terminate or materially amend any Parent Related Party Transaction other than as permitted pursuant to Section 5.2(l);

(s) implement any new policies or practices (or make any material changes to existing policies or practices) with respect to equity, interest rate, currency or commodity derivatives or hedging transactions;

(t) compromise, settle or agree to settle any Proceeding, other than any compromise, settlement or agreement for the payment of monetary damages (and compliance with confidentiality and other similar customary provisions) by Parent of $100,000 or less individually or $250,000 or less in the aggregate and is not covered by any Parent Insurance Policy or paid by the respective insurers thereunder, in each case as its sole remedy;

(u) (i) make, change or rescind any material Tax election; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any material Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Parent Group (or its respective income, assets and operations) other than any extension pursuant to an extension to file any Tax Return; (vi) knowingly surrender or allow to expire any right to claim a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) incur any material liability for Taxes other than in the ordinary course of business; (ix) prepare any material Tax Return in a manner inconsistent with past practice; or (x) take any action (or knowingly fail to take any action) that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (as defined below);

(v) write up, write down or write off the book value of any tangible assets, except for depreciation, amortization or impairment in accordance with GAAP consistently applied;

(w) change the seat count, main cabin configuration or on-board amenities (including in-flight entertainment and wireless internet) of any aircraft subject to future delivery to Parent under any Parent Aircraft Purchase Contract;

(x) take any action, or fail to take action, which action or failure would be reasonably expected to result in the revocation, termination, cancellation or withdrawal of any Parent Slots (excluding temporary returns to the FAA);

(y) fail to continue, in respect of all Parent Aircraft, all material maintenance programs applicable to such Parent Aircraft in the ordinary course of business (except as required by applicable Law), including using reasonable best efforts to keep all such Parent Aircraft in such condition as may be necessary to enable the airworthiness certification of such Parent Aircraft under the Federal Aviation Act to be maintained in good standing at all times;

(z) (i) take any action that would cause any air carrier member of the Parent Group to fail to be, or fail to be owned and controlled by a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of the Federal Aviation Act and as interpreted by DOT, or (ii) take any action that would cause any member of the Parent Group to fail to continue to be fully authorized and qualified to operate as an “air carrier” within the meaning of such Act operating under certificates and exemptions issued pursuant to such Act (49 U.S.C. §§ 40102(a)(2), 40109- and 41101-41112); or

(aa) agree, resolve, authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing.

In addition, from the date hereof through the Closing:

(i) Parent shall remain current and compliant in all material respects with all of its Indebtedness and creditor obligations, including the Mesa Obligations (as defined in the Three Party Agreement), and shall not incur, assume, guarantee or otherwise become liable for any incremental Indebtedness;

(ii) except in the ordinary course of business consistent with past practice, Parent shall not enter into any new Contracts with third Persons or employees, including labor groups, that create new liabilities or financial obligations for Parent or, after the Closing, the Surviving Corporation (including, for the avoidance of doubt, any new collective bargaining agreements, letters of agreement or any amendments thereto), nor will Parent have instituted any wage rate increases for any of its employee groups, in each case without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed);

(iii) Parent shall use its cash and cash equivalents only in the ordinary course of business or to repay, retire or otherwise extinguish the Mesa Obligations as and to the extent contemplated by the Three Party Agreement; and

(iv) Parent shall not make any new purchases of aircraft, engines or any other capital assets, and shall not enter into any new strategic relationships, software license agreements or other material long term Contracts.

Without limiting Section 5.2, nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent will exercise, consistent with the terms and conditions of this Agreement, including Section 5.2, complete control and supervision over its operations.

Section 5.3 Access to Information; Confidentiality. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent is a party, and except (a) as would reasonably be expected to result in the loss or waiver of any attorney-client, work product or other applicable privilege (provided, that to the extent Parent or any of its Representatives withholds information or access due to the risk of loss or waiver of such privilege, Parent or such Representative shall notify the Company of such withholding and shall use reasonable best efforts to communicate such information in a manner that does not risk such loss or waiver), (b) for any access to a Contract to which Parent or any of its Subsidiaries is a party or is otherwise bound would violate or cause a default under such Contract (provided, that to the extent Parent or any of its Representatives withholds information or access due to the risk of such Contract violation or default, Parent or such Representative shall notify the Company of such withholding and shall use reasonable best efforts to communicate such information in a manner that does not result in such violation or default); (c) for such documents or information as are reasonably pertinent to any adverse Proceeding that is pending between Parent, on the one hand, and the Company, on the other hand; or (d) to the extent any applicable Law requires Parent to restrict or otherwise prohibit access to such documents or information (provided, that to the extent Parent or any of its Representatives withholds information or access due to such restriction or prohibition, Parent or such Representative shall notify the Company of such withholding and shall use reasonable best efforts to communicate such information in a manner that does not result in such restriction or prohibition), during the Interim Period, Parent shall, and shall cause each of its directors, officers and employees, and shall instruct each of its accountants, consultants, legal counsel, advisors, agents and other representatives to: (i) provide to the Company Group and the Company’s Representatives reasonable access at reasonable times during normal operating hours upon prior written notice to the officers, employees, agents, properties, offices and other facilities of the Parent Group and to the Contracts, books and records thereof and (ii) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Parent Group as the Company or the Company’s Representatives may reasonably request in good faith and that is reasonably related to the consummation of the Merger or for integration planning; provided, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by Parent herein or any of the conditions to the obligations of the Parties under this Agreement; provided, further, that any investigation pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Parent Group. The information referred to in the previous sentence shall be subject to the Mutual Nondisclosure Agreement, dated as of March 19, 2023, by and between the Company and Parent (the “Confidentiality Agreement”); provided, that nothing in the Confidentiality Agreement shall restrict the Company’s ability to take any of the actions expressly contemplated by this Agreement.

Section 5.4 Parent No-Shop.

(a) Parent shall, and shall cause the other members of the Parent Group and its and their respective directors and officers to, and shall instruct its and their other Representatives to: (A) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any third Persons that may be ongoing with respect to any Parent Acquisition Proposal, or any expression of interest, discussions, offer or negotiations that would reasonably be expected to lead to a Parent Acquisition Proposal, (B) promptly (and in any event within 24 hours after the date of this Agreement) instruct each such Person to return to Parent or destroy any non-public information previously furnished to such Person or to any Person’s Representatives by or on behalf of Parent and (C) promptly (and in any event within 24 hours after the date of this Agreement) terminate all physical and electronic data room access previously granted to such Person and its Representatives.

(b) Except as expressly permitted by this Section 5.4, Parent shall not, and shall cause the other members of the Parent Group and its and their respective directors and officers not to, and shall instruct its and their other Representatives not to, directly or indirectly: (A) solicit, initiate, knowingly encourage or facilitate any expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal, (B) participate in any discussions or negotiations relating to any Parent Acquisition Proposal with any third Person other than the Company, (C) furnish to any Person other than the Company any information in connection with a Parent Acquisition Proposal or any expression of interest, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal, (D) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar Contract providing for or otherwise relating to any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with the terms of this Agreement) or that is intended to result in, or would reasonably be expected to lead to, any Parent Acquisition Proposal (each, a “Parent Alternative Acquisition Agreement”) or (E) submit any Parent Acquisition Proposal or any matter related thereto to the vote of the stockholders of Parent.

(c) Parent shall not terminate, waive, amend or modify any provision of any “standstill” provision of any existing confidentiality or other agreement to which it or any other member of the Parent Group is a party, and Parent shall use reasonable best efforts to enforce such provision of any such agreement; provided, however, that Parent may grant a waiver of, and will not be obligated to enforce, any such provision in any particular instance if the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure to grant such waiver in such particular instance would reasonably be expected to be inconsistent with the Parent Board’s exercise of its fiduciary duties under Nevada law and Parent promptly (and in any event within 24 hours) notifies the Company of any such waiver.

(d) From and after the date of this Agreement, Parent shall promptly (and in any event within 24 hours) (i) notify the Company of (A) any Parent Acquisition Proposal (including any material modification to the terms of any such Parent Acquisition Proposal) that is received, to the Knowledge of Parent (which, for this purpose, will be deemed to include each member of the Parent Board and Parent’s officers and will not be deemed to be only as of the date of this Agreement), by Parent or any of its Representatives from any Person (other than the Company) or (B) any requests for non-public information, or any discussions or negotiations sought to be initiated or continued with Parent or any of its Representatives, in each case, concerning the making of a Parent Acquisition Proposal or any indication of interest, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal and (ii) disclose to the Company the identity of such Person making, and provide an unredacted copy of, any such written Parent Acquisition Proposal or request (or, if made orally, a reasonably detailed written description of such Parent Acquisition Proposal or request). Parent shall promptly upon receipt thereof (and in any event within 24 hours) provide the Company (and its outside legal counsel) with copies of all drafts and final versions of definitive or other material agreements including schedules and exhibits thereto and any other material correspondence relating to such Parent Acquisition Proposal, in each case exchanged between Parent or any of its Representatives, on the one hand, and the Person making such Parent Acquisition Proposal or any of its Representatives, on the other hand. Parent shall keep the Company reasonably informed of the status and terms (including with respect to any change in price or other material amendments) of any such Parent Acquisition Proposal or request. Parent shall promptly, and in any event within 24 hours, following a determination by the Parent Board that a Parent Acquisition Proposal is a Parent Superior Proposal, notify the Company of such determination (it being understood that the delivery of such notice and the determination to so deliver such notice shall not, by itself, constitute a Change of Parent Recommendation).

(e) Notwithstanding anything to the contrary contained in this Section 5.4, if at any time on or after the date of this Agreement until the earlier of (1) receipt of the Parent Stockholder Approval and (2) the termination of this Agreement in accordance with its terms, (i) Parent has received a bona fide written Parent Acquisition Proposal from a third Person, (ii) such Parent Acquisition Proposal did not result from a breach of this Section 5.4, (iii) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, and (iv) after consultation with its outside legal counsel, the Parent Board determines in good faith that the failure to take such actions would reasonably be expected to be inconsistent with the Parent Board’s exercise of its fiduciary duties under Nevada law, then Parent may participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal and, subject to receiving an executed Acceptable Confidentiality Agreement from such Person, furnish information with respect to the Parent Group to the Person making such Parent Acquisition Proposal pursuant to such Acceptable Confidentiality Agreement; provided, that (x) Parent provides written notice to the Company of the determinations referenced in clause (iii) and clause (iv) of this Section 5.4(e) promptly (and in any event within 24 hours) (it being understood that the delivery of such notice and the determination to so deliver such notice shall not, by itself, constitute a Change of Parent Recommendation or constitute a breach of this Section 5.4) and (y) Parent provides to the Company in writing (or makes available) any information concerning Parent provided to such other Person which was not previously provided to the Company or its Representatives prior to or substantially concurrently with the time that it is provided to such Person. Parent shall deliver to the Company a copy of any executed Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) following its execution.

(f) Subject to Section 5.4(g) and Section 5.4(h), during the Interim Period, neither Parent nor the Parent Board nor any committee thereof shall, or shall publicly propose to, (i) withhold, withdraw, modify or qualify, in each case in a manner adverse to the Company, the Parent Recommendation, (ii) fail to include the Parent Recommendation in the Proxy Statement, (iii) publicly approve, publicly recommend or publicly declare advisable any Parent Acquisition Proposal, (iv) submit any Parent Acquisition Proposal or any matter related thereto to the vote of the stockholders of Parent, (v) following the public disclosure of any Parent Acquisition Proposal, fail to publicly reaffirm the Parent Recommendation as promptly as reasonably practicable (but in any event within three Business Days) after receipt of any written request to do so from the Company (provided, that if the end of such three Business Day window would occur on or after the date of the Parent Stockholder Meeting, then Parent shall instead be required to publicly reaffirm the Parent Recommendation no later than one Business Day prior to the Parent Stockholder Meeting), (vi) with respect to any Parent Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, take any action or make any recommendation or public statement in connection therewith other than an unequivocal recommendation against such offer or (vii) authorize, commit, resolve or agree, in each case in a legally binding manner, to take any such actions (each such action set forth in clauses (i) through (vii) of this Section 5.4(f) being referred to as a “Change of Parent Recommendation”).

(g) Notwithstanding anything to the contrary contained in this Agreement, if (i) Parent has received a bona fide written Parent Acquisition Proposal from a third Person that did not result from a breach of this Section 5.4 and that the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, taking into account the results of any negotiations with the Company as contemplated by clause (ii) of this Section 5.4(g) and any offer from the Company contemplated by clause (iii) of this Section 5.4(g), and (ii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change of Parent Recommendation or cause Parent to enter into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal would reasonably be expected to be inconsistent with the Parent Board’s exercise of its fiduciary duties under Nevada law, then, prior to the time the Parent Stockholder Approval is obtained, the Parent Board may take the following actions: (y) effect a Change of Parent Recommendation or (z) terminate this Agreement pursuant to Section 7.1(c)(ii) to enter into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal; provided, however, that Parent may not terminate this Agreement pursuant to the foregoing clause (z), and any purported termination pursuant to the foregoing clause (z) will be void and of no force or effect, unless Parent concurrently pays the Termination Fee in accordance with Section 7.1(c)(ii); and provided, further, that the Parent Board may not effect a Change of Parent Recommendation pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) unless:

(i) Parent has provided prior written notice to the Company, at least four (4) Business Days in advance (the “Parent Notice Period”), of Parent’s intention to take such action (it being understood, for all purposes of this Agreement, that the delivery of such notice and any amendment or update thereto and the deliberation and determination to so deliver such notice, update or amendment will not, by themselves, constitute a Change of Parent Recommendation), which notice will specify the material terms and conditions of such Parent Superior Proposal (including all of the information that is specified in Section 5.4(d)), and Parent has contemporaneously provided to the Company a copy of all relevant proposed transaction agreements with the Person making such Parent Superior Proposal;

(ii) prior to effecting such Change of Parent Recommendation or terminating this Agreement to enter into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal, Parent shall have, during the Parent Notice Period, negotiated with the Company in good faith (to the extent that the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Parent Acquisition Proposal ceases to constitute a Parent Superior Proposal; provided, that in the event of any material revisions to the Parent Superior Proposal, Parent will be required to deliver a new written notice to the Company and to comply with the requirements of this Section 5.4(g) with respect to such new written notice; provided, further, that the Parent Notice Period for any subsequent notice will be shortened from four (4) Business Days to two (2) Business Days;

(iii) the Company shall not have, during the Parent Notice Period, made an offer to modify the terms and conditions of this Agreement, which is set forth in a definitive written amendment to this Agreement delivered to Parent and executed on behalf of the Company, that the Parent Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would obviate the need for the Parent Board to effect such Change of Parent Recommendation or terminate this Agreement; and

(iv) the Parent Notice Period (and any extension thereof) shall have expired.

(h) Notwithstanding anything to the contrary contained in this Agreement, prior to the time the Parent Stockholder Approval is obtained, the Parent Board may make a Change of Parent Recommendation in response to a Parent Intervening Event if the Parent Board has determined in good faith, after consultation with its outside legal counsel, that, in light of such Parent Intervening Event and taking into account the results of any negotiations with the Company as contemplated by clause (ii) of this Section 5.4(h) and any offer from the Company contemplated by clause (iii) of this Section 5.4(h), the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s exercise of its fiduciary duties under Nevada law; provided, however, that the Parent Board may not make a Change of Parent Recommendation pursuant to the foregoing unless:

(i) Parent shall have provided prior written notice to the Company, at least four (4) Business Days in advance (the “Parent Intervening Event Notice Period”), of Parent’s intention to make a Change of Parent Recommendation (it being understood, for all purposes of this Agreement, that the delivery of such notice, update or amendment and the deliberation and determination to so deliver such notice, update or amendment shall not, by themselves, constitute a Change of Parent Recommendation), which notice shall specify the Parent Board’s reason for proposing to effect such Change of Parent Recommendation and shall describe in reasonable detail the Parent Intervening Event;

(ii) prior to effecting such Change of Parent Recommendation, Parent shall have, during the Parent Intervening Event Notice Period, negotiated with the Company in good faith (to the extent that the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in such a manner that would obviate the need for the Parent Board to effect such Change of Parent Recommendation;

(iii) the Company shall not have, within the Parent Intervening Event Notice Period, made an offer to modify the terms and conditions of this Agreement, which is set forth in a definitive written amendment to this Agreement delivered to Parent and executed on behalf of the Company, that the Parent Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would obviate the need for the Parent Board to effect such Change of Parent Recommendation; and

(iv) the Parent Intervening Event Notice Period shall have expired.

(i) Nothing contained in this Agreement shall prohibit Parent or the Parent Board (or any committee thereof) from (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act (including making a customary “stop, look and listen” communication to Parent’s stockholders), (ii) making any disclosure to Parent’s stockholders that the Parent Board determines to make in good faith (after consultation with its outside legal counsel) in order to fulfill its fiduciary duties under Nevada law or in order to otherwise comply with applicable Law, (iii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (iv) informing any Person of the existence of the provisions contained in this Section 5.4; provided, with respect to each of clauses (i), (ii) and (iii) of this Section 5.4(i), that any such disclosure (other than a customary “stop, look and listen” communication to Parent’s stockholders) includes the Parent Board Recommendation without any modification or qualification thereof and does not contain a Change of Parent Recommendation. Notwithstanding the foregoing, the public disclosure of a Change of Parent Recommendation effected in accordance with the terms and conditions set forth in Section 5.4(g) or Section 5.4(h) need not comply with the proviso of the preceding sentence.

(j) Parent agrees that if (i) any Subsidiary, director or officer of Parent takes any action or (ii) Parent authorizes or directs any of its other Representatives to take an action, or Parent is made aware of an action by one of its other Representatives and does not subsequently use its reasonable best efforts to prohibit or terminate such action and, in the case of each of clause (i) or clause (ii), such action would constitute a breach of this Section 5.4 if taken by Parent, then such action will be deemed to constitute a breach by Parent of this Section 5.4.

Section 5.5 Form S-4 and Proxy Statement; Parent Stockholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Parties shall prepare the Form S-4, in which the Proxy Statement shall be included as a prospectus. Once the Parties have mutually agreed that the Form S-4 and the Proxy Statement are in final form, the Company shall, at its sole election, be entitled to utilize the 10 consecutive Business Day period immediately thereafter (the “10 BD Solicitation Period”) in which to solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, should the Company elect, in its sole discretion, to do so prior to (rather than following) the effectiveness of the Form S-4, and the Company may provide the Form S-4 and the Proxy Statement in such final forms to the Company Stockholders for such purpose. Notwithstanding anything to the contrary contained herein, without the Company’s prior written consent, Parent shall not file or permit to be filed with the SEC the Form S-4 or the Proxy Statement prior to the first Business Day following the Company having waived in writing the Company’s termination right under Section 7.1(d)(ix) (the “S-4/Proxy Permitted Filing Date”), and upon the S-4/Proxy Permitted Filing Date, Parent shall promptly file with the SEC the Form S-4 and the Proxy Statement (assuming both are then in final form).

(b) No filing of, or amendment or supplement to, the Form S-4 or Proxy Statement, or response to SEC comments with respect thereto, will be made by Parent without the Company’s prior written consent and without providing the Company and its outside counsel and other advisors a reasonable opportunity to review and comment thereon, and Parent shall consider in good faith all comments reasonably proposed by the Company; provided, however, that Parent, in connection with a Change of Parent Recommendation, may amend or supplement the Proxy Statement (including by incorporation by reference) to effect such change without the prior review or approval of the Company, provided that such amendment or supplement also includes a statement of the reasons of the Parent Board for making such Change of Parent Recommendation and additional information reasonably related to the foregoing. The Parties shall use their reasonable best efforts to have the Form S-4 declared effective under the Securities Act and the Proxy Statement cleared of any comments under the Exchange Act as promptly as practicable after the filing thereof. The Parties shall use their reasonable best efforts to (i) cause the Form S-4 and the Proxy Statement, when filed, to comply in all material respects with all legal requirements applicable thereto and (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Form S-4 or the Proxy Statement. Parent shall cause the Proxy Statement to be first mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the Company with copies of all material correspondence relating to the Form S-4 or the Proxy Statement between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC or its staff and advise the Company of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC or its staff; provided, that the Company and its Representatives shall be entitled to contemporaneously participate in any and all communications that Parent has with the SEC or its staff regarding the Form S-4 or the Proxy Statement. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Form S-4 or Proxy Statement so that the Form S-4 or Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and Parent shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Law, disseminated to the Parent stockholders.

(c) Parent shall duly establish a record date for and duly call, give notice of and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) as promptly as practicable after the Form S-4 is declared effective under the Securities Act solely for the purpose of obtaining the Parent Stockholder Approval and, if applicable, any approvals related thereto including the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith, and shall, subject to Section 5.4, through the Parent Board, recommend to its stockholders approval of the Parent Stockholder Approval. In furtherance of the foregoing and in consultation with the Company, as soon as reasonably practicable after the date of this Agreement, Parent shall commence a broker search pursuant to Section 14a-13 of the Exchange Act. Parent shall not, without the written consent of the Company, adjourn, postpone, cancel, recess or reschedule the Parent Stockholder Meeting; provided, however, that Parent may postpone or adjourn the Parent Stockholder Meeting (i) if a quorum has not been established; (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Parent has determined in good faith after consultation with outside legal counsel is required under applicable Law; or (iii) to allow reasonable additional time to solicit additional proxies, if and to the extent that Parent reasonably believes the requisite Parent Stockholder Approval would not otherwise be obtained; provided, however, that the Parent Stockholder Meeting shall not be postponed or adjourned (x) to a date later than the third Business Day preceding the Outside Date or (y) for more than twenty days in the aggregate from the Originally Scheduled Date, in each case, without the prior written consent of the Company. Parent shall use reasonable best efforts to advise the Company at least on a daily basis on each of the last seven Business Days prior to the date of the Parent Stockholder Meeting as to the aggregate tally of proxies received by Parent with respect to the Parent Stockholder Approval. Parent shall permit the Company and its Representatives to attend the Parent Stockholder Meeting.

(d) Notwithstanding any Change of Parent Recommendation, Parent shall solicit from its stockholders proxies in favor of Parent Stockholder Approval and use reasonable best efforts to take all other actions necessary or advisable to secure the Parent Stockholder Approval. Without limiting the generality of the foregoing, if, at the time of the Originally Scheduled Date, a quorum has not been established or Parent has not received proxies representing a sufficient number of Shares for the Parent Stockholder Approvals, then Parent shall, at the request of the Company (to the extent permitted by Law), adjourn the Parent Stockholder Meeting to a date specified by the Company; provided, that Parent shall not be required pursuant to this sentence to adjourn the Parent Stockholder Meeting more than two times or for more than twenty days in the aggregate from the Originally Scheduled Date. Without the prior written consent of the Company, the matters expressly contemplated by the Parent Stockholder Approval will be the only matters (other than matters of procedure and matters required by Law to be voted on by the stockholders of Parent in connection with the adoption of this

Agreement and the transactions contemplated hereby) that Parent will propose to be acted on by its stockholders at the Parent Stockholder Meeting. Parent agrees that, unless this Agreement has been terminated in accordance with Article VII, Parent’s obligations to hold the Parent Stockholder Meeting pursuant to this Section 5.5 will not be affected by the commencement, public proposal, public disclosure or communication to Parent or any of its Representatives of any Parent Acquisition Proposal or by any Change of Parent Recommendation.

(e) The Parties shall use their respective reasonable best efforts to cause the shares of Parent Common Stock issued in the Primary Issuance to be registered on the Form S-4 to be filed pursuant to this Section 5.5, to the extent permitted by applicable Law, or otherwise to cause such shares to be registered pursuant to Form S-1 or such other registration statement as prescribed by securities laws (and, in such instance, all references to the Form S-4 herein shall be deemed to include references to Form S-1 or such other registration statement, if applicable).

Section 5.6 Company No-Shop.

(a) The Company shall, and shall cause the other members of the Company Group and its and their respective directors and officers to, and shall instruct its and their other Representatives to: (A) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any third Persons that may be ongoing with respect to any Company Acquisition Proposal, or any expression of interest, discussions, offer or negotiations that would reasonably be expected to lead to a Company Acquisition Proposal, (B) promptly (and in any event within 24 hours after the date of this Agreement) instruct each such Person to return to Parent or destroy any non-public information previously furnished to such Person or to any Person’s Representatives by or on behalf of the Company and (C) promptly (and in any event within 24 hours after the date of this Agreement) terminate all physical and electronic data room access previously granted to such Person and its Representatives.

(b) Except as expressly permitted by this Section 5.6, the Company shall not, and shall cause the other members of the Company Group and its and their respective directors and officers not to, and shall instruct its and their other Representatives not to, directly or indirectly: (A) solicit, initiate, knowingly encourage or facilitate any expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal, (B) participate in any discussions or negotiations relating to any Company Acquisition Proposal with any third Person other than Parent, (C) furnish to any Person other than Parent any information in connection with a Company Acquisition Proposal or any expression of interest, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, (D) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar Contract providing for or otherwise relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with the terms of this Agreement) or that is intended to result in, or would reasonably be expected to lead to, any Company Acquisition Proposal (each, a “Company Alternative Acquisition Agreement”) or (E) submit any Company Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company.

(c) The Company shall not terminate, waive, amend or modify any provision of any “standstill” provision of any existing confidentiality or other agreement to which it or any other member of Company Group is a party, and the Company shall use reasonable best efforts to enforce such provision of any such agreement; provided, however, that the Company may grant a waiver of, and will not be obligated to enforce, any such provision in any particular instance if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to grant such waiver in such particular instance would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties under Delaware law and the Company promptly (and in any event within 24 hours) notifies Parent of any such waiver.

(d) From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) (i) notify Parent of (A) any Company Acquisition Proposal (including any material modification to the terms of any such Company Acquisition Proposal) that is received, to the Knowledge of the Company (which, for this purpose, will be deemed to include each member of the Company Board and the Company’s officers and will not be deemed to be only as of the date of this Agreement), by the Company or any of its Representatives from any Person (other than Parent) or (B) any requests for non-public information, or any discussions or negotiations sought to be initiated or continued with the Company or any of its Representatives, in each case, concerning the making of a Company Acquisition Proposal or any indication of interest, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal and (ii) disclose to Parent the identity of such Person making, and provide an unredacted copy of, any such written Company Acquisition Proposal or request (or, if made orally, a reasonably detailed written description of such Company Acquisition Proposal or request). The Company shall promptly upon receipt thereof (and in any event within 24 hours) provide Parent (and its outside legal counsel) with copies of all drafts and final versions of definitive or other material agreements including schedules and exhibits thereto and any other material correspondence relating to such Company Acquisition Proposal, in each case exchanged between the Company or any of its Representatives, on the one hand, and the Person making such Company Acquisition Proposal or any of its Representatives, on the other hand. The Company shall keep Parent reasonably informed of the status and terms (including with respect to any change in price or other material amendments) of any such Company Acquisition Proposal or request. The Company shall promptly, and in any event within 24 hours, following a determination by the Company Board that a Company Acquisition Proposal is a Company Superior Proposal, notify Parent of such determination (it being understood that the delivery of such notice and the determination to so deliver such notice shall not, by itself, constitute a Change of Company Recommendation).

(e) Notwithstanding anything to the contrary contained in this Section 5.6, if at any time on or after the date of this Agreement until the earlier of (1) receipt of the Company Stockholder Approval and (2) the termination of this Agreement in accordance with its terms, (i) the Company has received a bona fide written Company Acquisition Proposal from a third Person, (ii) such Company Acquisition Proposal did not result from a breach of this Section 5.6, (iii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and (iv) after consultation with its outside legal counsel, the Company Board determines in good faith that the failure to take such actions would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties under Delaware law, then the Company may participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal and, subject to receiving an executed Acceptable Confidentiality Agreement from such Person, furnish information with respect to the Company Group to the Person making such Company Acquisition Proposal pursuant to such Acceptable Confidentiality Agreement; provided, that (x) the Company provides written notice to Parent of the determinations referenced in clause (iii) and clause (iv) of this Section 5.6(e) promptly (and in any event within 24 hours) (it being understood that the delivery of such notice and the determination to so deliver such notice shall not, by itself, constitute a Change of Company Recommendation or constitute a breach of this Section 5.6) and (y) the Company provides to Parent in writing (or makes available) any information concerning the Company provided to such other Person which was not previously provided to Parent or its Representatives prior to or substantially concurrently with the time that it is provided to such Person. The Company shall deliver to Parent a copy of any executed Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) following its execution.

(f) Subject to Section 5.6(g) and Section 5.6(h), during the Interim Period, neither the Company nor the Company Board nor any committee thereof shall, or shall publicly propose to, (i) withhold, withdraw, modify or qualify, in each case in a manner adverse to Parent, the Company Recommendation, (ii) fail to include the Company Recommendation in the official and final set of written materials submitted to the stockholders of the Company soliciting their Company Written Consents, (iii) publicly approve, publicly recommend or publicly declare advisable any Company Acquisition Proposal, (iv) submit any Company Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, (v) following the public disclosure of any Company Acquisition Proposal, fail to publicly reaffirm the Company Recommendation as promptly as reasonably practicable (but in any event within three Business Days) after receipt of any written request to do so from Parent or (vi) authorize, commit, resolve or agree to take any such actions (each such action set forth in clauses (i) through (vi) of this Section 5.6(f) being referred to as a “Change of Company Recommendation”).

(g) Notwithstanding anything to the contrary contained in this Agreement, if (i) the Company has received a bona fide written Company Acquisition Proposal from a third Person that did not result from a breach of this Section 5.6 and that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Company Superior Proposal, taking into account the results of any negotiations with Parent as contemplated by clause (ii) of this Section 5.6(g) and any offer from Parent contemplated by clause (iii) of this Section 5.6(g), and (ii) the Company Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change of Company Recommendation or cause the Company to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties under Delaware law, then, prior to the time the Company Stockholder Approval is obtained, the Company Board may take the following actions: (y) effect a Change of Company Recommendation or (z) terminate this Agreement pursuant to Section 7.1(d)(ii) to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to the foregoing clause (z), and any purported termination pursuant to the foregoing clause (z) will be void and of no force or effect, unless the Company concurrently pays the Termination Fee in accordance with Section 7.1(d)(ii); and provided, further, that the Company Board may not effect a Change of Company Recommendation pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) unless:

(i) The Company has provided prior written notice to Parent, at least four (4) Business Days in advance (the “Company Notice Period”), of the Company’s intention to take such action (it being understood, for all purposes of this Agreement, that the delivery of such notice and any amendment or update thereto and the deliberation and determination to so deliver such notice, update or amendment will not, by themselves, constitute a Change of Company Recommendation), which notice will specify the material terms and conditions of such Company Superior Proposal (including all of the information that is specified in Section 5.6(d)), and the Company has contemporaneously provided to Parent a copy of all relevant proposed transaction agreements with the Person making such Company Superior Proposal;

(ii) prior to effecting such Change of Company Recommendation or terminating this Agreement to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal, the Company shall have, during the Company Notice Period, negotiated with Parent in good faith (to the extent that Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal ceases to constitute a Company Superior Proposal; provided, that in the event of any material revisions to the Company Superior Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.6(g) with respect to such new written notice; provided, further, that the Company Notice Period for any subsequent notice will be shortened from four (4) Business Days to two (2) Business Days;

(iii) Parent shall not have, during the Company Notice Period, made an offer to modify the terms and conditions of this Agreement, which is set forth in a definitive written amendment to this Agreement delivered the Company and executed on behalf of Parent, that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would obviate the need for the Company Board to effect such Change of Company Recommendation or terminate this Agreement; and

(iv) the Company Notice Period (and any extension thereof) shall have expired.

(h) Notwithstanding anything to the contrary contained in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board may make a Change of Company Recommendation in response to a Company Intervening Event if the Company Board has determined in good faith, after consultation with its outside legal counsel, that, in light of such Company Intervening Event and taking into account the results of any negotiations with Parent as contemplated by clause (ii) of this Section 5.6(h) and any offer from Parent contemplated by clause (iii) of this Section 5.6(h), the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties under Delaware law; provided, however, that the Company Board may not make a Change of Company Recommendation pursuant to the foregoing unless:

(i) The Company shall have provided prior written notice to Parent, at least four (4) Business Days in advance (the “Company Intervening Event Notice Period”), of the Company’s intention to make a Change of Company Recommendation (it being understood, for all purposes of this Agreement, that the delivery of such notice, update or amendment and the deliberation and determination to so deliver such notice, update or amendment shall not, by themselves, constitute a Change of Company Recommendation), which notice shall specify the Company Board’s reason for proposing to effect such Change of Company Recommendation and shall describe in reasonable detail the Company Intervening Event;

(ii) prior to effecting such Change of Company Recommendation, the Company shall have, during the Company Intervening Event Notice Period, negotiated with Parent in good faith (to the extent that Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in such a manner that would obviate the need for the Company Board to effect such Change of Company Recommendation;

(iii) Parent shall not have, within the Company Intervening Event Notice Period, made an offer to modify the terms and conditions of this Agreement, which is set forth in a definitive written amendment to this Agreement delivered to the Company and executed on behalf of Parent, that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would obviate the need for the Company Board to effect such Change of Company Recommendation; and

(iv) the Company Intervening Event Notice Period shall have expired.

(i) Nothing contained in this Agreement shall prohibit (i) the Company or the Company Board (or any committee thereof) from making any disclosure to the Company’s stockholders that the Company Board determines to make in good faith (after consultation with its outside legal counsel) in order to fulfill its fiduciary duties under Delaware law or in order to otherwise comply with applicable Law (provided, that any such disclosure includes the Company Recommendation without any modification or qualification thereof and does not contain a Change of Company Recommendation), (ii) the Company or the Company Board (or any committee thereof) from informing any Person of the existence of the provisions contained in this Section 5.6, (iii) prohibit members of the Company Board and stockholders of the Company from engaging in discussions and deliberations amongst themselves regarding any Company Acquisition Proposal or other communications received, so long as such discussions and deliberations do not involve any communications with the Person making the proposal or any of its Representatives and are non-public and confidential; or (2) any stockholder of the Company from providing ordinary course communications with any of its current or prospective direct or indirect general partners, limited partners, equity holders, members, managers, lenders or investors who are subject to customary confidentiality restrictions prohibiting further disclosure thereof, and such communications are non-public and confidential or (iv) prohibit any stockholder of the Company from providing ordinary course communications with any of its current or prospective direct or indirect general partners, limited partners, equity holders, members, managers, lenders or investors who are subject to customary confidentiality restrictions prohibiting further disclosure thereof, and such communications are non-public and confidential. Notwithstanding the foregoing, the public disclosure of a Change of Company Recommendation effected in accordance with the terms and conditions set forth in Section 5.6(g) or Section 5.6(h) need not comply with the proviso of the preceding sentence.

(j) The Company agrees that if (i) any Subsidiary, director or officer of the Company takes any action or (ii) the Company authorizes or directs any of its other Representatives to take an action, or the Company is made aware of an action by one of its other Representatives and does not subsequently use its reasonable best efforts to prohibit or terminate such action and, in the case of each of clause (i) or clause (ii), such action would constitute a breach of this Section 5.6 if taken by the Company, then such action will be deemed to constitute a breach by the Company of this Section 5.6.

Section 5.7 Company Stockholder Approval. The Company shall solicit and use its reasonable best efforts to obtain the Company Stockholder Approval by no later than the Parent Stockholder Approval being obtained. The Company shall deliver to Parent a copy of the Company Written Consents evidencing the Company Stockholder Approval and received from the stockholders of the Company as promptly as practicable after the Company Stockholder Approval becomes effective; provided, that the Company may, at its sole option, attempt to obtain the Company Stockholder Approval by holding a special meeting of the Company Stockholders in lieu of soliciting Company Written Consents. The Company acknowledges that its obligations to solicit and use its reasonable best efforts to obtain the Company Stockholder Approval and the Company Written Consents from the stockholders of the Company as provided hereunder shall apply notwithstanding any Change of Company Recommendation.

Section 5.8 Appropriate Action; Consents; Filings.

(a) Subject to the terms of this Agreement, the Company and Parent shall use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable (and in any event by the Outside Date) and (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations, confirmations, clearances, certificates, exemptions, registrations, variants, deviations, ratings, operations specifications, grants, directives or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or Proceeding by any Governmental Entity (including those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Merger.

(b) In furtherance and not in limitation of Section 5.8(a), each Party agrees to (i) file with the FTC and DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as soon as reasonably practicable and by no later than 30 Business Days after the date hereof and (ii) make any appropriate filings, if necessary or advisable, pursuant to other applicable Competition Laws with respect to the Merger as promptly as reasonably practicable. Each of Parent and the Company shall (i) cooperate and coordinate with the other Party in the making of any filings or submissions that are required to be made under any applicable Laws or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) supply the other Party or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the FTC, the DOJ or other Governmental Entities in which any such filings or submissions are made as promptly as reasonably practicable, (iv) use their respective reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable Competition Laws as soon as reasonably practicable following the date of this Agreement (and prior to the Outside Date) and (v) cooperate and coordinate with the other Party in connection with the making of an appeal by the other Party of a Proceeding brought by a Governmental Entity, whether judicial or administrative, challenging or seeking to restrain or prohibit the consummation of the Merger or seeking to compel any divestiture by Parent or the Company or any of their respective Subsidiaries of shares of capital stock or of any business, assets or property, or to impose any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties or stock to avoid or eliminate any impediment under the HSR Act, Competition Law, or other applicable Law (an “Antitrust Proceeding”). Without limiting the generality of the foregoing, both Parent and Company (and their respective Subsidiaries and Affiliates) shall contest and defend (and each, in its reasonable discretion, appeal) any Antitrust Proceeding.

(c) In furtherance and not in limitation of Section 5.8(a), each Party agrees to make any other appropriate filings, if necessary or advisable, pursuant to any other applicable Laws, Parent Permits or Company

Permits with respect to the Merger as promptly as reasonably practicable. Each of Parent and the Company will (i) cooperate and coordinate with the other in the making of any filings, registrations, notices, applications, submissions, information or documentation that are required to be made or advisable under any other applicable Laws, Parent Permits or Company Permits or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, including but not limited to, with the FAA, the DOT under 14 C.F.R. § 204.5, 49 U.S.C. §§ 40109, 41105, and 41110, the TSA and the FCC under the Specified Regulations, (ii) supply the other Party or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings, registrations, notices, applications, submissions, information or documentation, (iii) supply any additional information that may be required or requested by the FAA, the DOT, the FCC, the TSA, foreign CAA or any other Governmental Entities, in connection with any such filings, registrations, notices, applications, submissions, information or documentation as promptly as practicable, and (iv) use their respective reasonable best efforts to obtain all consents, registrations, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, variances, deviations, licenses, ratings, operations specifications, grants, directives and authorizations necessary, proper or advisable to be obtained from, or renewed with, the FAA, the DOT, the FCC, the TSA, foreign CAA and any other applicable Governmental Entity (other than pursuant to Contracts, which are addressed in Section 5.8(g)). Parent and the Company will not extend any waiting period under any Competition Laws or enter into any agreement with any Governmental Entity not to consummate the Merger, unless the other Party has consented in writing to such extension or agreement (such consent not to be unreasonably withheld, conditioned or delayed).

(d) Without limiting the generality of anything contained in this Section 5.8, each Party will: (i) give the other Party prompt written notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other Party informed as to the status of any such request, inquiry, investigation or Proceeding; (iii) promptly inform the other Party of any material communication to or from the FTC, the DOJ, the FAA, the DOT, the FCC, the DHS, the TSA, foreign CAA or any other Governmental Entity regarding the Merger; (iv) consult and cooperate with the other Party and consider in good faith the views of the other Party in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to a Governmental Entity (other than a Competition Authority) in connection with the Merger or any of the other transactions contemplated by this Agreement, and (v) permit the other Party to review in advance (and to consider in good faith any comments made by the other party in relation to) any material proposed communication (other than communications relating solely to ministerial matters) by such Party to the DOJ or the FTC (collectively, the “Competition Authorities”) relating to any request, inquiry, investigation or Proceeding by or before a Competition Authority with respect to the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any request, inquiry or investigation by, or any Proceeding before, a Competition Authority, each Party will permit authorized Representatives of the other Party to be present at each meeting or conference relating to any such request, inquiry, investigation or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to a Competition Authority in connection with such request, inquiry, investigation or Proceeding. None of Parent or the Company will agree to participate in any meeting, telephone call or discussion with a Competition Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other Party in advance. Each of Parent and the Company will promptly provide each other with copies of all material correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted as necessary to comply with contractual arrangements and address reasonable attorney-client or other privilege or confidentiality concerns.

(e) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary consent, license, permit, waiver, approval, authorization, confirmation, clearance, certificate, exemption, registration or order of a Governmental Entity (including under the HSR Act), no member of the

Company Group shall be required to (and no member of the Parent Group shall without the prior written consent of the Company) agree to any term, condition, obligation, liability, requirement, limitation, qualification, remedy, commitment, sanction or other action imposed, required or requested by a Governmental Entity, including but not limited to selling, holding separate or otherwise disposing of or conducting their business (or, following the Closing, the combined business) in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business (or, following the Closing, the combined business) in a specified manner, or entering into or agreeing to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business (or, following the Closing, the combined business) in a specified manner, or permitting the sale, hold separate or other disposition of, any assets of Parent, the Company or their respective Affiliates, or otherwise take any action that limits the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets of, the Company Group or Parent.

(f) Notwithstanding anything to the contrary in this Agreement, subject to the last sentence of Section 5.8(c), the Company shall, on behalf of the Parties, control and lead all communications and strategy relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Entity (including any such approvals required by applicable Competition Laws) or third party necessary, proper or advisable to consummate the Merger and other transactions contemplated by this Agreement and coordinate the overall development of the positions to be taken in any filing or submission with such other Governmental Entity in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Entity; provided, however, that the Company shall consult in advance with Parent and in good faith take Parent’s views into account regarding the overall strategic direction of any such litigation, clearance or approval process, as applicable, and consult with Parent prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such litigation, clearance or approvals, as applicable.

(g) (I) Unless otherwise instructed in writing by the Company, Parent shall give (or shall cause the other members of the Parent Group to give) any notices to third parties, and use, and cause the other members of the Parent Group to use, their reasonable best efforts to obtain any third party consents (i) necessary, proper or advisable under Parent Material Contracts to consummate the transactions contemplated by this Agreement; and (II) unless otherwise instructed in writing by Parent, the Company shall give (or shall cause the other members of the Company Group to give) any notices to third parties, and use, and cause the other members of the Company Group to use, their reasonable best efforts to obtain any third party consents necessary, proper or advisable under Company Material Contracts to consummate the transactions contemplated by this Agreement; provided, however, that the Parties shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Parent Material Contracts or Company Material Contracts in connection with consummation of the Merger and seeking any such actions, consents, approvals or waivers. If so requested by a Party, the other Party shall promptly cooperate with and timely respond to any information or other requests from third parties related to obtaining any consent from such third parties in connection with the transactions contemplated by this Agreement.

(h) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any consent, approval or waiver from any Person with respect to the Merger pursuant to Section 5.8(g), the Parent Group shall not, without the prior written consent of the Company, and none of the Company nor any of its Subsidiaries shall be required to, take any of the following actions in connection with seeking or obtaining any such consent, approval or waiver from such Person: (i) make any material payment of any fees, expenses, “profit sharing” payments or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value to such Person, (ii) amend, supplement or otherwise modify any Contract pursuant to which such Person is entitled to provide consent, approval or waiver, (iii) otherwise make any accommodation or provide any material benefit to such Person or (iv) incur any liability or other obligation.

(i) Parent and the Company shall not, and shall not permit any of their respective Subsidiaries to, (i) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, or (ii) enter into an agreement to form a new joint venture, strategic alliance or strategic partnership with another Person, or amend or modify any agreement for a joint venture, strategic alliance or strategic partnership with another Person if, in the case of each of clause (i) and clause (ii), doing so would reasonably be expected to (1) materially increase the risk of not obtaining any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or Order of any Governmental Entity necessary to consummate the transactions contemplated hereby or (2) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby.

(j) Parent shall agree, if reasonably requested by the Company so as to permit (or as identified by the Parties as reasonably likely to be necessary to permit) the expiration or termination of the applicable waiting periods under the HSR Act or the receipt of any other consent under any other applicable Competition Law, in each case as soon as practicable after the date of this Agreement (but in any event not later than the Outside Date unless otherwise directed by the Company), to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any assets, operations, rights, product lines, licenses, businesses or interests therein of Parent and its Subsidiaries, and take such action or actions that would in the aggregate have a similar effect; provided, however, that any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions (each, a “Potential Sale Transaction”) is conditioned on the occurrence of, and shall become effective only from and after, the Closing. Without limiting the foregoing, to the extent reasonably requested by the Company, Parent shall, and shall cause its Subsidiaries to, cooperate with the Company to facilitate a Potential Sale Transaction and, in furtherance thereof, to the extent reasonably requested by the Company, Parent shall, and shall cause its Subsidiaries, to (a) enter into confidentiality agreements containing customary terms with any Persons who the Company identifies to Parent as potential purchasers in a Potential Sale Transaction (such potential purchasers to be referred to as “Potential Purchasers”); (b) permit Potential Purchasers to conduct (and cooperate with such Potential Purchasers’ Representatives) reasonable documentary and other investigations with respect to such Potential Sale Transaction (provided, that any such Potential Purchaser executes and delivers to Parent a confidentiality agreement and, to the extent deemed advisable by the Company’s outside legal counsel, a clean team agreement, in each case containing customary terms); (c) comply with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a Potential Sale Transaction; and (d) deliver such notices, make such filings and execute such contracts relating to a Potential Sale Transaction as reasonably requested by the Company and at the Company’s expense.

Section 5.9 Certain Notices. During the Interim Period, each Party shall promptly notify the other Party of (a) the occurrence, or non-occurrence, of any event that would or would be reasonably likely to cause any condition to the obligations of any Party pursuant to Article VI not to be satisfied, (b) receipt of any written notice to the receiving Party from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement, or (c) receipt of any notice or other material communication from NASDAQ (or any other securities market) in connection with the Conversion or the Merger; provided, however, that the delivery of any notice pursuant to this Section 5.9 will not, in and of itself, limit, cure any breach of or otherwise affect any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

Section 5.10 Public Announcements. The initial press release of the Parties announcing the execution of this Agreement shall be a joint press release mutually agreed upon by the Parties. Thereafter, each Party agrees that no public release or announcement concerning the transactions contemplated hereby will be issued by any Party without the prior written consent of the other Party (which consent will not be unreasonably withheld, delayed or conditioned), except (a) as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant

Party is subject, in which case the Party required to make the release or announcement will use its reasonable best efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance, (b) releases or announcements consistent in all material respects with any release, disclosure or other public release or announcement previously made in accordance with this Section 5.10, (c) releases or announcements regarding the transactions contemplated by this Agreement in response to questions from the press, analysts, investors or those attending industry conferences, and internal announcements to employees, in each case, to the extent that such releases or announcements are not inconsistent with previous public releases or announcements made jointly by the Parties or approved by the Parties, and otherwise in compliance with this Section 5.10, and provided that such public releases or announcements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby, (d) with respect to any Change of Parent Recommendation or Change of Company Recommendation made in accordance with this Agreement or (e) in relation to any pending Proceeding between the parties.

Section 5.11 Employee Matters.

(a) For a period of 12 months following the Effective Time (or, with respect to any employee of Parent or its subsidiaries prior to the Effective Time who continues to be employed by Parent or any of its subsidiaries, (the “Continuing Parent Employee”)), other than any Union Employee (as defined below), until the earlier termination of employment of such Continuing Parent Employee, Parent shall provide to Continuing Parent Employees, (A) a base salary or wage rate and target annual bonus or commission opportunity that, in each case, is substantially comparable, in the aggregate to the base salary or wage rate and target annual bonus or commission opportunity that was provided to such Continuing Parent Employee, immediately prior to the Effective Time and (B) employee benefits that are substantially comparable in the aggregate to either, at the election of Parent following the Effective Time (x) the employee benefits provided to such Continuing Parent Employee immediately prior to the Effective Time or (y) the employee benefits provided to similarly situated employees of the Company or its subsidiaries (the “Continuing Company Employees”).

(b) To the extent that Parent modifies any coverage or benefit plan in which Continuing Parent Employees participate, Parent or any of its subsidiaries shall use commercially reasonable efforts to (i) waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any group health plans of Parent to be waived with respect to Continuing Parent Employees and their eligible dependents and (ii) give each Continuing Parent Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made.

(c) Following the Effective Time, to the extent that Continuing Parent Employee and/or Continuing Company Employee participates in a new employee benefit plan following the Effective Time, Parent or any of its subsidiaries shall use commercially reasonable efforts to (i) waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any group health plans of Parent to be waived with respect to such employees and their eligible dependents, (ii) give such employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar employee benefit plan, give each such employee service credit for such Parent employee’s employment with the Company or Parent, as applicable, for purposes of eligibility to participate and vesting credit (but excluding benefit accrual under any defined benefit pension plan) under each applicable Parent Benefit Plan as if such service had been performed with Parent or Company, as applicable.

(d) Nothing in this Agreement shall confer upon any Continuing Parent Employee or Continuing Company Employee, as applicable, any right to continue in the employ or service of Parent or any of its subsidiaries, or shall interfere with or restrict in any way the rights of Parent or any of its subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Parent Employee or Continuing Company Employee, as applicable, at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent and the Continuing Parent Employee or the Continuing Company Employee, as applicable, or any severance, benefit or other applicable plan, policy or program covering such Continuing Parent Employee or Continuing Company Employee, as applicable. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.11 shall (i) be deemed or construed to be an amendment or other modification of any Parent Benefit Plan, (ii) prevent Parent from amending or terminating any Parent Benefit Plan in accordance with their terms or (iii) create any third-party rights in any current or former service provider of Parent or any of its subsidiaries (or any beneficiaries or dependents thereof).

(e) With respect to the Continuing Parent Employees that are covered by a Collective Bargaining Agreement as of immediately prior to the Effective Time (the “Parent Union Employees”), Parent shall cause its applicable Subsidiary to continue to abide by the terms and conditions of each of the Collective Bargaining Agreements covering such Parent Union Employees subject to the terms for amendment provided in the Railway Labor Act. With respect to the Company’s Employees that are covered by a Collective Bargaining Agreement as of immediately prior to the Effective Time (the “Company Union Employees”), Parent shall cause the Company’s applicable Subsidiary to continue to abide by the terms and conditions of each of the Collective Bargaining Agreements covering such Company Union Employees subject to the terms for amendment provided in the Railway Labor Act.

Section 5.12 Indemnification of Parent Directors and Officers.

(a) For a period of six (6) years from and after the Effective Time, Parent shall indemnify and hold harmless all past and present directors, officers and employees of Parent to the same extent that such Persons are indemnified as of the date of this Agreement by Parent pursuant to applicable Law, the Post-Conversion Parent Charter, the Post-Conversion Parent Bylaws and indemnification agreements in existence on the date of this Agreement (but only to the extent such agreements were made available to the Company or are consistent, in all material respects, with the form of indemnification agreement filed with the Parent SEC Documents) with respect to acts or omissions in their capacity as directors, officers or employees of Parent occurring at or prior to the Effective Time. Parent shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceedings with respect to the matters subject to indemnification pursuant to this Section 5.12(a) in accordance with the procedures set forth in the Post-Conversion Parent Charter, Post-Conversion Parent Bylaws and indemnification agreements in existence on the date of this Agreement (but only to the extent such agreements were made available to the Company or are consistent, in all material respects, with the form of indemnification agreement filed with Parent SEC Documents).

(b) For a period of six (6) years from and after the Effective Time, Parent shall cause its certificate of incorporation and bylaws to contain provisions no less favorable with respect to exculpation and indemnification of directors and officers of Parent for periods at or prior to the Effective Time than are set forth in the Post-Conversion Parent Charter and the Post-Conversion Parent Bylaws. Parent shall cause the indemnification agreements in existence on the date of this Agreement with any of the directors, officers or employees of Parent (but only to the extent such agreements were made available to the Company or are consistent, in all material respects, with the form of indemnification agreement filed with the Parent SEC Documents) to continue in full force and effect in accordance with their terms following the Effective Time.

(c) Parent shall either (i) obtain at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as Parent’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by Parent (the “Parent D&O Insurance”); provided, that Parent may substitute therefor policies of at least the same coverage containing terms and conditions that are substantially equivalent and in any event not less favorable in the aggregate than the

Parent D&O Insurance with respect to matters occurring prior to the Effective Time; provided, however, that Parent will not be required to pay an annual premium for the Parent D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement.

(d) In the event Parent (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 5.12.

(e) The obligations under this Section 5.12 will (i) continue, notwithstanding any six (6)-year limitation referred to above, until the final disposition of any Proceeding brought or commenced during such six (6)-year period and (ii) not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.12 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.12 applies will be third-party beneficiaries of this Section 5.12).

(f) Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Parent Group for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 5.13 Indemnification of Company Directors and Officers.

(a) For a period of six (6) years from and after the Effective Time, Parent shall indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent that such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Charter, the Company Bylaws and indemnification agreements in existence on the date of this Agreement with respect to acts or omissions in their capacity as directors, officers or employees of the Company occurring at or prior to the Effective Time. Parent shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceedings with respect to the matters subject to indemnification pursuant to this Section 5.13(a) in accordance with the procedures set forth in the Company Charter, Company Bylaws and indemnification agreements in existence on the date of this Agreement.

(b) For a period of six (6) years from and after the Effective Time, Parent shall cause its certificate of incorporation and bylaws to contain provisions no less favorable with respect to exculpation and indemnification of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws. Parent shall cause the indemnification agreements in existence on the date of this Agreement with any of the directors, officers or employees of the Company to continue in full force and effect in accordance with their terms following the Effective Time.

(c) Parent shall either (i) obtain at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company (the “Company D&O Insurance”); provided, that Parent may substitute therefor policies of at least the same coverage containing terms and conditions that are substantially equivalent and in any event not less favorable in the aggregate than the Company D&O Insurance with respect to matters occurring prior to the Effective Time; provided, however, that Parent will not be required to pay an annual premium for the Company D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement.

(d) In the event Parent (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 5.13.

(e) The obligations under this Section 5.13 will (i) continue, notwithstanding any six (6)-year limitation referred to above, until the final disposition of any Proceeding brought or commenced during such six (6)-year period and (ii) not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.13 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.13 applies will be third-party beneficiaries of this Section 5.13).

(f) Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.13 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 5.14 State Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent, the Conversion, the Merger or the Primary Issuance, including the acquisition of shares of Company Common Stock pursuant thereto or any other transaction contemplated by this Agreement, the Escrow Agreement or the Three Party Agreement, then the Parent Board or the Company Board (as applicable) will take all action necessary so that the Merger, including the acquisition of shares of Company Common Stock pursuant thereto, or any other transaction contemplated by this Agreement, the Escrow Agreement or the Three Party Agreement (including the Conversion and the Primary Issuance), may be consummated as promptly as practicable on the terms contemplated by this Agreement, the Escrow Agreement or the Three Party Agreement (as applicable) or to otherwise render such Takeover Law inapplicable to the foregoing. Without limiting the foregoing, neither Parent nor the Company shall adopt or implement any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan.

Section 5.15 Section 16 Matters. Prior to the Effective Time, the Parent Board, or a duly authorized committee of non-employee directors thereof, will adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of shares of Parent Common Stock pursuant to the Merger by any incoming officer or director of Parent who may become a covered Person of Parent for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Section 5.16 Stockholder Litigation. Parent shall provide the Company as promptly as practicable with any pleadings relating to any Stockholder Litigation and will keep the Company reasonably and promptly informed regarding the status of any such Stockholder Litigation. Parent shall cooperate with and give the Company a reasonable opportunity to participate in the defense or settlement of any such Stockholder Litigation, and no such settlement will be agreed to without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned). Without limiting the preceding sentence, Parent shall give the Company the right to review and comment on all filings or responses to be made by it in connection with any Stockholder Litigation, and it will in good faith take such comments into account.

Section 5.17 Tax Matters.

(a) The Parties intend that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Parent and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations (the “Intended Tax Treatment”) and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations

Section 1.368-2(g). None of the Parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, whether before or after the Merger, if such fact, circumstance or action would be reasonably expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The Merger will be reported by the Parties for all Tax purposes in accordance with the Intended Tax Treatment, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by applicable law as a result of a “determination” (within the meaning of Section 1313(a) of the Code).

(b) The Parties will reasonably cooperate, and will cause their respective representatives to reasonably cooperate, to document and support the Intended Tax Treatment, including providing factual support letters of the sort customarily provided as the basis for a legal opinion that the Merger qualify for the Intended Tax Treatment.

(c) On the Closing Date, the Company will provide Parent with certificates on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Section 1.1445-2(b)(2), 1.1445-2(c)(3) and 1.897-2(h), as applicable, certifying that the Company is not a “foreign person” within the meaning of Section 1445 of the Code and that interests in the Company are not United States real property interests within the meaning of Sections 897 and 1445 of the Code; provided, however, that, notwithstanding anything to the contrary, Parent’s sole remedy in the event the Company fails to deliver such certificate will be to make a proper withholding of Tax to the extent required by applicable Tax Law. After the Closing, the Surviving Corporation will mail to the Internal Revenue Service a copy of the certification provided pursuant to Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h) together with the notice and information required by Treasury Regulations Section 1.897-2(h) in accordance with the provisions of and within the time frames provided in Treasury Regulations Section 1.897-2(h).

Section 5.18 RWI Policy. The Company shall be entitled to obtain a representations and warranties insurance policy (the “R&W Policy”) in connection with the transactions contemplated hereby covering losses of the Surviving Corporation arising from breaches of Parent’s representations and warranties contained herein. Parent shall, and shall cause its Representatives to, reasonably cooperate with the Company to bind any R&W Policy.

Section 5.19 NASDAQ Listing. The Parties shall prepare and submit to NASDAQ a listing application or notification, as applicable, covering the shares of Parent Common Stock to be issued in the Merger, and shall use their reasonable best efforts to cause such shares of Parent Common Stock to be authorized for listing on NASDAQ, at or prior to the Closing.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each Party to consummate the transactions contemplated hereby will be subject to the satisfaction or (to the extent permitted by applicable Law) written waiver at or prior to the Closing of each of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) The Parent Stockholder Approvals shall have been obtained.

(c) The waiting period applicable to the consummation of the Merger under the HSR Act (and any timing agreement with any Governmental Entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Merger contemplated by this Agreement entered into in connection therewith) shall have expired or been terminated.

(d) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and be in effect and no Proceedings for that purpose shall have been initiated and be pending.

(e) The shares of Parent Common Stock issuable in the Merger shall have been approved for listing on NASDAQ.

(f) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in each case, that is then in effect and has the effect of making illegal, enjoining, or otherwise restraining or prohibiting the consummation of the transactions contemplated hereby.

(g) The Parties shall have (A) received all of the approvals necessary to be obtained from the DOT, the FAA, the FCC, the TSA and foreign CAA to consummate the Merger. For avoidance of doubt, the Aviation Approvals shall include the receipt from DOT of an exemption from 49 U.S.C. § 41105, pursuant to 49 U.S.C. § 40109, allowing Parent and Company to operate under common ownership pending DOT’s action on an application by Parent and Company for approval of a de facto transfer of their international route authorities (but shall not, for the avoidance of doubt, include the actual approval by DOT of a de facto transfer of such international route authorities) and (B) provided notification to, and received all of the approvals necessary to be obtained from, the Mexican Aviation Agency (“AFAC”) regarding transfer of control and the receipt of official confirmation issued by the AFAC taking note of the transfer of control resulting from the Merger ((A) and (B), collectively, the “Aviation Approvals”).

Section 6.2 Conditions to Obligations of Parent. The obligations of Parent to consummate the transactions contemplated hereby will be subject to the satisfaction or written waiver at or prior to the Closing of each of the following conditions:

(a) (i) The representations and warranties of the Company contained in Section 3.1, Section 3.2(c), Section 3.2(d), Section 3.2(e), Section 3.2(f), Section 3.2(g), Section 3.3, Section 3.4(a), Section 3.8 and Section 3.12 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any such representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all material respects as of such date or time), (ii) the representations and warranties of the Company contained in Section 3.9(b) shall be true and correct in all respects as of the date of this Agreement, (iii) the representations and warranties of the Company contained in the first sentence of Section 3.2(a) and the first sentence of Section 3.2(b) shall be true and correct in all respects as of the date of this Agreement, except for de minimis deviations, and (iv) all other representations and warranties of the Company contained in Article III (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any such representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time), except where the failure of such representations and warranties in this clause (iv) to be so true and correct individually or in the aggregate with all other such failures to be true and correct pursuant to this clause (iv), would not constitute a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with the covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Parent shall have received a certificate of the Company, executed by an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.2 have been satisfied.

Section 6.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby will be subject to the satisfaction or written waiver at or prior to the Closing of each of the following conditions:

(a) (i) The representations and warranties of Parent contained in Section 4.1, Section 4.2(c), Section 4.2(d), Section 4.2(e), Section 4.2(f), Section 4.2(g), Section 4.3, Section 4.4(a), Section 4.7(f), Section 4.9, Section 4.28 and Section 4.29 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any such representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all material respects as of such date or time), (ii) the representations and warranties of Parent contained in Section 4.11(b) shall be true and correct in all respects as of the date of this Agreement, (iii) the representations and warranties of Parent contained in the first sentence of Section 4.2(a) and the first sentence of Section 4.2(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, except for de minimis deviations, and (iv) all other representations and warranties of Parent contained in Article IV (without giving effect to any references to any Parent Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any such representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time), except where the failure of such representations and warranties in this clause (iv) to be so true and correct individually or in the aggregate with all other such failures to be true and correct pursuant to this clause (iv), would not constitute a Parent Material Adverse Effect.

(b) Parent shall have performed and complied in all material respects with the covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d) The Company shall have received a certificate of Parent, executed by an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.3 have been satisfied.

(e) Immediately after giving effect to issuance of shares of Parent Common Stock in the Merger and the Primary Issuance, no Person or group shall beneficially own 30% or more of the issued and outstanding shares of Parent Common Stock.

(f) (i) Each of the transactions contemplated by Article I, Section 2.2(a), Section 2.3(a), Section 2.3(b) and Section 2.3(d) (but, in the case of Section 2.3(d), only to the extent of any transactions that are contemplated to occur prior to the Closing), in each case of the Three Party Agreement, shall have been consummated (in each case, except for those transactions to be consummated at the Closing, but subject to the consummation of such transactions at the Closing), (ii) each of the parties to the Three Party Agreement other than Republic shall not have materially breached any of its representations, warranties, covenants or agreements contained in the Three Party Agreement, (iii) United shall not have provided Parent or the Company with written notice of its intent not to perform or comply with any of the post-Closing terms or conditions under the Three Party Agreement and (iv) the Company shall have received a certificate of United, executed by an executive officer of United, dated as of the Closing Date, certifying that (A) each of the conditions set forth in clauses (i), (ii) and (iii) of Section 1.7(i) of the Three Party Agreement has become satisfied or irrevocably waived by United, (B) as a result of the certifications made in clause (A), the last sentence of Section 1.7(i) of the Three Party Agreement is moot and of no further force and effect and (C) as a result of the certifications made in clauses (A) and (B), United irrevocably waives its right to terminate the Three Party Agreement pursuant to Section 5.1(b)(iv) of the Three Party Agreement.

(g) (i) United shall not have materially breached any of its representations, warranties, covenants or agreements contained in the CPA Side Letter and (ii) United shall not have provided Parent or the Company with written notice of its intent not to perform or comply with any of the terms or conditions under the Go-Forward CPA.

(h) Parent shall have filed with the SEC and made publicly available on EDGAR its Form 10-K for the period ended September 30, 2024 and shall have included therein (A) true, correct and complete copies of Parent’s and its Subsidiaries’ consolidated audited balance sheet as of September 30, 2024 and the related consolidated audited statements of operations and comprehensive (loss) income, stockholders’ equity and cash flows for the year ended September 30, 2024 (the “Final 2024 Financial Statements”), which Final 2024 Financial Statements shall not deviate in any material respect from the Draft 2024 Financial Statements, and (B) a true, correct and complete copy of the report of Marcum to the Parent Board related to Marcum’s audit of the Final 2024 Financial Statements (the “Final 2024 Audit Opinion”), which Final 2024 Audit Opinion shall not deviate in any material respect from the Draft 2024 Audit Opinion.

(i) Parent shall have filed with the SEC and made publicly available on EDGAR its Form 10-Q for the period ended December 31, 2024 and shall have included therein true, correct and complete copies of Parent’s and its Subsidiaries’ consolidated unaudited balance sheet as of December 31, 2024 and the related consolidated unaudited statements of operations and comprehensive (loss) income, stockholders’ equity and cash flows for the three months ended December 31, 2024 (the “Final 2025 Q1 Financial Statements”), which Final 2025 Q1 Financial Statements shall not deviate in any material respect from the Draft 2025 Q1 Financial Statements.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, by action taken or authorized by the board of directors of the terminating Party, whether before or (except as provided below) after the Parent Stockholder Approvals and the Company Stockholder Approval have been obtained:

(a) by mutual written consent of each of Parent and the Company;

(b) by either Parent or the Company, if:

(i) any court of competent jurisdiction or other Governmental Entity has issued an Order or Law permanently enjoining or otherwise permanently prohibiting the consummation of the transactions contemplated hereby, which Order or Law has become final and non-appealable;

(ii) the Effective Time has not occurred by 5 pm eastern on January 5, 2026 (the “Outside Date”); provided, that if as of the Outside Date, any of the conditions set forth in Section 6.1(c), Section 6.1(f) (solely with respect to Competition Laws or Aviation Approvals) or Section 6.1(g) shall not have been satisfied, then the Outside Date shall automatically be extended to April 6, 2026, and such extended date shall be deemed to be the Outside Date; provided further, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any Party whose failure to fulfill any covenants or agreements under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(iii) the Parent Stockholder Approvals shall not have been obtained at the Parent Stockholder Meeting duly convened therefor, including at any adjournment, postponement or other delay thereof, at which a vote on such adoption was taken (the “Vote-Taking Parent Stockholder Meeting”); or

(iv) the Company Stockholder Approval shall not have been obtained by the time of the completion of the Vote-Taking Parent Stockholder Meeting;

(c) by Parent:

(i) if (i) there is a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that any condition in Section 6.2(a) or Section 6.2(b) would not be satisfied were the Closing then to occur, (ii) Parent has delivered to the Company written notice of such breach and (iii) either such breach is not capable of being cured or, if curable, has not been cured prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of such written notice to the Company; provided, however, that Parent will not be permitted to terminate this Agreement pursuant to this Section 7.1(c)(i) if any representation, warranty, covenant or agreement of Parent contained in this Agreement has been breached such that any condition in Section 6.3(a) or Section 6.3(b) is not then satisfied;

(ii) prior to obtaining the Parent Stockholder Approvals, in order to concurrently enter into a Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal as provided under Section 5.4(g) (provided, that (A) prior to or concurrently with such termination Parent pays the Company the Termination Fee under Section 7.3 and (B) Parent shall not have materially breached Section 5.4 in respect of the underlying Parent Acquisition Proposal); or

(iii) if, prior to the time the Company Stockholder Approval is obtained, the Company Board or any committee thereof shall have effected a Change of Company Recommendation;

(d) by the Company:

(i) if (i) there is a breach of any representation, warranty, covenant or agreement of Parent contained in this Agreement such that any condition in Section 6.3(a) or Section 6.3(b) would not be satisfied were the Closing then to occur, (ii) the Company has delivered to Parent written notice of such breach and (iii) either such breach is not capable of being cured or, if curable, has not been cured prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of such written notice to Parent; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 7.1(d)(i) if any representation, warranty, covenant or agreement of the Company contained in this Agreement has been breached such that any condition in Section 6.2(a) or Section 6.2(b) is not then satisfied;

(ii) prior to obtaining the Company Stockholder Approval, in order to concurrently enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal as provided under Section 5.6(g) (provided, that (A) prior to or concurrently with such termination the Company pays Parent the Termination Fee under Section 7.3 and (B) the Company shall not have materially breached Section 5.6 in respect of the underlying Company Acquisition Proposal);

(iii) if, prior to the time the Parent Stockholders Approvals are obtained, the Parent Board or any committee thereof shall have effected a Change of Parent Recommendation;

(iv) if (i) there is a breach of any representation, warranty, covenant or agreement of any party to the Three Party Agreement other than Republic contained in the Three Party Agreement such that any condition in Section 6.3(f) would not be satisfied were the Closing then to occur, (ii) the Company has delivered to Parent and United written notice of such breach and (iii) either such breach is not capable of being cured or, if curable, has not been cured prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of such written notice to Parent and United;

(v) if (i) there is a breach of any representation, warranty, covenant or agreement of United contained in the CPA Side Letter such that any condition in Section 6.3(g) would not be satisfied were the Closing then to occur, (ii) the Company has delivered to United and Parent written notice of such breach and (iii) either such breach is not capable of being cured or, if curable, has not been cured prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of such written notice to United and Parent;

(vi) if (i) United has provided Parent or the Company with written notice of its intent not to perform or comply with any of the post-Closing terms or conditions under the Three Party Agreement and (ii) United does not retract such written notice prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of United’s initial written notice;

(vii) if (i) United has provided Parent or the Company with written notice of its intent not to perform or comply with any of the terms or conditions under the Go-Forward CPA and (ii) United does not retract such written notice prior to the earlier of (x) the Outside Date and (y) the 20th day following the delivery of United’s initial written notice;

(viii) if the Three Party Agreement is terminated in accordance with its terms; or

(ix) if, following the expiration of the 10 BD Solicitation Period, the Company Stockholder Approval has not yet been obtained (assuming the Company has elected to utilize the 10 BD Solicitation Period to solicit the Company Stockholder Approval); provided, however, that the Company may only exercise the termination right provided under this clause (ix) during the three Business Day period following the expiration of the 10 BD Solicitation Period and, if the Company has not exercised such termination right by the end of such three Business Day period, the Company shall deliver to Parent a written waiver of such termination right as contemplated by Section 5.5.

Section 7.2 Effect of Termination. In the event of termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no further force or effect, and there shall be no further liability or obligation on the part of Parent or the Company with respect to any pre-termination facts or circumstances, including any pre-termination breach of this Agreement; provided, that the Confidentiality Agreement and the last sentence of Section 5.3, Section 5.10, this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive the termination of this Agreement and remain in full force and effect in accordance with their respective terms.

Section 7.3 Termination Fee; Expense Reimbursement.

(a) In the event that this Agreement is terminated pursuant to Section 7.1(c)(ii), then Parent shall pay, or cause to be paid, to the Company an amount in cash equal to $1,500,000 (the “Termination Fee”) prior to or concurrent with such termination.

(b) In the event that this Agreement is terminated pursuant to Section 7.1(d)(iii), then Parent shall pay, or cause to be paid, to the Company the Termination Fee within two Business Days following such termination.

(c) In the event that (i) this Agreement is terminated pursuant to Section 7.1(b)(iii), (ii) prior to the date of the Vote-Taking Parent Stockholder Meeting, a Parent Acquisition Proposal has been publicly announced and (iii) within twelve months following the termination of this Agreement, a member of the Parent Group enters into a Parent Alternative Acquisition Agreement with respect to, or the Parent Board shall have approved or recommended to the Parent’s stockholders, any Parent Acquisition Proposal that is later consummated (regardless of whether or not such consummation occurs prior to or following the end of such twelve month period), then Parent shall pay, or cause to be paid, to the Company the Termination Fee prior to or concurrent with the consummation of such Parent Acquisition Proposal; provided, that for purposes of this Section 7.3(c), the term “Parent Acquisition Proposal” will have the meaning assigned to such term in Appendix A, except that the references to “20%” will be deemed to be references to “50%”.

(d) In no event shall Parent be required to pay the Termination Fee on more than one occasion. All payments to the Company under this Section 7.3 will be made by wire transfer of immediately available funds to the account designated by the Company in writing to Parent. Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, Parent and the Company would not enter into this Agreement. Accordingly, if Parent fails to promptly pay any amounts due pursuant to this Section 7.3, Parent shall pay to the Company interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. Furthermore, if the Company commences a Proceeding that results in a judgment against Parent for any amounts due pursuant to this Section 7.3, Parent shall pay or cause to be paid to the Company its costs and expenses (including attorneys’ fees) in connection with such Proceeding.

(e) In the event that this Agreement is terminated pursuant to Section 7.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee prior to or concurrent with such termination.

(f) In the event that this Agreement is terminated pursuant to Section 7.1(c)(iii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee within two Business Days following such termination.

(g) In the event that (i) this Agreement is terminated pursuant to Section 7.1(b)(iv), (ii) prior to the date of the Vote-Taking Parent Stockholder Meeting, a Company Acquisition Proposal has been publicly announced and (iii) within twelve months following the termination of this Agreement, a member of the Company Group enters into a Company Alternative Acquisition Agreement with respect to, or the Company Board shall have approved or recommended to the Company’s stockholders, any Company Acquisition Proposal that is later consummated (regardless of whether or not such consummation occurs prior to or following the end of such twelve month period), then the Company shall pay, or cause to be paid, to Parent the Termination Fee prior to or concurrent with the consummation of such Company Acquisition Proposal; provided, that for purposes of this Section 7.3(g), the term “Company Acquisition Proposal” will have the meaning assigned to such term in Appendix A, except that the references to “20%” will be deemed to be references to “50%”.

(h) In no event shall the Company be required to pay the Termination Fee on more than one occasion. All payments to the Company under this Section 7.3 will be made by wire transfer of immediately available funds to the account designated by Parent in writing to the Company. Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, Parent and the Company would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amounts due pursuant to this Section 7.3, the Company shall pay to Parent interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. Furthermore, if Parent commences a Proceeding that results in a judgment against the Company for any amounts due pursuant to this Section 7.3, the Company shall pay or cause to be paid to Parent its costs and expenses (including attorneys’ fees) in connection with such Proceeding.

Section 7.4 Amendment. This Agreement may be amended by the Company and Parent by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approvals are obtained; provided, that, after the Company Stockholder Approval or the Parent Stockholder Approvals are obtained, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 7.5 Waiver. At any time prior to the Effective Time, Parent, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other,

(b) waive any breaches in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations, Warranties and Pre-Closing Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, nor any of the covenants or agreements in this Agreement that contemplate performance in whole prior to the Effective Time, will survive the Effective Time. This Section 8.1 will not limit any covenant or agreement in this Agreement which by its terms contemplates performance in whole or in part after the Effective Time.

Section 8.2 Fees and Expenses. Subject to Section 7.3, all fees and expenses incurred in connection with the preparation, negotiation and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that all filing and other similar fees paid in respect of the filing of the pre-merger notification report under the HSR Act, DOT filings and pursuant to other applicable Competition Laws, and filings fees of the SEC in connection with Parent’s filing of the S-4 (excluding, for the avoidance of doubt, in each case, legal fees and other advisor fees of the Parties incurred in connection with the preparation and submission of such filings, which shall be borne by the Party that has engaged such advisors) shall be paid entirely by the Company.

Section 8.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been given and received (a) when delivered in person (with written confirmation of receipt), (b) on the date received by electronic mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if received after normal business hours of the recipient, or (c) when received by the addressee if sent by certified or registered mail (return receipt requested) or nationally recognized express courier (with written confirmation of delivery). Such communications must be sent to the respective Parties at the following addresses (or to such other address as such Party may have specified in a written notice given to the other Parties in accordance with this Section 8.3).

if to Parent, to:

Mesa Air Group, Inc.

410 N. 44th Street, Suite 700

Phoenix, AZ 85008

Email: ***

Attention: Brian S. Gillman

with a copy (which shall not constitute notice) to:

Pachulski Stang Ziehl & Jones LLP

10100 Santa Monica Blvd., 13th Floor

Los Angeles, CA 90067

Email: rpachulski@pszjlaw.com; jlucas@pszjlaw.com

Attention: Richard M. Pachulski; John W. Lucas

and

DLA Piper LLP (US)

2525 E. Camelback Road, Suite 1000

Phoenix, AZ 85016

Email: greg.hall@us.dlapiper.com

Attention: Gregory R. Hall

if to the Company, to:

Republic Airways Holdings Inc.

8909 Purdue Road, Suite 300

Indianapolis, IN 46268

Email: ***

Attention: Chad Pulley

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

900 G Street NW, Suite 900

Washington, DC 20001

Email: jonathan.corsico@stblaw.com; benjamin.bodurian@stblaw.com

Attention: Jonathan Corsico; Benjamin Bodurian

Section 8.4 Interpretation; Certain Definitions; Exhibits and Schedules.

(a) The Parties have participated collectively in the negotiation and drafting of this Agreement with the benefit of competent legal representation, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions hereof.

(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified. The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and references to a Person are also to its permitted successors and assigns. The term “or” is used in the inclusive sense of “and/or”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any agreement, document or instrument referred to herein shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof, including by way of any associated side letters or similar agreements (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument, as amended, in each case, as of such date). Reference to any Law means such Law as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). References to “$” or “dollars” means U.S. dollars. Unless the context requires otherwise, the phrase “ordinary course of business” means “ordinary course of business consistent with past practice in all material respects”.

(c) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Schedule and the Parent Disclosure Schedule are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

Section 8.5 Severability. If any term or provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction or other competent authority to be invalid, illegal or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon any such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.6 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Any attempted assignment in violation of this Section 8.6 shall be null and void.

Section 8.7 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement (including the exhibits, annexes, schedules and appendices hereto and thereto), constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and they supersede all other prior agreements and understandings among the Parties, with respect to the subject matter hereof and thereof.

Section 8.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any Person other than the Parties or their respective successors and permitted assigns any legal or equitable rights, remedies or benefits of any nature whatsoever under or by reason of this Agreement, except (i) as specifically provided in Sections 5.12 and 5.13 (in each case, which shall be to the benefit of the Persons referred to in such section), (ii) each Company stockholder and each holder of Company Equity Awards shall be a third-party beneficiary of the provisions of Article II (from and after the Closing), and (iii) for the rights of the Non-Recourse Parties as and to the extent provided in Section 8.13.

Section 8.9 Remedies.

(a) Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy.

(b) The Parties agree that irreparable damage and harm would occur in the event that any provision of this Agreement were not performed in accordance with its terms and that, although monetary damages may be available for such a breach, monetary damages would be an inadequate remedy therefor. Accordingly, each of the Parties agrees that, in the event of any breach or threatened breach of any provision of this Agreement by such Party, the other Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches hereof and to specifically enforce the terms and provisions hereof. A Party seeking an order or injunction to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof shall not be required to provide, furnish or post any bond or other security in connection with or as a condition to obtaining any such order or injunction, and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, each Party agrees that it shall not allege, and each Party hereby waives the defense, that there is an adequate remedy available at law.

Section 8.10 Governing Law; Exclusive Jurisdiction.

(a) This Agreement and all matters, claims, controversies, disputes, suits, actions or Proceedings arising out of or relating to this Agreement and the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, including all rights of the Parties (whether sounding in contract, tort, common or statutory law, equity or otherwise) in connection therewith, shall be interpreted, construed and governed by and in accordance with, and enforced pursuant to, the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than those of the State of Delaware.

(b) Each of the Parties hereby (i) agrees and irrevocably consents to submit itself to the exclusive jurisdiction of the Court of Chancery in the State of Delaware (or if such court finds it lacks subject matter jurisdiction, the federal or other state courts in the State of Delaware) (the “Chosen Courts”) in any Proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, (ii) agrees that all claims in respect of any such Proceeding will be heard and determined in any Chosen Court, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any Chosen Court, (iv) agrees not to bring or support any Proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (whether in contract, tort, common or statutory law, equity or otherwise) anywhere other than any Chosen Court and (v) agrees that a final and non-appealable judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the Parties waives any defense of inconvenient forum to the maintenance of any Proceeding brought in any Chosen Court in accordance with this Section 8.10. Each of the Parties agrees that the service of any process, summons, notice or document in connection with any such Proceeding may be served upon them in any manner authorized by the laws of the State of Delaware.

Section 8.11 Waiver of Jury Trial. EACH PARTY (I) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR PROCEEDING THAT MAY ARISE UNDER OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND (II) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CONTROVERSY OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY (A) CERTIFIES AND ACKNOWLEDGES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) CERTIFIES AND ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION OF THIS AGREEMENT, (C) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND (D) MAKES THIS WAIVER VOLUNTARILY.

Section 8.12 Counterparts and Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to be one and the same agreement or document. Delivery of an executed signature page to this Agreement by electronic transmission (including in pdf, DocuSign, email or other means of electronic transmission) shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement for all purposes.

Section 8.13 Non-Recourse. Except as otherwise expressly provided in this Agreement, (a) this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the Persons that are expressly identified as Parties herein in their capacities as such, (b) no former, current or future stockholders, equity holders, Controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any Party hereto, or any former, current or future direct or indirect stockholder, equity holder, Controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith; provided, however, that the foregoing shall not limit the obligations or liabilities of any Non-Recourse Party under any Ancillary Agreement or other agreement to which such Non-Recourse Party is a party, and (c) without limiting the rights of any Party against the other Party, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against or make any claims for breach of this Agreement against any Non-Recourse Party. The covenants contained in this Section 8.13 are intended to be for the benefit of, and shall be enforceable by, each of the Non-Recourse Parties and their respective heirs and assigns and shall not be deemed exclusive of any other rights to which any such Person may be entitled, whether pursuant to Law, Contract or otherwise.

Section 8.14 Mesa Representative.

(a) By virtue of the approval of this Agreement and the Plan of Conversion and the approval of the Conversion and the Merger by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Stockholder Meeting, each of the holders of issued and outstanding shares of Parent Stock shall be deemed to have irrevocably authorized and appointed Mesa Shareholder Representative, LLC, a Nevada limited liability company (the “Mesa Representative”) as its lawful and exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution) for and on behalf of such holder of issued and outstanding shares of Parent Stock, with full power and authority to represent such holder and such holder’s successors and assigns, with full power of substitution in the premises, with respect to all matters arising under the Escrow Agreement and the Three Party Agreement, and such matters herein relating to the Escrow Agreement, the Three Party Agreement, the Escrow Asset and the distribution thereof (including pursuant to Section 2.6 hereof), in accordance with the terms of this Section 8.14 and the terms of such agreements, including all such actions that are either necessary or appropriate in the judgment of the Mesa Representative for the accomplishment of the foregoing or specifically mandated by the terms of this Agreement, the Three Party Agreement or the Escrow Agreement.

(b) The Mesa Representative shall not be liable for any act done or omitted, as Mesa Representative, pursuant to this Section 8.14, this Agreement, the Escrow Agreement or the Three Party Agreement, except to the extent that any such act done or omitted that constitutes fraud, gross negligence, bad faith or willful misconduct by or on behalf of the Mesa Representative. The Mesa Representative shall only have the duties expressly stated in this Agreement, the Three Party Agreement and the Escrow Agreement and shall have no other duty, express or implied. The Mesa Representative shall be entitled to recover any expenses incurred by the Mesa Representative arising out of or in connection with this Agreement, the Escrow Agreement or the Three Party Agreement, or the acceptance or administration of the Mesa Representative’s duties hereunder or thereunder, including the reasonable fees and expenses of any legal counsel retained by the Mesa Representative, from amounts available in the Mesa Representative Expense Fund. A decision, act, consent or instruction of the Mesa Representative in accordance with its authorities granted under this Agreement, the Escrow Agreement or the Three Party Agreement shall constitute a decision of the holders of issued and outstanding shares of Parent Stock as of immediately prior to the Effective Time and shall be final, binding and conclusive upon such holders.

[Signature pages follow]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MESA AIR GROUP, INC.

By:	/s/ Michael Lotz
Name:	Michael Lotz
Title:	President

REPUBLIC AIRWAYS HOLDINGS INC.

By:	/s/ Joseph P. Allman
Name:	Joseph P. Allman
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” means an executed customary confidentiality agreement between Parent or the Company (as applicable) and a third Person that (i) does not include any provision for any exclusive right of such third Person or any of its Affiliates to negotiate with Parent or any of its Affiliates or the Company of any of its Affiliates (as applicable) or having the effect of restricting Parent or the Company (as applicable) from fulfilling any of its obligations under this Agreement, including under Section 5.4 or Section 5.6 (as applicable); (ii) contains provisions that are no more favorable in the aggregate to the third Person than those contained in the Confidentiality Agreement; and (iii) does not require any member of the Parent Group or the Company Group (as applicable) to reimburse the costs or expenses of any Person.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the first Person specified.

“Ancillary Agreements” means the Three Party Agreement, the Escrow Agreement, the Company Written Consents and each other agreement, certificate, instrument or similar Contract delivered, or to be delivered pursuant to this Agreement.

“Archer Agreements” means, (a) the Aircraft Purchase Agreement, dated as of January 29, 2021, between Archer Aviation Inc., as seller, and United Airlines, Inc., as buyer., (b) the Collaboration Agreement, dated as of January 29, 2021, between Archer Aviation Inc. and United Airlines, Inc., (c) Assignment and Assumption Agreement, dated as of February 26, 2021, among Mesa Airlines, Inc., United Airlines, Inc., Mesa Air Group, Inc., and Archer Aviation Inc., (d) the Aircraft Purchase Agreement, dated as of April 29, 2021, among Archer Aviation Inc., as seller, Mesa Airlines, Inc., as buyer, and Mesa Air Group, Inc., as buyer parent, (e) Warrant to Purchase Shares of Archer Aviation Inc., issued January 29, 2021 by Archer Aviation Inc. and acknowledged and agreed by United Airlines, Inc., as holder, (f) Subscription Agreement, entered into as of February 10, 2021, between Atlas Crest Investment Corp. and United Airlines, Inc., as investor, (g) Transaction Support Agreement, entered into as of February 26, 2021, among Atlas Crest Investment Corp. and Mesa Air Group, Inc., as stockholder, (h) Warrant to Purchase Shares of Archer Aviation Inc., issued February 26, 2021 by Archer Aviation Inc. and acknowledged and agreed by Mesa Air Group, Inc., as holder, and any amendments or documents related to the foregoing.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Business Day” means any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York, are authorized or obligated by Law or executive order to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (Mar. 27, 2020), as the same may be amended from time to time.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Acquisition Proposal” means, with respect to the Company, any offer or proposal from any Person or group (other than Parent) concerning any, in a single transaction or series of related transactions, direct or indirect (a) merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution, conversion, transfer, domestication or continuance or other transaction involving the Company which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 20% or more of the voting power of the Company or 20% or more of the voting power of the successor to the Company in such transaction or the resulting direct or indirect parent of the Company or such successor (or any securities convertible into, or exchangeable for, securities representing such voting power), (b) sale, lease, exchange, transfer, license or other disposition of assets of the Company representing 20% or more of the consolidated assets of the Company (whether based on the fair market value, revenue generation or net income), (c) issuance or sale by the Company of Equity Interests representing, convertible into or exchangeable for 20% or more of the voting power of the Company, (d) transaction in which any Person will acquire beneficial ownership, or the right to acquire beneficial ownership of shares of capital stock representing 20% or more of the voting power of the Company, or (e) any combination of the foregoing (in each case, other than the Merger). Notwithstanding the foregoing, none of the following shall constitute a Company Acquisition Proposal: (A) any transfer of Equity Interests of any stockholder of the Company or of any direct or indirect member, stockholder, partner or other equity holder of such stockholder (an “Upper-Tier Transfer”), including to the extent such Upper-Tier Transfer triggers a change of control of such stockholder, and (B) any transfer of Equity Interests of the Company held by any stockholder of the Company.

“Company Benefit Plan” means, all “employee benefit plans” as defined in Section 3(3) of ERISA and all bonus, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all employment, consulting, termination, severance or other contracts or agreements, whether or not in writing and whether or not funded, with respect to which any member of the Company Group has or may have any obligation or which are maintained, contributed to or sponsored by any member of the Company Group for the benefit of any current or former employee, officer, director or consultant of any member of the Company Group.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the common stock, par value $0.001, of the Company.

“Company Equity Award” means a Company RSU Award or any other equity award granted under the Company Equity Award Plan.

“Company Equity Award Plan” means the Company’s 2020 Omnibus Incentive Plan.

“Company Group” means the Company and each Subsidiary of the Company.

“Company Intervening Event” means any material event, circumstance, change, effect, development or condition with respect to the Company Group or its business that (i) was not known or reasonably foreseeable by the Company Board as of execution and delivery of this Agreement and (ii) first becomes known to the Company Board after the execution and delivery of this Agreement and at any time prior to the time the Company Stockholder Approval is obtained; provided, however, that in no event shall any event, circumstance, change, effect, development or condition resulting from or relating to any of the following give rise to a Company Intervening Event: (a) the receipt, existence, or terms of a Company Acquisition Proposal or Company Superior Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Company Acquisition Proposal” and “Company Superior Proposal”) or any matter relating thereto or consequence thereof; (b) the announcement or pendency of the transactions contemplated by this Agreement, including the Merger; (c) any breach of this Agreement by the Company; (d) the fact that the Company has exceeded or met any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of the Company’s revenue, earnings or other financial performance or results of operations; or (e) any changes in the market price or trading volume of the shares of Company Common Stock.

“Company Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect (each, an “Effect”) that, individually or in the aggregate, (a) would, or would reasonably be expected to, prevent, materially impair or materially delay the ability of the Company to, by the Outside Date, consummate the transactions contemplated by this Agreement that are to occur at or prior to the Closing, or (b) has had, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company Group, taken as a whole; provided, however, that in the case of this clause (b) only, the determination of the existence of any “Company Material Adverse Effect” shall not take into account any of the following: (i) any changes after the date hereof in general economic conditions, or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, in the United States or any other country or region in the world, or any industry-wide development after the date hereof generally affecting airline companies; (ii) any change after the date hereof in GAAP or any applicable Laws affecting the operation of the business of the Company Group; (iii) any change resulting from the announcement or pendency of the transactions contemplated by this Agreement, including the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees (including any employee attrition), suppliers, customers, partners, lenders, lessors, vendors, Governmental Entities or any other third Person (it being understood that this clause (iii) shall not apply to any representation, warranty, covenant or agreement of the Company herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby); (iv) any change after the date hereof in regulatory, legislative or political conditions in the United States or any other country or region in the world; (v) acts of war, outbreak or escalation of hostilities, terrorism, sabotage, or other changes in geopolitical conditions, earthquakes, volcanic eruptions, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, COVID-19 and the impact of COVID-19 or any COVID-19 Measures on the Company Group) and other similar events in the United States or any other country or region in the world, in each case arising after the date hereof; (vi) any failure by the Company to meet any internal or published (including analyst) budgets, projections, expectations, forecasts or predictions in respect of the Company Group’s revenue, earnings or other financial performance or results of operations (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration in determining whether there has been, a Company Material Adverse Effect); (vii) any action required to be taken or omitted by the Company or any member of the Company Group pursuant to this Agreement or taken or omitted at the express written request of Parent; (viii) any change after the date hereof in the market price or trading volume, or the downgrade in rating, of the Company’s securities (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration into determining whether there has been, a Company Material Adverse Effect); (ix) any change after the date hereof in the conditions in the industries in which the Company Group conducts business (including as the result of fuel or other commodity price changes); (x) the development, continuation or worsening, in each case after the date hereof, of supply chain or service disruptions affecting the Company Group; or (xi) any breach by Parent of this Agreement; provided, further, that the Effects set forth in the foregoing clauses (i), (ii), (iv), (v), (ix) and (x) shall be taken into account in determining whether there has occurred a Company Material Adverse Effect only to the extent such Effects have, individually or in the aggregate, a disproportionate adverse impact on the Company Group relative to other companies in the airline industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company RSU” means each award of restricted stock units (whether subject to time- or performance-based vesting conditions) granted pursuant to the Company Equity Award Plan.

“Company Stockholder” shall mean any Person who is a holder of Company Common Stock.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (except the references therein to “20%” will be replaced by “50%”) made by any Person or group (other than Parent) after the date of this Agreement that the Company Board has determined in its good faith judgment, after consultation with its outside legal counsel and with its financial advisors, (a) would result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent pursuant to Section 5.6(g)) and after taking into account the identity of the Person or group making the proposal, likelihood of consummation of such transaction in accordance with the terms of such Company Acquisition Proposal and legal, financial, regulatory, timing and other applicable aspects of such Company Acquisition Proposal; and (b) is reasonably capable of being consummated in accordance with the material terms thereof substantially within the timeframe contemplated by such Company Acquisition Proposal.

“Company Warrants” means the warrants issued by the Company to Treasury prior to the date hereof.

“Company Written Consent” means the written consent of a Company Stockholder, in a form to be selected by the Company following the date hereof.

“Competition Law” means any domestic or foreign antitrust, competition and merger control law or regulation that is applicable to the transactions contemplated by this Agreement.

“Contract” shall mean any legally binding contract, subcontract, lease, sublease, conditional sales contract, resolution, settlement, purchase order, sales order, license, indenture, note, bond, loan, commitment, instrument or other agreement.

“control” means the possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “controlling” and “controlled by” shall have correlative meanings.

“COVID-19” means the emergence or spread of SARS-CoV-2 or COVID-19 (including any evolutions, mutations or variations thereof) and any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline, response or recommendation of or promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and including, in each case, any changes in any such Law, directive, guidance, response or recommendation.

“DGCL” means the General Corporation Law of the State of Delaware, as amended from time to time.

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“DOT” means the United States Department of Transportation or any successor thereto.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to pollution or the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, or Release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of Persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, phantom equity, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Asset” has the meaning ascribed to such term in the Escrow Agreement; provided, however, that the Escrow Asset and any amounts payable therefrom to holders of Parent Common Stock immediately prior to the Effective Time in accordance with Section 2.6 hereof shall consist solely of shares of Parent Common Stock (or cash in lieu of fractional shares thereof) and rights in respect of such shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FAA” means the United States Federal Aviation Administration or any successor thereto.

“Federal Aviation Act” means Subtitle VII of Title 49 of the U.S. Code.

“Federal Aviation Regulations” means Title 14 of the Code of Federal Regulations.

“Foreign Benefit Plans” means Parent Benefit Plans that are maintained for the benefit of any current or former employee, officer or director of Parent or any of its Subsidiaries who is located primarily in a country other than the United States and/or their dependents or that are subject to the laws of any jurisdictions other than the United States, excluding any benefit plan mandated or pursuant to which Parent or its Subsidiaries is required to contribute, in either case, under applicable Law.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” shall mean the U.S. generally accepted accounting principles, in effect from time to time.

“Governmental Entity” means (a) any national, federal, state, county municipal, local or foreign government, or other political subdivision thereof; (b) any public international or multinational organization or authority; (c) any authority, agency, commission, or any entity exercising executive, legislative, judicial, regulatory, police, taxing or administrative functions, power or authority of or pertaining to government; or (d) any state-owned or controlled enterprise.

“Government Official” means: (a) any director, officer, employee, or representative of any Governmental Entity; (b) any Person acting in an official capacity for any Governmental Entity; or (c) any political party, party official, or candidate for political office.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Substances” means any pollutant, chemical, substance, and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, or any infectious agent or biological material, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, mold, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives, and per- and polyfluoroalkyl substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person, (a) indebtedness for borrowed money, whether current or funded, secured or unsecured, (b) debt securities (including notes, bonds, debentures or other similar instruments), (c) obligations with respect to leases required to be accounted for as capital or finance leases in accordance with GAAP or recorded as capital or finance leases in the consolidated financial statements of such Person, (d) for letters of credit, bank guarantees, and other similar Contracts entered into by or on behalf of such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment), (f) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (a) through (e) of this definition, and (g) all obligations of the type referred to in clauses (a) through (f) of this definition of any Person other than the Company or any of its Subsidiaries or Parent or any of its Subsidiaries (as applicable, depending on the context), the payment of which the Company or any of its Subsidiaries or Parent or any of its Subsidiaries (as applicable) is liable, directly or indirectly, as obligor, guarantor, surety, or otherwise.

“Intellectual Property Rights” means, in any and all jurisdictions, (a) patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisionals and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) trademarks, service marks, trade dress, livery, logos, trade names, social media identifiers, and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof (collectively, “Trademarks”), (c) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in databases and data collections (including knowledge databases and customer lists), (e) trade secrets, know-how, methods and processes, (f) Internet domain name registrations and (g) any and all other intellectual property or proprietary rights whether now known or hereafter recognized, in each case of (a) – (g) whether registered or unregistered, and any applications for registration therefor.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means the actual knowledge, after due inquiry of direct reports, of (i) the Persons set forth on Appendix A of the Company Disclosure Schedule (in reference to the “Knowledge of the Company”) or (ii) the Persons set forth on Appendix A of the Parent Disclosure Schedule (in reference to the “Knowledge of Parent”).

“Law” means any domestic, federal, state, municipal, local, national, supranational or foreign statute or law (whether statutory or common law), constitution, code, ordinance, rule, convention, regulation, Order, writ, judgment, decree, binding directive (including those of any applicable self-regulatory organization), arbitration award, agency determination, agency requirement or any other requirement adopted, promulgated or applied by any Governmental Entity, each as amended and now and hereafter in effect.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, charge, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim in the nature of a security interest, whether voluntarily incurred or arising by operation of Law.

“NASDAQ” means the NASDAQ Stock Market LLC.

“NRS” means the Nevada Revised Statutes.

“Originally Scheduled Date” means the date of the Parent Stockholder Meeting set forth in the Proxy Statement mailed by Parent to its stockholders for the Parent Stockholder Meeting.

“Parent Acquisition Proposal” means, with respect to Parent, any offer or proposal from any Person or group (other than the Company) concerning any, in a single transaction or series of related transactions, direct or indirect (a) merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution, conversion, transfer, domestication or continuance or other transaction involving Parent which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 20% or more of the voting power of Parent or 20% or more of the voting power of the successor to Parent in such transaction or the resulting direct or indirect parent of Parent or such successor (or any securities convertible into, or exchangeable for, securities representing such voting power), (b) sale, lease, exchange, transfer, license or other disposition of assets of Parent representing 20% or more of the consolidated assets of Parent (whether based on the fair market value, revenue generation or net income), (c) issuance or sale by Parent of Equity Interests representing, convertible into or exchangeable for 20% or more of the voting power of Parent, (d) transaction in which any Person will acquire beneficial ownership, or the right to acquire beneficial ownership of shares of capital stock representing 20% or more of the voting power of Parent, (e) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning 20% or more of the voting power of Parent or (f) any combination of the foregoing (in each case, other than the Merger).

“Parent Benefit Plans” means, all “employee benefit plans” as defined in Section 3(3) of ERISA and all bonus, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all employment, consulting, termination, severance or other contracts or agreements, whether or not in writing and whether or not funded, with respect to which any member of the Parent Group has or may have any obligation or which are maintained, contributed to or sponsored by any member of the Parent Group for the benefit of any current or former employee, officer, director or consultant of any member of the Parent Group.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” shall mean the common stock, no par value, of Parent.

“Parent Equity Award” means an award of Parent RSUs, a Parent Restricted Stock Award or any other equity award granted under the Parent Equity Award Plan.

“Parent Equity Award Plan” means Parent’s 2018 Equity Incentive Plan.

“Parent Group” means Parent and each Subsidiary of Parent.

“Parent Intervening Event” means any material event, circumstance, change, effect, development or condition with respect to the Parent Group or its business that (i) was not known or reasonably foreseeable by the Parent Board as of execution and delivery of this Agreement and (ii) first becomes known to the Parent Board after the execution and delivery of this Agreement and at any time prior to the time the Parent Stockholder Approval is obtained; provided, however, that in no event shall any event, circumstance, change, effect, development or condition resulting from or relating to any of the following give rise to a Parent Intervening Event: (a) the receipt, existence, or terms of a Parent Acquisition Proposal or Parent Superior Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Parent Acquisition Proposal” and “Parent Superior Proposal”) or any matter relating thereto or consequence thereof; (b) the announcement or pendency of the transactions contemplated by this Agreement, including the Merger; (c) any breach of this Agreement by Parent; (d) the fact that Parent has exceeded or met any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of Parent’s revenue, earnings or other financial performance or results of operations; or (e) any changes in the market price or trading volume of the shares of Parent Common Stock.

“Parent IT Assets” means any and all computers, computer software, applications (including but not limited to web and mobile applications), firmware, middleware, servers, workstations, devices, digital storage media, routers, hubs, switches, networks, data communications lines and all other information technology equipment and hardware, and all associated documentation, in each case, owned by, or licensed or leased to, the Parent Group.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) would, or would reasonably be expected to, prevent, materially impair or materially delay the ability of Parent to, by the Outside Date, consummate the transactions contemplated by this Agreement that are to occur at or prior to the Closing, (b) would, or would reasonably be expected to, result in any material change in the Parent Group’s ability to (i) conduct normal flying operations for its anticipated fleet as of the Closing or (ii) achieve the performance obligations required by any Parent Material Contracts, or (c) has had, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Parent Group, taken as a whole; provided, however, that in the case of this clause (c) only, the determination of the existence of any “Parent Material Adverse Effect” shall not take into account any of the following: (i) any changes after the date hereof in general economic conditions, or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, in the United States or any other country or region in the world, or any industry-wide development after the date hereof generally affecting airline companies; (ii) any change after the date hereof in GAAP or any applicable Laws affecting the operation of the business of the Parent Group; (iii) any change resulting from the announcement or pendency of the transactions contemplated by this Agreement, including the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Parent Group with employees (including any employee attrition), suppliers, customers, partners, lenders, lessors, vendors, Governmental Entities or any other third Person (it being understood that this clause (iii) shall not apply to any representation, warranty, covenant or agreement of Parent herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby); (iv) any change after the date hereof in regulatory, legislative or political conditions in the United States or any other country or region in the world; (v) acts of war, outbreak or escalation of hostilities, terrorism, sabotage, or other changes in geopolitical conditions, earthquakes, volcanic eruptions, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, COVID-19 and the impact of COVID-19 or any COVID-19 Measures on the Parent Group) and other similar events in the United States or any other country or region in the world, in each case arising after the date hereof; (vi) any failure by Parent to meet any internal or published (including analyst) budgets, projections, expectations, forecasts or predictions in respect of the Parent Group’s revenue, earnings or other financial performance or results of operations (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration in determining whether there has been, a Parent Material Adverse Effect); (vii) any action required to be taken or omitted by Parent or any member of the Parent Group pursuant to this Agreement or taken or omitted at the express written request of the Company; (viii) any change after the date hereof in the market price or trading volume, or the downgrade in rating, of Parent’s securities (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration into determining whether there has been, a Parent Material Adverse Effect); (ix) any change after the date hereof in the conditions in the industries in which the Parent Group conducts business (including as the result of fuel or other commodity price changes); (x) the development, continuation or worsening, in each case after the date hereof, of supply chain or service disruptions affecting the Parent Group; or (xi) any breach by the Company of this Agreement; provided, further, that the Effects set forth in the foregoing clauses (i), (ii), (iv), (v), (ix) and (x) shall be taken into account in determining whether there has occurred a Parent Material Adverse Effect only to the extent such Effects have, individually or in the aggregate, a disproportionate adverse impact on the Parent Group relative to other companies in the airline industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Parent Material Adverse Effect has occurred.

“Parent Registered IP” means all Intellectual Property Rights included in the Parent Owned Intellectual Property that are registered, filed, or issued under the authority of any Governmental Entity or domain name registrar, including all patents, registered copyrights, registered Trademarks and domain names and all applications for any of the foregoing.

“Parent Restricted Stock Award” means each award of restricted stock subject to time- or performance-based vesting conditions granted pursuant to the Parent Equity Award Plan.

“Parent RSU” means each award of restricted stock units (whether subject to time- or performance-based vesting conditions) granted pursuant to the Parent Equity Award Plan.

“Parent Stock Value” means the average of the volume weighted average price per share of Parent Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the 5 consecutive trading days ending with the last complete trading day 3 days immediately prior to the Closing Date.

“Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (except the references therein to “20%” will be replaced by “50%”) made by any Person or group (other than the Company) after the date of this Agreement that the Parent Board has determined in its good faith judgment, after consultation with its outside legal counsel and with its financial advisors, (a) would result in a transaction that is more favorable to Parent’s stockholders, from a financial point of view, than the Merger (after giving effect to all adjustments to the terms thereof which may be offered by the Company pursuant to Section 5.4(g)) and after taking into account the identity of the Person or group making the proposal, likelihood of consummation of such transaction in accordance with the terms of such Parent Acquisition Proposal and legal, financial, regulatory, timing and other applicable aspects of such Parent Acquisition Proposal; and (b) is reasonably capable of being consummated in accordance with the material terms thereof substantially within the timeframe contemplated by such Parent Acquisition Proposal.

“Parent Treasury Documents” means, collectively, (i) the Warrant Agreement, dated as of October 30, 2020, between Parent and the Treasury, (ii) the warrants issued to the Treasury to purchase up to an aggregate of 4,899,497 shares of Parent Common Stock and (iii) any other Contracts entered into between any member of the Parent Group and the Treasury.

“Parent Treasury Restrictions” means the restrictions and limitations that Parent has been, and will continue to be, subject to as a result of Parent’s participation in the PSP, PSP2 and PSP3, including, but not limited to, the: (i) requirement that funding received under the PSP, PSP2 and PSP3 be used exclusively for the payment of wages, salaries and benefits to employees, (ii) prohibition on the payment of dividends until September 30, 2022, (iii) prohibition on the repurchase of any of Parent’s equity securities that are listed on a national securities exchange until September 30, 2022, (iv) restrictions on the involuntary termination or furlough of certain employees until the later of September 30, 2021, and the date on which all of the funding received under the PSP, PSP2 and PSP3 has been expended, (v) restrictions on the reduction of the salary, pay rate and benefits of certain employees until the later of September 30, 2021, and the date on which all of the funding received under the PSP, PSP2 and PSP3 has been expended, (vi) limitations on certain executive compensation including, but not limited to, pay increases and severance pay or other benefits upon terminations, until April 1, 2023, (vii) requirements to maintain certain levels of scheduled air transportation services through March 1, 2022, and (viii) additional reporting and recordkeeping requirements.

“Parent Warrants” means the warrants issued by Parent to Treasury prior to the date hereof.

“PCI DSS” shall mean the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“Permitted Liens” means (a) Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law, (c) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over real property, (d) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above real property, (e) Liens in favor of lessors arising in connection with any Company Leased Real Property or Parent Leased Real Property (as applicable), (f) Liens pursuant to the Company’s or Parent’s, or their respective Subsidiaries’, existing Indebtedness, (g) any pledge, deposit or other lien securing the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds, letters of credit and other obligations of a similar nature, in each case, incurred in the ordinary course of business, (h) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (i) non-exclusive licenses of Intellectual Property Rights in the ordinary course of business, and (j) Liens that do not materially detract from the value or materially interfere with any present or intended use of such property or assets.

“Person” means any individual, general or limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated organization, joint venture, firm, association or other entity or organization (whether or not a legal entity), including any Governmental Entity (or any department, agency, or political subdivision thereof).

“Personal Information” means all information that identifies or could reasonably be used to identify an individual, a household or an individual’s or household’s device (e.g., device identifiers, IP address, MAC address, or other device identifier), and any information that constitutes “personal information,” “personal data,” “protected health information,” or a similar term under applicable Laws. Personal Information includes such information in any form, including paper, electronic, and other forms.

“Privacy Laws” means all applicable Laws in any country, jurisdiction or territory of the world as amended, consolidated, re-enacted or replaced from time to time, in each case, regarding privacy, or data security, or data protection or that are applicable to the Processing of Personal Information, including such Laws relating to cross-border transfers of Personal Information, data breach notification, website and mobile application privacy policies and practices, use of cookies, pixels and tracking technologies, use of geolocation technologies, and email, text message or telephone communications, which may include to the extent applicable, the Federal Trade Commission Act; the Telemarketing Sales Rule; the Children’s Online Privacy Protection Act; the Telemarketing Consumer Protection Act; the CAN-SPAM Act; the Health Insurance Portability and Accountability Act; the Gramm-Leach-Bliley Act; the Fair Credit Reporting Act; the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, and all implementing regulations thereto; the California Invasion of Privacy Act; the Colorado Privacy Act; the Connecticut Data Privacy Act; the Illinois Biometric Information Privacy Act; the Virginia Consumer Data Protection Act; the Utah Consumer Privacy Act; Regulation (EU) 2016/679 (GDPR); the UK Data Protection Act and its implementation of GDPR; Canada’s Personal Information Protection and Electronic Documents Act; the Japan Act on the Protection of Personal Information Act No. 57 of 2003; the Hong Kong Personal Data (Privacy) Ordinance; the South Korea Personal Information Protection Act (PIPA); and the Australia Privacy Act 1988.

“Pro Rata Share” means the percentage equal to a quotient, (a) the numerator of which is one (1), and (b) the denominator of which is the sum, without duplication, of (i) the total number of shares of Parent Common Stock issued and outstanding as of immediately prior to the Effective Time, excluding, for the avoidance of doubt, the number of shares issued in the Primary Issuance, plus (ii) the total number of shares of Parent Common Stock issuable upon the acceleration and settlement of the Parent RSUs and Parent Restricted Stock Awards outstanding as of immediately prior to the Effective Time in accordance with Section 2.4(a).

“Proceeding” shall mean any legal, administrative, arbitral or other proceeding, complaint, suit, claim, action, charge, hearing, litigation (whether civil, criminal, administrative, judicial or investigative), arbitration, mediation, audit, demand review, examination inquiry or investigation by or before any Governmental Entity, arbitrator, or mediator.

“Process” (or “Processing”) means to perform any operation or set of operations upon data, whether manually or by automatic means, including blocking, erasing, destroying, collecting, compiling, combining, analyzing, enhancing, enriching, recording, sorting, organizing, structuring, accessing, storing, processing, adapting, retaining, retrieving, consulting, using, transferring, aligning, cleaning, transmitting, disclosing, altering, distributing, disseminating, or otherwise making available data.

“PSP” means the Payroll Support Program established under Division A, Title IV, Subtitle B of the CARES Act.

“PSP2” means the Payroll Support Program Extension established under Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 (December 27, 2020), as the same may be amended from time to time.

“PSP3” means the Payroll Support Program established under Section 7301 of the American Rescue Plan Act of 2021 (March 11, 2021), as the same may be amended from time to time.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, leaching, escaping, dumping, injection, deposit, discharge or disposing of any Hazardous Substances in, onto or through the outdoor or indoor environment.

“Restricted Share” means each outstanding and issued share of capital stock of the Company or Parent, as applicable, that is subject to one or more vesting conditions.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stockholder Litigation” means any Proceeding commenced by an actual or purported holder of shares of capital stock of Parent against a Party or any of its Subsidiaries, Affiliates, directors, or employees relating to, involving or affecting such Party or any of its Subsidiaries, Affiliates, directors or employees, in each case, in connection with, arising from or otherwise relating to the transactions contemplated by this Agreement, including any Proceeding alleging or asserting any misrepresentation or omission in the Form S-4 or the Proxy Statement or any other communications to the holders of such shares, in each case other than any Proceedings solely among the Parties or their respective Affiliates related to this Agreement or the transactions contemplated hereby, including the Merger.

“Subsidiary” of a Person means any other Person with respect to which the first Person (a) has the right to elect a majority of the board of directors or other Persons performing similar functions or (b) beneficially owns more than 50% of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local or non-U.S. taxes, withholdings, charges, fees, levies or other assessments or other similar charges in the nature of a tax imposed by any Governmental Entity, including any income, excise, property, sales, use, occupation, transfer, conveyance, payroll or other employment-related tax, workers’ compensation, unemployment compensation, recapture, escheat, duties, license, registration, ad valorem, value-added, social charges, social security, national insurance (or other similar contributions or payments), franchise, estimated severance, stamp taxes, windfall or other profits, taxes based upon or measured by capital stock, capital gains, net worth or gross receipts, custom duties and other taxes together with all interest, fines, penalties and additions attributable to or imposed with respect to such amounts.

“Tax Return” shall mean any report, return, information return, form, declaration, statement, or other information (including any amendments thereto and including any schedule or statement thereto) filed or required to be filed by applicable law in connection with the determination, assessment or collection of any Tax.

“Treasury” means the United States Department of the Treasury.

APPENDIX B

INDEX OF DEFINED TERMS

Term	Section
10 BD Solicitation Period	Section 5.5(a)
AFAC	Section 6.1(g)
Agreement	Preamble
Antitrust Proceeding	Section 5.8(b)
Applicable Requirement	Section 4.6(b)
Articles of Conversion	Section 1.2(c)
Aviation Approvals	Section 6.1(g)
CAA	Section 3.5
Cancelled Shares	Section 2.1(b)
Certificate of Conversion	Section 1.2(c)
Certificate of Merger	Section 1.3(b)
Change of Company Recommendation	Section 5.6(f)
Change of Parent Recommendation	Section 5.4(f)
Chosen Courts	Section 8.10(b)
Closing	Section 1.1
Closing Date	Section 1.1
Company	Preamble
Company Alternative Acquisition Agreement	Section 5.6(b)
Company Bylaws	Section 3.1(c)
Company Charter	Section 3.1(c)
Company D&O Insurance	Section 5.13(c)
Company Data Privacy Requirements	Section 3.16(a)
Company Disclosure Schedule	Article III
Company Financial Statements	Section 3.7(a)
Company Insurance Policies	Section 3.17
Company Intervening Event Notice Period	Section 5.6(h)(i)
Company Notice Period	Section 5.6(g)(i)
Company Permits	Section 3.6(a)
Company PII Security Incident	Section 3.16(c)
Company Recommendation	Section 3.3(b)
Company Stockholder Approval	Section 3.3(c)
Company Union Employees	Section 5.11(e)
Competition Authorities	Section 5.8(d)
Confidentiality Agreement	Section 5.3
Constituent Entity	Section 1.2(a)
Continuing Company Employees	Section 5.11(a)
Continuing Parent Employee	Section 5.11(a)
Conversion	Recitals
Conversion Effective Time	Section 1.2(c)
Conversion Filings	Section 1.2(c)
CPA Side Letter	Recitals
DHS	Section 3.5
Dissenting Shares	Section 2.1(d)(i)
DOT	Section 3.5
Draft 2024 Audit Opinion	Section 4.7(g)
Draft 2024 Financial Statements	Section 4.7(g)
Draft 2025 Q1 Financial Statements	Section 4.7(h)
EDGAR	Article IV
Effective Time	Section 1.3(b)

Term	Section
Enforceability Exceptions	Section 3.3(a)
Escrow Agreement	Recitals
Escrow Shares	Section 1.2(f)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)
FAA	Section 3.5
Fairness Opinion	Section 4.28
FCC	Section 3.5
Final 2024 Audit Opinion	Section 6.3(h)
Final 2024 Financial Statements	Section 6.3(h)
Final 2025 Q1 Financial Statements	Section 6.3(i)
Form S-4	Section 4.5
FTI	Section 4.28
Go-Forward CPA	Recitals
Intended Tax Treatment	Section 5.17(a)
Interim Period	Section 5.1
Letter of Transmittal	Section 2.2(b)
Marcum	Section 4.7(c)
Merger	Section 1.3(a)
Merger Consideration	Section 2.1(a)
Mesa Representatives	Section 8.14(a)
Non-Recourse Party	Section 8.13
OFAC	Section 4.30
Order	Section 3.10(b)
Other Consents	Section 4.5
Outside Date	Section 7.1(b)(ii)
Parent	Preamble
Parent Aircraft	Section 4.24(a)
Parent Aircraft Finance Contract	Section 4.24(e)
Parent Aircraft Purchase Contract	Section 4.24(d)
Parent Airport	Section 4.26
Parent Alternative Acquisition Agreement	Section 5.4(b)
Parent Anti-Corruption Laws	Section 4.6(c)
Parent Bylaws	Section 4.1(c)
Parent CBAs	Section 4.13(b)
Parent Charter	Section 4.1(c)
Parent D&O Insurance	Section 5.12(c)
Parent Data Privacy Requirements	Section 4.18(a)
Parent Disclosure Schedule	Article IV
Parent Financial Statements	Section 4.7(a)
Parent Insurance Policies	Section 4.20
Parent Intervening Event Notice Period	Section 5.4(h)(i)
Parent Leased Real Property	Section 4.22(a)
Parent Licensed Intellectual Property	Section 4.17(a)
Parent Malicious Code	Section 4.17(f)
Parent Material Contract	Section 4.14(a)
Parent Notice Period	Section 5.4(g)(i)
Parent Owned Aircraft	Section 4.24(f)
Parent Owned Intellectual Property	Section 4.17(a)
Parent Permits	Section 4.6(a)
Parent PII Security Incident	Section 4.18(c)
Parent Recommendation	Section 4.3(b)

Term	Section
Parent Related Party Transaction	Section 4.23
Parent Restricted Stock Award	Section 2.5(a)
Parent SEC Documents	Section 4.7(a)
Parent Service Providers	Section 4.12(g)
Parent Slots	Section 4.25(a)
Parent Stockholder Approval	Section 4.3(c)
Parent Stockholder Meeting	Section 5.5(c)
Parent Union Employees	Section 5.11(e)
Parties	Preamble
Plan of Conversion	Recitals
Post-Conversion Parent Bylaws	Section 1.2(d)
Post-Conversion Parent Charter	Section 1.2(c)
Potential Purchasers	Section 5.8(j)
Potential Sale Transaction	Section 5.8(j)
Primary Issuance	Recitals
Proxy Statement	Section 4.5
R&W Policy	Section 5.18
Resulting Entity	Section 1.2(a)
S-4/Proxy Permitted Filing Date	Section 5.5(a)
Sanctions	Section 4.30
Security Events	Section 4.17(g)
Separation and Consulting Agreement	Recitals
Specified Regulations	Section 3.5
Surviving Corporation	Section 1.3(a)
Surviving Corporation Board	Section 1.4(a)
Takeover Law	Section 3.8
Termination Fee	Section 7.3(a)
Three Party Agreement	Recitals
Trade Compliance Laws	Section 4.30
Transaction Agreements	Recitals
TSA	Section 3.5
United	Recitals
Unvested Company RSU	Section 2.5(a)
Vested Company RSU	Section 2.5(a)
Vote-Taking Parent Stockholder Meeting	Section 7.1(b)(iii)

Exhibit 1

Form of Post-Conversion Parent Charter

See attached

CERTIFICATE OF INCORPORATION

OF

MESA AIR GROUP INC.

ARTICLE I

Section 1.1. Name. The name of the Corporation is Mesa Air Group, Inc. (the “Corporation”).

ARTICLE II

Section 2.1. Address. The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808; the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

Section 3.1. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended from time to time, the “DGCL”).

ARTICLE IV

Section 4.1. Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is [●] shares, which shall be divided into two classes as follows: (i) [●] shares of Common Stock, par value $0.001 per share (“Common Stock”) and (ii) [●] shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”). The number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the requisite vote of the stockholders entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is expressly required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Section 4.2. Preferred Stock.

(A) The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the authorized but unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (full or limited or no voting powers) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(B) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designations relating to such series of Preferred Stock).

Section 4.3. Common Stock.

(A) Voting Rights. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms, number of shares, powers, designations, preferences or relative, participating, optional or other special rights (including, without limitation, voting rights, whether full or limited or no voting powers), or to qualifications, limitations or restrictions thereof, of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

(B) Dividends and Distributions. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of capital stock of the Corporation, such dividends and other distributions may be declared and paid ratably on the Common Stock, ratably in proportion to the number of shares held by each such stockholder, out of the assets of the Corporation that are legally available for this purpose at such times and in such amounts as the Board in its discretion shall determine.

(C) Liquidation, Dissolution or Winding Up. Subject to applicable law, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the right, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock as to distributions upon dissolution, liquidation or winding up of the Corporation, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by each such stockholder.

ARTICLE V

Section 5.1. Bylaws. In furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. In addition to any vote of the holders of any class or series of capital stock of the Corporation required by this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), by the Bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, change, add to, repeal or rescind, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

Section 5.2. Certificate of Incorporation. In addition to any vote required by applicable law or this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), the amendment, alteration, repeal or rescission of, in whole or in part, or the adoption of any provision inconsistent with, the following provisions in this Certificate of Incorporation shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V, Article VI, Article VII, Article VIII and Article XII.

ARTICLE VI

Section 6.1. Board of Directors.

(A) Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors constituting the whole Board shall be determined from time to time exclusively by resolution adopted by the Board.

(B) Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding, any newly-created directorship on the Board that results from an increase in the total number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled only by the affirmative vote of a majority of the directors then in office (other than directors elected exclusively by the holders of any series of Preferred Stock, voting separately as a series or together with one or more such series, as the case may be), although less than a quorum, or by the sole remaining director (other than directors elected exclusively by the holders of any series of Preferred Stock, by voting separately as a series or together with one or more series, as the case may be) (and not by stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next annual meeting for the election of directors and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

(C) Any or all of the directors (other than the directors elected exclusively by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

(D) During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues, and notwithstanding Section 6.1(A) hereof: (i) the then otherwise total authorized number of directors of the Corporation fixed pursuant to Section 6.1(A) hereof shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such directorship terminates pursuant to said provisions , whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Notwithstanding any other provision of this Certificate of Incorporation, except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each, such director shall cease to be qualified, and shall cease to be, a director), and the total authorized number of directors of the Corporation shall automatically be reduced accordingly, but in all events not less than the number of directors fixed pursuant to Section 6.1(A) hereof.

(E) Directors of the Corporation need not be elected by written ballot unless the Bylaws shall so provide.

(F) Notwithstanding anything to the contrary in this Certificate of Incorporation or the Bylaws, at least two-thirds of the members of the Board shall be “citizens of the United States” as provided under Applicable

Transportation Law (as defined in Section 10.1 below), and the Chairman of the Board shall be a “citizen of the United States” as provided under Applicable Transportation Law (as defined in Section 10.1 below) for so long as required by Applicable Transportation Law. If the number of Non-Citizens (as defined in Section 10.1 below) serving on the Board at any time exceeds the limitations provided under Applicable Transportation Law, one or more directors who are Non-Citizens shall, in reverse chronological order based on their tenure of service on the Board, cease to be qualified as directors and shall automatically cease to be directors.

Section 6.2. Officers. Notwithstanding anything to the contrary in this Certificate of Incorporation or the Bylaws, the Chief Executive Officer and President and at least two-thirds of the other officers of the Corporation shall be “citizens of the United States” as provided under Applicable Transportation Law (as defined in Section 10.1 below) for so long as required by Applicable Transportation Law.

ARTICLE VII

Section 7.1. Meetings of Stockholders. Any action required or permitted to be taken by the holders of stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in lieu of a meeting by such holders unless such action is recommended by all directors of the Corporation then in office; provided, however, that notwithstanding the foregoing, to the extent expressly permitted by the certificate of designation relating to one or more series of Preferred Stock, by the holders of such series of Preferred Stock, voting or consenting separately as a series or separately as a class with one or more other such series, may be taken by consent in lieu of a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with applicable law. Subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chair of the Board or the Chief Executive Officer of the Corporation or, subject to compliance with the procedures and restrictions and limitations set forth in the Bylaws, by the Secretary upon the request of holders of stock of the Corporation entitling the holders thereof to not less than 20% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors.

ARTICLE VIII

Section 8.1. Limited Liability of Directors and Officers. No director or officer of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Neither the amendment nor the repeal of this Article VIII shall eliminate or reduce the effect thereof in respect of any state of facts existing or act or omission occurring, or any cause of action, suit or claim that, but for this Article VIII, would accrue or arise, prior to such amendment or repeal.

ARTICLE IX

Section 9.1. Waiver of Corporate Opportunity Doctrine. The Corporation renounces, in accordance with Section 122(17) of the DGCL, any application of the corporate opportunity doctrine in respect of the stockholders of the Corporation in their capacity as such.

ARTICLE X

Section 10.1. Non-Citizen Voting and Ownership Limitations. All shares of Common Stock and Preferred Stock of the Corporation (collectively, “Equity Securities”) shall be subject to the following limitations:

(A) Non-Citizen Voting and Ownership Limitations. In no event shall persons or entities who fail to qualify as a “citizen of the United States,” as the term is defined in Section 40102(a)(15) of Subtitle VII of Title 49 of the United States Code, as amended, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the U.S. Department of Transportation, its predecessors and successors, from time to time (“Applicable Transportation Law”), including any agent, trustee, or representative of such persons or entities (“Non-Citizens”) collectively, be entitled to own (beneficially or of record) and/or control more than (x) 24.9% of the aggregate voting power of all outstanding Equity Securities of the Corporation (the “Voting Cap Amount”) or (y) 49% of the total number of all outstanding shares of Equity Securities of the Corporation (“the Absolute Cap Amount”, and together with the Voting Cap Amount, the “Cap Amounts”).

(B) Enforcement of Cap Amounts. The restrictions imposed by the Cap Amounts shall be applied to each Non-Citizen in reverse chronological order based upon the date of registration (or attempted registration in the case of the Absolute Cap Amount) on the separate stock record maintained by the Corporation or any transfer agent for the registration of Equity Securities held by Non-Citizens (the “Foreign Stock Registry”) or the stock transfer records of the Corporation. At no time shall the shares of Equity Securities held by Non-Citizens be voted, unless such shares are registered on the Foreign Stock Registry. In the event that Non-Citizens shall own (beneficially or of record) and/or have voting control over any Equity Securities, the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Corporation is in compliance with applicable provisions of law and regulations relating to ownership and/or control of a United States air carrier, including Applicable Transportation Law. If Non-Citizens at any time collectively own (beneficially or of record) and/or control more than the Voting Cap Amount, the voting rights of the Equity Securities in excess of the Voting Cap Amount shall be automatically suspended in accordance with this Section 10.1(B) and Section 10.2 below. In the event that any transfer of Equity Securities to a Non-Citizen would result in Non-Citizens owning (beneficially or of record) and/or controlling more than the Absolute Cap Amount, such transfer shall be null and void ab initio and of no force and effect and shall not be recorded in the books and records of the Corporation, including the Foreign Stock Registry. Any determination as to ownership, control or citizenship made by the Board shall be conclusive and binding as between the Corporation and any stockholder.

Section 10.2. Foreign Stock Registry.

(A) The Corporation or any transfer agent shall maintain a separate stock record, designated the “Foreign Stock Registry,” for the registration of Equity Securities owned (beneficially or of record) and/or controlled by Non-Citizens. It is the duty of each stockholder who is a Non-Citizen to register his, her or its Equity Securities in the Foreign Stock Registry. The beneficial ownership or control of Equity Securities by Non-Citizens shall be determined in conformity with regulations prescribed from time to time by the Board, and a copy of such regulations shall be maintained by the Secretary of the Corporation and shall be furnished by the Corporation to any stockholder of the Corporation upon request therefor, without cost. Only Equity Securities that have been issued and are outstanding may be registered in the Foreign Stock Registry. The Foreign Stock Registry shall include (i) the name and nationality of each Non-Citizen owning (beneficially or of record) or controlling Equity Securities, (ii) the number of Equity Securities owned (beneficially or of record) or controlled by each such Non-Citizen and (iii) the date of registration of such Equity Securities in the Foreign Stock Registry.

(B) In no event shall Equity Securities owned (beneficially or of record) and/or controlled by Non-Citizens representing more than the Voting Cap Amount be voted. In the event that Non-Citizens shall collectively own (beneficially or of record) and/or have voting control over any Equity Securities, the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Corporation is in compliance with applicable provisions of law and regulations relating to ownership and/or control of a United States air carrier including Applicable Transportation Law. Voting rights of Equity Securities owned (beneficially or of record) and/or controlled by Non-Citizens shall be suspended in reverse chronological order based upon the date of registration (or attempted registration) in the Foreign Stock Registry. Such suspension of the voting rights shall automatically terminate upon the earlier of the (i) transfer of such Equity Securities to a person or entity who is a “citizen of the United States” (as such term is defined in the Applicable Transportation Law, or (ii) registration of such shares of Equity Securities on the Foreign Stock Registry, subject to the second sentence of Section 10.2(C).

(C) In the event that any transfer or issuance of Equity Securities to a Non-Citizen would result in Non-Citizens owning (beneficially or of record) and/or controlling more than the Absolute Cap Amount, such transfer or issuance shall be null and void ab initio and of no force or effect, and shall not be recorded in the Foreign Stock Registry or the stock records of the Corporation. In the event that the Corporation shall determine that the Equity Securities registered on the Foreign Stock Registry or otherwise registered on the stock records of the Corporation and owned (beneficially or of record) and/or controlled by Non-Citizens, taken together (without duplication), exceed the Absolute Cap Amount, such number of shares shall be removed from the Foreign Stock Registry and the stock records of the Corporation, as applicable, in reverse chronological order based on the date of registration (or attempted registration) in the Foreign Stock Registry and the stock records of the Corporation, as applicable, and any transfer or issuance that resulted in such event shall be deemed null and void ab initio and of no force or effect, such that the Foreign Stock Registry and the stock records of the Corporation, as applicable, reflect the ownership of shares without giving effect to any transfer or issuance that caused the Corporation to exceed the Absolute Cap Amount until the aggregate number of shares registered in the Foreign Stock Registry or otherwise registered to Non-Citizens is equal to the Absolute Cap Amount.

Section 10.3. Registration of Shares. Subject to any limitations or exceptions set forth in this Article X, registration of the ownership of Equity Securities by Non-Citizens shall be effected by written notice to, and in the form specified from time to time by, the Secretary of the Corporation. The order in which such shares shall be registered on the Foreign Stock Registry shall be chronological, based on the date the Corporation received a written notice to so register such shares; provided, that any Non-Citizen who purchases or otherwise acquires shares that are registered on the Foreign Stock Registry shall register such shares in its own name within 30 days of such acquisition, in which event such person or entity will assume the position of the seller of such shares in the chronological order of shares registered on the Foreign Stock Registry.

Section 10.4. Certification of Equity Securities.

(A) The Corporation may by notice in writing (which may be included in the form of proxy or ballot distributed to stockholders in connection with the annual meeting or any special meeting of the stockholders of the Corporation, or otherwise) require a person or entity that is a holder of record of Equity Securities or that the Corporation knows to have, or has reasonable cause to believe has, beneficial ownership or control of Equity Securities to certify in such manner as the Corporation shall deem appropriate (including by way of execution of any form of proxy or ballot of such person) that, to the knowledge of such person or entity:

(1) all Equity Securities as to which such person or entity has record ownership or beneficial ownership are owned and controlled only by “citizens of the United States” (as defined above in Section 10.1); or

(2) the number of Equity Securities of record or beneficially owned by such person or entity that are owned and/or controlled by Non-Citizens is as set forth in such certificate.

(B) With respect to any Equity Securities identified in response to clause (A)(2) above, the Corporation may require such person or entity to provide such further information as the Corporation may reasonably require in order to implement the provisions of this Article X.

(C) For purposes of applying the provisions of this Article X with respect to any Equity Securities, in the event of the failure of any person or entity to provide the certificate or other information to which the Corporation is entitled pursuant to this Section 10.4, the Corporation shall be entitled to presume that the Equity Securities in question are owned and/or controlled by Non-Citizens.

(D) Each certificate or other representative document for Equity Securities (including each such certificate or representative document for Equity Securities issued upon any permitted transfer of Equity Securities, securities convertible into or exchangeable for Equity Securities) shall contain a legend in substantially the following form:

THE [TYPE OF EQUITY SECURITIES] OF MESA AIR GROUP INC. REPRESENTED BY THIS CERTIFICATE OR REPRESENTATIVE DOCUMENT ARE SUBJECT TO OWNERSHIP, CONTROL, AND VOTING RESTRICTIONS WITH RESPECT TO CERTAIN SECURITIES HELD BY PERSONS OR ENTITIES THAT FAIL TO QUALIFY AS “CITIZENS OF THE UNITED STATES” AS THE TERM IS DEFINED IN SECTION 40102(a)(15) OF SUBTITLE VII OF TITLE 49 OF THE UNITED STATES CODE, AS AMENDED, IN ANY SIMILAR LEGISLATION OF THE UNITED STATES ENACTED IN SUBSTITUTION OR REPLACEMENT THEREFORE, AND AS INTERPRETED BY THE UNITED STATES DEPARTMENT OF TRANSPORTATION, ITS PREDECESSORS AND SUCCESSORS, FROM TIME TO TIME. SUCH OWNERSHIP, CONTROL, AND VOTING RESTRICTIONS ARE CONTAINED IN THE CERTIFICATE OF INCORPORATION AND THE BYLAWS OF MESA AIR GROUP INC., AS THE SAME MAY BE AMENDED OR RESTATED FROM TIME TO TIME. A COMPLETE AND CORRECT COPY OF SUCH CERTIFICATE OF INCORPORATION AND BYLAWS SHALL BE FURNISHED FREE OF CHARGE TO THE HOLDER OF THE SECURITIES REPRESENTED HEREBY UPON WRITTEN REQUEST TO THE SECRETARY OF MESA AIR GROUP INC.

ARTICLE XI

Section 11.1. Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XII

Section 12.1. Derivative Actions. The Corporation shall at all times have, and there is hereby established, a Litigation Demand Committee (as defined below) of the Board, which shall have the sole and exclusive power and authority of the Board, to the fullest extent permitted by law, to consider the merits of, investigate, review, consider and evaluate, and take and cause to be implemented all actions and make all such decisions and determinations with respect to, any litigation demands on the Board made by a stockholder in accordance with Delaware law to investigate or take any action with respect to any allegation or claim of any breach of fiduciary duty owed by any current or former director, officer, stockholder or other fiduciary of the Corporation or any affiliate thereof, as well as any other allegation or claim that may give rise to a derivative claim that may be brought by or on behalf of the Corporation or any affiliate thereof, and to make decisions and take actions with respect to any such demands, including, without limitation, with respect to whether to initiate or decline to initiate any action, suit or proceeding, or to pursue, continue, move to dismiss, settle, compromise, resolve or take other action with respect to, any such demand or threatened or pending derivative action. For purposes of this Article XII, “Litigation Demand Committee” means a committee of the Board composed entirely solely of one or more disinterested directors in office at any time and from time to time who are determined by the Board to meet the independence standards (but need not meet the financial literacy or financial expert qualifications) required to serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the U.S. Securities and Exchange Commission thereunder and by the national securities exchange on which the Common Stock is listed for trading. The Litigation Demand Committee may (and, if the Litigation Demand Committee deems warranted by the facts and circumstances in respect of any demand or threatened or pending derivative action for which a demand has been made to, or that is otherwise before, the Litigation Demand Committee, the Litigation Demand Committee shall) establish a subcommittee of the Litigation Demand Committee, which subcommittee shall have any or all of the powers and authority of the Litigation Demand Committee.

Section 12.2. Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction, another state or federal court (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended and/or restated from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws (as either may be amended and/or restated from time to time), (v) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, or (vi) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL, in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America, including, in each case, the applicable rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

ARTICLE XIII

Section 13.1 The name and mailing address of the sole incorporator of the Corporation is [●].

* * *

[This Certificate of Incorporation shall become effective at [●] a.m./p.m. (Eastern Time) on [●].

[Signature Page Follows]

IN WITNESS WHEREOF, being the incorporator hereinabove named, makes and files this Certificate of Incorporation and does hereby declare and certify that said instrument is [his/her] act and deed and that the facts stated herein are true, and accordingly has executed this Certificate of Incorporation this [●] day of [●], 2025.

By:
Name: [●]
Title: Sole Incorporator

[Signature page–Certificate of Incorporation]

Exhibit 2

Form of Post-Conversion Parent Bylaws

See attached

BYLAWS

OF

MESA AIR GROUP INC.

ARTICLE I.

OFFICES

Section 1. The registered office and registered agent of Mesa Air Group, Inc. (the “Corporation”) in the State of Delaware shall be as set forth in the Certificate of Incorporation (as defined below). The Corporation may also have offices in such other places in the United States or elsewhere as the Board of Directors of the Corporation (the “Board”) may, from time to time, determine or as the business of the Corporation may require as determined by an officer of the Corporation.

ARTICLE II.

STOCKHOLDERS

Section 1. The annual meeting of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting may be held on such date, and at such time and place, if any, within or without the State of Delaware as may be designated from time to time by the Board. The Board may, in its sole discretion, determine that annual meetings of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Article II, Section 13 of these Bylaws (as the same may be amended and/or restated from time to time, the “Bylaws”) in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). To the fullest extent permitted by law, the Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled.

Section 2. (A) Except as otherwise required by the DGCL or the certificate of incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”), and subject to the rights of the holders of one or more series of Preferred Stock (as defined in the Certificate of Incorporation), special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chair of the Board (the “Chair”) or the Chief Executive Officer of the Corporation (the “Chief Executive Officer”) or, subject to the restrictions and limitations and compliance with the procedures set forth in this Section 2, by the Secretary upon the request of holders of stock of the Corporation entitling the holders thereof to not less than 10% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors (a “Stockholder Requested Special Meeting”). The Board may, in its sole discretion, determine that special meetings of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Article II, Section 13 of these Bylaws in accordance with Section 211(a)(2) of the DGCL. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board, the Chair, or the Chief Executive Officer.

(B) A special meeting of stockholders may be held at such date, time and place, if any, within or without the State of Delaware as may be designated by the Board; provided, however, that the date of any Stockholder Requested Special Meeting shall be not more than 120 days after the date that the Secretary has received one or more valid requests from stockholders for the calling of a special meeting (“Stockholder Meeting Requests”), which requests satisfy the requirements set forth in these Bylaws for the calling of a Stockholder Requested Special Meeting. For the avoidance of doubt, if any documentary evidence required by these Bylaws is not simultaneously delivered with one or more Stockholder Meeting Request(s) under the circumstances expressly permitted by these Bylaws, then the date of the Stockholder Requested Special Meeting shall not be more than

120 days after the date that all such documentary evidence is received by the Secretary in compliance with these Bylaws. In fixing a date, time and place, if any, for any special meeting of stockholders, the Board may consider such factors as it deems relevant, including without limitation, the nature of the matters to be considered, the facts and circumstances related to any request for a meeting and any plan of the Board to call an annual meeting or special meeting.

(C) In order for a Stockholder Requested Special Meeting to be called, one or more Special Meeting Requests must be signed and dated by the record holders of shares representing in the aggregate at least 10% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors (the “Requisite Percentage”), which Requisite Percentage must be owned by the stockholder(s) making the request on the date of such request and continuously through the date of the special meeting. Each Special Meeting Request shall be delivered to the Secretary at the Corporation’s principal executive offices and shall be accompanied by a written notice setting forth the information required by clauses (b) and (c) of Section 12(A)(2) of this Article II. In addition to the foregoing, a Special Meeting Request must include: (x) documentary evidence of the number and class or series of shares of capital stock of the Corporation owned by each stockholder submitting a Special Meeting Request as of the date on which the Special Meeting Request is delivered to the Secretary, provided that, if the stockholder submitting the Special Meeting Request (each, a “Requesting Stockholder”) is not the beneficial owner of such shares, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary within 10 days after the date on which the Special Meeting Request is delivered to the Secretary) of the number and class or series of shares owned by the beneficial owner(s) as of the date on which the Special Meeting Request is delivered to the Secretary; (y) a representation that the Requesting Stockholder or Requesting Stockholders intend to continue to satisfy the Requisite Percentage through the date of the Stockholder Requested Special Meeting and an agreement by the Requesting Stockholder(s) to promptly notify the Corporation upon any decrease occurring between the date on which the Special Meeting Request is delivered to the Secretary and the date of the Stockholder Requested Special Meeting in the number of shares owned by such stockholder; and (z) an acknowledgment of the Requesting Stockholder(s) that any decrease after the date on which the Special Meeting Request is delivered to the Secretary in the number of shares held by such stockholder shall be deemed a revocation of the Special Meeting Request with respect to such shares and that such shares will no longer be included in determining whether the Requisite Percentage has been satisfied.

Each Requesting Stockholder is required to update and supplement the Special Meeting Request delivered pursuant to this Section 2, if necessary, so that the information provided or required to be provided in such notice, including the information specified in clauses (b) and (c) of Section 12(A)(2) of this Article II shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the Stockholder Requested Special Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for determining the stockholders entitled to receive notice of such meeting. In addition to the foregoing, the Requesting Stockholder(s) shall promptly provide any other information reasonably requested by the Corporation.

(D) In determining whether a special meeting of stockholders has been requested by Requesting Stockholder(s) holding shares representing in the aggregate at least the Requisite Percentage, multiple Special Meeting Requests delivered to the Secretary will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting, in each case as determined by the Board (which, if such purpose is the removal of directors and/or the filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors, will mean that the exact same person or persons are proposed for election or removal in each relevant Stockholder Meeting Request), and (ii) such Special Meeting Requests have been dated and delivered to the Secretary within sixty (60) days of the earliest dated Special Meeting Request. A stockholder may revoke a Special Meeting Request at any time by written revocation delivered to the Secretary.

If, following such revocation (or any deemed revocation hereunder), at any time before the time of the Stockholder Requested Special Meeting, there are unrevoked requests from stockholders representing in the aggregate less than the Requisite Percentage, the Board, in its discretion, may cancel the special meeting.

(E) At any Stockholder Requested Special Meeting, the business transacted shall be limited to the purpose(s) stated in the Special Meeting Request; provided, however, that the Board shall have the authority in its discretion to submit additional matters to the stockholders and to cause other business to be transacted. Notwithstanding the foregoing provisions of this Section 2, a Special Meeting Request shall not be valid and a Stockholder Requested Special Meeting shall not be called or held if: (i) the Special Meeting Request does not comply with these Bylaws; (ii) the business specified in the Special Meeting Request is not a proper subject for stockholder action under applicable law; (iii) the Board has called or calls for an annual or special meeting of stockholders to be held within one hundred twenty (120) days after the Secretary receives the Special Meeting Request and the Board determines that the business of such meeting includes (among any other matters properly brought before the annual or special meeting) the business specified in the Special Meeting Request; (iv) the Special Meeting Request is received by the Secretary during the period commencing ninety (90) days prior to the anniversary date of the prior year’s annual meeting of stockholders and ending on the date of the final adjournment of the next annual meeting of stockholders; (v) an identical or substantially similar item (a “Similar Item”) was presented at any meeting of stockholders held within ninety (90) days prior to receipt by the Secretary of the Special Meeting Request (and, for purposes of this clause (v), the removal of directors and any nomination of directors for election, whether to fill vacancies, newly created directorships or otherwise, shall be deemed a “Similar Item” with respect to all items of business involving the removal of directors, the changing of the size of the Board and the election of directors, whether to fill vacancies and/or newly created directorships or otherwise); (vi) a Similar Item, other than the nomination, election or removal of directors, was presented at an annual or special meeting of stockholders held not more than twelve (12) months prior to receipt by the Secretary of the Special Meeting Request; or (vii) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act (as defined below), or other applicable law.

(F) Except to the extent previously determined by the Board in connection with a Stockholder Requested Special Meeting or any related Special Meeting Request, the chairperson of the Stockholder Requested Special Meeting shall determine at such meeting whether any proposed business or other matter to be transacted by the stockholders has not been properly brought before the special meeting and, if he or she should so determine, the chairperson shall declare that such proposed business or other matter was not properly brought before the meeting and such business or other matter shall not be presented for stockholder action at the meeting. In addition, notwithstanding the foregoing provisions of this Section 2, unless otherwise required by law, if the Requesting Stockholder(s) (or a qualified representative of the stockholder (as defined below)) does not appear at the special meeting to present a nomination or other proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

Section 3. Except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, notice of the date, time, place (if any), the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be given not more than sixty (60), nor less than ten (10), days before the date of the meeting, to each stockholder entitled to vote at the meeting as of the record date for determining stockholders entitled to notice of the meeting at such address as appears on the records of the Corporation.

Section 4. The holders of a majority in voting power of the issued and outstanding shares of stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided herein, by statute or by the Certificate of Incorporation. Any meeting of stockholders may be adjourned from time to time by the chair of the meeting or, by the holders of a majority in voting power of the stockholders present at such meeting, in person or represented by proxy, if there shall be less than a quorum present or for any other reason (including to address technical failures to convene or continue a meeting using remote communication) and to reconvene at the same time or some other time, date and place, if any. Notwithstanding the foregoing, except as otherwise provided by the Certificate of Incorporation, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. Notice need not be given of any adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxyholders are to participate in the meeting by means of remote communication or set forth in the notice of the meeting and, in any such case, the adjournment is for less than thirty (30) days; provided, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting; provided, further, that if after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.

Section 5. The Chair, or in the Chair’s absence or at the Chair’s direction, the Chief Executive Officer, or in the Chief Executive Officer’s absence or at the Chief Executive Officer’s direction, any officer of the Corporation or other person designated by the Board shall call all meetings of the stockholders to order and shall act as chair of any such meetings. The Secretary of the Corporation or, in such officer’s absence, an Assistant Secretary shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the chair of the meeting shall appoint a secretary of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Unless otherwise determined by the Board prior to the meeting, the chair of the meeting shall determine the order of business and shall have the authority in their discretion to regulate the conduct of any such meeting, including, without limitation, convening the meeting and, for any or no reason, recessing or adjourning the meeting (whether or not a quorum is present), announcing the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote, imposing restrictions on the persons (other than stockholders of record of the Corporation or their duly appointed proxies) who may attend any such meeting, establishing procedures for the transaction of business at the meeting, maintaining order at the meeting and safety of those present, limiting the time allotted to questions or comments by participants, restricting entry to the meeting after the time fixed for commencement thereof and limiting the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. The chair of the meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if the chair should so determine, the chair shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.

Section 6. At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, but no proxy shall be voted after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the DGCL, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder, or such stockholder’s authorized officer, director, employee or agent, may execute a document authorizing another person or persons to act for such stockholder as proxy; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing by means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such means of electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that such electronic transmissions are valid, the inspectors or, if there are no such inspectors, such other persons making that determination shall specify the information upon which they relied. The authorization of a person to act as proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL, provided that such authorization shall set forth or be delivered with information enabling the corporation to determine the identity of the stockholder granting such authorization.

A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

Any copy, facsimile telecommunication or other reliable reproduction of the document (including any election transmission) created pursuant to the preceding paragraph of this Section 6 may be substituted or used in lieu of the original document for any and all purposes for which the original document could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original document.

Proxies shall be filed with the secretary of the meeting prior to or at the commencement of the meeting to which they relate.

Section 7. When a quorum is present at any meeting, the vote of the holders of a majority of the votes cast shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Certificate of Incorporation, these Bylaws or the DGCL a different or minimum vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required and a quorum is present, the affirmative vote of a majority of the votes cast by shares of such class or series or classes or series shall be the act of such class or series or classes or series, unless the question is one upon which by express provision of the Certificate of Incorporation, these Bylaws or the DGCL a different or minimum vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. (A) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(B) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9. (A) To the extent that the Certificate of Incorporation does not prohibit action by one or more classes or series of stockholders of the Corporation to be taken by consent in lieu of meeting, the provisions of this section shall apply. All consents properly delivered in accordance with the Certificate of Incorporation and the DGCL shall be deemed to be recorded when so delivered. No consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the first date on which a consent is delivered to the Corporation as required by the DGCL, consents signed by the holders of a sufficient number of shares to take such corporate action are so delivered to the Corporation in accordance with the applicable provisions of the DGCL. Prompt notice of the taking of the corporate action by consent without a meeting by less than unanimous consent shall be given to those stockholders as of the record date for the action by consent who have not consented and who would have been entitled to notice of the meeting if the action had been taken at a meeting and the record date for the notice of the meeting were the record date for the action by consent. Any action taken pursuant to such consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof.

(B) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. Any stockholder of record seeking to have the stockholders authorize or take corporate action by consent shall, by written notice to the Secretary, request that the Board fix a record date. The Board shall promptly, but in all events within ten (10) days after the date on which such written notice is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board pursuant to the first sentence of this Section 9(B)). If no record date has been fixed by the Board pursuant to the first sentence of this Section 9(B) or otherwise within ten (10) days after the date on which such written notice is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with the DGCL. If no record date has been fixed by the Board pursuant to the first sentence of this Section 9(B), the record date for determining stockholders entitled to consent to corporate action in writing without a meeting if prior action by the Board is required by applicable law shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

(C) In the event of the delivery, in the manner provided by this Section 9 and the DGCL, to the Corporation of consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage independent inspectors of elections for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by consent and without a meeting shall be effective until such inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with this Section 9 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders. Nothing contained in this Section 9(C) shall in any way be construed to suggest or imply that the Board or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(D) No consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days after the first date on which a consent is delivered in accordance with this Section 9, a valid consent or valid consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation in the manner prescribed in this Section 9 and the DGCL, and not theretofore revoked.

Section 10. The Corporation shall prepare, no later than the tenth (10th) day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.

Section 11. The Board, in advance of all meetings of the stockholders, may (and, if required by law, shall) appoint one or more inspectors to act at the meeting and make a written report thereof, who may be employees or agents of the Corporation or stockholders or their proxies, but who shall not be directors of the Corporation or candidates for election as directors. In the event that the Board fails to so appoint one or more inspectors or, in the event that one or more inspectors previously designated by the Board fails to appear or act at the meeting of stockholders, the chair of the meeting may appoint one or more inspectors to act at the meeting of stockholders. Inspectors appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. Inspectors shall take all actions required under the applicable provisions of the DGCL and any other applicable law, rule or regulation.

Section 12. (A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Article I, Section 3 of these Bylaws, (b) by or at the direction of the Board or any authorized committee thereof or (c) by any stockholder of the Corporation who is entitled to vote on such election or such other business at the meeting, who complied with the notice procedures set forth in subparagraphs (2) and (3) of this paragraph (A) of this Bylaw and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and, in the case of business other than nominations of persons for election to the Board, such other business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the date of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70) days, from the anniversary date of the previous year’s meeting, or if no annual meeting required to be held was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. For purposes of the application of Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision), the date for notice specified in this paragraph (A)(2) shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4. For purposes of the first annual meeting following the adoption of these Bylaws, the date of the first anniversary of the preceding year’s annual meeting shall be deemed to be [●], 2025.

Such stockholder’s notice delivered pursuant to this Section 12 shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business and residence address, and principal occupation or employment of the nominee, (ii) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (iii) such person’s written consent to being named in the proxy statement and accompanying proxy card and to serving as a director if elected, (iiv) a questionnaire completed and signed by such person (in the form to be provided by the Secretary upon written request of any stockholder of record within ten (10) days of such request) with respect to the background and qualification of such proposed nominee and (v) a written representation and agreement (in the form to be provided by the Secretary upon written request of any stockholder of record within ten (10) days of such request) that such proposed nominee (A) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question that has not been disclosed to the Corporation or that could limit or interfere with such proposed nominee’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation, and (C) would be in compliance, if elected as a director of the Corporation, and will comply with, all applicable publicly disclosed corporate governance, code of conduct and ethics, conflict of interest, confidentiality, corporate opportunities, trading and any other policies and guidelines of the Corporation applicable to directors; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation that are owned, directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, including any shares of any class or series of capital stock of the Corporation as to which such stockholder and such beneficial owner or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (iii) a representation that the stockholder is a holder of record of the stock of the Corporation at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person (which, for the avoidance of doubt, includes appearance by means of remote communication at any virtual meeting) or by proxy at the meeting to propose such business or nomination, (iv) a representation whether the stockholder or the beneficial owner, if any, will be or is part of a group that will (A) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee, (B) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, and/or (C) solicit proxies or votes in support of any proposed nominee in accordance with Rule 14a-19 promulgated under the Exchange Act, (v) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with (A) the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or (B) the stockholder’s and/or (C) the beneficial owner’s acts or omissions as a stockholder of the Corporation and (vi) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (d) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any person (collectively, “proponent persons”), including, in the case of a nomination, the nominee, including any agreements, arrangements or understandings relating to any compensation or payments to be paid to any such proposed nominee(s), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding); and (e) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any proponent person is a party, the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation; (f) a description of any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, or understanding pursuant to which such stockholder or beneficial owner has or shares a right, directly or indirectly, to vote any shares of any class or series of capital stock of the Corporation; (g) a description of any agreement, arrangement or understanding with respect to any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such stockholder or beneficial owner that are separated or separable pursuant to such agreement, arraignment or understanding from the underlying shares of the Corporation; (h) a description of any performance-related fees (other than an asset-based fee) that such stockholder or beneficial owner, directly or indirectly, is entitled to receive based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any interests described in clause (c)(iv) of this Section 12(A)(2); and (i) the names and addresses of other stockholders and beneficial owners actually known (without any obligation of inquiry) by any stockholder giving the notice (and/or beneficial owner, if any, on whose behalf the nomination or proposal is made) to financially support such nomination or proposal, and to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially and/or of record by such other stockholder(s) and beneficial owner(s). A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to this paragraph (A)(2) or paragraph (B) of this Bylaw) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof. For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 12(A)(2) or any other section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any stockholder’s notice, including, without limitation, any representation required herein, extend any applicable deadlines under these Bylaws or enable or be deemed to permit a stockholder who has previously submitted a stockholder’s notice under these Bylaws to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of stockholders. Any such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation (i) in the case of any update and supplement required to be made as of the record date for notice of the meeting, not later than five (5) days after the later of such record date and the public announcement of such record date and (ii) in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or adjournment or postponement thereof, not later than ten (10) days prior to the date of the meeting or any adjournment or postponement thereof. The Corporation may require any proposed nominee to furnish, within ten (10) days of a request therefor, such other information as it may reasonably require to determine whether such proposed nominee is qualified under the Certificate of Incorporation, these Bylaws, the rules and regulations of any stock exchange applicable to the Corporation, or any law or regulation application to the Corporation to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Bylaw Section 12 to the contrary, in the event that the number of directors to be elected to the Board is increased, effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Bylaw, and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which a public announcement of such increase is first made by the Corporation; provided that, if no such announcement is made at least ten (10) days before the meeting, then no such notice shall be required.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Article II, Section 3 of these Bylaws. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (1) pursuant to the Corporation’s notice of meeting or (2)(a) by or at the direction of the Board or any authorized committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting on such matters, who complies with the notice procedures set forth in this Bylaw and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. The number of nominees a stockholder may nominate for election at the special meeting on such stockholder’s own behalf (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In the event a special meeting of stockholders is called for the purpose of electing one or more directors fill any vacancy or newly created directorship on the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by paragraph (A)(2) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred and twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which the Corporation first makes a public announcement of the date of the special meeting at which directors are to be elected. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C) General. (1) Only persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chair of the meeting (and in advance of the meeting of the stockholders, the Board or authorized committee thereof) shall, in addition to making any other determination that may be appropriate for the the conduct of the meeting, have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.

Notwithstanding the foregoing provisions of this Section 12, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 12, to be considered a “qualified representative of the stockholder,” a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of these Bylaws, “public announcement” shall mean disclosure (a) in a press release released by the Corporation, provided such press release is released by the Corporation following its customary procedures, is reported by the Dow Jones News Service, Associated Press, Business Wire or PR Newswire or comparable national news service, or is generally available on internet news sites, or (b) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulators thereunder.

(3) For purposes of this Bylaw, no adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 12, and in order for any notification required to be delivered by a stockholder pursuant to this Section 12 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(4) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in these Bylaws; provided however, that, to the fullest extent permitted by law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Bylaw (including paragraphs (A)(1)(c) and (B) hereof), and compliance with paragraphs (A)(1)(c) and (B) of this Bylaw shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in these Bylaws shall be deemed to affect any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances pursuant to any applicable provision of the Certificate of Incorporation.

Section 13. Remote Communication. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication;

provided, that

(i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE III.

BOARD OF DIRECTORS

Section 1. Subject to the Certificate of Incorporation, the exact number of directors shall be fixed from time to time exclusively by resolution adopted by the Board. The Board shall elect from its ranks a Chair, who shall have the powers and perform such duties as provided in these Bylaws and as the Board may from time to time prescribe. The Chair shall preside at all meetings of the Board at which the Chair is present. If the Chair is not present at a meeting of the Board, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chair) shall preside at such meeting, and, if the Chief Executive Officer is not present at such meeting or is not a director, a majority of the directors present at such meeting shall elect one (1) of their members to preside. The Board may elect or appoint co-Chair and, in such case, references in these Bylaws to the Chair shall refer to such co-Chair, each acting alone. Except as otherwise provided by the Certificate of Incorporation or these Bylaws, each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, provided that if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Article III, Section 1 of these Bylaws, a “majority of the votes cast” shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election).

(A) Limitations on Non-Citizens as Directors. Notwithstanding anything to the contrary in these Bylaws, at least two-thirds of the members of the Board shall be “citizens of the United States” as provided under Section 40102(a)(15) of Subtitle VII of Title 49 of the United States Code, as amended, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the U.S. Department of Transportation, its predecessors and successors, from time to time (“Applicable Transportation Law”), and the Chair shall be a “citizen of the United States” as provided under Applicable Transportation Law for so long as required by Applicable Transportation Law. If the number of Non-Citizens serving on the Board at any time exceeds the limitations provided under Applicable Transportation Law, one or more directors who are Non-Citizens shall, in reverse chronological order based on their tenure of service on the Board, cease to be qualified as directors and shall automatically cease to be directors.

Section 2. In order for any incumbent director to become a nominee of the Board for further service on the Board, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board in accordance with the policies and procedures adopted by the Board for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the nominating and governance committee, or such other committee designated by the Board pursuant to these Bylaws, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the committee’s recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The committee in making its recommendation and the Board in making its decision each may consider any factors and other information that they consider appropriate and relevant.

If the Board accepts a director’s resignation pursuant to this Article III, Section 2, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill the resulting vacancy pursuant to Article III, Section 3 of these Bylaws.

Section 3. Except as may otherwise be provided in the Certificate of Incorporation, unless otherwise required by the DGCL or Article III, Section 6 of these Bylaws, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, removal, retirement, disqualification or otherwise) shall be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Section 4. Meetings of the Board shall be held at such place, if any, within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board shall be held at such times as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chair or the Chief Executive Officer or the Secretary of the Corporation if directed by a majority of the members of the Board then in office, by oral or written notice, including fax, e-mail or other means of electronic transmission, duly served on or sent and delivered to each director to such director’s address, e-mail address or telephone number as shown on the books of the Corporation not less than twenty-four (24) hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place, if any, at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board.

Section 5. A majority of the total number of directors shall constitute a quorum for the transaction of business. Except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

Section 6. Notwithstanding the foregoing, during any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to their earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate, such directors shall cease to qualify as directors and shall cease to be directors and the total authorized number of directors of the Corporation shall automatically be reduced accordingly, but in all events not less than the total number of directors fixed pursuant to the Certificate of Incorporation.

Section 7. If at any meeting for the election of directors, the Corporation has outstanding more than one class of stock, and one or more such classes or series thereof are entitled to vote separately as a class to elect directors, and there shall be a quorum of only one such class or series of stock, that class or series of stock shall be entitled to elect its quota of directors notwithstanding the absence of a quorum of the other class or series of stock.

Section 8. The Board may from time to time establish one or more committees of the Board to serve at the pleasure of the Board, which shall be composed of one or more members of the Board and have such duties as the Board shall from time to time determine. Any director may belong to any number of committees of the Board. Any such committee, to the extent provided in the resolution of the Board establishing such committee and subject to applicable law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to a subcommittee any or all of the powers and authority of the committee. Unless otherwise specified in the resolution of the Board designating the committee, at all meetings of such committee a majority of the total number of members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article III of these Bylaws.

The Board may also establish such other committees of the Corporation with such members (whether or not directors) and with such duties as the Board may from time to time determine; provided that no such committee shall be delegated or shall exercise any power of the Board delegable to a committee of the Board that is reserved to the Board under the Certificate of Incorporation or applicable law.

At least two-thirds of the members of each committee or subcommittee of the Board shall be comprised of individuals who are “citizens of the United States” as provided under Applicable Transportation Law.

The Corporation has opted into DGCL 141(c)(2) pursuant to resolutions adopted by the Board.

Section 9. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and any consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents, or electronic transmission or transmissions, shall be filed in the minutes of proceedings of the Board in accordance with applicable law. Such filing shall be in paper form if the minutes are maintained in paper form or shall be in electronic form if the minutes are maintained in electronic form.

Section 10. The members of the Board or any committee thereof may participate in a meeting of the Board or committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such a meeting.

Section 11. The Board may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.

Section 12. Any director may resign at any time upon notice given in writing or by electronic transmission to the Board, the Chair, the Chief Executive Officer or the Secretary of the Corporation. The resignation shall take effect at the time specified therein, and if no such time is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation.

ARTICLE IV.

OFFICERS

Section 1. The Board shall elect officers of the Corporation as required by the DGCL. The Board may also from time to time elect such other officers (including, without limitation, a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer, a Chief Administrative Officer, a General Counsel, one or more Vice Presidents, a Treasurer, one or more Assistant Vice Presidents, a Secretary, one or more Assistant Secretaries and one or more Assistant Treasurers) as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board or the Chief Executive Officer may determine. Any two or more offices may be held by the same person. The Board may elect or appoint co-Presidents or co-Chief Executive Officers and, in such case, references in these Bylaws to the President or the Chief Executive Officer shall refer to either such co-President or co-Chief Executive Officer, as the case may be, each such person acting alone. Neither the Chair nor Vice Chair shall be an officer unless expressly so designated by the Board.

Section 2. All officers of the Corporation elected by the Board shall hold office for such terms as may be determined by the Board or, except with respect to their own office, the Chief Executive Officer, or until their respective successors are chosen and qualified or until their earlier resignation or removal. Any officer may be removed from office at any time either with or without cause by affirmative vote of a majority of the members of the Board then in office, or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board.

Section 3. Each of the officers of the Corporation elected by the Board or appointed by an officer in accordance with these Bylaws shall have the powers and duties prescribed by law, by these Bylaws or by the Board and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by these Bylaws or by the Board or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office.

Section 4. Unless otherwise provided in these Bylaws, in the absence or disability of any officer of the Corporation, the Board or the Chief Executive Officer may, during such period, delegate such officer’s powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.

Section 5. Limitations on Non-Citizens as Officers. Notwithstanding anything to the contrary in these Bylaws, the Chief Executive Officer and President and at least two-thirds of the other officers of the Corporation shall be “citizens of the United States” as provided under Applicable Transportation Law for so long as required by Applicable Transportation Law.

ARTICLE V.

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 1. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that such person is or was a director or an officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, if permitted, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this Article V with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Any reference to an officer of the Corporation in this Article V shall be deemed to refer exclusively to the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and General Counsel of the Corporation appointed pursuant to Article IV of these Bylaws, and to any Vice President, Assistant Secretary, Assistant Treasurer or other officer of the Corporation appointed by the Board pursuant to Article IV of these Bylaws, including, without limitation, any “executive officer” or “Section 16 officer,” and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, but not an officer thereof as described in the preceding sentence, has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article V.

Section 2. In addition to the right to indemnification conferred in Section 1 of this Article V, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred by the indemnitee in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article V (which shall be governed by Section 3 of this Article V) (hereinafter an “advancement of expenses”); provided, however, that, if (x) the DGCL requires or (y) in the case of an advancement of expenses made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in their capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined after final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under this Article V or otherwise; provided, further, that, except as provided in Section 3 of this Article V with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall make an advancement of expenses to any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 3. If a claim under Section 1 or 2 of this Article V is not paid in full by the Corporation within (i) sixty (60) days after a written claim for indemnification has been received by the Corporation or (ii) thirty (30) days after a claim for an advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL, and in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 4. (A) The provision of indemnification to or the advancement of expenses to any indemnitee under this Article V, or the entitlement of any indemnitee to indemnification or advancement of expenses under this Article V, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.

(B) Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the indemnitee as a director and/or officer of the Corporation at the request of the indemnitee-related entities (as defined below), to the fullest extent permitted by law, the Corporation shall be fully and primarily responsible for the payment to the indemnitee in respect of indemnification or advancement of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of the Certificate of Incorporation or these Bylaws of the Corporation (or any other agreement between the Corporation and such persons, as applicable) in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article V, irrespective of any right of recovery the indemnitee may have from the indemnitee-related entities. Any obligation on the part of any indemnitee-related entities to indemnify or advance expenses to any indemnitee shall be secondary to the Corporation’s obligation and shall be reduced by any amount that the indemnitee may collect as indemnification or advancement from the Corporation. The Corporation irrevocably waives, relinquishes and releases the indemnitee-related entities from any and all claims it may have against the indemnitee-related entities for contribution, subrogation or any other recovery of any kind in respect thereof. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery the indemnitee may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Section 4(B) of Article V, entitled to enforce this Section 4(B) of Article V.

For purposes of this Section 4(B) of Article V, the following terms shall have the following meanings:

(1) The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation (other than as a result of obligations under an insurance policy).

(2) The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to Delaware law, any agreement or certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.

Section 5. The rights granted pursuant to the provisions of this Article V shall vest at the time a person becomes a director or officer of the Corporation entitled to such rights and shall be deemed to create a binding contractual obligation on the part of the Corporation to the persons who from time to time are elected as officers or directors of the Corporation entitled to such rights, and such persons in acting in their capacities as officers or directors of the Corporation or any subsidiary shall be entitled to rely on such provisions of this Article V without giving notice thereof to the Corporation. Such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article V that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 6. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 7. The Corporation may, to the extent authorized from time to time by the Board and to the fullest extent permitted by law, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any person (in addition to an indemnitee) serving at the request of the Corporation as an officer, director, employee or agent of any other enterprise to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of indemnitees hereunder.

ARTICLE VI.

CORPORATE BOOKS

The books of the Corporation may be kept inside or outside of the State of Delaware at such place or places as the Board may from time to time determine.

ARTICLE VII.

CHECKS, NOTES, PROXIES, ETC.

All checks and drafts on the Corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be authorized from time to time by the Board or such officer or officers who may be delegated such authority. Proxies to vote and consents with respect to securities of other corporations or other entities owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chief Executive Officer, or by such officers as the Chief Executive Officer or the Board may from time to time determine.

Unless otherwise directed by the Board, the Chief Executive Officer, a Vice President, the Treasurer or the Secretary, or such other officer or agent as shall be authorized by the Board, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of securityholders of any entity in which the Corporation holds securities or equity interests and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such securities or equity interests at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

ARTICLE VIII.

FISCAL YEAR

The fiscal year of the Corporation shall be, unless otherwise determined by resolution of the Board, the calendar year ending on December 31.

ARTICLE IX.

CORPORATE SEAL

The corporate seal shall have inscribed thereon the name of the Corporation. In lieu of the corporate seal, when so authorized by the Board or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.

ARTICLE X.

GENERAL PROVISIONS

Section 1. Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, notice of any meeting need not be given to any person who shall attend such meeting (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission). For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 2. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 3. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL, or any other applicable law, such provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE XI.

AMENDMENTS

Section 1. The Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation.

ARTICLE XII.

SHARES

Section 1. Unless the Board shall otherwise provide by resolution or resolutions that the shares of stock of the Corporation shall be represented by certificates, the Corporation’s stock shall be uncertificated shares. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by any two authorized officers of the Corporation (it being understood that each of the Chair, the Vice Chair, Chief Executive Officer, President, Chief Financial Officer, a Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary of the Corporation shall be an authorized officer for such purpose), certifying the number and class of shares of stock of the Corporation owned by such holder. Any or all of the signatures on any such certificate may be a facsimile. The Board shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

Section 2. Within a reasonable time after the issue or transfer of any uncertificated shares, a statement of the information required by the DGCL shall be sent in writing or by electronic transmission by or on behalf of the Corporation to stockholders entitled to such uncertificated shares. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates.

Section 3. Shares of stock of the Corporation represented by certificates shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws, upon surrender to the Corporation by delivery of the certificates representing such shares (to the extent such shares are evidenced by a physical stock certificate) or by due delivery of transfer instructions (in the case of uncertificated shares) and any documents required therefor to the person in charge of the stock and transfer books and ledgers and compliance with any procedures adopted by the Corporation or its agents and applicable law. Certificates representing such shares, if any, shall be cancelled and new certificates (if the shares are to be certificated) or uncertificated shares (if the shares are to be uncertificated) shall thereupon be issued. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates (if any) are presented to the Corporation for transfer or when any uncertificated shares are requested to be transferred, both the transferor and transferee request the Corporation to do so. The Corporation shall, subject to applicable law, have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation or uncertificated shares.

Section 4. A new certificate of stock or uncertificated shares may be issued in the place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed, and the Corporation may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond, in such sum as the Corporation may direct, in order to indemnify the Corporation against any claims that may be made against it in connection therewith. A new certificate or uncertificated shares of stock may be issued in the place of any certificate previously issued by the Corporation that has become mutilated upon the surrender by such owner of such mutilated certificate and, if required by the Corporation, the posting of a bond by such owner in an amount sufficient to indemnify the Corporation against any claim that may be made against it in connection therewith.

Section 5. Non-Citizen Voting and Ownership Limitations. All Common Stock and Preferred Stock of the Corporation shall be subject to certain limitations as set forth in the Certificate of Incorporation.

Exhibit 3

Three Party Agreement

See attached

Execution Version

THREE PARTY AGREEMENT

among

MESA AIR GROUP, INC.,

MESA AIRLINES, INC.,

UNITED AIRLINES, INC.,

REPUBLIC AIRWAYS HOLDINGS INC.

and

MESA REPRESENTATIVE

Dated as of April 4, 2025

Page
ARTICLE I

CERTAIN PRE-CLOSING AND CLOSING TRANSACTIONS

Section 1.1	CRJ Asset Impairment Losses	A-125
Section 1.2	Inspections	A-125
Section 1.3	FTI Fees and Legal Fees	A-126
Section 1.4	Closing Date Extinguishment and/or Assumption of Mesa Obligations; Payment of United Closing Payment Amount	A-126
Section 1.5	Primary Issuance	A-127
Section 1.6	Termination of Mesa CPA	A-127
Section 1.7	Mesa’s Delivery of Proposed Final Closing Statement and United’s and NewCo’s Responses Thereto	A-128
Section 1.8	UST Loan	A-133
Section 1.9	Archer Agreements	A-134
Section 1.10	Malta	A-136

ARTICLE II

POST-CLOSING TRANSACTIONS RELATED TO MESA OBLIGATIONS; ASSET SALES

Section 2.1	Disposition of the Shares	A-136
Section 2.2	United Debt Forgiveness; No Further Recourse for United Beyond the United Shares; Indemnification	A-138
Section 2.3	Asset Sales	A-138

ARTICLE III

CERTAIN REIMBURSEMENTS FOR PILOT TRAINING.

Section 3.1	Subject CRJ Pilots	A-141
Section 3.2	Certified E175 Pilot Payments	A-141

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Section 4.1	Organization and Qualification	A-141
Section 4.2	Authority	A-142
Section 4.3	No Conflict	A-142
Section 4.4	Required Filings and Consents	A-142
Section 4.5	Pre-Close Assets Sales Documentation	A-142
Section 4.6	No United Triggering Events. United represents and warrants to Republic and Mesa that there are no, and have been no, United Triggering Events, and that there are no currently contemplated United Triggering Events	A-142
Section 4.7	Merger Agreement Representations and Warranties	A-142
Section 4.8	Pilots	A-143
Section 4.9	Consulting Services	A-143

ARTICLE V

TERMINATION; AMENDMENT; WAIVER

Section 5.1	Termination	A-143
Section 5.2	Effect of Termination	A-144
Section 5.3	Amendment	A-145
Section 5.4	Waiver	A-145

A-i

APPENDICES

Appendix A	[Intentionally Omitted]
Appendix B	[Intentionally Omitted]
Appendix C	[Intentionally Omitted]
Appendix D	[Intentionally Omitted]
Appendix E	[Intentionally Omitted]
Appendix F	[Intentionally Omitted]
Appendix G	[Intentionally Omitted]
Appendix H	[Intentionally Omitted]
Appendix I	[Intentionally Omitted]
Appendix J	[Intentionally Omitted]
Appendix K	Rate Escalation Credit
Appendix L	Sample Mesa Trial Balance

EXHIBITS

Exhibit 1	[Intentionally Omitted]
Exhibit 2	[Intentionally Omitted]
Exhibit 3	Form of United Assignment & Assumption Agreement (Mesa Obligations)
Exhibit 4	Form of Escrow Agreement
Exhibit 5	Releases

SCHEDULES

Schedule 1.7(o)	Illustrative Examples
Schedule 4.8	Mesa Pilots
Schedule 6.16	Intended Tax Treatment
Schedule 6.17	Lock-Up

A-ii

THIS THREE PARTY AGREEMENT (together with the appendices, exhibits and schedules attached hereto, this “Agreement”), dated as of April 4, 2025 is made by and among Mesa Air Group, Inc., a Nevada corporation (“Mesa”), Mesa Airlines, Inc., a Nevada corporation (“Mesa Airlines”), United Airlines, Inc., a Delaware corporation (“United”), Republic Airways Holdings, Inc., a Delaware corporation (“Republic”), and Mesa Shareholder Representative, LLC, a Nevada limited liability company (the “Mesa Representative” and together, with Mesa, Mesa Airlines, United and Republic, the “Parties”).

RECITALS

WHEREAS, concurrently with the Parties’ entry into this Agreement, Mesa and Republic are entering into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Republic will be merged with and into Mesa, with Mesa continuing as the surviving corporation in such merger (the “Merger”, and Mesa as the surviving corporation, “NewCo”);

WHEREAS, in connection with the closing of the Merger (the “Closing”) and the post-Closing operation of NewCo, the Parties desire to enter into this Agreement pursuant to which, among other things (and all as set forth in further detail herein), and subject to and in accordance with the terms and conditions contained in this Agreement: (i) Mesa will take certain actions at or prior to the Closing to dispose of certain assets, extinguish certain liabilities and effectuate certain related transactions; (ii) Mesa at the Closing will conduct a primary issuance of a number of shares (the “Shares”) of its common stock, no par value (the “Mesa Common Stock”) in an amount equal to 6% of the issued and outstanding shares of Mesa Common Stock after giving effect to the issuance of Mesa Common Stock in the Merger (such issuance, the “Primary Issuance”), which Shares will subsequently become available to United to satisfy certain liabilities, with any remainder to then become available to NewCo to satisfy certain liabilities, and with any remainder to finally be transferred on a pro rata basis to the Persons who, as of immediately prior to the Effective Time, held shares of Mesa Common Stock (the “Pre-Merger Mesa Shareholders”) as determined pursuant to Section 2.1; and (iii) United will reimburse NewCo for certain costs and expenses; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties on which each Party has relied as a material inducement for such Party’s execution and delivery of this Agreement, and also in consideration of the covenants and agreements set forth herein, and subject to the conditions herein contained, and for other good and valuable consideration, the receipt, validity and sufficiency of which are acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

CERTAIN PRE-CLOSING AND CLOSING TRANSACTIONS

Section 1.1 CRJ Asset Impairment Losses. Prior to the Closing, Mesa shall recognize all impairment losses in respect of the CRJ Assets.

Section 1.2 Inspections. Prior to the Closing, reasonably promptly following written request from time to time from either United or Republic, Mesa shall (a) make all of the applicable assets (determined in relation to any such written request) referenced in Appendix D (including any and all records relating thereto) reasonably available to United, Republic and their respective Representatives in each case as reasonably necessary to confirm the existence of such assets and/or to allow United, Republic or their Representatives to inspect the condition of such assets and (b) shall cause Mesa’s applicable personnel and Representatives to be reasonably available in furtherance of the same; provided that (i) each such written request from United or Republic (as the case may be) shall include reasonable detail as to the assets being requested for inspection (and, if applicable, the records relating thereto), (ii) all inspections pursuant to this Section 1.2 shall be performed in a manner that minimizes unreasonable disruption to Mesa’s personnel, business and revenue service operations (the existence of any such disruption to be determined reasonably by United or Republic, as applicable) and during normal business hours.

Section 1.3 FTI Fees and Legal Fees. At the Closing, Mesa shall pay to (i) FTI any and all remaining FTI Fees in full and final satisfaction of all amounts due or reimbursable to FTI or any of its Affiliates by Mesa or any of its Affiliates in connection with the FTI Fee Letter and any other engagement letter or similar Contract between FTI or any of its Affiliates, on the one hand, and Mesa or any of its Affiliates, on the other hand (in each case, other than customary indemnification obligations that survive the termination of the FTI Fee Letter) and (ii) its legal counsels any and all remaining Legal Fees in full and final satisfaction of all amounts due or reimbursable to such legal counsels by Mesa or any of its Affiliates in connection with the preparation, negotiation and performance of this Agreement and the consummation of the transactions contemplated by this Agreement.

Section 1.4 Closing Date Extinguishment and/or Assumption of Mesa Obligations; Payment of United Closing Payment Amount.

(a) At the Closing, if the Mesa Working Capital Surplus is an amount greater than $0, then Mesa shall use all of its cash and cash equivalents (other than the Mesa Representative Expense Fund) to pay off, retire and otherwise extinguish all of the Mesa Obligations until such time as the earlier to occur of (x) the Mesa Working Capital Surplus, after giving effect to the foregoing, is an amount equal to $0 and (y) the extinguishment of all cash and cash equivalents (other than the Mesa Representative Expense Fund). Any remaining cash and cash equivalents will then be applied against any United Debt. At the Closing, Mesa shall pay to the Mesa Representative an amount in cash equal to $*** (the “Mesa Representative Expense Fund”) and the Mesa Representative shall utilize the Mesa Representative Expense Fund solely to perform its obligations hereunder, with the Mesa Representative Expense Fund Remainder (as defined below) to be remitted to United as provided in Section 2.1(b). If, prior to the filing of the Form S-4, there is any circumstance in which the Net Debt Amount is reasonably likely to be less than zero, then the Parties shall discuss in good faith any reasonable and appropriate revisions to the terms and conditions of this Section 1.4(a) to address the treatment of any excess cash or cash equivalents on Mesa’s balance sheet, but, notwithstanding the foregoing, no Party shall have any obligation under this sentence to agree to any such revisions.

(b) [Reserved].

(c) Subject to Section 1.7, at the Closing, and following the completion of the transactions contemplated by Section 1.4(a), United shall, at its option, as to each remaining Mesa Obligation as of the Closing (each amount, a “Pre-Closing Mesa Obligation”), and in each case, subject to the receipt of the applicable Mesa Payoff Letters, (i) on behalf of Mesa, directly repay, or cause the repayment of, in each case, in full such Pre-Closing Mesa Obligation (other than in respect of any indemnification obligations that survive termination and/or any intercompany loans by and among Mesa and its subsidiaries); (ii) if permitted by the terms of the applicable Pre-Closing Mesa Obligation, assume in full from Mesa (pursuant to the form of assignment and assumption agreement set forth on Exhibit 3) such Pre-Closing Mesa Obligation; or (iii) pay to NewCo cash in an amount sufficient for NewCo to fully extinguish such Pre-Closing Mesa Obligation (other than in respect of any indemnification obligations that survive termination and/or any intercompany loans by and among Mesa and its subsidiaries); provided, that (a) with respect to Mesa Obligations within clause (a), (c) or (d) of the definition thereof, United shall satisfy its obligations under this Section 1.4(c) by acting pursuant to clause (iii) of this Section 1.4(c), and (b) United’s obligations under this Section 1.4(c) shall be reduced on a dollar for dollar basis by (without duplication) both (x) the aggregate Non-Eligible Asset Credit and (y) the Working Capital Surplus; provided, further, that (a) United shall be permitted to elect, at its sole discretion, which portion of Mesa Obligations will be reduced on a dollar for dollar basis pursuant to the foregoing proviso and (b) for the avoidance of doubt, with respect to Mesa Obligations within clause (a) of the definition thereof, United shall be deemed to have satisfied its obligations under this Section 1.4(c) by paying to NewCo an amount of cash pursuant to clause (iii) of this Section 1.4(c) equal to the Mesa Working Capital Shortfall.

(d) At the Closing, Mesa shall provide United with any and all books and records relevant to the Mesa Obligations, United Debt or any applicable assets in connection with this Agreement, including the Supporting Documentation.

(e) No later than five (5) Business Days prior to the Closing, Mesa shall provide United with payoff letters (to the extent reasonably available following Mesa’s use of reasonable best efforts to obtain the same) from the applicable lenders with respect to all Pre-Closing Mesa Obligations that are the subject of Section 1.4(c) together with all termination statements, lien releases, mortgage releases, re-assignments of trademarks, discharges of security interests and other similar discharge or release documents (in recordable form, if applicable) as are reasonably necessary to release as of record all Liens securing any Pre-Closing Mesa Obligation (collectively, the “Mesa Payoff Letters”).

(f) From the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 5.1, Mesa shall, and shall cause each of its Subsidiaries and each of their respective management to use reasonable best efforts to provide cooperation to United as reasonably requested by United in connection with United’s obligations hereunder; provided, that other than the following clauses (i) through (iii), nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Mesa or any of its Subsidiaries, in each case, in Mesa’s reasonable judgment. Such cooperation will include (i) assisting in the execution and delivery of, and preparation of, any definitive financing documents (including schedules thereto and the payoff of any existing indebtedness) as may be reasonably requested by United, (ii) furnishing, at least three (3) Business Days in advance of the Closing Date, all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and/or (iii) providing or obtaining customary evidence of authority, customary officer’s certificates, legal opinions and solvency certificates in the form required by United, in each case, as reasonably requested by United.

Section 1.5 Primary Issuance. At the Closing, Mesa shall issue the Shares, in book-entry form, to the Exchange Agent, pursuant to the Escrow Agreement in substantially the form attached hereto as Exhibit 4 (the “Escrow Agreement”), which Escrow Agreement the Parties shall execute and deliver to each other at the Closing.

Section 1.6 Termination of Mesa CPA. The Parties acknowledge and agree that Mesa and United have delivered the releases effective as of the Closing in connection with the termination, effective as of the Closing, of the Existing Mesa CPA in that certain Mutual Release executed concurrently with this Agreement and attached to this Agreement as Exhibit 5, and that, at the Closing, Mesa and United will deliver to Republic reasonable evidence of the termination of the Existing Mesa CPA. NewCo shall use good faith efforts to perform or cooperate (as applicable) with respect to any Mesa or Mesa Airlines obligations under the Existing Mesa CPA, in each case to the extent (a) such obligations arise in the normal course of business following such termination due to the actions or inactions of Mesa or Mesa Airlines prior to such termination (including processing insurance claims and cooperating in any litigation or passenger claims but excluding, for the avoidance of doubt, any final reconciliations of pre-Closing underpayments or overpayments, as each of Mesa and United will have waived, pursuant to the releases in the form attached hereto as Exhibit 5, its rights to recoup pre-Closing underpayments or overpayments) and (b) such performance or cooperation would not require NewCo to incur more than de minimis out-of-pocket costs. Following the termination of the Existing Mesa CPA at the Closing and until the date that is 180 days following the Closing, and notwithstanding such termination, United shall continue to reimburse to NewCo any and all Pass-Through Costs (as defined in the Existing Mesa CPA) incurred by Mesa and its Affiliates prior to such termination to the extent United would otherwise be obligated to reimburse such costs had the Existing Mesa CPA not terminated (but subject in all events to applicable dispute resolution and audit provisions set forth in the Existing Mesa CPA, which provisions shall survive for the purpose of this sentence); provided, however, that, notwithstanding the foregoing, this sentence shall not apply as to any costs that have been paid off, released or extinguished by operation of Section 1.4(c) of this Agreement.

Section 1.7 Mesa’s Delivery of Proposed Final Closing Statement and United’s and NewCo’s Responses Thereto.

(a) Notice of Merger Closing. Prior to the Closing, Mesa and Republic shall keep United reasonably apprised of the anticipated timeline to the Closing.

(b) Pre-Closing Delivery of Appendix C. No later than 21 days following the end of the first completed calendar month following the date of this Agreement and each month thereafter, Mesa shall deliver to United and Republic a draft of Appendix C, calculated as of the end of such calendar month. Without limiting the foregoing, Mesa shall at all times cooperate reasonably and in good faith with United and Republic (including making personnel, records and Supporting Documentation reasonably available) to answer any questions and to provide additional information as to its financial reports, Supporting Documentation and any and all assumptions and components relevant to the foregoing in this Section 1.7(b).

(c) Proposed Final Closing Statement. By no later than 10 Business Days prior to the Closing Date (the “Proposed Final Closing Statement Deadline”), Mesa shall deliver to United and Republic a statement (the “Proposed Final Closing Statement”) setting forth, in reasonable detail, Mesa’s good faith calculation, as of the end of the Closing Date, of the estimated Net Debt Amount (such calculation, the “Proposed Estimated Net Debt Amount”), together with Supporting Documentation (including the updated Mesa trial balance contemplated by such defined term) relating thereto, including any assumptions made with respect to valuations of assets and resulting proceeds from the sale of such assets; provided that the Proposed Estimated Net Debt Amount shall be determined in the format of, and in accordance with the methodology set forth in, Appendix C and the Asset Valuation Methodology. Mesa shall at all times cooperate reasonably and in good faith with United and Republic (including making personnel, records and Supporting Documentation reasonably available) to answer any questions and to provide additional information to United as to any and all assumptions and components relevant to the Proposed Final Closing Statement, including as needed to update or adjust the Proposed Final Closing Statement.

(d) United and Republic Response to Proposed Final Closing Statement. By no later than five (5) days following the date on which United and Republic have received the Proposed Final Closing Statement and all additional documentation relating thereto required by Section 1.7(c) (such period, the “Pre-Closing Dispute Period”), each of United and Republic shall have the independent right to notify the other Parties in writing as to any objections to Mesa’s calculation of any of the amounts reflected on the line items of the Proposed Final Closing Statement that would result in the Net Debt Amount being incorrect either upwards or downwards in an amount that is equal to at least $*** in the aggregate (such written notice, the “Pre-Closing Dispute Notice” and each such item, a “Pre-Closing Disputed Item”); provided, however, that in each case United and/or Republic shall notify the other two Parties in writing of each Pre-Closing Disputed Item and specify in reasonable detail the amount in dispute and the basis therefor, together with reasonable supporting materials. During the Pre-Closing Dispute Period, Mesa shall make available or cause to be made available to United and Republic and their respective Representatives (during regular business hours and upon reasonable prior notice), at Mesa’s sole cost and expense, (x) the books and records relating to the preparation of the Proposed Final Closing Statement and (y) Mesa’s accounting personnel and advisors, in each case, as reasonably requested by United. If each of United and Republic does not deliver a Pre-Closing Dispute Notice prior to the expiration of the Pre-Closing Dispute Period, then (i) the Proposed Final Closing Statement shall be deemed accepted and agreed to by United and Republic (the “Final Closing Statement”) and (ii) Mesa’s calculation of the Proposed Estimated Net Debt Amount shall be deemed to be the Net Debt Amount for all purposes of this Section 1.7 and Section 5.1(b)(i), and shall be final and binding upon the Parties for all such purposes, subject to Sections 1.7(g), (h), (i) and (j).

(e) Efforts to Resolve Pre-Closing Disputes Among the Parties. If either United or Republic timely delivers a Pre-Closing Dispute Notice, then for a period of 14 days following such delivery date (or, if each of United and Republic timely delivers a Pre-Closing Dispute Notice, then for a period of 14 days following the later of the two delivery dates) (such period, as applicable, the “Pre-Closing Resolution Period”), the Parties shall use commercially reasonable efforts (including Mesa making its personnel and records reasonably available to United and Republic) to amicably resolve the Pre-Closing Disputed Items and determine the Final Closing Statement and the Net Debt Amount. Any Pre-Closing Disputed Items so resolved by the Parties shall be deemed to be final and correct as so resolved and shall be binding upon the Parties for all purposes of this Section 1.7 and Section 5.1(b)(i), subject to Sections 1.7(g), (h), (i) and (j).

(f) Resolution of Pre-Closing Disputes by Independent Valuation Firm. If the Parties are unable to resolve all of the Pre-Closing Disputed Items during the Pre-Closing Resolution Period, then the Parties shall refer the remaining Pre-Closing Disputed Items (the “Pre-Closing Remaining Items”) to an independent valuation firm (an “Independent Valuation Firm”) mutually agreed by them. The Parties shall furnish the Independent Valuation Firm, on the date of its engagement by them (the “Pre-Closing Engagement Date”), with the Proposed Final Closing Statement, the Pre-Closing Dispute Notice and any Pre-Closing Disputed Items previously resolved by the Parties pursuant to Section 1.7(e). The Parties shall also furnish the Independent Valuation Firm with such other information and documents as the Independent Valuation Firm may reasonably request for purposes of resolving the Pre-Closing Remaining Items and determining the Net Debt Amount. Additionally, within five days after the Pre-Closing Engagement Date, each Party shall provide the Independent Valuation Firm with a written position statement describing in reasonable detail such Party’s position regarding the Pre-Closing Remaining Items and such Party’s resulting calculation of the Net Debt Amount (copies of which shall concurrently be delivered to the other two Parties). If a Party fails to timely deliver such position statement to the Independent Valuation Firm, the Independent Valuation Firm shall resolve the Pre-Closing Remaining Items solely upon the basis of the information otherwise timely provided to the Independent Valuation Firm in accordance with this Section 1.7(f). Within 15 days after the Pre-Closing Engagement Date, the Independent Valuation Firm shall deliver to the Parties a report specifying its final determination of the Net Debt Amount (which shall be either Mesa’s calculation of the Net Debt Amount, or United’s calculation of the Net Debt Amount, or Republic’s calculation of the Net Debt Amount, but not, under any circumstances, any other calculation of the Net Debt Amount), along with reasonable supporting detail therefor. Such report shall be final, conclusive and binding on the Parties for all purposes of this Section 1.7 and Section 5.1(b)(i), subject to Sections 1.7(g), (h), (i) and (j), and shall not be subject to judicial review. Any delay in delivering such report shall not invalidate such determination or deprive the Independent Valuation Firm of jurisdiction to resolve the Pre-Closing Remaining Items. The costs, fees and expenses of the Independent Valuation Firm shall be shared equally between the two Parties whose proposals were not selected by the Independent Valuation Firm (or, if two Parties submit the same proposal and such proposal is selected by Independent Valuation Firm, then such costs, fees and expenses shall be borne solely by the Party whose proposal was not selected).

(g) Pre-Closing Updates to Net Debt Amount. If, prior to the Closing, Mesa becomes aware at any time following the date on which the Net Debt Amount has been finally determined pursuant to Section 1.7(d), Section 1.7(e) or Section 1.7(f), as applicable (such date, the “Net Debt Amount Final Determination Date”), that the finally determined Net Debt Amount is incorrect in an amount in excess of $*** (either upwards or downwards) due to issues first discovered following the Net Debt Amount Final Determination Date, then Mesa shall be obligated to send the other Parties prompt written notice of the required adjustment to the finally determined Net Debt Amount, together with reasonable detail about such issues and Supporting Documentation relating thereto, including any assumptions made with respect to valuations of assets and resulting proceeds from the sale of such assets, certified by an appropriate officer of such Party. If, prior to the Closing, United or Republic determines in its reasonable discretion that the finally determined Net Debt Amount is incorrect in an amount in excess of $*** (either upwards or downwards) due to issues first discovered following the Net Debt Amount Final Determination Date, then United or Republic, as applicable, may (but shall not be obligated to) send to the other Parties written notice of the required adjustment to the finally determined Net Debt Amount, together with reasonable detail about such issues and Supporting Documentation relating thereto, including any assumptions made with respect to valuations of assets and resulting proceeds from the sale of such assets, certified by an appropriate officer of such Party. Any such notice submitted by a Party pursuant to the prior two sentences shall be referred to herein as a “Net Debt Amount Adjustment Notice.” Each Party that receives a Net Debt Amount Adjustment Notice shall have a period of five (5) days to respond with its agreement with such Net Debt Amount Adjustment Notice or with a good faith written notice including any objections to such Net Debt Amount Adjustment Notice, together with reasonable supporting detail and backup; provided, however, that, if any such receiving Party does not respond with such written notice by such timeframe, then such receiving Party shall be deemed to have accepted all items in such Net Debt Amount Adjustment Notice and all such items shall be deemed to be incorporated into the finally determined Net Debt Amount. In the case that any Party timely submits any such objection to a Net Debt Amount Adjustment Notice, then, until the date that is 14 days following the date on which all such other Parties have received the Net Debt Amount Adjustment Notice and all additional documentation relating thereto required by this clause (g) (such period, the “Net Debt Amount Adjustment Resolution Period”), the Parties shall use commercially reasonable efforts to cooperate reasonably to resolve the issues raised in the Net Debt Amount Adjustment Notice amicably. Upon any written agreement executed by all Parties as to a Net Debt Amount Adjustment Notice, the agreed items in such Net Debt Amount Adjustment Notice shall be deemed incorporated into the finally determined Net Debt Amount for all purposes of this Agreement. For the avoidance of doubt, this Section 1.7(g) (and, if applicable as to any Net Debt Amount adjustment, Section 1.7(h)) shall remain available to the Parties until the Closing as to issues first discovered following the Net Debt Amount Final Determination Date, it being understood that this Section 1.7(g) may be invoked more than once (but may not be invoked as to any item previously agreed among the Parties).

(h) Resolution of Pre-Closing Updates to Net Debt Amount by Independent Valuation Firm. If the Parties are unable to agree on the updates set forth in the Net Debt Amount Adjustment Notice during the Net Debt Amount Adjustment Resolution Period, then the Parties shall refer the applicable disputed items (the “Net Debt Amount Adjustment Disputed Items”) to an Independent Valuation Firm mutually agreed by them. Each Party shall furnish the Independent Valuation Firm, on the date of its engagement by them (the “Second Pre-Closing Engagement Date”), with the Proposed Final Closing Statement, the Pre-Closing Dispute Notice, any Pre-Closing Disputed Items, and any items previously resolved pursuant to Section 1.7(g), as well as the Net Debt Amount Adjustment Notice, and any Net Debt Amount Adjustment Disputed Item. Each applicable Party shall also furnish the Independent Valuation Firm with such other information and documents as the Independent Valuation Firm may reasonably request for purposes of resolving the Net Debt Amount Adjustment Disputed Items and determining the Net Debt Amount. Additionally, within five days after the Second Pre-Closing Engagement Date, each of the Parties shall provide the Independent Valuation Firm with a written position statement describing in reasonable detail such Party’s position regarding the Net Debt Amount Adjustment Disputed Item and such Party’s resulting calculation of the Net Debt Amount (copies of which shall concurrently be delivered to the other Parties). If a Party fails to timely deliver such position statement to the Independent Valuation Firm, the Independent Valuation Firm shall resolve the Net Debt Amount Adjustment Disputed Item solely upon the basis of the information otherwise timely provided to the Independent Valuation Firm in accordance with this Section 1.7(h). Within 15 days after the Second Pre-Closing Engagement Date, the Independent Valuation Firm shall deliver to the Parties a report specifying its final determination of the Net Debt Amount (which shall be either Mesa’s calculation of the Net Debt Amount, or United’s calculation of the Net Debt Amount, or Republic’s calculation of the Net Debt Amount, but not, under any circumstances, any other calculation of the Net Debt Amount), along with reasonable supporting detail therefor. Such report shall be final, conclusive and binding on the Parties for all purposes of this Section 1.7 and Section 5.1(b)(ii) and shall not be subject to judicial review or (subject to Section 1.7(j)) any other form of review. Any delay in delivering such report shall not invalidate such determination or deprive the Independent Valuation Firm of jurisdiction to resolve the Net Debt Amount Adjustment Disputed Items. The costs, fees and expenses of the Independent Valuation Firm shall be shared equally between the two Parties whose proposals were not selected by the Independent Valuation Firm (or, if two Parties submit the same proposal and such proposal is selected by Independent Valuation Firm, then such costs, fees and expenses shall be borne solely by the Party whose proposal was not selected).

(i) Closing Conditional Upon Net Debt Amount Determination and Registration Rights Agreement and Other Shareholder Rights. The Parties acknowledge and agree that the Closing shall be conditioned upon, among other things, (i) the final determination of the Net Debt Amount pursuant to Sections 1.7(c) through (f), (ii) the agreement by all Parties (or final resolution pursuant to Sections 1.7(g) and (h)) as to any adjustment to the Net Debt Amount submitted pursuant to a Net Debt Amount Adjustment Notice, except that, solely in the case of this clause (ii), the Closing may occur without the prior agreement by United as to any Net Debt Amount Adjustment Notice submitted by Mesa or Republic to which United timely objects pursuant to Section 1.7(g) so long as the Net Debt Amount is not adjusted in any manner by such Net Debt Amount Adjustment Notice, and (iii) NewCo entering into the Registration Rights Agreement with United and granting United the other shareholder rights, if any, required to be granted by Section 6.17(b). If the Closing occurs without each of such conditions being satisfied or without United’s express written waiver as to any of such conditions that have not been satisfied, then, notwithstanding anything to the contrary in this Agreement, United shall not be obligated to consummate its obligations arising under this Agreement (including, for the avoidance of doubt, under Section 1.4(c)) until, as to each such condition, either such condition is satisfied in full or United’s express written waiver is obtained; provided however that if, within 30 days following the Closing, each such condition has not either been satisfied or expressly waived by United in writing (such circumstance, the “United Conditions Precedent Failure”), then United’s obligations arising under this Agreement shall be deemed null and void.

(j) Post-Closing Settlement of CPA Reconciliation Amount and Mesa Performance Credit Amount.

(i) By no later than 60 days following the Closing Date (such period, the “Post-Closing Reconciliation and Credit Dispute Period”), United shall have the right to notify the other Parties in writing that it objects to the calculation of the CPA Reconciliation Amount or the Mesa Performance Credit Amount (in each case, as determined pursuant to Sections 1.7(c) through (i)), as applicable (such written notice, the “Post-Closing Reconciliation and Credit Dispute Notice” and each such item, a “Post-Closing Reconciliation and Credit Disputed Item”); provided, however, that in each case United shall specify in reasonable detail the amount in dispute and the basis therefor, together with reasonable supporting materials. During the Post-Closing Reconciliation and Credit Dispute Period, NewCo shall make available or cause to be made available to United and its Representatives (during regular business hours and upon reasonable prior notice), at NewCo’s sole cost and expense, (x) the books and records relating to the preparation of the CPA Reconciliation Amount and Mesa Performance Credit Amount, as applicable, and (y) NewCo’s accounting personnel and advisors, in each case, as reasonably requested by United. If United does not deliver a Post-Closing Reconciliation and Credit Dispute Notice to the Mesa Representative and the other Parties prior to the expiration of the Post-Closing Reconciliation and Credit Dispute Period, then the CPA Reconciliation Amount and the Mesa Performance Credit Amount (in each case, as determined pursuant to Sections 1.7(c) through (i)) shall be deemed to be the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable, for all purposes of this Agreement (including, Section 2.1(b)), and shall be final and binding upon the Parties for all such purposes.

(ii) If United timely delivers a Post-Closing Reconciliation and Credit Dispute Notice, then United and the Mesa Representative shall, for a period of 10 days following the date United delivers the Post-Closing Reconciliation and Credit Dispute Notice to the Mesa Representative and the other Parties (such period, the “Post-Closing Resolution Period”), use commercially reasonable efforts to amicably resolve the Post-Closing Reconciliation and Credit Disputed Items and determine the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable. Any Post-Closing Reconciliation and Credit Disputed Items so resolved by United and the Mesa Representative shall be deemed to be final and correct as so resolved and shall be binding upon the Parties for all purposes of this Agreement (including, Section 2.1(b)), and the Net Debt Amount shall be adjusted accordingly.

(iii) If United and the Mesa Representative are unable to resolve all of the Post-Closing Reconciliation and Credit Disputed Items during the Post-Closing Resolution Period, then such Parties shall refer the remaining Post-Closing Reconciliation and Credit Disputed Items (the “Post-Closing Reconciliation and Credit Remaining Items”) to an Independent Valuation Firm mutually agreed by them and shall furnish the Independent Valuation Firm, on the date of its engagement by them (the “Post-Closing Reconciliation and Credit Engagement Date”), with the proposed calculations of the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable, the Post-Closing Reconciliation and Credit Dispute Notice and any Post-Closing Reconciliation and Credit Disputed Items previously resolved by such Parties pursuant to Section 1.7(j)(ii). Such Parties shall also furnish the Independent Valuation Firm with such other information and documents as the Independent Valuation Firm may reasonably request for purposes of resolving the Post-Closing Reconciliation and Credit Remaining Items and determining the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable. Additionally, within five days after the Post-Closing NewCo Engagement Date, each of United and the Mesa Representative shall provide the Independent Valuation Firm with a written position statement describing in reasonable detail such Party’s position regarding the Post-Closing Reconciliation and Credit Remaining Items and such Party’s resulting calculation of the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable (copies of which shall concurrently be delivered to the other Parties). If a Party fails to timely deliver such position statement to the Independent Valuation Firm, the Independent Valuation Firm shall resolve the Post-Closing Reconciliation and Credit Remaining Items solely upon the basis of the information otherwise timely provided to the Independent Valuation Firm in accordance with this Section 1.7(j)(iii). Within 15 days after the Post-Closing Reconciliation and Credit Engagement Date, the Independent Valuation Firm shall deliver to the Parties a report specifying its final determination of the Net Debt Amount (which shall be one of United’s calculation of the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable, or the Mesa Representative’s calculation of the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable, but not, under any circumstances, any other calculation of the CPA Reconciliation Amount or the Mesa Performance Credit Amount, as applicable), along with reasonable supporting detail therefor. Such report shall be final, conclusive and binding on the Parties for all purposes of this Agreement (including this Section 1.7(j)(iii) and Section 2.1(b)) and shall not be subject to judicial review. Any delay in delivering such report shall not invalidate such determination or deprive the Independent Valuation Firm of jurisdiction to resolve the Post-Closing Reconciliation and Credit Remaining Items. The costs, fees and expenses of the Independent Valuation Firm be borne solely by the Party whose proposal was not selected.

(k) Post-Closing Review of Net Debt Amount as to NewCo. By no later than 60 days following the Closing Date (such period, the “Post-Closing NewCo Dispute Period”), NewCo shall have the right to notify the Mesa Representative in writing that it disagrees with the Net Debt Amount (as adjusted pursuant to any finally determined adjustments pursuant to all applicable provisions in this Section 1.7, but excluding from the calculation of Net Debt Amount the NewCo Excluded Items) as to applicable liabilities that are or would be considered Mesa Obligations as of the Closing as to issues that were both (x) first discovered following the Closing and (y) not addressed in the Net Debt Amount (as adjusted pursuant to any finally determined adjustments pursuant to all applicable provisions in this Section 1.7, but excluding from the calculation of Net Debt Amount the NewCo Excluded Items) (such written notice, the “Post-Closing NewCo Dispute Notice” and each such item, a “Post-Closing NewCo Disputed Item”); provided, however, that NewCo shall specify in reasonable detail the amount in dispute and the basis therefor, together with reasonable supporting materials. If NewCo does not deliver a Post-Closing NewCo Dispute Notice to the Mesa Representative prior to the expiration of the Post-Closing NewCo Dispute Period, then the Net Debt Amount (as adjusted pursuant to any finally agreed adjustments pursuant to all applicable provisions in this Section 1.7, but excluding from the calculation of Net Debt Amount the NewCo Excluded Items) shall be deemed to be the Net Debt Amount for all purposes of Section 2.1(c), and shall be final and binding upon the Parties for all such purposes.

(l) Efforts to Resolve Post-Closing Disputes Among NewCo and Mesa Representative. If NewCo timely delivers a Post-Closing NewCo Dispute Notice, then the Mesa Representative and NewCo shall, for a period of 10 days following the date NewCo delivers the Post-Closing NewCo Dispute Notice to the Mesa Representative (such period, the “Post-Closing NewCo Resolution Period”), use commercially reasonable efforts to amicably resolve the Post-Closing NewCo Disputed Items and determine the Net Debt Amount (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items). Any Post-Closing NewCo Disputed Items

so resolved by the Mesa Representative and NewCo shall be deemed to be final and correct as so resolved and shall be binding upon the Parties for all purposes of this Section 1.7(l).

(m) Resolution of Post-Closing Disputes by Independent Valuation Firm. If the Mesa Representative and NewCo are unable to resolve all of the Post-Closing NewCo Disputed Items during the Post-Closing NewCo Resolution Period, then such Parties shall refer the remaining Post-Closing NewCo Disputed Items (the “Post-Closing NewCo Remaining Items”) to an Independent Valuation Firm mutually agreed by them and shall furnish the Independent Valuation Firm, on the date of its engagement by them (the “Post-Closing NewCo Engagement Date”), with the Proposed Final Closing Statement, the Post-Closing NewCo Dispute Notice and any Post-Closing NewCo Disputed Items previously resolved by such Parties pursuant to Section 1.7(l). Such Parties shall also furnish the Independent Valuation Firm with such other information and documents as the Independent Valuation Firm may reasonably request for purposes of resolving the Post-Closing NewCo Remaining Items and determining the Net Debt Amount (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items). Additionally, within five days after the Post-Closing NewCo Engagement Date, each of the Mesa Representative and NewCo shall provide the Independent Valuation Firm with a written position statement describing in reasonable detail such Party’s position regarding the Post-Closing NewCo Remaining Items and such Party’s resulting calculation of the Net Debt Amount (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items) (copies of which shall concurrently be delivered to the other Parties). If a Party fails to timely deliver such position statement to the Independent Valuation Firm, the Independent Valuation Firm shall resolve the Post-Closing NewCo Remaining Items solely upon the basis of the information otherwise timely provided to the Independent Valuation Firm in accordance with this Section 1.7(m). Within 15 days after the Post-Closing NewCo Engagement Date, the Independent Valuation Firm shall deliver to NewCo and the Mesa Representative a report specifying its final determination of the Net Debt Amount (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items) (which shall be one of the Mesa Representative’s calculation of the Net Debt Amount (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items) or NewCo’s calculation of the Net Debt Amount (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items), but not, under any circumstances, any other calculation of the Net Debt Amount (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items)), along with reasonable supporting detail therefor. Such report shall be final, conclusive and binding on the Parties for all purposes of this Section 1.7(m) and shall not be subject to judicial review. Any delay in delivering such report shall not invalidate such determination or deprive the Independent Valuation Firm of jurisdiction to resolve the Post-Closing NewCo Remaining Items. The costs, fees and expenses of the Independent Valuation Firm shall be borne solely by the Party whose proposal was not selected by the Independent Valuation Firm.

(n) Certain Material Breaches. Without limitation of any other material obligation set forth in this Agreement, the Parties acknowledge and agree that any failure by Mesa to provide any of the material books and records referenced in Section 1.7(a) through (j) or to timely deliver the Proposed Final Closing Statement, in each case to the extent not cured within 10 days following written notice from United of such failure, shall be considered a material breach giving United a right to terminate this Agreement pursuant to Section 5.1(b)(iii), and, in the case of any such material breach where United does not elect to terminate this Agreement pursuant to Section 5.1(b)(iii) as to such material breach, United’s obligations under Section 1.4 shall be delayed on a day-for-day basis until the date on which both of the following conditions have been satisfied: (x) such material breach has been cured and (y) the provisions in Section 1.7(a) through (j) (including associated time periods, including as needed to resolve any disputes) have been complied with mutatis mutandis following the date of such material breach.

(o) Illustrative Examples. Attached hereto as Schedule 1.7(o), for illustrative purposes only, are two example calculations illustrating the operation of Sections 1.7 and 2.1. In the event of any conflict between such schedule and the other terms and conditions of this Agreement, the other terms and conditions of this Agreement shall control.

Section 1.8 UST Loan. From the date hereof to the Proposed Final Closing Statement Deadline, Mesa shall be permitted to engage in negotiations with Treasury regarding, and to enter into (or cause its applicable

Affiliates to enter into), a binding definitive agreement with Treasury providing for a reduction in the amounts due under the UST Loan; provided, that (i) Mesa shall keep United and Republic reasonably informed of the status of such negotiations and (ii) the consent of each of United and Republic shall be required as to amendments, modifications, waivers or other changes to the UST Loan other than those that solely provide for a reduction in the amounts due under the UST Loan. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 1.8 shall delay the Closing.

Section 1.9 Archer Agreements.

(a) Mesa shall, and shall cause its Affiliates to, use reasonable best efforts to sell, assign or otherwise transfer (whether or not for consideration) all of the obligations, liabilities, duties, rights and similar undertakings of Mesa and its Affiliates under the Archer Agreements (collectively, the “Archer Rights and Obligations”, which, for the avoidance of doubt, include without limitation any and all equity interests issued upon exercise of warrants or issuable upon the vesting of one or more tranches of warrants) to one or more third Persons (other than any “related person” (as such term is used under Item 404 of Regulation S-K) of Mesa or any of its Affiliates, except that none of United or United’s Affiliates shall be excluded pursuant to this parenthetical) (each, a “Buyer”) as promptly as reasonably practicable following the date of this Agreement (and in any event prior to the Archer Deadline (as defined below)) in a manner that causes all of the Archer Rights and Obligations to be assumed by one or more Buyers and for there to be no further obligations, duties, liabilities or similar undertakings of Mesa or any of its Affiliates (including, after the Closing, NewCo and its Affiliates) thereunder, pursuant to definitive transaction documentation that Mesa has presented to Republic in final form prior to the execution thereof and which has been approved by Republic in its reasonable discretion (such approval not to be unreasonably withheld, conditioned or delayed); provided, however, that, notwithstanding the foregoing, Mesa shall in all events be entitled to retain the Warrants exercisable pursuant to Mesa Condition III (as defined in the Archer Assignment and Assumption Agreement) in respect of the Mesa Condition III Shares (as defined in the Archer Assignment and Assumption Agreement) (the “Certification Archer Warrants”) beyond the Archer Deadline and sell such Certification Archer Warrants prior to the Proposed Final Closing Statement Deadline, provided there are no further obligations, duties, liabilities or similar undertakings of Mesa or any of its Affiliates (including, after the Closing, NewCo and its Affiliates) thereunder, pursuant to definitive transaction documentation that Mesa has presented to Republic in final form prior to the execution thereof and which has been approved by Republic in its reasonable discretion (such approval not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt (and without limiting the foregoing), except as to the Certification Archer Warrants as referenced in the proviso in the immediately preceding sentence, Mesa’s obligations under this Section 1.9(a) require that all, but not less than all, of the Archer Rights and Obligations are sold, assigned or otherwise transferred to one or more Buyers by the Archer Deadline, it being understood, for example, that Mesa shall be prohibited from disposing aircraft purchase obligations while retaining rights as to any warrant to purchase shares of Archer (or vice versa), and any Archer Rights and Obligations that are not sold shall be subject to the disposition set forth in Section 1.9(b). In furtherance of the foregoing, United shall use commercially reasonable efforts to facilitate the disposition of the Archer Rights and Obligations as described above, but United shall not be required to incur any out-of-pocket expenditures pursuant to this sentence. Without limiting any of United’s or Republic’s rights or remedies in respect of any breach by Mesa caused by Mesa selling, assigning or otherwise transferring some, but not all, of the Archer Rights and Obligations, in the case of any such breach, Mesa shall be obligated to remit to United any and all proceeds from each such disposition (except as to the Certification Archer Warrants, which may be sold as referenced above and for which the proceeds of sales may be used by Mesa to satisfy Mesa Obligations prior to the Closing) as promptly as practicable (all such proceeds, the “Archer Proceeds”).

(b) If, as of the day that is sixty (60) days following the date hereof (the “Archer Deadline”), Mesa has not consummated the disposition of all of the Archer Rights and Obligations as described in Section 1.9(a) (other than the Certification Archer Warrants, which are governed by the second proviso in this sentence), then Mesa and United will use commercially reasonable efforts to cause all of the remaining Archer Rights and Obligations (other than the Certification Archer Warrants, which are governed by the second proviso in this sentence) to be terminated or, alternatively, to consummate the assumption by United of all, but not less than all, of the remaining Archer Rights and Obligations (other than the Certification Archer Warrants) as of the Archer Deadline as promptly as reasonably practicable following such Archer Deadline (and, in any event, by no later than 30 days after the Archer Deadline), in either such case such that there are no further obligations, duties, liabilities or similar undertakings of Mesa or any of its Affiliates (including, after the Closing, NewCo and its Affiliates) thereunder, and in either such case pursuant to definitive transaction documentation that Mesa and United have presented to Republic in final form prior to the execution thereof and which has been approved by Republic in its reasonable discretion (such approval not to be unreasonably withheld, conditioned or delayed) (the terminations or assumptions (as applicable) contemplated by this sentence (including as such sentence is read to encompass the Certification Archer Warrants as provided in the second proviso in this sentence) being the “Archer Condition”); provided that neither Mesa nor United shall be required to deliver any additional consideration to each other for such assumption (it being understood for the avoidance of doubt that the overall consideration delivered in this Agreement is good, valid and sufficient for the covenants set forth in this Section 1.9(b)); provided, further, that, solely as to the Certification Archer Warrants, all of the terms and conditions of this sentence shall apply except that: (i) the words “If, as of the day that is sixty (60) days following the date hereof (the “Archer Deadline”)” in this sentence shall be replaced with the words “If, as of the Proposed Final Closing Statement Deadline”; (ii) the second, third and fourth references to “Archer Deadline” in this sentence shall be replaced with references to “Proposed Final Closing Statement Deadline”; and (iii) the reference to “30 days” in this sentence shall be replaced with a reference to “5 days”. For the avoidance of doubt, if Mesa sells the Certification Archer Warrants to a Buyer (other than United) prior to the Proposed Final Closing Statement Deadline, then United’s assumption of the remaining Archer Rights and Obligations will exclude the Certification Archer Warrants.

(c) Mesa shall not, and shall cause its Affiliates not to, enter into or otherwise become bound by (i) any Contracts with Archer or any of Archer’s Affiliates (whether or not constituting Archer Agreements) or (ii) enter into any amendments, modifications or supplements to any of the Archer Agreements in effect as of the date of this Agreement, in each case of the preceding clauses (i) and (ii), without United’s and Republic’s prior written consent; provided, however, such consent shall not be required in the event Mesa enters into an agreement with Archer that amends the Certification Archer Warrants for which both of the following conditions have been satisfied: (a) the sole purpose and effect is accelerating the vesting of such Warrants and (b) Mesa provides advance notice of the execution and delivery of such agreement to United and Republic, together with a true, correct and complete copy of such agreement (or, if such advance notice is not reasonably practicable, Mesa provides such notice and copy to United and Republic as promptly as practicable following the execution and delivery of such agreement).

(d) From and after the Closing, and subject to Section 6.19, United shall indemnify, defend and hold harmless the NewCo Indemnitees (as defined in Section 2.2(c)) from and against all Losses (as defined in Section 2.2(c)) to the extent arising out of, relating to or resulting from the failure of the Archer Condition to have become satisfied as of the Closing or any United Triggering Event (whether such United Triggering Event occurred before the date hereof, between the date hereof and the Closing Date, or from and after the Closing Date), including all Losses to the extent arising out of, relating to or resulting from any remaining Archer Rights and Obligations, including any obligation of NewCo or any of its Affiliates to purchase or otherwise acquire any aircraft (whether or not the subject of a United Triggering Event, and treating as “Losses” the gross purchase price paid for such aircraft, without any offset or netting on account of the value of the aircraft being purchased, along with all costs incurred by NewCo in connection with the purchase of the aircraft, spare parts, equipment and the like and all maintenance, storage and similar costs) or to otherwise make any expenditures in connection therewith (any claim subject to indemnification as set forth in this Section 1.9(d), an “Archer Indemnified Claim”). In such instance, (x) from and after the Closing, NewCo and United shall use commercially reasonable efforts to cause the Archer Condition to become satisfied following the Closing, (y) as to any aircraft that NewCo purchases under the Archer Rights and Obligations, NewCo shall use commercially reasonable efforts to cause such aircraft to be transferred to United for no additional consideration as promptly as reasonably practicable (or, if such transfer cannot be practically effected promptly, then NewCo shall use best efforts to provide United with the exclusive use and enjoyment of such aircraft at United’s sole cost and expense until such transfer can be effected), and (z) any reasonable and documented costs that NewCo incurs in connection therewith (including any such costs that NewCo incurs in transferring to United aircraft that NewCo was required to purchase under the Archer Rights and Obligations) will be treated as indemnifiable Losses under this Section 1.9(d).

(e) For the avoidance of doubt, none of the terms or conditions of this Section 1.9 shall delay the Closing and the Archer Condition shall not constitute a condition to the Closing.

Section 1.10 Malta. Promptly following the date hereof, Mesa shall use commercially reasonable efforts to ensure that, as of the Proposed Final Closing Statement Deadline, (i) neither Mesa nor any of its Affiliates is any longer an equityholder in Flite Holdings Limited, a company incorporated in the Republic of Malta (“Flite”), or any of its Affiliates, and (ii) Mesa and its Affiliates have terminated its and their participation in the Malta JV Shareholders’ Agreement and all related agreements (including, but not limited to, the Malta Agreements) and commercial or other arrangements with Flite, its Affiliates and its and their respective direct or indirect equityholders (and prior to execution of any such agreements, Mesa shall present to Republic the final forms of such agreements for Republic’s review and approval), in each case of clauses (i) through (ii), in full and without any further obligations, duties, liabilities or similar undertakings of Mesa or any of its Affiliates (clauses (i) through (ii) together, the “Malta Condition”) and, in taking action to fulfill the Malta Condition, neither Mesa nor any of its Affiliates shall make any payments of any fees, expenses, “profit or revenue sharing” payments or other consideration (including increased or accelerated payments) or concede anything of monetary or non-monetary value to any Person, including Flite, its Affiliates or its and their respective direct or indirect equityholders; provided, however, that nothing in this sentence shall preclude Mesa from agreeing to forgive indebtedness owing to Mesa pursuant to prior loans from Mesa to Flite or any of its Affiliates or agreeing to sell its equity interest in Flite for an amount less than the amount invested in Flite by Mesa.

ARTICLE II

POST-CLOSING TRANSACTIONS RELATED TO MESA OBLIGATIONS; ASSET SALES

Section 2.1 Disposition of the Shares.

(a) Mesa Representative Expense Fund Remainder. By no later than five Business Days prior to the Share Settlement Date (as defined below), the Mesa Representative shall deliver to United and NewCo a good faith written estimate of the amount of cash, if any, that will be remaining in the Mesa Representative Expense Fund following the completion of the Mesa Representative’s responsibilities under this Agreement (any such remainder, the “Mesa Representative Expense Fund Remainder”).

(b) Disposition of Shares to United.

(i) If the Net Debt Amount as finally determined pursuant to Sections 1.7(c) through (j) is a positive number (such positive number, the “United Entitlement”), then, no later than two Business Days following the later of (x) the date that is the 60th calendar day following the Closing and (y) the date that the Net Debt Amount is finally determined pursuant to Sections 1.7(c) through (j) (such later date, the “Share Settlement Date”), United shall deliver to the Mesa Representative and NewCo a statement (the “United Notice”) setting forth the number of Shares (the “United Shares”) whose aggregate dollar value (based on the NewCo Stock Value), when combined with the aggregate dollar value of the dividends to date on the United Shares (whether accrued and paid or accrued but unpaid), is equal to the United Entitlement; provided, that if the aggregate dollar value (based on the NewCo Stock Value) of all of the Shares, when combined with the aggregate dollar value of the dividends to date on all of the Shares (whether accrued and paid or accrued but unpaid), is less than the United Entitlement, then all of the Shares will constitute United Shares.

(ii) The Mesa Representative and NewCo shall have two Business Days to review and comment on the United Notice. Absent an error in the calculation of the number of United Shares, the United Notice shall become final and binding on the Parties following the end of such two Business Day period, and at the conclusion of such two Business Day period, (1) United and the Mesa Representative shall deliver a joint written instruction to the Exchange Agent (in its capacity as the escrow agent under the Escrow Agreement) to transfer the United Shares (along with all associated dividends) to United and (2) the Mesa Representative shall remit to United, by wire transfer of immediately available funds, cash in an amount equal to the Mesa Representative Expense Fund Remainder.

(iii) The Mesa Representative, United and the Exchange Agent shall reasonably cooperate with each other to consummate such transfers referenced in this Section 2.1(b), including by developing reasonable procedures with respect thereto and completing all required documentation with respect thereto.

(c) Disposition of Shares to NewCo.

(i) If (A) there are any remaining Shares following the completion of the transactions contemplated by Section 2.1(b) and (B) the sum of (x) the Malta Amount plus (y) the Net Debt Amount as finally determined pursuant to Sections 1.7(k) through (m) (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items) is greater than the Net Debt Amount determined in accordance with Sections 1.7(c) through (i) (but excluding from the calculation of Net Debt Amount the NewCo Excluded Items) (such excess, the “NewCo Entitlement”), then, by no later than two Business Days following the later of (A) the disbursement of United Shares pursuant to Section 2.1(b)(ii) and (B) the finalization of the Net Debt Amount pursuant to Section 1.7(j) through (m), NewCo shall deliver to the Mesa Representative a statement (the “NewCo Notice”) setting forth the number of Shares (the “NewCo Shares”) whose aggregate dollar value (based on the NewCo Stock Value), when combined with the aggregate dollar value of the dividends to date on the NewCo Shares (whether accrued and paid or accrued but unpaid), is equal to the NewCo Entitlement.

(ii) The Mesa Representative shall have two Business Days to review and comment on the NewCo Notice. Absent an error in the calculation of the number of NewCo Shares, the NewCo Notice shall become final and binding on the Parties following the end of such two Business Day period, and at the conclusion of such two Business Day period, NewCo and the Mesa Representative shall deliver a joint written instruction to the Exchange Agent (in its capacity as the escrow agent under the Escrow Agreement) to transfer the NewCo Shares (along with all associated dividends) to NewCo. The Mesa Representative, NewCo and the Exchange Agent shall reasonably cooperate with each other to consummate such transfer referenced in the immediately preceding sentence, including by developing reasonable procedures with respect thereto and completing all required documentation with respect thereto.

(d) Disposition of Shares to Pre-Merger Mesa Shareholders.

(i) If there are any remaining Shares following the completion of the transactions contemplated by Sections 2.1(b) and 2.1(c) (any such remaining Shares, the “Remaining Shares”), then NewCo shall promptly deliver a written instruction to the Exchange Agent (in its capacity as the escrow agent under the Escrow Agreement) to transfer the Remaining Shares (along with all associated dividends) to the Pre-Merger Mesa Shareholders, on a pro rata basis in accordance with their respective holdings of shares of Mesa Common Stock as of immediately prior to the Effective Time. NewCo, the Mesa Representative and the Exchange Agent shall reasonably cooperate with each other to consummate such transfer, including by developing reasonable procedures with respect thereto and completing all required documentation with respect thereto.

(ii) No certificate or scrip representing fractional shares of Mesa Common Stock shall be issued to any Pre-Merger Mesa Shareholder in accordance with this Section 2.1(d). All fractional shares that a Pre-Merger Mesa Shareholder would be otherwise entitled to receive under this Section 2.1(d) shall be aggregated and in lieu of any such fractional shares, each Pre-Merger Mesa Shareholder shall be entitled to receive an amount in cash, without interest, rounded down to the nearest cent, equal to the product of such fractional amount otherwise payable to such Pre-Merger Mesa Shareholder and the NewCo Stock Value.

(e) Determination of Pre-Merger Mesa Shareholders. The Mesa Representative shall work in good faith to identify those Persons who, as of immediately prior to the Effective Time, held shares of Mesa Common Stock, and the Mesa Representative shall as promptly as practicable after the Effective Time deliver to United and NewCo a final list of all such Persons (all such Persons on such final list, the “Pre-Merger Mesa Shareholders”) that shall include, as to each such Person, their respective holdings of shares of Mesa Common Stock, together with a written notice signed by a duly authorized representative of the Mesa Representative stating that such list of Pre-Merger Mesa Shareholders constitutes, to the best of such representative’s knowledge, a true and correct list of all such Persons and their respective holdings of Mesa Common Stock as of immediately prior to the Effective Time. United and NewCo shall have the right to rely conclusively on such list of Pre-Merger Mesa Shareholders provided to them for all purposes of this Agreement, without any obligation of independent review or confirmation.

Section 2.2 United Debt Forgiveness; No Further Recourse for United Beyond the United Shares; Indemnification.

(a) Upon the later to occur of (x) the Closing and (y) the finalization of the Net Debt Amount pursuant to Sections 1.7(c) through (j), United shall forgive, extinguish and otherwise release all of the United Debt and all obligations thereunder of United, Mesa and their respective Affiliates (including, from and after the Closing, NewCo and its Affiliates) shall be permanently terminated and released.

(b) Except to the extent provided otherwise in Section 2.3, United hereby acknowledges and agrees that (x) its entitlement to receive the United Shares, as and to the extent provided under Section 2.1(b), shall be United’s and its Affiliates’ sole and exclusive source of recovery for any and all claims that it has or may have in respect of the Mesa Obligations or any liabilities or obligations that constitute United Debt, and (y) neither it nor any of its Affiliates shall have any entitlement to receive cash in order to satisfy any Mesa Obligations or any liabilities or obligations that constitute United Debt, including any cash proceeds from Pre-Closing Assets Sales (as defined below).

(c) Subject to Section 6.19, from and after the Closing, United shall indemnify, defend and hold harmless NewCo, its Affiliates and its and their respective directors, officers, employees, agents, successors and assigns (collectively, “NewCo Indemnitees”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) to the extent arising out of, relating to or resulting from any claim or cause of action (whether direct, class, derivative or otherwise) by or on behalf of any Pre-Merger Mesa Shareholder with respect to Section 2.1 or Section 2.2, in each case except to the extent any such claim or cause of action arises from (i) the issuance and disbursement of the NewCo Shares pursuant to Section 2.1(c) or (ii) NewCo’s breach of this Agreement, bad faith or fraud (any claim subject to indemnification as set forth in this Section 2.2(c), a “Shareholder Indemnified Claim”). The Parties agree that the immediately preceding indemnity is not intended to, and shall not be construed to, indemnify NewCo Indemnitees for any claim or cause of action arising with respect to (x) the Merger (including but not limited to any claim or cause of action arising from disclosures relating to the Merger or the exercise of fiduciary duties relating to the Merger) or (y) other than in respect of Section 2.1 or Section 2.2, the terms of this Agreement or the consideration received in connection therewith by any person.

Section 2.3 Asset Sales.

(a) *** Mesa shall use its reasonable best efforts to sell to, or to cause one of its Affiliates to sell to, one or more third Persons (other than any “related person” (as such term is used under Item 404 of Regulation S-K) of Mesa or any of its Affiliates) all of (i) the Eligible Assets, pursuant to one or more binding definitive purchase agreements (whether entered into prior to the execution of this Agreement or entered into following the execution of this Agreement), provided, that each such binding definitive purchase agreement that (A) was entered into prior to the execution of this Agreement and was not made available to Republic at least ten Business Days prior to the execution of this Agreement or (B) is entered into following the execution of this Agreement, in each such case, shall be in form and substance customary for transactions of that nature and shall otherwise satisfy all of the Asset Sale Conditions, and (ii) subject to Section 1.9, all of the Equity Interests, pursuant to one or more binding definitive purchase agreements (whether entered into prior to the execution of this Agreement or entered into following the execution of this Agreement), provided, that (A) each such binding purchase agreement shall impose no post-closing obligations whatsoever on United, Mesa, Republic, NewCo or any of their respective Affiliates and shall otherwise be subject to the prior written consent of Republic (not to be unreasonably withheld, conditioned or delayed), (B) *** (C) any sales of the Archer Rights and Obligations must be completed in compliance with Section 1.9 and (D) any sales of the Flite Holding Shares must be completed in compliance with Section 1.10 (any such sales, collectively, the “Pre-Closing Assets Sales”). For purposes of clarity, the Parties acknowledge and agree that Republic shall have no consent rights with respect to the purchase prices for the Eligible Assets. Mesa shall apply all proceeds from any and all Pre-Closing Assets Sales to the repayment of outstanding debt balance related to such Eligible Assets and any and all costs, obligations, losses, premiums, penalties or expenses required to be incurred or suffered in connection with terminating, unwinding, or reducing obligations thereunder, and, to the extent there are any surplus proceeds, to satisfy any remaining Mesa Obligations. Mesa shall promptly provide reasonable updates and documentation to each of United and Republic upon the achievement of any material milestones as to the progress on the Pre-Closing Assets Sales (such as, without limitation, initial agreements with third Persons, executed letters of intent and other preliminary agreements, agreement on final terms of binding definitive purchase agreements, executed binding definitive purchase agreements, material developments in negotiations, and any exercises by any party of material rights under any of the foregoing agreements), and, in any event, shall provide prompt written notice to each of United and Republic following the execution and delivery of binding definitive purchase agreements with respect to Pre-Closing Assets Sales and both prior to and following the consummation of each Pre-Close Assets Sale, in each case together with any and all documentation and instruments executed and delivered in connection therewith. In furtherance of the foregoing, Mesa shall use reasonable best efforts to seek, from any and all third parties bound or contemplated to be bound by preliminary or definitive documentation for Pre-Closing Assets Sales, consents to disclose all information as to Pre-Closing Assets Sales and the terms and conditions thereof to United and Republic. Notwithstanding anything to the contrary in this Agreement, during the period from the Proposed Final Closing Statement Deadline through the Closing, Mesa shall not, and shall cause its Affiliates not to, sell, pledge, convey, abandon, allow to lapse or expire, fail to renew or maintain, dispose of (by merger, consolidation, division, operation of Law or otherwise), transfer, lease, license or subject to any Lien, other than any Permitted Lien within the scope of clause (a) or (b) of the definition thereof, any Eligible Assets that are not, as of the Proposed Final Closing Statement Deadline, subject to a binding definitive purchase agreement providing for the sale thereof, nor agree, resolve, authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing; provided, that Mesa and its Affiliates may consummate sales of Eligible Assets that are, as of the Proposed Final Closing Statement Deadline, subject to a binding definitive purchase agreement providing for the sale thereof.

(b) Notwithstanding anything to the contrary in this Agreement, prior to the Closing, Mesa shall not, and shall cause its Affiliates not to, sell, pledge, convey, abandon, allow to lapse or expire, fail to renew or maintain, dispose of (by merger, consolidation, division, operation of Law or otherwise), transfer, lease, license or subject to any Lien, other than any Permitted Lien within the scope of clause (a) or (b) of the definition thereof, any Non-Eligible Assets, nor agree, resolve, authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing; provided, that the foregoing restriction shall not apply to Equity Interests.

(c) Mesa shall use its reasonable best efforts to ensure that, as of the Proposed Final Closing Statement Deadline, there is a Qualifying Appraisal with respect to each of the following: (i) Class A Eligible Assets, and (ii) Appraisal ERJ Part Assets.

(d) No later than five (5) days following the final determination of the Net Debt Amount pursuant to clauses (c) through (i) of Section 1.7 (the “Election Deadline”), as to each Eligible Asset that is not, as of the Proposed Final Closing Statement Deadline, subject to a binding definitive purchase agreement providing for the sale therefor (each, a “Transferable Asset”), United shall elect at its sole and exclusive discretion by written notice delivered to Mesa and Republic either to (i) engage the Liquidator, pursuant to customary documentation and other customary terms and conditions (including the satisfaction of each of the Asset Sale Conditions (other than clause (e) therein), applying such definition to this Section 2.3(d) mutatis mutandis and treating the “buyer” as the Liquidator), which documentation shall be provided to Republic within a reasonable time after the execution thereof (and in any event by no later than two Business Days prior to the Closing Date), for the purpose of acquiring title from Mesa or NewCo (as applicable) of, at or promptly after the Closing, such Transferable Assets, or (ii) acquire title from Mesa or NewCo (as applicable) at or promptly after the Closing to such Transferable Assets. For the avoidance of doubt, (a) all Transferable Assets must, at United’s direction, either be transferred to United pursuant to Section 2.3(e) or be transferred to the Liquidator pursuant to Section 2.3(e); and (b) with respect to any Transferable Assets for which United has failed to make an affirmative election by the Election Deadline, United shall be deemed to have elected to acquire title from Mesa or NewCo (as applicable) of such Transferable Assets, as contemplated by clause (ii) immediately above.

(e) Promptly following receipt of the notice specified in Section 2.3(d), Mesa or NewCo, as applicable, shall promptly thereafter effectuate the transfer of such Transferable Assets to United or the Liquidator, as applicable. The Liquidator shall cause any and all proceeds received by the Liquidator resulting from any and all subsequent transfers of such Transferable Assets to be paid to or at the direction of United. From time to time following the Closing, the parties shall execute, acknowledge and deliver all reasonable further conveyances, notices or similar instruments, and shall take such reasonable actions as may be necessary or appropriate, to make effective the foregoing transactions as reasonably requested by United or the Liquidator, and United shall promptly reimburse NewCo for all of its reasonable and documented out-of-pocket costs and expenses incurred in connection with NewCo’s actions under Section 2.3(d) and this Section 2.3(e) and all transfer taxes to be borne by NewCo resulting from the sale of assets to United or the Liquidator, as applicable.

(f) Except as otherwise provided in Section 2.3(g) below, from and after the Closing, NewCo shall use commercially reasonable efforts to sell or to cause to be sold, to one or more third Persons, all of the Eligible Assets that are subject to binding agreements for sale (whether or not constituting Qualifying Agreements); provided that NewCo shall promptly (and in no event later than seven days after the closing of each such sale) remit to United any and all proceeds that it receives from such sales, in each case net of NewCo’s reasonable and documented out-of-pocket costs and expenses incurred in connection with NewCo’s actions under this Section 2.3(f) and all transfer taxes to be borne by NewCo resulting from such sales (such net sales proceeds, solely in the case of sales of Class B Eligible Assets, the “Post-Closing Class B Eligible Assets Sales Proceeds”); provided, further, that notwithstanding the immediately preceding proviso, with respect to any binding agreement providing for the sale of an Eligible Asset, NewCo shall not be required to remit to United any proceeds that it receives from such sale unless and until any and all purchase price reconciliation or refund of purchase price provisions (or other similar provisions) contained in such binding agreement, if applicable, have been fully and finally resolved in accordance with the terms of such binding agreement. NewCo shall promptly provide reasonable updates and documentation to United upon the achievement of any and all material milestones as to the progress on such sales (such as, without limitation, any exercises by any party of material rights under any applicable sale agreements), and, in any event, shall provide prompt written notice to United following the consummation of each sale, in each case together with any and all documentation and instruments executed and delivered in connection therewith. In furtherance of the foregoing, NewCo shall use commercially reasonable efforts to seek, from any and all third parties bound by sale agreements, consents to disclose all information as to such sales and the terms and conditions thereof to United; provided, that NewCo shall not be required to pay any fee, concession or similar payment to any such Person not expressly contemplated by the applicable sale agreement.

(g) As to any Eligible Asset that is subject to a binding agreement for the sale therefor as of the Closing but subsequently ceases to be subject to a binding agreement for the sale therefor after Closing for any reason, excluding due to the consummation of the sale contemplated thereby, then NewCo shall promptly thereafter effectuate the transfer of each such asset to United, provided that United shall reimburse NewCo for any and all reasonable and documented out-of-pocket costs that NewCo incurs in connection with such transfers.

ARTICLE III

CERTAIN REIMBURSEMENTS FOR PILOT TRAINING.

Section 3.1 Subject CRJ Pilots. No later than five Business Days following the Closing, NewCo shall provide to United a complete and accurate list, together with reasonable supporting documentation and a certificate of accuracy signed by the chief financial officer of NewCo, of every pilot who meets all of the following conditions (all such pilots, collectively, the “Subject CRJ Pilots”): (i) such pilot is, as of the moment immediately following the Closing, employed by NewCo or any of its Affiliates, (ii) such pilot is qualified to operate CRJ-900 aircraft, is in training to operate CRJ-900 aircraft or most recently operated a CRJ-900 aircraft if currently not an active pilot and (iii) such pilot is not qualified to operate E175 aircraft.

Section 3.2 Certified E175 Pilot Payments.

(a) Any Subject CRJ Pilot who commences training to become qualified to operate E175 aircraft during the period commencing on the Closing Date and ceasing on the 180th day thereafter and becomes qualified to operate E175 aircraft on or prior to the first anniversary of the Closing Date is referred to herein as a “Subject E175 Certified Pilot”. For each Subject E175 Certified Pilot for whom NewCo provides reasonable supporting documentation confirming such pilot meets the criteria set forth in the immediately preceding sentence, United shall pay to NewCo an amount in immediately available funds equal to $*** (each a “Pilot Training Payment”) no later than the seventh Business Day following the date on which NewCo provides such reasonable supporting documentation; provided, however, that notwithstanding the foregoing, with respect to any Subject E175 Certified Pilot who begins training to operate E175 aircraft prior to the Closing Date, the Pilot Training Payment shall be multiplied by a fraction, (x) the numerator of which is the number of days elapsing from the Closing Date through and including the date in which such Subject E175 Certified Pilot becomes qualified to operate E175 aircraft, and (y) the denominator of which is the number of days elapsing from the date such Subject E175 Certified Pilot begins training to operate E175 aircraft through and including the date in which such Subject E175 Certified Pilot becomes qualified to operate E175 aircraft.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Each Party hereby represents and warrants to each other Party as follows as to the representations and warranties set forth in Sections 4.1 through 4.4; provided, however that (i) the representations and warranties set forth in Section 4.5, 4.7 and 4.8 are provided solely by Mesa to the applicable Parties referenced therein and (ii) the representations and warranties set forth in Section 4.9 are provided solely by Mesa and Republic to United:

Section 4.1 Organization and Qualification. It is a corporation duly organized, validly existing and in good standing under the Laws of the state of its jurisdiction and has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

Section 4.2 Authority. It has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by it and its consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of it and no stockholder votes or written consents in lieu thereof are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by it and, assuming due authorization, execution and delivery by the other Parties, constitutes the valid and binding obligation of it, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Section 4.3 No Conflict. None of the execution, delivery or performance of this Agreement by it, the consummation by it of the transactions contemplated by this Agreement, or its compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of its charter, bylaws or other organizational documents; (b) conflict with or violate any Law applicable to it or any of its Subsidiaries or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Parent Group pursuant to, any material contract, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, terminations, other occurrences or Liens which would not reasonably be expected to prevent, materially impair or materially delay its ability to perform its obligations hereunder.

Section 4.4 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by it, the consummation by it of any of the transactions contemplated by this Agreement, or its compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity.

Section 4.5 Pre-Close Assets Sales Documentation. Mesa represents and warrants to United and Republic as of the date of this Agreement and as of the Closing that it has provided or furnished any and all material documents and instruments, including preliminary and definitive documentation, together with ancillary documents and due diligence information, relating in any material respect to any Pre-Close Assets Sale contemplated to be consummated pursuant to documents and instruments in effect as of the date of this Agreement, and that there are no material documents or instruments other than those provided or furnished to United as of the date of this Agreement, and that there are no ongoing material discussions or negotiations as to any Pre-Closing Assets Sale other than with respect to those for which documents and instruments have been provided or furnished to United as of the date of this Agreement. Mesa further represents and warrants to United that it does not have actual knowledge of any material impediments to the consummation of such Pre-Closing Assets Sale prior to the Closing.

Section 4.6 No United Triggering Events. United represents and warrants to Republic and Mesa that there are no, and have been no, United Triggering Events, and that there are no currently contemplated United Triggering Events.

Section 4.7 Merger Agreement Representations and Warranties. Mesa represents and warrants to United that all representations and warranties delivered to Republic in Article IV of the Merger Agreement are true and correct as if delivered to United hereunder as of the date of this Agreement.

Section 4.8 Pilots. Mesa represents and warrants to United and Republic that as of March 18, 2025, Schedule 4.8 sets forth a true, complete and correct list in all material respects of each pilot employed by Mesa or any of its Affiliates who meets any of the following criteria, including a notation, as to each listed pilot, as to the criteria that apply: (i) such pilot is qualified to operate CRJ-900 aircraft, (ii) such pilot is not qualified to operate E175 aircraft, (iii) such pilot is in training to operate E175 aircraft.

Section 4.9 Consulting Services. Each of Republic and Mesa represent that (a) the consulting services to be provided by Mesa’s departing executive officers as contemplated by clause (2) of the definition of “Executive Compensation Amount” herein, including compliance with restrictive covenants and other terms and conditions set forth in any agreement contemplated by such clause (2), are, in such Party’s reasonable belief and estimation, necessary to the success of the Merger, and the fees to be paid, as earned, for such services and the compliance with the other terms and conditions of any such agreements are reasonable in the context of NewCo’s business, the value ascribed to the consulting services to be provided by such Party, and all other relevant factors and (b) such Party intends that NewCo will pay any such fees only as, and to the extent that, such services are delivered and the other terms and conditions of any such agreements are complied with.

ARTICLE V

TERMINATION; AMENDMENT; WAIVER

Section 5.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned only in accordance with this Section 5.1.

(a) This Agreement shall automatically be terminated upon the termination of the Merger Agreement prior to the Closing.

(b) Prior to the Closing in the cases of the following clauses (i), (ii) and (iii), and at any time following a United Conditions Precedent Failure in the case of the following clause (iv), as applicable, United shall have the right (but not the obligation) to terminate this Agreement, exercisable by delivery of written notice of termination to the other Parties, following the occurrence of any of the following:

(i) the Net Debt Amount in the Final Closing Statement as finally determined pursuant to clauses (c) through (f) of Section 1.7 is greater than $***, upon delivery of written notice to Mesa and Republic no later than five Business Days following the date that the Proposed Estimated Net Debt Amount becomes the Net Debt Amount pursuant to such provisions (the “Post-Net Debt Amount Determination Period”); provided, however, that if United does not terminate this Agreement pursuant to this Section 5.1(b)(i) within the Post-Net Debt Amount Determination Period, then United shall not have the right to terminate this Agreement pursuant to this Section 5.1(b)(i); or

(ii) the Net Debt Amount as revised pursuant to clauses (f) through (h) of Section 1.7 is greater than $***, upon delivery of written notice to Mesa and Republic no later than five Business Days following the date that any adjustments to the Net Debt Amount pursuant to clauses (f) through (h) of Section 1.7 have been finalized (the “Post-Net Debt Amount Adjustment Period”); provided, however, that if United does not terminate this Agreement pursuant to this Section 5.1(b)(ii) within the Post-Net Debt Amount Adjustment Period, then United shall not have the right to terminate this Agreement pursuant to this Section 5.1(b)(ii);

(iii) (A) any material breach of any representation or warranty delivered to United in Article IV (other than Section 4.9); provided that, with respect to a breach of the representations and warranties in Section 4.7, termination of this Agreement pursuant to this clause (iii) shall not be permitted unless breach of the applicable representations and warranties in Article IV of the Merger Agreement would cause a failure of the condition set forth in Section 6.3(a) of the Merger Agreement, or (B) any material breach of any covenant or agreement of Mesa, Mesa Airlines or Republic contained in this Agreement (other than the covenants and agreements contained in Sections 1.9 and 1.10); provided, however, that, as to any such breach that is curable, United shall not be entitled to terminate this Agreement pursuant to this clause (iii) unless and until United has first provided Mesa and Republic with written notice of the applicable breach and such breach has not been cured in full by Mesa, Mesa Airlines or Republic (as applicable) within 30 days following receipt by such Party of such notice; provided, further, that in the case of any breach of Section 4.8, such breach shall be deemed cured in full if Mesa delivers to United and Republic, within 30 days following receipt by Mesa of notice that the prior version of Schedule 4.8 was inaccurate, an updated version of Schedule 4.8 that is true, complete and correct list in all material respects; or

(iv) a United Conditions Precedent Failure.

Section 5.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 5.1, this Agreement shall forthwith become void and have no further force or effect, and there shall be no further liability or obligation on the part of any Party with respect to any pre-termination facts or circumstances, including any pre-termination breach of this Agreement; provided, that: (i) this Section 5.2, Section 5.3, Section 5.4 and Article VI (other than Sections 6.15, 6.16, 6.17 and 6.19) shall survive the termination of this Agreement and remain in full force and effect in accordance with their respective terms; (ii) if this Agreement is terminated pursuant to Section 5.1(b)(i) or Section 5.1(b)(ii), then (A) United shall reimburse Republic for all of its documented out-of-pocket costs and expenses (including attorneys’, bankers’, consultants’ and other third party advisors’ fees and expenses) incurred by it in connection with its evaluation, negotiation or consummation of the transactions contemplated by the Merger Agreement, this Agreement or any Ancillary Agreement (whether incurred before or after the date hereof), up to a maximum reimbursement amount of $*** (in the case of a termination by United pursuant to Section 5.1(b)(i)) or $*** (in the case of a termination by United pursuant to Section 5.1(b)(ii)), as applicable, by wire transfer of immediately available funds to accounts designated in writing by Republic, no later than three Business Days following such designation, and (B) if the Utilization Condition is satisfied as of the time of such termination, Mesa shall reimburse United for all amounts paid by United to Republic pursuant to the foregoing clause (ii)(A), by wire transfer of immediately available funds to accounts designated in writing by United, no later than three Business Days following the date upon which United provides notice to Mesa of such payment to Republic (together with reasonable evidence of the same, it being understood that Republic’s confirmation of receipt of such payment shall for all purposes be deemed sufficient evidence); provided that, solely for the purpose of this clause (ii)(B), (x) the reference to “$***” in each of Sections 5.1(b)(i) and 5.1(b)(ii) shall be deemed to be “$***” and (y) the calculation of the Net Debt Amount as finally determined pursuant to clauses (c) through (f) of Section 1.7 (in the case of Section 5.1(b)(i)) or as finally determined pursuant to clauses (g) through (i) of Section 1.7 (in the case of Section 5.1(b)(ii)) shall, in each case, be deemed to disregard the Lost Qualifying Agreement Value (if any); and (iii) if this Agreement is terminated pursuant to Section 5.1(b)(i) or Section 5.1(b)(ii) and in each case all of the Utilization Conditions are not satisfied as of the time of such termination, then United shall reimburse Mesa for all of its documented out-of-pocket costs and expenses (including attorneys’, bankers’, consultants’ and other third party advisors’ fees and expenses) incurred by it in connection with its evaluation, negotiation or consummation of the transactions contemplated by the Merger Agreement, this Agreement or any Ancillary Agreement (whether incurred before or after the date hereof), up to a maximum reimbursement amount of $*** (in the case of a termination by United pursuant to Section 5.1(b)(i)) or $*** (in the case of a termination by United pursuant to Section 5.1(b)(ii)), as applicable, by wire transfer of immediately available funds to accounts designated in writing by Mesa, no later than three Business Days following such designation. Notwithstanding anything to the contrary set forth in this Agreement, each Party expressly acknowledges and agrees that, in the event this Agreement is validly terminated pursuant to Section 5.1, the remedies set forth in this Section 5.2 shall be the sole and exclusive remedy (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) of Mesa against United and Republic for any and all Losses arising out of this Agreement or the transactions contemplated hereby and of Republic against United and Mesa for any and all Losses arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, Republic’s entitlement to expense reimbursement as contemplated by clause (ii)(A) of this Section 5.2 shall in no way be impacted by the operation of clause (ii)(B) of this Section 5.2

(including whether or not Mesa actually reimburses United for amounts that United has reimbursed Republic) or clause (iii) of this Section 5.2.

Section 5.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by each Party.

Section 5.4 Waiver. As to any provision set out in this Agreement, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breaches in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other Parties with any of the agreements or conditions contained herein; provided, however, that any such extension or waiver will be valid (i) only with effect against the Party granting such extension or waiver (and shall not be effective against any other Party that has not granted the same extension or waiver; provided, however, if the extension granted by a Party to another Party affects the ability of a third Party’s performance then such third Party three shall automatically benefit from the extension or waiver as applicable), and (ii) only if set forth in an instrument in writing signed by the Party to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Non-Survival of Representations, Warranties and Pre-Closing Covenants. Other than in the case of fraud, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, nor any of the covenants or agreements in this Agreement that contemplate performance in whole at or prior to the Closing, will survive the Closing. This Section 6.1 will not limit any covenant or agreement in this Agreement which by its terms contemplates performance in whole or in part after the Closing.

Section 6.2 Fees and Expenses. Except as provided in Section 5.2, all fees and expenses incurred in connection with the preparation, negotiation and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.

Section 6.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been given and received (a) when delivered in person (with written confirmation of receipt), (b) on the date received by electronic mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if received after normal business hours of the recipient, or (c) when received by the addressee if sent by certified or registered mail (return receipt requested) or nationally recognized express courier (with written confirmation of delivery). Such communications must be sent to the respective Parties at the following addresses (or to such other address as such Party may have specified in a written notice given to the other Parties in accordance with this Section 6.3).

if to Mesa or Mesa Airlines, to:

Mesa Air Group, Inc.

410 N. 44th Street, Suite 700

Phoenix, AZ 85008

Email:        ***

Attention:  Brian Gillman

with a copy (which shall not constitute notice) to:

Pachulski Stang Ziehl & Jones LLP

10100 Santa Monica Blvd., 13th Floor

Los Angeles, CA 90067

Email:     rpachulski@pszjlaw.com; jlucas@pszjlaw.com

Attention:  Richard M. Pachulski; John W. Lucas

if to Republic, to:

Republic Airways Holdings Inc.

8909 Purdue Road, Suite 300

Indianapolis, IN 46268

Email:     ***

Attention:  Chad Pulley

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

900 G Street NW, Suite 900

Washington, DC 20001

Email:       jonathan.corsico@stblaw.com;

benjamin.bodurian@stblaw.com

Attention:  Jonathan Corsico; Benjamin Bodurian

if to United, to:

United Airlines, Inc.

Willis Tower

233 S. Wacker Drive

Chicago, IL 60606

Email: ***

Attention:  ***

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

1000 Louisiana St., St. 5900

Houston, TX 77002

Email:   klewis@sidley.com; ashukla@sidley.com

Attention:  Kevin Lewis; Atman Shukla

Section 6.4 Interpretation; Certain Definitions; Exhibits and Schedules.

(a) The Parties have participated collectively in the negotiation and drafting of this Agreement with the benefit of competent legal representation, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions hereof.

(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified. The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and references to a Person are also to its permitted successors and assigns. The term “or” is used in the inclusive sense of “and/or”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any agreement, document or instrument referred to herein shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof, including by way of any associated side letters or similar agreements (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument, as amended, in each case, as of such date). Reference to any Law means such Law as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). References to “$” or “dollars” means U.S. dollars. Unless the context requires otherwise, any reference to the right of consent or approval of a Party shall be deemed to be a consent or approval that may be withheld, conditioned or delayed in such Party’s sole and absolute discretion.

Section 6.5 Severability. If any term or provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction or other competent authority to be invalid, illegal or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon any such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.6 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. No assignment of this Agreement shall relieve the assigning Party of any of its liabilities or obligations hereunder. Any attempted assignment in violation of this Section 6.6 shall be null and void.

Section 6.7 Entire Agreement. This Agreement, together with the Merger Agreement, (including the exhibits, annexes, schedules and appendices hereto and thereto), constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and they supersede all other prior agreements and understandings among the Parties with respect to the subject matter hereof and thereof.

Section 6.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any Person other than the Parties or their respective successors and permitted assigns any legal or equitable rights, remedies or benefits of any nature whatsoever under or by reason of this Agreement, except for the rights of the Non-Recourse Parties as and to the extent provided in Section 6.13.

Section 6.9 Remedies.

(a) Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy.

(b) The Parties agree that irreparable damage and harm would occur in the event that any provision of this Agreement were not performed in accordance with its terms and that, although monetary damages may be available for such a breach, monetary damages would be an inadequate remedy therefor. Accordingly, each of the Parties agrees that, in the event of any breach or threatened breach of any provision of this Agreement by such Party, the other Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches hereof and to specifically enforce the terms and provisions hereof. A Party seeking an order or injunction to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof shall not be required to provide, furnish or post any bond or other security in connection with or as a condition to obtaining any such order or injunction, and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, each Party agrees that it shall not allege, and each Party hereby waives the defense, that there is an adequate remedy available at law.

Section 6.10 Governing Law; Exclusive Jurisdiction.

(a) This Agreement and all matters, claims, controversies, disputes, suits, actions or Proceedings arising out of or relating to this Agreement and the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, including all rights of the Parties (whether sounding in contract, tort, common or statutory law, equity or otherwise) in connection therewith, shall be interpreted, construed and governed by and in accordance with, and enforced pursuant to, the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than those of the State of Delaware.

(b) Each of the Parties hereby (i) agrees and irrevocably consents to submit itself to the exclusive jurisdiction of the Court of Chancery in the State of Delaware (or if such court finds it lacks subject matter jurisdiction, the federal or other state courts in the State of Delaware) (the “Chosen Courts”) in any Proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, (ii) agrees that all claims in respect of any such Proceeding will be heard and determined in any Chosen Court, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any Chosen Court, (iv) agrees not to bring or support any Proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (whether in contract, tort, common or statutory law, equity or otherwise) anywhere other than any Chosen Court and (v) agrees that a final and non-appealable judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the Parties waives any defense of inconvenient forum to the maintenance of any Proceeding brought in any Chosen Court in accordance with this Section 6.10. Each of the Parties agrees that the service of any process, summons, notice or document in connection with any such Proceeding may be served upon them in any manner authorized by the laws of the State of Delaware.

Section 6.11 Waiver of Jury Trial; Limitation on Damages.

(a) EACH PARTY (I) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR PROCEEDING THAT MAY ARISE UNDER OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND (II) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CONTROVERSY OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY (A) CERTIFIES AND ACKNOWLEDGES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) CERTIFIES AND ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION OF THIS AGREEMENT, (C) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND (D) MAKES THIS WAIVER VOLUNTARILY.

(b) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EACH PARTY WAIVES ANY AND ALL RIGHTS WITH RESPECT TO CLAIMS UNDER OR IN CONNECTION WITH THIS AGREEMENT AS TO CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES, IN EACH CASE WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S OR ANY OF ITS AFFILIATES’ NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES’ SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT, AND EACH PARTY RELEASES THE OTHER PARTIES AND THEIR RESPECTIVE AFFILIATES FROM LIABILITY FOR ANY SUCH DAMAGES; PROVIDED THAT THE FOREGOING LIMITATION SHALL NOT APPLY TO LIMIT THE LIABILITY OF ANY PARTY FOR THE CONSEQUENTIAL DAMAGES SUFFERED BY ANY OTHER PARTY IF THE FIRST PARTY ACTED IN BAD FAITH; AND PROVIDED FURTHER, THAT NOTWITHSTANDING THE FOREGOING AND FOR THE AVOIDANCE OF DOUBT, NO PARTY WAIVES ANY RIGHTS WITH RESPECT TO CLAIMS AS TO DIRECT DAMAGES.

Section 6.12 Counterparts and Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to be one and the same agreement or document. Delivery of an executed signature page to this Agreement by electronic transmission (including in pdf, DocuSign, email or other means of electronic transmission) shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement for all purposes.

Section 6.13 Non-Recourse. Except as otherwise expressly provided in this Agreement, (a) this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the Persons that are expressly identified as Parties herein in their capacities as such, (b) no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any Party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith; provided, however, that the foregoing shall not limit the obligations or liabilities of any Non-Recourse Party under any other agreement to which such Non-Recourse Party is party, (c) without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against or make any claims for breach of this Agreement against any Non-Recourse Party. The covenants contained in this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each of the Non-Recourse Parties and their respective heirs and assigns and shall not be deemed exclusive of any other rights to which any such Person may be entitled, whether pursuant to Law, Contract or otherwise.

Section 6.14 Joint and Several Obligations. Each of Mesa Airlines and Mesa shall be jointly and severally liable for all of the obligations of one or both of such Parties contained in this Agreement.

Section 6.15 Tax Indemnification.

(a) Subject to Section 6.19(e), 6.19(f) and 6.19(h), from the Closing until the date that is the sixth anniversary of the Closing Date, United shall indemnify, defend, save and hold harmless NewCo and its Subsidiaries from and against all liabilities for Indemnified Taxes. “Indemnified Taxes” means any and all out-of-pocket Taxes that Mesa, its Subsidiaries or NewCo are required to pay that are solely attributable to the transactions contemplated by this Agreement; provided that in no event will Indemnified Taxes include any Taxes with respect to a subsequent taxable year that arise from the use of a tax asset or tax attribute in the taxable year of such transaction or transactions and; provided further that, Indemnified Taxes shall include any Tax liability arising out of United’s payment or reimbursement of an Indemnified Tax.

(b) NewCo or its Subsidiaries, as applicable, shall notify United of any claim for Indemnified Taxes as set forth on an applicable Tax Return at least 30 days prior to the due date for the filing of such Tax Return (including any applicable extensions). NewCo shall provide United with information reasonably sufficient to identify and support such claim, provided that, NewCo may provide redacted information. If United has no objection to the claim for Indemnified Taxes, United shall pay NewCo or its Subsidiaries, as applicable, the amount of any such Indemnified Tax within 10 days of receipt of notice of such claim, but in no event earlier than the date the applicable Tax Return is filed. If United objects to a claim for Indemnified Taxes, the Parties shall use commercially reasonable efforts to amicably resolve the disputed items. If any disputed item cannot be resolved prior to the due date for filing the applicable Tax Return, (i) the Parties shall refer the disputed items to an independent accounting firm (an “Independent Accounting Firm”) mutually agreed by them to resolve the disputed items in accordance with procedures similar to those set forth in Section 1.7 for the Independent Valuation Firm, mutatis mutandis; provided that the Independent Accounting Firm shall in all events make its determination in accordance with the Intended Tax Treatment, (ii) NewCo shall be entitled to file the Tax Return adopting its position pending resolution of the dispute and (iii) the Tax Return shall be amended as necessary following the determination of the Independent Accounting Firm. United shall pay NewCo or its Subsidiaries, as applicable, any resulting Indemnified Taxes within 5 days following the determination of the Independent Accounting Firm. Neither NewCo nor any of its Subsidiaries shall amend, refile or otherwise modify any Tax Return if the effect of such action would reasonably be expected to increase the amount of Indemnified Taxes; provided that to the extent Newco or any of its Subsidiaries determines that it is necessary or appropriate to refile or file an amended Tax Return or otherwise modify any such Tax Return, the provisions of this Section 6.15(b) shall apply in full to such amendment, refiling or modification.

(c) To the extent a claim for Indemnified Taxes arises in connection with an audit, investigation or other proceeding by a Governmental Entity (a “Tax Audit”), NewCo or its Subsidiaries, as applicable shall provide notice of such claim to United as soon as reasonably practicable following the identification of such claim or potential claim for Indemnified Taxes in connection with such Tax Audit. NewCo and its Subsidiaries, as applicable, shall control the conduct of any Tax Audit in respect of an Indemnified Tax; provided that United may employ counsel of its choice and, at its own expense, review and comment on any written submission and NewCo or its Subsidiaries shall keep United reasonably informed on a timely basis of the progress and substantive aspects of such Tax Audit. Subject to this Section 6.15, NewCo or its Subsidiaries shall be entitled to prosecute, control, settle or resolve any Tax Audit in its reasonable discretion; provided that neither NewCo nor its Subsidiaries shall enter into any settlement or resolution that would result in a payment by United hereunder without first notifying United and taking into account any reasonable requests of United with respect to such settlement or resolution.

Section 6.16 Intended Tax Treatment. The Parties intend and agree that the transactions set forth in Section 1.4(c), Section 1.5, Section 1.6, Section 1.7, Section 2.1 (other than Sections 2.1(d) and (e)), Section 2.2, Section 2.3 and Section 3.2, to the extent that such transactions are between any of Republic, Mesa, NewCo or their respective Subsidiaries on the one hand and United on the other, are to be accounted for in the manner set forth on Schedule 6.16 (the “Intended Tax Treatment”). The Parties shall file all Tax Returns in accordance with, and not take any position on any Tax Return that is inconsistent with, the Intended Tax Treatment unless required by a final determination as such term is defined in Section 1313(a) of the Code.

Section 6.17 Lock-Up; Registration Rights.

(a) Following the date hereof, the Mesa and Republic shall use their respective commercially reasonable efforts to negotiate with each of the stockholders of Republic set forth on Schedule 6.17 to provide that, effective as of the Closing, there will be a customary lock-up agreement (not to exceed *** days in duration) in place between NewCo, on the one hand, and each such stockholder, on the other hand; provided, however, that, notwithstanding anything to the contrary in this Agreement, United shall in no event be required to enter into a lock-up arrangement that either (x) exceeds *** days in duration or (y) is more restrictive to United than to any other stockholder of NewCo. For the avoidance of doubt, the actual entry into such lock-up agreements shall not serve as a condition to the Closing. If no such lock-up agreement has been entered into as of the date that is 10 Business Days prior to the Form S-4 being filed, then the Parties shall discuss in good faith reasonable appropriate revisions to the time periods referenced in Section 2.1(b)(i), Section 2.1(c)(i) and to the time period referenced in the definition of NewCo Stock Value, but no Party shall have any obligation under this sentence to agree to any such revisions.

(b) As promptly as reasonably practicable following the execution of this Agreement, the Parties (other than the Mesa Representative) shall use reasonable best efforts to draft a customary registration rights agreement providing United with registration rights no less favorable to United than the registration rights contained in the Stockholders Agreement, and to cause NewCo to (and United shall cause itself or its applicable Affiliate to) enter into such agreement effective as of the Closing (the “Registration Rights Agreement”). Prior to and at the Closing, none of NewCo, Mesa and Republic shall grant any shareholder rights with regard to NewCo (including without limitation as to board representation, board observers, information rights, consent rights, advance notice rights, or registration rights, etc.) to any person other than United, in each case unless prior to or at the Closing NewCo grants to United equivalent (or superior) rights (including, if applicable, in the Registration Rights Agreement or in an amendment thereto (which United shall promptly execute or cause its applicable Affiliate to execute) reflecting the grant of such additional rights to United).

Section 6.18 Public Announcements. Each Party agrees that no press release or other public announcement, or public statement or comment concerning this Agreement or the transactions contemplated hereby or by the other Transaction Agreements, shall be issued or made by any Party, or any of their Affiliates or Representatives, without the consent of each other Party (other than the Mesa Representative), such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that, subject to the immediately following proviso, the issuance or making of a press release or other public announcement, regulatory filing, statement or comment without such consent shall not be in violation of this Section 6.18 if both of the following conditions have been satisfied in full: (i) such public announcement, regulatory filing, statement or comment is made in order to comply with applicable Laws or stock exchange rules and (ii) following commercially reasonable efforts to obtain consent from the other Parties (other than the Mesa Representative), in the reasonable judgment of the Party or Affiliate making such announcement, regulatory filing, statement or comment (based upon advice of counsel), prior review and joint approval would prevent dissemination of such release or announcement in a sufficiently timely fashion to comply with such applicable Laws or rules; provided, further, that in all instances, each Party shall provide prompt prior notice of any such release, announcement, statement or comment to the other Parties and a reasonable opportunity to review and comment as to any such release, announcement, statement or comment prior to the publicity of or making of the same, except in the case of an announcement, regulatory filing, statement or comment made under and in compliance with the immediately preceding proviso in which case concurrent notice rather than prior notice will be sufficient for the purpose of this proviso. Notwithstanding the foregoing, this Section 6.18 shall not prohibit releases or announcements regarding the transactions contemplated by this Agreement in response to questions from the press, analysts, investors or those attending industry conferences, and internal announcements to employees, in each case, to the extent that such releases or announcements are not inconsistent with previous public releases or announcements made jointly by the Parties or approved by the Parties, and otherwise in compliance with this Section 6.18, and provided that such public releases or announcements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Section 6.18, (i) this Section 6.18 shall not apply to any public announcements concerning solely Mesa or any of its Affiliates, on the one hand, and Republic or any of its Affiliates, on the other hand (the intention of such Persons being that Section 5.10 of the Merger Agreement shall solely govern the obligations of such Persons with respect to any such public announcements) and (ii) United shall not have any rights or remedies under this Section 6.18 to the extent any public announcements do not disclose any details related to United, its status as a party to this Agreement or its involvement in the transactions contemplated hereby. The covenants and agreements contained in this Section 6.18 shall survive from the date hereof through the Closing; provided, however, that upon the termination of this Agreement in accordance with its terms, the covenants and agreements contained in this Section 6.18 shall continue to apply until the date that is 18 months following such termination (such date, the

“End Date”) solely with respect to public announcements, press releases, public statements and other public comments that address such termination and the circumstances surrounding it, and following such End Date the covenants and agreements contained in this Section 6.18 shall otherwise be deemed to be null and void and of no further force or effect (but without limitation to any rights or remedies as to any breach of such covenants and agreements prior to the End Date).

Section 6.19 Indemnity Procedures.

(a) In order for a NewCo Indemnitee to be entitled to any indemnification provided for under Section 1.9(d) for an Archer Indemnified Claim or under Section 2.2(c) for a Shareholder Indemnified Claim (the beneficiaries of the indemnification obligations contemplated by Section 1.9(d) or Section 2.2(c) (as applicable) are referred to herein as “Indemnitees” and each an “Indemnitee” and any Archer Indemnified Claim or Shareholder Indemnified Claim (as applicable) is referred to herein as a “Claim”), such Indemnitee must notify United in writing of such Claim (setting forth in reasonable detail the facts giving rise to such Claim (to the extent known by such Indemnitee) and the amount or estimated amount (to the extent reasonably estimable) of Losses arising out of such Claim) promptly (and in any event within 30 days) after receipt by such Indemnitee of notice of such Claim; provided, however, that any failure or delay by such Indemnitee to notify United will not relieve United from its obligations hereunder, except to the extent United has been prejudiced by such failure or delay. Thereafter, the applicable Indemnitee shall deliver to United, promptly (and in any event within 30 days) after such Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by such Indemnitee relating to the Claim; provided, however, that any failure or delay by such Indemnitee to deliver such notices and documents to United will not relieve United from its obligations hereunder, except to the extent United has been prejudiced by such failure or delay.

(b) If a Claim is made against any Indemnitee, United shall be entitled to participate in the defense thereof and (unless United is also a party to such Claim and Indemnitee provides United with written advice of outside counsel to the effect that there are legal defenses available to Indemnitee that are different from or additional to those available to United that, if Indemnitee and United were to be represented by the same counsel, would constitute a conflict of interest for such counsel or prejudice the prosecution of the defenses available to such Indemnitee), if it so chooses upon written notice delivered to the Indemnitee not more than 30 days following the date on which the Indemnitee first notifies United of the Claim, to assume the defense thereof with counsel selected by United. The assumption of the defense of any Claim shall not require United to agree to be liable for any Losses in respect of such Claim and shall be without prejudice to any rights or defenses of United in respect of whether any Indemnitee is entitled to indemnification for any particular Loss. If United assumes the defense of a Claim in accordance with this Section 6.19(b), United shall not be liable to Indemnitees for any legal expenses incurred by Indemnitees in connection with the defense thereof. If United assumes the defense of a Claim in accordance with this Section 6.19(b), Indemnitees shall have the right to participate in the defense thereof and to employ counsel, at their own expense, separate from the counsel employed by United, it being understood that United shall control such defense. If United chooses to defend or prosecute a Claim, all Indemnitees shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon United’s request) the provision to United of records and information that are reasonably relevant to such Claim, and making employees available at such times and places as may be reasonably necessary to defend against such Claim for the purpose of providing additional information, explanation or testimony in connection with such Claim. Whether or not United assumes the defense of a Claim, Indemnitees shall not admit any liability with respect to, or settle, compromise or discharge, such Claim without United’s prior written consent (not to be unreasonably withheld, conditioned or delayed). If United assumes the defense of a Claim, United shall not settle such Claim without the consent of the Indemnitee to which the Claim relates, except that United shall have the right to settle such Claim without the consent of such Indemnitee if such settlement (i) provides as its sole relief the payment of monetary damages as to which such Indemnitee will be indemnified in full, (ii) includes an unconditional release of each applicable Indemnitee from all liability arising out of such Claim and (iii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnitee, and (iv) does not otherwise materially and adversely affect the applicable Indemnitee other than as a result of money damages as to which such Indemnitee will be indemnified in full. Any participation or assumption by United or Indemnitees shall not constitute a waiver by such party of any attorney-client privilege in connection with any Claim.

(c) If United chooses to defend any Claim, Indemnitees (A) shall not, without the prior written consent of United (which consent shall not be unreasonably withheld, conditioned or delayed), cause, or agree to, the waiver of the attorney-client privilege, attorney work-product immunity or any other privilege or protection in respect of confidential legal memoranda and other privileged materials drafted by, or otherwise reflecting the legal advice of, internal or outside counsel of Indemnitees (the “Subject Materials”) relating to such Claim and (B) shall, upon the reasonable request of United, make reasonably available to United such books, records or other documents and employees and representatives reasonably related to such Claim or any related claim or counterclaim that are within Indemnitees’ possession, custody or control that are necessary or appropriate for such litigation or other legal proceeding or for any internal or external audit work in respect of such Claim conducted by United. Each Indemnitee hereto acknowledges and agrees, on behalf of itself and its Affiliates, that (i) it shares a common legal interest with United in preparing for the defense of legal proceedings, or potential legal proceedings, arising out of, relating to or in respect of any actual or threatened Claim or any related claim or counterclaim, (ii) the sharing of Subject Materials or any other communications, documents or materials in connection with any actual or threatened Claim will further such common legal interest and (iii) by disclosing any Subject Materials or any other communications, documents or materials in connection with any actual or threatened Claim to United, Indemnitees shall not waive the attorney-client privilege, attorney work-product immunity or any other privilege or protection.

(d) Indemnitees and United shall cooperate with each other with respect to resolving any claim or liability with respect to which United is obligated to indemnify Indemnitees hereunder, including by making all reasonable efforts to mitigate or resolve any such claim or liability after Indemnitees gain actual knowledge of such claim or liability.

(e) In the event of any claim or dispute among any Indemnitee and United as to whether such Indemnitee is entitled to indemnification under this Agreement for any particular Loss or Losses, the non-prevailing party in such claim or dispute shall reimburse the prevailing party for the reasonable and documented attorneys’ fees incurred by the prevailing party solely in connection with such claim or dispute. In connection with any particular claim or dispute, (i) the applicable Indemnitee will be deemed the “non-prevailing party” if a court of competent jurisdiction, in a final and non-appealable order, has determined that such Indemnitee is entitled to less than 50% (measured by dollar value) of the aggregate amount of Losses sought to be recovered from United (and, in such instance, United will be deemed the “prevailing party”) and (ii) United will be deemed the “non-prevailing party” if a court of competent jurisdiction, in a final and non-appealable order, has determined that such Indemnitee is entitled to 50% or more (measured by dollar value) of the aggregate amount of Losses sought to be recovered from United (and, in such instance, such Indemnitee will be deemed the “prevailing party”). For the avoidance of doubt, this Section 6.19(e) shall not apply to any given claim or dispute unless a court of competent jurisdiction has issued a final and non-appealable order regarding such Indemnitee’s entitlement to indemnification for the applicable amount of Losses sought to be recovered from United and, more particularly, this Section 6.19(e) shall not apply in the case of any settlement or other similar non-judicial resolution between such Indemnitee and United.

(f) Notwithstanding anything to the contrary contained in this Agreement, United’s indemnity obligations pursuant to Section 2.2(c) and Section 6.15, taken together, shall not exceed, in the aggregate, $***. For the avoidance of doubt, United’s indemnity obligations pursuant to Section 1.9(d) shall not be subject to any monetary limitations.

(g) The amount of any claim for indemnification pursuant to Section 1.9(d) or Section 2.2(c) (as applicable) will be reduced by the amount of any insurance proceeds actually recovered (less the cost to collect the proceeds of such insurance and the amount, if any, of any retroactive or other premium adjustments reasonably attributable thereto) by Indemnitees.

(h) Each Indemnitee acknowledges that its sole and exclusive remedy with respect to any and all claims in connection with any Claim shall be pursuant to the indemnification provisions set forth in Section 1.9(d) or Section 2.2(c) (as applicable) and this Section 6.19. In furtherance of the foregoing, each Indemnitee hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for damages it may have against United arising out of Section 1.9(d) or Section 2.2(c) (as applicable) except pursuant to the indemnification provisions set forth in Section 1.9(d) or Section 2.2(c) (as applicable) and this Section 6.19.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MESA AIR GROUP, INC.

By:
Name:
Title:

MESA AIRLINES, INC.

By:
Name:

REPUBLIC AIRWAYS HOLDINGS INC.

By:
Name:
Title:

UNITED AIRLINES, INC.

By:
Name:

MESA REPRESENTATIVE

By:
Name:

Exhibit 4

Escrow Agreement

See attached

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is made and entered into as of [•], 2025, by and between: Mesa Air Group, Inc., a Delaware corporation (together with its successor after the Closing, as defined herein, the “Mesa”); Mesa Representative (the “Mesa Representative”), as representative, United Airlines, Inc., a Delaware corporation (“United” and together with Mesa and the Mesa Representative, the “Escrow Parties”), and Computershare Trust Company, National Association, a national banking association organized under the laws of the United States, as escrow agent (the “Escrow Agent”).

WHEREAS, on April 4, 2025, (i) Mesa, (ii) Mesa Representative, (iii) United, (iv) Mesa Airlines, Inc., a Nevada corporation (“Mesa Airlines”), and (v) Republic Airways Holdings Inc. a Delaware corporation (“Republic”), entered into the Three Party Agreement (as amended from time to time in accordance with the terms thereof, the “Three Party Agreement”);

WHEREAS, concurrently with the execution of the Three Party Agreement, Mesa, and Republic entered into that certain Agreement, Plan of Conversion and Plan of Merger (the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, on the date hereof, Republic is merging with and into Mesa (the “Merger”), with Mesa continuing as the surviving corporation, and Mesa shall convert from a Nevada corporation to a Delaware corporation and amend its name to [Republic Airways Holdings Inc.];

WHEREAS, in accordance with the Three Party Agreement, at the closing of the Merger (the “Closing”), Mesa will conduct a primary issuance of [•]unrestricted shares (the “Escrowed Shares”) of its common stock, no par value (which shall be in a non-certificated book-entry form), to be held via the Direct Registration System (“DRS”) of The Depository Trust Company at the Transfer Agent (as defined below, which it will then deposit with the Escrow Agent to be held by the Escrow Agent in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of this Agreement;

WHEREAS, Computershare Inc. (the “Transfer Agent”) (having a registered office and mailing address at 150 Royall St., Canton, MA 02021, Attention: Jennifer Lippoldt telephone: (303) 802-7906 and email: jennifer.lippoldt@computershare.com) is the Transfer Agent for Mesa, and Mesa will direct the Transfer Agent to issue the Shares in the name of “Computershare Trust Company, National Association, as Escrow Agent under this Agreement;

WHEREAS, in accordance with the Three Party Agreement and this Agreement, if any portion of the Shares becomes eligible for release in accordance with the terms of the Three Party Agreement, the Escrow Agent will release the applicable portion of the Shares from the Escrow Account in accordance with the terms of Section III hereof and disburse to the applicable recipient the applicable portion of Shares therefrom in accordance with the terms of this Agreement; and

WHEREAS, the Escrow Agent is willing to administer the Escrow Account under the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

I.	Appointment

(a) Mesa hereby appoints the Escrow Agent as its escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

(b) All capitalized terms with respect to the Escrow Agent shall be defined herein. The Escrow Agent shall act only in accordance with the terms and conditions contained in this Agreement and shall have no duties or obligations with respect to the Three Party Agreement or the Merger Agreement.

II.	Escrow Shares

(a) Following the Closing, the Transfer Agent, shall deliver the Escrowed Shares in book-entry form (to the extent applicable, together with all interest, gains, dividends, or other income earned with respect thereto, and as reduced by any distribution therefrom pursuant hereto) to the Escrow Agent. [Mesa] shall instruct or direct the Transfer Agent to register the Escrowed Shares in the name of the Escrow Agent, and the Transfer Agent shall deliver a statement to the Escrow Agent reflecting the account information, number of shares, and other pertinent information. The Transfer Agent shall hold the Escrowed Shares for the benefit of the Escrow Agent through the DRS.

(b) [Mesa] shall instruct or direct the Transfer Agent to deliver to the Escrow Agent a written confirmation of the book-entry transfer of the Escrowed Shares registered in the name of the Escrow Agent in the escrow account. [Mesa] shall simultaneously deliver to the Escrow Agent a copy of such instruction or direction letter to the Transfer Agent.

(c) For so long as the Escrowed Shares are held by the Escrow Agent hereunder or are otherwise registered in the name of the Escrow Agent, as escrow agent, Mesa shall be deemed to be the beneficial owner of any and all Escrowed Shares held in the escrow account unless and until such shares are disbursed to third parties in accordance with this Agreement and shall possess all rights with respect to such Escrowed Shares, except the right of possession thereof. To the extent permitted by law, in the event any matter is submitted to Mesa’s stockholders in which such stockholders are required or permitted to vote, the Escrow Agent shall vote (or cause to be voted) the Escrowed Shares as directed in writing by Mesa. Mesa shall instruct the Transfer Agent to send all proxy materials to the Escrow Agent with respect to any matter submitted on which Mesa’s stockholders are required or permitted to vote. The Escrow Agent shall deliver any proxy materials relating to the Escrowed Shares to Mesa upon receipt of such proxy materials from the Transfer Agent.

(i)

Any dividends made in respect of any Escrowed Shares held in the Escrow Account (together with the Escrowed Shares and any other benefits or interests arising from the Escrowed Shares, the “Escrow Asset”) shall be deemed part of the escrow and shall be held together with such Escrowed Shares until the time any Escrowed Share is disbursed pursuant to Section III of this Agreement, at which time such dividends will be paid together with such Escrowed Shares.

(ii)

Escrow Agent shall hold the Escrowed Asset in a separate non-interest-bearing demand deposit account as set forth in Schedule 4. No investment of Escrowed Asset will be permitted during the term of this Agreement.

(iii)

In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of shares of Mesa common stock other than a regular cash dividend, the Shares shall be appropriately adjusted on a pro rata basis and consistent with the terms of the Three Party Agreement and this Agreement.

(d) During the term of this Agreement, the Escrow Agent shall hold the Escrowed Shares in the Escrow Account and shall not sell, transfer, dispose of, lend or otherwise subject to a lien any of the Escrowed Shares except until and to the extent that they are disbursed in accordance with Section III hereof. Except as the Escrow Parties may otherwise agree in joint written instructions as provided in Section III hereof, no Escrowed Shares may be withdrawn except as expressly provided in this Agreement.

(e) The Escrowed Shares shall be registered under the Securities Act of 1933, as amended (the “Securities Act”) as of the date hereof (the “Closing”) and, other than for the release and distribution of such shares by the Escrow Agent in accordance herewith, may not be transferred, sold or otherwise disposed of by any holder thereof except pursuant to an effective registration statement under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act.

(f) The Parties agree that, for tax reporting purposes, all interest and other income from investment of the Escrow Property shall, as of the end of each calendar year and to the extent required by the Internal Revenue Service, be reported as having been earned by Mesa, whether or not such income was disbursed during such calendar year

Notwithstanding the preceding, in the event any cash or stock dividend is declared and paid in respect of the Escrowed Shares during the term of the Escrow, the parties hereto agree that any such dividend shall be treated as a contribution of such cash or stock by Mesa to the Escrow Account and shall not be treated as a dividend for U.S. federal income tax purposes.

(i) For certain payments made pursuant to this Escrow Agreement, the Escrow Agent may be required to make a “reportable payment” or “withholdable payment” and in such cases the Escrow Agent shall have the duty to act as a payor or withholding agent, respectively, that is responsible for any tax withholding and reporting required under Chapters 3, 4, and 61 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Escrow Agent shall have the sole right to make the determination as to which payments are “reportable payments” or “withholdable payments.” All parties to this Escrow Agreement shall provide an executed IRS Form W-9 or appropriate IRS Form W-8 (or, in each case, any successor form) to the Escrow Agent prior to the date hereof, and shall promptly update any such form to the extent such form becomes obsolete or inaccurate in any respect. The Escrow Agent shall have the right to request from any party to this Escrow Agreement, or any other person or entity entitled to payment hereunder, any additional forms, documentation or other information as may be reasonably necessary for the Escrow Agent to satisfy its reporting and withholding obligations under the Code. To the extent any such forms to be delivered under this Section II(f)(i) are not provided prior to the date hereof or by the time the related payment is required to be made or are determined by the Escrow Agent to be incomplete and/or inaccurate in any respect, the Escrow Agent shall be entitled to withhold (without liability) a portion of any interest or other income earned on the investment of the Escrow Asset or on any such payments hereunder to the extent withholding is required under Chapters 3, 4, or 61 of the Code, and shall have no obligation to gross up any such payment.

(ii) To the extent that the Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of the Escrow Asset, the Escrow Agent shall satisfy such liability to the extent possible from the Escrow Asset. The Parties, jointly and severally, shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrow Asset and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Escrow Agent. The indemnification provided by this Section II(f)(ii) is in addition to the indemnification provided in Section VII and shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

III.	Disposition and Termination

(a) Promptly (but in no event more than five (5) Business Days) following the determination that all or any portion of the Escrowed Shares is issuable pursuant to Section 2.1(b) of the Three Party Agreement, United and Mesa Representative will jointly instruct the Escrow Agent (the “United Issuance Joint Instruction”) to release the applicable Escrowed Shares, together with the amount of dividends which have accrued (if any) with respect to such Escrowed Shares (the “Share Release Amount”), from the Escrow Account to United. Upon receipt of the United Issuance Joint Instruction, the Escrow Agent shall, no later than the fifth (5th) Business Day thereafter and without further instruction, deliver written instructions in the form of Schedule 5 to the Transfer Agent requesting Transfer Agent to disburse the Share Release Amount (including any applicable dividends) as specified in the United Issuance Joint Instruction. The Escrow Agent shall not be responsible for Transfer Agent’s processing time to release of Escrowed Shares by the Transfer Agent to any party.

(b) If there are still Escrowed Shares remaining in the Escrow Account following any issuance of Escrowed Shares to United pursuant to the United Issuance Joint Instruction, then promptly (but in no event more than five (5) Business Days) following the determination that all or any portion of the Escrowed Shares are then issuable pursuant to Section 2.1(c) of the Three Party Agreement, Mesa and Mesa Representative will jointly instruct the Escrow Agent (the “Mesa Issuance Joint Instruction”) to release the Share Release Amount from the Escrow Account to Mesa. Upon receipt of the Mesa Issuance Joint Instruction, the Escrow Agent shall, no later than the fifth (5th) Business Day thereafter and without further instruction, deliver written instructions in the form of Schedule 5 to the Transfer Agent requesting Transfer Agent to disburse the Share Release Amount (including any applicable dividends) as specified in the Mesa Issuance Joint Instruction. The Escrow Agent shall not be responsible for Transfer Agent’s processing time to release of Escrowed Shares by the Transfer Agent to any party.

(c) If there are still Escrowed Shares remaining in the Escrow Account following any issuance of Escrowed Shares to Mesa pursuant to the Mesa Issuance Joint Instruction, then promptly following the determination that all or any portion of the Escrowed Shares are then issuable pursuant to Section 2.1(d) of the Three Party Agreement, Mesa will instruct the Escrow Agent (the “Pre-Merger Mesa Shareholder Instruction” and together with the United Issuance Joint Instruction and the Mesa Issuance Joint Instruction, the “Issuance Instructions”) to release the Share Release Amount from the Escrow Account to the Pre-Merger Mesa Shareholders (with such holders identified in Schedule 3 attached hereto, the “Pre-Merger Mesa Shareholders”). Upon receipt of the Pre-Merger Mesa Shareholder Instruction, the Escrow Agent shall, no later than the fifth (5th) Business Day thereafter and without further instruction, deliver written instructions in the form of Schedule 5 to the Transfer Agent requesting Transfer Agent to disburse the Share Release Amount (including any applicable dividends) as specified in the Pre-Merger Shareholder Instruction. The Escrow Agent shall not be responsible for Transfer Agent’s processing time to release of Escrowed Shares by the Transfer Agent to any party.

(d) Any Issuance Instructions delivered pursuant to this Agreement shall specify the number of Escrowed Shares to be released and such other information as may be required to permit the Escrow Agent to release such Escrowed Shares.

(e) Upon the delivery of all of the Escrowed Shares by the Escrow Agent in accordance with the terms of this Agreement (including this Section III), this Agreement shall terminate, subject to the provisions of Sections II(f)(ii), VI and VII hereof.

IV.	Escrow Agent

(a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. Under no circumstance will the Escrow Agent be deemed to be a fiduciary to any Party or any other person under this Escrow Agreement. The Escrow Agent will not be responsible or liable for the failure of any Party to perform in accordance with this Escrow Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document between the Escrow Parties and any other person or entity, in connection herewith, if any, including without limitation the Three Party Agreement or the Merger Agreement, whether or not an original or a copy of such agreement has been provided to the Escrow Agent. The Escrow Agent shall have no duty to know or inquire if any person or entity has complied with any such agreements, nor shall any additional obligations of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Agreement.

(b) In the event of any conflict between the terms and provisions of this Agreement, those of the Three Party Agreement or the Merger Agreement, any schedule or exhibit attached to this Agreement, or any other agreement between the Escrow Parties and any other person or entity, the terms and conditions of this Agreement shall control.

(c) The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the Escrow Parties without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall not be liable to any beneficiary or other person for refraining from acting upon any instruction setting forth, claiming, containing, objecting to, or related to the transfer or distribution of the Shares, or any portion thereof, unless such instruction shall have been delivered to the Escrow Agent in accordance with Section X hereof and the Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder and as set forth in Section X hereof. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

(d) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to the Escrow Parties or the Pre-Merger Mesa Shareholders. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents.

(e) The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to the Escrow Parties or the Pre-Merger Mesa Shareholders. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from the Escrow Parties hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be given a direction in writing which eliminates such ambiguity or uncertainty to the satisfaction of the Escrow Agent or by a final and non-appealable order or judgment of a court of competent jurisdiction that agrees to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same.

(f) The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

(g) No provision of this Escrow Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement.

V.	Succession

(a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days’ advance notice in writing of such resignation to the Escrow Parties specifying a date when such resignation shall take effect, provided that such resignation shall not take effect until a successor escrow agent has been appointed in accordance with this Section V. If the Escrow Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. The Escrow Agent’s sole responsibility after such thirty (30) day notice period expires shall be to hold the Escrow Asset (without any obligation to reinvest the same) and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section VII hereof.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the corporate trust business and assets as whole or substantially as a whole may be transferred, shall be the Escrow Agent under this Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

VI.	Compensation and Reimbursement

The Escrow Agent shall be entitled to compensation for its services under this Agreement as Escrow Agent and for reimbursement for its reasonable out-of-pocket costs and expenses, in the amounts and payable as set forth on Schedule 2 attached hereto, which compensation shall be paid by Mesa. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent’s services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the release of shares under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement or the subject matter hereof, then the Escrow Agent shall be compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorneys’ fees and expenses, occasioned by any such delay, controversy, litigation or event. If any amount due to the Escrow Agent hereunder is not paid within thirty (30) calendar days of the date due, the Escrow Agent in its sole discretion may charge interest on such amount up to the highest rate permitted by applicable law. The Escrow Agent shall have, and is hereby granted, a prior lien upon the Escrow Account with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Escrow Account. The Escrow Agent shall also be entitled to payment of any amounts to which the Escrow Agent is entitled under the indemnification provisions contained herein as set forth in Section VII hereof. The obligations of Escrow Parties set forth in this Section VI shall survive the resignation, replacement or removal of the Escrow Agent or the termination of this Agreement.

VII.	Indemnity

(a) The Escrow Agent shall be indemnified and held harmless by the Escrow Parties from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in the any state or federal court located in the state of Delaware.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c) The Escrow Agent shall not be liable for any action taken by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement, and may consult with counsel of its own choice and shall have full and complete authorization and indemnification, for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

(d) The Escrow Agent shall not be liable, directly or indirectly, for any (i) damages, losses or expenses arising out of the services provided hereunder, other than damages, losses or expenses which have been finally adjudicated to have directly resulted from the Escrow Agent’s gross negligence or willful misconduct, or

(ii) special, indirect, punitive, or consequential damages or losses of any kind whatsoever (including without limitation lost profits), even if the Escrow Agent has been advised of the possibility of such losses or damages and regardless of the form of action.

(e) This Section VII shall survive termination of this Agreement or the resignation, replacement or removal of the Escrow Agent for any reason.

VIII.	Patriot Act Disclosure/Taxpayer Identification Numbers/Tax Reporting

(a) Patriot Act Disclosure. Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) requires the Escrow Agent to implement reasonable procedures to verify the identity of any person that opens a new account with it. Accordingly, the Escrow Parties acknowledge that Section 326 of the USA PATRIOT Act and the Escrow Agent’s identity verification procedures require the Escrow Agent to obtain information which may be used to confirm identities including without limitation name, address and organizational documents (“identifying information”).

(b) The Escrow Parties agree to provide the Escrow Agent with and consent to the Escrow Agent obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Escrow Agent and that any such underlying transaction does not constitute an installment sale requiring any tax reporting or withholding of imputed interest or original issue discount to the IRS or other taxing authority.

IX.	Notices

(a) All communications hereunder shall be in writing and except for any Issuance Instruction or any communications from the Escrow Parties setting forth, claiming, containing, objecting to, or in any way related to the full or partial transfer or distribution of the Escrow Asset, all notices and communications hereunder shall be deemed to have been duly given and made if in writing and if (i) served by personal delivery upon the party for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested, or by Federal Express or similar overnight courier, or (iii) sent by email, provided that the receipt of such email is promptly confirmed, by telephone, electronically or otherwise, to the party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

Notices to Mesa:

Mesa Air Group, Inc.

410 N. 44th Street, Suite 700

Phoenix, Arizona 85008

Attention: Brian Gillman

Email: ***

with a copy to (which will not constitute notice):

Pachulski Stang Ziehl & Jones LLP

10100 Santa Monica Blvd., 13th Floor

Los Angeles, California 90067

Attention: Richard M. Pachulski; John W. Lucas

Email: rpachulski@pszjlaw.com; jlucas@pszjlaw.com

Notices to Mesa Representative:

Mesa Air Group, Inc.

410 N. 44th Street, Suite 700

Phoenix, Arizona 85008

Attention: Brian Gillman

Email: ***

with a copy to (which will not constitute notice):

Pachulski Stang Ziehl & Jones LLP

10100 Santa Monica Blvd., 13th Floor

Los Angeles, California 90067

Attention: Richard M. Pachulski; John W. Lucas

Email: rpachulski@pszjlaw.com; jlucas@pszjlaw.com

Notices to United:

United Airlines, Inc.

233 S. Wacker Drive

Chicago, Illinois 60606

Attention:

Email:

with a copy to (which will not constitute notice):

Sidley Austin LLP

1000 Louisiana St., Suite 5900

Houston, Texas 77002

Attention: Kevin Lewis; Atman Shukla

Email: klewis@sidley.com; ashukla@sidley.com

Notices to the Escrow Agent:

Computershare Trust Company, N.A.

1505 Energy Park Drive

St. Paul, MN 55108

Attention:

Email:

Telephone:

Notwithstanding the above, in the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such officer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. For purposes of this Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

X.	Security Procedures

(a) Notwithstanding anything to the contrary as set forth in Section IX hereof, any instructions setting forth, claiming, containing, objecting to, or in any way related to the transfer or distribution, including but not limited to any transfer instructions that may otherwise be set forth in a written instruction permitted pursuant to Section III hereof, may be given to the Escrow Agent only by confirmed electronic transmission (including e-mail) and no instruction for or related to the transfer or distribution of the Escrow Asset, or any portion thereof, shall be deemed delivered and effective unless the Escrow Agent actually shall have received such instruction by electronic transmission (including e-mail) at the number or e-mail address provided to the Escrow Parties by the Escrow Agent in accordance with Section IX hereof and as further evidenced by a confirmed transmittal to that number.

(b) In the event transfer instructions are so received by the Escrow Agent by electronic transmission (including e-mail), the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 1 hereof, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule 1 hereof, the Escrow Agent is hereby authorized both to receive written instructions from and seek confirmation of such instructions by officers of the Escrow Parties (collectively, the “Senior Officers”), as the case may be, which shall be designated in Schedule 1 hereof. Such Senior Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer.

(c) The Escrow Parties acknowledges that the Escrow Agent is authorized to deliver the Escrowed Shares to the custodian account or recipient designated by any recipient in writing, provided that such delivery shall be endorsed in writing by Mesa.

(d) The Parties understand that the Escrow Agent’s inability to receive or confirm funds transfer instructions may result in a delay in accomplishing such funds transfer, and agree that the Escrow Agent shall not be liable for any loss caused by any such delay.

(e) The Parties certify that the names, titles, telephone numbers, email addresses and specimen signatures set forth in Schedule 1 are persons authorized to provide direction and initiate or confirm transactions.

XI.	Court Orders

In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by opinion of legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent reasonably obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated. The Escrow Agent shall further have no obligation to pursue any action that is not in accordance with applicable law.

XII.	Miscellaneous

(a) Except for changes to transfer instructions as provided in Section X hereof, the provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the Escrow Agent and the Escrow Parties. Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by the Escrow Agent or the Escrow Parties except as provided in Section V hereof, without the prior consent of the Escrow Agent and the Escrow Parties.

(b) This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Each of the Escrow Parties and the Escrow Agent irrevocably waives any objection on the grounds of venue, forum non-convenience or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of any court of the State of Delaware or United States federal court, in each case, sitting in the State of Delaware. To the extent that in any jurisdiction any party may now or hereafter be entitled to claim for itself or its assets, immunity from suit, execution attachment (before or after judgment), or other legal process, such party shall not claim, and it hereby irrevocably waives, such immunity. The parties further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Agreement.

(c) No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control.

(d) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by means of (i) an original manual signature; (ii) a faxed, scanned, or photocopied manual signature, or (iii) any other electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including any relevant provisions of the Uniform Commercial Code (collectively, “Signature Law”), in each case to the extent applicable. Each faxed, scanned, or photocopied manual signature, or other electronic signature, shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. Notwithstanding the foregoing, with respect to any notice provided for in this Agreement or any instrument required or permitted to be delivered hereunder, any party hereto receiving or relying upon such notice or instrument shall be entitled to request execution thereof by original manual signature as a condition to the effectiveness thereof.

(e) If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. A person who is not a party to this Agreement shall have no right to enforce any term of this Agreement. The parties represent, warrant and covenant that each document, notice, instruction or request provided by such party to the other party shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Agreement shall be enforced as written. Except as expressly provided in Section VII hereof above, nothing in this Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent and the Escrow Parties any legal or equitable right, remedy, interest or claim under or in respect of this Agreement or the Escrow Asset escrowed hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

MESA AIR GROUP, INC.

By:
Name:
Title:

[MESA REPRESENTATIVE]

By:
Name:
Title:

UNITED AIRLINES, INC.

By:
Name:
Title:

[ESCROW AGENT]

By:
Name:
Title:

[Signature Page to Escrow Agreement]

Schedule 1

AUTHORIZED OFFICER OF MESA, MESA REPRESENTATIVE AND UNITED

Mesa:

Individuals authorized by Mesa:

Name and Title		Telephone Number E-mail Address	Specimen Signature
1.	[XXXXXX]

2.

3.

Mesa Representative:

Individuals authorized by Mesa Representative:

Name and Title		Telephone Number E-mail Address	Specimen Signature
1.	[XXXXXX]

2.

3.

United:

Individuals authorized by United:

Name and Title		Telephone Number E-Mail Address	Specimen Signature
1.	[XXXXXX]

2.

3.

Schedule 2

FEE INFO

Schedule 3

PRE-MERGER MESA SHAREHOLDERS

(Attached)

Schedule 4

Non-Interest Bearing Cash Direction Form

Direction to use the following Computershare Trust Company, N.A. (Computershare) Deposit Option for cash balances for the following account(s) and all subaccounts thereof:

Account name:
Account number(s):

You are hereby directed to deposit, as indicated below, or as I shall direct further in writing from time to time, all cash in the account(s) in the following bank deposit option:

Computershare Essential Non Interest Bearing Deposit Option (ENIB) (SEI CUSIP = VP7000384)

I acknowledge that I have full power and authority to direct investments of the account(s).

I acknowledge that funds are deposited with investment grade financial institutions as rated by S&P, Moody’s or Fitch.

I understand that Computershare shall not be obligated to pay any interest to the account(s).

I understand that I may change this direction at any time and that it shall continue in effect until revoked or modified by me by written notice to you.

I understand that Computershare may from time to time receive compensation in connection with such deposits or investments.

I understand that Computershare shall have no responsibility or liability for any diminution of the funds that may result from any deposit or investment made by Computershare in accordance with this direction, including any losses resulting from a default by any bank, financial institution or other third party.

Schedule 5

ESCROW AGENT INSTRUCTION TO TRANSFER AGENT

[Date]

Computershare Inc.

Attention:

email: [●]

RE: Release / Re-register of Escrowed Shares pursuant to that certain Escrow Agreement dated MONTH, DD, YYYY by and among [ ], [ ], and Computershare Trust Company, National Association (“Escrow Agent”).

Dear [●]:

Pursuant to Section [ ] of the above referenced Escrow Agreement and the attached letter of direction executed by [ ] and [ ], Computershare Trust Company, National Association, as Escrow Agent and the registered owner of [●] shares of the [ ]stock of [ ] (“Escrowed Shares”) hereby authorizes the release, transfer and re-registration of the following Escrowed Shares r/n/o Computershare Trust Company, National Association, as Escrow Agent under an Escrow Agreement dated _____, 2022 by and among [ ], [ ], and Computershare Trust Company, National Association, a national banking association organized under the laws of the United States, as escrow agent to:

[●] Common Shares

CUSIP [●]

COY [●] / Class [●]

r/n/o [●]

Effective Date:[●]

Upon release and re-registration, Computershare’s position will be [●] Escrowed Shares. Please provide an updated Book Entry Advice for the account number [●] reflecting Computershare Trust Company, National Association, as Escrow Agent to the Escrow Agreement.

If you have any questions, please feel free to contact the Relationship Manager for the above issue, [ ], at ( ) - or [ ]@computershare.com.

Annex B

March 17, 2025

STRICTLY CONFIDENTIAL

Mesa Air Group, Inc.

410 North 44th Street

Suite 700

Phoenix, AZ 85008

Attn: The Board of Directors of Mesa Air Group, Inc.

Subject: Opinion of FTI Capital Advisors, LLC

Ladies and Gentlemen:

We understand that Mesa Air Group, Inc. (including its subsidiaries, affiliates and assigns, the “Company”, “Mesa” or “you”) proposes to enter into a “Proposed Transaction” pursuant to an Agreement and Plan of Conversion and Merger (the “Agreement”), whereby the Company will merge with Republic Airways Holdings, Inc. (together with its affiliates, “Republic”). Pursuant to the Proposed Transaction, the Company will be the surviving corporation, and each outstanding share of common stock, par value of zero per share, of Republic will be converted (the “Conversion”) into the right to receive the number of shares of Mesa common stock, par value of zero per share in accordance with the “Exchange Ratio” (as that term is defined below).

Exchange Ratio

We understand that:

i.	the Exchange Ratio will be 636 shares of Mesa common stock of mesa received for each share of common stock of Republic; and

ii.

after giving effect to certain post-closing true-ups and adjustments, as set forth in the Agreement, in no event will such true-ups and adjustments result in the Company’s Legacy Shareholders[1] holding less than 6% of the Company’s common stock on a fully diluted basis as a consequence of the Conversion; and

iii.

as of the Closing, and after giving effect to the Conversion, except for the Company’s common stock, there will be no other class or series of shares issued and outstanding, nor will there exist any rights to acquire any shares of any other class or series of stock.

FTI Capital Advisors, LLC (“FTICA” “we” or “our”) has been requested by the Company to render our opinion to and for the sole benefit of the Company’s board of directors (the “Board”), as to the fairness, from a financial

[1]

For purposes of this letter, the Company’s “Legacy Shareholders” refers to those persons and entities who constitute the holders of the Company’s common stock and warrants immediately prior to the consummation of the Proposed Transaction and prior to the Conversion. The common stock that the Company’s Legacy Shareholders will own in the Company pursuant to the Exchange Ratio and the consummation of the Proposed Transaction is referred to herein as the “Merger Consideration.”

www.fticapitaladvisors.com

1166 Avenue of the Americas, 15th Floor

New York, New York 10036

point of view, to the Company’s Legacy Shareholders, of the Exchange Ratio (and hence, the Merger Consideration) in the Proposed Transaction. Our opinion does not address any other aspect of the Proposed Transaction.

In arriving at our opinion, among other things, we have:

i.	Discussed the Proposed Transaction with Mesa’s management (“Mesa Management”), who provided FTICA the basic elements of, and their rationale for pursuing, the Proposed Transaction;

ii.	Discussed the Proposed Transaction with Republic’s management (“Republic Management”), who provided FTICA the basic elements of, and their rationale for pursuing, the Proposed Transaction;

iii.

Reviewed and analyzed financial statements for the years ended September 30, 2022 through September 30, 2024 and the three months ended December 31, 2023 and December 31, 2024, and other historical and forecasted financial information, business plans and operating information with respect to the Company furnished to or discussed with us by Company Management, including certain financial forecasts relating to the Company, covering the period from October 1, 2024 through September 30, 2029, prepared by Company Management (such forecasts, the “Mesa Forecasts”);

iv.

Reviewed and analyzed financial statements for the years ended December 31, 2021 through December 31, 2024 and other historical and forecasted financial information, business plans and operating information with respect to Republic furnished to or discussed with us by Republic Management, including certain financial forecasts relating to Republic, covering the period from January 1, 2025 through December 31, 2027, prepared by Republic Management (such forecasts, the “Republic Forecasts”);

v.

Reviewed and analyzed including certain financial forecasts relating to the newly combined entity (“MergerCo”), covering the period from January 1, 2025 through December 31, 2027, prepared by Republic Management (such forecasts, the “MergerCo Forecasts”);

vi.

Reviewed and analyzed the pro forma cap table (prepared by Mesa Management) of MergerCo effective as of the date immediately following the closing of the Proposed Transaction and the issuance of Company common shares to Republic or its shareholders pursuant to the Conversion of Republic common stock to Mesa common stock as contemplated pursuant to the Agreement;

vii.

Reviewed the letter, dated as of the date hereof, from Mesa Management to FTICA containing certain representations as to historical financial statements, financial projections and their underlying assumptions of the Mesa, Republic, and MergerCo (the “Management Representation Letter”);

viii.	Discussed, reviewed and analyzed the past and current business, operations, financial condition and prospects of Mesa, Republic, and MergerCo with Company Management and Republic Management;

ix.	Compared certain financial information of Mesa, Republic, and MergerCo with similar information of other companies FTICA deemed relevant;

x.	Reviewed historical stock price information of the Company;

xi.	Reviewed a draft, dated January 22, 2025, of the Agreement (the “Draft Agreement”);

and

xii.	Considered such other information and performed such other analyses as FTICA deemed appropriate for this engagement.

In arriving at our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of the financial and all other information, analysis and data furnished to or disclosed to us by, or on behalf of, Mesa Management and Republic Management (including any materials prepared by third parties and provided to FTICA by, or on behalf of, Mesa Management and Republic Management) or that were reviewed by us, and we have not assumed, and we do not assume any responsibility or liability for independently verifying such information. We have further relied, with your consent, upon the

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	B-2

assurances of Mesa Management that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. We have assumed, with your consent, that the Mesa Forecasts, Republic Forecasts, and MergerCo Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Mesa Management and Republic Management. We assume no responsibility for, and we express no view or opinion with respect to, the Mesa Forecasts, Republic Forecasts, and MergerCo Forecasts or the estimates and assumptions on which they are based. In arriving at our opinion, we have not conducted a legal, accounting or physical inspection of Mesa or Republic and have not performed or obtained any valuations or appraisals of the assets or liabilities of Mesa or Republic. Our opinion is necessarily based upon financial, market, economic and other conditions as they exist on, and reasonably can be evaluated by us as of, the date of this opinion. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this opinion. Furthermore, we have not evaluated, and express no view or opinion with respect to, the solvency of Mesa or Republic under any laws relating to bankruptcy, insolvency or similar matters, whether prior to or following the Closing of the Proposed Transaction.

We have assumed, with your consent, that the Exchange Ratio in the Proposed Transaction will be as set forth herein and in the information provided to us by Mesa Management.

We have further assumed, with your consent, the accuracy of the representations and warranties contained in the draft Agreement, that any covenants contained in the draft Agreement are reasonably likely to be performed by the parties thereto, and that the Proposed Transaction will be timely consummated without waiver, modification or amendment of any of the material terms or conditions set forth in the draft Agreement. We have also assumed, with your consent, that all material governmental, regulatory and third-party approvals, consents and authorizations and releases necessary for the consummation of the Proposed Transaction will be obtained prior to the closing of the Proposed Transaction and within the time frames reasonably contemplated by the parties to the Proposed Transaction.

We express no view as to, and our opinion does not address, any terms or other aspects or implications of the Proposed Transaction (other than the fairness, from a financial point of view, to the Company’s Legacy Shareholders of the Exchange Ratio in the Proposed Transaction) or any aspect or implication of any other agreement, compensation, arrangement or understanding entered into or to be entered into in connection with the Proposed Transaction.

In addition, we express no view as to, and our opinion does not consider or address, (i) the future price or value of any class of securities or other equity interests of Republic or the Company or MergerCo, or any assets of Republic or the Company or MergerCo, (ii) the underlying business decision of the Company to proceed with or effect the Proposed Transaction, or (iii) the relative merits of the Proposed Transaction as compared to any alternative business plans, opportunities or strategies that might exist for the Company, or the effect of any other transaction in which the Company may engage. In arriving at our opinion, we were not asked to solicit, and did not solicit, interest from any party with respect to any sale, acquisition, business combination or other extraordinary transaction involving the Company or its assets. We have not considered and our opinion does not address the underlying decision by the Company to engage in the Transaction.

Based upon and subject to the foregoing and as presented to the Board of Directors of Mesa Air Group, Inc. on February 13, 2025, we are of the opinion that the Exchange Ratio in the Proposed Transaction is fair, from a financial point of view, to the Company’s Legacy Shareholders. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the Legacy Shareholders of the Exchange Ratio. FTICA has not been asked to offer, nor does FTICA offer, any opinion as to any other term of the Agreement, any other document or transaction contemplated by or entered into in connection with the Agreement, the form or structure of the Proposed Transaction, the likely timeframe in which the Proposed Transaction will be consummated, or whether the Proposed Transaction in fact can and will be consummated.

FTICA expresses no opinion as to the fairness of the amount or nature of any compensation or payment to be received by any individual securityholder of any entity or any officers, directors, agents or employees of any

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	B-3

parties to the Proposed Transaction. Our opinion does not address any other aspect or implication of the Proposed Transaction, the Agreement, or any other agreement or understanding entered into in connection with the Proposed Transaction or otherwise. We express no opinion or view as to the fairness of the Proposed Transaction to the holders of any other class of securities (including any preferred stock of the Company), creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Our opinion is based on the draft Agreement and certain terms of the Proposed Transaction, including the Exchange Ratio, described to us by Mesa Management. We have not been provided, and have not reviewed, the final Agreement or any exhibits thereto, or any other definitive or draft agreements or documents relating to the Proposed Transaction, and we express no view or opinion with respect to such agreements, arrangements and documents.

FTICA does not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respects from the draft reviewed by us and that the consummation of the Proposed Transaction will be effected in accordance with the terms and conditions of the Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Proposed Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the parties to the Proposed Transaction or the contemplated benefits of the Proposed Transaction. We have also assumed that the representations and warranties made by the parties in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis.

We will receive a fee for our services in connection with this opinion, a portion of which is payable upon rendering this opinion. The Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities that may arise out of our engagement pursuant to that certain Engagement Agreement, dated January 23, 2025, between the Company and FTICA (the “Engagement Agreement”). FTICA is a wholly-owned subsidiary of FTI Consulting, Inc. (“FTI”).

We are also acting as financial advisor to the Company with respect to the Proposed Transaction and will receive a fee from the Company for our services, which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, Republic or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, we have provided general Investment Banking Services to Mesa including but not limited to General Corporate Finance advice related to the Company’s indebtedness including Aircraft Indebtedness and Asset Sales Transactions. The Company and its Board of Directors acknowledges the disclosure of all of these facts and circumstances and relationships, has conducted its own inquiry as to the services performed in the past by FTI and its affiliates on behalf of the Company and has waived all actual and potential conflicts of interest and claims that may arise from FTICA’s services hereunder or in connection with any prior or future engagements of FTI or FTICA and its affiliates, subject to the applicable provisions of the Engagement Agreement as set forth therein.

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	B-4

FTI, its subsidiaries and its affiliates engage in a wide range of businesses including, without limitation, investment banking, asset management and other financial and non-financial advisory services. In the ordinary course of our business, we and our affiliates may actively advise our customers with respect to trades or other transactions in equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of or relating directly or indirectly to the Company, Republic and their respective affiliates.

This opinion, the issuance of which has been approved by FTICA’s Fairness Committee, is strictly for the use and benefit of the Board and is rendered to the Board in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any securityholder of the Company or Republic or any other person as to how such person should proceed with respect to the Proposed Transaction.

Very truly yours,

FTI Capital Advisors, LLC

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	B-5

July 9, 2025

STRICTLY CONFIDENTIAL

Mesa Air Group, Inc.

410 North 44th Street

Suite 700

Phoenix, AZ 85008

Attn: The Board of Directors of Mesa Air Group, Inc.

Subject: Update to the March 17, 2025 Opinion of FTI Capital Advisors, LLC (the “OL”)

Ladies and Gentlemen:

Reference is made to the OL set forth above. Defined terms used in this Update Letter OL shall have the same meaning and definition as set forth in the OL.

You have informed us that Mesa Air Group, Inc. (including its subsidiaries, affiliates and assigns, the “Company”, “Mesa” or “you”) have entered into a “Proposed Transaction” pursuant to an Agreement, Plan of Conversion and Plan of Merger (the “Agreement”), whereby the Company will merge with Republic Airways Holdings, Inc. (together with its affiliates, “Republic”). Pursuant to the Proposed Transaction, the Company will be the surviving corporation, and each outstanding share of common stock, par value of $0.001 per share, of Republic will be converted (the “Conversion”) into the right to receive 584.9 shares of Mesa common stock, par value of zero per share.

Our March 17 OL relied upon an Exchange Ratio whereby each outstanding share of common stock, par value of $0.001 per share, of Republic will be converted (the “Conversion”) into the right to receive 636 shares of Mesa common stock, par value of zero per share.

Our March 17 OL stated, among other things, as follows:

“Based upon and subject to the foregoing and as presented to the Board of Directors of Mesa Air Group, Inc. on February 13, 2025, we are of the opinion that the Exchange Ratio of 636 in the Proposed Transaction is fair, from a financial point of view, to the Company’s Legacy Shareholders. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the Legacy Shareholders of the Exchange Ratio.”

The foregoing conclusion in our March 17 OL assumed that Mesa’s Legacy Shareholders will not own less than 6% of the combined company’s common stock on a fully diluted basis as a consequence of the Merger.

You have advised us that:

1.	subsequent to March 17, 2025, the Exchange Ratio was adjusted to an Exchange Ratio of 584.90 shares of Mesa common stock to be exchanged for each share of Republic stock; and

www.fticapitaladvisors.com

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B-6

2.	the foregoing adjustment occurred solely because of a mathematical correction to the number of shares of each Company that would be issued and outstanding at the closing.

You have asked us whether, on March 17, 2025, if we had relied on the 584.90 Exchange Ratio (rather than the 636 Exchange Ratio), would that revision to the Exchange Ratio, by itself, have changed our March 17 Opinion?

1.

We hereby confirm that (provided there were no other changes or revisions to the Management Representation Letter dated March 17, 2025), on March 17 (and subject to the same provisions and terms set forth in our March 17 Opinion), the FTICA conclusion presented in the March 17 Opinion would not change as a result of the foregoing update to the Exchange Ratio, assuming that Mesa’s Legacy Shareholders will not hold less than 6% of the combined company’s common stock on a fully diluted basis as a consequence of the Merger.

2.

We have neither received nor analyzed any updated information or undertaken to do so, nor have we updated or brought current our March 17 Opinion, except as expressly set forth in paragraph 1 immediately above.

3.

This letter is provided for the sole benefit to and use by Mesa’s board of directors in its consideration of the Merger. It is not intended to be and does not constitute a recommendation to any securityholder of the Company or Republic or any other person as to how such person should proceed with respect to the Proposed Transaction.

Very truly yours,

FTI Capital Advisors, LLC

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	B-7

Annex C

MESA AIR GROUP, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MESA AIR GROUP, INC. FOR THE 2025 SPECIAL MEETING OF STOCKHOLDERS

The undersigned stockholder of Mesa Air Group, Inc., a Nevada corporation (the “Company”), hereby acknowledges receipt of the Notice of Special Meeting of Stockholders, dated     , 2025, and hereby appoints Michael J. Lotz and Brian S. Gillman, or either of them, as proxies, each with the full power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on this Proxy Card, all of the shares of common stock of Mesa Air Group, Inc. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held at    Mountain Standard Time on    , 2025, at 2525 E. Camelback Road, Suite 1000, Phoenix, Arizona 85016 (the “Mesa Special Meeting”), and any adjournment or postponement thereof.

The Board of Directors recommends a vote “FOR” the proposals in Items 1, 2, 3, 4, and 5.

		For	Against	Abstain
1.

Approve the Merger and all transactions contemplated by the Merger Agreement, including the Merger and the conversion of Mesa from a Nevada corporation to a Delaware corporation by means of a conversion, pursuant to the Plan of Conversion.

		☐	☐	☐

2.

Approve (i) the issuance of shares of common stock of Mesa, which will represent more than 20% of the shares of Mesa common stock outstanding immediately prior to the Merger, (a) to stockholders of Republic pursuant to the terms of the Merger Agreement, dated as of April 4, 2025, and (b) in respect of the Escrow Shares, which shall ultimately be distributed to one or more of United Airlines, the Surviving Corporation, or the Pre-Merger Mesa Shareholders, pursuant to the terms of the Merger Agreement and the Three Party Agreement, and (ii) the change of control arising from the issuance of shares in connection with the Merger and the Escrow Issuance, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

		☐	☐	☐

3.	Approve on an advisory (non-binding) basis, certain compensation payments that will or may be made by Mesa to its named executive officers in connection with the Merger.	☐	☐	☐

4.	Approve the Republic 2025 Equity Incentive Plan.	☐	☐	☐

5.	Approve an adjournment of the Mesa Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals in Items 1, 2, 3, and 4.	☐	☐	☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

Dated: ________________, 2025

Please sign exactly as your name appears on the front of this Proxy Card. When shares are held in common or in joint tenancy, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

SIGNATURES:

Signature

Signature

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20 (Form S-4) / Item 14 (Form S-1). Indemnification of Directors and Officers

Nevada law provides that Mesa’s directors and officers will not be individually liable to Mesa, Mesa shareholders or Mesa creditors for any damages as a result of any act or omission as a director or officer other than in circumstances where the presumption that the director or officer acted in good faith, on an informed basis and with a view to the interests of Mesa has been rebutted, and it is proven that the director or officer breaches his or her fiduciary duty to Mesa and such breach involves intentional misconduct, fraud or a knowing violation of law.

Nevada law also allows a corporation to indemnify officers and directors for actions for which a director or officer either would not be liable pursuant to the limitation of liability provisions of Nevada law or where he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to Mesa’s best interests, and, in the case of an action not by or in the right of Mesa and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Mesa’s Charter and second amended and restated bylaws, as amended, provide indemnification for Mesa’s directors and officers to the fullest extent permitted by Nevada law. Mesa has entered into, and expect to continue to enter into, agreements to indemnify Mesa’s directors as determined by Mesa’s board of directors. Mesa has entered into, and in the future may enter into, indemnification agreements with each of Mesa’s directors that may, in some cases, be broader than the specific indemnification provisions under Nevada law. In addition, Mesa’s Charter includes provisions that eliminate the personal liability of Mesa’s directors and officers for monetary damages resulting from certain breaches of fiduciary duties as a director or officer to the fullest extent permitted by Nevada law. The effect of these provisions is to restrict Mesa’s rights and the rights of Mesa’s shareholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for acts or omissions not in good faith or in a manner which he or she did not reasonably believe to be in or not opposed to Mesa’s best interest if, subject to certain exceptions, the act or failure to act constituted a breach of fiduciary duty and such breach involved intentional misconduct, fraud or knowing violations of law. Mesa is also authorized to carry directors’ and officers’ insurance to protect Mesa’s directors, officers, employees and agents against certain liabilities.

The limitation of liability and indemnification provisions in Mesa’s Charter, second amended and restated bylaws, as amended, and indemnification agreements may discourage shareholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Mesa and its shareholders. A shareholder’s investment may be harmed to the extent Mesa pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions do not limit or eliminate Mesa’s rights, or those of any shareholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s or officer’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under federal securities laws. At present, there is no pending litigation or proceeding involving any of Mesa’s directors or officers as to which indemnification is required or permitted, and Mesa is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Item 21 (Form S-4) / Item 16 (Form S-1). Exhibits and Financial Statement Schedules

(a)	Exhibit Index

A list of exhibits filed with this registration statement on Form S-4/S-1 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statements

The financial statements filed with this registration statement on Form S-4/S-1 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22 (Form S-4). Undertakings

(a)	The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5)

That every prospectus (i) that is filed pursuant to paragraph (a)(4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

2.1	Merger Agreement, dated April 4, 2025, between Mesa Air Group, Inc. and Republic Airway Holdings, Inc.	8-K	April 8, 2025	2.1

3.1	Second Amended and Restated Articles of Incorporation of the Registrant	8-K	August 14, 2018	3.1

3.2	Second Amended and Restated Bylaws of the Registrant	8-K	December 10, 2020	3.1

3.3	Amendment to Second Amended and Restated Bylaws of Mesa Air Group, Inc., effective as of January 13, 2023	8-K	January 13, 2023	3.2

3.4^^	Form of Certificate of Incorporation of Mesa Air Group, Inc., to be renamed Republic Airways Holdings Inc.

3.5^^	Form of Bylaws of Mesa Air Group, Inc., to be renamed Republic Airways Holdings Inc.

4.1	Form of Common Stock Certificate	S-1/A	August 6, 2018	4.1

4.2	Description of Capital Stock	10-K	May 14, 2025	4.2

4.3	Warrant Agreement, dated October 30, 2020, between Mesa Air Group, Inc. and the United States Department of the Treasury	10-K	December 14, 2020	4.3

4.4	Form of Warrant (incorporated by reference to Annex B to Exhibit 4.3)	10-K	December 14, 2020	4.4

5.1^^	Opinion of Potter Anderson & Corroon LLP

8.1^^	Tax Opinion of DLA Piper LLP (US)

8.2^^	Tax Opinion of Simpson Thacher & Bartlett LLP

10.1#	Mesa Air Group, Inc. 2018 Equity Incentive Plan and related forms of agreement	S-8	August 16, 2019	99.1

10.2#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	S-1	July 13, 2018	10.5

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.3#	Amended and Restated Employment Agreement between the Registrant and Jonathan G. Ornstein, dated July 26, 2018	S-1/A	July 30, 2018	10.7

10.4#	Amended and Restated Employment Agreement between the Registrant and Michael J. Lotz, dated July 26, 2018	S-1/A	July 30, 2018	10.8

10.5#	Amended and Restated Employment Agreement between the Registrant and Brian S. Gillman, dated December 2, 2024	10-K	May 14, 2025	10.5

10.6.1††	Second Amended and Restated United Capacity Purchase Agreement between United Airlines, Inc. and Mesa Airlines, Inc. dated November 4, 2020	10-K	December 14, 2020	10.10.15

10.6.2††	First Amendment to the Second Amended and Restated United Capacity Purchase Agreement between United Airlines, Inc. and Mesa Airlines, Inc. dated September 22, 2021	10-K	December 10, 2021	10.11.4

10.6.3††	Second Amendment to the Second Amended and Restated United Capacity Purchase Agreement between United Airlines, Inc. and Mesa Airlines, Inc. dated February 4, 2022	10-Q	May 9, 2022	10.1

10.6.4††	Third Amendment to the Second Amended and Restated United Capacity Purchase Agreement between United Airlines, Inc. and Mesa Airlines, Inc. dated July 11, 2022	10-Q	August 8, 2022	10.3

10.6.5††	Fourth Amendment to the Second Amended and Restated United Capacity Purchase Agreement between United Airlines, Inc. and Mesa Airlines, Inc. dated August 8, 2022	10-K	December 29, 2022	10.7.5

10.6.6††	Third Amended and Restated Capacity Purchase Agreement among United Airlines, Inc., Mesa Airlines, Inc., and Mesa Air Group, Inc., dated December 27, 2022	10-Q	February 9, 2023	10.2

10.6.7††	First Amendment to the Third Amended and Restated Capacity Purchase Agreement among United Airlines, Inc., and Mesa Airlines, Inc., dated January 11, 2023	10-Q	May 24, 2024	10.10.10

10.6.8††	Second Amendment to the Third Amended and Restated Capacity Purchase Agreement among United Airlines, Inc., and Mesa Airlines, Inc., dated January 19, 2024	10-K	May 14, 2025	10.7.8

10.6.9††	Third Amendment to the Third Amended and Restated Capacity Purchase Agreement among United Airlines, Inc., and Mesa Airlines, Inc., dated May 8, 2024	10-K	May 14, 2025	10.7.9

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.6.10††	Fourth Amendment to the Third Amended and Restated Capacity Purchase Agreement among United Airlines, Inc., and Mesa Airlines, Inc., dated December 23, 2024	10-K	May 14, 2025	10.7.10

10.7††	Aircraft Purchase Agreement between Mesa Airlines, Inc. and United Airlines, Inc. dated September 27, 2022	10-K	December 29, 2022	10.8

10.8.1††	Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated November 19, 2020, effective as of January 1, 2021	10-Q	February 9, 2021	10.1.1

10.8.2††	First Amendment to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated November 19, 2020, effective January 1, 2021	10-Q	February 9, 2021	10.1.2

10.8.3††	Amendment No. 2 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated April 9, 2021	10-Q	August 9, 2021	10.2.1

10.8.4††	Amendment No. 3 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated April 19, 2021	10-Q	August 9, 2021	10.2.2

10.8.5††	Amendment No. 4 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated June 9, 2021	10-Q	August 9, 2021	10.2.3

10.8.6††	Amendment No. 5 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated August 9, 2021	10-K	December 10, 2021	10.12.6

10.8.7††	Amendment No.7 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated March 31, 2022	10-Q	May 9, 2022	10.2

10.8.8††	Amendment No.8 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated June 10, 2022	10-Q	August 8, 2022	10.1

10.8.9††	Amendment No.9 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated June 20, 2022	10-Q	August 8, 2022	10.2

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.8.10††	Amendment No.10 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated July 28, 2022	10-K	December 29, 2022	10.9.10

10.8.11	Amendment No.11 to the Amended and Restated Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and American Airlines, Inc. dated December 16, 2022	10-Q	February 9, 2023	10.1

10.9.1	Credit and Guaranty Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C., the other guarantors party thereto from time to time, CIT Bank, N.A. and the other lenders party thereto, dated August 12, 2016	S-1/A	July 30, 2018	10.12.1

10.9.2	Amendment No. 1 to Credit Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated June 5, 2017	S-1/A	July 30, 2018	10.12.2

10.9.3	Amendment No. 2 to Credit Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated June 27, 2017	S-1/A	July 30, 2018	10.12.3

10.9.4	Amendment No. 3 to Credit Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated September 19, 2017	S-1/A	July 30, 2018	10.12.4

10.9.5	Amendment No. 4 to Credit Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated April 27, 2018	S-1/A	July 30, 2018	10.12.5

10.9.6††	Second Amended and Restated Credit and Guaranty Agreement, among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, NA, dated as of June 30, 2022	10-Q	February 9, 2023	10.6

10.9.7††	Amendment No. 1 to Second Amended and Restated Credit and Guaranty Agreement, dated December 27, 2022	10-Q	February 9, 2023	10.4

10.9.8††	Amendment No. 2 to Second Amended and Restated Credit and Guaranty Agreement, dated January 27, 2023	10-Q	February 9, 2023	10.5

10.9.9††	Amendment No. 3 to Second Amended and Restated Credit and Guaranty Agreement, dated September 6, 2023	10-K	January 26, 2024	10.11

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.9.10††	Waiver to Second Amended and Restated Credit and Guaranty Agreement, dated December 23, 2024	10-K	May 14, 2025	10.10.10

10.10	Mortgage and Security Agreement among Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C., the other grantors referred to therein and CIT Bank, N.A., dated August 12, 2016	S-1/A	July 30, 2018	10.13.1

10.11.1	Office Lease Agreement between the Registrant and DMB Property Ventures Limited Partnership, dated October 16, 1998	DRS	May 7, 2018	10.20.1

10.11.2	First Amendment to Lease between the Registrant and DMB Property Ventures Limited Partnership, dated March 9, 1999	DRS	May 7, 2018	10.20.2

10.11.3	Second Amendment to Lease between the Registrant and DMB Property Ventures Limited Partnership, dated November 8, 1999	DRS	May 7, 2018	10.20.3

10.11.4	Lease Amendment Three between the Registrant and CMD Realty Investment Fund IV, L.P., dated November 7, 2000	DRS	May 7, 2018	10.20.4

10.11.5	Lease Amendment Four between the Registrant and CMD Realty Investment Fund IV, L.P., dated May 15, 2001	DRS	May 7, 2018	10.20.5

10.11.6	Lease Amendment Five between the Registrant and CMD Realty Investment Fund IV, L.P., dated October 11, 2002	DRS	May 7, 2018	10.20.6

10.11.7	Lease Amendment Six between the Registrant and CMD Realty Investment Fund IV, L.P., dated April 1, 2003	DRS	May 7, 2018	10.20.7

10.11.8	Amended and Restated Lease Amendment Seven between the Registrant and CMD Realty Investment Fund IV, L.P., dated April 15, 2005	DRS	May 7, 2018	10.20.8

10.11.9	Lease Amendment Eight between the Registrant and CMD Realty Investment Fund IV, L.P., dated October 12, 2005	DRS	May 7, 2018	10.20.9

10.11.10	Lease Amendment Nine between the Registrant and Transwestern Phoenix Gateway, L.L.C., dated November 4, 2010	DRS	May 7, 2018	10.20.10

10.11.11	Lease Amendment Eleven between the Registrant and Phoenix Office Grand Avenue Partners, LLC, dated July 31, 2014	DRS	May 7, 2018	10.20.11

10.11.12	Lease Amendment Twelve between the Registrant and Phoenix Office Grand Avenue Partners, LLC, dated November 20, 2014	DRS	May 7, 2018	10.20.12

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.12.1	Loan and Guarantee Agreement, dated as of October 30, 2020, among Mesa Airlines, Inc., as Borrower, the Guarantors party thereto from time to time, the United States Department of the Treasury, and The Bank of New York Mellon, as Administrative Agent and Collateral Agent	10-K	December 14, 2020	10.22.1

10.12.2	Modification and Waiver Agreement, dated December 22, 2022, among Mesa Airlines, Inc., as Borrower, the Guarantor parties thereto from time to time, the United States Department of the Treasury, and the Bank of New York Mellon, as Administrative Agent and Collateral Agent	10-Q	February 9, 2023	10.3

10.12.3	CCR Modification Agreement dated December 23, 2024, among Mesa Airlines, Inc., as Borrower, the Guarantor parties thereto from time to time, the United States Department of the Treasury, and the Bank of New York Mellon, as Administrative Agent and Collateral Agent	10-Q	May 14, 2025	10.18.3

10.13	Fourteenth Amendment to Lease between the Registrant and BOF AZ Phoenix Gateway Center LLC, dated December 15, 2021	10-Q	February 9, 2022	10.1

10.14††	Engine Sale and Purchase Agreement, dated December 27, 2022	10-Q	February 9, 2023	10.7

10.15	Three Party Agreement, dated April 4, 2025, among Mesa Air Group, Inc., Mesa Airlines, Inc., Republic Airway Holdings, Inc., United Airlines, Inc. and Mesa Representative.	8-K	April 8, 2025	10.1

10.16^^	Registration Rights Agreement, dated July 10, 2025 between Republic Airways Holdings Inc. and each holder of shares of common stock listed on Schedule 1 thereto

10.17^^	Form of Indemnification Agreement of the Surviving Corporation

10.18#^^	Republic Airways Holdings Inc. 2020 Omnibus Incentive Plan

10.19#^^	Republic Airways Holdings Inc. Long-Term Incentive Plan

10.20#^^	Form of Republic Airways Holdings Inc. Incentive Interest Award Agreement

10.21#^^	Form of Republic Airways Inc. Restricted Stock Unit Grant Notice and Agreement

10.22.1#^^	Second Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Joseph P. Allman, dated February 8, 2017

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.22.2 #^^	First Amendment to Second Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Joseph P. Allman, dated November 14, 2017

10.22.3#^^	Second Amendment to Second Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Joseph P. Allman, dated November 27, 2017

10.23.1#^^	Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Paul K. Kinstedt, dated February 8, 2017

10.23.2#^^	First Amendment to Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Paul K. Kinstedt, dated November 14, 2017

10.23.3#^^	Second Amendment to Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Paul K. Kinstedt, dated November 27, 2017

10.24.1#^^	Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Matthew J. Koscal, dated February 8, 2017

10.24.2#^^	First Amendment to Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Matthew J. Koscal, dated November 14, 2017

10.24.3#^^	Second Amendment to Amended and Restated Employment Agreement between Republic Airways Holdings Inc. and Matthew J. Koscal, dated November 27, 2017

10.25.1†††^^	Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline Inc., dated January 23, 2013

10.25.2†††^^	First Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline Inc., dated February 28, 2013

10.25.3†††^^	Second Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline Inc., dated September 2, 2016

10.25.4†††^^	Third Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline Inc., dated October 12, 2017

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.25.5†††^^	Fourth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline Inc., dated November 3, 2017

10.25.6†††^^	Fifth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline Inc., dated December 15, 2017

10.25.7†††^^	Sixth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline Inc., dated February 23, 2018

10.25.8†††^^	Seventh Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated September 28, 2018

10.25.8.1†††^^	Letter Agreement between American Airlines, Inc. and Republic Airline Inc., dated September 21, 2018

10.25.9†††^^	Eighth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated April 23, 2019

10.25.10†††^^	Ninth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated December 16, 2019

10.25.11†††^^	Tenth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated April 8, 2020

10.25.12†††^^	Eleventh Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated June 22, 2020

10.25.13†††^^	Twelfth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated December 17, 2020

10.25.14†††^^	Thirteenth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated May 26, 2021

10.25.15†††^^	Fourteenth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated May 28, 2021

10.25.16†††^^	Fifteenth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated July 26, 2022

10.25.17†††^^	Sixteenth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated February 24, 2023

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.25.18†††^^	Seventeenth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated April 12, 2023

10.25.19†††^^	Eighteenth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated December 22, 2023

10.25.20†††^^	Nineteenth Amendment to the Capacity Purchase Agreement between American Airlines, Inc. and Republic Airline, Inc., dated July 27, 2025

10.26.1†††^^	Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings, Inc. and Republic Airline, Inc., dated January 13, 2005

10.26.2†††^^	First Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings, Inc. and Shuttle America Corp., dated March 12, 2007

10.26.3†††^^	Second Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings, Inc. and Shuttle America Corp., dated August 21, 2007

10.26.4†††^^	Third Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings, Inc. and Shuttle America Corp., dated January 31, 2011

10.26.5†††^^	Fourth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings, Inc. and Shuttle America Corp., dated April 26, 2011

10.26.6†††^^	Fifth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated May 1, 2012

10.26.7†††^^	Sixth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings, Inc. and Shuttle America Corp., dated December 18, 2014

10.26.8†††^^	Seventh Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated December 11, 2014

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.26.9†††^^	Eighth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated March 23, 2016

10.26.10†††^^	Ninth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated December 9, 2016

10.26.11†††^^	Tenth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated March 10, 2017

10.26.12†††^^	Eleventh Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated May 15, 2018

10.26.13†††^^	Twelfth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated May 9, 2019

10.26.14†††^^	Thirteenth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated May 31, 2019

10.26.15†††^^	Fourteenth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated July 30, 2019

10.26.16†††^^	Fifteenth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated July 22, 2020

10.26.17†††^^	Sixteenth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated October 21, 2020

10.26.18†††^^	Seventeenth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated January 12, 2021

10.26.19†††^^	Eighteenth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated April 30, 2021

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.26.20†††^^	Nineteenth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated June 29, 2021

10.26.21†††^^	Twentieth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated September 2, 2021

10.26.22†††^^	Twenty-first Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated September 30, 2021

10.26.23†††^^	Twenty-second Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated March 31, 2022

10.26.24†††^^	Twenty-third Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated January 18, 2023

10.26.25†††^^	Twenty-fourth Amendment to the Delta Connection Agreement among Delta Air Lines, Inc., Republic Airways Holdings Inc. and Shuttle America Corp., dated July 23, 2024

10.27.1†††^^	United Express Agreement between United Air Lines, Inc. and Shuttle America Corp., dated December 28, 2006

10.27.2†††^^	First Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corp., dated August 21, 2007

10.27.3†††^^	Fourth Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corp., dated March 15, 2010

10.27.4†††^^	Fifth Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corp., dated January 4, 2011

10.27.5†††^^	Sixth Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corp., dated June 20, 2011

10.27.6†††^^	Seventh Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corporation, dated September 16, 2014

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.27.7†††^^	Eighth Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corporation, dated August 24, 2015

10.27.8†††^^	Tenth Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corporation, dated October 13, 2015

10.27.9†††^^	Eleventh Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corporation, dated December 10, 2015

10.27.10†††^^	Twelfth Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corporation, dated May 1, 2015

10.27.11†††^^	Thirteenth Amendment to the United Express Agreement between United Air Lines, Inc. and Shuttle America Corporation, dated February 5, 2016

10.27.12†††^^	Fourteenth Amendment to the United Express Agreement between United Air Lines, Inc., Republic Airline Inc. and Shuttle America Corporation, dated May 27, 2016

10.27.13†††^^	Fifteenth Amendment to the United Express Agreement between United Air Lines, Inc., Republic Airline Inc. and Shuttle America Corporation, dated November 15, 2016

10.27.14†††^^	Sixteenth Amendment to the United Express Agreement between United Air Lines, Inc., Republic Airline Inc. and Shuttle America Corporation, dated August 19, 2020

10.27.15†††^^	Seventeenth Amendment to the United Express Agreement between United Air Lines, Inc., Republic Airline Inc. and Shuttle America Corporation, dated December 30, 2020

10.27.16†††^^	Eighteenth Amendment to the United Express Agreement between United Air Lines, Inc., Republic Airline Inc. and Shuttle America Corporation, dated September 29, 2021

10.27.17†††^^	Nineteenth Amendment to the United Express Agreement between United Air Lines, Inc., Republic Airline Inc. and Shuttle America Corporation, dated September 30, 2021

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.27.18†††^^	Twentieth Amendment to the United Express Agreement between United Air Lines, Inc., Republic Airline Inc. and Shuttle America Corporation, dated January 25, 2023

10.27.19†††^^	Twenty-first Amendment to the United Express Agreement between United Air Lines, Inc., Republic Airline Inc. and Shuttle America Corporation, dated May 31, 2024

10.27.20†††^^	Amended & Restated United Express Agreement between United Air Lines, Inc. and Shuttle America Corp., dated January 25, 2023

10.27.21†††^^	Amendment No. 1 to the Amended and Restated United Express Agreement between United Air Lines, Inc. and Shuttle America Corp., dated April 4, 2025

10.27.22†††^^	Letter Agreement, between United Air Lines, Inc. and Republic Airways Holdings Inc., dated April 4, 2025

10.27.23†††^^	Form of Capacity Purchase Agreement among United Airlines, Inc. and the parties named therein (incorporated by reference to Exhibit 1 to Exhibit 10.27.22)

10.28.1†††^^	Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airline Inc., dated December 15, 2018

10.28.2†††^^	Letter Agreement between Embraer S.A. and Republic Airline Inc., dated December 15, 2018

10.28.3†††^^	Amendment No. 1 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of May 29, 2019

10.28.4†††^^	Amendment No. 2 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of August 26, 2019

10.28.5†††^^	Amendment No. 3 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of November 29, 2019

10.28.6†††^^	Amendment No. 4 to Purchase Agreement COM0448-18 between Yaborã Indústria Aeronáutica S.A. and Republic Airways Inc., dated as of April 6, 2020

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.28.7†††^^	Amendment No. 5 to Purchase Agreement COM0448-18 between Yaborã Indústria Aeronáutica S.A. and Republic Airways Inc., dated as of December 17, 2020

10.28.8†††^^	Amendment No. 1 to Letter Agreement COM0449-18 between Yaborã Indústria Aeronáutica S.A. and Republic Airways Inc., dated as of December 17, 2020

10.28.9†††^^	Amendment No. 6 to Purchase Agreement COM0448-18 between Yaborã Indústria Aeronáutica S.A. and Republic Airways Inc., dated as of April 30, 2021

10.28.10†††^^	Amendment No. 7 to Purchase Agreement COM0448-18 between Embraer S.A., Yaborã Indústria Aeronáutica S.A., and Republic Airways Inc., dated as of November 19, 2021

10.28.11†††^^	Amendment No. 8 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of February 8, 2022

10.28.12†††^^	Amendment No. 9 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of September 27, 2022

10.28.13†††^^	Amendment No. 10 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of September 21, 2023

10.28.14†††^^	Amendment No. 2 to Letter Agreement COM0449-18 between Embraer S.A. and Republic Airways Inc., dated as of September 21, 2023

10.28.15†††^^	Amendment No. 11 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of March 27, 2024

10.28.16†††^^	Amendment No. 12 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of June 18, 2024

10.28.17†††^^	Amendment No. 13 to Purchase Agreement COM0448-18 between Embraer S.A. and Republic Airways Inc., dated as of April 30, 2025

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.29^^	Loan and Guarantee Agreement, dated as of November 6, 2020, among Republic Airways Inc., Republic Airways Holdings Inc., and the U.S. Department of the Treasury

10.30.1^^	Amended and Restated Warrant Agreement, dated as of November 18, 2020, between Republic Airways Holdings Inc. and the U.S. Department of the Treasury

10.30.2^^	Form of Warrant (incorporated by reference to Annex B to Exhibit 10.30.1)

10.31.1^^	Warrant Agreement, dated as of January 15, 2021, between Republic Airways Holdings Inc. and the U.S. Department of the Treasury

10.31.2^^	Form of Warrant (incorporated by reference to Annex B to Exhibit 10.31.1)

10.32.1^^	Payroll Support Agreement Extension Agreement, dated as of January 15, 2021, between Republic Airways, Inc. and the U.S. Department of the Treasury

10.32.2^^	Promissory Note, dated as of January 15, 2021, issued by Republic Airways, Inc. and guaranteed by Republic Airways Holdings Inc. to the U.S. Department of the Treasury

10.33.1^^	Warrant Agreement, dated as of June 10, 2021, between Republic Airways Holdings Inc. and the U.S. Department of the Treasury

10.33.2^^	Form of Warrant (incorporated by reference to Annex B to Exhibit 10.33.1)

10.34^^	Payroll Support Agreement, dated as of June 10, 2021, between Republic Airways, Inc. and the U.S. Department of the Treasury

10.35^^	Promissory Note, dated as of June 10, 2021, issued by Republic Airways, Inc. and guaranteed by Republic Airways Holdings Inc. to the U.S. Department of the Treasury

10.36^^	Form of Escrow Agreement by and between Mesa Air Group, Inc., Mesa Shareholder Representative LLC, United Airlines, Inc. and Computershare Trust Company

10.37#^^	Republic Airways Holdings Inc. 2025 Equity Incentive Plan

10.38#^^	Separation and Consulting Agreement, General Release of Claims and Covenant Not to Sue between Mesa Air Group, Inc. and Jonathan G. Ornstein, dated April 4, 2025

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.39#^^	Separation and Consulting Agreement, General Release of Claims and Covenant Not to Sue between Mesa Air Group, Inc. and Michael J. Lotz, dated April 4, 2025

10.40#^^	Separation and Consulting Agreement, General Release of Claims and Covenant Not to Sue between Mesa Air Group, Inc. and Brian S. Gillman, dated April 4, 2025

21.1^^	List of subsidiaries of the Registrant

23.1	Consent of Marcum LLP, independent registered public accounting firm of Mesa Air Group, Inc.				X

23.2	Consent of RSM US LLP, former independent registered public accounting firm of Mesa Air Group, Inc.				X

23.3	Consent of Ernst & Young LLP, former independent registered public accounting firm of Mesa Air Group, Inc.				X

23.4	Consent of Deloitte & Touche LLP, independent auditors of Republic Airways Holdings Inc.				X

23.5	Consent of FTI Capital Advisors, LLC				X

23.6^^	Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1)

24.1^^	Power of Attorney (included on the signature page of this Registration Statement on Form S-4/S-1)

99.1^^	Consent of David Grizzle to serve as a director of Mesa Air Group, Inc., to be renamed Republic Airways Holdings Inc.

99.2^^	Consent of Glenn S. Johnson to serve as a director of Mesa Air Group, Inc., to be renamed Republic Airways Holdings Inc.

99.3^^	Consent of Michael C. Lenz to serve as a director of Mesa Air Group, Inc., to be renamed Republic Airways Holdings Inc.

99.4^^	Consent of Ruth Okediji to serve as a director of Mesa Air Group, Inc., to be renamed Republic Airways Holdings Inc.

99.5^^	Consent of Barry W. Ridings to serve as a director of Mesa Air Group, Inc., to be renamed Republic Airways Holdings Inc.

99.6^^	Consent of James E. Sweetnam to serve as a director of Mesa Air Group, Inc., to be renamed Republic Airways Holdings Inc.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				X

107^^	Filing Fee Table

**

The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

^^	Previously filed.
#	Management contract or compensatory plan.
††	Certain confidential information contained in this agreement has been omitted because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.
†††	Certain confidential information contained in this agreement has been omitted because it (i) is not material and (ii) is of the type the company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 29th day of September, 2025.

MESA AIR GROUP, INC.

By:	/s/ Michael J. Lotz
Name: Michael J. Lotz
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

* Jonathan G. Ornstein	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	September 29, 2025

/s/ Michael J. Lotz Michael J. Lotz	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 29, 2025

* Ellen N. Artist	Director	September 29, 2025

* Mitchell Gordon	Director	September 29, 2025

* Dana J. Lockhart	Director	September 29, 2025

* Harvey W. Schiller	Director	September 29, 2025

* Spyridon Skiados	Director	September 29, 2025

*By:	/s/ Michael J. Lotz
Name: Michael J. Lotz
Title: Attorney-in-Fact